Form 20-F
period 2012-06-30
Prima BioMed Ltd
filed 2012-10-03
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35428

Prima BioMed Ltd

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 7, 151 Macquarie Street, Sydney 2000, New South Wales, Australia

(Address of principal executive offices)

Matthew Lehman, Chief Executive Officer

Level 7, 151 Macquarie Street, Sydney, 2000 New South Wales, Australia

Phone +61 (0)2 9276 1224 Fax:+61 (0)2 9276 1284

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Ordinary Shares	The NASDAQ Stock Market LLC (in connection with the listing for trading of American Depositary Shares representing Ordinary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

The number of ordinary shares, as of June 30, 2012 1,066,063,388

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

i

CONTINUED

ii

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with the U.S. Securities Exchange Commission that was declared effective on April 12, 2012 and our American Depositary Shares, or ADSs, were listed on the NASDAQ Global Market under the symbol “PBMD” on April 16, 2012. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs, each of which represents 30 of our ordinary shares. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Prima BioMed”, “Prima Biomed” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

Cvac is our trademark. Any other trademarks and trade names appearing in this Annual Report on Form 20-F are owned by their respective holders.

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

Statements made in this Annual Report on Form 20-F concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this Annual Report or to any registration statement that we previously filed, you may read the document itself for a complete description of its terms.

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and Australian equivalents to IFRS, or A-IFRS. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

The following selected consolidated financial data as of June 30, 2012 and 2011 and for the fiscal years ended June 30, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2010, 2009 and 2008 and for the fiscal years ended June 30, 2009 and 2008 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2012	2011	2010	2009	2008
	(in A$, except share amounts)
Total revenue	4,202,567	1,066,196	523,734	29,112	57,940
Depreciation & amortization	(377,299)	(64,287)	(53,039)	(49,418)	(52,861)
Research & development and intellectual property	(14,501,039)	(9,531,163)	(5,124,522)	(613,892)	(213,433)
Corporate administrative expenses	(7,776,445)	(5,600,988)	(5,816,006)	(1,571,843)	(1,668,258)
Finance expenses	—	(6,395,818)	(6,946,628)	(148,875)	—
Impairment of assets	—	(555,107)	—	(471,464)	(1,954,945)
Changes in fair value of derivative financial	(1,488,744)	—	—	—	—
Net loss on financial liabilities at fair value through profit or loss	—	—	(528,846)	(115,385)	—
Other expenses	—	—	(15,280)	(4,677)	(10,766)

Net loss	(19,940,960)	(21,081,167)	(17,960,587)	(2,946,442)	(3,842,323)

Loss per share – basic and diluted	(0.0192)	(0.0374)	(0.0360)	(0.0090)	(0.0150)

Weighted average number of ordinary shares outstanding – basic and diluted	1,037,618,752	563,696,560	499,567,326	326,869,863	256,181,783

Consolidated Balance Sheet Data:

	As of June 30,
	2012	2011	2010	2009	2008
	(in A$)
Cash and cash equivalents	16,991,716	45,918,552	5,638,342	939,561	1,098,259
Working capital	36,458,512	54,525,711	14,369,705	696,327	993,438
Total assets	41,612,671	57,640,661	18,050,291	2,489,620	2,821,250
Long-term debt	—	—	—	—	—
Total shareholders’ equity	37,157,871	55,099,130	15,839,939	1,812,522	2,633,433

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Exchange rate as of June 30, 2012: A$1.00 is US$1.0191

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2008	0.9615	0.8965	0.9654	0.7672
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8820	0.9405	0.7723
2011	1.0670	0.9870	1.0958	0.8323
2012	1.0191	1.0319	1.1055	0.9500

Month	High	Low
	US$	US$
July 2011	1.1029	1.0598
August 2011	1.1015	1.0461
September 2011	1.0725	0.9757
October 2011	1.0753	0.9388
November 2011	1.0565	0.9664
December 2011	1.0382	0.9862
January 2012	1.0685	1.0197
February 2012	1.0816	1.0610
March 2012	1.0793	1.0371
April 2012	1.0453	1.0262
May 2012	1.0342	0.9727
June 2012	1.0191	0.9675
July 2012	1.0526	1.0163
August 2012	1.0593	1.0301
September 2012	1.0579	1.0205

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following risks relate specifically to our business and should be considered carefully. Our business, financial condition and results of operations could be harmed by any of the following risks. As a result, the trading price of our ordinary shares and our American Depositary Shares, or ADSs, could decline and the holders could lose part or all of their investment.

Risks Related to Our Business

We have a history of operating losses and may not achieve or maintain profitability in the future.

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability. As of June 30, 2012, we had an accumulated deficit of A$99.7 million. At this point we do not have any products that generate revenue. We will continue to incur losses from operations and we expect the costs of drug development to increase over the next years as more patients are recruited to our trials and potential commercialization draws near. In particular, we will continue to incur significant losses in carrying out clinical trials of Cvac necessary for regulatory approval. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable. Our current or any future product candidates may not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to be profitable.

If we fail to become and remain profitable, or if we are unable to fund our continuing losses, our business will be harmed and the holders of our ordinary shares and ADSs could lose all or part of their investment. There is a substantial risk that we may not be able to complete the development of our current product candidates or develop other pharmaceutical products. We will rely on Cvac and our other product candidates to generate revenues for us in the future. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We will require additional financing in the future to sufficiently fund our operations and research.

We have been incurring losses and will continue to do so as we expand our drug development programs. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of clinical trials; the cost, timing and outcome of submissions for regulatory approval; the commercial potential of our product candidates; our ability to increase manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the trials for Cvac progress and its associated costs increase we will require additional funds to achieve our long-term goals of commercialization and further development of other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase manufacturing capacity, develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or cease our operations including our research and development activities, which would harm our business, financial condition and results of operations.

Ongoing and future clinical trials of our product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. We may conduct lengthy and expensive clinical trials of our product candidates, only to learn that the product candidate is not an effective treatment or not sufficiently safe. A number of companies in the biotechnology industry have suffered significant setbacks in Phase III clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could require that a clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be harmed.

If we do not obtain the necessary regulatory approvals we will be unable to commercialize our pharmaceutical products. Even if we receive regulatory approval for any product candidates, profitability will depend on our ability to generate revenues from the sale of our products or the licensing of our technology.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. These regulations vary in important, meaningful ways from country to country. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application, or BLA, or equivalents in other jurisdictions, regulatory approval is never guaranteed. The U.S. Food and Drug Administration, or FDA, and other regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere, exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or our third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

Cvac is currently undergoing clinical trials, however, successful results in the trial and in the subsequent application for marketing approval are not guaranteed. If we are unable to obtain regulatory approvals we will not be able to generate revenue from Cvac or our other product candidates. Even if we receive regulatory approval for any product candidates, our profitability will depend on our ability to generate revenues from the sale of our product candidates or the licensing of our technology that will offset the significant and continuing expenditures required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and product candidates successfully.

Even if our product candidates receive regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our product candidates and we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our product candidates.

If we receive regulatory approval to sell Cvac or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. If we discover previously unknown problems with a product or our manufacturing facilities or the manufacturing facilities of a contract manufacturer, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our contract manufacturers’ facilities or terminating licenses to manufacture Good Manufacturing Practice grade material; or

•	seize or detain products or require a product recall.

Any of the foregoing could harm the commercialization of our product candidates and our results and operations may be harmed. Likewise, any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our products. In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our products. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product candidates and our business could suffer.

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of materials may negatively impact our business and operations.

Cvac differs from many therapeutic products in that it must be manufactured on a patient-by-patient basis, using the patients’ own immune cells, and therefore cannot be mass produced and stockpiled. Should we obtain regulatory approval, we may not be able to manufacture sufficient quantities in a cost-effective or timely manner which would hinder the commercialization of the product and reduce or prevent potential revenues. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the substantial financing that would be required to scale-up production and develop commercial manufacturing processes. We may not be able to enter into collaborative or contractual arrangements on acceptable terms with third parties that will meet our requirements for quality, quantity and timeliness. Such delays and hurdles could harm our business, financial condition and results of operations.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business conditions of our contractors.

We are a small company, with few internal staff and no capital facilities. As of June 30, 2012 we only had 26 employees. We rely on a variety of contractors to manufacture our products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

•	a contractor is unable to retain key staff that have been working on our business;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses its permits or licenses that may be required to manufacture our products; or

•	errors, negligence or misconduct that occur within a contractor may adversely affect our business concerns although we may not be directly responsible.

To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently party to any collaborative arrangement or strategic alliance that we believe is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of some of our product candidates. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant product candidate, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•	our strategic partner/collaborators may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have obtained key man insurance for our chief executive officer and chief medical officer. We are not aware that any member of our senior management or key scientific personnel is contemplating ending their relationship with Prima BioMed. Competition among biotechnology and pharmaceutical companies for qualified employees is intense and we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

Our research and development efforts will be jeopardized if we are unable to secure critical components and reagents necessary for manufacture of key components of Cvac.

A key component of Cvac manufacture is mononuclear cells (a type of blood cell) obtained from each patient, as Cvac is made specifically for each patient. To obtain mononuclear cells, we use a process called apheresis, which requires specially trained technicians using qualified processes on a COBE® Spectra machine from Terumo BCT. We have invested significant time and money into the training and quality control procedures for mononuclear cell collections. However, if we are unable to identify and train appropriate technicians in sufficient number, or if the COBE® Spectra becomes obsolete, or if kits for the COBE® Spectra are no longer supplied by the manufacturer, and we are unable to arrange for qualified substitutes, the continued development and any future commercialization of Cvac may be delayed.

Besides the patients’ own cells, many reagents important to Cvac manufacture are common to all patients. Many of the key reagents are available from reputable commercial sources, produced under the appropriate level of quality control (e.g. GMP, ISO, etc.) and supplied with appropriate specifications and batch release documentation. We have assumed that our ongoing supply of these reagents will be available during further clinical development, that no further technology transfer from us is required and that lot-to-lot reproducibility can be assured.

Some key reagents important to Cvac manufacture are custom made for Prima BioMed, in particular the Cvac antigen (Mannosylated Fusion Protein or M-FP). We have scaled up manufacturing of M-FP and other key custom reagents and we have sufficient quantities stockpiled for our foreseeable development needs; however, it may be difficult to obtain the same or comparable custom reagents in the future.

If we are unable to secure critical reagents from our current suppliers the continued development and any future commercialization of our product candidates may be delayed if regulatory authorities require any comparability testing or bridging studies to be performed.

Our success depends on our ability to protect our intellectual property and our proprietary technology.

Any future success will depend in large part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidates or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party, or third parties may in the future assert against us infringement claims regarding proprietary rights belonging to them. Such proceedings could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. Adverse determinations in any such proceedings could prevent us from developing and commercializing our products and could harm our business, financial condition and results of operations.

If we infringe the intellectual property rights of third parties, it may increase our costs or prevent us from the commercialization of our product candidates.

There is a risk that we are or may infringe other proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. To date, we have not been involved in any such third-party claims and, except as stated above, we are not aware that our product candidates infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

•	prohibited from selling or licensing any product candidate that we may develop unless the patent holder licenses the patent to us, which it is not required to do;

•	required to expend considerable amounts of money in defending the claim;

•	required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•	required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or

•	required to pay substantial monetary damages.

In March 2004, Cancer Vac (a wholly owned subsidiary of Prima BioMed Ltd) entered into an agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding mucin peptide patents. These mucin peptide patents are owned by Imperial Cancer Research Technology Limited, an English company, and were licensed to Biomira. As part consideration for the agreement, Biomira became a shareholder of Cancer Vac. While the agreements could be interpreted that we would incur milestone and royalty obligations based on Cvac development and commercialization, we do not believe that Prima has any ongoing obligations to Oncotheryon under these agreements. The ICRT mucin peptide patents are expired in all countries except Canada and the United States. The ICRT patents expire in Canada and 2014 and there is very little likelihood Cvac would be commercialized in Canada prior to 2014. However, Cvac may infringe the mucin peptide patents if commercialized in the United States prior to April 24, 2018. We may be prevented by Oncothyreon, Inc. from commercializing Cvac in the United States prior to that date, or we may be required to obtain a license at considerable costs, if at all, from Oncothyreon Inc. if we attempt to commercialize Cvac in the United States prior to that date.

If we are unable to keep pace with technological change or with the advances of our competitors, our technology and products may become non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do, and have more experience in conducting clinical trials and obtaining FDA, Australia’s Therapeutic Goods Administration and other regulatory approvals. Our ability to further develop and commercialize our products may be adversely affected if our competitors were to succeed in obtaining regulatory approval for their products sooner than us.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that Cvac or our other product candidates may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

Physicians, patients, payors or the medical community may be unwilling to accept, use or recommend our products which would adversely affect our potential revenues and future profitability.

If healthcare insurers and other organizations do not pay for our products or impose limits on its reimbursement, our future business may suffer.

Our product candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

Successful commercialization of our product candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payors are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the prices for our product candidates decrease or if governmental and other third-party payors do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales of our products commercially. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidates.

If there is a claim made against us or some other problem that is attributable to our products or product candidates, our share price may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of our product candidates. We may incur substantial liabilities or be required to limit development or commercialization of our product candidates if we cannot successfully defend ourselves against product liability claims. Such coverage may not be available in the future on acceptable terms, or at all. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity and force us to devote significant managerial and financial resources to those matters, and the commercialization of our product candidates may be delayed or severely compromised.

We rely on a number of third party researchers and contractors to produce, collect, and analyze data regarding the safety and efficacy of our product candidates. We have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analyzed incorrectly. If a claim is made against us in conjunction with the research testing activities, our share price may be negatively affected. We may be at risk of needing to redo testing at a significant cost. We could face additional liability beyond our insurance limits if testing mistakes were to endanger any human subjects. Liability claims due to errors or omissions in human testing may result in injury to our reputation in the eyes of scientists, doctors, regulators, and patients.

Risks Relating to Our Securities

Our stock price may be volatile and could decline significantly.

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian listed shares and our ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of our securities.

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange has ranged from as low as A$0.08 to a high of A$0.42. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of any of our product candidates;

•	regulatory actions in respect of any of our products or the products of any of our competitors;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect the willingness of investors to hold our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2012, our ordinary shares traded on the ASX from low of A$0.09 to a high of A$0.32 per share. Under ASX listing rules our shares may not trade below A$0.001 per share. The low trading price of our ordinary shares may adversely affect the willingness of investors to hold our ADSs.

We may be a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are currently a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ADRs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

The determination of whether we are a PFIC is made on an annual basis and depends on the composition of our income and the value of our assets. Therefore, it is possible that we could be a PFIC in the current year as well as in future years. If we are classified as a PFIC in any year that a U.S. Holder owns ADSs, the U.S. Holder will generally continue to be treated as holding ADSs of a PFIC in all subsequent years, notwithstanding that we are not classified as a PFIC in a subsequent year. Dividends received by the U.S. Holder and gains realized from the sale of our ADSs would be taxed as ordinary income and subject to an interest charge. We urge U.S. investors to consult their own tax advisors about the application of the PFIC rules and certain elections that may help to minimize adverse U.S. federal income tax consequences in their particular circumstances.

We have never paid a dividend and we do not intend to pay dividends in the foreseeable future which means that holders of shares and ADSs may not receive any return on their investment from dividends.

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors. Our holders of shares and ADSs may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs will be quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the Australian dollar has as a general trend appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

As a SEC registrant, we are obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the fiscal year ending June 30, 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as, if we are an accelerated filer or a large accelerated filer as stipulated in Item 308(b) of Regulations S-K, a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

During the financial close process for the fiscal year ended June 30, 2012, we determined that the statement of cash flows for the fiscal year ended June 30, 2011 contained errors with respect to the calculation of proceeds from the issue from shares, share issue transaction costs, interest received and payments to employees and suppliers resulting in a reclassification of amounts between the financing and operating activities sections of the statement of cash flows. There was no impact on our cash or loss per share.

We determined that the restatement of our financial statements for the fiscal year ended June 30, 2011 was the result of internal control deficiencies. A material weakness, as defined under the standards issued by the United States based Public Company Accounting Oversight Board, or PCAOB, is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. Therefore, a material weakness, as defined by the PCAOB, existed as of June 30, 2011 as we lacked the necessary technical accounting expertise to properly analyze and account for the increasingly complex financial agreements being reported in our financial statements. We have concluded that the steps described below designed to improve our financial reporting and internal controls have remediated this material weakness.

During fiscal 2012, we took the following steps designed to improve our financial reporting and internal controls: (1) the hiring of additional financial accounting staff, as we lessened our dependence on third-party contractors; (2) the retention of an international accounting firm to assist us on technical accounting matters related to material and complex transactions; and (3) the implementation of additional review procedures and controls over transactions and the financial close process.

We have not begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common shares to decline.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. Our expenses will be denominated in Australian dollars, U.S. dollars and European euro. In the last two years, the Australian dollar has, as a general trend, appreciated against the U.S. dollar and European euro. . We conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2012, we suffered foreign exchange losses as a result of currency fluctuations of A$1.2 million. It is our policy to use forward exchange contracts to cover anticipated cash flow in the U.S. dollar and Euro for the next twelve months. This policy is reviewed regularly by directors from time to time.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest will lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Holders of our ordinary shares or ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

•	that it did not have jurisdiction; and/or

•	that it was not an appropriate forum for such proceedings; and/or

•

that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; and/or

•	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its Annual Reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees – C. Board Practices” for further information.

Risks Related to an Investment in Our ADSs

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, registers and delivers our American Depositary Shares, or ADSs. Our ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see “Item 12. Description of Securities Other than Equity Securities – D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our constitution govern shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information – B. Memorandum and Articles of Association.” Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. ADS holders may exercise voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders vote by giving voting instructions to the depositary. Upon receipt of instructions, the depositary will try to vote in accordance with those instructions. Otherwise, ADS holders will not be able to vote unless they withdraw the ordinary shares underlying their ADSs. ADS holders may not learn of ordinary shareholders’ meetings in time to instruct the depositary or withdraw underlying ordinary shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. This means that there is a risk that our ADS holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders.

Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary generally requires the depositary to convert foreign currency it receives in respect of deposited securities into U.S. dollars and distribute the U.S. dollars to ADS holders, provided the depositary can do so on a reasonable basis. If it does not convert foreign currency, the depositary may distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the Commonwealth of Australia on May 21, 1987 under the name “Prima Resources Ltd.” In May 2001, post a restructuring of the Company, divestment of assets and change of business focus, the Company was renamed Prima BioMed Ltd. The registered office is located at Level 7, 151 Macquarie Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 9276 1224. Our address on the Internet is www.PrimaBioMed.com.au. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

In 2001, we entered into a strategic alliance with the Austin Research Institute, or ARI, now the Burnet Institute, and Ilexus Pty Ltd, a wholly owned subsidiary of the ARI, for the commercialization and development of biotechnological research emanating from the ARI. We established two Australian subsidiaries, Arthron Pty Ltd and Cancer Vac Pty Ltd. Each subsidiary was established to develop and commercialize specific technology from the ARI. Arthron Pty Ltd secured licenses to intellectual property and research for the development of novel therapeutics to treat autoimmune disease (primarily rheumatoid arthritis) and Cancer Vac secured licenses to cancer vaccines targeted at improving a patient’s immune response to the tumour antigen Mucin-1 (Cvac).

Prima BioMed relisted on the Australian Securities Exchange, or ASX, in May 2001 and raised A$3.5 million through the issue of 17.5 million new shares. The fundings were applied to the conduct and completion of a Phase Ib clinical trial for Cancer Vac’s lead product candidate Cvac, and a research and development program for Arthron to demonstrate preclinical activity in models of rheumatoid arthritis with a panel of new chemical entities. In addition, Prima BioMed secured an Australian Federal Government grant from AusIndustry to support up to 50% of the costs of a Phase Ib clinical trial for Cvac. Each subsidiary was 65% owned by Prima BioMed, with the remaining 35% held by the ARI. Our 65% was secured through the provision of finance to undertake the research and development program.

We expanded our drug development operations in 2002 and established Panvax Pty Ltd (developing prophylactic and therapeutic vaccines using a novel adjuvant system) and Oncomab Pty Ltd (developing antibody based cancer therapies). Both programs were at an early preclinical stage of development and funding was supplied to secure preclinical proof of concept. Each subsidiary held the license to the core intellectual property required for development and commercialization from the ARI. We managed the ongoing prosecution of the licensed patents and applied for new patents. Similar to Cancer Vac and Arthron, we held 65% equity in the subsidiaries as consideration for the provision of research and development funding. Management of the subsidiaries was the responsibility of Prima BioMed’s management team with the ARI providing access to the research and development teams and holding board and technical review committee positions.

In 2004, we increased our holding in our subsidiaries, as a result of further capital injections to fund research and development, from 65% to 85% and raised A$7.3 million before costs through a share placement plan and exercise of options. The capital raised was to progress development of the three preclinical development programs and to initiate a Phase IIa clinical trial of Cvac.

In March 2004, Cancer Vac entered into an agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) a leading immunotherapy company. As part consideration for the agreement, Biomira became a shareholder of Cancer Vac, diluting our equity interest in Cancer Vac to 76%.

In late 2004, A$10.0 million in further funding was obtained through a placement to Australian institutions and private equity funds. Internally we decided to focus our efforts on our oncology assets and sought business development partnerships for our autoimmune disease assets.

In 2005, we secured 100% ownership of three of our four subsidiaries (Cancer Vac, Oncomab and Panvax) and 99% equity in Arthron by swapping equity and options in the subsidiaries (held by the ARI, staff and contractors) for Prima BioMed shares. Biomira converted its equity in Cancer Vac to a 1.47% stake in Prima BioMed. In addition, Prima BioMed entered into a new First Rights of Refusal Agreement with the ARI to enable ongoing access to new emerging technologies within Prima BioMed’s therapeutic focus. In June 2011, we secured the remaining minority interest in the fourth subsidiary (Arthron).

In October 2005, in line with our focus on oncology, we sold Arthron’s assets, including its licensed intellectual property from the ARI, its own intellectual property and its existing agreements for commercialization to Trillium Therapeutics Inc. The upfront consideration was valued at A$0.38 million cash and 1.2 million shares (representing 6% of the equity of Trillium Therapeutics). Additional milestones in both cash and equity are payable in the future giving Prima BioMed the potential to earn up to additional 5,650,000 shares, for an aggregate total of 6,850,000 shares, representing approximately 25% of the equity of Trillium Therapeutics. We have since written down the value of our shares in Trillium Therapeutics at zero.

Fiscal 2010

In July 2009, Prima BioMed secured substantial funding for the further development and commercialization of Cvac. A convertible loan facility from New York based fund SpringTree Global Opportunities Fund LP, or SpringTree, provided A$25.5 million, with up to an additional A$12.0 million available through an equity drawdown facility with Fortrend Securities Pty Ltd. , which equity drawdown facility has terminated.

In September 2009, to further our focus on oncology, we decided to divest the vaccine adjuvant technology licensed to and developed by Panvax Pty Ltd. Together with the termination of the license agreement between the ARI (owner of the licensed patents) and Panvax, the intellectual property and know-how developed by Panvax as well as the background patents owned by the ARI were assigned to PX Biosolutions Pty Ltd for further development and commercialization. A royalty arrangement was entered into that allows us to share in potential financial returns should PX Biosolutions Pty Ltd successfully commercialize the technology in the future. The current value of the royalty arrangement with PX Biosolutions is zero.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. This subsidiary was inactive in 2012.

In April 2010, Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States to conduct commercial and clinical operations in the United States.

Fiscal 2011

In January 2011, it was agreed to terminate the above named SpringTree facility established in July 2009 and in March 2011 the facility was terminated.

In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the UAE.

During May and June 2011, we raised over A$41 million by way of a private placement and security purchase plan with eligible shareholders.

Fiscal 2012

In August 2011, the Saxony Development Bank of the German State of Saxony, or SAB, awarded a grant of EUR 4.1 million to support clinical trials of Cvac in Europe. Part of this grant is paid directly to Prima BioMed GmbH as reimbursement for eligible development costs. The majority of the grant is paid to the Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., or Fraunhofer Institute, as reimbursement for Cvac manufacturing costs to support clinical trials in Europe. The amounts paid to the

Fraunhofer Institute reduce the costs incurred by Prima BioMed for manufacturing Cvac in Europe. In the event SAB does not reimburse the Fraunhofer Institute for their eligible manufacturing costs, Prima BioMed GmbH is obligated to pay the Fraunhofer for contract manufacturing costs.

In September 2011, we were included in the Standard & Poor’s S&P/ASX 300 Index for the first time, as part of Standard & Poor’s September 2011 quarterly review.

In October of 2011, we announced the formal launch of a partnership with The City Hospital in Dubai Healthcare City to make Cvac commercially available in the Middle East region. In October of 2011, we also announced the launch of another partnership with The City Hospital for a therapeutic apheresis service.

In February 2012, we enrolled the first patient in CANVAS (CANcer VAccine Study) a double blind placebo controlled Phase II/III study of Cvac.

In March 2012, we announced that we had received a manufacturing license from the Therapeutic Good Administration to produce Cvac for clinical trials in Australia.

On April 16, 2012, we commenced trading on the NASDAQ Stock Market of American Depositary Receipts (ADRs). Every one ADR represents 30 ordinary fully paid shares. Prima BioMed’s NASDAQ listing is a Level II ADR compliance listing. Bank of New York Mellon is Prima BioMed’s deposit agent for converting our common shares into ADRs. A registration statement relating to the ADRs was filed with, and declared effective by, the U.S. Securities and Exchange Commission.

In May 2012, we announced that our Chief Executive Officer, Martin Rogers, would step down effective August 31, 2012. Mr. Rogers will remain on our Board of Directors as a non-executive director commencing September 1, 2012. Matthew Lehman, our Chief Operating Officer, assumed the role of Chief Executive Officer effective September 1, 2012. Mr. Lehman joined our Board of Directors effective May 24, 2012. In connection with Mr. Lehman’s appointment to the Board of Directors, Dr. Neil Frazer resigned from his position as an executive director on the Board of Directors. This was to ensure consistency with the Corporate Governance Principles and Recommendations of the Australian Securities Exchange such that the independent non-executive directors maintain a majority on our Board of Directors.

In June 2012, we announced that we would list our ADR on the Entry Standard of the Frankfurt Stock Exchange as of June 5, 2012.

In June 2012, we announced that we had terminated our preclinical development for the Cripto-1 antibody program.

In June 2012, we announced that we will be winding down our business activities in Dubai due to regulatory delays and logistical challenges that would make it difficult to treat patients and achieve profitability in a reasonable amount of time.

Capital Expenditures

We have been required to invest for capital expenditures since our research and development activities have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2012, 2011 and 2010, our capital expenditures have totaled under A$500,000. Of this, A$465,000 related to the research and development equipment, and A$19,000 related to the office and computer equipment.

B. Business Overview

Background

Prima BioMed Ltd is an Australian biotechnology company committed to the development of personalized bio-therapeutic products with a particular focus on oncology. The key product candidate in development is Cvac, an autologous dendritic cell based product in clinical trials for late stage epithelial ovarian cancer patients in complete remission after first line surgery and chemotherapy. We also support an exploratory research program at the University of New South Wales, aimed at potentially reformulating the Human Papilloma Virus (HPV) vaccine, as well as other vaccines, for oral administration.

We recently stopped our cripto-1 antibody program that was in preclinical development and we have wound down our commercial activities in Dubai. We have focused our current efforts on product and clinical development of Cvac. We constantly monitor the competitive environment to identify new complementary product opportunities to acquire or in-license. In particular, we are reviewing opportunities to develop Cvac for other cancer types and we are reviewing potential applications for our technology to develop other personalized bio-therapeutic products.

Operations Summary

Prima BioMed has small administrative offices in Sydney, Australia; Cary, North Carolina; and Berlin, Germany. We have a facility in Leipzig, Germany for management of our supply chain and logistics. Matthew Lehman, our chief executive officer, relocated to the San Francisco Bay Area in August 2012 and it is planned that we will focus our operation growth in this area. Our contract manufacturing facilities for production of Cvac are located in Melbourne, Australia; Mountain View, California; and Leipzig, Germany.

As of June 30, 2012, we employed 22 persons. Our internal staff manages finances, business development, intellectual property, Cvac product development and manufacturing and Cvac clinical development. We make extensive use of outside contractors and consultants to help manage manufacturing and clinical trials.

Cvac Product Development

The manufacturing quality of Cvac is of the highest importance to regulators globally and is a key component to assuring patient safety and consistent product efficacy in the future.

Prima BioMed has hired key personnel to manage our overall manufacturing needs, the contract manufacturers and our supply chain. We have also hired and trained a number of technical staff to support Cvac manufacturing and product development. Prima BioMed has successfully transferred the Cvac technology to three contract manufacturers; facilities in Germany and Australia have obtained the required manufacturing authorization to produce Cvac for clinical trials.

In the fiscal 2012, we qualified and secured a supply chain for the starting materials and equipment necessary for making Cvac. Our Leipzig facility has been prepared as our global storage and logistics center to handle our materials under GMP conditions. Of note, we have scaled up manufacturing of the Cvac antigen (Mannosylated Fusion Protein or M-FP) at our contract manufacturer Pharmasynth Pty Ltd in Brisbane, Australia. The M-FP is a critical component to Cvac as it is contains the antigen necessary for the dendritic cells to illicit an immune response against tumor cells.

Besides M-FP, the other critical component to Cvac is the autologous mononuclear cells collected from each patient. These cells are collected by blood centers around the globe that have been qualified and trained by Prima BioMed on our exact specifications. The contracts with these centers and the cells they collect represent an integral part of consistently manufacturing a quality product.

Personalized bio-therapeutics such as Cvac can present certain challenges in terms of consistency of manufacturing quality, logistics coordination and production costs; however, Prima BioMed has developed important tools to meet these challenges.

On the quality side, we have implemented a battery of in-process and finished product quality control tests. We will be validating these tests in conjunction with the CANVAS trial to finalize a full set of specifications for Cvac in agreement with regulators. Importantly, we have qualified three separate potency assays (i.e., tests to assure each Cvac delivered to a patient is likely to have a biological effect). These potency assays are also to be validated in conjunction with the CANVAS study.

To manage logistics, we have developed an automated scheduling and labeling system that coordinates each doctor, each blood collection facility, couriers, laboratories and manufacturing centers. This software adds a significant level of quality control to the overall process and helps us manage costs by appropriately scheduling resources.

The overall costs of Cvac manufacturing continue to come down as we progress in product development. As we scale up, we achieve significant economies of scale in the costs of M-FP and other starting materials. Because Cvac is frozen, in nearly all cases, one cell collection and manufacturing process is sufficient to obtain a full enough Cvac dose for a one year course of therapy. Frozen product is also easier to ship to the doctors with less time constraints on when the product must be used. Cvac is formulated for 1-ml intradermal injection. Intradermal injections are relatively easy to administer on an outpatient basis with minimal burden on other health resources.

Cvac for the Treatment of Ovarian Cancer Patients in Remission

Prima BioMed’s lead program is the treatment of epithelial ovarian cancer patients who are in complete remission after first-line surgery and chemotherapy. This area represents a significant medical need due to the high relapse rates and high morbidity associated with the disease. Prima BioMed has obtained orphan indication designation in both the United States and Europe, which confers advantages to the Company such as reduced regulatory fees and market exclusivity.

We estimate a potential market for Cvac in this indication at approximately 33,300 new patients per annum in the “major markets” of the United States, Australia, Japan, United Kingdom, Germany, France, Italy and Spain, as well as significant additional opportunities in other global markets.

Clinical data to date suggests that Cvac is extremely well tolerated with minimal side effects. Earlier trials indicate the potential for Cvac to stimulate an immune response in cancer patients and have an effect on the disease.

There are three ongoing clinical trials of Cvac:

CAN-003

The CAN-003 trial commenced recruitment in July 2007. The CAN-003 study completed enrollment of 63 women who were in complete remission after first or second line treatment for epithelial ovarian cancer in September 2011. This is a controlled study – 36 women have received Cvac and 27 women were observed with no intervention. Observation of these patients is ongoing until disease progression. Interim data on immune response and progression-free survival will be publically presented in October 2012. The CAN-003 trial will evaluate for the first time Cvac’s potential to extend progression-free and overall survival in the intended patient population.

CAN-003X

The CAN-003X trial is an optional open-label trial for women who experience disease progression during the CAN-003 trial. Women from the active Cvac treatment arm or from the observational control arm are eligible to receive Cvac treatment after disease progression. This study will obtain safety data regarding the longer-term use of Cvac as well as the safety of Cvac’s use in combination with other treatments.

CAN-004

The CAN-004, or CANVAS, trial commenced recruitment in February 2012. The trial has been cleared to start in both Australia and the United States. Submissions have been made to a number of European regulatory agencies. This study will recruit approximately 1,000 patients globally to then test Cvac versus a placebo in 800 women who successfully underwent first line surgery and chemotherapy and achieve remission. The primary endpoint for the CANVAS study is progression-free survival as determined by blinded and independent radiology evaluations. Additional endpoints include overall survival, quality of life and other exploratory measures.

The CANVAS study represents a major investment in the future of the Cvac program for ovarian cancer. We are highly attentive to the quality of the execution of this trial and the integrity of the resulting data. As such we have spent significant time in the preparation for the trial, including major training programs for the cell collection centers around the world, screening of hundreds of potential hospitals to participate in the program and a robust quality management system. To date, Prima BioMed has received generally positive feedback from doctors, patients and ethics committees on the design of the CANVAS study. We do not anticipate major obstacles in the willingness of patients to join the study. However, we have and may continue to moderate the speed of the rollout of the trial to assure the highest quality training and cell collection procedures are in place and to assure a smooth scale up in manufacturing of Cvac. We will continue to update on the progress of recruitment.

The CANVAS trial has been designed to obtain robust and definitive data on Cvac’s ability to improve progression-free and overall survival in the patient population. The objective of the study is to position Cvac for potential approval in major world markets, or otherwise make significant strides toward maximizing the commercial value of the Cvac franchise.

Intellectual Property

Cvac is protected in the major markets and a number of other countries by two important patent families licensed from the Burnet Institute in Melbourne, Australia, including composition of matter patents on mucin-mannan conjugates and method patents of producing dendritic cells treated with M-FP. Please see the section titled “Material Contracts Related to Intellectual Property and Commercialization.” In addition, Cvac’s designation as an orphan product in the United States and Europe will give us market exclusivity for 7 and 10 years, respectively, in those regions.

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection Prima BioMed can obtain on some or all of its licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

While we intend to seek patent protection for its therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by the company, or licensed to us, will be approved, or that Prima BioMed will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. Prima BioMed cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Cvac is a registered trademark in Australia and the United States.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2012) and a brief description of their respective inventions.

Patent Family	Title	Status	Expires
CANCERVAC
Family 1
Mannan fusion	Composition of matter patent - Mucin-Mannan conjugates, antigen carbohydrate compounds, or mucin-1 derived antigens and their use in immunotherapy.	Granted in Australia, Canada, Japan, USA (x3), UK, Italy, France, Germany, Ireland.	2014

Family 3
Ex vivo cell therapy	Method of producing dendritic cells pulsed with MFP (family 1).	Granted in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Ireland, Japan, Luxemburg, Spain, Sweden, Switzerland, Netherlands, Canada, and UK.	2018
		Application pending in the USA and Japan
Biomira licensed patents	Human mucin core protein, antibodies and probes.	Granted in the USA (3 patents) and Canada.	2018

ONCOMAB
Family 1
Cancer Antibodies	Therapeutic cancer antibodies targeting cancer antigen, Cripto-1.	Granted in Australia, Japan, China, New Zealand, South Korea, and the USA.	2022
		Applications pending in Canada, and Europe.

Material Contracts Related to Intellectual Property and Commercialization

Biomira License Agreement

In March 2004, a License and Development Agreement was executed between Prima BioMed, Cancer Vac Pty Ltd and Biomira Inc. A Deed of Variation was executed in February 2007. The 2004 agreement provided Cancer Vac with exclusive rights for the use of mucin-1 in ex vivo therapy for the treatment of cancer and provided Biomira with an option to elect to secure commercialization rights for Cvac. In February 2007, Biomira elected to forego their option to commercialise Cvac thus Cancer Vac retains full commercialization rights in respect of Cvac and freedom to operate in regard to mucin-1 under the existing license. The agreement is a sublicence of Cancer Research Technology Limited, or CRTL, whom has granted Biomira a licence over mucin-1 antigen technology.

The sublicense permits Cancer Vac to use, develop, market, promote, distribute and sell Cvac for the treatment of cancer worldwide. It was established in the interest of forming an arrangement allowing the development and commercialization of Cvac for delivery via ex vivo dendritic cells.

The term of the sublicense granted remains in force on a product-by-product and country-by-country basis until the later of:

•	the patent claims in a given territory expire; or

•

the expiration of exclusivity periods of a given product in a given country, where exclusivity period is defined as secured by either patent protection or extension, or a regulatory marketing exclusivity such as orphan drug status etc.

We have certain milestone obligations (up to a total of US$8.5 million) and royalty obligations (from middle single digit to middle teens) to Biomira as Cvac continues development and if it is commercialized. Cancer Vac has the right to grant one or more sub-licenses outside of North America without the prior consent of Biomira and CRTL.

Unless terminated earlier, the Biomira agreement will continue in force on a product-by-product and country-by-country basis until the expiration of all relevant patents and exclusivity periods covering the product. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

ARI License Agreement

In May 2001, a License Agreement between the Burnet Institute (the Austin Research Institute at that time) and its wholly-owned subsidiary Ilexus Pty Ltd and Prima BioMed and Cancer Vac Pty Ltd. was executed. The agreement was amended in August 2005 and the amended rights applied retroactively to May 2001. The agreement provides Cancer Vac (since assigned to Prima BioMed IP, Pty Ltd) with the exclusive worldwide rights to conduct research and development and for the commercialization of the background technology, improvements to the background technology and research results arising from Prima BioMed’s own development programs in respect of the background technology for the purposes of developing and commercializing ex vivo based mannan adjuvant based therapeutics for the treatment of cancer. The rights extend for the duration of the patents/patent applications and include the right to sublicense, sell the assets or merge the company. In return, the Burnet Institute receives a single digit royalty on any income received by Prima Biomed through the commercialization of the background technology, improvement or research results. Unless terminated earlier, this agreement will continue in force for the duration of the patents/patent applications. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

Regulatory Authorities

United States

Government oversight of the pharmaceutical industry is usually classified into pre-approval and post-approval categories. Most of the therapeutically significant innovative products marketed today are the subject of New Drug Applications, or NDAs, or Biologics License Applications, or BLAs. Preapproval activities, based on these detailed applications, are used to assure the product is safe and effective before marketing.

In the United States, The Centre for Biologics Evaluation and Research, or CBER, is the FDA organization responsible for vaccines, blood and biologics evaluation and approval. Before approval, the FDA may inspect and audit the development facilities, planned production facilities, clinical trials, institutional review boards and laboratory facilities in which the product was tested in animals. After the product is approved and marketed, the FDA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities by FDA’s field investigators and analysts.

Federal Food, Drug and Cosmetic Act and Public Health Service Act

Prescription drug and biologic products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and their implementing regulations. The process of obtaining FDA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with applicable FDA or other requirements may result in refusal to approve pending applications, a clinical hold, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or biologic, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, stability, manufacturing, processing, packaging, labeling and quality control.

Biologic License Applications (BLAs)

The FDA’s BLA approval process generally involves:

•	completion of preclinical laboratory and animal testing in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin in the United States;

•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product for each intended use;

•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA’s cGMP regulations; and

•	submission to and approval by the FDA of a BLA.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee that any approvals for our product candidates will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of toxicity and immunogenicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

•	Phase I: Trials are initially conducted in a limited population to test the product candidate for safety and dose tolerance.

•

Phase II: Trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the initial efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase III clinical trials.

•

Phase III: These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites. Generally, replicate evidence of safety and effectiveness needs to be demonstrated in two adequate and well-controlled Phase III clinical trials of a product candidate for a specific indication. These studies are intended to establish the overall risk/benefit ratio of the product and provide adequate basis for product labeling.

•

Phase IV: In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the product’s safety, purity and potency after BLA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. Concurrent with clinical studies, sponsors usually complete additional animal studies and must also develop additional information about the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Moreover, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA. BLAs must also contain extensive manufacturing information. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for BLA review time through a two-tiered classification system, Standard Review and Priority Review. Standard Review is applied to products that offer, at most, only minor improvement over existing marketed therapies. Standard Review BLAs have a goal of being completed within a ten-month timeframe, although a review can take a significantly longer amount of time. A Priority Review designation is given to products that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review a BLA is six months. It is likely that our product candidates will be granted Standard Reviews. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

The FDA may deny approval of a BLA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we do. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, Risk Evaluation and Mitigation Strategies, or REMS, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, approval of a new or supplemental BLA may be required, which may involve conducting additional preclinical studies and clinical trials.

Other U.S. Regulatory Requirements

After approval, products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labeling changes and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the BLA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or BLA holder.

We, and any manufacturers of our products, are required to comply with applicable FDA manufacturing requirements contained in the FDA’s GMP regulations. GMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet GMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We, and any third-party manufacturers, are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the Internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase IV testing, risk mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

European Union

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. If a member state objects to the approval, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion of the Committee for Proprietary Medicinal Products, or CHMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same product candidate.

The European Medicines Agency, or EMA, is a decentralized body of the European Union located in London. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. However, other medicines that do not fall within this scope are marketed in the European Union either in individual member states, in accordance with their national authorization procedures, or in multiple member states through the decentralized or mutual-recognition procedures. The EMA only becomes involved in the assessment of such medicines when they have been referred to the EMA due to a disagreement between two or more member states about the authorization or use of the medicine, or due to some other issue that requires resolution in the interest of protecting public health.

Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutics Goods Administration, or TGA. Blood, blood components, plasma derivatives, tissue and cellular products, and tissue and cell based derivatives are regulated under the Therapeutic Goods Act 1989. In May 2010, the TGA began a 12 month process to implement the framework for regulation of blood products. Although this framework is still being defined, it is expected to harmonize with EMA and FDA guidance.

Third-Party Payor Coverage and Reimbursement

Although none of our product candidates have been commercialized for any indication, if they are approved for marketing, commercial success of our product candidates will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state and private levels.

Manufacturing and Raw Materials

Cvac Raw Materials

A key component of Cvac manufacture is mononuclear cells (a type of blood cell) obtained from each patient, as Cvac is made specifically for each patient. To obtain mononuclear cells, we use a process called apheresis, which requires specially trained technicians using qualified processes on a COBE® Spectra machine from Terumo BCT. We have invested significant time and money into the training and quality control procedures for mononuclear cell collections. However, if we are unable to identify and train appropriate technicians in sufficient number, or if the COBE® Spectra becomes obsolete, or if kits for the COBE® Spectra are no longer supplied by the manufacturer, and we are unable to arrange for qualified substitutes, the continued development and any future commercialization of Cvac may be delayed.

Besides the patients’ own cells, many reagents important to Cvac manufacture are common to all patients. Many of the key reagents are available from reputable commercial sources, produced under the appropriate level of quality control (e.g. GMP, ISO, etc.) and supplied with appropriate specifications and batch release documentation. We have assumed that our ongoing supply of these reagents will be available during further clinical development, that no further technology transfer from us is required and that lot-to-lot reproducibility can be assured.

Some key reagents important to Cvac manufacture are custom made for Prima BioMed, in particular the Cvac antigen (Mannosylated Fusion Protein or M-FP). We have scaled up manufacturing of M-FP and other key custom reagents and we have sufficient quantities stockpiled for our foreseeable development needs; however, it may be difficult to obtain the same or comparable custom reagents in the future.

If we are unable to secure critical reagents from our current suppliers the continued development and any future commercialization of our product candidates may be delayed if regulatory authorities require any comparability testing or bridging studies to be performed.

Cvac Manufacturing

The manufacture of Cvac is conducted on a patient by patient basis. It is currently necessary to establish region-specific centralized manufacturing to ensure product can be transported within acceptable time frames between the patient and the manufacturing sites. There is a critical operational window for the delivery of mononuclear cells to a manufacturing site of less than

24 hours. Since the process must be performed for each individual patient, it is not possible to mass produce and stockpile the product in one location. It is a core requirement to have sufficient facilities, materials and staff available regionally to provide each patient product. For clinical trials of Cvac, we have contracts with Cell Therapies Pty Ltd in Australia, Fraunhofer Institute for Cell Therapy and Immunology in Germany, and Progenitor Cell Therapy LLC in the United States. We have entered into manufacturing contracts with each of these parties.

Cell Therapies Pty Ltd

In October 2009, Cancer Vac entered into a Manufacture Agreement with Cell Therapies Pty Ltd to assume manufacturing responsibility for Cvac for clinical trials in Australia. Prima BioMed entered into a Master Services Agreement, or MSA, with Cell Therapies Pty Ltd in April 2011 to supersede the previous agreement. This MSA governs the terms under which Cell Therapies will manufacture Cvac for ongoing clinical trials in Australia and provide other consulting services. We have agreed to pay Cell Therapies approximately A$78,000 per calendar month (excluding tax) as well as additional fees for consulting on an hourly rate basis. Under this arrangement we expect that we can reasonably meet our manufacturing needs for Cvac on a month to month basis as new patients enter clinical trials.

Fraunhofer Institute for Cell Therapy and Immunology

In March 2010, Prima BioMed entered into an Agreement on the Tasks and the Division of Responsibilities in Contract Manufacturing of Investigational Medicinal Products with Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., as legal entity for Fraunhofer Institute for Cell Therapy and Immunology IZI, or FhG/FhI. Under this agreement, FhG/FhI will provide manufacture and related services in support of Cvacs clinical trials in Europe, including technology transfer, application for manufacturing authorisation, comparability trials, and manufacturing of Cvac for clinical trials in Europe. The estimated total cost under this agreement was €1,271,000.

In conjunction with, and as a result of, the previously mentioned SAB Grant, the 2010 agreement with FhG/FhI has been terminated. In July 2012, we entered into a Cooperation Agreement, which outlines the terms under which FhG/FhI will manufacture Cvac for the CANVAS trial in Europe. The eligible costs, up to a total of EUR 3.52 million, for the manufacturing of Cvac for CANVAS will be reimbursed from the SAB to FhG/FhI under the terms of the grant document. We will be responsible for any costs that are not reimbursed by the SAB to FhG/FhI for any reason. We believe we have sufficient capacity for the CANVAS trial arranged under our Cooperation Agreement and we believe the SAB grant will cover most of the costs related to manufacturing of Cvac for the CANVAS study in Europe.

Progenitor Cell Therapy LLC

In May 2009, Prima BioMed entered into a Services Agreement with Progenitor Cell Therapy, LLC. Under this agreement, Progenitor Cell Therapy will provide manufacture and related services in support of Cvac clinical trials in the United States. Prima BioMed is required to make monthly payments to Progenitor Cell Therapy for the services, the amount of which varies from stage to stage of the project but has been approximately US$100,000 per month. We also reimburse, on a costs plus basis, certain costs for materials and reagents purchased by Progenitor Cell Therapy. We currently renew this agreement on a month to month basis. We are also in the process of negotiating a longer term services contract; it is likely that the monthly costs for Cvac manufacture will increase as more patients enter clinical trials. We believe that Progenitor Cell Therapies has sufficient know how and capacity to meet the needs for Cvac manufacture for our U.S. clinical trials.

We believe these three organizations have sufficient capacity and regionally based coverage to address the clinical trial requirements for patients in Australia, Europe and the United States. Standard Operating Procedures for the production of Cvac have been produced and are closely aligned between processing facilities (minor adjustments may be required due to variations in equipment or facilities). Comparability testing between sites is also undertaken to ensure consistency of product manufacture across the three sites.

There is a risk that one or more of our contract manufacturers may not be able to manufacture Cvac according to necessary timelines or according to specifications and we have limited control over the management of the contract manufacturers. We may not be able to secure such processes or facilities for Cvac in a timely manner for potential commercialization of Cvac. We are evaluating expansion of the facilities of existing partners and/or engagement of new manufacturing facilities within or outside of the existing territories. We may also establish our own manufacturing facilities in order to address increased manufacturing requirements or to provide product to locations not currently accessible from the existing facilities.

Prior to June 30, 2012, we decided to cease prosecution of Families 2 and 4, as these patents were immaterial to the ongoing development of Cvac.

C.	Organizational Structure

We established four subsidiaries in Australia, as we initially conducted research and development activities via our subsidiaries:

•	Cancer Vac Pty Ltd (wholly-owned, for the development of Cvac ovarian cancer therapy);

•	Oncomab Pty Ltd (wholly-owned, for the development of monoclonal antibodies);

•	Panvax Pty Ltd (wholly-owned, for the development of vaccine technology); and

•	Arthron Pty Ltd (wholly owned, for the development of anti-inflammatory therapies).

Commencing July 2010, we no longer conduct our research and development activities via our Australian subsidiaries. As a result, all of the Australian subsidiaries are currently inactive.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. This subsidiary is inactive.

In April 2010, Prima BioMed USA Inc., a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States.

In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

In November 2011, Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia, and also in November 2011, Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia.

D.	Property, Plants and Equipment

We own computer equipment, office furniture and some laboratory equipment placed at our contract manufacturers’ facilities.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Background

Prima BioMed is an Australian biotechnology company committed to the development and commercialization of new medical therapies with a particular focus on oncology. Key product candidates in development include Cvac, an autologous dendritic cell vaccine for ovarian cancer, monoclonal antibodies for multiple tumor types and an oral formulation for the Human Papilloma Virus, or HPV, vaccine.

We were formed in May 2001, after entering into a strategic alliance with the Austin Research Institute, or ARI, and Ilexus Pty Ltd (a subsidiary of the ARI) for the commercialization and development of biotechnological research emanating from the ARI. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX.

For a description of the milestones that we have achieved since inception and through June 2012, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

We are a development stage enterprise at an early stage in the development of our product candidates. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants and interest income. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS as issued by IASB. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 3 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

Income taxes

The group has not recognized deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Share-based Payment Transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity.

Research and Development

We have expensed all internal research and development expenditures incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered certain. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under IFRS 38.

Impairment of Assets

We assess impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and parent entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value- in-use calculations, which incorporate a number of key estimates and assumptions.

Fair Value of Derivative Financial Instrument

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract. These fair values are provided by independent third parties.

Convertible Loan Agreement

In fiscal 2011, a convertible loan agreement was entered into with SpringTree Global Opportunities Fund, LP, or SpringTree, as a debt facility which enabled PrimaBioMed periodically to drawdown on the facility, rather than one arrangement with a three-year term that would have been recognized in its entirety on inception, on the basis that Prima BioMed could terminate the arrangement at any point in time at a minimal fee. Accordingly each drawdown was treated as an additional borrowing under the facility.

The substance of the convertible loan agreement was assessed when determining the appropriate accounting treatment. The convertible loan agreement was similar to a funded fixed return arrangement, including a right for SpringTree to participate in any upside in share price. Because the debt was settled in a variable number of shares, each drawdown was classified as a financial liability.

Two embedded derivatives were identified and recognized separately from the host debt instrument in each drawdown, being the equity conversion feature and the floor price cash payment feature. The derivatives were recognized in the statement of comprehensive income for fiscal 2011.

Collateral Shares and Commitment Options

In fiscal 2011, the purpose of the collateral shares and commitment options was to compensate SpringTree for making the commitment to provide the funding through the life of the convertible loan agreement on terms that provided an acceptable level of funding certainty.

As the compensation to SpringTree for providing the service of committing to the convertible loan agreement was paid in equity instruments of Prima BioMed, we applied the requirements of AASB 2 to their measurement and recognition. Measurement inputs to the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of our historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds).

Results of Operations

Comparison of Fiscal Year Ended June 30, 2012 to Fiscal Year Ended June 30, 2011

Revenue

Revenue increased to A$4.2 million for fiscal year 2012 from A$1.1 million for fiscal year 2011, an increase of A$3.1 million, or 294%. Revenue consists of A$2.7 million and A$1.1 million in interest income for fiscal years 2012 and 2011, respectively. The increase in interest income in fiscal year 2012 is due to the significant increase in the level of cash held on term deposits. Revenue for fiscal year 2012 also includes A$1.5 million in cash tax rebates related to eligible research and development expenditures incurred during fiscal years 2010 and 2011

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased to A$14.5 million for fiscal year 2012 from A$9.5 million for fiscal year 2011, an increase of A$5 million, or 52%. The increase in research and development and intellectual property expenses in the fiscal year ended June 30, 2012 was the result of the commencement of clinical trials in relation to the Cvac program in Australia, Europe and the United States.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$7.8 million for fiscal year 2012 from A$5.6 million for fiscal year 2011, an increase of A$2.2 million, or 39%. The increase in corporate administrative expenses is attributable to an increase in the employee headcount and growth in the company operations internationally.

Finance Expenses

Finance expenses decreased to $0 for 2012 from A$6.4 million for fiscal year 2011. The finance costs in fiscal year 2011 were from the funding facility with SpringTree. This funding arrangement was terminated in March 2011.

Changes in Fair Value of Derivative Financial Instruments

Changes in fair value of derivative financial instruments expenses increased to A$1.5 million for fiscal year 2012 up from A$0 for fiscal year 2011. The increase costs in changes in fair value of derivative financial instrument is attributed to forward exchange contracts we entered into in July 2011 to protect us against adverse movements in the USD and Euro exchange rates. The derivative financial instrument represents the change in the fair value of the contracts as at June 30, 2012.

Net Loss

Net loss decreased to A$19.9 million for fiscal year 2012 from A$21.1 million for fiscal year 2011. The decrease is primarily due to the offset by the significant increase in revenue from continuing operations.

Comparison of Fiscal Year Ended June 30, 2011 to Fiscal Year Ended June 30, 2010

Revenue

Revenue increased to A$1.1 million for fiscal year 2011 from A$524,000 for fiscal year 2010, an increase of A$542,000, or 103%. Revenue consists of interest income for both periods. The increase in revenue from continuing operations in fiscal year 2011 is primarily attributable to interest income as a result of an increase in cash and cash equivalents and investment in term deposits.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased to A$9.5 million for fiscal year 2011 from A$5.1 million for fiscal year 2010, an increase of A$4.4 million, or 86%. The increase in research & development and intellectual property expenses in the period is primarily attributable to costs associated with the clinical trial being conducted in Australia, Europe and the United States.

Corporate Administrative Expenses

Corporate administrative expenses decreased to A$5.6 million for fiscal year 2011 from A$5.8 million for fiscal year 2010, a decrease of A$215,000, or 4%. The decrease in corporate administrative expenses is mainly attributable to a share-based director fee payment expensed in the previous period.

Finance Expenses

Finance expenses of A$6.4 million for fiscal year 2011 are primarily the costs associated with the convertible loans provided by SpringTree. The costs are down by A$550,000, or 8%, from A$6.94 million for fiscal year 2010 reflecting the impact of the fair value of shares and options issued in repayment of the convertible loans, and the termination in March 2011.

Net Loss

Net loss increased to A$21.1 million for fiscal year 2011 from A$17.960 million for fiscal year 2010, an increase of A$3.12 million. This was due mainly to the increased research and development and intellectual property expense.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2012 reporting periods. Our assessment of the impact of these new standards and interpretations is set out below.

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from January 1, 2013)

AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect our accounting for our financial assets.

The standard is not applicable until January 1, 2013 but is available for early adoption. We have not assessed its full impact. However, initial indications are that it may affect our accounting for our available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. We have not yet evaluated the impact of AASB 9 and have not set an implementation date.

AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements

On June 30, 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. We have public accountability as defined in AASB 1053 and are therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on our financial statements.

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128 (IAS 28) Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective January 1, 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships. While we do not expect the new standard to have a significant impact on our composition, we have yet to perform a detailed analysis of the new guidance in the context of our various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As we are not party to any joint arrangements, this standard will not have any impact on our financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Our application of this standard will not affect any of the amounts recognized in our financial statements, but will impact the type of information disclosed in relation to our investments.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. We are still assessing the impact of these amendments.

We do not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending June 30, 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective January 1, 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognized in our financial statements.

However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. We do not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

AASB 2011-9 (Amendments to IAS 1) Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income (effective July 1, 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any of the items recognized in the balance sheet or the profit or loss in the current period. We intend to adopt the new standard from July 1, 2012.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective July 1, 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognized in our financial statements. The amendments apply from July 1, 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective January 1, 2014 and January 1, 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from January 1, 2014. They are unlikely to affect the accounting for any of our current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from January 1, 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, we will have to provide a number of additional disclosures in relation to offsetting arrangements. We intend to apply the new rules for the first time in the fiscal year commencing July 1, 2013.

B.	Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible loans, operating grants and interest earned from cash on term deposit.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, excluding share-based payments, executive and employee compensation in the last five fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan and non-renounceable rights issue	2008	107,026,640	1,919,999
Ordinary Shares – private placement, share purchase plan and exercise of options	2009	115,495,026	2,391,378
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2010	278,662,654	21,430,975
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2011	280,428,034	55,067,573
Ordinary Shares – exercise of options and share issuance	2012	85,047,759	1,820,455

Convertible Loan Agreement with SpringTree Global Opportunities Fund, L.P.

In July 2009, we entered into a convertible loan agreement with SpringTree Global Opportunities Fund, L.P., or SpringTree, and subject to certain limitations, we were able to borrow an aggregate principal amount of up to A$25.5 million. Borrowings under the convertible loan agreement bore no interest and were secured by 15,000,000 ordinary shares issued to SpringTree as collateral. We also granted SpringTree five-year options to purchase 15,000,000 ordinary shares at an exercise price of A$0.0629 per share.

Under the initial arrangements, on termination of the convertible loan agreement, SpringTree was obligated to pay us an amount in lieu of cancellation of the collateral shares equal to the number of collateral shares, multiplied by 90% of the average VWAP’s per share on any five consecutive business days (chosen by SpringTree) between the date of the closing most recently preceding the date of termination of the agreement and ending on the date that is immediately prior to the date on which termination of the agreement takes effect. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration.

Subsequently on October 21, 2009, the agreement was amended to state that SpringTree would pay us an amount in lieu of cancellation of the collateral shares equal to the lesser of (a) the collateral shareholding number, multiplied by 90% of the average VWAP’s per share on any five days on the date of the closing most recently preceding the date of termination of the Agreement and ending on the date that is immediately prior to the date on which such payment is made or (b) A$0.10. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration.

The value of SpringTree’s opportunity to acquire the collateral shares at a discount from market or the Collateral share options, is valued at each tranche date and expensed over the 37 tranches based on the amount of each drawdown as a percentage of the total loan facility.

The options were valued at each tranche date and expensed over the 37 tranches based on the amount of each draw down as a percentage of the total loan facility.

Each loan was made in a separate tranche, and aside from certain exceptions, each tranche was repaid within 30 days of the draw down by issuing to SpringTree ordinary shares and options to purchase our ordinary shares. The number of ordinary shares issued as repayment is determined by dividing the amount of the tranche by the conversion price. The conversion price is the lesser of:

•	130% (or in certain circumstances, 150%) of the average of the closing price of our ordinary shares for 20 business days prior to the agreement (which is A$0.0743 and A$0.0858 respectively), and

•

90% of the average volume-weighted average price of our ordinary shares for a five consecutive business day period during a particular tranche ending on the date immediately prior to the relevant repayment date.

We repaid each tranche by delivering ordinary shares, we also granted SpringTree a five-year option per five shares issued to it (1:5), exercisable at 150% of the average of the volume-weighted average prices of our ordinary shares for the 20 business days immediately prior to the repayment date. The fair value of the ordinary shares and options issued that was in excess of the amount of each tranche was expensed as finance expenses. During the fiscal year ended June 30, 2010, we drew down an aggregate of A$8.0 million, of which A$7.3 million was repaid by the issue of 73,377,055 ordinary shares and options to purchase 15,498,254 ordinary shares. As of June 30, 2010, A$700,000 was owed to SpringTree.

On January 10, 2011, we announced that we had reached an agreement for the early termination of the convertible loan funding facility with SpringTree, by mutual consent of Prima BioMed and SpringTree. Pursuant to the Deed of Amendment and Termination, on or before March 29, 2011, SpringTree was obligated to pay us an amount in lieu of cancellation of the shares equal to 15,000,000 multiplied by the lower of (a) 90% of the average of the volume-weighted average price per share on any five consecutive business days (chosen by SpringTree) during the period commencing on January 10, 2011 and ending on the date that is immediately prior to the date on which such payment is made, or (b) A$0.10. On March 29, 2011, SpringTree paid us an aggregate of A$1.5 million, or A$0.10 per share, for all 15,000,000 shares.

The agreement for the early termination of the SpringTree agreement reached on January 10, 2011 resulted in a reallocation of the expenses, related to the Collateral shares-option and the value of the 15 million options, over the period subsequent to January 10, 2011 to reflect the reduced number of 20 tranches under the early termination of the agreement.

The cost of the SpringTree finance facility in the 2010-2011 financial year was A$6.4 million resulting from the issue of equity to settle SpringTree related obligations. As a result of the mutual agreement to terminate the SpringTree facility, the previously agreed termination fee was waived as a result of negotiations. The acceleration of the amortisation of the finance expenses relating to the SpringTree agreement resulted in bringing forward finance expenses for the fiscal year 2011 of approximately A$2.3 million.

As noted below, SpringTree undertook an additional one-off investment in the company to the value of A$2.5 million improving our financial position and liquidity. Upon termination, at March 31, 2011, we held $16.1 million in the bank.

SpringTree also undertook an additional one-off investment of A$2.5 million in Prima BioMed. Of this A$2.5 million, A$1.25 million was by way of a subscription for shares at A$0.20 per share and on January 10, 2011, we issued SpringTree 6,209,638 shares. The other A$1.25 million was by way of a convertible note, convertible on or before March 29, 2011 (at 90% of the average of the volume weighted average price per share during a specified period prior to the date of the conversion). On February 24, 2011, we issued SpringTree 3,140,704 shares and on March 3, 2011, we issued SpringTree a further 3,140,704 shares upon conversion of the note, each at an issue price of A$0.1990 per share, resulting in the full conversion of the note. The discount inherent in the shares issued to SpringTree for the additional one-off investment was expensed as a finance cost totalling A$210,000.

Capital Requirements

As of June 30, 2012, we had cash and cash equivalents of A$17.0 million, and other financial assets being term deposits of between 90 days and 180 days of A$21.0 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. We do not expect to generate revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2012	2011	2010
	A$	A$	A$
		(restated)
Net cash used in operating activities	(19,120,369)	(12,822,314)	(6,461,680)
Net cash used in investing activities	(11,619,991)	(44,818)	(10,093,513)
Net cash provided by financing activities	1,813,524	53,147,342	21,253,974
Net increase (decrease) in cash and cash equivalents	(28,926,836)	40,280,210	4,698,781
Cash and cash equivalents at beginning of period	45,918,552	5,638,342	939,561
Cash and cash equivalents at end of period	16,991,716	45,918,552	5,638,342

Operating Activities

Net cash used in operating activities was A$19.1 million, A$12.8 million and A$6.5 million during fiscal years 2012, 2011 and 2010, respectively. Payments to suppliers and employees account for almost all of the amounts above. The increase in each period is related to an increase in research and development expenditures as the company raised additional funds to the core activities and an increase in corporate administrative expenses. During fiscal years 2012, 2011 and 2010, our payments to suppliers and employees were offset by interest income received of A$2.6 million, A$1.0 million, and A$0.1 million, respectively.

Investing Activities

Net cash used in investing activities was A$11.6 million, A$0.05 million and A$10.1 million during fiscal years 2012, 2011 and 2010, respectively. Cash flows used for investing activities for fiscal years 2012 and 2010 were primarily attributable to payment for acquisition of term deposit (not less than three months). For fiscal year 2011 cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment. Net cash provided by financing activities was A$1.8 million, A$53.1 million and A$21.3 million for fiscal years 2012, 2011 and 2010.

Financing Activities

Cash flows provided by financing activities during fiscal 2012 are attributable to exercise of options (A$1.8 million) and in fiscal 2011 are attributable to a share purchase plan (A$20.4 million), placement with institutional investors (A$21.0 million), exercise of options (A$8.3 million) and A$5.4 million from SpringTree loans. In fiscal 2010, financing activities are attributable to shares issued on exercise of options, a share purchase plan and convertible loans of A$6.3 million in the aggregate, before finance costs.

At June 30, 2012 we had A$17.0 million in cash and cash equivalents, plus A$21.0 million on a term deposit compared with 2011, where we had A$45.9 million in cash and cash equivalents plus A$10.0 million on a term deposit. At June 30, 2010, we had cash and cash equivalents of A$5.6 million.

C.        Research and Development, Patents and Licenses

For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations.”

D.        Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials.

E.        Off-Balance Sheet Arrangements

During fiscal years 2010, 2011 and 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.        Tabular Disclosure of Contractual Obligations

As of June 30, 2012 our contractual obligations were as set forth below:

Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Short-Term Debt Obligations	nil	—	—	—	—

Total	nil	—	—	—	—

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2012. All of our directors and senior management may be contacted at our principal executive offices located at level 7, 151 Macquarie Street Sydney 2000 New South Wales, Australia.

Name	Age	Position
Lucy Turnbull	54	Non-Executive Chairman
Albert Wong (1) (2)	53	Non-Executive Deputy Chairman
Martin Rogers	31	Non-Executive Director
Richard Hammel (1) (2)	69	Non-Executive Director
Matthew Lehman	35	Executive Director and Chief Executive Officer
Sharron Gargosky	48	Chief Technical Officer
Ian Bangs	58	Chief Financial Officer and Company Secretary
Neil Frazer	56	Chief Medical Officer
Marc Voigt	39	Chief Business Officer

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.

Ms. Lucy Turnbull AO. Ms. Turnbull has served as Chairman of Prima BioMed since October 2010. From 2001 to 2002, Ms. Turnbull was the Chairman of the New South Wales Government’s Ministerial Advisory Committee on Biotechnology, from 2002 to 2006 she was a Director of the Sydney Cancer Foundation and from 1993 to 2000 she was Director and Chair of the Sydney Children’s Hospital Foundation. She is currently on the Board of the Cancer Institute NSW. Ms. Turnbull also has experience in commercial legal practice and investment banking. During her career Ms. Turnbull has held a number of position including Lord Mayor of the City of Sydney from 2003 to 2004 and, prior to that, Deputy Lord Mayor of Sydney from 1999 to 2003. Ms. Turnbull is a Board member of Australian Technology Park at Redfern and the Sydney Metropolitan Development Authority. Ms. Turnbull is active in the not for profit sector and currently holds a number of positions including Deputy Chairman of the Committee for Sydney, and a board member of the U.S. Studies Centre at Sydney University, Biennale of Sydney, Cancer Institute NSW and the Redfern Foundation.

Mr. Albert Wong. Mr. Wong has served as a Director of Prima BioMed since April 2010. He became Non-Executive acting Chairman of our Board of Directors in July 2010 and served in that position until being appointed to his current position in October 2010. Mr. Wong is a corporate adviser and investment banker with more than 29 years in the finance industry and brings his experience and expertise to the Board of Prima. Formerly a stockbroker for 22 years, Mr. Wong was admitted as a Member of the Australian Stock Exchange in 1988 and was a principal of Intersuisse Limited until 1995 when he established and listed on ASX the Barton Capital group of companies including eStar Online. Mr. Wong was also a founding Director of both Pluton Resources Limited and Gujarat NRE Resources NL. He is also involved in a number of philanthropic activities, these include current Directorships on UNSW Foundation Limited, Ian Thrope’s Fountain for Youth Foundation, Honorary Life Governor and Vice President of the University of Sydney Physics Foundation. Mr. Wong remains a Fellow of the Financial Services Institute of Australasia, he is a Practitioner Member (Master Stockbroking) of the Stockbrokers Associations of Australia and a Fellow of the Australian Institute of Company Directors.

Mr. Martin Rogers. Mr. Rogers has served as a Director of Prima BioMed since October 2007. Mr. Rogers, served as our Chief Executive Officer from October 2007 to August 2012, and served as our Managing Director from July 2010 to August 2012. Mr. Rogers has a strong science background and is currently a member of the management committee of the National Breast Cancer Foundation and a Council Member of the University of Sydney Physics Foundation. Mr. Rogers also has strong expertise in the corporate sector, with a focus on the incubation and development of new business concepts and the establishment of internal ventures and external partnerships, including finance concept origination in the corporate banking sector for institutions such as Macquarie Bank.

Dr. Richard Hammel, Ph.D, Dr. Hammel has served as a Director of Prima BioMed since January 2005. Dr Hammel is the founding partner of ProPharma International Partners in San Francisco, USA. ProPharma is a pharmaceutical/ biotechnology consulting firm providing a range of business, financial and product development services. He previously held senior management positions with Connetics Corporation (Vice President Business Development), Matrix Pharmaceuticals Inc (Vice President Business Development, Sales and Marketing) and held several positions at Glaxo Inc (Director, Professional Affairs; Director, New Business Development; and Director, Marketing Services). Dr. Hammel is widely recognized in the USA, Europe and Japan for his extensive 30 years expertise in commercialization and licensing in emerging and developing biotechnology companies.

Mr. Matthew Lehman. Mr. Lehman has served as our Chief Executive Officer since September 2012, having previously served as our Chief Operating Officer since February 2010. Mr. Lehman was appointed as a director in May 2012. Mr. Lehman joined Prima as Chief Operating Officer in February 2010. He has played a leading role in the clinical development of Cvac as well as the executive management of the company. Prior to joining Prima BioMed, he was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led the successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA- and EMA-approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditures.

Dr. Sharron Gargosky, Ph.D. Dr. Gargosky is our Chief Technical Officer and has been with Prima BioMed since August 2010. Dr. Gargosky has 18 years’ experience in the biotechnology and pharmaceutical industries, and has worked in senior positions in organizations that have successfully received FDA approval for orphan drugs. She is responsible for managing the clinical team working on the Cvac immunotherapy cancer vaccine. Prior to joining Prima BioMed, Dr. Gargosky was a member of ILMU consulting LLC, where she provided project management and operational expertise on pharmaceutical drug and biologic development – from early research to Phase IV Trials and the FDA approval process. Dr. Gargosky has also previously held the positions of Chief Scientific Officer at Pulse Health LLC in Portland in the USA, and Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco. At Ucyclyd Pharma she managed the approval of orphan drug products (Ammonul) and the development of the NCE, and within Medics Pharmaceuticals, the successful BLA submission and approval for Reloxin. As Vice President of Business Development for Diagnostic System Laboratories she was responsible for business expansion through evaluation and implementation of new growth opportunities and patent portfolio management. Dr. Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a Ph.D in biochemistry from University of Adelaide in Australia (in collaboration with CSIRO Divisions of Human Nutrition, South Australia), First Class Honors in Biochemistry from University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from University of Adelaide.

Mr. Ian Bangs. Mr. Bangs has served as our Chief Financial Officer since February 2011 and Company Secretary since May 2011. Mr. Bangs has over 25 years experience working in senior finance positions with companies involved in a range of diversified industries. Mr. Bangs has worked as Chief Financial Officer and Company Secretary for a number of public companies listed on the ASX including LandMark White Limited, IFC Capital Limited and 10 years as the CFO of the Regent Hotel in Sydney. He has been responsible for the day to day financial and administrative operations together with the statutory reporting and compliance obligations of these organizations. He has a Bachelor of Commerce degree and is a Fellow CPA.

Dr. Neil Frazer. Dr. Frazer has served as our Chief Medical Officer since November 2009, and was appointed a director in July 2010 and resigned in May 2012. Dr. Frazer has more than 24 years experience in the pharmaceutical industry, including 10 years experience in oncology drug development, and has a strong depth of expertise in managing the clinical development process of new drug applications. He has been involved in the successful applications for 10 new chemical entities in multiple therapeutic areas, plus more than 20 applications for line extensions of pharmaceutical drug applications. Dr. Frazer has a Bachelor of Medicine and Bachelor of Surgery (MB ChB) from the University of Edinburgh Medical School, and has a Fellowship from the Royal College of Anaesthetists in London (FRCA) and a Fellowship in Pharmaceutical Medicine from the Royal College of Physicians.

Mr. Marc Voigt. Mr. Voigt has extensive experience in the corporate and biotechnology sectors. He joined Prima BioMed’s management team in 2011 as the General Manager of our European operations at Prima BioMed GmbH. He has previously worked as an investment manager for Allianz Insurance biotech venture fund, and as a personal assistant to a member of the Executive Board of Allianz Insurance. Mr. Voigt has also worked for German investment bank, net.IPO.AG, in the area of business development and German securities offerings. In the biotech sector, he has held the positions of CFO/CBO at Revotar Biopharmaceuticals AG and Medical Enzymes AG. He has a Masters Degree in Business Administration from the Freie Universität of Berlin, and is a member of the pharma licensing club Germany and a member of the judging panel of Germany’s largest business plan competition.

B.	Compensation

Remuneration Principles

Remuneration of all executive and non-executive directors and officers is determined by the Remuneration Committee.

We are committed to remunerating senior executives and executive directors in a manner that is market-competitive and consistent with “Best Practice” including the interests of shareholders. Remuneration packages are based on fixed and variable components, determined by the executives’ position, experience and performance, and may be satisfied via cash or equity.

Non-executive directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Our remuneration policy is not directly based on our financial performance, rather on industry practice, given we operate in the biotechnology sector and our primary focus is research activities with a long term objective of developing and commercializing the research and development results.

We envisage our performance in terms of earnings will remain negative while we continue in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful contract negotiations.

•	Achievement of research project milestones within scheduled time and/or budget.

•	Our share price reaching a targeted level on the ASX over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2012.

	Short-term Benefits			Post Employment Benefits	Long-term benefits	Share-based Payments	Total
	Cash salary and fees	Bonus	Non- monetary	Super- annuation	Long service leave	Equity-settled
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)
Non-Executive Directors
Ms. L. Turnbull, AO	188,073	—	—	16,927	—	—	205,000
Mr. A. Wong	145,259	—	—	13,073	—	—	158,332
Dr. R. Hammel	117,723	—	—	—	—	—	117,723
Executive Directors
Mr. M. Rogers	340,000	—	—	25,000	—	—	365,000
Mr. M. Lehman*	234,074	14,264	—	—	—	253,415	501,753
Other Key Management Personnel
Dr. N. Frazer**	242,799	14,264	—	—	—	28,600	285,662
Mr. I. Bangs	200,000	15,000	—	18,000	—	—	233,000
Dr. S. Gargosky****	253,204	38,037	—	—	—	17,397	308,638
Mr. M. Voigt***	167,154	—	—	—	—	—	167,154

	1,888,286	81,565	—	73,000	—	299,412	2,342,262

*	Mr. Lehman was appointed as an executive director on May 24, 2012. The amount shown above includes all Mr. Lehman’s remuneration during the period whether as an executive director or as part of Key Management Personnel being the Chief Operating Officer. The amount received as a director amounted to $41,797, made up of cash salary of $23,725 and cash bonus of $14,264.
**	Dr. Frazer resigned as an executive director on May 24, 2012. The amount shown above includes all Dr. Frazer’s remuneration during the period whether as an executive director or as part of Key Management Personnel being the Chief Medical Officer. The amount received as a director amounted to $216,495, made up of cash salary of $216,495.
***	Includes $32,245 paid to Mr. Voigt for consulting services provided prior to full time employment.
****	Dr. Gargosky is included as a key management personnel for 2012 due to her appointment as Chief Technical Officer.

Service Agreements

The following members of senior management have service agreements as follows:

Mr. Martin Rogers	-	Director (former Managing Director & Chief Executive Officer)
Agreement commenced:	-	January 1, 2011
Details	-

The agreement is for a 2 year period and can be terminated with 6 months notice.

The termination terms are payment of base salary in lieu of notice period.

The agreement terminated on August 31, 2012 when Mr. Rogers stepped down as CEO.

Base salary including superannuation	-	A$ 365,000

Dr. Neil Frazer	-	Chief Medical Officer
Agreement commenced:	-	February 28, 2010
Details	-	The agreement is for a 4 year period and can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	US$ 250,000

Mr. Matthew Lehman	-	Chief Executive Officer (former Chief Operating Officer)
Agreement commenced:	-	February 1, 2010
Details	-	The agreement is for a 4 year period and can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	EUR 180,000

Mr. Ian Bangs	-	Chief Financial Officer
Agreement commenced:	-	February 7, 2011
Details	-	The agreement is for a 2 year period and can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	A$ 218,000

Dr. Sharron Gargosky	-	Chief Technical Officer
Agreement commenced:	-	June 1, 2011
Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	US$ 260,000

Mr. Marc Voigt	-	Chief Business Officer
Agreement commenced:	-	October 1, 2011
Details	-	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	-	EUR 140,000

Martin Rogers stepped down as Chief Executive Officer effective August 31, 2012. Mr. Rogers will remain on the board of directors as a non-executive director commencing September 1, 2012. Matthew Lehman, our Chief Operating Officer assumed the role of Chief Executive Officer effective September 1, 2012. Mr. Lehman was appointed as an executive director effective May 24, 2012. Dr. Neil Frazer resigned as an executive director on May 24, 2012 and remains in the position of Chief Medical Officer.

Current Global Employee Share Option Plan

Any person considered to be a full time employee by our Board of Directors is eligible to participate in our Global Employee Share Option Plan, or GESOP, each an Eligible Employee. Under the GESOP, the Board of Directors may issue options to subscribe for our ordinary shares, or GESOP Options, on such terms as it determines.

The maximum number of options available to be issued under the GESOP is 20,000,000. Subject to certain exceptions, the total number of ordinary shares issued as a result of exercise of GESOP Options must not exceed 5% of our issued share capital.

The vesting date of a GESOP Option must not be a date less than 12 months following the issue date, or such other period as may be determined by the Board of Directors in its discretion. Any vesting conditions determined by the Board of Directors must be satisfied before the options vest and become exercisable. Options are generally granted for no consideration. When exercisable, each option issued under the GESOP entitles the holder to subscribe for one fully paid ordinary share in us. GESOP Options will expire three years after their issue date. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then on issue.

The exercise price of each GESOP Option must be not less than 150% of the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the option.

GESOP Options will immediately lapse on the first to occur of:

•	the last day of the relevant exercise period;

•	a determination by the Board of Directors that the option should lapse because the option holder:

•	has been dismissed or removed from office for a reason which entitled us to dismiss the option holder without notice;

•	has committed an act of fraud, dishonesty or gross misconduct in relation to our affairs;

•	has done an act with brings us into disrepute; or

•

has ceased to be employed by us prior to the option being exercisable, other than because of the termination or cessation of the option holder’s employment with us as a result of total and permanent disablement, death or retirement after 55 years of age.

GESOP Options will not confer a right to notices of general meetings (except as may be required by law) or a right to attend, speak or vote at general meeting. A holder of GESOP options may only participate in new issues of securities in respect of GESOP options which have been exercised and ordinary shares issued prior to the record date for the entitlements to the new issue.

In the event that, prior to the vesting of any GESOP Options, there is a reorganisation (including a consolidation, subdivision, reduction or return) of our issued capital, then the number of GESOP Options and shares to which each Eligible Employee is entitled on exercise will be reorganised in the manner permitted by the ASX Listing Rules.

If a person acquires a relevant interest in more than 50% of our issued capital or the Board of Directors determines that a person who previously had not been in a position to do so, is in the position, either alone or with associates, to remove more than 50% of the Board of Directors, before the vesting date of a GESOP Option, the GESOP Option becomes exercisable irrespective of the vesting date and vesting conditions attaching to the GESOP Option.

Each GESOP Option is personal to the Eligible Employee and is not transferable, transmissible or assignable, except with the prior written consent of the Board of Directors.

The Board will be able to amend the GESOP rules subject to the requirements of the ASX Listing Rules. The GESOP is administered by the Board of Directors.

Set out below are summaries of options granted under the GESOP up to June 30, 2012.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period		Exercised During the Period		Lapsed During the Period	Balance at End of the Period
May 6, 2010	May 6, 2013	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	—	—		100,000	*	—	—
August 26, 2011	December 6, 2014	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	—	2,000,000	*	1,500,000	*	—	500,000
November 3, 2011	November 3, 2014	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	100,000	**	—		—	100,000
January 3, 2012	January 3, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the GESOP Options.	—	100,000	**	—		—	100,000

*	Granted to Matthew Lehman, our Chief Executive Officer (former Chief Operating Officer). The option grants dated May 6, 2010 and August 26, 2011, were pursuant to our Employee Share Option Plan, a predecessor share option plan.
**	Granted to Sharron Gargosky, our Chief Technical Officer.

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of five directors, including three non-executive directors, of which one is non-executive chairman. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his appointment (whichever is the longer period) without submitting himself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX. Instead, the ASX Corporate Governance Council has published the ASX Best Practice Guide, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX listing Rule 4.10.3, companies are required to provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the ASX Corporate Governance Principles. Set forth below are the material provisions of the ASX Corporate Governance Principles together with the reasons, where applicable, for variations therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended June 30, 2012, we varied from the Recommendations in the following areas:

a)	No formal performance evaluation of the Board was conducted for the year ended June 30, 2012 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

b)	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

a)	Due to the size of our company, we do not have written policies designed to ensure compliance with ASX Listing Rule disclosure requirements. Our executive officers and members of our Board of Directors are aware of the obligations for continuous disclosure under the ASX Listing Rules, and meet on a regular basis to ensure compliance.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which three are non-executive directors within the meaning of the ASX Best Practice Guide, and our audit committee consists of such two non-executive directors. Accordingly, we currently comply with the Recommendations.

Under NASDAQ Marketplace Rules, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the U.S. Securities and Exchange Commission.

The Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors does meet regularly and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board of Directors.

Our Board of Directors has determined that each of Lucy Turnbull, Albert Wong and Richard Hammel qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

Committees of the Board of Directors

Audit Committee. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the U.S. Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee currently consists of two board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Albert Wong and Richard Hammel. The audit committee meets at least two times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Albert Wong and Richard Hammel are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

Nominations Committee. Our Board of Directors has not established a Nominations Committee. The Recommendations provide that the Nominations Committee of a company should have a charter that clearly sets out its roles and responsibilities, composition, structure, membership requirements and the procedures for inviting non-committee members to attend meetings. We have not established a Nominations Committee as we do not believe the size of our financial affairs justify the establishment of a separate committee at this time.

Corporate Governance Requirements Arising from Our U.S. Listing — the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules.

Our shares in the form of ADRs are quoted on the Nasdaq Global Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S, such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•

Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present — The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rule 5605(c)(1) and (2) relating to the composition of the audit committee and the audit committee charter — The Nasdaq and ASX audit committee requirements are not identical. Moreover, differences in the requirements of Nasdaq and ASX also arise because of the differences in the definitions of who constitutes an independent director, as discussed above. We have an audit committee and audit committee charter that are consistent with the requirements of the ASX Listing Rules and which we believe are appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Remuneration Committee that is consistent with the requirements of the ASX and which we believe is appropriate and typical of generally accepted business practices in Australia.

Directors’ Service Contracts

For details of directors’ service contracts providing for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

Indemnification of Directors and Officers

Our Constitution provides that, we may indemnify a person who is, or has been, an officer of our company, to the full extent permissible by law, out of our property against any liability incurred by such person as a officer in defending proceedings, whether civil or criminal, and whatever their outcome.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against any liability:

•	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company, and

•	for costs and expenses incurred by that person in defending proceedings relating to that person acting as an officer of Prima BioMed, whether civil or criminal, and whatever their outcome.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D.	Employees

As of June 30, 2010, we had five employees. Of such employees, two were employed in research and development located in the United States of America, one in intellectual property management located in Australia, one in management and administration located in Australia and one in operations located in Germany.

As of June 30, 2011, we had 14 employees. Of such employees, two were employed in research and development, two in intellectual property management and ten in general management and administration. Of these 14 employees, three are located in the United States of America, seven are located in Australia, two in Germany and two in the United Arab Emeritus.

As of June 30, 2012, we had 22 employees. Of such employees, eight were employed in research and development, one in intellectual property management and thirteen in general management and administration. Of these 22 employees, four are located in the United States of America, seven are located in Australia, eight in Germany and three in the United Arab Emeritus.

Each of our full-time employees enters into an agreement with a term of employment of between one to four years. We also engage part-time employees from time to time. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

E.	Share Ownership

Beneficial Ownership of Senior Management and Directors

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

The following table sets forth certain information as of June 30, 2012 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,066,063,388 ordinary shares issued and outstanding as of June 30, 2012.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Lucy Turnbull	4,622,076		*
Albert Wong	3,350,000		*
Martin Rogers	30,834,179		2.89%
Richard Hammel	10,257,487		*
Matthew Lehman	1,100,000		*
Ian Bangs	100,000		*
Sharron Gargosky	—		*
Neil Frazer	112,000		*
	1,000	**	*
Marc Voigt	—		*
All directors and executive officers as a group (9 persons) – Ordinary shares	50,375,742		4.73%
American Depositary Receipts	1,000		*

*	Less than 1%.
**	American Depositary Receipts (ADR) traded on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

No shareholder known to us owned beneficially more than 5% of our ordinary shares as of June 30, 2012.

B.	Record Holders

As of June 30, 2012, 0.99% of our ordinary shares were held in the United States by eight holders of record, and 96.72% of our ordinary shares were held in Australia by 13,692 holders of record. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by 2 holders who held 56,385 ADRs which is 0.16% of our ordinary shares as of June 30, 2012.

C.	Related Party Transactions

We operate inter-company loan accounts with fully owned controlled entities. The net amount of such intercompany loans at June 30, 2012 was A$ nil, as all inter-company transactions are eliminated on consolidation.

During fiscal 2012, there were no related party transactions, other than employment matters.

D.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited financial statements for the fiscal years ending June 30, 2010, 2011 and 2012 are included in Item 18 of this Annual Report on Form 20-F.

Legal Proceedings

We are not involved in any significant legal, arbitration or governmental proceedings. We are not aware of any pending significant legal, arbitration or governmental proceedings with respect to Prima BioMed.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant.

Recent Developments

On August 29, 2012 we released to the market and filed with the Australian Stock Exchange our Appendix 4E for the fiscal year ended June 30, 2012. Our audited financial statements for the fiscal year ended June 30, 2012 are included in Item 18 of this Annual Report on Form 20-F.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on July 9, 2001. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,	A$	A$
2008	0.09	0.01
2009	0.11	0.01
2010	0.28	0.05
2011	0.42	0.08
2012	0.32	0.09

Fiscal Year Ended June 30, 2011:
First Quarter	0.13	0.08
Second Quarter	0.17	0.10
Third Quarter	0.28	0.19
Fourth Quarter	0.42	0.28

Fiscal Year Ended June 30, 2012:
First Quarter	0.32	0.16
Second Quarter	0.21	0.14
Third Quarter	0.28	0.16
Fourth Quarter	0.28	0.09

Month Ended:
July 2012	0.14	0.10
August 2012	0.16	0.11
September 2012	0.20	0.14

For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities – D. American Depositary Shares.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed and traded on the Australian Securities Exchange Ltd., or ASX, on the NASDAQ Global Market where our ordinary shares in the form of ADSs are traded on the NASDAQ Global Market and on the Entry Standard of the Frankfurt Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

General

Our constituent document is a Constitution. The Constitution is subject to the terms of the Listing Rules of ASX Limited and the Corporations Act 2001. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Purposes and Objects

As a public company we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of our company in relation to:

Management of Company

The business is managed by the directors who may exercise all the powers of our company that are not by the Corporations Act or by this constitution required to be exercised by shareholders in general meeting subject nevertheless to any provision of this constitution and to the provisions of the Corporations Act.

Members Approval to Significant Changes

The directors must not make a significant change (either directly or indirectly) to the nature and scale of its activities except after having disclosed full details to ASX in accordance with the requirements of the Listing Rules of the ASX and the directors must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in general meeting in accordance with the requirements of the Listing Rules.

Rights Attached to Our Ordinary Shares

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to our ordinary shares are as follows:

Dividend Rights. The directors may declare that a dividend be paid to the members according to the shareholders’ pro rata shareholdings and the directors may fix the amount, the time for payment and the method of payment. No dividend is payable except in accordance with the Corporations Act as amended from time to time and no dividend carries interest as against the Company.

Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 15 minutes from the time appointed for the meeting.

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon. Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballet, and voting thereon.

Rights in Our Profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

Rights in the Event of Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the capital at the commencement of the liquidation paid up or which ought to have been paid up on the shares held by them respectively. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Our directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet data. Notice of at least 28 days prior to the date of the meeting is required. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of our issued capital. A general meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of shares in our company.

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregate with securities issued by our company during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. Other allotments of securities require approval by an ordinary resolution of shareholders.

C.	Material Contracts

Please see “Item 4. Information on the Company – B. Business Overview – Material Contracts Related to Intellectual Property and Commercialization Rights.”

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$231 million or more (or A$1,004 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act 1975 and includes:

•	spouses, lineal ancestors and descendants, and siblings;

•	partners, officers of companies, the company, employers and employees, and corporations;

•	their shareholders related through substantial shareholdings or voting power;

•	corporations whose directors are controlled by the person, or who control a person; and

•	associations between trustees and substantial beneficiaries of trust estates.

In addition, a foreign person may not acquire shares in a company having total assets of A$231 million or more (or A$1,004 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$231 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we would will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates, as the case may be) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding. The Australian Treasurer then has 30 days to consider the application and make a decision. However, the Australian Treasurer may extend the period by up to a further 90 days by publishing an interim order. The Australian Treasurer has issued a guideline titled Australia’s Foreign Investment Policy which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides that the Treasurer will reject an application if it is contrary to the national interest.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$231 million; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in our company would also be included determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing. No stamp duty will be payable in Australia on the transfer of ADSs.

E.	Taxation

The following is a discussion of Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

E.1.	AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADSs. This discussion is based upon existing Australian tax law as of the date of this Annual Report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident stockholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Dividends paid to a non-resident stockholder are subject to withholding tax at 30%, unless the stockholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident stockholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of shares of a company listed on the Australian Stock Exchange is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

E.2	UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. If you are a U.S. Holder and subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our voting shares, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction you are strongly advised to consult your personal tax advisor. This summary does not address any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of our ADSs.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. A partnership should consult its tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.

For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States; a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

For U.S. federal income tax purposes, a U.S. Holders of ADSs will be treated as owning the underlying ordinary shares, or ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the underlying ordinary shares, including the amount of any Australian taxes withheld there from, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

The U.S. dollar value of any distribution on the ADSs made in Australian dollars generally should be calculated by reference to the exchange rate between the U.S. dollar and the Australian dollar in effect on the date of receipt of such distribution by the U.S. Holder regardless of whether the Australian dollars so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Australian dollars and converts those Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to complex limitations and certain holding period requirements, a U.S. Holder may elect to claim a credit for Australian tax withheld from distributions against its U.S. federal income tax liability. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian tax withheld. Dividends will not however be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Subject to certain limitations, dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2010 are subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends generally qualify for the 15 percent rate provided that: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. However, the reduced rate does not apply to dividends received from PFICs. As noted below, we believe there is a material risk that we are a PFIC.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions (including pre-release transactions that may be undertaken by the depositary as described in “Description of American Depositary Shares – Pre-release of ADSs”) that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rated of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Australian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be gain from U.S. sources for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. The deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or other disposition of ADSs, the amount realized will be calculated based on the U.S. dollar value of the Australian dollars received as determined on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position, the decline in the value of our stock and the current composition of our gross income, we believe that there is a material risk that we are currently a PFIC and that may be a PFIC in the future.

If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distributions or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge, generally that applicable to underpayments of tax, will also be imposed on the amount of taxes so derived for each such taxable year.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC;

•	A shareholder of a PFIC that is a shareholder of another PFIC; or

•	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be recognized. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if a U.S. Holder elects to “mark-to-market” its ADSs, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

A U.S. Holder of ADSs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund. In general, a qualified electing fund is, with respect to a U.S. person, a passive foreign investment company if the U.S. person has elected to include its proportionate share of a company’s ordinary earnings and net capital gains in U.S. income on an annual basis. A qualified electing fund election can only be made with respect to us if we provide U.S. Holders with certain information on an annual basis and we do not intend to prepare the information that U.S. Holders would need to make the qualified electing fund election.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes a correct taxpayer identification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we will submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our Annual Report on Form 20-F on our website promptly following the filing of our Annual Report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

This document and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the U.S. Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the U.S. Securities and Exchange Commission at 1-800-SEC-0330.

The U.S. Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the U.S. Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning our company which are referred to in this document may also be inspected at the offices of our legal counsel located at McCabe Terrill, Level 14, 130 Elizabeth St, Sydney New South Wales 2000, Australia.

I.	Subsidiary Information

We have four subsidiaries incorporated in Australia. In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. This subsidiary is inactive. In April 2010, Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash and cash equivalents consist primarily of cash and money market funds. We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of Australian interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

We conduct our activities predominantly in Australia. However we are exposed to foreign currency risk via an investment in a Canadian unlisted company and trade and other payables we hold. We are required to make certain payments in U.S. dollars, Swiss Franc and other currencies. See “Note 2. Financial Risk Management – (a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2012			30 June 2011
	USD	EUR	Other	USD	EUR	Other
Cash in bank	652,566	5,308,629	77,272	189	90,679	79,488
Trade payables	(428,994)	(1,260,841)	(10,436)	(749,951)	(249,613)	(30,584)
Forward exchange contracts - buy foreign currency	2,593	(1,491,338)	—	—	—	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents 30 ordinary shares (or a right to receive 30 ordinary shares) deposited with the principal Melbourne office of National Australia Bank Ltd., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our ordinary shareholders and you will not have ordinary shareholder rights. Australian law governs ordinary shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•   Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs, i.e., US$5.00 or less per 100 ADSs (or portion of 100 ADSs)	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the holders of ADSs holder any proceeds, or send to the holders of ADSs any property, remaining after it has paid the taxes.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2012, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2012, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Inherent Limitations on Effectiveness of Controls

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We are setting up an internal control process to assess our controls over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. These processes include but are not limited to continuously strengthening our accounting resources and improving our financial closing and reporting process and procedures. As we are still in the evaluation process, we may identify control deficiencies in the future. Should we discover such conditions, we intend to remediate them as soon as practicable.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or our internal controls, will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Prima Biomed have been detected.

Changes in Internal Control Over Financial Reporting

Except as discussed below, there were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

During the financial close process for the fiscal year ended June 30, 2012, we determined that the statement of cash flows for the fiscal year ended June 30, 2011 contained errors with respect to the calculation of proceeds from the issue from shares, share issue transaction costs, interest received and payments to employees and suppliers resulting in a reclassification of amounts between the financing and operating activities sections of the statement of cash flows. There was no impact on our cash or loss per share.

We determined that the restatement of our financial statements for the fiscal year ended June 30, 2011 was the result of internal control deficiencies. A material weakness, as defined under the standards issued by the United States based Public Company Accounting Oversight Board, or PCAOB, is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. Therefore, a material weakness, as defined by the PCAOB, existed as of June 30, 2011 as we lacked the necessary technical accounting expertise to properly analyze and account for the increasingly complex financial agreements being reported in our financial statements. We have concluded that the steps described below designed to improve our financial reporting and internal controls have remediated this material weakness.

During fiscal 2012, we took the following steps designed to improve our financial reporting and internal controls: (1) the hiring of additional financial accounting staff, as we lessened our dependence on third-party contractors; (2) the retention of an international accounting firm to assist us on technical accounting matters related to material and complex transactions; and (3) the implementation of additional review procedures and controls over transactions and the financial close process.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an independent director that meets the definition of an “audit committee financial expert”, as defined by rules of the U.S. Securities and Exchange Commission. The Board of Directors currently seeks nominees with perspectives and skills necessary to assist us in all aspects of research and development and pre-commercialization activities associated with our product candidates, primarily Cvac. The Board of Directors will continue to evaluate and at the appropriate time appoint or nominate for election a nominee who qualifies as an “audit committee financial expert”.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of conduct that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of conduct is publicly available as attachment C to our Board Charter on our website at www.primabiomed.com.au. Written copies are available upon request. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of conduct, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In November 2011, we retained PricewaterhouseCoopers LLP as our new independent registered public accounting firm replacing MDHC Audit Assurance Pty Ltd. See “Item 16F. Change in Registrant’s Certifying Accountant” below for further information. Set forth below are summaries of the fees paid to PricewaterhouseCoopers LLP and MDHC Audit Assurance Pty Ltd for services provided in fiscal 2012 and 2011.

PricewaterhouseCoopers LLP

	Fiscal 2012	Fiscal 2011
	(in A$)
Audit Fees	$140,000	$—
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees (1)	11,345	—

Total	$151,345	$—

(1)	Includes amounts paid for guidance provided in relation to foreign exchange hedging and tax structuring.

MDHC Audit Assurance Pty Ltd

	Fiscal 2012	Fiscal 2011
	(in A$)
Audit Fees	$—	$45,000
Audit-Related Fees	—	—
Tax Fees	—	60,127
All Other Fees	94,385	88,219

Total	$94,385	$193,346

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company has purchased any of our securities during the fiscal year ended June 30, 2012.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our Audit Committee and our Board of Directors met with MDHC Audit Assurance Pty Ltd, or MDHC, on August 30, 2011 to discuss the fact that we were moving the finance and accounting function from Melbourne to Sydney and that we would prefer our independent registered public accounting firm to be based in Sydney. MDHC acknowledged that it would be impractical for them to conduct the audit from their Melbourne location and consequently on September 7, 2011 MDHC submitted an application to the Australian Securities and Investment Commission, or ASIC, for consent to resign as our independent registered public accounting firm, effective at our next Annual General Meeting.

On September 12, 2011 ASIC advised us in writing that they had received the application from MDHC seeking ASIC’s consent to resign as our independent registered public accounting firm and that ASIC had consented to the resignation which would take effect from our next Annual General Meeting. On September 30, 2011, the resignation of MDHC was approved by our Audit Committee and our Board of Directors. This date was after completion of MDHC’s audit for the year ended June 30, 2011 and issuance of its related report dated September 27, 2011 contained in our Annual Report filed with the Australian Stock Exchange on September 30, 2011. The resignation of MDHC did not result from any dissatisfaction with the quality of professional services rendered by MDHC. On September 30, 2011 our Audit Committee and Board of Directors recommended the appointment of PricewaterhouseCoopers as our new independent registered public accounting firm to our shareholders for consideration at our Annual General Meeting. At the Annual General Meeting, which was held on November 3, 2011, shareholder approval was received for the appointment of PricewaterhouseCoopers as our new independent registered public accounting firm.

MDHC’s reports on our financial statements for the last two fiscal years ended June 30, 2010 and 2011 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the fiscal years ended June 30, 2010 and 2011, and during the period from July 1, 2011 to the effective date of their resignation on November 3, 2011, we did not have any disagreements with MDHC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to MDHC’s satisfaction, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report as described in Item 16F(a)(1)(iv). Except as discussed below there have been no reportable events as provided in Item 16F(a)(1)(v) during the two most recent fiscal years to June 30, 2011 or during the period from July 1, 2011 to the effective date of MDHC’s resignation on November 3, 2011.

On November 3, 2011 PricewaterhouseCoopers was appointed as our new independent registered public accounting firm. Neither we, nor anyone on our behalf, consulted PricewaterhouseCoopers during the two most recent fiscal years and any subsequent interim period prior the engagement of PricewaterhouseCoopers regarding any of the matters set forth in Item 16F(a)(2)(i) and (ii).

We furnished MDHC with a copy of this disclosure on September 27, 2012, providing MDHC with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein in response to Item 16F (a) of this Annual Report on Form 20-F and, if not, stating the respects in which it does not agree. A letter from MDHC, dated September 27, 2012 is filed as Exhibit 16.1 to this Annual Report on Form 20-F.

We furnished PricewaterhouseCoopers with a copy of this disclosure on September 27, 2012, providing PricewaterhouseCoopers with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of expression of our views, or the respects in which it does not agree with the statements made herein in response to Item 16F(a) of this Annual Report on Form 20-F. PricewaterhouseCoopers has declined to furnish such a letter in connection with this Annual Report on Form 20-F.

Restatement of Accounts for Fiscal 2010 and Fiscal 2011

In connection with our Registration Statement on Form 20-F, we restated our accounts for fiscal 2010 in connection with (i) an error in the valuation of share based payments to director; (ii) an error in the fair value movement of the available-for-sale financial assets; and (iii) an error in the treatment of the SpringTree loan facility.

In connection with this Annual Report on Form 20-F, we determined that the statement of cash flows for fiscal 2011 contained errors with respect to the calculation of proceeds from the issue from shares, share issue transaction costs, interest received and payments to employees and suppliers resulting in a reclassification of amounts between the financing and operating activities sections of the statement of cash flows. There was no impact on our cash or loss per share. Please see “Item 15. Controls and Procedures” for further discussion of these errors.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Corporate Governance Requirements Arising from our U.S. Listing – the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules” for a summary of such differences.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this registration statement:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12
2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12
4.1	Convertible Loan Agreement between Prima BioMed and SpringTree Global Opportunities Fund, LP, dated July 20, 2009	20-F	001-35428	4.1	2/13/12
4.2	Amendment Deed between Prima BioMed and SpringTree Special Global Opportunities Fund, LP, dated January 10, 2011	20-F	001-35428	4.2	2/13/12
4.3^#	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011
4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12
4.5^#	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Forderungder angewandaten Forschung e.V., dated July 4, 2012
4.6*	License and Development Agreement among Prima BioMed, Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12
4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12
4.8*	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12
4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12
4.10+#	Prima BioMed Global Employee Share Option Plan
4.11+	Employment Agreement between Prima BioMed and Martin Rogers, effective January 1, 2011	20-F	001-35428	4.13	2/13/12
4.12+	Employment Agreement between Prima BioMed and Neil Frazer, effective March 1, 2010	20-F	001-35428	4.14	2/13/12
4.13+	Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective February 1, 2010	20-F	001-35428	4.15	2/13/12
4.14+#	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011
4.15+#	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012
4.16+	Employment Agreement between Prima BioMed and Ian Bangs, effective February 11, 2011	20-F	001-35428	4.18	2/13/12

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
16.1#	Letter regarding change in certifying accountant

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
^	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instructions to Form 20-F, the certifications furnished in Exhibits 13.1 and 13.2 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporates it by reference.

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of shareholders equity and cash flows present fairly, in all material respects, the financial position of Prima BioMed Limited and its subsidiaries at 30 June 2012, and the results of its operations and its cash flows for the year ended 30 June 2012 in conformity with international Financial Reporting Standards as issued by the International Accounting Standards Board.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

28 September 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying restated financial statements present fairly, in all material respects, the consolidated statements of financial position of Prima BioMed Ltd (the Company) as at June 30, 2011, and 2010, and the consolidated statements of comprehensive income, cash flow and changes in equity for each of the 2 years to June 30, 2011, and notes to the financial statements, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 30, the Company has corrected an error in its consolidated statement of cash flows in the year ended June 30, 2011, in relation to payments to suppliers and employees, interest received, payments for plant and equipment, proceeds from issue of shares and share issue transaction costs.

The Company’s management is responsible for these financial statements and for maintaining effective internal control over financial reporting. Our responsibility is to express our opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits involved examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management and evaluating the overall financial statement presentation. Our audits included a review of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on our assessed risk, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

MDHC Audit Assurance Pty Ltd	Hawthorn, Australia September 27, 2012

/S/ KEVIN ADAMS
Director

PRIMA BIOMED LTD

CONSOLIDATED BALANCE SHEET

(in Australian dollars, except number of shares)

		June 30,
		2012 A$	2011 A$
	Note
ASSETS
Current Assets
Cash and Cash Equivalents	8	16,991,716	45,918,552
Current Receivables	9	280,384	35,899
Inventories	10	191,727	214,346
Held-to-maturity Investment	11	21,045,423	10,000,000
Other Current Assets	12	2,393,734	894,005

Total Current Assets		40,902,984	57,062,802

Non-Current Assets
Property, Plant and Equipment	13	483,928	119,953
Intangibles	14	225,759	457,906

Total Non-Current Assets		709,687	577,859

TOTAL ASSETS		41,612,671	57,640,661

Current Liabilities
Trade and Other Payables	15	2,840,583	2,471,212
Derivative Financial Instruments	16	1,488,744	—
Employee Benefits	17	115,145	65,879

Total Current Liabilities		4,444,472	2,537,091

Non-Current Liabilities
Employee Benefits	18	10,328	4,440

Total Non-Current Liabilities		10,328	4,440

TOTAL LIABILITIES		4,454,800	2,541,531

NET ASSETS		37,157,871	55,099,130

EQUITY
Contributed Equity	19	136,712,525	134,895,001
Reserves	20	181,020	(1,157)
Accumulated Losses		(99,735,674)	(79,794,714)

Equity attributable to the owners of Prima BioMed Ltd		37,157,871	55,099,130

TOTAL EQUITY		37,157,871	55,099,130

The above consolidated balance sheet should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2012 A$	2011 A$	2010 A$
OTHER INCOME
Medical services revenue		25,766	—	—
Interest income		2,682,548	1,066,196	475,037
Grant income		1,494,253	—	—
Other income	5	—	—	48,697

Total other income		4,202,567	1,066,196	523,734

Expenses
Research & development and intellectual property	6	(14,501,039)	(9,531,163)	(5,124,522)
Corporate administrative expenses		(7,776,445)	(5,600,988)	(5,816,006)
Depreciation and Amortisation expenses	6	(377,299)	(64,287)	(53,039)
Changes in fair value of derivative financial instruments	6	(1,488,744)	—	—
Finance costs	6	—	(6,395,818)	(6,946,628)
Impairment of available for sale financial assets	6	—	(555,107)	—
Other expenses		—	—	(544,126)

Loss before income tax expense		(19,940,960)	(21,081,167)	(17,960,587)
Income tax expense	7	—	—	—

Loss after income tax expense for the year		(19,940,960)	(21,081,167)	(17,960,587)
Other Comprehensive Income
Exchange different on the translation of foreign operations		(117,235)	(233)	—
Unrealized foreign exchange gain on available-for-sale financial assets		—	—	19,397
Impairment of available-for-sale financial assets transferred from reserve		—	(19,397)	—

Other Comprehensive Income for the year net of tax		(117,235)	(19,630)	19,397

Total comprehensive income for the year		(20,058,195)	(21,100,797)	(17,941,190)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(19,940,960)	(21,081,097)	(17,960,320)
Non-controlling interests		—	(70)	(267)

		(19,940,960)	(21,081,167)	(17,960,587)

Total comprehensive income for the year is attributable to:
Owners of Prima BioMed Ltd		(20,058,195)	(21,100,727)	(17,941,172)
Non-controlling interests		—	(70)	(18)

		(20,058,195)	(21,100,797)	(17,941,190)

		Cents	Cents	Cents
Basic earnings per share	32	(1.92)	(3.74)	(3.60)
Diluted earnings per share	32	(1.92)	(3.74)	(3.60)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2012 A$	2011 A$ (Restated)	2010 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(23,193,709)	(13,855,630)	(6,634,692)
Medical services income		25,766	—	—
Interest received		2,553,321	1,033,316	124,315
Grant income		1,494,253	—	48,697

Net cash flows used in operating activities		(19,120,369)	(12,822,314)	(6,461,680)

Cash flows related to investing activities
Investment to term deposit		(21,045,423)	—	—
Fund from maturity of investment on term deposit		10,000,000	—	—
Proceeds from sale of plant and equipment		—	—	1,814
Payments for plant and equipment		(574,568)	(44,818)	(95,327)
Payment for acquisition of term deposit (> 3 months)		—	—	(10,000,000)

Net cash flows used in investing activities		(11,619,991)	(44,818)	(10,093,513)

Cash flows related to financing activities
Proceeds from issue of shares		1,820,455	49,655,823	15,096,258
Share issue transaction costs		(6,931)	(1,920,231)	(177,001)
Proceeds from borrowings		—	5,411,750	6,334,717

Net cash flows provided by financing activities		1,813,524	53,147,342	21,253,974

Net increase in cash and cash equivalents		(28,926,836)	40,280,210	(158,698)
Cash and cash equivalents at the beginning of the year		45,918,552	5,638,342	939,561

Cash and cash equivalents at the end of the year	8	16,991,716	45,918,552	5,638,342

Non-cash financing and investing activities – refer note 19.

Refer to note 30 for details in relation to the restatement of the 30 June 2011 consolidated statement of cash flows.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Non-controlling interests A$	Total A$
Balance at 1 July 2009	42,565,806	—	(40,753,048)	(236)	1,812,522
Other comprehensive income for the year, net of tax	—	19,397	—	(18)	19,379
Loss after income tax expense for the year	—	—	(17,960,569)	—	(17,960,569)

Total comprehensive income for the year	—	19,397	(17,960,569)	(18)	(17,941,190)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	31,968,607	—	—	—	31,968,607

Balance at 30 June 2010	74,534,413	19,397	(58,713,617)	(254)	(15,839,939)

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Non-controlling interests A$	Total A$
Balance at 1 July 2010	74,534,413	19,397	(58,713,617)	(254)	15,839,939
Other comprehensive income for the year, net of tax	—	(19,630)	—	—	(19,630)
Loss after income tax expense for the year	—	—	(21,081,097)	(70)	(21,081,167)

Total comprehensive income for the year	—	(19,630)	(21,081,097)	(70)	(21,100,797)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	60,360,588	—	—	—	60,360,588
Transactions with non-controlling interests	—	(924)	—	324	(600)

Balance at 30 June 2011	134,895,001	(1,157)	(79,794,714)	—	55,099,130

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Non-controlling interests A$	Total A$
Balance at 1 July 2011	134,895,001	(1,157)	(79,794,714)	—	55,099,130
Other comprehensive income for the year, net of tax	—	(117,235)	—	—	(117.235)
Loss after income tax expense for the year	—	—	(19,940,960)	—	(19,940,960)

Total comprehensive income for the year	—	(117,235)	(19,940,960)	—	(20,058,195)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	1,813,524	—	—	—	1,813,524
Employee options scheme	4,000	299,412	—	—	303,412

Balance at 30 June 2012	136,712,525	118,020	(99,735,674)	—	37,157,871

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement. The statement of consolidated cash flows, and notes 7, 30, 31, and 34 for the year ended 30 June 2011 have been restated. Additional information regarding these restatements is included in notes 7, 30, 31, and 34.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2011 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

(iii) Early adoption of standards

The group has not elected to apply any pronouncements before their operative date in the Annual Reporting period beginning 1 July 2011.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(vi) Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2012, the Group holds cash and cash equivalents of $16,991,716 (2011: $45,918,552) and held-to-maturity investments of $21,045,423 (2011: $10,000,000) with maturities ranging from 4 to 6 months. In line with the company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternate future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

(vii) Authorization

These consolidated financial statements have been authorized for issue by the Board of Directors on September 28, 2012.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prima BioMed Ltd (‘company’ or ‘parent entity’) as at 30 June 2012 and the results of all subsidiaries for the year then ended. Prima Biomed Ltd and its subsidiaries together are referred to in this financial report as the group or the consolidated entity.

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented in the income statement on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(ii) Medical services

Medical services income is recognised when the amount can be measured reliably and it is probable that the economic benefits associated with the service will flow to the group.

(iii) Operating grant

Grants from the government, including Australian Research and Development Rebates, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Impairment of assets

Intangible assets that have a definite useful life are subject to amortisation and tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-fiinancial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(h) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(i) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(j) Inventories

Stock on hand is stated at the lower of cost and net realisable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

(k) Investments and other financial assets

Classification

The group classifies its financial assets in the following categories: loans and receivables, available for sale investment and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired.

Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables (note 9) in the balance sheet.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. If the group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets, comprising of investment in unlisted equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

Accounting policy note in relation to derivative that do not qualified to hedging, refer to note (l).

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within other income or other expenses in the period in which they arise.

Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established. Interest income from these financial assets is included in the net gains / (losses).

Impairment

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

Assets carried at amortised cost

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss.

If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss. Impairment testing of current receivables is described in note 1(i).

(l) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

(m) Property, plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years
•	Plant and equipment – 3-5 years
•	Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortised on a straight line basis over a period of 20 years.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(o) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave is recognised in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

(ii) Other long-term employee benefit obligations

The liability for long service leave which is not expected to be settled within 12 months after the end of the period in which the employees render the related service is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds and pension plans are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 33.

The fair value of options granted under the GESOP is recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(in Australian dollars, unless otherwise noted)

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2012 reporting periods. The group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013)

AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets.

The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. However, initial indications are that it may affect the group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. The company has not yet evaluated the impact of AASB 9 and has not set an implementation date.

AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements

On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. The group has public accountability as defined in AASB 1053 and is therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128 (IAS 28) Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships.

While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the Annual Reporting period ending 30 June 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements.

However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the Annual Reporting period ending 30 June 2014.

AASB 2011-9 (Amendments to IAS 1) Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income (effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period. The group intends to adopt the new standard from 1 July 2012.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early.

The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 34 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Limited.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk, and interest rate risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro. Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts.

It is the group policy to use forward exchange contracts to cover anticipated cash flow in USD and Euro for the next twelve months. This policy is reviewed regularly by directors from time to time.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2012			30 June 2011
	USD	EUR	Other	USD	EUR	Other
Cash in bank	652,566	5,308,629	77,272	189	90,679	79,488
Trade payables	(428,994)	(1,260,841)	(10,436)	(749,951)	(249,613)	(30,584)
Forward exchange contracts - buy foreign currency	2,593	(1,491,338)	—	—	—	—

Sensitivity

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $555,051 higher/$454,144 lower (2011 – $27,632 higher/$22,608 lower), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments and from foreign forward exchange contracts designated as cash flow hedged which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/US dollar exchange rates exchange rates in 2012 than was the position in 2011 due to the increased amount of forward foreign exchange contracts. Any impact on the equity will result from changes in retained earnings.

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $932,645 higher/$763,077 lower (2011 – $22,804 higher/$18,657 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts designated as cash flow hedged which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/Euro exchange rates exchange rates in 2012 than was the position in 2011 due to the increased amount of forward foreign exchange contracts.

The group’s exposure to other foreign exchange movements is not material.

(b) Price risk

The consolidated entity is not exposed to any significant price risk.

(c) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2012	30 June 2011
	$	$
Cash at bank and short-term bank deposits
AA-	16,991,716	45,742,544

Held-to-maturity investment
AA-	21,045,423	10,000,000

Derivative financial instruments
AA-	1,488,744	—

(d)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $16,991,716 (2011 – $45,918,552) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 8) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements.

As outlined in Note 1, the company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Total contractual cash flows	Carrying Amount (assets) / liabilities

At 30 June 2012	$	$	$	$
Non-Derivatives
Trade payables	2,724,109	—	2,724,109	2,724,109

Derivatives
Gross settled (forward foreign exchange contracts – cash flow hedges
(Inflow)	(10,723,057)	(6,745,307)	(17,468,364)	—
Outflow	11,610,440	7,346,669	18,957,109	1,488,744

	887,383	601,361	1,488,744	1,488,744

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Total contractual cash flows	Carrying Amount (assets) / liabilities

At 30 June 2011	$	$	$	$
Non-Derivatives
Trade payables	1,770,121	—	1,770,121	1,770,121
	1,770,121		1,770,121	1,770,121

(e)	Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities measured and recognised at fair value at 30 June 2012:

	Level 1	Level 2	Level 3	Total
At 30 June 2012	$	$	$	$
Assets
Held-to-maturity investment	—	21,045,423	—	21,045,423
Derivative financial instrument	—	—	—	—
Total assets	—	21,045,423	—	21,045,423

Liabilities
Derivative financial instrument	—	1,488,744	—	1,488,744

Total liabilities	—	1,488,744	—	1,488,744

	Level 1	Level 2	Level 3	Total
At 30 June 2011	$	$	$	$
Assets
Held-to-maturity investment	—	10,000,000	—	10,000,000
Derivative financial instrument	—	—	—	—

Total assets	—	10,000,000	—	10,000,000

Liabilities
Derivative financial instrument	—	—	—	—

Total liabilities	—	—	—	—

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The following table presents the changes in level 3 instruments for the years ended 30 June 2012 and 30 June 2011:

Unlisted equity securities $
Opening balance 1 July 2010	574,504
Impairment losses	(555,107)
Losses recognised in other comprehensive income	(19,397)
Closing balance 30 June 2011	—

Closing balance 30 June 2012	—

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

The group has not recognised deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity. Refer to note 33 - share based payment.

Research and development

The Group has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered certain. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138.

Impairment of assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and parent entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value- in-use calculations, which incorporate a number of key estimates and assumptions.

Fair value of derivative financial instrument

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract. These fair values are provided by independent third parties.

Convertible Loan Agreement

In 2010-2011 financial year, a convertible loan agreement was treated as a debt facility which enabled Prima periodically to drawdown on the facility, rather than one arrangement with a three-year term that would have been recognised in its entirety on inception, on the basis that Prima could terminate the arrangement at any point in time at a minimal fee. Accordingly each drawdown was treated as an additional borrowing under the facility.

The substance of the agreement was assessed when determining the appropriate accounting treatment. The agreement is similar to a funded fixed return arrangement, including a right for the Lender to participate in any upside in share price. Because the debt was settled in a variable number of shares, each drawdown was classified as a financial liability. Two embedded derivatives were identified and recognised separately from the host debt instrument in each drawdown, being the equity conversion feature and the floor price cash payment feature. The derivatives were recognised in the statement of comprehensive income for the year ended 30 June 2011.

Collateral shares and commitment options

In 2010-2011 financial year, the purpose of the collateral shares and commitment options was to compensate SpringTree for making the commitment to provide the funding through the life of the Convertible Loan Agreement on terms that provided an acceptable level of funding certainty.

As the compensation to SpringTree for providing the service of committing to the Convertible Loan Agreement was paid in equity instruments of the Company, we applied the requirements of AASB 2 to their measurement and recognition. Measurement inputs to the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of the Company’s historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds).

NOTE 4. OPERATING SEGMENTS

Identification of reportable operating segments

The consolidated entity is organised into two operating segments, being Cancer Immunotherapy and Other R&D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

Operating segment information

30 June 2012	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Medical service income	—	—	25,766	25,766
Grant income	1,494,253	—	—	1,494,253
Interest income	—	—	2,682,548	2,682,548
Total other income	1,494,253	—	2,708,314	4,202,567

Segment Result
Depreciation and amortisation	(167,483)	(177,709)	(32,107)	(377,299)
Other expenses	(15,066,709)	(655,702)	(3,841,250)	(19,563,661)
Loss before income tax expense	(15,234,192)	(833,411)	(3,873,357)	(19,940,960)
Income tax expense				—

Loss after income tax expense				(19,940,960)

30 June 2011	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Interest income	—	—	1,066,196	1,066,196
Total other income	—	—	1,066,196	1,066,196

Segment Result	—	—	—	—
Depreciation and amortisation	—	—	(64,287)	(64,287)
other expenses	(7,944,531)	(401,813)	(12,670,536)	(21,016,880)
Loss before income tax expense	(7,944,531)	(401,813)	(12,734,823)	(21,081,167)
Income tax expense				—

Loss after income tax expense				(21,081,167)

30 June 2010	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Revenue
Other income	41,417	—	482,317	523,734
Total Revenue	41,417	—	482,317	523,734

Segment Result	—	—	—	—
Depreciation and amortisation	—	—	(53,209)	(53,209)
other expenses	(5,155,122)	(2,445,777)	(10,306,479)	(17,907,378)
Loss before income tax expense	(5,155,122)	(2,445,777)	(10,359,688)	(17,960,587)
Income tax expense				—

Loss after income tax expense				(17,960,587)

NOTE 5. OTHER INCOME

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Research & development tax credit refund	—	—	48,697

NOTE 6. EXPENSES

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	14,311,228	9,204,826	4,904,751
Intellectual property management	189,811	326,337	219,771

Total Research & Development and Intellectual Property	14,501,039	9,531,163	5,124,522

Defined contribution superannuation expense	99,223	52,956	4,852
Foreign currency loss	1,181,049	127,178	14,262
Loss on disposal of assets	64,679	—	—

Depreciation
Plant and equipment	132,310	20,343	9,809
Computers	7,349	1,673	—
Furniture and fittings	5,492	336	1,295

Total depreciation	145,151	22,352	11,104

Amortisation
Patents and trademarks	232,148	41,935	41,935

Total depreciation and amortisation	377,299	64,287	53,039

Fair value adjustment to available for sale financial assets	—	555,107	—
Changes in fair value of derivative financial instruments	1,488,744	—	—
Finance expenses	—	6,395,818	6,946,628

NOTE 7. INCOME TAX EXPENSE

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(19,940,960)	(21,081,167)	(17,960,587)
Tax at the Australian tax rate of 30%	(5,982,288)	(6,324,350)	(5,388,176)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,146,596	3,349,512	1,405,186
Non-assessable income	(448,276)	—	—
Section 40-880 deductions	—	(148,083)	(53,582)

	(5,283,968)	(3,122,921)	(4,036,572)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	5,283,968	3,122,921	4,036,572

Income tax expense	—	—	—

	Consolidated
	30 June 2012 A$	30 June 2011 A$ (Revised)	30 June 2010 A$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses[1]	18,283,488	12,915,000	13,320,601
Carried forward capital losses	—	—	14,905
Over provision for prior year tax	—	—	(239,749)
Temporary differences[1]	462,913	547,433	(167,159)

Total deferred tax assets not recognised	18,746,401	13,462,433	12,928,598

1 – In the current year we revised the 30 June 2011 total deferred tax assets not recognised due to errors in the calculation. The deferred tax assets not recognised prior to the discovery of the error was 19,530,582 and has been adjusted to 13,432,433. As the group does not recognise any deferred tax assets, there was no impact on amounts recognised in the primary financial statements, including earnings per share.

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is uncertain.

NOTE 8. CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Cash on hand	3,167	2,888
Cash at bank	11,988,549	45,540,530
Cash on deposit	5,000,000	375,134

	16,991,716	45,918,552

The above cash and cash equivalent are held in AUD, USD, Euro, and AED. The interest rate on these deposits range from 0% to 4.0% in 2012 (2011 – 0% to 5%).

NOTE 9. CURRENT RECEIVABLES

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Trade receivables	3,261	—
Other receivables	502	35,899
BAS receivable	276,621	—

	280,384	35,899

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2012. No receivables were impaired or past due.

NOTE 10. INVENTORIES

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Material – at cost	191,727	214,346

Inventories are in relation to material used for the safe transportation of the samples used in the clinical trials between hospitals and manufacturers sites. Inventories recognised as expense during the year ended 30 June 2012 amounted to $22,619 (2011 – nil).

NOTE 11. HELD-TO-MATURITY INVESTMENT

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Not less than three month term deposit	21,045,423	10,000,000

Held to maturity investments represent term deposits with a maturity period of between 90 days and 180 days. These term deposits are denominated in the Australian Dollar and have interest rates ranging from 5.77% to 5.86% in 2012 (2011 – 5.50% to 6.49%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTE 12. OTHER CURRENT ASSETS

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Prepayments	1,867,681	498,014
Security deposit	13,047	12,212
Accrued interest	513,006	383,779

	2,393,734	894,005

Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.

NOTE 13. PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment A$	Computer A$	Furniture and fittings A$	Total A$
At 1 July 2010
Cost or fair value	98,578	—	6,708	105,286
Accumulated depreciation	(5,755)	—	(2,045)	(7,800)

Net book amount	92,823	—	4,663	97,486

Year ended 30 June 2011
Opening net book amount	92,823	—	4,663	97,486
Reclassification of assets-cost	(3,951)	3,951	—	—
Reclassification of assets-accumulated depreciation	833	(833)	—	—
Additions	36,171	8,647	—	44,818
Depreciation charge	(20,343)	(1,673)	(335)	(22,351)

Closing net book amount	105,533	10,092	4,328	119,953

At 30 June 2011
Cost or fair value	130,798	12,598	6,708	150,104
Accumulated depreciation	(25,265)	(2,506)	(2,380)	(30,151)

Net book amount	105,533	10,092	4,328	119,953

Year ended 30 June 2012
Opening net book amount	105,533	10,092	4,328	119,953
Exchange differences	(871)	53	55	(763)
Additions	555,316	13,337	5,915	574,568
Disposals	(62,679)	(2,000)	—	(64,679)
Depreciation charge	(132,310)	(7,349)	(5,492)	(145,151)

Closing net book amount	464,989	14,133	4,806	483,928

At 30 June 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)

Net book amount	464,989	14,133	4,806	483,928

NOTE 14. INTANGIBLES

Patents, trademarks and licenses A$
At 1 July 2010
Cost	1,915,671
Accumulated amortisation and impairment	(1,415,830)

Net book amount	499,841

Year ended 30 June 2011
Opening net book amount	499,841
Impairment charge	—
Amortisation charge	(41,935)

Closing net book amount	457,906

At 30 June 2011
Cost	1,915,671
Accumulated amortization and impairment	(1,457,765)

Net book amount	457,906

Year ended 30 June 2012
Opening net book amount	457,906
Impairment charge	(159,938)
Amortisation charge	(72,209)

Closing net book amount	225,759

At 30 June 2012
Cost or fair value	1,915,671
Accumulated depreciation	(1,689,903)

Net book amount	225,759

The impairment charge is in relation to the write down of the Cripto-1 intangible asset for which the group has discontinued any further research and development activities.

NOTE 15. TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Trade payables	2,724,109	1,770,121
Other payables	116,474	701,091

	2,840,583	2,471,212

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Derivative financial instruments	1,488,744	—

The group has entered into forward exchange contracts which do not satisfy the requirement for the hedged accounting. The amount above is the fair value of the forward exchange contracts as at 30 June 2012. These contracts are held with National Australia Bank. These contracts are subject to the risk management policies in note 2.

NOTE 17. EMPLOYEE BENEFITS

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Annual leave	115,144	65,879

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 18. EMPLOYEE BENEFITS

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Long service leave	10,328	4,440

NOTE 19. CONTRIBUTED EQUITY

			Consolidated
	Note		30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Fully paid ordinary shares	19	(a)	127,050,571	125,066,002	68,926,335
Options over ordinary shares	19	(b)	9,661,954	9,828,999	5,608,078

			136,712,525	134,895,001	74,534,413

As part of the SpringTree convertible loan transaction shares and options were issued by the company to SpringTree in settlement of the loan.

(a) Ordinary Shares			30 June 2012		30 June 2011		30 June 2010
	Note		No.	A$	No.	A$	No.	A$
At the beginning of reporting period			981,015,629	125,066,002	699,237,595	68,926,335	420,574,941	42,136,709
Shares issued during year	(i	)	25,000	4,000	161,558,834	44,617,993	104,947,129	14,771,556
Exercise of options (Shares issued during the year)	(ii	)	85,022,759	1,987,500	69,076,228	5,107,210	85,338,470	1,246,446
Fair value of tranche shares to be issued	(iii	)	—	—	51,142,972	6,834,695	73,377,055	11,165,452
Collateral shares	(iv	)	—	—	—	1,500,000	15,000,000	—
Cost of options exercised			—	—	—	—	—	(215,177)
Expiration of Options			—	—	—	—	—	—
Transaction costs relating to share issues			—	(6,931)	—	(1,920,231)	—	(178,651)

At reporting date			1,066,063,388	127,050,571	981,015,629	125,066,002	699,237,595	68,926,335

2012	Details	Note		Number	Issue Price A$	Total A$
12 Jul 2011	Exercise of PRRO options	ii	)	1,368,185	0.022	30,100
14 Jul 2011	Exercise of PRRO options	ii	)	19,964,285	0.022	439,214
19 Jul 2011	Exercise of PRRO options	ii	)	113,000	0.022	2,486
27 Jul 2011	Exercise of PRRO options	ii	)	654,123	0.022	14,391
08 Aug 2011	Exercise of PRRO options	ii	)	155,500	0.022	3,421
22 Aug 2011	Exercise of PRRO options	ii	)	3,792,217	0.022	83,429
31 Aug 2011	Exercise of PRRO options	ii	)	250,000	0.022	5,500
05 Sept 2011	Exercise of PRRO options	ii	)	30,000	0.022	660
13 Sept 2011	Exercise of PRRO options	ii	)	1,253,266	0.022	27,572
21 Sept 2011	Exercise of PRRO options	ii	)	457,058	0.022	10,055
30 Sept 2011	Exercise of PRRO options	ii	)	399,272	0.022	8,784
11 Oct 2011	Exercise of PRRO options	ii	)	897,482	0.022	19,745
24 Oct 2011	Exercise of PRRO options	ii	)	1,142,500	0.022	25,135
02 Nov 2011	Exercise of PRRO options	ii	)	2,387,749	0.022	52,530
15 Nov 2011	Exercise of PRRO options	ii	)	2,345,889	0.022	51,609
22 Nov 2011	Exercise of PRRO options	ii	)	516,633	0.022	11,366
02 Dec 2011	Exercise of PRRO options	ii	)	1,523,333	0.022	33,513
09 Dec 2011	Exercise of PRRO options	ii	)	5,044,453	0.022	110,978
16 Dec 2011	Exercise of PRRO options	ii	)	18,369,080	0.022	404,120
16 Dec 2011	Shares for employees	i	)	25,000	0.160	4,000
23 Dec 2011	Exercise of PRRO options	ii	)	7,735,491	0.022	170,181
09 Jan 2012	Exercise of PRRO options	ii	)	15,123,243	0.022	332,711
27 Feb 2012	Exercise of PRRAL options	ii	)	400,000	0.100	40,000
13 Mar 2012	Exercise of PRRAL options	ii	)	100,000	0.100	10,000
27 Mar 2012	Exercise of PRRAL options	ii	)	1,000,000	0.100	100,000
Transaction costs relating to share issues						(6,931)

				85,047,759		1,984,569

i)	total ordinary shares = 25,000
ii)	total ordinary shares = 85,022,759

2011	Details	Note		Number	Issue Price A$	Total A$
21 Jul 2010	SpringTree Convertible Loan – T12 Tranche Repayment Shares	iii	)	8,610,086	0.108	929,429
21 Jul 2010	Exercise of PRRO options	ii	)	1,251,850	0.022	27,541
11 Aug 2010	Exercise of PRRO options	ii	)	890,000	0.022	19,580
23 Aug 2010	SpringTree Convertible Loan – T13 Tranche Repayment Shares	iii	)	8,474,576	0.095	808,390
06 Aug 2010	Expiry of options	ii	)			300
30 Aug 2010	Exercise of PRRO options	ii	)	1,011,538	0.022	22,254
24 Sep 2010	SpringTree Convertible Loan – T14 Tranche Repayment Shares	iii	)	8,706,468	0.100	866,577
01 Oct 2010	Exercise of PRRO options	ii	)	200,000	0.022	4,400
08 Oct 2010	Exercise of PRRO options	ii	)	489,000	0.022	10,758
22 Oct 2010	Exercise of PRRO options	ii	)	200,000	0.022	4,400
27 Oct 2010	SpringTree Convertible Loan – T15 Tranche Repayment Shares	iii	)	7,700,770	0.133	1,025,435
28 Oct 2010	Exercise of PRRO options	ii	)	261,000	0.022	5,742
11 Nov 2010	Exercise of PRRO options	ii	)	200,000	0.022	4,400
24 Nov 2010	SpringTree Convertible Loan – T16 Tranche Repayment Shares	iii	)	6,578,947	0.120	788,040
06 Dec 2010	Issue of shares to Directors	i	)	1,250,000	0.100	125,000
10 Dec 2010	Exercise of PRRO options	ii	)	71,242	0.022	1,567
23 Dec 2010	Exercise of PRRO options	ii	)	100,000	0.022	2,200
31 Dec 2010	SpringTree Convertible Loan – T17 Tranche Repayment Shares (part)	iii	)			22,608
31 Dec 2009	Equity to Be Issued	ii	)			50,000
04 Jan 2011	SpringTree Convertible Loan – T17 Tranche Repayment Shares (part)	iii	)	7,368,421	0.200	1,476,601

2011	Details	Note		Number	Issue Price A$	Total A$
04 Jan 2011	Exercise of PRRO options	ii	)	2,500,000	0.002	5,000
10 Jan 2011	SpringTree placement of shares	i	)	6,209,638	0.201	1,250,000
10 Jan 2011	Exercise of PRRO options	ii	)	600,000	0.022	13,200
13 Jan 2011	Exercise of PRRO options	ii	)	2,038,333	0.022	44,843
19 Jan 2011	Exercise of PRRO options	ii	)	4,461,473	0.022	98,152
27 Jan 2011	Exercise of PRRO options	ii	)	2,118,407	0.022	46,605
01 Feb 2011	Exercise of ESOP options	ii	)	100,000	0.100	10,000
01 Feb 2011	SpringTree Convertible Loan – T18 Tranche Repayment Shares	iii	)	3,703,704	0.248	917,615
03 Feb 2011	Exercise of PRRO options	ii	)	85,160	0.022	1,874
14 Feb 2011	Exercise of PRRO options	ii	)	200,000	0.022	4,400
17 Feb 2011	Exercise of PRRAI options	ii	)	5,000,000	0.063	314,500
17 Feb 2011	Exercise of PRRO options	ii	)	200,000	0.022	4,400
24 Feb 2011	SpringTree conversion of Convertible security – part of $ 1.25m	i	)	3,140,704	0.355	1,116,419
28 Feb 2011	Exercise of PRRO options	ii	)	210,553	0.022	4,632
03 Mar 2011	SpringTree conversion of Convertible security – part of $ 1.25m	i	)	3,140,704	0.235	738,065
10 Mar 2011	Exercise of PRRO options	ii	)	1,112,929	0.022	24,484
17 Mar 2011	Exercise of PRRO options	ii	)	39,000	0.022	858
24 Mar 2011	Exercise of PRRAI options	ii	)	5,000,000	0.063	314,500
29 Mar 2011	Issue of 15 million collateral shares	iv	)	—	—	1,500,000
30 Mar 2011	Exercise of PRRO options	ii	)	3,035,000	0.022	66,770
08 Apr 2011	Exercise of PRRO options	ii	)	893,466	0.022	19,656
14 Apr 2011	Exercise of PRRO options	ii	)	946,468	0.022	20,822
14 Apr 2011	Exercise of PRRAI options	ii	)	5,000,000	0.063	314,500
21 Apr 2011	Exercise of PRRAF options	ii	)	1,722,017	0.161	277,082
21 Apr 2011	Exercise of PRRAK options	ii	)	1,694,915	0.144	243,898
21 Apr 2011	Exercise of PRRAG options	ii	)	1,741,294	0.141	245,522
21 Apr 2011	Exercise of PRRO options	ii	)	384,176	0.022	8,452
29 Apr 2011	Exercise of PRRO options	ii	)	1,348,685	0.022	29,671
06 May 2011	Exercise of PRRAH options	ii	)	1,540,154	0.194	299,406
06 May 2011	Exercise of PRRAJ options	ii	)	1,315,789	0.189	249,079
06 May 2011	Exercise of PRRAL options	ii	)	1,473,684	0.187	276,168
06 May 2011	Exercise of PRRO options	ii	)	65,000	0.022	1,430
13 May 2011	Exercise of PRRO options	ii	)	125,000	0.022	2,750
23 May 2011	Exercise of PRRO options	ii	)	817,000	0.022	17,974
24 May 2011	Exercise of PRRO options	ii	)	2,225,505	0.022	48,961
24 May 2011	Exercise of PRRAC options	ii	)	2,000,000	0.250	500,000
26 May 2011	Share Placement	i	)	75,000,000	0.280	21,000,000
31 May 2011	Exercise of PRRO options	ii	)	404,050	0.022	8,888
02 Jun 2011	Exercise of PRRAM options	ii	)	1,547,988	0.105	163,003
02 Jun 2011	Exercise of PRRAQ options	ii	)	1,766,784	0.133	234,099
02 Jun 2011	Exercise of PRRAO options	ii	)	1,884,253	0.223	420,377
02 Jun 2011	Exercise of PRRAA options	ii	)	1,076,095	0.220	236,311
02 Jun 2011	Exercise of PRRAE options	ii	)	1,144,726	0.207	236,959
02 Jun 2011	Exercise of PRRO options	ii	)	368,765	0.022	8,113
06 Jun 2011	Exercise of PRRO options	ii	)	221,750	0.022	4,879
10 Jun 2011	Exercise of PRRO options	ii	)	292,303	0.022	6,431
20 Jun 2011	Exercise of PRRO options	ii	)	1,700,876	0.022	37,419
27 Jun 2011	Exercise of PRRO options	ii	)	4,000,000	0.022	88,000
30 Jun 2011	SPP Capital Raising	i	)	72,817,788	0.280	20,388,509
Transaction costs relating to share issues						(1,920,231)

				281,778,034		56,139,667

i)	total ordinary shares = 161,558,834
ii)	total ordinary shares = 69,076,228
iii)	total ordinary shares = 51,142,972

2010	Details	Note		Number	Issue Price A$	Total A$
17 Jul 2009	Exercise of PRRO Options	ii	)	3,000,000	0.022	66,000
21 Jul 2009	Convertible Loan agreement	iv	)	15,000,000	0.071	—
29 Jul 2009	Exercise of PRRO Options	ii	)	2,233,363	0.022	49,134
10 Aug 2009	Convertible Loan – SpringTree – Tranche 1	iii	)	7,739,938	0.069	534,306
17 Aug 2009	Exercise of PRRO Options	ii	)	16,371,430	0.022	360,171
02 Sep 2009	Exercise of PRRO Options	ii	)	3,704,800	0.022	81,506
09 Sep 2009	Convertible Loan – SpringTree – Tranche 2	iii	)	8,833,922	0.101	889,571
11 Sep 2009	Exercise of PRRO Options	ii	)	1,525,000	0.022	33,550
16 Sep 2009	Exercise of PRRAO Options	ii	)	38,500,000	—	—
24 Sep 2009	Exercise of PRRO Options	ii	)	3,058,933	0.022	67,297
07 Oct 2009	Exercise of PRRAE Options	ii	)	2,000,000	0.125	260,000
09 Oct 2009	Exercise of PRRO Options	ii	)	400,000	0.022	8,800
09 Oct 2009	Convertible Loan – SpringTree – Tranche 3	iii	)	9,421,265	0.222	2,088,822
13 Oct 2009	Exercise of PRRO Options	ii	)	2,232,178	0.022	49,108
29 Oct 2009	Exercise of PRRO Options	ii	)	1,900,000	0.022	41,800
09 Nov 2009	Convertible Loan – SpringTree – Tranche 4	iii	)	9,421,265	0.178	1,680,609
13 Nov 2009	Exercise of PRRO Options	ii	)	2,847,200	0.022	62,638
27 Nov 2009	Exercise of PRRO Options	ii	)	333,500	0.022	7,337
30 Nov 2009	Share Purchase Plan	i	)	80,401,244	0.140	11,256,108
02 Dec 2009	Issued as per Resolution 3 of AGM	i	)	211,267	0.071	15,000
03 Dec 2009	Issued in lieu of cash payment for services rendered	i	)	71,430	0.140	10,000
10 Dec 2009	Exercise of PRRO Options	ii	)	200,000	0.022	4,400
14 Dec 2009	Convertible Loan – SpringTree – Tranche 5	iii	)	5,307,051	0.156	826,195
16 Dec 2009	Exercise of PRRO Options	ii	)	120,000	0.022	2,640
18 Dec 2009	Conversion of Convertible Loan–Resolution 3 of Jun AGM	i	)	4,830,084	0.159	769,813
31 Dec 2009	Convertible Loan – SpringTree – Tranche 6	iii	)	5,307,051	—	42,309
05 Jan 2010	Exercise of PRRO Options	ii	)	2,045,000	0.022	44,990
11 Jan 2010	Exercise of PRRO Options	ii	)	251,333	0.022	5,529
12 Jan 2010	Convertible Loan – SpringTree – Tranche 6	iii	)	—	—	878,993
21 Jan 2010	Exercise of PRRO Options	ii	)	170,000	0.022	3,740
29 Jan 2010	Exercise of PRRO Options	ii	)	266,666	0.022	5,867
09 Feb 2010	Exercise of PRRO Options	ii	)	10,000	0.022	220
23 Feb 2010	Convertible Loan – SpringTree – Tranche 7	iii	)	5,591,055	0.187	1,045,777
23 Feb 2010	Issue of SPP Shortfall to investors	i	)	17,602,741	0.140	2,464,384
26 Feb 2010	Issue of SPP Shortfall to investors	i	)	1,638,577	0.140	229,401
05 Mar 2010	Exercise of PRRO Options	ii	)	1,475,000	0.022	32,450
12 Mar 2010	Exercise of PRRO Options	ii	)	225,000	0.022	4,950
19 Mar 2010	Exercise of PRRO Options	ii	)	40,000	0.022	880
19 Mar 2010	Convertible Loan – SpringTree – Tranche 8	iii	)	5,376,344	0.150	805,883
01 Apr 2010	Exercise of PRRO Options	ii	)	252,500	0.022	5,555
15 Apr 2010	Exercise of PRRO Options	ii	)	1,000,000	0.022	22,000
20 Apr 2010	Convertible Loan – SpringTree – Tranche 9	iii	)	5,380,477	0.158	852,800
28 Apr 2010	Exercise of PRRO Options	ii	)	676,567	0.022	14,884
19 May 2010	Convertible Loan – SpringTree – Tranche 10	iii	)	5,275,057	0.149	785,134
08 Jun 2010	Exercise of PRRO Options	ii	)	250,000	0.022	5,500
15 Jun 2010	Exercise of PRRO Options	ii	)	250,000	0.022	5,500
21 Jun 2010	Convertible Loan – SpringTree – Tranche 11	iii	)	5,723,630	0.127	727,805
30 Jun 2010	Shares issue to employee	i	)	191,786	0.140	26,850
30 Jun 2010	Convertible Loan – SpringTree – Tranche 12 (Part)	iii	)	—	—	7,248
Cost of Options Exercised						(215,177)
Transaction costs relating to share issues						(178,651)

				278,662,654		26,789,626

			Consolidated		Consolidated		Consolidated
			30 June 2012		30 June 2011		30 June 2010
(b) Options	Note		No.	A$	No.	A$	No.	A$
At the beginning of reporting period			128,310,452	9,828,999	152,958,086	5,608,078	166,698,302	429,097
Options movements during year
Options issued during year	(i	)	—	—	44,728,594	2,194,810	56,498,254	4,918,131
Exercise of Options	(ii	)	(83,522,759)	(167,045)	(69,076,228)	(69,380)	(85,338,470)	(215,177)
(Shares issued during the year)
Expiry of options	(iii	)	(968,544)	—	(300,000)	(300)	—	—
Commitment options	(iv	)	—	—	—	2,069,576	15,000,000	474,931
ESOP options	(v	)	—	—	—	26,215	100,000	1,096

At reporting date			43,819,149	9,661,954	128,310,452	9,828,999	152,958,086	5,608,078

2012	Details	Note		Number	Issue Price A$	Total A$
12 Jul 2011	Exercise of PRRO options	ii	)	(1,368,185)	0.002	(2,736)
14 Jul 2011	Exercise of PRRO options	ii	)	(19,964,285)	0.002	(39,929)
19 Jul 2011	Exercise of PRRO options	ii	)	(113,000)	0.002	(226)
27 Jul 2011	Exercise of PRRO options	ii	)	(654,123)	0.002	(1,308)
08 Aug 2011	Exercise of PRRO options	ii	)	(155,500)	0.002	(311)
22 Aug 2011	Exercise of PRRO options	ii	)	(3,792,217)	0.002	(7,584)
31 Aug 2011	Exercise of PRRO options	ii	)	(250,000)	0.002	(500)
05 Sept 2011	Exercise of PRRO options	ii	)	(30,000)	0.002	(60)
13 Sept 2011	Exercise of PRRO options	ii	)	(1,253,266)	0.002	(2,506)
21 Sept 2011	Exercise of PRRO options	ii	)	(457,058)	0.002	(914)
30 Sept 2011	Exercise of PRRO options	ii	)	(399,272)	0.002	(799)
11 Oct 2011	Exercise of PRRO options	ii	)	(897,482)	0.002	(1,795)
24 Oct 2011	Exercise of PRRO options	ii	)	(1,142,500)	0.002	(2,285)
02 Nov 2011	Exercise of PRRO options	ii	)	(2,387,749)	0.002	(4,776)
15 Nov 2011	Exercise of PRRO options	ii	)	(2,345,889)	0.002	(4,692)
22 Nov 2011	Exercise of PRRO options	ii	)	(516,633)	0.002	(1,033)
02 Dec 2011	Exercise of PRRO options	ii	)	(1,523,333)	0.002	(3,047)
09 Dec 2011	Exercise of PRRO options	ii	)	(5,044,453)	0.002	(10,089)
16 Dec 2011	Exercise of PRRO options	ii	)	(18,369,080)	0.002	(36,738)
23 Dec 2011	Exercise of PRRO options	ii	)	(7,735,491)	0.002	(15,471)
03 Jan 2012	Expired of PRRO options	iii	)	(968,544)	—	—
09 Jan 2012	Exercise of PRRO options	ii	)	(15,123,243)	0.002	(30,246)

				(84,491,303)		(167,045)

i)	total options = (83,522,759)
ii)	total options = (968,544)

2011	Details	Note		Number	Issue Price A$	Total A$
21 Jul 2010	SpringTree Convertible Loan – T12 Options exercisable at $ 0.1605 21/7/2015	i	)	1,722,017	0.081	140,180
21 Jul 2010	Exercise of PRRO Options	ii	)	(1,251,850)	(0.002)	(2,504)
06 Aug 2010	Expiry of PRRAK options (exercisable at $ 0.20 6/8/2010)	iii	)	(300,000)	0.001	(300)
11 Aug 2010	Exercise of PRRO Options	ii	)	(890,000)	(0.002)	(1,780)
23 Aug 2010	SpringTree Convertible Loan – T13 Options exercisable at $ 0.1439 20/8/2015	i	)	1,694,915	0.071	119,499
30 Aug 2010	Exercise of PRRO Options	ii	)	(1,011,538)	(0.002)	(2,023)
24 Sep 2010	SpringTree Convertible Loan – T14 Options exercisable at $ 0.1414 22/9/2015	i	)	1,741,294	0.070	122,400
01 Oct 2010	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
08 Oct 2010	Exercise of PRRO Options	ii	)	(489,000)	(0.002)	(978)
22 Oct 2010	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
27 Oct 2010	SpringTree Convertible Loan – T15 Options exercisable at $ 0.1944 27/10/2015	i	)	1,540,154	0.108	165,997
28 Oct 2010	Exercise of PRRO Options	ii	)	(261,000)	(0.002)	(522)
11 Nov 2010	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
24 Nov 2010	SpringTree Convertible Loan – T16 Options exercisable at $ 0.1893 24/11/2015	i	)	1,315,789	0.097	127,834
06 Dec 2010	Issue of options to Directors (20 cents, 6 Dec. 2013)	i	)	32,500,000	0.032	1,053,000
06 Dec 2010	Issue of options to Director (10 cents, 6 Dec. 2014)	i	)	2,000,000	0.007	14,300
10 Dec 2010	Exercise of PRRO Options	ii	)	(71,242)	(0.002)	(142)
23 Dec 2010	Exercise of PRRO Options	ii	)	(100,000)	(0.002)	(200)
31 Dec 2010	SpringTree Convertible Loan – T17	i	)	—	—	27,336
04 Jan 2011	SpringTree Convertible Loan – T17 Options exercisable at $0.1874 04/01/2016	i	)	1,473,684	0.185	244,773
04 Jan 2011	Exercise of PRRO Options	ii	)	(2,500,000)	(0.002)	(5,000)
10 Jan 2011	Exercise of PRRO Options	ii	)	(600,000)	(0.002)	(1,200)
13 Jan 2011	Exercise of PRRO Options	ii	)	(2,038,333)	(0.002)	(4,077)
19 Jan 2011	Exercise of PRRO Options	ii	)	(4,461,473)	(0.002)	(8,923)
27 Jan 2011	Exercise of PRRO Options	ii	)	(2,118,407)	(0.002)	(4,237)
11 Jan 2011	Take-up of commitment options (15 m) based on valuation at each drawdown date	iv	)	—	—	1,347,214
31 Jan 2011	To expense ESOP options	v	)	—	—	26,215
01 Feb 2011	Exercise of ESOP options	ii	)	(100,000)	(0.008)	757
01 Feb 2011	SpringTree Convertible Loan – T18 Options exercisable at $ 0.3390 1/02/2016	i	)	740,741	0.242	179,491
03 Feb 2011	Exercise of PRRO Options	ii	)	(85,160)	(0.002)	(170)
14 Feb 2011	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
17 Feb 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
17 Feb 2011	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
28 Feb 2011	Exercise of PRRO Options	ii	)	(210,553)	(0.002)	(421)
04 Mar 2011	Take-up of commitment options (15 m) based on valuation at each drawdown date	iv	)	—	—	722,362
10 Mar 2011	Exercise of PRRO Options	ii	)	(1,112,929)	(0.002)	(2,226)
17 Mar 2011	Exercise of PRRO Options	ii	)	(39,000)	(0.002)	(78)
24 Mar 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
30 Mar 2011	Exercise of PRRO Options	ii	)	(3,035,000)	(0.002)	(6,070)

2011	Details	Note		Number	Issue Price A$	Total A$
08 Apr 2011	Exercise of PRRO Options	ii	)	(893,466)	(0.002)	(1,787)
14 Apr 2011	Exercise of PRRO Options	ii	)	(946,468)	(0.002)	(1,893)
14 Apr 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
21 Apr 2011	Exercise of PRRAF options	ii	)	(1,722,017)	—	—
21 Apr 2011	Exercise of PRRAK options	ii	)	(1,694,915)	—	—
21 Apr 2011	Exercise of PRRAG options	ii	)	(1,741,294)	—	—
21 Apr 2011	Exercise of PRRO Options	ii	)	(384,176)	(0.002)	(768)
29 Apr 2011	Exercise of PRRO Options	ii	)	(1,348,685)	(0.002)	(2,697)
06 May 2011	Exercise of PRRAH options	ii	)	(1,540,154)	—	—
06 May 2011	Exercise of PRRAJ options	ii	)	(1,315,789)	—	—
06 May 2011	Exercise of PRRAL options	ii	)	(1,473,684)	—	—
06 May 2011	Exercise of PRRO Options	ii	)	(65,000)	(0.002)	(130)
13 May 2011	Exercise of PRRO Options	ii	)	(125,000)	(0.002)	(250)
23 May 2011	Exercise of PRRO Options	ii	)	(817,000)	(0.002)	(1,634)
24 May 2011	Exercise of PRRO Options	ii	)	(2,225,505)	(0.002)	(4,451)
24 May 2011	Exercise of PRRAC options	ii	)	(2,000,000)	—	—
31 May 2011	Exercise of PRRO Options	ii	)	(404,050)	(0.002)	(808)
02 Jun 2011	Exercise of PRRAM options	ii	)	(1,547,988)	—	—
02 Jun 2011	Exercise of PRRAQ options	ii	)	(1,766,784)	—	—
02 Jun 2011	Exercise of PRRAO options	ii	)	(1,884,253)	—	—
02 Jun 2011	Exercise of PRRAA options	ii	)	(1,076,095)	—	—
02 Jun 2011	Exercise of PRRAE options	ii	)	(1,144,726)	—	—
02 Jun 2011	Exercise of PRRO Options	ii	)	(368,765)	(0.002)	(738)
10 Jun 2011	Exercise of PRRO Options	ii	)	(292,303)	(0.002)	(585)
20 Jun 2011	Exercise of PRRO Options	ii	)	(1,700,876)	(0.002)	(3,402)
30 Jun 2011	Exercise of PRRO Options	ii	)	(4,221,750)	(0.002)	(8,444)

				(24,647,634)		4,220,921

i)	total options = 44,728,594
ii)	total options = (69,076,228)
iii)	total options = (300,000)

Loan facility settled via issue of shares and options — $11,352,190.

2010	Details	Note		Number	Issue Price A$	Total A$
17 Jul 2009	Exercise of PRRO Options	ii	)	(3,000,000)	(0.002)	(6,000)
21 Jul 2009	Commitment Options	iv	)	15,000,000	0.032	474,931
29 Jul 2009	Exercise of PRRO Options	ii	)	(2,233,363)	(0.002)	(4,467)
05 Aug 2009	Issue of Shares as per Resolutions 1, 2 & 3 of GM	i	)	38,500,000	0.070	2,695,000
10 Aug 2009	Convertible Loan – SpringTree – Tranche 1	i	)	1,547,988	0.050	76,713
17 Aug 2009	Exercise of PRRO Options	ii	)	(16,371,430)	(0.002)	(32,743)
02 Sep 2009	Exercise of PRRO Options	ii	)	(3,704,800)	(0.002)	(7,410)
09 Sep 2009	Convertible Loan – SpringTree – Tranche 2	i	)	1,766,784	0.074	130,993
11 Sep 2009	Exercise of PRRO Options	ii	)	(1,525,000)	(0.002)	(3,050)
16 Sep 2009	Exercise of PRRAO Options	ii	)	(38,500,000)	(0.002)	(115,500)
24 Sep 2009	Exercise of PRRO Options	ii	)	(3,058,933)	(0.002)	(6,118)
09 Oct 2009	Exercise of PRRAE Options	ii	)	(2,000,000)	(0.002)	(10,000)
09 Oct 2009	Exercise of PRRO Options	ii	)	(400,000)	(0.002)	(800)
09 Oct 2009	Convertible Loan – SpringTree – Tranche 3	i	)	1,884,253	0.217	409,140
13 Oct 2009	Exercise of PRRO Options	ii	)	(2,232,178)	(0.002)	(4,464)
29 Oct 2009	Exercise of PRRO Options	ii	)	(1,900,000)	(0.002)	(3,800)
09 Nov 2009	Convertible Loan – SpringTree – Tranche 4	i	)	1,884,253	0.143	268,578
13 Nov 2009	Exercise of PRRO Options	ii	)	(2,847,200)	(0.002)	(5,694)
27 Nov 2009	Exercise of PRRO Options	ii	)	(333,500)	(0.002)	(667)
10 Dec 2009	Exercise of PRRO Options	ii	)	(200,000)	(0.002)	(400)
14 Dec 2009	Convertible Loan – SpringTree – Tranche 5	i	)	1,884,253	0.112	211,734
16 Dec 2009	Exercise of PRRO Options	ii	)	(120,000)	(0.002)	(240)
31 Dec 2009	Convertible Loan – SpringTree – Tranche 6	i	)	1,061,411	0.148	28,217
05 Jan 2010	Exercise of PRRO Options	ii	)	(2,045,000)	(0.002)	(4,090)
11 Jan 2010	Exercise of PRRO Options	ii	)	(251,333)	(0.002)	(503)
12 Jan 2010	Convertible Loan – SpringTree – Tranche 6	i	)	—	—	129,349
21 Jan 2010	Exercise of PRRO Options	ii	)	(170,000)	(0.002)	(340)
29 Jan 2010	Exercise of PRRO Options	ii	)	(266,666)	(0.002)	(533)
09 Feb 2010	Exercise of PRRO Options	ii	)	(10,000)	(0.002)	(20)
23 Feb 2010	Convertible Loan – SpringTree – Tranche 7	i	)	1,118,211	0.150	167,455
05 Mar 2010	Exercise of PRRO Options	ii	)	(1,475,000)	(0.002)	(2,950)
12 Mar 2010	Exercise of PRRO Options	ii	)	(225,000)	(0.002)	(450)
23 Feb 2010	Exercise of PRRO Options	ii	)	(40,000)	(0.002)	(80)
19 Mar 2010	Convertible Loan – SpringTree – Tranche 8	i	)	1,075,269	0.178	191,665
01 Apr 2010	Exercise of PRRO Options	ii	)	(252,500)	(0.002)	(505)
15 Apr 2010	Exercise of PRRO Options	ii	)	(1,000,000)	(0.002)	(2,000)
20 Apr 2010	Convertible Loan – SpringTree – Tranche 9	i	)	1,076,095	0.124	133,394
28 Apr 2010	Exercise of PRRO Options	ii	)	(676,567)	(0.002)	(1,353)
06 May 2010	ESOP – Matt – Resolution 4 of April 2010 GM	v	)	100,000	0.015	1,513
06 May 2010	April 2010 GM – Resol 5 in lieu cash for services	i	)	500,000	0.083	41,495
06 May 2010	Issued in lieu of cash payment for services rendered	i	)	2,000,000	0.083	165,980
19 May 2010	Convertible Loan – SpringTree – Tranche 10	i	)	1,055,011	0.133	140,656
08 Jun 2010	Exercise of PRRO Options	ii	)	(250,000)	(0.002)	(500)
15 Jun 2010	Exercise of PRRO Options	ii	)	(250,000)	(0.002)	(500)
21 Jun 2010	Convertible Loan – SpringTree – Tranche 11	i	)	1,144,726	0.112	127,762
30 Jun 2010	Expensing of ESOP options issued	v	)	—	—	(417)

				(13,740,216)		5,178,981

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 33.

Unlisted Options

Expiration Date	Exercise Price	Number	Code
9 November 2014	$0.269	1,884,253	PRRAS
8 December 2014	$0.236	1,884,253	PRRAU
12 January 2015	$0.227	1,061,411	PRRAY
12 February 2015	$0.235	1,118,211	PRRAW
18 March 2015	$0.2277	1,075,269	PRRAZ
6 May 2015	$0.2500	500,000	PRRAC
19 May 2015	$0.235	1,055,011	PRRAD
6 December 2013	$0.2000	32,500,000	PRRAL
6 December 2014	$0.100	2,000,000	PRRAL
26 August 2014	$0.100	500,000	PRRAL

Unlisted Options (continued)

Expiration Date	Exercise Price	Number	Code
1 February 2016	$0.339	740,741	PRRAL
03 November 2014	$0.279	100,000	PRRAL
03 January 2015	$0.2329	100,000	PRRAL

Total		44,519,149

Listed Options

PRRO represents listed options which were traded on the ASX. These unexercised PRRO options expired on the 31 December 2011.

Share buy-back

There is no current on-market share buy-back.

Convertible Loan Agreement with SpringTree Global Opportunities Fund, L.P.

In July 2009, we entered into a convertible loan agreement with SpringTree Global Opportunities Fund, L.P., or SpringTree, and subject to certain limitations, we were able to borrow an aggregate principal amount of up to A$25.5 million. Borrowings under the convertible loan agreement bore no interest and were secured by 15,000,000 ordinary shares issued to SpringTree as collateral. We also granted SpringTree five-year options to purchase 15,000,000 ordinary shares at an exercise price of A$0.0629 per share. Under the initial arrangements, on termination of the convertible loan agreement, SpringTree was obligated to pay us an amount in lieu of cancellation of the collateral shares equal to the number of collateral shares, multiplied by 90% of the average VWAP’s per share on any 5 consecutive business days (chosen by SpringTree) between the date of the closing most recently preceding the date of termination of the agreement and ending on the date that is immediately prior to the date on which termination of the agreement takes effect. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration.

Subsequently on October 21, 2009 the agreement was amended to state that SpringTree would pay us an amount in lieu of cancellation of the collateral shares equal to the lesser of (a) the collateral share holding number, multiplied by 90% of the average VWAP’s per share on any 5 days on the date of the closing most recently preceding the date of termination of the Agreement and ending on the date that is immediately prior to the date on which such payment is made or (b) A$0.10. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration. The value of SpringTree’s opportunity to acquire the collateral shares at a discount from market or the Collateral shares-option, is valued at each tranche date and expensed over the 37 tranches based on the amount of each drawdown as a percentage of the total loan facility. The options were valued at each tranche date and expensed over the 37 tranches based on the amount of each draw down as a percentage of the total loan facility. Each loan was made in a separate tranche, and aside from certain exceptions, each tranche was repaid within 30 days of the draw down by issuing to SpringTree ordinary shares and options to purchase our ordinary shares. The number of ordinary shares issued as repayment is determined by dividing the amount of the tranche by the conversion price. The conversion price is the lesser of:

•	130% (or in certain circumstances, 150%) of the average of the closing price of our ordinary shares for 20 business days prior to the agreement (which is A$0.0743 and A$0.0858 respectively), and

•

90% of the average volume-weighted average price of our ordinary shares for a 5 consecutive business day period during a particular tranche ending on the date immediately prior to the relevant repayment date.

We repaid each tranche by delivering ordinary shares, we also granted SpringTree a five-year option per five shares issued to it (1:5), exercisable at 150% of the average of the volume-weighted average prices of our ordinary shares for the 20 business days immediately prior to the repayment date. The fair value of the ordinary shares and options issued that was in excess of the amount of each tranche was expensed as finance expenses. During the fiscal year ended June 30, 2010, we drew down an aggregate of A$8.0 million, of which A$7.3 million was repaid by the issue of 73,377,055 ordinary shares and options to purchase 15,498,254 ordinary shares. As of June 30, 2010 A$700,000 was owed to SpringTree.

On January 10, 2011, we announced that we had reached an agreement for the early termination of the convertible loan funding facility with SpringTree, by mutual consent of Prima and SpringTree. Pursuant to the Deed of Amendment and Termination, on or before March 29, 2011, SpringTree was obligated to pay us an amount in lieu of cancellation of the shares equal to 15,000,000 multiplied by the lower of (a) 90% of the average of the volume-weighted average price per share on any five consecutive business days (chosen by SpringTree) during the period commencing on January 10, 2011 and ending on the date that is immediately prior to the date on which such payment is made, or (b) AU$0.10. On March 29, 2011, SpringTree paid us an aggregate of A$1.5 million, or A$0.10 per share, for all 15,000,000 shares. The agreement for the early termination of the SpringTree agreement reached on January 10, 2011 resulted in a reallocation of the expenses, related to the Collateral shares-option and the value of the 15 million options, over the period subsequent to January 10, 2011 to reflect the reduced number of 20 tranches under the early termination of the agreement.

The cost of the SpringTree finance facility in the 2010-2011 financial year was A$6.4 million resulting from the issue of equity to settle SpringTree related obligations. As a result of the mutual agreement to terminate the SpringTree facility, the previously agreed termination fee was waived as a result of negotiations. The acceleration of the amortisation of the finance expenses relating to the SpringTree agreement resulted in bringing forward finance expenses for the fiscal 2011 of approximately A$2.3 million. SpringTree also undertook an additional one-off investment of A$2.5 million in Prima. Of this A$2.5 million, A$1.25 million was by way of a subscription for shares at A$0.20 per share and on January 10, 2011 we issued SpringTree 6,209,638 shares. The other A$1.25 million was by way of a convertible note, convertible on or before March 29, 2011 (at 90% of the average of the volume weighted average price per share during a specified period prior to the date of the conversion). On February 24, 2011 we issued SpringTree 3,140,704 shares and on March 3, 2011 we issued SpringTree 3,140,704 shares upon conversion of the note, each at an issue price of A$0.1990 per share, resulting in the full conversion of the note. The discount inherent in the shares issued to SpringTree for the additional one-off investment was expensed as a finance cost totalling A$210,000.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

NOTE 20. RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
(a) Reserves
Available-for-sale reserve	—	—	19,397
Foreign currency translation	(118,392)	(1,157)	—
Employee options scheme	299,412	—	—

	181,020	(1,157)	19,397

Movement in retained earnings were as follows:
Opening balance	(1,157)	—	—
Currency translation difference arising during the year	(117,235)	(1,157)	—

Ending balance	(118,392)	(1,157)	19,397

Movement in employee options scheme reserves were as follows:
Opening balance	—	—	—
Employee options issued during the year	299,412	—	—

Ending balance	299,412	—	—

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
(b) Retained Earnings
Movement in retained earnings were as follows:
Balance	(79,794,714)	(58,713,617)	(40,753,048)
Net loss for the year	(19,940,960)	(21,081,097)	(17,960,569)

Balance	(99,735,674)	(79,794,714)	(58,713,617)

(c) Nature and purpose of reserves

(i) Share-based payments reserve

The options-based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 33.

(ii) Foreign currency translation

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

NOTE 21. NON-CONTROLLING INTEREST

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Accumulated losses	—	—	(254)

NOTE 22. DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Key management personnel compensation

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Short-term employee benefits	1,969,851	1,501,781	1,167,313
Post-employment benefits	73,000	42,602	680
Share-based payments	299,412	1,307,814	2,738,513

	2,342,263	2,852,197	3,906,506

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can refer to note 33.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

30 June 2012	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	275,000	4,622,076
Mr Albert Wong	3,250,000	—	100,000	3,350,000
Mr Martin Rogers	20,821,500	12,345,238	(2,332,559)	30,834,179
Dr Richard Hammel	5,000,000	7,619,047	(2,361,560)	10,257,487
Mr Matt Lehman	100,000	1,500,000	(500,000)	1,100,000
Mr Ian Bangs	—	—	100,000	100,000
Dr Neil Frazer	—	—	112,000 1,000 *	112,000 1,000	*
Dr Sharron Gargosky	—	—	—	—
Mr Marc Voigt	—	—	—	—

Total ordinary shares	33,518,576	21,464,285	(4,607,119)	50,375,742

Total ADR	—	—	1,000	1,000

*	purchased 1,000 American Depositary Receipts (ADR) traded on the NASDAQ

30 June 2011	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	—	4,347,076
Mr Ata Gokyildirim	13,734,000	—	—	13,734,000
Mr Albert Wong	1,600,000	1,250,000	400,000	3,250,000
Mr Martin Rogers	20,821,500	—	—	20,821,500
Dr Richard Hammel	5,000,000	—	—	5,000,000
Mr Phillip Hains	3,061,429	—	(560,000)	2,501,429
Mr Matt Lehman	—	—	100,000	100,000

	48,564,005	1,250,000	(60,000)	49,754,005

30 June 2010	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Mr Ata Gokyildirim	234,000	—	13,500,000	13,734,000
Mr Albert Wong	—	—	1,600,000	1,600,000
Mr Martin Rogers	497,500	—	20,324,000	20,821,500
Dr Richard Hammel	—	—	5,000,000	5,000,000
Mr Phillip Hains	2,000,000	990,000	71,429	3,061,429

	2,731,500	990,000	40,495,429	44,216,929

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2012	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	10,000,000	—	—	—	10,000,000	10,000,000	—
Mr Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr Martin Rogers	22,345,238	—	12,345,238	—	10,000,000	10,000,000	—
Dr Richard Hammel	12,619,047	—	7,619,047	—	5,000,000	5,000,000	—
Mr Matt Lehman	—	2,000,000	1,500,000	—	500,000	500,000	—
Dr Neil Frazer	2,000,000	—	—	—	2,000,000	1,000,000	1,000,000
Mr Ian Bangs	—	—	—	—	—	—	—
Dr Sharron Gargosky	—	200,000	—	—	200,000	—	200,000
Mr Marc Voigt	—	—	—	—	—	—	—

	54,464,285	2,200,000	21,464,285	—	35,200,000	34,000,000	1,200,000

30 June 2011	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	—	10,000,000		—	10,000,000	10,000,000	—
Mr Ata Gokyildirim	9,964,285	—	—	—	9,964,285	9,964,285	—
Mr Albert Wong	400,000	7,500,000	(400,000)	—	7,500,000	7,500,000	—
Mr Martin Rogers	12,345,238	10,000,000	—	—	22,345,238	22,345,238	—
Dr Richard Hammel	7,619,047	5,000,000	—	—	12,619,047	12,619,047	—
Mr Matt Lehman	100,000	—	(100,000)	—	—	—	—
Dr Neil Frazer	—	2,000,000	—	—	2,000,000	1,000,000	1,000,000

	30,428,570	34,500,000	(500,000)	—	64,428,570	64,428,570	1,000,000

30 June 2010	Balance at start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at end of the year
Options over ordinary shares
Mr Ata Gokyildirim	18,000,000	13,500,000	(13,500,000)	(8,035,715)	9,964,285
Mr. Albert Wong	—	—	—	400,000	400,000
Dr Richard Hammel	10,000,000	5,000,000	(5,000,000)	(2,380,953)	(7,619,047)
Mr. Martin Rogers	18,000,000	20,000,000	(20,000,000)	(5,654,762)	12,345,238
Mr. Matt Lehman	—	100,000	—	—	100,000

	46,000,000	38,600,000	(38,500,000)	(15,671,430)	64,428,570

NOTE 24. REMUNERATION OF AUDITORS

During the financial year the following fees were paid or payable for services provided by MDHC Audit Assurance Pty Ltd in relation to the audit and other services for the year-end 2011 and for PricewaterhouseCoopers Australia in relation to the audit for the year-end 2012.

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
PricewaterhouseCoopers Australia
Audit or review of the financial report	140,000	—	—
Other consulting	11,345	—	—

	151,345	—	—
Non-PricewaterhouseCoopers audit firm
Audit or review of the financial report	74,646	45,000	42,500
Preparation of the tax return and other consulting	19,739	148,346	24,147

Total remuneration of non-PWC audit firm	94,385	193,346	66,647

	245,730	193,346	66,647

NOTE 25. CONTIGENT LIABILITIES

In March 2004, Cancer Vac (a wholly owned subsidiary of Prima BioMed Ltd) entered into an agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding mucin peptide patents. These mucin peptide patents are owned by Imperial Cancer Research Technology Limited, an English Company, and were licensed to Biomira. As part consideration for the agreement, Biomira became a shareholder of Cancer Vac. The original agreement was subsequently amended on several occasions. While the agreements could be interpreted that we would incur milestone and royalty obligations based on Cvac development and commercialization, we do not believe that Prima has any ongoing obligations to Oncotheryon under these agreements. The ICRT mucin peptide patents are expired in all countries except Canada and the United States. The ICRT patents expire in Canada and 2014 and there is very little likelihood Cvac would be if commercialized in Canada prior to 2014. However, Cvac may infringe the mucin peptide patents in commercialized in the United States prior to 24 April 2018. We may be prevented by Oncothyreon, Inc. from commercializing Cvac in the US prior to that date, or we may be required to obtain a license at considerable costs, if at all, from Oncothyreon Inc. if we attempt to commercialize Cvac in the US prior to that date.

There were no other material contingent liabilities in existence at 30 June 2012 and 30 June 2011.

NOTE 26. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2012 and 30 June 2011.

NOTE 27. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 28.

Key management personnel

Disclosures relating to key management personnel are set out in note 23.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 28. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	30 June 2012%	30 June 2011%	30 June 2010%
Arthron Pty Ltd	Australia	100.00	100.00	99.99
Cancer Vac Pty Ltd	Australia	100.00	100.00	100.00
Oncomab Pty Ltd	Australia	100.00	100.00	100.00
Panvax Pty Ltd	Australia	100.00	100.00	100.00
Prima BioMed USA Inc	United States of America	100.00	100.00	100.00
Prima BioMed Europe Ltd	United Kingdom	100.00	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00	—
Prima BioMed GmbH	Germany	100.00	100.00	—
Prima Biomed AUSTRALIA Pty Ltd	Australia	100.00	—	—
Prima Biomed IP Pty Ltd	Australia	100.00	—	—

Acquisition of subsidiaries

In October 2009, Prima BioMed Europe Limited, a 100 % owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. The initial issued capital was 1 share of 1 British pound, which remains unchanged. This subsidiary is inactive.

In April 2010, Prima BioMed USA Inc, a 100 % owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. The initial issued capital was 1,500 shares of no par value, which remains unchanged.

In May 2011, Prima BioMed GmbH, a 100 % owned subsidiary of Prima BioMed Ltd, was incorporated in Germany. The initial issued capital was 25,000 shares of 1 Euro per share, which remains unchanged.

Also in May 2011, Prima BioMed Middle East FZLLC, a 100 % owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. The initial issued capital was 300 shares of 1,000 Dirhams per share, which remains unchanged.

The Middle East and German subsidiaries were established to allow Prima to conduct commercial and clinical operations in Europe, the United States, and the UAE.

NOTE 29. EVENTS OCCURRING AFTER THE REPORTING DATE

No other matter or circumstance has arisen since 30 June 2012 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 30. RESTATEMENT OF STATEMENT OF CASH FLOWS

Correction of prior period error

In July 2012, it was noted that the amounts disclosed in the 30 June 2011 statement of cash flows in relation to proceeds from issue from shares, share issue transaction costs, interest received and payments to employees and suppliers were incorrectly calculated. There was no impact on earnings per share.

The error has been corrected by restating each of the affected cash flow items in the prior cash flow as follows:

	30 June 2011 A$	Increase/ Decrease A$	30 June 2011 A$ (Restated)
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)	(9,966,609)	(3,889,021)	(13,855,630)
Interest received	210,906	822,410	1,033,316

Net cash flows used in operating activities	(9,755,703)	(3,066,611)	(12,822,314)

Cash flows related to investing activities
Payments for plant and equipment	(44,751)	(67)	(44,818)

Net cash flows used in investing activities	(44,751)	(67)	(44,818)

Cash flows related to financing activities
Proceeds from issue of shares	48,602,601	1,053,222	49,655,823
Proceeds from borrowings	5,411,750	—	5,411,750
Share issue transaction costs	(3,933,687)	2,013,456	(1,920,231)

Net cash flows provided by financing activities	50,080,664	3,066,678	53,147,342

Net increase in cash and cash equivalents	40,280,210	—	40,280,210
Cash and cash equivalents at the beginning of the year	5,638,342	—	5,638,342

Cash and cash equivalents at the end of the year	45,918,552	—	45,918,552

NOTE 31. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Loss after income tax expense for the year	(19,940,960)	(21,081,167)	(17,960,587)
Adjustments for:
Depreciation and amortisation	377,299	64,220	53,039
Net fair value loss on available-for-sale financial assets	—	555,107	—
Add back doubtful debts	—	—	10,832
Add back share based payments[1]	303,412	7,515,322	3,256,988
Add back finance costs on convertible loans	—	—	6,946,628
Add back loss on disposal of assets	64,679	—	4,232
Unrealised gain on exchange through the profit and loss	(116,473)	—	—
Unrealised loss on financial liability at fair value through the profit and loss	—	—	528,846
Change in operating assets and liabilities
Decrease/(increase) in trade and other receivables	(244,485)	40,995	279,578
Decrease/(increase) in inventories	22,620	(214,346)	—
Increase in other operating assets	(1,499,729)	(30,071)	(786,542)
Increase in trade and other payables	369,371	972,121	1,182,377
Increase in employee benefits	55,153	42,187	887
Increase/(decrease) in other operating liabilities	1,488,744	(686,682)	22,042

Net cash used in operating activities	(19,120,369)	(12,822,314)	(6,461,680)

[1]-	The amount in relation to share based payments and other non cash payments for 30 June 2011 was restated. The amount of the restatement was $3,066,611.

For details in relation to the restatement of the consolidated statement of cash flows refer note 30.

NOTE 32. EARNINGS PER SHARE

	Consolidated
	30 June 2012 A$	30 June 2011 A$	30 June 2010 A$
Loss after income tax	(19,940,960)	(21,081,167)	(17,960,587)
Non-controlling interest	—	70	267

Loss after income tax attributable to the owners of Prima BioMed Ltd	(19,940,960)	(21,081,097)	(17,960,320)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	1,037,618,752	563,696,560	499,567,326

Weighted average number of ordinary shares used in calculating diluted earnings per share	1,037,618,752	563,696,560	499,567,326

	Cents	Cents	Cents

Basic earnings per share	(1.920)	(3.740)	(3.600)
Diluted earnings per share	(1.920)	(3.740)	(3.600)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Listed options	—	84,491,303
Unlisted options	44,519,149	43,819,149

NOTE 33. SHARE-BASED PAYMENTS

((a) Global Employee Share Option Plan (GESOP)

The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the company’s shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.

Set out below are summaries of options granted under the GESOP:

2012 Grant Date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	—	100,000	—	—	100,000	—
3 January 2012	3 January 2015	0.233	—	100,000	—	—	100,000	—

Total			—	200,000	—	—	200,000	—

Weighted average exercised price		0.256		0.256			0.256

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2012 was $0.256 (2011 – not applicable). The weighted average remaining contractual life of share options outstanding at the end of the period was 2.5 years.

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2012 was $0.08 cents per option (2011 – not applicable). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2012 included:

•	Vested options are exercisable for a period of 24 months after vesting

•	exercise price: $0.279 and $0.233 (2011 – $0.10 and $0.20)

•	grant date: 3 November 2011 and 3 January 2012 (2011 – 6 December 2010)

•	expiry date: 3 November 2014 and 3 January 2015 (2011 – 6 December 2013 and 2014)

•	share price at grant date: $0.17 and $0.16 (2011 – $0.10)

•	expected price volatility of the company’s shares: 96% and 97% (2011 – 72%)

•	expected dividend yield: nil% (2011 – nil%)

•	risk-free interest rate: 3.79% and 3.29% (2011 – 5.19%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

(b) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option.

Set out below are summaries of options granted under the ESOP:

2012 Grant Date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
26 August 2011	26 August 2014	0.10	—	2,000,000	1,500,000	—	500,000	500,000

Total			—	2,000,000	1,500,000	—	500,000	500,000

Weighted average exercised price		0.10		0.10	0.10		0.10	0.10

2011 Grant Date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 May 2010	1 February 2011	0.10	100,000	—	100,000	—	—	—

Total			100,000	—	100,000	—	—	—

Weighted average exercised price		0.10	0.10		0.10

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2012 was $0.10 (2011 – $0.10). On the remaining contractual life of share options outstanding at the end of the period was 2 years.

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2012 was $0.127 cents per option (2011 – not applicable). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2012 included:

•	Vested options are exercisable for a period of 36 months after vesting

•	exercise price: $0.10 (2011 – $0.10 and $0.20)

•	grant date: 26 August 2011 (2011 – 6 December 2010)

•	expiry date: 26 August 2014 (2011 – 6 December 2013 and 2014)

•	share price at grant date: $0.175 (2011 – $0.10)

•	expected price volatility of the company’s shares: 97% (2011 – 72%)

•	expected dividend yield: nil% (2011 – nil%)

•	risk-free interest rate: 3.97% (2011 – 5.19%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

c) Options issued to directors with shareholders approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2011 Grant Date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
6 December 2010	6 December 2013	0.20	—	32,500,000	—	—	32,500,000	32,500,000
6 December 2010	6 December 2014	0.10	—	2,000,000	—	—	2,000,000	2,000,000

Total			—	34,500,000	—	—	34,500,000	34,500,000

Weighted average exercised price		0.194		0.194			0.194	0.194

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2012 was $0.20 and $0.10 (2011 – $0.20 and $0.10). The remaining contractual life of share options outstanding at the end of the period was 2 years and 2.5 years.

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2012 was $nil cents per option (2011 – $0.0324). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2012 included:

•	Vested options are exercisable for a period of 36 months after vesting

•	exercise price: $nil (2011 – $0.10 and $0.20)

•	grant date: nil (2011 – 6 December 2010)

•	expiry date: nil (2011 – 6 December 2013 and 2014)

•	share price at grant date: $nil (2011 – $0.10)

•	expected price volatility of the company’s shares: nil% (2011 – 72%)

•	expected dividend yield: nil% (2011 – nil%)

•	risk-free interest rate: nil% (2011 – 5.19%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

(b) Expenses arising from option-based payment transactions

Total expenses arising from option-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	30 June 2012 A$	30 June 2011 A$
Options issued under employee option plan	303,412	1,307,814

NOTE 34. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2012 A$	30 June 2011 A$ (Restated)	30 June 2010 A$
Loss after income tax	(33,498,877)	(19,793,311)	(10,875,565)
Total comprehensive income	(33,498,877)	(19,793,311)	(10,875,565)

Statement of financial position

	Parent
	30 June 2012 A$	30 June 2011 A$ (Restated)
Total current assets[1]	38,194,528	56,650,659
Total current liabilities[1]	1,857,978	1,959,993

Total liabilities	1,868,306	1,964,433

Equity
— Contributed equity	136,712,527	134,895,001
— Reserves	299,412	—
— Accumulated losses[1]	(100,670,621)	(67,171,744)

Total equity	36,341,318	67,723,257

1 – In the current year we restated parent entity information as at and for the year ended 30 June 2011 due to transposition errors in the prior period. There was no impact on the consolidated results of the group, including earnings per share. The impact of the restatement on the parent entity information for 30 June 2011 is as follows:

•	Loss after income tax – decrease of $407,051

•	Total current assets – decrease of $455

•	Total assets – increase of $652,559

•	Total current liabilities – increase of $463

•	Total liabilities – increase of $3,543

•	Accummulated losses – decrease of $653,044

•	Total equity – increase of $653,016

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 25 for details in relation to contingent liabilities as at 30 June 2012 and 30 June 2011.

Capital commitments—Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2012 and 30 June 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PRIMA BIOMED LTD

/s/ Matthew Lehman
By: Matthew Lehman Title: Chief Executive Officer

Date: October 3, 2012

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12
2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12
4.1	Convertible Loan Agreement between Prima BioMed and SpringTree Global Opportunities Fund, LP, dated July 20, 2009	20-F	001-35428	4.1	2/13/12
4.2	Amendment Deed between Prima BioMed and SpringTree Special Global Opportunities Fund, LP, dated January 10, 2011	20-F	001-35428	4.2	2/13/12
4.3^#	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011
4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12
4.5^#	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Forderungder angewandaten Forschung e.V., dated July 4, 2012
4.6*	License and Development Agreement among Prima BioMed, Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12
4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12
4.8*	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12
4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12
4.10+#	Prima BioMed Global Employee Share Option Plan
4.11+	Employment Agreement between Prima BioMed and Martin Rogers, effective January 1, 2011	20-F	001-35428	4.13	2/13/12
4.12+	Employment Agreement between Prima BioMed and Neil Frazer, effective March 1, 2010	20-F	001-35428	4.14	2/13/12
4.13+	Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective February 1, 2010	20-F	001-35428	4.15	2/13/12
4.14+#	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011
4.15+#	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012
4.16+	Employment Agreement between Prima BioMed and Ian Bangs, effective February 11, 2011	20-F	001-35428	4.18	2/13/12
12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934
16.1#	Letter regarding change in certifying accountant

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.

^	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instructions to Form 20-F, the certifications furnished in Exhibits 13.1 and 13.2 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporates it by reference.