Form 20-F/A
period 2012-06-30
Prima BioMed Ltd
filed 2012-12-03
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is filed solely to refile Exhibit 4.5 hereto.

PART III

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12
2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12
4.1	Convertible Loan Agreement between Prima BioMed and SpringTree Global Opportunities Fund, LP, dated July 20, 2009	20-F	001-35428	4.1	2/13/12
4.2	Amendment Deed between Prima BioMed and SpringTree Special Global Opportunities Fund, LP, dated January 10, 2011	20-F	001-35428	4.2	2/13/12
4.3^	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011	20-F	001-35428	4.3	10/3/12
4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12
4.5^#	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Forderungder angewandaten Forschung e.V., dated July 4, 2012
4.6*	License and Development Agreement among Prima BioMed, Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12
4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12
4.8*	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12
4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12
4.10+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12
4.11+	Employment Agreement between Prima BioMed and Martin Rogers, effective January 1, 2011	20-F	001-35428	4.13	2/13/12
4.12+	Employment Agreement between Prima BioMed and Neil Frazer, effective March 1, 2010	20-F	001-35428	4.14	2/13/12
4.13+	Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective February 1, 2010	20-F	001-35428	4.15	2/13/12
4.14+	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011	20-F	001-35428	4.14	10/3/12
4.15+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12
4.16+	Employment Agreement between Prima BioMed and Ian Bangs, effective February 11, 2011	20-F	001-35428	4.18	2/13/12

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934	20-F	001-35428	13.1	10/3/12
13.2	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934	20-F	001-35428	13.2	10/3/12
16.1	Letter regarding change in certifying accountant	20-F	001-35428	16.1	10/3/12

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
^	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instructions to Form 20-F, the certifications furnished in Exhibits 13.1 and 13.2 were deemed to accompany the Annual Report on Form 20-F and are not deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PRIMA BIOMED LTD

/s/ Matthew Lehman
By: Matthew Lehman Title: Chief Executive Officer

Date: December 3, 2012

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date
1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12
2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12
4.1	Convertible Loan Agreement between Prima BioMed and SpringTree Global Opportunities Fund, LP, dated July 20, 2009	20-F	001-35428	4.1	2/13/12
4.2	Amendment Deed between Prima BioMed and SpringTree Special Global Opportunities Fund, LP, dated January 10, 2011	20-F	001-35428	4.2	2/13/12
4.3^	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011	20-F	001-35428	4.3	10/3/12
4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12
4.5^#	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Forderungder angewandaten Forschung e.V., dated July 4, 2012
4.6*	License and Development Agreement among Prima BioMed, Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12
4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12
4.8*	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12
4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12
4.10+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12
4.11+	Employment Agreement between Prima BioMed and Martin Rogers, effective January 1, 2011	20-F	001-35428	4.13	2/13/12
4.12+	Employment Agreement between Prima BioMed and Neil Frazer, effective March 1, 2010	20-F	001-35428	4.14	2/13/12
4.13+	Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective February 1, 2010	20-F	001-35428	4.15	2/13/12
4.14+	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011	20-F	001-35428	4.14	10/3/12
4.15+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12
4.16+	Employment Agreement between Prima BioMed and Ian Bangs, effective February 11, 2011	20-F	001-35428	4.18	2/13/12
12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934	20-F	001-35428	13.1	10/3/12
13.2	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934	20-F	001-35428	13.2	10/3/12
16.1	Letter regarding change in certifying accountant	20-F	001-35428	16.1	10/3/12

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.

^	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instructions to Form 20-F, the certifications furnished in Exhibits 13.1 and 13.2 hereto were deemed to accompany the Annual Report on Form 20-F and are not deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference.