Form 20-F
period 2013-06-30
Prima BioMed Ltd
filed 2013-10-30
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

Matthew Lehman, Chief Executive Officer

Level 7, 151 Macquarie Street, Sydney, 2000 New South Wales, Australia

Phone +61 (0)2 9276 1224 Fax:+61 (0)2 9276 1284

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Stock Market LLC (American Depositary Shares representing Ordinary Shares)

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

The number of ordinary shares, as of June 30, 2013 1,066,063,388

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

ii

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with the U.S. Securities Exchange Commission that was declared effective on April 12, 2012 and our American Depositary Shares, or ADSs, were listed on the NASDAQ Global Market under the symbol “PBMD” on April 16, 2012. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs, each of which represents 30 of our ordinary shares. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Prima BioMed”, “Prima Biomed”, “Prima” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

CVac is our trademark. Any other trademarks and trade names appearing in this Annual Report on Form 20-F are owned by their respective holders.

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, all references to “euro”, “€” or “EUR” are to the currency of certain states of the European Union, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

The following selected consolidated financial data as of June 30, 2013 and 2012 and for the fiscal years ended June 30, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2011, 2010, and 2009 and for the fiscal years ended June 30, 2010 and 2009 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2013	2012	2011	2010	2009
	(in A$, except share amounts)
Other income	4,005,394	4,202,567	1,066,196	523,734	29,112
Depreciation & amortization	(254,024)	(377,299)	(64,287)	(53,039)	(49,418)
Research & development and intellectual property	(14,005,259)	(15,118,816)	(9,531,163)	(5,124,522)	(613,892)
Corporate administrative expenses	(4,851,195)	(5,977,619)	(5,600,988)	(5,816,006)	(1,571,843)
Loss on foreign exchange	—	(1,181,049)	—	—	—
Finance expenses	—	—	(6,395,818)	(6,946,628)	(148,875)
Impairment of assets	—	—	(555,107)	—	(471,464)
Changes in fair value of derivative financial instruments	(33,714)	(1,488,744)	—	—	—
Net loss on financial liabilities at fair value through profit or loss	—	—	—	(528,846)	(115,385)
Other expenses	—	—	—	(15,280)	(4,677)
Income tax expense	(86,873)	—	—	—	—

Net loss	(15,225,671)	(19,940,960)	(21,081,167)	(17,960,587)	(2,946,442)

Loss per share – basic and diluted	(0.0142)	(0.0192)	(0.0374)	(0.0360)	(0.0090)

Weighted average number of ordinary shares outstanding – basic and diluted	1,075,381,168	1,037,618,752	563,696,560	499,567,326	326,869,863

Consolidated Balance Sheet Data:

	As of June 30,
	2013	2012	2011	2010	2009
	(in A$)
Cash and cash equivalents	22,023,143	16,991,716	45,918,552	5,638,342	939,561
Working capital	28,248,167	36,458,512	54,525,711	14,369,705	696,327
Total assets	32,814,298	41,612,671	57,640,661	18,050,291	2,489,620
Long-term debt	—	—	—	—	—
Total shareholders’ equity	29,248,418	37,157,871	55,099,130	15,839,939	1,812,522

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the historical daily exchange rates of the Australian dollar by the Reserve Bank of Australia (RBA).

Exchange rate as of June 30, 2013: A$1.00 is US$0.9275

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8820	0.9405	0.7723
2011	1.0670	0.9870	1.0958	0.8323
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202

Month	High	Low
	US$	US$
July 2012	1.0526	1.0163
August 2012	1.0593	1.0301
September 2012	1.0579	1.0205
October 2012	1.0386	1.0161
November 2012	1.0486	1.0326
December 2012	1.0550	1.0357
January 2013	1.0583	1.0394
February 2013	1.0428	1.0214
March 2013	1.0466	1.0124
April 2013	1.0553	1.0236
May 2013	1.0367	0.9539
June 2013	0.9733	0.9202
July 2013	0.9295	0.9037
August 2013	0.9216	0.8909
September 2013	0.9496	0.8969

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

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability. As of June 30, 2013, we had an accumulated deficit of A$115 million. At this point we do not have any products that generate revenue. We will continue to incur losses from operations and we expect the costs of drug development to increase over the next years as more patients are recruited to our trials and potential commercialization draws near. In particular, we will continue to incur significant losses in carrying out clinical trials of CVac necessary for regulatory approval. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable. Our current or any future product candidates may not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to be profitable.

If we fail to become and remain profitable, or if we are unable to fund our continuing losses, our business will be harmed and the holders of our ordinary shares and ADSs could lose all or part of their investment. There is a substantial risk that we may not be able to complete the development of our current product candidate CVac. We will rely on CVac to generate revenues for us in the future. It is possible that CVac will not be successfully commercialized, which would prevent us from ever achieving profitability.

We will require additional financing in the future to sufficiently fund our operations and research.

We have been incurring losses and will continue to do so as we expand our drug development program. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of clinical trials; the cost, timing and outcome of submissions for regulatory approval; the commercial potential of our product candidate; our ability to increase manufacturing capabilities; and the status and timing of competitive developments.

We anticipate that as the trials for CVac progress and its associated costs increase we will require additional funds to achieve our long-term goals of commercialization. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase manufacturing capacity, develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including our research and development activities, which would harm our business, financial condition and results of operations.

Ongoing and future clinical trials of our product candidate may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

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

If we do not obtain the necessary regulatory approvals we will be unable to commercialize our pharmaceutical product candidate. Even if we receive regulatory approval for CVac, profitability will depend on our ability to generate revenue from the sales or the licensing of our technology.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. These regulations vary in important and meaningful ways from country to country. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application, or BLA, or equivalents in other jurisdictions, regulatory approval is never guaranteed. The U.S. Food and Drug Administration, or FDA, and other regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere, exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve of our third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

CVac is currently undergoing clinical trials, however, successful results in the trial and in the subsequent application for marketing approval are not guaranteed. If we are unable to obtain regulatory approvals we will not be able to generate revenue from CVac or our other product candidates. Even if we receive regulatory approval, our profitability will depend on our ability to generate revenues from the sale of CVac or the licensing of our technology that will offset the significant and continuing expenditure required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and product candidate successfully.

Even if our product candidate receives regulatory approval, we may still face development and regulatory difficulties that may delay or impair future sales of our product candidate and we would be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our product candidate.

If we receive regulatory approval to sell CVac, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. If we discover previously unknown problems with a product or our manufacturing facilities or the manufacturing facilities of a contract manufacturer, a regulatory agency may impose restrictions on that product, on us or on our third-party contract manufacturers, including requiring us to withdraw the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

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

Any of the foregoing could harm the commercialization of our product candidate and our results and operations may be harmed. Likewise, any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize our product. In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our product. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product candidate and our business could suffer.

We have limited manufacturing experience with our product candidate. Delays in manufacturing sufficient quantities of materials may negatively impact our business and operations.

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

We are a small company, with few internal staff and no capital facilities. As of June 30, 2013 we only had 30 employees. We rely on a variety of contractors to manufacture our products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have obtained key man insurance for our chief executive officer. Our previous chief medical officer stood down from his position on June 30, 2013 but remains a consultant with us until December 31, 2013. Consulting physicians have already been providing oversight of our ongoing clinical trial and development programs and we do not anticipate any interruptions in our ongoing clinical development as a result of this transition.

We are not aware that any other member of our senior management or key scientific personnel is contemplating ending their relationship with Prima BioMed. Competition among biotechnology and pharmaceutical companies for qualified employees is intense and we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange has ranged from as low as A$0.06 to a high of A$0.32. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2013, our ordinary shares traded on the ASX from low of A$0.06 to a high of A$.020 per share. Under ASX listing rules our shares may not trade below A$0.001 per share. The low trading price of our ordinary shares may adversely affect the willingness of investors to hold our ADSs.

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

The requirements of being a public company may strain our resources and divert management’s attention and if we are unable to maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

As a publicly-traded company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file certain reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with the current fiscal year ending on June 30, 2013, we must perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have in prior fiscal years identified material weaknesses that required remediation. If we identify material weaknesses in future periods or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be restated, we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. Our expenses will be denominated in Australian dollars, U.S. dollars and European euro. In the last two years, the Australian dollar has, as a general trend, appreciated against the U.S. dollar and European euro. We conduct clinical trials in many different countries and we have manufacturing of some of our product candidates undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2013, we made foreign exchange gains as a result of currency fluctuations of A$1.4 million.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. As a foreign private issuer that has elected to follow a home country practice instead of NASDAQ requirements, we have submitted to NASDAQ a written statement from our independent counsel certifying that our practices are not prohibited by Australian laws. In addition, a foreign private issuer must disclose in its Annual Reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees – C. Board Practices” for further information.

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

A. History and Development of the Company

BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. The key product candidate in development is CVac™, an autologous dendritic cell based product in clinical trials for late stage epithelial ovarian cancer patients in complete remission.

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

Fiscal 2011

In January 2011, it was agreed to terminate a convertible loan financing facility named SpringTree which was established in July 2009 and in March 2011 the facility was terminated. In May 2011, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the UAE.

During May and June 2011, we raised over A$41 million by way of a private placement and security purchase plan with eligible shareholders.

Fiscal 2012

In August 2011, the Saxony Development Bank of the German State of Saxony, or SAB, awarded a grant of EUR 4.1 million to support clinical trials of CVac in Europe. Part of this grant is paid directly to Prima BioMed GmbH as reimbursement for eligible development costs. The majority of the grant is paid to the Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., or Fraunhofer Institute, as reimbursement for CVac manufacturing costs to support clinical trials in Europe. The amounts paid to the Fraunhofer Institute reduce the costs incurred by Prima BioMed for manufacturing CVac in Europe. In the event the SAB does not reimburse the Fraunhofer Institute for their eligible manufacturing costs, Prima BioMed GmbH is obligated to pay the Fraunhofer for contract manufacturing costs.

In September 2011, we were included in the Standard & Poor’s S&P/ASX 300 Index for the first time, as part of Standard & Poor’s September 2011 quarterly review.

In October 2011, we announced the formal launch of a partnership with The City Hospital in Dubai Healthcare City to make CVac commercially available in the Middle East region. In October of 2011, we also announced the launch of another partnership with The City Hospital for a therapeutic apheresis service.

In February 2012, we enrolled the first patient in CANVAS (CANcer VAccine Study) a double blind placebo controlled Phase II/III study of CVac as maintenance treatment of epithelial ovarian cancer patients in remission.

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

In June 2012, we announced that we would list our ADRs on the Entry Standard of the Frankfurt Stock Exchange as of June 5, 2012.

In June 2012, we announced that we had terminated our preclinical development for the Cripto-1 antibody program.

In June 2012, we announced that we will be winding down our business activities in Dubai due to regulatory delays and logistical challenges that would make it difficult to treat patients and achieve profitability in a reasonable amount of time.

Fiscal 2013

In October 2012, we announced positive trends in the interim data from the CAN-003 phase 2 clinical trial of CVac to treat epithelial ovarian cancer patients in remission after first-line or second line therapy.

In February 2013, we received A$1.4 million in cash rebate from the Australian federal government’s R&D tax incentive program. The cash rebate was provided essentially for expenditure incurred on eligible Australian R&D activities conducted foremost on CVac clinical trials and manufacturing during the 2011/12 financial year. Additionally, we have received A$206,605 from the Saxony Development Bank as a reimbursement for CVac clinical trial costs incurred in Europe.

In February 2013, we announced that we had commenced recruitment of patients into the CANVAS (CANcer VAccine Study) trial in Europe.

In March 2013, the SAB, approved a grant of up to EUR 3.8 million to support phase 2 clinical trials of CVac in up to three new cancer indications as well as several manufacturing optimization programs. The majority of the grant is paid to the Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., or Fraunhofer Institute, as reimbursement for CVac manufacturing costs to support clinical trials in Europe.

As of June 30, 2013 we raised A$7.7 million from our Shareholder Purchase Plan, an Option Entitlement Offer, and from a private placement to sophisticated investors of our Share Purchase Plan shortfall. After the end of fiscal year 2013, in July and August 2013, we raised a further A$6.8 million from sophisticated investors who participated in additional Share Purchase Plan shortfall placements, resulting in total funds raised from these capital raisings of A$14.6 million. These funds, in addition to co-funding from the SAB, will help us to continue with our clinical and manufacturing development plans.

In September 2013, we announced top-line results of our CAN-003 phase 2 trial of CVac for the treatment of epithelial ovarian cancer patients in remission after first or second line treatment. Results indicate that CVac was well tolerated by patients, with no Serious Adverse Events related to CVac treatment. The majority of non-Serious Adverse Events were considered mild and transient in nature. While there was expected biological variability, trial data indicate that CVac induced a T cell response specific to mucin 1. This is considered to be a positive signal of the immune activity of CVac. Increasing T cell activity that is specific to mucin 1 may be beneficial to ovarian cancer patients. The estimate of median progression-free survival resulted in no observed difference between the CVac treated patients and the control arm on the CAN-003 study.

As of the time of CAN-003 top-line analysis, it was considered too early to make conclusions about CVac’s effect on overall survival. As of the date of analysis, eight study patients were confirmed to be deceased. We anticipate, based on projecting current trends, that the overall survival data would be interpretable by approximately the end of calendar year 2014.

Because the phase 2/3 CANVAS trial was designed to evaluate progression-free survival as the primary endpoint, we suspended enrolment of new patients on to that trial. Prima is currently reviewing the most appropriate endpoints to evaluate the clinical efficacy of CVac and will be updating its clinical development plan accordingly.

B. Business Overview

Background

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. The key product candidate in development is CVac™, an autologous dendritic cell based product in clinical trials for late stage epithelial ovarian cancer patients in complete remission. As we announced in this past fiscal year, we are exploring the potential of CVac in additional cancer types.

Operations Summary

Prima BioMed has small administrative offices in Sydney, Australia; Redwood City, California and Berlin, Germany. We have a facility in Leipzig, Germany for management of our supply chain and logistics. Our contract manufacturing facilities for production of CVac are located in Melbourne, Australia; Mountain View, California; and Leipzig, Germany.

As of June 30, 2013, we employed 30 people. Our internal staff manages finances, business development, intellectual property, CVac product development and manufacturing, and CVac clinical development. We make extensive use of outside contractors and consultants to help manage manufacturing and clinical trials.

CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission

Prima’s lead program is the treatment of epithelial ovarian cancer patients who are in complete remission after surgery and chemotherapy. This area represents a significant medical need due to the high relapse rates and high morbidity associated with the disease. Prima has obtained orphan indication designation in both the United States and Europe, which confers advantages to the Company such as reduced regulatory fees and market exclusivity after product approval.

For an indication of maintenance treatment of epithelial ovarian cancer after achieving complete remission after standard first-line surgery and chemotherapy, we estimate a potential market for CVac of approximately 33,300 new patients per annum in the “major markets” of the United States, Australia, Japan, United Kingdom, Germany, France, Italy, and Spain, as well as significant additional opportunities in other global markets. The use of CVac in other ovarian cancer settings and the use of CVac in additional cancer indications would substantially increase the total market size for CVac.

CAN-003 Phase 2 Study

In October and November 2012, we reported positive interim data from our ongoing phase 2 trial of CVac as maintenance treatment of epithelial ovarian cancer (the CAN-003 study). Data suggest that CVac has minimal side effects and none of the toxicity one would expect with more traditional cancer therapies. We saw encouraging trends of increasing progression-free survival for patients receiving CVac versus the control group. The immune monitoring completed for the first cohort of seven patients tested, we also saw that CVac induces a killer T cell response that is specific to mucin 1 (this is the antigen target on the cancer cells).

In September 2013, we announced top-line results of our CAN-003 trial. Results indicate that CVac was well tolerated by patients, with no Serious Adverse Events related to CVac treatment. The majority of non-Serious Adverse Events were considered mild and transient in nature. While there was expected biological variability, trial data indicate that CVac induced a T cell response specific to mucin 1. This is considered to be a positive signal of the immune activity of CVac. Increasing T cell activity that is specific to mucin 1 may be beneficial to ovarian cancer patients. The estimate of median progression-free survival resulted in no observed difference between the CVac treated patients and the control arm on the CAN-003 study.

As of the time of CAN-003 top-line analysis, it was considered too early to make conclusions about CVac’s effect on overall survival. As of the date of analysis, eight study patients were confirmed to be deceased. We anticipate, based on projecting current trends, that the overall survival data would be interpretable by approximately the end of calendar year 2014.

CAN-004 Phase 2/3 Study (“CANVAS”)

Because the phase 2/3 CANVAS trial was designed to evaluate progression-free survival as the primary endpoint, we suspended enrollment of new patients on to that trial. Prima is currently reviewing the most appropriate endpoints to evaluate the clinical efficacy of CVac and will be updating its clinical development plan accordingly.

As of the time we suspended enrollment of new patients onto the CANVAS trial, 113 patients had been screened at 34 sites in seven countries. Of those patients, 76 patients had met all study criteria, had been randomized, and are in various stages of their first-line treatment. According to the trial design, patients should complete first-line therapy and achieve complete remission prior to entering the dosing stage of the trial. Thirteen patients have completed their first-line therapy and moved on to the dosing part of the CANVAS trial.

Personalized Immunocellular Therapeutics

To successfully produce and develop a personalized immunocellular therapeutic such as CVac, we have made significant investments in the technology and manufacturing processes that underpin our business. During fiscal 2013, we continued our efforts to optimize the four key aspects of our operational platform: (1) supply and logistics management, (2) product processing, (3) product formulation and stability, and (4) quality control. We are also conducting a number of additional optimization testing programs to continuously improve and maintain our leadership in this space. These tests include transport and packaging optimization, evaluation of different cell collection systems, evaluation of different culture media conditions, optimization of wash and concentration processes, optimization of formulation and filling processes, optimization of finished packaging, validation of quality control analytical methods for CVac, and in vivo dendritic cell tracking studies.

A significant part of the costs of these optimization testing programs have been co-funded by collaboration partners, most importantly the SAB and the Peter MacCallum Cancer Center in Melbourne, Australia.

Strategic Focus

As of June 30, 2013, we will no longer continue funding early stage research into the use of super critical fluid technology for its application to reformulate oral vaccines. While the concept holds promise, the research remains too early to have any practical applications that fit into our core business strategy. We remain focused on the successful clinical development of CVac as a potential treatment for ovarian cancer and exploring the potential clinical uses for CVac with our exploratory trials in other cancer types.

Intellectual Property

CVac is protected in the major markets and a number of other countries by two patent families licensed from the Burnet Institute in Melbourne, Australia, including composition of matter patents on mucin-mannan conjugates and method of composition patents of producing dendritic cells treated with M-FP. Please see the section titled “Material Contracts Related to Intellectual Property and Commercialization.”

In addition, CVac’s designation as an orphan product in ovarian cancer indications in the United States and Europe will give us market exclusivity for 7 and 10 years, respectively, in those regions.

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

While we have applied and will continue to file for protection as appropriate for our therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by the company, or licensed to us, will be approved, or that Prima BioMed will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. Prima BioMed cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

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

CVac is a registered trademark in Australia, the United States, Europe, New Zealand, China, and the UAE.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2013) and a brief description of their respective inventions.

Patent Family	Title	Status	Expires
Family 1
Mannan fusion	Composition of matter patent—Mucin-Mannan conjugates, antigen carbohydrate compounds, or mucin-1 derived antigens and their use in immunotherapy.	Granted in Australia, Canada, Japan, USA (x3), UK, Italy, France, Germany, Ireland.	2014

Family 3
Ex vivo cell therapy	Method of producing dendritic cells pulsed with MFP (family 1).	Granted in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Ireland, Japan (x2), Luxemburg, Spain, Sweden, Switzerland, Netherlands, Canada, and UK. Application is pending in the USA.	2018

Following an extensive review of our entire licensed portfolio of patents and trademarks with our patent attorney in 2011, it was determined that Family 2 and 4 patents were non- core to the commercialisation of CVac.

Material Contracts Related to Intellectual Property and Commercialization

Biomira License Agreement

In March 2004, Cancer Vac Pty Ltd (a wholly owned subsidiary of Prima BioMed Ltd) had entered into a Licence and Development Agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding a license under mucin 1 peptide patents. These mucin 1 peptide patents are owned by the Imperial Cancer Research Technology (ICRT) Limited, an English Research Organisation, and were exclusively licensed to Biomira. As part consideration for the Agreement, Biomira became a shareholder of Cancer Vac Pty Ltd and milestones and royalties as per the Licence Development Agreement were agreed. The original Agreement was subsequently amended on several occasions.

In October 2013, the Biomira License Agreement was terminated. As of the termination date, we have no obligations to Oncothyreon Inc.

ARI License Agreement

In May 2001, a Technology License Agreement between the Burnet Institute (the Austin Research Institute at that time) and its wholly-owned subsidiary Ilexus Pty Ltd and Prima BioMed and Cancer Vac Pty Ltd. was executed. A number of Variations and Novations have occurred with the most significant changes made in August 2005. The 2005 Variation provides Cancer Vac (subsequently Novated to Prima Biomed Ltd in April 2012) with a Research and Development Licence and a Commercialisation Licence that provide the exclusive worldwide right to conduct research and development and to commercialize the background technology in the field of cancer. Improvements to the background technology and research results arising from Prima BioMed’s own development programs are owned by Prima BioMed. The term is for the duration of the patents/patent applications and includes the right to sublicense, sell the assets or merge the company.

The Burnet Institute is entitled to receive a single digit royalty on any income received by Prima Biomed through the commercialization of the background technology, or research results and background technology improvements that arose out of a specific Research and Development Program agreed in 2005 while the patents remain in force. In the event that there is a trade sale of the technology, the Burnet will be entitled to a single digit percentage of the consideration. Unless terminated earlier, this agreement will continue in force for the duration of the patents/patent applications. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

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

CVac Manufacturing

The manufacture of CVac is conducted on a patient by patient basis. It is currently necessary to establish region-specific centralized manufacturing to ensure product can be transported within acceptable time frames between the patient and the manufacturing sites. There is a critical operational window for the delivery of mononuclear cells to a manufacturing site of less than 24 hours. Since the process must be performed for each individual patient, it is not possible to mass produce and stockpile the product in one location. It is a core requirement to have sufficient facilities, materials and staff available regionally to provide each patient product. For clinical trials of CVac, we have contracts with Cell Therapies Pty Ltd in Australia, Fraunhofer Institute for Cell Therapy and Immunology in Germany, and Progenitor Cell Therapy LLC in the United States. We have entered into manufacturing contracts with each of these parties. As of the date of this filing, we are in the process of renegotiating the terms of our manufacturing contracts to reflect a suspension of CANVAS recruitment and potential changes to the CVac development plan. Currently, the manufacturing arrangements are as described below.

Cell Therapies Pty Ltd

In October 2009, Cancer Vac entered into a Manufacture Agreement with Cell Therapies Pty Ltd to assume manufacturing responsibility for CVac for clinical trials in Australia. Prima BioMed entered into a Master Services Agreement, or MSA, with Cell Therapies Pty Ltd in April 2011 to supersede the previous agreement. This MSA governs the terms under which Cell Therapies will manufacture CVac for ongoing clinical trials in Australia and provide other consulting services. We have agreed to pay Cell Therapies approximately A$77,985 per calendar month (excluding tax) as well as additional fees for consulting on an hourly rate basis. Under this arrangement we expect that we can reasonably meet our manufacturing needs for CVac on a month to month basis as new patients enter clinical trials.

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

Progenitor Cell Therapy LLC

In May 2009, Prima BioMed entered into a Services Agreement with Progenitor Cell Therapy, LLC. Under this agreement, Progenitor Cell Therapy will provide manufacture and related services in support of CVac clinical trials in the United States. Prima BioMed is required to make monthly payments to Progenitor Cell Therapy for the services, the amount of which varies from stage to stage of the project but has been approximately US$100,000 per month and approximately US$ 70,000 from April 2013 on. We also reimburse, on a costs plus basis, certain costs for materials and reagents purchased by Progenitor Cell Therapy. We currently renew this agreement on a month to month basis. We are also in the process of negotiating a longer term services contract; it is likely that the monthly costs for CVac manufacture will increase as more patients enter clinical trials. We believe that Progenitor Cell Therapies has sufficient know how and capacity to meet the needs for CVac manufacture for our U.S. clinical trials.

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

C. Organizational Structure

Our research and development activities were initially conducted via four of our wholly owned Australian subsidiaries but as these activities had ceased since July 2010 we deregistered three of these subsidiaries. Oncomab Pty Ltd, Panvax Pty Ltd and Arthron Pty Ltd were deregistered on July 31, 2013. Cancer Vac Pty Ltd remains registered.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd was incorporated in the United Kingdom. In April 2010, Prima BioMed USA Inc., a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. In September 2010, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE. However, Prima BioMed Europe Limited was dissolved in June 2012 and Prima BioMed Middle East FZLLC is in the process of being dissolved. In November 2011, Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia, and—in November 2011, Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia.

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment placed at our contract manufacturers’ facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Background

Prima BioMed Ltd is an Australian biotechnology company committed to the development of personalized immunocellular therapeutics for the treatment of cancer. For a description of the milestones that we have achieved since inception and through June 2013, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

We are a development stage enterprise at an early stage in the development of our product candidate. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, grants and interest income. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

Critical Accounting Policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

Income taxes

The group has not recognized deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The income tax expense in financial 2013 arises in Prima BioMed USA, Inc as a result of the transfer pricing arrangement it has with Prima BioMed Ltd.

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

Research and Development

We have expensed all internal research and development expenditures incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered certain. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38).

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

Convertible Loan Agreement

In fiscal 2011, a convertible loan agreement was entered into with SpringTree Global Opportunities Fund, LP, or SpringTree, as a debt facility which enabled Prima BioMed periodically to drawdown on the facility, rather than one arrangement with a three-year term that would have been recognized in its entirety on inception, on the basis that Prima BioMed could terminate the arrangement at any point in time at a minimal fee. Accordingly each drawdown was treated as an additional borrowing under the facility.

The substance of the convertible loan agreement was assessed when determining the appropriate accounting treatment. The convertible loan agreement was similar to a funded fixed return arrangement, including a right for SpringTree to participate in any upside in share price. Because the debt was settled in a variable number of shares, each drawdown was classified as a financial liability.

Two embedded derivatives were identified and recognized separately from the host debt instrument in each drawdown, being the equity conversion feature and the floor price cash payment feature. The derivatives were recognized in the statement of comprehensive income for fiscal 2011 and have no impact on the statement of comprehensive income for fiscal 2012 and 2013.

Collateral Shares and Commitment Options

In fiscal 2011, the purpose of the collateral shares and commitment options was to compensate SpringTree for making the commitment to provide the funding through the life of the convertible loan agreement on terms that provided an acceptable level of funding certainty.

As the compensation to SpringTree for providing the service of committing to the convertible loan agreement was paid in equity instruments of Prima BioMed, we applied the requirements of AASB2 (IFRS2) Share-based Payments to their measurement and recognition. Measurement inputs to the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of our historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds).

These collateral shares and commitment options have no impact on the statement of comprehensive income for fiscal 2012 and 2013.

Results of Operations

Comparison of Fiscal Year Ended June 30, 2013 to Fiscal Year Ended June 30, 2012

Other Income

Other income decreased to A$4.0 million for fiscal year 2013 from A$4.2 million for fiscal year 2012, a decrease of A$0.2 million, or 5%. Income consists of A$0.9 million and A$2.7 million in interest income for fiscal years 2013 and 2012, respectively. The decrease in interest income in fiscal year 2013 is due to the significant decrease in the level of cash held on term deposits and a decrease in interest rates on term deposits. Other income for fiscal year 2013 also includes A$1.6 million in cash tax rebates and grants related to eligible research and development expenditures incurred during fiscal years 2012 and foreign exchange gains of A$1.4 million driven by the impact of changes in our U.S. and Euro cash holdings.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$14 million for fiscal year 2013 from A$15.1 million for fiscal year 2012, a decrease of A$1.1 million, or 7%. The decrease in research and development and intellectual property expenses in the fiscal year 2013 was the result of moderating the enrollment on our CANVAS trial and the termination of our R&D activities on the cripto-1 antibody.

Corporate Administrative Expenses

Corporate administrative expenses decreased to A$4.9 million for fiscal year 2013 from A$6.0 million for fiscal year 2012, a decrease of A$1.1 million, or 19%. The decrease in corporate administrative expenses is attributable to cost control measures implemented in this past fiscal year as well as the closure of the Dubai operations.

Changes in Fair Value of Derivative Financial Instruments

Changes in fair value of derivative financial instruments expenses decreased to A$0.3 million for fiscal year 2013 down from A$1.5 million for fiscal year 2012. The decrease in changes in fair value of derivative financial instrument is attributed to forward exchange contracts entered into in July 2011 to protect us against adverse movements in the USD and Euro exchange rates which have been exercised in current year. The derivative financial instrument represents the change in the fair value of the contracts outstanding as at June 30, 2013.

Net Loss

Net loss decreased to A$15.2 million for fiscal year 2013 from A$19.9 million for fiscal year 2012.

Comparison of Fiscal Year Ended June 30, 2012 to Fiscal Year Ended June 30, 2011

Other Income

Other Income increased to A$4.2 million for fiscal year 2012 from A$1.1 million for fiscal year 2011, an increase of A$3.1 million, or 294%. Other Income consists of A$2.7 million and A$1.1 million in interest income for fiscal years 2012 and 2011, respectively. The increase in interest income in fiscal year 2012 is due to the significant increase in the level of cash held on term deposits. Other Income for fiscal year 2012 also includes A$1.5 million in cash tax rebates related to eligible research and development expenditures incurred during fiscal years 2010 and 2011

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased to A$15.1 million for fiscal year 2012 from A$9.5 million for fiscal year 2011, an increase of A$5.6 million, or 59%. The increase in research and development and intellectual property expenses in the fiscal year ended June 30, 2012 was the result of the commencement of clinical trials in relation to the CVac program in Australia, Europe and the United States.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$6.0 million for fiscal year 2012 from A$5.6 million for fiscal year 2011, an increase of A$0.4 million, or 7%. The increase in corporate administrative expenses is attributable to an increase in the employee headcount and growth in the company operations internationally.

Finance Expenses

Finance expenses decreased to nil for 2012 from A$6.4 million for fiscal year 2011. The finance costs in fiscal year 2011 were from the funding facility with SpringTree. This funding arrangement was terminated in March 2011.

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

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2013 reporting periods. Our assessment of the impact of these new standards and interpretations is set out below.

AASB 9 (IFRS 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (IFRS 9), AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards—Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015)

AASB 9 (IFRS 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until January 1, 2015 but is available for early adoption. There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 (IAS 39) Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt AASB 9 (IFRS 9).AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective 1 July 2013) On June, 30, 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Prima is listed on the ASX and is therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128 (IAS 28) Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards—Transition guidance and other Amendments (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 (IFRS 10) replaces all of the guidance on control and consolidation in AASB 127 (IAS 27) Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present.

Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent / principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 (IFRS 11) introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 (IFRS 11) also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 (IFRS 12) sets out the required disclosures for entities reporting under the two new standards, AASB 10 (IFRS 10) and AASB 11 (IFRS 11), and replaces the disclosure requirements currently found in AASB 128 (IAS 28). Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to AASB 128 (IAS 28) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group will adopt the new standards from their operative date. They will therefore be applied in the financial statements for the annual reporting period ending 30 June 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective January 1, 2013)

AASB 13 (IFRS 13) was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognized in our financial statements.

However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. We do not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective July 1, 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 (IAS 24) Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognized in our financial statements. The amendments apply from July 1, 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

AASB 2012-3 Amendments to Australian Accounting Standard—Offsetting Financial Assets and Financial Liabilities and AASB 2012-2 Disclosures -Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014 and 1 January 2013 respectively)In June 2012, the AASB approved amendments to the application guidance in AASB 132 (IAS 32) Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the AASB has also introduced more extensive disclosure requirements into AASB 7 (IFRS 7) which will apply from 1 January 2013. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project.

AASB 2012-3 Amendments to AASB 136 (IAS 36) Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 (IAS 36) Impairment of Assets. These may result in additional disclosures if the group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The group intends to apply the amendment from 1 July 2014.

AASB 2012-4 Amendments to Australian Accounting Standards—Novation of Derivatives and Continuation of Hedge Accounting (effective 1 January 2014)

The AASB has made small amendments to AASB 139 (IAS 39) Financial Instruments: Recognition and measurement. The amendments will allow entities to continue hedge accounting, where a derivative contract that was designated as a hedge has been novated to a central counterparty as a consequence of laws or regulations. The group intends to apply the amendments from 1 July 2014. Since the group has not novated any hedging contracts in the current or prior periods, applying the amendments will not affect any of the amounts recognised in the financial statements.

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

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan and exercise of options	2009	115,495,026	2,391,378
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2010	278,662,654	21,430,975
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2011	280,428,034	55,067,573
Ordinary Shares – exercise of options and share issuance	2012	85,047,759	1,820,455
Ordinary Shares – share purchase plan	2013	77,083,450	6,166,676
Listed Options – option entitlement offer	2013	77,378,699	1,547,574

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

The convertible loan agreement had no impact on the financial results for fiscal 2013 and fiscal 2012.

Capital Requirements

As of June 30, 2013, we had year-end cash and cash equivalents of A$22 million, and other financial assets being term deposits of between 90 days and 180 days of A$8 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. We do not expect to generate revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2013	2012	2011
	A$	A$	A$
			(restated)
Net cash used in operating activities	(16,037,126)	(19,120,369)	(12,822,314)
Net cash provided by (used in) investing activities	12,537,499	(11,619,991)	(44,818)
Net cash provided by financing activities	7,162,026	1,813,524	53,147,342
Net increase (decrease) in cash and cash equivalents	3,662,399	(28,926,836)	40,280,210
Effect of exchange rate on cash and cash equivalents	1,369,028	—	—
Cash and cash equivalents at beginning of period	16,991,716	45,918,552	5,638,342
Cash and cash equivalents at end of period	22,023,143	16,991,716	45,918,552

Operating Activities

Net cash used in operating activities was A$16.0 million, A$19.1 million, and A$12.8 million during fiscal years 2013, 2012 and 2011, respectively. Payments to suppliers and employees account for almost all of the amounts above. During fiscal years 2013, 2012 and 2011, our payments to suppliers and employees were offset by interest income received of A$1.3 million, A$2.6 million, and A$1.0 million, respectively.

Investing Activities

Net cash provided from investing activities was A$12.5 million during fiscal year 2013, while net cash used by investing activities was A$11.6 million, and A$0.05 million during fiscal years 2012 and 2011, respectively. The net cash inflow for fiscal year 2013 was due to funds received from the maturity of investments on term deposits, being higher than investments into term deposits and payments for plant and equipment. For fiscal years 2012 and 2011 the net cash outflow was due to payments for acquisition of term deposits (with maturities not less than three months) and the purchase of property and equipment, respectively.

Financing Activities

Net cash provided by financing activities was A$7.2 million, A$1.8 million, and A$53.1 million for fiscal years 2013, 2012 and 2011. Cash flows provided by financing activities during fiscal 2013 are attributable to a share purchase plan and option entitlement offer (A$7.7 million) and in fiscal 2012 are attributable to exercise of options (A$1.8 million), and in fiscal 2011 are attributable to a share purchase plan (A$20.4 million), placement with institutional investors (A$21.0 million), exercise of options (A$8.3 million) and A$5.4 million from SpringTree loans.

At June 30, 2013 we had A$22 million in cash and cash equivalents, plus A$8 million on a term deposit compared with 2012, where we had A$17.0 million in cash and cash equivalents plus A$21.0 million on a term deposit. At June 30, 2011, we had A$45.9 million in cash and cash equivalents plus A$10.0 million on a term deposit.

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

E. Off-Balance Sheet Arrangements

During fiscal years 2011, 2012 and 2013, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2013 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Non-Derivatives
Trade payable	3,087,398	3,087,398	—	—	—
Derivatives
Gross settled (forward foreign exchange contracts)
(Inflow)	(18,534,252)	(18,534,252)	—	—	—
Outflow	18,567,966	18,567,966	—	—	—

Total	3,121,112	3,121,112	—	—	—

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of October 1, 2013. All of our directors and senior management may be contacted at our principal executive offices located at level 7, 151 Macquarie Street Sydney 2000 New South Wales, Australia.

Name	Age	Position
Lucy Turnbull AO	55	Non-Executive Chairman
Albert Wong (1) (2)	54	Non-Executive Deputy Chairman
Martin Rogers	32	Non-Executive Director
Richard Hammel, Ph.D. (1) (2)	70	Non-Executive Director
Russell Howard, Ph.D.	63	Non-Executive Director
Matthew Lehman	36	Executive Director and Chief Executive Officer
Sharron Gargosky, Ph.D.	49	Chief Technical Officer
Marc Voigt	40	Chief Financial Officer and Chief Business Officer
Deanne Miller	36	General Counsel & Company Secretary

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.

Ms. Lucy Turnbull AO. Ms. Turnbull has served as Chairman of Prima BioMed since October 2010. From 2001 to 2002, Ms. Turnbull was the Chairman of the New South Wales Government’s Ministerial Advisory Committee on Biotechnology, from 2002 to 2006 she was a Director of the Sydney Cancer Foundation and from 1993 to 2000 she was Director and Chair of the Sydney Children’s Hospital Foundation. She is currently on the Board of the Cancer Institute NSW. Ms. Turnbull also has experience in commercial legal practice and investment banking. During her career Ms. Turnbull has held a number of position including Lord Mayor of the City of Sydney from 2003 to 2004 and, prior to that, Deputy Lord Mayor of Sydney from 1999 to 2003. Ms. Turnbull is a Board member of Australian Technology Park at Redfern and the Sydney Metropolitan Development Authority. Ms. Turnbull is active in the not for profit sector and currently holds a number of positions including Chairman of the Committee for Sydney, and a board member of the U.S. Studies Centre at Sydney University, Cancer Institute NSW and the Redfern Foundation.

Mr. Albert Wong. Mr. Wong has served as a Director of Prima BioMed since April 2010. He became Non-Executive acting Chairman of our Board of Directors in July 2010 and served in that position until being appointed to his current position in October 2010. Mr. Wong is a corporate adviser and investment banker with more than 29 years in the finance industry and brings his experience and expertise to the Board of Prima. Formerly a stockbroker for 22 years, Mr. Wong was admitted as a Member of the Australian Stock Exchange in 1988 and was a principal of Intersuisse Limited until 1995 when he established and listed on ASX the Barton Capital group of companies including eStar Online. Mr. Wong was also a founding Director of both Pluton Resources Limited and Gujarat NRE Resources NL. He is also involved in a number of philanthropic activities, these include current Directorships on UNSW Foundation Limited, Ian Thrope’s Fountain for Youth Foundation, Honorary Life Governor and President of the University of Sydney Physics Foundation. Mr. Wong remains a Fellow of the Financial Services Institute of Australasia, he is a Practitioner Member (Master Stockbroking) of the Stockbrokers Associations of Australia and a Fellow of the Australian Institute of Company Directors.

Mr. Martin Rogers. Mr. Rogers has served as a Director of Prima BioMed since October 2007. Mr. Rogers, served as our Chief Executive Officer from October 2007 to August 2012, and served as our Managing Director from July 2010 to August 2012. Martin Rogers is a successful startup investor and company director. Mr. Rogers has Chemical Engineering and Science degrees and has a depth of experience in incubating companies and publicly listed organizations. Mr. Rogers has experience in all aspects of financial, strategic and operational management and has helped raise over $100m cash equity. Mr. Rogers has been both an investor and senior executive in a private funded advisory business in the science and biotechnology sectors, where he was instrumental in significantly increasing the value of those investments. Mr. Rogers has also holds a number of not-for-profit roles. Mr. Rogers is also Chairman of OncoSil Medical Ltd, Chairman of Consegna Ltd, and non-executive director of Cellmid Ltd.

Dr. Richard Hammel, Ph.D. Dr. Hammel has served as a Director of Prima BioMed since January 2005. Dr. Hammel is the founding partner of ProPharma International Partners in San Francisco, USA. ProPharma is a pharmaceutical/ biotechnology consulting firm providing a range of business, financial and product development services. He previously held senior management positions with Connetics Corporation (Vice President Business Development), Matrix Pharmaceuticals Inc (Vice President Business Development, Sales and Marketing) and held several positions at Glaxo Inc (Director, Professional Affairs; Director, New Business Development; and Director, Marketing Services). Dr. Hammel is widely recognized in the USA, Europe and Japan for his extensive 30 years expertise in commercialization and licensing in emerging and developing biotechnology companies.

Dr. Russell Howard, Ph.D. Dr. Russell Howard is an Australian scientist, CEO, and entrepreneur; he was recently the overall winner of the 2013 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely in molecular biology today called “DNA shuffling” or “molecular breeding.” He is listed as the inventor on five patents and is the author of over 140 scientific publications. After earning his Ph.D in biochemistry from the University of Melbourne, Dr. Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland, where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; he was the President and Scientific Director of Affymax, Inc.; and he was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its initial public offering and a secondary offering raising a total of US$260 million in capital. Under Dr. Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr. Howard started the clean technology company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies.

Mr. Matthew Lehman. Mr. Lehman has served as our Chief Executive Officer since September 2012, having previously served as our Chief Operating Officer since February 2010. Mr. Lehman was appointed as a director in May 2012. Mr. Lehman joined Prima as Chief Operating Officer in February 2010. He has played a leading role in the clinical development of CVac as well as the executive management of the company. Prior to joining Prima BioMed, he was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led the successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA and EMA approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditures.

Dr. Sharron Gargosky, Ph.D. Dr. Gargosky is our Chief Technical Officer and has been with Prima BioMed since August 2010. Dr. Gargosky has over 19 years’ experience in the biotechnology and pharmaceutical industries, and has worked in senior positions in organizations that have successfully received FDA approval for orphan drugs. She is responsible for managing the clinical team working on the CVac immunotherapy cancer vaccine. Prior to joining Prima BioMed, Dr. Gargosky was a member of ILMU consulting LLC, where she provided project management and operational expertise on pharmaceutical drug and biologic development – from early research to Phase IV Trials and the FDA approval process. Dr. Gargosky has also previously held the positions of Chief Scientific Officer at Pulse Health LLC in Portland in the USA, and Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco. At Ucyclyd Pharma she managed the approval of orphan drug products (Ammonul) and the development of the NCE, and within Medics Pharmaceuticals, the successful BLA submission and approval for Reloxin. As Vice President of Business Development for Diagnostic System Laboratories she was responsible for business expansion through evaluation and implementation of new growth opportunities and patent portfolio management. Dr. Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a Ph.D in biochemistry from University of Adelaide in Australia (in collaboration with CSIRO Divisions of Human Nutrition, South Australia), First Class Honors in Biochemistry from University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from University of Adelaide.

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

Ms. Deanne Miller. Ms. Miller has over 13 years of broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Hons) and Bachelor of Commerce degree from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2013.

30 June 2013	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments	Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$	Superannuation A$	Long service leave A$	Termi- nation benefits A$	Equity- settled A$	A$
Non-Executive Directors
Ms. L. Turnbull, AO	156,052	—	—	14,045	—	—	—	170,097
Mr. A .Wong	117,281	—	—	10,555	—	—	—	127,836
Dr. R. Hammel	107,858	—	—	—	—	—	—	107,858
Mr. M. Rogers[1]	45,916	—	—	4,132	—	—	—	50,048
Dr. R. Howard[3]	15,000	—	—	—	—	—	—	15,000
Executive Directors
Mr. M. Rogers[1]	141,667	—	—	4,167	—	—	—	145,834
Mr. M. Lehman[2]	312,270	—	16,178	—	—	—	63,408	391,856
Other Key Management Personnel
Dr. N. Frazer[4]	241,877	—	28,076	—	—	81,735	45,285	396,973
Mr. I. Bangs[5]	111,847	—	—	10,066	—	67,864	23,083	212,860
Dr. S. Gargosky	290,226	—	760	—	—	—	32,759	323,745
Mr. M. Voigt	189,994	23,887	3,525	—	—	—	21,059	238,465
Ms. D. Miller[6]	94,256	10,000	—	9,383	—	—	—	113,639

	1,824,244	33,887	48,539	52,348		149,599	185,594	2,294,211

[1]	Mr. Martin Rogers stood down as Chief Executive Officer, effective August 31, 2012 and remains on the board as a non-executive director effective September 1, 2012. Mr. Rogers‘ cash salary and fees includes a lump sum payment of A$85,000 in lieu of notice for his resignation as Chief Executive Officer.
[2]	Mr. Matthew Lehman became Chief Executive Officer effective from September 1, 2012.
[3]	Dr. Russell Howard was appointed as a non-executive director on May 8, 2013.
[4]	Dr. Neil Frazer stood down as Chief Medical Officer effective June 30, 2013. Dr. Frazer continues to advise us as a consultant through December 31, 2013.
[5]	Mr. Ian Bangs stepped down as Chief Financial Officer & Secretary effective December 31, 2013.
[6]	Ms. Deanne Miller commenced employment as General Counsel in October 2012, initially on a part-time basis. Ms Miller was appointed as General Counsel & Company Secretary on October 26, 2012 and commenced full-time employment in February 2013.

Service Agreements

The following members of senior management have service agreements as follows:

Mr. Martin Rogers	• Director (former Managing Director & Chief Executive Officer)
Agreement commenced:	• January 1, 2011
Details

•       The agreement is for a 2 year period and can be terminated with 6 months notice.

The termination terms are payment of base salary in lieu of notice period.

The agreement terminated on August 31, 2012 when Mr. Rogers stepped down as CEO.

Base salary including superannuation	• A$ 75,293

Dr. Neil Frazer	• Chief Medical Officer
Agreement commenced:	• March 31, 2013
Details	• Under the agreement Dr. Frazer was employed as an employee of the company up until June 30, 2013 and as a consultant from July1, 2013 through December 31, 2013.
Base salary including superannuation	• USD 20,833.34 per calendar month until June 30, 2013. USD 5,000 per calendar month for consultancy services from July 1, 2013 to December 31, 2013.

Mr. Matthew Lehman	• Chief Executive Officer (former Chief Operating Officer)
Agreement commenced:	• September 1, 2012
Details	• The agreement can be terminated with 30 days’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	• US$ 335,760

Dr. Sharron Gargosky	Chief Technical Officer
Agreement commenced:	• June 1, 2011
Details	• The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	• US$ 300,000

Mr. Marc Voigt	• Chief Business Officer & Chief Financial Officer
Agreement commenced:	• October 1, 2011
Details	• The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	• EUR 157,500

Ms. Deanne Miller	General Counsel & Company Secretary
Agreement commenced:	• October 13, 2012
Details	• The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	• A$ 174,400

Martin Rogers stepped down as Chief Executive Officer effective August 31, 2012. Mr. Rogers will remain on the board of directors as a non-executive director commencing September 1, 2012. Matthew Lehman, our Chief Operating Officer assumed the role of Chief Executive Officer effective September 1, 2012. Mr. Lehman was appointed as an executive director effective May 24, 2012. Dr. Neil Frazer resigned as an executive director on May 24, 2012 and remained in the position of Chief Medical Officer until June 30, 2013.

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

In the event that, prior to the vesting of any GESOP Options, there is a reorganization (including a consolidation, subdivision, reduction or return) of our issued capital, then the number of GESOP Options and shares to which each Eligible Employee is entitled on exercise will be reorganized in the manner permitted by the ASX Listing Rules.

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

Set out below are summaries of options granted under the GESOP up to June 30, 2013.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period		Issued During the Period		Exercised During the Period	Lapsed During the Period	Balance at End of the Period
August 26, 2011	December 6, 2014	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	500,000	[1]	—		—	—	500,000
November 3, 2011	November 3, 2014	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	100,000	[2]	—		—	—	100,000
January 3, 2012	January 3, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	100,000	[2]	—		—	—	100,000
August 1, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—		2,800,000	[3]	—	—	2,800,000
November 16, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options..	—		1,200,000	[4]	—	—	1,200,000
February 20, 2013	February 20, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options..	—		200,000	[5]	—	—	200,000

[1]	Granted to Matthew Lehman, our Chief Executive Officer (former Chief Operating Officer).
[2]	Granted to Sharron Gargosky, our Chief Technical Officer.
[3]	Granted to Mark Voigt, our Chief Business Officer and Chief Financial Officer, Sharron Gargosky, our Chief Technical Officer and Ian Bangs, our former Chief Financial Officer.
[4]	Granted to Matthew Lehman, our Chief Executive Officer
[5]	Granted to Marta Schillings, our Vice President of Manufacturing

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at the last Annual General Meeting in November 2012. While no grants have been awarded under the new EIP to date, the key terms of the EIP are as follows:

Operation

The Board is responsible for administering the EIP in accordance with the EIP Rules. A grant of performance rights and/or options under the EIP will be subject to both the EIP Rules and the terms and conditions of the specific grant.

Eligibility

The EIP is open to employees (including Directors employed in an executive capacity) of the Company who are invited by the Board to participate in the EIP. The EIP is not open to non-executive directors of the Company. All non-executive directors are ineligible to participate in any current employee incentive scheme of the Company. The Board may invite employees to apply for performance rights and/or options under the EIP in its absolute discretion.

Grant

No payment is required on the grant of a performance right and no exercise price is payable upon the performance right vesting. No payment is required on the grant of an option. The exercise price of an option will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Vesting

The vesting of a performance right will be conditional on the satisfaction of any performance conditions attaching to the performance right. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter. Where relevant performance conditions are met, then the performance right will vest and be automatically be exercised into Shares. The vesting of an option will be conditional on the satisfaction of any performance conditions attaching to the option. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Where a participant ceases to be an employee of the Company because of total and permanent disability, death, or any other circumstance determined by the Board in its discretion, the Board may determine that any of the performance rights and/or options granted to a participant will vest, whether or not any performance conditions attaching to the performance right and/or option have been met. Notwithstanding this and subject to the ASX Listing Rules:

(i) the Board may vest some or all of a participant’s performance rights and/or options even if a performance condition has not been met, if the Board considers that to do so would be in the interests of the Company; and

(ii) the vesting of a participant’s performance rights and/or options may be made subject to further conditions as determined by the Board.

Lapse of Performance Rights and Options

All performance rights and options that have not vested on or before the fifth anniversary of their grant date will automatically lapse. Performance rights and options will also lapse if the applicable performance conditions attaching to them are not met within a prescribed period determined by the Board in its discretion. If a participant ceases to be an employee of the Company (other than in the circumstances referred to in paragraph (d) above), the participant’s performance rights and/or options will lapse automatically on cessation of the participant’s employment unless the Board determines otherwise within 60 days of the date of cessation of the participant’s employment.

Conversion

A participant may at any time request the Board to convert any or all of the participant’s unvested performance rights to Options, or vice versa, at a rate of conversion determined by the Board in its absolute discretion. Any converted performance rights or Options will be subject to the same terms and conditions of the original performance rights or options (as applicable) granted to the participant unless otherwise determined by the Board in its discretion.

Dealing with Performance Rights and Options

Performance rights and Options are not transferable, except on the participant’s death, to their legal personal representative.

Shares

Each performance right will entitle a participant to one share upon vesting. Each option will entitle a participant upon vesting to subscribe for one share at the exercise price specified by the Board in the participant’s invitation letter. Shares issued as a result of the vesting of a performance right or vesting and exercise of an option will rank equally with the shares currently on issue.

Maximum Number of Performance Rights and Options

The Board may grant such number of performance rights and/or options under the EIP as the Board determines so long as no limit specified, imposed or calculated by any relevant policy or guideline of ASIC, including any regulatory guide, class order or condition for relief, is exceeded.

Takeovers

        If the event of a takeover bid (as defined in the Corporations Act), a participant’s performance rights and options will vest immediately to the extent that the performance conditions attaching to those performance rights and/or options have been satisfied and the remaining performance rights and/or options will lapse.

Reconstruction of Capital

If the Company makes a bonus issue, then a participant will become entitled to a proportionately greater number of shares on vesting of the performance rights and/or options held, as if the performance rights and/or options had vested before the bonus issue. If there is any other form of capital reconstruction, the number of performance rights and/or options will be adjusted in accordance with the ASX Listing Rules. A participant is not entitled to participate in any new issue of securities in the Company other than as described above.

Amendment of Incentive Plan

Subject to the ASX Listing Rules, the Board may amend the rules of the EIP, but no amendment may materially reduce the rights of participants generally in respect of the performance rights and/or options granted to them, except an amendment made primarily to enable compliance with the law governing or regulating the EIP, to correct a manifest error or mistake, to take into account changes in development in taxation law or to enable compliance with the Corporations Act or the ASX Listing Rules.

Number of securities issued under the EIP since the date of last approval.

No securities have been granted by the Company under the EIP.

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of six directors, including 5 non-executive directors, of which one is non-executive chairman. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which five are non-executive directors within the meaning of the ASX Best Practice Guide, and our audit committee consists of such three non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Lucy Turnbull, Albert Wong, Richard Hammel and Russell Howard qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of two board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Albert Wong, Lucy Turnbull and Richard Hammel. The audit committee meets at least two times per year.

        Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Lucy Turnbull, Russell Howard and Richard Hammel are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

Indemnification of Directors and Officers

Our Constitution provides that, we may indemnify a person who is, or has been, an officer of our company, to the full extent permissible by law, out of our property against any liability incurred by such person as an officer in defending proceedings, whether civil or criminal, and whatever their outcome.

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

D. Employees

As of June 30, 2013, we had 30 employees. Of such employees, 18 were employed in research and development, one in intellectual property management and 11 general management and administration. Of these 30 employees, 8 are located in the United States of America, 5 are located in Australia, and 17 in Germany.

Each of our full-time employees enters into an agreement with a term of employment of between one to four years or for an unlimited term. We also engage part-time employees. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months’ notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Service Agreements.”

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

The following table sets forth certain information as of June 30, 2013 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,066,063,388 ordinary shares issued and outstanding as of June 30, 2013.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Lucy Turnbull	17,759,576		1.55%
Albert Wong	3,537,500		*
Martin Rogers	20,542,179		1.80%
Richard Hammel	10,444,987		*
Russell Howard	—		*
Ian Bangs (1)	100,000		*
Matthew Lehman	1,617,763 4,400	**	*
Sharron Gargosky	25,000	**	*
Neil Frazer	112,000 1,000	**	* *
Marc Voigt	620,000 150	**	*
Deanne Miller	—		*
All directors and executive officers as a group (11 persons) – Ordinary shares	54,734,005		5.13%
	5,550	**	*

*	Less than 1%.
**	Shares held in the form of American Depositary Receipts (ADRs) listed on the NASDAQ Global Market.
(1)	Mr. Bangs stepped down as Chief Financial Officer and Secretary effective December 31, 2013.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

No shareholder known to us owned beneficially more than 5% of our ordinary shares as of June 30, 2013.

B. Record Holders

As of June 30, 2013, 1.33% of our ordinary shares were held in the United States by 14 holders of record. Some of the trading by our U.S. investors is done by means of ADRs that are held of record by 8 holders who held 149,311 ADRs which is 0.39% of our ordinary shares as of June 30, 2013.

C. Related Party Transactions

We operate inter-company loan accounts with fully owned controlled entities. The net amount of such intercompany loans at June 30, 2013 was A$ nil, as all inter-company transactions are eliminated on consolidation.

During fiscal 2013, there were no related party transactions, other than employment matters.

D. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited financial statements for the fiscal years ending June 30, 2011, 2012 and 2013 are included in Item 18 of this Annual Report on Form 20-F.

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

Recent Developments

On August 30, 2013 we released to the market and filed with the Australian Stock Exchange our Appendix 4E for the fiscal year ended June 30, 2013. Our audited financial statements for the fiscal year ended June 30, 2013 are included in Item 18 of this Annual Report on Form 20-F.

B. Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on July 9, 2001. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
	A$	A$
Fiscal Year Ended June 30,
2009	0.11	0.01
2010	0.28	0.05
2011	0.42	0.08
2012	0.32	0.09
2013	0.20	0.06
Fiscal Year Ended June 30, 2012:
First Quarter	0.32	0.16
Second Quarter	0.21	0.14
Third Quarter	0.28	0.16
Fourth Quarter	0.28	0.09
Fiscal Year Ended June 30, 2013:
First Quarter	0.20	0.10
Second Quarter	0.20	0.10
Third Quarter	0.12	0.09
Fourth Quarter	0.10	0.06
Month Ended:
July 2013	0.11	0.07
August 2013	0.11	0.08
September 2013	0.09	0.04

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$231 million or more (or A$1,078 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act 1975 and includes:

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

In addition, a foreign person may not acquire shares in a company having total assets of A$231 million or more (or A$1,078 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$231 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we would will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.

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

Tax on Sales or other Dispositions of Shares—Capital Gains Tax

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

Tax on Sales or other Dispositions of Shares—Stockholders Holding Shares on Revenue Account

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

Research and Development Tax Incentives

The Australian Government tax incentive scheme, introduced on July 1, 2011, replaces the former R&D Tax Concession scheme for research and development activities in income years commencing on or after July 1, 2011. Subject to certain exclusions, the new scheme provides benefits for eligible research and development activities (R&D activities). Such eligible R&D activities include but are not limited to:

Under the R&D Tax incentive scheme, entities will be entitled to either (i) a 45% refundable tax offset for eligible companies with an aggregated turnover of less than $20 million per annum; or (ii) a non-refundable 40% tax offset for all other eligible companies. Our turnover is less than $20 million, and will therefore be entitled to claim a 45% refundable tax offset for costs relating to eligible R&D activities during the year.

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

•	Supporting activities that are directly related and designed to support (a) and (b).

Under the R&D Tax incentive scheme, entities will be entitled to either (i) a 45% refundable tax offset for eligible companies with an aggregated turnover of less than $20 million per annum; or (ii) a non-refundable 40% tax offset for all other eligible companies. Our turnover is less than $20 million, and will therefore be entitled to claim a 45% refundable tax offset for costs relating to eligible R&D activities during the year.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our Annual Report on Form 20-F on our website promptly following the filing of our Annual Report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at Level 7, Macquarie St, Sydney New South Wales 2000, Australia.

I. Subsidiary Information

We currently have the following subsidiaries:

•	Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United States.

•	Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Germany.

•	Prima BioMed Middle East FZLLC, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United Arab Emirates.

•	Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Cancer Vac Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2013			30 June 2012
	USD	EUR	Other	USD	EUR	Other
Cash in bank	3,015,975	10,239,231	—	652,566	5,308,629	77,272
Trade payables	(772,903)	(824,912)		(428,994)	(1,260,841)	(10,436)
Forward exchange contracts - buy foreign currency	(29,828)	(3,885)	—	2,593	(1,491,338)	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2013, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2013, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2013 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2013.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers services provided in fiscal 2013 and 2012.

PricewaterhouseCoopers

	Fiscal 2013	Fiscal 2012
	(in A$)
Audit Fees	$257,700	$140,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees (1)	—	11,345

Total	$257,700	$151,345

(1)	Includes amounts paid for guidance provided in relation to foreign exchange hedging and tax structuring.

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

Certain directors and officers purchased ordinary shares from us in May 2013 in connection with our Share Purchase Plan and Share Purchase Plan Shortfall placement. These shares were issued to the participating directors and officers on May 17, 2013 and at the same price as available to all other eligible shareholders i.e. A$0.08. The amount of shares subscribed for by each of the participating directors and officers is indicated in the below table.

Name	(a) Total Number of Shares Purchased from Share Purchase Plan and Share Purchase Plan Shortfall Placement	(b) Average Price paid per share in A$	(c)Total Number of Shares Purchased as Part of Publically Announced Plans	(d) Maximum number of Shares that May Yet Be Purchased Under this Plan in A$
Lucy Turnbull	12,687,500	0.08	12,687,500	0
Albert Wong	187,500	0.08	187,500	0
Martin Rogers	187,500	0.08	187,500	0
Richard Hammel	187,500	0.08	187,500	0
Matthew Lehman	412,500	0.08	412,500	0
Marc Voigt	312,500	0.08	312,500	0

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

MDHC’s report on our financial statements for the fiscal year ended June 30, 2011 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the fiscal year ended June 30, 2011, and during the period from July 1, 2011 to the effective date of their resignation on November 3, 2011, we did not have any disagreements with MDHC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to MDHC’s satisfaction, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report as described in Item 16F(a)(1)(iv). Except as discussed below there have been no reportable events as provided in Item 16F(a)(1)(v) during the two most recent fiscal years to June 30, 2011 or during the period from July 1, 2011 to the effective date of MDHC’s resignation on November 3, 2011.

On November 3, 2011 PricewaterhouseCoopers was appointed as our new independent registered public accounting firm. Neither we, nor anyone on our behalf, consulted PricewaterhouseCoopers during the two most recent fiscal years and any subsequent interim period prior the engagement of PricewaterhouseCoopers regarding any of the matters set forth in Item 16F(a)(2)(i) and (ii).

We furnished MDHC with a copy of this disclosure on September 27, 2012, providing MDHC with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein in response to Item 16F(a) of this Annual Report on Form 20-F and, if not, stating the respects in which it does not agree. A letter from MDHC, dated September 27, 2012 is incorporated by reference as Exhibit 16.1 to this Annual Report on Form 20-F from our Annual Report on Form 20-F for the fiscal year ended June 30, 2012.

Restatement of Accounts for Fiscal 2010 and Fiscal 2011

In connection with our Registration Statement on Form 20-F, we restated our accounts for fiscal 2010 in connection with (i) an error in the valuation of share based payments to director; (ii) an error in the fair value movement of the available-for-sale financial assets; and (iii) an error in the treatment of the SpringTree loan facility.

In connection with our Annual Report on Form 20-F for the year ended June 30, 2012, we determined that the statement of cash flows for fiscal 2011 contained errors with respect to the calculation of proceeds from the issue from shares, share issue transaction costs, interest received and payments to employees and suppliers resulting in a reclassification of amounts between the financing and operating activities sections of the statement of cash flows.

We furnished PricewaterhouseCoopers with a copy of this disclosure on September 27, 2012, providing PricewaterhouseCoopers with the opportunity to furnish us with a letter addressed to the Securities and Exchange Commission containing any new information, clarification of expression of our views, or the respects in which it does not agree with the statements made herein in response to Item 16F(a) of this Annual Report on Form 20-F. PricewaterhouseCoopers declined to furnish such a letter in connection with our Annual Report on Form 20-F for the fiscal year ended June 30, 2012.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees – C. Board Practices – Corporate Governance Requirements Arising from our U.S. Listing – the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules” for a summary of such differences.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Prima BioMed Ltd and its subsidiaries at 30 June 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the period ended 30 June 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

October 30, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prima BioMed Ltd:

McLean Delmo Bentleys

Audit Pty Ltd

Level 3, 302 Burwood Rd

Hawthorn Vic 3122

PO Box 582 Hawthorn Vic 3122

ABN 54 113 655 584

T +61 3 9018 4666

F +61 3 9018 4799

info@mcdb.com.au

mcleandelmobentleys.com.au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated statements of comprehensive income, cash flow and changes in equity for the year ended June 30, 2011, and notes to the financial statements for the year ended June 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s management is responsible for these financial statements. Our responsibility is to express our opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit involved examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

McLean Delmo Bentleys Audit Pty Ltd (formerly MDHC Audit Assurance Pty Ltd)	Hawthorn, Australia October 29, 2013

PRIMA BIOMED LTD

CONSOLIDATED BALANCE SHEET

(in Australian dollars, except number of shares)

		June 30,
		2013 A$	2012 A$
	Note
ASSETS
Current Assets
Cash and cash equivalents	7	22,023,143	16,991,716
Current receivables	8	200,477	280,384
Inventories	9	—	191,727
Held-to-maturity investment	10	8,000,000	21,045,423
Other current assets	11	1,584,679	2,393,734

Total Current Assets		31,808,299	40,902,984

Non-Current Assets
Plant and equipment	12	834,678	483,928
Intangibles	13	171,321	225,759

Total Non-Current Assets		1,005,999	709,687

TOTAL ASSETS		32,814,298	41,612,671

Current Liabilities
Trade and other payables	14	3,468,553	2,840,583
Derivative financial instruments	15	33,714	1,488,744
Current tax payable		27,065	—
Employee benefits	16	30,800	115,145

Total Current Liabilities		3,560,132	4,444,472

Non-Current Liabilities
Employee benefits	17	5,748	10,328

Total Non-Current Liabilities		5,748	10,328

TOTAL LIABILITIES		3,565,880	4,454,800

NET ASSETS		29,248,418	37,157,871

EQUITY
Contributed equity	18	142,326,977	136,712,525
Reserves	19	1,882,786	181,020
Accumulated losses		(114,961,345)	(99,735,674)

Equity attributable to the owners of Prima BioMed Ltd		29,248,418	37,157,871

TOTAL EQUITY		29,248,418	37,157,871

The above consolidated balance sheet should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2013 A$	2012 A$	2011 A$
OTHER INCOME
Medical services income		—	25,766	—
Grant income		1,648,725	1,494,253	—
Gain on foreign exchange		1,417,613	—	—
Interest income		939,056	2,682,548	1,066,196

Total other income		4,005,394	4,202,567	1,066,196

Expenses
Research & development and intellectual property	5	(14,005,259)	(15,118,816)	(9,531,163)
Corporate administrative expenses		(4,851,195)	(5,977,619)	(5,600,988)
Loss on foreign exchange	5	—	(1,181,049)	—
Depreciation and amortisation expenses	5	(254,024)	(377,299)	(64,287)
Changes in fair value of derivative financial instruments		(33,714)	(1,488,744)	—
Finance costs		—	—	(6,395,818)
Impairment of available for sale financial assets		—	—	(555,107)

Loss before income tax expense		(15,138,798)	(19,940,960)	(21,081,167)
Income tax expense	6	(86,873)	—	—

Loss after income tax expense for the year		(15,225,671)	(19,940,960)	(21,081,167)
Other Comprehensive Income
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(35,332)	(117,235)	(233)
Impairment of available-for-sale financial assets transferred from reserve		—	—	(19,397)

Other comprehensive loss for the year net of tax		(35,332)	(117,235)	(19,630)

Total comprehensive loss for the year		(15,261,003)	(20,058,195)	(21,100,797)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(15,225,671)	(19,940,960)	(21,081,097)
Non-controlling interests		—	—	(70)

		(15,225,671)	(19,940,960)	(21,081,167)

Total comprehensive loss for the year is attributable to:
Owners of Prima BioMed Ltd		(15,261,003)	(20,058,195)	(21,100,727)
Non-controlling interests		—	—	(70)

		(15,261,003)	(20,058,195)	(21,100,797)

		Cents	Cents	Cents
Basic earnings per share	29	(1.42)	(1.92)	(3.74)
Diluted earnings per share	29	(1.42)	(1.92)	(3.74)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2013 A$	2012 A$	2011 A$ (Restated)
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(18,921,138)	(23,193,709)	(13,855,630)
Medical services income		—	25,766	—
Interest received		1,295,095	2,553,321	1,033,316
Tax paid		(59,808)	—	—
Grant income		1,648,725	1,494,253	—

Net cash flows used in operating activities		(16,037,126)	(19,120,369)	(12,822,314)

Cash flows related to investing activities
Investment to term deposit		(8,000,000)	(21,045,423)	—
Fund from maturity of investment on term deposit		21,045,423	10,000,000	—
Payments for plant and equipment		(507,924)	(574,568)	(44,818)

Net cash flows provided by (used in) investing activities		12,537,499	(11,619,991)	(44,818)

Cash flows related to financing activities
Proceeds from issue of shares and options		7,714,250	1,820,455	49,655,823
Share issue transaction costs		(552,224)	(6,931)	(1,920,231)
Proceeds from borrowings		—	—	5,411,750

Net cash flows provided by financing activities		7,162,026	1,813,524	53,147,342

Net increase (decrease) in cash and cash equivalents		3,662,399	(28,926,836)	40,280,210
Effect of exchange rate on cash and cash equivalents		1,369,028	—	—
Cash and cash equivalents at the beginning of the year		16,991,716	45,918,552	5,638,342

Cash and cash equivalents at the end of the year	7	22,023,143	16,991,716	45,918,552

Non-cash financing and investing activities – refer note 18.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Non-controlling interests A$	Total A$
Balance at 1 July 2010	74,534,413	19,397	(58,713,617)	(254)	15,839,939
Other comprehensive loss for the year, net of tax	—	(19,630)	—	—	(19,630)
Loss after income tax expense for the year	—	—	(21,081,097)	(70)	(21,081,167)

Total comprehensive loss for the year	—	(19,630)	(21,081,097)	(70)	(21,100,797)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	60,360,588	—	—	—	60,360,588
Transactions with non-controlling interests	—	(924)	—	324	(600)

Balance at 30 June 2011	134,895,001	(1,157)	(79,794,714)	—	55,099,130

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Non-controlling interests A$	Total A$
Balance at 1 July 2011	134,895,001	(1,157)	(79,794,714)	—	55,099,130
Other comprehensive loss for the year, net of tax	—	(117,235)	—	—	(117,235)
Loss after income tax expense for the year	—	—	(19,940,960)	—	(19,940,960)

Total comprehensive loss for the year	—	(117,235)	(19,940,960)	—	(20,058,195)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	1,813,524	—	—	—	1,813,524
Employee options scheme	4,000	299,412	—	—	303,412

Balance at 30 June 2012	136,712,525	181,020	(99,735,674)	—	37,157,871

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Non-controlling interests A$	Total A$
Balance at 1 July 2012	136,712,525	181,020	(99,735,674)	—	37,157,871
Other comprehensive loss for the year, net of tax	—	(35,332)	—	—	(35,332)
Loss after income tax expense for the year	—	—	(15,225,671)	—	(15,225,671)

Total comprehensive loss for the year	—	(35,332)	(15,225,671)	—	(15,261,003)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	5,614,452	—	—	—	5,614,452
Issue of options	—	1,547,574	—	—	1,547,574
Employee options scheme	—	189,524	—	—	189,524

Balance at 30 June 2013	142,326,977	1,882,786	(114,961,345)	—	29,248,418

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement.

The consolidated financial statements were authorised for issue in accordance with a resolution of the Directors on 29 October 2013.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2012 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods. However, amendments made to AASB 101 (IAS 1) Presentation of Financial Statements effective 1 July 2012 now require the statement of comprehensive income to show the items of comprehensive income grouped into those that are not permitted to be classified to profit or loss in a future period and those that may have to be reclassified if certain conditions are met.

(iii) Early adoption of standards

The group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning 1 July 2012.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

(vi) Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2013, the Group holds cash and cash equivalents of $22,023,143 (2012: $16,991,716) and held-to-maturity investments of $8,000,000 (2012: $21,045,423) with maturities ranging from 4 to 6 months. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternate future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

(vii) Reclassification of certain payroll costs and foreign exchange loss

Prima BioMed Ltd decided in the current financial year to change the classification of payroll related costs for the Chief Medical Officer and Chief Technical Officer in the statement of comprehensive income from corporate administrative expenses to research and development and intellectual property costs. We believe that this will provide more relevant information to our stakeholders as it is more in line with the type of work being performed by the Chief Medical Officer and Chief Technical Officer. The comparative information has been reclassified accordingly.

Prima BioMed Ltd in the current financial year reclassified the foreign exchange loss from corporate administrative expenses to a separate line in the statement of comprehensive income for the comparative financial information. We believe that this will provide more relevant information to our stakeholders. The foreign exchange gain for the current year has been included in other income.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prima BioMed Ltd (‘Company’ or ‘parent entity’) as at 30 June 2013 and the results of all subsidiaries for the year then ended. Prima Biomed Ltd and its subsidiaries together are referred to in this financial report as the group or the consolidated entity.

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

(i) Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(ii) Medical services

Medical services income is recognised when the amount can be measured reliably and it is probable that the economic benefits associated with the service will flow to the group.

(iii) Grant Income

Grants from the governments, including Australian Research and Development Rebates and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

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

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

(i) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(j) Inventories

Stock on hand is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

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

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables (note 8) in the balance sheet.

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

Accounting policy note in relation to derivative that do not qualified to hedging, refer to note 1(l).

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within other income or other expenses in the period in which they arise.

Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established. Interest income from these financial assets is included in the net gains/ (losses).

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

Assets carried at amortized cost

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

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss. Impairment testing of current receivables is described in note 1(g).

(l) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

(m) Plant and equipment

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

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period of 20 years.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to capitalize costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight line basis over its useful life.

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

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 30.

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

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2013 reporting periods. The group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 9 (IFRS 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (IFRS 9), AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards—Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015)

AASB 9 (IFRS 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2015 but is available for early adoption. There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 (IAS 39) Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt AASB 9 (IFRS 9).

AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective 1 July 2013)

On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Prima is listed on the ASX and is therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128(IAS 28) Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards—Transition guidance and other Amendments (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 (IFRS 10) replaces all of the guidance on control and consolidation in AASB 127 (IAS 27) Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present.

Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent / principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 (IFRS 11) introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 (IFRS 11) also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 (IFRS 12) sets out the required disclosures for entities reporting under the two new standards, AASB 10 (IFRS 10) and AASB 11 (IFRS 11), and replaces the disclosure requirements currently found in AASB 128 (IAS 28). Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to AASB 128 (IAS 28) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group will adopt the new standards from their operative date. They will therefore be applied in the financial statements for the annual reporting period ending 30 June 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (IFRS 13) (effective 1 January 2013)

AASB 13 (IFRS 13) was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group will adopt the new standard from its operative date, which means that it will be applied in the annual reporting period ending 30 June 2014.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 (IAS 24) Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

AASB 2012-3 Amendments to Australian Accounting Standard—Offsetting Financial Assets and Financial Liabilities and AASB 2012-2 Disclosures -Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014 and 1 January 2013 respectively)

In June 2012, the AASB approved amendments to the application guidance in AASB 132 (IAS 32) Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the AASB has also introduced more extensive disclosure requirements into AASB 7 (IFRS 7) which will apply from 1 January 2013. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project.

AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 (IAS 36) Impairment of Assets. These may result in additional disclosures if the group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The group intends to apply the amendment from 1 July 2014.

AASB 2012-4 Amendments to Australian Accounting Standards—Novation of Derivatives and Continuation of Hedge Accounting (effective 1 January 2014)

The AASB has made small amendments to AASB 139 (IAS 39) Financial Instruments: Recognition and measurement. The amendments will allow entities to continue hedge accounting, where a derivative contract that was designated as a hedge has been novated to a central counterparty as a consequence of laws or regulations. The group intends to apply the amendments from 1 July 2014. Since the group has not novated any hedging contracts in the current or prior periods, applying the amendments will not affect any of the amounts recognised in the financial statements.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Limited.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

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

The amounts receivable/payable under the tax funding agreement is due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

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

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk, and interest rate risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange and aging analysis for credit risk.

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

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

		30 June 2013		30 June 2012
	USD	EUR	Other	USD	EUR	Other
Cash in bank	3,015,975	10,239,231	—	652,566	5,308,629	77,272
Trade payables	(772,903)	(824,912)	—	(428,994)	(1,260,841)	(10,436)
Forward exchange contracts - buy foreign currency	(29,828)	(3,885)	—	2,593	(1,491,338)	—

Sensitivity

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $618,702 higher/$471,691 lower (2012 – $555,051 higher/$454,144 lower), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments and from foreign forward exchange contracts which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/US dollar exchange rates in 2013 than was the position in 2012 due to the increased amount of forward foreign exchange contracts. Any impact on the equity will result from changes in retained earnings.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $1,330,630 higher/$1,111,729 lower (2012 – $932,645 higher/$763,077 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts designated as cash flow hedged which are detailed in the above table.

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

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2013	30 June 2012
	$	$
Cash at bank and short-term bank deposits
AA-	22,023,143	16,991,716
Held-to-maturity investment
AA-	8,000,000	21,045,423
Derivative financial instruments
AA-	33,714	1,488,744

Held-to-maturity investments represent term deposits with a maturity period of between 90 days and 180 days.

(d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $22,023,143 (2012 – $16,991,716) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 1, the company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyze the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

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

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2013	$	$	$	$
Non-Derivatives
Trade payables	3,087,398	—	3,087,398	3,087,398
Derivatives
Gross settled (forward foreign exchange contracts – cash flow hedges)
(Inflow)	(4,715,613)	(13,818,639)	(18,534,252)	(18,534,252)
Outflow	4,706,344	13,861,622	18,567,966	18,567,966

	(9,269)	42,983	33,714	33,714

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2012	$	$	$	$
Non-Derivatives
Trade payables	2,724,109	—	2,724,109	2,724,109
Derivatives
Gross settled (forward foreign exchange contracts – cash flow hedges)
(Inflow)	(10,723,057)	(6,745,307)	(17,468,364)	—
Outflow	11,610,440	7,346,669	18,957,109	1,488,744

	887,383	601,361	1,488,744	1,488,744

(e) Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 (IFRS 7) Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities measured and recognised at fair value at 30 June 2013:

	Level 1	Level 2	Level 3	Total
At 30 June 2013	$	$	$	$
Assets
Held-to-maturity investment	—	8,000,000	—	8,000,000
Derivative financial instrument	—	—	—	—
Total assets	—	8,000,000	—	8,000,000
Liabilities
Derivative financial instrument	—	33,714	—	33,714

Total liabilities	—	33,714	—	33,714

	Level 1	Level 2	Level 3	Total
At 30 June 2012	$	$	$	$
Assets
Held-to-maturity investment	—	21,045,423	—	21,045,423
Derivative financial instrument	—	—	—	—
Total assets	—	21,045,423	—	21,045,423
Liabilities
Derivative financial instrument	—	1,488,744	—	1,488,744

Total liabilities	—	1,488,744	—	1,488,744

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

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

There are no changes in level 3 instruments for year ended 30 June 2013 and 30 June 2012.

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

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

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity. Refer to note 30—share based payment.

Research and development

The Group has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered certain given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38) Intangible Assets.

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

As the compensation to SpringTree for providing the service of committing to the Convertible Loan Agreement was paid in equity instruments of the Company, we applied the requirements of AASB 2 (IFRS 2) to their measurement and recognition. Measurement inputs to the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of the Company’s historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds).

NOTE 4. OPERATING SEGMENTS

Identification of reportable operating segments

The consolidated entity is organized into two operating segments, being Cancer Immunotherapy and Other R&D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

In the current fiscal year, the Company has focused on cancer immunotherapy research.

Operating segment information

30 June 2013	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Grant income	1,648,725	—	—	1,648,725
Gain on foreign exchange	—	—	1,417,613	1,417,613
Interest income	—	—	939,056	939,056
Total other income	1,648,725	—	2,356,669	4,005,394
Segment Result
Depreciation and amortisation	(241,814)	—	(12,210)	(254,024)
Other expenses	(13,914,144)	(6,317)	(964,313)	(14,884,774)
Loss before income tax expense	(14,155,958)	(6,317)	(976,523)	(15,138,798)
Income tax expense				(86,873)

Loss after income tax expense				(15,225,671)

30 June 2012	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Medical service income	—	—	25,766	25,766
Grant income	1,494,253	—	—	1,494,253
Interest income	—	—	2,682,548	2,682,548
Total other income	1,494,253	—	2,708,314	4,202,567
Segment Result
Depreciation and amortisation	(167,483)	(177,709)	(32,107)	(377,299)
Other expenses	(15,066,709)	(655,702)	(3,841,250)	(19,563,661)
Loss before income tax expense	(15,234,192)	(833,411)	(3,873,357)	(19,940,960)
Income tax expense				—

Loss after income tax expense				(19,940,960)

30 June 2011	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Interest income	—	—	1,066,196	1,066,196
Total other income	—	—	1,066,196	1,066,196
Segment Result	—	—	—	—
Depreciation and amortisation	—	—	(64,287)	(64,287)
other expenses	(7,944,531)	(401,813)	(12,670,536)	(21,016,880)
Loss before income tax expense	(7,944,531)	(401,813)	(12,734,823)	(21,081,167)
Income tax expense				—

Loss after income tax expense				(21,081,167)

NOTE 5. EXPENSES

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	13,852,477	14,929,005	9,204,826
Intellectual property management	152,782	189,811	326,337

Total Research & Development and Intellectual Property	14,005,259	15,118,816	9,531,163

Corporate administrative expenses
Loss on disposal of assets	—	64,679	—
Auditor’s remuneration	259,340	214,646	287,796
Directors fee and employee expenses	2,095,547	2,947,627	2,684,260
Administrative expenses	2,496,308	2,750,667	2,628,932

Total corporate administrative expenses	4,851,195	5,977,619	5,600,988

Depreciation
Plant and equipment	186,940	132,310	20,343
Computers	11,039	7,349	1,673
Furniture and fittings	1,607	5,492	336

Total depreciation	199,586	145,151	22,352

Amortisation
Patents	54,438	232,148	41,935

Total depreciation and amortisation	254,024	377,299	64,287

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(15,138,798)	(19,940,960)	(21,081,167)
Tax at the Australian tax rate of 30%	(4,541,639)	(5,982,288)	(6,324,350)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,022,310	1,146,596	3,349,512
Non-assessable income	(432,636)	(448,276)	—
Others	83,243	—	—
Difference in overseas tax rates	3,630	—	—
Section 40-880 deductions	—	—	(148,083)

	(3,865,092)	(5,283,968)	(3,122,921)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	3,951,965	5,283,968	3,122,921

Income tax expense*	86,873	—	—

*	Income tax expense relates to tax payable in the United States

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$ (Revised)
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses	22,562,084	18,283,488	12,915,000
Temporary differences	147,615	462,913	547,433

Total deferred tax assets not recognised	22,709,699	18,746,401	13,462,433

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is uncertain. There is no expiration date for the tax losses carry forward.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Cash on hand	1,376	3,167
Cash at bank	22,021,767	11,988,549
Cash on deposit	—	5,000,000

	22,023,143	16,991,716

The above cash and cash equivalent are held in AUD, USD, Euro, and AED. The interest rate on these deposits range from 0% to 3.05% in 2013 (2012 – 0% to 4%).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Trade receivables	—	3,261
Other receivables	—	502
GST receivable	200,477	276,621

	200,477	280,384

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2013. No receivables were impaired or past due.

NOTE 9. INVENTORIES

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Material – at cost	—	191,727

Inventories are in relation to material used for the safe transportation of the samples used in the clinical trials between hospitals and manufacturers sites. Inventories recognised as expense during the year ended 30 June 2013 amounted to $191,727 (2012 – $22,620).

NOTE 10. HELD-TO-MATURITY INVESTMENT

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Term deposits	8,000,000	21,045,423

Held to maturity investments represent term deposits with a maturity period of between 90 days and 180 days. These term deposits are denominated in the Australian Dollar and have interest rates ranging from 4.39% to 4.50% in 2013 (2012 – 5.77% to 5.86%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTE 11. OTHER CURRENT ASSETS

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Prepayments	1,410,249	1,867,681
Security deposit	17,463	13,047
Accrued interest	156,967	513,006

	1,584,679	2,393,734

Prepayments are in relation to the deposits paid to organizations involved in the clinical trials.

NOTE 12. PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment A$	Computer A$	Furniture and fittings A$	Total A$
At 30 June 2011
Cost or fair value	130,798	12,598	6,708	150,104
Accumulated depreciation	(25,265)	(2,506)	(2,380)	(30,151)

Net book amount	105,533	10,092	4,328	119,953

Year ended 30 June 2012
Opening net book amount	105,533	10,092	4,328	119,953
Exchange differences	(871)	53	55	(763)
Additions	555,316	13,337	5,915	574,568
Disposals	(62,679)	(2,000)	—	(64,679)
Depreciation charge	(132,310)	(7,349)	(5,492)	(145,151)

Closing net book amount	464,989	14,133	4,806	483,928

At 30 June 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)

Net book amount	464,989	14,133	4,806	483,928

Year ended 30 June 2013
Opening net book amount	464,989	14,133	4,806	483,928
Exchange differences	43,523	108	483	44,114
Additions	465,513	36,733	5,678	507,924
Disposals	—	(1,702)	—	(1,702)
Depreciation charge	(186,940)	(11,039)	(1,607)	(199,586)

Closing net book amount	787,085	38,233	9,360	834,678

At 30 June 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)

Net book amount	787,085	38,233	9,360	834,678

NOTE 13. INTANGIBLES

Patents, A$
At 1 July 2011
Cost	1,915,671
Accumulated amortization and impairment	(1,457,765)

Net book amount	457,906

Year ended 30 June 2012
Opening net book amount	457,906
Impairment charge	(159,938)
Amortisation charge	(72,209)

Closing net book amount	225,759

At 30 June 2012
Cost or fair value	1,915,671
Accumulated amortization and impairment	(1,689,912)

Net book amount	225,759

Year ended 30 June 2013
Opening net book amount	225,759
Amortisation charge	(54,438)

Closing net book amount	171,321

At 30 June 2013
Cost or fair value	1,915,671
Accumulated amortization and impairment	(1,744,350)

Net book amount	171,321

NOTE 14. TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Trade payables	3,087,398	2,724,109
Other payables	381,155	116,474

	3,468,553	2,840,583

NOTE 15. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Derivative financial instruments	33,714	1,488,744

The group has entered into forward exchange contracts which do not satisfy the requirement for hedged accounting. The amount above is the fair value of the forward exchange contracts as at 30 June 2013 and 30 June 2012. These contracts are held with National Australia Bank. These contracts are subject to the risk management policies in note 2.

NOTE 16. EMPLOYEE BENEFITS

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Annual leave	30,800	115,144

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. EMPLOYEE BENEFITS

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Long service leave	5,748	10,328

NOTE 18. CONTRIBUTED EQUITY

			Consolidated
	Note		30 June 2013 A$	30 June 2012 A$
Fully paid ordinary shares	18	(a)	132,665,023	127,050,571
Options over ordinary shares	18	(b)	9,661,954	9,661,954

			142,326,977	136,712,525

As part of the SpringTree convertible loan transaction shares and options were issued by the company to SpringTree in settlement of the loan.

(a) Ordinary Shares			30 June 2013		30 June 2012
	Note		No.	A$	No.	A$
At the beginning of reporting period			1,066,063,388	127,050,571	981,015,629	125,066,002
Shares issued during year	(i	)	77,083,450	6,166,676	25,000	4,000
Exercise of options (Shares issued during the year)	(ii	)	—	—	85,022,759	1,987,500
Transaction costs relating to share issues			—	(552,224)	—	(6,931)

At reporting date			1,143,146,838	132,665,023	1,066,063,388	127,050,571

2013 Details	Note		Number	Issue Price A$	Total A$
Share purchase plan	i	)	77,083,450	0.080	6,166,676
Transaction costs relating to share issues					(552,224)

			77,083,450		5,614,452

2012 Details	Note		Number	Issue Price A$	Total A$
Exercise of PRRO options	ii	)	83,522,759	0.022	1,837,500
Shares for employees	i	)	25,000	0.160	4,000
Exercise of PRRAL options	ii	)	1,500,000	0.100	150,000
Transaction costs relating to share issues					(6,931)

			85,047,759		1,984,569

			Consolidated		Consolidated
			30 June 2013		30 June 2012
(b) Options	Note		No.	A$	No.	A$
At the beginning of reporting period			43,819,149	9,661,954	128,310,452	9,828,999
Options movements during year
Exercise of options	(i	)	—	—	(83,522,759)	(167,045)
(Shares issued during the year)
Expiry of options	(ii	)	—	—	(968,544)	—

At reporting date			43,819,149	9,661,954	43,819,149	9,661,954

2012 Details	Note		Number	Issue Price A$	Total A$
Exercise of PRRO options	ii	)	(83,522,759)	0.002	(167,045)
Expiring of PRRO options	iii	)	(968,544)	—	—

			(84,491,303)		(167,045)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 30.

Unlisted Options

Expiration Date	Exercise Price	Number	Code
9 November 2014	$0.269	1,884,253	PRRAS
8 December 2014	$0.236	1,884,253	PRRAU
12 January 2015	$0.227	1,061,411	PRRAY
12 February 2015	$0.235	1,118,211	PRRAW
18 March 2015	$0.2277	1,075,269	PRRAZ
6 May 2015	$0.2500	500,000	PRRAC
19 May 2015	$0.235	1,055,011	PRRAD
6 December 2013	$0.2000	32,500,000	PRRAL
6 December 2014	$0.100	2,000,000	PRRAL
26 August 2014	$0.100	500,000	PRRAL
1 February 2016	$0.339	740,741	PRRAL
03 November 2014	$0.279	100,000	PRRAL
03 January 2015	$0.2329	100,000	PRRAL
01 August 2015	$0.185	2,800,000	PRRAL
20 February 2016	$0.173	200,000	PRRAL
Total		47,519,149

Listed Options

PRRO represents listed options are traded on the ASX. These unexercised PRRO options expire on 19 June 2017.

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

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximize synergies.

Share purchase plan

In April 2013 the Company undertook a share purchase plan (SPP). This SPP was open to existing shareholders and allowed them to purchase up to $15,000 worth of fully paid ordinary shares in the company. These shares were offered at $0.08 each. The Company intended to issue up to $15 million worth of new ordinary shares in the Company with any shortfall shares from the SPP being offered to institutional and sophisticated investors at the same terms as the SPP.

NOTE 19. RESERVES AND RETAINED EARNINGS

	Consolidated
	30 June 2013 A$	30 June 2012 A$
(a) Reserves
Options issued reserve	1,547,574	—
Foreign currency translation reserve	(153,724)	(118,392)
Share-based payment reserve	488,936	299,412

	1,882,786	181,020

Movement in options issued reserve were as follows:
Opening balance	—	—
Options issued during the year	1,547,574	—

Ending balance	1,547,574	—

Movement in foreign currency translation reserve were as follows:
Opening balance	(118,392)	(1,157)
Currency translation differences arising during the year	(35,332)	(117,235)

Ending balance	(153,724)	(118,392)

Movement in share-based payment reserve were as follows:
Opening balance	299,412	—
Employee options issued during the year	189,524	299,412

Ending balance	488,936	299,412

	Consolidated
	30 June 2013 A$	30 June 2012 A$
(b) Retained Earnings
Movement in retained earnings were as follows:
Opening balance	(99,735,674)	(79,794,714)
Net loss for the year	(15,225,671)	(19,940,960)

Balance	(114,961,345)	(99,735,674)

(c) Nature and purpose of reserves

(i) Share-based payments reserve

The options-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 30.

(ii) Foreign currency translation

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Options issued reserve

In May 2013 the Company announced an options entitlement issue of one option for every 4 shares held by existing shareholders. 77,378,699 options were issued at $0.02 per option with an exercise price of $0.20. The options expire on 19 June 2017. Each option is exercisable for one ordinary share in capital of the Company. These options are exercisable at any time before its expiry date.

NOTE 20. DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Key management personnel compensation

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$
Short-term employee benefits	1,906,670	2,010,586	1,501,781
Post-employment benefits	52,348	73,000	42,602
Termination benefits	149,599	—	—
Share-based payments	185,594	299,412	1,307,814

	2,294,211	2,382,998	2,852,197

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can refer to note 30.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

30 June 2013	Balance at start of the year		Share Purchase Plan (SPP) and shortfall placement	Other changes during the year		Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,622,076		12,687,500	450,000		17,759,576
Mr Albert Wong	3,350,000		187,500	—		3,537,500
Mr Martin Rogers	30,834,179		187,500	[1](10,479,500)		20,542,179
Dr Richard Hammel	10,257,487		187,500	—		10,444,987
Dr Russell Howard	—		—	—		—
Mr Ian Bangs	100,000		—	—		100,000
Mr Matt Lehman	1,100,000 —		412,500 —	105,263 4,400	*	1,617,763 4,400	*
Dr Neil Frazer	112,000 1,000	*	—	—		112,000 1,000	*
Dr Sharron Gargosky	—		—	25,000	*	25,000	*
Mr Marc Voigt	—		312,500	307,500 150	*	620,000 150	*

Total ordinary shares	50,375,742		13,975,000	(9,616,737)		54,734,005

Total ADR	1,000		—	29,550		30,550

*	purchased 29,550 American Depositary Receipts (ADR) traded on the NASDAQ
[1]	related shares sold by the director to the market

30 June 2012	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	275,000	4,622,076
Mr Albert Wong	3,250,000	—	100,000	3,350,000
Mr Martin Rogers	20,821,500	12,345,238	(2,332,559)	30,834,179
Dr Richard Hammel	5,000,000	7,619,047	(2,361,560)	10,257,487
Mr Matt Lehman	100,000	1,500,000	(500,000)	1,100,000
Mr Ian Bangs	—	—	100,000	100,000
Dr Neil Frazer	—	—	112,000 1,000 *	112,000 1,000	*
Dr Sharron Gargosky	—	—	—	—
Mr Marc Voigt	—	—	—	—

Total ordinary shares	33,518,576	21,464,285	(4,607,119)	50,375,742

Total ADR	—	—	1,000	1,000

*	purchased 1,000 American Depositary Receipts (ADR) traded on the NASDAQ

30 June 2011	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	—	4,347,076
Mr Ata Gokyildirim	13,734,000	—	—	13,734,000
Mr Albert Wong	1,600,000	1,250,000	400,000	3,250,000
Mr Martin Rogers	20,821,500	—	—	20,821,500
Dr Richard Hammel	5,000,000	—	—	5,000,000
Mr Phillip Hains	3,061,429	—	(560,000)	2,501,429
Mr Matt Lehman	—	—	100,000	100,000

	48,564,005	1,250,000	(60,000)	49,754,005

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2013	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	10,000,000	—	4,439,894	—	14,439,894	14,439,894	—
Mr Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr Martin Rogers	10,000,000	—	2,500,000	—	12,500,000	12,500,000	—
Dr Richard Hammel	5,000,000	—	—	—	5,000,000	5,000,000	—
Dr Russell Howard	—	—	—	—	—	—	—
Mr Matt Lehman	500,000	1,200,000	404,441	—	2,104,441	904,441	1,200,000
Dr Neil Frazer	2,000,000	—	—	—	2,000,000	2,000,000	—
Mr Ian Bangs	—	450,000	100,000	—	550,000	550,000	—
Ms Deanne Miller	—	—	—	—	—	—	—
Dr Sharron Gargosky	200,000	700,000	—	—	900,000	200,000	700,000
Mr Marc Voigt	—	450,000	78,125	—	528,125	78,125	450,000

	35,200,000	2,800,000	7,522,460	—	45,522,460	43,172,460	2,350,000

30 June 2012	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	10,000,000	—	—	—	10,000,000	10,000,000	—
Mr Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr Martin Rogers	22,345,238	—	12,345,238	—	10,000,000	10,000,000	—
Dr Richard Hammel	12,619,047	—	7,619,047	—	5,000,000	5,000,000	—
Mr Matt Lehman	—	2,000,000	1,500,000	—	500,000	500,000	—
Dr Neil Frazer	2,000,000	—	—	—	2,000,000	1,000,000	1,000,000
Mr Ian Bangs	—	—	—	—	—	—	—
Dr Sharron Gargosky	—	200,000	—	—	200,000	—	200,000
Mr Marc Voigt	—	—	—	—	—	—	—

	54,464,285	2,200,000	21,464,285	—	35,200,000	34,000,000	1,200,000

30 June 2011	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	—	10,000,000		—	10,000,000	10,000,000	—
Mr Ata Gokyildirim	9,964,285	—	—	—	9,964,285	9,964,285	—
Mr Albert Wong	400,000	7,500,000	(400,000)	—	7,500,000	7,500,000	—
Mr Martin Rogers	12,345,238	10,000,000	—	—	22,345,238	22,345,238	—
Dr Richard Hammel	7,619,047	5,000,000	—	—	12,619,047	12,619,047	—
Mr Matt Lehman	100,000	—	(100,000)	—	—	—	—
Dr Neil Frazer	—	2,000,000	—	—	2,000,000	1,000,000	1,000,000

	30,428,570	34,500,000	(500,000)	—	64,428,570	64,428,570	1,000,000

NOTE 22. REMUNERATION OF AUDITORS

The following fees were paid or payable for services provided by MDHC Audit Assurance Pty Ltd in relation to the audit and other services for the year-end 2011 and for PricewaterhouseCoopers (PwC) Australia in relation to the audit for the year-end 2012 and 2013.

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$
PricewaterhouseCoopers Australia
Audit or review of the financial report	257,700	140,000	—
Other consulting	—	11,345	—

	257,700	151,345	—
Non-PwC audit firm
Audit or review of the financial report	—	74,646	45,000
Preparation of the tax return and other consulting	9,841	19,739	148,346

Total remuneration of non-PwC audit firm	9,841	94,385	193,346

	267,541	245,730	193,346

NOTE 23. CONTIGENT LIABILITIES

In March 2004, Cancer Vac Pty Ltd (a wholly owned subsidiary of Prima BioMed Ltd) entered into a Licence and Development Agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding a license under mucin 1 peptide patents. These mucin 1 peptide patents are owned by the Imperial Cancer Research Technology (ICRT) Limited, an English Research Organisation, and were exclusively licensed to Biomira. As part consideration for the Agreement, Biomira became a shareholder of Cancer Vac and milestones and royalties as per the Licence Development Agreement were agreed. The original Agreement was subsequently amended on several occasions. Milestone payments may be payable if milestones are met and under the agreement, royalties may be payable for sales of CVac in a country until the last to expire of a valid claim of a patent covering CVac in that country, and any exclusivity period that is in place in that country for CVac. The ICRT mucin 1 peptide patents are expired in all counties except Canada and the United States. The ICRT patents expire in Canada in 2014 and in the United States in 2018. In October 2013, the Biomira License Agreement was terminated. As of the termination date, we have no obligations to Oncothyreon Inc.

There were no other material contingent liabilities in existence at 30 June 2013 and 30 June 2012.

NOTE 24. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2013 and 30 June 2012.

NOTE 25. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are set out in note 21.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	30 June 2013%	30 June 2012%
Arthron Pty Ltd *	Australia	100.00	100.00
Cancer Vac Pty Ltd	Australia	100.00	100.00
Oncomab Pty Ltd *	Australia	100.00	100.00
Panvax Pty Ltd *	Australia	100.00	100.00
Prima BioMed USA Inc	United States of America	100.00	100.00
Prima BioMed Europe Ltd **	United Kingdom	—	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Prima BioMed GmbH	Germany	100.00	100.00
Prima Biomed AUSTRALIA Pty Ltd	Australia	100.00	100.00
Prima Biomed IP Pty Ltd	Australia	100.00	100.00

*	Companies were deregistered on 31 July 2013
**	Company was dissolved on 12 June 2012

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

Subsequent to year end the Company issued 85,562,500 ordinary shares at a price of $0.08 to certain sophisticated and professional investors. The total proceeds from the issuance of the ordinary shares were $6,845,000.

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$
Loss after income tax expense for the year	(15,225,671)	(19,940,960)	(21,081,167)
Adjustments for:
Depreciation and amortisation	254,024	377,299	64,220
Increase in income tax payable	27,065	—	—
Net fair value loss on available-for-sale financial assets	—	—	555,107
Add back share based payments	189,524	303,412	7,515,322
Add back loss on disposal of assets	—	64,679	—
Unrealised gain on exchange through the profit and loss	(1,446,771)	(116,473)	—
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	79,907	(244,485)	40,995
Decrease/(increase) in inventories	191,726	22,620	(214,346)
Decrease/(increase) in other operating assets	809,055	(1,499,729)	(30,071)
Increase in trade and other payables	627,971	369,371	972,121
(Decrease)/increase in employee benefits	(88,926)	55,153	42,187
(Decrease)/increase in derivative financial instruments	(1,455,030)	1,488,744	(686,682)

Net cash used in operating activities	(16,037,126)	(19,120,369)	(12,822,314)

NOTE 29. EARNINGS PER SHARE

	Consolidated
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$
Loss after income tax	(15,225,671)	(19,940,960)	(21,081,167)
Non-controlling interest	—	—	70

Loss after income tax attributable to the owners of Prima BioMed Ltd	(15,225,671)	(19,940,960)	(21,081,097)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	1,075,381,168	1,037,618,752	563,696,560

Weighted average number of ordinary shares used in calculating diluted earnings per share	1,075,381,168	1,037,618,752	563,696,560

	Cents	Cents	Cents
Basic earnings per share	(1.42)	(1.92)	(3.74)
Diluted earnings per share	(1.42)	(1.92)	(3.74)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Listed options	77,378,699	—
Unlisted options	47,519,149	44,519,149

NOTE 30. SHARE-BASED PAYMENTS

(a) Global Employee Share Option Plan (GESOP)

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

Set out below are summaries of options granted under the GESOP:

2013	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
3 November 2011	3 November 2014	0.279	100,000	—	—	—	100,000	100,000
3 January 2012	3 January 2015	0.233	100,000	—	—	—	100,000	100,000
1 August 2012	1 August 2015	0.185	—	1,600,000	—	—	1,600,000	450,000
16 November 2012	1 August 2015	0.185	—	1,200,000	—	—	1,200,000	—
20 February 2013	20 February 2016	0.173	—	200,000	—	—	200,000	—

Total			200,000	3,000,000	—	—	3,200,000	650,000

Weighted average exercised price		0.189		0.184			0.189

2012	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
3 November 2011	3 November 2014	0.279	—	100,000	—	—	100,000	—
3 January 2012	3 January 2015	0.233	—	100,000	—	—	100,000	—

Total			—	200,000	—	—	200,000	—

Weighted average exercised price		0.256		0.256			0.256

No options expired during the periods covered by the above tables.

There were no share options exercised during the year (2012—$0.256 and 2011 – not applicable). The weighted average remaining contractual life of share options outstanding at the end of the period was 2 years (2012—2.5 years).

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2013 was $0.06 and $0.07 cents per option (2012—$0.08 and 2011 – not applicable). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2013 included:

•	Vested options are exercisable for a period of 24 months after vesting

•	exercise price: $0.185 and $0.173 (2012—$0.279 and $0.233 and 2011 – $0.10 and $0.20)

•	grant date: 1 August 2012, 16 November 2012, and 20 February 2013 (2012—3 November 2011 and 3 January 2012 and 2011 – 6 December 2010) expiry date: 1 August 2015 and 20 February 2016 (2012—3 November 2014 and 3 January 2015 and 2011 – 6 December 2013 and 2014)

•	share price at grant date: $0.12 and $0.13 (2012—$0.17 and $0.16 and 2011 – $0.10)

•	expected price volatility of the company’s shares: 91% and 89% (2012—96% and 97% and 2011 – 72%)

•	expected dividend yield: nil% (2012 – nil% and 2011 – nil%)

•	risk-free interest rate: 2.59%, 2.51%, and 2.88% (2012—3.79% and 3.29% and 2011 – 5.19%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

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

Set out below are summaries of options granted under the ESOP:

2013	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
26 August 2011	26 August 2014	0.10	500,000	—	—	—	500,000	500,000

Total			500,000	—	—	—	500,000	500,000

Weighted average exercised price		0.10					0.10	0.10

2012	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
26 August 2011	26 August 2014	0.10	—	2,000,000	1,500,000	—	500,000	500,000

Total			—	2,000,000	1,500,000	—	500,000	500,000

Weighted average exercised price		0.10		0.10	0.10		0.10	0.10

2011	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
6 May 2010	1 February 2011	0.10	100,000	—	100,000	—	—	—

Total			100,000	—	100,000	—	—	—

Weighted average exercised price		0.10	0.10		0.10

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2013 was $nil (2012—$0.10 and 2011 – $0.10). On the remaining contractual life of share options outstanding at the end of the period was 1 year.

Fair value of options granted

There were no options granted during the year ended 30 June 2013 (2012—$0.127 cents and 2011 – not applicable). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2013 included:

•	Vested options are exercisable for a period of 36 months after vesting

•	exercise price: $nil (2012—$0.10 and 2011 – $0.10 and $0.20)

•	grant date: nil (2012—26 August 2011 and 2011 – 6 December 2010)

•	expiry date: nil (2012—26 August 2014 and 2011 – 6 December 2013 and 2014)

•	share price at grant date: $nil (2012—$0.175 and 2011 – $0.10)

•	expected price volatility of the company’s shares: nil% (2012—97% and 2011 – 72%)

•	expected dividend yield: nil% (2012—nil% and 2011 – nil%)

•	risk-free interest rate: nil% (2012—3.97% and 2011 – 5.19%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

c) Options issued to directors with shareholders’ approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2013	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
6 December 2010	6 December 2013	0.20	—	32,500,000	—	—	32,500,000	32,500,000
6 December 2010	6 December 2014	0.10	—	2,000,000	—	—	2,000,000	2,000,000

Total			—	34,500,000	—	—	34,500,000	34,500,000

Weighted average exercised price		0.194		0.194			0.194	0.194

No options expired during the periods covered by the above tables.

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	30 June 2013 A$	30 June 2012 A$
Share-based payment expense	189,524	303,412

NOTE 31. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2013 A$	30 June 2012 A$	30 June 2011 A$ (Restated)
Loss after income tax	(15,813,154)	(33,498,877)	(19,793,311)
Total comprehensive income	(15,813,154)	(33,498,877)	(19,793,311)

Statement of financial position

	Parent
	30 June 2013 A$	30 June 2012 A$
Total current assets	29,805,323	38,194,528

Total assets	29,811,104	38,209,624

Total current liabilities	1,925,647	1,857,978

Total liabilities	1,931,393	1,868,306

Equity
— Contributed equity	142,326,977	136,712,527
— Reserves	2,036,509	299,412
— Accumulated losses	(116,483,775)	(100,670,621)

Total equity	27,879,711	36,341,318

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at 30 June 2013 and 30 June 2012.

Capital commitments—Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2013 and 30 June 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

PRIMA BIOMED LTD

/s/ Matthew Lehman
By: Matthew Lehman Title: Chief Executive Officer

Date: October 30, 2013

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

4.1	Convertible Loan Agreement between Prima BioMed and SpringTree Global Opportunities Fund, LP, dated July 20, 2009	20-F	001-35428	4.1	2/13/12

4.2	Amendment Deed between Prima BioMed and SpringTree Special Global Opportunities Fund, LP, dated January 10, 2011	20-F	001-35428	4.2	2/13/12

4.3*	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011 (terminated effective October 1, 2013)	20-F	001-35428	4.3	10/3/12

4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12

4.4.1#	Deed of Novation between The MacFarlane Burnet Institute for Medical Research and Public Health Ltd, Prima BioMed and Cancer Vac Pty Ltd, dated April 18, 2012

4.5*	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Forderungder angewandaten Forschung e.V., dated July 4, 2012	20-F	001-35428	4.5	12/3/12

4.6*	License and Development Agreement between Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12

4.6.1#	Termination Agreement between Oncothyreon Inc, Prima BioMed and Cancer Vac Pty Ltd, dated October 2, 2013

4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12

4.8*	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12

4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12

4.10+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12

4.11+#	Prima Executive Incentive Plan

4.12+#	Amended Employment Agreement between Prima BioMed and Neil Frazer, effective March 31, 2013

4.13+#	Amended Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective September 1, 2012

4.14+	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011	20-F	001-35428	4.14	10/3/12

4.15+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.16+#	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012

4.16.1+#	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013

4.17+#	Deed of Settlement and Release between Prima BioMed and Ian Bangs, dated October 25, 2012

12.1#	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2#	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

13.2#	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

16.1	Letter regarding change in certifying accountant	20-F	001-35428	16.1	10/3/12

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

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