Form 20-F
period 2014-06-30
Prima BioMed Ltd
filed 2014-09-24
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2014

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

Marc Voigt, Chief Executive Officer and Chief Financial Officer

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

The number of ordinary shares, as of June 30, 2014 1,228,709,341

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

ii

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with the U.S. Securities Exchange Commission that was declared effective on April 12, 2012 and our American Depositary Shares, or ADSs, were listed on the NASDAQ Global Market, or NASDAQ, under the symbol “PBMD” on April 16, 2012. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs, each of which represents 30 of our ordinary shares. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Prima BioMed” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

CVac is our trademark. Any other trademarks and trade names appearing in this Annual Report on Form 20-F are owned by their respective holders.

FINANCIAL AND OTHER INFORMATION

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

A. Selected Financial Data

Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board and Australian equivalents to IFRS as developed by the Australian Accounting Standards Board, or AASB. Compliance with Australian Accounting Standards ensures that the financial statements and notes also comply with IFRS.

The following selected consolidated financial data as of June 30, 2014 and 2013 and for the fiscal years ended June 30, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2012, 2011, and 2010 and for the fiscal years ended June 30, 2011 and 2010 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2014	2013	2012	2011	2010
	(in A$, except share amounts)
Other income	3,140,066	4,005,394	4,202,567	1,066,196	523,734
Depreciation & amortization	(446,360)	(254,024)	(377,299)	(64,287)	(53,039)
Research & development and intellectual property	(11,930,857)	(14,005,259)	(15,118,816)	(9,531,163)	(5,124,522)
Corporate administrative expenses	(4,092,623)	(4,851,195)	(5,977,619)	(5,600,988)	(5,816,006)
Loss on foreign exchange	—	—	(1,181,049)	—	—
Finance expenses	—	—	—	(6,395,818)	(6,946,628)
Impairment of assets	—	—	—	(555,107)	—
Changes in fair value of derivative financial instruments	—	(33,714)	(1,488,744)	—	—
Net loss on financial liabilities at fair value through profit or loss	—	—	—	—	(528,846)
Other expenses	—	—	—	—	(15,280)
Income tax expense	(13,607)	(86,873)	—	—	—

Net loss	(13,343,381)	(15,225,671)	(19,940,960)	(21,081,167)	(17,960,587)

Loss per share – basic and diluted	(0.0109)	(0.0142)	(0.0192)	(0.0374)	(0.0360)

Weighted average number of ordinary shares outstanding – basic and diluted	1,220,083,929	1,075,381,168	1,037,618,752	563,696,560	499,567,326

Consolidated Balance Sheet Data:

	As of June 30,
	2014	2013	2012	2011	2010
	(in A$)
Cash and cash equivalents	14,200,042	22,023,143	16,991,716	45,918,552	5,638,342
Working capital	21,912,972	28,248,167	36,458,512	54,525,711	14,369,705
Total assets	25,377,955	32,814,298	41,612,671	57,640,661	18,050,291
Long-term debt	—	—	—	—	—
Total shareholders’ equity	22,592,320	29,248,418	37,157,871	55,099,130	15,839,939
Contributed equity	149,014,372	142,326,977	136,712,525	134,895,001	74,534,413

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the historical daily exchange rates of the Australian dollar by the Reserve Bank of Australia (RBA).

Exchange rate as of August 31, 2014: A$1.00 is US$0.9349

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2010	0.8567	0.8820	0.9405	0.7723
2011	1.0670	0.9870	1.0958	0.8323
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716

Month	High	Low
	US$	US$
July 2013	0.9295	0.9037
August 2013	0.9216	0.8909
September 2013	0.9496	0.8969
October 2013	0.9672	0.9369
November 2013	0.9518	0.9087
December 2013	0.9151	0.8836
January 2014	0.9036	0.8716
February 2014	0.9057	0.8755
March 2014	0.9270	0.8912
April 2014	0.9414	0.9219
May 2014	0.9401	0.9235
June 2014	0.9439	0.9260
July 2014	0.9458	0.9324
August 2014	0.9353	0.9246

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

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain. Unless we are able to generate sufficient product revenue, we will continue to incur losses from operations and may not achieve or maintain profitability. As of June 30, 2014, we had an accumulated deficit of approximately A$128 million. At this point we do not have any products that generate revenue. We will continue to incur losses from operations and we expect the costs of drug development to increase over the next years as more patients are recruited to our trials and potential commercialization draws near. In particular, we will continue to incur significant losses in carrying out clinical trials of CVac necessary for regulatory approval. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable. Our current or any future product candidate may not be successfully developed, and if successfully developed, may not generate sufficient revenue to enable us to be profitable.

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

We have been incurring losses and will continue to do so as we expand our drug development program. Our actual cash requirements may vary from those now planned and will depend upon many factors, including: the continued progress of our research and development programs; the timing, costs and results of clinical trials; the cost, timing and outcome of submissions for regulatory approval; the commercial potential of our product candidate; our ability to increase manufacturing capabilities; the status and timing of competitive developments; and potential acquisitions or other strategic corporate transactions.

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

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. We may conduct lengthy and expensive clinical trials of our product candidate, only to learn that the product candidate is not an effective treatment or not sufficiently safe. A number of companies in the biotechnology industry have suffered significant setbacks in Phase III clinical trials, even after promising results in earlier trials. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could require that a clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidate or generate revenue and our business may be harmed.

If we do not obtain the necessary regulatory approvals we will be unable to commercialize our pharmaceutical product candidate. Even if we receive regulatory approval for CVac, profitability will depend on our ability to generate revenue from the sales or the licensing of our technology.

The clinical development, manufacturing, sales and marketing of our product, CVac is subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. These regulations vary in important and meaningful ways from country to country. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application, or BLA, or equivalents in other jurisdictions, regulatory approval is never guaranteed. The U.S. Food and Drug Administration, or FDA, and other regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere, exercise substantial discretion in the drug approval process. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve of our third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

CVac is currently undergoing clinical trials, however, successful results in the trial and in the subsequent application for marketing approval are not guaranteed. If we are unable to obtain regulatory approvals we will not be able to generate revenue from CVac. Even if we receive regulatory approval, our profitability will depend on our ability to generate revenues from the sale of CVac or the licensing of our technology that will offset the significant and continuing expenditure required for us to advance our research, protect and extend our intellectual property rights and develop, manufacture, license, market, distribute and sell our technology and product candidate successfully.

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

To the extent we rely significantly on contractors, we will be exposed to risks related to the business and operational conditions of our contractors.

We are a small company, with few internal staff and no capital facilities. As of June 30, 2014 we only had 31 employees. We rely on a variety of contractors to manufacture our products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

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

An important element of our strategy for developing, manufacturing and commercializing our product candidate is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants to advance our programs and enable us to maintain our financial and operational capacity. We may not be able to negotiate alliances on acceptable terms, if at all. Although we are not currently party to any collaborative arrangement or strategic alliance that we believe is material to our business, in the future we may rely on collaborative arrangements or strategic alliances to complete the development and commercialization of our product candidate. Although we have no specific reason to believe that we will be at a disadvantage when negotiating such collaborative arrangements or strategic alliances, our negotiating position will be influenced by our financial capacity at the relevant time to continue the development and commercialization of the relevant product candidate, as well as the timing of any such negotiations and the stage of development of the relevant product candidate. These arrangements may result in us receiving less revenue than if we sold such products directly, may place the development, sales and marketing of our products outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us. Collaborative arrangements or strategic alliances will subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidate;

•	our strategic partner/collaborators may experience financial difficulties;

•	we may be required to relinquish important rights such as marketing and distribution rights;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidate.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have obtained key man insurance for our chief executive officer. Our former chief executive officer was replaced after the end of the business year without any interruption to the ongoing business.

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

A key component of CVac manufacture is mononuclear cells (a type of blood cell) obtained from each patient, as CVac is made specifically for each patient. To obtain mononuclear cells, we use a process called apheresis, which requires specially trained technicians using qualified processes on a COBE® Spectra or Spectra Optia machine from Terumo BCT. We have invested significant time and money into the training and quality control procedures for mononuclear cell collections. However, if we are unable to identify and train appropriate technicians in sufficient number, or if the equipment becomes obsolete, or if kits are no longer supplied by the manufacturer, and we are unable to arrange for qualified substitutes, the continued development and any future commercialization of CVac may be delayed.

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

If we are unable to secure critical reagents from our current suppliers the continued development and any future commercialization of our product candidate may be delayed if regulatory authorities require any comparability testing or bridging studies to be performed.

Future sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that CVac may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	cost-effectiveness compared to existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payers;

•	prevalence and severity of adverse side effects; and

•	other advantages over other treatment methods.

Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend our products which would adversely affect our potential revenues and future profitability.

If healthcare insurers and other organizations do not pay for our products or impose limits on its reimbursement, our future business may suffer.

Our product candidate may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

Successful commercialization of our product candidate will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidate may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the price for our product candidate decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We face product liability exposure related to the testing of our product candidate in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once we begin marketing, distribution and sales of our products commercially. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidate;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize our products and product candidate. If there is a claim made against us or some other problem that is attributable to our products or product candidate, our share price may be negatively affected. Even if we were ultimately successful in product liability litigation, the litigation would consume substantial amounts of our financial and managerial resources and may create adverse publicity, all of which would impair our ability to generate sales of our product candidate. We may incur substantial liabilities or be required to limit development or commercialization of our product candidate if we cannot successfully defend ourselves against product liability claims. Such coverage may not be available in the future on acceptable terms, or at all. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity and force us to devote significant managerial and financial resources to those matters, and the commercialization of our product candidate may be delayed or severely compromised.

We rely on a number of third party researchers and contractors to produce, collect, and analyze data regarding the safety and efficacy of our product candidate. We have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analyzed incorrectly. If a claim is made against us in conjunction with the research testing activities, our share price may be negatively affected. We may be at risk of needing to redo testing at a significant cost. We could face additional liability beyond our insurance limits if testing mistakes were to endanger any human subjects. Liability claims due to errors or omissions in human testing may result in injury to our reputation in the eyes of scientists, doctors, regulators, and patients.

We are currently taking advantage of certain exemptions from having to comply with the Sarbanes-Oxley Act due to our status as an “emerging growth company”.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Accordingly, this allows us to postpone the date by which we must comply with some of the laws and regulations that are otherwise applicable to public companies and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares or ADSs.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. As a result, our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting for so long as we qualify as an “emerging growth company,” which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Similarly, so long as we qualify as an “emerging growth company,” we may elect not to provide investors with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended; (ii) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our ordinary shares or ADSs held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We cannot predict if investors will find our ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares or ADSs less attractive as a result, there may be a less active trading market for such shares, and our stock price may be more volatile and may decline.

Risks Related to Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technology.

Any future success will depend in large part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

Moreover, any of our pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S., the EU, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the EU, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, such that we could be required to litigate with or obtain licenses from third parties in order to develop or market our products. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our commercial success depends upon our ability and the ability of our potential collaborators to develop, manufacture, market and sell CVac or other product candidates without infringing valid intellectual property rights of third parties. If a third-party intellectual property right exists that covers the composition of CVac or the uses and dosages that the regulatory authorities approve for CVac, we may not be in a position to commercialize CVac unless we successfully pursue litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

It is possible that we are unaware of all patents or applications relevant to the manufacture, use or commercialization of CVac. For example, we have not conducted a recent freedom to operate search in connection with CVac and its use to treat cancer. Any freedom to operate search previously conducted may not have uncovered all relevant patents and patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing CVac. For example, U.S. applications filed before November 29, 2000 and certain U.S. applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States (filed November 29, 2000 or later) and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering CVac or its use to treat cancer could have been filed by others without our knowledge. In addition, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover CVac or the use of CVac. As a result, we do not know whether the manufacture, use, or commercialization of CVac or any of our other product candidate will infringe any third-party patents with valid claims that have been or will in the future be issued.

Third-party intellectual property right holders, including our competitors, may bring infringement claims against us. We may not be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims or otherwise resolve such claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from, or experience substantial delays in, marketing our product candidate.

If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing CVac or other product candidates we may develop that are held to be infringing, for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe such third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

If we infringe the intellectual property rights of third parties, it may increase our costs or prevent us from the commercialization of our product candidate.

There is a risk that we are or may infringe other proprietary rights of third parties of which we are unaware. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. To date, we have not been involved in any such third-party claims and, except as stated above, we are not aware that our product candidate infringe the intellectual property rights of third parties. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

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

We may become involved in lawsuits to protect and defend our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent’s claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. The effects of patent litigation or other proceedings could therefore have a material adverse effect on our ability to compete in the marketplace.

Confidentiality and invention assignment agreements with our employees, advisors and consultants may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, advisors and consultants to enter into confidentiality and invention assignment agreements with us. However, current or former employees, advisors and consultants may unintentionally or willfully disclose our confidential information to competitors, and confidentiality and invention assignment agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality and invention assignment agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

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

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to CVac but that are not covered by our intellectual property rights.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

•	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that any pending patent applications that we have filed, or will file, will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	Ownership of our patents or patent applications may be challenged by third parties.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidate.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

•	Nautilus, Inc. v. Biosig Instruments, Inc. (2014), where the Court imposed a stricter requirement for clarity of claim language than previously applied by the Federal Circuit, thereby making it easier to invalidate patents for insufficiently apprising the public of the scope of the invention.

•	Limelight Networks, Inc. v. Akamai Technologies, Inc. (2014), where the Court articulated a standard for inducement of infringement that makes it more difficult to establish liability for inducing infringement of a multi-step method claim that is performed by multiple parties.

•	Association for Molecular Pathology v. Myriad Genetics, Inc. (2013), where the Court held that isolated naturally-occurring DNA is patent ineligible subject matter.

•	KSR v. Teleflex (2007), where the Court decided unanimously that the Federal Circuit Court had been wrong in taking a narrow view of when an invention is “obvious” and thus cannot be patented.

•	EBay Inc. v. MercExchange, LLC (2006), where the Court heightened the standard for an injunction after a finding of patent infringement.

•	Merck KGgA v. Integra Lifesciences (2004), where the Court adopted an expansive interpretation of the activities associated with regulatory approval exempt from patent infringement.

In addition, the America Invents Act, or AIA, has been recently enacted in the United States, resulting in significant changes to the U.S. patent system. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the combination of the U.S. Supreme Court decisions and AIA has created uncertainty with respect to the value of patents, once obtained. A few highlights of changes to U.S. patent law under the AIA are:

•	Under the AIA, a patent is awarded to the “first-inventor-to-file” rather than the first to invent.

•	There is a new definition of prior art which removes geographic and language boundaries found in the pre-AIA law. At the same time, certain categories of “secret” prior art have been eliminated.

•	The AIA introduced new procedures for challenging the validity of issued patents: post-grant review and inter partes review.

•	Patent owners under the AIA may now request supplemental examination of a patent to consider, reconsider, or correct information believed to be relevant to the patent.

•	The AIA allows third parties to submit any patent, published application, or publication relevant to examination of a pending patent application with a concise explanation for inclusion during prosecution of the patent application.

The “first-inventor-to-file” system and the new definitions of prior art apply to U.S. patent applications with claims having an effective filing date on or after March 16, 2013. Until at least 2034, patent practice will involve both pre-AIA and AIA laws.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Changes in patent law or patent jurisprudence could limit our ability to obtain new patents in the future that may be important for our business.

We may face difficulties in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange has ranged from as low as A$0.03 to a high of A$0.20. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of our product candidate;

•	regulatory actions in respect of any of our products or the products of any of our competitors;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect the willingness of investors to hold our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2014, our ordinary shares traded on the ASX from low of A$0.03 to a high of A$0.11 per share. In fiscal 2013 our ordinary shares traded on the ASX from low of A$0.06 to a high of A$0.20 per share. Under ASX listing rules our shares may not trade below A$0.001 per share. The low trading price of our ordinary shares may adversely affect the willingness of investors to hold our ADSs.

We may be a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are currently a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ADSs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

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

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with fiscal year ended on June 30, 2013, we have performed system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have in prior fiscal years identified material weaknesses that have been remediated. If we identify material weaknesses in future periods or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be restated, we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

Our ordinary shares are listed on three separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

Our ordinary shares are listed and traded on the ASX, NASDAQ and the Frankfurt Stock Exchange. Price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the three markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in our share prices on either exchange and the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other markets without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Further, if we are unable to continue to meet the regulatory requirements for listing on the ASX, NASDAQ or the Frankfurt Stock Exchange, we may lose our listing on any of these exchanges, which could impair the liquidity of our shares.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. Our expenses will be denominated in Australian dollars, U.S. dollars and European euro. In the last two years, the Australian dollar has, as a general trend, appreciated against the U.S. dollar and European euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2014, we made foreign exchange gains as a result of currency fluctuations of A$0.4 million. In fiscal 2013 our foreign exchange gain was A$1.4 million.

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

NASDAQ may delist our ADSs from trading on its exchange which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

We may in the future fail to comply with the NASDAQ Global Market regulations and listing requirements as to minimum stockholders’ equity, minimum market value, minimum total assets and revenue, minimum bid price, minimum public float and other requirements (the “NASDAQ Listing Requirements”), and as a result NASDAQ may initiate procedures to delist our ordinary shares from the NASDAQ Global Market.

In the past 52-weeks, our ADSs have been trading in a range from $0.82 to $1.95 per share, and the longest period below $1.00 was for 6 business days from October 9, 2013 through October 16, 2013, inclusive. Under NASDAQ’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by NASDAQ. If we fail to meet the continued listing criteria under the Rule or any of the NASDAQ Listing Requirements, our ordinary shares may be delisted from trading on the NASDAQ Global Market.

Delisting from the NASDAQ Global Market could have an adverse effect on our business and on the trading of our ADSs. If a delisting of our ADSs were to occur, such shares may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in our ADSs as well as significantly impact the price and liquidity of our ADSs. Any such delisting may also severely complicate trading of our ADSs by our shareholders, or prevent them from re-selling their ADSs at/or above the price they paid. Furthermore, our relatively low trading volume on the NASDAQ Global Market may make it difficult for shareholders to trade ADSs or initiate any other transactions. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Prima BioMed is a global leader in the development of personalized bio-therapeutic products for cancer. Our key product candidate in development is CVac™, an autologous dendritic cell based product in clinical trials for late stage ovarian cancer patients in complete remission.

Our registered office is located at Level 7, 151 Macquarie Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 9276 1224. Our address on the Internet is www.primabiomed.com.au. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

Fiscal 2012

In August 2011, the Saxony Development Bank of the German State of Saxony, or SAB, awarded a grant of up to EUR 4.1 million to support clinical trials of CVac in Europe. Part of this grant is paid directly to Prima BioMed GmbH as reimbursement for eligible development costs. The majority of the grant is paid to the Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., or Fraunhofer Institute, as reimbursement for CVac manufacturing costs to support clinical trials in Europe. The amounts paid to the Fraunhofer Institute reduce the costs incurred by Prima BioMed for manufacturing CVac in Europe. In the event the SAB does not reimburse the Fraunhofer Institute for their eligible manufacturing costs, Prima BioMed GmbH is obligated to pay the Fraunhofer Institute for contract manufacturing costs.

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

On April 16, 2012, we commenced trading on the NASDAQ Stock Market of American Depositary Shares (ADSs). Every one ADS represents 30 ordinary fully paid shares. Prima BioMed’s NASDAQ listing is a Level II ADR compliance listing. Bank of New York Mellon is Prima BioMed’s deposit agent for converting our common shares into ADSs. A registration statement relating to the ADSs was filed with, and declared effective by, the U.S. Securities and Exchange Commission.

In June 2012, we announced that we would list our ADSs on the Entry Standard of the Frankfurt Stock Exchange as of June 5, 2012.

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

In February 2013, we received A$1.4 million in cash rebate from the Australian federal government’s R&D tax incentive program. The cash rebate was provided essentially for expenditures incurred on eligible Australian R&D activities conducted foremost on CVac clinical trials and manufacturing during the 2011/12 financial year. Additionally, we have received A$206,605 from the SAB as a reimbursement for CVac clinical trial costs incurred in Europe.

In February 2013, we announced that we had commenced recruitment of patients into the CANVAS (CANcer VAccine Study) trial in Europe.

In March 2013, the SAB approved a grant of up to EUR 3.8 million to support phase 2 clinical trials of CVac in up to three new cancer indications as well as several manufacturing optimization programs. The majority of the grant is paid to the Fraunhofer Institute as reimbursement for CVac manufacturing costs to support clinical trials in Europe.

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

Fiscal 2014

In September 2013, we announced top-line results of our CAN-003 phase 2 trial of CVac for the treatment of epithelial ovarian cancer patients in remission after first or second line treatment. Results indicated that CVac was well tolerated by patients, with only one serious adverse event considered possibly related to CVac treatment. The majority of adverse events were considered mild and transient in nature. Evaluation of immunological responses to CVac indicated no humoral or antibody responses as expected and importantly CVac induced a cellular T cell response in patients. The estimate of median progression-free survival at that time resulted in no observed difference between the CVac treated patients and the control arm on the CAN-003 study when looking at the first and second remission patients as a single group. The efficacy of CVac was evaluated by determining the progression free survival (PFS) and overall survival (OS). PFS was measured from the date of randomization to the earlier of the date of documented disease progression or death from any cause. Initial top line PFS data indicated divergent trends for the first and second remission populations. It was too early to make conclusions about CVac’s effect on overall survival. As of the date of analysis, eight study patients out of 58 (5 of the initial 63 patients enrolled had withdrawn their consent) were confirmed to be deceased. We anticipate, based on projecting current trends, that the overall survival data will be interpretable by approximately the end of calendar year 2014.

The phase 2/3 CANVAS trial was a trial in first remission patients who in the CAN-003 top line data appeared to show no benefit with respect to PFS and an unknown benefit with respect to OS. Additionally the CANVAS trial evaluates PFS as the primary efficacy endpoint. Prima BioMed suspended enrolment of new patients in the CANVAS trial while the CAN-003 data was reconciled and data queried and cleaned to permit amendment of the CANVAS trial based on accurate data from the CAN-003 trial. Patients screened and enrolled into the trial were permitted to remain in the trial.

In November 2013 we announced updated progression-free survival data from the CAN-003 protocol. In 20 patients in second remission on the CAN-003 trial, CVac conferred approximately a 50% increase in progression free survival as compared to patients receiving observation only (7.69 months versus 5.14 months; HR=0.41; p=0.09).

Based on these results we announced plans to move forward with an amended CAN-004 trial protocol in 210 patients for the maintenance treatment of platinum sensitive, epithelial ovarian cancer in patients in second line remission. We also announced our plans to move forward with an up to 40-patient pilot, multicenter, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients.

In January and February 2014, the Company announced the approval by regulators of the amended CAN-004 protocol initially in Belgium and then subsequently in multiple jurisdictions including Latvia, Lithuania, Bulgaria, Ukraine and Belarus.

On the 21 February 2014, the first commercial transaction for Prima BioMed and CVac was announced with the signing of a Licensing and Distribution Agreement with the Neopharm Group in Israel.

In March 2014 the company received an AU$1.6 Million dollar Research and Development tax incentive refund from the Australian Government to offset the expenses of research and development conducted within Australia in the 2013 financial year.

In March 2014, Prima BioMed was removed from the S&P ASX 300 listing after S&P’s March Quarterly Rebalancing review.

In May, it was announced that Prima BioMed had been awarded fast track designation for CVac by the US Food and Drug Administration. The FDA’s “fast track” process is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need. However, there can be no assurance that CVac will be reviewed or approved (if at all) more expeditiously than would otherwise have been the case. Please see the section titled “Regulatory Authorities—Fast Track Designation.”

The final progression free-survival (PFS) data was accepted for oral presentation at the 2014 American Society for Clinical Oncology (ASCO) Conference on 31st May 2014. ASCO is among the world’s largest annual scientific events in the oncology community. It was reported that CVac demonstrated a clinically meaningful improvement in progression free survival (PFS) over standard of care in second remission ovarian cancer patients in the CAN-003 protocol. Final PFS analysis from CAN-003 indicated even stronger trends toward improved clinical outcomes for CVac treated patients than topline data announced in September 2013 had suggested. In second remission patients (n=20) from CAN-003, median PFS for CVac was estimated to be greater than 12.91 months, compared to median PFS of 4.94 months for the control group (hazard ratio=0.32; p=0.04). Consistent with conclusions drawn from the previous top-line data analysis PFS was not improved for CVac patients in first remission (hazard ratio=1.18; p=0.69).

In late May, Prima BioMed received notification from the US patent office that its patent for treating patients with CVac had been allowed. This patent proceeded to be granted in July 2014 and was given a patent term extension of almost 4 years providing for patent protection in the US for this patent until at least August 2022.

Interim overall survival (OS) for CAN-003 was announced in June 2014 In second remission patients (n=20) from CAN-003, median OS for control group patients was 26.25 months while a median for CVac patients was not yet reached after 30 months (hazard ratio=0.17; p=0.07). Medians for the control group and CVac treated patients had not yet been reached for first remission patients. Further OS data updates are expected in late 2014.

On 9 July 2014, it was announced that Mr. Marc Voigt would replace Mr. Matthew Lehman as the CEO of Prima BioMed. Mr. Lehman remains as an advisor to the company and has been instrumental in designing a clinical development plan for the company. Mr. Voigt has been with Prima BioMed since 2012 as the Chief Financial Officer and Chief Business Officer and an employee of its German subsidiary since 2011, where he currently serves as a Managing Director. The shift in focus of the operations of the company to Germany due to the SAB grant support made it more practicable for Mr. Voigt to take over as CEO. In addition, Mr Voigt has over the past three years as the head of our European Operations, forged strong relationships within the European medical industry. During his role as CBO and CFO he has gained an excellent knowledge of both the operational and financial aspects of the business and he has a strong investment and transactional background within the biotechnology sector. Based in Germany, he is ideally placed to assume the responsibilities as CEO.

B. Business Overview

Background

Prima BioMed is a global leader in the development of personalized bio-therapeutic products for cancer. Our key product candidate in development is CVac™, an autologous dendritic cell based product in clinical trials for late stage epithelial ovarian cancer patients in complete remission. As we announced in this past fiscal year, we intend to explore the potential of CVac in resectable pancreatic cancer patients in a small pilot trial.

Operations Summary

Prima BioMed has small administrative offices in Sydney, Australia; Redwood City (which is expected to be closed during FY 15), USA and Berlin, Germany. We have a facility in Leipzig, Germany for management of our supply chain and logistics. Our contract manufacturing facilities for production of CVac are located in Melbourne, Australia; Mountain View, California; and Leipzig, Germany.

As of June 30, 2014, we employed 31 people. Our internal staff manages finances, business development, intellectual property, CVac product development, manufacturing, and CVac clinical development. We make extensive use of outside contractors and consultants to help manage manufacturing and clinical trials.

CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission

Prima BioMed’s lead program is the treatment of epithelial ovarian cancer patients who are in complete remission. Currently we are targeting patients in second remission. This area represents a significant medical need due to the high relapse rates and high morbidity associated with the disease. Prima BioMed has obtained orphan indication designation in both the United States and Europe, which confers advantages to the Company such as reduced regulatory fees and market exclusivity after product approval. Please see the section titled “Regulatory Authorities—Orphan Drug Designations.” Fast track designation was also granted in the US in May 2014, which allows for expedited review of data. Please see the section titled “Regulatory Authorities—Fast Track Designation.”

The Company estimates a potential market for CVac in the initial target indication of second line remission epithelial ovarian cancer patients alone of up to 25,000 new patients per annum in the “major markets” of the United States, Australia, Japan, United Kingdom, Germany, France, Italy, and Spain, as well as significant additional opportunities in other global markets.

CAN-003 Phase 2 Study

In October and November 2012, we reported positive interim data from our ongoing phase 2 trial of CVac as maintenance treatment of epithelial ovarian cancer (the CAN-003 study). Data suggested that CVac has minimal side effects and none of the toxicity one would expect with more traditional cancer therapies. We saw encouraging trends of increasing PFS and OS for patients on trial for patients receiving CVac versus the control group. PFS or OS analysis were not performed as the data was too immature. In the immune monitoring completed for the first cohort of seven patients tested, we also saw that CVac induces a killer T cell response that was specific to mucin 1 (this is the antigen target on the cancer cells).

In September 2013, we announced top-line results of our CAN-003 trial. Results indicate that CVac was well tolerated by patients, with only one serious adverse event marked as possibly related to CVac treatment. The majority of adverse events were considered mild and transient in nature. While there was expected biological variability, trial data indicate that CVac induced a T cell response specific to mucin 1. This is considered to be a positive signal of the immune activity of CVac. The estimate of progression-free survival of the entire ovarian cancer patient trial population resulted in no observed difference between the CVac treated patients and the control arm on the CAN-003 study.

As of the time of CAN-003 top-line analysis, it was considered too early to make conclusions about CVac’s effect on overall survival. We anticipate, based on projecting current trends, that the overall survival data would be interpretable by approximately the end of calendar year 2014.

CAN-004 Phase 2/3 Study (“CANVAS”)

The CANVAS trial was designed to assess CVac in patients in first remission and to evaluate PFS as the primary endpoint. Based on the topline CAN-003 data indicating that first remission patients showed no measurable benefit with respect to PFS and an unknown benefit with respect to OS, Prima BioMed suspended enrollment of new first remission patients on to that trial. The protocol was reviewed by advisors and key opinion leaders and amended to focus on second line remission patients based on the CAN-003 data. In order to minimize costs while maintaining feasibility we consolidated our operations and manufacturing into Europe. The amended protocol was submitted to the relevant regulators within each country we were intending to conduct our clinical trials and ethics committees for approval, clinical centers were re-educated and trained on the new protocol and, subsequently, enrolment is underway.

CAN-301 phase 2 pancreatic trial

In November 2013, we announced our plans to move forward with a 40-patient pilot, multicenter, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients to assess OS, PFS, adverse events, and immune monitoring. CAN-301 is a Phase 2 Trial of CVac (in patients with Resected Stage I or Stage II Adenocarcinoma (Cancer) of the Pancreas, which has been designed as a pilot study to initially assess: a) the safety and tolerability of CVac; b) duration of PFS and OS following the initiation of CVac administration; c) to evaluate the time to next treatment (TTNT); d) to evaluate immunologic response to CVac administration in this patient population; e) to investigate biomarkers, including tumor and immune characteristics, of clinical efficacy of CVac in this patient population; and f) to assess the change in quality of life (QoL) following the initiation of CVac administration in this patient population.

Personalized Immunocellular Therapeutics

To successfully produce and develop a personalized immunocellular therapeutic such as CVac, we have made significant investments in the technology and manufacturing processes that underpin our business. During fiscal 2014, we continued our efforts to optimize the four key aspects of our operational platform: (1) supply and logistics management, (2) product processing, (3) product formulation and stability, and (4) quality control. We also conducted a number of additional optimization testing programs to continuously improve and maintain our leadership in this space. These tests included transport and packaging optimization, evaluation of different cell collection systems, evaluation of different culture media conditions, optimization of wash and concentration processes, optimization of formulation and filling processes, optimization of finished packaging, validation of quality control analytical methods for CVac, and in vivo dendritic cell tracking studies.

A significant part of the costs of these optimization testing programs have been co-funded by collaboration partners, most importantly the SAB and the Peter MacCallum Cancer Center in Melbourne, Australia.

Strategic Focus

Since June 30, 2013, we have no longer continued our previous funding of early stage research into the use of super critical fluid technology for its potential applications in the reformulation of oral vaccines. While we believe the concept holds promise, the research remains too early-stage to have any practical applications that fit into our core business strategy. We remain focused on the successful clinical development of CVac as a potential treatment for ovarian cancer and resectable pancreatic cancer. Other cancer indications may be explored in the future. In addition, we intend to constantly improve the CVac manufacturing and supply process.

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

In addition, CVac’s designation as an orphan product in ovarian cancer indications in the United States and Europe could give us market exclusivity for 7 and 10 years, respectively, in those regions. During the seven-year period in the United States, the FDA may not finally approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Please see the section titled “Regulatory Authorities—Orphan Drug Designations.”

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

While we have applied and will continue to file for protection as appropriate for our therapeutic products and technologies, we cannot be certain that any future patent applications filed by the company, or licensed to us, will be approved, or that Prima BioMed will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. Prima BioMed cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

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

CVac is a registered trademark in Australia, the United States, Europe, New Zealand, China, and the UAE.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2014) and a brief description of their respective subject matter.

Patent Family	Title	Status	Expires
Family 1
Mannan fusion	Composition of matter patent—Mucin-Mannan conjugates, antigen carbohydrate compounds, or mucin-1 derived antigens and their use in immunotherapy.	Granted in Australia, Canada, Japan, USA (x3), UK, Italy, France, Germany, Ireland.	2014 (Expires in November 2014 for US & Canada and in December for Australia. Already expired in other jurisdictions.*)

Family 3
Ex vivo cell therapy	Method of producing dendritic cells pulsed with MFP (family 1).	Granted in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Ireland, Japan (x2), Luxemburg, Spain, Sweden, Switzerland, Netherlands, Canada, USA and UK.	2018 (expires 2022 in USA)

*	Expiration of patent family 1 means Prima BioMed no longer has a right to sue a third party for damages if they commercially produce the oxidized mannan fusion protein (M-FP) component of the CVac vaccine that contains the mucin 1 antigen. However, we do not believe that the expiration of family 1 patents will be a significant threat to Prima BioMed in the area of autologous dendritic cell therapy because while a third party may be able to commercially produce this component, it would not be able to use it to treat dendritic cells or to reintroduce these treated dendritic cells back into patients. This component of the vaccine is still protected by the family 3 patents. We also believe that it would be difficult for a third party to produce M-FP regardless of patent protection, given the substantial proprietary manufacturing know-how Prima BioMed has developed.

Material Contracts Related to Intellectual Property and Commercialization

Biomira License Agreement

In March 2004, Cancer Vac Pty Ltd (a wholly owned subsidiary of Prima BioMed Ltd) entered into a Licence and Development Agreement with a Canadian company. Biomira Inc. (now known as Oncothyreon Inc.), regarding a license under mucin 1 peptide patents. These mucin 1 peptide patents are owned by the Imperial Cancer Research Technology (ICRT) Limited, an English Research Organisation, and were exclusively licensed to Biomira. As partial consideration for the Agreement, Biomira became a shareholder of Cancer Vac Pty Ltd and milestones and royalties as per the Licence Development Agreement were agreed. The original Agreement was subsequently amended on several occasions.

In October 2013, the Biomira License Agreement was terminated. As of the termination date, we had no further obligations to Oncothyreon Inc.

ARI License Agreement

In May 2001, a Technology License Agreement between the Burnet Institute (the Austin Research Institute at that time) and its wholly-owned subsidiary Ilexus Pty Ltd and Prima BioMed and Cancer Vac Pty Ltd. was executed. A number of variations and novations have occurred with the most significant changes made in August 2005. The 2005 variation provides Cancer Vac (subsequently novated to Prima BioMed Ltd in April 2012) with a research and development licence and a commercialization licence that provide the exclusive worldwide right to conduct research and development and to commercialize the background technology in the field of cancer. Improvements to the background technology and research results arising from Prima BioMed’s own development programs are owned by Prima BioMed.

The Burnet Institute is entitled to receive a single digit royalty on any income received by Prima BioMed through the commercialization of the background technology, or research results and background technology improvements that arose out of a specific research and development program while the patents remain in force. In the event that there is a trade sale of the technology, the Burnet Institute will be entitled to a single digit percentage of the consideration. Unless terminated earlier, this agreement will continue in force for the duration of the patents/patent applications. Either party may terminate this agreement upon written notice to the other party for the other party’s uncured material breach, bankruptcy or cessation of business.

Competition

We expect Prima BioMed to face competition from other pharmaceutical companies and academic institutions that are developing both cell therapies and ovarian cancer maintenance therapies in second remission patients. We believe the competitive position of Prima BioMed in the face of such competition will be driven by a number of factors including the safety and efficacy of CVac compared with competitor products, the price value analysis, adoption by patients and physicians, timing of entry into the market in each indication, and the timing of regulatory approvals and influence of regulatory approvals such as orphan designation. The need to continuously improve and optimize manufacturing costs is also expected to be crucial to remaining competitive.

Current treatments for ovarian cancer include chemotherapeutics, angiogenesis inhibitors and antibody therapies. In the ovarian cancer maintenance therapy space, there is no currently approved standard of care once patients have entered remission.

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

In the United States, The Centre for Biologics Evaluation and Research, or CBER, is the FDA organization responsible for vaccines, blood and biologics evaluation and approval. The FDA may inspect and audit the development facilities, planned production facilities, clinical trial sites and laboratory facilities. After the product is approved and marketed, the FDA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities by FDA’s field investigators and analysts.

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

The manufacturing and quality, as well as preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee that approval for our product candidate will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of toxicity and immunogenicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns. Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

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

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA. BLAs must also contain extensive manufacturing information. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for BLA review time through a two-tiered classification system, Standard Review and Priority Review. Standard Review is applied to products that offer, at most, only minor improvement over existing marketed therapies. Standard Review BLAs have a goal of being completed within a ten-month timeframe, although a review can take a significantly longer amount of time. A Priority Review designation is given to products that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes the FDA to review a BLA is six months. It is likely that our product candidate will be granted a Standard Review. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

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

We, and any manufacturers of our products, are required to comply with applicable FDA manufacturing requirements contained in the FDA’s GMP regulations. GMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet GMP requirements. We, and any third-party manufacturers, are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

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

European Union

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials vary greatly from country to country.

Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. If a member state objects to the approval, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion of the Committee for Proprietary Medicinal Products for Human Use, or CHMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same product candidate.

The European Medicines Agency, or EMA, is a decentralized body of the European Union located in London. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. However, other medicines that do not fall within this scope are marketed in the European Union either in individual member states, in accordance with their national authorization procedures, or in multiple member states through the decentralized or mutual-recognition procedures. The EMA only becomes involved in the assessment of such medicines when they have been referred to the EMA due to a disagreement between two or more member states about the authorization or use of the medicine, or due to some other issue that requires resolution in the interest of protecting public health. Like the FDA there is a harmonization between regulators and the EMA may inspect and audit the development facilities, planned production facilities, clinical trial sites and laboratory facilities. Additionally, after the product is approved and marketed, the EMA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities.

Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutics Goods Administration, or TGA. Blood, blood components, plasma derivatives, tissue and cellular products, and tissue and cell based derivatives are regulated under the Therapeutic Goods Act 1989. As with the EMA and FDA there is a harmonization and collaboration between regulatory authorities. The CTN filing in Australia references the US FDA IND but separately requires a TGA manufacturing authorization to permit manufacture of products in Australia.

Third-Party Payer Coverage and Reimbursement

Although our product candidate has not been commercialized for any indication, if they are approved for marketing, commercial success of our product candidate will depend, in part, upon the availability of coverage and reimbursement from third-party payers at the federal, state and private levels.

Fast Track Designation

In May 2014, the FDA granted fast track designation to the CVac clinical development program at Prima BioMed. Established under the FDA Modernization Act of 1997, fast track is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need. The purpose is to get important new drugs to the patient earlier. Fast track designation is reserved for therapies that attempt to treat diseases where no other therapy is available or where the Fast track therapy shows some advantages over available therapy.

Fast track designation confers some or all of the following benefits: more frequent meetings with FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, more frequent written correspondence from FDA about such things as the design of the proposed clinical trials and use of biomarkers, eligibility for Accelerated Approval and Priority Review, if relevant criteria are met, and Rolling Review, which means that a drug company can submit completed sections of its Biological License Application (BLA) or New Drug Application (NDA) for review by FDA, rather than waiting until every section of the application is completed before the entire application can be reviewed. However, there can be no assurance that a drug that has been granted fast track designation will be reviewed or approved (if at all) more expeditiously than would otherwise have been the case.

Orphan Drug Designations

CVac was granted orphan drug designation by the FDA in September 2010. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation is intended to provide incentives to encourage companies to pursue cures and treatments for rare diseases by providing major benefits during the product commercialization process. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not finally approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

In June 2010 CVac was also granted “Orphan Medicinal Product Designation” by the European Medicines Agency (EMA). This designation also provides major benefits during product commercialization. Key incentives include the exclusive rights to the cure or treatment for a specific condition for 10 years post approval to commercially market CVac and the provision of tax reductions.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, ovarian cancer, which is the first indication in which CVac is being developed, is not a seasonal disease. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.

Manufacturing and Raw Materials

CVac Raw Materials

A key component of CVac manufacture is mononuclear cells (a type of blood cell) obtained from each patient, as CVac is made specifically for each patient. To obtain mononuclear cells, we use a process called leukapheresis, which requires specially trained technicians using qualified processes on a COBE® Spectra machine or the Spectra Optia machine from Terumo BCT. We have invested significant time and money into training and quality control procedures for mononuclear cell collections. However, if we are unable to identify and train appropriate technicians in sufficient number , or if machines or kits for the collection devices are no longer supplied by the manufacturer, and we are unable to arrange for qualified substitutes, the continued development and any future commercialization of CVac may be delayed.

Besides the patients’ own cells, many of the key reagents required for CVac manufacture are available from reputable commercial sources, produced under the appropriate level of quality control (e.g. GMP, ISO, etc.) and supplied with appropriate specifications and batch release documentation. We have assumed that our ongoing supply of these reagents will be available during further clinical development, that no further technology transfer from us is required and that lot-to-lot reproducibility can be assured.

Other key reagents required for CVac manufacture are custom made for Prima BioMed, in particular the CVac antigen (Mannosylated Fusion Protein or M-FP). We have scaled up manufacturing of M-FP and other key custom reagents and we have sufficient quantities stockpiled for our foreseeable development needs; however, it may be difficult to obtain the same or comparable custom reagents in the future.

If we are unable to secure critical reagents from our current suppliers the continued development and any future commercialization of our product candidate may be delayed. In addition, even if we can secure adequate supplies of critical reagents from other suppliers, regulatory authorities may require additional tests or studies to be performed, including comparability testing or bridging studies, which could also delay the development and future commercialization of our product candidate and adversely affect our business.

CVac Manufacturing

The manufacture of CVac is conducted on a patient by patient basis. It is currently necessary to establish region-specific centralized manufacturing to ensure product can be transported within acceptable time frames between the patient and the manufacturing sites. There is a critical operational window for the delivery of mononuclear cells to a manufacturing site of less than 48 hours. Since the process must be performed for each individual patient, it is not possible to mass produce and stockpile the product in one location. It is a core requirement for our business to have sufficient facilities, materials and staff available regionally to provide each patient product. For clinical trials of CVac, we have contracts with Cell Therapies Pty Ltd in Australia, Fraunhofer Institute for Cell Therapy and Immunology (“FIZI”) in Germany, and Progenitor Cell Therapy LLC (“PCT”) in the United States. We have entered into manufacturing contracts with PCT and FIZI. As of the date of this filing, we are in the process of renegotiating the terms of our manufacturing contracts to reflect a suspension of CANVAS recruitment and potential changes to the CVac development plan. Currently, the manufacturing arrangements are as described below.

Cell Therapies Pty Ltd

In October 2009, Cancer Vac entered into a Manufacture Agreement with Cell Therapies Pty Ltd to assume manufacturing responsibility for CVac for clinical trials in Australia. Prima BioMed entered into a Master Services Agreement, or MSA, with Cell Therapies Pty Ltd in April 2011 to supersede the previous agreement. This MSA governed the terms under which Cell Therapies manufactured CVac for clinical trials in Australia and other consulting services to be provided. We agreed to pay Cell Therapies approximately A$77,985 per calendar month (excluding tax) as well as additional fees for consulting on an hourly rate basis. Upon the suspension of the CANVAS clinical trial, the MSA was terminated and a Transfer Services Agreement was entered into with Cell Therapies Pty Ltd in December 2013 for storage and distribution of CVac, as well as some consultative work.

Fraunhofer Institute for Cell Therapy and Immunology

In March 2010, Prima BioMed entered into an Agreement on the Tasks and the Division of Responsibilities in Contract Manufacturing of Investigational Medicinal Products with Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., as legal entity for Fraunhofer Institute for Cell Therapy and Immunology IZI, or FhG/FhI. Under this agreement, FhG/FhI will provide manufacturing and related services in support of CVac clinical trials in Europe, including technology transfer, application for manufacturing authorisation, comparability trials, and manufacturing of CVac for clinical trials in Europe. The estimated total cost under this agreement was €1,271,000.

In conjunction with, and as a result of, the previously mentioned SAB Grant, the 2010 agreement with FhG/FhI has been terminated. In July 2012, we entered into a Cooperation Agreement, which outlines the terms under which FhG/FhI will manufacture CVac for the CANVAS trial in Europe. The eligible costs, up to a total of EUR 3.52 million, for the manufacturing of CVac for CANVAS will be reimbursed from the SAB to FhG/FhI under the terms of the grant document. We will be responsible for any costs that are not reimbursed by the SAB to FhG/FhI for any reason. We believe we have sufficient capacity for the CANVAS and CAN-301 trial arranged under our Cooperation Agreement and we believe the SAB grant will cover a portion, but not all, of the costs related to manufacturing of CVac for the clinical studies in Europe.

Progenitor Cell Therapy LLC

In May 2009, Prima BioMed entered into a Services Agreement with Progenitor Cell Therapy, LLC. Under this agreement, Progenitor Cell Therapy provided manufacturing and related services in support of CVac clinical trials in the United States. We also reimbursed, on a costs plus basis, certain costs for materials and reagents purchased by Progenitor Cell Therapy. Prima BioMed is required to make monthly payments to Progenitor Cell Therapy for such services, the amount of which varies from stage to stage of the project. These fees were initially approximately US$100,000 per month and were reduced to approximately US$ 70,000 per month beginning in April 2013. We subsequently renegotiated the fees for Progenitor Cell Therapy to reflect the reduced patient numbers in the US following the suspension of the CANVAS trial. Consequently the monthly fees were reduced to US$25,000 beginning in October 2013 and then to US$15,000 beginning in March 2014.

We believe these three organizations have sufficient capacity and regionally based coverage to address the clinical trial requirements for patients in Australia, Europe and the United States. Standard Operating Procedures for the production of CVac have been produced and are closely aligned between processing facilities (minor adjustments may be required due to variations in equipment or facilities). Comparability testing between sites is also completed to ensure consistency of product manufacture across the three sites.

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

C. Organizational Structure

Our research and development activities were initially conducted via four of our wholly owned Australian subsidiaries but as these activities ceased in July 2010 we deregistered three of these subsidiaries. Oncomab Pty Ltd, Panvax Pty Ltd and Arthron Pty Ltd were deregistered on July 31, 2013.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Kingdom. In April 2010, Prima BioMed USA Inc., a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. In September 2010, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZ LLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE. However, Prima BioMed Europe Limited was dissolved in June 2012 and Prima BioMed Middle East FZ LLC is in the process of being dissolved. In November 2011, Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia, and—in November 2011, Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia.

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment placed at our own offices and laboratories and our contract manufacturers’ facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Foreign Currency Risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

The group’s seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed.

Governmental Policies

Our ongoing research and development activities, production, and marketing of our pharmaceutical product is subject to regulation by numerous governmental authorities: (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMEA. Also, our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations.

The Australian Government tax incentive scheme relating to eligible research and development activities is expected to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

a. Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

b. Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

c. Supporting activities that are directly related and designed to support the above (a) and (b).

For further information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see Item 3.D “Risk Factors – Risks Related to Our Business,” “– Risks Relating to Our Location in Australia” and “Item 10.E Additional Information – Exchange Controls” and “– Taxation.”

Background

Prima BioMed Ltd is an Australian biotechnology company committed to the development of personalized immunocellular therapeutics for the treatment of cancer. For a description of the milestones that we have achieved since inception and through June 2014, see “Item 4. Information on the Company – A. History and Development of the Company.”

Overview

We are a development stage enterprise at an early stage in the development of our product candidate. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidate into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, grants and interest income. For details of the business overview, see “Item 4. Information on the Company – B. Business Overview.”

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

Income taxes

The group has not recognized deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. Income tax expenses in financial years 2013 and 2014 arise in Prima BioMed USA, Inc as a result of the transfer pricing arrangement it has with Prima BioMed Ltd. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

Research and Development

We have expensed all internal research and development expenditures incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38).

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

Results of Operations

Comparison of Fiscal Year Ended June 30, 2014 to Fiscal Year Ended June 30, 2013

Other Income

Other income decreased to A$3.1 million for fiscal year 2014 from A$4.0 million for fiscal year 2013, a decrease of A$0.9 million, or 23%. Other income consists of interest income, cash tax rebates, and gain on foreign exchange. The interest income for fiscal year 2014 was A$0.7 million and A$0.9 million for fiscal year 2013. The decrease in interest income in fiscal year 2014 is due to the significant decrease in the level of cash held on term deposits and a decrease in interest rates on term deposits. Cash tax rebates and grants related to eligible research and development expenditures consists of A$2 million and A$1.6 million for fiscal year 2014 and fiscal year 2013, respectively. The foreign exchange gains of A$0.4 million for fiscal year 2014 and A$1.4 million for fiscal year 2013 was driven by the impact of changes in our U.S. and Euro cash holdings.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$12 million for fiscal year 2014 from A$14 million for fiscal year 2013, a decrease of A$2 million, or 14%. The decrease in research and development and intellectual property expenses in the fiscal year 2014 was the result of consolidating our research and development work into Europe.

Corporate Administrative Expenses

Corporate administrative expenses decreased to A$4.1 million for fiscal year 2014 from A$4.9 million for fiscal year 2013, a decrease of A$0.8 million, or 16%. The decrease in corporate administrative expenses is attributable to cost control measures implemented in this past fiscal year, resulting in a reduction of discretionary expenses, such as travel expenses.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$0.4 million for fiscal year 2014 from A$0.3 million for fiscal year 2013, an increase of A$0.1 million, or 33.33%. The increase in depreciation and amortization expenses is attributable to additional plant and equipment in the aggregate to the amount of A$0.5 million was purchased during the 2013 fiscal year.

Changes in Fair Value of Derivative Financial Instruments

Changes in fair value of derivative financial instruments expenses decreased to nil for fiscal year 2014 down from A$0.03 million for fiscal year 2013. There were no foreign hedging contracts entered into as at June 30, 2014.

Net Loss

Net loss decreased to A$13.3 million for fiscal year 2014 from A$15.2 million for fiscal year 2013.

Comparison of Fiscal Year Ended June 30, 2013 to Fiscal Year Ended June 30, 2012

Other Income

Other income decreased to A$4.0 million for fiscal year 2013 from A$4.2 million for fiscal year 2012, a decrease of A$0.2 million, or 5%. Other income consists of interest income, cash tax rebates, and gain on foreign exchange. The interest income for fiscal year 2013 was A$0.9 million and A$2.7 million for fiscal year 2012. The decrease in interest income in fiscal year 2013 is due to the significant decrease in the level of cash held on term deposits and a decrease in interest rates on term deposits. Cash tax rebates and grants related to eligible research and development expenditures consists of A$1.6 million and A$1.5 million for fiscal year 2013 and fiscal year 2012, respectively. The foreign exchange gains of A$1.4 million for fiscal year 2013 was driven by the impact of changes in our U.S. and Euro cash holdings.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$14 million for fiscal year 2013 from A$15.1 million for fiscal year 2012, a decrease of A$1.1 million, or 7%. The decrease in research and development and intellectual property expenses in the fiscal year 2013 was the result of decreasing the enrollment on our CANVAS trial and the termination of our R&D activities on the cripto-1 antibody.

Corporate Administrative Expenses

Corporate administrative expenses decreased to A$4.9 million for fiscal year 2013 from A$6.0 million for fiscal year 2012, a decrease of A$1.1 million, or 19%. The decrease in corporate administrative expenses is attributable to cost control measures implemented in this past fiscal year as well as the closure of our Dubai operations.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased to A$0.3 million for fiscal year 2013 from A$0.4 million for fiscal year 2012, a decrease of A$0.1 million, or 25%. The decrease in depreciation and amortization expenses is attributable to impairment charge on intangibles to the amount of A$0.1 million during the 2012 fiscal year.

Changes in Fair Value of Derivative Financial Instruments

Changes in fair value of derivative financial instruments expenses decreased to A$0.03 million for fiscal year 2013 down from A$1.5 million for fiscal year 2012. The decrease in changes in fair value of derivative financial instrument is attributed to forward exchange contracts entered into in July 2011 to protect us against adverse movements in the USD and Euro exchange rates which have been exercised in current year. The derivative financial instrument represents the change in the fair value of the contracts outstanding as at June 30, 2013.

Net Loss

Net loss decreased to A$15.2 million for fiscal year 2013 from A$19.9 million for fiscal year 2012.

For a discussion on inflation and seasonality, see “Item 4. Information on the Company – B. Business Overview – Inflation and Seasonality.”

New Accounting Standards and Interpretations Not Adopted

New and amended standards adopted by the group

The group has applied the following standards and amendments for first time for their annual reporting period commencing 1 July 2013:

•	AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11(IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, AASB 128 (IAS 28) Investments in Associates and Joint Ventures, AASB 127 (IAS 27) Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

•	AASB 2012-10 Amendments to Australian Accounting Standards – Transition Guidance and other Amendments which provides an exemption from the requirement to disclose the impact of the change in accounting policy on the current period

•	AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (IFRS 13)

•	AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

•	AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle, and

•	AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities

The adoption of the above standards did not result in significant changes in accounting policies or adjustments to the amounts recognised in the financial statements. These standards only affected the disclosures in the notes to the financial statements.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2014 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
AASB 9 (IFRS 9) Financial Instruments	AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities. Since December 2013, it also sets out new rules for hedge accounting.

When adopted, the standard will not have any significant impact as on the financial statements unless the Company acquires financial assets and liabilities.

There will be no impact on the group’s accounting for financial assets, as the new requirements only affect the accounting for available-for-sale financial assets and the group does not have any such assets.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

There will be no impact on hedge account or disclosures as the forward contracts do not qualify as hedge accounting.

Must be applied for financial years commencing on or after January 1, 2018.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan and exercise of options	2009	115,495,026	2,391,378
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2010	278,662,654	21,430,975
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2011	280,428,034	55,067,573
Ordinary Shares – exercise of options and share issuance	2012	85,047,759	1,820,455
Ordinary Shares – share purchase plan	2013	77,083,450	6,166,676
Listed Options – option entitlement offer	2013	77,378,699	1,547,574
Ordinary Shares – share purchase plan	2014	85,562,503	6,845,001

Capital Requirements

As of June 30, 2014, we had year-end cash and cash equivalents of A$14 million, and other financial assets being term deposits of between 90 days and 180 days of A$9 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. We do not expect to generate revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We expect to continue to incur substantial losses. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the costs of establishing sales, marketing and distribution capabilities;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2014	2013	2012
	A$	A$	A$
Net cash used in operating activities	(14,227,161)	(16,037,126)	(19,120,369)
Net cash provided by (used in) investing activities	(1,103,675)	12,537,499	(11,619,991)
Net cash provided by financing activities	6,687,395	7,162,026	1,813,524
Net increase (decrease) in cash and cash equivalents	(8,643,441)	3,662,399	(28,926,836)
Effect of exchange rate on cash and cash equivalents	820,340	1,369,028	—
Cash and cash equivalents at beginning of period	22,023,143	16,991,716	45,918,552
Cash and cash equivalents at end of period	14,200,042	22,023,143	16,991,716

Operating Activities

Net cash used in operating activities was A$14.2 million, A$16.0 million, and A$19.1 million during fiscal years 2014, 2013 and 2012, respectively. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. During fiscal years 2014, 2013 and 2012, our payments to suppliers and employees were offset by interest income received of A$0.7 million, A$1.3 million, and A$2.6 million, respectively.

Investing Activities

Net cash used in investing activities was A$1.1 million during fiscal year 2014, while net cash provided and used by investing activities was A$12.5 million, and A$11.6 million during fiscal years 2013 and 2012, respectively. The net cash outflow for fiscal year 2014 was lower due to net funds received on matured term deposits being lower than funds invested in term deposits and payments for plant and equipment. For fiscal years 2013 the net cash inflow was higher due to higher funds received on matured term deposits than funds invested in term deposits, and in 2012 the net cash outflow was lower due to the higher amount of funds invested in term deposits.

Financing Activities

Net cash provided by financing activities was A$6.7 million, A$7.2 million, and A$1.8 million for fiscal years 2014, 2013 and 2012. Cash flows provided by financing activities during fiscal 2014 was primarily attributable to a share purchase plan (A$6.8 million), 2013 was primarily attributable to a share purchase plan and option entitlement offer (A$7.7 million) and in fiscal 2012 was attributable to exercise of options (A$1.8 million).

At June 30, 2014 we had A$14 million in cash and cash equivalents, plus A$9 million on a term deposit compared with 2013, where we had A$22 million in cash and cash equivalents plus A$8 million on a term deposit. At June 30, 2012, we had A$17 million in cash and cash equivalents plus A$21 million on a term deposit.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are a 210 patient Phase IIb study in second remission ovarian cancer and a pilot study in resectable pancreatic cancer in up to 40 patients which has not yet been started as at the date of filing this Form 20-F.

It is expected that as we activate new clinics and recruit more patients for our current clinical trials, that our R&D expenses will increase over the coming year.

E. Off-Balance Sheet Arrangements

During fiscal years 2012, 2013 and 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2014 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Trade and other payables	2,652,277	2,652,277	—	—	—

Total	2,652,277	2,652,277	—	—	—

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2014. All of our directors and senior management may be contacted at our principal executive offices located at level 7, 151 Macquarie Street Sydney 2000 New South Wales, Australia.

Name	Age	Position
Lucy Turnbull AO(1)(2)	56	Non-Executive Chairman
Albert Wong (1) (2)	55	Non-Executive Deputy Chairman
Pete Meyers (1)	44	Non-Executive Director
Russell Howard, Ph.D.(2)	64	Non-Executive Director
Marc Voigt	41	Executive Director, Chief Executive Officer and Chief Financial Officer
Sharron Gargosky, Ph.D.	50	Chief Technical Officer
Deanne Miller	37	General Counsel & Company Secretary

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.

Ms. Lucy Turnbull AO. Ms. Turnbull has served as Chairman of our Board of Directors since October 2010. From 2001 to 2002, Ms. Turnbull was the Chairman of the New South Wales Government’s Ministerial Advisory Committee on Biotechnology, from 2002 to 2006 she was a Director of the Sydney Cancer Foundation and from 1993 to 2000 she was Director and Chair of the Sydney Children’s Hospital Foundation. She is currently on the Board of the Cancer Institute NSW. Ms. Turnbull also has experience in commercial legal practice and investment banking. During her career Ms. Turnbull has held a number of position including Lord Mayor of the City of Sydney from 2003 to 2004 and, prior to that, Deputy Lord Mayor of Sydney from 1999 to 2003. Ms. Turnbull was appointed as a Director of Sealink Travel Group Ltd in 2013. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010. She chairs the Committee for

Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report of the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

Mr. Albert Wong. Mr. Wong has served as a Director of Prima BioMed since April 2010. He became Non-Executive acting Chairman of our Board of Directors in July 2010 and served in that position until being appointed to his current position in October 2010. Mr. Wong has been involved in the stockbroking and investment banking industry for over 30 years. He was admitted as a Member of the Australian Securities Exchange in 1988 and was the principal of Intersuisse Limited until 1995 when he established the Barton Capital group of companies, including eStar Online, both companies were listed on the Australian Securities Exchange. Mr. Wong was a Founding Director of Gujarat NRE Resources NL and Pluton Resources Limited. He has been the business partner of former NSW Premier, The Hon. Neville Wran AC QC at Wran Partners from 2004-2011. He served as Chairman of Winmar Resources Ltd from 2009-2014 and Deputy Chairman of Kimberly Diamonds Limited from 2011- 2014. Mr. Wong has been widely involved in philanthropic activities including his directorships on UNSW Foundation, Ian Thorpe’s Fountain for Youth Foundation and Honorary Life Governor and President of the Physics Foundation at The University of Sydney. Mr. Wong is a Fellow of the Financial Services Institute of Australasia, a Master Stockbroker of the Securities & Derivatives Industry Association and a Fellow of the Australian Institute of Company Directors. Mr. Wong is also currently a director of the Children’s Medical Research Institute and the CMRI Foundation

Dr. Russell Howard, Ph.D. Dr. Russell Howard has served as a Director of Prima BioMed since May 2013. He is an Australian scientist, former CEO, and entrepreneur. He was recently the overall winner of the 2013 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely in molecular biology today called “DNA shuffling” or “molecular breeding.” He is listed as the inventor on five patents and is the author of over 140 scientific publications. After earning his Ph.D in biochemistry from the University of Melbourne, Dr. Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland, where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; he was the President and Scientific Director of Affymax, Inc.; and he was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its initial public offering and a secondary offering raising a total of US$260 million in capital. Under Dr. Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr. Howard started the clean technology company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies. Dr. Howard is also currently Chairman of NeuClone Pty Ltd and was appointed as a Director of Circadian Technologies Ltd in 2013.

Mr. Pete Meyers. Mr. Meyers has served as a Director of Prima BioMed since February 2014. He is currently the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation, where he led the execution of their successful IPO in December 2013. Prior to his role at TetraLogic, Mr. Meyers was an accomplished health care investment banker, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. in New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr. Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation Inc.

Mr. Marc Voigt. Mr. Voigt has served as our Chief Financial Officer and Chief Business Officer since 2012 and was appointed as CEO and Executive Director in July 2014. He has extensive experience in the corporate and biotechnology sectors. He joined Prima BioMed’s management team in 2011 as the General Manager of our European operations at Prima BioMed GmbH, where he currently serves as the Managing Director. He has previously worked as an investment manager for Allianz Insurance biotech venture fund, and as a personal assistant to a member of the Executive Board of Allianz Insurance. Mr. Voigt has also worked for German investment bank, net.IPO.AG, in the area of business development and German securities offerings. In the biotech sector, he has held the positions of CFO/CBO at Revotar Biopharmaceuticals AG and Medical Enzymes AG. He has a Masters Degree in Business Administration from the Freie Universität of Berlin, and is a member of the pharma licensing club Germany and a member of the judging panel of Germany’s largest business plan competition.

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

Ms. Deanne Miller. Ms. Miller joined Prima BioMed as General Counsel and Company Secretary in October 2012. She has over 14 years of broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She has a Combined Bachelor of Laws (Hons) and Bachelor of Commerce degree from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2014.

June 30, 2014	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share- based Payments	Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$	Superannuation A$	Long service leave A$	Termi- nation benefits A$	Equity- settled A$	A$
Non-Executive Directors
Ms. L. Turnbull, AO	137,835	—	—	12,750	—	—	—	150,585
Mr. A .Wong	84,232	—	—	7,792	—	—	—	92,024
Dr. R. Hammel[1]	63,682	—	—	—	—	—	—	63,682
Mr. M. Rogers[2]	28,716	—	—	2,656	—	—	—	31,372
Mr. P. Meyers[3]	—	—	—	—	—	—	—	—
Dr. R. Howard	90,000	—	—	—	—	—	—	90,000
Executive Directors
Mr. M. Lehman	364,429	—	22,783	—	—	—	6,093	393,305
Other Key Management Personnel
Dr. S. Gargosky	325,614	—	1,445	—	—	—	15,027	342,086
Mr. M. Voigt	232,658	17,580	4,140	—	—	—	14,021	268,399
Ms. D. Miller	160,000	—	—	14,800	2,379	—	6,778	183,957

	1,487,166	17,580	28,368	37,998	2,379	—	41,919	1,615,410

(1)	Dr. Richard Hammel stepped down as a non-executive director effective from February 12, 2014. He remained as a consultant with the company until June 30, 2014.
(2)	Mr. Martin Rogers stepped down as a non-executive director effective from November 15, 2013.
(3)	Mr. Pete Meyers was appointed as a non-executive director on February 12, 2014. Mr. Meyers will be paid up to $105,000 per annum in equity or cash in lieu of equity if the terms of the equity grant are not approved by shareholders at the next AGM. No remuneration has been paid to Mr. Meyers for the period of service to June 30, 2014.

Service Agreements

The following members of senior management have service agreements as follows:

Mr. Marc Voigt	• Chief Executive Officer, Chief Business Officer and Chief Financial Officer
Agreement commenced:	• July 9, 2014

Details

•    The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice.

Prima BioMed may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

The agreement can be terminated with 3 months’ notice.

The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	• EUR 195,000 (salary as Executive Director & CEO effective 9 July 2014. Previously EUR 157,500 as CFO & CBO)

Mr. Matthew Lehman	• Former Chief Executive Officer
Agreement commenced:	• September 1, 2012
Details	• This agreement was terminated on 9 July 2014. Mr. Lehman is entitled to receive 6 months’ severance pay to be paid monthly over the 6 month period following his termination.
Base salary including superannuation	• US$ 335,760

Dr. Sharron Gargosky	Chief Technical Officer

Agreement commenced:	• June 1, 2011

Details	• The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	• US$ 300,000

Ms. Deanne Miller	General Counsel & Company Secretary
Agreement commenced:	• October 13, 2012
Details	• The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	• A$ 197,100

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

Set out below are summaries of options granted under the GESOP up to June 30, 2014.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
August 26, 2011	December 6, 2014	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	500,000	—	—	—	500,000
November 3, 2011	November 3, 2014	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	100,000	—	—	—	100,000
January 3, 2012	January 3, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	100,000	—	—	—	100,000
August 1, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	2,800,000	—	—	2,800,000
November 16, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	1,200,000	—	—	1,200,000
February 20, 2013	February 20, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	200,000	—	—	200,000

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at the Annual General Meeting in November 2012. The key terms of the EIP are as follows:

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

Number of securities issued under the EIP since the date of last approval.

Set out below are summaries of options granted under the EIP up to June 30, 2014.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
December 23, 2013	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	—	1,758,176	—	—	1,758,176
January 24, 2014	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	—	165,116	—	—	165,116

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of five directors, including four non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX listing Rule 4.10.3, companies are required to provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations. We believe we are in material compliance with the Recommendations. Set forth below are the material provisions of the Recommendations together with the reasons, where applicable, for variations therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended June 30, 2014, we varied from the Recommendations in the following areas:

a)	No formal performance evaluation of the Board was conducted for the year ended June 30, 2014 as the Board believes that we are not of a size, nor are our financial affairs of such complexity, to warrant such an exercise. The Board recognizes the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluation.

b)	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in financial reporting. Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning the compliance.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which four are non-executive directors within the meaning of the Corporate Governance Principles and Recommendations, and our audit committee consists of three such non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Lucy Turnbull, Albert Wong, Pete Meyers, and Russell Howard qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Albert Wong, Lucy Turnbull and Pete Meyers. The audit committee meets at least two times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Lucy Turnbull, Russell Howard and Albert Wong are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

Our shares in the form of ADSs are quoted on the Nasdaq Global Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S., such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

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

D. Employees

As of June 30, 2014, we had 31 employees. Of such employees, 21 were employed in research and development, one in intellectual property management and 9 general management and administration. Of these 31 employees, 2 were located in the United States of America, 6 were located in Australia, and 23 in Germany. As of the end of fiscal year 2013 we had 30 employees.

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

E. Share Ownership

For a description of arrangements involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company, see “Item 6. Directors, Senior Management and Employees – B. Compensation – Global Employee Share Option Plan,” “– Employee Share Option Plan” and “– Executive Incentive Plan.”

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

The following table sets forth certain information as of June 30, 2014 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,228,709,341 ordinary shares issued and outstanding as of June 30, 2014.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Lucy Turnbull	20,059,576		1.63%
Albert Wong	3,537,500		*
Russell Howard	—		*
Pete Meyers	—		*
Matthew Lehman	1,617,763 32,706	**	* 1.07%

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Sharron Gargosky	—		*
Marc Voigt	720,000 150	**	*
Deanne Miller	—		*
All directors and executive officers as a group (8 persons) – Ordinary shares	25,934,839		2.11%
	32,856	**	1.08%

*	Less than 1%.
**	Shares held in the form of American Depositary Shares (ADSs) listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

No shareholder known to us owned beneficially 5% or more of our ordinary shares as of June 30, 2014. As of June 30, 2014, 7.45% of our ordinary shares were held in the United States by 13 holders of record. Some of the trading by our U.S. investors is done by means of ADSs that are held of record by 8 holders who held 3,046,112 ADSs which is 7.44% of our ordinary shares as of June 30, 2014. To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Prima BioMed.

B. Related Party Transactions

We operate inter-company loan accounts with fully owned controlled entities. The net amount of such intercompany loans at June 30, 2014 was A$ nil, as all inter-company transactions are eliminated on consolidation.

During fiscal 2014, there were no related party transactions, other than employment matters.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2012, 2013 and 2014 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on For 20-F. The audit report of PricewaterhouseCoopers as of June 30, 2014 and 2013, and for each of the three years in the period ended June 30, 2014, is included therein immediately preceding the financial statements.

Export Sales

The Company had no export sales in its latest financial year ended June 30, 2014 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

We are not involved in any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. The company is not involved in any governmental proceedings pending or known by us to be contemplated.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant. There is no assurance that dividends will ever be paid. See “Special Note Regarding Forward Looking Statements”.

Recent Developments

On August 27, 2014 we released to the market and filed with the Australian Stock Exchange our Appendix 4E for the fiscal year ended June 30, 2014. Our audited financial statements for the fiscal year ended June 30, 2014 are included in Item 18 of this Annual Report on Form 20-F. There have been no other recent developments.

B. Significant Changes

There have been no significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on July 9, 2001. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX.

	Per Ordinary Share (A$)		Per ADS (US$)
	High	Low	High	Low
	A$	A$	US$	US$
Fiscal Year Ended June 30,
2010	0.28	0.05	—	—
2011	0.42	0.08	—	—
2012	0.32	0.09	7.65	2.21
2013	0.20	0.06	6.96	1.70
2014	0.11	0.03	3.43	0.82
Fiscal Year Ended June 30, 2013:
First Quarter	0.20	0.10	6.96	2.21
Second Quarter	0.20	0.10	6.78	3.39
Third Quarter	0.12	0.09	4.00	2.98
Fourth Quarter	0.10	0.06	4.54	1.70
Fiscal Year Ended June 30, 2014:
First Quarter	0.11	0.04	3.43	1.10
Second Quarter	0.05	0.03	1.90	0.82
Third Quarter	0.07	0.04	1.95	1.02
Fourth Quarter	0.06	0.04	1.56	0.95
Month Ended:
March 2014	0.04	0.05	1.37	1.08
April 2014	0.04	0.04	1.17	1.00
May 2014	0.06	0.04	1.56	0.95
June 2014	0.06	0.04	1.49	1.11
July 2014	0.05	0.04	1.29	1.06
August 2014	0.04	0.04	1.21	1.05

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

Members Approval to Significant Changes

The directors must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to ASX in accordance with the requirements of the Listing Rules of the ASX and the directors must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in general meeting in accordance with the requirements of the Listing Rules.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at Level 7, 151 Macquarie St, Sydney New South Wales 2000, Australia.

I. Subsidiary Information

We currently have the following subsidiaries:

•	Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United States.

•	Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Germany.

•	Prima BioMed Middle East FZ LLC, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United Arab Emirates.

•	Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	USD	June 30, 2014 EUR	Other	USD	June 30, 2013 EUR	Other
Cash in bank	75,802	5,273,585	—	3,015,975	10,239,231	—
Trade and other payables	(365,450)	(17,489)	—	(772,903)	(824,912)	—
Forward exchange contracts - buy foreign currency	—	—	—	(29,828)	(3,885)	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents 30 ordinary shares (or a right to receive 30 ordinary shares) deposited with the principal Melbourne office of National Australia Bank Ltd, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs, i.e. US$5.00 or less per 100 ADSs (or portion of 100 ADSs)	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2014, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2014, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2014 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2014.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have an independent director that meets the definition of an “audit committee financial expert”, as defined by rules of the U.S. Securities and Exchange Commission.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers services provided in fiscal 2014 and 2013.

PricewaterhouseCoopers

	Fiscal 2014	Fiscal 2013
	(in A$)
Audit Fees	$209,420	$257,700
Audit-Related Fees	—	—
Tax Fees	—	—
All other fees*	$12,500	—

Total	$221,920	$257,700

*Relates to assistance with the Form F-3.

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

Certain directors and officers purchased ordinary shares from us in May 2013 in connection with our Share Purchase Plan and Share Purchase Plan Shortfall placement. These shares were issued to the participating directors and officers on May 17, 2013 and at the same price as available to all other eligible shareholders, i.e. A$0.08. The amount of shares subscribed for by each of the participating directors and officers is indicated in the below table.

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

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Prima BioMed Ltd and its subsidiaries at June 30, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

September 24, 2014

PRIMA BIOMED LTD

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
		2014 A$	2013 A$
	Note
ASSETS
Current Assets
Cash and cash equivalents	7	14,200,042	22,023,143
Current receivables	8	196,407	200,477
Held-to-maturity investments	9	9,000,000	8,000,000
Other current assets	10	1,287,359	1,584,679

Total Current Assets		24,683,808	31,808,299

Non-Current Assets
Plant and equipment	11	577,264	834,678
Intangibles	12	116,883	171,321

Total Non-Current Assets		694,147	1,005,999

TOTAL ASSETS		25,377,955	32,814,298

Current Liabilities
Trade and other payables	13	2,652,277	3,468,553
Derivative financial instruments	14	—	33,714
Current tax payable		16,990	27,065
Employee benefits	15	101,569	30,800

Total Current Liabilities		2,770,836	3,560,132

Non-Current Liabilities
Employee benefits	16	14,799	5,748

Total Non-Current Liabilities		14,799	5,748

TOTAL LIABILITIES		2,785,635	3,565,880

NET ASSETS		22,592,320	29,248,418

EQUITY
Contributed equity	17	149,014,372	142,326,977
Reserves	18	1,882,674	1,882,786
Accumulated losses		(128,304,726)	(114,961,345)

Equity attributable to the owners of Prima BioMed Ltd		22,592,320	29,248,418

TOTAL EQUITY		22,592,320	29,248,418

The above consolidated balance sheets should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2014 A$	2013 A$	2012 A$
OTHER INCOME
License income		15,929	—	—
Medical services income		—	—	25,766
Grant income		2,004,198	1,648,725	1,494,253
Gain on foreign exchange		406,628	1,417,613	—
Interest income		713,311	939,056	2,682,548

Total other income		3,140,066	4,005,394	4,202,567

Expenses
Research & development and intellectual property	5	(11,930,857)	(14,005,259)	(15,118,816)
Corporate administrative expenses	5	(4,092,623)	(4,851,195)	(5,977,619)
Loss on foreign exchange		—	—	(1,181,049)
Depreciation and amortisation expenses	5	(446,360)	(254,024)	(377,299)
Changes in fair value of derivative financial instruments		—	(33,714)	(1,488,744)

Loss before income tax expense		(13,329,774)	(15,138,798)	(19,940,960)
Income tax expense	6	(13,607)	(86,873)	—

Loss after income tax expense for the year		(13,343,381)	(15,225,671)	(19,940,960)
Other Comprehensive Loss
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(57,421)	(35,332)	(117,235)

Other comprehensive loss for the year net of tax		(57,421)	(35,332)	(117,235)

Total comprehensive loss for the year		(13,400,802)	(15,261,003)	(20,058,195)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(13,343,381)	(15,225,671)	(19,940,960)

		(13,343,381)	(15,225,671)	(19,940,960)

Total comprehensive loss for the year is attributable to:
Owners of Prima BioMed Ltd		(13,400,802)	(15,261,003)	(20,058,195)

		(13,400,802)	(15,261,003)	(20,058,195)

		Cents	Cents	Cents
Basic earnings per share	28	(1.09)	(1.42)	(1.92)
Diluted earnings per share	28	(1.09)	(1.42)	(1.92)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2014 A$	2013 A$	2012 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(16,928,382)	(18,921,138)	(23,193,709)
License income		15,929	—	—
Medical services income		—	—	25,766
Interest received		704,778	1,295,095	2,553,321
Tax paid		(23,684)	(59,808)	—
Grant income		2,004,198	1,648,725	1,494,253

Net cash flows used in operating activities		(14,227,161)	(16,037,126)	(19,120,369)

Cash flows related to investing activities
Payments for held-to-maturity investments		(9,000,000)	(8,000,000)	(21,045,423)
Cash received from held-to-maturity investments		8,000,000	21,045,423	10,000,000
Payments for plant and equipment		(103,675)	(507,924)	(574,568)

Net cash flows provided by (used in) investing activities		(1,103,675)	12,537,499	(11,619,991)

Cash flows related to financing activities
Proceeds from issue of shares and options		6,845,001	7,714,250	1,820,455
Share issue transaction costs		(157,606)	(552,224)	(6,931)

Net cash flows provided by financing activities		6,687,395	7,162,026	1,813,524

Net (decrease) increase in cash and cash equivalents		(8,643,441)	3,662,399	(28,926,836)
Effect of exchange rate on cash and cash equivalents		820,340	1,369,028	—
Cash and cash equivalents at the beginning of the year		22,023,143	16,991,716	45,918,552

Cash and cash equivalents at the end of the year	7	14,200,042	22,023,143	16,991,716

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at July 1, 2011	134,895,001	(1,157)	(79,794,714)	55,099,130
Other comprehensive loss for the year, net of tax	—	(117,235)	—	(117,235)
Loss after income tax expense for the year	—	—	(19,940,960)	(19,940,960)

Total comprehensive loss for the year	—	(117,235)	(19,940,960)	(20,058,195)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transactions costs	1,813,524	—	—	1,813,524
Employee options scheme	4,000	299,412	—	303,412

Balance at June 30, 2012	136,712,525	181,020	(99,735,674)	37,157,871

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at July 1, 2012	136,712,525	181,020	(99,735,674)	37,157,871
Other comprehensive loss for the year, net of tax	—	(35,332)	—	(35,332)
Loss after income tax expense for the year	—	—	(15,225,671)	(15,225,671)

Total comprehensive loss for the year	—	(35,332)	(15,225,671)	(15,261,003)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	5,614,452	—	—	5,614,452
Issue of options	—	1,547,574	—	1,547,574
Employee options scheme	—	189,524	—	189,524

Balance at June 30, 2013	142,326,977	1,882,786	(114,961,345)	29,248,418

Consolidated	Contributed Equity A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at July 1, 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Other comprehensive loss for the year, net of tax	—	(57,421)	—	(57,421)
Loss after income tax expense for the year	—	—	(13,343,381)	(13,343,381)

Total comprehensive loss for the year	—	(57,421)	(13,343,381)	(13,400,802)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	6,687,395	—	—	6,687,395
Employee options scheme	—	57,309	—	57,309

Balance at June 30, 2014	149,014,372	1,882,674	(128,304,726)	22,592,320

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

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

The consolidated financial statements were authorised for issue in accordance with a resolution of the Directors on August 27, 2014.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2013 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods. However, amendments made to AASB 101 (IAS 1) Presentation of Financial Statements effective July 1, 2012 now require the statement of comprehensive loss to show the items of comprehensive loss grouped into those that are not permitted to be classified to profit or loss in a future period and those that may have to be reclassified if certain conditions are met.

(iii) Early adoption of standards

The group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning July 1, 2013.

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

(b) Principles of consolidation

Subsidiaries are all entities over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

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

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive loss.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each income statement and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

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

(iii) Grant Income

Grants from the governments, including Australian Research and Development Rebates and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive loss as other income.

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

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive loss or directly in equity. In this case, the tax is also recognised in other comprehensive loss or directly in equity, respectively.

(g) Impairment of assets

Intangible assets that have a finite useful life are subject to amortisation and tested for impairment if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

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

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value are expensed in profit or loss.

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

Interest income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established.

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

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in corporate administrative expenses through the profit or loss.

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period of up to 20 years.

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

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for accumulating annual leave is recognised in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

(ii) Other long-term employee benefit obligations

The liability for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 29.

The fair value of options granted under the EIP and GESOP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

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

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

New and amended standards adopted by the group

The group has applied the following standards and amendments for first time for their annual reporting period commencing July 1, 2013:

•	AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11(IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, AASB 128 (IAS 28) Investments in Associates and Joint Ventures, AASB 127 (IAS 27) Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

•	AASB 2012-10 Amendments to Australian Accounting Standards – Transition Guidance and other Amendments which provides an exemption from the requirement to disclose the impact of the change in accounting policy on the current period

•	AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (IFRS 13)

•	AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

•	AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle, and

•	AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities

The adoption of the above standards did not result in significant changes in accounting policies or adjustments to the amounts recognised in the financial statements. These standards only affected the disclosures in the notes to the financial statements.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2014 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
AASB 9 (IFRS 9) Financial Instruments	AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial	When adopted, the standard will not have any significant impact as on the financial statements unless the Company acquires financial assets and liabilities.	Must be applied for financial years commencing on or after January 1, 2018.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
liabilities. Since December 2013, it also sets out new rules for hedge accounting.

There will be no impact on the group’s accounting for financial assets, as the new requirements only affect the accounting for available-for-sale financial assets and the group does not have any such assets.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities.

There will be no impact on hedge account or disclosures as the forward contracts do not qualify as hedge accounting.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 30 has been prepared on the same basis as the consolidated financial statements, except as set out below.

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

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

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

It is the group policy to use forward exchange contracts to cover anticipated cash flow in USD and Euro for the next twelve months and carried as derivatives held for trading and measured through the income statement. This policy is reviewed regularly by directors from time to time.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	USD	June 30, 2014 EUR	Other	USD	June 30, 2013 EUR	Other
Cash in bank	75,802	5,273,585	—	3,015,975	10,239,231	—
Trade payables	(365,450)	(17,489)	—	(772,903)	(824,912)	—
Forward exchange contracts - buy foreign currency	—	—	—	(29,828)	(3,885)	—

Sensitivity

Based on the financial instruments held at June 30, 2014, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $28,965 higher/$28,965 lower (2013 – $618,702 higher/$471,691 lower), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments and from foreign forward exchange contracts which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/US dollar exchange rates in 2014 than was the position in 2013 due to the increased amount of forward foreign exchange contracts. Any impact on the equity will result from changes in retained earnings.

Based on the financial instruments held at June 30, 2014, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $525,610 higher/$525,610 lower (2013 – $1,330,630 higher/$1,111,729 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2014 $	June 30, 2013 $
Cash at bank and short-term bank deposits
AA-	14,200,042	22,023,143
Held-to-maturity investment
AA-	9,000,000	8,000,000
Derivative financial instruments
AA-	—	33,714

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $14,200,042 (2013 – $22,023,143) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 3, the company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

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

Contractual maturities of financial liabilities At June 30, 2014	Less than 6 months $	6-12 months $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,652,277	—	2,652,277	2,652,277

	(2,652,277)	—	2,652,277	2,652,277

Contractual maturities of financial liabilities At June 30, 2013	Less than 6 months $	6-12 months $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	3,468,553	—	3,468,553	3,468,553
Derivatives
Gross settled (forward foreign exchange contracts – cash flow hedges)
(Inflow)	(4,715,613)	(13,818,639)	(18,534,252)	(18,534,252)
Outflow	4,706,344	13,861,622	18,567,966	18,567,966

	(9,269)	42,983	33,714	33,714

(d) Fair value measurements

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

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities measured and recognised at fair value at June 30, 2014:

At June 30, 2013	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Derivative financial instrument	—	33,714	—	33,714

Total liabilities	—	33,714	—	33,714

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

There were no changes in level 1 and level 3 instruments for year ended June 30, 2014 and June 30, 2013. During the year, the company settled the forward contracts disclosed as level 2 above and recognised this as a loss in the consolidated statement of comprehensive loss.

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

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity. Refer to note 29—share based payment.

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

Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2014, the Group holds cash and cash equivalents of $14,200,042 (2013: $22,023,143) and held-to-maturity investments of $9,000,000 (2013: $8,000,000) with maturities ranging from 4 to 6 months. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of issuance of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

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

NOTE 4. SEGMENT REPORTING

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

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

In the current fiscal year, the Company has focused on cancer immunotherapy research.

Operating segment information

June 30, 2014	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Revenue	—	—	15,929	15,929
Grant income	2,004,198	—	—	2,004,198
Gain on foreign exchange	—	—	406,628	406,628
Interest income	—	—	713,311	713,311
Total other income	2,004,198	—	1,135,868	3,140,066
Segment Result
Depreciation and amortisation	(433,074)	—	(13,286)	(446,360)
Other expenses*	(11,386,363)	—	(1,497,051)	(12,883,414)
Loss before income tax expense	(11,819,437)	—	(1,510,337)	(13,329,774)
Income tax expense				(13,607)

Loss after income tax expense				(13,343,381)

Total segment assets	25,377,955	—	—	25,377,955
Total segment liabilities	2,785,635	—	—	2,785,635

*	net of other income

June 30, 2013	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Grant income	1,648,725	—	—	1,648,725
Gain on foreign exchange	—	—	1,417,613	1,417,613
Interest income	—	—	939,056	939,056
Total other income	1,648,725	—	2,356,669	4,005,394
Segment Result
Depreciation and amortisation	(241,814)	—	(12,210)	(254,024)
Other expenses*	(13,914,144)	(6,317)	(964,313)	(14,884,774)
Loss before income tax expense	(14,155,958)	(6,317)	(976,523)	(15,138,798)
Income tax expense				(86,873)

Loss after income tax expense				(15,225,671)

Total segment assets	32,814,298	—	—	32,814,298
Total segment liabilities	3,565,880	—	—	3,565,880

*	net of other income

June 30, 2012	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Medical service income	—	—	25,766	25,766
Grant income	1,494,253	—	—	1,494,253
Interest income	—	—	2,682,548	2,682,548
Total other income	1,494,253	—	2,708,314	4,202,567
Segment Result
Depreciation and amortisation	(167,483)	(177,709)	(32,107)	(377,299)
Other expenses*	(15,066,709)	(655,702)	(3,841,250)	(19,563,661)
Loss before income tax expense	(15,234,192)	(833,411)	(3,873,357)	(19,940,960)
Income tax expense				—

Loss after income tax expense				(19,940,960)

Total segment assets	41,612,671	—	—	41,612,671
Total segment liabilities	4,454,800	—	—	4,454,800

*	net of other income

NOTE 5. EXPENSES

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	11,825,668	13,852,477	14,929,005
Intellectual property management	105,189	152,782	189,811

Total Research & Development and Intellectual Property	11,930,857	14,005,259	15,118,816

Corporate administrative expenses
Loss on disposal of assets	—	—	64,679
Auditor’s remuneration	222,720	259,340	214,646
Directors fee and employee expenses	1,969,494	2,095,547	2,947,627
Administrative expenses	1,900,409	2,496,308	2,750,667

Total corporate administrative expenses	4,092,623	4,851,195	5,977,619

Depreciation
Plant and equipment	370,237	186,940	132,310
Computers	18,987	11,039	7,349
Furniture and fittings	2,698	1,607	5,492

Total depreciation	391,922	199,586	145,151

Amortisation
Patents	54,438	54,438	232,148

Total depreciation and amortisation	446,360	254,024	377,299

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(13,329,774)	(15,138,798)	(19,940,960)
Tax at the Australian tax rate of 30%	(3,998,932)	(4,541,639)	(5,982,288)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	439,652	1,022,310	1,146,596
Non-assessable income	(479,616)	(432,636)	(448,276)
Capital listing fee	(586,143)	—	—
Others	—	83,243	—
Difference in overseas tax rates	569	3,630	—
Section 40-880 deductions	—	—	—

	(4,624,471)	(3,865,092)	(5,283,968)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	4,638,078	3,951,965	5,283,968

Income tax expense*	13,607	86,873	—

*	Income tax expense relates to tax payable in the United States

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses	27,329,078	22,562,084	18,283,488
Temporary differences	(402,644)	147,615	462,913

Total deferred tax assets not recognised	26,926,434	22,709,699	18,746,401

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is uncertain. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2014 was $91,096,926 (2013 - $75,206,946, 2012 - $60,944,960).

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Cash on hand	1,344	1,376
Cash at bank	9,698,698	22,021,767
Cash on deposit	4,500,000	—

	14,200,042	22,023,143

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rate on these deposits range from 0% to 3.54% in 2014 (2013 – 0% to 3.05%).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
GST receivable	196,407	200,477

	196,407	200,477

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2014. No receivables were impaired or past due.

NOTE 9. HELD-TO-MATURITY INVESTMENT

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Term deposits	9,000,000	8,000,000

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months. These term deposits are denominated in AUD and have interest rates of 3.75% in 2014 (2013 – 4.39% to 4.50%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTE 10. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Prepayments*	1,090,608	1,410,249
Security deposit	31,252	17,463
Accrued interest	165,499	156,967

	1,287,359	1,584,679

*	Prepayments are in relation to the deposits paid to organizations involved in the clinical trials.

NOTE 11. PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment A$	Computer A$	Furniture and fittings A$	Total A$
At July 1, 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)

Net book amount	464,989	14,133	4,806	483,928

Year ended June 30, 2013
Opening net book amount	464,989	14,133	4,806	483,928
Exchange differences	43,523	108	483	44,114
Additions	465,513	36,733	5,678	507,924
Disposals	—	(1,702)	—	(1,702)
Depreciation charge	(186,940)	(11,039)	(1,607)	(199,586)

Closing net book amount	787,085	38,233	9,360	834,678

At June 30, 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)

Net book amount	787,085	38,233	9,360	834,678

Year ended June 30, 2014
Opening net book amount	787,085	38,233	9,360	834,678
Exchange differences	29,565	833	435	30,833
Additions	100,568	3,107	—	103,675
Disposals	—	—	—	—
Depreciation charge	(370,237)	(18,987)	(2,698)	(391,922)

Closing net book amount	546,981	23,186	7,097	577,264

At June 30, 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

NOTE 12. INTANGIBLES

Patents, A$
At July 1, 2012
Cost or fair value	1,915,671
Accumulated amortization and impairment	(1,689,912)

Net book amount	225,759

Year ended June 30, 2013
Opening net book amount	225,759
Amortisation charge	(54,438)

Closing net book amount	171,321

At June 30, 2013
Cost or fair value	1,915,671
Accumulated amortization and impairment	(1,744,350)

Net book amount	171,321

Year ended June 30, 2014
Opening net book amount	171,321
Amortisation charge	(54,438)

Closing net book amount	116,883

At June 30, 2014
Cost or fair value	1,915,671
Accumulated amortization and impairment	(1,798,788)

Net book amount	116,883

NOTE 13. TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Trade payables	2,216,723	3,087,398
Other payables	435,554	381,155

	2,652,277	3,468,553

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Derivative financial instruments	—	33,714

The group has entered into forward exchange contracts which do not satisfy the requirement for hedged accounting. The group did not enter into any forward exchange contracts at June 30, 2014. The amount above was the fair value of the forward exchange contracts as at June 30, 2013. These contracts were held with National Australia Bank. These contracts were subject to the risk management policies in note 2.

NOTE 15. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Annual leave	101,568	30,800

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 16. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Long service leave	14,799	5,748

NOTE 17. CONTRIBUTED EQUITY

			Consolidated
	Note		June 30, 2014 A$	June 30, 2013 A$
Fully paid ordinary shares	17	(a)	139,352,418	132,665,023
Options over ordinary shares			9,661,954	9,661,954

			149,014,372	142,326,977

(a) Ordinary Shares			June 30, 2014		June 30, 2013
	Note		No.	A$	No.	A$
At the beginning of reporting period			1,143,146,838	132,665,023	1,066,063,388	127,050,571
Shares issued during year	(i	)	85,562,500	6,845,000	77,083,450	6,166,676
Exercise of options (Shares issued during the year)	(ii	)	3	1	—	—
Transaction costs relating to share issues			—	(157,606)	—	(552,224)

At reporting date			1,228,709,341	139,352,418	1,143,146,838	132,665,023

2014 Details	Note		Number	Issue Price A$	Total A$
Share purchase plan	i	)	85,562,500	0.080	6,845,000
Exercise of PRRO options	ii	)	3	0.20	1
Transaction costs relating to share issues					(157,606)

			85,562,503		6,687,395

2013 Details	Note		Number	Issue Price A$	Total A$
Share purchase plan	i	)	77,083,450	0.080	6,166,676
Transaction costs relating to share issues					(552,224)

			77,083,450		5,614,452

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 29.

Unlisted Options

Expiration Date	Exercise Price	Number	Code
November 9, 2014	$0.269	1,884,253	PRRAS
December 8, 2014	$0.236	1,884,253	PRRAU
January 12, 2015	$0.227	1,061,411	PRRAY
February 12, 2015	$0.235	1,118,211	PRRAW
March 18, 2015	$0.2277	1,075,269	PRRAZ
May 6, 2015	$0.2500	500,000	PRRAC
May 19, 2015	$0.235	1,055,011	PRRAD
December 6, 2014	$0.100	2,000,000	PRRAL
August 26, 2014	$0.100	500,000	PRRAL
February 1, 2016	$0.339	740,741	PRRAL
November 3, 2014	$0.279	100,000	PRRAL
January 3, 2015	$0.2329	100,000	PRRAL
August 1, 2015	$0.185	2,800,000	PRRAL
February 20, 2016	$0.173	200,000	PRRAL
June 30, 2018	$0.0774	1,923,292	PRRAE
Total		16,942,441

Share buy-back

There is no current on-market share buy-back.

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

Share purchase plan and shortfall placements

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

We raised a total of $14,559,250 from the SPP and a series subsequent SPP shortfall placements to sophisticated investors who were offered the remaining capacity from the SPP with shares also issued at $0.08. We raised $1,062,988 from SPP shortfall placements prior to June 30, 2013 and $6,845,000 in SPP shortfall placements in this financial year.

NOTE 18. RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
(a) Reserves
Options issued reserve	1,547,574	1,547,574
Foreign currency translation reserve	(211,145)	(153,724)
Share-based payment reserve	546,245	488,936

	1,882,674	1,882,786

Movement in options issued reserve were as follows:
Opening balance	1,547,574	—
Options issued during the year	—	1,547,574

Ending balance	1,547,574	1,547,574

Movement in foreign currency translation reserve were as follows:
Opening balance	(153,724)	(118,392)
Currency translation differences arising during the year	(57,421)	(35,332)

Ending balance	(211,145)	(153,724)

Movement in share-based payment reserve were as follows:
Opening balance	488,936	299,412
Employee options issued during the year	57,309	189,524

Ending balance	546,245	488,936

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
(b) Retained Earnings
Movement in retained earnings were as follows:
Opening balance	(114,961,345)	(99,735,674)
Net loss for the year	(13,343,381)	(15,225,671)

Balance	(128,304,726)	(114,961,345)

(c) Nature and purpose of reserves

(i) Options issued reserve

In May 2013 the Company announced an options entitlement issue of one option for every 4 shares held by existing shareholders. 77,378,699 options were issued at $0.02 per option with an exercise price of $0.20. The options expire on June 19, 2017. Each option is exercisable for one ordinary share in capital of the Company. These options are exercisable at any time before its expiry date.

(ii) Foreign currency translation

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive loss as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii) Share-based payments reserve

The options-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 29.

NOTE 19. DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 20. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Short-term employee benefits	1,533,114	1,906,670	2,010,586
Post-employment benefits	40,377	52,348	73,000
Termination benefits	—	149,599	—
Share-based payments	41,919	185,594	299,412

	1,615,410	2,294,211	2,382,998

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

For details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, please refer to note 29.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

June 30, 2014	Balance at start of the year		Share Purchase Plan (SPP) and shortfall placement	Other changes during the year		Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	17,759,576		—	2,300,000		20,059,576
Mr. Albert Wong	3,537,500		—	—		3,537,500
Mr. Martin Rogers**	20,542,179		—	—		20,542,179
Dr. Richard Hammel**	10,444,987		—	—		10,444,987
Dr. Russell Howard	—		—	—		—
Mr. Pete Meyers	—		—	—		—
Mr. Matt Lehman	1,617,763 4,400	*	— —	— 28,306	*	1,617,763 32,706	*
Dr. Sharron Gargosky	25,000	*	—	(25,000)		—
Mr. Marc Voigt	620,000 150	*	— —	100,000 —		720,000 150	*

Total ordinary shares	54,522,005			2,400,000		56,922,005

Total ADS Shares	29,550		—	3,306		32,856

*	American Depositary Shares (ADS) traded on the NASDAQ
**	As the date of resignation

June 30, 2013	Balance at start of the year		Share Purchase Plan (SPP) and shortfall placement	Other changes during the year		Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	4,622,076		12,687,500	450,000		17,759,576
Mr. Albert Wong	3,350,000		187,500	—		3,537,500
Mr. Martin Rogers	30,834,179		187,500	[1](10,479,500)		20,542,179
Dr. Richard Hammel	10,257,487		187,500	—		10,444,987
Dr. Russell Howard	—		—	—		—
Mr. Ian Bangs	100,000		—	—		100,000
Mr. Matt Lehman	1,100,000		412,500	105,263		1,617,763
	—		—	4,400	*	4,400	*
Dr. Neil Frazer	112,000		—	—		112,000
	1,000	*				1,000	*

June 30, 2013	Balance at start of the year	Share Purchase Plan (SPP) and shortfall placement	Other changes during the year		Balance at end of the year
Dr. Sharron Gargosky	—	—	25,000	*	25,000	*
Mr. Marc Voigt			307,500		620,000
	—	312,500	150	*	150	*

Total ordinary shares	50,375,742	13,975,000	(9,616,737)		54,734,005

Total ADS	1,000	—	29,550		30,550

*	American Depositary Shares (ADS) traded on the NASDAQ
[1]	related shares sold by the director to the market

June 30, 2012	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	4,347,076	—	275,000	4,622,076
Mr. Albert Wong	3,250,000	—	100,000	3,350,000
Mr. Martin Rogers	20,821,500	12,345,238	(2,332,559)	30,834,179
Dr. Richard Hammel	5,000,000	7,619,047	(2,361,560)	10,257,487
Mr. Matt Lehman	100,000	1,500,000	(500,000)	1,100,000
Mr. Ian Bangs	—	—	100,000	100,000
Dr. Neil Frazer			112,000	112,000
	—	—	1,000 *	1,000	*
Dr. Sharron Gargosky	—	—	—	—
Mr. Marc Voigt	—	—	—	—

Total ordinary shares	33,518,576	21,464,285	(4,607,119)	50,375,742

Total ADS	—	—	1,000	1,000

*	American Depositary Shares (ADS) traded on the NASDAQ

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2014	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	14,439,894	—	—	(10,000,000)	4,439,894	4,439,894	—
Mr. Albert Wong	7,500,000	—	—	(7,500,000)	—	—	—
Mr. Martin Rogers	12,500,000	—	—	(10,000,000)	2,500,000	2,500,000	—
Dr. Richard Hammel	5,000,000	—	—	(5,000,000)	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Matt Lehman	2,104,441	—	—	—	2,104,441	2,104,441	—
Ms. Deanne Miller	—	363,636	—	—	363,636	242,424	121,212
Dr. Sharron Gargosky	900,000	637,275	—	—	1,537,275	1,324,850	212,425
Mr. Marc Voigt	528,125	643,629	—	—	1,171,754	957,211	214,543

	42,972,460	1,644,540	—	(32,500,000)	12,117,000	11,568,820	548,180

June 30, 2013	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	10,000,000	—	4,439,894	—	14,439,894	14,439,894	—
Mr. Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr. Martin Rogers	10,000,000	—	2,500,000	—	12,500,000	12,500,000	—
Dr. Richard Hammel	5,000,000	—	—	—	5,000,000	5,000,000	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Matt Lehman	500,000	1,200,000	404,441	—	2,104,441	904,441	1,200,000
Dr. Neil Frazer	2,000,000	—	—	—	2,000,000	2,000,000	—
Mr. Ian Bangs	—	450,000	100,000	—	550,000	550,000	—
Ms. Deanne Miller	—	—	—	—	—	—	—
Dr. Sharron Gargosky	200,000	700,000	—	—	900,000	200,000	700,000
Mr. Marc Voigt	—	450,000	78,125	—	528,125	78,125	450,000

	35,200,000	2,800,000	7,522,460	—	45,522,460	43,172,460	2,350,000

June 30, 2012	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	10,000,000	—	—	—	10,000,000	10,000,000	—
Mr. Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr. Martin Rogers	22,345,238	—	12,345,238	—	10,000,000	10,000,000	—
Dr. Richard Hammel	12,619,047	—	7,619,047	—	5,000,000	5,000,000	—
Mr. Matt Lehman	—	2,000,000	1,500,000	—	500,000	500,000	—
Dr. Neil Frazer	2,000,000	—	—	—	2,000,000	1,000,000	1,000,000
Mr. Ian Bangs	—	—	—	—	—	—	—
Dr. Sharron Gargosky	—	200,000	—	—	200,000	—	200,000
Mr. Marc Voigt	—	—	—	—	—	—	—

	54,464,285	2,200,000	21,464,285	—	35,200,000	34,000,000	1,200,000

NOTE 21. REMUNERATION OF AUDITORS

The following fees were paid or payable for services provided by PricewaterhouseCoopers (PwC) Australia in relation to the audit for the year-end 2014, 2013, and 2012.

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
PricewaterhouseCoopers Australia
Audit or review of the financial report	209,420	257,700	140,000
All other fees*	12,500	—	11,345

	221,920	257,700	151,345
Non-PwC audit firm
Audit or review of the financial report	—	—	74,646
Preparation of the tax return and other consulting services	—	9,841	19,739

Total remuneration of non-PwC audit firm	—	9,841	94,385

	221,920	267,541	245,730

*Relates to assistance with the Form F-3.

NOTE 22. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2014 and June 30, 2013.

NOTE 23. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at June 30, 2014 and June 30, 2013.

NOTE 24. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 25.

Key management personnel

Disclosures relating to key management personnel are set out in note 20.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 25. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2014%	June 30, 2013%
Arthron Pty Ltd *	Australia	—	100.00
Cancer Vac Pty Ltd**	Australia	100.00	100.00
Oncomab Pty Ltd *	Australia	—	100.00
Panvax Pty Ltd *	Australia	—	100.00
Prima BioMed USA Inc	United States of America	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Prima BioMed GmbH	Germany	100.00	100.00
Prima Biomed AUSTRALIA Pty Ltd	Australia	100.00	100.00
Prima Biomed IP Pty Ltd	Australia	100.00	100.00

*	Companies were deregistered on July 31, 2013
**	Cancer Vac Pty Ltd was deregistered on September 18, 2014

NOTE 26. EVENTS OCCURRING AFTER THE REPORTING DATE

Marc Voigt was appointed as Chief Executive Officer of Prima BioMed on the July 9, 2014. Mr Voigt, Prima BioMed’s Chief Business Officer and Chief Financial Officer as well as Managing Director of the Company’s European Operations, replaces US based Matthew Lehman who stepped down from the Board but remains an adviser to the Company to facilitate an orderly transition.

The decision follows the Company’s recent shift in its operational focus to Europe, where its clinical trials and manufacturing of CVac have been centralised to generate cost savings and enhance operational efficiencies. The Company’s European manufacturing facility is based in Leipzig, Germany where Prima BioMed benefits from a significant funding grant from the Saxony Development Bank to carry out its CVac development program in Europe.

No other matter or circumstance has arisen since June 30, 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 27. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Loss after income tax expense for the year	(13,343,381)	(15,225,671)	(19,940,960)
Adjustments for:
Depreciation and amortisation	446,360	254,024	377,299
(Decrease)/increase in income tax payable	(10,077)	27,065	—
Add back share based payments	57,309	189,524	303,412
Add back loss on disposal of assets	—	—	64,679
Unrealised gain on exchange through the profit and loss	(908,594)	(1,446,771)	(116,473)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	4,071	79,907	(244,485)
Decrease in inventories	—	191,726	22,620
Decrease/(increase) in other operating assets	297,320	809,055	(1,499,729)
(Decrease)/increase in trade and other payables	(816,276)	627,971	369,371
Increase/(decrease) in employee benefits	79,821	(88,926)	55,153
(Decrease)/increase in derivative financial instruments	(33,714)	(1,455,030)	1,488,744

Net cash used in operating activities	(14,227,161)	(16,037,126)	(19,120,369)

NOTE 28. EARNINGS PER SHARE

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Loss after income tax	(13,343,381)	(15,225,671)	(19,940,960)

Loss after income tax attributable to the owners of Prima BioMed Ltd	(13,343,381)	(15,225,671)	(19,940,960)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	1,220,083,929	1,075,381,168	1,037,618,752

Weighted average number of ordinary shares used in calculating diluted earnings per share	1,220,083,929	1,075,381,168	1,037,618,752

	Cents	Cents	Cents
Basic earnings per share	(1.09)	(1.42)	(1.92)
Diluted earnings per share	(1.09)	(1.42)	(1.92)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Listed options	77,378,696	77,378,699
Unlisted options	16,942,441	47,519,149

NOTE 29. SHARE-BASED PAYMENTS

a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, Germany, and Australia.

Set out below are summaries of options granted under the EIP:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	—	1,758,176	—	—	1,758,176	1,172,117
January 24, 2014	30 June 2018	0.0774	—	165,116	—	—	165,116	165,116

Total			—	1,923,292	—	—	1,923,292	1,337,233

Weighted average exercised price		0.0774		0.0774			0.0774

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended June 30, 2014 was $0.077 (2013 – not applicable). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years. Options vest in three equal tranches, 33.3% vested on December 31, 2013, 33.3% vested on June 30, 2014, and 33.3% to vest on June 30, 2015. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended June 30, 2014 were $0.028 and $0.037 (2013 – not applicable). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended June 30, 2014 included:

•	Vested options are exercisable for a period of 36 months after vesting

•	exercise price: $0.0774

•	grant date: December 23, 2013 and January 24, 2014

•	expiry date: June 30, 2018

•	share price at grant date: $0.04 and $0.05

•	expected price volatility of the Company’s shares: 112% and 116%

•	expected dividend yield: nil%

•	risk-free interest rate: 2.92% and 2.81%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b) Global Employee Share Option Plan (GESOP)

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

Set out below are summaries of options granted under the GESOP:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	November 3, 2014	0.279	100,000	—	—	—	100,000	100,000
January 3, 2012	January 3, 2015	0.233	100,000	—	—	—	100,000	100,000
August 1, 2012	August 1, 2015	0.185	1,600,000	—	—	—	1,600,000	450,000
November 16, 2012	August 1, 2015	0.185	1,200,000	—	—	—	1,200,000	1,200,000
February 20, 2013	February 20, 2016	0.173	200,000	—	—	—	200,000	200,000

Total			3,200,000	—	—	—	3,200,000	3,200,000

Weighted average exercised price		0.189		—			0.189

2013 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	November 3, 2014	0.279	100,000	—	—	—	100,000	100,000
January 3, 2012	January 3, 2015	0.233	100,000	—	—	—	100,000	100,000
August 1, 2012	August 1, 2015	0.185	—	1,600,000	—	—	1,600,000	450,000
November 16, 2012	August 1, 2015	0.185	—	1,200,000	—	—	1,200,000	—
February 20, 2013	February 20, 2016	0.173	—	200,000	—	—	200,000	—

Total			200,000	3,000,000	—	—	3,200,000	650,000

Weighted average exercised price		0.189		0.184			0.189

2012 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	November 3, 2014	0.279	—	100,000	—	—	100,000	—
January 3, 2012	January 3, 2015	0.233	—	100,000	—	—	100,000	—

Total			—	200,000	—	—	200,000	—

Weighted average exercised price		0.256		0.256			0.256

No options expired during the periods covered by the above tables.

There were no share options exercised during the year (2013—not applicable and 2012—$0.256). The weighted average remaining contractual life of share options outstanding at the end of the period was 1 year (2013—2 years). Options vested after a period of twelve months from the grant date.

Fair value of options granted

There were no options granted during the year ended June 30, 2014 (2013 - $0.06 and $0.07 cents and 2012—$0.08 per option). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended June 30, 2013 included:

•	Vested options are exercisable for a period of 24 months after vesting

•	exercise price: $0.185 and $0.173 and $0.233 (2012—$0.279 and $0.233)

•	grant date: August 1, 2012, November 16, 2012, and February 20, 2013 (2012—November 3, 2011 and January 3, 2012)

•	expiry date: August 1, 2015 and February 20, 2016 (2012—November 3, 2014 and January 3, 2015)

•	share price at grant date: $0.12 and $0.13 (2012—$0.17 and $0.16)

•	expected price volatility of the company’s shares: 91% and 89% (2012—96% and 97%)

•	expected dividend yield: nil% (2012 – nil%)

•	risk-free interest rate: 2.59%, 2.51%, and 2.88% (2012—3.79% and 3.29%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(c) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on April 30, 2010. The company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option.

Set out below are summaries of options granted under the ESOP:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 26, 2011	August 26, 2014	0.10	500,000	—	—	—	500,000	500,000

Total			500,000	—	—	—	500,000	500,000

Weighted average exercised price		0.10					0.10	0.10

2013 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 26, 2011	August 26, 2014	0.10	500,000	—	—	—	500,000	500,000

Total			500,000	—	—	—	500,000	500,000

Weighted average exercised price		0.10					0.10	0.10

2012 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 26, 2011	August 26, 2014	0.10	—	2,000,000	1,500,000	—	500,000	500,000

Total			—	2,000,000	1,500,000	—	500,000	500,000

Weighted average exercised price		0.10		0.10	0.10		0.10	0.10

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended June 30, 2014 was $nil (2013—$nil and 2012—$0.10). On the remaining contractual life of share options outstanding at the end of the period was 1 year. Options vested immediately on grant date.

Fair value of options granted

There were no options granted during the year ended June 30, 2014 (2013—not applicable and 2012—$0.127 cents). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

d) Options issued to directors with shareholders’ approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 6, 2010	December 6, 2013	0.20	32,500,000	—	—	(32,500,000)	—	—
December 6, 2010	December 6, 2014	0.10	2,000,000	—	—	—	2,000,000	2,000,000

Total			34,500,000	—	—	(32,500,000)	2,000,000	2,000,000

Weighted average exercised price		0.10	0.194				0.10	0.10

2013 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 6, 2010	6 December 2013	0.20	32,500,000	—	—	—	32,500,000	32,500,000
December 6, 2010	6 December 2014	0.10	2,000,000	—	—	—	2,000,000	2,000,000

Total			34,500,000	—	—	—	34,500,000	34,500,000

Weighted average exercised price		0.194	0.194				0.194	0.194

32,500,000 options lapsed during the periods.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2014 A$	June 30, 2013 A$
Share-based payment expense	57,309	189,524

NOTE 30. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2014 A$	June 30, 2013 A$	June 30, 2012 A$
Loss after income tax	(15,651,281)	(15,813,154)	(33,498,877)
Total comprehensive loss	(15,651,281)	(15,813,154)	(33,498,877)

Statement of financial position

	Parent
	June 30, 2014 A$	June 30, 2013 A$
Total current assets	20,313,908	29,805,323

Total assets	20,314,845	29,811,104

Total current liabilities	977,777	1,925,647

Total liabilities	1,341,709	1,931,393

Equity
— Contributed equity	149,014,372	142,326,977
— Reserves	2,093,819	2,036,509
— Accumulated losses	(132,135,056)	(116,483,775)

Total equity	18,973,135	27,879,711

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 22 for details in relation to contingent liabilities as at June 30, 2014 and June 30, 2013.

Capital commitments—Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2014 and June 30, 2013.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

4.3*	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011 (terminated effective October 1, 2013)	20-F	001-35428	4.3	10/3/12

4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12

4.4.1	Deed of Novation between The MacFarlane Burnet Institute for Medical Research and Public Health Ltd, Prima BioMed and Cancer Vac Pty Ltd, dated April 18, 2012	20-F	001-35428	4.4.1	10/30/13

4.5*	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., dated July 4, 2012	20-F	001-35428	4.5	12/3/12

4.6*	License and Development Agreement between Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12

4.6.1	Termination Agreement between Oncothyreon Inc, Prima BioMed and Cancer Vac Pty Ltd, dated October 2, 2013	20-F	001-35428	4.6.1	10/30/13

4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12

4.8*	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12

4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12

4.10+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12

4.11+	Prima Executive Incentive Plan	20-F	001-35428	4.11	10/30/13

4.12+	Amended Employment Agreement between Prima BioMed and Neil Frazer, effective March 31, 2013	20-F	001-35428	4.12	10/30/13

4.13+	Amended Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective September 1, 2012	20-F	001-35428	4.13	10/30/13

4.13.1+#	Separation Agreement and Release between Prima BioMed and Matthew Bryson Lehman, effective July 9, 2014

4.14+	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011	20-F	001-35428	4.14	10/3/12

4.15+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.15.1+#	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014

4.15.2+#	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014

4.16+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.16.1+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.16.2+#	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective August 1, 2014

4.17+	Deed of Settlement and Release between Prima BioMed and Ian Bangs, dated October 25, 2012	20-F	001-35428	4.17	10/30/13

4.18#**	Transition Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated December 1, 2013

4.19#**	Variation 1 to Transition Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated February 26, 2014

4.20#**	Supply, Distribution and Licensing Agreement between Prima BioMed and Neopharm Ltd., dated February 19, 2014

12.1#	Certification of the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of the Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

16.1	Letter regarding change in certifying accountant	20-F	001-35428	16.1	10/3/12

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Sxchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

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

PRIMA BIOMED LTD

/s/ Marc Voigt
By:	Marc Voigt
Title:	Chief Executive Officer and Chief Financial Officer

Date: September 24, 2014