Form 20-F
period 2015-06-30
Prima BioMed Ltd
filed 2015-10-30
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

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

Marc Voigt, Chief Executive Officer

Level 7, 151 Macquarie Street, Sydney, 2000 New South Wales, Australia

Phone +61 (0)2 9276 1224 Fax: +61 (0)2 9276 1284

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	NASDAQ Global Market (for listing purposes only)
American Depositary Shares, each representing 30 Ordinary Shares	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

The number of ordinary shares outstanding as of June 30, 2015 was 1,751,494,601.

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

ii

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with the U.S. Securities Exchange Commission that was declared effective on April 12, 2012 and our American Depositary Shares, or ADSs, were listed on the NASDAQ Global Market, or NASDAQ, under the symbol “PBMD” on April 16, 2012. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs, each of which represents 30 of our ordinary shares. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our,” “Prima BioMed,” “Prima” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

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

A. Selected Financial Data

Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and Australian equivalents to IFRS, as issued by the Australian Accounting Standards Board (“AASB”).

The following selected consolidated financial data as of June 30, 2015 and 2014 and for the fiscal years ended June 30, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2013,2012, and 2011 and for the fiscal years ended June 30, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2015	2014	2013	2012	2011
	(in A$, except share amounts)
Other income	2,092,867	3,140,066	4,005,394	4,202,567	1,066,196
Depreciation & amortization	(1,341,202)	(446,360)	(254,024)	(377,299)	(64,287)
Research & development and intellectual property	(8,952,447)	(11,930,857)	(14,005,259)	(15,118,816)	(9,531,163)
Corporate administrative expenses	(5,723,106)	(4,092,623)	(4,851,195)	(5,977,619)	(5,600,988)
Loss on foreign exchange	—	—	—	(1,181,049)	—
Finance costs	(18,364,804)	—	—	—	(6,395,818)
Impairment of assets	—	—	—	—	(555,107)
Changes in fair value of derivative financial instruments	—	—	(33,714)	(1,488,744)	—
Net loss on financial liabilities at fair value through profit or loss	—	—	—	—	—
Loss on disposal of assets	(5,160)	—	—	—	—
Income tax expense	142,156	(13,607)	(86,873)	—	—

Net loss	(32,151,696)	(13,343,381)	(15,225,671)	(19,940,960)	(21,081,167)

Loss per share – basic and diluted	(0.0202)	(0.0093)	(0.0142)	(0.0192)	(0.0374)

Weighted average number of ordinary shares outstanding – basic and diluted	1,591,116,220	1,439,768,245	1,075,381,168	1,037,618,752	563,696,560

Consolidated Balance Sheet Data:

	As of June 30,
	2015	2014	2013	2012	2011
	(in A$)
Cash and cash equivalents	6,759,615	14,200,042	22,023,143	16,991,716	45,918,552
Working capital	3,643,408	21,912,972	28,248,167	36,458,512	54,525,711
Total assets	30,983,445	25,377,955	32,814,298	41,612,671	57,640,661
Long-term debt	—	—	—	—	—
Total shareholders’ equity	24,689,743	22,592,320	29,248,418	37,157,871	55,099,130
Contributed equity	179,878,436	149,014,372	142,326,977	136,712,525	134,895,001

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the historical daily exchange rates of the Australian dollar by the Reserve Bank of Australia (RBA).

Exchange rate as of September 30, 2015: A$1.00 is US$0.7010

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2011	1.0670	0.9870	1.0958	0.8323
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7114

Month	High	Low
	US$	US$
April 2015	0.7993	0.7590
May 2015	0.8122	0.7663
June 2015	0.7799	0.7649
July 2015	0.7713	0.7289
August 2015	0.7397	0.7114
September 2015	0.7209	0.6924
October 2015 (through October 26, 2015)	0.7332	0.7038

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

We are at an early stage in the development of pharmaceutical products and its success is therefore uncertain. At this point we do not have any substantial products that generate significant revenue. For the years ended June 30, 2014 and 2015, we had a net loss of approximately $13.3 million and $32.2 million, respectively. The significant increase in net loss for the year ended June 30, 2015 was primarily attributable to finance costs of $18.4 million incurred in our procurement of funding from the Bergen Global Opportunity Fund, LP for our acquisition of Immutep SA, a French privately owned and venture capital backed company. In addition, since the year ended June 30, 2013, our total other income has continued to decrease. For the year ended June 30, 2013, total other income was approximately $4.0 million. For the year ended June 30, 2014, total other income was approximately $3.1 million, with such decrease being primarily attributable to fluctuations in foreign exchange rates. For the year ended June 30, 2015, total other income was approximately $2.1 million, with such decrease being primarily attributable to a decrease in grant income. Other income comprises license income, grants received, foreign exchange gains and interest income.

We will continue to incur losses from operations and expects the costs of drug development to increase in the future as more patients are recruited to the planned trials. In particular, we will continue to incur significant losses in carrying out clinical trials of IMP321 necessary for regulatory approval and ongoing research in terms of immunotherapy product candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable.

There is a substantial risk that we or our development partners may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialised, which would prevent us from ever achieving profitability.

While the decision to consolidate the CVac clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 will generate new expenses, especially once clinical trials have been started. There can also be no guarantee that CVac will successfully be partnered or ever generate future revenues or that the cell therapy related logistics and manufacturing platform will be successfully commercialised.

We have no medicinal products approved for commercial sale and no source of material revenue.

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the success of our product candidates, especially the LAG-3 related ones.

The LAG 3 product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology, in December 2014. This acquisition significantly expanded Prima’s clinical development product portfolio to other categories of immunotherapies. It has also provided Prima with partnerships with several of the world’s largest pharmaceutical companies.

Immutep has three products candidates in development. They are based on a specific target called lymphocyte activation gene 3 or LAG-3, which is involved in the regulation of T cells in immune responses. Two of those products are fully partnered with Novartis and GSK. Their most advanced product candidate, IMP321, will be developed by the Prima group for commercialisation in the world’s major markets.

IMP321 is a recombinant protein that could be used in conjunction with chemotherapy to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm, which has licenced the rights for IMP321 for China and Taiwan.

Immutep’s other products include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK.

In addition to these products Immutep also has a dedicated R&D laboratory outside Paris with other research candidates in development. Immutep also currently generates modest revenues from sales of LAG-3 research reagents.

After having expended significant efforts in the development of CVac, we have recently prioritized our efforts to develop the IMP321 compound. There can be no assurance that our ability to develop either product candidate, or any other product candidate, will be successful or our ability to obtain the necessary regulatory approvals with respect to any of the foregoing will be successful.

We anticipate that as the clinical trials for IMP321 progress and associated costs increase, we will require additional funds to achieve our long-term goals of commercialisation and further development of IMP321 and other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase manufacturing capacity, develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including research and development activities, thereby harming our business, financial condition and results of operations.

Our ability to generate product revenue depends on a number of factors, including our ability to:

•	successfully complete clinical development of, and receive regulatory approval for, our product candidates;

•	set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors;

•	obtain commercial quantities of our products, if approved, at acceptable cost levels; and

•	successfully market and sell our products, if approved.

In addition, because of the numerous risks and uncertainties associated with product candidate development, we are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability. Our expenses could increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated and even if our product candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of such products and there can be no guarantee that we will ever generate significant revenues.

We may require additional financing and may be unable to raise sufficient capital, which could have a material impact on our research and development programs or commercialisation of our products or product candidates.

We have historically devoted most of our financial resources to research and development, including pre-clinical and clinical development activities. To date, we have financed a significant amount of our operations through public and private financings. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercialising products that generate significant revenue. Our failure to become and remain profitable would depress the value of our ordinary shares or ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical or other studies for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-licences other product candidates and technologies;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialisation efforts;

•	add an internal sales force; and

•	experience any delays or encounters issues with any of the above.

Until our products become commercially available, we will need to obtain additional funding in connection with the further development of our products and product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialisation efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalise on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for stockholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock to fall.

If we are unable to secure sufficient capital to fund our operations, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves. For example, additional strategic collaborations could require us to share commercial rights to our product candidates with third parties in ways that we do not intend currently or on terms that may not be favourable to us. Moreover, we may also have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

We may not be able to achieve the benefits we expected at the time of the Immutep acquisition. Any failure to implement our business strategy with respect to the Immutep acquisition could negatively impact our business, financial condition and results of operations.

We completed our acquisition of Immutep, in December 2014 for consideration of up to US$28m in cash and stock. We have partially completed the integration of Immutep’s business into our own. We have not yet achieved, and may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, there may be unexpected costs incurred in integrating Immutep, increases in other expenses, or problems in the business unrelated to the Immutep acquisition that have a negative effect on our business. If the integration is not successful, or if we fail to implement our business strategy with respect to the acquisition, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

Specific risks associated with the remaining integration include the following:

•	the potential loss of licensors, licensees, other business partners or independent contractors;

•	failure to effectively continue the clinical trials or integrate Immutep’s product portfolio with ours;

•	failure to effectively consolidate functional areas, which may be impeded by inconsistencies in, or conflicts between, standards, controls, procedures, policies, business cultures and compensation structures;

•	potential future impairment charges, write-offs, write-downs or restructuring charges that could adversely affect our results of operations;

•	significant deficiencies or material weaknesses in internal controls over financial reporting;

•	exposure to unknown liabilities or other obligations of Immutep, which may include matters relating to employment, labor and employee benefits, litigation, accident claims and environmental issues, and which may affect our ability to comply with applicable laws;

•	the coordination of resources across broad geographical areas; and

•	the challenges of moving toward a single brand and market identity.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Immutep was our only significant acquisition in the recent history of Prima. Identifying strategic acquisitions is part of our business plan and may become an increasingly important part of our growth. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, setbacks or negative results in, or termination of, our clinical trials, it may be unable to continue the development of our products or product candidates or generate revenue and our business may be severely harmed.

If we do not obtain the necessary regulatory approvals we will be unable to commercialise our products.

The clinical development, manufacturing, sales and marketing of our products are subject to extensive regulation by regulatory authorities in the United States, the United Kingdom, the European Union, Australia and elsewhere. Despite the substantial time and expense invested in preparation and submission of a Biologic License Application or equivalents in other jurisdictions, regulatory approval is never guaranteed. The number, size and design of preclinical studies and clinical trials that will be required will vary depending on the product, the disease or condition for which the product is intended to be used and the regulations and guidance documents applicable to any particular product. The FDA or other regulators can delay, limit or deny approval of a product for many reasons, including, but not limited to, the fact that regulators may not approve our or a third-party manufacturer’s processes or facilities or that new laws may be enacted or regulators may change their approval policies or adopt new regulations requiring new or different evidence of safety and efficacy for the intended use of a product.

IMP321 will undergo clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Currently it is planned that the clinical development of CVac will only continue provided that a partnering transaction can be secured. Without additional clinical trials CVac and any other product in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product. Even if we receive regulatory approval for any product candidate, our profitability will depend on our ability to generate revenues from the sale of those product candidates or the licensing of our technology.

Even if our product candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of product candidates.

Even if we or our licensing partners receive regulatory approval to sell IMP321 or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our products.

We have limited manufacturing experience with our product candidates.

We have no manufacturing capabilities and is dependent on third parties for the development of cost effective manufacture and manufacturing process for the company’s product candidates. Problems with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such may delay clinical trials and commercialization of our product candidates.

Biological product candidates like CVac, IMP731, IMP701 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

The clinical development of autologous dendritic cell cancer vaccines such as CVac is complex and more costly to produce than most other biologicals such as IMP321. Biologicals like IMP321 offer greater commercial potential based on cost of goods alone. Hence, we decided to focus our clinical trial resources internally on developing IMP 321 whilst seeking a partner to develop CVac. With our repositioning of the CVac program, the manufacturing uncertainties surrounding CVac will transfer to a new partner should one be secured. Successful approval of CVac by regulatory authorities and the manufacturing of CVac will therefore be beyond the control of Prima. Any revenues from sales of CVac will be dependent on the success of the collaboration partner. In principle the same applies to IMP731 and IMP701 or any other partnered product candidate.

To the extent we rely significantly on contractors, we will be exposed to risks related to the business and operational conditions of our contractors.

We are a small company, with few internal staff and limited facilities. We are and will be required to rely on a variety of contractors to manufacture and transport our products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

•	a contractor is unable to retain key staff that have been working on our product candidates;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses their permits or licenses that may be required to manufacture our products or product candidates; or

•	errors, negligence or misconduct that occur within a contractor may adversely affect our business.

We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercialising our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have material collaborative arrangements with Eddingpharm for the development of IMP321 for China and Taiwan.

Any partnerships or alliance we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if it sold its products directly, may place the development, sales and marketing of its products outside of its control, may require it to relinquish important rights or may otherwise be on unfavourable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•	strategic partner/collaborators may experience financial difficulties;

•	the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our product candidates or revenue expectations;

•	products being developed by partners/collaborators may never reach commercial stage resulting in reduced or even no milestone or royalty payments;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete their obligations under any arrangement;

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are often terminated or allowed to expire, which would delay the development and may increase the cost of developing product candidates.

Our research and development efforts will be jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our success depends largely on the continued services of our senior management and key scientific personnel and on the efforts and abilities of our senior management to execute our business plan. During the fiscal year ended June 20, 2015, we experienced significant changes in our senior management team with Mr. Marc Voigt becoming our Chief Executive Officer in July 2014 and Prof. Dr. Frédéric Triebel becoming our Chief Scientific Officer and Chief Medical Officer in December 2014, as a result of our acquisition of Immutep. Additionally, as a consequence of our decision to cease recruitment into all ongoing CVac studies and strategic redirection towards our LAG-3 portfolio, Dr. Sharron Gargosky, our Chief Technical Officer and past CVac program manager will cease to be employed by us effective 30 November 2015.

Changes in our senior management may be disruptive to our business and may adversely affect our operations. For example, when we have changes in senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

For all new employees, including senior management, there may be reduced levels of productivity as recent additions or hires are trained or otherwise assimilate and adapt to our organization and culture. The significant turnover in our senior management team during fiscal year 2015 may make it difficult to attract new employees and retain existing employees. These changes may also make it difficult to execute on our business plan and achieve our planned financial results.

Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our product development and commercialisation activities.

Research and development efforts will be jeopardised if we are unable to secure critical components and reagents necessary for manufacture of key components of our product candidates.

Problems with third party supply (e.g. critical material) may delay clinical trials and commercialization of our product candidates.

Future potential sales of our products may suffer if they are not accepted in the marketplace by physicians, patients and the medical community.

There is a risk that IMP321 may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

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

If healthcare insurers and other organizations do not pay for our products or impose limits on reimbursement, our future business may suffer.

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

Moreover, any of our pending applications may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidate.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S., the EU, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

Our commercial success may somewhat depend upon our future ability and the ability of our potential collaborators to develop, manufacture, market and sell our product candidates without infringing valid intellectual property rights of third parties.

If a third-party intellectual property right exists that requires the pursuit of litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

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

If we fail to settle or otherwise resolve any such dispute, in addition to being forced to pay damages, we or our potential collaborators may be prohibited from commercializing any product candidates we may develop that are held to be infringing, for the duration of the patent term. We might, if possible, also be forced to redesign our formulations so that we no longer infringe such third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

If we infringe the intellectual property rights of third parties, it may increase costs or prevent it from the commercialisation of product candidates.

There is a risk that we are, or may in the future, infringe proprietary rights of third parties. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. To date, we have not been involved in any such third-party claims and, except as noted below, we are not aware that our product candidates infringe, or may in the future infringe, the intellectual property rights of any third party. As a result of intellectual property infringement claims, or to avoid potential claims, we might be:

•	prohibited from selling or licensing any product candidate that we may develop unless the patent holder licenses the patent to us;

•	required to expend considerable amounts of money in defending the claim;

•	required to pay substantial royalties or grant a cross license to our patents to another patent holder;

•	required to redesign the formulation of a product so that it does not infringe, which may not be possible or could require substantial funds and time; or

•	required to pay substantial monetary damages.

To mitigate this risk, we have a patent strategy and monopoly around many of the technical areas we operate in with little room for others to achieve freedom to operate. From time to time we engage the advice of patent counsel to conduct checks on the freedom to operate position of our business with respect to claims protecting our product development candidates and our clinical and manufacturing strategies.

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

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our product candidates may be or become uncompetitive. To remain competitive, we must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to IMP321 but that are not covered by our intellectual property rights.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

•	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that any pending patent applications that we have filed, or will file, will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	Ownership of our patents or patent applications may be challenged by third parties.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

If healthcare insurers and other organisations do not pay for our products or product candidates or impose limits on reimbursement, our future business may suffer.

Our product candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets the pricing of pharmaceutical products is already subject to government control.

Successful commercialisation of our product candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organisations. Our product candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products, the market acceptance of these products will be reduced.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We may face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialise products and product candidates.

We rely on a number of third party researchers and contractors to produce, collect, and analyse data regarding the safety and efficacy of our product candidates. We have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analysed incorrectly. If a claim is made against us in conjunction with these research testing activities, the market price of our ordinary shares or ADSs may be negatively affected. We could also face additional liability beyond insurance limits if testing mistakes were to endanger any human subjects.

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

We may face difficulties with protecting our intellectual property in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange has ranged from as low as A$0.02 to a high of A$0.19. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

Our business is affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. Our expenses will be denominated in Australian dollars, U.S. dollars and European euro. Last year, the Australian dollar has, as a general trend, depreciated against the U.S. dollar and European euro, whereas two years ago, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2015, we made foreign exchange gains as a result of currency fluctuations of A$0.5 million. In fiscal 2014, we made foreign exchange gains as a result of currency fluctuations of A$0.4 million. In fiscal 2013 our foreign exchange gain was A$1.4 million.

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

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and may differ from the rights of shareholders under U.S. law. Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. As a foreign private issuer that has elected to follow a home country practice instead of NASDAQ requirements, we have submitted to NASDAQ a written statement from our independent counsel certifying that our practices are not prohibited by Australian laws. In addition, a foreign private issuer must disclose in Annual Reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees – C. Board Practices” for further information.

Risks Related to an Investment in Our ADSs

Our ADS holders are not shareholders and do not have the same rights as our shareholders.

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

Nasdaq may delist our ADSs from trading on the exchange which could limit investors’ ability to make transactions in our ADSs and subject us to additional trading restrictions.

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

In the past 52-weeks, our ADSs have been trading in a range from $0.42 to $6.48 per share, and the longest period below $1.00 was for 129 business days from November 12, 2014 through May 19, 2015, inclusive. Under Nasdaq’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq. On December 23, 2014, we received a deficiency letter from NASDAQ that we were not in compliance with NASDAQ Listing Rule 5450(a)(1) for failing to have a bid price for our ADS of at least US$1.00 per share for the prior thirty trading days. Our share price rose significantly in May 2015 following some positive market announcements released by us, including the securing of A$15m in funding from a sophisticated US investor and positive overall survival benefit data for CVac. On June 3, 2015, we received a letter from NASDAQ advising that as the bid price for our ADS had risen above US$1.00 for the required period of time, we had regained compliance with NASDAQ Listing Rule 5450(a)(1) and the matter was closed. See “Item 4.A—Fiscal 2014.”

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

A. History and Development of the Company

Our legal and commercial name is Prima BioMed Ltd. We were incorporated under the laws of the Commonwealth of Australia on May 21, 1987.

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

Fiscal 2014

In September 2013, we announced top-line results of our CAN-003 phase 2 trial of CVac for the treatment of epithelial ovarian cancer patients in remission after first or second line treatment. Results indicated that CVac was well tolerated by patients, with only one serious adverse event considered possibly related to CVac treatment. The majority of adverse events were considered mild and transient in nature. Evaluation of immunological responses to CVac indicated no humoral or antibody responses as expected and importantly CVac induced a cellular T cell response in patients. The estimate of median progression-free survival at that time resulted in no observed difference between the CVac treated patients and the control arm on the CAN-003 study when looking at the first and second remission patients as a single group. The efficacy of CVac was evaluated by determining the progression free survival (PFS) and overall survival (OS). PFS was measured from the date of randomization to the earlier of the date of documented disease progression or death from any cause. Initial top line PFS data indicated divergent trends for the first and second remission populations. It was too early to make conclusions about CVac’s effect on overall survival. As of the date of analysis, eight study patients out of 63 were confirmed to be deceased. OS data updates were provided on 6 November 2014 and 19 May 2015 as described in fiscal 2015.

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

In late May, Prima BioMed received notification from the US patent office that the patent for treating patients with CVac had been allowed. This patent proceeded to be granted in July 2014 and was given a patent term extension of almost 4 years providing for patent protection in the US for this patent until at least August 2022.

Interim overall survival (OS) for CAN-003 was announced in June 2014 In second remission patients (n=20) from CAN-003, median OS for control group patients was 26.25 months while a median for CVac patients was not yet reached after 30 months (hazard ratio=0.17; p=0.07). Medians for the control group and CVac treated patients had not yet been reached for first remission patients. OS data updates were provided on 6 November 2014 and 19 May 2015 as described below.

Fiscal 2015

On 8 July 2014 Prima BioMed was granted US Patent 8,771,701 from the US patent office, covering the company’s CVac cancer immunotherapy. This patent was given a term extension of almost 4 years providing for patent protection in the US for this patent until at least August 2022.

On 9 July 2014, it was announced that Mr. Marc Voigt would replace Mr. Matthew Lehman as the CEO of Prima BioMed. Mr. Voigt has been with Prima BioMed since 2012 as the Chief Financial Officer and Chief Business Officer and an employee of the company’s German subsidiary since 2011, where he serves as a Managing Director. The shift in focus of the operations of the company to Germany due to the SAB grant support made it more practicable for Mr. Voigt to take over as CEO. In addition, Mr Voigt has over the past three years as the head of our European Operations, forged strong relationships within the European medical industry. During his role as CBO and CFO he has gained an excellent knowledge of both the operational and financial aspects of the business and he has a strong investment and transactional background within the biotechnology sector. Based in Germany, he is ideally placed to assume the responsibilities as CEO.

On 2 October 2014 Prima announced the acquisition of Immutep SA, a French biotechnology company based in Paris, for US$28m in cash and stock. Immutep brings a number of programs to Prima based on the LAG-3 immune control mechanism. Prima announced that the deal would be funded via an investment agreement with Bergen Global Opportunity Fund LP. The acquisition of Immutep was completed on 17 December 2014.

On 2 October 2014 Prima announced the securing of a US$37.4m investment agreement with Bergen Global Opportunity Fund LP, or Bergen. Under the agreement, Bergen made an initial upfront investment of US$2.5m by way of a 36-month interest-free unsecured convertible security and had the right to invest US$360k per month in Prima’s equity over the following 24 months after their initial investment, with the option to increase each of the monthly tranches to an amount not exceeding US$1.5m by mutual consent of Bergen and the Company. Bergen had the right to convert the convertible note into shares at any time at a conversion price equal to the average of the daily VWAP per share for a period of five days (for which Bergen will have the right to specify) during twenty consecutive actual trading days immediately prior to the selected conversion date. Bergen was also issued options to purchase 19,800,000 shares at an exercise price of A$0.05475 per share at any time before October 2, 2017, plus an additional 17,800,000 shares as collateral for Prima’s obligations under the investment agreement.

On 6 November 2014 Prima reported that the median for Overall Survival (OS) in the second remission patients in the CVac CAN-003 study had not been reached after 36 months, which compared favourably with a median OS for standard-of-care patients of 25.5 months. This analysis, for which the p value was 0.07, provided further evidence that CVac represented a good solution for second-line patients.

On 15 December 2014 Prima announced that it had received regulatory approvals to commence a single-arm pilot trial of CVac in post-resection pancreatic cancer that would recruit up to 40 patients.

On 29 December 2014 Prima received a ‘Notice of Bid Price Deficiency’ from Nasdaq, advising the company that the company had until 22 June 2015 to increase the Bid Price to over US$1.00 per ADR for a minimum of ten consecutive business days, or the ADRs would be removed from trading on the Nasdaq Global Market. Nasdaq advised on 3 June 2015 that compliance with the Minimum Bid Price Rule had been regained.

On 20 January 2015 Prima announced that it had received A$777,000 in a cash rebate from the Australian Federal Government’s R&D tax incentive program.

On 27 January 2015 Prima announced that it has received a milestone payment from GlaxoSmithKline (GSK) related to the first dosing in a clinical trial of GSK2831781, a monoclonal antibody for autoimmune disease.

On 27 February 2015 Prima advised that it had ceased recruitment into their outstanding CVAc studies and was prioritising development of the IMP321 compound that it had acquired with Immutep.

On 11 May 2015 Prima announced a collaboration with NEC Corporation and Yamaguchi University in Japan in which IMP321 would be used to adjuvant a peptide vaccine that had been developed by Yamaguchi University for the treatment of hepatocellular carcinoma.

On 15 May 2015 Prima announced that Ridgeback Capital Investments LP, or Ridgeback, a US-based specialist healthcare investor, would be investing A$15m in Prima BioMed via a share placement at A$0.0173 cents (to raise A$1.25m) to be followed, after shareholder approval, by a Convertible Note in the principal amount of A$13,750,828 with a fixed conversion price of A$0.02 (to raise A$13.75m). The Convertible Note was subject to shareholder approval, which was obtained on 31 July 2015. The Convertible Note has a ten-year term, accrues interest at 3% per annum (which is payable at maturity) and is convertible at Ridgeback’s election. As part of this investment, Ridgeback also received two warrants: (i) a warrant to purchase 8,475,995 ordinary shares A$0.025 per share, exercisable at any time, which expires on 4 August 2025 and (ii) a warrant to purchase 371,445,231 ordinary shares at A$0.0237 per share, exercisable at any time, which expires on 4 August 2020. The share price of each warrant is subject to standard adjustments in accordance with the ASX Listing Rules. Subsequent to this investment, we gave Ridgeback the right to subscribe for another 28,000,000 shares at a subscription price of A$0.02 as a result of the conversion of the convertible note held by Bergen Global Opportunity Fund, LP. The subscription was completed on 27 May 2015.

On 19 May 2015 Prima announced final Overall Survival numbers from CVac’s CAN-003 study. In this analysis the median survival number for CVac second remission patients had still not been reached at 42 months, and the p value remained 0.07 when compared to 25.5 months for Standard-of-Care.

On 25 May 2015 Prima announced that it was collaborating with Database Integrations Inc on commercialising the iCAN software platform that powers CVac.

On 29 May 2015 Prima announced that it had filed for patent protection over the use of IMP321 with checkpoint inhibitors.

On 11 June 2015 Prima announced that it received a €226,055 rebate from the French government under France’s Crédit d’Impôt Recherche (research tax credit) scheme.

In or around May 2015, Bergen exercised the options and the conversion right under the convertible note. Subsequently, the investment agreement was terminated by mutual consent of the parties. The table below summarizes the shares issued to Bergen during the term of the investment agreement:

	Number of shares issued	Issue price per share
Commencement fee	11,792,588	A$	0.04
Collateral shares	17,800,000	A$	0.04
First tranche investment	13,163,514	A$	0.04
Second tranche investment	15,214,606	A$	0.03
Third tranche investment	15,323,414	A$	0.03
Fourth tranche investment	22,936,950	A$	0.02
Exercise of options	19,800,000	A$	0.05
Conversion of convertible note	166,097,263	A$	0.12

During fiscal 2015, Prima recorded finance costs in the aggregate amount of A$18.3m in connection with the Bergen investment agreement.

B. Business Overview

Background

Prima BioMed is striving to become a leader in the development of immunotherapeutic products for cancer. Our key product is IMP321 which is a recombinant protein in clinical trials for the treatment of cancer. Our former lead product candidate in development was CVac™, an autologous dendritic cell based product in clinical trials for late stage epithelial ovarian cancer patients in complete remission; Prima is currently seeking a development partner to take CVac forward in additional clinical trials.

Operations Summary

Prima BioMed has administrative offices in Sydney, Australia and Berlin, Germany. With the acquisition of Immutep in December 2014, we also have a small office and laboratory located in Paris for the conduct of research and development relating to the LAG-3 program. We have access to a facility in Leipzig, Germany for management of our supply chain and logistics and manufacturing of CVac.

As of June 30, 2015, we employed 21 people. Our internal staff manages finances, business development, intellectual property, investor relations, CVac product development, manufacturing, and clinical development and also IMP321 manufacturing and clinical development. We make extensive use of outside contractors and consultants to help manage manufacturing and clinical trials.

Strategic Refocus

In February 2015, the Company announced a decision to strategically refocus the clinical development program in order to save costs. The costs of developing personalized cellular therapeutics are extremely high and the timelines for developing CVac were starting to become unrealistic due to recruitment and regulatory setbacks. A decision was made to consolidate the data from all of the trials and that on the back of upcoming CAN-003 overall survival data, a partner would be sought to try to continue these clinical trials. In addition, the supply chain and logistics platform developed throughout the clinical trials of CVac would also be of commercial value and partners would be sought to out-license the iCAN software platform developed in conjunction with Database Integration Software Inc (DBI) in the US.

The Company believes the future focus of their clinical development programs lies in the LAG-3 assets. With a number of these assets already partnered, there is less risk attached to the development of these products. The IMP321 product is a less expensive and labor intensive product to develop and we believe it will have a faster development time thereby potentially realizing shareholder value sooner.

IMP321 Clinical Development

Prima BioMed’s lead program is the development of IMP321 in partnership with Eddingpharm for China, including Macau and Hong Kong, and Taiwan. As part consideration for the collaboration agreement with Eddingpharm, GMP grade IMP321 material has been manufactured at no cost to Prima in preparation for two clinical trials: one termed AIPAC in metastatic breast cancer in conjunction with chemotherapy and the second in combination with an undisclosed immune checkpoint inhibitor. The trials are expected to commence in late 2015 or in 2016. Meetings have taken place with the European Medicines Agency (EMA) in regard to protocol design of the AIPAC study and the EMA have shown their support of the design, although a scientific advice is not legally binding.

IMP731 Clinical Development

In January 2015, Prima announced a single digit million USD milestone payment by GlaxoSmithKline (GSK) for the development of GSK2831781 in first time in human clinical trials (see NCT02195349 at clinicaltrials.gov). Prima’s subsidiary Immutep licensed IMP731 to GSK in 2010 for the development of depleting antibodies that target LAG-3. The technology has potential application foremost in autoimmunity.

IMP701 Clinical Development

IMP701 is an antagonist antibody targeting the LAG-3 molecule and has applications for the treatment of cancer. It works to block the negative signal that cancer cells can give cytotoxic T cells to stop them from responding to the cancer. In 2012, Prima’s subsidiary Immutep licensed the IMP701 technology to Costim Pharmaceuticals. In 2014, Costim was acquired by Novartis for an undisclosed sum. Novartis have been conducting pre-clinical development of IMP701 and a Phase I started in August 2015.

CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission

Prior to the acquisition of Immutep, Prima BioMed’s lead program was the treatment of epithelial ovarian cancer patients who were in complete second remission. This disease represents a significant unmet medical need due to the high relapse rates and high morbidity associated with the disease. Prima BioMed had obtained orphan indication designation in both the United States and Europe. Fast Track designation was also granted in the United States in May 2014. Please see the sections titled “Regulatory Authorities—Fast Track Designation” and “—Orphan Drug Designations.”

After completing a strategic review of the assets of the Company after acquiring Immutep last year, a decision was made to consolidate the data collected in the CVac clinical trial program and to seek a development partner to continue the programs. Please see the section titled “Strategic Refocus”

CAN-003 Phase 2 Study

In October and November 2012, we reported encouraging interim data from our ongoing phase II trial of CVac as maintenance treatment of epithelial ovarian cancer (the CAN-003 study). Data suggested that CVac has minimal side effects and none of the toxicity one would expect with more traditional cancer therapies. We saw encouraging trends of increasing progression free survival (PFS) as assessed by “days on study” as the data was too immature for full Kaplan Meier analysis. In the immune monitoring completed for the first cohort of seven patients tested, we assessed a CVac-induced killer T cell response that was specific to mucin 1 (this is the antigen target on the cancer cells).

In September 2013, we announced top-line results of our CAN-003 trial. Results indicated that CVac was well tolerated by patients, with only one serious adverse event marked as possibly related to CVac treatment. The majority of adverse events were considered mild and transient in nature. While there was expected biological variability, trial data indicated that CVac induced a T cell response specific to mucin 1. This is considered to be a positive signal of the immune activity of CVac. The estimate of progression-free survival of the entire ovarian cancer patient trial population resulted in no observed difference between the CVac treated patients and the control arm on the CAN-003 study, however analysis of the stratified population (first remission patients and second remission patients) indicated a positive trend in the Kaplan Meier (HR=0.5, p =0.2) in PFS for the second remission patients.

In May 2014, Prima reported final PFS data confirming that second remission patients experienced a clinically meaningful disease free period of at least 8 months compared with standard of care patients. There was also a suggestion at this time that there was some benefit to overall survival in the treatment arm. No PFS benefit was seen by first remission patients. Final OS data was reported in May 2015, confirming that second remission patients receiving CVac experienced a trend towards improved median OS with greater than 16 months OS experienced by the treatment arm. The trial concluded that CVac was safe and well tolerated and showed clear signs of clinical efficacy.

CAN-004 Phase 2/3 Study (“CANVASCAN-004 Phase 2/3 Study (“CANVAS”)

The CANVAS trial was designed to assess CVac in patients in first remission and to evaluate PFS as the primary endpoint. Based on the topline CAN-003 data indicating that first remission patients showed no measurable benefit with respect to PFS and an unknown benefit with respect to OS, Prima BioMed suspended enrollment of new first remission patients on to that trial. The protocol was reviewed by advisors and key opinion leaders and amended to focus on second line remission patients based on the CAN-003 data. In order to minimize costs while maintaining sufficient ability to service patients for our clinical trials, we consolidated our operations and manufacturing into Europe. The amended protocol was submitted to the relevant regulators within each country we were intending to conduct our clinical trials and ethics committees for approval, clinical centers were re-educated and trained on the new protocol.

Recruitment throughout 2014 was unfortunately much slower than anticipated in the second remission cohort. Regulatory delays for ethics approvals were experienced and political instability in the Ukraine during this period also hindered patient recruitment. A decision to terminate the trial was made in February 2015. Patients were assessed for a final safety visit, the database locked in May 2015 and the CSR filed to all relevant authorities in August 2015. Due to the incomplete enrolment there is no efficacy analysis but CVac continues to show an excellent safety profile.

CAN-301 Phase 2 Pancreatic Trial

In November 2013, we announced our plans to move forward with a 40-patient pilot, multicenter, single-arm trial of CVac for the maintenance treatment of resected pancreatic cancer patients to assess OS, PFS, adverse events, and immune monitoring. CAN-301was a pilot Phase 2 Trial of CVac (in patients with Resected Stage I or Stage II Adenocarcinoma (Cancer) of the Pancreas, which has been designed as a pilot study to initially assess: a) the safety and tolerability of CVac; b) duration of PFS and OS following the initiation of CVac administration; c) to evaluate the time to next treatment (TTNT); d) to evaluate immunologic response to CVac administration in this patient population; e) to investigate biomarkers, including tumor and immune characteristics, of clinical efficacy of CVac in this patient population; and f) to assess the change in quality of life (QoL) following the initiation of CVac administration in this patient population.

Regulatory approval to commence the trial was received in 2014 and the trial initiated in December 2014 to recruit patients at a number of sites in Europe. With the decision to consolidate the CVac clinical program in February 2014, and with no patients screened or randomized, this trial was terminated early.

Personalized Immunocellular Therapeutics

To successfully produce and develop a personalized immunocellular therapeutic such as CVac, we have made significant investments in the technology and manufacturing processes that underpin our business. During fiscal 2015, we continued our efforts to optimize our operational platform. Whilst we have made significant progress in reducing the cost of manufacturing for CVac over the years and have developed expertise in the highly specialized area of manufacturing for personalized immunocellular therapeutic products, our plan is to now source a business development partner to continue with the progress we have made to date.

A significant part of the costs of these optimization testing programs have been co-funded by collaboration partners, most importantly the SAB in Germany.

Intellectual Property

The Immutep patent portfolio is extensive with 11 families at the time of the acquisition in December 2014. Five patent families are licensed from Merck Serono and cover the background LAG-3 intellectual property. One family is licensed from a Paris University and another family is jointly owned with the Institut national de la santé et de la recherche médicale (INSERM) in Paris and is licensed to GSK. The remaining families are fully owned by Immutep and two new provisional applications have been filed since the acquisition of Immutep. The portfolio provides strong protection for the use of IMP321 and the licensed assets.

CVac is protected in the major markets and a number of other countries by one patent family licensed from the Burnet Institute in Melbourne, Australia. The patents provide claims for producing dendritic cells treated with mannan fusion protein (M-FP) and reinjecting the treated cells back into patients.

In addition, CVac’s designation as an orphan product in ovarian cancer indications in the United States and Europe could provide market exclusivity for 7 and 10 years, respectively, in those regions. During the seven-year period in the United States, the FDA may not finally approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Please see the section titled “Regulatory Authorities—Orphan Drug Designations.”

In addition to patent protection for all of our assets, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection Prima BioMed can obtain on some or all of their licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

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

CVac is a registered trademark in Australia, the United States, Europe, New Zealand, China, and the UAE. Immutep is a registered trademark in France. The Company owns both of these trademarks in these jurisdictions.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2015) and a brief description of their respective subject matter.

Patent Family	Title	Status	Expires
Family 251 (Serono)	Proteins produced by human lymphocytes, DNA sequences coding these proteins and pharmaceutical and biological uses thereof	Granted x2 USA	June 2015 and Feb 2016
Family 299 (Serono)	LAG-3 protein soluble polypeptide fractions, methods of production, therapeutic composition and anti-idiotype antibody	Granted: Australia, Sth Africa, Norway, Europe, Japan, Republic of Korea, Mexico, Canada, China, Israel, Russian Federation, Singapore, USA x3	2015-2016
Family 308 (Serono)	Methods for detecting, isolating and selectively labelling and targeting TH1 lymphocytes by means of LAG-3 protein	Australia, Europe, Israel, USA	2019
Family 338 (Serono)	Mutants of LAG-3 proteins, products of the expression of these mutants and use	Granted USA	2025
Family 356 (Serono)	Use of MHC Class II ligands as adjuvant for vaccination and of LAG-3 in cancer treatment	Granted Europe x2, Canada x2, Israel, Japan, Republic of Korea, Singapore, Australia, China, Hong Kong, Mexico, USA x 2	2023
Family 400 (IGRD and Paris XI)	Molecules binding to Glu-Pro motifs, therapeutical compositions containing them and their applications	Granted Europe	2019
Family 500 (Immutep)	Vaccine composition comprising a class II MHC ligand couples with an antigen, method for the preparation and the use thereof	Granted Canada, Europe, Japan, USA(pending)	2024
Family 550 (Joint with INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending Canada, China, Europe, Japan, USA	2027
Family 600 (Immutep	Compositions containing LAG-3 and cells that secrete GM-CSF and the methods of use	Granted USA	2028
Family 650	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Granted Australia, Europe. Pending China, Europe (x4), Japan x2, USA	2028
Family 660	Combined preparations for the treatment of cancer	Provisional	N/A
Family 670	Undisclosed	Provisional	N/A

Family 3
Ex vivo cell therapy	Method of producing dendritic cells pulsed with MFP (family 1).	Granted in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Ireland, Japan (x2), Luxemburg, Spain, Sweden, Switzerland, Netherlands, Canada, USA and UK.	2018 (expires 2022 in USA)

Material Contracts Related to Intellectual Property and Commercialization

Serono License Agreement

On 9 December 2002, Ares Trading SA (a fully owned subsidiary of Serono, now Merck Serono) and Immutep SA entered into an exclusive Licence Agreement for the development of the LAG-3 technology. The license covers use of background patents and know-how necessary for the development of certain LAG-3 products. Confidential milestones and royalties are payable to Serono while the patent or know-how license is in force. As the license is exclusive it provides a greater level of protection to the development of LAG-3 products. The license is sub-licensable and has been sublicensed in Agreements with GSK, Co-Stim and Eddingpharm. Improvements to the technology and new developments in intellectual property covered by the license are the property of Immutep.

INSERM Transfert License Agreement

On 5 July 2010, Immutep SA and the Institut national de la santé et de la recherche médicale (INSERM) entered into a Commercial Co-ownership and Exploitation Agreement relating to cytotoxic LAG-3 antibodies that were co-developed by the parties. Immutep has full commercial development rights to the antibodies and will pay INSERM Transfert an undisclosed royalty and a single milestone in the event of commercialization of these antibodies that have now been licensed to GSK.

GSK License Agreement

On 13 December 2010, Immutep SA entered into a License and Research Collaboration Agreement with Glaxo Smith Kline (GSK) in the UK for the development of cytotoxic depleting antibodies to LAG-3. The exclusive license provides rights to the depleting antibody and access to the Serono IP and know-how. It also provides potential future milestone payments to Immutep totalling up to £64 million and royalties if all objectives are achieved.

CoStim/Novartis License Agreement

On 28 September 2012, Immutep SA and CoStim Pharmaceuticals (now a fully owned subsidiary of Novartis) entered an exclusive license and collaboration agreement for development of humanized antagonist antibodies to LAG-3. The Agreement also provides a sub-license to the know-how and IP from the Serono Agreement. Undisclosed milestones and royalties are payable on the successful achievement of development milestones.

Eddingpharm License Agreement

In May 2013, Eddingpharm and Immutep entered an exclusive License Agreement for the development of the IMP321 product for China, including Macau and Hong Kong, and Taiwan. In part consideration for the transaction, Eddingpharm has paid for the manufacture of IMP321 GMP grade material for the conduct of further clinical trials of IMP321. Immutep will provide expertise to assist Eddingpharm to achieve registration of IMP321 in the Asian territories. Further milestones and royalties are payable on the successful achievement of specific development milestones.

Third party licensing and distribution agreements

Immutep has entered into a number of purchase agreements and licensing and distribution agreements with third parties that relate to the manufacturing of research reagent useful for research and development related to LAG-3 by scientists. In some instances, the third party has a license for manufacturing these products themselves while in other cases, Immutep provides the manufactured material and the third party distributes the products. These licenses are based on a sub-license of the Serono background patents and therefore milestones and royalties on sales of these products will return to Serono. These third parties include R&D Systems, Innoxis and Enzo. These agreements have generated modest revenues that collectively amount to approximately €100,000 per year.

Biomira License Agreement

In March 2004, Cancer Vac Pty Ltd (then a wholly owned subsidiary of Prima BioMed Ltd, which has since been deregistered) entered into a Licence and Development Agreement with a Canadian company, Biomira Inc. (now known as Oncothyreon Inc.), regarding a license under mucin 1 peptide patents. These mucin 1 peptide patents are owned by the Imperial Cancer Research Technology (ICRT) Limited, an English Research Organisation, and were exclusively licensed to Biomira. As partial consideration for the Agreement, Biomira became a shareholder of Cancer Vac Pty Ltd and milestones and royalties as per the Licence Development Agreement were agreed. The original Agreement was subsequently amended on several occasions.

In October 2013, the Biomira License Agreement was terminated. As of the termination date, we had no further obligations to Oncothyreon Inc.

Burnet/ARI License Agreement

In May 2001, a Technology License Agreement between the Burnet Institute (the Austin Research Institute at that time) and its wholly-owned subsidiary Ilexus Pty Ltd and Prima BioMed and Cancer Vac Pty Ltd. was executed. A number of variations and novations have occurred with the most significant changes made in August 2005. The 2005 variation provides Cancer Vac (subsequently novated to Prima BioMed Ltd in April 2012) with an exclusive worldwide right to conduct research and development on the licensed technology and to commercialize the background technology in the field of cancer. Improvements to the background technology and research results arising from Prima BioMed’s own development programs will be owned by Prima BioMed.

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

Neopharm Supply and Distribution Agreement

In February 2014, Neopharm and Prima entered into an exclusive supply and manufacturing Agreement whereby Prima granted Neopharm the exclusive right to distribute the CVac product in Israel and Palestine for treatment of cancer. Prima will provide support and data for Neopharm to obtain marketing authorisation of CVac in these territories. Upon approval, Prima will then manufacture CVac for Neopharm for treatment of patients. Prima and Neopharm will share net profits 50/50.

Competition

We expect to face competition from other pharmaceutical companies and academic institutions that are developing comparable products including LAG-3 antibodies, cell therapies and ovarian cancer maintenance therapies in second remission patients. We believe the competitive position of Prima BioMed in the face of such competition will be driven by a number of factors including the safety and efficacy of IMP321 and CVac compared with competing products, the price value analysis, adoption by patients and physicians, timing of entry into the market in each indication, and the timing of regulatory approvals and influence of regulatory approvals such as orphan designation. The need to continuously improve and optimize manufacturing costs is also expected to be crucial to remaining competitive.

Current treatments for metastatic breast cancer include chemotherapies/cytotoxics, parp inhibitors, angiogenesis inhibitors and immunotherapies. The competitive space for checkpoint inhibitors, including LAG-3, is constantly growing. IMP321 is a first in class molecule with limited direct competition. The Company believes there is significant potential for combining an immune activator with other treatment modalities including chemotherapies and checkpoint inhibitors to achieve enhanced therapeutic success.

There are a number of companies developing LAG-3 antibodies that are more advanced than that being developed by Novartis but the safety and efficacy of these candidates remains to be seen.

Treatments for ovarian cancer include chemotherapeutics, angiogenesis inhibitors and antibody therapies. In the ovarian cancer maintenance therapy space, there is currently only one approved treatment known as Olaparib® for platinum sensitive patients however this is for a subgroup of patients that possess a specific genetic mutation in the BRCA gene and is not the group of patients that CVac is targeting. In Australia, there is an approval for Avastin® for the maintenance therapy of recurrent ovarian cancer patients that are platinum sensitive however in Europe and the US this approval is limited for platinum resistant patients due to the side effects from this treatment.

Regulatory Authorities

Our ongoing research and development activities, production, and marketing of our pharmaceutical product is subject to regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMEA.

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

European Union

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials vary greatly from country to country.

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

Fast track designation confers some or all of the following benefits: more frequent meetings with FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, more frequent written correspondence from FDA about such things as the design of the proposed clinical trials and use of biomarkers, eligibility for Accelerated Approval and Priority Review, if relevant criteria are met, and Rolling Review, which means that a drug company can submit completed sections of their Biological License Application (BLA) or New Drug Application (NDA) for review by FDA, rather than waiting until every section of the application is completed before the entire application can be reviewed. However, there can be no assurance that a drug that has been granted fast track designation will be reviewed or approved (if at all) more expeditiously than would otherwise have been the case.

Orphan Drug Designations

CVac was granted orphan drug designation by the FDA in September 2010. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Orphan drug designation is intended to provide incentives to encourage companies to pursue cures and treatments for rare diseases by providing major benefits during the product commercialisation process. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not finally approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

In June 2010 CVac was also granted “Orphan Medicinal Product Designation” by the European Medicines Agency (EMA). This designation also provides major benefits during product commercialisation. Key incentives include the exclusive rights to the cure or treatment for a specific condition for 10 years post approval to commercially market CVac and the provision of tax reductions.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, cancer, which is the target of our products, is not a seasonal disease. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.

Manufacturing and Raw Materials

Prima BioMed has no manufacturing capabilities and is dependent on third parties for cost effective manufacture and manufacturing process development of their product candidates. Problems with third party manufacturers or the manufacturing process as such may delay clinical trials and commercialization of Prima BioMed’s product candidates.

Biological product candidates like CVac, IMP731, IMP701 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

With consolidation of the CVac program, we have terminated all contracts for the manufacture of CVac, including our contracts with Cell Therapies Pty Ltd in Australia, Fraunhofer Institute for Cell Therapy and Immunology (“FIZI”) in Germany, and Progenitor Cell Therapy LLC (“PCT”) in the United States.

C. Organizational Structure

Our research and development activities were initially conducted via four of our wholly owned Australian subsidiaries but as these activities ceased in July 2010 we deregistered three of these subsidiaries. Oncomab Pty Ltd, Panvax Pty Ltd and Arthron Pty Ltd were deregistered on July 31, 2013.

In October 2009, Prima BioMed Europe Limited, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Kingdom. In April 2010, Prima BioMed USA Inc., a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United States. In September 2010, Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Germany, and also in May 2011, Prima BioMed Middle East FZ LLC, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in the United Arab Emirates. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE. However, Prima BioMed Europe Limited was dissolved in June 2012 and Prima BioMed Middle East FZ LLC is in the process of being dissolved. In November 2011, Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia, and—in November 2011, Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, was incorporated in Australia. In December 2014, Immutep S.A.S, incorporated in France was acquired to become a 100% owned subsidiary of Prima BioMed Ltd.

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment placed at our own offices and laboratories and to a much smaller extent our contract manufacturers’ facilities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Foreign Currency Risk

We operate internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

We seek to minimise potential adverse effects arising from exchange rate fluctuations on our financial performance. We consider using derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures from time to time. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. There were no derivative financial instruments held by us as at 30 June 2015.

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

Background

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Prima’s main pipeline of products is based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. The most clinically advanced product is a T cell immunostimulatory factor (APC activator), IMP321, for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

In addition, Prima has significantly developed infrastructure for a cell-based therapy manufacturing platform and taken CVac™, an autologous dendritic cell-based product through Phase II clinical trials for ovarian cancer patients in remission. For a description of the milestones that we have achieved since inception and through June 2014, see “Item 4. Information on the Company – A. History and Development of the Company.”

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

Critical Accounting Policies and Estimates

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

Income taxes

We have recognised deferred tax assets of A$1.5m which related to carried forward tax losses in the Immutep subsidiary acquired during the period. On acquisition, we have recognised significant amortising IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognised tax losses which management is satisfied will continue to be available to be utilised by the subsidiary after the acquisition. As such, we have recognised a deferred tax asset to the extent of the deferred tax liability recognised on acquisition. We have concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary.

All other remaining deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since we are currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. Income tax expenses in financial years 2013 and 2014 arose in Prima BioMed USA, Inc. as a result of the transfer pricing arrangement it has with Prima BioMed Ltd. In the financial year 2015, income tax expenses arose in Prima BioMed USA, Inc. as a result of the transfer pricing arrangement is had with Prima BioMed Ltd as well as an income tax benefit recognised in relation to the amortisation of intangible assets arising from the acquisition of Immutep S.A.S. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We estimate our its tax liabilities based on our understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

Research and Development

We have expensed all internal research and development expenditures incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the stage of development It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38).

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

Business combination

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by us. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. We recognise and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of our share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

Results of Operations

Comparison of Fiscal Year Ended June 30, 2015 to Fiscal Year Ended June 30, 2014

Other Income

Other income increased to A$2.1 million for fiscal year 2015 from A$3.1 million for fiscal year 2014, a decrease of A$1m, or 32%. Other income consists of license income, interest income, grant income, and gain on foreign exchange. The license income for fiscal year 2015 was A$0.2 million and A$0.02 million for fiscal year 2014. The interest income for fiscal year 2015 was A$0.2 million and A$0.7 million for fiscal year 2014. The decrease in interest income in fiscal year 2015 is due to the significant decrease in the level of cash held on term deposits and a decrease in interest rates on term deposits. Grant income related to eligible research and development expenditures consists of A$1.2 million and A$2 million for fiscal year 2015 and fiscal year 2014, respectively. The foreign exchange gains of A$0.5 million for fiscal year 2015 and A$0.4 million for fiscal year 2014 was driven by the impact of changes in our U.S. and Euro cash holdings.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$9.0 million for fiscal year 2015 from A$12 million for fiscal year 2014, a decrease of A$3.0 million, or 25%. The decrease in research and development and intellectual property expenses in the fiscal year 2015 was the result of consolidating our research and development work into Europe.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$5.7 million for fiscal year 2015 from A$4.1 million for fiscal year 2014, an increase of A$1.6 million, or 39%. The increase in corporate administrative expenses was attributable to the acquisition of Immutep S.A. in this past fiscal year.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were A$1.34 million for fiscal year 2015, compared to $0.4 million in fiscal year 2014. The increase is attributable to the amortization of acquired intellectual property assets.

Changes in Fair Value of Derivative Financial Instruments

Changes in fair value of derivative financial instruments expenses was nil for fiscal year 2015, which was roughly equivalent to fiscal year 2014. There were no foreign hedging contracts entered into as at June 30, 2015.

Finance cost

Finance costs of A$18.3 million were incurred during fiscal year 2015 compared to no costs in fiscal year 2014. The increase was attributable to our procurement of funding from Bergen Global Opportunity Fund, LP for the acquisition of Immutep.

Net Loss

Net loss increased to A$32.2 million for fiscal year 2015 from A$13.3 million for fiscal year 2014.

Comparison of Fiscal Year Ended June 30, 2014 to Fiscal Year Ended June 30, 2013

Other Income

Other income decreased to A$3.1 million for fiscal year 2014 from A$4.0 million for fiscal year 2013, a decrease of A$0.9 million, or 23%. Other income consists of interest income, grant income, and gain on foreign exchange. The interest income for fiscal year 2014 was A$0.7 million and A$0.9 million for fiscal year 2013. The decrease in interest income in fiscal year 2014 is due to the significant decrease in the level of cash held on term deposits and a decrease in interest rates on term deposits. Grant income related to eligible research and development expenditures consists of A$2 million and A$1.6 million for fiscal year 2014 and fiscal year 2013, respectively. The foreign exchange gains of A$0.4 million for fiscal year 2014 and A$1.4 million for fiscal year 2013 was driven by the impact of changes in our U.S. and Euro cash holdings.

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

Corporate Administrative Expenses

Corporate administrative expenses decreased to A$4.1 million for fiscal year 2014 from A$4.9 million for fiscal year 2013, a decrease of A$0.8 million, or 16%. The decrease in corporate administrative expenses is attributable to cost control measures implemented in this past fiscal year resulting in a reduction of discretionary expenses, such as travel expenses

Depreciation and Amortization Expenses

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

New Accounting Standards and Interpretations Not Adopted

New and amended standards adopted by us

We have applied the following standards and amendments for first time for their annual reporting period commencing 1 July 2014:

•	AASB 2013-3 Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets

•	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting

•	Interpretation 21 Accounting for Levies

•	AASB 2014-1 Amendments to Australian Accounting Standards

The adoption of AASB 2013-3 had a small impact on the impairment disclosures and AASB 2014-1 has required additional disclosures in our segment note. Other than that, the adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

We also elected to adopt the following two standards early:

•	Amendments made to Australian Accounting Standards by AASB 2015-1 (Improvements 2012-2014 cycle), and

•	Amendments made to AASB 101 by AASB 2015-2 (Disclosure initiative).

As these amendments clarify the existing requirements, they do not affect our accounting policies or any of the disclosure.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2015 reporting periods and have not been early adopted by us. Our assessment of the impact of these new standards and interpretations is set out below.

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

There will be no impact on our accounting for financial assets, as the new requirements only affect the accounting for available-for-sale financial assets and we do not have any such assets.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and we do not have any such liabilities.

Must be applied for financial years commencing on or after January 01, 2018.

AASB 15 Revenue from Contracts with Customers	The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers contracts for goods and services and AASB 111 which covers construction contracts.	Management has completed its assessment of the impact of AASB 15 and has not identified any instances at this point of time where the new standard requirements will have a material impact on the financial statements of the Company. The Company will continue to monitor this assessment.	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by us: 1 July 2018.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognise transitional adjustments in retained earnings on the date of initial application (e.g. 1 July 2017), i.e. without restating the comparative period.

They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

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

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2010	278,662,654	21,430,975
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2011	280,428,034	55,067,573
Ordinary Shares – exercise of options and share issuance	2012	85,047,759	1,820,455
Ordinary Shares – share purchase plan	2013	77,083,450	6,166,676
Listed Options – option entitlement offer	2013	77,378,699	1,547,574
Ordinary Shares – share purchase plan	2014	85,562,503	6,845,001
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2015	522,785,260	31,028,380

Capital Requirements

As of June 30, 2015, we had year-end cash and cash equivalents of A$6.8 million, and other financial assets being term deposits of between 90 days and 180 days of Nil. Subsequent to year end the company has raised A$10 million from a Share Purchase Plan and has raised approximately A$14 million from an investment by Ridgeback Capital. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2015	2014	2013
	A$	A$	A$
Net cash used in operating activities	(7,786,982)	(14,227,161)	(16,037,126)
Net cash provided by (used in) investing activities	(11,961,411)	(1,103,675)	12,537,499
Net cash provided by financing activities	11,268,429	6,687,395	7,162,026
Net increase (decrease) in cash and cash equivalents	(8,479,964)	(8,643,441)	3,662,399
Effect of exchange rate on cash and cash equivalents	1,039,537	820,340	1,369,028
Cash and cash equivalents at beginning of period	14,200,042	22,023,143	16,991,716
Cash and cash equivalents at end of period	6,759,615	14,200,042	22,023,143

Operating Activities

Net cash used in operating activities was A$7.8 million, A$14.2 million, and A$16 million during fiscal years 2015, 2014 and 2013, respectively. Payments to suppliers and employees accounted for almost all of the amounts above for R&D and administrative purposes. During fiscal years 2015, 2014 and 2013, our payments to suppliers and employees were offset by interest income received of A$0.2 million, A$0.7 million, and A$0.9 million, respectively.

Investing Activities

Net cash used in investing activities was A$11.9 million during fiscal year 2015, while net cash provided and used by investing activities was A$1.1 million, and A$12.5 million during fiscal years 2014 and 2013, respectively. The net cash outflow for fiscal year 2015 increased as a result of the acquisition of Immutep S.A.S. For fiscal years 2014 the net cash outflow was lower due to net funds received on matured term deposits being lower than funds invested in term deposits and payments for plant and equipment, and for fiscal year 2013 we recorded net cash inflow due to net funds received on matured term deposits being higher than funds invested in term deposits.

Financing Activities

Net cash provided by financing activities was A$11.3 million, A$6.7 million, and A$7.2 million for fiscal years 2015, 2014 and 2013. Cash flow provided by financing activities during fiscal 2015 was primarily attributable to the exercise of warrants and conversion of convertible notes by certain investors (A$6.6 million). During fiscal 2014, cash flow was primarily attributable to the issuance of securities under a share purchase plan (A$6.8 million), and during fiscal 2013, cash flow was primarily attributable to the issuance of securities under a share purchase plan and option entitlement offer (A$7.7 million).

At June 30, 2015 we had A$6.8 million in cash and cash equivalents compared with 2014, where we had A$14 million in cash and cash equivalents plus A$9 million on a term deposit. At June 30, 2013, we had A$22 million in cash and cash equivalents plus A$8 million on a term deposit.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials that we are focusing on are a 210 patient Phase IIb study in second remission ovarian cancer and a pilot study in resectable pancreatic cancer in up to 40 patients, neither of which has been started as at the date of filing of this Form 20-F.

It is expected that as we activate new clinics and recruit more patients for our current clinical trials, that our R&D expenses will increase over the coming year.

E. Off-Balance Sheet Arrangements

During fiscal years 2012, 2013, 2014 and 2015, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2015 our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Trade and other payables	2,770,049	2,770,049	—	—	—
Borrowings	1,508,473	1,508,473

Total	4,278,522	4,278,522	—	—	—

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

G. Safe Harbor

Special note regarding forward-looking statements

This Annual Report contains forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act, including assumptions, anticipations, expectations and forecasts concerning our future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words ‘anticipate’, ‘believe’, ‘estimate’, ‘assume’, ‘could’, ‘should’,

‘expect’ and similar expressions, as they relate to us or our management are intended to identify forward-looking environments. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expresses or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in economic conditions that affect the markets we serve and the risks as described in Item 3D. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

These forward-looking statements represent our view only as of the date they are made and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2015.

Name	Age	Position
Lucy Turnbull AO(1)(2)	57	Non-Executive Chairman
Albert Wong (1) (2)	56	Non-Executive Deputy Chairman
Pete Meyers (1)	45	Non-Executive Director
Russell Howard, Ph.D.(2)	65	Non-Executive Director

Marc Voigt	42	Executive Director, Chief Executive Officer, Chief Financial Officer and Chief Business Officer
Frédéric Triebel	60	Chief Scientific Officer & Chief Medical Officer
Sharron Gargosky, Ph.D.(3)	51	Chief Technical Officer
Deanne Miller	38	General Counsel & Company Secretary

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	In September 2015, Dr. Gargosky’s employment agreement was terminated, which will be effective 30 November 2015. See Item 3.D “Risk Factors—We depend on, and will continue to depend on, collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances” and Item 6.B “Service Agreements.”

Ms. Lucy Turnbull AO. Ms. Turnbull has served as Chairman of our Board of Directors since October 2010. From 2001 to 2002, Ms. Turnbull was the Chairman of the New South Wales Government’s Ministerial Advisory Committee on Biotechnology, from 2002 to 2006 she was a Director of the Sydney Cancer Foundation and from 1993 to 2000 she was Director and Chair of the Sydney Children’s Hospital Foundation. She was a member of the board of the Board of the Cancer Institute NSW from 2008 to 2014. Ms. Turnbull has experience in commercial legal practice and investment banking. During her career Ms. Turnbull has held a number of position including Lord Mayor of the City of Sydney from 2003 to 2004 and, prior to that, Deputy Lord Mayor of Sydney from 1999 to 2003. Ms. Turnbull served as a Director of Sealink Travel Group Ltd from 2013 to 2015. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010. She chairs the Committee for Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning. She has been a member of the board of the Australian Technology Park, Redfern from 2005. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

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

Mr. Pete Meyers. Mr. Meyers has served as a Director of Prima BioMed since February 2014. He is currently the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation, where he led the execution of their successful IPO in December 2013. Prior to his role at TetraLogic, Mr. Meyers was an accomplished health care investment banker, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. in New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr. Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc.

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

Dr. Frédéric Triebel, MD Ph.D., Dr Triebel is our Chief Scientific Officer and Chief Medical Officer and has been with Prima BioMed since December 2014, following the completion of the acquisition of Immutep. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

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

Ms. Deanne Miller. Ms. Miller joined Prima BioMed as General Counsel and Company Secretary in October 2012. She has over 15 years of broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She has a Combined Bachelor of Laws (Hons) and Bachelor of Commerce degree from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2015.

June 30, 2015	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments		Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$	Super- annuation A$	Long service leave A$	Termi- nation benefits A$	Performance rights A$	Equity- settled A$	A$
Non-Executive Directors
Ms. L. Turnbull, AO	137,520	—	—	13,064	—	—	—	—	150,585
Mr. A. Wong	84,040	—	—	7,984	—	—	—	—	92,024
Dr. R. Howard	90,000	—	—	—	—	—	—	—	90,000
Mr. P. Meyers[2]	—	—	134,439	—	—	—	—	—	134,439
Mr. M. Voigt[1]	285,666	60,180	—	—	—	—	213,085	5,999	564,930
Other Key Management Personnel
Dr. S. Gargosky	356,153	—	—	—	—	—	119,295	5,939	481,387
Mr. F. Triebel[3]	130,213	—	—	—	—	—	—	—	130,213
Ms. D. Miller	181,666	50,000	—	22,008	6,231	—	119,295	3,389	382,589

	1,265,258	110,180	134,439	43,056	6,231	—	451,675	15,327	2,026,166

1	Mr Marc Voigt replaced Mr Matthew Lehman as Executive Director and Chief Executive Officer on 9 July 2014.
2	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The remaining tranches vests as follows: 2,573,529. 1 October 2015. (Being service from 1 October 2014 to 30 September 2015); 2,573,529. 1 October 2016. (Being service from 1 October 2015 to 30 September 2016); 857,844. 1 October 2017. (Being service from 1 October 2016 to 31 January 2017)

3	Dr Frederic Triebel joined the company as Chief Scientific Officer and Chief Medical Officer on 12 December 2014.

Service Agreements

The following members of key personnel have service agreements as follows:

Mr. Marc Voigt	• Chief Executive Officer, Chief Business Officer and Chief Financial Officer

Agreement commenced:	• July 9, 2014

Details

•       The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice.

Prima BioMed may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

The agreement can be terminated with 3 months’ notice.

The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	• EUR 215,000

Mr. Matthew Lehman	• Former Executive Director & Chief Executive Officer

Agreement commenced:	• September 1, 2012

Details

•       Mr Lehman’s position as Executive Director and Chief Executive Officer was terminated on 9 July 2014. The effective termination date of his employment agreement was August 10, 2015. Mr. Lehman was entitled to receive 6 months’ severance pay to be paid monthly over the 6 month period following his termination.

Base salary including superannuation	• US$335,760

Dr. Sharron Gargosky	Chief Technical Officer

Agreement commenced:	• June 1, 2011

Details

•       In September 2015, Dr Gargosky’s employment agreement was terminated, with such termination being effective 30 November 2015.

•       In accordance with her employment agreement, Dr Gargosky is entitled to receive 3 months’ severance pay to be paid monthly over the 3 month period following the effective date of her termination.

Base salary including superannuation	• US$300,000

Dr Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	• October 01, 2014

Details

•       Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the CBA and notably to a 3-month notice period as set forth in the CBA.

•       The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

•       Dr Triebel is subject to a non-competition clause which shall apply for 12 months, starting on the last effective day of work, and covers the territory of European Union. A non-competition indemnity of 33% of the average monthly gross basic remuneration paid to Mr Triebel within 12 months preceding the notification of the termination will be paid on a monthly basis to the Employee during the entirety of the non-competition period, unless the Company releases Mr Triebel from such non-competition clause, in which case the payment period will be 3 months.

Base salary including superannuation	• EURO 160,000

Ms. Deanne Miller	General Counsel & Company Secretary

Agreement commenced:	• October 13, 2012

Details	• The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	• A$219,000

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

Set out below are summaries of options granted under the GESOP up to June 30, 2015.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
August 26, 2011	December 6, 2014	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	500,000	—	—	(500,000)	—
November 3, 2011	November 3, 2014	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	100,000	—	—	(100,000)	—
January 3, 2012	January 3, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	100,000	—	—	(100,000)	—
August 1, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	1,600,000	—	—	1,600,000
November 16, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	1,200,000	—	—	1,200,000
February 20, 2013	February 20, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	200,000	—	—	200,000

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at the Annual General Meeting in November 2012.The key terms of the EIP are as follows:

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

Number of securities issued under the EIP since the date of last approval.

Set out below are summaries of options granted under the EIP up to June 30, 2015.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
December 23, 2013	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	1,515,752	—	—	—	1,515,752
January 24, 2014	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	165,116	—	—	—	165,116

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

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management. During the year ended June 30, 2015, we varied from the Recommendations in the following area:

•	At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company does not have a workforce size which is significant enough to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives are met.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties. During the year ended June 30, 2015, we varied from the Recommendations in the following area:

•	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should actively promote ethical and responsible decision-making.

4.	Safeguard integrity in corporate reporting. Companies should have a structure to independently verify and safeguard the integrity of their corporate reporting.

5.	Make timely and balanced disclosure. Companies should promote timely and balanced disclosure of all material matters concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk oversight and management and internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

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

D. Employees

As of June 30, 2015, we had 21 employees. Of such employees, 13 were employed in research and development, one in intellectual property management and seven in general management and administration. Of these 21 employees, one was located in the United States, six were located in Australia, three were located in France and 11 were located in Germany. As at the end of fiscal years 2013 and 2014 we had 30 and 31 employees, respectively. The consolidation of our CVac program and the prioritization of IMP321 led to a change in staff structure, which resulted in a reduction of employees during fiscal year 2015 by approximately 30%.

Each of our full-time employees has entered into an agreement with a term of employment of between one to four years or for an unlimited term. We also engage part-time employees. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

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

The following table sets forth certain information as of June 30, 2015 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,751,494,601 ordinary shares issued and outstanding as of June 30, 2015.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Lucy Turnbull	20,059,576		1.15%
Albert Wong	3,537,500		*
Russell Howard	—		*
Pete Meyers	1,715,686		*
Matthew Lehman***	1,617,763		*
	32,706	**	1.07%
Sharron Gargosky	—		*
Marc Voigt	870,000		*
	150	**
Deanne Miller	20,924		*
Frédéric Triebel	9,311,383		*
All directors and executive officers as a group (9 persons) – Ordinary shares	37,132,832		2.12%
	32,856	**	1.07%

*	Less than 1%.
**	Shares held in the form of American Depositary Receipts (ADRs) listed on the NASDAQ Global Market.
***	Mr Lehman ceased being the CEO on 9 July 2014.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Only one shareholder, Ridgeback Capital Investments LP, or Ridgeback, owned more than 5% or more of our ordinary shares as of June 30, 2015. Ridgeback held 100,206,500 ordinary shares, being 5.72% of the total issued share capital of the Company as at June 30, 2015. The ordinary shares are registered in the name of its custodian HSBC Custody Nominees (Australia) Limited, with Ridgeback being the underlying holder and entitled to be registered as the holder. Each share ranks pari passu with existing ordinary shares and entitles the holder to one vote. The voting rights of Ridgeback are no different than the voting rights of other holders of our ordinary shares. The associates of Ridgeback (Ridgeback Associates) are Ridgeback Capital Management L.P. (which has the power to control the right to vote and the disposal of the securities) and Wayne Holman (as the controlling party of Ridgeback Capital Management L.P.).

As of June 30, 2015, 7.45% of our ordinary shares were held in the United States by 13 holders of record, and 30.33% of our ordinary shares were held in the form of ADRs by eight holders of record.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Prima BioMed.

See also the description of Ridgeback’s investment under the heading “Fiscal 2015” in Item 4.A.

B. Related Party Transactions

We operate inter-company loan accounts with our wholly owned subsidiaries. The net amount of such intercompany loans at June 30, 2015 was A$ nil, as all inter-company transactions are eliminated on consolidation.

Ridgeback is a major shareholder of the Company. In connection with the Ridgeback investment described in Item 4.A under the heading “Fiscal 2015,” Ridgeback received a convertible note. The convertible note was subject to shareholder approval, with such approval being obtained on 31 July 2015. See Item 4.A “Fiscal 2015” and Note 28 to the consolidated financial statements.

During the year, Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and is repayable on 30 September 2015. Interest payable with respect to the loan for the year ended 30 June 2015 was $28,206.

Apart from the loan described above, there were no other related party transactions, other than employment matters.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2013, 2014 and 2015 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on For 20-F The audit report of PricewaterhouseCoopers as of June 30, 2015 and 2014, and for each of the three years in the period ended June 30, 2015, is included therein immediately preceding the financial statements.

Export Sales

The Company had no export sales in its latest financial year ended June 30, 2015.

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

Recent Developments

On August 28, 2015 we released to the market and filed with the Australian Stock Exchange our Appendix 4E for the fiscal year ended June 30, 2015. Our audited financial statements for the fiscal year ended June 30, 2015 are included in Item 18 of this Annual Report on Form 20-F. There have been no other recent developments.

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

	Per Ordinary Share (A$)		Per ADS (US$)
	High	Low	High	Low
	A$	A$	US$	US$
Fiscal Year Ended June 30
2010	0.28	0.05	—	—
2011	0.42	0.08	—	—
2012	0.32	0.09	7.65	2.21
2013	0.20	0.06	6.96	1.70
2014	0.11	0.03	3.43	0.82
2015	0.19	0.02	6.48	0.42

	Per Ordinary Share (A$)		Per ADS (US$)
	High	Low	High	Low
	A$	A$	US$	US$
Fiscal Year Ended June 30, 2014:
First Quarter	0.11	0.04	3.43	1.10
Second Quarter	0.05	0.03	1.90	0.82
Third Quarter	0.07	0.04	1.95	1.02
Fourth Quarter	0.06	0.04	1.56	0.95
Fiscal Year Ended June 30, 2015:
First Quarter	0.05	0.04	1.29	0.9
Second Quarter	0.05	0.03	1.08	0.74
Third Quarter	0.04	0.03	1.03	0.62
Fourth Quarter	0.19	0.02	6.48	0.42
Month Ended:
April 2015	0.03	0.02	0.75	0.5
May 2015	0.19	0.02	6.48	0.42
June 2015	0.10	0.06	2.44	1.38
July 2015	0.09	0.05	1.78	1.14
August 2015	0.06	0.05	1.80	0.93
September 2015	0.07	0.05	1.73	1.14
October 2015 (through October 28)

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes correct taxpayer identification.

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

I. Subsidiary Information

We currently have the following subsidiaries:

•	Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United States.

•	Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Germany.

•	Prima BioMed Middle East FZ LLC, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United Arab Emirates.

•	Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Immutep S.A.S., a 100% owned subsidiary of Prima BioMed Ltd, incorporated in France.

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe, the United States, and the UAE.

On 18 September 2014, we deregistered Cancer Vac Pty Ltd., a 100% owned subsidiary incorporated in Australia.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We conduct our activities predominantly in Australia. However we are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “Note 2. Financial Risk Management – (a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2015		June 30, 2014
	USD	EUR	USD	EUR
Cash in bank	839,185	1,813,642	75,802	5,273,585
Trade and other receivables	126,958	34,592	—	—
Trade and other payables	(221,097)	(201,561)	(365,450)	(17,489)
Borrowings	(822,930)	(300,000)	—	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The following are fees and charges that a holder of our ADSs may have to pay to the Bank of New York Mellon, as depositary:

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to an ADS holder had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs, i.e., US$5.00 or less per 100 ADSs (or portion of 100 ADSs)	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when an ADS holder deposits or withdraws ordinary shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

ADS holders are responsible for any taxes or other governmental charges payable on its ADSs or on the deposited securities represented by any of its ADSs. The depositary may refuse to register any transfer ADSs or allow an ADS holder to withdraw the deposited securities represented by its ADSs until such taxes or other charges are paid. It may apply payments owed to an ADS holder or sell deposited securities represented by an ADS holder’s ADSs to pay any taxes owed and such ADS holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to the holders of ADSs holder any proceeds, or send to the holders of ADSs any property, remaining after it has paid the taxes.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2015, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2015, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2015 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2015. This annual report does not include an attestation report of the Company’s Registered Public Accounting Firm on the Company’s internal control over financial reporting as the Company is considered a non-accelerated emerging growth company filer as at June 30, 2015.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers services provided in fiscal 2015 and 2014.

PricewaterhouseCoopers

	Fiscal 2015	Fiscal 2014
	(in A$)
Audit Fees	$286,000	$209,420
Audit-Related Fees	$66,986	$12,500
Tax Fees	—	—
Other Assurance Services	—	—

Total	$352,986	$221,920

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Prima BioMed Ltd and its subsidiaries at June 30, 2015 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

October 30, 2015

PRIMA BIOMED LTD

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
		2015 A$	2014 A$
	Note
ASSETS
Current Assets
Cash and cash equivalents	7	6,759,615	14,200,042
Current receivables	8	315,453	196,407
Held-to-maturity investments	9	—	9,000,000
Other current assets	10	948,003	1,287,359

Total Current Assets		8,023,071	24,683,808

Non-Current Assets
Plant and equipment	11	297,957	577,264
Intangibles	12	22,662,417	116,883

Total Non-Current Assets		22,960,374	694,147

TOTAL ASSETS		30,983,445	25,377,955

Current Liabilities
Trade and other payables	14	2,770,049	2,652,277
Borrowings	15	1,508,473	—
Current tax payable		20,837	16,990
Employee benefits	16	80,304	101,569

Total Current Liabilities		4,379,663	2,770,836

Non-Current Liabilities
Employee benefits	17	35,706	14,799
Deferred tax liability	13	1,878,333	—

Total Non-Current Liabilities		1,914,039	14,799

TOTAL LIABILITIES		6,293,702	2,785,635

NET ASSETS		24,689,743	22,592,320

EQUITY
Contributed equity	18	179,887,135	149,014,372
Reserves	19	5,267,729	1,882,674
Accumulated losses		(160,456,422)	(128,304,726)

Equity attributable to the owners of Prima BioMed Ltd		24,689,743	22,592,320

TOTAL EQUITY		24,689,743	22,592,320

The above consolidated balance sheets should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2015 A$	2014 A$	2013 A$
OTHER INCOME
License income		168,322	15,929	—
Grant income		1,167,190	2,004,198	1,648,725
Gain on foreign exchange		538,248	406,628	1,417,613
Interest income		219,107	713,311	939,056

Total other income		2,092,867	3,140,066	4,005,394

Expenses
Research & development and intellectual property	5	(8,952,447)	(11,930,857)	(14,005,259)
Corporate administrative expenses	5	(5,723,105)	(4,092,623)	(4,851,195)
Depreciation and amortisation expenses	5	(1,341,202)	(446,360)	(254,024)
Finance cost	5	(18,364,804)	—	—
Loss on disposal of assets	5	(5,160)	—	—
Changes in fair value of derivative financial instruments		—	—	(33,714)

Loss before income tax expense		(32,293,852)	(13,329,774)	(15,138,798)
Income tax expense	6	142,156	(13,607)	(86,873)

Loss after income tax expense for the year		(32,151,696)	(13,343,381)	(15,225,671)
Other Comprehensive Loss
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(56,907)	(57,421)	(35,332)

Other comprehensive loss for the year net of tax		(56,907)	(57,421)	(35,332)

Total comprehensive loss for the year		(32,208,603)	(13,400,802)	(15,261,003)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(32,151,696)	(13,343,381)	(15,225,671)

		(32,151,696)	(13,343,381)	(15,225,671)

Total comprehensive loss for the year is attributable to:
Owners of Prima BioMed Ltd		(32,208,603)	(13,400,802)	(15,261,003)

		(32,208,603)	(13,400,802)	(15,261,003)

		Cents	Cents	Cents
Basic earnings per share	30	(2.04)	(0.94)	(1.42)
Diluted earnings per share	30	(2.04)	(0.94)	(1.42)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2015 A$	2014 A$	2013 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(15,276,020)	(16,928,382)	(18,921,138)
License income		168,322	15,929	—
License fee received		5,774,784	—	—
Interest received		380,650	704,778	1,295,095
Tax paid		(1,908)	(23,684)	(59,808)
Grant income		1,167,190	2,004,198	1,648,725

Net cash flows used in operating activities		(7,786,982)	(14,227,161)	(16,037,126)

Cash flows related to investing activities
Payments for held-to-maturity investments		—	(9,000,000)	(8,000,000)
Cash received from held-to-maturity investments		9,000,000	8,000,000	21,045,423
Payments for plant and equipment		(48,499)	(103,675)	(507,924)
Payment for acquisition of subsidiary, net of cash acquired		(20,912,912)	—	—

Net cash flows provided by (used in) investing activities		(11,961,411)	(1,103,675)	12,537,499

Cash flows related to financing activities
Proceeds from issue of shares and options		7,744,648	6,845,001	7,714,250
Proceeds from borrowings		3,925,405	—	—
Repayment of borrowings		(237,308)	—	—
Share issue transaction costs		(164,316)	(157,606)	(552,224)

Net cash flows provided by financing activities		11,268,429	6,687,395	7,162,026

Net (decrease) increase in cash and cash equivalents		(8,479,964)	(8,643,441)	3,662,399
Effect of exchange rate on cash and cash equivalents		1,039,537	820,340	1,369,028
Cash and cash equivalents at the beginning of the year		14,200,042	22,023,143	16,991,716

Cash and cash equivalents at the end of the year	7	6,759,615	14,200,042	22,023,143

*	During the year convertible notes in the amount of $2,853,883 were converted into equity. No impact has been recorded on the cashflow statement for this conversion.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2012	136,712,525	181,020	(99,735,674)	37,157,871
Other comprehensive loss for the year, net of tax	—	(35,332)	—	(35,332)
Loss after income tax expense for the year	—	—	(15,225,671)	(15,225,671)

Total comprehensive loss for the year	—	(35,332)	(15,225,671)	(15,261,003)

Transactions with owners in their capacity as owners:	5,614,452	—	—	5,614,452
Contributions of equity, net of transactions costs	—	1,547,574	—	1,547,574
Employee options scheme	—	189,524	—	189,524

Balance at June 30, 2013	142,326,977	1,882,786	(114,961,345)	29,248,418

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Other comprehensive loss for the year, net of tax	—	(57,421)	—	(57,421)
Loss after income tax expense for the year	—	—	(13,343,381)	(13,343,381)

Total comprehensive loss for the year	—	(57,421)	(13,343,381)	(13,400,802)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	6,687,395	—	—	6,687,395
Employee options scheme	—	57,309	—	57,309

Balance at June 30, 2014	149,014,372	1,882,674	(128,304,726)	22,592,320

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2014	149,014,372	1,882,674	(128,304,726)	22,592,320
Other comprehensive loss for the year, net of tax	—	(56,907)	—	(56,907)
Loss after income tax expense for the year	—	—	(32,151,696)	(32,151,696)

Total comprehensive loss for the year	—	(56,907)	(32,151,696)	(32,208,603)

Transactions with owners in their capacity as owners:	—	—	—	—
Contributions of equity, net of transaction costs	30,800,584	2,201,037	—	33,001,621
Share based payment	—	565,606	—	565,606
Employee share based payment	—	738,799	—	738,799
Exercise of vested performance rights	63,480	(63,480)	—	—

Balance at June 30, 2015	179,878,436	5,267,729	(160,456,422)	24,689,743

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

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement. These financial statements were authorized for issue by the Directors on 30 October 2015.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2014 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

(iii) Early adoption of standards

Refer to note 1(v) for pronouncements which have been elected by the group to commence before their operative date in the annual reporting period beginning 1 July 2014.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each income statement and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive lincome.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(ii) Grant Income

Grants from the governments, including Australian Research and Development Rebates and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

(iii) License revenue

License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

(h) Impairment of assets

Goodwill and intangible assets that have a definite useful life are subject to amortisation and tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

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

(i) Cash and cash equivalents

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Current receivables

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 15 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 31.

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

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(s) New Accounting Standards and Interpretations not yet mandatory or early adopted

New and amended standards adopted by the group

The group has applied the following standards and amendments for first time for their annual reporting period commencing July 1, 2014:

•	AASB 2013-3 Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets

•	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting

•	Interpretatiion 21 Accounting for Levies

•	AASB 2014-1 Amendments to Australian Accounting Standards

The adoption of AASB 2013-3 had a small impact on the impairment disclosures and AASB 2014-1 has required additional disclosures in our segment note. Other than that, the adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

The group also elected to adopt the following two standards early:

•	Amendments made to Australian Accounting Standards by AASB 2015-1 (Improvements 2012-2014 cycle), and

•	Amendments made to AASB 101 by AASB 2015-2 (Disclosure initiative).

As these amendments merely clarify the existing requirements, they do not affect the group’s accounting policies or any of the disclosure.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2015 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

Title of standard	Nature of change	Impact	Mandatory application date/ Date of adoption by group
AASB 9 Financial Instruments

AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting.

In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

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

Must be applied for financial years commencing on or after 1 January 2018. It is expected that the date of adoption by the group will be in the financial years commencing 1 July 2018.

AASB 15 Revenue from Contracts with Customers

The AASB has issued a new standard for the recognition of revenue.

This will replace AASB 118 which covers contracts for goods and services and AASB 111 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognise transitional adjustments in retained earnings on the date of initial application (e.g. 1 July 2017), i.e. without restating the comparative period.

They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

		Management has completed its assessment of the impact of AASB 15 and has not identified any instances at this point of time where the new standard requirements will have a material impact on the financial statements of the Company. The Company will continue to monitor this assessment.	Mandatory for financial years commencing on or after 1 January 2018. Expected date of adoption by the group: 1 July 2018.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 30 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd.

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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

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

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the income statement. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2015 and 30 June 2014.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2015			June 30, 2014
	USD	EUR	Other	USD	EUR	Other
Cash in bank	839,185	1,813,642	—	75,802	5,273,585	—
Trade and other receivables	126,958	34,592	—	—	—	—
Trade and other payables	(221,097)	(201,561)	—	(365,450)	(17,489)	—
Borrowings	(822,930)	(300,000)	—	—	—	—

Sensitivity

Based on the financial instruments held at June 30, 2015, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $10,141 higher/$10,141 lower (2014 – $28,965 higher/$28,965 lower Any impact on the equity will result from changes in retained earnings.

Based on the financial instruments held at June 30, 2015, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $196,137higher/$196,137 lower (2014 – $525,610 higher/$525,610 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to Standard & Poor’s are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2015	30 June 2014
	$	$
Cash at bank and short-term bank deposits
AA-	6,759,615	14,200,042
Held-to-maturity investment
AA-	—	9,000,000
Derivative financial instruments
AA-	—	—

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $6,759,615 (2014 –$14,200,042) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

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

Contractual maturities of financial liabilities At June 30, 2015	Less than 6 months $	6-12 months $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,770,049	—	2,770,049	2,770,049
Borrowings	1,508,473	—	1,508,473	1,508,473

	4,278,522	—	4,278,522	4,278,522

Contractual maturities of financial liabilities At June 30, 2014	Less than 6 months $	6-12 months $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,652,277	—	2,652,277	2,652,277

	2,652,277	—	2,652,277	2,652,277

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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities measured and recognised at fair value at June 30, 2015:

At 30 June 2015	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Comparability milestone at fair value	—	—	542,075	542,075

Total Assets	—	—	542,075	542,075
Liabilities
Borrowings	—	—	1,508,473	1,508,473

Total liabilities	—	—	1,508,473	1,508,473

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

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

(i)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the year ended 30 June 2015:

	Comparability milestone	Borrowings	Total
	$	$	$
Opening balance 1 July 2014	—	—	—
Other increases	542,075	(1,508,473)	(966,398)
(Losses)/gains recognised as an expense	—	—	—

Closing balance 30 June 2015	542,075	(1,508,473)	(966,398)

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(ii)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2015 $	Unobservable inputs	Range of inputs

Comparability milestone at fair value	542,075	Requirement to undertake Phase 1 trial before commencing Phase 2 trial	50%
Borrowings	1,508,473	Face value of borrowing	100%

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

Income taxes

The group has recognised deferred tax assets of $1.5m which related to carried forward tax losses in the Immutep subsidiary acquired during the period. On acquisition, the group has recognised significant amortising IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognised tax losses which management is satisfied will continue to be available to be utilised by the subsidiary after the acquisition. As such, the group has recognised a deferred tax asset to the extent of the deferred tax liability recognised on acquisition. The group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary.

All other remaining deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity. Refer to note 31—share based payment.

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered certain given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38) Intangible Assets.

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2015, the Group holds cash and cash equivalents of $6,759,615 (2014: $14,200,042) and held-to-maturity investments of Nil (2014: $9,000,000). In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company.

As detailed in Note 28, subsequent to year end the company has raised $10 million from a Share Purchase Plan and has raised approximately $14 million from an investment by Ridgeback Capital. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Business combination

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

Subsequent to the acquisition of Immutep S.A., internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) form only one segment, being Cancer Immunotherapy. This segment reporting is used to assess performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax. Prior year segment reporting information has been restated to reflect the form in which the CODM reviews financial information.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

In the current fiscal year, the Company has focused on cancer immunotherapy research.

Operating segment information

June 30, 2015	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Revenue	168,322	—	—	168,322
Grant income	1,167,190	—	—	1,167,190
Gain on foreign exchange	—	—	538,248	538,428
Interest income	—	—	219,107	219,107
Total other income	1,335,512	—	757,355	2,092,867
Segment Result
Depreciation and amortisation	(1,341,202)	—	—	(1,341,202)
Other expenses*	(33,045,516)	—	—	(33,045,516)
Loss before income tax expense	(33,051,208)	—	737,355	(32,293,852)
Income tax expense				142,156

Loss after income tax expense				(32,151,696)

Total segment assets	30,983,445	—	—	30,983,455
Total segment liabilities	6,293,702	—	—	6,293,702

*	net of other income

June 30, 2014	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Revenue	—	—	15,929	15,929
Grant income	2,004,198	—	—	2,004,198
Gain on foreign exchange	—	—	406,628	406,628
Interest income	—	—	713,311	713,311
Total other income	2,004,198	—	1,135,868	3,140,066
Segment Result
Depreciation and amortisation	(433,074)	—	(13,286)	(446,360)
Other expenses*	(11,386,363)	—	(1,497,051)	(12,883,414)
Loss before income tax expense	(11,819,437)	—	(1,510,337)	(13,329,774)
Income tax expense				(13,607)

Loss after income tax expense				(13,343,381)

Total segment assets	25,377,955	—	—	25,377,955
Total segment liabilities	2,785,635	—	—	2,785,635

*	net of other income

NOTE 4. SEGMENT REPORTING (continued)

June 30, 2013	Cancer Immunotherapy A$	Other R&D A$	Unallocated A$	Consolidated A$
Other income
Grant income	1,648,725	—	—	1,648,725
Gain on foreign exchange	—	—	1,417,613	1,417,613
Interest income	—	—	939,056	939,056
Total other income	1,648,725	—	2,356,669	4,005,394
Segment Result
Depreciation and amortisation	(241,814)	—	(12,210)	(254,024)
Other expenses*	(13,914,144)	(6,317)	(964,313)	(14,884,774)
Loss before income tax expense	(14,155,958)	(6,317)	(976,523)	(15,138,798)
Income tax expense				(86,873)

Loss after income tax expense				(15,225,671)

Total segment assets	32,814,298	—	—	32,814,298
Total segment liabilities	3,565,880	—	—	3,565,880

*	net of other income

NOTE 5. EXPENSES

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	8,515,150	11,825,668	13,852,477
Intellectual property management	437,297	105,189	152,782

Total Research & Development and Intellectual Property	8,952,447	11,930,857	14,005,259

Corporate administrative expenses
Auditor’s remuneration	292,807	222,720	259,340
Directors fee and employee expenses	2,508,533	1,969,494	2,095,547
Administrative expenses	2,921,745	1,900,409	2,496,308

Total corporate administrative expenses	5,723,105	4,092,623	4,851,195

Depreciation
Plant and equipment	308,719	370,237	186,940
Computers	14,523	18,987	11,039
Furniture and fittings	2,532	2,698	1,607

Total depreciation	325,774	391,922	199,586

Amortisation*
* $380,776 (2014: $433,074) relates to R&D
Patents	55,002	54,438	54,438
Intellectual Property Assets R&D	960,426	—	—

Total amortisation	1,015,428	54,438	54,438

Total depreciation and amortisation	1,341,202	446,360	254,024
Loss on disposal of assets
Plant and equipment	5,160	—	—
Finance expenses
Interest expenses	26,789	—	—
Other finance expenses – note 18	18,338,015	—	—

Finance expense	18,364,804	—	—

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(32,293,852)	(13,329,774)	(15,138,798)
Tax at the Australian tax rate of 30%	(9,688,156)	(3,998,932)	(4,541,639)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	6,034,418	439,652	1,022,310
Non-assessable income	(233,261)	(479,616)	(432,636)
Capital listing fee	(188,530)	(586,143)	—
Others	—	—	83,243
Difference in overseas tax rates	184,251	569	3,630
Section 40-880 deductions	—	—	—

	(3,891,278)	(4,624,471)	(3,865,092)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	3,749,122	4,638,078	3,951,965

Income tax expense*	(142,156)	13,607	86,873

*	Income tax expense relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses benefit	31,262,135	27,329,078	22,562,084
Temporary differences	(196,493)	(402,644)	147,615

Total deferred tax assets not recognised	31,065,642	26,926,434	22,709,699

The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2015 was $104,207,118 (2014 - $91,096,926). Utilisation of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Cash on hand	1,296	1,344
Cash at bank	6,508,319	9,698,698
Cash on deposit	250,000	4,500,000

	6,759,615	14,200,042

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rate on these deposits range from 0% to 2.3% in 2015 (2014 – 0% to 3.05%).

NOTE 8. HELD-TO-MATURITY INVESTMENT

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Term deposits	—	9,000,000

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months. These term deposits are denominated in AUD and have interest rates of Nil in 2015 (2014 – 3.75%) The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTE 9. CURRENT RECEIVABLES

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
GST receivable	150,143	196,047
Accounts receivable	165,310	—

	315,453	196,407

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2015. No receivables were impaired or past due.

NOTE 10. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Prepayments*	380,749	1,090,608
Security deposit	21,224	31,252
Accrued interest	3,955	165,499
Retention receivable	542,075	—

	948,003	1,287,359

*	Prepayments are in relation to the deposits paid to organizations involved in the clinical trials.

NOTE 11. NON-CURRENT ASSETS - PLANT AND EQUIPMENT

	Plant and Equipment A$	Computer A$	Furniture and fittings A$	Total A$
At June 30, 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)

Net book amount	787,085	38,233	9,360	834,678

Year ended June 30, 2014
Opening net book amount	787,085	38,233	9,360	834,678
Exchange differences	29,565	833	435	30,833
Additions	100,568	3,107	—	103,675
Disposals	—	—	—	—
Depreciation charge	(370,237)	(18,987)	(2,698)	(391,922)

Closing net book amount	546,981	23,186	7,097	577,264

At June 30, 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

Year ended June 30, 2015
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	(681)	1,128	(22)	425
Additions	44,627	4,201	—	48,828
Disposals	(178)	(5,332)	—	(5,510)
Acquisition of subsidiary	787	1,937	—	2,724
Depreciation charge	(308,719)	(14,523)	(2,532)	(325,774)

Closing net book amount	282,817	10,597	4,543	297,957

At June 30, 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

NOTE 12. NON-CURRENT ASSETS - INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2013
Cost	1,915,671	—	—	1,915,671
Accumulated amortization and impairment	(1,744,350)	—	—	(1,744,350)

Net book amount	171,321	—	—	171,321

Year ended June 30, 2014
Opening net book amount	171,321	—	—	171,321
Amortization charge	(54,438)	—	—	(54,438)

Closing net book amount	116,883	—	—	116,883

At June 30, 2014
Cost	1,915,671	—	—	1,915,671
Accumulated amortization and impairment	(1,798,788)	—	—	(1,798,788)

Net book amount	116,883	—	—	116,883

Year ended June 30, 2015
Opening net book amount	116,883	—	—	116,883
Acquisition of Immutep S.A	—	23,451,000	109,962	23,560,962
Amortization charge	(55,002)	(960,426)	—	(1,015,428)

Closing net book amount	61,881	22,490,574	109,962	22,662,417

At June 30, 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortization and impairment	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

(i)	Amortisation methods and useful lives

The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 14 – 15 years

NOTE 13. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Tax losses	1,495,603	—
Total deferred tax assets	1,495,603	—
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,495,603)	—

Net deferred tax assets	—	—

NOTE 13. DEFERRED TAX BALANCES (continued)

(ii) Expected recovery of Deferred Tax Assets

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Deferred tax assets expected to be recovered within 12 months	—	—
Deferred tax assets expected to be recovered after more than 12 months	1,495,603	—

Net deferred tax assets	1,495,603	—

(iii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Intangible assets	3,373,936	—
Total deferred tax liabilities	3,373,936	—
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,495,603)	—

Net deferred tax liabilities	1,878,333	—

Deferred tax liabilities expected to be settled within 12 months	—	—
Deferred tax liabilities expected to be settled more than 12 months	1,878,333	—

	1,878,333	—

(iii) Movements in deferred tax balances

	Tax Losses A$	Intangible Assets A$	Total A$
Movement
At 30 June 2014	—	—	—
(Charged)/credited
- to profit or loss	—	144,064	144,064
- to other comprehensive income	—	—	—
- directly to equity	—	—	—
Acquisition of subsidiary	1,495,603	(3,518,000)	(2,022,397)

At 30 June 2015	1,495,603	(3,373,936)	(1,878,333)

NOTE 14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Trade payables	2,201,864	2,216,723
Other payables	568,185	435,554

	2,770,049	2,652,277

NOTE 15. CURRENT LIABILITIES - BORROWINGS

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Amounts payable to related parties	1,071,523	—
Other borrowings	436,950	—

	1,508,473	—

Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and is repayable on 30 September 2015.

Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

NOTE 16. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Annual leave	80,304	101,569

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Long service leave	35,706	14,799

NOTE 18. CONTRIBUTED EQUITY

		Consolidated
	Note	June 30, 2015 A$	June 30, 2014 A$
Fully paid ordinary shares	18(a)	170,216,482	139,352,418
Options over ordinary shares		9,661,954	9,661,954

		179,878,436	149,014,372

(a) Ordinary Shares		June 30, 2015		June 30, 2014
	Note	No.	No.	No.	A$
At the beginning of reporting period		1,228,709,341	139,352,418	1,143,146,838	132,665,023
Shares issued during year	(i)	284,274,073	7,365,369	85,562,500	6,845,000
Exercise of options (Shares issued during the year)	(ii)	72,413,924	3,731,339	3	1
Exercise of convertible notes (Shares issued during the year)		166,097,263	19,931,672	—	—
Transaction costs relating to share issues		—	(164,316)	—	(157,606)

At reporting date		1,751,494,601	170,216,482	1,228,709,341	139,352,418

NOTE 18. CONTRIBUTED EQUITY (continued)

(b) Shares issued
2015 Details	Note	Number	Issue Price A$	Total A$
Bergen commencement fee	i)	11,792,588	0.04	483,496
Bergen collateral shares	i)	17,800,000	0.04	338,200
Bergen first tranche	i)	13,163,514	0.04	526,541
Performance right exercised	i)	1,715,686	0.04	63,480
Bergen second tranche	i)	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	i)	86,120,815	0.03	2,593,959
Bergen third tranche	i)	15,323,414	0.03	505,674
Bergen fourth tranche	i)	22,936,950	0.02	527,550
Ridgeback share issued	i)	28,000,000	0.02	560,000
Ridgeback first placement	i)	72,206,500	0.02	1,249,172
Bergen option exercised	ii)	19,800,000	0.05	1,084,050
Conversion of Warrants - Immutep	ii)	52,371,500	0.05	2,628,525
Employee option exercised	ii)	242,424	0.08	18,764
Exercise of convertible note	iii)	166,097,263	0.12	19,931,672

		522,785,260		31,028,3

In October 2014, Prima entered into an investment agreement with the Bergen Global Opportunity Fund, LP (Bergen). Under the agreement, Bergen subscribed to a 36-month interest-free convertible security in the amount of $2,833,000, expiring on 2 October 2017. In addition, Bergen could invest in the range of $438k (US$360k) and $1.8m (US$1.5m) per month in monthly tranches, dependent on meeting certain conditions. Bergen was also issued 19,800,000 options and was issued with 17,800,000 shares as security over the investment agreement.

The investment agreement with Bergen concluded in May 2015. Upon the conclusion of the investment agreement, Bergen exercised their options, made payment for the collateral shares issued and exercised their convertible note as detailed above.

Finance costs relating to the Bergen investment agreement was $18,338,015 for the year ended 30 June 2015. The finance costs incurred relate to the following terms of the Bergen agreement.

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Commencement fee	483,496	—
Discount to fair value on ordinary shares issued to Bergen from tranche funding	211,124	—
Discount to fair value on collateral shares issued to Bergen	151,264	—
Fair value of options issued to Bergen	414,342	—
Discount to fair value on exercise of convertible notes to ordinary shares	17,077,789	—

	18,338,015	—

1)	The convertible note issued to Bergen was recorded on issuance date as a financial liability and then re-measured at fair value through the profit and loss in accordance with AASB 139. Under the Agreement the conversion price was calculated based on the average of any five daily VWAP’s per share during twenty consecutive actual trading days immediately prior to the selected conversion date, at the discretion of Bergen. The conversion price was calculated at $0.0190 per share and the calculated number of shares issued to Bergen was 166,097,263. The market price on the day that the shares were issued to Bergen was $0.12 per share resulting in a fair value re-measurement loss of $17,077,789 being recorded.

NOTE 18. CONTRIBUTED EQUITY (continued)

2014 Details	Note	Number	Issue Price A$	Total A$
Share purchase plan	i)	85,562,500	0.080	6,845,000
Exercise of PRRO options	ii)	3	0.200	1
Transaction costs relating to share issues				(157,606)

		85,562,503		6,687,395

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorized capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 31.

Unlisted Options

Expiration Date	Exercise Price	Number	Code
February 01, 2016	$0.3390	740,741	PRRAL
August 01 , 2015	$0.1850	2,800,000	PRRAL
February 20, 2016	$0.1730	200,000	PRRAL
June 30, 2018	$0.0774	1,680,868	PRRAE
December 12, 2018	$0.05019	147,628,500
Total		153,050,109

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

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
(a) Reserves
Options issued reserve	3,748,611	1,547,574
Foreign currency translation reserve	(268,052)	(211,145)
Share-based payment reserve	1,787,170	546,245

	5,267,729	1,882,674

Movement in options issued reserve were as follows:
Opening balance	1,547,574	1,547,574
Options issued during the year	2,201,037	—

Ending balance	3,748,611	1,547,574

Movement in foreign currency translation reserve were as follows:
Opening balance	(211,145)	(153,724)
Currency translation differences arising during the year	(56,907)	(57,421)

Ending balance	(268,052)	(211,145)

Movement in share-based payment reserve were as follows:
Opening balance	546,245	488,936
Employee options issued during the year	738,799	57,309
Exercise of vested performance rights	(63,480)	—
Share-based payments	565,606	—

Ending balance	1,787,170	546,245
(b) Retained Earnings
Movement in retained earnings were as follows:
Opening balance	(128,304,726)	(114,961,345)
Net loss for the year	(32,151,696)	(13,343,381)

Balance	(160,456,422)	(128,304,726)

(c) Nature and purpose of reserves

(i)	Options issued reserve

In October 2014, the Company issued 19,800,000 options with an exercise price of $0.05475 in relation to the Bergen investment agreement. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on 2 October 2017 and 12 December 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. As at 30 June 2015, all options held by Bergen were exercised, and 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.

(ii)	Foreign currency translation

Exchange differences arising on translation of the foreign controlled entity a recognised in other comprehensive loss as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iii)	Share-based payments reserve

The options-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.

NOTE 20. DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21. BUSINESS COMBINATION

(a) Summary of acquisition

Acquisition of Immutep S.A.

On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a French biopharmaceutical company in the field of Immuno-Oncology, for consideration of $26,275,569. The acquisition has significantly increased the portfolio of Immuno-Oncology technologies for further clinical development.

The details of the purchase consideration, the net assets acquired and goodwill are as follows:

$

Purchase consideration
Cash paid	15,772,737
Deferred consideration	5,685,370
Fair value of shares issued	2,593,958
Fair value of warrants issued	2,201,038

Total purchase consideration	26,253,103

Deferred consideration has been paid to the former owners of Immutep during the financial year. In addition, an amount of $1,084,149 was paid into a retention account held in trust by external parties representing a comparability milestone payment contingent on future events. The fair value of the amount has been estimated at $542,075. The total cash paid for the year ended 30 June 2015 taking into account this and the net cash acquired amounts to $20,912,912.

The provisionally determined fair values of the assets and liabilities recognised as a result of the acquisition are as follows:

Fair value $

Cash and cash equivalents	545,195
Trade and other receivables	6,077,686
Other current assets	11,614
Plant and equipment	2,802
Deferred tax asset	1,495,603
Intangible assets	23,451,000
Trade and other payables	(1,248,501)
Other financial liabilities	(674,258)
Deferred tax liability	(3,518,000)

Net identified assets acquired	26,143,141

Add: goodwill	109,962

Net assets acquired	26,253,103

The goodwill is attributable to Immutep’s assembled workforce and other intellectual property research and development which is continuing on an on-going basis. None of the goodwill is expected to be deductible for tax purposes.

NOTE 21. BUSINESS COMBINATION (continued)

(i) Acquisition related costs

Acquisition related costs of $347,473 are included in corporate administrative expenses in the statement of comprehensive income.

(ii) Deferred consideration

The deferred consideration arrangement requires the Group to pay the former owners of Immutep a maximum of $5,438,724 dependent upon Immutep reaching certain milestones payable over a period of up 12 months after the acquisition date. Additional deferred consideration is payable in the amount of $246,646 relating to a working capital adjustment under the terms of the Share Sale Agreement.

(iii) Comparability milestone

An amount of $1,084,149 was paid into a retention account held in trust by external parties representing a comparability milestone payment contingent on future events. The fair value of the amount has been estimated at $542,075.

(iv) Acquired receivables

The fair value of trade and other receivables is $6,077,686 and includes trade receivables and other receivables with a fair value of $6,077,686 which are expected to be collectible.

(v) Revenue and profit contribution

The acquired business contributed revenues of $487,538 and net loss after tax of $271,697 to the group for the period from 12 December 2014 to 30 June 2015.

If the acquisition had occurred on 1 July 2014, consolidated pro-forma revenue and profit for the period ended 30 June 2015 would have been $6,532,066 and $3,928,131 respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for differences in the accounting policies between the group and the subsidiary.

(vi) Shares and warrants issued

The fair value of the 86,120,815 shares issued as part of the consideration paid for Immutep S.A ($2,593,958) was based on an agreed VWAP calculation under the terms of the Share Sale Agreement discounted to reflect certain escrow and volume trading restrictions placed on these shares.

The fair value of 200,000,000 warrants issued as part of the consideration paid for Immutep S.A ($2,201,038) was valued by the Black Scholes model discounted to reflect certain exercise and volume trading restrictions place upon the exercise of these warrants.

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Short-term employee benefits	1,509,877	1,533,114	1,906,670
Post-employment benefits	6,231	40,377	52,348
Termination benefits	43,056	—	149,599
Share-based payments	467,002	41,919	185,594

	2,026,166	1,615,410	2,294,211

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

For details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, please refer to note 31.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

June 30, 2015	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,059,576		—	—	—	20,059,576
Mr. Albert Wong	3,537,500		—	—	—	3,537,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	—		1,715,686	—	—	1,715,686
Mr. Matt Lehman	1,617,763		—	—	—	1,617,763
	32,706	*				32,706	*
Dr. Sharron Gargosky	—		—	—	—	—
Mr. Marc Voigt	720,000		—	—	150,000	870,000
	150	*			—	150	*
Ms. Deanne Miller			—	242,424	(221,500)	20,924
Dr. Frédéric Triebel	—		—	—	—	—

Total ordinary shares	25,934,839		1,715,686	242,424	(71,500)	27,821,449

Total ADR	32,856		—	—	—	32,856

*	American Depositary Receipts (ADR) traded on the NASDAQ

June 30, 2014	Balance at start of the year		Received during the year on the exercise of options	Other changes during the year		Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	17,759,576		—	2,300,000		20,059,576
Mr. Albert Wong	3,537,500		—	—		3,537,500
Mr. Martin Rogers**	20,542,179		—	—		20,542,179
Dr. Richard Hammel**	10,444,987		—	—		10,444,987
Dr. Russell Howard	—		—	—		—
Mr. Pete Meyers	—		—	—		—
Mr. Matt Lehman	1,617,763 4,400	*	— —	— 28,306	*	1,617,763 32,706	*
Dr. Sharron Gargosky	25,000	*	—	(25,000)		—
Mr. Marc Voigt	620,000 150	*	— —	100,000 —		720,000 150	*

Total ordinary shares	54,522,005			2,400,000		56,922,005

Total ADR	29,550		—	3,306		32,856

*	American Depositary Receipts (ADR) traded on the NASDAQ
**	As the date of resignation

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2013	Balance at start of the year		Share Purchase Plan (SPP) and shortfall placement	Other changes during the year		Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	4,622,076		12,687,500	450,000		17,759,576
Mr. Albert Wong	3,350,000		187,500	—		3,537,500
Mr. Martin Rogers	30,834,179		187,500	[1](10,479,500)		20,542,179
Dr. Richard Hammel	10,257,487		187,500	—		10,444,987
Dr. Russell Howard	—		—	—		—
Mr. Ian Bangs	100,000		—	—		100,000
Mr. Matt Lehman	1,100,000		412,500	105,263		1,617,763
	—		—	4,400	*	4,400	*
Dr. Neil Frazer	112,000					112,000
	1,000	*	—	—		1,000	*
Dr. Sharron Gargosky	—		—	25,000	*	25,000	*
Mr. Marc Voigt				307,500		620,000
	—		312,500	150	*	150	*

Total ordinary shares	50,375,742		13,975,000	(9,616,737)		54,734,005

Total ADR	1,000		—	29,550		30,550

*	American Depositary Receipts (ADR) traded on the NASDAQ
[1]	related shares sold by the director to the market

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr. Albert Wong	—	—	—	—	—	—	—
Mr. Martin Rogers	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Matt Lehman	2,104,441	—	—	—	2,104,441	2,104,441	—
Dr. Sharron Gargosky	1,537,275	—	—	—	1,537,275	1,537,275	—
Mr. Marc Voigt	1,171,754	—	—	—	1,171,754	1,171,754	—
Ms. Deanne Miller	363,636	—	(242,424)	—	121,212	121,212	—

	9,617,000	—	(242,424)	—	9,374,576	9,374,576	—

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2014	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	14,439,894	—	—	(10,000,000)	4,439,894	4,439,894	—
Mr. Albert Wong	7,500,000	—	—	(7,500,000)	—	—	—
Mr. Martin Rogers	12,500,000	—	—	(10,000,000)	2,500,000	2,500,000	—
Dr. Richard Hammel	5,000,000	—	—	(5,000,000)	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Matt Lehman	2,104,441	—	—	—	2,104,441	2,104,441	—
Ms. Deanne Miller	—	363,636	—	—	363,636	242,424	121,212
Dr. Sharron Gargosky	900,000	637,275	—	—	1,537,275	1,324,850	212,425
Mr. Marc Voigt	528,125	643,629	—	—	1,171,754	957,211	214,543

	42,972,460	1,644,540	—	(32,500,000)	12,117,000	11,568,820	548,180

June 30, 2013	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	10,000,000	—	4,439,894	—	14,439,894	14,439,894	—
Mr. Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr. Martin Rogers	10,000,000	—	2,500,000	—	12,500,000	12,500,000	—
Dr. Richard Hammel	5,000,000	—	—	—	5,000,000	5,000,000	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Matt Lehman	500,000	1,200,000	404,441	—	2,104,441	904,441	1,200,000
Dr. Neil Frazer	2,000,000	—	—	—	2,000,000	2,000,000	—
Mr. Ian Bangs	—	450,000	100,000	—	550,000	550,000	—
Ms. Deanne Miller	—	—	—	—	—	—	—
Dr. Sharron Gargosky	200,000	700,000	—	—	900,000	200,000	700,000
Mr. Marc Voigt	—	450,000	78,125	—	528,125	78,125	450,000

	35,200,000	2,800,000	7,522,460	—	45,522,460	43,172,460	2,350,000

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Performance right holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Mr. Martin Rogers	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	7,720,588	(1,715,686)	—	6,004,902	—	6,004,902
Mr. Matt Lehman	—	6,127,451	—	—	—	—	—
Dr. Sharron Gargosky	—	—	—	—	6,127,451	—	—
Mr. Marc Voigt	—	16,323,529	—	—	16,323,529	—	16,323,529
Ms. Deanne Miller	—	6,127,451	—	—	6,127,451	—	6,127,451
Dr. Frédéric Triebel	—	—	—	—	—	—	—

	—	36,299,019	(1,715,686)	—	34,583,333	—	34,583,333

NOTE 23. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
PricewaterhouseCoopers Australia
Audit or review of the financial report	286,000	209,420	257,700
Other advisory services	—	12,500	—

	286,000	221,920	257,700

Other services
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	66,986	—	—

Non-PwC audit firm
Audit or review of the financial report	—	—	—
Preparation of the tax return and other consulting services	—	—	9,841

Total remuneration of non-PwC audit firm	—	—	9,841

	352,986	221,920	267,541

NOTE 24. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2015 and June 30, 2014.

NOTE 25. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at June 30, 2015 and June 30, 2014.

NOTE 26. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 27.

Key management personnel

Disclosures relating to key management personnel are set out in note 22.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

During the year, Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and is repayable on 30 September 2015. Interest payable with respect to the loan for the year ended 30 June 2015 was $28,206.

NOTE 27. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2015%	June 30, 2014%
Cancer Vac Pty Ltd*	Australia	—	100.00
Prima BioMed USA Inc	United States of America	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Prima BioMed GmbH	Germany	100.00	100.00
Prima Biomed AUSTRALIA Pty Ltd	Australia	100.00	100.00
Prima Biomed IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.	France	100.00	—

*	Company was deregistered on 18 September 2014. No financial impact has been recorded in the annual report for the year ended 30 June 2015 as all assets have written down to Nil value in prior years.

NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE

Subsequent to year end, the Company issued 200,000,000 ordinary shares at a price of $0.05 to existing shareholders via a Share Purchase Plan (SPP). The total proceeds from the issuance of the ordinary shares were $10,000,000.

Also subsequent to year end, shareholders ratified the issue of further securities to Ridgeback Capital Investments L.P. at the Extraordinary General Meeting held on 31 July 2015. In accordance with the approval by shareholders, the Company issued the following securities:

•	12,136,750 ordinary shares at a price of $0.0173,

•	8,475,995 warrants exercisable at $0.025 per warrant into ordinary shares on or before 4 August 2025

•	371,445,231 warrants exercisable at $0.0237 per warrant into ordinary shares on or before 4 August 2020

•	13,750,828 Convertible Notes, each with a face value of $1.00 which is convertible into ordinary shares at a price of $0.02, which may be adjusted due to future capital raising by the company on or before 4 August 2025.

NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE (continued)

Assuming that Ridgeback Capital Investments L.P. exercises all warrants and convertible notes, an additional 1,067,462,626 ordinary shares may be issued in future reporting periods.

The total proceeds from the issuance of the above securities amounted to $13,960,794.

The Company issued 31,022,181 shares to Nyenburgh Investment Partners on 13 October 2015, raising approximately A$1,500,000.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Loss after income tax expense for the year	(32,151,696)	(13,343,381)	(15,225,671)
Adjustments for:
Depreciation and amortisation	1,341,202	446,360	254,024
(Decrease)/increase in income tax payable	3,849	(10,077)	27,065
Add back share based payments	738,799	57,309	189,524
Add back loss on disposal of assets	5,160	—	—
Add back Non-cash finance expenses	18,338,016	—	—
Unrealised gain on exchange through the profit and loss	(1,039,537)	(908,594)	(1,446,771)
Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables	5,958,640	4,071	79,907
Decrease in inventories	—	—	191,726
Decrease/(increase) in other operating assets	350,970	297,320	809,055
(Decrease)/increase in trade and other payables	(1,187,961)	(816,276)	627,971
Increase/(decrease) in employee benefits	(357)	79,821	(88,926)
(Decrease)/increase in derivative financial instruments	—	(33,714)	(1,455,030)
Decrease/(increase) in deferred tax liability	(144,064)	—	—

Net cash used in operating activities	(7,786,979)	(14,227,161)	(16,037,126)

NOTE 30. EARNINGS PER SHARE

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Loss after income tax	(32,151,696)	(13,343,381)	(15,225,671)

Loss after income tax attributable to the owners of Prima BioMed Ltd	(32,151,696)	(13,343,381)	(15,225,671)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	1,591,116,220	1,439,768,245	1,075,381,168

Weighted average number of ordinary shares used in calculating diluted earnings per share	1,591,116,220	1,439,768,245	1,075,381,168

	Cents	Cents	Cents
Basic earnings per share	(2.02)	(0.93)	(1.42)
Diluted earnings per share	(2.04)	(0.94)	(1.42)

NOTE 30. EARNINGS PER SHARE (continued)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Listed options	77,378,696	77,378,696
Unlisted options and warrants	164,894,609	16,942,441

NOTE 31. SHARE-BASED PAYMENTS

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

Set out below are summaries of performance rights granted under the EIP:

2015 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.042	—	7,398,896	—	—	7,398,896	—
September 19, 2014	0.044	—	10,845,588	—	—	10,845,588	—
September 19, 2014	0.044	—	3,615,196	—	—	3,615,196	—
November 14, 2014	0.037	—	4,068,627	—	—	4,068,627	—
November 14, 2014	0.038	—	9,191,177	—	—	9,191,177	—
November 14, 2014	0.04	—	3,063,725	—	—	3,063,725	—

Total		—	38,183,209	—	—	38,183,209	—

Fair value of performance rights granted

The fair value at grant date for performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for performance rights granted during the year ended 30 June 2015 included:

•	grant date: 19 September 2014 and 14 November

•	share price at grant date: $0.042 and $0.037

•	expected price volatility of the Company’s shares: 90%

•	expected dividend yield: nil%

•	risk-free interest rate: 2.86% and 2.55%

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

NOTE 31. SHARE-BASED PAYMENTS (continued)

The model inputs for performance rights granted during the year ended 30 June 2015 included:

•	grant date: 19 September 2014 and 14 November 2014

•	measurement period – Tranche 1: 19 September 2014 to 2 October 2017

•	measurement period – Tranche 2: 19 September 2014 to 1 October 2018

•	barrier price: CAGR 20% per annum over measurement period

•	share price at grant date: $0.042 and $0.037

•	expected price volatility of the Company’s shares: 90%

•	expected dividend yield: nil%

•	risk-free interest rate: 2.86% and 2.55%

Set out below are summaries of options granted under the EIP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,758,176	—	(242,424)	—	1,515,752	1,515,752
January 24, 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,923,292	—	(242,424)	—	1,680,868	1,680,868

Weighted average exercised price		0.0774					0.0774

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2015 was $0.0774 (2014 – $0.0774). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years. Options vest in three equal tranches, 33.3% vested on December 31, 2013, 33.3% vested on June 30, 2014, and 33.3% to vest on June 30, 2015. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

242,424 share options were exercised during the year (2014 – Nil). The share price at the date of exercise of options exercised during the year ended 30 June 2015 was $0.125 (2014 – $Nil).

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2015 were Nil (2014 – $0.028 and $0.037). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

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

NOTE 31. SHARE-BASED PAYMENTS (continued)

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

Set out below are summaries of options granted under the GESOP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	3 November 2014	0.279	100,000	—	—	(100,000)	—	—
January 3, 2012	3 January 2015	0.233	100,000	—	—	(100,000)	—	—
August 1, 2012	1 August 2015	0.185	1,600,000	—	—	—	1,600,000	1,600,000
November 16, 2012	1 August 2015	0.185	1,200,000	—	—	—	1,200,000	1,200,000
February 20, 2014	20 February 2016	0.173	200,000	—	—	—	200,000	200,000

Total			3,200,000	—	—	(200,000)	3,000,000	3,000,000

Weighted average exercised price		0.189		—			0.184

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	3 November 2014	0.279	100,000	—	—	—	100,000	100,000
January 3, 2012	3 January 2015	0.233	100,000	—	—	—	100,000	100,000
August 1, 2012	1 August 2015	0.185	—	1,600,000	—	—	1,600,000	450,000
November 16, 2012	1 August 2015	0.185	—	1,200,000	—	—	1,200,000	—
February 20, 2014	20 February 2016	0.173	—	200,000	—	—	200,000	—

Total			200,000	3,000,000	—	—	3,200,000	650,000

Weighted average exercised price		0.189		—			0.189

2013 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	3 November 2014	0.279	100,000	—	—	—	100,000	100,000
January 3, 2012	3 January 2015	0.233	100,000	—	—	—	100,000	100,000
August 1, 2012	1 August 2015	0.185	—	1,600,000	—	—	1,600,000	450,000
November 16, 2012	1 August 2015	0.185	—	1,200,000	—	—	1,200,000	—
February 20, 2013	20 February 2016	0.173	—	200,000	—	—	200,000	—

Total			200,000	3,000,000	—	—	3,200,000	650,000

Weighted average exercised price		0.189		0.184			0.189

200,000 options expired during the financial year and were forfeited as the exercise price was above the underlying share price.

There were no share options exercised during the year (2014 – $nil). The weighted average remaining contractual life of share options outstanding at the end of the period was 1 year (2014 – 1 year). Options vested after a period of twelve months from the grant date.

Fair value of options granted

There were no options granted during the year ended 30 June 2015 (2014 - Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTE 31. SHARE-BASED PAYMENTS (continued)

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

Set out below are summaries of options granted under the ESOP:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 26, 2011	August 26, 2014	0.10	500,000	—	—	(500,000)	—	—

Total			500,000	—	—	(500,000)	—	—

Weighted average exercised price		0.10					—	—

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 26, 2011	August 26, 2014	0.10	500,000	—	—	—	500,000	500,000

Total			500,000	—	—	—	500,000	500,000

Weighted average exercised price		0.10					0.10	0.10

2013 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 26, 2011	August 26, 2014	0.10	500,000	—	—	—	500,000	500,000

Total			500,000	—	—	—	500,000	500,000

Weighted average exercised price		0.10					0.10	0.10

500,000 options expired during the financial year and were forfeited as the exercise price was above the underlying share price

Fair value of options granted

There were no options granted during the year ended 30 June 2015 (2012 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

NOTE 31. SHARE-BASED PAYMENTS (continued)

d) Options issued to directors with shareholders’ approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 6, 2010*	December 6, 2014	0.10	2,000,000	—	—	(2,000,000)	—	—

Total			2,000,000	—	—	(2,000,000)	—	—

Weighted average exercised price		0.10	0.10				—	—

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 6, 2010	December 6, 2013	0.20	32,500,000	—	—	(32,500,000)	—	—
December 6, 2010*	December 6, 2014	0.10	2,000,000	—	—	—	2,000,000	2,000,000

Total			34,500,000	—	—	(32,500,000)	2,000,000	2,000,000

Weighted average exercised price		0.194	0.194				0.10	0.10

*	these options were issued to Neil Frazer and had a 4 year vesting period and were fully vested as at 30 June 2014 upon his termination of employment

(e) Performance rights issued to directors with shareholders approval

At the 2014 annual general meeting, shareholders approved the issue of 16,323,529 performance rights to the directors. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.8 years (2014 – Nil).

Set out below are summaries of performance rights granted with shareholders approval.

2015 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	0.037	—	4,068,627	—	—	4,068,627	—
November 14, 2014	0.038	—	9,191,177	—	—	9,191,177	—
November 14, 2014	0.04	—	3,063,725	—	—	3,063,725	—

Total		—	16,323,529	—	—	16,323,529	—

Fair value of performance rights granted

The fair value at grant date for Short Term Incentive performance rights is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the performance right. The fair value at grant date for Long Term Incentive performance rights is determined using an “Up and in Call” Barrier Option Pricing Model.

(f) Options issued to other parties

During the year, options were issued to Bergen Global Opportunity Fund, LP (Bergen) in accordance with the investment agreement entered into in October 2014.

NOTE 31. SHARE-BASED PAYMENTS (continued)

Set out below is a summary of the options granted to Bergen:

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
October 2, 2014	October 7, 2017	0.05475	—	19,800,000	(19,800,000)	—	—	—

Fair value of options granted

There were no options granted during the year ended 30 June 2015 (2014 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(g) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2015 A$	June 30, 2014 A$
Share-based payment expense	565,606	—
Employee share-based payment expense	738,799	57,309
	1,304,405	57,309

Share based payment expenses in relation to the investment agreement with Bergen have been recognised as part of Finance Costs. Share-based payment transactions with employees are recognised during the period as a part of employee benefit expenses.

NOTE 32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2015 A$	June 30, 2014 A$	June 30, 2013 A$
Loss after income tax	(29,484,263)	(15,651,281)	(15,813,154)
Total comprehensive loss	(29,484,263)	(15,651,281)	(15,813,154)

Statement of financial position

	Parent
	June 30, 2015 A$	June 30, 2014 A$
Total current assets	6,103,199	20,313,908
Total non current assets	26,255,547	937

Total assets	32,358,745	20,314,845

Total current liabilities	1,848,136	977,777
Total non current liabilities	6,715,710	363,932

Total liabilities	8,563,846	1,341,709

Equity
— Contributed equity	179,878,437	149,014,372
— Reserves	5,535,781	2,093,819
— Accumulated losses	(161,619,319)	(132,135,056)

Total equity	23,794,899	18,973,135

NOTE 32. PARENT ENTITY INFORMATION (continued)

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 24 for details in relation to contingent liabilities as at June 30, 2015 and June 30, 2014.

Capital commitments—Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2015 and June 30, 2014.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2#	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)

4.3*	Master Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated April 1, 2011 (terminated effective October 1, 2013)	20-F	001-35428	4.3	10/3/12

4.4*	Technology License Agreement, among Prima BioMed, Cancer Vac Pty Ltd, Austin Research Institute and Ilexus Pty Ltd, dated May 31, 2001, as amended by Deed of Variation, dated August 24, 2005	20-F	001-35428	4.5	2/13/12

4.4.1	Deed of Novation between The MacFarlane Burnet Institute for Medical Research and Public Health Ltd, Prima BioMed and Cancer Vac Pty Ltd, dated April 18, 2012	20-F	001-35428	4.4.1	10/30/13

4.5	Cooperation Agreement between Prima BioMed GmbH and Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e. V., dated July 4, 2012	20-F	001-35428	4.5	12/3/12

4.6*	License and Development Agreement between Cancer Vac Pty Ltd and Biomira, Inc., dated March 9, 2004, as amended by Deed of Variation of License and Development Agreement, dated February 2007	20-F	001-35428	4.7	2/13/12

4.6.1	Termination Agreement between Oncothyreon Inc, Prima BioMed and Cancer Vac Pty Ltd, dated October 2, 2013	20-F	001-35428	4.6.1	10/30/13

4.7*	Collaborative Research Agreement between Prima BioMed and NewSouth Innovations Pty Limited, dated December 17, 2009	20-F	001-35428	4.8	2/13/12

4.8	Services Agreement between Prima BioMed and Progenitor Cell Therapy LLC, dated May 13, 2009, as amended November 10, 2009 and March 18, 2010	20-F	001-35428	4.11	2/13/12

4.9+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12

4.10+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12

4.11+	Prima Executive Incentive Plan	20-F	001-35428	4.11	10/30/13

4.12+	Amended Employment Agreement between Prima BioMed and Neil Frazer, effective March 31, 2013	20-F	001-35428	4.12	10/30/13

4.13+	Amended Employment Agreement between Prima BioMed and Matthew Bryson Lehman, effective September 1, 2012	20-F	001-35428	4.13	10/30/13

4.13.1+	Separation Agreement and Release between Prima BioMed and Matthew Bryson Lehman, dated July 9, 2014 and effective August 10, 2014	20-F	001-35428	4.13.1	9/24/14

4.14+	Employment Agreement between Prima BioMed and Sharron Gargosky, dated June 1, 2011	20-F	001-35428	4.14	10/3/12

4.14.1+#	Separation Agreement and Release between Prima BioMed and Sharron Gargosky, effective September 18, 2015

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.15+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.15.1+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.15.2+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.15.3+#	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015

4.16+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.16.1+#	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015

4.17+	Deed of Settlement and Release between Prima BioMed and Ian Bangs, dated October 25, 2012	20-F	001-35428	4.17	10/30/13

4.18	Transition Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated December 1, 2013	20-F	001-35428	4.18	9/24/14

4.19	Variation 1 to Transition Services Agreement between Prima BioMed and Cell Therapies Pty Ltd, dated February 26, 2014	20-F	001-35428	4.19	9/24/14

4.20*	Supply, Distribution and Licensing Agreement between Prima BioMed and Neopharm Ltd., dated February 19, 2014	20-F	001-35428	4.20	9/24/14

4.21**#ß	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.

4.22#	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated 1 October 2014, by and between Immutep S.A. and Frédéric Triebel

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
ß	Certain schedules and annexes of this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

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

PRIMA BIOMED LTD

/s/ Marc Voigt
By:	Marc Voigt
Title:	Chief Executive Officer, Chief Financial Officer and Chief Business Officer

Date: October 30, 2015