Form 20-F
period 2016-06-30
Prima BioMed Ltd
filed 2016-10-03
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

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

Level 12, 95 Pitt Street, Sydney 2000, New South Wales, Australia

(Address of principal executive offices)

Marc Voigt, Chief Executive Officer

Level 12, 95 Pitt Street, Sydney, 2000 New South Wales, Australia

Phone +61 (0)2 8315 7003 Fax:+61 (0)2 8569 1880

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

The number of ordinary shares outstanding as of June 30, 2016 was 2,061,633,944.

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

ii

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with the U.S. Securities Exchange Commission that was declared effective on April 12, 2012 and our American Depositary Shares, or ADSs, were listed on the NASDAQ Global Market, or NASDAQ, under the symbol “PBMD” on April 16, 2012. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs, each of which represents 30 of our ordinary shares. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Prima BioMed”, “Prima” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “euro”, “€” or “EUR” are to the currency of certain states of the European Union, and all references to “Australian dollars” or “$” or “A$” are to the currency of Australia.

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

A. Selected Financial Data

Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, and Australian Accounting Standards, as issued by the Australian Accounting Standards Board (“AASB”).

The following selected consolidated financial data as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2014, 2013, and 2012 and for the fiscal years ended June 30, 2013 and 2012 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2016	2015	2014	2013	2012
	(in A$, except share amounts)
License revenue	175,052	—	—	—	—
Other income	1,853,869	2,092,867	3,140,066	4,005,394	4,202,567
Depreciation & amortization	(1,993,093)	(1,341,202)	(446,360)	(254,024)	(377,299)
Research & development and intellectual property	(7,059,528)	(8,952,447)	(11,930,857)	(14,005,259)	(15,118,816)
Corporate administrative expenses	(6,982,629)	(5,723,106)	(4,092,623)	(4,851,195)	(5,977,619)
Loss on foreign exchange	(563,890)	—	—	—	(1,181,049)
Finance costs	(8,199)	(18,364,804)	—	—	—
Impairment of assets	—	—	—	—	—
Share Based Payment to strategic investor	(47,468,071)	—	—	—	—
Changes in fair value of derivative financial instruments	—	—	—	(33,714)	(1,488,744)
Net loss on financial liabilities at fair value through profit or loss	—	—	—	—	—
Changes in fair value of comparability milestone	(542,075)	—	—	—	—
Net change in fair value of convertible note liability	(607,637)	—	—	—	—
Loss on disposal of assets	—	(5,160)	—	—	—
Loss before income tax expense	(63,196,201)	(32,293,852)	(13,329,774)	(15,138,798)	(15,138,798)
Income tax expense	1,181,017	142,156	(13,607)	(86,873)	—

Net loss	(62,015,184)	(32,151,696)	(13,343,381)	(15,225,671)	(19,940,960)

Loss per share – basic and diluted (in A$ cents)	(2.77)	(2.02)	(0.93)	(1.42)	(1.92)

Weighted average number of ordinary shares outstanding – basic and diluted	2,236,250,813	1,591,116,220	1,439,768,245	1,075,381,168	1,037,618,752

Consolidated Balance Sheet Data:

	As of June 30,
	2016	2015	2014	2013	2012
	(in A$)
Cash and cash equivalents	20,879,548	6,759,615	14,200,042	22,023,143	16,991,716
Working capital	20,198,827	3,643,408	21,912,972	28,248,167	36,458,512
Total assets	42,554,067	30,983,445	25,377,955	32,814,298	41,612,671
Long-term debt	5,027,168	—	—	—	—
Total shareholders’ equity	35,317,513	24,689,743	22,592,320	29,248,418	37,157,871
Contributed equity	194,530,932	179,878,436	149,014,372	142,326,977	136,712,525

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the historical daily exchange rates of the Australian dollar by the Reserve Bank of Australia (RBA).

Exchange rate as of September 30, 2016: A$1.00 is US$0.7630.

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2012	1.0191	1.0319	1.1055	0.9500
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7114
2016	0.7426	0.7283	0.7812	0.6867

Month	High	Low
	US$	US$
April 2016	0.7812	0.7535
May 2016	0.7607	0.7160
June 2016	0.7533	0.7239
July 2016	0.7626	0.7436
August 2016	0.7711	0.7514
September 2016	0.7698	0.7469

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

We are at an early stage in the development of pharmaceutical products and their success is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer. We, and our partners, have three products under development-IMP321, IMP701 and IMP731, all of which are directed to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses. In prior years, our business was focused on the development of CVac™, an autologous dendritic cell cancer vaccine. However, in February 2015, we suspended the development of CVac™ during its Phase II clinical trials in favor of focusing on biologicals like IMP321, which offer greater commercial potential based on cost of goods alone. While the decision to consolidate the CVac™ clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 will generate new expenses, especially as two clinical trials have been started (AIPAC and TACTI-mel). There can also be no guarantee that IMP321 will successfully be partnered or that any of our product candidates or know how, whether partnered or not, will ever generate future revenues. At this point, none of our products generate significant revenue.

For the years ended June 30, 2015 and 2016, we had a net loss of approximately $32.2 million and $62.0 million, respectively. The significant increase in net loss for the year ended June 30, 2016 was primarily attributable to a share based payment to a strategic investor of $47.5 million incurred in the issue of a convertible note and warrants to Ridgeback Capital Investments. In addition, since the year ended June 30, 2014, our total other income has continued to decrease. For the year ended June 30, 2014, total other income was approximately $3.1 million. For the year ended June 30, 2015, total other income was approximately $2.1 million, with such decrease being primarily attributable to fluctuations in foreign exchange rates. For the year ended June 30, 2016, total other income was approximately $2.0 million, with such decrease being primarily attributable to a decrease in grant income.

We will continue to incur losses from operations and expect the costs of drug development to increase in the future as more patients are recruited to the planned trials. In particular, we will continue to incur significant losses in carrying out clinical trials of IMP321 necessary for regulatory approval and ongoing research in terms of immunotherapy product candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products, we may experience larger than expected future losses and may never become profitable.

There is a substantial risk that we, or our development partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We have no medicinal products approved for commercial sale and no source of material revenue.

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the success of our product candidates, especially the LAG-3 related ones.

The LAG 3 product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology in December 2014. This acquisition significantly expanded Prima’s clinical development product portfolio to other categories of immunotherapies. It has also provided Prima with partnerships with several of the world’s largest pharmaceutical companies.

We have three LAG-3 product candidates. The most advanced of the three is IMP321. IMP321 is a recombinant protein typically used in conjunction with chemotherapy to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm.

Another LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 has been licensed to CoStim (Novartis), which is solely responsible for its development and manufacturing.

Our third LAG-3 product candidate is IMP731, a depleting antibody that removes T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing.

In addition to these products Immutep also has a dedicated R&D laboratory outside Paris with other research candidates in development. Immutep also currently generates modest revenues from sales of LAG-3 research reagents.

There can be no assurance that our ability to develop any product candidate, will be successful or our ability to obtain the necessary regulatory approvals with respect to any of the foregoing will be successful.

We anticipate that as the costs related to the clinical trials for IMP321 will increase, we will require additional funds to achieve our long-term goals of commercialization and further development of IMP321 and other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including research and development activities, thereby harming our business, financial condition and results of operations.

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

We will require additional financing and may be unable to raise sufficient capital, which could have a material impact on our research and development programs or commercialization of our products or product candidates.

We have historically devoted most of our financial resources to research and development, including pre-clinical and clinical development activities. To date, we have financed a significant amount of our operations through public and private financings. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercializing products that generate significant revenue. Our failure to become and remain profitable would depress the value of our ordinary shares or ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical or other studies for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

•	add an internal sales force; and

•	experience any delays or encounter issues with any of the above.

Until our products become commercially available, we will need to obtain additional funding in connection with the further development of our products and product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for stockholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock to fall.

If we are unable to secure sufficient capital to fund our operations, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves. For example, additional strategic collaborations could require us to share commercial rights to our product candidates with third parties in ways that we do not intend currently or on terms that may not be favorable to us. Moreover, we may also have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

We are exposed to significant risks related to our ongoing research and development efforts and might not be in a position to successfully develop any product candidate. Any failure to implement our business strategy could negatively impact our business, financial condition and results of operations.

The development and commercialization of IMP321, IMP701 and IMP731, or any other product candidate we may develop, is subject to many risks, including:

•	additional clinical trials may be required beyond what we currently expect;

•	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;

•	regulatory authorities may disagree with our proposed design of future clinical trials;

•	regulatory authorities may not accept data generated at our clinical study sites;

•	we may be unable to obtain and maintain regulatory approval of our product candidate in any jurisdiction;

•	the prevalence and severity of any side effects of any product candidate could delay or prevent commercialization, limit the indications for any approved product candidate, require the establishment of a risk evaluation and mitigation strategy, or REMS, or cause an approved product candidate to be taken off the market;

•	regulatory authorities may identify deficiencies in our manufacturing processes or facilities or those of our third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	the third-party manufacturers we expect to depend on to supply or manufacture our product candidates may not produce adequate supply;

•	we, or our third-party manufacturers, may not be able to source or produce cGMP materials for the production of our product candidates;

•	we may not be able to manufacture our product candidates at a cost or in quantities necessary to make commercially successful products;

•	we may not be able to obtain adequate supply of our product candidates for our clinical trials;

•	we may experience delays in the commencement of, enrollment of patients in and timing of our clinical trials;

•	we may not be able to demonstrate that our product candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our product candidates;

•	we may not be able to maintain a continued acceptable safety profile of our products following approval;

•	we may be unable to establish or maintain collaborations, licensing or other arrangements;

•	the market may not accept our product candidates;

•	we may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect our profitability;

•	we may experience competition from existing products or new products that may emerge;

•	we and our licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our product candidates; and

•	we may not be able to obtain and maintain coverage and adequate reimbursement from third-party payors.

If any of these risks materializes, we could experience significant delays or an inability to successfully commercialize IMP321, IMP701 and IMP731, or any other product candidate we may develop, which would have a material adverse effect on our business, financial condition and results of operations.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

We completed our acquisition of Immutep, in December 2014 for consideration of up to US$28m in cash and stock. We have almost fully completed the integration of Immutep’s business into our own. We have not yet achieved, and may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, there may be unexpected problems in the business unrelated to the Immutep acquisition that have a negative effect on our business. If we fail to implement our business strategy, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

Specific risks associated with the remaining integration include the following:

•	the potential loss of licensors, licensees, other business partners or independent contractors;

•	failure to effectively continue the clinical trials;

•	failure to effectively consolidate functional areas, which may be impeded by inconsistencies in, or conflicts between, standards, controls, procedures, policies, business cultures and compensation structures;

•	potential future impairment charges, write-offs, write-downs or restructuring charges that could adversely affect our results of operations;

•	significant deficiencies or material weaknesses in internal controls over financial reporting;

•	exposure to unknown liabilities or other obligations of Immutep, which may include matters relating to employment, labor and employee benefits, litigation, accident claims and environmental issues, and which may affect our ability to comply with applicable laws;

•	the coordination of resources across broad geographical areas; and

•	the challenges of moving toward a single brand and market identity.

Immutep is our only significant acquisition in the recent history of Prima. Identifying strategic acquisitions is part of our business plan and may become an increasingly important part of our growth. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

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

If we do not obtain the necessary regulatory approvals we will be unable to commercialize our products.

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

IMP321 is undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product. Even if we receive regulatory approval for any product candidate, our profitability will depend on our ability to generate revenues from the sale of those product candidates or the licensing of our technology.

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

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacture and manufacturing process development of the company’s product candidates. Problems with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such may delay clinical trials and commercialization of our product candidates. To minimize the chance of these kinds of disruption, we enter into advance purchase agreements for reagents wherever possible.

Biological product candidates like IMP731, IMP701 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

The clinical development of autologous dendritic cell cancer vaccines such as CVac is complex and more expensive to produce than most other biologicals such as IMP321. Biologicals like IMP321 offer greater commercial potential based on cost of goods alone. Such lower cost and greater commercial potential were main contributing factors in our decision to focus our clinical trial resources internally on developing IMP 321 whilst seeking a partner to develop CVac. With consolidation of the CVac program and the spin off transaction with Sydys Corporation, a US based special purpose vehicle, the manufacturing uncertainties surrounding CVac have now transferred to Sydys. Compared to our other partners Novartis and GlaxoSmithKline who are well funded and established within the industry, the transaction with Sydys bears significantly more risk given that Sydys first needs to establish itself and secure significant funds to develop CVac, and there is no guarantee that Sydys will be successful in that respect. The successful approval of CVac by regulatory authorities and the manufacturing of CVac will be beyond the control of Prima.

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

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have collaborative arrangements with Eddingpharm for the development of IMP321 for China and Taiwan. Any revenues from sales of CVac will be dependent on the success of the collaboration partner. In principle the same applies to IMP731 and IMP701 or any other partnered product candidate.

Any partnerships or alliance we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if it sold its products directly, may place the development, sales and marketing of its products outside of its control, may require it to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

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

Our success depends largely on the continued services of our senior management and key scientific personnel and on the efforts and abilities of our senior management to execute our business plan. During the fiscal year ended June 30, 2016, we experienced a significant change in our senior management team with Dr. Sharron Gargosky, our former Chief Technical Officer and past CVac program manager, ceasing to be employed by us effective 30 November 2015. However, we consider the impact of her departure to be minimal with the divestment of CVac to Sydys Corporation. Our research and development activities of IMP321 will be overseen by Dr. Frédéric Triebel, the inventor of the technology.

Changes in our senior management may be disruptive to our business and may adversely affect our operations. For example, when we have changes in senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer.

Moreover, competition among biotechnology and pharmaceutical companies for qualified employees is intense and as such we may not be able to attract and retain personnel critical to our success. Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, manufacturing personnel, sales and marketing personnel and on our ability to develop and maintain important relationships with clinicians, scientists and leading academic and health institutions. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our product development and commercialization activities.

In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our product candidates may be or become uncompetitive. To remain competitive, we must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology, but may not be in a position to do so.

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

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We may face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our products and product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize products and product candidates.

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

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended; (ii) the last day of the first fiscal year in which our annual gross revenues are $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our ordinary shares or ADSs held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

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

Our success is to a certain degree also dependent on our ability to obtain and maintain patent protection or where applicable, to receive/maintain orphan drug designation/status and resulting marketing exclusivity for our product candidates.

We may be materially adversely affected by our failure or inability to protect our intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

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

Competitors may infringe our patents or other intellectual property and we may inadvertently infringe the patent or intellectual property of others. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, unenforceable, or construe the patent’s claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

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

Some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position or commercial advantage may be impaired and our business and results of operations may be adversely affected.

Risks Relating to Our Securities

Our stock price is volatile and could decline significantly.

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2016, our ordinary shares traded on the ASX from a low of A$0.04 to a high of A$0.09 per share. During the fiscal year ended June 30, 2015, our ordinary shares traded on the ASX from low of A$0.02 to a high of A$0.19 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse in each of the prior two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer’s account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty selling our securities.

In addition, the low trading price of our ordinary shares may adversely affect the willingness of investors to hold our ADSs.

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

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs will be quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the Australian dollar has as a general trend depreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

The requirements of being a public company may strain our resources and divert management’s attention and if we are unable to maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

As a publicly-traded company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file certain reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

Our ordinary shares are listed and traded on the ASX and NASDAQ and on Over The Counter markets within Germany. Price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the three markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in our share prices on either exchange and the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other markets without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Further, if we are unable to continue to meet the regulatory requirements for listing on the ASX and NASDAQ, we may lose our listing on any of these exchanges, which could impair the liquidity of our shares.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. Our expenses will be denominated in Australian dollars, U.S. dollars and European euro. Last year, the Australian dollar has, as a general trend, depreciated against the U.S. dollar and European euro, whereas two years ago, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2016, we made foreign exchange losses as a result of currency fluctuations of A$0.6 million. In fiscal 2015, we made foreign exchange gains as a result of currency fluctuations of A$0.5 million. In fiscal 2014 our foreign exchange gain was A$0.4 million.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. As a foreign private issuer that has elected to follow a home country practice instead of NASDAQ requirements, we have submitted to NASDAQ a written statement from our independent counsel certifying that our practices are not prohibited by Australian laws. In addition, a foreign private issuer must disclose in Annual Reports filed with the U.S. Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” for further information.

Risks Related to an Investment in Our ADSs

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, registers and delivers our American Depositary Shares, or ADSs. Our ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our constitution govern shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association.” Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. ADS holders may exercise voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. Under the deposit agreement, ADS holders vote by giving voting instructions to the depositary. Upon receipt of instructions, the depositary will try to vote in accordance with those instructions. Otherwise, ADS holders will not be able to vote unless they withdraw the ordinary shares underlying their ADSs. ADS holders may not learn of ordinary shareholders’ meetings in time to instruct the depositary or withdraw underlying ordinary shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. This means that there is a risk that our ADS holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

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

In the past fiscal year, our ADSs have been trading in a range from $0.72 to $1.80 per share, and the longest period below $1.00 was for 38 business days from January 14, 2016 through March 9, 2016, inclusive. Under Nasdaq’s Marketplace Rule 5450(a)(1) (the “Rule”), any company whose shares have a closing bid price less than $1.00 for 30 consecutive business days may be subject to a delisting proceeding by Nasdaq for failure to meet the Minimum Bid Price Rule. On March 4, 2016, we announced that we received a deficiency letter from NASDAQ that we were not in compliance with NASDAQ Listing Rule 5450(a)(1) for failing to have a bid price for our ADS of at least US$1.00 per share for the prior thirty trading days. On June 7, 2016, we announced that we received a letter from NASDAQ advising that as the bid price for our ADS had risen above US$1.00 for the required period of time, we had regained compliance with NASDAQ Listing Rule 5450(a)(1) and the matter was closed.

However, on August 10, 2016 we announced that we received another deficiency letter from NASDAQ advising that we were again not in compliance with Minimum Bid Price Rule. We have a period of 180-calendar days, or until February 6, 2017, to regain compliance with the Minimum Bid Price Rule. Within any time during the 180-day period the minimum closing bid price per share of the ADSs closes at or above US$1.00 for a minimum of ten consecutive business days, NASDAQ will provide written notification to the Company that it complies with the Minimum Bid Price Rule and the matter will be closed. Prima’s management is looking into various options available to the Company in order to regain compliance and maintain its continued listing on The NASDAQ Global Market.

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

Our registered office is located at Level 12, 95 Pitt Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 8315 7003. Our address on the Internet is www.primabiomed.com.au. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

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

On 2 October 2014 Prima announced the securing of a US$37.4m investment agreement with Bergen Global Opportunity Fund LP. Under the agreement, Bergen made an initial upfront investment of US$2.5m by way of a 36-month interest-free unsecured convertible security and had the ability to invest up to US$700k per month in Prima’s equity over the following 24 months after their initial investment, with the option to increase each of the monthly tranches to an amount not exceeding US$1.5m by mutual consent of Bergen and the Company.

On 6 November 2014 Prima reported that the median for Overall Survival (OS) in the second remission patients in the CVac CAN-003 study had not been reached after 36 months, which compared favorably with a median OS for standard-of-care patients of 25.5 months. This analysis, for which the p value was 0.07, provided further evidence that CVac represented a good solution for second-line patients.

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

On 27 February 2015 Prima advised that it had ceased recruitment into their outstanding CVac studies and was prioritizing development of the IMP321 compound that it had acquired with Immutep.

On 11 May 2015 Prima announced a collaboration with NEC Corporation and Yamaguchi University in Japan in which IMP321 would be used to adjuvant a peptide vaccine that had been developed by Yamaguchi University for the treatment of hepatocellular carcinoma.

On 15 May 2015 Prima announced that Ridgeback Capital Investments LP, or Ridgeback, a US-based specialist healthcare investor, would be investing A$15m in Prima BioMed via a share placement at 1.73 cents (to raise A$1.25m) to be followed, after shareholder approval, by a Convertible Note with a fixed conversion price of 2 cents (to raise A$13.75m). The Convertible Note was subject to shareholder approval, which was obtained on 31 July 2015. The Convertible Note has a ten-year term, accrues interest at 3% per annum (which is payable at maturity) and is convertible at Ridgeback’s election. As part of this investment, Ridgeback also received two warrants: (i) a warrant to purchase 8,475,995 ordinary shares at 2.5 cents per share, exercisable at any time, which expires on 4 August 2025 and (ii) a warrant to purchase 371,445,231 ordinary shares at 2.37 cents per share, exercisable at any time, which expires on 4 August 2020. The share price of each warrant is subject to standard adjustments in accordance with the ASX Listing Rules. On 27 May 2015, Ridgeback’s investment was increased by another 28,000,000 shares as a result of the conversion of the convertible note held by Bergen Global Opportunity Fund, LP, which precipitated a change in the terms of Ridgeback’s subscription agreement with Prima.

On 19 May 2015 Prima announced final Overall Survival numbers from CVac’s CAN-003 study. In this analysis the median survival number for CVac second remission patients had still not been reached at 42 months, and the p value remained 0.07 when compared to 25.5 months for Standard-of-Care.

On 25 May 2015 Prima announced that it was collaborating with Database Integrations Inc on commercializing the iCAN software platform that powers CVac.

On 29 May 2015 Prima announced that it had filed for patent protection over the use of IMP321 with checkpoint inhibitors.

On 11 June 2015 Prima announced that it received a €226,055 rebate from the French government under France’s Crédit d’Impôt Recherche (research tax credit) scheme.

Fiscal 2016

On 29 June 2015 Prima BioMed announced a Notice of Meeting for the Extraordinary General Meeting to be held in Sydney on 31 July 2015. The EGM resolutions were in regards to the acquisition of Immutep SA, and, US-based Ridgeback Capital Investments.

On 7 July 2015 Prima BioMed received positive scientific advice from the European Medicines Agency regarding the clinical trial design for the development program of IMP321 in metastatic breast cancer.

On 7 July 2015 Prima BioMed announced a Share Purchase Plan to allow eligible shareholders to subscribe for up to A$15,000 worth of new shares, at an issue price of 5 cents per share to raise up to A$5m. On 24 July 2015 Prima announced a successful capital raising of A$10M via the SPP.

On 31 July 2015 Prima BioMed announced the results of the 2015 Extraordinary General Meeting. All 5 Resolutions were passed.

On 4 August 2015 Prima BioMed announced the formal termination of its US$37.4m investment agreement with Bergen Global Opportunity Fund, LP. The New York institutional investor managed by Bergen Asset Management was terminated by mutual consent. The facility was established in October 2014 in order to assist with the funding of the acquisition of Immutep SA (completed December 2014), as well as assisting Prima through to its capital raising in May – July 2015. Upon the conclusion of the investment agreement, Bergen exercised their options, and convertible note.

On 14 August 2015 Prima BioMed announced the commencement of a milestone payment program for IMP701 from its collaboration and licensing agreement with Novartis relating to its Phase I IMP701 LAG-3 antibody.

On 9 October 2015 Prima BioMed received a €306,000 (A$475,000) in grant funding from the European Union and the German Free State of Saxony. The grant, administered by the Saxony Development Bank, was in relation to the past development work on the CVac™ therapy.

On 13 October 2015 Prima BioMed raised A$1.55M via a placement of shares at A$0.05 per share to Nyenburgh Investment Partners (NYIP). The proceeds were used to fund Prima’s IMP321 clinical trial program.

On 27 October 2015 Prima BioMed received approval from Belgium’s Federal Agency for Medicines and Health Products for the commencement of the AIPAC study (Phase IIb clinical study of IMP321).

On 30 October 2015 Prima BioMed announced it raised A$2.0M via an equity placement at $0.05 per ordinary share to a leading Australian institutional investor. The proceeds were used to fund Prima’s IMP321 clinical trial program.

On 18 November 2015 Prima BioMed unveiled a new study of IMP321 in Australia. The Phase I Combination Study of IMP321 + Checkpoint Inhibitor, called ‘TACTI-mel’ (‘Two ACTive Immunotherapeutics in melanoma’), is a potentially revolutionary study in immuno-oncology by combining APC activator with an approved checkpoint inhibitor in patients with metastatic melanoma. The Human Research Ethics Committee at the Greenslopes Private Hospital in Queensland cleared the study protocol, with the first patient expected to enter study in the first-half of 2016.

On 26 November 2015 Prima BioMed received a $420K cash rebate from the Australian federal government’s R&D tax incentive program.

On 11 December 2015, in connection with a previously announced collaboration with NEC Corporation and Yamaguchi University in which Prima’s IMP321 would be used to adjuvant a peptide vaccine that had been developed by Yamaguchi University for the treatment of hepatocellular carcinoma, Prima BioMed announced that favourable safety data from studies conducted by NEC Corporation and Yamaguchi University has resulted in a decision to progress the vaccine into clinical research progress with a New Material Transfer Agreement. Under such new Material Transfer Agreement, Yamaguchi University will work towards clinical research in cancer patients, which will be initiated in Japan in the first quarter of 2016.

On 2 December 2015 Prima BioMed initiated a Phase IIb study in metastatic breast cancer (AIPAC). The first clinical site was initiated in Belgium, with the Institutional Review Board approval obtained at four clinical sites in Belgium and three sites in the Netherlands. The University Hospital Saint-Luc in Brussels was the first AIPAC trial site.

On 27 January 2016 Prima BioMed announced the initiation of the first clinical trial site for TACTI-mel, a Phase I clinical study in melanoma using its lead compound IMP321, to be conducted in Australia. The study will evaluate safety as the primary endpoint and anti-tumour activity and the immune response to the combination as secondary endpoints.

On 28 January 2016 Prima BioMed announced the granting of a patent relating to Prima’s IMP731 antibody (originally developed by Immutep): Patent number US 9,244,059 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease” by the United States Patent and Trademark Office.

On 2 March 2015 Prima BioMed and WuXi Biologics announced that through their strategic supply partnership, Prima’s first-in-class immuno-oncology product candidate IMP321 (LAG-3 Ig fusion protein),manufactured at WuXi’s state-of-the-art cGMP facility in China, has been dosed in a Phase IIb clinical trial in Belgium. The IMP321 clinical samples were the first biological manufactured in China to receive regulatory approval for administration in clinical trials in Europe.

On 4 March 2016 Prima BioMed received a NASDAQ Notice of Bid Price Deficiency for the period from January 13, 2016 through February 26, 2016. Prima was given till 29 August 2016 to increase the bid price to over US$1.00 per ADR for a minimum of ten consecutive business days, or the ADRs would be removed from trading on the Nasdaq Global Market. Nasdaq advised on 7 June 2016 that compliance with the Minimum Bid Price Rule had been regained.

On 15 March 2016 Prima BioMed published IMP321 Safety and Immune Monitoring Data in the March 15 edition of the Clinical Cancer Research journal. The investigator-led clinical trial in melanoma using IMP321 as an adjuvant to a therapeutic vaccine was the result of a long-standing academic collaboration between Dr. Frédéric Triebel, Prima’s Chief Scientific Officer and Chief Medical Officer and scientists at the Ludwig Centre for Cancer Research at the University of Lausanne, Switzerland.

On 2 May 2016 Prima BioMed announced the granting of patent number 5908210 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the Japanese Patent Office. This patent supports the use of IMP321 as it is being used in the AIPAC trial in metastatic breast cancer.

On 12 May 2016 Prima BioMed entered into a sale and exclusive licensing agreement with Sydys Corporation to advance CVac’s immuno-oncology program and oversee its future development. The transaction was considered the best entrepreneurial solution to position CVac for clinical success and to continue the program’s development without further resource commitment from Prima. The transaction also provides the potential for considerable future milestone and royalty payments over time.

On 22 June 2016 Prima BioMed announced initial safety data from the first cohort of patients in its Phase IIb AIPAC chemo-immunotherapy clinical study of Prima’s lead compound, IMP321. The first six patients received 6 mg doses of IMP321 in combination with paclitaxel, which proved to be safe and well tolerated with no drug related serious adverse events. The data also demonstrated activation of blood monocytes/dendritic cells and CD8 T cells.

B. Business Overview

Background

Prima BioMed is striving to become a leader in the development of immunotherapeutic products for cancer. Our key product is IMP321, which is a recombinant protein in clinical trials for the treatment of cancer. Our former lead product candidate in development was CVac™, an autologous dendritic cell based product in clinical trials for late stage epithelial ovarian cancer patients in complete remission. Prima has out-licensed the development and commercialisation of CVac to Sydys Corporation. See “Item 4. Information on the Company—B. Business Overview—CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission” below for more information.

Operations Summary

Prima BioMed has administrative offices in Sydney, Australia and in Germany. With the acquisition of Immutep in December 2014 we also have a small office and laboratory located in Paris for the conduct of research and development relating to the LAG-3 program, under which we have three product candidates: IMP321, IMP701 and IMP731.

As of June 30, 2016, we employed 22 people. Our internal staff manages finances, business development, intellectual property, investor relations, manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage manufacturing and clinical trials.

IMP321 Clinical Development

Prima BioMed’s lead program is the development of IMP321, a recombinant protein that may be used in conjunction with chemotherapy to amplify a patient’s immune response. The product candidate was acquired through Prima Biomed’s acquisition of Immutep in December 2014. IMP321 may also be administered in combination with other agents and at different doses to achieve different effects on the immune system. These alternative applications of IMP321 are the subject of various clinical programs.

Background IP supporting the development of LAG-3 products has been licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of LAG-3 products. Further details are provided under intellectual property section.

Prima BioMed is developing IMP321 jointly with Eddingpharm under a licensing agreement dated May 2013 between Immutep and Eddingpharm. Eddingpharm has the exclusive development right of the IMP321 product in China, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm has paid for the manufacture of IMP321 GMP grade material needed for the conduct of current clinical trials of IMP321. Future costs of manufacturing of IMP321 will be Prima’s responsibility. Immutep will offer technical assistance to Eddingpharm to facilitate its application to register IMP321 in China, Macau and Taiwan. Eddingpharm is also required to make further milestone payments to Immutep if IMP321 achieves specific development milestones as well as undisclosed royalties on sales. Eddingpharm’s co-development of IMP321 is supported by a sublicense from Immutep to the background Serono licensed IP.

In Fiscal 2016, Prima Biomed started two new clinical trials for IMP321. The first one was Active Immunotherapy PAClitaxel (AIPAC), a Phase IIb study on IMP321’s effectiveness in treating metastatic breast cancer. Meetings have taken place with the European Medicines Agency (EMA) in regard to protocol design of the AIPAC study and the EMA have shown their support of the design, although a scientific advice is not legally binding. The primary purpose of the AIPAC trial, which will have a study group of up to 211 patients, is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The second of the two clinical trials was Two ACTive Immunotherapeutics in melanoma (TACTI-mel), a Phase I study on IMP321’s effectiveness in enhancing immune responses to PD-1 inhibitors in melanoma patients. The primary purpose of the TACTI-mel trial, which will have a study group of up to 24 patients, is to determine safety and dosage levels for combining the two products in future trials.

IMP731 Clinical Development

A second key product candidate of Prima Biomed is IMP731, a depleting antibody that removes T cells involved in autoimmunity. The product candidate was acquired through Prima Biomed’s acquisition of Immutep in December 2014. Immutep obtained the exclusive intellectual property rights of IMP731 from the Institut national de la santé et de la recherche médicale (INSERM Transfert) under a commercial co-ownership and exploitation agreement dated July 2010. In return, Immutep has the obligation to make customary milestone payments when the product achieves market authorization, plus additional minor royalty payments on sales.

The development of IMP731 has been licensed to Glaxo Smith Kline (GSK) under a license and research collaboration agreement dated December 2010 between Immutep and GSK. Under the sublicense, GSK has the exclusive development right of IMP731and will fund all the development costs and make milestone and royalty payments in the aggregate amount of up to £64 million to Immutep.

Like Eddingpharm’s development of IMP321, GSK’s development of IMP731 is supported by a sublicense from Immutep that gives GSK the right to develop the product using background licensed IP from Serono.

In January 2015, Prima collected a milestone payment by GSK for the development of GSK2831781 for a first time in human clinical trial. More information about this clinical trial can be found at www.clinicaltrials.gov by searching for NCT02195349.

IMP701 Clinical Development

The third key product candidate of Prima Biomed is IMP701, an antagonist (blocking) antibody targeting the LAG-3 molecule with potential application in the treatment of cancer. It is designed to block the negative signal that cancerous cells may give to cytotoxic T cells, which may stop T cells from responding to the cancer. The product candidate was acquired through Prima Biomed’s acquisition of Immutep in December 2014.

The development of IMP701 has been licensed to CoStim Pharmaceuticals under an exclusive license and collaboration agreement dated September 2012 between Immutep and CoStim. Under the license, CoStim has the exclusive development right of IMP701, in consideration for the obligation to fund all the development costs and to make milestone and royalty payments to Immutep.

In February 2014, CoStim became a wholly owned subsidiary of Novartis, but the obligations of the Agreement remained with CoStim. Novartis has been conducting pre-clinical development of IMP701, and a Phase I clinical trial started in August 2015. The number of patients in that clinical trial was increased during Fiscal 2016. More information about this clinical trial can be found at www.clinicaltrials.gov by searching for NCT02460224.

Like Eddingpharm’s development of IMP321 and GSK’s development of IMP731, CoStim’s development of IMP701 is supported by a sublicense from Immutep that gives Co-Stim the right to develop the product using licensed technology from Serono.

Research Reagents used in the Development of LAG-3 Products

Immutep manufactures, sells and distributes research reagents used by scientists in the research of LAG-3 products. The business generates around €100,000 per year for Immutep. Some of these reagents are manufactured by Immutep and distributed through third party distributers, while one company holds manufacturing and distribution rights. These third parties include R&D Systems, Innoxis and Enzo.

The research reagents are manufactured based on background licensed technology from Serono. Immutep therefore has the obligation to make royalty payments on these sales to Serono under the licensing agreement dated December 2002 between Immutep and Serono.

CVac (Clinical Development for the Treatment of Ovarian Cancer Patients in Remission)

Prior to the acquisition of Immutep, Prima BioMed’s lead program was CVac the treatment of epithelial ovarian cancer patients who were in complete second remission. This disease represents a significant unmet medical need due to the high relapse rates and high morbidity associated with the disease.

After completing a strategic review of the assets after acquiring Immutep last year, Prima BioMed decided to consolidate the CVac clinical trial program and seek a development partner. In May 2016 Prima entered into a sale and exclusive licensing agreement with Sydys Corporation,Inc., a New York-based company that has been repurposed as a clinical stage biotechnology company in order to develop the CVac assets. The shares of Sydys are publicly traded in the United States.

Under the terms of the agreement, Sydys licensed Prima’s CVac related assets, including manufacturing protocols, clinical data from Phase I and Phase II trials, patents and know-how. Prima will also sell certain assets including some equipment and inventory to Sydys. In return, Prima received a 9.9% equity stake in Sydys at the time of closing as consideration for the assets being transferred. Given the significant capital requirements for conducting clinical trials, no upfront payment was received. However, should CVac be successfully commercialized, Prima could receive over A$400 million (US$293 million) in development, regulatory and commercial milestone payments payable for achievement of set commercial sales targets, in addition to low single digit royalties on sales. As Sydys possessed no significant cash reserves at the time of the transaction and is currently a one product company, there are significant risks associated with this transaction, such as the inability of Sydys to raise sufficient funds in order to develop and commercialize CVac.

In February 2014, Neopharm and Prima entered into an exclusive supply and manufacturing agreement whereby Prima granted Neopharm the exclusive right to distribute the CVac product in Israel and Palestine for treatment of cancer. Prima will provide support and data for Neopharm to obtain marketing authorisation of CVac in these territories. Upon approval, Prima will then manufacture CVac for Neopharm for treatment of patients. Prima and Neopharm will share net profits 50/50. This agreement will be transferred to Sydys as part of the completion of the exclusive licensing agreements.

Intellectual Property

Throughout fiscal years 2015 and 2016, Prima owned, licensed or shared a total of 15 patent families. Five patent families are licensed from Merck Serono and cover the background LAG-3 intellectual property (refer to the following paragraph for further details). One of these Serono families expired throughout the year. Four families are jointly owned with collaborators and one of these is licensed to GSK. The remaining families are fully owned by Immutep. The portfolio provides strong protection for the use of IMP321 and the licensed assets.

On the 9 December 2002, Ares Trading SA (a fully owned subsidiary of Serono, now Merck Serono) and Immutep SA entered into an exclusive Licence Agreement for the development of the LAG-3 technology. The license covers use of background patents and know-how necessary for the development of certain LAG-3 products. Confidential milestones and royalties are payable to Serono while the patent or know-how license is in force. As the license is exclusive it provides a greater level of protection to the development of LAG-3 products. The license is sub-licensable and has been sublicensed in Agreements with GSK, Co-Stim and Eddingpharm. Improvements to the technology and new developments in intellectual property covered by the license are the property of Immutep.

CVac is protected in the major markets and a number of other countries by one patent family licensed from the Burnet Institute in Melbourne, Australia pursuant to a novation agreement between the Burnet Institute, Prima BioMed and Cancer Vac Pty Ltd. The patents provide claims for producing dendritic cells treated with mannan fusion protein (M-FP) and reinjecting the treated cells back into patients. This patent family has been sub-licensed to Sydys. See “Item 4. Information on the Company—B. Business Overview—CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission” above for more information.

In addition to patent protection for all of our assets, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertize that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

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

During the course of fiscal years 2015 and 2016, the Company took action to file a trademark application for Prima BioMed in Australia. International applications were filed in the United States, Europe, China and Japan, claiming priority from Australia. None of these applications have yet been granted. CVac is a registered trademark in Australia, the United States, Europe, New Zealand, China, and the UAE. Immutep is a registered trademark in France. The Company owns both of these trademarks in these jurisdictions. The CVac trademark has been licensed to Sydys. See “Item 4. Information on the Company B “Background—CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission” for more information.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2016) and title.

Patent Family	Title	Status	Expires
Family 251 (Serono)	Proteins produced by human lymphocytes, DNA sequences coding these proteins and pharmaceutical and biological uses thereof	Granted x2 USA	June 2015 and Feb 2016
Family 299 (Serono)	LAG-3 protein soluble polypeptide fractions, methods of production, therapeutic composition and anti-idiotype antibody	Granted: Australia, Sth Africa, Norway, Europe, Japan, Republic of Korea, Mexico, Canada, China, Israel, Russian Federation, Singapore, USA x3	Sept 2016
Family 308 (Serono)	Methods for detecting, isolating and selectively labelling and targeting TH1 lymphocytes by means of LAG-3 protein	Australia, Europe, Israel, USA	July 2016
Family 338 (Serono)	Mutants of LAG-3 proteins, products of the expression of these mutants and use	Granted USA	Nov 2017
Family 356 (Serono)	Use of MHC Class II ligands as adjuvant for vaccination and of LAG-3 in cancer treatment	Granted Europe x2, Canada x2, Israel, Japan, Republic of Korea, Singapore, Australia, China, Hong Kong, Mexico, USA x 2	Sept 2018
Family 400 (IGRD and Paris XI)	Molecules binding to Glu-Pro motifs, therapeutical compositions containing them and their applications	Granted Europe	2021
Family 500 (Immutep)	Vaccine composition comprising a class II MHC ligand couples with an antigen, method for the preparation and the use thereof	Granted Canada, Europe, Japan, USA(pending)	2025
Family 550 (Joint with INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending Canada, China, Europe, Japan, Granted USA	2028
Family 600 (Immutep)	Compositions containing LAG-3 and cells that secrete GM-CSF and the methods of use	Granted USA	2028
Family 650	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe (x4), Japan (x1), USA Granted Australia, Europe and Japan	2028
Family 660	Combined preparations for the treatment of cancer	Pending PCT	Oct 2028
Family 670	Combination of IMP321 and a checkpoint inhibitor	Pending PCT	2034
Family 700 (Novartis)	Antibody molecules to LAG-3 and uses thereof	National Phase being pursued globally by Novartis	2035
Family 710	Undisclosed	Provisional Application	N/A
Family 3
Ex vivo cell therapy	Method of producing dendritic cells pulsed with MFP (family 1).	Granted in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Ireland, Japan (x2), Luxemburg, Spain, Sweden, Switzerland, Netherlands, Canada, USA and UK.	2018 (expires 2022 in USA)

Competition

We expect to face competition from other pharmaceutical companies and academic institutions that are developing comparable products including LAG-3 antibodies, checkpoint activators/inhibitors, cell therapies and other cancer treatments. We believe the competitive position of Prima BioMed in the face of such competition will be driven by a number of factors including the safety and efficacy of IMP321 compared with competitor products, the price value analysis, adoption by patients and physicians, timing of entry into the market in each indication, and the timing of regulatory approvals and influence of regulatory approvals such as orphan designation. The need to continuously improve and optimize manufacturing costs is also expected to be crucial to remaining competitive.

Current treatments for metastatic breast cancer include chemotherapies/cytotoxics, parp inhibitors, angiogenesis inhibitors and immunotherapies. The competitive space for checkpoint inhibitors, including LAG-3, is constantly growing. IMP321 is a first in class antigen presenting cell activator with limited direct competition. The Company believes there is significant potential for combining an immune activator with other treatment modalities including chemotherapies and checkpoint inhibitors to achieve enhanced therapeutic success.

There are a number of companies developing antagonist LAG-3 antibodies that are more advanced than that being developed by Novartis but the safety and efficacy of these candidates remains to be seen. As far as we are aware, there are currently no other companies developing depleting LAG-3 antibodies other than GSK

Regulatory Authorities

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

C. Organizational Structure

Our research and development activities were initially conducted via four wholly owned Australian subsidiaries but as these activities ceased in July 2010 we deregistered these subsidiaries. Oncomab Pty Ltd, Panvax Pty Ltd and Arthron Pty Ltd were deregistered on July 31, 2013 and Cancer Vac Pty Ltd was deregistered on 18 July 2014. Below is a list of the current subsidiaries of Prima BioMed Ltd., including our ownership percentage, its date of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States and expand our operations in Australia.

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Prima BioMed USA Inc.	100%	April 2010 (formed)	United States
Prima BioMed GmbH	100%	September 2010 (formed)	Germany
Prima BioMed Australia Pty Ltd	100%	November 2011 (formed)	Australia
Prima BioMed IP Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S	100%	December 2014 (acquired)	France

Prima BioMed Middle East FZ LLC is in the process of being dissolved as Prima ceased to conduct clinical trials within the UAE.

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Foreign Currency Risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

The group seeks to minimize potential adverse effects on the financial performance of the group. The group considers using derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures or using natural hedging. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. There were no derivative financial instruments held by the company as at 30 June 2016, 30 June 2015 and 30 June 2014.

Governmental Policies

Our ongoing research and development activities, production, and marketing of our pharmaceutical product is subject to regulation by numerous governmental authorities: (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMA. Also, our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations.

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

For further information regarding governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, our operations or our shareholders’ investments, see Item 3. Key Information D “Risk Factors – Risks Related to Our Business,” “– Risks Relating to Our Location in Australia” —“Item 10. Additional Information – D “Exchange Controls” and “E Taxation.”

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

In addition, Prima has significantly developed infrastructure for a cell-based therapy manufacturing platform and taken CVac™, an autologous dendritic cell-based product through Phase II clinical trials for ovarian cancer patients in remission. For a description of the milestones that we have achieved since inception and through June 2014, see “Item 4. Information on the Company—A. History and Development of the Company.”

Overview

We are a development stage enterprise at an early stage in the development of our product candidate. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidate into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, grants and interest income. For details of the business overview, see “Item 4. Information on the Company—B. Business Overview.”

Critical Accounting Policies and Estimates

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

Income taxes

The group has recognized deferred tax assets of $2.42m which related to carried forward tax losses in the Immutep subsidiary acquired in the prior year. On acquisition, the group has recognized significant amortizing IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognized tax losses which management is satisfied will continue to be available to be utilized by the subsidiary after the acquisition. As such, the group has recognized a deferred tax asset to the extent of the deferred tax liability recognized on acquisition. The group has concluded that the deferred assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for the subsidiary.

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

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 Intangible Assets (IAS 38).

Going concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2016, the Group holds cash and cash equivalents of A$20,879,548, compared with A$6,759,615 as at 30 June 2015. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Amortization of intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period not exceeding the life of the patents, which averages 15 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

Results of Operations

Comparison of Fiscal Year Ended June 30, 2016 to Fiscal Year Ended June 30, 2015

Revenue

The license revenue for fiscal year 2016 was A$0.2 and nil for fiscal year 2015. The increase of A$0.2 was attributable to revenue received in relation to an out-licensing deal of one of the company’s Intellectual Property assets.

Other Income

Other income decreased to A$1.9 million for fiscal year 2016 from A$2.1 million for fiscal year 2015, a decrease of A$0.2m, or 11.4%. Other income consists of interest income, cash tax rebates, grant income, gain on foreign exchange and other miscellaneous income. The interest income for fiscal year 2016 was A$0.3 million and A$0.2 million for fiscal year 2015. The increase in interest income in fiscal year 2016 is due to an increase in the level of cash held on term deposits and a decrease in interest rates on term deposits. Income from cash tax rebates and grant income from the Saxony Development Bank related to eligible research and development expenditures consists of A$0.9 million and A$1.2 million for fiscal year 2016 and fiscal year 2015, respectively. The decrease of A$0.3 million was attributable to the reduction in the Research & Development expenditure in fiscal year 2016 compared to fiscal year 2015. No foreign exchange gain was recognized in 2016 compared to a gain of A$0.5 million for fiscal year 2015, which was driven by the impact of changes in our U.S. and Euro cash holdings compared to the prior year.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$7.1 million for fiscal year 2016 from A$9.0 million for fiscal year 2015, a decrease of A$1.9 million, or 21%. The decrease in research and development and intellectual property expenses in the fiscal year 2016 was due to the initiation of the two new clinical trials AIPAC and TACTI-mel, compared to the prior year which related to the cessation of the costly CVac clinical trials.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$7 million for fiscal year 2016 from A$5.7 million for fiscal year 2015, an increase of A$1.3 million, or 22%. The increase in corporate administrative expenses was attributable to an increase in employee share-based payment expenses in fiscal year 2016 of A$1.97 million compared to A$0.7 million in fiscal year 2015.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$2.0 million for fiscal year 2016 from A$1.3m for fiscal year 2015, an increase of A$0.7m, or 49%. The increase is attributable to amortization costs incurred on Intellectual Property Assets acquired on the purchase of Immutep covering the full year in fiscal year 2016 compared to the part of fiscal year 2015.

Loss on foreign exchange

Loss on foreign exchange was $0.6m for fiscal year 2016 compared to nil for fiscal year 2015, which was driven by the impact of changes in exchange rates on our U.S. and Euro cash holdings compared to the prior year.

Share Based Payment to strategic investor

The Share Based Payment to strategic investor expense was A$47.5m for fiscal year 2016 compared to nil in fiscal year 2015. The amount represents the difference between the fair value of convertible notes and warrants issued to Ridgeback Capital Investments and the cash received. Due to additional benefits being provided by Ridgeback, the difference has been expensed on grant date in accordance with AASB 2 (IFRS 2) . Refer to note 15 to the consolidated financial statements for further information.

Finance cost

Finance costs of A$0.01 million were incurred during fiscal year 2016 compared to A$18.3 million in fiscal year 2015. The decrease was attributable to our procurement of funding from Bergen Global Opportunity Fund, LP for the acquisition of Immutep in fiscal year 2015. This funding was repaid before the end of fiscal year 2015. The interest expense incurred in fiscal year 2016 related to other borrowings which were repaid in August 2015.

Changes in fair value of comparability milestone

Changes in fair value of comparability milestone of A$0.5 million were incurred during fiscal year 2016 compared to nil in fiscal year 2015. This relates to an amount paid into a retention account on the acquisition of Immutep which was measured through fair value through profit and loss in accordance with AASB 3 (IFRS 3). Refer to note 21 to the consolidated financial statements for further information.

Net change in fair value of convertible note liability

Net change in fair value of convertible note liability of A$0.6 million were incurred during fiscal year 2016 compared to nil in fiscal year 2015. The increase was attributable to the liability component of the convertible note being measured at fair value as required by AASB 2 (IFRS 2) . Refer to note 15 to the consolidated financial statements for further information.

Net Loss

Net loss increased to A$62.0 million for fiscal year 2016 from A$32.2 million for fiscal year 2015.

Comparison of Fiscal Year Ended June 30, 2015 to Fiscal Year Ended June 30, 2014

Other Income

Other income increased to A$2.1 million for fiscal year 2015 from A$3.1 million for fiscal year 2014, a decrease of A$1m, or 32%. Other income consists of interest income, cash tax rebates, grant income, gain on foreign exchange and other miscellaneous income. The interest income for fiscal year 2015 was A$0.2 million and A$0.7 million for fiscal year 2014. The decrease in interest income in fiscal year 2015 is due to the significant decrease in the level of cash held on term deposits and a decrease in interest rates on term deposits. Income from cash tax rebates and grant income from the Saxony Development Bank related to eligible research and development expenditures consists of A$1.2 million and A$2.0 million for fiscal year 2015 and fiscal year 2014, respectively. The decrease of A$0.8 million was attributable to a commensurate decrease in Research & Development expenditure in fiscal year 2015 compared to fiscal year 2014. The foreign exchange gains of A$0.5 million for fiscal year 2015 and A$0.4 million for fiscal year 2014 was driven by the impact of changes in our U.S. and Euro cash holdings.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased to A$9.0 million for fiscal year 2015 from A$12.0 million for fiscal year 2014, a decrease of A$3.0 million, or 25%. The decrease in research and development and intellectual property expenses in the fiscal year 2015 was the result of consolidating our research and development work into Europe from the United States as well as ceasing further clinical development of CVac assets.

Corporate Administrative Expenses

Corporate administrative expenses increased to A$5.7 million for fiscal year 2015 from A$4.1 million for fiscal year 2014, an increase of A$1.6 million, or 39%. The increase in corporate administrative expenses was attributable to the acquisition of Immutep S.A. in this past fiscal year including due diligence and related transaction costs, investment banking and legal expenses.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were A$1.4 million for fiscal year 2015, compared to A$0.4 million in fiscal year 2014. The increase is attributable to the amortization of acquired intellectual property assets.

Changes in Fair Value of Derivative Financial Instruments

Changes in fair value of derivative financial instruments expenses was nil for fiscal year 2015, which was roughly equivalent to fiscal year 2014. There were no foreign hedging contracts entered into as at June 30, 2015 and as at June 30, 2014.

Finance cost

Finance costs of A$18.3 million were incurred during fiscal year 2015 compared to no costs in fiscal year 2014. The increase was attributable to our procurement of funding from Bergen Global Opportunity Fund, LP for the acquisition of Immutep in fiscal year 2015. This funding was repaid before the end of fiscal year 2015.

Net Loss

Net loss increased to A$32.2 million for fiscal year 2015 from A$13.3 million for fiscal year 2014.

New Accounting Standards and Interpretations Not Adopted

New and amended standards adopted by the group

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)	AASB 15 (IFRS 15) Revenue from Contracts with Customers—The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 (IAS 18) which covers revenue arising from the sale of goods and the rendering of services and AASB 111 (IAS 11) which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. Management has performed a preliminary assessment of the impact of the new standard and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.

(ii)	AASB 9 (IFRS 9) Financial Instruments—AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has performed a preliminary assessment of the impact of the new standard and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.

(iii)	AASB 16 (IFRS 16) Leases—The AASB 16 (IFRS 16) has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has performed a preliminary assessment of the impact of the new standard and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2010	278,662,654	21,430,975
Ordinary Shares – private placement, share purchase plan, repayment of convertible loans and exercise of options	2011	280,428,034	55,067,573
Ordinary Shares – exercise of options and share issuance	2012	85,047,759	1,820,455
Ordinary Shares – share purchase plan	2013	77,083,450	6,166,676
Listed Options – option entitlement offer	2013	77,378,699	1,547,574
Ordinary Shares – share purchase plan	2014	85,562,503	6,845,001
Ordinary Shares – private placement, repayment of convertible loans and exercise of performance rights and options	2015	522,785,260	31,028,380
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2016	310,136,343	14,935,642

Capital Requirements

As of June 30, 2016, we had year-end cash and cash equivalents of A$20.9 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months from the date of this filing. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2016	2015	2014
	A$	A$	A$
Net cash used in operating activities	(11,309,691)	(7,786,982)	(14,227,161)
Net cash provided by (used in) investing activities	102,575	(11,961,411)	(1,103,675)
Net cash provided by financing activities	25,720,284	11,268,429	6,687,395
Net increase (decrease) in cash and cash equivalents	14,513,168	(8,479,964)	(8,643,441)
Effect of exchange rate on cash and cash equivalents	(393,235)	1,039,537	820,340
Cash and cash equivalents at beginning of period	6,759,615	14,200,042	22,023,143
Cash and cash equivalents at end of period	20,879,548	6,759,615	14,200,042

Operating Activities

Net cash used in operating activities was A$11.3 million, A$7.8 million, and A$14.2 million during fiscal years 2016, 2015 and 2014, respectively. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. Net cash used in operating activities reduced during fiscal year 2015 due to the ceasing the CVac program and has increased in fiscal year 2016 as the AIPAC and TACTI-mel clinical trials were initiated. During fiscal years 2016, 2015 and 2014, our payments to suppliers and employees were offset by interest income received of A$0.3 million, A$0.2 million, and A$0.7 million, respectively, and grant income received of A$0.9 million, A$1.2 million, and A$2.0 million, respectively.

Investing Activities

Net cash provided by investing activities was A$0.1 million during fiscal year 2016, while net cash used in investing activities was A$12.0 million, and A$1.1 million during fiscal years 2015 and 2014, respectively. The cash inflow in fiscal year 2016 was a result of the sale of plant and equipment. The net cash outflow for fiscal year 2015 increased as a result of the acquisition of Immutep S.A.S.

Financing Activities

Net cash provided by financing activities was A$27.5 million, A$11.3 million, and A$6.7 million for fiscal years 2016, 2015 and 2014. Net cash provided by financing activities during (i) fiscal 2016 was primarily attributable to the issue of shares attributable to a share purchase plan (A$10 million) and attributable to private placements to institutional investor s (A$3.8 million) and the issue of convertible notes (A$13.7 million), (ii) fiscal 2015 was primarily attributable to the issue of shares (A$4.0 million), the issue of convertible notes (A$2.9 million) the exercise of warrants (A$2.6 million) and conversion of convertible notes (A$1.1 million), and (iii) fiscal 2014 was primarily attributable to a share purchase plan (A$6.7 million).

At June 30, 2016 we had A$20.9 million in cash and cash equivalents compared with 2015, where we had A$6.8 million in cash and cash equivalents. At June 30, 2014, we had A$14.2 million in cash and cash equivalents plus A$9.0 million on a term deposit.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B—. Business Overview—Background”. For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

D. Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are the AIPAC 211 patient Phase IIb study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 as an adjuctive to a standard chemotherapy treatment regimen of paclitaxel. In addition the pilot Phase 1 TACTI-mel study for patients with unresectable or metastatic melanoma will be dosed with IMP321 in combination with an approved checkpoint inhibitor.

It is expected that as we activate new clinics and recruit more patients for our current clinical trials, that our R&D expenses will increase over the coming year.

E. Off-Balance Sheet Arrangements

During fiscal years 2013, 2014, 2015 and 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2016 our contractual obligations were as set forth below:

	Payments Due by Period
Contractual maturities of financial liabilities	Less than 6 months	More than 5 years	Total contractual cash flows
	$	$	$
Non-Derivatives
Trade and other payables	1,422,798	—	1,422,798
Convertible note liability (refer note 15)	—	17,876,076	17,876,076

	1,422,798	17,876,076	19,298,874

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

G. Safe Harbor

Special note regarding forward-looking statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, including assumptions, anticipations, expectations and forecasts concerning the Group’s future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words ‘anticipate’, ‘believe’, ‘estimate’, ‘assume’, ‘could’, ‘should’, ‘expect’ and similar expressions, as they relate to the Group or its management are intended to identify forward-looking environments. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performance or achievements that may be expresses or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in economic conditions that affect the markets we serve and the risks as described in Item 3D. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

These forward-looking statements represent our view only as of the date they are made and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2016.

Name	Age	Position
Lucy Turnbull AO(1)	58	Non-Executive Chairman
Albert Wong (2)	57	Non-Executive Deputy Chairman
Pete Meyers (3)	46	Non-Executive Director
Russell Howard, Ph.D.(4)	66	Non-Executive Director
Marc Voigt	43	Executive Director, Chief Executive Officer, Chief Financial Officer and Chief Business Officer
Frédéric Triebel	61	Chief Scientific Officer & Chief Medical Officer
Deanne Miller	39	General Counsel & Company Secretary

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee.
(4)	Member of the Remuneration Committee

Ms. Lucy Turnbull AO. Ms. Turnbull has served as Chairman of our Board of Directors since October 2010. She is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010 and was a director of Sealink Travel Group Ltd in 2015. She is Chief Commissioner of the Greater Sydney Commission and chairs the Committee for Sydney. She was previously Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

Mr. Albert Wong. Mr. Wong has served as a Director of Prima BioMed since April 2010 and is the Deputy Chairman. Originally from Hong Kong, Mr Wong has been involved in the investment banking and stockbroking industry for some 35 years. He has and continues to serve on various boards including Founding Chairman of Kyckr Limited and is an adviser to China’s Nanshan Group and is an alternate director representing their interests on the Virgin Australia board. Albert’s philanthropic activities include serving on the boards of UNSW Foundation, The Children’s Medical Research Institute and President and Honorary Life Governor of the Physics Foundation at the University of Sydney.

Mr. Pete Meyers. Mr. Meyers has served as a Director of Prima BioMed since February 2014. He is currently the Chief Financial Officer of Motif Bio plc. Previously, Mr. Meyers was the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation. Prior to these roles, Mr. Meyers was an accomplished health care investment banker, holding a positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. In New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc.

Dr. Russell Howard, Ph.D. Dr. Russell Howard has served as a Director of Prima BioMed since May 2013. He is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. after its spin-out from GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd and Head of Commercial Strategy for Genomics at Genome.One, both in Sydney.

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

Dr. Frédéric Triebel, MD Ph.D., Dr Triebel is our Chief Scientific Officer and Chief Medical Officer and has been with Prima BioMed since December 2014, following the completion of the acquisition of Immutep. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Ms. Deanne Miller. Ms. Miller joined Prima BioMed as General Counsel and Company Secretary in October 2012. She has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2016.

June 30, 2016	Short-term Benefits			Post Employment Benefits	Long- term Benefits		Share-based Payments			Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$	Super- annuation A$	Long service leave A$	Termi- nation benefits A$	Performance rights A$		Equity- settled A$	A$
Non-Executive Directors
Ms. L. Turnbull, AO	137,520	—	—	13,064	—	—	—		—	150,584
Mr. A .Wong	84,040	—	—	7,984	—	—	—		—	92,024
Dr. R. Howard	90,000	—	—	—	—	—	—		—	90,000
Mr. P. Meyers[1]	—	—	95,547	—	—	—	—		—	95,547
Mr. M. Voigt	347,520	90,616	—	—	—	—	925,347	[2]	—	1,363,483
Other Key Management Personnel
Dr. F. Triebel	229,387	—	—	—	—	—	382,964	[2]	—	612,351
Ms. D. Miller	175,510	50,000	—	21,423	5,817	—	516,332	[2]	—	769,082

	1,063,977	140,616	95,547	42,471	5,817	—	1,824,643		—	3,173,071

[1]	Mr. Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014. The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2]	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested to Mr Voigt and Ms Miller on 5 August, 2015 and to Dr Triebel on 31 January, 2016.

•	1/3 vested on 5 August, 2016

•	1/3 to vest on 5 August, 2017
Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Service Agreements

The following members of key personnel have service agreements as follows:

Mr. Marc Voigt	Chief Executive Officer, Chief Business Officer and Chief Financial Officer

Agreement commenced:	July 9, 2014

Details

The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

Prima BioMed may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	€215,000 subject to an increase of €35,000 contingent upon certain performance milestones set forth in the amendment.

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	October 01, 2014

Details

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the CBA and notably to a 3-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Dr Triebel is subject to a non-competition clause which shall apply for 12 months, starting on the last effective day of work, and covers the territory of European Union. A non-competition indemnity of 33% of the average monthly gross basic remuneration paid to Dr Triebel within 12 months preceding the notification of the termination will be paid on a monthly basis to the Employee during the entirety of the non-competition period, unless the Company releases Dr Triebel from such non-competition clause, in which case the payment period will be 3 months.

Base salary including superannuation	€170,000

Ms. Deanne Miller	General Counsel & Company Secretary

Agreement commenced:	October 13, 2012

Details	The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	A$219,000

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

Set out below are summaries of options granted under the GESOP up to June 30, 2016.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
August 26, 2011	December 6, 2014	lower of A$0.10 or the price equal to the volume weighted average price of Shares traded on ASX during the 30 trading days immediately prior to the date of grant of the ESOP Options.	—	—	—	—	—
November 3, 2011	November 3, 2014	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	—	—	—	—
January 3, 2012	January 3, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	—	—	—	—	—
August 1, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	1,600,000	—	—	(1,600,000)	—
November 16, 2012	August 1, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	1,200,000	—	—	(1,200,000)	—
February 20, 2013	February 20, 2015	the price equal to the volume weighted average price of Shares traded on ASX during the 7 trading days immediately prior to the date of grant of the GESOP Options.	200,000	—	—	(200,000)	—

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

Number of securities issued under the EIP since the date of last approval

Set out below are summaries of options granted under the EIP up to June 30, 2016.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
December 23, 2013	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	1,515,752	—	—	—	1,515,752
January 24, 2014	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	165,116	—	—	—	165,116

Set out below are summaries of STI and LTI performance rights granted under the EIP up to June 30, 2016.

2016 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.042	7,398,896	—	5,390,073	2,008,823	—	—
September 19, 2014	0.044	10,845,588	—	—	5,422,794	5,422,794	—
September 19, 2014	0.044	3,615,196	—	—	1,807,598	1,807,598	—
November 14, 2014	0.037	4,068,627	—	4,068,627	—	—	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	—	945,180	945,180	—	—	—
August 5, 2015	0.050	—	2,551,985	—	2,551,985	—	—
August 5, 2015	0.051	—	850,662	—	850,662	—	—
August 5, 2015	0.047	—	42,000,000	13,999,999	—	28,000,001	—
October 1, 2015	0.060	—	600,000	—	—	600,000	—
October 1, 2015	0.061	—	200,000	—	—	200,000	—
December 29, 2015	0.050	—	1,538,462	—	—	1,538,462	—
March 7, 2016	0.041	—	1,486,326	—	—	1,486,326	—

Total		38,183,209	50,172,615	24,403,879	12,641,862	51,310,083	—

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

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and in some instances trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX listing Rule 4.10.3, companies are required to attach a copy (or the URL page on its website) of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period . It is not mandatory to follow the Recommendations. We believe we are in material compliance with the Recommendations. Set forth below are the material provisions of the Recommendations together with the reasons, where applicable, for variations therefrom.

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During the year ended June 30, 2016, we varied from the Recommendations in the following area:

•	At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company does not have a workforce size which is significant enough to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives are met.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2016, we varied from the Recommendations in the following area:

•	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should act ethically and responsibly.

4.	Safeguard integrity in corporate reporting. Companies should have formal and rigorous processes to independently verify and safeguard the integrity of their corporate reporting.

5.	Make timely and balanced disclosure. Companies should make timely and balanced disclosure of all matters concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders by providing them with appropriate information and facilities to allow them the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk management and periodically review the effectiveness of that internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

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

Directors’ Service Contracts

For details of directors’ service contracts providing for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Service Agreements.”

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

D. Employees

As of June 30, 2016, we had 22 employees. Of such employees, 13 were employed in research and development, one in intellectual property management and 8 in general management and administration. Of these 22 employees, 5 were located in Australia, 5 were located in France and 12 were located in Germany. As at the end of fiscal years 2014 and 2015 we had 31 and 21 employees, respectively. The consolidation of our CVac program and the prioritization of IMP321 led to a change in staff structure, which resulted in a reduction of employees during fiscal year 2015 by approximately 30%.

Each of our full-time employees has entered into an agreement with a term of employment of between one to four years or for an unlimited term. We also engage part-time employees. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months’ notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Service Agreements.”

E. Share Ownership

For a description of arrangements involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Global Employee Share Option Plan,” “—Employee Share Option Plan” and “—Executive Incentive Plan.”

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

The following table sets forth certain information as of June 30, 2016 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 2,061,630,944 ordinary shares issued and outstanding as of June 30, 2016.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Lucy Turnbull	20,359,576		*
Albert Wong	3,837,500		*
Russell Howard	—		—
Pete Meyers	4,289,215		*
Marc Voigt	11,605,293 150	**	*
Deanne Miller	4,950,980		*
Frédéric Triebel	12,644,716		*
All directors and executive officers as a group (7 persons) – Ordinary shares	57,687,430 150	**	2.80%

*	Less than 1%.
**	Shares held in the form of American Depositary Receipts (ADRs) listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

One shareholder, Ridgeback Capital Investments LP, or Ridgeback, owned more than 5% or more of our ordinary shares as at June 30, 2016. Ridgeback held 112,343,250 ordinary shares, representing 5.45% of the total issued share capital of the Company as at June 30, 2016. The ordinary shares are registered in the name of its custodian HSBC Custody Nominees (Australia) Limited, with Ridgeback being the underlying holder and entitled to be registered as the holder. Each share ranks pari passu with existing ordinary shares and entitles the holder to one vote. The voting rights of Ridgeback are no different than the voting rights of other holders of our ordinary shares. The associates of Ridgeback (Ridgeback Associates) are Ridgeback Capital Management L.P. (which has the power to control the right to vote and the disposal of the securities) and Wayne Holman (as the controlling party of Ridgeback Capital Management L.P.).

As of June 30, 2016, there were 11,756 holders of record of our ordinary shares, of which 7 holders, holding approximately 0.051% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by National Nominees Ltd, which held 31.66% of our ordinary shares as of such date.

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

B. Related Party Transactions

We operate inter-company loan accounts with our wholly owned subsidiaries. The net amount of such intercompany loans at June 30, 2016 was A$ nil, as all inter-company transactions are eliminated on consolidation.

During fiscal 2016 there were no related party transactions

Ridgeback is a major shareholder of the Company. In connection with the Ridgeback investment described in Item 4.A under the heading “Fiscal 2015,” Ridgeback received a convertible note. The convertible note was subject to shareholder approval, with such approval being obtained on 31 July 2016. See Item 4. “ Information on the Company—A. History and Development of the Company— Fiscal 2015” and Note 15 to the consolidated financial statements.

During fiscal 2014 there were no related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2014, 2015 and 2016 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on For 20-F The audit report of PricewaterhouseCoopers as of June 30, 2016 and 2015, and for each of the three years in the period ended June 30, 2016, is included therein immediately preceding the financial statements.

Export Sales

The Company had no export sales in its latest financial year ended June 30, 2016 and for financial years ended June 30, 2015 and June 30, 2014 and, as a result, the percentage of export sales for the Company for each of the three years was zero.

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

Recent Developments

There have been no recent developments since June 30, 2016.

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

	Per Ordinary Share (A$)		Per ADS (US$)
	High	Low	High	Low
	A$	A$	US$	US$
Fiscal Year Ended June 30,
2012	0.32	0.09	7.65	2.21
2013	0.20	0.06	6.96	1.70
2014	0.11	0.03	3.43	0.82
2015	0.19	0.02	6.48	0.42
2016	0.09	0.04	1.80	0.72
Fiscal Year Ended June 30, 2015:
First Quarter	0.05	0.04	1.29	0.9
Second Quarter	0.05	0.03	1.08	0.74
Third Quarter	0.04	0.03	1.03	0.62
Fourth Quarter	0.19	0.02	6.48	0.42
Fiscal Year Ended June 30, 2016:
First Quarter	0.09	0.05	1.80	0.93
Second Quarter	0.06	0.05	1.54	1.01
Third Quarter	0.06	0.04	1.20	0.72
Fourth Quarter	0.05	0.04	1.24	0.90
Month Ended:
April 2016	0.05	0.04	1.24	0.90
May 2016	0.05	0.04	1.18	0.94
June 2016	0.05	0.04	1.18	0.92
July 2016	0.04	0.04	0.99	0.88
August 2016	0.04	0.04	0.94	0.80
September 2016	0.04	0.04	0.97	0.85

For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed and traded on the Australian Securities Exchange Ltd., or ASX, on the NASDAQ Global Market where our ordinary shares in the form of ADSs are traded on the NASDAQ Global Market.

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

C. Material Contracts

Except as otherwise disclosed in this annual report (including the exhibits hereto), we are currently not, and have not been in the two years preceding publication of this annual report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$252 million or more (or A$1,094 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act 1975 and includes:

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

In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more (or A$1,094 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$231 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we would will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.

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

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$252 million (or A$1,094 if the investor is a non-government entity from a ‘partner agreement’ country); or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident stockholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Dividends paid to a non-resident stockholder are subject to withholding tax (a) except to the extent they have been franked and (b) at 30%, unless the stockholder is a resident of a country with which Australia has a double taxation agreement.

In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. Special rules apply to Regulated Investment Companies and Real Estate Investment Trusts that hold shares and receive dividends. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares—Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident stockholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal is principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses (including certain prior year capital losses), which may only be offset against capital gains.

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

Stamp Duty

A transfer of shares of a company listed on the Australian Stock Exchange is not subject to Australian stamp duty except in some circumstances where the listed company holds substantial real property and/or real property interests.

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

Research and Development Tax Incentives

The Australian Government tax incentive scheme, introduced on July 1, 2011, replaces the former R&D Tax Concession scheme for research and development activities in income years commencing on or after July 1, 2011. Subject to certain exclusions, the new scheme provides benefits for eligible research and development activities (R&D activities). Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome is not known or cannot be determined in advance, but can only be determined by applying a systematic progression of work;

•	Core activities must be conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

•	Supporting activities that are directly related and designed to support core activities and are usually required in order for the core activities to take place.

Under the R&D Tax incentive scheme, entities will be entitled to either (i) a 45% refundable tax offset for eligible companies with an aggregated turnover of less than $20 million per annum; or (ii) a non-refundable 40% tax offset for all other eligible companies. Where our turnover is less than $20 million, we anticipate being entitled to claim a 45% refundable tax offset for costs relating to eligible R&D activities during the year.

E.2 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. If you are a U.S. Holder and subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our voting shares, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction, you are strongly advised to consult your personal tax advisor. This summary does not address any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of our ADSs.

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

Distributions

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as owning the underlying ordinary shares, or ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the underlying ordinary shares, including the amount of any Australian taxes withheld therefrom, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.

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

Subject to certain limitations, dividends received by a non-corporate U.S. Holder are subject to tax at a reduced maximum tax rate of 20 percent. Distributions taxable as dividends generally qualify for the 20 percent rate provided that: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. However, the reduced rate does not apply to dividends received from PFICs. As noted below, we believe there is a material risk that we are a PFIC.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm, and we submit reports to the U.S. Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our Annual Report on Form 20-F on our website promptly following the filing of our Annual Report with the U.S. Securities and Exchange Commission. The information on our website is not incorporated by reference into this Annual Report.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at Level 12, 95 Pitt Street, Sydney New South Wales 2000, Australia.

I. Subsidiary Information

We currently have the following subsidiaries:

•	Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United States.

•	Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Germany.

•	Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Immutep S.A.S., a 100% owned subsidiary of Prima BioMed Ltd, incorporated in France

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States. In November 2011, we also formed Prima BioMed Middle East FZ LLC, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the United Arab Emirates. However, this subsidiary is in the process of being dissolved. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

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

We conduct our activities predominantly in Australia. However, we are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “Note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2016		June 30, 2015
	USD	EUR	USD	EUR
Cash in bank	1,428,959	7,261,477	839,185	1,813,642
Trade and other receivables	27,205	29,539	126,958	34,592
Trade and other payables	(10,993)	(256,364)	(221,097)	(201,561)
Borrowings	—	—	(822,930)	(300,000)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2016, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2016, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2016 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2016.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm as we are an emerging growth company.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	RESERVED

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Pete Meyers is a member of our board of directors and serves on our audit committee. Our board has determined that Pete Meyers is an audit committee financial expert and satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, the NASDAQ Marketplace Rules and ASX Rules.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers services provided in fiscal years 2016, 2015 and 2014.

PricewaterhouseCoopers

	Fiscal 2016 A$	Fiscal 2015 A$
Audit fees	441,741	286,000
Audit-related fees*	—	66,986

Total	441,741	352,986

*	Related to due diligence services

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

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Requirements Arising from our U.S. Listing—the Sarbanes-Oxley Act of 2002, SEC Rules and the Nasdaq Global Market Marketplace Rules” for a summary of such differences.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Prima BioMed Ltd and its subsidiaries at June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

October 3, 2016

PRIMA BIOMED LTD

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
	Note	2016 A$	2015 A$
ASSETS
Current Assets
Cash and cash equivalents	7	20,879,548	6,759,615
Current receivables	8	168,300	315,453
Other current assets	9	623,020	948,003

Total Current Assets		21,670,868	8,023,071

Non-Current Assets
Plant and equipment	10	31,500	297,957
Intangibles	11	20,851,699	22,662,417

Total Non-Current Assets		20,883,199	22,960,374

TOTAL ASSETS		42,554,067	30,983,445
Current Liabilities
Trade and other payables	13	1,422,798	2,770,049
Borrowings	14	—	1,508,473
Current tax payable		21,549	20,837
Employee benefits	16	27,694	80,304

Total Current Liabilities		1,472,041	4,379,663

Non-Current Liabilities
Convertible note liability	15	5,027,168	—
Employee benefits	17	43,151	35,706
Deferred tax liability	12	694,194	1,878,333

Total Non-Current Liabilities		5,764,513	1,914,039

TOTAL LIABILITIES		7,236,554	6,293,702

NET ASSETS		35,317,513	24,689,743

EQUITY
Contributed equity	18	194,530,932	179,878,436
Reserves	19	63,258,187	5,267,729
Accumulated losses		(222,471,606)	(160,456,422)

Equity attributable to the owners of Prima BioMed Ltd		35,317,513	24,689,743

TOTAL EQUITY		35,317,513	24,689,743

The above consolidated balance sheets should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2016 A$	2015 A$	2014 A$
Revenue
License revenue.		175,052	—	—

Other income
Miscellaneous income		702,743	168,322	15,929
Grant income		887,083	1,167,190	2,004,198
Net gain on foreign exchange		—	538,248	406,628
Interest income		264,043	219,107	713,311

Total revenue and other income		2,028,921	2,092,867	3,140,066

Expenses
Research & development and intellectual property	5	(7,059,528)	(8,952,447)	(11,930,857)
Corporate administrative expenses	5	(6,982,629)	(5,723,106)	(4,092,623)
Depreciation and amortization expenses	5	(1,993,093)	(1,341,202)	(446,360)
Share Based Payment to strategic investor	15	(47,468,071)	—	—
Loss on foreign exchange	5	(563,890)	—	—
Net finance cost	5	(8,199)	(18,364,804)	—
Changes in fair value of comparability milestone	5	(542,075)	—	—
Loss on disposal of assets	5	—	(5,160)	—
Changes in fair value of convertible note liability	15	(607,637)	—	—

Loss before income tax expense		(63,196,201)	(32,293,852)	(13,329,774)
Income tax expense	6	1,181,017	142,156	(13,607)

Loss after income tax expense for the year		(62,015,184)	(32,151,696)	(13,343,381)
Other Comprehensive Loss
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		306,997	(56,907)	(57,421)

Other comprehensive loss for the year net of tax		306,997	(56,907)	(57,421)

Total comprehensive loss for the year		(61,708,187)	(32,208,603)	(13,400,802)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(62,015,184)	(32,151,696)	(13,343,381)

		(62,015,184)	(32,151,696)	(13,343,381)

Total comprehensive loss for the year is attributable to:
Owners of Prima BioMed Ltd		(61,708,187)	(32,208,603)	(13,400,802)

		(61,708,187)	(32,208,603)	(13,400,802)

		Cents	Cents	Cents
Basic earnings per share	30	(2.77)	(2.02)	(0.93)
Diluted earnings per share	30	(2.77)	(2.02)	(0.93)

The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2016 A$	2015 A$	2014 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(13,336,202)	(15,276,020)	(16,928,382)
Miscellaneous income		702,743	168,322	—
License revenue		175,052	—	15,929
License fee received		—	5,774,784	—
Interest received		264,043	380,650	704,778
Tax paid		(2,410)	(1,908)	(23,684)
Grant income		887,083	1,167,190	2,004,198

Net cash flows used in operating activities		(11,309,691)	(7,786,982)	(14,227,161)

Cash flows related to investing activities
Payments for held-to-maturity investments		—	—	(9,000,000)
Cash received from held-to-maturity investments		—	9,000,000	8,000,000
Proceeds from disposal of plant and equipment		129,705	—	—
Payments for plant and equipment		(27,130)	(48,499)	(103,675)
Payment for acquisition of subsidiary, net of cash acquired		—	(20,912,912)	—

Net cash flows provided by (used in) investing activities		102,575	(11,961,411)	(1,103,675)

Cash flows related to financing activities
Proceeds from issue of shares and options*		13,761,075	7,744,648	6,845,001
Proceeds from issue of convertible notes		13,750,828	—	—
Proceeds from borrowings		—	3,925,405	—
Repayment of borrowings*		(1,508,473)	(237,308)	—
Share issue transaction costs		(283,146)	(164,316)	(157,606)

Net cash flows provided by financing activities		25,720,284	11,268,429	6,687,395

Net (decrease) increase in cash and cash equivalents		14,513,168	(8,479,964)	(8,643,441)
Effect of exchange rate on cash and cash equivalents		(393,235)	1,039,537	820,340
Cash and cash equivalents at the beginning of the year		6,759,615	14,200,042	22,023,143

Cash and cash equivalents at the end of the year	7	20,879,548	6,759,615	14,200,042

*	During the year ended 30 June 2015, convertible notes in the amount of $2,853,883 were converted into equity. No impact has been recorded on the cashflow statement for this conversion.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Other comprehensive loss for the year, net of tax	—	(57,421)	—	(57,421)
Loss after income tax expense for the year	—	—	(13,343,381)	(13,343,381)

Total comprehensive loss for the year	—	(57,421)	(13,343,381)	(13,400,802)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	6,687,395	—	—	6,687,395
Employee options scheme	—	57,309	—	57,309

Balance at June 30, 2014	149,014,372	1,882,674	(128,304,726)	22,592,320

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2014	149,014,372	1,882,674	(128,304,726)	22,592,320
Other comprehensive loss for the year, net of tax	—	(56,907)	—	(56,907)
Loss after income tax expense for the year	—	—	(32,151,696)	(32,151,696)

Total comprehensive loss for the year	—	(56,907)	(32,151,696)	(32,208,603)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	30,800,584	2,201,037	—	33,001,621
Share based payment	—	565,606	—	565,606
Employee share based payment	—	738,799	—	738,799
Exercise of vested performance rights	63,480	(63,480)	—	—

Balance at June 30, 2015	179,878,436	5,267,729	(160,456,422)	24,689,743

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2015	179,878,436	5,267,729	(160,456,422)	24,689,743
Other comprehensive gain for the year, net of tax	—	306,997	—	306,997
Loss after income tax expense for the year	—	—	(62,015,184)	(62,015,184)

Total comprehensive loss for the year	—	306,997	(62,015,184)	(61,708,187)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	13,477,930	—	—	13,477,930
Issue of convertible notes	—	9,331,297	—	9,331,297
Share based payment	—	82,242	—	82,242
Share based payment to strategic investor	—	47,468,071	—	47,468,071
Employee share based payment	—	1,976,417	—	1,974,417
Exercise of vested performance rights	1,174,566	(1,174,566)	—	—

Balance at June 30, 2016	194,530,932	63,258,187	(222,471,606)	35,317,513

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries. The financial statements were authorized for issue, in accordance with a resolution of directors, on October 3, 2016.

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

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2015 affected any of the amounts recognized in the current period or any prior period.

(iii) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(iv) Critical accounting estimates

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

(b) Principles of consolidation

Subsidiaries are all entities (included structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented separately in the income statement on a net basis.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each income statement and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

The group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) License revenue

License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition (continued)

Other income

(i) Interest income

Interest income is recognized as interest accrues using the effective interest method. This is a method of calculating the amortized cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(ii) Grant income

Grants from the governments, including Australian Research and Development Rebates and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as other income.

(iii) Miscellaneous income

a.	Research collaboration income

The group receives income from undertaking research collaborations with are recognized when the services have been provided.

b.	Research material sales

The group receives income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies. Income is recognized at the point at which the ownership of material is transferred to third parties.

(f) Income tax

The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

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

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income tax (continued)

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognizes and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit and loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit and loss.

(h) Impairment of assets

Goodwill and intangible assets that have a definite useful life are subject to amortization and tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(j) Current receivables

Current receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(k) Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortized cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in profit or loss when the asset is derecognized or impaired, as well as through the amortization process.

Impairment of financial assets

The group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganization; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

The amount of the impairment allowance for loans and receivables carried at amortized cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortized cost that would have been recognized had the impairment not been made and is reversed to profit or loss.

(l) Plant and equipment

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Plant and equipment (continued)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(m) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

(ii) Research and development

Research expenditure on internal projects is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognized comprises all directly attributable costs, including costs of materials, services, direct labor and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognized as an expense as incurred.

As the Company has not met the requirement under the standard to capitalize costs in relation to development, these amounts have been expensed.

Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight line basis over its useful life.

(iii) Goodwill

Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(n) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognized initially at their fair value and subsequently remeasured at amortized cost using the effective interest method.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognized when the leave is taken and measured at the rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognized as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 31.

The fair value of performance rights and options granted under the EIP and GESOP are recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognizes termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognizes a liability and an expense for bonuses. The group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

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

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)	AASB 15 (IFRS 15) Revenue from Contracts with Customers—The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 (IAS 18) which covers revenue arising from the sale of goods and the rendering of services and AASB 111 (IAS 11) which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. Management has performed a preliminary assessment of the impact of the new standard and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.

(ii)	AASB 9 (IFRS 9) Financial Instruments—AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has performed a preliminary assessment of the impact of the new standard and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.

(iii)	AASB 16 (IFRS 16) Leases—The AASB 16 (IFRS 16) has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has performed a preliminary assessment of the impact of the new standard and has not identified any instances where the new standard requirements will have a material impact on the financial statements of the Company.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognized in the wholly-owned entities’ financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Parent entity financial information (continued)

The amounts receivable/payable under the tax funding agreement is due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognized as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the group. The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognized assets and liabilities using forward contracts or natural hedging. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

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

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognized assets and liabilities using forward contracts or natural hedging.

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the income statement. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at 30 June 2016 and 30 June 2015.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2016		June 30, 2015
	USD	EUR	USD	EUR
Cash in bank	1,428,959	7,261,477	839,185	1,813,642
Trade and other receivables	27,205	29,539	126,958	34,592
Trade and other payables	(10,993)	(256,364)	(221,097)	(201,561)
Borrowings	—	—	(822,930)	(300,000)

Sensitivity

Based on the financial assets and liabilities held at June 30, 2016, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $194,610 higher/$194,610 lower (2015 – $10,141 higher/$10,141 lower). Any impact on the equity will result in changes in retained earnings.

Based on the financial instruments held at June 30, 2016, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $1,050,105 higher/$1,050,105 lower (2015 – $196,137higher/$196,137 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to Standard & Poor’s are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2016	30 June 2015
	$	$
Cash at bank and short-term bank deposits
AA-	20,879,548	6,759,615

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $20,879,548 (2015 $6,759,615) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At June 30, 2016	Less than 6 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	1,422,798	—	1,422,798	1,422,798
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	5,027,168

	1,422,798	17,876,076	19,298,874	6,449,966

Contractual maturities of financial liabilities At June 30, 2015	Less than 6 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,770,049	—	2,770,049	2,770,049
Borrowings	1,508,473	—	1,508,473	1,508,473

	4,278,522	—	4,278,522	4,278,522

(d) Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2016 and June 30, 2015 on a recurring basis:

	Level 1	Level 2	Level 3	Total
At 30 June 2016	$	$	$	$
Liabilities
Convertible note liability	—	—	5,027,168	5,027,168

Total liabilities	—	—	5,027,168	5,027,168

	Level 1	Level 2	Level 3	Total
At 30 June 2015	$	$	$	$
Assets
Comparability milestone at fair value	—	—	542,075	542,075

Total Assets	—	—	542,075	542,075

(i) Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the year ended 30 June 2016:

	Comparability milestone	Convertible note liability	Total
	$	$	$
Opening balance 1 July 2015	542,075	—	542,075
Other increases/(decreases)	—	(4,419,531)	(4,419,531)
Changes in fair value	—	(607,637)	(607,637)
(Losses)/gains recognized as an expense	(542,075)	—	(542,075)

Closing balance 30 June 2016	—	(5,027,168)	(5,027,168)

(iii) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 30 June 2016 $	Unobservable inputs	Range of inputs
Convertible note	5,027,168	Face value Interest rate of note Risk adjusted interest rate	13,750,828 3% 15%

(iv) Valuation process

The convertible note was valued using a Black Scholes model. Prima used valuation specialists to perform these valuations based on the inputs above.

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

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Income taxes

The group has recognized deferred tax assets of $2.42m which related to carried forward tax losses in the Immutep subsidiary acquired in the prior year. On acquisition, the group has recognized significant amortizing IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognized tax losses which management is satisfied will continue to be available to be utilized by the subsidiary after the acquisition. As such, the group has recognized a deferred tax asset to the extent of the deferred tax liability recognized on acquisition. The group has concluded that the deferred assets will be recoverable to the extent of the deferred tax liability recognized at each year.

All other remaining deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognized since the group is currently in a loss making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38) Intangible Assets.

Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2016, the Group holds cash and cash equivalents of $20,879,548 (2015: $6,759,615). In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Amortization of intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period not exceeding the life of the patents, which averages 15 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information

June 30, 2016	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue.	175,052	—	175,052
Other income
Miscellaneous income	702,743	—	702,743
Grant income	887,083	—	887,083
Interest income	—	264,043	264,043
Total revenue and other income	1,764,878	264,043	2,028,921
Segment Result	(63,460,244)	—	(63,460,244)
Loss before income tax expense	(63,460,244)	264,043	(63,196,201)
Income tax benefit			1,181,017

Loss after income tax expense			(62,015,184)

Total segment assets	42,554,067	—	42,554,067
Total segment liabilities	7,236,554	—	7,236,554

June 30, 2015	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue.	—	—	—
Other income
Miscellaneous income	168,322	—	168,322
Grant income	1,167,190	—	1,167,190
Net gain on foreign exchange	—	538,248	538,428
Interest income	—	219,107	219,107
Total revenue and other income	1,335,512	757,355	2,092,867
Segment Result	(33,051,207)	—	(33,051,207)
Loss before income tax expense	(33,051,207)	757,355	(32,293,852)
Income tax benefit			142,156

Loss after income tax expense			(32,151,696)

Total segment assets	30,983,445	—	30,983,455
Total segment liabilities	6,293,702	—	6,293,702

NOTE 4. SEGMENT REPORTING (continued)

June 30, 2014	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue.	—	—	—
Other income
Miscellaneous income	—	15,929	15,929
Grant income	2,004,198	—	2,004,198
Net gain on foreign exchange	—	406,628	406,628
Interest income	—	713,311	713,311
Total revenue and other income	2,004,198	1,135,868	3,140,066
Segment Result	(11,819,437)	(1,510,337)	(13,329,774)
Loss before income tax expense	(11,819,437)	(1,510,337)	(13,329,774)
Income tax expense			(13,607)

Loss after income tax expense			(13,343,381)

Total segment assets	25,377,955	—	25,377,955
Total segment liabilities	2,785,635	—	2,785,635

NOTE 5. EXPENSES

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	6,382,377	8,515,150	11,825,668
Intellectual property management	677,151	437,297	105,189

Total Research & Development and Intellectual Property	7,059,528	8,952,447	11,930,857

Corporate administrative expenses
Auditor’s remuneration	441,741	292,807	222,720
Directors fee and employee expenses	3,714,522	2,508,533	1,969,494
Administrative expenses	2,826,366	2,921,766	1,900,409

Total corporate administrative expenses	6,982,629	5,723,106	4,092,623

Depreciation
Plant and equipment	168,924	308,719	370,237
Computers	10,676	14,523	18,987
Furniture and fittings	2,776	2,532	2,698

Total depreciation	182,376	325,774	391,922

Amortization
Patents	61,881	55,002	54,438
Intellectual Property Assets R&D	1,748,836	960,426	—

Total amortization	1,810,717	1,015,428	54,438

Total depreciation and amortization	1,993,093	1,341,202	446,360

(Gain)/loss on disposal of assets
Plant and equipment	(18,493)	5,160	—

Finance expenses
Interest expenses	8,199	26,789	—
Other finance expenses – note 18	—	18,338,015	—

Finance expense	8,199	18,364,804	—

NOTE 5. EXPENSES (continued)

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Loss on foreign exchange	563,890	—	—

Changes in fair value of comparability milestone	542,075	—	—

Share Based Payment to strategic investor	47,468,071	—	—

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Current tax
Current tax on profits for the year	3,121	1,908	13,607

Total current tax expense	3,121	1,908	13,607

Deferred income tax
Increase in deferred tax assets (note 12)	(921,463)	—	—
Decrease in deferred tax liabilities (note 12)	(262,675)	(144,064)	—

Total deferred tax (benefit)/expense	(1,184,138)	(144,064)	—

Income tax (benefit)/expense	(1,181,017)	(142,156)	13,607

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(63,196,201)	(32,293,852)	(13,329,774)
Tax at the Australian tax rate of 30%	(18,958,860)	(9,688,156)	(3,998,932)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	14,858,019	226,653	—
Non-deductible financing costs	—	5,501,405	—
Other non-deductible expenses	598,016	306,360	439,651
Non-assessable income	(266,125)	(233,261)	(479,616)
Capital listing fee	(90,305)	(188,530)	(586,143)
Difference in overseas tax rates*	1,184,138	184,251	569

	(2,675,117)	(3,891,278)	(4,624,471)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	1,494,100	3,749,122	4,638,078

Income tax expense**	(1,181,017)	(142,156)	13,607

*	Difference in overseas tax rate is as a result of reduced corporate income tax rate of 15% applicable to the Immutep subsidiary.
**	Income tax expense relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Deferred tax assets not recognized
Deferred tax assets not recognized comprises temporary differences attributable to:
Carried forward tax losses benefit	32,044,352	31,262,135	27,329,078
Temporary differences	438,284	(196,493)	(402,644)

Total deferred tax assets not recognized	32,482,636	31,065,642	26,926,434

NOTE 6. INCOME TAX EXPENSE (continued)

The above potential tax benefit, which includes tax losses and temporary differences has not been recognized in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2016 was $106,814,506 (2015 – $104,207,118). Utilization of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Cash on hand	114	1,296
Cash at bank	20,619,806	6,508,319
Cash on deposit	259,628	250,000

	20,879,548	6,759,615

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rate on these deposits range from 0% to 2.05% in 2016 (2015 – 0% to 2.3%).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
GST receivable	73,640	150,143
Other receivables	94,660	165,310

	168,300	315,453

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2016. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Prepayments*	591,926	380,749
Security deposit	30,890	21,224
Accrued interest	204	3,955
Comparability milestone	—	542,075

	623,020	948,003

*	Prepayments are in relation to the deposits paid to organizations involved in the clinical trials.

NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computer A$	Furniture and fittings A$	Total A$
At June 30, 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

Year ended June 30, 2015
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	(681)	1,128	(22)	425
Additions	44,627	4,201	—	48,828
Disposals	(178)	(5,332)	—	(5,510)
Acquisition of subsidiary	787	1,937	—	2,724
Depreciation charge	(308,719)	(14,523)	(2,532)	(325,774)

Closing net book amount	282,817	10,597	4,543	297,957

At June 30, 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

Year ended June 30, 2016
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,518	391	168	11,077
Additions	12,969	13,447	714	27,130
Disposals	(122,289)	—	—	(122,289)
Depreciation charge	(168,924)	(10,676)	(2,775)	(182,375)

Closing net book amount	15,091	13,759	2,650	31,500

At June 30, 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)

Net book amount	15,091	13,759	2,650	31,500

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2014
Cost	1,915,671	—	—	1,915,671
Accumulated amortization and impairment	(1,798,788)	—	—	(1,798,788)

Net book amount	116,883	—	—	116,883

Year ended June 30, 2015
Opening net book amount	116,883	—	—	116,883
Acquisition of Immutep S.A	—	23,451,000	109,962	23,560,962
Amortization charge	(55,002)	(960,426)	—	(1,015,428)

Closing net book amount	61,881	22,490,574	109,962	22,662,417

At June 30, 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortization and impairment	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

Year ended June 30, 2016
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortization charge	(61,881)	(1,748,837)	—	(1,810,718)

Closing net book amount	—	20,741,737	109,962	20,851,699

At June 30, 2016
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortization and impairment	(1,915,671)	(2,709,263)	—	(4,624,934)

Net book amount	—	20,741,737	109,962	20,851,699

(i) Amortization methods and useful lives

The group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 14 years

NOTE 12. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Tax losses	2,417,066	1,495,603
Total deferred tax assets	2,417,066	1,495,603
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,417,066)	(1,495,603)

Net deferred tax assets	—	—

NOTE 12. DEFERRED TAX BALANCES (continued)

(ii) Expected recovery of Deferred Tax Assets

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Deferred tax assets expected to be recovered within 12months	262,325	262,325
Deferred tax assets expected to be recovered after more than 12 months	2,154,741	1,233,278
Net deferred tax assets	2,417,066	1,495,603

(iii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Intangible assets	3,111,260	3,373,936
Total deferred tax liabilities	3,111,260	3,373,936
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,417,066)	(1,495,603)

Net deferred tax liabilities	694,194	1,878,333

Deferred tax liabilities expected to be settled within 12 months	262,325	232,625
Deferred tax liabilities expected to be settled more than 12 months	431,869	1,616,008

	694,194	1,878,333

(iv) Movements in deferred tax balances

	Tax Losses A$	Intangible Assets A$	Total A$
Movement
At 30 June 2015	1,495,603	(3,373,936)	(1,878,333)
(Charged)/credited
– to profit or loss	921,463	262,676	1,184,139
– to other comprehensive income	—	—	—
– directly to equity	—	—	—

At 30 June 2016	2,417,066	(3,111,260)	(694,194)

NOTE 13. CURRENT LIABILITES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Trade payables	561,263	2,201,864
Other payables and accruals	861,535	568,185

	1,422,798	2,770,049

NOTE 14. CURRENT LIABILITES – BORROWINGS

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Amounts payable to related parties	—	1,071,523
Other borrowings	—	436,950

	—	1,508,473

In the prior year, Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and was repaid in full in August 2015.

Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

NOTE 15. NON CURRENT LIABILITES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Convertible note at fair value	5,027,168	—

	5,027,168	—

On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of $0.02 per share, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganization. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:

•	Introductions to other well respected investment institutions which will help in future financing

•	The ability to attract other top level executives and researchers to the company and the board

•	Potential introductions for additional in-licensing opportunities; and

•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets

As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2 (IFRS 2). The value of the share-based payment to the strategic investor has been calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

NOTE 15. NON CURRENT LIABILITES – CONVERTIBLE NOTE (continued)

June 30, 2016 A$
Fair value of convertible note	45,851,305
Fair value of warrants	15,367,594
Less: cash received	(13,750,828)

Share based payment to strategic investor	47,468,071

(i) Fair value of convertible notes

The initial fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price re	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2 (IFRS 2). The remaining value of the convertible note was allocated to the conversion feature and recognized as equity.

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	607,637	—

Balance at 30 June 2016	5,027,168	41,431,774

(ii) Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

NOTE 16. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Annual leave	27,694	80,304

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Long service leave	43,151	35,706

NOTE 18. CONTRIBUTED EQUITY

		Consolidated
	Note	June 30, 2016 A$	June 30, 2015 A$
Fully paid ordinary shares	18(a)	184,868,978	170,216,482
Options over ordinary shares		9,661,954	9,661,954

		194,530,932	179,878,436

(a) Ordinary Shares

		June 30, 2016		June 30, 2015
	Note	No.	A$	No.	A$
At the beginning of reporting period		1,751,494,601	170,216,482	1,228,709,341	139,352,418
Shares issued during year	18(b)	283,158,931	13,761,075	284,274,073	7,365,369
Exercise of options and warrants (Shares issued during the year)	18(b)	26,977,412	1,174,567	72,413,924	3,731,339
Exercise of convertible notes (Shares issued during the year)	18(b)	—	—	166,097,263	19,931,672
Transaction costs relating to share issues		—	(283,146)	—	(164,316)

At reporting date		2,061,630,944	184,868,978	1,751,494,601	170,216,482

(b) Shares issued

2016 Details	Number	Issue Price A$	Total A$
Shares issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback shares issued	12,136,750	0.02	209,966
Share placement	31,022,181	0.05	1,551,109
Share placement	40,000,000	0.05	2,000,000
Performance rights exercised	26,977,409	0.04	1,174,566
Options exercised	3	0.20	1

	310,136,343		14,935,642

NOTE 18. CONTRIBUTED EQUITY (continued)

2015 Details	Number	Issue Price A$	Total A$
Bergen commencement fee	11,792,588	0.04	483,496
Bergen collateral shares	17,800,000	0.02	338,200
Bergen first tranche	13,163,514	0.04	526,541
Performance right exercised	1,715,686	0.04	63,480
Bergen second tranche	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	86,120,815	0.03	2,593,959
Bergen third tranche	15,323,414	0.03	505,674
Bergen fourth tranche	22,936,950	0.02	527,550
Ridgeback share issued	28,000,000	0.02	560,000
Ridgeback first placement	72,206,500	0.02	1,249,172
Bergen option exercised	19,800,000	0.05	1,084,050
Conversion of Warrants – Immutep	52,371,500	0.05	2,628,525
Employee option exercised	242,424	0.08	18,764
Exercise of convertible note	166,097,263	0.12	19,931,672

	522,785,260		31,028,380

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

The investment agreement with Bergen concluded in May 2015 and was formally terminated in August 2015. Upon the conclusion of the investment agreement, Bergen exercised their options, and convertible note as detailed above.

Finance costs relating to the Bergen investment agreement was $18,338,015 for the year ended 30 June 2015. The finance costs incurred relate to the following terms of the Bergen agreement.

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Commencement fee	—	483,496
Discount to fair value of tranche funding	—	211,124
Share based payment expense related to collateral shares	—	151,264
Share based payment expense related to options	—	414,342
Discount to fair value on exercise of convertible notes to ordinary shares	—	17,077,789

	—	18,338,015

1)	The convertible note issued to Bergen was recorded on issuance date as a financial liability and then re-measured at fair value through the profit and loss in accordance with AASB 139 (IAS 39). Under the Agreement the conversion price was calculated based on the average of any five daily VWAP’s per share during twenty consecutive actual trading days immediately prior to the selected conversion date, at the discretion of Bergen. The conversion price was calculated at $0.0190 per share and the calculated number of shares issued to Bergen was 166,097,263. The market price on the day that the shares were issued to Bergen was $0.12 per share resulting in a fair value re-measurement loss of $17,077,789 being recorded.

NOTE 18. CONTRIBUTED EQUITY (continued)

2014 Details	Note	Number	Issue Price A$	Total A$
Share purchase plan	i)	85,562,500	0.080	6,845,000
Exercise of PRRO options	ii)	3	0.200	1
Transaction costs relating to share issues				(157,606)

		85,562,503		6,687,395

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

Unlisted Options

Expiration Date	Exercise Price	Number
June 30, 2018	$0.0774	1,680,868
December 12, 2018	$0.05019	147,628,500
August 4, 2020	$0.0237	371,445,231
October 30, 2020	$0.057	793,103
March 7, 2021	$0.04	1,026,272
August 4, 2025	$0.025	8,475,995

Total		531,049,969

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

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
(a) Reserves
Options issued reserve	19,116,205	3,748,611
Conversion feature of convertible note reserve	41,431,774	—
Foreign currency translation reserve	38,945	(268,052)
Share-based payment reserve	2,671,263	1,787,170

	63,258,187	5,267,729

Movement in options issued reserve were as follows:
Opening balance	3,748,611	1,547,574
Options issued during the year	15,367,594 *	2,201,037

Ending balance	19,116,205	3,748,611

Movements in conversion feature of convertible note reserve:
Opening balance	—	—
Conversion feature of convertible note	41,431,774 *	—

Ending balance	41,431,774	—

Movement in foreign currency translation reserve were as follows:
Opening balance	(268,052)	(211,145)
Currency translation differences arising during the year	306,997	(56,907)

Ending balance	38,945	(268,052)

Movement in share-based payment reserve were as follows:
Opening balance	1,787,170	546,245
Employee options issued during the year	1,976,417	738,799
Exercise of vested performance rights	(1,174,566)	(63,480)
Share-based payments	82,242	565,606

Ending balance	2,671,263	1,787,170

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(160,456,422)	(128,304,726)
Net loss for the year	(62,015,184)	(32,151,696)

Balance	(222,471,606)	(160,456,422)

*	Current year movements relate to the fair value of convertible notes and warrants issued to Ridgeback accounted for in accordance with AASB 2 (IFRS 2). Refer to note 15 for further information.

(c) Nature and purpose of reserves

(i) Options issued reserve

On 4 August 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.

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

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS (continued)

(ii) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2 (IFRS 2). For further information, refer to note 15.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity a recognized in other comprehensive loss as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(iv) Share-based payments reserve

The share-based payments reserve is used to recognize the grant date fair value of options and performance rights issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.

NOTE 20. DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21. BUSINESS COMBINATION

(a) Summary of prior year’s acquisition

Acquisition of Immutep S.A.

On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a French biopharmaceutical company in the field of Immuno-Oncology, for consideration of $26,275,569. The acquisition has significantly increased the portfolio of Immuno-Oncology technologies for further clinical development.

There have been no changes to the provisionally determined fair values of assets and liabilities recognised as a result of the acquisition in the previous financial year.

(b) Net cash outflow for prior years‘ acquisition

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration*	—	21,458,107
Less: Balance acquired cash	—	(545,195)

	—	20,912,912

*	The total cash paid during the year ended 30 June 2015 in relation to the acquisition of Immutep S.A. was $21,458,107.

(c) Comparability milestone

As part of the acquisition of Immutep S.A in the previous financial year, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognized as a financial asset at fair value in accordance with AASB 3 (IFRS 3) on acquisition. During the year, the comparability study was not required, and was subsequently measured at fair value through profit or loss in accordance with AASB 3 (IFRS 3). Accordingly the $542,075 was recognized as an expense for the year ended 30 June 2016.

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Short-term employee benefits	1,300,140	1,509,877	1,533,114
Long-term employee benefits	5,817	6,231	—
Post-employment benefits	42,471	43,056	40,377
Share-based payments	1,824,643	467,002	41,919

	3,173,071	2,026,166	1,615,410

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

June 30, 2016	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,059,576		—	—	300,000	20,359,576
Mr. Albert Wong	3,537,500		—	—	300,000	3,837,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	1,715,686		2,573,529	—	—	4,289,215
Mr. Marc Voigt	870,000 150	*	10,735,293 —	— —	— —	11,605,293 150	*
Ms. Deanne Miller	20,924		6,450,980	—	(1,520,924)	4,950,980
Dr. Frédéric Triebel	9,311,383		3,333,333	—	—	12,644,716

Total ordinary shares	35,515,219		23,093,135	—	(920,924)	57,687,430

Total ADR	150		—	—	—	150

*	American Depositary Receipts (ADR) traded on the NASDAQ

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2015	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,059,576		—	—	—	20,059,576
Mr. Albert Wong	3,537,500		—	—	—	3,537,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	—		1,715,686	—	—	1,715,686
Mr. Matt Lehman	1,617,763 32,706	*	—	—	—	1,617,763 32,706	*
Dr. Sharron Gargosky	—		—	—	—	—
Mr. Marc Voigt	720,000 150	*	—	—	150,000 —	870,000 150	*
Ms. Deanne Miller	—		—	242,424	(221,500)	20,924
Dr. Frédéric Triebel	—		—	—	9,311,383	9,311,383

Total ordinary shares	25,934,839		1,715,686	242,424	9,239,883	37,132,832

Total ADR	32,856		—	—	—	32,856

*	American Depositary Receipts (ADR) traded on the NASDAQ

June 30, 2014	Balance at start of the year		Received during the year on the exercise of options	Other changes during the year		Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	17,759,576		—	2,300,000		20,059,576
Mr. Albert Wong	3,537,500		—	—		3,537,500
Mr. Martin Rogers**	20,542,179		—	—		20,542,179
Dr. Richard Hammel**	10,444,987		—	—		10,444,987
Dr. Russell Howard	—		—	—		—
Mr. Pete Meyers	—		—	—		—
Mr. Matt Lehman	1,617,763 4,400	*	— —	— 28,306	*	1,617,763 32,706	*
Dr. Sharron Gargosky	25,000	*	—	(25,000)		—
Mr. Marc Voigt	620,000 150	*	— —	100,000 —		720,000 150	*

Total ordinary shares	54,522,005		—	2,400,000		56,922,005

Total ADR	29,550		—	3,306		32,856

*	American Depositary Receipts (ADR) traded on the NASDAQ
**	As the date of resignation

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	1,171,754	—	—	(450,000)	721,754	721,754	—
Ms. Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,733,460	—	—	(450,000)	29,283,460	29,283,460	—

June 30, 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr. Albert Wong	—	—	—	—	—	—	—
Mr. Martin Rogers	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Matt Lehman	2,104,441	—	—	—	2,104,441	2,104,441	—
Dr. Sharron Gargosky	1,537,275	—	—	—	1,537,275	1,537,275	—
Mr. Marc Voigt	1,171,754	—	—	—	1,171,754	1,171,754	—
Ms. Deanne Miller	363,636	—	(242,424)	—	121,212	121,212	—
Dr Frédéric Triebel	—	—	—	24,000,600	24,000,600	24,000,600	—

	9,617,000	—	(242,424)	—	33,375,176	33,375,176	—

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2014	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	14,439,894	—	—	(10,000,000)	4,439,894	4,439,894	—
Mr. Albert Wong	7,500,000	—	—	(7,500,000)	—	—	—
Mr. Martin Rogers	12,500,000	—	—	(10,000,000)	2,500,000	2,500,000	—
Dr. Richard Hammel	5,000,000	—	—	(5,000,000)	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Matt Lehman	2,104,441	—	—	—	2,104,441	2,104,441	—
Ms. Deanne Miller	—	363,636	—	—	363,636	242,424	121,212
Dr. Sharron Gargosky	900,000	637,275	—	—	1,537,275	1,324,850	212,425
Mr. Marc Voigt	528,125	643,629	—	—	1,171,754	957,211	214,543

	42,972,460	1,644,540	—	(32,500,000)	12,117,000	11,568,820	548,180

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	6,004,902	—	(2,573,529)	—	3,431,373	—	3,431,373
Mr. Marc Voigt	16,323,529	20,000,000	(10,735,293)	—	25,588,235	—	25,588,236
Ms. Deanne Miller	6,127,451	12,000,000	(6,450,980)	—	11,676,471	—	11,676,471
Dr. Frédéric Triebel	—	11,486,326	(3,333,333)	—	8,152,993	—	8,152,993

	28,455,882	43,486,326	(23,093,135)	—	48,849,072	—	48,849,073

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	7,720,588	(1,715,686)	—	6,004,902	—	6,004,902
Mr. Matthew Lehman	—	—	—	—	—	—	—
Dr. Sharron Gargosky	—	6,127,451	—	—	6,127,451	—	6,127,451
Mr. Marc Voigt	—	16,323,529	—	—	16,323,529	—	16,323,529
Ms. Deanne Miller	—	6,127,451	—	—	6,127,451	—	6,127,451
Dr. Frédéric Triebel	—	—	—	—	—	—	—

	—	36,299,019	(1,715,686)	—	34,583,333	—	34,583,333

NOTE 23. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Audit fees PricewaterhouseCoopers Australia
Audit or review of the financial report	232,000	286,000	209,420
Other audit and assurance services in relation to regulatory filings overseas	209,741	—	12,500

	441,741	286,000	221,920
Audit-related fees
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	—	66,986	—

Non-PwC audit firm
Audit or review of the financial report	—	—	—
Preparation of the tax return and other consulting services	—	—	—

	—	—	—

	441,741	352,986	221,920

NOTE 24. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2016 and June 30, 2015.

NOTE 25. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at June 30, 2016 and June 30, 2015.

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

NOTE 27. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2016%	June 30, 2015%
Prima BioMed USA Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Prima BioMed GmbH	Germany	100.00	100.00
Prima Biomed Australia Pty Ltd	Australia	100.00	100.00
Prima Biomed IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00

NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE

No matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Loss after income tax expense for the year	(62,015,184)	(32,151,696)	(13,343,381)
Adjustments for:
Depreciation and amortization	1,993,093	1,341,202	446,360
Add back share based payments	2,058,659	738,799	57,309
Non-cash share based payment to strategic investor	47,468,071	—	—
Changes in fair value of comparability milestone	542,075	—	—
Add back (gain)/loss on disposal of assets	(18,493)	5,160	—
Add back Non-cash finance expenses	—	18,338,015	—
Unrealized gain on exchange through the profit and loss	844,864	(1,039,537)	(908,594)
Change in operating assets and liabilities:
Decrease/(increase) in current receivables	(394,922)	5,958,640	4,071
Decrease/(increase) in other operating assets	324,983	350,970	297,320
(Decrease)/increase in trade and other payables	(1,491,882)	(1,187,960)	(816,276)
Increase/(decrease) in employee benefits	(45,165)	(357)	79,821
(Decrease)/increase in derivative financial instruments	—	—	(33,714)
(Decrease)/increase in income tax payable	712	3,849	(10,077)
Decrease/(increase) in deferred tax liability	(1,184,139)	(144,064)	—

Net cash used in operating activities	(11,309,691)	(7,786,979)	(14,227,161)

NOTE 30. EARNINGS PER SHARE

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Loss after income tax	(62,015,184)	(32,151,696)	(13,343,381)

Loss after income tax attributable to the owners of Prima BioMed Ltd	(62,015,184)	(32,151,696)	(13,343,381)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	2,236,250,813	1,591,116,220	1,439,768,245

Weighted average number of ordinary shares used in calculating diluted earnings per share	2,236,250,813	1,591,116,220	1,439,768,245

	Cents	Cents	Cents
Basic earnings per share	(2.77)	(2.02)	(0.93)
Diluted earnings per share	(2.77)	(2.02)	(0.93)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Listed options	77,378,693	77,378,696	77,378,696
Unlisted options	531,049,969	164,894,609	16,942,441
Convertible notes	706,476,966	—	—

NOTE 31. SHARE-BASED PAYMENTS

a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

NOTE 31. SHARE-BASED PAYMENTS (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP:

2016 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.042	7,398,896	—	5,390,073	2,008,823	—	—
September 19, 2014	0.044	10,845,588	—	—	5,422,794	5,422,794	—
September 19, 2014	0.044	3,615,196	—	—	1,807,598	1,807,598	—
November 14, 2014	0.037	4,068,627	—	4,068,627	—	—	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	—	945,180	945,180	—	—	—
August 5, 2015	0.050	—	2,551,985	—	2,551,985	—	—
August 5, 2015	0.051	—	850,662	—	850,662	—	—
August 5, 2015	0.047	—	42,000,000	13,999,999	—	28,000,001	—
October 1, 2015	0.060	—	600,000	—	—	600,000	—
October 1, 2015	0.061	—	200,000	—	—	200,000	—
December 29, 2015	0.050	—	1,538,462	—	—	1,538,462	—
March 7, 2016	0.041	—	1,486,326	—	—	1,486,326	—

Total		38,183,209	50,172,615	24,403,879	12,641,862	51,310,083	—

2015 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.042	—	7,398,896	—	—	7,398,896	—
September 19, 2014	0.044	—	10,845,588	—	—	10,845,588	—
September 19, 2014	0.044	—	3,615,196	—	—	3,615,196	—
November 14, 2014	0.037	—	4,068,627	—	—	4,068,627	—
November 14, 2014	0.038	—	9,191,177	—	—	9,191,177	—
November 14, 2014	0.040	—	3,063,725	—	—	3,063,725	—

Total		—	38,183,209	—	—	38,183,209	—

The fair value at grant date for Short Term Incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2016 included:

Grant date	5 August 2015	29 December 2015	7 March 2016
Share price at grant date	$0.047	$0.050	$0.041
Expected price volatility of the Company’s shares	167%	169%	169%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.03%	1.97%	2.14%

The model inputs for STI performance rights granted during the year ended 30 June 2015 included:

Grant date	19 September 2014	14 November 2014
Share price at grant date	$0.047	$0.050
Expected price volatility of the Company’s shares	90%	90%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.86%	2.55%

There were no performance rights granted in fiscal year 2014.

NOTE 31. SHARE-BASED PAYMENTS (continued)

The fair value at grant date for 42,000,000 long term incentives issued on 5 August 2015 are determined using a Black Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for these performance rights granted included:

Grant date	5 August 2015
Measurement period	5 August 2015 to 5 August 2017
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	162%
Expected dividend yield	Nil
Risk-free interest rate	1.95%

The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

The model inputs for performance rights granted during the year ended 30 June 2016 included:

Grant date	5 August 2015	1 October 2015
Measurement period – tranche 1	5 August 2015 to 2 October 2017	1 October 2015 to 2 October 2017
Measurement period – tranche 2	5 August 2015 to 2 October 2018	1 October 2015 to 2 October 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.047	$0.058
Expected price volatility of the Company’s shares	120%	120%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.12%	1.94%

The model inputs for performance rights granted during the year ended 30 June 2015 included:

Grant date	19 September 2014	14 November 2014
Measurement period – tranche 1	19 September 2014 to 2 October 2017	19 September 2014 to 2 October 2017
Measurement period – tranche 2	19 September 2014 to 2 October 2018	19 September 2014 to 2 October 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.042	$0.037
Expected price volatility of the Company’s shares	90%	90%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.86%	2.55%

NOTE 31. SHARE-BASED PAYMENTS (continued)

Set out below are summaries of options granted under the EIP:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,515,752	—	—	—	1,515,752	1,515,752
January 24, 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,680,868	—	—	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,758,176	—	(242,424)	—	1,515,752	1,515,752
January 24, 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,923,292	—	(242,424)	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,758,176	—	—	—	1,758,176	1,758,176
January 24, 2014	30 June 2018	0.0774	—	165,116	—	—	165,116	165,116

Total			1,758,176	165,116	—	—	1,923,292	1,923,292

Weighted average exercise price		0.0774					0.0774

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2016 was $0.0774 (2015 – $0.0774). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years. Options vest in three equal tranches, 33.3% vested on December 31, 2013, 33.3% vested on June 30, 2014, and 33.3% to vest on June 30, 2015. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Fair value of options granted

No options were granted during the year ended June 30, 2016 (2015 Nil, 2014 165,116 options granted). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTE 31. SHARE-BASED PAYMENTS (continued)

The model inputs for options granted included:

Grant date	23 December 2013	24 January 2014
Exercise price	$0.0774	$0.0774
Expiry period	36 months after vesting	36 months after vesting
Share price at grant date	$0.04	$0.05
Expected price volatility of the Company’s shares	112%	116%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.92%	2.81%

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

Set out below are summaries of options granted under the GESOP:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
August 1, 2012	1 August 2015	0.185	1,600,000	—	—	(1,600,000)	—	—
November 16, 2012	1 August 2015	0.185	1,200,000	—	—	(1,200,000)	—	—
February 20, 2013	20 February 2016	0.173	200,000	—	—	(200,000)	—	—

Total			3,000,000	—	—	(3,000,000)	—	—

Weighted average exercised price		0.184		—			—

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	3 November 2014	0.279	100,000	—	—	(100,000)	—	—
January 3, 2012	3 January 2015	0.233	100,000	—	—	(100,000)	—	—
August 1, 2012	1 August 2015	0.185	1,600,000	—	—	—	1,600,000	1,600,000
November 16, 2012	1 August 2015	0.185	1,200,000	—	—	—	1,200,000	1,200,000
February 20, 2013	20 February 2016	0.173	200,000	—	—	—	200,000	200,000

Total			3,200,000	—	—	(200,000)	3,000,000	3,000,000

Weighted average exercised price		0.189		—			0.184

2014 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 3, 2011	3 November 2014	0.279	100,000	—	—	—	100,000	100,000
January 3, 2012	3 January 2015	0.233	100,000	—	—	—	100,000	100,000
August 1, 2012	1 August 2015	0.185	1,600,000	—	—	—	1,600,000	450,000
November 16, 2012	1 August 2015	0.185	1,200,000	—	—	—	1,200,000	—
February 20, 2013	20 February 2016	0.173	200,000	—	—	—	200,000	—

Total			3,200,000	—	—	—	3,200,000	650,000

Weighted average exercised price		0.189		—			0.189

NOTE 31. SHARE-BASED PAYMENTS (continued)

All remaining options granted under the GESOP expired during the financial year and were forfeited as the exercise price as above the underlying share price.

There were no share options exercised during the year (2015 – $nil). The weighted average remaining contractual life of share options outstanding at the end of the period was Nil (2015 – 1 year). Options vested after a period of twelve months from the grant date.

Fair value of options granted

There were no options granted during the year ended 30 June 2016 (2015—   Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

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

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option. All options granted under the ESOP were forfeited in the prior year as the exercise price was above the underlying share price.

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

500,000 options expired during the financial year and were forfeited as the exercise price was above the underlying share price

Fair value of options granted

There were no options granted during the year ended 30 June 2016 (2015 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

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

All options granted were forfeited in the prior year as the exercise price was above the underlying share price.

(e) Performance rights issued to directors with shareholders approval

At the 2015 extraordinary general meeting, shareholders approved the issue of 20,000,000 performance rights to the directors. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.1 years (2015 – 1.8 years).

Set out below are summaries of performance rights granted with shareholders approval.

2016 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	0.037	6,004,902	—	2,573,529	—	3,431,373	—
November 14, 2014	0.037	4,068,627	—	4,068,627	—	4,068,627	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	—	20,000,000	6,666,666	—	13,333,334	—

Total		22,328,431	20,000,000	13,308,822	—	29,019,609	—

NOTE 31. SHARE-BASED PAYMENTS (continued)

2015 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	0.037	—	7,720,588	1,715,686	—	6,004,902	—
November 14, 2014	0.037	—	4,068,627	—	—	4,068,627	—
November 14, 2014	0.038	—	9,191,177	—	—	9,191,177	—
November 14, 2014	0.040	—	3,063,725	—	—	3,063,725	—

Total		—	24,044,117	1,715,686	—	22,328,431	—

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

(f) Options issued to other parties

During the year, options were issued to Ridgeback Capital Investments and Trout Group LLC.

Set out below is a summary of the options granted to both parties

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
July 31, 2015....	August 5, 2020	0.0237	—	371,445,231	—	—	371,445,231	371,445,231
July 31, 2015..	August 5, 2021	0.025	—	8,475,995	—	—	8,475,995	8,475,995
October 30, 2015....	October 30, 2020	0.057	—	793,103	—	—	793,103	793,103
March 7, 2016....	March 7, 2021	0.040	—	1,026,272	—	—	1,026,272	1,026,272

NOTE 31. SHARE-BASED PAYMENTS (continued)

Fair value of options granted

There were 381,739,601 options granted during the year ended 30 June 2016 (2015 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(g) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2016 A$	June 30, 2015 A$
Share-based payment expense	82,242	565,606
Employee share-based payment expense	1,976,417	738,799
Share Based Payment to strategic investor	47,468,071	—

	49,529,730	1,304,405

Share-based payment transactions with employees are recognised during the period as a part of corporate administrative expenses.

NOTE 32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2016 A$	June 30, 2015 A$	June 30, 2014 A$
Loss after income tax	(61,973,221)	(29,484,263)	(15,651,281)
Total comprehensive loss	(61,973,221)	(29,484,263)	(15,651,281)

Statement of financial position

	Parent
	June 30, 2016 A$	June 30, 2015 A$
Total current assets	20,205,467	6,103,198
Total non current assets	20,903,050	26,255,547

Total assets	41,108,517	32,358,745

Total current liabilities	1,103,005	1,848,136
Total non current liabilities	5,847,876	6,715,710

Total liabilities	6,950,881	8,563,846

Equity
— Contributed equity	194,530,932	179,878,437
— Reserves	63,219,244	5,535,781
— Accumulated losses	(223,592,540)	(161,619,319)

Total equity	34,157,636	23,794,899

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 24 for details in relation to contingent liabilities as at June 30, 2016 and June 30, 2015.

Capital commitments – Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2016 and June 30, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMA BIOMED LTD

/s/ Marc Voigt

By: Marc Voigt Title: Chief Executive Officer, Chief Financial Officer and Chief Business Officer

Date: October 3, 2016

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

4.1	Deed of Novation between The MacFarlane Burnet Institute for Medical Research and Public Health Ltd, Prima BioMed and Cancer Vac Pty Ltd, dated April 18, 2012	20-F	001-35428	4.4.1	10/30/13

4.2+	Prima BioMed Employee Share Option Plan	20-F	001-35428	4.12	2/13/12

4.3+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12

4.4+	Prima Executive Incentive Plan	20-F	001-35428	4.11	10/30/13

4.5+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.6+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.7+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.9#+	Second Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective September 8, 2016

4.10#+	Amendment to Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective September 8, 2016

4.11+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.12+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.13+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

4.14*	Supply, Distribution and Licensing Agreement between Prima BioMed and Neopharm Ltd., dated February 19, 2014	20-F	001-35428	4.20	9/24/14

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.15*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.16+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated 1 October 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.17#+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016

4.18#**	Sub-License, License and Asset Purchase Agreement, by and among Prima BioMed Ltd. and Sydys Corporation, dated May 12, 2016

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instructions to Form 20-F, the certifications furnished in Exhibits 13.1 and 13.2 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporates it by reference.