Form 20-F/A
period 2016-06-30
Prima BioMed Ltd
filed 2017-06-28
CIK 1506184

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

Marc Voigt, Chief Executive Officer

Level 12, 95 Pitt Street, Sydney, 2000 New South Wales, Australia

Phone +61 (0)2 8315 7003 Fax:+61 (0)2 8569 1880

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	NASDAQ Global Market (for listing purposes only)
American Depositary Shares, each representing 100 Ordinary Shares	NASDAQ Global Market

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

Prima BioMed Ltd is filing this Amendment No. 1 (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended June 30, 2016, which was originally filed with the Securities and Exchange Commission on October 3, 2016 (the “2016 Form 20-F”), for the purpose of filing the consent of PricewaterhouseCoopers, our independent registered public accounting firm, as Exhibit 15.1 hereto.

Other than as expressly set forth above or otherwise in this Amendment, this Amendment does not, and does not purport to, amend, update or restate the information in the 2016 Form 20-F, or reflect any events that have occurred after the 2016 Form 20-F was originally filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.

PRIMA BIOMED LTD

/s/ Marc Voigt
By: Marc Voigt
Title: Chief Executive Officer, Chief Financial Officer and Chief Business Officer

Date: June 28, 2017

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit	Description	Incorporated by Reference
		Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

4.1	Deed of Novation between The MacFarlane Burnet Institute for Medical Research and Public Health Ltd, Prima BioMed and Cancer Vac Pty Ltd, dated April 18, 2012	20-F	001-35428	4.4.1	10/30/13

4.4+	Prima Executive Incentive Plan	20-F	001-35428	4.11	10/30/13

4.5+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.6+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.7+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.9#+	Second Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective September 8, 2016

4.10#+	Amendment to Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective September 8, 2016

4.11+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.12+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.13+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

4.14*	Supply, Distribution and Licensing Agreement between Prima BioMed and Neopharm Ltd., dated February 19, 2014	20-F	001-35428	4.20	9/24/14

4.15*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.16+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated 1 October 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.17#+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016

4.18#**	Sub-License, License and Asset Purchase Agreement, by and among Prima BioMed Ltd. and Sydys Corporation, dated May 12, 2016

12.1##	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

Exhibit	Description	Incorporated by Reference
		Schedule/ Form	File Number	Exhibit	File Date

13.1##	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1##	Consent of PricewaterhouseCoopers

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Previously filed as part of our Annual Report on Form 20-F for the year ended June 30, 2016, as filed with the SEC on October 3, 2016.
##	Filed herewith.

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