Form 20-F
period 2017-06-30
Prima BioMed Ltd
filed 2017-10-19
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

Phone: +61 (0)2 8315 7003 Fax: +61 (0)2 8569 1880

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

The number of ordinary shares outstanding as of June 30, 2017 was 2,079,742,938.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

ii

INTRODUCTION

Prima BioMed Ltd was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with respect to our ordinary shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on April 12, 2012. Our American Depositary Shares, or ADSs, each of which represents 100 of our ordinary shares, were listed on the NASDAQ Global Market, or NASDAQ, under the symbol “PBMD” on April 16, 2012. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Prima BioMed”, “Prima” and the “Company” mean Prima BioMed Ltd and its subsidiaries, unless otherwise indicated.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements and these forward-looking statements, include, without limitation, any statements relating to:

•	our product development and business strategy, including the potential size of the markets for our products and future development and/or expansion of our products and therapies in our markets;

•	our future research and development activities, including clinical testing and manufacturing and the costs and timing thereof;

•	sufficiency of our cash resources;

•	our ability to commercialize products and generate product revenues

•	our ability to achieve and collect milestone and royalty payments from our collaboration partners and other contract counterparties;

•	our ability to raise additional funding when needed;

•	any statements concerning anticipated regulatory activities or licensing or collaborative arrangements, including our ability to obtain regulatory clearances;

•	our research and development and other expenses;

•	our operations and intellectual property risks;

•	our ability to remain compliant with NASDAQ’s continuing listing standards; and

•	any statement of assumptions underlying any of the foregoing.

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

The following selected consolidated financial data as of June 30, 2017 and 2016 and for the fiscal years ended June 30, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2015, 2014, and 2013 and for the fiscal years ended June 30, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2017	2016	2015	2014	2013
	(in A$, except share amounts)
License revenue	—	175,052	—	—	—
Other income	4,221,534	1,853,869	2,092,867	3,140,066	4,005,394
Depreciation & amortization	(1,701,615)	(1,993,093)	(1,341,202)	(446,360)	(254,024)
Research & development and intellectual property	(7,525,744)	(7,059,528)	(8,952,447)	(11,930,857)	(14,005,259)
Corporate administrative expenses	(4,346,952)	(6,982,629)	(5,723,106)	(4,092,623)	(4,851,195)
Loss on foreign exchange	—	(563,890)	—	—	—
Finance costs		(8,199)	(18,364,804)	—	—
Share Based Payment to strategic investor	—	(47,468,071)	—	—	—
Changes in fair value of derivative financial instruments	—	—	—	—	(33,714)
Changes in fair value of comparability milestone	—	(542,075)	—	—	—
Net change in fair value of convertible note liability	(751,816)	(607,637)	—	—	—
Loss on disposal of assets	—	—	(5,160)	—	—
Loss before income tax expense	(10,104,593)	(63,196,201)	(32,293,852)	(13,329,774)	(15,138,798)
Income tax (expense) / benefit	737,387	1,181,017	142,156	(13,607)	(86,873)

Net loss	(9,367,206)	(62,015,184)	(32,151,696)	(13,343,381)	(15,225,671)

Loss per share – basic and diluted (in A$ cents)	(0.45)	(3.08)*	(2.34)*	(1.03)*	(1.33)*

Weighted average number of ordinary shares outstanding – basic and diluted	2,072,450,143	2,016,566,497 *	1,371,431,903 *	1,292,764,473 *	1,148,247,371 *

*	Prima Biomed Ltd and all of its wholly owned subsidiaries (’the group’) revised the 2013 to 2016 EPS figures to correct the basic and diluted weighted average number of ordinary shares used in the EPS calculation. Although the figures have been updated in these financial statements, the Group has determined that the revision to the number of shares and the resulting EPS was not material to the 2013 to 2016 financial statements.

Consolidated Balance Sheet Data:

	As of June 30,
	2017	2016	2015	2014	2013
	(in A$)
Cash and cash equivalents	12,236,974	20,879,548	6,759,615	14,200,042	22,023,143
Working capital	13,287,250	20,198,827	3,643,408	21,912,972	28,248,167
Total assets	34,963,796	42,554,067	30,983,445	25,377,955	32,814,298
Long-term debt	5,778,984	5,027,168	—	—	—
Total shareholders’ equity	26,532,306	35,317,513	24,689,743	22,592,320	29,248,418
Contributed equity	195,352,543	194,530,932	179,878,436	149,014,372	142,326,977

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the historical daily exchange rates of the Australian dollar by the Reserve Bank of Australia (RBA).

Exchange rate as of September 29, 2017: A$1.00 is US$0.7839.

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2013	0.9275	1.0271	1.0593	0.9202
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7114
2016	0.7426	0.7283	0.7812	0.6867
2017	0.7692	0.7545	0.7724	0.7202

Month	High	Low
	US$	US$
April 2017	0.7602	0.7475
May 2017	0.7539	0.7352
June 2017	0.7692	0.7390
July 2017	0.8046	0.7585
August 2017	0.8011	0.7842
September 2017	0.8121	0.7813

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since its inception. For example, for the years ended June 30, 2016 and 2017, we had net losses of $62.0 million and $9.4 million, respectively.

We are at an early stage in the development of pharmaceutical products and their success is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer. We, and our partners, have four product candidates under development-IMP321, IMP761, IMP701 and IMP731, all of which are directed to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses. In prior years, our business was focused on the development of CVac™, an autologous dendritic cell cancer vaccine. However, in February 2015, we suspended the development of CVac™ during its Phase II clinical trials in favor of focusing on biologicals like IMP321, which offer greater commercial potential based on cost of goods alone. While the decision to consolidate the CVac™ clinical trial program and to cease the patient recruitment has led to a significant decrease of costs, the clinical trial program of IMP321 has generated new expenses, especially in relation to the two clinical trials AIPAC and TACTI-mel. There can also be no guarantee that IMP321 will successfully be partnered or that any of our product candidates or know how, whether partnered or not, will ever generate future revenues.

We expect to continue to incur losses from operations for the foreseeable future and expect the costs of drug development to increase in the future as more patients are recruited to the clinical trials. In particular, we expect to continue to incur significant losses in carrying out clinical trials of IMP321 and ongoing research in terms of immunotherapy product candidates, such as IMP761. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products such as IMP321 and IMP761, we may experience larger than expected future losses and may never become profitable.

Moreover, there is a substantial risk that we, or our development partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We have no medicinal products approved for commercial sale and no source of material revenue.

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the success of our product candidates, especially the LAG-3 related ones.

The LAG-3 product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology in December 2014. This acquisition significantly expanded Prima’s clinical development product portfolio to other categories of immunotherapies. It has also provided Prima with partnerships with several of the world’s largest pharmaceutical companies.

We have four LAG-3 product candidates. The most advanced of the three is IMP321. IMP321 is a recombinant protein typically used in conjunction with other therapies (e.g. chemotherapy) to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm, especially for the territory of China.

Another LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 has been licensed to CoStim (Novartis), which is solely responsible for its development and manufacturing.

Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing.

Our forth LAG-3 product candidate is IMP761, a new early stage product candidate which is being developed as our first agonist antibody of LAG-3.

In addition to these products Immutep also has a dedicated R&D laboratory outside Paris with ongoing research capabilities. Immutep also currently generates modest income from sales of LAG-3 research reagents.

There can be no assurance that our or our partners’ ability to develop any product candidate, will be successful or our ability to obtain the necessary regulatory approvals with respect to any of the foregoing will be successful.

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

In addition, because of the numerous risks and uncertainties associated with product candidate development, we are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability. Our expenses could significantly increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated and even if our product candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of such products and there can be no guarantee that we will ever generate significant revenues.

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

Until our product candidates become commercially available, we will need to obtain additional funding in connection with the further development of our product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for stockholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock to fall.

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

The development and commercialization of IMP321, IMP701, IMP761 and IMP731, or any other product candidate we may develop, is subject to many risks, including:

•	additional clinical or pre-clinical trials may be required beyond what we currently expect;

•	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;

•	regulatory authorities may disagree with our proposed design of future clinical trials;

•	regulatory authorities may not accept data generated at our clinical study sites;

•	we may be unable to obtain and maintain regulatory approval of our product candidate in any jurisdiction;

•	the prevalence and severity of any side effects of any product candidate could delay or prevent commercialization, limit the indications for any approved product candidate, require the establishment of a risk evaluation and mitigation strategy, or REMS, or cause an approved product candidate to be taken off the market;

•	regulatory authorities may identify deficiencies in our manufacturing processes or facilities or those of our third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	the third-party manufacturers we expect to depend on to supply or manufacture our product candidates may not produce adequate supply;

•	we, or our third-party manufacturers, may not be able to source or produce cGMP materials for the production of our product candidates;

•	we may not be able to manufacture our product candidates at a cost or in quantities necessary to make commercially successful products;

•	we may not be able to obtain adequate supply of our product candidates for our clinical trials;

•	we may experience delays in the commencement of, enrolment of patients in and timing of our clinical trials;

•	we may not be able to demonstrate that our product candidates are safe and effective as a treatment for its indications to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our product candidates;

•	we may not be able to maintain a continued acceptable safety profile of our products following approval;

•	we may be unable to establish or maintain collaborations, licensing or other arrangements;

•	the market may not accept our product candidates;

•	we may be unable to establish and maintain an effective sales and marketing infrastructure, either through the creation of a commercial infrastructure or through strategic collaborations, and the effectiveness of our own or any future strategic collaborators’ marketing, sales and distribution strategy and operations will affect our profitability;

•	we may experience competition from existing products or new products that may emerge;

•	we and our licensors may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our product candidates; and

•	we may not be able to obtain and maintain coverage and adequate reimbursement from third-party payors.

If any of these risks materializes, we could experience significant delays or an inability to successfully commercialize IMP321, IMP761, IMP701 and IMP731, or any other product candidate we may develop, which would have a material adverse effect on our business, financial condition and results of operations.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

We completed our acquisition of Immutep, in December 2014 for consideration of up to US$25m in cash and stock. Although we have completed the integration of Immutep’s business into our own, we have not yet achieved, and may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, there may be unexpected problems in the business unrelated to the Immutep acquisition that have a negative effect on our business. If we fail to implement our business strategy, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

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

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, quality issues, setbacks or negative results in, or termination of, our clinical trials, it may be unable to continue the development of our products or product candidates or generate revenue and our business may be severely harmed.

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

IMP321 is undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product candidate in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product candidate. Even if we receive regulatory approval for any product candidate, our profitability will depend on our ability to generate revenues from the sale of those product candidates or the licensing of our technology.

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

Biological product candidates like IMP731, IMP701, IMP761 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

The clinical development of autologous dendritic cell cancer vaccines such as CVac is complex and more expensive to produce than most other biologicals such as IMP321. Biologicals like IMP321 offer greater commercial potential based on cost of goods alone. Such lower cost and greater commercial potential were main contributing factors in our decision to focus our clinical trial resources internally on developing IMP 321 whilst seeking a partner to develop CVac. With consolidation of the CVac program and the spin off transaction with Sydys Corporation, a US based special purpose vehicle, the manufacturing and other uncertainties surrounding CVac have now transferred to Sydys. Compared to our other partners Novartis and GlaxoSmithKline who are well funded and established within the industry, the transaction with Sydys bears significantly more risk given that Sydys first needs to establish itself and secure significant funds to develop CVac, and there is no guarantee that Sydys will be successful in that respect. The successful approval of CVac by regulatory authorities and the manufacturing of CVac will be beyond the control of Prima.

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

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have collaborative arrangements with Eddingpharm for the development of IMP321 for China, Macau and Taiwan. Any revenues from sales of any of our partnered product candidates will depend on the success of the collaboration partner.

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

There is a risk that IMP321 or any other product candidate may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

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

Physicians, patients, payers or the medical community may be unwilling to accept, use or recommend our product candidates which would adversely affect our potential revenues and future profitability.

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

Successful commercialization of our product candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidates may not be considered cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the price for our product candidates decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We may face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize products and product candidates.

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

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our initial U.S. public offering, which closed on July 5, 2017; (ii) the last day of the first fiscal year in which we have total annual gross revenues of at least $1,070,000,000; (iii) the date on which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares (including ordinary shares represented by ADSs) that is held by non-affiliates exceeds $700 million as of the end of the second quarter of our last completed fiscal year; and (iv) the date on which we have issued more than $1 billion in non-convertible debt during a three-year period.

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

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, advisors and consultants to enter into confidentiality and invention assignment agreements with us. However, current or former employees, advisors and consultants may unintentionally or wilfully disclose our confidential information to competitors, and confidentiality and invention assignment agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality and invention assignment agreements may vary from jurisdiction to jurisdiction.

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

The market price of our ordinary shares historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian-listed ordinary shares and our NASDAQ-listed ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of our securities.

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.028 and US$1.70, respectively, to a high of A$0.085 and US$6.00, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2017, our ordinary shares traded on the ASX from low of A$0.03 to a high of A$0.04 per share. During the fiscal year ended June 30, 2016, our ordinary shares traded on the ASX from a low of A$0.04 to a high of A$0.09 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse in each of the prior two years.

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

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs will be quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the value of the Australian dollar remained relatively stable against the U.S. dollar. There can be no assurance, however, that this trend will continue. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

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

Our business is affected by fluctuations in foreign exchange rates. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline. Our expenses will be denominated in Australian dollars, U.S. dollars and European euro. Last year, the Australian dollar has, as a general trend, remained stable against the U.S. dollar and European euro, whereas two years ago, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2017, there was a small foreign exchange gain as a result of currency fluctuations of A$433. In fiscal 2016, we made net foreign exchange losses as a result of currency fluctuations of A$0.6 million. In fiscal 2015, we made net foreign exchange gains as a result of currency fluctuations of A$0.5 million.

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

We are exposed to differing legal and tax laws in multiple jurisdictions, including complex transfer pricing rules in Australia.

We and our subsidiaries are located in a number of jurisdictions and therefore have exposure to different legal and taxation requirements in multiple jurisdictions, which requirements are subject to change. The listed entity Prima Biomed Ltd is incorporated in, and a tax resident of, Australia. It has a number of intercompany arrangements with its subsidiaries (resident outside Australia), including, for example, funding and employee sourcing arrangements. In Australia there are complex and material requirements on transfer pricing of intercompany loan arrangements with overseas entities. The multiple jurisdictional structure of the Company and its subsidiaries can expose the group to substantial compliance and taxation liabilities. While we believe we are compliant with these tax laws, there is a risk that we and our subsidiaries could be subject to tax audits (with the resulting compliance costs) or exposed to fines or penalties.

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

If we fail to comply with the Nasdaq listing requirements, Nasdaq may delist the ADSs, which could limit liquidity of the ADSs and adversely affect our business and access to future capital.

The ADSs are listed on the Nasdaq Global Market under the symbol “PMBD.” In the past we have failed, and in the future we may again fail, to comply with the Nasdaq Global Market regulations and listing requirements as to minimum stockholders’ equity, minimum market value, minimum total assets and revenue, minimum bid price, minimum public float and/or other requirements, and as a result Nasdaq may initiate procedures to delist the ADSs from the Nasdaq Global Market, which may adversely affect our business.

For example, on March 4, 2016, we announced that we received a deficiency letter from Nasdaq that indicated that we were not in compliance with the US$1.00 minimum bid price rule applicable to securities listed on Nasdaq for failing to have a bid price for the ADSs of at least US$1.00 per ADS for the prior 30 trading days. After regaining compliance, we announced that we received another deficiency letter from Nasdaq on August 10, 2016 advising us that we were again not in compliance with the minimum bid price rule. Although we remedied this noncompliance in part through changing the ordinary share-to-ADS ratio from 30:1 to 100:1 in December 2016, there can be no assurance that we will again not fall below the minimum bid price required by the Nasdaq listing requirements nor can there be any assurance that we will not be required to further change our ordinary share-to-ADS ratio in response thereto. During the fiscal year ended June 30, 2017, the ADSs have traded in a range from a low of US$1.70 to a high of US$3.30.

If we fail to meet Nasdaq’s continued listing rules, the ADSs may be delisted from the Nasdaq Global Market. Delisting from the Nasdaq Global Market could have an adverse effect on our business, including our ability to access future capital, and on the trading of the ADSs. If a delisting of the ADSs were to occur, the ADSs may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in the ADSs as well as significantly impact the price and liquidity of the ADSs. Any such delisting may also adversely affect the trading of the ADSs by ADS holders, or impede them from liquidating their holdings. Delisting may also make it more difficult for us to issue additional securities or secure additional financing, particularly in the United States.

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

Fiscal 2017

On July 12, 2016 Prima BioMed announced a new clinical trial investigating the intra-tumoural injection of IMP321. The collaborative study is being conducted by lead investigator and sponsor, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany.

On August 18, 2016 Prima BioMed provided the market with an operational update on the Company’s cash position and the recruitment progress in its two active clinical trials in IMP321: AIPAC (Active Immunotherapy PAClitaxel) and TACTI-mel (Two ACTive Immunotherapeutics in melanoma).

On 25 August 2016 Prima BioMed announced the granting of patent number 2142210 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease” by the European Patent Office. This patent relates to Prima’s IPM731 antibody (originally developed by Immutep).

On November 23, 2016 Prima BioMed announced the signing of a non-binding MOU and strategic development and manufacturing partnership it entered into with WuXi Biologics. Under the partnership, WuXi Biologics will be the exclusive clinical and commercial manufacturer for IMP321 for Prima worldwide (excluding: China, Macau, Taiwan and Hong Kong where rights are retained by Eddingpharm, Prima’s development partner in China)

On December 19, 2016 Prima BioMed announced a ratio change for its American Depositary Share (ADS) program, changing from thirty (30) ordinary shares to one hundred (100) ordinary shares, effective December 28, 2016 (US E.S.T).

On December 20, 2016 Prima BioMed received approval from the Competent Authority and Ethics Committee in the UK for its Phase IIb AIPAC study of IMP321. The safety run-in phase of the first patient cohort is already being conducted across 11 clinical sites in Belgium, The Netherlands and Hungary.

On December 22, 2016 Prima BioMed announced interim data from its AIPAC Phase IIb clinical trial in breast cancer, testing IMP321 plus paclitaxel chemotherapy, with all 15 patients in the safety run-in phase confirming previous trial results as well as the safety, pharmacokinetics and pharmacodynamics of IMP321 at both dosage levels.

On December 29, 2016 Prima BioMed announced first clinical data from its TACTI-mel Phase I clinical trial for IMP321 combined with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) in melanoma cancer. The results confirmed that IMP321 is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage.

On January 3, 2017 Prima BioMed announced a new early stage product candidate to be known as IMP761, developed at a laboratory in Paris, and believed to be the first agonist antibody of LAG-3.

On January 5, 2017 Prima BioMed entered into new Material Transfer Agreement with Japan’s CYTLIMIC, a recent spin off from NEC Corporation (NEC), to test a cancer peptide vaccine in combination with IMP321.

On January 12, 2017 Prima BioMed commenced recruitment for the second cohort of six patients for its TACTI-mel melanoma trial being conducted in Australia. This second cohort was fully recruited by March.

On January 20, 2017 Prima BioMed commenced the enlarged randomised phase of its AIPAC Phase IIb clinical trial for IMP321 in breast cancer. The randomised phase will see half of the 226 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with IMP321.

On February 13, 2017 Prima BioMed announced that it received A$860k grant income from the French Government with respect to expenditure incurred by Immutep on European R&D activities in the 2015 calendar year, related to the Company’s LAG-3 programs.

On March 1, 2017 Prima BioMed announced the granting of patent number 9,579,382 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the United States Patent Office. This patent supports the use of IMP321 as it is being used in the AIPAC trial in metastatic breast cancer.

On April 12, 2017 Prima BioMed announced that it received A$492k grant income from the Australian Government provided in respect of expenditure incurred on eligible R&D activities conducted in the 2016 fiscal year, mainly related to the Company’s TACTI-mel trial in Australia.

On April 19, 2017 Prima BioMed announced that it received approval to recruit six patients for the third cohort of its Phase I TACTI-mel melanoma trial to be dosed at the 30mg dose level.

On June 1, 2017 Prima BioMed announced the formation of a Clinical Advisory Board to serve as a strategic resource as the Company continues to advance the clinical development program and commercialisation path for IMP321 worldwide.

On June 5, 2017 Prima BioMed announced positive safety and efficacy data from the 15 patient safety run-in stage of its AIPAC clinical trial for IMP321 in breast cancer, presented at the 2017 ASCO Conference in Chicago, U.S.A.

On June 26, 2017 Prima BioMed provided the market with a mid-year operational update on its clinical trials as well as advising of its Chinese partner, EOC Pharma’s (affiliate of Eddingpharm) application for an Investigational New Drug as a preparation to start clinical trials.

On June 30, 2017 Prima BioMed announced it had entered a securities purchase agreement with investors in the U.S.A, raising US$5.0 Million via a registered direct offering of its American Depositary Shares.

Fiscal 2018

On July 10, 2017 Prima BioMed announced that it received regulatory and ethical approvals for the clinical trial investigating IMP321 in new settings, called “INSIGHT”, in collaboration with the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany.

On July 17, 2017 Prima BioMed announced the second milestone payment expected from Novartis relating to Prima’s IMP701 LAG-3 antibody.

On July 18, 2017 Prima BioMed provided the market with a Second Half 2017 operational update on the extended cash balance subsequent to the closing of the U.S. capital raise and expected 2nd milestone payment from Novartis.

On 16 August, 2017 Prima BioMed announced that it received A$1.3m grant income from the French Government provided under the Crédit d’Impôt Recherche scheme via Immutep.

On 21 August, 2017 Prima BioMed announced the appointment of Grant Chamberlain to the Board as a Non-Executive Director with immediate effect.

On 30 August, 2017 Prima BioMed announced a research collaboration with Melbourne’s Monash University as well as the receipt of a A$360k grant under the Australian Research Council’s Linkage Project scheme.

On 5 September, 2017 Prima BioMed announced that it received a Japanese patent grant for IMP321 in infectious disease, patent number 6169734 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response.”

On 8 September, 2017 Prima BioMed announced that it received a Japanese patent grant for IMP731 antibody, patent number 6177735 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease”.

B. Business Overview

Background

Prima BioMed is a leader in the development of immunotherapeutic products. Our key product candidate is IMP321, which is a recombinant protein in clinical trials for the treatment of cancer.

IMP321, based on the LAG-3 immune control mechanism plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an antigen presenting cell (APC) activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869).

A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima BioMed’s pharmaceutical partners. Prima BioMed is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Operations Summary

Prima BioMed has administrative offices in Sydney, Australia and in Germany. With the acquisition of Immutep in December 2014 we also have a laboratory located in Paris for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: IMP321, IMP761, IMP701 and IMP731.

As of June 30, 2017, we employed 17 people. Our internal staff manages finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

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

Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of LAG-3 products. Further details are provided under intellectual property section.

Prima BioMed is developing IMP321 jointly with Eddingpharm under a licensing agreement dated May 2013 between Immutep and Eddingpharm. Eddingpharm has the exclusive development right of the IMP321 product in China, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm has paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321 but current and future costs of manufacturing of IMP321 are now Prima’s responsibility. Immutep will offer technical assistance to Eddingpharm to facilitate its application to register IMP321 in China, Macau and Taiwan. Eddingpharm is also required to make further milestone payments to Immutep if IMP321 achieves specific development milestones as well as undisclosed royalties on sales. Eddingpharm’s co-development of IMP321 is supported by a sublicense from Immutep to the background Serono licensed IP.

In Fiscal 2016, Prima Biomed started two new clinical trials for IMP321. The first one was Active Immunotherapy PAClitaxel (AIPAC), a Phase IIb study on IMP321’s effectiveness in treating metastatic breast cancer. Meetings have taken place with the European Medicines Agency (EMA) in regard to protocol design of the AIPAC study and the EMA have shown their support of the design, although a scientific advice is not legally binding. The primary purpose of the AIPAC trial, which will have a study group of up to 226 patients, is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The second of the two clinical trials was Two ACTive Immunotherapeutics in melanoma (TACTI-mel), a Phase I study on IMP321’s effectiveness in enhancing immune responses to PD-1 inhibitors in melanoma patients. The primary purpose of the TACTI-mel trial, which will have a study group of up to 18 patients, is to determine safety and dosage levels for combining the two products in future trials.

In Fiscal 2017, Prima BioMed announced a new clinical trial investigating e.g. the intra-tumoural injection of IMP321. The collaborative study is being conducted by lead investigator and sponsor, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany. It is an investigator initiated clinical trial.

On December 22, 2016 Prima BioMed announced interim data from its AIPAC Phase IIb clinical trial in breast cancer, testing IMP321 plus paclitaxel chemotherapy, with all 15 patients in the safety run-in phase confirming previous trial results as well as the safety, pharmacokinetics and pharmacodynamics of IMP321 at both dosage levels.

On December 29, 2016 Prima BioMed announced first clinical data from its TACTI-mel Phase I clinical trial for IMP321 combined with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) in melanoma cancer. The results confirmed that IMP321 is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage.

On January 3, 2017 Prima BioMed announced a new early stage product candidate to be known as IMP761, developed in our laboratory in Paris, and believed to be the first agonist antibody of LAG-3.

On January 5, 2017 Prima BioMed entered into new Material Transfer Agreement with Japan’s CYTLIMIC, a recent spin off from NEC Corporation (NEC), to test a cancer peptide vaccine in combination with IMP321.

On January 12, 2017 Prima BioMed commenced recruitment for the second cohort of six patients for its TACTI-mel melanoma trial being conducted in Australia. This second cohort was fully recruited by March.

On January 20, 2017 Prima BioMed commenced the enlarged randomised phase of its AIPAC Phase IIb clinical trial for IMP321 in breast cancer. The randomised phase will see half of the 226 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with IMP321.

On June 5, 2017 Prima BioMed announced safety and efficacy data from the 15 patient safety run-in stage of its AIPAC clinical trial for IMP321 in breast cancer, presented at the 2017 ASCO Conference in Chicago, U.S.A.

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

The development of IMP731 was licensed to Glaxo Smith Kline (GSK) under a license and research collaboration agreement dated December 2010 between Immutep and GSK. Under the sublicense, GSK has the exclusive development right of IMP731and will fund all the development costs and make potential milestone payments in the aggregate amount of up to £64 million as well as potential royalty payments to Immutep.

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

IMP701 Clinical Development

The third key product candidate of Prima Biomed is IMP701, an antagonist (blocking) antibody targeting the LAG-3 molecule with potential application in the treatment of cancer. It is designed to block the negative signal in cytotoxic T cells, which may stop T cells from responding to the cancer. The product candidate was acquired through Prima Biomed’s acquisition of Immutep in December 2014.

The development of IMP701 was licensed to CoStim Pharmaceuticals under an exclusive license and collaboration agreement dated September 2012 between Immutep and CoStim. Under the license, CoStim has the exclusive development right of IMP701, in consideration for the obligation to fund all the development costs and to make milestone and royalty payments to Immutep.

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

IMP761 Preclinical Development

IMP761, our fourth LAG-3 related product candidate, is our first agonist antibody related to LAG-3. The product candidate is not partnered and in early preclinical development (in vitro and in vivo studies). No GMP grade material has been produced yet.

Research Reagents used in the Development of LAG-3 Products

Immutep manufactures, sells and distributes research reagents used by scientists in the research of LAG-3 products. The business generates around €100,000 per year for Immutep. The reagents are manufactured by Immutep and distributed through third party distributers. These third parties include Adipogen and Enzo.

The research reagents were originally manufactured and sold based on background licensed technology from Serono. Since 2016, the relevant patents have expired and Immutep therefore has no further obligation to make royalty payments on these sales to Serono under the licensing agreement dated December 2002 between Immutep and Serono.

CVac (Clinical Development for the Treatment of Ovarian Cancer Patients in Remission)

Prior to the acquisition of Immutep, Prima BioMed’s lead program was CVac the treatment of epithelial ovarian cancer patients who were in complete second remission. This disease represents a significant unmet medical need due to the high relapse rates and high morbidity associated with the disease.

After completing a strategic review of the assets after acquiring Immutep in December 2014, Prima BioMed decided to consolidate the CVac clinical trial program and seek a development partner. In May 2016 Prima entered into a sale and exclusive licensing agreement with Sydys Corporation,Inc., a New York-based company that has been repurposed as a clinical stage biotechnology company in order to develop the CVac assets. The shares of Sydys are publicly traded in the United States.

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

In February 2014, Neopharm and Prima entered into an exclusive supply and manufacturing agreement whereby Prima granted Neopharm the exclusive right to distribute the CVac product in Israel and Palestine for treatment of cancer. Prima will provide support and data for Neopharm to obtain marketing authorisation of CVac in these territories. Upon approval, Prima will then manufacture CVac for Neopharm for treatment of patients. Prima and Neopharm will share net profits 50/50. This agreement was transferred to Sydys as part of the completion of the exclusive licensing agreements.

Intellectual Property

As of 30 June 2017, Prima owns, co-owns or licenses a total of 14 patent families. Two of these patent families are in-licensed from Merck Serono and cover the background LAG-3 intellectual property (refer to the following paragraph for further details). The Merck Serono families will expire during fiscal years 2018 and 2019 and three other in-licensed Serono families covering the background LAG-3 intellectual property expired during fiscal years 2015-2017.

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

In addition to the patent families in-licensed from Merck Serono, Prima owns, co-owns or in-licenses 11 patent families which collectively cover its candidates IMP321, IPM731, IMP701 and IMP761.

CVac is protected in some major markets and a number of other countries by one patent family licensed from the Burnet Institute in Melbourne, Australia pursuant to a novation agreement between the Burnet Institute, Prima BioMed and Cancer Vac Pty Ltd. A decision has been made by Prima to allow the non-US CVac patents to lapse 6 months earlier than would otherwise have been the case by failing to pay the final renewal fees due in September 2017. Therefore, including the 6-month grace period for late-payment of renewal fees, these non-US patents will lapse in March 2018. The US CVac patent expires in August 2022 and steps have been taken to pay the renewal fee due in January 2018.

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

During the course of fiscal year 2016, the Company took action to file a trademark application for Prima BioMed in Australia and also an International (Madrid) application designating United States, Europe (EU), China and Japan, claiming priority from the Australian application. The respective applications are now pending in China, accepted in Australia, and registered in United States, Europe and Japan.

CVac is a registered trademark in Australia, the United States, Europe, New Zealand, China, and the UAE. Immutep is a registered trademark in France and an application has been filed in Australia. The Company owns both of these trademarks in these jurisdictions. The CVac trademark has been licensed to Sydys. See “Item 4. Information on the Company B “Background - CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission” for more information.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2017) and title.

Patent Family	Title	Status	Expires
Family 338 (Serono)	Mutants of LAG-3 proteins, products of the expression of these mutants and use	Granted US	Nov 2017
Family 356 (Serono)	Use of MHC Class II ligands as adjuvant for vaccination and of LAG-3 in cancer treatment	Granted Europe x2, Canada x2, Israel, Japan, Korea, Singapore, Australia, China, Hong Kong, Mexico, US x2	Sept 2018
Family 400 (IGRD and Paris XI)	Molecules binding to Glu-Pro motifs, therapeutical compositions containing them and their applications	Granted Europe	2021
Family 500 (Immutep)	Vaccine composition comprising a class II MHC ligand couples with an antigen, method for the preparation and the use thereof	Granted Canada, Europe, Japan	2025
Family 550 (Immutep & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending Canada, China, US, Europe and Japan Granted US, Europe and Japan	2028
Family 600 (Immutep)	Compositions containing LAG-3 and cells that secrete GM-CSF and the methods of use	Granted US	2028
Family 650 (Immutep)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe (x3), Japan and US Granted Australia, Europe, Japan and US	2028
Family 660 (Immutep)	Combined preparations for the treatment of cancer	Pending in Australia, China, Europe, Japan, Korea, US and Hong Kong	2034
Family 670 (Immutep)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, Brazil, India and Israel	2036
Family 700 (Immutep & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 countries	2035
Family 710 (Immutep & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending PCT application	2036
Family 761 (Immutep)	Anti-LAG-3 antibodies	Pending PCT application	2036
Family 800 (Immutep)	Binding assay	Chinese provisional	2037
Family 3
(Burnet Institute)	Method of producing dendritic cells pulsed with MFP	Granted in Australia, Europe, Canada, Japan (x2), Canada and US.	2018 (2022 in US)

Competition

We expect to face competition from other pharmaceutical or biotech companies and academic institutions that are developing comparable products including LAG-3 antibodies, checkpoint activators/inhibitors, cell therapies and other cancer treatments. We believe the competitive position of Prima BioMed in the face of such competition will be driven by a number of factors including the safety and efficacy of IMP321 or our other product candidates compared with competitor products, the price value analysis, adoption by patients and physicians, timing of entry into the market in each indication, and the timing of regulatory approvals and influence of regulatory approvals such as orphan designation. The need to continuously improve and optimize manufacturing costs is also expected to be crucial to remaining competitive.

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

There are a number of companies developing antagonist LAG-3 antibodies like IMP701 that are more advanced than that being developed by Novartis but the safety and efficacy of these candidates remains to be seen. As far as we are aware, there are currently no other companies developing depleting LAG-3 antibodies such as IMP731 other than our partner, GSK. Our new early stage product candidate IMP761 is being developed as the first ever agonist antibody of LAG-3. It is mechanistically distinct from any of the known LAG-3 antibodies.

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

Other U.S. Regulatory Requirements

After approval, products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labelling changes and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the BLA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or BLA holder.

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

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, promoting products for uses or in patient populations that are not described in the product’s approved labelling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the Internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Changes to some of the conditions established in an approved application, including changes in indications, labelling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

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

Biological product candidates like CVac, IMP731, IMP761, IMP701 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

C. Organizational Structure

Below is a list of the current subsidiaries of Prima BioMed Ltd., including our ownership percentage, its date of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States and expand our operations in Australia.

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Prima BioMed USA Inc.	100%	April 2010 (formed)	Delaware, United States
Prima BioMed GmbH	100%	September 2010 (formed)	Germany
Prima BioMed Australia Pty Ltd	100%	November 2011 (formed)	Australia
Prima BioMed IP Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Foreign Currency Risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

The group seeks to minimize potential adverse effects on the financial performance of the group. The group considers using derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures or using natural hedging. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. There were no derivative financial instruments held by the group as at 30 June 2017, 30 June 2016 and 30 June 2015.

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

The Australian and French Government R&D tax incentive schemes relating to eligible research and development activities are expected to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

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

Background

Prima BioMed is a globally active biotechnology company that is a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Prima’s main pipeline of products is based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. The most clinically advanced product is a immunostimulatory factor (APC activator), IMP321, for cancer chemoimmunotherapy which has completed early clinical trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

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

Development

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalized under AASB 138 Intangible Assets (IAS 38).

Going concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2017, the Group holds cash and cash equivalents of $12,236,974 (2016: $20,879,548) and raised capital (net of costs) of approximately A$5.3 million in early July 2017. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Amortization of intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Results of Operations

Comparison of Fiscal Year Ended June 30, 2017 to Fiscal Year Ended June 30, 2016

Other Income

Other income increased by A$2.3 million to A$4.2 million for FY2017 from A$1.9 million for FY2016. The increase was primarily attributable to A$2.4 million higher grant income from the Australian and French governments recognised in the fiscal year of 2017.

In April Prima received a A$0.5 million cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2016 and mainly related to our TACTI-mel trial being conducted in Australia. The company has also benefited from cash grants of €0.6 million (approximately A$0.9 million) from the French Crédit d’Impôt Recherche scheme (received in February 2017) for the eligible R&D expenditures incurred in the calendar year 2015 in Europe. In addition, Prima has recognised approximately A$0.6 million grant income from the Australian Federal Government’s R&D tax incentive program and A$1.3 million (received in August 2017) from French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in the fiscal year of 2017 and the calendar year of 2016, respectively.

Miscellaneous income increased by A$0.1 million to A$0.8 million for FY2017 from A$0.7 million for FY2016. This increase was primarily attributable to sales growth of manufactured product used in research.

Interest income for FY2017 was A$0.1 million versus A$0.3 million for FY2016. The decrease was due to a decrease in the level of cash held on term deposits and a reduction in interest rates.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased by A$0.4 million to A$7.5 million for FY2017 from A$7.1 million for FY2016. The slight increase was expected and was primarily due to the increase in R&D expenses due to patient recruitment for our two IMP321 related clinical trials, AIPAC and TACTI-mel, and the development of our new product candidate IMP761.

Corporate Administrative Expenses

Corporate administrative expenses for FY2017 was A$4.3 million compared to A$7.0 million in FY2016. This decrease of A$2.7 million was primarily due to a decrease of A$1.2 million in finance, legal and consulting expenses, a decrease of A$0.4 million in labour expenses, and a decrease of A$1.2 million in employee share-based payment expenses in FY2017 compared to the prior period.

Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased to A$1.7 million for FY2017 from A$2.0 million for FY2016. This was due to certain intellectual property assets and the plant & equipment of CVac being written off during the fiscal year of 2016.

Finance cost

Finance costs were A$0 for FY2017 compared to A$0.01 million for FY2016. The interest expense incurred in the fiscal year of 2016 related to other borrowings which were repaid in August 2015.

Changes in fair value of comparability milestone

Changes in fair value of the comparability milestone were A$0 for FY2017 compared to A$0.5 million for FY2016. This amount related to a payment into a retention account on the acquisition of Immutep which was measured at fair value through the profit and loss.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$0.8 million for FY2017 compared to A$0.6 million for FY2016. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net Loss

Net loss decreased to A$9.4 million for the fiscal year of 2017 from A$62.0 million for the fiscal year of 2016. This decrease was primarily due to the accounting treatment for a share based payment to a strategic investor where A$47.5 million was expensed in FY2016. The amount represents the difference between the accounting fair value of convertible notes and warrants issued to Ridgeback Capital Investments and the cash received, which was expensed on grant date.

Comparison of Fiscal Year Ended June 30, 2016 to Fiscal Year Ended June 30, 2015

Revenue

The license revenue for fiscal year 2016 was A$0.2 million and nil for fiscal year 2015. The increase of A$0.2 million was attributable to revenue received in relation to an out-licensing deal of one of the company’s Intellectual Property assets.

Other Income

Other income decreased to A$1.9 million for fiscal year 2016 from A$2.1 million for fiscal year 2015, a decrease of A$0.2 million, or 11.4%. Other income consists of interest income, cash tax rebates, grant income, gain on foreign exchange and other miscellaneous income. The interest income for fiscal year 2016 was A$0.3 million and A$0.2 million for fiscal year 2015. The increase in interest income in fiscal year 2016 is due to an increase in the level of cash held on term deposits and a decrease in interest rates on term deposits. Income from cash tax rebates and grant income from the Saxony Development Bank related to eligible research and development expenditures consists of A$0.9 million and A$1.2 million for fiscal year 2016 and fiscal year 2015, respectively. The decrease of A$0.3 million was attributable to the reduction in the Research & Development expenditure in fiscal year 2016 compared to fiscal year 2015. No foreign exchange gain was recognized in 2016 compared to a gain of A$0.5 million for fiscal year 2015, which was driven by the impact of changes in our U.S. and Euro cash holdings compared to the prior year.

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

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$2.0 million for fiscal year 2016 from A$1.3 million for fiscal year 2015, an increase of A$0.7 million, or 49%. The increase is attributable to amortization costs incurred on Intellectual Property Assets acquired on the purchase of Immutep covering the full year in fiscal year 2016 compared to the part of fiscal year 2015.

Loss on foreign exchange

Loss on foreign exchange was $0.6 million for fiscal year 2016 compared to nil for fiscal year 2015, which was driven by the impact of changes in exchange rates on our U.S. and Euro cash holdings compared to the prior year.

Share Based Payment to strategic investor

The Share Based Payment to strategic investor expense was A$47.5 million for fiscal year 2016 compared to A$0 in fiscal year 2015. The amount represents the difference between the fair value of convertible notes and warrants issued to Ridgeback Capital Investments and the cash received. Due to additional benefits being provided by Ridgeback, the difference has been expensed on grant date in accordance with AASB 2 (IFRS 2) . Refer to note 15 to the consolidated financial statements for further information.

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

Net change in fair value of convertible note liability

Net change in fair value of convertible note liability of A$0.6 million were incurred during fiscal year 2016 compared to nil in fiscal year 2015. The increase was attributable to the liability component of the convertible note being measured at fair value as required by AASB 2 (IFRS 2). Refer to note 15 to the consolidated financial statements for further information.

Net Loss

Net loss increased to A$62.0 million for fiscal year 2016 from A$32.2 million for fiscal year 2015, which was primarily driven by non-cash financing costs, including a share-based payment to a strategic investor (Ridgeback Capital Investments) and non-cash changes in the fair value of the financial liability. Removing the impact of those two non-cash items results in a loss after tax for FY16 of A$13,939,476. This loss is 0.91% higher when compared to the adjusted previous period loss of A$13,813,681 after removing non-cash financing costs of A$18,338,015.

New Accounting Standards and Interpretations Not Adopted

New and amended standards adopted by the group

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2017 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)	AASB 15 (IFRS 15) Revenue from Contracts with Customers—The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 (IAS 18) which covers revenue arising from the sale of goods and the rendering of services and AASB 111 (IAS 11) which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. The impact of the new standard on the financial statements when applied to future periods will depend on the Group’s sources of revenues at the time of adoption of the new standard.

(ii)	AASB 9 (IFRS 9) Financial Instruments—AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.

(iii)	AASB 16 (IFRS 16) Leases—The AASB 16 (IFRS 16) has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods, although the Group currently has no off-balance sheet lease commitments.

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

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – share purchase plan	2013	77,083,450	6,166,676
Listed Options – option entitlement offer	2013	77,378,699	1,547,574
Ordinary Shares – share purchase plan	2014	85,562,503	6,845,001
Ordinary Shares – private placement, repayment of convertible loans and exercise of performance rights and options	2015	522,785,260	31,028,380
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2016	310,136,343	14,935,642
Ordinary Shares – exercise of performance rights and options	2017	18,111,994	830,144

Capital Requirements

As of June 30, 2017, we had year-end cash and cash equivalents of A$12.2 million and, subsequent to year-end, raised capital (net of costs) of approximately A$5.3 million in early July 2017. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months from the date of this filing. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2017	2016	2015
	A$	A$	A$
Net cash used in operating activities	(8,506,798)	(11,309,691)	(7,786,982)
Net cash provided by (used in) investing activities	(6,644)	102,575	(11,961,411)
Net cash provided by (used in) financing activities	(8,532)	25,720,284	11,268,429
Net increase (decrease) in cash and cash equivalents	(8,521,974)	14,513,168	(8,479,964)
Effect of exchange rate on cash and cash equivalents	(120,600)	(393,235)	1,039,537
Cash and cash equivalents at beginning of period	20,879,548	6,759,615	14,200,042
Cash and cash equivalents at end of period	12,236,974	20,879,548	6,759,615

Operating Activities

Net cash used in operating activities was A$8.5 million, A$11.3 million, and A$7.8 million during fiscal years 2017, 2016 and 2015, respectively. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. Net cash used in operating activities increased during fiscal year 2016 due to the AIPAC and TACTI-mel clinical trials that were initiated and has decreased in fiscal year 2017 primarily due to a decrease in our corporate administrative expenses. During fiscal years 2017, 2016 and 2015, our payments to suppliers and employees were offset by interest income received of A$0.1 million, A$0.3 million, and A$0.2 million, respectively, and grant income received of A$1.4 million, A$0.9 million, and A$1.2 million, respectively.

Investing Activities

Net cash used in investing activities was A$7k during fiscal year 2017, while net cash provided by investing activities was A$0.1 million during fiscal year 2016 and net cash used in investing activities was A$12.0 million during fiscal year 2015. The net cash outflow for fiscal year 2017 was due to the purchase of plant and equipment. The cash inflow in fiscal year 2016 was a result of the sale of plant and equipment. The net cash outflow for fiscal year 2015 increased as a result of the acquisition of Immutep S.A.S.

Financing Activities

Net cash used in financing activities during fiscal year 2017 was A$9k, while net cash provided by financing activities was A$25.7 million and A$11.3 million for fiscal years 2016 and 2015, respectively. Net cash used in or provided by financing activities during (i) fiscal 2017 was primarily attributable to the exercise of performance rights, (ii) fiscal 2016 was primarily due to the issue of shares attributable to a share purchase plan (A$10 million) and attributable to private placements to institutional investors (A$3.8 million) and the issue of convertible notes (A$13.7 million), (iii) fiscal 2015 was primarily attributable to the issue of shares (A$4.0 million), the issue of convertible notes (A$2.9 million) the exercise of warrants (A$2.6 million) and conversion of convertible notes (A$1.1 million).

At June 30, 2017 we had A$12.2 million in cash and cash equivalents compared with 2016, where we had A$20.9 million in cash and cash equivalents. At June  30, 2015, we had A$6.8 million in cash and cash equivalents.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are the AIPAC 226 patient Phase IIb study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 as an adjuvant to a standard chemotherapy treatment regimen of paclitaxel and our pilot Phase I TACTI-mel study for 18 patients with unresectable or metastatic melanoma are being dosed with IMP321 in combination with an approved checkpoint inhibitor.

It is expected that as we activate new clinics and recruit more patients for our current clinical trials, that our R&D expenses will increase.

E. Off-Balance Sheet Arrangements

During fiscal years 2015, 2016 and 2017, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2017 our contractual obligations were as set forth below:

	Payments Due by Period
Contractual maturities of financial liabilities	Less than 6 months	More than 5 years	Total contractual cash flows
	$	$	$
Non-Derivatives
Trade and other payables	2,588,781	—	2,588,781
Convertible note liability	—	17,876,076	17,876,076

	2,588,781	17,876,076	20,464,857

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2017.

Name	Age	Position
Lucy Turnbull AO(1)	59	Non-Executive Chairman
Albert Wong AM (2)	58	Non-Executive Deputy Chairman
Pete Meyers (3)	47	Non-Executive Director
Russell Howard, Ph.D.(4)	67	Non-Executive Director
Grant Chamberlain (5)	46	Non-Executive Director
Marc Voigt	44	Executive Director, Chief Executive Officer, Chief Financial Officer and Chief Business Officer
Frédéric Triebel	62	Chief Scientific Officer & Chief Medical Officer
Deanne Miller	40	Chief Operating Officer, General Counsel & Company Secretary

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee.
(4)	Member of the Remuneration Committee
(5)	Member of the Remuneration Committee and Audit & Risk Committee appointed to the board on August 21, 2017 & to both committees on August 28, 2017.

Ms. Lucy Turnbull AO. Ms. Turnbull is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010 and was a director of Sealink Travel Group Ltd in 2015. She is Chief Commissioner of the Greater Sydney Commission and chairs the Committee for Sydney. She was previously Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.

Mr. Albert Wong AM. Originally from Hong Kong, Mr Wong has been involved in the investment banking and stockbroking industry for some 35 years, he has and continues to serve on various boards including Kyckr Limited. Albert’s philanthropic activities include serving on the boards of UNSW Foundation, The Children’s Medical Research Institute, Australian Museum Foundation and Honorary Life Governor of the Physics Foundation at the University of Sydney. In January 2017, Mr Wong was made a Member of the Order of Australia for significant service to the community, particularly to medical research and tertiary education sectoral.

Mr. Pete Meyers. Pete Meyers is currently the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX). From May 2016 to January 2017, Mr. Meyers served as the Chief Financial Officer of Motif BioSciences Inc. (NASDAQ: MTFB; AIM: MTFB), where he led the execution of the company’s November 2016 US IPO. From August 2013 to March 2016, Mr. Meyers served as Chief Financial Officer and Treasurer of TetraLogic Pharmaceuticals Corporation (NASDAQ: TLOG), where he led the execution of the company’s December 2013 IPO and subsequent acquisition of Shape Pharmaceuticals, Inc. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read &Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Dr. Russell Howard, Ph.D. Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. And co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. And remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd and Head of Commercial Strategy for Genomics at Genome.One, both in Sydney.

Mr. Grant Chamberlain. Mr. Grant Chamberlain is a corporate adviser and entrepreneur. He has over 20 years’ experience in investment banking and has advised on many of the largest mergers and acquisitions transactions in Australia during that time. Mr Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch until June 2017 and prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

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

Dr. Frédéric Triebel , MD Ph.D., Dr Triebel is our Chief Scientific Officer and Chief Medical Officer and has been with Prima BioMed since December 2014, following the completion of the acquisition of Immutep. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Ms. Deanne Miller. Ms. Miller joined Prima BioMed as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2017.

June 30, 2017	Short-term Benefits				Post Employment Benefits	Long- term Benefits		Share-based Payments			Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$		Super- annuation A$	Long service leave A$	Termi- nation benefits A$	Executive Performance rights A$		Options issued A$	A$
Non-Executive Directors
Ms. L. Turnbull, AO	137,520	—	—		13,064	—	—	—		—	150,584
Mr. A .Wong	84,040	—	—		7,984	—	—	—		—	92,024
Dr. R. Howard	90.000	—	—		—	—	—	—		—	90,000
Mr. P. Meyers	—	—	189,810	[1,2]	—	—	—	—		—	189,810
Mr. M. Voigt	328,802	—	—		—	—	—	339,355	[3]	—	668,157
Other Key Management Personnel
Dr. F. Triebel	245,616	—	—		—	—	—	136,231	[3]	—	381,847
Ms. D. Miller	180,384	—	—		17,136	6,879	—	162,051	[3]	—	366,450

	1,066,362	—	189,810		38,184	6,879	—	637,637		—	1,938,972

[1]

Mr. Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014. The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 will vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

[2]	Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. The first tranche of his performance rights is due to vest on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

[3]	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested to Mr Voigt and Ms Miller on 5 August, 2015 and to Dr Triebel on 31 January, 2016.

•	1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.

•	1/3 to vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

Service Agreements

The following members of key personnel have service agreements as at 30 June 2017 as follows:

Mr. Marc Voigt	Chief Executive Officer, Chief Business Officer and Chief Financial Officer

Agreement commenced:	July 9, 2014

Details

The initial term is for a period of 3 years and has been extended to 6 years Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

Prima BioMed may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

The agreement can be terminated by either party upon 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	€215,000 subject to an increase of €35,000 contingent upon certain performance milestones. Subsequent to June 30, 2017, these milestones were satisfied and Mr. Voigt’s salary was increased to €250,000.

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	October 01, 2014

Details

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the CBA and notably to a 3-month notice period as set forth in the CBA. Subsequent to June 30, 2017, this 3-month notice period was changed to a 6-month notice period.

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

Base salary including superannuation	€170,000

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 13, 2012

Details	The agreement can be terminated with 3 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	A$219,000. Subsequent to June 30, 2017, Ms. Miller’s salary was increased to A$240,900 and the 3-month notice period to terminate was increased to 6 months.

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at the Annual General Meeting in November 2015.The key terms of the EIP are as follows:

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

Lapse of Performance Rights and Options

All performance rights and options that have not vested on or before the fifth anniversary of their grant date will automatically lapse. Performance rights and options will also lapse if the applicable performance conditions attaching to them are not met within a prescribed period determined by the Board in its discretion. If a participant ceases to be an employee of the Company (other than in the circumstances referred to above), the participant’s performance rights and/or options will lapse automatically on cessation of the participant’s employment unless the Board determines otherwise within 60 days of the date of cessation of the participant’s employment.

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

Number of securities issued under the EIP since the date of last approval

Set out below are summaries of options granted under the EIP up to June 30, 2017.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
December 23, 2013	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	1,515,752	—	—	—	1,515,752
January 24, 2014	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	165,116	—	—	—	165,116

Set out below are summaries of STI and LTI performance rights granted under the EIP up to June 30, 2017.

2017 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	5,422,794	—	—	2,665,441	2,757,353	—
September 19, 2014	0.044	1,807,598	—	—	888,480	919,118	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	28,000,001	—	14,000,000	—	14,000,001	—
October 1, 2015	0.060	600,000	—	—	—	600,000	—
October 1, 2015	0.061	200,000	—	—	—	200,000	—
December 29, 2015	0.050	1,538,462	—	1,538,462	—	—	—
March 7, 2016	0.041	1,486,326	—	—	—	1,486,326	—
February 10, 2017	0.035	—	1,634,375	—	—	1,491,565	—

Total		51,310,083	1,634,375	15,538,462	3,553,921	33,852,075	—

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of six directors, including five non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

1.	Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During the year ended June 30, 2017, we varied from the Recommendations in the following area:

•	At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company does not have a workforce size which is significant enough to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives are met.

2.	Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2017, we varied from the Recommendations in the following area:

•	The Board believes that we are not of a size, nor are our financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.	Promote ethical and responsible decision-making. Companies should act ethically and responsibly.

4.	Safeguard integrity in corporate reporting. Companies should have formal and rigorous processes to independently verify and safeguard the integrity of their corporate reporting.

5.	Make timely and balanced disclosure. Companies should make timely and balanced disclosure of all matters concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

6.	Respect the rights of shareholders. Companies should respect the rights of shareholders by providing them with appropriate information and facilities to allow them the effective exercise of those rights.

7.	Recognize and manage risk. Companies should establish a sound system of risk management and periodically review the effectiveness of that internal control.

8.	Remunerate fairly and responsibly. Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which four are non-executive directors within the meaning of the Corporate Governance Principles and Recommendations, and our audit committee consists of four such non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Lucy Turnbull, Albert Wong, Pete Meyers, Grant Chamberlain and Russell Howard qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of four board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Albert Wong, Lucy Turnbull, Pete Meyers and Grant Chamberlain. The audit committee meets at least two times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Lucy Turnbull, Russell Howard, Albert Wong and Grant Chamberlain are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

D. Employees

As of June 30, 2017, we had 17 employees. Of such employees, 11 were employed in research and development, one in intellectual property management and 5 in general management and administration. Of these 17 employees, 4 were located in Australia, 5 were located in France, 7 were located in Germany and one was located in the US. As at the end of fiscal years 2015 and 2016 we had 21 and 22 employees, respectively. The consolidation of our CVac program and the prioritization of IMP321 led to a change in staff structure, which resulted in a reduction of employees during fiscal year 2017 by approximately 19%.

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

The following table sets forth certain information as of June 30, 2017 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 2,079,742,938 ordinary shares issued and outstanding as of June 30, 2017.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Lucy Turnbull	20,359,576		*
Albert Wong	3,837,500		*
Russell Howard	—		—
Pete Meyers	6,862,744		*
Marc Voigt	18,271,960 4,500	**	*
Deanne Miller	8,243,572		*
Frédéric Triebel	15,978,049		*
All directors and executive officers as a group (7 persons) – Ordinary shares	73,553,551 4,500	**	3.54%

*	Less than 1%.
**	Held in the form of 45 ADSs listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

One shareholder, Ridgeback Capital Investments LP, or Ridgeback, owned more than 5% or more of our ordinary shares as at June 30, 2017. Ridgeback held 112,343,250 ordinary shares, representing 5.402% of the total issued share capital of the Company as at June 30, 2017. The ordinary shares are registered in the name of its custodian HSBC Custody Nominees (Australia) Limited, with Ridgeback being the underlying holder and entitled to be registered as the holder. Each share ranks pari passu with existing ordinary shares and entitles the holder to one vote. The voting rights of Ridgeback are no different than the voting rights of other holders of our ordinary shares. The associates of Ridgeback (Ridgeback Associates) are Ridgeback Capital Management L.P. (which has the power to control the right to vote and the disposal of the securities) and Wayne Holman (as the controlling party of Ridgeback Capital Management L.P.).

As of June 30, 2017, there were 11,232 holders of record of our ordinary shares, of which 6 holders, holding approximately 0.344% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd, which held 30.76% of our ordinary shares as of such date.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Prima BioMed.

B. Related Party Transactions

We operate inter-company loan accounts with our wholly owned subsidiaries. All inter-company transactions and loan balances are eliminated on consolidation.

During fiscal 2017 and fiscal 2016 there were no related party transactions. During fiscal 2015 Ridgeback became a major shareholder of the Company. In connection with the Ridgeback investment described below Ridgeback received a convertible note. The convertible note was subject to shareholder approval, with such approval being obtained on 31 July 2015.

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

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2015, 2016 and 2017 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers as of June 30, 2017 and 2016, and for each of the three years in the period ended June 30, 2017, is included therein immediately preceding the financial statements.

Export Sales

The Company had no export sales in its latest financial year ended June 30, 2017 and for financial years ended June 30, 2016 and June 30, 2015 and, as a result, the percentage of export sales for the Company for each of the three years was zero.

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

B. Significant Changes

Significant changes since the date of the annual financial statements are included herein.

•	On 29 June 2017, Prima entered into a Securities Purchase Agreement with certain accredited investors to purchase 2,631,268 of its American Depositary Shares (“ADSs”) at a purchase price per ADS of US$1.90 in a registered direct offering, for total gross proceeds of approximately US$5.0 million (equivalent to approximately AU$6.5 million). In a concurrent private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023 from the date of issuance. The Company completed the transaction on 4 July 2017 and received the proceeds on 5 July 2017. The capital raising costs of A$846,180 incurred in June 2017 are included in Other Current Assets and will be re-classified to be netted off the share capital raised in July 2017.

•	On 1 August 2017, Prima received a second clinical milestone payment of US$1.0 million from Novartis based on the collaboration and licensing agreement between the companies relating to Prima’s IMP701 LAG-3 antibody.

•	On 16 August 2017, Prima received a €876,635 (A$1,306,266) cash rebate from the French Government under its Crédit d’Impôt Recherche scheme which is included in Grant and other receivables as at 30 June 2017.

•	On 21 August, 2017 Prima announced the appointment of Grant Chamberlain to the Board as a Non-Executive Director with immediate effect.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have traded on the ASX under the symbol “PRR” since our initial public offering on July 9, 2001. The ADSs have traded on the NASDAQ Global Market under the symbol “PBMD” since April 16, 2012. Each ADS represents 100 ordinary shares. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX and on the NASDAQ Global Market.

	Per Ordinary Share (A$)		Per ADS (US$)
	High	Low	High	Low
	A$	A$	US$	US$
Fiscal Year Ended June 30,
2013	0.20	0.06	23.20	5.67
2014	0.11	0.03	11.43	2.73
2015	0.19	0.02	21.60	1.40
2016	0.09	0.04	6.00	2.40
2017	0.04	0.03	3.30	1.70
Fiscal Year Ended June 30, 2016:
First Quarter	0.09	0.05	6.00	3.10
Second Quarter	0.06	0.05	5.13	3.37
Third Quarter	0.06	0.04	4.00	2.40
Fourth Quarter	0.05	0.04	4.13	3.00
Fiscal Year Ended June 30, 2017:
First Quarter	0.04	0.04	3.30	2.67
Second Quarter	0.04	0.03	3.26	1.70
Third Quarter	0.04	0.03	3.24	2.10
Fourth Quarter	0.04	0.03	2.79	1.88
Month Ended:
April 2017	0.03	0.03	2.53	2.14
May 2017	0.03	0.03	2.55	2.31
June 2017	0.04	0.03	2.79	1.88
July 2017	0.03	0.02	2.22	1.55
August 2017	0.03	0.02	1.73	1.40
September 2017	0.03	0.02	1.96	1.55

For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

On December 28, 2016, we changed the ordinary share-to-ADS ratio from 30:1 to 100:1. Per ADS sale prices for dates prior to such change are adjusted to give effect to such change.

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

Under the R&D Tax incentive scheme, entities will be entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than $20 million per annum; or (ii) a non-refundable 40% tax offset for all other eligible companies. Where our turnover is less than $20 million, we anticipate being entitled to claim a 43.5% refundable tax offset for costs relating to eligible R&D activities during the year.

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

I. Subsidiary Information

We currently have the following subsidiaries:

•	Prima BioMed USA Inc, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in the State of Delaware in the United States.

•	Prima BioMed GmbH, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Germany.

•	Prima BioMed Australia Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Prima BioMed IP Pty Ltd, a 100% owned subsidiary of Prima BioMed Ltd, incorporated in Australia.

•	Immutep S.A.S., a 100% owned subsidiary of Prima BioMed Ltd, incorporated in France

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2017		June 30, 2016
	USD	EUR	USD	EUR
Cash in bank	712,680	7,449,288	1,428,959	7,261,477
Trade and other receivables	—	5,024	27,205	29,539
Trade and other payables	(135,820)	(858,305)	(10,993)	(256,364)
Borrowings	—	—	—	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at that time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request to the depositary.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2017, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2017, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2017 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework , our management concluded that our internal control over financial reporting was effective as of June 30, 2017.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers services provided in fiscal years 2017 and 2016.

PricewaterhouseCoopers

	Fiscal 2017 A$	Fiscal 2016 A$
Audit fees	434,250	441,741
Audit-related fees*	—	—

Total	434,250	441,741

*	Related to due diligence services

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

Prima BioMed Ltd

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Prima BioMed Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Prima BioMed Ltd and its subsidiaries at June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

October 19, 2017

PRIMA BIOMED LTD

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
	Note	2017 A$	2016 A$
ASSETS
Current Assets
Cash and cash equivalents	7	12,236,974	20,879,548
Current receivables	8	2,194,016	168,300
Other current assets	9	1,488,268	623,020

Total Current Assets		15,919,258	21,670,868

Non-Current Assets
Plant and equipment	10	24,202	31,500
Intangibles	11	19,020,336	20,851,699

Total Non-Current Assets		19,044,538	20,883,199

TOTAL ASSETS		34,963,796	42,554,067

Current Liabilities
Trade and other payables	13	2,588,781	1,422,798
Current tax payable	14	—	21,549
Employee benefits	16	43,227	27,694

Total Current Liabilities		2,632,008	1,472,041

Non-Current Liabilities
Convertible note liability	15	5,778,984	5,027,168
Employee benefits	17	20,498	43,151
Deferred tax liability	12	—	694,194

Total Non-Current Liabilities		5,799,482	5,764,513

TOTAL LIABILITIES		8,431,490	7,236,554

NET ASSETS		26,532,306	35,317,513

EQUITY
Contributed equity	18	195,352,543	194,530,932
Reserves	19	63,018,575	63,258,187
Accumulated losses	19	(231,838,812)	(222,471,606)

Equity attributable to the owners of Prima BioMed Ltd		26,532,306	35,317,513

TOTAL EQUITY		26,532,306	35,317,513

The above consolidated balance sheets should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2017 A$	2016 A$	2015 A$
Revenue
License revenue.		—	175,052	—

Other income
Miscellaneous income		800,460	702,743	168,322
Grant income		3,316,273	887,083	1,167,190
Net gain on foreign exchange		433	—	538,248
Interest income		104,368	264,043	219,107

Total revenue and other income		4,221,534	2,028,921	2,092,867

Expenses
Research & development and intellectual property	5	(7,525,744)	(7,059,528)	(8,952,447)
Corporate administrative expenses	5	(4,346,952)	(6,982,629)	(5,723,106)
Depreciation and amortization expenses	5	(1,701,615)	(1,993,093)	(1,341,202)
Share Based Payment to strategic investor	15	—	(47,468,071)	—
Loss on foreign exchange	5	—	(563,890)	—
Net finance cost	5	—	(8,199)	(18,364,804)
Changes in fair value of comparability milestone	5	—	(542,075)	—
Loss on disposal of assets	5	—	—	(5,160)
Changes in fair value of convertible note liability	15	(751,816)	(607,637)	—

Loss before income tax expense		(10,104,593)	(63,196,201)	(32,293,852)
Income tax benefit	6	737,387	1,181,017	142,156

Loss after income tax expense for the year		(9,367,206)	(62,015,184)	(32,151,696)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(271,696)	306,997	(56,907)

Other comprehensive income/(loss) for the year net of tax		(271,696)	306,997	(56,907)

Total comprehensive loss for the year		(9,638,902)	(61,708,187)	(32,208,603)

Loss for the year is attributable to:
Owners of Prima BioMed Ltd		(9,367,206)	(62,015,184)	(32,151,696)

		(9,367,206)	(62,015,184)	(32,151,696)

Total comprehensive loss for the year is attributable to:
Owners of Prima BioMed Ltd		(9,638,902)	(61,708,187)	(32,208,603)

		(9,638,902)	(61,708,187)	(32,208,603)

		Cents	Cents (Revised )	Cents (Revised )
Basic earnings per share	29	(0.45)	(3.08)	(2.34)
Diluted earnings per share	29	(0.45)	(3.08)	(2.34)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2017 A$	2016 A$	2015 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(10,818,557)	(13,336,202)	(15,276,020)
Miscellaneous income		800,460	702,743	168,322
License revenue		—	175,052	—
License fee received		—	—	5,774,784
Interest received		104,368	264,043	380,650
Tax received / (paid)		21,643	(2,410)	(1,908)
Grant income		1,385,288	887,083	1,167,190

Net cash flows used in operating activities	28	(8,506,798)	(11,309,691)	(7,786,982)

Cash flows related to investing activities
Cash received from held-to-maturity investments		—	—	9,000,000
Proceeds from disposal of plant and equipment		—	129,705	—
Payments for plant and equipment		(6,644)	(27,130)	(48,499)
Payment for acquisition of subsidiary, net of cash acquired			—	(20,912,912)

Net cash flows provided by (used in) investing activities		(6,644)	102,575	(11,961,411)

Cash flows related to financing activities
Proceeds from issue of shares and options*	18	1	13,761,075	7,744,648
Proceeds from issue of convertible notes	15	—	13,750,828	—
Proceeds from borrowings		—	—	3,925,405
Repayment of borrowings*		—	(1,508,473)	(237,308)
Share issue transaction costs		(8,533)	(283,146)	(164,316)

Net cash flows provided by (used in) financing activities		(8,532)	25,720,284	11,268,429

Net (decrease) increase in cash and cash equivalents		(8,521,974)	14,513,168	(8,479,964)
Effect of exchange rate on cash and cash equivalents		(120,600)	(393,235)	1,039,537
Cash and cash equivalents at the beginning of the year		20,879,548	6,759,615	14,200,042

Cash and cash equivalents at the end of the year	7	12,236,974	20,879,548	6,759,615

*	During the year ended 30 June 2015, convertible notes in the amount of $2,853,883 were converted into equity. No impact has been recorded on the cashflow statement for this conversion.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2014	149,014,372	1,882,674	(128,304,726)	22,592,320
Other comprehensive loss for the year, net of tax	—	(56,907)	—	(56,907)
Loss after income tax expense for the year	—	—	(32,151,696)	(32,151,696)

Total comprehensive loss for the year	—	(56,907)	(32,151,696)	(32,208,603)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	30,800,584	2,201,037	—	33,001,621
Share based payment	—	565,606	—	565,606
Employee share based payment	—	738,799	—	738,799
Exercise of vested performance rights	63,480	(63,480)	—	—

Balance at June 30, 2015	179,878,436	5,267,729	(160,456,422)	24,689,743

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2015	179,878,436	5,267,729	(160,456,422)	24,689,743
Other comprehensive gain for the year, net of tax	—	306,997	—	306,997
Loss after income tax expense for the year	—	—	(62,015,184)	(62,015,184)

Total comprehensive loss for the year	—	306,997	(62,015,184)	(61,708,187)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	13,477,930	—	—	13,477,930
Issue of convertible notes	—	9,331,297	—	9,331,297
Share based payment	—	82,242	—	82,242
Share based payment to strategic investor	—	47,468,071	—	47,468,071
Employee share based payment	—	1,976,417	—	1,974,417
Exercise of vested performance rights	1,174,566	(1,174,566)	—	—

Balance at June 30, 2016	194,530,932	63,258,187	(222,471,606)	35,317,513

Consolidated	Issued Equity A$	Reserves A$	Retained earnings A$	Total equity A$
Balance at July 1, 2016	194,530,932	63,258,187	(222,471,606)	35,317,513
Other comprehensive loss for the year, net of tax	—	(271,696)	—	(271,696)
Loss after income tax expense for the year	—	—	(9,367,206)	(9,367,206)

Total comprehensive loss for the year	—	(271,696)	(9,367,206)	(9,638,902)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	(8,532)	—	—	(8,532)
Employee share based payment	—	862,227	—	862,227
Exercise of vested performance rights	830,143	(830,143)	—	—

Balance at June 30, 2017	195,352,543	63,018,575	(231,838,812)	26,532,306

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

PRIMA BIOMED LTD

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries. The financial statements were authorized for issue, in accordance with a resolution of directors, on October 19, 2017.

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

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2016 affected any of the amounts recognized in the current period or any prior period.

(iii) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

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

(ii) Grant income

Grants from the governments, including Australian Research and Development Rebates and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as grant income.

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

The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit and loss as a bargain purchase.

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

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

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

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 30.

The fair value of performance rights and options granted under the EIP are recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2017 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)	AASB 15 (IFRS 15) Revenue from Contracts with Customers—The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 (IAS 18) which covers revenue arising from the sale of goods and the rendering of services and AASB 111 (IAS 11) which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after January 1, 2018. The impact of the new standard on the financial statements when applied to future periods will depend on the Group’s sources of revenues at the time of adoption of the new standard.

(ii)	AASB 9 (IFRS 9) Financial Instruments—AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after January 1, 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.

(iii)	AASB 16 (IFRS 16) Leases—The AASB 16 (IFRS 16) has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after January 1, 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods, although the Group currently has no off-balance sheet lease commitments.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.

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

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the statement of comprehensive income. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2017 and June 30, 2016.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2017		June 30, 2016
	USD	EUR	USD	EUR
Cash in bank	712,680	7,449,288	1,428,959	7,261,477
Trade and other receivables	—	5,024	27,205	29,539
Trade and other payables	(135,820)	(858,305)	(10,993)	(256,364)

Sensitivity

Based on the financial assets and liabilities held at June 30, 2017, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $57,686 lower/$57,686 higher (2016 – $194,610 lower/$194,610 higher).

Based on the financial instruments held at June 30, 2017, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $659,601 lower/$659,601 higher lower (2016 – $1,050,105 lower/$1,050,105 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

Any changes in post-tax loss will have an equivalent change to equity.

The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2017	June 30, 2016
	$	$
Cash at bank and short-term bank deposits
Minimum rating of A	12,236,974	20,879,548

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $12,236,974 (2016: $20,879,548) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

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

Contractual maturities of financial liabilities At June 30, 2017	Less than 6 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,588,781	—	2,588,781	2,588,781
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	5,778,984
	2,588,781	17,876,076	20,464,857	8,367,765

Contractual maturities of financial liabilities At June 30, 2016	Less than 6 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	1,422,798	—	1,422,798	1,422,798
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	5,027,168

	1,422,798	17,876,076	19,298,874	6,449,966

(d) Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2017 and June 30, 2016 on a recurring basis:

	Level 1	Level 2	Level 3	Total
At June 30, 2017	$	$	$	$
Liabilities
Convertible note liability	—	—	5,778,984	5,778,984
Total liabilities	—	—	5,778,984	5,778,984

	Level 1	Level 2	Level 3	Total
At June 30, 2016	$	$	$	$
Liabilities
Convertible note liability	—	—	5,027,168	5,027,168
Total liabilities	—	—	5,027,168	5,027,168

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

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the year ended June 30, 2017:

	Convertible note liability	Total
	$	$
Opening balance July 1, 2016	(5,027,168)	(5,027,168)
Other increases/(decreases)	(412,525)	(412,525)
Changes in fair value	(339,291)	(339,291)

Closing balance June 30, 2017	(5,778,984)	(5,778,984)

(iii) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at June 30, 2017 $	Unobservable inputs	Range of inputs
Convertible note	5,778,984	Face value	$13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

(iv) Valuation process

The convertible note was valued using a discounted cash flow model. Prima used valuation specialists to perform these valuations based on the inputs above.

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

Development

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38) Intangible Assets.

Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2017, the Group holds cash and cash equivalents of $12,236,974 (2016: $20,879,548) and raised capital (net of costs) of approximately A$5.3m in early July 2017. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

Amortization of intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

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

Operating segment information

June 30, 2017	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue.	—	—	—
Other income
Miscellaneous income	800,460	—	800,460
Grant income	3,316,273	—	3,316,273
Other income	—	433	433
Interest income	—	104,368	104,368
Total revenue and other income	4,116,733	104,801	4,221,534
Segment Result	(10,209,394)	104,801	(10,104,593)
Profit/(loss) before income tax expense	(10,209,394)	104,801	(10,104,593)
Income tax benefit			737,387

Loss after income tax expense			(9,367,206)

Total segment assets	34,963,796	—	34,963,796
Total segment liabilities	8,431,490	—	8,431,490

June 30, 2016	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue.	175,052	—	175,052
Other income
Miscellaneous income	702,743	—	702,743
Grant income	887,083	—	887,083
Interest income	—	264,043	264,043
Total revenue and other income	1,764,878	264,043	2,028,921
Segment Result	(63,460,244)	264,043	(63,196,201)
Profit/(loss) before income tax expense	(63,460,244)	264,043	(63,196,201)
Income tax benefit			1,181,017

Loss after income tax expense			(62,015,184)

Total segment assets	42,554,067	—	42,554,067
Total segment liabilities	7,236,554	—	7,236,554

NOTE 4. SEGMENT REPORTING (continued)

June 30, 2015	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue.	—	—	—
Other income
Miscellaneous income	168,322	—	168,322
Grant income	1,167,190	—	1,167,190
Net gain on foreign exchange	—	538,248	538,248
Interest income	—	219,107	219,107
Total revenue and other income	1,335,512	757,355	2,092,867
Segment Result	(33,051,207)	757,355	(32,293,852)
Profit/(loss) before income tax expense	(33,051,207)	757,355	(32,293,852)
Income tax benefit			142,156

Loss after income tax expense			(32,151,696)

Total segment assets	30,983,445	—	30,983,445
Total segment liabilities	6,293,702	—	6,293,702

NOTE 5. EXPENSES

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	6,991,151	6,382,377	8,515,150
Intellectual property management	534,593	677,151	437,297

Total Research & Development and Intellectual Property	7,525,744	7,059,528	8,952,447

Corporate administrative expenses
Auditor’s remuneration	234,250	441,741	292,807
Directors fee and employee expenses	2,180,054	3,714,522	2,508,533
Administrative expenses	1,932,648	2,826,366	2,921,766

Total corporate administrative expenses	4,346,952	6,982,629	5,723,106

Depreciation
Plant and equipment	3,680	168,924	308,719
Computers	8,867	10,676	14,523
Furniture and fittings	1,394	2,775	2,532

Total depreciation	13,941	182,375	325,774

Amortization
Patents	—	61,881	55,002
Intellectual Property Assets R&D	1,687,674	1,748,837	960,426

Total amortization	1,687,674	1,810,718	1,015,428

Total depreciation and amortization	1,701,615	1,993,093	1,341,202

(Gain)/loss on disposal of assets
Plant and equipment	—	(18,493)	5,160

Finance expenses
Interest expenses	—	8,199	26,789
Other finance expenses		—	18,338,015

Finance expense	—	8,199	18,364,804

NOTE 5. EXPENSES (continued)

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Loss on foreign exchange	—	563,890	—

Changes in fair value of comparability milestone	—	542,075	—

Share Based Payment to strategic investor	—	47,468,071	—

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Current tax
Current tax on profits for the year	(43,193)	3,121	1,908

Total current tax expense	(43,193)	3,121	1,908

Deferred income tax
Increase in deferred tax assets (note 12)	(419,460)	(921,463)	—
Decrease in deferred tax liabilities (note 12)	(274,734)	(262,675)	(144,064)

Total deferred tax (benefit)/expense	(694,194)	(1,184,138)	(144,064)

Income tax (benefit)/expense	(737,387)	(1,181,017)	(142,156)

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(10,104,593)	(63,196,201)	(32,293,852)
Tax at the Australian tax rate of 27.5% (2016 and 2015: 30%)	(2,778,763)	(18,958,860)	(9,688,156)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	234,385	14,858,019	226,653
Non-deductible financing costs	—	—	5,501,405
Other non-deductible expenses	628,111	598,016	306,360
Non-assessable income	(911,975)	(266,125)	(233,261)
Capital listing fee	(64,120)	(90,305)	(188,530)
Difference in overseas tax rates*	811,346	1,184,138	184,251

	(2,081,016)	(2,675,117)	(3,891,278)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	1,343,629	1,494,100	3,749,122

Income tax (benefit)/expense**	(737,387)	(1,181,017)	(142,156)

*	Difference in overseas tax rate is as a result of reduced corporate income tax rate of 15% applicable to the Immutep subsidiary.
**	Income tax benefit relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Deferred tax assets not recognized
Deferred tax assets not recognized comprises temporary differences attributable to:
Carried forward tax losses benefit	30,987,750	32,044,352	31,262,135
Temporary differences	57,955	438,284	(196,493)

Total deferred tax assets not recognized	31,045,705	32,482,636	31,065,642

NOTE 6. INCOME TAX EXPENSE (continued)

The above potential tax benefit, which includes tax losses and temporary differences has not been recognized in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June30, 2017 was $112,682,727 (2016 – $106,814,506). Utilization of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Cash on hand	130	114
Cash at bank	11,972,345	20,619,806
Cash on deposit	264,499	259,628

	12,236,974	20,879,548

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rate on these deposits range from 0% to 2.05% in 2017 (2016 – 0% to 2.05%).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
GST receivable	187,273	73,640
Grant and other receivables	2,006,743	94,660

	2,194,016	168,300

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at June 30, 2017. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Prepayments*	604,687	591,926
Capital raising costs**	846,180	—
Security deposit	37,311	30,890
Accrued interest	90	204

	1,488,268	623,020

*	Prepayments are in relation to the deposits paid to organizations involved in the clinical trials.
**	Capital raising costs are in relation to the costs incurred in June 2017 for the capital raise in the US. The costs will be re-classified to be netted off the share capital raised in July 2017.

NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

Year ended June 30, 2016
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,518	391	168	11,077
Additions	12,969	13,447	714	27,130
Disposals	(122,289)	—	—	(122,289)
Depreciation charge	(168,924)	(10,676)	(2,775)	(182,375)

Closing net book amount	15,091	13,759	2,650	31,500

At June 30, 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)

Net book amount	15,091	13,759	2,650	31,500

Year ended June 30, 2017
Opening net book amount	15,091	13,759	2,650	31,500
Exchange differences	(171)	(229)	(46)	(446)
Additions	—	7,089	—	7,089
Disposals	—	—	—	—
Depreciation charge	(3,680)	(8,867)	(1,394)	(13,941)

Closing net book amount	11,240	11,752	1,210	24,202

At June 30, 2017
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)

Net book amount	11,240	11,752	1,210	24,202

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2015
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortization and impairment	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

Year ended June 30, 2016
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortization charge	(61,881)	(1,748,837)	—	(1,810,718)

Closing net book amount	—	20,741,737	109,962	20,851,699

At June 30, 2016
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortization and impairment	(1,915,671)	(2,709,263)	—	(4,624,934)

Net book amount	—	20,741,737	109,962	20,851,699

Year ended June 30, 2017
Opening net book amount	—	20,741,737	109,962	20,851,699
Exchange difference	—	(143,689)	—	(143,689)
Amortization charge	—	(1,687,674)	—	(1,687,674)

Closing net book amount	—	18,910,374	109,962	19,020,336

At June 30, 2017
Cost or fair value	1,915,671	23,343,253	109,962	25,368,886
Accumulated amortization and impairment	(1,915,671)	(4,432,879)	—	(6,348,550)

Net book amount	—	18,910,374	109,962	19,020,336

(i) Amortization methods and useful lives

The group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 – 14 years

NOTE 12. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Tax losses	2,836,526	2,417,066
Total deferred tax assets	2,836,526	2,417,066
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,836,526)	(2,417,066)

Net deferred tax assets	—	—

NOTE 12. DEFERRED TAX BALANCES (continued)

(ii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Intangible assets	2,836,526	3,111,260
Total deferred tax liabilities	2,836,526	3,111,260
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,836,526)	(2,417,066)

Net deferred tax liabilities	—	694,194

(iii) Movements in deferred tax balances

	Tax Losses A$	Intangible Assets A$	Total A$
Movement
At June 30, 2016	2,417,066	(3,111,260)	(694,194)
(Charged)/credited
– to profit or loss	419,460	274,734	694,194
– to other comprehensive income	—	—	—
– directly to equity	—	—	—

At June 30, 2017	2,836,526	(2,836,526)	—

NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Trade payables	1,138,753	561,263
Other payables and accruals*	1,450,028	861,535

	2,588,781	1,422,798

*	Includes accrued 2017 capital raising costs

NOTE 14. CURRENT LIABILITIES – TAX

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Current tax payable	—	21,549

	—	21,549

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Convertible note at fair value at issue date/beginning of reporting period	5,027,168	4,419,531
Net change in fair value	751,816	607,637

Convertible note at fair value at end of reporting period	5,778,984	5,027,168

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of $0.02 per share, mature on August 4, 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before August 4, 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganization. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

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

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

June 30, 2017 A$
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

(i) Fair value of convertible notes

The initial fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price re	$0.051	Closing market share price on July 31, 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

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

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	1,359,453	—

Balance at June 30, 2017	5,778,984	41,431,774

(ii) Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

NOTE 16. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Annual leave	43,227	27,694

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. EMPLOYEE BENEFITS

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Long service leave	20,498	43,151

NOTE 18. CONTRIBUTED EQUITY

		Consolidated
	Note	June 30, 2017 A$	June 30, 2016 A$
Fully paid ordinary shares	18(a)	185,690,589	184,868,978
Options over ordinary shares - listed		9,661,954	9,661,954

		195,352,543	194,530,932

(a) Ordinary Shares

		June 30, 2017		June 30, 2016
	Note	No.	A$	No.	A$
At the beginning of reporting period		2,061,630,944	184,868,978	1,751,494,601	170,216,482
Shares issued during year	18(b)	—	—	283,158,931	13,761,075
Exercise of options and warrants (Shares issued during the year)	18(b)	18,111,994	830,144	26,977,412	1,174,567
Exercise of convertible notes (Shares issued during the year)	18(b)	—	—	—	—
Transaction costs relating to share issues		—	(8,533)	—	(283,146)

At reporting date		2,079,742,938	185,690,589	2,061,630,944	184,868,978

(b) Shares issued

2017 Details	Number	Issue Price A$	Total A$
Performance rights exercised	18,111,991	0.05	830,143
Options exercised	3	0.20	1

	18,111,994		830,144

NOTE 18. CONTRIBUTED EQUITY (continued)

(b) Shares issued (continued)

2016 Details	Number	Issue Price A$	Total A$
Shares issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback shares issued	12,136,750	0.02	209,966
Share placement	31,022,181	0.05	1,551,109
Share placement	40,000,000	0.05	2,000,000
Performance rights exercised	26,977,409	0.04	1,174,566
Options exercised	3	0.20	1

	310,136,343		14,935,642

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

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital .

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

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	(232,751)	38,945
Share-based payment reserve	2,703,347	2,671,263

	63,018,575	63,258,187

Movement in options issued reserve were as follows:
Opening balance	19,116,205	3,748,611
Options issued during the year	—	15,367,594 *

Ending balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	41,431,774	—
Conversion feature of convertible note	—	41,431,774 *

Ending balance	41,431,774	41,431,774

Movement in foreign currency translation reserve were as follows:
Opening balance	38,945	(268,052)
Currency translation differences arising during the year	(271,696)	306,997

Ending balance	(232,751)	38,945

Movement in share-based payment reserve were as follows:
Opening balance	2,671,263	1,787,170
Employee options issued during the year	862,227	1,976,417
Exercise of vested performance rights	(830,143)	(1,174,566)
Share-based payments	—	82,242

Ending balance	2,703,347	2,671,263

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(222,471,606)	(160,456,422)
Net loss for the year	(9,367,206)	(62,015,184)

Balance	(231,838,812)	(222,471,606)

*	Current year movements relate to the fair value of convertible notes and warrants issued to Ridgeback accounted for in accordance with AASB 2 (IFRS 2). Refer to note 15 for further information.

(c) Nature and purpose of reserves

(i) Options issued reserve

On August 4, 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.

In October 2014, the Company issued 19,800,000 options with an exercise price of $0.05475 in relation to the Bergen investment agreement. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on October 2, 2017 and December 12, 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. As at June 30, 2016, all options held by Bergen were exercised, and 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.

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

NOTE 20. DIVIDENDS

There were no dividends paid or declared during the current or previous fiscal year.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Short-term employee benefits	1,256,272	1,300,140	1,509,877
Long-term employee benefits	6,879	5,817	6,231
Post-employment benefits	38,184	42,471	43,056
Share-based payments	637,637	1,824,643	467,002

	1,938,972	3,173,071	2,026,166

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

For details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, please refer to note 30.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

June 30, 2017	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,359,576		—	—	—	20,359,576
Mr. Albert Wong	3,837,500		—	—	—	3,837,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	4,289,215		2,573,529	—	—	6,862,744
Mr. Marc Voigt	11,605,293 150	*	6,666,667 —	— —	— —	18,271,960 45	*
Ms. Deanne Miller	4,950,980		4,000,000	—	(707,408)	8,243,572
Dr. Frédéric Triebel	12,644,716		3,333,333	—	—	15,978,049

Total ordinary shares	57,687,430		16,573,529	—	(707,408)	73,553,551

Total ADSs	150		—	—	—	45

*	American Depositary Shares (ADSs) traded on the NASDAQ

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2016	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,059,576		—	—	300,000	20,359,576
Mr. Albert Wong	3,537,500		—	—	300,000	3,837,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	1,715,686		2,573,529	—	—	4,289,215
Mr. Marc Voigt	870,000 150	*	10,735,293 —	— —	— —	11,605,293 150	*
Ms. Deanne Miller	20,924		6,450,980	—	(1,520,924)	4,950,980
Dr. Frédéric Triebel	9,311,383		3,333,333	—	—	12,644,716

Total ordinary shares	35,515,219		23,093,135	—	(920,924)	57,687,430

Total ADSs	150		—	—	—	150

*	American Depositary Shares (ADSs) traded on the NASDAQ

June 30, 2015	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,059,576		—	—	—	20,059,576
Mr. Albert Wong	3,537,500		—	—	—	3,537,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	—		1,715,686	—	—	1,715,686
Mr. Matt Lehman	1,617,763 32,706	*	—	—	—	1,617,763 32,706	*
Dr. Sharron Gargosky	—		—	—	—	—
Mr. Marc Voigt	720,000 150	*	—	—	150,000 —	870,000 150	*
Ms. Deanne Miller	—		—	242,424	(221,500)	20,924
Dr. Frédéric Triebel	—		—	—	9,311,383	9,311,383

Total ordinary shares	25,934,839		1,715,686	242,424	9,239,883	37,132,832

Total ADS	32,856		—	—	—	32,856

*	American Depositary Shares (ADSs) traded on the NASDAQ

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy[1] Turnbull, AO	4,439,894	—	—	(4,439,894)	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	721,754	—	—	(78,125)	643,629	643,629	—
Ms. Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,283,460	—	—	(4,518,019)	24,765,441	24,765,441	—

[1]	The above options during the year ended 30 June 2017 lapsed.

June 30, 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	1,171,754	—	—	(450,000)	721,754	721,754	—
Ms. Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,733,460	—	—	(450,000)	29,283,460	29,283,460	—

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr. Albert Wong	—	—	—	—	—	—	—
Mr. Martin Rogers	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Matt Lehman	2,104,441	—	—	—	2,104,441	2,104,441	—
Dr. Sharron Gargosky	1,537,275	—	—	—	1,537,275	1,537,275	—
Mr. Marc Voigt	1,171,754	—	—	—	1,171,754	1,171,754	—
Ms. Deanne Miller	363,636	—	(242,424)	—	121,212	121,212	—
Dr Frédéric Triebel	—	—	—	24,000,600	24,000,600	24,000,600	—

	9,617,000	—	(242,424)	—	33,375,176	33,375,176	—

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	3,431,373	10,023,350	(2,573,529)	—	10,881,194	—	10,881,194
Mr. Marc Voigt	25,588,236	—	(6,666,667)	—	18,921,569	—	18,921,569
Ms. Deanne Miller	11,676,471	—	(4,000,000)	—	7,676,471	—	7,676,471
Dr. Frédéric Triebel	8,152,993	—	(3,333,333)	—	4,819,660	—	4,819,660

	48,849,073	10,023,350	(16,573,529)	—	42,298,894	—	42,298,894

June 30, 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	6,004,902	—	(2,573,529)	—	3,431,373	—	3,431,373
Mr. Marc Voigt	16,323,529	20,000,000	(10,735,293)	—	25,588,235	—	25,588,236
Ms. Deanne Miller	6,127,451	12,000,000	(6,450,980)	—	11,676,471	—	11,676,471
Dr. Frédéric Triebel	—	11,486,326	(3,333,333)	—	8,152,993	—	8,152,993

	28,455,882	43,486,326	(23,093,135)	—	48,849,072	—	48,849,073

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2015	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	7,720,588	(1,715,686)	—	6,004,902	—	6,004,902
Mr. Matthew Lehman	—	—	—	—	—	—	—
Dr. Sharron Gargosky	—	6,127,451	—	—	6,127,451	—	6,127,451
Mr. Marc Voigt	—	16,323,529	—	—	16,323,529	—	16,323,529
Ms. Deanne Miller	—	6,127,451	—	—	6,127,451	—	6,127,451
Dr. Frédéric Triebel	—	—	—	—	—	—	—

	—	36,299,019	(1,715,686)	—	34,583,333	—	34,583,333

NOTE 22. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Audit fees PricewaterhouseCoopers Australia
Audit or review of the financial report	234,250	232,000	286,000
Other audit and assurance services in relation to regulatory filings overseas	200,000	209,741	—

	434,250	441,741	286,000
Audit-related fees
Network firm of PricewaterhouseCoopers Australia
Due Diligence services	—	—	66,986

Non-PwC audit firm
Audit or review of the financial report	—	—	—
Preparation of the tax return and other consulting services	—	—	—

	—	—	—

	434,250	441,741	352,986

NOTE 23. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2017 and June 30, 2016.

NOTE 24. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at June 30, 2017 and June 30, 2016.

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

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2017%	June 30, 2016%
Prima BioMed USA Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Prima BioMed GmbH	Germany	100.00	100.00
Prima Biomed Australia Pty Ltd	Australia	100.00	100.00
Prima Biomed IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

On June 29, 2017, Prima entered into a Securities Purchase Agreement with certain accredited investors to purchase 2,631,268 of its American Depositary Shares (“ADSs”) at a purchase price per ADS of US$1.90 in a registered direct offering, for total gross proceeds of approximately US$5.0 million (equivalent to approximately AU$6.5 million). In a concurrent private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on January 5, 2023. The Company completed the transaction on July 5, 2017 and received the proceeds on July 5, 2017. The capital raising costs of AU$846,180 incurred in June 2017 are included in Other Current Assets and will be re-classified to be netted off the share capital raised in July 2017.

On August 1, 2017, Prima received a second clinical milestone payment of US$1.0 million from Novartis based on the collaboration and licensing agreement between the companies relating to Prima’s IMP701 LAG-3 antibody.

On August 16, 2017, Prima received a €876,635 (A$1,306,266) cash rebate from the French Government under its Crédit d’Impôt Recherche scheme which is included in Grant and other receivables as at June 30, 2017 (please refer to Note 8 Current Receivables).

NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Loss after income tax expense for the year	(9,367,206)	(62,015,184)	(32,151,696)
Adjustments for:
Depreciation and amortization	1,701,615	1,993,093	1,341,202
Add back share based payments	862,227	2,058,659	738,799
Non-cash share based payment to strategic investor	—	47,468,071	—
Changes in fair value of comparability milestone	—	542,075	—
Add back (gain)/loss on disposal of assets	—	(18,493)	5,160
Add back Non-cash finance expenses	—	—	18,338,015
Unrealized gain on exchange through the profit and loss	(218,567)	844,864	(1,039,537)
Net change in fair value of convertible note liability	751,816	607,637	—
Change in operating assets and liabilities:
Decrease/(increase) in current receivables	(2,025,716)	(394,922)	5,958,640
Decrease/(increase) in other operating assets	(865,245)	324,983	350,970
(Decrease)/increase in trade and other payables	1,377,141	(1,491,882)	(1,187,960)
Increase/(decrease) in employee benefits	(7,120)	(45,165)	(357)
(Decrease)/increase in income tax payable	(21,549)	712	3,849
(Decrease)/increase in deferred tax liability	(694,194)	(1,184,139)	(144,064)

Net cash used in operating activities	(8,506,798)	(11,309,691)	(7,786,979)

NOTE 29. EARNINGS PER SHARE

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Loss after income tax	(9,367,206)	(62,015,184)	(32,151,696)

Loss after income tax attributable to the owners of Prima BioMed Ltd	(9,367,206)	(62,015,184)	(32,151,696)

	Number	Number (Revised)*	Number(Revised)*
Weighted average number of ordinary shares used in calculating basic earnings per share	2,072,450,143	2,016,566,497	1,371,431,903

Weighted average number of ordinary shares used in calculating diluted earnings per share	2,072,450,143	2,016,566,497	1,371,431,903

	Cents	Cents (Revised)*	Cents (Revised)*

Basic earnings per share	(0.45)	(3.08)	(2.34)
Diluted earnings per share	(0.45)	(3.08)	(2.34)

*	The Group revised the 2016 and 2015 EPS figure to correct the basic and diluted weighted average number of ordinary shares used in the EPS calculation. Although the figure has been updated in these financial statements, the Group has determined that the revision to the number of shares and the resulting EPS was not material to the 2016 and 2015 financial statements.

Information concerning other notes and options issued:

The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Listed options	—	77,378,693	77,378,696
Unlisted options	531,049,969	531,049,969	164,894,609
Convertible notes	727,075,050	706,476,966	—
Performance rights	33,852,075	51,310,083	38,183,209

Non-executive director rights	10,881,194	3,431,373	6,004,902

NOTE 30. SHARE-BASED PAYMENTS

a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP:

2017 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	5,422,794	—	—	2,665,441	2,757,353	—
September 19, 2014	0.044	1,807,598	—	—	888,480	919,118	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	28,000,001	—	14,000,000	—	14,000,001	—
October 1, 2015	0.060	600,000	—	—	—	600,000	—
October 1, 2015	0.061	200,000	—	—	—	200,000	—
December 29, 2015	0.050	1,538,462	—	1,538,462	—	—	—
March 7, 2016	0.041	1,486,326	—	—	—	1,486,326	—
February 10, 2017	0.035	—	1,634,375	—	—	1,634,375	—

Total		51,310,083	1,634,375	15,538,462	3,553,921	33,852,075	—

2016 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.042	7,398,896	—	5,390,073	2,008,823	—	—
September 19, 2014	0.044	10,845,588	—	—	5,422,794	5,422,794	—
September 19, 2014	0.044	3,615,196	—	—	1,807,598	1,807,598	—
November 14, 2014	0.037	4,068,627	—	4,068,627	—	—	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	—	945,180	945,180	—	—	—
August 5, 2015	0.050	—	2,551,985	—	2,551,985	—	—
August 5, 2015	0.051	—	850,662	—	850,662	—	—
August 5, 2015	0.047	—	42,000,000	13,999,999	—	28,000,001	—
October 1, 2015	0.060	—	600,000	—	—	600,000	—
October 1, 2015	0.061	—	200,000	—	—	200,000	—
December 29, 2015	0.050	—	1,538,462	—	—	1,538,462	—
March 7, 2016	0.041	—	1,486,326	—	—	1,486,326	—

Total		38,183,209	50,172,615	24,403,879	12,641,862	51,310,083	—

The fair value at grant date for Short Term Incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended June 30, 2017 included:

Grant date	February 10, 2017
Share price at grant date	$0.035
Expected price volatility of the Company’s shares	54%
Expected dividend yield	Nil
Risk-free interest rate	1.80%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

The model inputs for STI performance rights granted during the year ended June 30, 2016 included:

Grant date	August 5, 2015	December 29, 2015	March 7, 2016
Share price at grant date	$0.047	$0.050	$0.041
Expected price volatility of the Company’s shares	167%	169%	169%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.03%	1.97%	2.14%

The model inputs for STI performance rights granted during the year ended June 30, 2015 included:

Grant date	September 19, 2014	November 14, 2014
Share price at grant date	$0.047	$0.050
Expected price volatility of the Company’s shares	90%	90%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.86%	2.55%

The fair value at grant date for 42,000,000 long term incentives issued on August 5, 2015 are determined using a Black Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for these performance rights granted included:

Grant date	August 5, 2015
Measurement period	August 5, 2015 to August 5, 2017
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	162%
Expected dividend yield	Nil
Risk-free interest rate	1.95%

The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

The model inputs for performance rights granted during the year ended June 30, 2016 included:

Grant date	August 5, 2015	October 1, 2015
Measurement period – tranche 1	August 5, 2015 to October 2, 2017	October 1, 2015 to October 2, 2017
Measurement period – tranche 2	August 5, 2015 to October 2, 2018	October 1, 2015 to October 2, 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.047	$0.058
Expected price volatility of the Company’s shares	120%	120%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.12%	1.94%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

The model inputs for performance rights granted during the year ended June 30, 2015 included:

Grant date	September 19, 2014	November 14, 2014
Measurement period – tranche 1	September 19, 2014 to October 2, 2017	September 19, 2014 to October 2, 2017
Measurement period – tranche 2	September 19, 2014 to October 2, 2018	September 19, 2014 to October 2, 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.042	$0.037
Expected price volatility of the Company’s shares	90%	90%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.86%	2.55%

Set out below are summaries of options granted under the EIP:

2017 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,515,752	—	—	—	1,515,752	1,515,752
January 24, 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,680,868	—	—	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,515,752	—	—	—	1,515,752	1,515,752
January 24, 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,680,868	—	—	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

2015 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	30 June 2018	0.0774	1,758,176	—	(242,424)	—	1,515,752	1,515,752
January 24, 2014	30 June 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,923,292	—	(242,424)	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

No options expired during the periods covered by the above tables.

Fair value of options granted

No options were granted during the year ended June 30, 2017 (2016 – Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTE 30. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval

At the 2016 annual general meeting, shareholders approved the issue of 10,023,350 performance rights to Mr Pete Meyers in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.3 years. Set out below are summaries of performance rights granted with shareholders approval.

2017 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	3,431,373	—	2,573,529	—	857,844	—
November 25, 2016	Director rights	0.038	—	10,023,350	—		10,023,350	—

Total			3,431,373	10,023,350	2,573,529	—	10,881,194	—

2016 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	6,004,902	—	2,573,529	—	3,431,373	—

Total			6,004,902	—	2,573,529	—	3,431,373	—

2015 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	0.037	—	7,720,588	1,715,686	—	6,004,902	—

Total		—	7,720,588	1,715,686	—	6,004,902	—

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

NOTE 30. SHARE-BASED PAYMENTS (continued)

(c) Options issued to other parties

During the prior year, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are exercisable at June 30, 2017.

Set out below is a summary of the options granted to both parties:

2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
July 31, 2015	August 5, 2020	0.0237	371,445,231	—	—	—	371,445,231	371,445,231
July 31, 2015	August 5, 2021	0.025	8,475,995	—	—	—	8,475,995	8,475,995
October 30, 2015	October 30, 2020	0.057	793,103	—	—	—	793,103	793,103
March 7, 2016	March 7, 2021	0.040	1,026,272	—	—	—	1,026,272	1,026,272

Fair value of options granted

There were no options granted during the year ended June 30, 2017 (2016 – 381,739,601 options). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(g) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2017 A$	June 30, 2016 A$
Share-based payment expense	—	82,242
Employee share-based payment expense	862,227	1,976,417
Share Based Payment to strategic investor	—	47,468,071

	862,227	49,529,730

Share-based payment transactions with employees are recognised during the period as a part of corporate administrative expenses.

NOTE 31. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2017 A$	June 30, 2016 A$	June 30, 2015 A$
Loss after income tax	(8,526,159)	(61,973,221)	(29,484,263)
Total comprehensive loss	(8,526,159)	(61,973,221)	(29,484,263)

Statement of financial position

	Parent
	June 30, 2017 A$	June 30, 2016 A$
Total current assets	13,220,743	20,205,467
Total non current assets	20,936,849	20,903,050
Total assets	34,157,592	41,108,517

Total current liabilities	1,189,848	1,103,005
Total non current liabilities	6,482,571	5,847,876
Total liabilities	7,672,419	6,950,881

Equity
— Contributed equity	195,352,543	194,530,932
— Reserves	63,251,328	63,219,244
— Accumulated losses	(232,118,699)	(223,592,540)
Total equity	26,485,173	34,157,636

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at June 30, 2017 and June 30, 2016.

Capital commitments – Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2017 and June 30, 2016.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

4.1	Deed of Novation between The MacFarlane Burnet Institute for Medical Research and Public Health Ltd, Prima BioMed and Cancer Vac Pty Ltd, dated April 18, 2012	20-F	001-35428	4.4.1	10/30/13

4.2+#	Prima BioMed Employee Share Option Plan

4.3+	Prima BioMed Global Employee Share Option Plan	20-F	001-35428	4.10	10/3/12

4.4+	Prima Executive Incentive Plan	20-F	001-35428	4.11	10/30/13

4.5+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.6+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.7+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.9+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.10+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.11+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.12+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

4.13*	Supply, Distribution and Licensing Agreement between Prima BioMed and Neopharm Ltd., dated February 19, 2014	20-F	001-35428	4.20	9/24/14

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.14*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.15+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated 1 October 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.16*	Sub-License, License and Asset Purchase Agreement, by and among Prima BioMed Ltd. and Sydys Corporation, dated May 12, 2016	20-F	001-35428	4.18	10/3/16

4.17	Placement Agency Agreement, dated June 29, 2017, by and between Prima BioMed Ltd and Maxim Group LLC	6-K	001-35428	99.1	6/29/17

4.18	Securities Purchase Agreement, dated June 29, 2017, by and between Prima BioMed Ltd and the purchasers party thereto	6-K	001-35428	99.2	6/29/17

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the U.S. Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.

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

Date: October 19, 2017