Form 20-F
period 2018-06-30
IMMUTEP Ltd
filed 2018-10-19
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-35428

Immutep Limited

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

The number of ordinary shares outstanding as of June 30, 2018 was 3,026,082,669.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

INTRODUCTION

Immutep Limited (previously known as “Prima BioMed Ltd”) was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The Company changed its name from Prima BioMed Ltd to Immutep Limited in November 2017. The principal listing of our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with respect to our ordinary shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on April 12, 2012. Our American Depositary Shares, or ADSs, each of which represents 100 of our ordinary shares, are listed on the NASDAQ Global Market, or NASDAQ, under the symbol “IMMP” (previously “PBMD”). The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Immutep” and the “Company” mean Immutep Limited and its subsidiaries, unless otherwise indicated.

FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “euro”, “€” or “EUR” are to the currency of certain states of the European Union, and all references to “Australian dollars” or “$” or “A$” are to the currency of Australia. In this Annual Report, “fiscal year” refers to the period between July 1 and June 30 of the following year.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements and these forward-looking statements, include, without limitation, any statements relating to:

•	our product development and business strategy, including the potential size of the markets for our products and future development and/or expansion of our products and therapies in our markets;

•	our current and future research and development activities, including clinical testing and manufacturing and the costs and timing thereof;

•	sufficiency of our cash resources;

•	our ability to commercialize products and generate product revenues

•	our ability to achieve and collect milestone and royalty payments from our collaboration partners and other contract counterparties;

•	our ability to raise additional funding when needed;

•	any statements concerning anticipated regulatory activities or licensing or collaborative arrangements, including our ability to obtain regulatory clearances;

•	our research and development and other expenses;

•	our operations and intellectual property risks;

•	our ability to remain compliant with ASX and NASDAQ’s continuing listing standards; and

•	any statement of assumptions underlying any of the foregoing.

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

The following selected consolidated financial data as of June 30, 2018 and 2017 and for the fiscal years ended June 30, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2016, 2015, and 2014 and for the fiscal years ended June 30, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2018	2017	2016	2015	2014
	(in A$, except share amounts)
License revenue	2,630,484	—	175,052	—	—
Other income	4,722,823	4,221,534	1,853,869	2,092,867	3,140,066
Depreciation & amortization	(1,808,929)	(1,701,615)	(1,993,093)	(1,341,202)	(446,360)
Research & development and intellectual property	(9,989,830)	(7,525,744)	(7,059,528)	(8,952,447)	(11,930,857)
Corporate administrative expenses	(7,242,061)	(4,346,952)	(6,982,629)	(5,723,106)	(4,092,623)
Loss on foreign exchange	—	—	(563,890)	—	—
Finance costs	—	—	(8,199)	(18,364,804)	—
Share Based Payment to strategic investor	—	—	(47,468,071)	—	—
Changes in fair value of warrants	(189,983)	—	—	—	—
Changes in fair value of comparability milestone	—	—	(542,075)	—	—
Net change in fair value of convertible note liability	(866,848)	(751,816)	(607,637)	—	—
Loss on disposal of assets	—	—	—	(5,160)	—
Loss before income tax expense	(12,744,344)	(10,104,593)	(63,196,201)	(32,293,852)	(13,329,774)
Income tax (expense) / benefit	(1,676)	737,387	1,181,017	142,156	(13,607)

Net loss	(12,746,020)	(9,367,206)	(62,015,184)	(32,151,696)	(13,343,381)

Loss per share – basic and diluted (in A$ cents)	(0.49)	(0.41)*	(2.78)*	(2.02)*	(0.89)*

Weighted average number of ordinary shares outstanding – basic and diluted	2,608,328,140	2,284,360,994 *	2,228,477,348 *	1,591,280,189 *	1,504,675,324 *

*

Immutep Limited and all of its wholly owned subsidiaries (’the group’) restated the 2014 to 2017 EPS figures to reflect the bonus element of shares issue arising from the capital raising in fiscal year 2018.

Consolidated Balance Sheet Data:

	As of June 30,
	2018	2017	2016	2015	2014
	(in A$)
Cash and cash equivalents	23,475,521	12,236,974	20,879,548	6,759,615	14,200,042
Working capital	24,789,816	13,287,250	20,198,827	3,643,408	21,912,972
Net assets	33,521,927	26,532,306	35,317,513	24,689,743	22,592,320
Total assets	46,998,783	34,963,796	42,554,067	30,983,445	25,377,955
Long-term debt	6,645,832	5,778,984	5,027,168	—	—
Total shareholders’ equity	33,521,927	26,532,306	35,317,513	24,689,743	22,592,320
Contributed equity	213,232,719	195,352,543	194,530,932	179,878,436	149,014,372

Exchange Rate Information:

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the historical daily exchange rates of the Australian dollar by the Reserve Bank of Australia (RBA).

Year Ended June 30,	At Period End	Average Rate	High	Low
	US$	US$	US$	US$
2014	0.9420	0.9187	0.9672	0.8716
2015	0.7680	0.8382	0.9458	0.7114
2016	0.7426	0.7283	0.7812	0.6867
2017	0.7692	0.7545	0.7724	0.7202
2018	0.7391	0.7753	0.8121	0.7353

Month	High	Low
	US$	US$
April 2018	0.7804	0.7545
May 2018	0.7588	0.7435
June 2018	0.7664	0.7353
July 2018	0.7467	0.7360
August 2018	0.7441	0.7213
September 2018	0.7296	0.7103

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the years ended June 30 2017 and 2018, we had net losses of $9.4 million and $12.7 million, respectively.

We are at an early stage in the development of pharmaceutical product candidates and their success is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have four product candidates under development IMP321 (also known as “eftilagimod alpha” or “efti”), IMP761, IMP701 and IMP731, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses.

We expect to continue to incur losses from operations for the foreseeable future and expect the costs of drug development to increase in the future as more patients are recruited to the clinical trials. In particular, we expect to continue to incur significant losses in carrying out clinical trials of IMP321 and ongoing research and preclinical development in terms of immunotherapy product candidates, such as IMP761. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales and marketing of therapeutic products such as IMP321 and IMP761, we may experience larger than expected future losses and may never become profitable.

Moreover, there is a substantial risk that we, or our development partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We have no medicinal products approved for commercial sale and no source of consistent material revenue.

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the success of our product candidates.

The LAG-3 product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology in December 2014. This acquisition significantly expanded our clinical development product portfolio to other categories of immunotherapies. It has also provided the business with partnerships with several of the world’s largest pharmaceutical companies.

We have four LAG-3 product candidates. The most advanced of the three is IMP321(INN: eftilagimod alpha). IMP321 is a recombinant protein typically used in conjunction with other therapies (e.g. chemotherapy or other immunotherapy) to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm, in China. We entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, IMP321 with MSD’s anti-PD-1 therapy pembrolizumab in phase II clinical trials. We also entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany, and Pfizer for a Phase I clinical trial that will evaluate the clinical benefits of combining our immune stimulator, IMP321, with avelumab, a PD-L1 blocking antibody.

Our second LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 has been licensed to CoStim (Novartis), which is solely responsible for its development and manufacturing. Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing. Our fourth LAG-3 product candidate is IMP761, an early stage product candidate which is being developed as our first agonist antibody of LAG-3. In addition to these products Immutep has a dedicated R&D laboratory outside Paris with ongoing research capabilities. Immutep also currently generates modest income from sales of LAG-3 research reagents.

Our ability to generate product revenue, especially through the commercialization of the LAG-3 products, depends on a number of factors, including our ability to:

•	successfully complete clinical development of, and receive regulatory approval for, our product candidates;

•	set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors;

•	obtain commercial quantities of our products, if approved, at acceptable cost levels; and

•	successfully market and sell our products, if approved.

There can be no assurance that our or our partners’ ability to develop any product candidate, will be successful or our ability to obtain the necessary regulatory approvals with respect to any of the foregoing will be successful. As a result, the prolonged inability to generate revenue may adversely impact our business operations.

The increase in expenses may adversely impact our business if our sources of funding and revenue are insufficient.

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

In addition, because of the numerous risks and uncertainties associated with product candidate development, we are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability. Our expenses could significantly increase beyond current expectations if the applicable regulatory authorities require further studies in addition to those currently anticipated. In any case, even if our product candidates are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of such products and there can be no guarantee that we will ever generate significant revenues.

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

Until our product candidates become commercially available, we will need to obtain additional funding in connection with the further development of our product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for stockholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock and ADSs to fall.

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

We may find it difficult to enroll patients in our current and any future clinical trials, and patients could discontinue their participation in our current and any future clinical trials, which could delay or prevent our current and any future clinical trials of our product candidates and make those trials more expensive to undertake.

Identifying and qualifying patients to participate in current and any future clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve diversity in a trial, to complete any future clinical trials in a timely manner. Patient enrollment is affected by factors including:

•	finding and diagnosing patients;

•	severity of the disease under investigation;

•	design of the clinical trial protocol;

•	size and nature of the patient population;

•	eligibility criteria for the trial in question;

•	perceived risks and benefits of the product candidate under study;

•	proximity and availability of clinical trial sites for prospective patients;

•	availability of competing therapies and clinical trials;

•

clinicians’ and patients’ perceptions of the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating;

•	patient referral practices of physicians; and

•	ability to monitor patients adequately during and after treatment.

If we are unable to successfully develop related diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We may develop related diagnostics for some of our therapeutic product candidates. Such related diagnostics are subject to regulation by the FDA and typically to comparable foreign regulatory authorities as medical devices and typically require separate regulatory approval or clearance prior to commercialization. Marketing approval or clearance of the diagnostic will require sufficient data to support its safety and efficacy. In addition, at least in some cases, the FDA and comparable foreign regulatory authorities may require the development and regulatory approval or clearance of a related diagnostic as a condition to approving our therapeutic product candidates. While we have some, limited experience in developing diagnostics, we plan to rely in large part on third parties to perform these functions. We may seek to enter into arrangements with one or more third parties to create a related diagnostic for use with our current or future product candidates.

If we or any third parties that we engage to assist us, are unable to successfully develop or obtain marketing approval or clearance for related diagnostics for our therapeutic product candidates, or experience delays in doing so:

•	the development of relevant product candidates may be delayed or impaired altogether if we are unable to appropriately select patients for enrollment in our clinical trials;

•	our relevant therapeutic product candidate may not receive marketing approval if its effective use depends on a related diagnostic in the regulatory authority’s judgment; and

•

we may not realize the full commercial potential of any therapeutic product candidates that receive marketing approval if, among other reasons, we are unable to appropriately identify patients with the specific genetic alterations targeted by our therapeutic product candidates.

If any of these events were to occur, our business would be harmed.

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

The development and commercialization of IMP321, IMP701, IMP761 and IMP731, or any other product candidate we may develop, is subject to many risks, including:

•	additional clinical or pre-clinical trials may be required beyond what we currently expect;

•	regulatory authorities may disagree with our interpretation of data from our preclinical studies and clinical studies or may require that we conduct additional studies;

•	regulatory authorities may disagree with our proposed design of future clinical trials;

•	regulatory authorities may delay approval of our product candidates, thus preventing milestone payments from our collaboration partners;

•	regulatory authorities may not accept data generated at our clinical study sites;

•	we may be unable to obtain and maintain regulatory approval of our product candidate in any jurisdiction;

•

the prevalence and severity of any side effects of any product candidate could delay or prevent commercialization, limit the indications for any approved product candidate, require the establishment of a risk evaluation and mitigation strategy, or REMS, or cause an approved product candidate to be taken off the market;

•	regulatory authorities may identify deficiencies in our manufacturing processes or facilities or those of our third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	the third-party manufacturers we expect to depend on to supply or manufacture our product candidates may not produce adequate supply;

•	we, or our third-party manufacturers, may not be able to source or produce current Good Manufacturing Practice (cGMP) materials for the production of our product candidates;

•	we may not be able to manufacture our product candidates at a cost or in quantities necessary to make commercially successful products;

•	we may not be able to obtain adequate supply of our product candidates for our clinical trials;

•	we may experience delays in the commencement of, enrolment of patients in and timing of our clinical trials;

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

If any of these risks materializes, we could experience significant delays or an inability to successfully develop and commercialize IMP321, IMP761, IMP701 and IMP731, or any other product candidate we may develop, which would have a material adverse effect on our business, financial condition and results of operations.

Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

We completed our acquisition of Immutep S.A.S., in December 2014 for consideration of up to US$25 million in cash and stock. Although we have completed the integration of Immutep’s business into our own, we have not yet achieved, and may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, there may be unexpected problems in the business unrelated to the Immutep acquisition that have a negative effect on our business. If we fail to implement our business strategy, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

Immutep S.A.S. is the only significant acquisition in our recent history. Identifying strategic acquisitions is part of our business plan and may become an increasingly important part of our growth. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

Ongoing and future clinical trials of product candidates may not show sufficient safety or efficacy to obtain requisite regulatory approvals for commercial sale.

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, quality issues, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be severely harmed.

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

IMP321 and our other product candidates are undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product candidate in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product candidate or any other candidate. Even if we receive regulatory approval for IMP321 or any product candidate, our profitability will depend on our ability to generate revenues from their sale or the licensing of our technology.

We may not be able to obtain orphan drug exclusivity, where relevant, in all markets for our product candidates.

Of our current pipeline product candidates, none of our drugs have been designated with orphan drug status by the FDA. Regulatory authorities in some jurisdictions, including the United States, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. The applicable period is seven years in the United States. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

While there is no guarantee, FDA orphan drug designation may provide a range of benefits, including a potential fast track process for clinical regulatory approval, potential tax credits for qualified clinical trials and an exemption from FDA application user fees.

Even if we obtain orphan drug exclusivity for a product in the United States or for additional products in the European Union, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, the European Medicines Agency, or the EMA, can approve a competitive product if the orphan drug no longer meets the criteria for orphan designation (including sufficient profitability), if the competitive product is safer, more effective or otherwise clinically superior, or if the orphan drug cannot be supplied in sufficient quantities.

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

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have collaborative arrangements with Eddingpharm for the development of IMP321 for China, Hong Kong, Macau and Taiwan. Any revenues from sales of any of our partnered product candidates will depend on the success of the collaboration partner.

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

Because we rely on third-party manufacturing and supply partners, our supply of research and development, preclinical and clinical development materials may become limited or interrupted or may not be of satisfactory quantity or quality.

We rely on third-party supply and manufacturing partners to manufacture and supply the materials for our research and development and preclinical and clinical study supplies. We do not own manufacturing facilities or supply sources for such materials.

There can be no assurance that our supply of research and development, preclinical and clinical development biologics and other materials will not be limited, interrupted or restricted in certain geographic regions, be of satisfactory quality or continue to be available at acceptable prices. Replacement of a third-party manufacturer could require significant effort, cost and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMP. In the event that any of our suppliers or manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves or enter into an agreement with another third party, which would be costly and delay any future clinical trials.

In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills or technology to another third party. These factors increase our reliance on our manufacturers and may require us to obtain a license from a manufacturer in order to have another third-party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines of the FDA and comparable foreign regulatory authorities. The delays and costs associated with the verification of a new manufacturer could increase our costs and delay the development of our product candidates.

We expect to continue to rely on third-party manufacturers for preclinical and clinical grade product candidates and if we receive regulatory approval for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

•	an inability to conduct necessary preclinical studies to progress our product candidates to clinical trials;

•	an inability to initiate or continue any future clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of a collaborator;

•	subjecting our product candidates to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

We and our collaborators may disagree over our right to receive payments under our collaboration agreements, potentially resulting in costly litigation and loss of reputation.

Our ability to receive payments under our collaboration agreements depends on our ability to clearly delineate our rights under those agreements. We have out-licensed portions of our intellectual property to our collaborators with the intent that our collaborators will develop product candidates. However, a collaborator may use our intellectual property without our permission, dispute our ownership of intellectual property rights, or argue that our intellectual property does not cover, or add value to, any product candidates they develop. If a dispute arises, it may result in costly patent office procedures and litigation, and our collaborator may refuse to pay us while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator and may also harm our reputation in the industry. Even if we are entitled to payments from our collaborators, we may not actually receive these payments, or we may experience difficulties in collecting the payments to which we believe we are entitled. After our collaborators launch commercial products containing our licensed traits, we will need to rely on the good faith of our collaborators to report to us the sales they earn from these products and to accurately calculate the payments we are entitled to, a process that will involve complicated and difficult calculations. Although we seek to address these concerns in our collaboration agreements by reserving our right to audit financial records, such provisions may not be effective.

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

We face competition from entities that have developed or may develop product candidates for our target disease indications, including companies developing novel treatments and technology platforms based on modalities and technology similar to ours.

The development and commercialization of pharmaceutical products is highly competitive. We compete with a variety of multinational pharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or could develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved and accepted by the medical community, patients and third-party payers, and any new treatments that enter the market.

There may be a significant number of products that are currently under development, and may become commercially available in the future, for the treatment of conditions for which we are developing, and may in the future try to develop, product candidates.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources and experience than we have. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position.

Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or non-competitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

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

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We rely on a number of third party researchers and contractors to produce, collect, and analyze data regarding the safety and efficacy of our product candidates. We also have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly or the data is analyzed incorrectly.

Notwithstanding our control procedures, we may face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of persons than were involved in the clinical trials once marketing, distribution and sales of our products begin. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients and others;

•	loss of revenues; and

•	the inability to commercialize products and product candidates.

With respect to product liability claims, we could face additional liability beyond insurance limits if testing mistakes were to endanger any human subjects. In addition, if a claim is made against us in conjunction with these research testing activities, the market price of our ordinary shares or ADSs may be negatively affected.

We and our development partners, third-party manufacturers and suppliers use biological materials and may use hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.

We and our development partners, third-party manufacturers and suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. National, state and local laws and regulations in the United States, Australia and other countries govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development and commercialization efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and any future clinical trials, regulatory approvals or product commercialization progress could be suspended.

Our status as emerging growth company may reduce the amount of information available to investors

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

We would cease to be an “emerging growth company” upon the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our initial U.S. public offering, which closed on July 5, 2017; (ii) the last day of the first fiscal year in which we have total annual gross revenues of at least US$1.1 billion; (iii) the date on which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares (including ordinary shares represented by ADSs) that is held by non-affiliates exceeds US$700 million as of the end of the second quarter of our last completed fiscal year; and (iv) the date on which we have issued more than US$1 billion in non-convertible debt during a three-year period.

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

If a third-party intellectual property right exists it may require the pursuit of litigation or administrative proceedings to nullify or invalidate the third-party intellectual property right concerned, or entry into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms, if at all.

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

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to manufacture our product candidates, and because we collaborate with various organizations and academic institutions on the advancement of our technology and product candidates, we may, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our intellectual property rights and protections in our product candidates.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us. In other cases we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours but that are not covered by our intellectual property rights.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

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

Some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are, or any of our licensors is, forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position or commercial advantage may be impaired and our business and results of operations may be adversely affected.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.020 and US$1.25, respectively, to a high of A$0.044 and US$3.30, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

In addition, volatility and low market price of our ordinary shares and/or ADSs may adversely impact investors’ interest in our securities. A decline in investors’ interest may prompt further volatility and decrease in market price.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect market trading in our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2018, our ordinary shares traded on the NASDAQ from low of US$1.25 to a high of US$3.06 per share. During the fiscal year ended June 30, 2017, our ordinary shares traded on the NASDAQ from a low of US$1.70 to a high of US$3.30 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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

These disclosure requirements may significantly burden trading in, and delay the execution of transactions in, our ADSs. Thus, if our ADSs are considered penny stock, these disclosure requirements may adversely impact market trading in our ADSs.

We may be a passive foreign investment company (PFIC) which would subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks if we are a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ADSs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

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

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors. Our holders of shares and ADSs may not receive any return on their investment from dividends. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares and ADSs, which is uncertain and unpredictable. There is no guarantee that our ordinary shares and ADSs will appreciate in value or even maintain the price at which you purchased your ordinary shares and ADSs.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. In the last two years, the value of the Australian dollar remained relatively stable against the U.S. dollar. There can be no assurance, however, that this trend will continue. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

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

The listing of our securities on stock exchanges in different countries may adversely impact their liquidity.

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

Our shareholders have shareholder rights. Australian law and our constitution govern shareholder rights. For a description of our shareholders’ rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association.” Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares.

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

If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will learn of ordinary shareholders’ meetings and receive the voting materials in time to instruct the depositary or withdraw the underlying ordinary shares. This means that there is a risk that our ADS holders may not be able to exercise voting rights and there may be nothing they can do if their shares are not voted as they requested.

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

The ADSs are listed on the Nasdaq Global Market under the symbol “IMMP.” In the past we have failed, and in the future we may again fail, to comply with the Nasdaq Global Market regulations and listing requirements as to minimum stockholders’ equity, minimum market value, minimum total assets and revenue, minimum bid price, minimum public float and/or other requirements, and as a result Nasdaq may initiate procedures to delist the ADSs from the Nasdaq Global Market, which may adversely affect our business.

If we fail to meet Nasdaq’s continued listing rules, the ADSs may be delisted from the Nasdaq Global Market. Delisting from the Nasdaq Global Market could have an adverse effect on our business, including our ability to access future capital, and on the trading of the ADSs. If a delisting of the ADSs were to occur, the ADSs may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in the ADSs as well as significantly impact the price and liquidity of the ADSs. Any such delisting may also adversely affect the trading of the ADSs by ADS holders, or impede them from liquidating their holdings. Delisting may also adversely impact the success of future issues of securities or the possibility to receive additional financing, particularly in the United States.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. Last year, the Australian dollar has, as a general trend, remained stable against the U.S. dollar and European euro, whereas two years ago, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2018, we made net foreign exchange gain of A$323,000 as a result of currency fluctuations. In fiscal 2017, there was a small foreign exchange gain of A$433 as a result of currency fluctuations. In fiscal 2016, we made net foreign exchange losses as a result of currency fluctuations of A$0.6 million. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

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

Rights as a holder of ordinary shares are governed by Australian law and our Constitution which differ from the rights of shareholders under U.S. law. Holders of our ordinary shares or ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

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

We and our subsidiaries are located in a number of jurisdictions and therefore have exposure to different legal and taxation requirements in multiple jurisdictions, which requirements are subject to change. The listed entity Immutep Limited is incorporated in, and a tax resident of, Australia. It has a number of intercompany arrangements with its subsidiaries (resident outside Australia also for tax purposes), including, for example, funding and employee sourcing arrangements. In Australia there are complex and material requirements on transfer pricing of intercompany loan arrangements with overseas entities. The multiple jurisdictional structure of the Company and its subsidiaries can expose the group to substantial compliance and taxation liabilities. While we believe we are compliant with these tax laws, there is a risk that we and our subsidiaries could be subject to tax audits (with the resulting compliance costs) or exposed to fines or penalties.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Our legal and commercial name is Immutep Limited. We were incorporated under the laws of the Commonwealth of Australia on May 21, 1987 as Prima BioMed Ltd.

In December 2014, we completed the acquisition of Immutep S.A., a French company. In December 2014, Immutep S.A. underwent a change of company organization and become known as Immutep S.A.S. In November 2017, what was then known as Prima BioMed Ltd, changed its name to Immutep Limited to reflect the new strategic direction and management of the business to primarily focus on the development of its portfolio of LAG-3 based immunotherapy assets.

Our registered office is located at Level 12, 95 Pitt Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 8315 7003. Our address on the Internet is www.immutep.com. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

B. Business Overview

Background

Immutep is a leader in the development of LAG-3 related immunotherapeutic products. Our key product candidate is IMP321, which is a recombinant protein in clinical trials for the treatment of different types of cancers.

IMP321, based on the LAG-3 immune control mechanism could play a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an antigen presenting cell (APC) activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy combination for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869).

Two additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Operations Summary

Immutep has administrative offices in Sydney, Australia, New York, USA and in Berlin, Germany. With the acquisition of Immutep S.A. in December 2014 we also have a laboratory located in Paris for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: IMP321, IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of IMP321, IMP701 and IMP731. Further details are provided under the intellectual property section.

As of June 30, 2018, we employed 19 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

IMP321 Clinical Development

Immutep’s lead program is the development of IMP321, a recombinant protein that may be used in conjunction with chemotherapy to amplify a patient’s immune response. IMP321 may also be administered in combination with other agents and at different doses to achieve different effects on the immune system. These alternative applications of IMP321 are the subject of various clinical programs.

Immutep is developing IMP321 jointly with Eddingpharm under a licensing agreement dated May 2013 between Immutep S.A. and Eddingpharm. Eddingpharm has the exclusive development right of the IMP321 product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm has paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321 but current and future costs of manufacturing of IMP321 are now Immutep’s responsibility. Immutep will offer technical assistance to Eddingpharm to facilitate its application to register IMP321 in China, Hong Kong, Macau and Taiwan. Eddingpharm is also required to make further milestone payments to Immutep if IMP321 achieves specific development milestones as well as undisclosed royalties on sales. Eddingpharm’s co-development of IMP321 is supported by a sublicense from Immutep to the background Serono licensed IP.

In fiscal 2016, we started two new clinical trials for IMP321. The first one was Active Immunotherapy PAClitaxel (AIPAC), a Phase IIb study on IMP321’s effectiveness in treating metastatic breast cancer. Meetings have taken place with the European Medicines Agency (EMA) in regard to protocol design of the AIPAC study and the EMA have shown their support of the design, although a scientific advice is not legally binding. The primary purpose of the AIPAC trial, which will have a study group of up to 226 patients in the randomized part of the study and 15 patients who have been enrolled for the safety run-in (hence up to 241 patients in total), is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The second of the two clinical trials was Two ACTive Immunotherapeutics in melanoma (TACTI-mel), a Phase I study on IMP321’s effectiveness in enhancing immune responses to PD-1 inhibitors in melanoma patients. The primary purpose of the TACTI-mel trial, which will have a study group of up to 24 patients, is to determine safety and dosage levels for combining the two products in future trials.

In fiscal 2017, we continued our AIPAC Phase IIb and TACTI-mel Phase I clinical trials for IMP321. Regarding AIPAC Phase IIb clinical trial, in December 2016, we announced interim data, with respect to tests of IMP321 plus paclitaxel chemotherapy, with all 15 patients in the safety run-in phase confirming previous trial results as well as the safety, pharmacokinetics and pharmacodynamics of IMP321 at both dosage levels. In January 2017, we commenced the enlarged randomised phase of its AIPAC Phase IIb clinical trial for IMP321 in breast cancer. The randomised phase entails half of the 226 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with IMP321. Regarding TACTI-mel Phase I clinical trial, in December 2016, we announced first clinical data from its TACTI-mel Phase I clinical trial for IMP321 combined with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) in melanoma cancer. The results confirmed that IMP321 is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage. In January 2017, we commenced recruitment for the second cohort of six patients for its TACTI-mel melanoma trial being conducted in Australia. This second cohort was fully recruited by March 2017.

We also entered into new partnerships. In particular, in July 2016, we announced a new clinical trial investigating the intra-tumoural injection of IMP321 in collaboration with the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany. In November 2016, we announced the signing of a non-binding MOU and strategic development and manufacturing partnership it entered into with WuXi Biologics. Under the partnership, WuXi Biologics will be the exclusive clinical and commercial manufacturer for IMP321 for Immutep worldwide (excluding: China, Macau, Taiwan and Hong Kong where rights are retained by Eddingpharm, Immutep’s development partner in China). In January 2017, we entered into a new collaboration with Japan’s CYTLIMIC, a recent spin off from NEC Corporation (NEC), to test a cancer peptide vaccine in combination with IMP321.

In fiscal 2018, we continued our AIPAC Phase IIb and TACTI-mel Phase I clinical trials for IMP321. Regarding AIPAC Phase IIb clinical trial, clinical trials sites were opened across Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands. Active recruiting and patients treatments are undergoing as part of the randomized and controlled phase of the study. At the end of the fiscal year, we had recruited 113 patients. First data are expected in calendar year 2019. Regarding TACTI-mel Phase I clinical trial, we reported overall encouraging interim data regarding the efficacy and safety of IMP321 combined with pembrolizumab (KEYTRUDA®). In March 2018, we expanded the clinical trial to include a fourth cohort (Part B) of six patients which evaluates 30mg of efti in combination with pembrolizumab. This cohort was fully recruited in August 2018. In May 2018, interim data for the initial three cohorts yielded an overall response rate of 61% when the response rates from the initial four cycles of pembrolizumab monotherapy are used, and an overall rate response of 33% measured from the start of the combination therapy when IMP321 was added at cycle five of pembrolizumab. Two complete responses according to RECIST have been reported from the trial, out of 18 patients. We expect to report updated data from the TACTI-mel clinical trials in November 2018.

We also expanded our collaborative studies. In particular, the “INSIGHT” clinical trial was amended in September 2018, through a collaboration with Merck KGaA and Pfizer, Inc. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH will be the sponsor of the amended clinical trial which will be conducted under the existing protocol of the ongoing INSIGHT clinical study. In particular, this new collaborative study will test the safety and efficacy of IMP321 combined with Merck KGaA’s and Pfizer’s Avelumab, which is a stimulator of the immune system to detect and fight tumor cells, with respect to advanced solid tumors.

We also entered into a new collaboration with the Monash University in Melbourne following a grant of A$360,000 in August 2017. The grant will fund a research project of the role of LAG-3 in immune responses. Furthermore, our Chinese partner EOC Pharma, an affiliate of Eddingpharm, is expected to commence a Phase I trial of IMP321 in combination with paclitaxel with respect to the treatment of metastatic melanoma in September 2018.

In March 2018, we announced that we had entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the safety and efficacy of the combination of IMP321 and pembrolizumab (KEYTRUDA) in a new Phase II clinical trial (TACTI-002) with respect to head and neck squamous cell carcinoma (second line) and non-small cell lung carcinoma (first and second line). In July 2018, the FDA granted approval of the IND regarding TACTI-002 Phase II clinical trial which allows us to initiate the study in the United States. We expect to commence this clinical trial in the last quarter of 2018 with the first data expected in mid calendar 2019. We expect to recruit up to 110 patients across 15 centers in the United States, Europe and Australia.

IMP731 Clinical Development

A second key product candidate of Immutep is IMP731, a depleting antibody that removes T cells involved in autoimmunity. The product candidate was acquired through our acquisition of Immutep S.A.S (formerly known as Immutep S.A.) in December 2014. Immutep S.A.S obtained the exclusive intellectual property rights of IMP731 from the Institut national de la santé et de la recherche médicale (INSERM Transfert) under a commercial co-ownership and exploitation agreement dated July 2010. In return, Immutep S.A.S has the obligation to make customary milestone payments when the product achieves market authorization, plus additional minor royalty payments on sales.

The development of IMP731 was licensed to Glaxo Smith Kline (GSK) under a license and research collaboration agreement dated December 2010 between Immutep S.A.S and GSK. Under the sublicense, GSK has the exclusive development right of IMP731and will fund all the development costs and make potential milestone payments in the aggregate amount of up to £64 million as well as potential royalty payments to Immutep.

In January 2015, we collected a milestone payment from GSK for the development of GSK2831781 (derived from Immutep’s IMP731 antibody) for a first time in human clinical trial. GSK announced in July 2018 that the lead indication for GSK2831781 will be ulcerative colitis with Proof of Concept data expected in 2020. A new clinical study will build on GSK’s Phase I clinical trial of the product candidate in psoriasis, which was completed in March 2018.

More information about the phase I clinical trial can be found at www.clinicaltrials.gov by searching for NCT02195349.

IMP701 Clinical Development

The third key product candidate of Immutep is IMP701, an antagonist (blocking) antibody targeting the LAG-3 molecule with potential application in the treatment of cancer. It is designed to block the negative signal in cytotoxic T cells, which may stop T cells from responding to the cancer. The product candidate was acquired through ours acquisition of Immutep S.A.S in December 2014.

The development of IMP701 was licensed to CoStim Pharmaceuticals under an exclusive license and collaboration agreement dated September 2012 between Immutep and CoStim. Under the license, CoStim has the exclusive development right of IMP701, in consideration for the obligation to fund all the development costs and to make milestone and royalty payments to Immutep S.A.S.

In February 2014, CoStim became a wholly owned subsidiary of Novartis, but the obligations of the Agreement remained with CoStim.

In August 2017 we received a milestone payment of US$1,000,000 from Novartis relating to our IMP701 LAG-3 antibody.

Novartis currently has three active trials for its LAG525 (derived from Immutep’s IMP701 antibody), with a fourth trial expected to commence soon.

More information about this clinical trial can be found at www.clinicaltrials.gov by searching for NCT02460224.

IMP761 Preclinical Development

On January 3, 2017 we announced a new early stage product candidate to be known as IMP761, developed in our laboratory in Paris, and believed to be the first agonist antibody of LAG-3. IMP761, our fourth LAG-3 related product candidate, is our first agonist antibody related to LAG-3. The product candidate is not partnered and in early preclinical development (in vitro and in vivo studies). No GMP grade material has been produced yet. In September 2018 we announced that we would commence cell line development and associated manufacturing steps to progress the development of IMP761.

Research Reagents used in the Development of LAG-3 Products

Our French subsidiary, Immutep S.A.S. manufactures, sells and distributes research reagents used by scientists in the research of LAG-3 products. In the fiscal year ending 30 June 2018, the business generated A$ 987,000 of revenue for Immutep S.A.S. The reagents are manufactured by Immutep S.A.S. and distributed through third party distributers. These third parties include Adipogen, Cytlimic Inc and Enzo.

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

CVac (Clinical Development for the Treatment of Ovarian Cancer Patients in Remission)

Prior to the acquisition of Immutep S.A., the lead program of Prima BioMed, was CVac for the treatment of epithelial ovarian cancer patients who were in complete second remission. This disease represents a significant unmet medical need due to the high relapse rates and high morbidity associated with the disease.

After completing a strategic review of the assets after acquiring Immutep S.A. in December 2014, Immutep Limited decided to consolidate the CVac clinical trial program and seek a development partner. In May 2016 Immutep entered into a sale and exclusive licensing agreement with Sydys Corporation, Inc., a New York-based company that has been repurposed as a clinical stage biotechnology company in order to develop the CVac assets. The shares of Sydys are publicly traded in the United States.

Under the terms of the agreement, Sydys licensed Immutep’s CVac related assets, including manufacturing protocols, clinical data from Phase I and Phase II trials, patents and know-how. Immutep will also sell certain assets including some equipment and inventory to Sydys. In return, Immutep received a 9.9% equity stake in Sydys at the time of closing as consideration for the assets being transferred. Given the significant capital requirements for conducting clinical trials, no upfront payment was received. However, should CVac be successfully commercialized, Immutep could receive over A$400 million (US$293 million) in development, regulatory and commercial milestone payments payable for achievement of set commercial sales targets, in addition to low single digit royalties on sales. As Sydys possessed no significant cash reserves at the time of the transaction and is currently a one product company, there are significant risks associated with this transaction, such as the inability of Sydys to raise sufficient funds in order to develop and commercialize CVac.

Intellectual Property

As of June 30, 2018, Immutep owns, co-owns or licenses a total of 13 patent families. One patent family is in-licensed from Merck Serono and covers the background LAG-3 intellectual property (refer to the following paragraph for further details). The Merck Serono family expired on July 23, 2018 and four other in-licensed Merck Serono families covering the background LAG-3 intellectual property expired during fiscal years 2015-2018.

On the December 9, 2002, Ares Trading SA (a fully owned subsidiary of Serono, now Merck Serono) and Immutep S.A. entered into an exclusive Licence Agreement for the development of the LAG-3 technology. The license covers use of background patents and know-how necessary for the development of certain LAG-3 products. Confidential milestones and royalties are payable to Serono while the patent or know-how license is in force. As the license is exclusive it provides a greater level of protection to the development of LAG-3 products. The license is sub-licensable and has been sublicensed in Agreements with GSK, Co-Stim and Eddingpharm. Improvements to the technology and new developments in intellectual property covered by the license are the property of Immutep S.A.

In addition to the patent family in-licensed from Merck Serono, Immutep owns or co-owns patent families which collectively cover its candidates IMP321, IMP731, IMP701 and IMP761.

In addition to patent protection for all of our assets, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection Immutep can obtain on some or all of their licensed inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we, or any of our licensors, were the first creator of inventions covered by pending patent applications, or that we or our licensors, were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

While we have applied and will continue to file for protection as appropriate for our therapeutic products and technologies, we cannot be certain that any future patent applications filed by the company, or licensed to us, will be approved, or that Immutep will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. Immutep cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by the company or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.

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

CVac is a registered trade mark in Australia, Europe, New Zealand, China, and the UAE. The CVac trade mark registrations are owned by the Company and have been licensed to Sydys. See “Item 4. Information on the Company B “Background—CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission” for more information.

During the course of fiscal year 2018, the Company filed a trademark application for IMMUTEP in Australia and also an International (Madrid) trademark application for IMMUTEP designating United States, Europe (EU), China and Japan, claiming priority from the Australian application. The Australian, United States and European applications have now proceeded to registration, and the Chinese and Japanese applications are pending.

Moreover, in fiscal 2018, we added four new patents (i) one patent granted in Japan relating to IMP321, (ii) one patent in Europe relating to IMP321, (iii) a patent granted in Japan relating to IMP731 and (iv) a patent granted in the United States relating to IMP701.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2018) and title.

Patent Family	Title	Status	Expires
356 (Serono)	Use of MHC Class II ligands as adjuvant for vaccination and of LAG-3 in cancer treatment	Granted Europe x2, Canada x2, Israel, Japan, Korea, Singapore, Australia, China, Hong Kong, Mexico, US x2	expired on July 23, 2018
400 (IGRD and Paris XI)	Molecules binding to Glu-Pro motifs, therapeutical compositions containing them and their applications	Granted Europe	2021
500 (Immutep S.A.S.)	Vaccine composition comprising a class II MHC ligand couples with an antigen, method for the preparation and the use thereof	Granted Canada, Europe, Japan	2025
550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending China, US (x2), Europe Granted US, Canada, Europe and Japan (x2)	2028
600 (Immutep S.A.S.)	Compositions containing LAG-3 and cells that secrete GM-CSF and the methods of use	Granted US	2028
650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe (x2) and US Granted Australia, Europe (x2), Japan (x2) and US	2028
660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in Australia, China, Europe, Japan, Korea, US and Hong Kong	2034
670 (Immutep S.A.S.)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, Brazil, India and Israel	2036
700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 countries Granted US, Iraq and Lebanon	2035
710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US	2036
761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines, Singapore, Nigeria and South Africa	2036
800 (Immutep S.A.S.)	Binding assay	Pending PCT application	2037

Family 3
(Burnet Institute)	Method of producing dendritic cells pulsed with MFP	Granted in US	2022

Competition

We expect to face competition from other pharmaceutical or biotech companies and academic institutions that have or are developing products or product candidates intended for the same indications for which our product candidates are being developed. These potentially competitive products include LAG-3 antibodies, checkpoint activators/inhibitors, cell therapies and other cancer treatments. We believe the competitive position of Immutep in the face of such competition will be driven by a number of factors including the safety and efficacy of IMP321 or our other product candidates compared with competitor products, the price value analysis, adoption by patients and physicians, timing of entry into the market in each indication, and the timing of regulatory approvals and influence of regulatory approvals. The need to continuously improve and optimize manufacturing costs is also expected to be crucial to remaining competitive.

Current treatments for metastatic breast cancer include chemotherapies/cytotoxics, parp inhibitors, angiogenesis inhibitors and immunotherapies. The competitive space for checkpoint inhibitors, including LAG-3, is constantly growing. IMP321 is a first in class agonist fusion protein that is an antigen presenting cell activator (immune activator) with limited direct competition. The Company believes there is significant potential for combining an immune activator with other treatment modalities including chemotherapies and checkpoint inhibitors to achieve enhanced therapeutic benefit.

There are a number of companies developing antagonist LAG-3 antibodies, such as IMP701 that are more advanced than that being developed by Novartis but the safety and efficacy of these candidates remains to be seen. As far as we are aware, there are currently no other companies developing depleting LAG-3 antibodies such as IMP731 other than our partner, GSK. Our new early stage product candidate IMP761 is being developed as the first ever agonist antibody of LAG-3. It is mechanistically distinct from any of the known LAG-3 antibodies.

Regulatory Authorities

Our ongoing research and development, clinical, and manufacturing activities of our pharmaceutical products are subject to extensive regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMEA.

United States

Government oversight of the pharmaceutical industry is usually classified into pre-approval and post-approval categories. Most of the therapeutically significant innovative products marketed today are the subject of New Drug Applications, or NDAs, or Biologics License Applications, or BLAs. Pre-approval activities, based on these detailed applications, are used to assure the product is safe and effective before marketing.

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

•

satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA’s Current Good Manufacturing Practices, or cGMP regulations; and

•	submission to and approval by the FDA of a BLA.

The manufacturing and quality, as well as preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot guarantee approval of our product candidates will be granted on a timely basis, if at all. Preclinical tests include laboratory evaluation of toxicity and immunogenicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns. Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

For purposes of a BLA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

•

Phase I: Trials are initially conducted in a limited population of healthy human subjects or patients to test the product candidate for safety and dose tolerance. Absorption, metabolism, distribution, and excretion testing is generally performed at this stage.

•

Phase II: Trials are generally controlled, explorative therapeutic trials in which the drug is studied in a limited patient population with the disease or medical condition for which the drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the initial efficacy, dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive Phase III clinical trials.

•

Phase III: These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites. Generally, replicate evidence of safety and effectiveness needs to be demonstrated in two adequate and well-controlled Phase III clinical trials of a product candidate for a specific indication. These studies are intended to establish the overall risk/benefit ratio of the product candidate and provide adequate basis for product labeling.

•

Phase IV: In some cases, the FDA may condition approval of a BLA on the sponsor’s agreement to conduct additional clinical trials to further assess the product candidate’s safety, purity and potency after BLA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

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

Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations either under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

The European Medicines Agency, or EMA, is a body of the European Union located in London. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. Like the FDA there is a harmonization between regulators and the EMA may inspect and audit the development facilities, planned production facilities, clinical trial sites and laboratory facilities. Additionally, after the product is approved and marketed, the EMA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities.

Australia

In Australia, the relevant regulatory body responsible for the pharmaceutical industry is the Therapeutics Goods Administration, or TGA. As with the EMA and FDA there is a harmonization and collaboration between regulatory authorities. The TGA requires notification of all clinical trials via an electronic submission of a Clinical Trial Notification (CTN) prior to commencing the clinical trial.

Third-Party Payer Coverage and Reimbursement

Although our product candidate has not been commercialized for any indication, if they are approved for marketing, commercial success of our product candidate will depend, in part, upon the availability of coverage and reimbursement from third-party payers at the federal, state and private levels.

Inflation and Seasonality

Management believes inflation has not had a material impact on our operations or financial condition. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, cancer and autoimmune diseases, which are the targets of our product candidates, are not seasonal diseases. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.

Manufacturing and Raw Materials

Immutep has no manufacturing capabilities and is dependent on third parties for cost effective manufacture and manufacturing process development of their product candidates. Problems with third party manufacturers or the manufacturing process as such may delay or jeopardize clinical trials and commercialization of Immutep’s product candidates.

Biological product candidates like IMP731, IMP761, IMP701 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly negatively impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

C. Organizational Structure

Below is a list of the current subsidiaries of Immutep, including our ownership percentage, its date of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States and expand our operations in Australia.

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep IP Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	October 31, 2019
Paris, France	June 30, 2019
Berlin, Germany	February 2, 2019
Leipzig, Germany	December 31, 2018
New York, USA	February 28, 2019

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Critical Accounting Policies and Estimates

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

Deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since we are currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. We are subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company estimates its tax liabilities based on the Company’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

Going concern

We have experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2018, the Company holds cash and cash equivalents of A$23,475,521 (2017: A$12,236,974 ). In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Company will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Company is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

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

Results of Operations

Comparison of Fiscal Year Ended June 30, 2018 to Fiscal Year Ended June 30, 2017

Revenue

Revenue from ordinary activities increased from nil in FY2017 to A$2.63 million in FY2018, which is attributed to milestone payments received from the Company’s partners. In particular, in August 2017, the company received a US$1 million milestone payment from Novartis relating to the development of IMP701, and in Jan 2018, the Company received a US$1 million milestone payment from EOC Pharma relating to the development of IMP321 in China.

Other Income

Other income increased by A$0.5 million to A$ 4.7 million for FY2018 from A$4.2 million for FY2017. The increase was primarily attributable to a A$0.2 million increase in miscellaneous income from the LAG-3 research material sales and a A$0.3 million increase in foreign exchange gain recognised in the fiscal year of 2018.

In March 2018, Immutep received a A$0.7 million cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2017 and mainly related to our TACTI-mel trial being conducted in Australia. In addition, Immutep has recognised approximately A$0.7 million grant income from the Australian Federal Government’s R&D tax incentive program.

The Company’s French subsidiary has also benefited from cash grants of €0.9 million (approximately A$1.35 million) from the French Crédit d’Impôt Recherche scheme (received in August 2017) for the eligible research and development expenditures incurred in the 2016 calendar year in Europe. The French subsidiary has also recognised A$2.5 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in FY2018. Miscellaneous income increased by A$ 0.2 million to A$1.0 million for FY2018 from A$0.8 million for FY2017. This increase was primarily attributable to sales growth of manufactured product used in research.

Interest income for FY2018 was A$ 0.18 million versus A$0.10 million for FY2017. The increase was due to an increase in the level of cash held on term deposits and a reduction in interest rates.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased by A$2.5 million to A$10.0 million for FY2018 from A$7.5 million for FY2017. The significant increase was primarily due to the increase in R&D expenses following patient recruitment for our two IMP321 related clinical trials, AIPAC and TACTI-mel, and the development of our new product candidate IMP761.

Corporate Administrative Expenses

Corporate administrative expenses for FY2018 were A$7.2 million compared to A$4.3 million in FY2017. This increase of A$2.9 million was primarily due to an (i) increase of A$0.6 million in salary expense as a result of increased headcount, (ii) an increase in non-cash expenses including A$1.4 million in employee share-based payments and (iii) A$0.5 million in transaction costs relating to the US capital raising.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$1.8 million for FY2018 from A$1.7 million for FY2017. This was mainly due to the foreign currency translation difference.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$0.9 million for FY2018 compared to A$0.8 million for FY2017. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net Loss

Whilst the loss after tax for FY2018 of A$12,746,020 was higher compared to A$9,367,206 for FY2017, mainly due to non-cash expenses, the operating cash outflows reduced year on year from $8.5 million in FY2017 to $7.8 million in FY2018.

Comparison of Fiscal Year Ended June 30, 2017 to Fiscal Year Ended June 30, 2016

Other Income

Other income increased by A$2.3 million to A$4.2 million for FY2017 from A$1.9 million for FY2016. The increase was primarily attributable to A$2.4 million higher grant income from the Australian and French governments recognised in the fiscal year of 2017.

In April Immutep received a A$0.5 million cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2016 and mainly related to our TACTI-mel trial being conducted in Australia. The company has also benefited from cash grants of €0.6 million (approximately A$0.9 million) from the French Crédit d’Impôt Recherche scheme (received in February 2017) for the eligible R&D expenditures incurred in the calendar year 2015 in Europe. In addition, Immutep has recognised approximately A$0.6 million grant income from the Australian Federal Government’s R&D tax incentive program and A$1.3 million (received in August 2017) from French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in the fiscal year of 2017 and the calendar year of 2016, respectively.

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

New Accounting Standards and Interpretations Not Adopted

New and amended standards adopted by the Company

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)

AASB 15 (IFRS 15) Revenue from Contracts with Customers—The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 (IAS 18) which covers revenue arising from the sale of goods and the rendering of services and AASB 111 (IAS 11) which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. The impact of the new standard on the financial statements when applied to future periods will depend on the Company’s sources of revenues at the time of adoption of the new standard. The impact of the new standard on the financial statements when applied to future periods will depend on our sources of revenues at the time of adoption of the new standard. Immutep currently has limited sources of revenue as it is still in the research and development phase and has assessed that the new revenue standard will have minimal impact. Immutep plans to use the modified retrospective approach for the adoption.

(ii)

AASB 9 (IFRS 9) Financial Instruments—AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has assessed the impact of the new standard on the financial statements when applied to future periods and expects it to have limited impact.

(iii)

AASB 16 (IFRS 16) Leases—The AASB 16 (IFRS 16) has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods, although the Company currently has no significant off-balance sheet lease commitments.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible loans, operating grants and interest earned from cash on term deposit.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, share-based payments and executive and employee compensation in the last five fiscal years.

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – share purchase plan	2014	85,562,503	6,845,001
Ordinary Shares – private placement, repayment of convertible loans and exercise of performance rights and options	2015	522,785,260	7,744,648
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2016	310,136,343	13,761,075
Ordinary Shares – exercise of performance rights and options	2017	18,111,994	1
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2018	946,339,731	16,968,200

Capital Requirements

As of June 30, 2018, we had year-end cash and cash equivalents of A$23.5 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months from the date of this filing. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2018	2017	2016
	A$	A$	A$
Net cash used in operating activities	(7,776,703)	(8,506,798)	(11,309,691)
Net cash provided by (used in) investing activities	(11,893)	(6,644)	102,575
Net cash provided by (used in) financing activities	18,404,567	(8,532)	25,720,284
Net increase (decrease) in cash and cash equivalents	10,615,971	(8,521,974)	14,513,168
Effect of exchange rate on cash and cash equivalents	622,576	(120,600)	(393,235)
Cash and cash equivalents at beginning of period	12,236,974	20,879,548	6,759,615
Cash and cash equivalents at end of period	23,475,521	12,236,974	20,879,548

Operating Activities

Net cash used in operating activities was A$7.8 million, A$8.5 million, and A$11.3 million during fiscal years 2018, 2017 and 2016, respectively. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. Payments to suppliers and employees increased by A$2.8 million during fiscal year 2018 primarily due to due to the increase in research and development activities with patient recruitment for our two IMP321 related clinical trials, AIPAC and TACTI-mel, and the development of our new product candidate IMP761.

During fiscal years 2018, 2017 and 2016, our payments to suppliers and employees were offset by license revenue received of A$2.6 million, A$ nil and A$0.2 million, respectively, interest income received of A$0.1 million, A$0.1 million, and A$0.3 million, respectively, and grant income received of A$ 2.0 million, A$1.4 million, and A$0.9 million, respectively.

Investing Activities

Net cash used in investing activities was A$11,893 during fiscal year 2018, while net cash used in investing activities was A$6,644 during fiscal year 2017 and net cash provided by investing activities was A$0.1 million during fiscal year 2016. The net cash outflow for fiscal year 2018 and 2017 was due to the purchase of plant and equipment. The cash inflow in fiscal year 2016 was a result of the sale of plant and equipment.

Financing Activities

Net cash provided by financing activities during fiscal year 2018 was A$18.4 million, while net cash used in financing activities was A$8,532 for fiscal years 2017 and Net cash provided by financing activities during fiscal year 2016 was A$25.7 million. Net cash used in or provided by financing activities during (i) fiscal 2018 was primarily attributable to the US capital raising(A$5.2 million), Share placement(A$6.9 million) and Securities Purchase Agreement (A$6.3 million), (ii) fiscal 2017 was primarily attributable to the exercise of performance rights, (iii) fiscal 2016 was primarily due to the issue of shares attributable to a share purchase plan (A$10 million) and attributable to private placements to institutional investors (A$3.8 million) and the issue of convertible notes (A$13.7 million), which matures on August 4, 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares.

At June 30, 2018 we had A$23.5 million in cash and cash equivalents compared with 2017, where we had A$12.2 million in cash and cash equivalents. At June 30, 2016, we had A$20.9 million in cash and cash equivalents.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are the ongoing AIPAC 226 patient Phase IIb study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 as an adjuvant to a standard chemotherapy treatment regimen of paclitaxel and our pilot Phase I TACTI-mel study for 24 patients with unresectable or metastatic melanoma who are being dosed with IMP321 in combination with KEYTRUDA® (pembrolizumab).

It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with IMP321, as well as commence the recently announced trials with our partners. Expenses will also increase as we continue to progress the pre-clinical development of IMP761.

E. Off-Balance Sheet Arrangements

During fiscal years 2018, 2017 and 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2018, our contractual obligations were as set forth below:

	Payments Due by Period
Contractual maturities of financial liabilities	Less than 6 months	More than 5 years	Total contractual cash flows
	$	$	$
Non-Derivatives
Trade and other payables	3,663,849	—	3,663,849
Convertible note liability	—	17,876,076	17,876,076

	3,663,849	17,876,076	21,539,925

We have agreements with clinical sites and contract research organizations. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial.

G. Safe Harbor

Special note regarding forward-looking statements

This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, including assumptions, anticipations, expectations and forecasts concerning the Company’s future business plans, products, services, financial results, performance, future events and information relevant to our business, industries and operating environments. When used in this document, the words

‘anticipate’, ‘believe’, ‘estimate’, ‘assume’, ‘could’, ‘should’, ‘expect’ and similar expressions, as they relate to the Company or its management are intended to identify forward-looking environments. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. The forward-looking statements contained herein represent a good-faith assessment of our future performance for which we believe there is a reasonable basis. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expresses or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in economic conditions that affect the markets we serve and the risks as described in Item 3D. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

These forward-looking statements represent our view only as of the date they are made and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2018.

Name	Age	Position
Russell Howard, Ph.D. (1)	68	Chairman and Non-Executive Chairman
Pete Meyers (3)	48	Deputy Chairman and Non-Executive Director
Grant Chamberlain (2)	47	Non-Executive Director
Marc Voigt	45	Executive Director, Chief Executive Officer, Chief Financial Officer and Chief Business Officer
Frédéric Triebel	63	Chief Scientific Officer & Chief Medical Officer
Deanne Miller	41	Chief Operating Officer, General Counsel & Company Secretary

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.

Dr. Russell Howard, Ph.D. Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. And remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

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

Mr. Grant Chamberlain. Mr Chamberlain is a principal of One Ventures, one of Australia’s leading venture capital firms. He has over 20 years’ experience in investment banking and has advised on many of the largest mergers and acquisitions transactions in Australia during that time. Mr Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch until June 2017 and prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

Mr. Marc Voigt. Marc has more than 18 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep ’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. He was then promoted to the role of Chief Executive Officer of Immutep in July 2014. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specializing in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.

Dr. Frédéric Triebel , MD Ph.D., Dr Triebel is our Chief Scientific Officer and Chief Medical Officer and has been with the Company since December 2014, following the completion of the acquisition of Immutep S.A. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.

Ms. Deanne Miller. Ms. Miller joined the Company as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2018.

June 30, 2018	Short-term Benefits				Post Employment Benefits	Long- term Benefits		Share-based Payments			Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$		Super- annuation A$	Long service leave A$	Termi- nation benefits A$	Executive Performance rights A$		Options issued A$	A$
Non-Executive Directors
Dr. R. Howard	90,000	—	—		—	—	—	—		—	90,000
Mr. P. Meyers	—	—	136,007	[1,2]	—	—	—	—		—	136,007
Mr. M. Voigt	400,566	101,970	—		—	—	—	836,591	[4,5]	—	1,339,127
Mr G Chamberlain	—	—	138,387	[3]	—	—	—	—		—	138,387
Ms L Turnbull[6], AO	57,300	—	—		5,443	—	—	—		—	62,743
Mr A Wong[7]	32,215	—	—		3,060	—	—	—		—	35,275
Other Key Management Personnel										—
Dr. F. Triebel	261,721	9,620	—		—	—	—	514,991	[4,5]	—	786,332
Ms. D. Miller	218,333	75,000	27,867		11,429	—	—	388,656	[4,5]	—	721,285

1	Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vested on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

2	Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of his performance rights (1,814,249 rights) vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

3	Mr G Chamberlain was issued 13,272,356 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of his performance rights (4,739,293 rights) is due to vest on 1 October 2018. (Being for service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The third tranche of 4,266,531 performance rights is due to vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

4	Performance Rights issued in prior years vested as follows:
•	1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.
•	1/3 vested on 5 August, 2016 to Mr M Voigt, Ms D Miller and Dr F Triebel.
•	1/3 vested on 5 August, 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.
5	The Performance Rights issued to Mr M Voigt, Ms D Miller and Dr F Triebel on 4 December 2017 vested as follows:
•	1/3 vested on 4 December 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

For vesting details of the other Performance Rights please refer to Share-based compensation below.

6	Ms L Turnbull resigned on November 17, 2017.
7	Mr A Wong resigned on November 17, 2017.

Service Agreements

The following members of key personnel have service agreements as at 30 June 2018 as follows:

Mr. Marc Voigt	Chief Executive Officer, Chief Business Officer and Chief Financial Officer

Agreement commenced:	July 9, 2014

Details

The initial term is for a period of 3 years and has been extended to 6 years Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice.

Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	€250,000.

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	October 01, 2014

Details

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the CBA and notably to a 6-month notice period as set forth in the CBA.

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

Base salary including superannuation	€170,000

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 13, 2012

Details	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	A$240,900

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

Details of bonuses and share-based compensation

The percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	For-feited	Year granted	No Granted	Value of rights at grant date	Vested	Number of rights vested/ excercised during the year	Value of rights at exercise date********	For-feited	Financial years in which rights may vest
	%	%			$	%		$	%
Mr P Meyers	—	—	2014*	7,720,588	285,662	100.00	857,844 1,814,249	19,730	— —	2015, 2016, 2017 & 2018 2018, 2019, 2020 & 2021
			2017**	10,233,350	384,616	18.10		41,728
Mr M Voigt	—	—	2014*** 2016**** 2017*******	16,323,529 20,000,000 50,000,000	623,051 940,000 1,200,000	24.92 100.00 33.33	— 6,666,666 16,666,667	— 173,333 416,667	— — —	2016, 2018 & 2019 2016, 2017 & 2018 2018, 2019 & 2020
Mr F Triebel	—	—	2016***** 2017******	11,486,326 35,000,000	470,000 805,000	58.07 33.33	4,819,660 11,666,666	125,311 291,667	— —	2016, 2017 & 2018 2018, 2019 & 2020
Ms D Miller	—	—	2014*** 2016**** 2017******	6,127,451 12,000,000 25,000,000	265,375 564,000 575,000	40.00 100.00 33.33	— 4,000,000 8,333,334	— 104,000 208,333	— — —	2016, 2018 & 2019 2016, 2017 & 2018 2018, 2019 & 2020

*	7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights vested on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vested on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).

**	10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of his performance rights vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights is due to vest on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

•	75% to vest on 2 October, 2017
•	25% to vest on 1 October, 2018

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
•	1/3 vested on 5 August, 2015
•	1/3 vested on 5 August, 2016
•	1/3 vested on 5 August, 2017

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

*****

Performance rights were granted under the EIP. 1,486,326 short term incentive performance rights vested on 5 August 2017 subject to meeting pre-determined KPIs. 10,000,000 long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 31 January, 2016
•	1/3 vested on 5 August, 2016
•	1/3 vested on 5 August, 2017

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

******	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
•	1/3 vested on 1 December, 2017
•	1/3 to vest on 1 December, 2018
•	1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and meeting pre-determined KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

********	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
•	1/3 vested on 1 December, 2017
•	1/3 to vest on 1 December, 2018
•	1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

********

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Equity instruments held by key management personnel

The tables below show the number of:

(i)	Options over ordinary shares in the company;

(ii)	Performance rights over ordinary shares in the company;

(iii)	Shares in the company that were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

2018	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	—	—	—	—	—	—	—
Mr Marc Voigt	643,629	—	—	(643,629)	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms Deanne Miller	121,212	—	—	(121,212)	—	—	—
Dr Frédéric Triebel[2]	24,000,600	—	—	—	24,000,600	24,000,600	—

	24,765,441	—	—	(764,841)	24,000,600	24,000,600	—

1	The above options lapsed during the year ended 30 June 2018.
2	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.

(ii) Performance Rights holdings

2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	10,881,194	—	(2,672,093)	—	8,209,101	—	8,209,101
Mr Marc Voigt	18,921,569	50,000,000	(23,333,333)	—	45,588,236	—	45,588,236
Mr Grant Chamberlain	—	13,272,356	—	—	13,272,356	—	13,272,356
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms Deanne Miller	7,676,471	25,000,000	(12,333,334)	—	20,343,137	—	20,343,137
Dr Frédéric Triebel	4,819,660	35,000,000	(16,486,326)	—	23,333,334	—	23,333,334

	42,298,894	123,272,356	(54,825,086)	—	110,746,164	—	110,746,164

(iii)	Ordinary Share holdings

2018	Balance at start of the year		Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	—		—	—	—	—
Mr Pete Meyers	6,862,744		2,672,093	—	—	9,534,837
Mr Marc Voigt	18,271,960 45	*	23,333,333 —	— —	— —	41,605,293 45
Mr Grant Chamberlain	—		—	—	—	—
Ms Lucy Turnbull, AO**	20,359,576		—	—	(20,359,576)	—
Mr Albert Wong**	3,837,500		—	—	(3,837,500)	—
Ms Deanne Miller	8,243,572		12,333,334	—	(808,488)	19,768,418
Dr Frédéric Triebel	15,978,049		16,486,326	—	—	32,464,375

Total ordinary shares	73,553,401		54,825,086	—	(25,005,564)	103,372,923

Total ADR	45		—	—	—	45

*	American Depository Receipts (ADR) traded on the NASDAQ.
**

At the date of resignation, the shareholding balance for Ms Lucy Turnbull and Mr Albert Wong are 20,359,576 shares and 3,837,500 shares respectively. The changes during the year is not the actual disposal of the shares. It represents derecognition due to the fact that they ceased to be directors of the company.

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number		Listed/Unlisted Options
12 December 2014	12 December 2018		$0.05019		147,628,500		Unlisted
5 August 2015	4 August 2020		$0.0237		371,445,231		Unlisted
30 October 2015	30 October 2020		$0.057		793,103		Unlisted
7 March 2016	7 March 2021		$0.040		1,026,272		Unlisted
5 August 2015	4 August 2025		$0.025		8,475,995		Unlisted
4 July 2017	5 January 2023	US$	0.025	*	197,345,100	*	Listed on NASDAQ

					726,714,201

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*

1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Number of securities issued under the EIP since the date of last approval

Set out below are summaries of options granted under the EIP up to June 30, 2018.

Grant Date	Expiry Date	Exercise Price	Balance at Start of the Period	Issued During the Period	Exercised During the Period	Lapsed During the Period	Balance at End of the Period
December 23, 2013	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	1,515,752	—	—	(1,515,752)	—
January 24, 2014	June 30, 2018	The Options are exercisable at an exercise price of A$ 0.0774 per Share at any time after vesting and prior to 5pm on June 30, 2018 (Expiry Date).	165,116	—	—	(165,116)	—

Set out below are summaries of STI and LTI performance rights granted under the EIP up to June 30, 2018.

2018 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	2,757,353	—	—	—	2,757,353	—
September 19, 2014	0.044	919,118	—	—	—	919,118	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	14,000,001	—	(14,000,001)	—	—	—
October 1, 2015	0.060	600,000	—	—	—	600,000	—
October 1, 2015	0.061	200,000	—	—	—	200,000	—
March 7, 2016	0.041	1,486,326	—	(1,486,326)	—	—	—
February 10, 2017	0.035	1,634,375	—	(1,634,375)	—	—	—
August 2, 2017	0.020	—	3,900,000	—	—	3,900,000	—
November 17, 2017	0.024	—	50,000,000	(16,666,667)	—	33,333,333	—
November 28, 2017	0.023	—	15,000,000	—	—	15,000,000	15,000,000
November 29, 2017	0.023	—	60,000,000	(20,000,000)	—	40,000,000	—

Total		33,852,075	128,900,000	(53,787,369)	—	108,964,706	15,000,000

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of four directors, including three non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Russell Howard	Non-Executive Director	2013	November 2018
Pete Meyers	Non-Executive Director	2014	November 2020
Grant Chamberlain	Non-Executive Director	2017	November 2020
Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law

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

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During the year ended June 30, 2018, we varied from the Recommendations in the following area:

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

2.

Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2018, we varied from the Recommendations in the following area:

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has four directors, of which three are non-executive directors within the meaning of the Corporate Governance Principles and Recommendations, and our audit committee consists of four such non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Board of Directors has determined that each of Pete Meyers, Grant Chamberlain and Russell Howard qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Russell Howard, Pete Meyers and Grant Chamberlain. The audit committee meets at least two times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Russell Howard, Pete Meyers and Grant Chamberlain are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

•

We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

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

•

We have relied on and expect to continue to rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

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

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against any liability:

•	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company, and

•	for costs and expenses incurred by that person in defending proceedings relating to that person acting as an officer of Immutep, whether civil or criminal, and whatever their outcome.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D. Employees

As of June 30, 2018, we had 19 employees. Of such employees, 12 were employed in research and development, one in intellectual property management and 6 in general management and administration. Of these 19 employees, 4 were located in Australia, 5 were located in France, 9 were located in Germany and one was located in the US. As at the end of fiscal years 2016 and 2017 we had 22 and 17 employees, respectively. The number of employees increased by approximately 12% during fiscal year 2018. The increase is mainly due to the increased research and development activities with patient recruitment for our two IMP321 related clinical trials.

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

The following table sets forth certain information as of June 30, 2018 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 3,026,082,669 ordinary shares issued and outstanding as of June 30, 2018.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Russell Howard	—		—
Pete Meyers	9,534,837	*
Marc Voigt	41,605,293 4,500	**	1.38%
Grant Chamberlain	—		—
Deanne Miller	19,768,418	*
Frédéric Triebel	32,464,375		1.07%
All directors and executive officers as a group (6 persons) – Ordinary shares	103,372,923 4,500	**	3.42%

*	Less than 1%.
**	Held in the form of 45 ADSs listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

One shareholder, Australian Ethical Investment Limited (“Australian Ethical”) owned more than 5% or more of our ordinary shares as at June 30, 2018. Australian Ethical held 202,380,952 ordinary shares, representing 7.43% of the total issued share capital of the Company on March 14, 2018. The shareholding balance of Australian Ethical changed to 192,199,218 on August 31, 2018, representing 6.35% of the total issued share capital of the Company as at August 31, 2018. On September 26, 2018, the shareholding balance of Australian Ethical changed to 153,530,938, representing 5.07% of the total issued share capital. On September 28, Australian Ethical ceased to be a major shareholder as its shareholding balance changed to 149,502,725, representing 4.93% of the total issued share capital.

The ordinary shares are registered in the name of its custodian National Nominees Limited, with Australian Ethical being the underlying holder and entitled to be registered as the holder. Each share ranks pari passu with existing ordinary shares and entitles the holder to one vote. The voting rights of Australian Ethical are no different than the voting rights of other holders of our ordinary shares.

As of June 30, 2018, there were 10,823 holders of record of our ordinary shares, of which 8 holders, holding approximately 0.772% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd, which held 28.76% of our ordinary shares as of August, 15th, 2018.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B. Related Party Transactions

We operate inter-company loan accounts with our wholly owned subsidiaries. All inter-company transactions and loan balances are eliminated on consolidation.

During fiscal 2018, in addition to Director’s fees, consultancy fees of A$49,500 for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in which Albert Wong has a beneficial interest.

During fiscal 2017 and fiscal 2016 there were no related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2016, 2017 and 2018 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers as of June 30, 2018 and 2017, and for each of the three years in the period ended June 30, 2018, is included therein immediately preceding the financial statements.

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

No significant changes occurred since the date of the annual financial statements.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares have traded on the ASX under the symbol “PRR” from our initial public offering on July 9, 2001 until the company changed its name from Prima BioMed to Immutep Limited in November 2017. With effect from 1 December 2017, the Company now trades on the ASX under the symbol “IMM”. The ADSs have traded on the NASDAQ Global Market under the symbol “PBMD” from April 16, 2012 and following the change of name of Prima BioMed Ltd to Immutep Limited, now trade under the symbol “IMMP”. Each ADS represents 100 ordinary shares. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares as quoted on the ASX and on the NASDAQ Global Market.

	Per Ordinary Share (A$)		Per ADS (US$)
	High	Low	High	Low
	A$	A$	US$	US$
Fiscal Year Ended June 30,
2014	0.11	0.03	11.43	2.73
2015	0.19	0.02	21.60	1.40
2016	0.09	0.04	6.00	2.40
2017	0.04	0.03	3.30	1.70
2018	0.04	0.02	3.06	1.25

Fiscal Year Ended June 30, 2017:
First Quarter	0.04	0.04	3.30	2.67
Second Quarter	0.04	0.03	3.26	1.70
Third Quarter	0.04	0.03	3.24	2.10
Fourth Quarter	0.04	0.03	2.79	1.88

Fiscal Year Ended June 30, 2018:
First Quarter	0.03	0.02	2.22	1.40
Second Quarter	0.04	0.02	2.85	1.25
Third Quarter	0.03	0.02	2.45	1.60
Fourth Quarter	0.04	0.02	3.06	1.70

Month Ended:
April 2018	0.03	0.02	1.99	1.70
May 2018	0.04	0.02	2.92	1.81
June 2018	0.04	0.03	3.06	2.15
July 2018	0.04	0.03	2.75	2.33
August 2018	0.04	0.03	2.94	2.35
September 2018	0.05	0.03	3.93	2.52

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

Interested Directors

A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Immutep.

Fees payable to our non-executive directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits or operating revenue. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our Constitution, any director who performs services that in the opinion of our board of directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our board of directors.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.

In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by our board of directors subject to the limits set out in the Corporations Act and the ASX Listing Rules which broadly restrict our ability to pay our officers a termination benefit in the event of a change of control of the Company or our subsidiaries as well as impose requirements for shareholder approval to be obtained to pay certain retirement benefits to our officers.

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, one-third of our directors, other than the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest, to but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

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

Directors may make calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment. Shares represented by the ADSs issued in our initial public offering in the United States were fully paid and are not subject to calls by directors.

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

C. Material Contracts

In March 2018, we entered into a Clinical Trial Collaboration and Supply Agreement with Merck Sharp & Dohme B.V (“MSDBV”) and MSD International GmbH (“MSDIG”) to evaluate the combination of our lead immunotherapy product candidate eftilagimod alpha (“efti”) with MSDBV’s and MSDIG’s anti-PD-1 therapy KEYTRUDA® in a new clinical trial that will evaluate the combination in several different solid tumours. The planned Phase II clinical trial, referred to as TACTI-002, will evaluate the safety and efficacy of this novel immunotherapy combination in patients with non-small cell lung cancer, head and neck cancer, or ovarian cancer. The TACTI-002 clinical trial will be a Phase II, Simon two-stage, non-comparative, open-label, single-arm, multicentre clinical study. Up to 120 patients across the three indications are planned to be treated in medical centres in Europe and the United States with the trial expected to commence in the second half of 2018. The trial combines two immuno-oncology treatments with complementary mechanisms of action, analogous to releasing the brakes and pushing the accelerator of the body’s immune system at two different positions in the cancer immunity cycle. Our efti is a first-in-class antigen presenting cell activator which stimulates cancer-fighting T cells, while KEYTRUDA is an anti-PD-1 therapy that works by increasing the ability of the body’s immune system to help detect and fight tumor cells.

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

Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having total assets of A$261 million or more (or A$1,134 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act 1975 and includes the following, but not limited to:

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

In addition, a foreign person may not acquire shares in a company having total assets of A$261 million or more (or A$1,134 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$261 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we would will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.

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

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$261 million (or A$1,134 if the investor is a non-government entity from a ‘partner agreement’ country); or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

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

E.2 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions, and the bilateral income tax convention between Australia and the United States (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, or changes in interpretation, either prospectively or retroactively. This discussion does not address all of the tax consequences relating to the purchase, ownership, and disposition of ADSs, and does not take into account U.S. Holders who may be subject to special rules, including: financial institutions, insurance companies, , tax-exempt organizations, real estate investment trusts, regulated investment companies, grantor trusts, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares, dealers or traders in securities or currencies, certain former citizens or long-term residents of the United States, dual resident corporations, persons that generally mark their securities to market for United States federal income tax purposes, persons who are residents of Australia for Australian income tax purposes, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction. This summary does not address the Medicare tax imposed on certain investment income, any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of our ADSs. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

If a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partner and the activities of the partnership. A partnership should consult its tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of ADSs that is for U.S. federal income tax purposes: an individual who is a citizen or resident of the United States; a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as owning the ordinary shares underlying the ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares or ADSs, including the amount of any Australian taxes withheld therefrom, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend. Dividends will not however be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. dollar value of any distribution on the ADSs made in Australian dollars generally should be calculated by reference to the spot exchange rate between the U.S. dollar and the Australian dollar in effect on the date the distribution is actually or constructively received by the U.S. Holder regardless of whether the Australian dollars so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Australian dollars and converts those Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Subject to complex limitations and certain holding period requirements, a U.S. Holder may elect to claim a credit for Australian tax withheld from distributions against its U.S. federal income tax liability. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes or in the case of certain U.S. Holders as foreign source “general category” income. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Australian tax withheld.

Subject to certain limitations, dividends received by a non-corporate U.S. Holder are subject to tax at a reduced maximum tax rate of 20 percent if the dividends are “qualified dividends”. Dividends are qualified dividends if: (a)(i) the issuer is entitled to benefits under the Treaty or (ii) the shares are readily tradable on an established securities market in the United States and (b) certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. However, the reduced rate does not apply to dividends if we are a PFIC in the year prior to or the year in which the dividend is paid. As noted below, we believe there is a risk that we are a PFIC.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Australian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described above, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be gain from U.S. sources for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. The deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash-basis U.S. Holder who receives Australian dollars in connection with the sale or other disposition of ADSs, the amount realized will be calculated based on the U.S. dollar value of the Australian dollars received as determined by reference to the spot rate in effect on the settlement date of such exchange. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have foreign currency exchange gain or loss that would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

An accrual-basis U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (“IRS”). In the event that an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes. However, if foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Companies

There is a risk that we may be a passive foreign investment company(“PFIC”), for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

Under the default PFIC “excess distribution” regime, if we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC for the year of the disposition. In these circumstances, the tax will generally be determined by allocating such distributions or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest applicable marginal rates for the year and an interest charge at the rate applicable to underpayments of tax will also be imposed on the amount of taxes allocated to such other taxable years.

An indirect shareholder may be taxed on a distribution paid to the direct owner of a PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we are a PFIC and subsequently cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC. Any gain would generally be recognized and subject to tax under the excess distribution regime described above. Loss would not be recognized. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognized on the deemed sale. A U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if a U.S. Holder properly elects to “mark-to-market” its ADSs in a timely fashion, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was properly made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq, or a foreign securities exchange regulated by a governmental authority of the country in which the market is located and which meets certain requirements, including that the rules of the exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are traded on the ASX, which may qualify as an eligible foreign securities exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

A U.S. Holder of ADSs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund. In general, a qualified electing fund is, with respect to a U.S. person, a PFIC if the U.S. person has elected to include its proportionate share of a company’s ordinary earnings and net capital gains in U.S. income on an annual basis. A qualified electing fund election can only be made with respect to us if we provide U.S. Holders with certain information on an annual basis and we do not intend to prepare the information that U.S. Holders would need to make the qualified electing fund election.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 24%). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes correct taxpayer identification.

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

I. Subsidiary Information

We currently have the following subsidiaries:

•	Immutep USA Inc, a 100% owned subsidiary of Immutep Limited, incorporated in the State of Delaware in the United States.

•	Immutep GmbH, a 100% owned subsidiary of Immutep Limited, incorporated in Germany.

•	Immutep Australia Pty Ltd, a 100% owned subsidiary of Immutep Limited, incorporated in Australia.

•	Immutep IP Pty Ltd, a 100% owned subsidiary of Immutep Limited, incorporated in Australia.

•	Immutep S.A.S., a 100% owned subsidiary of Immutep Limited, incorporated in France

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2018		June 30, 2017
	USD	EUR	USD	EUR
Cash in bank	7,788,802	2,163,426	712,680	7,449,288
Trade and other receivables	—	2,541,056	—	5,024
Trade and other payables	(1,226,364)	(315,485)	(135,820)	(858,305)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2018, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2018, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2018 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2018.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of conduct that applies to our directors, chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of conduct is publicly available as attachment C to our Board Charter on our website at www.immutep.com. Written copies are available upon request. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the code of conduct, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2018 and 2017.

PricewaterhouseCoopers

	Fiscal 2018 A$	Fiscal 2017 A$
Audit fees	258,570	434,250

Total	258,570	434,250

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

Immutep Ltd

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Immutep Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries as of June 30, 2018 and June 30, 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Immutep Limited and its subsidiaries as of June 30, 2018 and June 30, 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

19 October 2018

We have served as the Company’s auditor since 2011.

IMMUTEP LIMITED

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
	Note	2018 A$	2017 A$
ASSETS
Current Assets
Cash and cash equivalents	7	23,475,521	12,236,974
Current receivables	8	3,431,994	2,194,016
Other current assets	9	1,735,664	1,488,268

Total Current Assets		28,643,179	15,919,258

Non-Current Assets
Plant and equipment	10	26,449	24,202
Intangibles	11	18,329,155	19,020,336

Total Non-Current Assets		18,355,604	19,044,538

TOTAL ASSETS		46,998,783	34,963,796

Current Liabilities
Trade and other payables	13	3,663,849	2,588,781
Employee benefits	16	189,514	43,227

Total Current Liabilities		3,853,363	2,632,008

Non-Current Liabilities
Convertible note liability	15	6,645,832	5,778,984
Warrant liability	14	2,945,358	—
Employee benefits	17	32,303	20,498
Deferred tax liability	12	—	—

Total Non-Current Liabilities		9,623,493	5,799,482

TOTAL LIABILITIES		13,476,856	8,431,490

NET ASSETS		33,521,927	26,532,306

EQUITY
Contributed equity	18	213,232,719	195,352,543
Reserves	19	64,874,040	63,018,575
Accumulated losses	19	(244,584,832)	(231,838,812)

Equity attributable to the owners of Immutep Limited		33,521,927	26,532,306

TOTAL EQUITY		33,521,927	26,532,306

The above consolidated balance sheets should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2018 A$	2017 A$	2016 A$
Revenue
License revenue.		2,630,484	—	175,052

Other income
Miscellaneous income		1,008,678	800,460	702,743
Grant income		3,214,441	3,316,273	887,083
Net gain on foreign exchange		322,518	433	—
Interest income		177,186	104,368	264,043

Total revenue and other income		7,353,307	4,221,534	2,028,921

Expenses
Research & development and intellectual property	5	(9,989,830)	(7,525,744)	(7,059,528)
Corporate administrative expenses	5	(7,242,061)	(4,346,952)	(6,982,629)
Depreciation and amortization expenses	5	(1,808,929)	(1,701,615)	(1,993,093)
Share Based Payment to strategic investor	15	—	—	(47,468,071)
Loss on foreign exchange	5	—	—	(563,890)
Net finance cost	5	—	—	(8,199)
Changes in fair value of comparability milestone	5		—	(542,075)
Net loss on fair value movement of warrants	14	(189,983)	—	—
Changes in fair value of convertible note liability	15	(866,848)	(751,816)	(607,637)

Loss before income tax expense		(12,744,344)	(10,104,593)	(63,196,201)
Income tax(expense)/ benefit	6	(1,676)	737,387	1,181,017

Loss after income tax expense for the year		(12,746,020)	(9,367,206)	(62,015,184)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		1,329,119	(271,696)	306,997

Other comprehensive income/(loss) for the year net of tax		1,329,119	(271,696)	306,997

Total comprehensive loss for the year		(11,416,901)	(9,638,902)	(61,708,187)

Loss for the year is attributable to:
Owners of Immutep Ltd		(12,746,020)	(9,367,206)	(62,015,184)

		(12,746,020)	(9,367,206)	(62,015,184)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Ltd		(11,416,901)	(9,638,902)	(61,708,187)

		(11,416,901)	(9,638,902)	(61,708,187)

		Cents	Cents (Restated)	Cents (Restated)
Basic loss per share	29	(0.49)	(0.41)	(2.78)
Diluted loss per share	29	(0.49)	(0.41)	(2.78)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2018 A$	2017 A$	2016 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(13,572,384)	(10,818,557)	(13,336,202)
Miscellaneous income		1,005,375	800,460	702,743
License revenue		2,630,484	—	175,052
Interest received		127,033	104,368	264,043
Tax received / (paid)		(1,676)	21,643	(2,410)
Grant income		2,035,997	1,385,288	887,083
Payment for security deposit		(1,532)	—	—

Net cash flows used in operating activities	28	(7,776,703)	(8,506,798)	(11,309,691)

Cash flows related to investing activities
Proceeds from disposal of plant and equipment		—	—	129,705
Payments for plant and equipment		(11,893)	(6,644)	(27,130)

Net cash flows provided by (used in) investing activities		(11,893)	(6,644)	102,575

Cash flows related to financing activities*
Proceeds from issue of shares and options	18	16,968,200	1	13,761,075
Proceeds from issue of warrants	14	2,755,375	—	—
Proceeds from issue of convertible notes	15	—	—	13,750,828
Repayment of borrowings		—	—	(1,508,473)
Share issue transaction costs	18	(825,521)	(8,533)	(283,146)
Finance cost of warrants		(493,487)	—	—

Net cash flows provided by (used in) financing activities		18,404,567	(8,532)	25,720,284

Net (decrease) increase in cash and cash equivalents		10,615,971	(8,521,974)	14,513,168
Effect of exchange rate on cash and cash equivalents		622,576	(120,600)	(393,235)
Cash and cash equivalents at the beginning of the year		12,236,974	20,879,548	6,759,615

Cash and cash equivalents at the end of the year	7	23,475,521	12,236,974	20,879,548

*Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 15 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 14 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in Note 19 to the financial statements

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2015	179,878,436	5,267,729	(160,456,422)	24,689,743
Other comprehensive income for the year, net of tax	—	306,997	—	306,997
Loss after income tax expense for the year	—	—	(62,015,184)	(62,015,184)

Total comprehensive income/(loss) for the year	—	306,997	(62,015,184)	(61,708,187)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	13,477,930	—	—	13,477,930
Issue of convertible notes	—	9,331,297	—	9,331,297
Share based payment	—	82,242	—	82,242
Share based payment to strategic investor	—	47,468,071	—	47,468,071
Employee share based payment	—	1,976,417	—	1,976,417
Exercise of vested performance rights	1,174,566	(1,174,566)	—	—

Balance at June 30, 2016	194,530,932	63,258,187	(222,471,606)	35,317,513

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2016	194,530,932	63,258,187	(222,471,606)	35,317,513
Other comprehensive loss for the year, net of tax	—	(271,696)	—	(271,696)
Loss after income tax expense for the year	—	—	(9,367,206)	(9,367,206)

Total comprehensive loss for the year	—	(271,696)	(9,367,206)	(9,638,902)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	(8,532)	—	—	(8,532)
Employee share based payment	—	862,227	—	862,227
Exercise of vested performance rights	830,143	(830,143)	—	—

Balance at June 30, 2017	195,352,543	63,018,575	(231,838,812)	26,532,306

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2017	195,352,543	63,018,575	(231,838,812)	26,532,306
Other comprehensive income for the year, net of tax	—	1,329,119	—	1,329,119
Loss after income tax expense for the year	—	—	(12,746,020)	(12,746,020)

Total comprehensive income/( loss) for the year	—	1,329,119	(12,746,020)	(11,416,901)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	16,142,679	—	—	16,142,679
Employee share based payment	—	2,263,843	—	2,263,843
Exercise of vested performance rights	1,737,497	(1,737,497)	—	—

Balance at June 30, 2018	213,232,719	64,874,040	(244,584,832)	33,521,927

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

(in Australian dollars, unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As approved in the November 2017 Annual General Meeting, the name of the Company was changed from Prima BioMed Limited to Immutep Limited with effect from 1 December 2017. The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Immutep Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2017 affected any of the amounts recognized in the current period or any prior periods.

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

(v) Authorisation of financial statements

The financial statements were authorised for issue, in accordance with a resolution of directors, on October 19, 2018. The directors have the power to amend and reissue the financial report.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Immutep Limited’s functional and presentation currency.

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

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)

AASB 15 (IFRS 15) Revenue from Contracts with Customers—The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 (IAS 18) which covers revenue arising from the sale of goods and the rendering of services and AASB 111 (IAS 11) which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. The impact of the new standard on the financial statements when applied to future periods will depend on the Group’s sources of revenues at the time of adoption of the new standard. The Group currently has limited sources of revenue as it is still in the research and development phase and has assessed that the new revenue standard will have minimal impact. The Group plans to use the modified retrospective approach for the adoption.

(ii)

AASB 9 (IFRS 9) Financial Instruments—AASB 9 (IFRS 9) addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has assessed the impact of the new standard on the financial statements when applied to future periods and expects it to have limited impact.

(iii)

AASB 16 (IFRS 16) Leases—The AASB 16 (IFRS 16) has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods, although the Group currently has no significant off-balance sheet lease commitments.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

(v) Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Immutep Limited.

(ii) Tax consolidation legislation

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Immutep Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

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

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the statement of comprehensive income. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2018 and June 30, 2017.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2018		June 30, 2017
	USD	EUR	USD	EUR
Cash in bank	7,788,802	2,163,426	712,680	7,449,288
Trade and other receivables	—	2,541,056	—	5,024
Trade and other payables	(1,226,364)	(315,485)	(135,820)	(858,305)

Sensitivity

Based on the financial assets and liabilities held at June 30, 2018, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $656,244 lower/$656,244 higher (2017 – $57,686 lower/$57,686 higher).

Based on the financial instruments held at June 30, 2018, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $438,900 lower/$438,900 higher lower (2017 – $659,601 lower/$659,601 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

Any changes in post-tax loss will have an equivalent change to equity.

The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.

Currently the group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2018	June 30, 2017
	$	$
Cash at bank and short-term bank deposits
Minimum rating of A	23,475,521	12,236,974

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $ 23,475,521 (2017: $12,236,974) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(b)	net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At June 30, 2018	Less than 6 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	3,663,849	—	3,663,849	3,663,849
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	6,645,832
	3,663,849	17,876,076	21,539,925	10,309,681

Contractual maturities of financial liabilities At June 30, 2017	Less than 6 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,588,781	—	2,588,781	2,588,781
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	5,778,984

	2,588,781	17,876,076	20,464,857	8,367,765

(d) Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2018 and June 30, 2017 on a recurring basis:

At June 30, 2018	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	6,645,832	6,645,832
Warrant liability	—	2,945,358	—	2,945,358

Total liabilities	—	2,945,358	6,645,832	9,591,190

At June 30, 2017	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	5,778,984	5,778,984

Total liabilities	—	—	5,778,984	5,778,984

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

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using value techniques

For US warrant valuation inputs under Level 2, please refer to Note 14.

•	There are no financial instruments as at 30 June 2018 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 14 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 15 for details of fair value measurement.

(iii) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at June 30, 2018 $	Unobservable inputs	Range of inputs
Convertible note	6,645,832	Face value	$13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

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

Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2018, the Group holds cash and cash equivalents of $23,475,521 (2017: $12,236,974). In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

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

Operating segment information

June 30, 2018	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	2,630,484	—	2,630,484
Other income
Miscellaneous income	1,008,678	—	1,008,678
Grant income	3,214,441	—	3,214,441
Other income	—	322,518	322,518
Interest income	—	177,186	177,186
Total revenue and other income	6,853,603	499,704	7,353,307
Segment Result	(13,054,065)	309,721	(12,744,344)
Profit/(loss) before income tax expense	(13,054,065)	309,721	(12,744,344)
Income tax benefit	—		(1,676)

Loss after income tax expense			(12,746,020)

Total segment assets	46,998,783	—	46,998,783
Total segment liabilities	13,476,856	—	13,476,856

June 30, 2017	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income	—	—	—
Miscellaneous income	800,460	—	800,460
Grant income	3,316,273	—	3,316,273
Other income	—	433	433
Interest income	—	104,368	104,368
Total revenue and other income	4,116,733	104,801	4,221,534
Segment Result	(10,209,394)	104,801	(10,104,593)
Profit/(loss) before income tax expense	(10,209,394)	104,801	(10,104,593)
Income tax benefit			737,387

Loss after income tax expense			(9,367,206)

Total segment assets	34,963,796	—	34,963,796
Total segment liabilities	8,431,490	—	8,431,490

NOTE 4. SEGMENT REPORTING (continued)

June 30, 2016	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	175,052	—	175,052
Other income
Miscellaneous income	702,743	—	702,743
Grant income	887,083	—	887,083
Interest income	—	264,043	264,043
Total revenue and other income	1,764,878	264,043	2,028,921
Segment Result	(63,460,244)	264,043	(63,196,201)
Profit/(loss) before income tax expense	(63,460,244)	264,043	(63,196,201)
Income tax benefit			1,181,017

Loss after income tax expense			(62,015,184)

Total segment assets	42,554,067	—	42,554,067
Total segment liabilities	7,236,554	—	7,236,554

NOTE 5. EXPENSES

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	8,972,321	6,991,151	6,382,377
Intellectual property management	1,017,509	534,593	677,151

Total Research & Development and Intellectual Property	9,989,830	7,525,744	7,059,528

Corporate administrative expenses
Auditor’s remuneration	258,570	234,250	441,741
Directors fee and employee expenses	1,703,671	1,103,512	1,643,294
Employee share-based payment expenses	2,263,843	862,227	1,976,417
US warrants transaction costs	493,487	—	—
Administrative expenses	2,522,490	2,146,963	2,921,177

Total corporate administrative expenses	7,242,061	4,346,952	6,982,629

Depreciation
Plant and equipment	1,917	3,680	168,924
Computers	7,814	8,867	10,676
Furniture and fittings	893	1,394	2,775

Total depreciation	10,624	13,941	182,375

Amortization
Patents	—	—	61,881
Intellectual Property Assets R&D	1,798,305	1,687,674	1,748,837

Total amortization	1,798,305	1,687,674	1,810,718

Total depreciation and amortization	1,808,929	1,701,615	1,993,093

(Gain)/loss on disposal of assets
Plant and equipment	—	—	(18,493)

Finance expenses
Interest expenses	—	—	8,199
Other finance expenses			—

Finance expense	—	—	8,199

Net change in fair value of convertible note liability	866,848	751,816	607,637

Net change in fair value of warrants	189,983	—	—

Loss on foreign exchange	—	—	563,890

Changes in fair value of comparability milestone	—	—	542,075

Share Based Payment to strategic investor	—	—	47,468,071

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Current tax
Current tax on profits for the year	1,676	(43,193)	3,121

Total current tax expense	1,676	(43,193)	3,121

Deferred income tax
Increase in deferred tax assets (note 12)	(103,660)	(419,460)	(921,463)
Decrease in deferred tax liabilities (note 12)	103,660	(274,734)	(262,675)

Total deferred tax (benefit)/expense	—	(694,194)	(1,184,138)

Income tax (benefit)/expense	1,676	(737,387)	(1,181,017)

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(12,744,344)	(10,104,593)	(63,196,201)
Tax at the Australian tax rate of 27.5% (2017 27.5% and 2016: 30%)	(3,504,695)	(2,778,763)	(18,958,860)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	807,896	234,385	14,858,019
Other non-deductible expenses	2,962,323	628,111	598,016
Non-assessable income	(883,971)	(911,975)	(266,125)
Capital listing fee	(79,152)	(64,120)	(90,305)
Difference in overseas tax rates*	828,289	811,346	1,184,138

	130,690	(2,081,016)	(2,675,117)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	(129,014)	1,343,629	1,494,100

Income tax (benefit)/expense**	1,676	(737,387)	(1,181,017)

*	Difference in overseas tax rate is as a result of reduced corporate income tax rate of 15% applicable to the Immutep subsidiary in France.
**	Income tax expense /(benefit) relates to tax payable in the United States and for the prior year movement in deferred tax assets and liabilities for the French subsidiary.

NOTE 6. INCOME TAX EXPENSE (continued)

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Deferred tax assets not recognized
Deferred tax assets not recognized comprises temporary differences attributable to:
Carried forward tax losses benefit	34,854,437	30,987,750	32,044,352
Temporary differences	27,366	57,955	438,284

Total deferred tax assets not recognized	34,881,803	31,045,705	32,482,636

The above potential tax benefit, which includes tax losses and temporary differences has not been recognized in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2018 was $126,743,409 (2017 – $112,682,727). Utilization of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Cash on hand	422	130
Cash at bank	5,932,433	11,972,345
Cash on deposit	17,542,666	264,499

	23,475,521	12,236,974

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.73% in 2018 (0% to 2.05% in 2017).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
GST receivable	170,926	187,273
Grant and other receivables	3,261,068	2,006,743

	3,431,994	2,194,016

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2018. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Prepayments*	1,646,579	604,687
Capital raising costs	—	846,180
Security deposit	38,843	37,311
Accrued interest	50,242	90

	1,735,664	1,488,268

*	Prepayments are in relation to the deposits paid to organizations involved in the clinical trials.

NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)

Net book amount	15,091	13,759	2,650	31,500

Year ended June 30, 2017
Opening net book amount	15,091	13,759	2,650	31,500
Exchange differences	(171)	(229)	(46)	(446)
Additions	—	7,089	—	7,089
Disposals	—	—	—	—
Depreciation charge	(3,680)	(8,867)	(1,394)	(13,941)

Closing net book amount	11,240	11,752	1,210	24,202

At June 30, 2017
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)

Net book amount	11,240	11,752	1,210	24,202

Year ended June 30, 2018
Opening net book amount	11,240	11,752	1,210	24,202
Exchange differences	638	314	26	978
Additions	1,312	10,581	—	11,893
Disposals	—	—	—	—
Depreciation charge	(1,917)	(7,814)	(893)	(10,624)

Closing net book amount	11,273	14,833	343	26,449

At June 30, 2018
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2016
Cost or fair value	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortization	(1,915,671)	(2,709,263)	—	(4,624,934)

Net book amount	—	20,741,737	109,962	20,851,699

Year ended June 30, 2017
Opening net book amount	—	20,741,737	109,962	20,851,699
Exchange difference	—	(143,689)		(143,689)
Amortization charge	—	(1,687,674)	—	(1,687,674)

Closing net book amount	—	18,910,374	109,962	19,020,336

At June 30, 2017
Cost or fair value	1,915,671	23,343,253	109,962	25,368,886
Accumulated amortization	(1,915,671)	(4,432,879)	—	(6,348,550)

Net book amount	—	18,910,374	109,962	19,020,336

Year ended June 30, 2018
Opening net book amount	—	18,910,374	109,962	19,020,336
Exchange difference	—	1,107,124	—	1,107,124
Amortization charge	—	(1,798,305)	—	(1,798,305)

Closing net book amount	—	18,219,193	109,962	18,329,155

At June 30, 2018
Cost or fair value	1,915,671	24,786,169	109,962	26,789,097
Accumulated amortization	(1,915,671)	(6,566,976)	—	(8,459,942)

Net book amount	—	18,219,193	109,962	18,329,155

(i) Amortization methods and useful lives

The group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 – 14 years

NOTE 12. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

		Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Tax losses	2,732,866	2,836,526

Total deferred tax assets	2,732,866	2,836,526
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,732,866)	(2,836,526)

Net deferred tax liabilities	—	—

NOTE 12. DEFERRED TAX BALANCES (continued)

(ii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Intangible assets	2,732,866	2,836,526

Total deferred tax liabilities	2,732,866	2,836,526
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,732,866)	(2,836,526)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Tax Losses A$	Intangible Assets A$	Total A$
Movement
At June 30, 2017	2,836,526	(2,836,526)	—
(Charged)/credited
– to profit or loss	(103,660)	103,660	—

At June 30, 2018	2,732,866	(2,732,866)	—

NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Trade payables	1,615,381	1,138,753
Other payables and accruals	2,048,468	1,450,028

	3,663,849	2,588,781

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Warrants fair value at issue date	2,755,375	—
Fair value movements	189,983	—

Balance at 30 June 2018	2,945,358	—

In July 2017, the Company completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the company to issue American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY (continued)

The US warrants represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrants in accordance with their relative fair values.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2018:

Assumption	At issue date	At 30 June 2018	Rationale
Historic volatility	58.0%	55.4%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.17	US$2.38	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	2.730%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$1.1031 A$1.4900	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$2,945,358	Fair value of 1,973,451 warrants

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Convertible note at fair value at beginning of reporting period	5,778,984	5,027,168
Net change in fair value	866,848	751,816

Convertible note at fair value at end of reporting period	6,645,832	5,778,984

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

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

(i) Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on July 31, 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

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

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	2,226,301	—

Balance at June 30, 2018	6,645,832	41,431,774

NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Annual leave	189,514	43,227

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Long service leave	32,303	20,498

NOTE 18. CONTRIBUTED EQUITY

		Consolidated
	Note	June 30, 2018 A$	June 30, 2017 A$
Fully paid ordinary shares	18(a)	203,570,765	185,690,589
Options over ordinary shares – listed		9,661,954	9,661,954

		213,232,719	195,352,543

(a) Ordinary Shares

		June 30, 2018		June 30, 2017
	Note	No.	A$	No.	A$
At the beginning of reporting period		2,079,742,938	185,690,589	2,061,630,944	184,868,978
Shares issued during year	18(b)	889,880,270	16,968,200	—	—
Exercise of options and warrants (Shares issued during the year)	18(b)	56,459,461	1,737,497	18,111,994	830,144
Transaction costs relating to share issues		—	(825,521)	—	(8,533)

At reporting date		3,026,082,669	203,570,765	2,079,742,938	185,690,589

(b) Shares issued

2018 Details	Number	Issue Price A$	Total A$
Shares issued under Securities Purchase Agreement	263,126,800	0.01	3,806,390
Performance rights exercised (transfer from share-based payment reserve)	56,459,461	0.03	1,737,497
Share placement	326,192,381	0.021	6,850,040
Shares issued under Securities Purchase Agreement	300,561,089	0.021	6,311,770

	946,339,731		18,705,697

NOTE 18. CONTRIBUTED EQUITY (continued)

(b) Shares issued (continued)

2017 Details	Number	Issue Price A$	Total A$
Performance rights exercised(transfer from share-based payment reserve)	18,111,991	0.05	830,143
Options exercised	3	0.20	1

	18,111,994		830,144

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

Unlisted Options

Expiration Date	Exercise Price	Number
December 12, 2018	$0.05019	147,628,500
August 4, 2020	$0.0237	371,445,231
October 30, 2020	$0.057	793,103
March 7, 2021	$0.04	1,026,272
August 4, 2025	$0.025	8,475,995
November 5, 2023	USD 0.025	197,345,100	*

Total		726,714,201

*

1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

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

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,096,368	(232,751)
Share-based payment reserve	3,229,693	2,703,347

	64,874,040	63,018,575

Movement in options issued reserve were as follows:
Opening balance	19,116,205	19,116,205

Ending balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	41,431,774	41,431,774

Ending balance	41,431,774	41,431,774

Movement in foreign currency translation reserve were as follows:
Opening balance	(232,751)	38,945
Currency translation differences arising during the year	1,329,119	(271,696)

Ending balance	1,096,368	(232,751)

Movement in share-based payment reserve were as follows:
Opening balance	2,703,347	2,671,263
Employee options issued during the year	2,263,843	862,227
Exercise of vested performance rights	(1,737,497)	(830,143)

Ending balance	3,229,693	2,703,347

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(231,838,812)	(222,471,606)
Net loss for the year	(12,746,020)	(9,367,206)

Balance	(244,584,832)	(231,838,812)

(c) Nature and purpose of reserves

(i) Options issued reserve

On August 4, 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before August 4, 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before August 4, 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.

In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on October 2, 2017 and December 12, 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. For the year ended 30 June 2018 and 2017 no warrants were exercised by vendors of Immutep S.A., and as at June 30, 2016, 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.

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

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Short-term employee benefits	1,521,119	1,256,272	1,300,140
Long-term employee benefits	11,429	6,879	5,817
Post-employment benefits	36,370	38,184	42,471
Share-based payments	1,740,238	637,637	1,824,643

	3,309,156	1,938,972	3,173,071

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

2018	Balance at start of the year		Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	—		—	—	—	—
Mr Pete Meyers	6,862,744		2,672,093	—	—	9,534,837
Mr Marc Voigt	18,271,960 45	*	23,333,333 —	— —	—	41,605,293 45
Mr Grant Chamberlain	—		—	—	—	—
Ms Lucy Turnbull, AO**	20,359,576		—	—	(20,359,576)	—
Mr Albert Wong**	3,837,500		—	—	(3,837,500)	—
Ms Deanne Miller	8,243,572		12,333,334	—	(808,488)	19,768,418
Dr Frédéric Triebel	15,978,049		16,486,326	—	—	32,464,375
Total ordinary shares	73,553,401		54,825,086	—	(25,005,564)	103,372,923
Total ADR	45		—	—	—	45

*	American Depository Receipts (ADR) traded on the NASDAQ
**

At the date of resignation, the shareholding balance for Ms Lucy Turnbull and Mr Albert Wong are 20,359,576 shares and 3,837,500 shares respectively. The changes during the year is not the actual disposal of the shares. It represents derecognition due to the fact that they ceased to be directors of the company.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

June 30, 2017	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,359,576		—	—	—	20,359,576
Mr. Albert Wong	3,837,500		—	—	—	3,837,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	4,289,215		2,573,529	—	—	6,862,744
Mr. Marc Voigt	11,605,293 150	*	6,666,667 —	— —	— (105)*	18,271,960 45	*
Ms. Deanne Miller	4,950,980		4,000,000	—	(707,408)	8,243,572
Dr. Frédéric Triebel	12,644,716		3,333,333	—	—	15,978,049

Total ordinary shares	57,687,280		16,573,529	—	(707,408)	73,553,401

Total ADSs	150		—	—	(105)	45

*	American Depositary Shares (ADSs) traded on the NASDAQ. The change is due to the change of ADS ration from 30:1 to 100:1 during the fiscal year 2017.

June 30, 2016	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,059,576		—	—	300,000	20,359,576
Mr. Albert Wong	3,537,500		—	—	300,000	3,837,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	1,715,686		2,573,529	—	—	4,289,215
Mr. Marc Voigt	870,000 150	*	10,735,293 —	— —	— —	11,605,293 150	*
Ms. Deanne Miller	20,924		6,450,980	—	(1,520,924)	4,950,980
Dr. Frédéric Triebel	9,311,383		3,333,333	—	—	12,644,716

Total ordinary shares	35,515,069		23,093,135	—	(920,924)	57,687,280

Total ADSs	150		—	—	—	150

*	American Depositary Shares (ADSs) traded on the NASDAQ

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt[1]	643,629	—	—	(643,629)	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms. Deanne Miller[1]	121,212	—	—	(121,212)	—	—	—
Dr Frédéric Triebel[2]	24,000,600	—	—	—	24,000,600	24,000,600	—

	24,765,441	—	—	(764,841)	24,000,600	24,000,600	—

[1]	The above options lapsed during the year ended 30 June 2018.
[2]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.

June 30, 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO1	4,439,894	—	—	(4,439,894)	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt[1]	721,754	—	—	(78,125)	643,629	643,629	—
Ms. Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,283,460	—	—	(4,518,019)	24,765,441	24,765,441	—

[1]	The above options lapsed during the year ended 30 June 2017.

June 30, 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO	4,439,894	—	—	—	4,439,894	4,439,894	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt[1]	1,171,754	—	—	(450,000)	721,754	721,754	—
Ms. Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,733,460	—	—	(450,000)	29,283,460	29,283,460	—

[1]	The above options lapsed during the year ended 30 June 2016.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	10,881,194	—	(2,672,093)	—	8,209,101	—	8,209,101
Mr. Marc Voigt	18,921,569	50,000,000	(23,333,333)	—	45,588,236	—	45,588,236
Mr Grant Chamberlain	—	13,272,356	—	—	13,272,356	—	13,272,356
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms. Deanne Miller	7,676,471	25,000,000	(12,333,334)	—	20,343,137	—	20,343,137
Dr. Frédéric Triebel	4,819,660	35,000,000	(16,486,326)	—	23,333,334	—	23,333,334

	42,298,894	123,272,356	(54,825,086)	—	110,746,164	—	110,746,164

June 30, 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	3,431,373	10,023,350	(2,573,529)	—	10,881,194	—	10,881,194
Mr. Marc Voigt	25,588,236	—	(6,666,667)	—	18,921,569	—	18,921,569
Ms. Deanne Miller	11,676,471	—	(4,000,000)	—	7,676,471	—	7,676,471
Dr. Frédéric Triebel	8,152,993	—	(3,333,333)	—	4,819,660	—	4,819,660

	48,849,073	10,023,350	(16,573,529)	—	42,298,894	—	42,298,894

June 30, 2016	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	6,004,902	—	(2,573,529)	—	3,431,373	—	3,431,373
Mr. Marc Voigt	16,323,529	20,000,000	(10,735,293)	—	25,588,235	—	25,588,236
Ms. Deanne Miller	6,127,451	12,000,000	(6,450,980)	—	11,676,471	—	11,676,471
Dr. Frédéric Triebel	—	11,486,326	(3,333,333)	—	8,152,993	—	8,152,993

	28,455,882	43,486,326	(23,093,135)	—	48,849,072	—	48,849,073

NOTE 22. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Audit fees PricewaterhouseCoopers Australia
Audit or review of the financial report	258,570	234,250	232,000
Other audit and assurance services in relation to regulatory filings overseas	—	200,000	209,741

Total remuneration of PricewaterhouseCoopers Australia	258,570	434,250	441,741

NOTE 23. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2018 and June 30, 2017.

NOTE 24. COMMITMENTS FOR EXPENDITURE

	Consolidated
	30 June 2018 $	30 June 2017 $
Lease commitments—operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	117,562	—
One to five years	21,600	—
	139,162	—

Operating lease commitments includes contracted amounts for leases of premises under non-cancellable operating leases expiring within two years. On renewal, the terms of the leases are renegotiated.

NOTE 25. RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are set out in note 21.

Transactions with related parties

The following transaction occurred with related parties:

	Consolidated
	30 June 2018 $	30 June 2017 $
In addition to Director’s fees, Consultancy fees for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in which Albert Wong has a beneficial interest	49,500	—

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

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2018%	June 30, 2017%
Immutep U.S., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

On July 31, 2018, the company received approval of its Investigational New Drug (“IND”) application by the U.S. Food and Drug Administration (“FDA”) for eftilagimod alpha (“efti” or “IMP321”), a LAG-3Ig fusion protein.

On August 7, 2018 the company announced the grant of Canadian patent no. 2,685,584 entitled “Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease.”

On August 21, 2018 the company announced that it had received a €1,221,906 cash rebate from the French Government under its Crédit d’Impôt Recherche scheme (CIR).

On September 24, 2018, the company announced that it has entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc., to evaluate the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with avelumab.

During the period from September 27, 2018 to October 5, 2018, the company received USD 1.05 million of proceeds from the exercising of ADS Warrants by the US investors.

NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Loss after income tax expense for the year	(12,746,020)	(9,367,206)	(62,015,184)
Adjustments for:
Depreciation and amortization	1,808,929	1,701,615	1,993,093
Add back share based payments	2,263,843	862,227	2,058,659
Changes in fair value of US investor warrant	189,983	—	—
US warrants transaction costs	493,487	—	—
Non-cash share based payment to strategic investor	—	—	47,468,071
Changes in fair value of comparability milestone	—	—	542,075
Add back (gain) on disposal of assets	—	—	(18,493)
Add back Non-cash finance expenses	—	—	—
Unrealized (gain)/loss on exchange through the profit and loss	(401,557)	(218,567)	844,864
Net change in fair value of convertible note liability	866,848	751,816	607,637
Change in operating assets and liabilities:
(Increase) in current receivables	(1,237,978)	(2,025,716)	(394,922)
Decrease/(increase) in other operating assets	(247,396)	(865,245)	324,983
(Decrease)/increase in trade and other payables	1,075,067	1,377,141	(1,491,882)
Increase/(decrease) in employee benefits	158,091	(7,120)	(45,165)
(Decrease)/increase in income tax payable	—	(21,549)	712
(Decrease) in deferred tax liability	—	(694,194)	(1,184,139)

Net cash used in operating activities	(7,776,703)	(8,506,798)	(11,309,691)

NOTE 29. EARNINGS PER SHARE

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Loss after income tax attributable to the owners of Immutep Limited	(12,746,020)	(9,367,206)	(62,015,184)

	Number	Number (Restated)*	Number (Restated)*
Weighted average number of ordinary shares used in calculating basic earnings per share	2,608,328,140	2,284,360,994	2,228,477,348

Weighted average number of ordinary shares used in calculating diluted earnings per share	2,608,328,140	2,284,360,994	2,228,477,348

	Cents	Cents (Restated)*	Cents (Restated)*
Basic earnings per share	(0.49)	(0.41)	(2.78)
Diluted earnings per share	(0.49)	(0.41)	(2.78)

*	The Group updated the 2017 and 2016 EPS figure to reflect the bonus shares issue arising from the capital raising in fiscal year 2018.

The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Listed options	—	—	77,378,693
Unlisted options	529,369,101	531,049,969	531,049,969
Convertible notes	797,171,907	727,075,050	706,476,966
Performance rights	108,964,706	33,852,075	51,310,083
Non-executive director rights	21,481,457	10,881,194	3,431,373
US warrants*	197,345,100	—	—

*	1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

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

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

2018 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	2,757,353	—	—	—	2,757,353	—
September 19, 2014	0.044	919,118	—	—	—	919,118	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	14,000,001	—	(14,000,001)	—	—	—
October 1, 2015	0.060	600,000	—	—	—	600,000	—
October 1, 2015	0.061	200,000	—	—	—	200,000	—
March 7, 2016	0.041	1,486,326	—	(1,486,326)	—	—	—
February 10, 2017	0.035	1,634,375	—	(1,634,375)	—	—	—
2 August 2017	0.020	—	3,900,000	—	—	3,900,000	—
November 17, 2017	0.024	—	50,000,000	(16,666,667)	—	33,333,333	—
November 28, 2017	0.023	—	15,000,000	—	—	15,000,000	15,000,000
November 29, 2017	0.023	—	60,000,000	(20,000,000)	—	40,000,000	—

Total		33,852,075	128,900,000	(53,787,369)	—	108,964,706	15,000,000

2017 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	5,422,794	—	—	(2,665,441)	2,757,353	—
September 19, 2014	0.044	1,807,598	—	—	(888,480)	919,118	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	28,000,001	—	(14,000,000)	—	14,000,001	—
October 1, 2015	0.060	600,000	—	—	—	600,000	—
October 1, 2015	0.061	200,000	—	—	—	200,000	—
December 29, 2015	0.050	1,538,462	—	(1,538,462)	—	—	—
March 7, 2016	0.041	1,486,326	—	—	—	1,486,326	—
February 10, 2017	0.035	—	1,634,375	—	—	1,634,375	—

Total		51,310,083	1,634,375	(15,538,462)	(3,553,921)	33,852,075	—

The fair value at grant date for Short Term Incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended June 30, 2018 included:

Grant date	August 2, 2017	November 17, 2017	November 28, 2017	November 29, 2017
Share price at grant date	$0.020	$0.024	$0.023	$0.023
Expected price volatility of the Company’s shares	49%	73%	74%	74%
Expected dividend yield	Nil	Nil	Nil	Nil
Risk-free interest rate	1.75%	1.79%	1.88%	1.73%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a)	Executive Incentive Plan (EIP) (continued)

The model inputs for STI performance rights granted during the year ended June 30, 2017 included:

Grant date	February 10, 2017
Share price at grant date	$0.035
Expected price volatility of the Company’s shares	54%
Expected dividend yield	Nil
Risk-free interest rate	1.80%

The model inputs for STI performance rights granted during the year ended June 30, 2016 included:

Grant date	August 5, 2015	December 29, 2015	March 7, 2016
Share price at grant date	$0.047	$0.050	$0.041
Expected price volatility of the Company’s shares	167%	169%	169%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	2.03%	1.97%	2.14%

The fair value at grant date for 42,000,000 long term incentives issued on August 5, 2015 are determined using a Black Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for these performance rights granted included:

Grant date	August 5, 2015
Measurement period	August 5, 2015 to August 5, 2017
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	162%
Expected dividend yield	Nil
Risk-free interest rate	1.95%

The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

The model inputs for performance rights granted during the year ended June 30, 2016 included:

Grant date	August 5, 2015	October 1, 2015
Measurement period – tranche 1	August 5, 2015 to October 2, 2017	October 1, 2015 to October 2, 2017
Measurement period – tranche 2	August 5, 2015 to October 2, 2018	October 1, 2015 to October 2, 2018
Barrier price	CAGR 20% per annum over measurement period	CAGR 20% per annum over measurement period
Share price at grant date	$0.047	$0.058
Expected price volatility of the Company’s shares	120%	120%
Expected dividend yield	Nil	Nil
Risk-free interest rate	2.12%	1.94%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of options granted under the EIP:

2018 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	June, 30, 2018	0.0774	1,515,752	—	—	(1,515,752)	—	—
January 24, 2014	June, 30, 2018	0.0774	165,116	—	—	(165,116)	—	—

Total			1,680,868	—	—	(1,680,868)	—	—

Weighted average exercise price		0.0774					—
2017 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	June, 30, 2018	0.0774	1,515,752	—	—	—	1,515,752	1,515,752
January 24, 2014	June, 30, 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,680,868	—	—	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774
2016 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
December 23, 2013	June, 30, 2018	0.0774	1,515,752	—	—	—	1,515,752	1,515,752
January 24, 2014	June, 30, 2018	0.0774	165,116	—	—	—	165,116	165,116

Total			1,680,868	—	—	—	1,680,868	1,680,868

Weighted average exercise price		0.0774					0.0774

No options expired during the periods covered by the above tables.

Fair value of options granted

No options were granted during the year ended June 30, 2018 (2017 – Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTE 30. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval

At the 2017 annual general meeting, shareholders approved the issue of 13,272,356 performance rights to Mr Grant Chamberlain in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.2 years.

Set out below are summaries of performance rights granted with shareholders’ approval.

2018 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	857,844	—	(857,844)	—	—	—
November 25, 2016	Director rights	0.038	10,023,350	—	(1,814,249)	—	8,209,101	—
November 17, 2017	Director rights	0.024	—	13,272,356	—	—	13,272,356	—

Total			10,881,194	13,272,356	(2,672,093)	—	21,481,457	—

2017 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	3,431,373	—	(2,573,529)	—	857,844	—
November 25, 2016	Director rights	0.038	—	10,023,350	—	—	10,023,350	—

Total			3,431,373	10,023,350	(2,573,529)	—	10,881,194	—

2016 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	6,004,902	—	(2,573,529)	—	3,431,373	—

Total			6,004,902	—	(2,573,529)	—	3,431,373	—

Fair value of performance rights granted

The fair value at grant date for the performance rights issued to non-executive directors with shareholders’ approval are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for STI performance rights granted during the year ended 30 June 2018 included:

Grant date	17 November 2017
Share price at grant date	$0.024
Expected price volatility of the Company’s shares	73%
Expected dividend yield	Nil
Risk-free interest rate	1.79%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

The model inputs for STI performance rights granted during the year ended June 30, 2017 included:

Grant date	25 November 2016
Share price at grant date	$0.037
Expected price volatility of the Company’s shares	56%
Expected dividend yield	Nil
Risk-free interest rate	1.92%

(c) Options issued to other parties

During the financial year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and these are exercisable at June 30, 2018.

Set out below is a summary of the options granted to both parties:

2018 Grant date	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
July 31, 2015	August 5,2020	0.0237	371,445,231	—	—	—	371,445,231	371,445,231
July 31, 2015	August 5, 2021	0.025	8,475,995	—	—	—	8,475,995	8,475,995
October 30, 2015	October 30, 2020	0.057	793,103	—	—	—	793,103	793,103
March 7, 2016	March 7, 2021	0.040	1,026,272	—	—	—	1,026,272	1,026,272
Total			381,740,601	—	—	—	381,740,601	381,740,601

Fair value of options granted

There were no options granted during the year ended June 30, 2018 (2017 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(d) Warrants issued to US investors

In July 2017, the Company completed its first US capital raise. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 ADSs. Please refer to note 14 for more details.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2018 A$	June 30, 2017 A$
Employee share-based payment expense	2,263,843	862,227

	2,263,843	862,227

Share-based payment transactions with employees are recognised during the period as a part of corporate administrative expenses.

NOTE 31. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2018 A$	June 30, 2017 A$	June 30, 2016 A$
Loss after income tax	(14,687,752)	(8,526,159)	(61,973,221)

Total comprehensive loss	(14,687,752)	(8,526,159)	(61,973,221)

Statement of financial position

	Parent
	June 30, 2018 A$	June 30, 2017 A$
Total current assets	23,589,353	13,220,743
Total non current assets	18,698,068	20,936,849

Total assets	42,287,421	34,157,592

Total current liabilities	615,027	1,189,848
Total non current liabilities	10,630,814	6,482,571

Total liabilities	11,245,841	7,672,419

Equity
— Contributed equity	213,232,719	195,352,543
— Reserves	64,615,312	63,251,328
— Accumulated losses	(246,806,451)	(232,118,699)

Total equity	31,041,580	26,485,173

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at June 30, 2018 and June 30, 2017.

Capital commitments – Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2018 and June 30, 2017.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

4.1+	Prima Executive Incentive Plan	20-F	001-35428	4.11	10/30/13

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12	Placement Agency Agreement, dated June 29, 2017, by and between Prima BioMed Ltd and Maxim Group LLC	6-K	001-35428	99.1	6/29/17

4.13	Securities Purchase Agreement, dated June 29, 2017, by and between Prima BioMed Ltd and the purchasers party thereto	6-K	001-35428	99.2	6/29/17

4.14†#	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
†	Confidential treatment requested. Confidential information omitted and filed separately with the Securities and Exchange Commission.
#	Filed herewith.

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

Immutep LTD

/s/ Marc Voigt
By: Marc Voigt Title: Chief Executive Officer, Chief Financial Officer and Chief Business Officer

Date: October 19, 2018