Form 20-F
period 2019-06-30
IMMUTEP Ltd
filed 2019-09-23
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

Phone: +61 (0)2 8315 7003 Fax: +61 (0)2 8569 1880

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares American Depositary Shares, each representing 100 Ordinary Shares	IMMP	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares outstanding as of June 30, 2019 was 3,388,598,296.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

i

ii

INTRODUCTION

Immutep Limited was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with respect to our ordinary shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on April 12, 2012. Our American Depositary Shares, or ADSs, each of which represents 100 of our ordinary shares, are listed on the NASDAQ Global Market, or NASDAQ, under the symbol “IMMP”. The Bank of New York Mellon acts as our depositary, and registers and delivers our ADSs. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Immutep” and the “Company” mean Immutep Limited and its subsidiaries, unless otherwise indicated.

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

The following selected consolidated financial data as of June 30, 2019 and 2018 and for the fiscal years ended June 30, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2017, 2016, and 2015 and for the fiscal years ended June 30, 2016 and 2015 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2019	2018	2017	2016	2015
	(in A$, except share amounts)
License revenue	139,782	2,630,484	—	175,052	—
Other income	7,349,622	4,722,823	4,221,534	1,853,869	2,092,867
Depreciation & amortization	(1,879,151)	(1,808,929)	(1,701,615)	(1,993,093)	(1,341,202)
Research & development and intellectual property	(16,591,201)	(9,989,830)	(7,525,744)	(7,059,528)	(8,952,447)
Corporate administrative expenses	(6,366,161)	(7,242,061)	(4,346,952)	(6,982,629)	(5,723,106)
Loss on foreign exchange	—	—	—	(563,890)	—
Finance costs	—	—	—	(8,199)	(18,364,804)
Share Based Payment to strategic investor	—	—	—	(47,468,071)	—
Net loss on fair value movement of warrants	—	(189,983)	—	—	—
Changes in fair value of comparability milestone		—	—	(542,075)	—
Net change in fair value of convertible note liability	(996,875)	(866,848)	(751,816)	(607,637)	—
Loss on disposal of assets	—	—	—	—	(5,160)

Loss before income tax expense	(18,343,984)	(12,744,344)	(10,104,593)	(63,196,201)	(32,293,852)
Income tax (expense) / benefit	—	(1,676)	737,387	1,181,017	142,156

Net loss	(18,343,984)	(12,746,020)	(9,367,206)	(62,015,184)	(32,151,696)

Loss per share – basic and diluted (in A$ cents)	(0.57)	(0.49)*	(0.40)*	(2.68)*	(1.92)*

Weighted average number of ordinary shares outstanding – basic and diluted	3,225,576,280	2,624,714,274 *	2,370,387,786 *	2,314,504,140 *	1,677,306,981 *

*

Immutep Limited and all of its wholly owned subsidiaries (’the group’) restated the 2015 to 2018 EPS figures to reflect the bonus element of shares issue arising from the capital raising in fiscal year 2019.

Consolidated Balance Sheet Data:

	As of June 30,
	2019	2018	2017	2016	2015
	(in A$)
Cash and cash equivalents	16,567,982	23,475,521	12,236,974	20,879,548	6,759,615
Net assets	24,387,716	33,521,927	26,532,306	35,317,513	24,689,743
Total assets	40,541,499	46,998,783	34,963,796	42,554,067	30,983,445
Long-term debt	7,642,707	6,645,832	5,778,984	5,027,168	—
Contributed equity	221,091,591	213,232,719	195,352,543	194,530,932	179,878,436
Total shareholders’ equity	24,387,716	33,521,927	26,532,306	35,317,513	24,689,743

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the years ended June 30 2018 and 2019, we had net losses of $12.7 million and $18.3 million, respectively.

We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have four product candidates under development IMP321 (also known as “eftilagimod alpha” or “efti”), IMP761, IMP701 and IMP731, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses.

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

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the future success of our product candidates.

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

We have four LAG-3 product candidates. The most advanced of the four is IMP321(INN: eftilagimod alpha). IMP321 is a recombinant protein typically used in conjunction with other therapies (e.g. chemotherapy or other immunotherapy) to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with Eddingpharm, in China. We entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, IMP321 with MSD’s anti-PD-1 therapy pembrolizumab in phase II clinical trials. We also entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany, and Pfizer for a Phase I clinical trial that will evaluate the clinical benefits of combining our immune stimulator, IMP321, with avelumab, a PD-L1 blocking antibody.

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

Our ability to generate product revenue, especially through the commercialization of the LAG-3 products, depends on a number of factors, including but not limited to our ability to:

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

Until our product candidates become commercially available, we will need to obtain additional funding in connection with the further development of our product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds byentering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for stockholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock and ADSs to fall.

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

We may have to develop related diagnostics for some of our therapeutic product candidates. Such related diagnostics are subject to regulation by the FDA and typically to comparable foreign regulatory authorities as medical devices and typically require separate regulatory approval or clearance prior to commercialization. Marketing approval or clearance of the diagnostic will require sufficient data to support its safety and efficacy. In addition, at least in some cases, the FDA and comparable foreign regulatory authorities may require the development and regulatory approval or clearance of a related diagnostic as a condition to approving our therapeutic product candidates. While we have some, limited experience in developing diagnostics, we plan to rely in large part on third parties to perform these functions. We may seek to enter into arrangements with one or more third parties to create a related diagnostic for use with our current or future product candidates.

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

If any of these risks materializes, we could experience significant delays or an inability to successfully develop and commercialize IMP321 and IMP761, or any other product candidate we may develop, which would have a material adverse effect on our business, financial condition and results of operations.

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

Immutep S.A.S. is the only significant acquisition in our recent history. Identifying strategic acquisitions is part of our business plan. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

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

If we do not obtain the necessary regulatory approvals, we will be unable to commercialize our products.

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

We and our development partners, third-party manufacturers and suppliers may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. Our operations and the operations of our third-party manufacturers and suppliers may also produce hazardous waste products. National, state and local laws and regulations in the United States, Australia and other countries govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development and commercialization efforts. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and any future clinical trials, regulatory approvals or product commercialization progress could be suspended.

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

Moreover, any of our pending applications may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidate.

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

If we do not obtain patent term extension for our products, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any products we may develop, we may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (“Hatch-Waxman Act”). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the drug testing phase and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed. Other jurisdictions including Australia, Europe and Japan have similar extension of term provisions, whilst other countries do not have any such provisions.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

•

Impression Products, Inc. v. Lexmark International, Inc. (2017), where the Court applied an international exhaustion of rights standard and held that the sale of a patented item in a foreign country exhausted patent rights in the item being sold regardless of any post-sale restrictions the patentee attempted to impose.

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

The market price of our ordinary shares and ADSs historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and earnings estimates, to arbitrage between our Australian-listed ordinary shares and our NASDAQ-listed ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of our securities.

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.020 and US$1.25, respectively, to a high of A$0.056 and US$4.21, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2019, our ordinary shares traded on the NASDAQ from low of US$1.71 to a high of US$4.21 per share. During the fiscal year ended June 30, 2018, our ordinary shares traded on the NASDAQ from a low of US$1.25 to a high of US$3.06 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. Last two years, the Australian dollar had depreciated against the U.S. dollar and European Euro, whereas in fiscal 2017, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2019, we made net foreign exchange gain of A$494,000 as a result of currency fluctuations. In fiscal 2018, we made net foreign exchange gain of A$323,000 as a result of currency fluctuations. In fiscal 2017, there was a small foreign exchange gain of A$433 as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

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

In December 2014, we completed the acquisition of Immutep S.A., a French company. In December 2014, Immutep S.A. underwent a change of company organization and become known as Immutep S.A.S. In November 2017, what was then known as Prima BioMed Ltd, changed its name to Immutep Limited to reflect the new strategic direction and management of the business to focus on the development of its portfolio of LAG-3 based immunotherapy assets.

In September 2018, we entered into a clinical trial collaboration and supply agreement with Merck KGaA and Pfizer Inc., to evaluate the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

The clinical evaluation is conducted as an amendment to the existing INSIGHT Phase I clinical trial and is evaluating the safety, tolerability and recommended Phase II dose of efti when combined with avelumab in 12 patients with advanced solid malignancies. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) is the sponsor of the clinical trial and it is conducted under the existing protocol of the ongoing INSIGHT clinical study. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, is the lead investigator of the trial.

The clinical trial evaluates the clinical safety and benefits of releasing the brakes and pushing the accelerator of the body’s immune system at two different positions in the cancer immunity cycle. Efti is a first-in-class antigen presenting cell (“APC”) activator which stimulates cancer-fighting T cells, while avelumab is an anti-PD-L1 therapy that works by increasing the ability of the body’s immune system to help detect and fight tumor cells.

In January 2019, we entered into a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc. The agreements enable Immutep and CYTLIMIC to collaborate on clinical trials to evaluate efti as part of CYTLIMIC’s innovative peptide cancer vaccine, called CYT001. The trials will be conducted by and under the control of CYTLIMIC who will fully fund all development costs. Under the collaboration agreement, Immutep received an upfront payment of US$500,000 and is eligible to receive up to US$4.5 million in milestone payments upon the achievement of milestones by CYTLIMIC. Immutep retains complete exclusivity over its patent rights specifically covering its own clinical development programs and those it is conducting in conjunction with its other collaboration partners evaluating IMP321 in combination with either chemotherapy (AIPAC trial) or PD-1 / PD-L1 immunotherapy (INSIGHT and TACTI trials).

In December 2018, we entered into a securities purchase agreement with certain accredited investors in the United States to purchase 260,000,000 ordinary shares represented by 2,600,000 ADSs, as a purchase price per ADS of $2.00 in a registered direct offering, for total gross proceeds of approximately $5.2 million. In a concurrent private placement, we agreed to use warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. Each warrant has an exercise price of $2.50.

In July 2019, we completed a placement of our ordinary shares. In August 2019, we completed an underwritten pro rata non-renounceable entitlement offer. In total, we raised A$10 million.

Our registered office is located at Level 12, 95 Pitt Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 8315 7003. Our address on the Internet is www.immutep.com. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B. Business Overview

Background

Immutep is a leader in the development of LAG-3 related immunotherapeutic products. Our key product candidate is IMP321, which is a recombinant protein in clinical trials for the treatment of different types of cancers.

IMP321, based on the LAG-3 immune control mechanism could play a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an antigen presenting cell (APC) activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy combination for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). In addition, IMP321 is being evaluated as a combination therapy in head and neck squamous cell carcinoma and non-small cell lung carcinoma in a Phase II clinical trial called TACTI-002 (clinicaltrials.gov identifier NCT03625323) and a Phase I trial called INSIGHT (clinicaltrials.gov identifier NCT03252938) in advanced solid tumors.

Two LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Operations Summary

Immutep has administrative offices in Sydney, Australia, New York, USA, Leipzig, Germany and in Berlin, Germany. With the acquisition of Immutep S.A. in December 2014 we also have a laboratory located in Paris for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: IMP321, IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of IMP321, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2019, we employed 24 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

IMP321 Clinical Development

Immutep’s lead program is the development of IMP321 (or eftilagimod alpha), a recombinant protein that may be used in conjunction with chemotherapy to amplify a patient’s immune response. IMP321 may also be administered in combination with other agents and at different doses to achieve different effects on the immune system. These alternative applications of IMP321 are the subject of various clinical programs.

Immutep is developing IMP321 jointly with Eddingpharm under a licensing agreement dated May 2013 between Immutep S.A. and Eddingpharm. Eddingpharm has the exclusive development right of the IMP321 product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm later transferred the right to develop IMP321 to its affiliate, EOC Pharma. Eddingpharm has paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321 but current and future costs of manufacturing of IMP321 are now Immutep’s responsibility. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register IMP321 in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if IMP321 achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development of IMP321 is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of IMP321 in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. Immutep expects further progress from EOC Pharma later in 2019 and 2020.

In fiscal 2016, Immutep started two new clinical trials for IMP321. The first one was Active Immunotherapy PAClitaxel (AIPAC), a Phase IIb study on IMP321’s effectiveness in treating metastatic breast cancer. Meetings have taken place with the European Medicines Agency (EMA) in regard to protocol design of the AIPAC study and the EMA who in a meeting provided legally non-binding scientific advice. The primary purpose of the AIPAC trial, which has a study group of 227 patients in the randomized part of the study and 15 patients for the safety run-in (242 patients in total), is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The second of the two clinical trials was Two ACTive Immunotherapeutics in melanoma (TACTI-mel), a Phase I study on IMP321’s effectiveness in enhancing immune responses to PD-1 inhibitors in melanoma patients. The primary purpose of the TACTI-mel trial, which has a study group of up to 24 patients, is to determine safety and dosage levels for combining the two products in future trials.

In fiscal 2017, we continued our AIPAC Phase IIb and TACTI-mel Phase I clinical trials for IMP321. Regarding AIPAC Phase IIb clinical trial, in December 2016, we announced interim data, with respect to tests of IMP321 plus paclitaxel chemotherapy, with all 15 patients in the safety run-in phase confirming previous trial results as well as the safety, pharmacokinetics and pharmacodynamics of IMP321 at both dosage levels. In January 2017, we commenced the enlarged randomized phase of its AIPAC Phase IIb clinical trial for IMP321 in breast cancer. The randomized phase entails half of the 227 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with IMP321. Regarding TACTI-mel Phase I clinical trial, in December 2016, we announced first clinical data from its TACTI-mel Phase I clinical trial for IMP321 combined with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) in melanoma cancer. The results confirmed that IMP321 is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage. In January 2017, we commenced recruitment for the second cohort of six patients for its TACTI-mel melanoma trial being conducted in Australia. This second cohort was fully recruited by March 2017.

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

In January 2017, we entered into a new collaboration with Japan’s CYTLIMIC, a recent spin off from NEC Corporation (NEC), to test CYTLIMIC’s innovative cancer peptide vaccine, called CYT001, which contains IMP321. This partnership was formalised under a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc. in January 2019. The trials will be conducted by and are under the control of CYTLIMIC who will fully fund all development costs.

We also entered into a new collaboration with the Monash University in Melbourne following a grant of A$360,000 in August 2017. The grant will fund a research project of the role of LAG-3 in immune responses.

In fiscal 2018, we continued our AIPAC Phase IIb and TACTI-mel Phase I clinical trials for IMP321. Regarding AIPAC Phase IIb clinical trial, clinical trials sites were opened across Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands. Active recruiting and patients treatments are undergoing as part of the randomized and controlled phase of the study. At the end of the fiscal year 2018, we had recruited 113 patients, reaching 211 patients in April 2019. Recruitment of all 227 patients for the AIPAC study was completed in June 2019 with first data expected in Q1 of calendar year 2020.

Regarding TACTI-mel Phase I clinical trial, we reported overall encouraging interim data regarding the efficacy and safety of IMP321 combined with pembrolizumab (KEYTRUDA®). In March 2018, we expanded the clinical trial to include a fourth cohort (Part B) of six patients which evaluates 30mg of efti in combination with pembrolizumab. This cohort was fully recruited in August 2018. In May 2018, interim data for the initial three cohorts (Part A) yielded an overall response rate of 61% when the response rates from the initial four cycles of pembrolizumab monotherapy are used, and an overall rate response (ORR) of 33% measured from the start of the combination therapy when IMP321 was added at cycle five of pembrolizumab. Two complete responses according to RECIST have been reported from the trial, out of 18 patients. Full recruitment of the expanded TACTI-mel trial was reached in August 2018, bringing the participation number to 24 patients.

In March 2018, we announced that we had entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the safety and efficacy of the combination of IMP321 and pembrolizumab (KEYTRUDA®) in a new Phase II clinical trial (TACTI-002) with respect to head and neck squamous cell carcinoma (second line) and non-small cell lung carcinoma (first and second line). In July 2018, the FDA granted approval of the IND regarding TACTI-002 Phase II clinical trial which allows us to initiate the study in the United States. Up to 109 patients will be recruited into the trial across 15 centers in the United States, Europe and Australia. Immutep obtained competent authority approval from the UK’s Medicines & Healthcare products Regulatory Agency (MHRA) for TACTI-002, as well as a number of Ethics Committee approvals and completed the site selection process for the trial in November 2018. The first patient was dosed with the combination of KEYTRUDA and IMP321 in March 2019 and in August 2019 the trial had 26 patients participating, including full enrolment (17 patients) into the first cohort of the first line non-small cell lung cancer (NSCLC) arm (Part A). Part A may be expanded to include an additional number of patients if the predefined number of patient responses to the combination treatment are observed. Recruitment is ongoing and first data is expected to be reported from the trial in Q3 of calendar year 2019.

We also expanded our collaborative studies in 2018. In particular, the “INSIGHT” clinical trial was amended in September 2018, through a collaboration with Merck KGaA and Pfizer, Inc. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH (IKF) will be the sponsor of the amended Phase I clinical trial (called INSIGHT-004) which will be conducted under the existing protocol of the ongoing INSIGHT clinical study. In particular, this new collaborative study will test the safety and efficacy of

IMP321 combined with Merck KGaA’s and Pfizer’s avelumab, which is a stimulator of the immune system to detect and fight tumor cells, in 12 patients with advanced solid tumors. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, will also be the lead investigator of INSIGHT-004. The first patient in (FPI) the INSIGHT-004 trial was enrolled in Germany and received the first dose of treatment in June 2019. Immutep expects IKF to report first data from INSIGHT-004 in Q4 of calendar year 2019.

In November 2018, Immutep presented new interim data from the TACTI-mel trial which were reconfirmed with more mature data in March 2019. It reported efficacy data from Part A was encouraging and supportive of previously disclosed response rates. The first efficacy data from Part B of the trial was also reported in November 2018, where the combination treatment is administered to patients from the beginning of cycle 1, day 1 of pembrolizumab treatment. After 3 months of combination treatment, a 50% ORR was reported. IMP321 continues to have a good safety profile in doses up to 30 mg administered subcutaneously every 2 weeks. Immutep expects to report final data from TACTI-mel in Q4 of calendar year 2019.

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

In January 2015, Immutep collected a milestone payment from GSK for the development of GSK2831781 (derived from Immutep’s IMP731 antibody) for a first time in human clinical trial. GSK announced in July 2018 that the lead indication for GSK2831781 will be ulcerative colitis with Proof of Concept data expected in 2020. This new Phase II clinical study commenced in May 2019 (clinicaltrials.gov identifier NCT03893565) and will build on GSK’s Phase I clinical trial of the product candidate in psoriasis, which was completed in March 2018 (clinicaltrials.gov identifier NCT02195349). Another Phase I study in 36 Japanese and Caucasian healthy volunteers in Japan was started in June 2019 (clinicaltrials.gov identifier NCT03965533).

In September 2019 Immutep announced that it would receive a £4,000,000 milestone payment from GSK related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.”

IMP701 Clinical Development

The third key product candidate of Immutep is IMP701, an antagonist (blocking) antibody targeting the LAG-3 molecule with potential application in the treatment of cancer. It is designed to block the negative signal in cytotoxic T cells, which may stop T cells from responding to the cancer. The product candidate was acquired through our acquisition of Immutep S.A.S in December 2014.

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

In August 2017 we received a milestone payment of US$1,000,000 from Novartis relating to our IMP701 LAG-3 antibody. Novartis is continuing its clinical development program for IMP701, known as LAG525 by Novartis, in oncology. Currently, there are five ongoing Phase I/II clinical trials evaluating this product candidate, with a total target enrolment of 1,100 patients.

More information about this clinical trial can be found at www.clinicaltrials.gov.

IMP761 Preclinical Development

On January 3, 2017 we announced a new early stage product candidate to be known as IMP761, developed in our laboratory in Paris, and believed to be the first agonist antibody of LAG-3. IMP761, our fourth LAG-3 related product candidate, is our first agonist antibody related to LAG-3. The product candidate is not partnered.

In September 2018, Immutep commenced cell line development and the associated GMP manufacturing steps for IMP761 to progress the product candidate towards clinical development. This work is ongoing.

Encouraging positive results from the preclinical studies of IMP761, were reported in March 2019. Consistent with earlier in vitro studies conducted by Immutep on the immunosuppressive activity of IMP761, in vivo studies in a non-human primate animal model showed that IMP761decreases inflammatory T cell infiltration induced by intra-dermal injection of an antigen. This demonstrates that IMP761 may have potential to address the root cause of autoimmune diseases by specifically silencing the autoimmune memory T cells accumulating at the disease site.

Research Reagents used in the Development of LAG-3 Products

Our French subsidiary, Immutep S.A.S. manufactures, sells and distributes research reagents used by scientists in the research of LAG-3 products. The reagents are manufactured by Immutep S.A.S. and distributed through third party distributers. These third parties include Adipogen and Enzo.

The research reagents were originally manufactured and sold based on background licensed technology from Serono. Since 2018, the relevant patents have expired and Immutep therefore has no further obligation to make royalty payments on these sales to Serono under the licensing agreement dated December 2002 between Immutep and Serono.

CVac (Clinical Development for the Treatment of Ovarian Cancer Patients in Remission)

Prior to the acquisition of Immutep S.A., the lead program of Immutep, was CVac for the treatment of epithelial ovarian cancer patients who were in complete second remission. This disease represents a significant unmet medical need due to the high relapse rates and high morbidity associated with the disease.

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

Given the clinical development of highly personalized autologous cell therapies such as CVac are considerably more complex and costly than off the shelf biologicals such as IMP321, Immutep believes that the commercialization of CVac and products such as CVac will continue to be challenging, particularly given the increasing investment and pharmaceutical industry interest in other immuno-oncology therapies being developed by Immutep and its other collaboration partners.

Intellectual Property

As of June 30, 2019, Immutep owns, co-owns or licenses 13 patent families relating to our development candidates IMP321, IMP761, IMP701 and IMP731.

On the December 9, 2002, Ares Trading SA (a fully owned subsidiary of Serono, now Merck Serono) and Immutep S.A. entered into an exclusive License Agreement for the development of the LAG-3 technology. The license covers use of background patents and know-how necessary for the development of certain LAG-3 products. Confidential milestones and royalties are payable to Serono while the patent or know-how license is in force. As the license is exclusive it provides a greater level of protection to the development of LAG-3 products. The license is sub-licensable and has been sublicensed in agreements with GSK, Co-Stim, Eddingpharm and Cytlimic. Improvements to the technology and new developments in intellectual property covered by the license are the property of Immutep S.A. The last of the licensed patents expired on July 23, 2018 and so the license continues as only a know-how license.

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

As of June 30, 2019, CVac is a registered trade mark in Australia, Europe, New Zealand, China, and the UAE. The CVac trade mark registrations are owned by the Company and have been licensed to Sydys. See “Item 4. Information on the Company B “Background—CVac Clinical Development for the Treatment of Ovarian Cancer Patients in Remission” for more information.

The Company also owns trade mark registrations for IMMUTEP in Australia, United States, Europe, China and Japan.

In fiscal 2019, we added five new patents to our portfolio: (i) three patents granted in Europe relating to IMP321, (ii) a patent granted in the United States relating to IMP321, and (iii) a patent granted in Canada relating to IMP731. A further European patent relating to IMP321 and a Japanese patent relating to IMP701 were granted in August 2019.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2019) and title.

Patent Family	Title	Status	Expires

400 (IGRD and Paris XI)	Molecules binding to Glu-Pro motifs, therapeutical compositions containing them and their applications	Granted Europe	2021

500 (Immutep S.A.S.)	Vaccine composition comprising a class II MHC ligand couples with an antigen, method for the preparation and the use thereof	Granted Canada, Europe, Japan	2025

550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending China, US, Europe Granted US, Canada, Europe and Japan (x2)	2028

600 (Immutep S.A.S.)	Compositions containing LAG-3 and cells that secrete GM-CSF and the methods of use	Granted US	2028

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe and US Granted Australia, Europe (x4), Japan (x2) and US (x2)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in Australia, China, Europe, Japan, Korea, US and Hong Kong Granted in Europe	2034

670 (Immutep S.A.S.)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, Brazil, India and Israel Granted in Europe	2036

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 territories Granted US, Iraq, Lebanon, Algeria and Colombia	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines, Singapore, Nigeria and South Africa	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	UK (priority) application filed	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, India, Brazil, and Israel	2037

810 (Immutep S.A.S.)	Assays	UK (priority) application filed	2040

Family 3(CVac)

(Burnet Institute)	Method of producing dendritic cells pulsed with MFP	Granted in US	2022

Competition

The biopharma industry, including the immunotherapy subsector, is intensely competitive and characterized by ongoing and extensive research and development efforts devoted to developing innovative and proprietary technologies. Our product candidates target oncology and autoimmune diseases. We compete with many organizations who have developed and/or are developing products, or product candidates for the same indications or employing a mechanism-of-action (MOA) principle that is similar or competitive to ours, including large and specialty pharmaceutical and biotechnology companies, academic research institutes, governmental agencies, and public and private research institutes. We anticipate that we may face increasing competition as new drugs or therapies targeting oncology or autoimmune diseases are developed and enter the market.

There is great industry interest in the field of immune-oncology, particularly given the therapeutic benefits achieved by FDA-approved checkpoint inhibitors targeting CTLA-4, PD1, or PDL-1 through antibody blockade. These positive results for checkpoint monotherapies are typically only seen in a relatively small subset of the targeted patient population which has led to hundreds of immune-oncology combination treatments being tested in clinical trials.

Our lead product candidate, eftilagimod alpha (IMP321 or efti), is being developed as a cancer therapeutic. Efti’s MOA stimulates and augments the human body’s natural immune response to fighting cancer tumors and it is a member of a class of drugs known as “antigen presenting cell (APC) activators.” Other types of APC activators include toll like receptor (TLR) agonists, stimulator of interferon genes (STING) agonists, CD40 agonists, or oncolytic viral therapies. Efti’s MOA leads to the activation of APCs, such as monocytes and dendritic cells, which results in enhanced presentation of tumor antigens to T cells.

We are aware of other companies that are developing cancer therapeutics in the same specific indications we are currently targeting and may target in the future. Some of these competitors are developing APC product candidates, other immune-modulating therapeutics that promote an immunological response against cancer and therapies targeting patients who have received prior anti-PD-1/PD-L1 therapies. These companies include, but are not limited to Aduro Biotech, Inc., AstraZeneca PLC, Amgen Inc., BioLineRx Ltd., Checkmate Pharmaceuticals, Inc., Gilead Sciences Inc., GlaxoSmithKline plc, Hoffmann-La Roche Ltd., Idera Pharmaceuticals, Inc., Immunomedics, Inc., Incyte Corporation, Innate Immunotherapeutics Ltd., Merck & Co, Oncosec Medical, Inc., Nektar Therapeutics, and Regeneron Pharmaceuticals, Inc., Syndax Pharmaceuticals, Inc.

Current treatments for metastatic breast cancer, the current lead indication of efti, include chemotherapies/cytotoxics, parp inhibitors, CDK4/6 inhibitors, angiogenesis inhibitors, nonsteroidal aromatase inhibitors and immunotherapies. Efti is currently in an advanced Phase IIb European clinical trial for a specific subset of metastatic breast cancer, specifically human epidermal growth factor receptor 2-negative (HER2-), estrogen receptor positive (ER+) metastatic breast cancer patients that have previously undergone endocrine therapy as well as possibly CDK4/6 therapy and are receiving chemotherapy.

Many competitors, or potential competitors, either alone, or with their strategic partners, have substantially greater financial, technical and human resources than we do. Therefore, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market adoption which may render our treatments obsolete or non-competitive. In addition, many of our competitors have significantly greater experience than we have in undertaking preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals of products for use in health care, manufacturing and marketing and selling approved products. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

We expect our product candidates, if approved and commercialized, to compete with other products on a number of factors including, but not limited to, product safety and efficacy, time to market, price, insurance coverage and reimbursement by third-party payors, extent of adverse side effects, and convenience of treatment. We may not be able to effectively compete in any of these areas.

Regulatory Authorities

Our ongoing research and development, clinical, regulatory, commercial and manufacturing activities of our pharmaceutical products are subject to extensive regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMA and local competent authorities,, ethics committees (ECs), institutional research boards (IRBs) and other regulatory authorities at federal, state or local levels. We, along with our third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval and post-approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

United States – FDA process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act, and their implementing regulations. The process of obtaining FDA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources. Failure to comply with applicable FDA or other requirements may result in refusal to approve pending applications, a clinical hold, warning letters, civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market. FDA approval is required before any new drug or biologic, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to safety and efficacy, stability, manufacturing, processing, packaging, labeling and quality control.

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

Drug Approval Process - FDA

None of our drug product candidates may be marketed in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:

•	completion of extensive pre-clinical laboratory tests, animal studies, and formulation studies in accordance with the FDA’s GLP regulations;

•	submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the drug for each proposed indication;

•	submission to the FDA of an NDA/BLA after completion of all pivotal clinical trials;

•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient, or API, and finished drug product are produced and tested to assess compliance with current Good Manufacturing Practices, or cGMPs; and

•	FDA review and approval of the NDA/BLA prior to any commercial marketing or sale of the drug in the United States.

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

Clinical trials (under an IND) involve administration of the investigational drug to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be provided to the FDA as part of a separate submission to the IND. Further, an Institutional Review Board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the study protocol and informed consent information for study subjects for any clinical trial before it commences at that center, and the IRB must monitor the study until it is completed. There are also requirements governing reporting of ongoing clinical trials and clinical trial results to public registries. Study subjects must sign an informed consent form before participating in a clinical trial.

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA and safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse reactions in case of an open IND. For purposes of a BLA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

•

Phase I: Trials are initially conducted in a limited population of healthy human (in oncology Phase I trials are often conducted in patients) subjects or patients to test the product candidate for safety and dose tolerance. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.

•

Phase II: The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

•

Phase III: The investigational product is administered to an expanded patient population in adequate and well-controlled studies to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit relationship of the investigational product and to provide an adequate basis for product approval.

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

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for BLA review time. The testing and approval process requires substantial time, effort and financial resources. The FDA will review the NDA and may deem it to be inadequate to support approval, and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee, but it typically follows such recommendations.

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

Expedited Review and Approval

The FDA has various programs, including fast track designation, priority review, accelerated approval, and breakthrough therapy designation, which are intended to expedite or simplify the process for reviewing drugs and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened. Generally, drugs that may be eligible for these programs are those for serious or life-threatening diseases or conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments.

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

Foreign Regulation

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

European Union

In the European Economic Area, or EEA, which is comprised of the Member States of the EU plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA by the EMA. Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. When conducting clinical trials in the EU, we must adhere to the provisions of the European Union Clinical Trials Directive (Directive 2001/20/EC) and the laws and regulations of the EU Member States implementing them. These provisions require, among other things, that the prior authorization of an Ethics Committee and the competent Member State authority is obtained before commencing the clinical trial. In April 2014, the EU passed the Clinical Trials Regulation (Regulation 536/2014), which will replace the current Clinical Trials Directive. To ensure that the rules for clinical trials are identical throughout the European Union, the EU Clinical Trials Regulation was passed as a regulation that is directly applicable in all EU member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive until the Clinical Trials Regulation becomes applicable. According to the current plans of the EMA, the Clinical Trials Regulation is expected to become applicable.

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We may submit applications for marketing authorizations under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

The European Medicines Agency, or EMA, is a body of the European Union located in Amsterdam. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. Like the FDA there is a harmonization between regulators and the EMA may inspect and audit the development facilities, planned production facilities, clinical trial sites and laboratory facilities. Additionally, after the product is approved and marketed, the EMA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities.

If any of our products receive marketing approval in the EEA, we expect they will benefit from 8 years of data protection and 10 years of market protection. The periods run in parallel so effectively 8 years of data protection plus 2 years of market protection is granted. This means that a biosimilar application referencing Immutep’s safety and efficacy data held on file at the EMA cannot be filed until the end of the data protection period of 8 years, and the biosimilar cannot be placed on the market until after a further 2 years have elapsed (8 + 2). Furthermore, an additional 1 year of market protection is available (8 + 2 + 1) where we obtain approval of a second indication having a significant clinical benefit in the initial 8 year period.

Similarly, since the Biologics Price Competition and Innovation Act (BPCIA) came into force in 2010, the United States provides 4 years of data exclusivity and 12 years of marketing exclusivity for a new biologic. The periods of exclusivity run in parallel, meaning that the FDA will not accept a biosimilar filing for 4 years and will not approve the biosimilar for a further 8 years (4 + 8).

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

In the United States and internationally, sales of any other product that we market in the future, and our ability to generate revenues on such sales, are dependent, in significant part, on the availability of adequate coverage and reimbursement from third-party payors, such as state and federal governments, managed care providers and private insurance plans.

Private insurers, such as health maintenance organizations and managed care providers, have implemented cost-cutting and reimbursement initiatives and likely will continue to do so in the future. These include establishing formularies that govern the drugs and biologics that will be offered and the out-of-pocket obligations of member patients for such products. We may need to conduct pharmacoeconomic studies to demonstrate the cost-effectiveness of our products for formulary coverage and reimbursement. Even with such studies, our products may be considered less safe, less effective or less cost-effective than existing products, and third-party payors may not provide coverage and reimbursement for our product candidates, in whole or in part. In addition, particularly in the United States and increasingly in other countries, we are required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities. It is possible that future legislation in the United States and other jurisdictions could be enacted to potentially impact reimbursement rates for the products we are developing and may develop in the future and could further impact the levels of discounts and rebates paid to federal and state government entities. Any legislation that impacts these areas could impact, in a significant way, our ability to generate revenues from sales of products that, if successfully developed, we bring to market. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our future business.

Similar political, economic and regulatory developments are occurring in the EU and may affect the ability of pharmaceutical companies to profitably commercialize their products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In the future, there may continue to be additional proposals relating to the reform of the U.S. healthcare system and international healthcare systems. Future legislation, or regulatory actions implementing recent or future legislation may have a significant effect on our business. Our ability to successfully commercialize products depends in part on the extent to which reimbursement for the costs of our products and related treatments will be available in the United States and worldwide from government health administration authorities, private health insurers and other organizations. The adoption of certain proposals could limit the prices we are able to charge for our products, the amounts of reimbursement available for our products, and limit the acceptance and availability of our products. Therefore, substantial uncertainty exists as to the reimbursement status of newly approved health care products by third-party payors.

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

C. Organizational Structure

Below is a list of the significant subsidiaries of Immutep, including our ownership percentage, its date of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States and expand our operations in Australia.

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep IP Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	October 31, 2020
Paris, France	June 30, 2020
Berlin, Germany	February 28, 2022
Leipzig, Germany	December 31, 2019
New York, USA	February 28, 2020

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We receive tax incentive from the Australian and French governments for research and development activities (R&D activities).

Subject to certain exclusions, the Australian Government tax incentive scheme provides benefits for eligible R&D activities. Under the Australian R&D tax incentive scheme, entities are entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than A$20 million per annum or (ii) a non-refundable 40% tax offset for all other eligible companies. Where our turnover is less than A$20 million, we anticipate being entitled to claim a 43.5% refundable tax offset for costs relating to eligible R&D activities during the year.

The French R&D tax credit is determined on the basis of the eligible R&D expenses incurred during the year. Currently, the R&D credit equals 30% of the R&D eligible expenses incurred during the year, up to EUR 100 million in eligible R&D expenses, and 5% beyond this amount. As our turnover is less than EUR 100 million, we anticipate being entitled to claim a 30% refundable tax offset for costs relating to eligible R&D activities during the year.

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

Research and Development tax grant

Research and development grant income is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognize due to the complexity of the legislation in each tax jurisdiction.

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

Liquidity

We have experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2019, the Company holds cash and cash equivalents of A$16,567,982. Subsequent to the financial year end, the Company also raised additional share capital of approximately A$10 million. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Company will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

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

Results of Operations

Comparison of Fiscal Year Ended June 30, 2019 to Fiscal Year Ended June 30, 2018

Revenue

Revenue from ordinary activities decreased from A$2.63 million in FY2018 to A$0.14 million in FY2019, which is attributed to lower amount of payments received from the Company’s licensing partners in this fiscal year compared to the previous year.

Other Income

Other income increased by A$2.6 million to A$ 7.3 million for FY2019 from A$4.7 million for FY2018.

The research material sales increased from A$1.01 million in FY 2018 to A$1.16 million in FY 2019 due to sales growth of our LAG-3 products used in research.

In March 2019, Immutep received a A$0.87 million cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2018 and mainly related to our TACTI-mel trial being conducted in Australia. In addition, Immutep has recognized approximately A$1.29 million grant income from the Australian Federal Government’s R&D tax incentive program for FY 2019.

The Company’s French subsidiary has also benefited from cash grants of €1.22 million (approximately A$1.91 million) from the French Crédit d’Impôt Recherche scheme (received in August 2018) for the eligible research and development expenditures incurred in the 2017 calendar year in Europe. The French subsidiary has also recognized A$3.05 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in calendar year 2018 and first half of calendar year 2019.

Interest income increased from A$0.18 million in FY2018 to A$0.40 million in FY2019. The increase was due to the increase in the level of cash held on term deposit and an increase in weighted average interest rates.

There was a net gain on fair value movement of warrants of A$1.0 million from FY 2019. In comparison, there was a net loss on fair value movement of warrants of A$0.19 million in FY 2018.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased by A$6.6 million to A$16.59 million in FY2019. The significant increase was expected and was primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

Whilst clinical trial costs related to AIPAC and TACTI-mel are expected to decline given both of these trials are fully recruited, costs related to TACTI-002 are expected to rise further if the predefined number of patient responses to the combination treatment are observed in any of the three initial patient cohorts, which would warrant further recruitment of patients for the relevant cohort.

Corporate Administrative Expenses

Corporate administrative expenses for FY2019 were A$6.37 million compared to A$7.24 million for FY 2018 largely due to the lower employee share-based payment expenses.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$1.9 million for FY2019 from A$1.8 million for FY2018. This was mainly due to the foreign currency translation difference.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$1.0 million for FY2019 compared to A$0.9 million for FY2018. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net Loss

The loss after tax for FY2019 of A$ 18,343,984 was significantly higher compared to A$12,746,020 for FY2018, mainly due to the increase in research and development activities and decrease in the license revenue.

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

Other Income

Other income increased by A$0.5 million to A$ 4.7 million for FY2018 from A$4.2 million for FY2017. The increase was primarily attributable to a A$0.2 million increase in miscellaneous income from the LAG-3 research material sales and a A$0.3 million increase in foreign exchange gain recognized in the fiscal year of 2018.

In March 2018, Immutep received a A$0.7 million cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in FY2017 and mainly related to our TACTI-mel trial being conducted in Australia. In addition, Immutep has recognized approximately A$0.7 million grant income from the Australian Federal Government’s R&D tax incentive program.

The Company’s French subsidiary has also benefited from cash grants of €0.9 million (approximately A$1.35 million) from the French Crédit d’Impôt Recherche scheme (received in August 2017) for the eligible research and development expenditures incurred in the 2016 calendar year in Europe. The French subsidiary has also recognized A$2.5 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in FY2018. Miscellaneous income increased by A$ 0.2 million to A$1.0 million for FY2018 from A$0.8 million for FY2017. This increase was primarily attributable to sales growth of manufactured product used in research.

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

New Accounting Standards and Interpretations Not Adopted

New and amended standards adopted by the Company

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2019 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

(i)

AASB 16 (IFRS 16) Leases—AASB 16 (IFRS 16) was issued in February 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change.

The new standard will have limited impacts on the financial statements when applied to future periods, as the Group currently has no significant off-balance sheet lease commitments. The standard is mandatory for first interim periods within annual reporting periods beginning on or after 1 January 2019. The Group does not intend to adopt the standard before its effective date.

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible notes, operating grants and interest earned from cash on term deposit. For further information, refer to note 15.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, share-based payments and executive and employee compensation in the last five fiscal years.

	Fiscal Year	Number of Shares/Options	Net Proceeds
			(in A$)
Ordinary Shares – private placement, repayment of convertible notes and exercise of performance rights and options	2015	522,785,260	7,580,332
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2016	310,136,343	13,477,930
Ordinary Shares – exercise of performance rights and options	2017	18,111,994	1
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2018	946,339,731	16,142,679
Ordinary Shares – private placement and exercise of warrants	2019	362,515,627	5,792,343

In December 2018, we entered into a securities purchase agreement with certain accredited investors in the United States to purchase 260,000,000 ordinary shares represented by 2,600,000 ADSs, as a purchase price per ADS of US$2.00 in a registered direct offering, for total gross proceeds of approximately US$5.2 million. In a concurrent private placement, we issued warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. Each warrant has an exercise price of US$2.50.

In July 2019, we completed a placement of our ordinary shares. In August 2019, we completed an underwritten pro rata non-renounceable entitlement offer. In total, we raised A$10 million.

Capital Requirements

As of June 30, 2019, we had year-end cash and cash equivalents of A$16.6 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months from the date of this filing. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidate and sales of our product candidate have commenced. We therefore expect to continue to incur substantial losses in the near future. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2019	2018	2017
	A$	A$	A$
Net cash used in operating activities	(15,286,398)	(7,776,703)	(8,506,798)
Net cash used in investing activities	(41,434)	(11,893)	(6,644)
Net cash provided by (used in) financing activities	8,012,715	18,404,567	(8,532)
Net increase (decrease) in cash and cash equivalents	(7,315,117)	10,615,971	(8,521,974)
Effect of exchange rate on cash and cash equivalents	407,578	622,576	(120,600)
Cash and cash equivalents at beginning of period	23,475,521	12,236,974	20,879,548
Cash and cash equivalents at end of period	16,567,982	23,475,521	12,236,974

Operating Activities

Net cash used in operating activities was A$15.3 million, A$7.8 million, and A$8.5 million during fiscal years 2019, 2018 and 2017, respectively. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. Payments to suppliers and employees increased by A$6.0 million during fiscal year 2019 primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

During fiscal years 2019, 2018 and 2017, our payments to suppliers and employees were offset by license revenue received of A$0.1 million, A$2.6 million and A$ nil, respectively, interest income received of A$0.4 million, A$0.1 million, and A$0.1 million, respectively, and grant income received of A$ 2.7 million, A$2.0 million, and A$1.4 million, respectively.

Investing Activities

Net cash used in investing activities was A$41,434 during fiscal year 2019, while net cash used in investing activities was A$11,893 during fiscal year 2018 and net cash used in investing activities was A$6,644 during fiscal year 2017. The net cash outflow for fiscal year 2019 and 2018 was due to the purchase of plant and equipment.

Financing Activities

Net cash provided by financing activities during fiscal year 2019 was A$8.0 million and $18.4 million during fiscal year 2018. Net cash used in financing activities was A$8,532 for fiscal year 2017. Net cash used in or provided by financing activities during (i) fiscal 2019 was primarily attributable to the US capital raising(A$6.6 million) and exercising of warrants (A$1.5 million), (ii) fiscal 2018 was primarily attributable to the US capital raising(A$5.2 million), Share placement(A$6.9 million) and Securities Purchase Agreement (A$6.3 million), (iii) fiscal 2017 was primarily attributable to the exercise of performance rights.

At June 30, 2019 we had A$16.6 million in cash and cash equivalents compared with 2018, where we had A$23.5 million in cash and cash equivalents. At June 30, 2017, we had A$12.2  million in cash and cash equivalents.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are the ongoing AIPAC 227 patient Phase IIb study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 as an adjuvant to a standard chemotherapy treatment regimen of paclitaxel, TACTI-002 Phase II study in up to 109 patients and our pilot Phase I TACTI-mel study for 24 patients who are being dosed with IMP321 in combination with KEYTRUDA® (pembrolizumab).

It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with IMP321, as well as commence the recently announced trials with our partners. Expenses will also increase as we continue to progress the pre-clinical development of IMP761.

E. Off-Balance Sheet Arrangements

During fiscal years 2019, 2018 and 2017, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

As of June 30, 2019, our contractual obligations were as set forth below:

	Payments Due by Period
Contractual maturities of financial liabilities	Less than 12 months	More than 5 years	Total contractual cash flows
	$	$	$
Non-Derivatives
Trade and other payables	5,060,368	—	5,060,368
Convertible note liability	—	17,876,076	17,876,076

	5,060,368	17,876,076	22,936,444

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2019.

Name	Age	Position
Russell Howard, Ph.D. (1)	69	Chairman and Non-Executive Chairman
Pete Meyers (3)	49	Deputy Chairman and Non-Executive Director
Grant Chamberlain (2)	48	Non-Executive Director
Marc Voigt	46	Executive Director, Chief Executive Officer, Chief Financial Officer and
Frédéric Triebel	64	Chief Scientific Officer & Chief Medical Officer
Deanne Miller	42	Chief Operating Officer, General Counsel & Company Secretary

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.

Dr. Russell Howard, Ph.D. Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company NovoNutrients Inc. (formerly Oakbio, Inc.) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

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

Mr. Grant Chamberlain. Mr Chamberlain is a partner of One Ventures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He has over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

Mr. Marc Voigt. Marc has more than 20 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep ’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Dr. Frédéric Triebel, MD Ph.D., Dr Triebel is our Chief Scientific Officer and Chief Medical Officer and has been with the Company since December 2014, following the completion of the acquisition of Immutep S.A. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to more than 150 publications and 25 patent families.

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

Our remuneration policy is not directly based on our financial performance, rather on industry practice, given we operate in the biotechnology sector and our primary focus is research activities with a long-term objective of developing and commercializing the research and development results.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2019.

June 30, 2019	Short-term Benefits				Post Employment Benefits	Long- term Benefits	Share-based Payments			Total
	Cash salary and fees A$	Cash bonus A$	Non Monetary A$		Super- annuation A$	Long service leave A$	Executive Performance rights A$		Options issued A$	A$
Non-Executive Directors
Dr. R. Howard	82,192	—	265,643	[1]	7,808	—	—		—	355,643
Mr. P. Meyers	—	—	60,928	[2]	—	—	—		—	60,928
Mr G Chamberlain	—	—	127,181	[3]	—	—	—		—	127,181
Mr. M. Voigt	398,724	72,116	—		—	—	365,988	[4,5]	—	836,828
Other Key Management Personnel
Dr. F. Triebel	272,243	39,872	—		—	—	245,666	[5]	—	557,781
Ms. D. Miller	220,000	50,000			25,650	11,115	177,979	[4,5]	—	484,744

	973,159	161,988	453,752		33,458	11,115	789,633		—	2,423,105

(1)

Dr Russell Howard was issued 10,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the AGM on 16 November 2018. The 10,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on 22 December 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.024 (being the 5 day VWAP up to and including 15 December 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of his performance rights (2,500,000 rights) vested on 1 December 2018. (Being for continued service from 18 November 2017 to 17 November 2018). The second tranche of 2,500,000 performance rights is due to vest on 1 December 2019. (Being for continued service from 18 November 2018 to 17 November 2019); The third tranche of 2,500,000 performance rights is due to vest on 1 December 2020. (Being for continued service from 18 November 2019 to 17 November 2020); The final 2,500,000 will vest on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021).

(2)

Mr Pete Meyers was issued 10,023,350 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.0384 (being the 5 day VWAP up to and including 9 September 2016). However the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of his performance rights (1,814,249 rights) vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights vested on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

(3)

Mr G Chamberlain was issued 13,272,356 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.02111 (being the 5 day VWAP up to and including 21 August 2017). However the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of his performance rights (4,739,293 rights) vested on 1 October 2018. (Being for service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The third tranche of 4,266,531 performance rights is due to vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

(4) Performance Rights issued in prior years vested as follows:

•	On 30 October 2018, 12,254,902 performance rights were forfeited for Mr. M Voigt and 3,676,471 performance rights were forfeited for Ms. D Miller.

(5) The Performance Rights issued to Mr M Voigt, Ms D Miller and Dr F Triebel on 4 December 2017 vesting dates are as follows:

•	1/3 vested on 1 December 2017 to Mr M Voigt, Ms D Miller and Dr F Triebel.

•	1/3 vested on 1 December 2018 to Mr M Voigt, Ms D Miller and Dr F Triebel.

•	1/3 is due to vest on 1 December 2019 to Mr M Voigt, Ms D Miller and Dr F Triebel.

Service Agreements

The following members of key personnel have service agreements as at 30 June 2019 as follows:

Mr. Marc Voigt	Managing Director, Chief Executive Officer and Chief Financial Officer

Agreement commenced:	July 9, 2014

Details

The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on 9 July 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract. The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice.

Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	€250,000.

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	December 12, 2014

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

Base salary including superannuation	€170,000

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation	A$240,900

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at the Annual General Meeting in November 2018.The key terms of the EIP are as follows:

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

Lapse of Performance Rights and Options

Performance rights and options will lapse if the applicable performance conditions attaching to them are not met within a prescribed period determined by the Board in its discretion. If a participant ceases to be an employee of the Company (other than in the circumstances referred to above), the participant’s performance rights and/or options will lapse automatically on cessation of the participant’s employment unless the Board determines otherwise within 60 days of the date of cessation of the participant’s employment.

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

						Share-based compensation benefits (performance rights)
	Cash bonus		Year granted		No Granted	Value of rights at grant date	Vested	Number of rights vested/ excercised during the year	Value of rights at exercise date********	For feited	Financial years in which rights may vest
Name	Paid	Forfeited
	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	10,000,000	390,000	25.00	2,500,000	70,000	—	2018, 2019, 2020 & 2021
Mr P Meyers	—	—	2017	**	10,023,350	370,864	45.40	2,736,367	150,500	—	2018, 2019, 2020 & 2021
Mr G Chamberlain	—	—	2017	****	13,272,356	278,719	33.33	4,739,294	260,661	—	2019, 2020 & 2021
Mr M Voigt	100%	—	2014 2017	*** ******	12,254,902 50,000,000	472,512 1,200,000	— 66.67	— 16,666,667	— 466,667	100 —%	2016, 2017, 2018 & 2019 2018, 2019 & 2020
Mr F Triebel	100%	—	2017	*****	35,000,000	805,000	66.67	11,666,667	326,667	—	2018, 2019 & 2020
Mr D Miller	100%	—	2014 2017	*** *****	3,676,471 25,000,000	162,434 575,000	— 66.67	— 8,333,333	— 208,333	100 —%	2016, 2017, 2018 & 2019 2018, 2019 & 2020

*

Dr Russell Howard was issued 10,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 16 November 2018.

The first tranche of his performance rights (2,500,000 rights) vested on 1 December 2018. (Being continued service from 18 November 2017 to 17 November 2018). The second tranche of 2,500,000 performance rights is due to vest on 1 December 2019. (Being continued service from 18 November 2018 to 17 November 2019); The third tranche of 2,500,000 performance rights is due to vest on 1 December 2020. (Being continued service from 18 November 2019 to 17 November 2020); The final 2,500,000 will vest on 1 December 2021. (Being continued service from 18 November 2020 to 17 November 2021).

**	Mr Pete Meyers was issued 10,023,350 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 25 November 2016.

The first tranche of his performance rights vested on 1 October 2017. (Being for service from 1 February 2017 to 30 September 2017). The second tranche of 2,736,367 performance rights vested on 1 October 2018. (Being for service from 1 October 2017 to 30 September 2018); The third tranche of 2,736,367 performance rights is due to vest on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 2,736,367 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

***	Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:

•	75% to vest on 2 October, 2017

•	25% to vest on 1 October, 2018

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

****

Mr Grant Chamberlain was issued 13,272,356 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 17 November 2017.

The first tranche of 4,739,294 performance rights vested on 1 October 2018. (Being continued service from 21 August 2017 to 30 September 2018). The second tranche of 4,266,531 performance rights vested on 1 October 2019. (Being for service from 1 October 2018 to 30 September 2019); The final 4,266,531 will vest on 1 October 2020. (Being for service from 1 October 2019 to 30 September 2020).

*****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 December, 2017

•	1/3 to vest on 1 December, 2018

•	1/3 to vest on 1 December, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and meeting pre-determined KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

*******	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on 1 December, 2017

•	1/3 to vest on 1 December, 2018

•	1/3 to vest on 1 December, 2019

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

Equity instruments held by key management personnel

The tables below show the number of:

(i)	Options over ordinary shares in the company;

(ii)	Performance rights over ordinary shares in the company;

(iii)	Shares in the company that were held during the financial year by key management personnel of the group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

2019	Balance at start of the year	Granted	Exercised	Other Changes[1]	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr Russell Howard	—	—	—	—	—	—	—
Mr Pete Meyers	—	—	—	—	—	—	—
Mr Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel[1]	24,000,600	—	—	(24,000,600)	—	—	—

	24,000,600	—	—	(24,000,600)	—	—	—

[1]	The warrants expired on 12 December 2018.

(ii) Performance Rights holdings

2019	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	—	10,000,000	(2,500,000)	—	7,500,000	—	—
Mr Pete Meyers	8,209,101	—	(2,736,367)	—	5,472,734	—	—
Mr Marc Voigt	45,588,236	—	(16,666,667)	(12,254,903)	16,666,666	—	—
Mr Grant Chamberlain	13,272,356	—	(4,739,293)	—	8,533,063	—	—
Ms Deanne Miller	20,343,137	—	(8,333,333)	(3,676,471)	8,333,333	—	—
Dr Frédéric Triebel	23,333,334	—	(11,666,667)	—	11,666,667	—	—

	110,746,164	10,000,000	(46,642,327)	(15,931,374)	58,172,463	—	—

(iii)	Ordinary Share holdings

2019	Balance at start of the year		Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	—		2,500,000	—	—	2,500,000
Mr Pete Meyers	9,534,837		2,736,367	—	—	12,271,204
Mr Marc Voigt	41,605,293		16,666,667	—	—	58,271,960
	45	*	—	—	—	45
Mr Grant Chamberlain	—		4,739,293	—	—	4,739,293
Ms Deanne Miller	19,768,418		8,333,333	—	(4,957,550)	23,144,201
Dr Frédéric Triebel	32,464,375		11,666,667	—	—	44,131,042

Total ordinary shares	103,372,923		46,642,327	—	(4,957,550)	145,057,700

Total ADSs	45		—	—	—	45

*	American Depository Shares (ADSs) traded on the NASDAQ.

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number		Listed/Unlisted Options
5 August 2015	4 August 2020		$0.0237		371,445,231		Unlisted
30 October 2015	30 October 2020		$0.057		793,103		Unlisted
7 March 2016	7 March 2021		$0.040		1,026,272		Unlisted
5 August 2015	4 August 2025		$0.025		8,475,995		Unlisted
4 July 2017	5 January 2023	US$	0.025	*	155,371,800	*	Unlisted
21 December 2018	12 February 2022	US$	0.025	*	208,000,000	*	Unlisted

					745,112,401

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

*

1 American Depository Share (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up and the exercise price adjusted accordingly in the above table to be comparable.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2019.

2019 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
19 September 2014	0.044	2,757,353	—	—	(2,757,353)	—	—
19 September 2014	0.044	919,118	—	—	(919,118)	—	—
14 November 2014	0.038	9,191,177	—	—	(9,191,177)	—	—
14 November 2014	0.040	3,063,725	—	—	(3,063,725)	—	—
1 October 2015	0.060	600,000	—	—	(600,000)	—	—
1 October 2015	0.061	200,000	—	—	(200,000)	—	—
2 August 2017	0.020	3,900,000	—	(3,900,000)	—	—	—
17 November 2017	0.024	33,333,333	—	(16,666,667)	—	16,666,666	—
28 November 2017	0.023	15,000,000	—	(10,000,000)	—	5,000,000	—
29 November 2017	0.023	40,000,000	—	(20,000,000)	—	20,000,000	—
2 October 2018	0.047	—	7,751,152	—	—	7,751,152	—

		108,964,706	7,751,152	(50,566,667)	(16,731,373)	49,417,818	—

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Russell Howard	Non-Executive Director	2013	November 2021
Pete Meyers	Non-Executive Director	2014	November 2020*
Grant Chamberlain	Non-Executive Director	2017	November 2020
Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law

*

Pete Meyers was re-elected for a further 3 year term in November 2017 but will stand for re-election at the November 2019 Annual General Meeting (AGM) because the Company’s Constitution requires that at least one of the Company’s directors must retire from office at every AGM. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time.

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

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During the year ended June 30, 2019, we varied from the Recommendations in the following area:

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

2.

Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2019, we varied from the Recommendations in the following area:

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has four directors, of which three are non-executive directors within the meaning of the Corporate Governance Principles and Recommendations, and our audit committee consists of three such non-executive directors. Accordingly, we currently comply with the Recommendations.

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

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

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

D. Employees

As of June 30, 2019, we had 24 employees. Of such employees, 15 were employed in research and development, one in intellectual property management and 8 in general management and administration. Of these 24 employees, 5 were located in Australia, 5 were located in France, 13 were located in Germany and one was located in the US. As at the end of fiscal years 2017 and 2018 we had 17 and 19 employees, respectively. The number of employees increased by approximately 26% during fiscal year 2019. The increase is mainly due to the increased research and development activities with patient recruitment for our two IMP321 related clinical trials.

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

The following table sets forth certain information as of June 30, 2019 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 3,388,598,296 ordinary shares issued and outstanding as of June 30, 2019.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Russell Howard	2,500,000	*	0.08%
Pete Meyers	12,271,204	*	0.36%
Marc Voigt	58,271,960
	4,500	**	1.72%
Grant Chamberlain	4,739,293	*	0.14%
Deanne Miller	23,144,201	*	0.68%
Frédéric Triebel	44,131,042		1.30%

All directors and executive officers as a group (6 persons) – Ordinary shares	145,057,700 4,500	**	4.28%

*	Less than 1%.
**	Held in the form of 45 ADSs listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Bank of New York Mellon Corporation (BNYM), as depositary of the ADR program, owned 28.62% of our ordinary shares as at August 7, 2019. BNYM has a relevant interest in 1,106,415,590 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYMC Group’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

On March 14, 2018, National Nominees Ltd ACF Australian Ethical Investment increased its ownership of our ordinary shares to 7.43%. On August 31, 2018, National Nominees Ltd ACF Australian Ethical Investment decreased its ownership of our ordinary shares from 7.43% to 6.35%. On September 26, 2018, National Nominees Ltd ACF Australian Ethical Investment decreased its ownership of our ordinary shares from 6.35% to 5.07%. On September 28, 2018, National Nominees Ltd ACF Australian Ethical Investment decreased its ownership of our securities below 5%. On July 17, 2019, National Nominees Ltd ACF Australian Ethical Investment increased its ownership of our ordinary shares to 5.06%. On August 9, 2019, National Nominees Ltd ACF Australian Ethical Investment decreased its ownership below 5%.

On December 24, 2018, Altium Growth GP, LLC, increased its ownership of our ordinary shares to 7.48%. On March 22, 2019 Altium Growth GP, LLC, decreased its ownership of our securities below 5%.

As of June 30, 2019, there were 11,028 holders of record of our ordinary shares, of which 7 holders, holding approximately 0.5% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd, which held 32.44% of our ordinary shares as of August, 15th, 2019.

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

During fiscal 2019, there were no related party transactions.

During fiscal 2018, in addition to Director’s fees, consultancy fees of A$49,500 for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in which Albert Wong has a beneficial interest.

During fiscal 2017, there were no related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2019, 2018 and 2017 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia as of June 30, 2019 and 2018, and for each of the three years ended June 30, 2019 is included therein immediately preceding the financial statements.

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

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, each director, other than the managing director, must not hold office for more than three years or beyond the third annual general meeting following his or her appointment (whichever is longer). Further, at least one director is required to retire by rotation at each annual general meeting (such director being the director who has been longest in office since their last election). Directors who retire by rotation are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

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

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, or by written ballot and voting thereon. Under our Constitution, the Corporations Act and the ASX Listing Rules, certain matters must be passed by way of a special resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution and who vote at the meeting in person. Matters which are not required to be passed by special resolution are required to be passed by ordinary resolution.

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

C. Material Contracts

In March 2018, we entered into a Clinical Trial Collaboration and Supply Agreement with Merck Sharp & Dohme B.V (“MSDBV”) and MSD International GmbH (“MSDIG”) to evaluate the combination of our lead immunotherapy product candidate eftilagimod alpha (“efti”) with MSDBV’s and MSDIG’s anti-PD-1 therapy KEYTRUDA® in a new clinical trial that will evaluate the combination in several different solid tumors. The planned Phase II clinical trial, referred to as TACTI-002, will evaluate the safety and efficacy of this novel immunotherapy combination in patients with non-small cell lung cancer, head and neck cancer, or ovarian cancer. The TACTI-002 clinical trial will be a Phase II, Simon two-stage, non-comparative, open-label, single-arm, multicenter clinical study. Up to 120 patients across the three indications are planned to be treated in medical centers in Europe and the United States with the trial expected to commence in the second half of 2018. The trial combines two immuno-oncology treatments with complementary mechanisms of action, analogous to releasing the brakes and pushing the accelerator of the body’s immune system at two different positions in the cancer immunity cycle. Our efti is a first-in-class antigen presenting cell activator which stimulates cancer-fighting T cells, while KEYTRUDA is an anti-PD-1 therapy that works by increasing the ability of the body’s immune system to help detect and fight tumor cells.

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

Under the Foreign Acquisitions and Takeovers Act, as currently in effect, any foreign person, together with associates, or parties acting in concert, is prohibited from acquiring 20% or more of the shares in any company having consolidated total assets of or that is valued at A$266 million or more (or A$1,154 million or more in case of U.S. investors). “Associates” is a broadly defined term under the Takeovers Act 1975 and includes the following, but not limited to:

•	any relative of the person;

•	any person with whom the person is acting or proposes to act in concert;

•	any person with whom the person carries on a business in partnership;

•	any entity of which the person is a ‘senior officer’ (such as a director or executive);

•	if the person is an entity, any holding entity or any senior officer of the entity;

•

any entity whose senior officers are accustomed or obliged to act in accordance with the directions, instructions or wishes of the person or if the person is an entity, its senior officers or vice versa;

•	any corporation in which the person holds a ‘substantial interest’ (i.e., 20%) or any person holding a substantial interest in the person if a corporation;

•	a trustee of a trust in which the person holds a substantial interest or if the person is the trustee of a trust, a person who holds a substantial interest in the trust;

•

if the person is a foreign government, a separate government entity or a foreign government investor in relation to a foreign country, any other person that is a foreign government, a separate government entity or foreign government investor, in relation to that country.

The Australian Treasurer also has power in certain circumstances to make an order specifying that two or more persons are associates.

In addition, a foreign person may not acquire shares in a company having consolidated total asset of or that is valued at A$266 million or more (or A$1,154 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$266 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we would will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.

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

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Foreign Acquisitions and Takeovers Act. In such event, we would be required to obtain the approval of the Australian Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business having total assets of or that is valued at A$266 million (or A$1,154 if the investor is a non-government entity from a ‘partner agreement’ country) or more; or (ii) any direct or indirect ownership in Australian residential real estate and certain non-residential real estate.

The percentage of foreign ownership in our company may also be included determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisition and do not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

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

Stamp Duty

A transfer of shares of a company listed on the Australian Securities Exchange is not subject to Australian stamp duty.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

E.2. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions, and the bilateral income tax convention between Australia and the United States (the “Treaty”), all as in effect on the date hereof and all of which are subject to change, or changes in interpretation, either prospectively or retroactively. This discussion does not address all of the tax consequences relating to the purchase, ownership, and disposition of ADSs and does not take into account U.S. Holders who may be subject to special rules, including: financial institutions, insurance companies, , tax-exempt organizations, real estate investment trusts, regulated investment companies, grantor trusts, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares, dealers or traders in securities or currencies, certain former citizens or long-term residents of the United States, dual resident corporations, persons that generally mark their securities to market for United States federal income tax purposes, persons who are residents of Australia for Australian income tax purposes, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction. This summary does not address the Medicare tax imposed on certain investment income, any state, local and foreign tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations relevant to the purchase, ownership and disposition of our ADSs. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

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

Distributions

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as owning the ordinary shares underlying the ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares or ADSs, including the amount of any Australian taxes withheld therefrom, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend. Dividends will not, however, be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

Subject to certain limitations, dividends received by a non-corporate U.S. Holder are subject to tax at a reduced maximum tax rate of 20 percent if the dividends are “qualified dividends”. Dividends are qualified dividends if: (a)(i) the issuer is entitled to benefits under the Treaty or (ii) the shares are readily tradable on an established securities market in the United States and (b) certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. Further, the reduced rate does not apply to dividends if we are a PFIC in the year prior to or the year in which the dividend is paid. As noted below, we believe there is a risk that we are a PFIC.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

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

If the ADSs are considered “marketable stock” and if a U.S. Holder properly elects to “mark-to-market” its ADSs in a timely fashion, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was properly made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq, or a foreign securities exchange regulated by a governmental authority of the country in which the market is located and which meets certain requirements, including that the rules of the exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are traded on the ASX, which may qualify as an eligible foreign securities exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax (at a rate 24% under current law). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes correct taxpayer identification.

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

We currently have the following significant subsidiaries:

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2019		June 30, 2018
	USD	EUR	USD	EUR
Cash in bank	10,023,299	1,556,444	7,788,802	2,163,426
Trade and other receivables	85,555	3,740,827	—	2,541,056
Trade and other payables	(921,843)	(1,267,647)	(1,226,364)	(315,485)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2019, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2019, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2019 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2019.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2019 and 2018.

PricewaterhouseCoopers

	Fiscal 2019 A$	Fiscal 2018 A$
Audit fees	274,078	258,570
Other audit-related services in relation to US regulatory filings	22,950	—

Total remuneration of PricewaterhouseCoopers Australia	297,028	258,570

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

Immutep Ltd

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Immutep Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2019 and June 30, 2018, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and June 30, 2018, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Sydney, Australia

September 23, 2019

We have served as the Company’s auditor since 2011.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11, 1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

IMMUTEP LIMITED

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
	Note	2019 A$	2018 A$
ASSETS
Current Assets
Cash and cash equivalents	7	16,567,982	23,475,521
Current receivables	8	5,194,126	3,431,994
Other current assets	9	1,779,716	1,735,664

Total Current Assets		23,541,824	28,643,179

Non-Current Assets
Plant and equipment	10	52,950	26,449
Intangibles	11	16,946,725	18,329,155

Total Non-Current Assets		16,999,675	18,355,604

TOTAL ASSETS		40,541,499	46,998,783

Current Liabilities
Trade and other payables	13	5,060,368	3,663,849
Employee benefits	16	238,570	189,514

Total Current Liabilities		5,298,938	3,853,363

Non-Current Liabilities
Convertible note liability	15	7,642,707	6,645,832
Warrant liability	14	3,164,413	2,945,358
Employee benefits	17	47,725	32,303
Deferred tax liability	12	—	—

Total Non-Current Liabilities		10,854,845	9,623,493

TOTAL LIABILITIES		16,153,783	13,476,856

NET ASSETS		24,387,716	33,521,927

EQUITY
Contributed equity	18	221,091,591	213,232,719
Reserves	19	65,533,954	64,874,040
Accumulated losses	19	(262,237,829)	(244,584,832)

Equity attributable to the owners of Immutep Limited		24,387,716	33,521,927

TOTAL EQUITY		24,387,716	33,521,927

The above consolidated balance sheets should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2019 A$	2018 A$	2017 A$
Revenue
License revenue.		139,782	2,630,484	—
Other income
Research material sales		1,155,065	1,008,678	800,460
Grant income		4,342,364	3,214,441	3,316,273
Net gain on foreign exchange		493,736	322,518	433
Net gain on fair value movement of warrants	14	961,176	—	—
Interest income		397,281	177,186	104,368

Total revenue and other income		7,489,404	7,353,307	4,221,534

Expenses
Research & development and intellectual property	5	(16,591,201)	(9,989,830)	(7,525,744)
Corporate administrative expenses	5	(6,366,161)	(7,242,061)	(4,346,952)
Depreciation and amortization expenses	5	(1,879,151)	(1,808,929)	(1,701,615)
Net loss on fair value movement of warrants	14	—	(189,983)	—
Changes in fair value of convertible note liability	15	(996,875)	(866,848)	(751,816)

Loss before income tax expense		(18,343,984)	(12,744,344)	(10,104,593)
Income tax(expense)/ benefit	6	—	(1,676)	737,387

Loss after income tax expense for the year		(18,343,984)	(12,746,020)	(9,367,206)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		558,415	1,329,119	(271,696)

Other comprehensive income/(loss) for the year net of tax		558,415	1,329,119	(271,696)

Total comprehensive loss for the year		(17,785,569)	(11,416,901)	(9,638,902)

Loss for the year is attributable to:
Owners of Immutep Ltd		(18,343,984)	(12,746,020)	(9,367,206)

		(18,343,984)	(12,746,020)	(9,367,206)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Ltd		(17,785,569)	(11,416,901)	(9,638,902)

		(17,785,569)	(11,416,901)	(9,638,902)

		Cents	Cents (Restated)	Cents (Restated)
Basic loss per share	29	(0.57)	(0.49)	(0.40)
Diluted loss per share	29	(0.57)	(0.49)	(0.40)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2019 A$	2018 A$	2017 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(19,553,135)	(13,572,384)	(10,818,557)
Research material sales		1,064,840	1,005,375	800,460
License revenue		139,782	2,630,484	—
Interest received		410,630	127,033	104,368
Tax received / (paid)		—	(1,676)	21,643
Grant income		2,669,806	2,035,997	1,385,288
Payment for security deposit		(18,321)	(1,532)	—

Net cash flows used in operating activities	28	(15,286,398)	(7,776,703)	(8,506,798)

Cash flows related to investing activities
Proceeds from disposal of plant and equipment		—	—	—
Payments for plant and equipment		(41,434)	(11,893)	(6,644)

Net cash flows used in investing activities		(41,434)	(11,893)	(6,644)

Cash flows related to financing activities*
Proceeds from issue of shares and options	18	4,871,250	16,968,200	1
Proceeds from issue of warrants	14	2,457,259	2,755,375	—
Proceeds from exercising of warrants	14	1,457,318	—	—
Share issue transaction costs	18	(536,225)	(825,521)	(8,533)
Transaction costs of warrant issues	5	(236,887)	(493,487)	—

Net cash flows provided by (used in) financing activities		8,012,715	18,404,567	(8,532)

Net (decrease) increase in cash and cash equivalents		(7,315,117)	10,615,971	(8,521,974)
Effect of exchange rate on cash and cash equivalents		407,578	622,576	(120,600)
Cash and cash equivalents at the beginning of the year		23,475,521	12,236,974	20,879,548

Cash and cash equivalents at the end of the year	7	16,567,982	23,475,521	12,236,974

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 15 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 14 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in Note 19 to the financial statements

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2016	194,530,932	63,258,187	(222,471,606)	35,317,513
Other comprehensive loss for the year, net of tax	—	(271,696)	—	(271,696)
Loss after income tax expense for the year	—	—	(9,367,206)	(9,367,206)

Total comprehensive loss for the year	—	(271,696)	(9,367,206)	(9,638,902)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	(8,532)	—	—	(8,532)
Employee share based payment	—	862,227	—	862,227
Exercise of vested performance rights	830,143	(830,143)	—	—

Balance at June 30, 2017	195,352,543	63,018,575	(231,838,812)	26,532,306

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2017	195,352,543	63,018,575	(231,838,812)	26,532,306
Other comprehensive income for the year, net of tax	—	1,329,119	—	1,329,119
Loss after income tax expense for the year	—	—	(12,746,020)	(12,746,020)

Total comprehensive income/(loss) for the year	—	1,329,119	(12,746,020)	(11,416,901)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	16,142,679	—	—	16,142,679
Employee share based payment	—	2,263,843	—	2,263,843
Exercise of vested performance rights	1,737,497	(1,737,497)	—	—

Balance at June 30, 2018	213,232,719	64,874,040	(244,584,832)	33,521,927

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2018	213,232,719	64,874,040	(244,584,832)	33,521,927
Other comprehensive income for the year, net of tax	—	558,415	—	558,415
Loss after income tax expense for the year	—	—	(18,343,984)	(18,343,984)

Total comprehensive income/(loss) for the year	—	558,415	(18,343,984)	(17,785,569)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	4,335,025	—	—	4,335,025
Exercise of warrants	2,043,359	—	690,987	2,734,346
Employee share based payment	—	1,581,987	—	1,581,987
Exercise of vested performance rights	1,480,488	(1,480,488)	—	—

Balance at June 30, 2019	221,091,591	65,533,954	(262,237,829)	24,387,716

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

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning July 1, 2018 affected any of the amounts recognized in the current period or any prior periods.

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

(v) Authorization of financial statements

The financial statements were authorised for issue, in accordance with a resolution of directors, on September 23, 2019. The directors have the power to amend and reissue the financial report.

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

(e) Revenue recognition

The Group has applied AASB 15 (IFRS15) from 1 July 2018. The accounting policy change has been applied using the modified retrospective approach and did not have any material effect on the financial position or performance of the Group. Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:

(i) License revenue

A license may provide another party the right to use the Group’s intellectual property as it exists at the point in time the license is granted. For these licenses, revenue is recognized at a point in time when control transfers to the licensee and the license period

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition (continued)

(i) License revenue (continued)

begins. At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments from on-going clinical trials and research. Milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment). The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognized as revenue when the related performance obligation is satisfied and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognized in future periods.

Other income

(i) Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as grant income.

(ii) Research material sales

Revenue from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognized at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

(iii) Research collaboration income

Revenue from services provided in relation to undertaking research collaborations with third parties are recognized over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income tax (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Business combinations (continued)

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

(k) Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15 (IFRS 15).

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments (continued)

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortized cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognized in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

Neither financial assets at fair value through profit or loss (FVPL) nor financial assets at fair value through other comprehensive income (FVOCI) is relevant to the Group’s current operation.

Impairment of financial assets

AASB 9 (IFRS 9) requires more forward-looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The impairment of financial assets including trade receivables is now assessed using an expected credit loss model; previously the incurred loss model was used. The accounting policy change has been applied retrospectively and did not have any material effect on the financial position or performance of the Group.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) Compound instruments

Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognized immediately in profit and loss as a share-based payment charge.

If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognized in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.

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

(q) Employee benefits (continued)

(iv) Share-based payments (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:

AASB 16 Leases

AASB 16 (IFRS 16) was issued in February 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change.

The new standard will have limited impacts on the financial statements when applied to future periods, as the Group currently has no significant off-balance sheet lease commitments. The standard is mandatory for first interim periods within annual reporting periods beginning on or after 1 January 2019. The Group does not intend to adopt the standard before its effective date. Please see note 24 for details of the Group’s operating lease commitments.

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

The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the statement of comprehensive income. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2019 and June 30, 2018.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(a) Market risk (continued)

Foreign exchange risk (continued)

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2019		June 30, 2018
	USD	EUR	USD	EUR
Cash in bank	10,023,299	1,556,444	7,788,802	2,163,426
Trade and other receivables	85,555	3,740,827	—	2,541,056
Trade and other payables	(921,843)	(1,267,647)	(1,226,364)	(315,485)

Sensitivity

Based on the financial assets and liabilities held at 30 June 2019, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $918,701 lower/$918,701 higher (2018 – $656,244 lower/$656,244 higher). Based on the financial instruments held at 30 June 2019, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $402,962 lower/$402,962 higher (2018 – $438,900 lower/$438,900 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

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

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2019	June 30, 2018
	$	$
Cash at bank and short-term bank deposits
Minimum rating of A	16,567,982	23,475,521

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $ $16,567,982 (2018 – $23,475,521) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

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

(c) Liquidity risk (continued)

(b)	net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At June 30, 2019	Less than 12 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	5,060,368	—	5,060,368	5,060,368
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	7,642,707

	5,060,368	17,876,076	22,936,444	12,703,075

Contractual maturities of financial liabilities At June 30, 2018	Less than 12 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	3,663,849	—	3,663,849	3,663,849
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	6,645,832

	3,663,849	17,876,076	21,539,925	10,309,681

(d) Fair value measurements

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2019 and June 30, 2018 on a recurring basis:

At June 30, 2019	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	7,642,707	7,642,707
Warrant liability	—	3,164,413	—	3,164,413

Total liabilities	—	3,164,413	7,642,707	10,807,120

At June 30, 2018	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	6,645,832	6,645,832
Warrant liability	—	2,945,358	—	2,945,358

Total liabilities	—	2,945,358	6,645,832	9,591,190

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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(d) Fair value measurements (continued)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using value techniques

•	There are no financial instruments as at 30 June 2019 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 14 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 15 for details of fair value measurement.

(iii) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 14.

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at June 30, 2019 $	Unobservable inputs	Range of inputs
Convertible note	7,642,707	Face value	13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

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

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Research and Development tax grant

Research and development grant income is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognize due to the complexity of the legislation in each tax jurisdiction.

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

Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2019, the Group holds cash and cash equivalents of $16,567,982 (2018: $23,475,521). Subsequent to the financial year end, the company also raised additional share capital of approximately $10 million (see note 27).

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

NOTE 4. SEGMENT REPORTING (CONTINUED)

Operating segment information June 30, 2019	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	139,782	—	139,782
Other income
Research material sales	1,155,065	—	1,155,065
Grant income	4,342,364	—	4,342,364
Net gain on fair value movement of warrants	—	961,176	961,176
Net gain on foreign exchange	—	493,736	493,736
Interest income	—	397,281	397,281

Total revenue and other income	5,637,211	1,852,193	7,489,404

Segment Result	(20,196,177)	1,852,193	(18,343,984)

Profit/(loss) before income tax expense	(20,196,177)	1,852,193	(18,343,984)
Income tax benefit			—

Loss after income tax expense			(18,343,984)

Total segment assets	40,541,499	—	40,541,499
Total segment liabilities	16,153,783	—	16,153,783

June 30, 2018	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	2,630,484	—	2,630,484
Other income
Research material sales	1,008,678	—	1,008,678
Grant income	3,214,441	—	3,214,441
Other income	—	322,518	322,518
Interest income	—	177,186	177,186

Total revenue and other income	6,853,603	499,704	7,353,307

Segment Result	(13,054,065)	309,721	(12,744,344)

Profit/(loss) before income tax expense	(13,054,065)	309,721	(12,744,344)

Income tax benefit			(1,676)

Loss after income tax expense			(12,746,020)

Total segment assets	46,998,783	—	46,998,783
Total segment liabilities	13,476,856	—	13,476,856

June 30, 2017	Cancer Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income	—	—	—
Research material sales	800,460	—	800,460
Grant income	3,316,273	—	3,316,273
Other income	—	433	433
Interest income	—	104,368	104,368

Total revenue and other income	4,116,733	104,801	4,221,534

Segment Result	(10,209,394)	104,801	(10,104,593)

Profit/(loss) before income tax expense	(10,209,394)	104,801	(10,104,593)
Income tax benefit			737,387

Loss after income tax expense			(9,367,206)

Total segment assets	34,963,796	—	34,963,796
Total segment liabilities	8,431,490	—	8,431,490

NOTE 5. EXPENSES

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	15,756,727	8,972,321	6,991,151
Intellectual property management	834,474	1,017,509	534,593

Total Research & Development and Intellectual Property	16,591,201	9,989,830	7,525,744

Corporate administrative expenses
Auditor’s remuneration	297,028	258,570	234,250
Directors fee and employee expenses	1,578,583	1,703,671	1,103,512
Employee share-based payment expenses	1,581,987	2,263,843	862,227
US warrants transaction costs	236,887	493,487	—
Administrative expenses	2,671,676	2,522,490	2,146,963

Total corporate administrative expenses	6,366,161	7,242,061	4,346,952

Depreciation
Plant and equipment	4,024	1,917	3,680
Computers	10,206	7,814	8,867
Furniture and fittings	1,269	893	1,394

Total depreciation	15,499	10,624	13,941

Amortization
Patents	—	—	—
Intellectual property	1,863,652	1,798,305	1,687,674

Total amortization	1,863,652	1,798,305	1,687,674

Total depreciation and amortization	1,879,151	1,808,929	1,701,615

Net change in fair value of convertible note liability	996,875	866,848	751,816

Net change in fair value of warrants	(961,176)	189,983	—

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Current tax
Current tax on profits for the year	—	1,676	(43,193)

Total current tax expense	—	1,676	(43,193)

Deferred income tax
(Decrease)/Increase in deferred tax assets	342,349	(103,660)	(419,460)
Increase/(Decrease) in deferred tax liabilities	(342,349)	103,660	(274,734)

Total deferred tax (benefit)/expense	—	—	(694,194)

Income tax (benefit)/expense	—	1,676	(737,387)

NOTE 6. INCOME TAX EXPENSE (continued)

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(18,343,984)	(12,744,344)	(10,104,593)
Tax at the Australian tax rate of 27.5% (2017 and 2018: 27.5%)	(5,044,596)	(3,504,695)	(2,778,763)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	435,046	807,896	234,385
Other non-deductible expenses	3,771,771	2,962,323	628,111
Non-assessable income	(1,445,111)	(883,971)	(911,975)
Capital listing fee	(99,976)	(79,152)	(64,120)
Difference in overseas tax rates*	2,040,517	828,289	811,346

	(342,349)	130,690	(2,081,016)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	342,349	(129,014)	1,343,629

Income tax (benefit)/expense**	—	1,676	(737,387)

*

Difference in overseas tax rate is largely as a result of the corporate income tax rate of 15% applicable to the Immutep subsidiary in France for the tax year before 31 December 2018 and 10% applicable for the tax year after 1 January 2019.

**	Income tax expense /(benefit) relates to tax payable in the United States prior year.

NOTE 6. INCOME TAX EXPENSE (continued)

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Deferred tax assets for tax losses not recognised comprises:
Carried forward tax losses benefit	35,493,421	33,754,731	30,987,750

Total deferred tax assets for tax losses not recognized	35,493,421	33,754,731	30,987,750

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2019 was $142,688,221 (2018: $ 126,743,409). Utilization of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Cash on hand	360	422
Cash at bank	3,735,995	5,932,433
Cash on deposit	12,831,627	17,542,666

	16,567,982	23,475,521

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.44% in 2019 (0% to 2.73% in 2018).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
GST receivable	267,703	170,926
Accounts receivable and R&D grants receivable	4,926,423	3,261,068

	5,194,126	3,431,994

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2019. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Prepayments*	1,685,659	1,646,579
Security deposit	57,164	38,843
Accrued interest	36,893	50,242

	1,779,716	1,735,664

*	Prepayments are in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.

NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2017
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)

Net book amount	11,240	11,752	1,210	24,202

Year ended June 30, 2018
Opening net book amount	11,240	11,752	1,210	24,202
Exchange differences	638	314	26	978
Additions	1,312	10,581	—	11,893
Disposals	—	—	—	—
Depreciation charge	(1,917)	(7,814)	(893)	(10,624)

Closing net book amount	11,273	14,833	343	26,449

At June 30, 2018
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

Year ended June 30, 2019
Opening net book amount	11,273	14,833	343	26,449
Exchange differences	353	226	(13)	566
Additions	17,027	11,051	13,356	41,434
Disposals	—	—	—	—
Depreciation charge	(4,024)	(10,206)	(1,269)	(15,499)

Closing net book amount	24,629	15,904	12,417	52,950

At June 30, 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2017
Cost or fair value	1,915,671	23,343,253	109,962	25,368,886
Accumulated amortization	(1,915,671)	(4,432,879)	—	(6,348,550)

Net book amount	—	18,910,374	109,962	19,020,336

Year ended June 30, 2018
Opening net book amount	—	18,910,374	109,962	19,020,336
Exchange difference	—	1,107,124	—	1,107,124
Amortization charge	—	(1,798,305)	—	(1,798,305)

Closing net book amount	—	18,219,193	109,962	18,329,155

At June 30, 2018
Cost or fair value	1,915,671	24,786,169	109,962	26,811,802
Accumulated amortization	(1,915,671)	(6,566,976)	—	(8,482,647)

Net book amount	—	18,219,193	109,962	18,329,155

Year ended June 30, 2019
Opening net book amount	—	18,219,193	109,962	18,329,155
Exchange difference	—	481,222	—	481,222
Amortization charge	—	(1,863,652)	—	(1,863,652)

Closing net book amount	—	16,836,763	109,962	16,946,725

At June 30, 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortization	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725

(i) Amortization methods and useful lives

The group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 – 14 years

NOTE 12. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

		Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Tax losses	2,075,951	2,732,866

Total deferred tax assets	2,075,951	2,732,866
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,075,951)	(2,732,866)

Net deferred tax liabilities	—	—

NOTE 12. DEFERRED TAX BALANCES (continued)

(ii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Intangible assets	2,075,951	2,732,866

Total deferred tax liabilities	2,075,951	2,732,866
Set-off of deferred tax liabilities pursuant to set-off provisions	(2,075,951)	(2,732,866)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Tax Losses A$	Intangible Assets A$	Total A$
Movement
At June 30, 2018	2,732,866	(2,732,866)	—
(Charged)/credited – to profit or loss	(656,915)	656,915	—

At June 30, 2019	2,075,951	(2,075,951)	—

NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Trade payables	2,557,273	1,615,381
Other payables and accruals	2,503,095	2,048,468

	5,060,368	3,663,849

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Opening balance	2,945,358	—
July 2017 Warrants fair value at issue date	—	2,755,375
Exercising of warrants*	(1,277,028)	—
December 2018 warrants fair value at issue date	2,457,259	—
Fair value movements	(961,176)	189,983

Balance at 30 June 2019	3,164,413	2,945,358

*	In September and October 2018, US investors exercised 419,733 warrants at an exercise price of US$ 2.50 each. Immutep received US$1.05 million (A$1.46 million) cash payment in total.

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

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY (continued)

In December 2018, the Company completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $7,328,509. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants have an exercise price of US$2.50 per ADS. The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, being 12 February 2022. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Both US warrant issues represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is thus classified as a derivative financial liability in accordance with AASB 132 (IAS 32). The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrant issues in accordance with their relative fair values.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at 30 June 2019:

December 2018 warrants

Assumption	At issue date	At 30 June 2019	Rationale
Historic volatility	59.95%	62.74%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.21	US$1.82	Closing share price on valuation date from external market source
Risk-free interest rate	2.68%	1.710%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$0.8474 A$1.1814	US$0.5598 A$0.7982	Determined using Black-Scholes models with the inputs above
Fair value	A$2,457,259	A$1,660,322	Fair value of 2,080,000 warrants as at issue date and 30 June 2019

July 2017 warrants

Assumption	At issue date	At 30 June 2019	Rationale
Historic volatility	58.0%	62.74%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.50	As per subscription agreement
Share price	US$2.17	US$1.82	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	1.710%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$0.6789 A$0.9681	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$1,504,091	Fair value of 1,973,451 warrants as at issue date and fair value of 1,553,718 warrants at 30 June 2019

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Convertible note at fair value at beginning of reporting period	6,645,832	5,778,984
Net change in fair value	996,875	866,848

Convertible note at fair value at end of reporting period	7,642,707	6,645,832

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of approximately $0.02 per share, mature on August 4, 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

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

(i) Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$ 0.051	Closing market share price on July 31, 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history
Risk free rate	2.734%	Based on 10 year Australian Government securities yield

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

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	3,223,176	—

Balance at June 30, 2019	7,642,707	41,431,774

NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Annual leave	238,570	189,514

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Long service leave	47,725	32,303

NOTE 18. CONTRIBUTED EQUITY

			Consolidated
	Note		June 30, 2019 A$	June 30, 2018 A$
Fully paid ordinary shares	18	(a)	211,429,637	203,570,765
Options over ordinary shares – listed			9,661,954	9,661,954

			221,091,591	213,232,719

(a) Ordinary Shares

			June 30, 2019		June 30, 2018
	Note		No.	A$	No.	A$
At the beginning of reporting period			3,026,082,669	203,570,765	2,079,742,938	185,690,589
Shares issued during year	18	(b)	260,000,000	4,871,250	889,880,270	16,968,200
Exercise of options and warrants (Shares issued during the year)	18	(b)	60,542,327	1,480,488	56,459,461	1,737,497
Exercise of warrants (Shares issued during the year)	18	(b)	41,973,300	2,043,359	—	—
Transaction costs relating to share issues				(536,225)	—	(825,521)

At reporting date			3,388,598,296	211,429,637	3,026,082,669	203,570,765

(b) Shares issued

2019 Details	Number	Issue Price A$	Total A$
Shares issued under Securities Purchase Agreement	260,000,000	0.019	4,871,250
Performance rights exercised (transfer from share-based payment reserve)	60,542,327	0.024	1,480,488
Share placement
Exercise of warrants	41,973,300	0.049	2,043,359

	362,515,627		8,395,097

NOTE 18. CONTRIBUTED EQUITY (continued)

(b) Shares issued (continued)

2018 Details	Number	Issue Price A$	Total A$
Shares issued under Securities Purchase Agreement	263,126,800	0.01	3,806,390
Performance rights exercised (transfer from share-based payment reserve)	56,459,461	0.03	1,737,497
Share placement	326,192,381	0.021	6,850,040
Shares issued under Securities Purchase Agreement	300,561,089	0.021	6,311,770

	946,339,731		18,705,697

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

Unlisted Options

Expiration Date	Exercise Price	Number
4 August 2020	$0.0237	371,445,231
30 October 2020	$0.057	793,103
7 March 2021	$0.040	1,026,272
4 August 2025	$0.025	8,475,995
5 January 2023	USD 0.025	155,371,800	*
12 February 2022	USD 0.025	208,000,000	*

Total		745,112,401

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

NOTE 18. CONTRIBUTED EQUITY (continued)

(b) Shares issued (continued)

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

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,654,783	1,096,368
Share-based payment reserve	3,331,192	3,229,693

	65,533,954	64,874,040

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance and closing balance	41,431,774	41,431,774

Movement in foreign currency translation reserve were as follows:
Opening balance	1,096,368	(232,751)
Currency translation differences arising during the year	558,415	1,329,119

Ending balance	1,654,783	1,096,368

Movement in share-based payment reserve were as follows:
Opening balance	3,229,693	2,703,347
Employee options issued during the year	1,581,987	2,263,843
Exercise of vested performance rights	(1,480,488)	(1,737,497)

Ending balance	3,331,192	3,229,693

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(244,584,832)	(231,838,812)
Net loss for the year	(18,343,984)	(12,746,020)
Exercise of warrants	690,987	—

Balance	(262,237,829)	(244,584,832)

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

In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The warrants issued to the vendors of Immutep S.A expired on 12 December 2018. Each warrant was exercisable for one ordinary share in the capital of the Company. For the year ended 30 June 2019,2018 and 2017 no warrants were exercised by vendors of Immutep S.A., 52,371,500 warrants were previously exercised by the vendors of Immutep S.A.

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

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Short-term employee benefits	1,588,899	1,521,119	1,256,272
Long-term employee benefits	11,115	11,429	6,879
Post-employment benefits	33,458	36,370	38,184
Share-based payments	789,633	1,740,238	637,637

	2,423,105	3,309,156	1,938,972

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

For details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, please refer to note 30.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

June 30, 2019	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr. Russell Howard	—		2,500,000	—	—	2,500,000
Mr. Pete Meyers	9,534,837		2,736,367	—	—	12,271,204
Mr. Marc Voigt	41,605,293		16,666,667	—	—	58,271,960
	45		—	—	—	45
Mr Grant Chamberlain	—		4,739,293	—	—	4,739,293
Ms. Deanne Miller	19,768,418		8,333,333	—	(4,957,550)	23,144,201
Dr. Frédéric Triebel	32,464,375		11,666,667	—	—	44,131,042

Total ordinary shares	103,372,923		46,642,327	—	(4,957,550)	145,057,700

Total ADSs	45		—	—	—	45

* American Depositary Shares (ADSs) traded on the NASDAQ

June 30, 2018	Balance at start of the year		Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	—		—	—	—	—
Mr Pete Meyers	6,862,744		2,672,093	—	—	9,534,837
Mr Marc Voigt	18,271,960		23,333,333	—	—	41,605,293
	45	*	—	—	—	45
Mr Grant Chamberlain	—		—	—	—	—
Ms Lucy Turnbull, AO**	20,359,576		—	—	(20,359,576)	—
Mr Albert Wong**	3,837,500		—	—	(3,837,500)	—
Ms Deanne Miller	8,243,572		12,333,334	—	(808,488)	19,768,418
Dr Frédéric Triebel	15,978,049		16,486,326	—	—	32,464,375

Total ordinary shares	73,553,401		54,825,086	—	(25,005,564)	103,372,923

Total ADSs	45		—	—	—	45

*	American Depository Shares (ADSs) traded on the NASDAQ
**

At the date of resignation, the shareholding balance for Ms Lucy Turnbull and Mr Albert Wong are 20,359,576 shares and 3,837,500 shares respectively. The changes during the year is not the actual disposal of the shares. It represents derecognition due to the fact that they ceased to be directors of the company.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding (continued)

June 30, 2017	Balance at start of the year		Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms. Lucy Turnbull, AO	20,359,576		—	—	—	20,359,576
Mr. Albert Wong	3,837,500		—	—	—	3,837,500
Dr. Russell Howard	—		—	—	—	—
Mr. Pete Meyers	4,289,215		2,573,529	—	—	6,862,744
Mr. Marc Voigt	11,605,293		6,666,667	—	—	18,271,960
	150	*	—	—	(105)*	45	*
Ms. Deanne Miller	4,950,980		4,000,000	—	(707,408)	8,243,572
Dr. Frédéric Triebel	12,644,716		3,333,333	—	—	15,978,049

Total ordinary shares	57,687,280		16,573,529	—	(707,408)	73,553,401

Total ADSs	150		—	—	(105)	45

*	American Depositary Shares (ADSs) traded on the NASDAQ. The change is due to the change of ADS ration from 30:1 to 100:1 during the fiscal year 2017.

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2019	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms. Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel[1]	24,000,600	—	—	(24,000,600)	—	—	—

	24,000,600	—	—	(24,000,600)	—	—	—

[1]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep. The above options lapsed during the year ended 30 June 2019.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Option holdings (continued)

June 30, 2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt[1]	643,629	—	—	(643,629)	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms. Deanne Miller[1]	121,212	—	—	(121,212)	—	—	—
Dr Frédéric Triebel[2]	24,000,600	—	—	—	24,000,600	24,000,600	—

	24,765,441	—	—	(764,841)	24,000,600	24,000,600	—

[1]	The above options lapsed during the year ended 30 June 2018.
[2]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.

June 30, 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms. Lucy Turnbull, AO1	4,439,894	—	—	(4,439,894)	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt[1]	721,754	—	—	(78,125)	643,629	643,629	—
Ms. Deanne Miller	121,212	—	—	—	121,212	121,212	—
Dr Frédéric Triebel	24,000,600	—	—	—	24,000,600	24,000,600	—

	29,283,460	—	—	(4,518,019)	24,765,441	24,765,441	—

[1]	The above options lapsed during the year ended 30 June 2017.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

June 30, 2019	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	—	10,000,000	(2,500,000)	—	7,500,000	—	7,500,000
Mr. Pete Meyers	8,209,101	—	(2,736,367)	—	5,472,734	—	5,472,734
Mr. Marc Voigt	45,588,236	—	(16,666,667)	(12,254,903)	16,666,666	—	16,666,666
Mr Grant Chamberlain	13,272,356	—	(4,739,293)	—	8,533,063	—	8,533,063
Ms. Deanne Miller	20,343,137	—	(8,333,333)	(3,676,471)	8,333,333	—	8,333,333
Dr. Frédéric Triebel	23,333,334	—	(11,666,667)	—	11,666,667	—	11,666,667

	110,746,164	10,000,000	(46,642,327)	(15,931,374)	58,172,463	—	58,172,463

June 30, 2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	10,881,194	—	(2,672,093)	—	8,209,101	—	8,209,101
Mr. Marc Voigt	18,921,569	50,000,000	(23,333,333)	—	45,588,236	—	45,588,236
Mr Grant Chamberlain	—	13,272,356	—	—	13,272,356	—	13,272,356
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms. Deanne Miller	7,676,471	25,000,000	(12,333,334)	—	20,343,137	—	20,343,137
Dr. Frédéric Triebel	4,819,660	35,000,000	(16,486,326)	—	23,333,334	—	23,333,334

	42,298,894	123,272,356	(54,825,086)	—	110,746,164	—	110,746,164

June 30, 2017	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Ms. Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr. Albert Wong	—	—	—	—	—	—	—
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	3,431,373	10,023,350	(2,573,529)	—	10,881,194	—	10,881,194
Mr. Marc Voigt	25,588,236	—	(6,666,667)	—	18,921,569	—	18,921,569
Ms. Deanne Miller	11,676,471	—	(4,000,000)	—	7,676,471	—	7,676,471
Dr. Frédéric Triebel	8,152,993	—	(3,333,333)	—	4,819,660	—	4,819,660

	48,849,073	10,023,350	(16,573,529)	—	42,298,894	—	42,298,894

NOTE 22. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	274,078	258,570	234,250
Other audit and assurance services in relation to regulatory filings overseas	22,950	—	200,000

Total remuneration of PricewaterhouseCoopers Australia	297,028	258,570	434,250

NOTE 23. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2019 and June 30, 2018.

NOTE 24. COMMITMENTS FOR EXPENDITURE

	Consolidated
	30 June 2019 $	30 June 2018 $
Lease commitments—operating
Committed at the reporting date but not recognized as liabilities, payable:
Within one year	126,148	117,562
One to five years	137,417	21,600

	263,565	139,162

Operating lease commitments includes contracted amounts for leases of premises under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated.

NOTE 25. RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are set out in note 21.

Transactions with related parties

The following transaction occurred with related parties:

	Consolidated
	30 June 2019 $	30 June 2018 $
In addition to Director’s fees, Consultancy fees for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in which Albert Wong has a beneficial interest	—	49,500

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

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2019%	June 30, 2018%
Immutep U.S., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

On 9 July 2019, the company announced a capital raising comprised of A$4 million institutional placement and A$6 million fully underwritten entitlement offer. The company completed the placement on 17 July 2019 and the entitlement offer on 6 August 2019, successfully raising A$10 million.

In September 2019 Immutep announced that it would receive a £4 million (A$7.39 million) milestone payment from GSK related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Loss after income tax expense for the year	(18,343,984)	(12,746,020)	(9,367,206)
Adjustments for:
Depreciation and amortization	1,879,151	1,808,929	1,701,615
Share based payments	1,581,987	2,263,843	862,227
Changes in fair value of US investor warrants	(961,176)	189,983	—
US warrants transaction costs	236,887	493,487	—
Unrealized gain on exchange through the profit and loss	(330,951)	(401,557)	(218,567)
Net change in fair value of convertible note liability	996,875	866,848	751,816
Change in operating assets and liabilities:
(Increase) in current receivables	(1,762,132)	(1,237,978)	(2,025,716)
(Increase) in other operating assets	(44,052)	(247,396)	(865,245)
Increase in trade and other payables	1,396,519	1,075,067	1,377,141
Increase/(decrease) in employee benefits	64,478	158,091	(7,120)
(Decrease) in income tax payable	—	—	(21,549)
(Decrease) in deferred tax liability	—	—	(694,194)

Net cash used in operating activities	(15,286,398)	(7,776,703)	(8,506,798)

NOTE 29. EARNINGS PER SHARE

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Loss after income tax attributable to the owners of Immutep Limited	(18,343,984)	(12,746,020)	(9,367,206)

	Number	Number (Restated)*	Number (Restated)*
Weighted average number of ordinary shares used in calculating basic earnings per share	3,225,576,280	2,624,714,274	2,370,387,786

Weighted average number of ordinary shares used in calculating diluted earnings per share	3,225,576,280	2,624,714,274	2,370,387,786

	Cents	Cents (Restated)*	Cents (Restated)*
Basic earnings per share	(0.57)	(0.49)	(0.40)
Diluted earnings per share	(0.57)	(0.49)	(0.40)

*	The Group updated the 2018 and 2017 EPS figure to reflect the bonus shares issue arising from the capital raising in fiscal year 2019.

The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Unlisted options	381,740,601	529,369,101	531,049,969
Convertible notes	826,269,809	797,171,907	727,075,050
Performance rights	49,417,818	108,964,706	33,852,075
Non-executive director rights	21,505,797	21,481,457	10,881,194
US warrants*	363,371,800	197,345,100	—

*	1 American Depository Shares (ADS) listed on NASDAQ equals 100 ordinary shares listed on ASX thus the number of warrants on issue has been grossed up.

NOTE 30. SHARE-BASED PAYMENTS

a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short-Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP.

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

2019 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	2,757,353	—	—	(2,757,353)	—	—
September 19, 2014	0.044	919,118	—	—	(919,118)	—	—
November 14, 2014	0.038	9,191,177	—	—	(9,191,177)	—	—
November 14, 2014	0.040	3,063,725	—	—	(3,063,725)	—	—
October 1, 2015	0.060	600,000	—	—	(600,000)	—	—
October 1, 2015	0.061	200,000	—	—	(200,000)	—	—
August 2, 2017	0.020	3,900,000	—	(3,900,000)	—	—	—
November 17, 2017	0.024	33,333,333	—	(16,666,667)	—	16,666,666	—
November 28, 2017	0.023	15,000,000	—	(10,000,000)	—	5,000,000	—
November 29, 2017	0.023	40,000,000	—	(20,000,000)	—	20,000,000	—
October 2, 2018	0.047	—	7,751,152	—	—	7,751,152	—

Total		108,964,706	7,751,152	(50,566,667)	(16,731,373)	49,417,818	—

2018 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
September 19, 2014	0.044	2,757,353	—	—	—	2,757,353	—
September 19, 2014	0.044	919,118	—	—	—	919,118	—
November 14, 2014	0.038	9,191,177	—	—	—	9,191,177	—
November 14, 2014	0.040	3,063,725	—	—	—	3,063,725	—
August 5, 2015	0.047	14,000,001	—	(14,000,001)	—	—	—
October 1, 2015	0.060	600,000	—	—	—	600,000	—
October 1, 2015	0.061	200,000	—	—	—	200,000	—
March 7, 2016	0.041	1,486,326	—	(1,486,326)	—	—	—
February 10, 2017	0.035	1,634,375	—	(1,634,375)	—	—	—
2 August 2017	0.020	—	3,900,000	—	—	3,900,000	—
November 17, 2017	0.024	—	50,000,000	(16,666,667)	—	33,333,333	—
November 28, 2017	0.023	—	15,000,000	—	—	15,000,000	5,000,000
November 29, 2017	0.023	—	60,000,000	(20,000,000)	—	40,000,000	—

Total		33,852,075	128,900,000	(53,787,369)	—	108,964,706	5,000,000

The fair value at grant date for Short Term Incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

The model inputs for STI performance rights granted during the year ended June 30, 2019 included:

Grant date	September 28, 2018
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	78%
Expected dividend yield	Nil
Risk-free interest rate	2.02%

The model inputs for STI performance rights granted during the year ended June 30, 2018 included:

Grant date	August 2, 2017	November 17, 2017	November 28, 2017	November 28, 2017
Share price at grant date	$0.020	$0.024	$0.023	$0.023
Expected price volatility of the Company’s shares	49%	73%	74%	74%
Expected dividend yield	Nil	Nil	Nil	Nil
Risk-free interest rate	1.75%	1.79%	1.88%	1.73%

The model inputs for STI performance rights granted during the year ended June 30, 2017 included:

Grant date	February 10, 2017
Share price at grant date	$0.035
Expected price volatility of the Company’s shares	54%
Expected dividend yield	Nil
Risk-free interest rate	1.80%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of options granted under the EIP:

There are no outstanding options under EIP at the beginning of the financial year 2019 and no option was granted during the year ended 30 June 2019.

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

Fair value of options granted

No options were granted during the year ended June 30, 2019 (2018 – Nil).

NOTE 30. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval

At the 2018 annual general meeting, shareholders approved the issue of 10,000,000 performance rights to Dr Russell Howard in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.0 year.

Set out below are summaries of performance rights granted with shareholders’ approval.

2019 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 25, 2016	Director rights	0.038	8,209,101	—	(2,736,367)	—	5,472,734	—
November 17, 2017	Director rights	0.021	13,272,356	—	(4,739,293)	—	8,533,063	—
November 21, 2018	Director rights	0.039	—	10,000,000	(2,500,000)	—	7,500,000	—

Total			21,481,457	10,000,000	(9,975,660)	—	21,505,797	—

2018 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	857,844	—	(857,844)	—	—	—
November 25, 2016	Director rights	0.038	10,023,350	—	(1,814,249)	—	8,209,101	—
November 17, 2017	Director rights	0.024	—	13,272,356	—	—	13,272,356	—

Total			10,881,194	13,272,356	(2,672,093)	—	21,481,457	—

2017 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 14, 2014	Director rights	0.037	3,431,373	—	(2,573,529)	—	857,844	—
November 25, 2016	Director rights	0.038	—	10,023,350	—	—	10,023,350	—

Total			3,431,373	10,023,350	(2,573,529)	—	10,881,194	—

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

The model inputs for STI performance rights granted during the year ended 30 June 2019 included:

Grant date	16 November 2018
Share price at grant date	$0.039
Expected price volatility of the Company’s shares	76%
Expected dividend yield	Nil
Risk-free interest rate	1.96%

NOTE 30. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

The model inputs for STI performance rights granted during the year ended June 30, 2018 included:

Grant date	17 November 2017
Share price at grant date	$0.024
Expected price volatility of the Company’s shares	73%
Expected dividend yield	Nil
Risk-free interest rate	1.79%

(c) Options issued to other parties

During the financial year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and eligible to be exercised.

Set out below is a summary of the options granted to both parties:

2019 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
July 31, 2015	August 5,2020	0.0237	371,445,231	—	—	—	371,445,231	371,445,231

July 31, 2015	August 5, 2021	0.025	8,475,995	—	—	—	8,475,995	8,475,995

October 30, 2015	October 30, 2020	0.057	793,103	—	—	—	793,103	793,103

March 7, 2016	March 7, 2021	0.040	1,026,272	—	—	—	1,026,272	1,026,272

Total			381,740,601	—	—	—	381,740,601	381,740,601

Fair value of options granted

There were no options granted during the year ended June 30, 2019 (2018 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(d) Warrants issued to US investors

In December 2018, the Company completed its second US capital raise. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 2,080,000 ADSs. Please refer to note 14 for more details.

(e) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2019 A$	June 30, 2018 A$
Employee share-based payment expense	1,581,987	2,263,843

	1,581,987	2,263,843

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

NOTE 31. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2019 A$	June 30, 2018 A$	June 30, 2017 A$
Loss after income tax	(17,872,089)	(14,687,752)	(8,526,159)

Total comprehensive loss	(17,872,089)	(14,687,752)	(8,526,159)

Statement of financial position

	Parent
	June 30, 2019 A$	June 30, 2018 A$
Total current assets	16,552,243	23,589,353
Total non current assets	17,596,298	18,698,068

Total assets	34,148,541	42,287,421

Total current liabilities	514,516	615,027
Total non current liabilities	11,813,178	10,630,814

Total liabilities	12,327,694	11,245,841

Equity
— Contributed equity	221,091,591	213,232,719
— Reserves	65,407,796	64,615,312
— Accumulated losses	(264,678,540)	(246,806,451)

Total equity	21,820,847	31,041,580

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at June 30, 2019 and June 30, 2018.

Capital commitments – Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2019 and June 30, 2018.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	12/19/18

4.1#	Immutep Executive Incentive Plan

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13#✓	License & Research Collaboration Agreement, dated 13 December 2010, between Glaxo Group Limited and Immutep S.A.

8.1#	List of Significant Subsidiaries of Immutep Limited

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
†	Confidential treatment requested. Confidential information omitted and filed separately with the Securities and Exchange Commission.
#	Filed herewith.
✓

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instructions to Form 20-F, the certification furnished in Exhibit 13.1 hereto is deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certification will not be deemed to be incorporated by reference into any filing under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Immutep Limited

/s/ Marc Voigt
By: Marc Voigt Title: Chief Executive Officer and Chief Financial Officer

Date: September 23, 2019