Form 20-F
period 2020-06-30
IMMUTEP Ltd
filed 2020-09-25
CIK 1506184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Phone: +61 (0)2 8315 7003 Fax: +61 (0)2 8569 1880

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares American Depositary Shares, each representing 10 Ordinary Shares	IMMP	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of ordinary shares outstanding as of June 30, 2020 was 487,630,938.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

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

ii

INTRODUCTION

Immutep Limited was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with respect to our ordinary shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on April 12, 2012. Our American Depositary Shares, or ADSs, each of which represents 10 of our ordinary shares, are listed on the NASDAQ Global Market, or NASDAQ, under the symbol “IMMP”. The Bank of New York Mellon acts as our depositary and registers and delivers our ADSs. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Immutep” and the “Company” mean Immutep Limited and its subsidiaries, unless otherwise indicated.

FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements appearing in this Annual Report on Form 20-F are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this Annual Report on Form 20-F comply with both the IFRS and Australian Accounting Standards. In this Annual Report, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “euro”, “€” or “EUR” are to the currency of certain states of the European Union, all references to “£” or “GBP” are to the currency of the United Kingdom and all references to “Australian dollars” or “$” or “A$” are to the currency of Australia. In this Annual Report, “fiscal year” refers to the period between July 1 and June 30 of the following year.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements and these forward-looking statements, include, without limitation, any statements relating to:

•	our product development and business strategy, including the potential size of the markets for our products and future development and/or expansion of our products and therapies in our markets;

•	our current and future research and development activities, including clinical testing and manufacturing and the costs and timing thereof;

•	the impact that the COVID-19 pandemic could have on business operations;

•	sufficiency of our cash resources;

•	our ability to commercialize products and generate product revenues;

•	our ability to achieve and collect milestone and royalty payments from our collaboration partners and other contract counterparties;

•	our ability to raise additional funding when needed;

•	any statements concerning anticipated regulatory activities or licensing or collaborative arrangements, including our ability to obtain regulatory clearances;

•	our research and development and other expenses;

•	our operations and intellectual property risks;

•	our ability to remain compliant with ASX and NASDAQ’s continuing listing standards; and

•	any statement of assumptions underlying any of the foregoing.

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

The following selected consolidated financial data as of June 30, 2020 and 2019 and for the fiscal years ended June 30, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data as of June 30, 2018, 2017, and 2016 and for the fiscal years ended June 30, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto which are not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing in “Item 18. Financial Statements” of this Annual Report on Form 20-F.

The selected financial data are presented in Australian dollars (A$) (except as otherwise noted).

Consolidated Statement of Operations Data:

	Year Ended June 30,
	2020	2019	2018	2017	2016
	(in A$, except share amounts)
License revenue	7,486,444	139,782	2,630,484	—	175,052
Other income	9,013,524	7,349,622	4,722,823	4,221,534	1,853,869
Depreciation & amortization	(2,079,639)	(1,879,151)	(1,808,929)	(1,701,615)	(1,993,093)
Research & development and intellectual property	(20,395,982)	(16,591,201)	(9,989,830)	(7,525,744)	(7,059,528)
Corporate administrative expenses	(6,335,679)	(6,366,161)	(7,242,061)	(4,346,952)	(6,982,629)
Loss on foreign exchange	—	—	—	—	(563,890)
Finance costs	(10,457)	—	—	—	(8,199)
Share Based Payment to strategic investor	—	—	—	—	(47,468,071)
Net loss on fair value movement of warrants	—	—	(189,983)	—	—
Changes in fair value of comparability milestone	—	—	—	—	(542,075)
Net change in fair value of convertible note liability	(1,146,406)	(996,875)	(866,848)	(751,816)	(607,637)

Loss before income tax expense	(13,468,195)	(18,343,984)	(12,744,344)	(10,104,593)	(63,196,201)
Income tax (expense) / benefit	(37)	—	(1,676)	737,387	1,181,017

Net loss	(13,468,232)	(18,343,984)	(12,746,020)	(9,367,206)	(62,015,184)

Loss per share – basic and diluted (in A$ cents)	(3.36)	(5.48)*	(4.63)*	(3.76)*	(25.43)*

Weighted average number of ordinary shares outstanding – basic and diluted	400,980,184	334,930,046 *	275,103,115 *	249,411,194 *	243,835,142 *

*

Immutep Limited and all of its wholly owned subsidiaries (the “Group”) restated the 2016 to 2019 EPS figures to reflect (i) the bonus element of shares issue arising from the capital raising in fiscal year 2020, and (ii) a 10 to 1 share consolidation on November 5, 2019.

Consolidated Balance Sheet Data:

	As of June 30,
	2020	2019	2018	2017	2016
	(in A$)
Cash and cash equivalents	26,322,047	16,567,982	23,475,521	12,236,974	20,879,548
Net assets	33,299,345	24,387,716	33,521,927	26,532,306	35,317,513
Total assets	46,597,252	40,541,499	46,998,783	34,963,796	42,554,067
Long-term debt	8,789,113	7,642,707	6,645,832	5,778,984	5,027,168
Contributed equity	242,990,507	221,091,591	213,232,719	195,352,543	194,530,932
Total shareholders’ equity	33,299,345	24,387,716	33,521,927	26,532,306	35,317,513

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the years ended June 30, 2020 and 2019, we had net losses of $13.5 million and $18.3 million, respectively.

We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have four product candidates under development : IMP321 (also known as “eftilagimod alpha” or “efti”), IMP761, IMP701 and IMP731, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses.

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

The LAG-3 related product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the rapidly growing field of Immuno-Oncology in December 2014. This acquisition significantly expanded our clinical development product portfolio to other categories of immunotherapies. It also provided the business with partnerships with two of the world’s largest pharmaceutical companies.

We have four LAG-3 product candidates. The most advanced of the four is IMP321(INN: eftilagimod alpha). IMP321 is a recombinant protein typically used in conjunction with other therapies (e.g. chemotherapy or other immunotherapy) to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with EOC Pharma in China. We entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, IMP321 with MSD’s anti-PD-1 therapy pembrolizumab in phase II clinical trials. We also entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany, and Pfizer for a Phase I clinical trial that will evaluate the clinical benefits of combining our immune stimulator, IMP321, with avelumab, a PD-L1 blocking antibody.

Our second LAG-3 product candidate is IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 was licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. Novartis is solely responsible for development and manufacturing of IMP701. Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing. Our fourth LAG-3 product candidate is IMP761, an early stage product candidate which is being developed as our first agonist antibody of LAG-3. In addition to these products Immutep has a dedicated R&D laboratory close to Paris with ongoing research capabilities. Immutep also currently generates modest income from sales of LAG-3 research reagents.

Our ability to generate product revenue depends on a number of factors, including but not limited to our ability to:

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

Identifying and qualifying patients to participate in current and any future clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry. Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

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

If any of these risks materializes, we could experience significant delays or an inability to successfully develop and commercialize IMP321 and IMP761, or any other product candidate we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations.

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

We completed our acquisition of Immutep S.A.S., in December 2014 for consideration of up to US$25 million in cash and stock. Although we have completed the integration of Immutep’s business into our own, we may never achieve, the full benefit of the clinical development expectations, product portfolio enhancements or revenue generations we expected at the time of the acquisition. In addition, even if we achieve the expected benefits, we may be unable to achieve them within the anticipated time frame. Also, there may be unexpected problems in the business unrelated to the Immutep acquisition that have a negative effect on our business. If we fail to implement our business strategy, we may be unable to achieve expected results and our business, financial condition and results of operations may be materially and adversely affected.

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

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have collaborative arrangements with EOC Pharma for the development of IMP321 for China, Hong Kong, Macau and Taiwan. Any revenues from sales of any of our partnered product candidates will depend on the success of the collaboration partner.

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

Our product candidates may be rejected by the market due to many factors, including cost. The continuing efforts of governments, insurance companies and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability. In Australia and certain foreign markets, the pricing of pharmaceutical products is already subject to government control. We expect initiatives for similar government control to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could harm our business and prospects.

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

The outbreak of the novel strain of coronavirus, SARS-CoV-2, which causes COVID-19, could adversely impact our business, including our non-clinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks might adversely impact our business. In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019 (COVID-19), surfaced in Wuhan, China. Since then, COVID-19 has spread to most countries in the world.

As a result of the COVID-19 outbreak, or similar pandemics, we have and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	delays or difficulties in enrolling patients in our clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

delays or disruptions in non-clinical experiments and investigational new drug application-enabling good laboratory practice standard toxicology studies due to unforeseen circumstances at contract research organizations and vendors along their supply chain;

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or not wanting to attend hospital visits;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by national, state or local governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

•

interruption or delays in the operations of the U.S. Food and Drug Administration, the European Medicines Agency, the Australian Therapeutic Goods Administration or other foreign regulatory agencies, which may impact approval timelines;

•

interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in our supply chain or distribution vendors’ ability to ship product candidates; and

•

limitations on employee resources that would otherwise be focused on the conduct of our non-clinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions.

These and other factors arising from the COVID-19 pandemic could worsen in countries that are already afflicted with COVID-19, could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could further adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.

In addition, the trading prices for our American Depositary Shares, or ADSs, and for the securities of other biotech companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in countries, business closures or business disruptions and the effectiveness of actions taken in countries to contain and treat the disease.

Additionally, COVID-19 may hinder the ability of our license partners to continue the development of our licensed product candidates. This may result in the delay or the inability of the partners to execute on their development plans which, in turn, may cause delays in or the inability to achieve the clinical, regulatory and sales milestones which trigger payments to us under the terms of our license agreements. This may have a material adverse effect on our financial results and operations as the related milestone payments may not be received at the expected time, if at all.

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

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us. In other cases, we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.

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

•

TC Heartland LLC v Kraft Foods Group Brands LLC (2017), the Court applied a narrow interpretation to the term “resides” and held that patent infringement cases must be heard in the district within which the defendant is incorporated. This decision limits the ability of the patentee to “forum shop” when bringing an action for infringement.

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

In addition, the America Invents Act, or AIA, has been enacted in the United States, resulting in significant changes to the U.S. patent system. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the combination of the U.S. Supreme Court decisions and AIA has created uncertainty with respect to the value of patents, once obtained. A few highlights of changes to U.S. patent law under the AIA are:

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.10 and US$0.53, respectively, to a high of A$0.56 and US$4.21, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2020, our ordinary shares traded on the NASDAQ from low of US$0.53 to a high of US$3.10 per share. During the fiscal year ended June 30, 2019, our ordinary shares traded on the NASDAQ from a low of US$1.71 to a high of US$4.21 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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

If we are or become a passive foreign investment company (PFIC), then that would subject our U.S. investors to adverse tax rules.

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

Our ordinary shares are listed and traded on the ASX, NASDAQ and on Over The Counter markets within Germany. Price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the three markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in our share prices on either exchange and the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other markets without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Further, if we are unable to continue to meet the regulatory requirements for listing on the ASX and NASDAQ, we may lose our listing on any of these exchanges, which could impair the liquidity of our shares.

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

If we fail to comply with the Nasdaq listing requirements, Nasdaq could delist the ADSs, which could limit liquidity of the ADSs and adversely affect our business and access to future capital.

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

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. Last two years, the Australian dollar had depreciated against the U.S. dollar and European Euro, whereas in fiscal 2017, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal 2020, we made net foreign exchange gain of A$346,000 as a result of currency fluctuations. In fiscal 2019, we made net foreign exchange gain of A$494,000 as a result of currency fluctuations. In fiscal 2018, there was a foreign exchange gain of A$323,000 as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

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

In December 2014, we completed the acquisition of Immutep S.A., a private French company. In December 2014, Immutep S.A. underwent a change of company organization and become known as Immutep S.A.S. In November 2017, what was then known as Prima BioMed Ltd, changed its name to Immutep Limited to reflect the new strategic direction and management of the business to focus on the development of its portfolio of LAG-3 based immunotherapy assets.

In March 2018, we entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with KEYTRUDA® (pembrolizumab) in a Phase II trial. The trial is known as TACTI-002 and is being conducted in up to 109 patients with second line head and neck squamous cell carcinoma (HNSCC) or non-small cell lung cancer (NSCLC) in first and second line. The trial is being conducted across study centers in UK, Europe, United States, and Australia.

In September 2018, we entered into a clinical trial collaboration and supply agreement with Merck KGaA and Pfizer Inc., to evaluate the combination of Immutep’s lead immunotherapy product candidate IMP321 with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

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

IMP321, based on the LAG-3 immune control mechanism, could play a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an antigen presenting cell (APC) activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy combination for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869). In addition, IMP321 is being evaluated as a combination therapy in head and neck squamous cell carcinoma and non-small cell lung carcinoma in a Phase II clinical trial called TACTI-002 (clinicaltrials.gov identifier NCT03625323) and an investigator initiated Phase I trial called INSIGHT (clinicaltrials.gov identifier NCT03252938) in advanced solid tumors.

Two LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Operations Summary

Immutep has administrative offices in Sydney, Australia, Leipzig, Germany and in Berlin, Germany. With the acquisition of Immutep S.A. in December 2014 we also have a laboratory located close to Paris for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: IMP321, IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of IMP321, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2020, we employed 26 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

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

Immutep is developing IMP321 jointly with Eddingpharm under a licensing agreement dated May 2013 between Immutep S.A. and Eddingpharm. Eddingpharm has the exclusive development right of the IMP321 product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm later transferred the right to develop IMP321 to its affiliate, EOC Pharma. Eddingpharm has paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321 but current and future costs of manufacturing of IMP321 are now Immutep’s responsibility. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register IMP321 in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if IMP321 achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development of IMP321 is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of IMP321 in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. In March 2020, Immutep announced that EOC Pharma had completed recruitment of its Phase I study. In April 2020, Immutep announced that it had discussed the results of its Phase IIb AIPAC study with EOC Pharma and that EOC Pharma has confirmed its plans to continue advancing IMP321 in metastatic breast cancer in China.

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

In January 2017, we entered into a new collaboration with Japan’s CYTLIMIC, a recent spin off from NEC Corporation (NEC), to test CYTLIMIC’s innovative cancer peptide vaccine, called CYT001, which contains IMP321. This partnership was formalised under a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc. in January 2019. The trials will be conducted by and are under the control of CYTLIMIC who will fully fund all development costs. In March 2020, CYTLIMIC announced that it had published the results from its YNP01 Phase I trial evaluating CYT001 in “Cancer Immunology, Immunotherapy”. In June 2020, CYTLIMIC presented results from its YCP02 Phase I trial evaluating CYT001 at the American Association for Cancer Research (AACR).

We also entered into a new collaboration with the Monash University in Melbourne following a grant of A$360,000 in August 2017. The grant will fund a research project of the role of LAG-3 in immune responses.

In fiscal 2018, we continued our AIPAC Phase IIb and TACTI-mel Phase I clinical trials for IMP321. Regarding AIPAC Phase IIb clinical trial, clinical trials sites were opened across Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands. Active recruiting and patients treatments are undergoing as part of the randomized and controlled phase of the study. At the end of the fiscal year 2018, we had recruited 113 patients, reaching 211 patients in April 2019. Recruitment of all 227 patients for the AIPAC study was completed in June 2019 and first data was reported in March 2020. In March 2020, Immutep reported supportive efficacy data with a response rate of 48.3% for patients treated with a combination of IMP321 and paclitaxel compared with 38.4% for patients treated with placebo and paclitaxel. 63% of patients who received paclitaxel plus efti were progression-free at the 6-month landmark (at the end of the chemo-immunotherapy combination phase) and according to RECIST 1.1 based on blinded independent central readers (BICR). This compares favorably to 54% of patients who received paclitaxel plus placebo. The PFS data yielded an unadjusted hazard ratio (HR) of 0.93. Encouraging results were observed in multiple predefined patient subgroups. Immutep expects to report Overall Survival (OS) and immune monitoring data in 2H 2020.

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

In October 2019, Immutep reported final efficacy data from the TACTI-mel trial. Deep and durable responses were observed with 56% and 66% of patients showing tumour shrinkage in Parts A and B, respectively. The disease control rate in Parts A and B was 66% (24 patients).

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

In September 2019, Part A was expanded to include a further 19 patients because a predefined number of patient responses to the combination treatment was observed. Recruitment is ongoing and in November 2019 first data from Part A was reported from the trial which showed an initial response rate (ORR) of 41%. In January 2020, Part C (2nd line HNSCC) of the trial was expanded to include a further 19 patients because of a predefined number of patient responses to the treatment. In February 2020, Immutep presented encouraging data from Parts A and C of the trial. In Part A of the trial, we reported an improving response rate of 47% and responses were seen across all PD-L1 expression groups (< 1%, 1-49% and ≥ 50%). In Part C, Immutep reported an initial response rate of 33%. In April 2020, Immutep reported more mature data showing an improved response rate of 53% for Part A and a response rate of 33% for Part C (consistent with earlier data). In June 2020, Immutep announced more mature data showing a response rate of 53% for Part A (consistent with earlier data) and an improved response rate of 39% for Part C. In June 2020, Immutep reported that Part A of the trial had been fully recruited with a total of 36 patients. In August 2020, Immutep announced that recruitment of Stage 1 of Part B of the trial (2nd line NSCLC) was complete. In September 2020, TACTI-002 data presented at a major scientific conference, ESMO, showed three patients had had a complete response, or complete disappearance of all lesions when treated with the combination of efti and pembrolizumab. This includes complete responses from two patients with 2nd line head and neck squamous cell carcinoma (HNSCC) and one with 1st line non-small cell lung cancer (NSCLC). In addition, patients with 1st line NSCLC had a median progression-free survival (PFS) of 11.8 months and those patients who responded, had durable responses.

We also expanded our collaborative studies in 2018. In particular, the investigator initiated “INSIGHT” clinical trial was amended in September 2018, through a collaboration with Merck KGaA and Pfizer, Inc. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH (IKF) will be the sponsor of the amended Phase I clinical trial (called INSIGHT-004) which will be conducted under the existing protocol of the ongoing INSIGHT clinical study. In particular, this new collaborative study will test the safety and efficacy of IMP321 combined with Merck KGaA’s and Pfizer’s avelumab, which is a stimulator of the immune system to detect and fight tumor cells, in 12 patients with advanced solid tumors. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, will also be the lead investigator of INSIGHT-004. The first patient in (FPI) the INSIGHT-004 trial was enrolled in Germany and received the first dose of treatment in June 2019. In April 2020, Immutep announced that it had completed patient enrolment (12 patients) for the INSIGHT-004 trial. In June 2020, Immutep reported first data from INSIGHT-004 in which 33% of patients showed a partial response to the combination of IMP321 and avelumab. In September 2020, INSIGHT-004 data reported at the ESMO conference, showed promising early anti-tumour activity signals in a variety of cancer indications not typically sensitive to immune checkpoint inhibitor therapy. Overall, 41.7% of patients in the trial showed a Partial Response to the combination therapy of efti with avelumab.

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

In January 2015, Immutep collected a milestone payment from GSK for the development of GSK2831781 (derived from Immutep’s IMP731 antibody) for a first time in human clinical trial. GSK announced in July 2018 that the lead indication for GSK2831781 will be ulcerative colitis with Proof of Concept data expected in 2020. This new Phase II clinical study commenced in May 2019 (clinicaltrials.gov identifier NCT03893565) and will build on GSK’s Phase I clinical trial of the product candidate in psoriasis, which was completed in March 2018 (clinicaltrials.gov identifier NCT02195349). Another Phase I study in 36 Japanese and Caucasian healthy volunteers in Japan was started in June 2019 (clinicaltrials.gov identifier NCT03965533). Proof of concept data from the Phase II trial is expected in 1H 2021.

In September 2019, Immutep announced that it would receive a £4,000,000 milestone payment from GSK related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis, which was subsequently received by Immutep in the fiscal year 2020.

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

In August 2017, we received a milestone payment of US$1,000,000 from Novartis relating to our IMP701 LAG-3 antibody. Novartis is continuing its clinical development program for IMP701, known as LAG525 by Novartis, in oncology. Currently, there are five ongoing Phase I/II clinical trials evaluating this product candidate, with a total target enrolment of 1,100 patients.

More information about these clinical trials can be found at www.clinicaltrials.gov.

IMP761 Preclinical Development

In January 2017, we announced a new early stage product candidate to be known as IMP761, developed in our laboratory in Paris, and believed to be the first agonist antibody of LAG-3. IMP761, our fourth LAG-3 related product candidate, is our first agonist antibody related to LAG-3. The product candidate is not partnered.

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

In April 2020, Immutep announced that its manufacturing partner, Batavia Biosciences, had developed a pharmaceutical grade CHO cell line which is able to produce significant quantities of IMP761.

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

Intellectual Property

As of June 30, 2020, Immutep owns or co-owns 12 patent families relating to our development candidates IMP321, IMP761, IMP701 and IMP731.

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

As of June 30, 2020, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, China and Japan.

In fiscal year 2020, we added four new patents to our portfolio: (i) patents granted in Europe and Japan relating to IMP321, and (ii) patents granted in Europe and Japan relating to IMP701. In addition, US patents relating to IMP701 and IMP321 were granted in July 2020 and August 2020, respectively.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2020) and title.

Patent Family	Title	Status	Expires

550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending China, US, Europe Granted US, Canada, Europe and Japan (x2)	2028

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe, Hong Kong and US Granted Australia, Europe (x4), Japan (x2) and US (x2)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in China, Europe, Japan, Korea, US and Hong Kong (x2) Granted in Australia, Europe and Japan	2034

661 (Immutep S.A.S.)	Treatment of Cancer	UK (priority) application filed	2041

670 (Immutep S.A.S.)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, Brazil, India and Israel Granted in Europe and Hong Kong	2036

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 territories Granted US, Europe, Japan, Iraq, Lebanon, Algeria and Colombia	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines and Singapore Granted in South Africa and Nigeria	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	PCT application filed	2040

763 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	PCT application filed	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, India, Brazil, and Israel	2037

810 (Immutep S.A.S.)	Assays	PCT application filed	2040

Family 3(CVac)

(Burnet Institute)	Method of producing dendritic cells pulsed with MFP	Granted in US	2022

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

Drug Approval Process—FDA

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

Concurrent with clinical studies, sponsors usually complete additional animal studies and must also develop additional information about the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop and validate methods for testing the identity, strength, quality and purity of the final product. Moreover, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA/NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for BLA review time. The testing and approval process requires substantial time, effort and financial resources. The FDA will review the BLA/NDA and may deem it to be inadequate to support approval, and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee, but it typically follows such recommendations.

The FDA may deny approval of a BLA/NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than the sponsor does. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, Risk Evaluation and Mitigation Strategies, or REMS, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, approval of a new or supplemental BLA may be required, which may involve conducting additional preclinical studies and clinical trials.

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

United Kingdom

The United Kingdom (UK) has left the EU and will declare its independent processes to approve clinical research and marketing authorizations. Currently, the UK is in a transition period after it left the EU, leaving EU regulations and agreements active. This transition period ends on December 31, 2020. How precisely clinical research within the UK will be performed and how approval for drugs will be organized is subject to ongoing discussions.

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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	October 31, 2020
Paris, France	June 31, 2021
Berlin, Germany	February 28, 2022
Leipzig, Germany	December 31, 2020

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Subject to certain exclusions, the Australian Government tax incentive scheme provides benefits for eligible R&D activities. Under the Australian R&D tax incentive scheme, entities are entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than A$20 million per annum or (ii) a non-refundable 38.5% tax offset for all other eligible companies. Our aggregated turnover is less than A$20 million and not be controlled by one or more income tax exempt entities, we anticipate being entitled to a claim of 43.5% refundable tax offset for costs relating to eligible R&D activities during the year.

The French R&D tax credit is determined on the basis of the eligible R&D expenses incurred during the year. Currently, the R&D credit equals 30% of the R&D eligible expenses incurred during the year, up to EUR 100 million in eligible R&D expenses, and 5% beyond this amount. As our turnover is currently less than EUR 100 million p.a., we anticipate being entitled to claim a 30% refundable tax offset for costs relating to eligible R&D activities during the year.

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

Accounting estimate for R&D tax incentive

R&D tax incentive is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognise due to the complexity of the legislation in each tax jurisdiction.

Development expenditure

The consolidated entity has expensed all internal development expenditure incurred during the year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalised under AASB (IAS 38) 138 Intangible Assets.

Liquidity

We have experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2020, the Company holds cash and cash equivalents of A$26,322,047 (2019: A$16,567,982).

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

Monitoring and addressing the ongoing cash requirements of the Company is a key focus of the directors. This involves consideration of alternative future capital raising initiatives, and the control of variable spending on research and development activities of the Group.

Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2020 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note 1(h).

In March 2020, the World Health Organization declared the global novel coronavirus (“COVID-19”) outbreak a pandemic. To date, the Company’s operations have not been materially impacted by the COVID-19 pandemic. However, the ongoing pandemic has increased the estimation uncertainty in the preparation of the consolidated financial statements. The estimation uncertainty associated with the magnitude and duration of COVID-19 is as follows:

•	The continued pandemic has led to volatility in the global capital markets, which could adversely affect the company’s ability to access the capital markets.

•

It is possible that the continued spread of COVID-19 could delay the future recruitment or impact the read-out of clinical trials and therefore could lead to an indication of impairment in the intangible assets.

•	The continued pandemic could cause the delay of clinical trials conducted by our partners, which could potentially have an adverse impact on the future license income.

We have applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions that reflect expectations and assumptions as at June 30, 2020 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended June 30, 2020 resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

Results of Operations

Comparison of Fiscal Year Ended June 30, 2020 to Fiscal Year Ended June 30, 2019

Revenue

Licensing revenue increased significantly from A$140,000 in fiscal year 2019 to A$7.49 million in fiscal year 2020, mainly attributed to the GSK milestone payment of GBP 4 million (A$7.49 million) received in this fiscal year related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

Other Income

Other income increased by A$1.7 million to A$ 9.0 million for fiscal year 2019 from A$7.3 million for fiscal year 2019.

The research material sales decreased from A$1.16 million in fiscal year 2019 to A$280,000 in fiscal year 2020 due to a single bigger purchase by customer in fiscal year 2019.

In June 2020, Immutep received a cash rebate of A$1.44 million from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2019 mainly related to the TACTI-mel and TACTI-002 trials being conducted in Australia. In addition, Immutep has recognised approximately A$1.16 million grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2020.

Our French subsidiary received two cash grants from the French Crédit d’Impôt Recherche scheme during fiscal 2020. In October 2019, it received €1.57 million (approximately A$2.58 million) for the eligible research and development expenditures incurred in the 2018 calendar year in Europe. In May 2020, it received €2.17 million (approximately A$3.58 million) for the eligible research and development expenditures incurred in the 2019 calendar year in Europe. The French subsidiary has also recognised A$1.98 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in first half of calendar year 2020.

There was a net gain on fair value movement of warrants of A$2.2 million from fiscal year 2020 compared to A$1.0 million for fiscal year 2019.

Interest income decreased from A$397,000 in fiscal year 2019 to A$200,000 in fiscal year 2020. The decrease was mainly due to the decrease in weighted average interest rates. Total revenue and other income increased from A$7.49 million in fiscal year 2019 to A$16.5 million in fiscal year 2020, which is a 120% increase.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$16.59 million in fiscal year 2019 to A$20.40 million in fiscal year 2020. The significant increase was primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

While clinical trial costs related to AIPAC and TACTI-mel are expected to decline given both of these trials are being finalised, costs related to TACTI-002 are expected to rise further as the predefined number of patient responses to the combination treatment were observed in the initial patient cohorts, warranting further recruitment of patients into stage 2 of two of the three patient Parts so far.

Corporate Administrative Expenses

Corporate administrative expenses for fiscal year 2020 were A$6.34 million compared to A$6.37 million for fiscal year 2019.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$2.1 million for fiscal year 2020 from A$1.9 million for fiscal year 2019. This was mainly due to the foreign currency translation difference.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$1.1 million for fiscal year 2020 compared to A$1.0 million for fiscal year 2019. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net Loss

The loss after tax for fiscal year 2020 of A$13,468,232 was significantly lower compared to A$18,343,984 for fiscal year 2019, mainly due to the significant increase in the license revenue.

Comparison of Fiscal Year Ended June 30, 2019 to Fiscal Year Ended June 30, 2018

Revenue

Revenue from ordinary activities decreased from A$2.63 million in fiscal year 2018 to A$0.14 million in fiscal year 2019, which is attributed to lower amount of payments received from the Company’s licensing partners in this fiscal year compared to the previous year.

Other Income

Other income increased by A$2.6 million to A$ 7.3 million for fiscal year 2019 from A$4.7 million for fiscal year 2018.

The research material sales increased from A$1.01 million in fiscal year 2018 to A$1.16 million in fiscal year 2019 due to sales growth of our LAG-3 products used in research.

In March 2019, Immutep received a A$0.87 million cash rebate from the Australian Federal Government’s R&D tax incentive program, which was provided in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2018 and mainly related to our TACTI-mel trial being conducted in Australia. In addition, Immutep has recognized approximately A$1.29 million grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2019.

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

Interest income increased from A$0.18 million in fiscal year 2018 to A$0.40 million in fiscal year 2019. The increase was due to the increase in the level of cash held on term deposit and an increase in weighted average interest rates.

There was a net gain on fair value movement of warrants of A$1.0 million from fiscal year 2019. In comparison, there was a net loss on fair value movement of warrants of A$0.19 million in fiscal year 2018.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased by A$6.6 million to A$16.59 million in fiscal year 2019. The significant increase was expected and was primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

Whilst clinical trial costs related to AIPAC and TACTI-mel are expected to decline given both of these trials are fully recruited, costs related to TACTI-002 are expected to rise further if the predefined number of patient responses to the combination treatment are observed in any of the three initial patient cohorts, which would warrant further recruitment of patients for the relevant cohort.

Corporate Administrative Expenses

Corporate administrative expenses for fiscal year 2019 were A$6.37 million compared to A$7.24 million for fiscal year 2018 largely due to the lower employee share-based payment expenses.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to A$1.9 million for fiscal year 2019 from A$1.8 million for fiscal year 2018. This was mainly due to the foreign currency translation difference.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$1.0 million for fiscal year 2019 compared to A$0.9 million for fiscal year 2018. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net Loss

The loss after tax for fiscal year 2019 of A$ 18,343,984 was significantly higher compared to A$12,746,020 for fiscal year 2018, mainly due to the increase in research and development activities and decrease in the license revenue.

New Accounting Standards and Interpretations Not Adopted

New and amended standards not yet adopted by the Company

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2020 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 101(IAS 1) Presentation of Financial Statements

The AASB issued a narrow-scope amendment to AASB 101(IAS1) Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (eg. the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101 means when it refers to the ‘settlement’ of a liability.

Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The amendment should be applied for annual periods beginning on or after January 1, 2022. Management are still assessing the impact on adopting the amendment to AASB 101(IAS 1).

There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible notes, operating grants and interest earned from cash on term deposit. For further information, refer to note 15 to our audited financial statements included in this annual report.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, share-based payments and executive and employee compensation in the last five fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2016	31,013,634	13,477,930
Ordinary Shares – exercise of performance rights and options	2017	1,811,199	1
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2018	94,633,973	16,142,679
Ordinary Shares – private placement and exercise of warrants	2019	36,251,563	5,792,343
Ordinary Shares – private placement and fully underwritten entitlement offer	2020	148,769,070	20,555,622

All number of shares in the table above has been adjusted for the 10 to 1 share consolidation completed in November 2019.

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

In July 2019, we completed a private placement of our ordinary shares. In August 2019, we completed an underwritten pro rata non-renounceable entitlement offer. In total, we raised A$10 million before transaction costs.

In May 2020, we completed a private placement of our ordinary shares that raised A$12.0 million before transaction costs.

Capital Requirements

As of June 30, 2020, we had year-end cash and cash equivalents of A$26.3 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months from the date of this filing. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

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

Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2020	2019	2018
	A$	A$	A$
Net cash used in operating activities	(10,839,339)	(15,286,398)	(7,776,703)
Net cash used in investing activities	(19,348)	(41,434)	(11,893)
Net cash provided by (used in) financing activities	20,478,081	8,012,715	18,404,567
Net increase (decrease) in cash and cash equivalents	9,619,394	(7,315,117)	10,615,971
Effect of exchange rate on cash and cash equivalents	134,671	407,578	622,576
Cash and cash equivalents at beginning of period	16,567,982	23,475,521	12,236,974
Cash and cash equivalents at end of period	26,322,047	16,567,982	23,475,521

Operating Activities

Net cash used in operating activities was A$10.8 million, A$15.3 million and A$7.8 million during fiscal years 2020, 2019 and 2018, respectively. Payments to suppliers and employees account for almost all of the amounts above for R&D and administrative purposes. Payments to suppliers and employees increased by A$7.0 million during fiscal year 2020 primarily due to the increased clinical trial activities, especially in TACTI-002 and AIPAC.

During fiscal years 2020, 2019 and 2018, our payments to suppliers and employees were offset by license revenue received of A$7.5million, A$0.1 million and A$2.6 million, respectively, interest income received of A$0.2 million, A$0.4 million, and A$0.1 million, respectively, and grant income received of A$ 7.7 million, A$ 2.7 million and A$2.0 million, respectively.

Investing Activities

Net cash used in investing activities was A$19,348 during fiscal year 2020, while net cash used in investing activities was A$41,434 during fiscal year 2019 and net cash used in investing activities was A$11,893 during fiscal year 2018. The net cash outflow for fiscal year 2019 and 2018 was due to the purchase of plant and equipment.

Financing Activities

Net cash provided by financing activities during fiscal year 2020 was A$20.5 million and $8.0 million during fiscal year 2019. Net cash provided by financing activities was A$18.4 million during fiscal year 2018. Net cash provided by financing activities during (i) fiscal 2020 was primarily attributable to the placement of A$4.0 million, underwritten entitlement offer of A$6.0 million and another placement of A$12 million, (ii) fiscal 2019 was primarily attributable to a registered direct offer of ADSs (A$6.6 million) and exercising of warrants (A$1.5 million), (iii) fiscal 2018 was primarily attributable to a registered direct offer (A$5.2 million), a private placement of ordinary shares (A$6.9 million) and Securities Purchase Agreement (A$6.3 million).

At June 30, 2020, we had A$26.3 million in cash and cash equivalents compared with 2019, where we had A$16.6 million in cash and cash equivalents. At June 30, 2018, we had A$23.5 million in cash and cash equivalents.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are the ongoing AIPAC 227 patient Phase IIb study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 as an adjuvant to a standard chemotherapy treatment regimen of paclitaxel, TACTI-002 Phase II study in up to 109 patients. and our pilot Phase I TACTI-mel study for 24 patients who are being dosed with IMP321 in combination with KEYTRUDA® (pembrolizumab). Whilst clinical trial costs related to AIPAC and TACTI-mel are expected to decline further given both of these trials are being finalized, costs related to TACTI-002 are expected to rise further as the predefined number of patient responses to the combination treatment were observed in the initial patient cohorts, warranting further recruitment of patients into stage 2 of two of the three patient Parts so far.

It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with IMP321, as well as commence the recently announced trials with our partners. Expenses will also increase as we continue to progress the pre-clinical development of IMP761.

E. Off-Balance Sheet Arrangements

During fiscal years 2020, 2019 and 2018, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

Convertible note liability

Convertible note liability At June 30, 2020	Less than 12 months $	Between 1 and 5 years $	> 5 years $	Total contractual cash flows $	Carrying Amount $
Convertible note liability	—		17,876,076	17,876,076	8,789,113

Operating leases

	Consolidated
	30 June 2020 $	30 June 2019 $
Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	—	126,148

One to three years	—	137,417

	—	263,565

Operating lease commitments as at June 30, 2019 includes contracted amounts for leases of premises under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated.

From July 1, 2019, the company has recognised right-of-use assets and lease liability for these leases, except for short term and low-value leases.

Contractual maturities of financial liabilities At June 30, 2020	Less than 12 months $	Between 1 and 5 years $	> 5 years $	Total contractual cash flows $	Carrying Amount $
Lease liability	137,025	136,154	—	273,179	262,383

Contingent liabilities

The Group does not have material Contingent liabilities outstanding as of June 30, 2020.

Capital commitments

The Group does not have material future capital expenditure outstanding as of June 30, 2020.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2020.

Name	Age	Position
Russell Howard, Ph.D. (1)	70	Chairman and Non-Executive Chairman
Pete Meyers (3)	51	Deputy Chairman and Non-Executive Director
Grant Chamberlain (2)	49	Non-Executive Director
Marc Voigt	47	Executive Director, Chief Executive Officer, Chief Financial Officer and
Frédéric Triebel	65	Chief Scientific Officer & Chief Medical Officer
Deanne Miller	43	Chief Operating Officer, General Counsel & Company Secretary

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.

Dr. Russell Howard, Ph.D. Dr. Russell Howard has been a Non-Executive Director of Immutep since May 8, 2013 and has been appointed as Non-Executive Chairman on November 17, 2017. He is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company NovoNutrients Inc. (formerly Oakbio, Inc.) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

Mr. Pete Meyers. Pete Meyers has been a Non-Executive Director of Immutep since February 12, 2014 and appointed as Non-Executive Deputy Chairman on November 17, 2017. He is also the Chief Financial Officer of Eagle Pharmaceuticals, Inc. (NASDAQ: EGRX).    Prior to joining Eagle Pharmaceuticals, Mr. Meyers served in Chief Financial Officer roles at Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and also serves on the Board of Directors of East End Hospice, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Mr. Grant Chamberlain. Mr Chamberlain has been a Director of Immutep since August 21, 2017. He is a partner of One Ventures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He has over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

Mr. Marc Voigt. Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 20 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

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

Ms. Deanne Miller. Ms. Miller joined Immutep as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

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

Non-executive directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

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

The purpose of a performance bonus is to reward individual performance in line with our objectives. Consequently, performance-based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome. This is regularly measured in respect of performance against key performance indicators.

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful contract negotiations.

•	Achievement of research project milestones within scheduled time and/or budget.

•	Our share price reaching a targeted level on the ASX over a period of time.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal 2020.

June 30, 2020	Short-term Benefits					Post Employment Benefits	Long- term Benefits	Share-based Payments			Total
	Cash salary and fees A$		Cash bonus A$	Non Monetary* A$		Super- annuation A$	Long service leave A$	Executive Performance rights* A$		Options issued A$	A$
Non-Executive Directors
Dr. R. Howard	82,192		—	60,725	[1]	7,808	—	—		—	150,725
Mr. P. Meyers	—		—	187,046	[2]	—	—	—		—	187,046
Mr G Chamberlain	—		—	45,050	[3]	—	—	—		—	45,050
Mr. M. Voigt	411,418	**	45,000	—		—	—	469,830	[4,5]	—	926,248
Other Key Management Personnel
Dr. F. Triebel	279,123	**	—	—		—	—	325,313	[4,6]	—	604,436
Ms. D. Miller	220,000		30,000	—		23,750	6,367	219,545	[4,6]	—	499,662

	992,733		75,000	292,821		31,558	6,367	1,014,688		—	2,413,167

All performance rights and share prices have been adjusted for the 10 to 1 share consolidation in November 2019.

*	The remuneration recognised for Non-Monetary benefits and Executive performance rights is measured in accordance with AASB 2 (IFRS 2) Share Based payments at the historical grant date fair value.
**	The cash salary for both Mr. Voigt and Dr. Triebel remains the same as fiscal year 2019. The variances are from the foreign currency translation.

(1) Dr. Russell Howard was issued 1,000,000 performance rights to vest over 4 tranches in accordance with shareholder approval received at the Annual General Meeting of Shareholders on November 16, 2018. The 1,000,000 performance rights were granted in lieu of additional cash to compensate Dr Howard for his additional responsibilities due to his elevation to the role of Chairman following the retirement of the previous Chairman from the date of the 2017 AGM. As explained in the Appendix 3Y for Dr Howard released to ASX on December 22, 2017 and the 2018 AGM notice of meeting, the total number of performance rights proposed by the Company was calculated based on 4 years of director’s fees at $60,000 p.a. divided by $0.24 (being the 5 day VWAP up to and including December 15, 2017). However, the fair value of Dr Howard’s performance rights for the purposes of this financial report reflects the prevailing share price as at the date of shareholder approval of his performance rights, in accordance with the applicable accounting standards.

The first tranche of 250,000 performance rights vested on December 1, 2018 (being for continued service from November 18, 2017 to November 17, 2018). The second tranche of 250,000 performance rights vested on December 1, 2019 (being for continued service from November 18, 2018 to November 17, 2019). The third tranche of 250,000 performance rights is due to vest on December 1, 2020 (being for continued service from November 18, 2019 to November 17, 2020). The final 250,000 rights will vest on December 1, 2021 (being continued service from November 18, 2020 to November 17, 2021).

(2) Mr. Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 25, 2016.

As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 p.a. divided by $0.384 (being the 5-day VWAP up to and including September 9, 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 181,425 performance rights vested on October 1, 2017 (being for service from February 1, 2017 to September 30, 2017). The second tranche of 273,636 performance rights vested on October 1, 2018 (being for service from October 1, 2017 to September 30, 2018). The third tranche of 273,637 performance rights vested on October 1, 2019 (being for service from October 1, 2018 to September 30, 2019). The final 273,637 will vest on October 1, 2020 (being for service from October 1, 2019 to September 30, 2020).

On December 2, 2019, Mr. Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 1, 2019. As indicated in the 2016 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights (post share consolidation) will vest on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights due to vest on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights due to vest October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

(3) Mr. G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 17, 2017. As indicated in the 2017 AGM notice of meeting, the number of performance rights was calculated based on 3.12 years of directors’ fees at $90,000 p.a. divided by $0.2111 (being the 5-day VWAP up to and including August 21, 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 473,929 performance rights vested on October 1, 2018 (being for service from August 21, 2017 to September 30, 2018). The second tranche of 426,653 performance rights vested on October 1, 2019 (being for service from October 1, 2018 to September 30, 2019). The third tranche of 426,654 performance rights is due to vest on October 1, 2020 (being for service from October 1, 2019 to September 30, 2020).

(4) Vesting dates for the Performance Rights issued to Mr. Voigt, Ms. Miller, and Dr. Triebel on December 4, 2017 were as follows: One-third vested on December 1, 2017 to Mr M Voigt, Ms D Miller, and Dr F Triebel; One-third vested on December 1, 2018 to Mr. M Voigt, Ms. D Miller, and Dr. F Triebel. One-third vested on December 1, 2019 to Mr. M Voigt, Ms. D Miller, and Dr. F Triebel.

(5) On December 2, 2019, Mr. Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 1, 2019. One-third is due to vest on October 1, 2020; One-third is due to vest on October 1, 2021 and One-third is due to vest on October 1, 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

(6) On October 3, 2019, Ms. Deanne and Dr. Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP).

The vesting date for the Performance Rights issued to Ms Miller and Dr. Triebel during the year are as follows:

•	1/3 are due to vest on October 1, 2020 to Ms. Miller and Dr Triebel.

•	1/3 are due to vest on October 1, 2021 to Ms. Miller and Dr. Triebel.

•	1/3 are due to vest on October 1, 2022 to Ms. Miller and Dr. Triebel.

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Service Agreements

The following members of key personnel have service agreements as at June 30, 2020 as follows:

Mr. Marc Voigt	Managing Director, Chief Executive Officer and Chief Financial Officer

Agreement commenced:	July 9, 2014

Details

The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on July 9, 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary including superannuation	€250,000.

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	December 12, 2014

Details

Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

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

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2020, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

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

Name	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	For- feited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date********	For- feited	Financial years in which rights may vest
	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	1,000,000	390,000	50.00	250,000	62,500	—	2019, 2020, 2021 & 2022
Mr P Meyers	—	—	2017 2019	** ******	1,002,335 1,500,000	370,864 420,000	73 —%	273,637 —	71,145 —	— —	2018, 2019, 2020 & 2021 2022, 2023 & 2024
Mr G Chamberlain	—	—	2017	***	1,327,236	278,719	68%	426,653	110,930	—	2019, 2020 & 2021
Mr M Voigt	100%	—	2017 2019	***** ******	5,000,000 3,600,000	1,200,000 1,008,000	100 —%	1,666,667 —	433,333 —	— —	2018, 2019 & 2020 2021, 2022 & 2023
Mr F Triebel	—	—	2017 2019	**** ******	3,500,000 2,700,000	805,000 702,000	100 —%	1,166,667 —	303,333 —	— —	2018, 2019 & 2020 2021, 2022 & 2023
Ms D Miller	100%	—	2017 2019	**** ******	2,500,000 1,800,000	575,000 468,000	100 —%	833,334 —	208,334 —	— —	2018, 2019 & 2020 2021, 2022 & 2023

A	On November 5, 2019, there was a 10 to 1 share consolidation. All performance rights issued during the year have therefore been adjusted accordingly.

*

Dr Russell Howard was issued 1,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 16, 2018.

The first tranche of 250,000 performance rights vested on December 1, 2018 (being for continued service from November 18, 2017 to November 17, 2018). The second tranche of 250,000 performance rights vested on December 1, 2019 (being for continued service from November 18, 2018 to November 17, 2019). The third tranche of 250,000 performance rights is due to vest on December 1, 2020 (being for continued service from November 18, 2019 to November 17, 2020).

The final 250,000 rights will vest on December 1, 2021 (being continued service from November 18, 2020 to November 17, 2021).

**	Mr Pete Meyers was issued 1,002,335 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 25, 2016.

The first tranche of 181,425 performance rights vested on October 1, 2017 (being for service from February 1, 2017 to September 30, 2017). The second tranche of 273,636 performance rights vested on October 1, 2018 (being for service from October 1, 2017 to September 30, 2018). The third tranche of 273,637 performance rights vested October 1, 2019 (being for service from October 1, 2018 to September 30, 2019). The final 273,637 will vest on October 1, 2020 (being for service from October 1, 2019 to September 30, 2020).

***

Mr Grant Chamberlain was issued 1,327,236 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 17, 2017.

The first tranche of 473,929 performance rights vested on October 1, 2018 (being for service from August 21, 2017 to September 30, 2018). The second tranche of 426,653 performance rights vested on October 1, 2019 (being for service from October 1, 2018 to September 30, 2019). The third tranche of 426,654 performance rights is due to vest on October 1, 2020 (being for service from October 1, 2019 to September 30, 2020).

****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on December 1, 2017

•	1/3 vested on December 1, 2018

•	1/3 vested on December 1, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and meeting pre-determined KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

*****	Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:

•	1/3 vested on December 1, 2017

•	1/3 to vest on December 1, 2018

•	1/3 to vest on December 1, 2019

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.

******	Performance rights were granted under the EIP. Short-term incentive performance rights vest in three tranches as follows:

•	1/3 are due to vest on October 1, 2020

•	1/3 are due to vest on October 1, 2021

•	1/3 are due to vest on October 1, 2022

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. These rights were issued pre-share consolidation, adjusted, and shown on a post consolidation basis.

******* The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

Equity instruments held by key management personnel

The tables below show the number of:

(i)	Options over ordinary shares in the Company;

(ii)	Performance rights over ordinary shares in the Company;

(iii)	Shares in the company that were held during the fiscal year by key management personnel of the Group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

As at June 30, 2020 and 2019, there were no options holdings outstanding and no movements during the financial year ended June 30, 2020.

(ii) Performance Rights holdings

2020	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares**
Dr Russell Howard	750,000	—	(250,000)	—	500,000	—	500,000
Mr Pete Meyers	547,274	1,500,000	(273,637)	—	1,773,637	—	1,773,637
Mr Marc Voigt	1,666,667	3,600,000	(1,666,667)	—	3,600,000	—	3,600,000
Mr Grant Chamberlain	853,307	—	(426,653)	—	426,654	—	426,654
Ms Deanne Miller	833,334	1,800,000	(833,334)	—	1,800,000	—	1,800,000
Dr Frédéric Triebel	1,166,667	2,700,000	(1,166,667)	—	2,700,000	—	2,700,000

	5,817,249	9,600,000	(4,616,958)	—	10,800,291	—	10,800,291

**	On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights have therefore been adjusted retrospectively.

(iii)	Ordinary Share holdings

2020	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	250,000	250,000	—	—	500,000
Mr Pete Meyers	1,227,121	273,637	—	—	1500,758
Mr Marc Voigt	5,827,196	1,666,667	—	153,582	7,647,445
Mr Grant Chamberlain	473,931	426,653	—	400,785	1,301,369
Ms Deanne Miller	2,314,421	833,334	—	(143,863)	3,003,892
Dr Frédéric Triebel	4,413,106	1,166,667	—	373,991	5,953,764

Total ordinary shares	14,505,775	4,616,958	—	784,495	19,907,228

ADRs
Mr Marc Voigt	45	—	—	—	45

Total ADSs	45	—	—	—	45

On 5 November 2019, there was a 10 to 1 share consolidation. The number of shares has therefore been adjusted retrospectively.

Shares under option

Unissued ordinary shares of Immutep Limited under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price			Number**		Listed/Unlisted Options
August 5, 2015	August 4, 2020		$0.0235		37,144,524		Unlisted
October 30, 2015	October 30, 2020		$0.568		79,311		Unlisted
March 7, 2016	March 7, 2021		$0.398		102,628		Unlisted
August 5, 2015	August 4, 2025		$0.248		847,600		Unlisted
July 4, 2017	January 5, 2023	US$	0.249	*	15,537,180	*	Unlisted
December 21, 2018	February 12, 2022	US$	0.249	*	20,800,000	*	Unlisted

					74,511,243

* 1 American Depository Share (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up and their exercise prices adjusted accordingly in the above table to be comparable.

**	On 5 November 2019, there was a 10 to 1 share consolidation. All amounts have therefore been adjusted accordingly.

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2020.

2020 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
November 17, 2017	0.240	1,666,667	—	(1,666,667)	—	—	—
November 28, 2017	0.230	500,000	—	—	—	500,000	—
November,29, 2017	0.230	2,000,001	—	(2,000,001)	—	—	—
October 2, 2018	0.470	775,118	—	(387,558)	—	387,560	—
October 3, 2019	0.260	—	4,500,000	—	—	4,500,000	—
November 1, 2019	0.280	—	3,600,000	—	—	3,600,000	—
January 2, 2020	0.260	—	2,850,000	—	—	2,850,000
		4,941,786	10,950,000	(4,054,226)	—	11,837,560	—

On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value have therefore been adjusted retrospectively for the share consolidation.

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of four directors, including three non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his appointment (whichever is the longer period) without submitting himself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting (“AGM”) when he or she shall be eligible for election.

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Russell Howard	Non-Executive Director	2013	November 2021
Pete Meyers	Non-Executive Director	2014	November 2022
Grant Chamberlain	Non-Executive Director	2017	November 2020*
Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*

The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every AGM. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Grant Chamberlain will stand for re-election at the Company’s AGM in 2020.

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

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During the year ended June 30, 2020, we varied from the Recommendations in the following area:

•	The Board adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations on June 1, 2020

2.

Structure the Board to add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2020, we varied from the Recommendations in the following area:

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

As of June 30, 2020, we had 26 employees. Of these employees, 17 were employed in research and development, one in intellectual property management and 8 in general management and administration. Of these 26 employees, 7 were located in Australia, 3 were located in France and 16 were located in Germany. As at the end of fiscal years 2018 and 2019 we had 19 and 24 employees, respectively. The number of employees increased by approximately 8% during fiscal year 2020.

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

The following table sets forth certain information as of June 30, 2020 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 487,630,938 ordinary shares issued and outstanding as of June 30, 2020.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Russell Howard	500,000	*	0.10%
Pete Meyers	1,500,758	*	0.31%
Marc Voigt	7,647,445 450	**	1.57 —%
Grant Chamberlain	1,301,369	*	0.27%
Deanne Miller	3,003,892	*	0.62%
Frédéric Triebel	5,953,764		1.22%

All directors and executive officers as a group (6 persons) –	19,907,678		4.09%

*	Less than 1%.
**	Held by Marc Voigt in the form of 45 ADSs listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the only beneficial owner of 5% or more of our ordinary shares as of June 30, 2020 was Australian Ethical Investment Ltd.

On July 17, 2019, Australian Ethical Investment Ltd increased its ownership of our ordinary shares to 5.06%. On August 9, 2019, Australian Ethical Investment Ltd decreased its ownership below 5%. On May 5, 2020, Australian Ethical Investment Ltd increased its ownership of our ordinary shares to 6.56%.

The Bank of New York Mellon Corporation (BNYM), as depositary of the ADR program, owned 26.13% of our ordinary shares as at September 10, 2020. BNYM has a relevant interest in 127,430,759 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

As of June 30, 2020, there were 11,976 holders of record of our ordinary shares, of which 9 holders, holding approximately 0.42% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees (Australia) Ltd, which held 31% of our ordinary shares as of August 26, 2020.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B.	Related Party Transactions

We operate inter-company loan accounts with our wholly owned subsidiaries. All inter-company transactions and loan balances are eliminated in full on consolidation.

During fiscal years 2020 and 2019, there were no related party transactions.

During fiscal 2018, in addition to Director’s fees, consultancy fees of A$49,500 for post directorship executive duties were paid to Barton Place Pty Ltd, a corporation in which our former director Albert Wong has a beneficial interest.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2020, 2019 and 2018 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia as of June 30, 2020 and 2019, and for each of the three years ended June 30, 2020 is included therein immediately preceding the financial statements.

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

Our ordinary shares have traded on the ASX under the symbol “PRR” from our initial public offering on July 9, 2001 until the company changed its name from Prima BioMed to Immutep Limited in November 2017. With effect from December 1, 2017, the Company now trades on the ASX under the symbol “IMM”. The ADSs have traded on the NASDAQ Global Market under the symbol “PBMD” from April 16, 2012 and following the change of name of Prima BioMed Ltd to Immutep Limited, now trade under the symbol “IMMP”.

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

Australian law requires the transfer of shares in our company to be made in writing or electronically through the Clearing House Electronic Sub-register System .

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

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal 2020. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax (at a rate of 24% under current law). Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation, (ii) satisfies an applicable exemption, or (iii) furnishes correct taxpayer identification.

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

I.	Subsidiary Information

We currently have the following significant subsidiaries:

•	Immutep USA Inc, a 100% owned subsidiary of Immutep Limited, incorporated in the State of Delaware in the United States.

•	Immutep GmbH, a 100% owned subsidiary of Immutep Limited, incorporated in Germany.

•	Immutep Australia Pty Ltd, a 100% owned subsidiary of Immutep Limited, incorporated in Australia.

•	Immutep S.A.S., a 100% owned subsidiary of Immutep Limited, incorporated in France.

These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2020		June 30, 2019
	USD	EUR	USD	EUR
Cash in bank	5,109,237	5,648,580	10,023,299	1,556,444
Trade and other receivables	—	1,201,913	85,555	3,740,827
Trade and other payables	(404,525)	(581,556)	(921,843)	(1,267,647)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

On December 28, 2016, we changed the ordinary share-to-ADS ratio from 30:1 to 100:1. ADS sale prices for dates prior to such change are adjusted to give effect to such change. After the completion of 10 to 1 share consolidation in November 2019, we changed the ADS ratio from 100:1 to 10:1, Each ADS now represents 10 ordinary shares.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2020, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2020, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2020 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2020.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2020 and 2019.

PricewaterhouseCoopers

	Fiscal 2020 A$	Fiscal 2019 A$
Audit fees	282,580	274,078
Other audit-related services in relation to US regulatory filings	—	22,950

Total remuneration of PricewaterhouseCoopers Australia	282,580	297,028

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

The following financial statements are filed as part of this annual report on Form 20-F.

Immutep Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Immutep Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2020 and June 30, 2019, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and June 30, 2019, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board.

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

Newcastle, Australia

25 September 2020

We have served as the Company’s auditor since 2011.

PricewaterhouseCoopers, ABN 52 780 433 757

Level 3, 45 Watt Street, PO Box 798, NEWCASTLE NSW 2300

T: +61 2 4925 1100, F: +61 2 4925 1199, www.pwc.com.au

IMMUTEP LIMITED

CONSOLIDATED BALANCE SHEETS

(in Australian dollars, except number of shares)

		June 30,
	Note	2020 A$	2019 A$
ASSETS
Current Assets
Cash and cash equivalents	7	26,322,047	16,567,982
Current receivables	8	3,293,692	5,194,126
Other current assets	9	1,536,135	1,779,716

Total Current Assets		31,151,874	23,541,824

Non-Current Assets
Plant and equipment	10	49,356	52,950
Intangibles	11	15,194,807	16,946,725
Right of use assets	18	201,215	—

Total Non-Current Assets		15,445,378	16,999,675

TOTAL ASSETS		46,597,252	40,541,499

Current Liabilities
Trade and other payables	13	2,934,367	5,060,368
Employee benefits	16	300,466	238,570
Lease liability	18	129,412	—

Total Current Liabilities		3,364,245	5,298,938

Non-Current Liabilities
Convertible note liability	15	8,789,113	7,642,707
Warrant liability	14	949,600	3,164,413
Employee benefits	17	61,978	47,725
Lease liability	18	132,971	—
Deferred tax liability	12	—	—

Total Non-Current Liabilities		9,933,662	10,854,845

TOTAL LIABILITIES		13,297,907	16,153,783

NET ASSETS		33,299,345	24,387,716

EQUITY
Contributed equity	19	242,990,507	221,091,591
Reserves	20	66,014,899	65,533,954
Accumulated losses	20	(275,706,061)	(262,237,829)

Equity attributable to the owners of Immutep Limited		33,299,345	24,387,716

TOTAL EQUITY		33,299,345	24,387,716

The above consolidated balance sheets should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2020 A$	2019 A$	2018 A$
Revenue
License revenue		7,486,444	139,782	2,630,484
Other income
Research material sales		279,805	1,155,065	1,008,678
Grant income		5,973,034	4,342,364	3,214,441
Net gain on foreign exchange		346,331	493,736	322,518
Net gain on fair value movement of warrants	14	2,214,813	961,176	—
Interest income		199,541	397,281	177,186

Total revenue and other income		16,499,968	7,489,404	7,353,307

Expenses
Research & development and intellectual property	5	(20,395,982)	(16,591,201)	(9,989,830)
Corporate administrative expenses	5	(6,335,679)	(6,366,161)	(7,242,061)
Depreciation and amortization expenses	5	(2,079,639)	(1,879,151)	(1,808,929)
Net loss on fair value movement of warrants	14	—	—	(189,983)
Finance costs	18	(10,457)	—	—
Changes in fair value of convertible note liability	15	(1,146,406)	(996,875)	(866,848)

Loss before income tax expense		(13,468,195)	(18,343,984)	(12,744,344)
Income tax(expense)/ benefit	6	(37)	—	(1,676)

Loss after income tax expense for the year		(13,468,232)	(18,343,984)	(12,746,020)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		99,957	558,415	1,329,119

Other comprehensive income/(loss) for the year net of tax		99,957	558,415	1,329,119

Total comprehensive loss for the year		(13,368,275)	(17,785,569)	(11,416,901)

Loss for the year is attributable to:
Owners of Immutep Limited		(13,468,232)	(18,343,984)	(12,746,020)

		(13,468,232)	(18,343,984)	(12,746,020)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(13,368,275)	(17,785,569)	(11,416,901)

		(13,368,275)	(17,785,569)	(11,416,901)

		Cents	Cents (Restated*)	Cents (Restated*)
Basic loss per share	30	(3.36)	(5.48)	(4.63)
Diluted loss per share	30	((3.36)	(5.48)	(4.63)

*The Group restated the fiscal year 2018 and 2019 EPS figures to reflect (i) the bonus element of shares issue arising from the capital raising in fiscal year 2020, and (ii) a 10 to 1 share consolidation on November 5, 2019.

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2020 A$	2019 A$	2018 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(26,579,450)	(19,553,135)	(13,572,384)
Cash receipts from grant income and government incentives		7,702,775	2,669,806	2,035,997
Cash receipts from license revenue		7,486,444	139,782	2,630,484
Cash receipts from research material sales		327,876	1,064,840	1,005,375
Interest received		229,348	410,630	127,033
Income Tax paid		(37)	—	(1,676)
Payment for interest on leases		(6,295)	—	—
Payment for security deposit		—	(18,321)	(1,532)

Net cash flows used in operating activities	29	(10,839,339)	(15,286,398)	(7,776,703)

Cash flows related to investing activities
Payments for plant and equipment		(19,348)	(41,434)	(11,893)

Net cash flows used in investing activities		(19,348)	(41,434)	(11,893)

Cash flows related to financing activities*
Proceeds from issue of shares and options	19	22,030,556	4,871,250	16,968,200
Proceeds from issue of warrants	14	—	2,457,259	2,755,375
Proceeds from exercising of warrants	14	—	1,457,318	—
Share issue transaction costs	19	(1,474,934)	(536,225)	(825,521)
Principal elements of lease payments		(77,541)	—	—
Transaction costs of warrant issues	5	—	(236,887)	(493,487)

Net cash flows provided by (used in) financing activities		20,478,081	8,012,715	18,404,567

Net (decrease) increase in cash and cash equivalents		9,619,394	(7,315,117)	10,615,971
Effect of exchange rate on cash and cash equivalents		134,671	407,578	622,576
Cash and cash equivalents at the beginning of the year		16,567,982	23,475,521	12,236,974

Cash and cash equivalents at the end of the year	7	26,322,047	16,567,982	23,475,521

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 15 to the financial statements

•	Fair value movement of warrant liability disclosed in Note 14 to the financial statements

•	Exercise of vested performance rights for no cash consideration disclosed in Note 20 to the financial statements

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

IMMUTEP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2017	195,352,543	63,018,575	(231,838,812)	26,532,306
Other comprehensive income for the year, net of tax	—	1,329,119	—	1,329,119
Loss after income tax expense for the year	—	—	(12,746,020)	(12,746,020)

Total comprehensive income/(loss) for the year	—	1,329,119	(12,746,020)	(11,416,901)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	16,142,679	—	—	16,142,679
Employee share based payment	—	2,263,843	—	2,263,843
Exercise of vested performance rights	1,737,497	(1,737,497)	—	—

Balance at June 30, 2018	213,232,719	64,874,040	(244,584,832)	33,521,927

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2018	213,232,719	64,874,040	(244,584,832)	33,521,927
Other comprehensive income for the year, net of tax	—	558,415	—	558,415
Loss after income tax expense for the year	—	—	(18,343,984)	(18,343,984)

Total comprehensive income/(loss) for the year	—	558,415	(18,343,984)	(17,785,569)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	4,335,025	—	—	4,335,025
Exercise of warrants	2,043,359	—	690,987	2,734,346
Employee share based payment	—	1,581,987	—	1,581,987
Exercise of vested performance rights	1,480,488	(1,480,488)	—	—

Balance at June 30, 2019	221,091,591	65,533,954	(262,237,829)	24,387,716

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2019	221,091,591	65,533,954	(262,237,829)	24,387,716
Other comprehensive income for the year, net of tax	—	99,957	—	99,957
Loss after income tax expense for the year	—	—	(13,468,232)	(13,468,232)
Total comprehensive income/(loss) for the year	—	99,957	(13,468,232)	(13,368,275)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	20,555,622	—	—	20,555,622
Employee share based payment	—	1,724,282	—	1,724,282
Exercise of vested performance rights	1,343,294	(1,343,294)	—	—
Balance at June 30, 2020	242,990,507	66,014,899	(275,706,061)	33,299,345

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

During the financial year ended June 30, 2020, the novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation in March 2020. This has spread rapidly throughout the world, including Australia, causing significant disruption to business and economic activity. The Group has business continuity procedures in place and is addressing health and safety risks whilst continuing to carry out ongoing clinical trials. The Group’s operations have been maintained with minimal disruption and have undertaken extensive additional measures to ensure the safety and wellbeing of its people, patients, suppliers, and stakeholders.

For the Group, the ongoing COVID-19 pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements. A thorough consideration of potential COVID-19 impacts on carrying values of assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements.

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

(ii) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2019: AASB 16 (IFRS 16) – Leases

AASB 16 (IFRS 16) Leases supersedes AASB 117(IAS 17) Leases, AASB Interpretation 4(IFRIC 4) Determining whether an Arrangement contains a lease, AASB Interpretation 115(SIC 15) Operating Leases – Incentives and AASB Interpretation 127 (SIC 27) Evaluation the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under AASB 16 (IFRS 16) is substantially unchanged from AASB 117 (IAS 17). Lessors will continue to classify leases as either operating or finance leases using similar principles as in AASB 117 (IAS 17).

The Group had to change its accounting policies as a result of adopting AASB 16 (IFRS 16). The Group has adopted AASB 16 (IFRS 16) Leases from July 1, 2019 using the modified retrospective approach but has not restated comparatives for the 2020 reporting period, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on July 1, 2019. The new accounting policies are disclosed in note 1(u) and changes in accounting policy in note 1(w).

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2020 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 101(IAS 1) Presentation of Financial Statements

The AASB issued a narrow-scope amendment to AASB 101(IAS1) Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (eg. the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101 means when it refers to the ‘settlement’ of a liability.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

a) Basis of preparation (Continued)

Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The Amendment should be applied for annual periods beginning on or after January 1, 2022. Management are still assessing the impact on adopting the amendment to AASB 101(IAS 1).

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting years and on foreseeable future transactions.

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

(v) Authorization of financial statements

The financial statements were authorised for issue, in accordance with a resolution of directors, on September 25, 2020. The directors have the power to amend and reissue the financial report.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Foreign currency translation (Continued)

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

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

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

(e) Revenue recognition

The Group has applied AASB 15 (IFRS15) from July 1, 2018. The accounting policy change has been applied using the modified retrospective approach and did not have any material effect on the financial position or performance of the Group. Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:

(i) License revenue

A license may provide another party the right to use the Group’s intellectual property as it exists at the point in time the license is granted. For these licenses, revenue is recognized at a point in time when control transfers to the licensee and the license period begins. At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments from on-going clinical trials and research.

Milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment). The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that arise based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition (Continued)

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

Other income

(i) Grant income

Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as grant income. Government grants were received by the Group under various government stimulus packages (both Australian and overseas) in relation to the impacts of COVID-19.

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

Immutep Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments (continued)

All income and expenses relating to financial assets that are recognized in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortized cost

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows.

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Impairment of financial assets

AASB 9 (IFRS 9) requires more forward-looking information to recognize expected credit losses—the ‘expected credit losses (ECL) model’. The impairment of financial assets including trade receivables is now assessed using an expected credit loss model; previously the incurred loss model was used. The accounting policy change has been applied retrospectively and did not have any material effect on the financial position or performance of the Group.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Employee benefits (continued)

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

(u) Leases

The Group leases various offices and printer equipment. Rental contracts are typically made for fixed periods of 1 to 3 years and typically have extension options of 3 months to 1 year minimum at the discretion of either the Lessor or the Lessee. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices, wherever practicable. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Leases (continued)

Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. During the financial year ended June 30, 2020, the expense recognised for short term leases was A$95,302 and the expense recognised for low value leases was A$4,090.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using an incremental borrowing rate as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations.

The Group does not provide residual value guarantees in relation to leases.

(v) Parent entity financial information

The financial information for the parent entity, Immutep Limited, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

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

(w) Changes in accounting policy

This note explains the impact of the adoption of AASB 16 (IFRS 16) Leases on the Group’s consolidated financial statements.

As indicated in note 1(a)(iii) above, the Group has adopted AASB 16 (IFRS 16) Leases retrospectively from July 1, 2019, but has not restated comparatives for the financial year 2019, as permitted under the specific transition provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on July 1, 2019. The new accounting policies are disclosed in note 1(u).

On adoption of AASB 16 (IFRS 16), the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB 117 (IAS 17) Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of July 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on July 1, 2019 was 3.75%.

(i) Practical expedients applied

In applying AASB 16 (IFRS 16) for the first time, the Group has used the following practical expedients permitted by the standard:

•	Reliance on previous assessments on whether leases are onerous

•	The accounting for operating leases with a remaining lease term of less than 12 months as at July 1, 2019 as short-term leases

•	The exclusion of initial direct costs for the measurement of the ROU asset at the date of initial application, and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Group relied on its assessment made applying AASB 117 (IAS 17) and Interpretation 4 Determining whether an Arrangement contains a Lease.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Changes in accounting policy (continued)

(ii) Measurement of lease liabilities

Reconciliation of lease commitments as at June 30, 2019 to lease liabilities recognised as at July 1, 2019 is as follows:

2019 A$
Operating lease commitments disclosed as at June 30, 2019	263,565
Less: Effect of discounting using the lessee’s incremental borrowing rate at the date of initial application	(10,359)
Less: Short-term leases recognised on a straight-line basis as expense	(43,698)
Add: New lease agreements agreed with third parties as at July 1, 2019 and discounted under AASB 16 (IFRS 16)	126,582

Lease liability recognised under AASB 16 as at July 1, 2019	336,090

Of which are:
Current lease liabilities	125,408
Non-current lease liabilities	210,682

336,090

(iii) Measurement of right-of-use assets

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at June 30, 2019.

2019 A$
Initial value of ROU asset recognised as at July 1, 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 (IFRS 16) as at July 1, 2019	323,875

(iv) Lessor accounting

The Group did not act as a lessor as at June 30, 2019 and did not need to make any adjustments to the accounting for assets held as lessor under operating leases.

NOTE 2. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.

The Group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.

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

The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the statement of comprehensive income. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2020 and June 30, 2019.

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2020		June 30, 2019
	USD	EUR	USD	EUR
Cash in bank	5,109,237	5,648,580	10,023,299	1,556,444
Trade and other receivables	—	1,201,913	85,555	3,740,827
Trade and other payables	(404,525)	(581,556)	(921,843)	(1,267,647)

Sensitivity

Based on the financial assets and liabilities held at June 30, 2020, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $685,518 lower/$685,518 higher (2019 – $918,701 lower/$918,701 higher).

Based on the financial instruments held at June 30, 2020, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $1,025,845 lower/$1,025,845 higher (2019 – $402,962 lower/$402,962 higher ), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.

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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(b) Credit risk (continued)

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2020	June 30, 2019
	$	$
Cash at bank and short-term bank deposits
Minimum rating of A	26,322,047	16,567,982

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call of $26,322,047 (2019 – $16,567,982) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

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

Contractual maturities of financial liabilities At June 30, 2020	Less than 12 months $	Between 1 and 5 years $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,934,371	—	—	2,934,371	2,934,371
Convertible note liability (refer note 15)	—	—	17,876,076	17,876,076	8,789,113
Lease liability	137,025	136,154	—	273,179	262,383

	3,071,396	136,154	17,876,076	21,083,626	11,985,867

Contractual maturities of financial liabilities At June 30, 2019	Less than 12 months $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	5,060,368	—	5,060,368	5,060,368
Convertible note liability (refer note 15)	—	17,876,076	17,876,076	7,642,707

	5,060,368	17,876,076	22,936,444	12,703,075

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(d) Fair value measurements

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2020 and June 30, 2019 on a recurring basis:

At June 30, 2020	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	8,789,113	8,789,113
Warrant liability	—	949,600	—	949,600

Total liabilities	—	949,600	8,789,113	9,738,713

At June 30, 2019	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	7,642,707	7,642,707
Warrant liability	—	3,164,413	—	3,164,413

Total liabilities	—	3,164,413	7,642,707	10,807,120

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

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(ii) Fair value measurements using value techniques

•	There are no financial instruments as at June 30, 2020 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 14 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 15 for details of fair value measurement.

(iii) Valuation inputs and relationships to fair value

For US warrant valuation inputs under Level 2, please refer to Note 14.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(d) Fair value measurements

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at June 30, 2020 $	Unobservable inputs	Range of inputs
Convertible note	8,789,113	Face value	13,750,828
		Interest rate of note	3%
		Risk adjusted interest rate	15%

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

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below

Research and Development tax grant

Research and development grant income is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognize due to the complexity of the legislation in each tax jurisdiction.

Development expenditure

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

Liquidity

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2020, the Group holds cash and cash equivalents of $26,322,047 (2019: $16,567,982).

In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis. Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives, and the control of variable spending on research and development activities of the Group.

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Assessment on the carrying value of intellectual property

Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2020 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note1(h).

In March 2020, the World Health Organization declared the global novel coronavirus (“COVID-19”) outbreak a pandemic. To date, the Company’s operations have not been materially impacted by the COVID-19 pandemic. However, the ongoing pandemic has increased the estimation uncertainty in the preparation of the consolidated financial statements. The estimation uncertainty associated with the magnitude and duration of COVID-19 is as follows:

•	The continued pandemic has led to volatility in the global capital markets, which could adversely affect the company’s ability to access the capital markets.

•	It is possible that the continued spread of COVID-19 could delay the future recruitment of clinical trials and therefore could lead to an indication of impairment in the intangible assets.

•	The continued pandemic could cause the delay of clinical trials conducted by our partners, which could potentially have an adverse impact on the future license income.

The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at June 30, 2020 about future events, including COVID-19 that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended June 30, 2020, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information June 30, 2020	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue*	7,486,444	—	7,486,444
Other income
Research material sales	279,805	—	279,805
Grant income	5,973,034	—	5,973,034
Net gain on fair value movement of warrants	—	2,214,813	2,214,813
Net gain on foreign exchange	—	346,331	346,331
Interest income	—	199,541	199,541

Total revenue and other income	13,739,283	2,760,685	16,499,968

Segment Result	(16,228,880)	2,760,685	(13,468,195)

Profit/(loss) before income tax expense	(16,228,880)	2,760,685	(13,468,195)
Income tax benefit			(37)

Loss after income tax expense			(13,468,232)

Total segment assets	46,597,252	—	46,597,252
Total segment liabilities	13,297,907	—	13,297,907

*

Licensing revenue increased significantly from A$140K in FY 2019 to A$7.49 million in FY 2020, mainly attributed to the GSK milestone payment of GBP 4 million (A$7.49 million) received in this fiscal year related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

NOTE 4. SEGMENT REPORTING (continued)

June 30, 2019	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	139,782	—	139,782
Other income
Research material sales	1,155,065	—	1,155,065
Grant income	4,342,364	—	4,342,364
Net gain on fair value movement of warrants	—	961,176	961,176
Net gain on foreign exchange	—	493,736	493,736
Interest income	—	397,281	397,281
Total revenue and other income	5,637,211	1,852,193	7,489,404

Segment Result	(20,196,177)	1,852,193	(18,343,984)

Profit/(loss) before income tax expense	(20,196,177)	1,852,193	(18,343,984)
Income tax benefit			—

Loss after income tax expense			(18,343,984)

Total segment assets	40,541,499	—	40,541,499
Total segment liabilities	16,153,783	—	16,153,783

June 30, 2018	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	2,630,484	—	2,630,484
Other income
Research material sales	1,008,678	—	1,008,678
Grant income	3,214,441	—	3,214,441
Other income	—	322,518	322,518
Interest income	—	177,186	177,186

Total revenue and other income	6,853,603	499,704	7,353,307

Segment Result	(13,054,065)	309,721	(12,744,344)

Profit/(loss) before income tax expense	(13,054,065)	309,721	(12,744,344)

Income tax benefit			(1,676)

Loss after income tax expense			(12,746,020)

Total segment assets	46,998,783	—	46,998,783
Total segment liabilities	13,476,856	—	13,476,856

NOTE 5. EXPENSES

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	17,859,151	15,756,727	8,972,321
Intellectual property management	2,536,831	834,474	1,017,509

Total Research & Development and Intellectual Property	20,395,982	16,591,201	9,989,830

Corporate administrative expenses
Auditor’s remuneration	282,580	297,028	258,570
Directors fee and employee expenses	1,465,676	1,578,583	1,703,671
Employee share-based payment expenses	1,724,282	1,581,987	2,263,843
US warrants transaction costs	—	236,887	493,487
Other administrative expenses	2,863,141	2,671,676	2,522,490

Total corporate administrative expenses	6,335,679	6,366,161	7,242,061

Depreciation
Plant and equipment	7,434	4,024	1,917
Computers	10,318	10,206	7,814
Furniture and fittings	4,799	1,269	893
Right-of-use asset	126,712	—	—

Total depreciation	149,263	15,499	10,624

Amortization
Patents	—	—	—
Intellectual property	1,930,376	1,863,652	1,798,305

Total amortization	1,930,376	1,863,652	1,798,305

Total depreciation and amortization	2,079,639	1,879,151	1,808,929

Net change in fair value of convertible note liability	1,146,406	996,875	866,848

Net change in fair value of warrants	—	—	189,983

NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Current tax
Current tax on profits for the year	37	—	1,676

Total current tax expense	37	—	1,676

Deferred income tax
(Decrease)/Increase in deferred tax assets	567,473	342,349	(103,660)
Increase/(Decrease) in deferred tax liabilities	(567,473)	(342,349)	103,660

Total deferred tax (benefit)/expense	—	—	—

Income tax expense	37	—	1,676

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(13,468,195)	(18,343,984)	(12,744,344)
Tax at the Australian tax rate of 27.5% (2019 and 2018: 27.5%)	(3,703,754)	(5,044,596)	(3,504,695)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	443,956	435,046	807,896
Other non-deductible expenses	436,396	3,771,771	2,962,323
Non-assessable income	(442,580)	(1,445,111)	(883,971)
Capital listing fee	(192,741)	(99,976)	(79,152)
Difference in overseas tax rates*	1,817,387	2,040,517	828,289

	(1,641,336)	(342,349)	130,690
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	1,641,299	342,349	(129,014)

Income tax expense**	37	—	1,676

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for financial year 2020
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Deferred tax assets for tax losses not recognised comprises:
Carried forward tax losses benefit	36,282,319	35,493,421	33,754,731

Total deferred tax assets for tax losses not recognized	36,282,319	35,493,421	33,754,731

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2020 was $157,314,108 (2019: $142,688,221). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilise the losses.

NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Cash on hand	420	360
Cash at bank	12,793,272	3,735,995
Cash on deposit	13,528,355	12,831,627

	26,322,047	16,567,982

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 1.03% in 2020 (0% to 2.44% in 2019).

NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
GST and VAT receivables	171,834	267,703
Accounts receivable and R&D grants receivable	3,121,858	4,926,423

	3,293,692	5,194,126

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2020. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Prepayments*	1,403,277	1,685,659
Security deposit	34,822	57,164
Accrued interest	98,036	36,893

	1,536,135	1,779,716

*	Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.

NOTE 10. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2018
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

Year ended June 30, 2019
Opening net book amount	11,273	14,833	343	26,449
Exchange differences	353	226	(13)	566
Additions	17,027	11,051	13,356	41,434
Disposals	—	—	—	—
Depreciation charge	(4,024)	(10,206)	(1,269)	(15,499)

Closing net book amount	24,629	15,904	12,417	52,950

At June 30, 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Year ended June 30, 2020
Opening net book amount	24,629	15,904	12,417	52,950
Exchange differences	(431)	338	152	59
Additions	7,705	11,643	—	19,348
Disposals	—	(450)	—	(450)
Depreciation charge	(7,434)	(10,318)	(4,799)	(22,551)

Closing net book amount	24,469	17,117	7,770	49,356

At June 30, 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

NOTE 11. NON-CURRENT ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2018
Cost or fair value	1,915,671	24,786,169	109,962	26,811,802
Accumulated amortization	(1,915,671)	(6,566,976)	—	(8,482,647)

Net book amount	—	18,219,193	109,962	18,329,155

Year ended June 30, 2019
Opening net book amount	—	18,219,193	109,962	18,329,155
Exchange difference	—	481,222	—	481,222
Amortization charge	—	(1,863,652)	—	(1,863,652)

Closing net book amount	—	16,836,763	109,962	16,946,725

At June 30, 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortization	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725
Year ended June 30, 2020
Opening net book amount	—	16,836,763	109,962	16,946,725
Exchange difference	—	178,458	—	178,458
Amortization charge	—	(1,930,376)	—	(1,930,376)

Closing net book amount	—	15,084,845	109,962	15,194,807

At June 30, 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortization	(1,915,671)	(10,645,757)	—	(12,561,428)
Net book amount	—	15,084,845	109,962	15,194,807

(i) Amortization methods and useful lives

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 – 14 years

NOTE 12. DEFERRED TAX BALANCES

(i) Deferred tax assets

The balance comprises temporary differences attributable to:

	Consolidated June 30, 2020 A$	Consolidated June 30, 2019 A$
Tax losses	1,508,478	2,075,951

Total deferred tax assets	1,508,478	2,075,951
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,508,478)	(2,075,951)

Net deferred tax liabilities	—	—

NOTE 12. DEFERRED TAX BALANCES (continued)

(ii) Deferred tax liabilities

The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Intangible assets	1,508,478	2,075,951

Total deferred tax liabilities	1,508,478	2,075,951
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,508,478)	(2,075,951)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Tax Losses A$	Intangible Assets A$	Total A$
Movement
At June 30, 2019	2,075,951	(2,075,951)	—
(Charged)/credited
– to profit or loss	(567,473)	567,473	—

At June 30, 2020	1,508,478	(1,508,478)	—

NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Trade payables	1,639,661	2,557,273
Other payables and accruals	1,294,706	2,503,095

	2,934,367	5,060,368

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Opening balance	3,164,413	2,945,358
Exercising of warrants*	—	(1,277,028)
December 2018 warrants fair value at issue date	—	2,457,259
Fair value movements	(2,214,813)	(961,176)

Closing Balance	949,600	3,164,413

*	In September and October 2018, US investors exercised 419,733 warrants at an exercise price of US$ 2.50 each. Immutep received US$1.05 million (A$1.46 million) cash payment in total.

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

NOTE 14. NON-CURRENT LIABILITIES – US WARRANT LIABILITY (continued)

In December 2018, the Company completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $7,328,509. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants have an exercise price of US$2.50 per ADS. The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, being February 12, 2022. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

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

The 10 to 1 share consolidation in November 2019 did not change the number of US warrants nor the exercise price of those warrants as the American Depository Receipt (ADR) ratio was also changed from 1 ADS representing 100 shares to 1 ADS representing 10 shares. The effective date of the change was November 5, 2019.

However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price is now US$2.49.

Fair value of warrants

The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above. The following assumptions were based on observable market conditions that existed at the issue date and at June 30, 2020:

December 2018 warrants

Assumption	At issue date	At June 30, 2020	Rationale
Historic volatility	59.95%	72.04%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.21	US$1.08	Closing share price on valuation date from external market source
Risk-free interest rate	2.68%	0.16%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$0.8474 A$1.1814	US$0.1395 A$0.2033	Determined using Black-Scholes models with the inputs above
Fair value	A$2,457,259	A$422,789	Fair value of 2,080,000 warrants as at issue date and June 30, 2020

July 2017 warrants

Assumption	At issue date	At June 30, 2020	Rationale
Historic volatility	58.0%	72.04%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.17	US$1.08	Closing share price on valuation date from external market source
Risk-free interest rate	1.930%	0.18%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$0.2327 A$0.3391	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$526,811	Fair value of 1,973,451 warrants as at issue date and fair value of 1,553,718 warrants at June 30, 2020

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.

NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Convertible note at fair value at beginning of reporting period	7,642,707	6,645,832
Net change in fair value	1,146,406	996,875

Convertible note at fair value at end of reporting period	8,789,113	7,642,707

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of approximately $0.18 per share (adjusted for post share consolidation and anti-dilution clause), mature on August 4, 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$0.025 per share on or before August 4, 2025

•	371,445,231 warrants were granted which are exercisable at a price of A$0.0237 per share on or before August 4, 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the financial year under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

As at June 30, 2020, none of the warrants specified above had been exercised since their initial recognition

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

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	4,369,582	—

Balance at June 30, 2020	8,789,113	41,431,774

NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Annual leave	300,466	238,570

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 17. NON CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Long service leave	61,978	47,725

NOTE 18. Leases

The consolidated balance sheet shows the following amounts relating to leases:

	Right-of-use Assets A$	Lease Liability A$
At June 30, 2020	201,215	262,383

NOTE 18. Leases (continued)

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the financial year ended June 30, 2020 are as follows:

A$
Initial value of ROU asset recognised as at July 1, 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 (IFRS 16) as at July 1, 2019	323,875

Depreciation for the year ended June 30, 2020	(126,712)
Foreign exchange differences	4,052

Carrying value of ROU asset as at June 30, 2020	201,215

For the year ended June 30, 2020, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated June 30, 2020 $
Balance at July 1, 2019	336,090
Lease additions and modifications	—
Interest charged for the year	10,457
Disposals	—
Principle paid for the year	(77,541)
Interest paid for the year	(6,295)
Foreign exchange adjustments	(328)

Balance at June 30, 2020	262,383

Lease Liabilities aging	Consolidated June 30, 2020 $
Current	129,412
Non-current	132,971

Balance at June 30, 2020	262,383

Maturities of Lease Liabilities

The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cashflows	Carrying amount
2020	$	$	$	$		$
Lease Liabilities	137,025	136,154	—	—	273,179	262,383

NOTE 19. CONTRIBUTED EQUITY

		Consolidated
	Note	June 30, 2020 A$	June 30, 2019 A$
Fully paid ordinary shares	19(a)	233,328,553	211,429,637
Options over ordinary shares – listed		9,661,954	9,661,954

		242,990,507	221,091,591

In November 2019, the shareholders approved a 10 to 1 share consolidation during the 2019 Annual General Meeting. Refer to notes 14 and 15 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.

(a) Ordinary Shares

		June 30, 2020		June 30, 2019
	Note	No.	A$	No.	A$
At the beginning of reporting period		3,388,598,296	211,429,637	3,026,082,669	203,570,765
Shares issued during the year (pre-share consolidation)	19(b)	477,645,539	10,030,556	260,000,000	4,871,250
Exercise of options and warrants (pre-share consolidation)	19(b)	10,878,476	385,794	60,542,327	1,480,488
Exercise of warrants (Shares issued during the year)	19(b)	—	—	41,973,300	2,043,359
Share consolidation		(3,489,408,041)	—	—	—
Exercise of performance rights (post share consolidation)	19(b)	3,916,668	957,500	—	—
Shares issued during the year (post share consolidation)	19(b)	96,000,000	12,000,000	—	—
Transaction costs relating to share issues		—	(1,474,934)		(536,225)

At reporting date		487,630,938	233,328,553	3,388,598,296	211,429,637

(b) Shares issued

2020 Details	Number	Issue Price A$	Total A$
Share placement July 2019*	19,047,619	0.210	4,000,000
Shares issued under Entitlement Offer August 2019*	28,716,935	0.210	6,030,556
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	1,087,848	0.355	385,794
Performance rights exercised post share consolidation (transfer from share-based payment reserve)	3,916,668	0.244	957,500
Share placement May 2020 post share consolidation	96,000,000	0.125	12,000,000
Exercise of warrants	—		—

	148,769,070		23,373,850

*	All number of shares have been adjusted for the 10 to 1 share consolidation.

2019 Details**	Number	Issue Price A$	Total A$
Shares issued under Securities Purchase Agreement	260,000,000	0.019	4,871,250
Performance rights exercised (transfer from share-based payment reserve)	60,542,327	0.024	1,480,488
Exercise of warrants	41,973,300	0.049	2,043,359

	362,515,627		8,395,097

**	All number of shares have been prepared on pre share consolidation basis.

NOTE 19. CONTRIBUTED EQUITY (continued)

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

Unlisted Options**

Expiration Date	Exercise Price			Number
August 4, 2020		$0.235		37,144,524
October 30, 2020		$0.568		79,311
March 7, 2021		$0.398		102,628
August 4, 2025		$0.248		847,600
January 5, 2023	US$	0.249	*	15,537,180	*
February 12, 2022	US$	0.249	*	20,800,000	*

Total				74,511,243

*

1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up and their exercise prices have been adjusted accordingly in the above table to be comparable.

**	On November 5, 2019, there was a 10 to 1 share consolidation. The unlisted options have therefore been adjusted accordingly.

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

NOTE 20. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	41,431,774	41,431,774
Foreign currency translation reserve	1,754,740	1,654,783
Share-based payment reserve	3,712,180	3,331,192

	66,014,899	65,533,954

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance and closing balance	41,431,774	41,431,774

Movement in foreign currency translation reserve were as follows:
Opening balance	1,654,783	1,096,368
Currency translation differences arising during the year	99,957	558,415

Ending balance	1,754,740	1,654,783

Movement in share-based payment reserve were as follows:
Opening balance	3,331,192	3,229,693
Performance rights expensed during the year	1,724,282	1,581,987
Exercise of vested performance rights	(1,343,294)	(1,480,488)

Ending balance	3,712,180	3,331,192

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(262,237,829)	(244,584,832)
Net loss for the year	(13,468,232)	(18,343,984)
Exercise of warrants	—	690,987

Balance	(275,706,061)	(262,237,829)

(c) Nature and purpose of reserves

(i) Conversion feature of convertible note reserve

This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2 (IFRS 2). For further information, refer to note 15.

(ii) Foreign currency translation reserve

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

NOTE 21. DIVIDENDS

There were no dividends paid or declared during the current or previous fiscal year.

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Short-term employee benefits	1,360,554	1,588,899	1,521,119
Long-term employee benefits	6,367	11,115	11,429
Post-employment benefits	31,558	33,458	36,370
Share-based payments	1,014,688	789,633	1,740,238

	2,413,167	2,423,105	3,309,156

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

For details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, please refer to note 31.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation. On November 5, 2019, there was a 10 to 1 share consolidation. The number of shares in the fiscal year 2020, 2019 and 2018 tables below are prepared on post share consolidation basis.

June 30, 2020	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year*	Balance at end of the year
Ordinary shares
Dr Russell Howard	250,000	250,000	—	—	500,000
Mr Pete Meyers	1,227,121	273,637	—	—	1,500,758
Mr Marc Voigt	5,827,196	1,666,667	—	153,582	7,647,445
Mr Grant Chamberlain	473,931	426,653	—	400,785	1,301,369
Ms Deanne Miller	2,314,421	833,334	—	(143,863)	3,003,892
Dr Frédéric Triebel	4,413,106	1,166,667	—	373,991	5,953,764

Total ordinary shares	14,505,775	4,616,958	—	784,495	19,907,228

ADSs
Mr Marc Voigt	45	—	—	—	45
Total ADSs	45	—	—	—	45

*	Other changes during the year include the shares acquired via the Entitlements Offer, on market acquisition and disposals.

June 30, 2019	Balance at start of the year	Received during the year on the exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr. Russell Howard	—	250,000	—	—	250,000
Mr. Pete Meyers	953,484	273,637	—	—	1,227,121

Mr Marc Voigt	4,160,529	1,666,667	—	—	5,827,196
Mr Grant Chamberlain	—	473,931	—	—	473,931
Ms. Deanne Miller	1,976,842	833,334	—	(495,755)	2,314,421
Dr. Frédéric Triebel	3,246,438	1,166,668	—	—	4,413,106

Total ordinary shares	10,337,293	4,664,237	—	(495,755)	14,505,775

ADSs*
Mr Marc Voigt	45	—	—	—	45
Total ADSs	45	—	—	—	45

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(ii) Shareholding (continued)

June 30, 2018	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	—	—	—	—	—
Mr Pete Meyers	686,275	267,209	—	—	953,484
Mr Marc Voigt	1,827,196	2,333,333	—	—	4,160,529
Mr Grant Chamberlain	—	—	—	—	—
Ms Lucy Turnbull, AO**	2,035,958	—	—	(2,035,958)	—
Mr Albert Wong**	383,750	—	—	(383,750)	—
Ms Deanne Miller	824,358	1,233,333	—	(80,849)	1,976,842
Dr Frédéric Triebel	1,597,805	1,648,633	—	—	3,246,438

Total ordinary shares	7,355,342	5,482,508	—	(2,500,557)	10,337,293

ADSs
Mr Marc Voigt	45	—	—	—	45
Total ADSs	45	—	—	—	45

*	American Depository Shares (ADSs) traded on the NASDAQ
**

At the date of resignation, the shareholding balance for Ms Lucy Turnbull and Mr Albert Wong are 2,035,958 shares and 383,750 shares respectively. The changes during the year is not the actual disposal of the shares. It represents derecognition due to the fact that they ceased to be directors of the company.

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below. On November 5, 2019, there was a 10 to 1 share consolidation. Number of options in the fiscal year 2020, 2019 and 2018 tables below are prepared on post share consolidation basis.

June 30, 2020	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms. Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel[1]

	—	—	—	—	—	—	—

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings (continued)

June 30, 2019	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms. Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel[1]	2,400,060	—	—	(2,400,060)	—	—	—

	2,400,060	—	—	(2,400,060)	—	—	—

[1]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep. The above options lapsed during the year ended June 30, 2019.

June 30, 2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt[1]	64,363	—	—	(64,363)	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms. Deanne Miller[1]	12,121	—	—	(12,121)	—	—	—
Dr Frédéric Triebel[2]	2,400,060	—	—	—	2,400,060	2,400,060	—

	2,476,544	—	—	(76,484)	2,400,060	2,400,060	—

[1]	The above options lapsed during the year ended June 30, 2018.
[2]	This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.

NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(iv) Performance rights holdings

The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below. On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights in the fiscal 2020, 2019 and 2018 tables below are prepared on post share consolidation basis.

June 30, 2020	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	750,000	—	(250,000)	—	500,000	—	500,000
Mr. Pete Meyers	547,274	1,500,000	(273,637)	—	1,773,637	—	1,773,637
Mr. Marc Voigt	1,666,667	3,600,000	(1,666,667)	—	3,600,000	—	3,600,000
Mr Grant Chamberlain	853,307	—	(426,653)	—	426,654	—	426,654
Ms. Deanne Miller	833,334	1,800,000	(833,334)	—	1,800,000	—	1,800,000
Dr. Frédéric Triebel	1,166,667	2,700,000	(1,166,667)	—	2,700,000	—	2,700,000

	5,817,249	9,600,000	(4,616,958)	—	10,800,291	—	10,800,291

June 30, 2019	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	—	1,000,000	(250,000)	—	750,000	—	750,000
Mr. Pete Meyers	820,911	—	(273,637)	—	547,274	—	547,274
Mr. Marc Voigt	4,558,824	—	(1,666,667)	(1,225,490)	1,666,667	—	1,666,667
Mr Grant Chamberlain	1,327,238	—	(473,931)	—	853,307	—	853,307
Ms. Deanne Miller	2,034,315	—	(833,334)	(367,647)	833,334	—	833,334
Dr. Frédéric Triebel	2,333,335	—	(1,166,668)	—	1,166,667	—	1,166,667

	11,074,623	1,000,000	(4,664,237)	(1,593,137)	5,817,249	—	5,817,249

June 30, 2018	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	1,088,120	—	(267,209)	—	820,911	—	820,911
Mr. Marc Voigt	1,892,157	5.000,000	(2,333,333)	—	4,558,824	—	4,558,824
Mr Grant Chamberlain	—	1,327,238	—	—	1,327,238	—	1,327,238
Ms Lucy Turnbull, AO	—	—	—	—	—	—	—
Mr Albert Wong	—	—	—	—	—	—	—
Ms. Deanne Miller	767,648	2,500,000	(1,233,333)	—	2,034,315	—	2,034,315
Dr. Frédéric Triebel	481,968	3,500,000	(1,648,633)	—	2,333,335	—	2,333,335

	4,229,893	12,327,238	(5,482,508)	—	11,074,623	—	11,074,623

NOTE 23. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	282,580	274,078	258,570
Other audit and assurance services in relation to regulatory filings overseas	—	22,950	—

Total remuneration of PricewaterhouseCoopers Australia	282,580	297,028	258,570

NOTE 24. CONTINGENT LIABILITIES

There were no material contingent liabilities in existence at June 30, 2020 and June 30, 2019.

NOTE 25. COMMITMENTS FOR EXPENDITURE

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Lease commitments—operating
Committed at the reporting date but not recognized as liabilities, payable:
Within one year	—	126,148
One to five years	—	137,417

	—	263,565

Operating lease commitments includes contracted amounts for leases of premises under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated.

Operating lease commitments as at June 30, 2019 includes contracted amounts for leases of premises under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated.

From July 1, 2019, the company has recognised right-of-use assets for these leases, except for short term and low-value leases, see note 1(w) for further information.

NOTE 26. RELATED PARTY TRANSACTIONS

Parent entity

Immutep Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 27.

Key management personnel

Disclosures relating to key management personnel are set out in note 22.

Transactions with related parties

There is no transaction occurred with related parties for financial year ended June 30, 2020 and financial year ended June 30, 2019.

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

NOTE 27. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2020%	June 30, 2019%
Immutep U.S., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00

NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE

On August 4, 2020, Ridgeback 37,144,524 unquoted warrants lapsed. These warrants were attached with the convertible notes issued to Capital Investments on August 4, 2015.

On August 31, 2020, Immutep announced that the Australian Research Council (ARC) had awarded it and research partner Monash University a A$671,427 grant under the ARC‘s Linkage Project scheme to support their research collaboration into Lymphocyte Activation Gene-3 (LAG-3) for a further three years.

No other matter or circumstance has arisen since June 30, 2020, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

NOTE 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Loss after income tax expense for the year	(13,468,232)	(18,343,984)	(12,746,020)
Adjustments for:
Depreciation and amortization	2,079,639	1,879,151	1,808,929
Share based payments	1,724,282	1,581,987	2,263,843
Changes in fair value of US investor warrants	(2,214,813)	(961,176)	189,983
US warrants transaction costs	—	236,887	493,487
Unrealized gain on exchange through the profit and loss	(200,784)	(330,951)	(401,557)
Net change in fair value of convertible note liability	1,146,406	996,875	866,848
Change in operating assets and liabilities:
Decrease/(Increase) in current receivables	1,900,434	(1,762,132)	(1,237,978)
Decrease/(Increase) in other operating assets	243,581	(44,052)	(247,396)
Increase/(Decrease) in trade and other payables	(2,126,001)	1,396,519	1,075,067
Increase in employee benefits	76,149	64,478	158,091

Net cash used in operating activities	(10,839,339)	(15,286,398)	(7,776,703)

NOTE 30. EARNINGS PER SHARE

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Loss after income tax attributable to the owners of Immutep Limited	(13,468,232)	(18,343,984)	(12,746,020)

	Number	Number (Restated)*	Number (Restated)*
Weighted average number of ordinary shares used in calculating basic earnings per share	400,980,184	334,930,046	275,103,115

Weighted average number of ordinary shares used in calculating diluted earnings per share	400,980,184	334,930,046	275,103,115

	Cents	Cents (Restated)*	Cents (Restated)*
Basic earnings per share	(3.36)	(5.48)	(4.63)
Diluted earnings per share	(3.36)	(5.48)	(4.63)

*

The Group updated the 2019 and 2018 EPS figure impact of both the share consolidation of 10 to 1 on November 5, 2019 and the bonus shares issue arising from the capital raising in the fiscal year 2020.

The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Unlisted options	38,174,063	38,174,063	52,936,910
Convertible notes	90,109,406	82,626,981	79,717,191
Performance rights	11,837,560	4,941,786	10,896,471
Non-executive director rights	2,700,291	2,150,581	2,148,146
US warrants*	36,337,180	36,337,180	19,734,510

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up.

On November 5, 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.

NOTE 31. SHARE-BASED PAYMENTS

a) Executive Incentive Plan (EIP)

Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.

As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.1 years.

NOTE 31. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:

Financial year ended June 30, 2020

Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 17, 2017	0.240	1,666,667	—	(1,666,667)	—	—	—
November 28, 2017	0.230	500,000	—	—	—	500,000	—
November 29, 2017	0.230	2,000,001	—	(2,000,001)	—	—	—
October 2, 2018	0.470	775,118	—	(387,558)	—	387,560	—
October 3, 2019	0.260	—	4,500,000	—	—	4,500,000	—
November 1, 2019	0.280	—	3,600,000	—	—	3,600,000	—
January 2, 2020	0.260	—	2,850,000	—	—	2,850,000	—

Total		4,941,786	10,950,000	(4,054,226)	—	11,837,560	—

On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal 2020 movement table have therefore been adjusted retrospectively for the share consolidation. The number of performance rights and fair value in fiscal 2019 and 2018 movement table are prepared on pre share consolidation basis.

Financial year ended June 30, 2019

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

NOTE 31. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Financial year ended June 30, 2018

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

The model inputs for STI performance rights granted during the year ended June 30, 2020 included:

Grant date	October 3, 2019	November 1, 2019	January 2, 2020
Share price at grant date	$0.260	$0.280	$0.26
Expected price volatility of the Company’s shares	61%	63%	59%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	0.61%	0.78%	0.88%

The model inputs for STI performance rights granted during the year ended June 30, 2019 included:

Grant date	September 28, 2018
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	78%
Expected dividend yield	Nil
Risk-free interest rate	2.02%

The model inputs for STI performance rights granted during the year ended June 30, 2018 included:

Grant date	August 2, 2017	November 17, 2017	November 28, 2017	November 29, 2017
Share price at grant date	$0.020	$0.024	$0.023	$0.023
Expected price volatility of the Company’s shares	49%	73%	74%	74%
Expected dividend yield	Nil	Nil	Nil	Nil
Risk-free interest rate	1.75%	1.79%	1.88%	1.73%

NOTE 31. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of options granted under the EIP:

There are no outstanding options under EIP at the beginning of the financial year 2020 and no option was granted during the year ended June 30, 2020.

There are no outstanding options under EIP at the beginning of the financial year 2019 and no option was granted during the year ended June 30, 2019.

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

The number of options and exercise price in fiscal 2018 movement table are prepared on pre share consolidation basis.

Fair value of options granted

No options were granted during the year ended June 30, 2020 (2019 – Nil).

(b) Performance rights issued to non-executive directors with shareholders’ approval

At the 2019 annual general meeting, shareholders approved the issue of 1,500,000 performance rights on a post consolidation basis to Peter Meyers in lieu of cash for his services as a non-executive director. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.5 years.

Set out below are summaries of performance rights granted with shareholders’ approval.

2020 Grant date	Type of performance right granted	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 25, 2016	Director rights	0.380	547,274	—	(273,637)	—	273,637	—
November 17, 2017	Director rights	0.210	853,307	—	(426,653)	—	426,654	—
November 16, 2018	Director rights	0.390	750,000	—	(250,000)	—	500,000	—
November 1, 2019	Director rights	0.280	—	1,500,000	—	—	1,500,000	—

Total			2,150,581	1,500,000	(950,290)	—	2,700,291	—

On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal 2020 movement table have therefore been adjusted retrospectively for the share consolidation.

The number of performance rights and fair value in fiscal 2019 and 2018 movement table are prepared on pre share consolidation basis.

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

The model inputs for STI performance rights granted during the year ended June 30, 2020 included:

Grant date	November 1, 2019
Share price at grant date	$0.280
Expected price volatility of the Company’s shares	63%
Expected dividend yield	Nil
Risk-free interest rate	0.78%

The model inputs for STI performance rights granted during the year ended June 30, 2019 included:

Grant date	November 16, 2018
Share price at grant date	$0.039
Expected price volatility of the Company’s shares	76%
Expected dividend yield	Nil
Risk-free interest rate	1.96%

NOTE 31. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

The model inputs for STI performance rights granted during the year ended June 30, 2018 included:

Grant date	November 17, 2017
Share price at grant date	$0.024
Expected price volatility of the Company’s shares	73%
Expected dividend yield	Nil
Risk-free interest rate	1.79%

(c) Options issued to other parties

During the financial year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 0.1 year.

Set out below is a summary of the options granted to both parties:

2020 Grant date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
July 31, 2015	August 5,2020	0.235	37,144,524	—	—	—	37,144,524	37,144,524
July 31, 2015	August 5, 2021	0.248	847,600	—	—	—	847,600	847,600
October 30, 2015	October 30, 2020	0.568	79,311	—	—	—	79,311	79,311
March 7, 2016	March 7, 2021	0.398	102,628	—	—	—	102,628	102,628

Total			38,174,063	—	—	—	38,174,063	38,174,063

Fair value of options granted

There were no options granted during the year ended June 30, 2020 (2019 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2020 A$	June 30, 2019 A$
Employee share-based payment expense	1,724,282	1,581,987

	1,724,282	1,581,987

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

NOTE 32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive loss

	Parent
	June 30, 2020 A$	June 30, 2019 A$	June 30, 2018 A$
Loss after income tax	(13,482,664)	(17,872,089)	(14,687,752)

Total comprehensive loss	(13,482,664)	(17,872,089)	(14,687,752)

Statement of financial position

	Parent
	June 30, 2020 A$	June 30, 2019 A$
Total current assets	21,659,619	16,552,243
Total non current assets	20,539,720	17,596,298

Total assets	42,199,339	34,148,541

Total current liabilities	634,177	514,516
Total non current liabilities	10,970,720	11,813,178

Total liabilities	11,604,897	12,327,694

Equity
— Contributed equity	242,990,507	221,091,591
— Reserves	65,765,139	65,407,796
— Accumulated losses	(278,161,204)	(264,678,540)

Total equity	30,594,442	21,820,847

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 24 for details in relation to contingent liabilities as at June 30, 2020 and June 30, 2019.

Capital commitments – Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2020 and June 30, 2019.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	12/19/18

4.1	Immutep Executive Incentive Plan	20-F	001-35428	4.1	2019-09-23

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated 13 December 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	2019-09-23

8.1#	List of Significant Subsidiaries of Immutep Limited

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
✓

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instruction to Form 20-F, the certifications furnished in Exhibit 13.1 hereto is deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certification will not be deemed to be incorporated by reference into any filing under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Immutep Limited

/s/ Marc Voigt
By: Marc Voigt Title: Chief Executive Officer and Chief Financial Officer

Date: September 25, 2020