Form 20-F
period 2021-06-30
IMMUTEP Ltd
filed 2021-10-25
CIK 1506184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
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
Phone: +61 2 8315 7003 Fax: +61 2 8569 1880
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
The number of ordinary shares outstanding as of June 30, 2021 was 748,152,935.
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
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐    Item17    ☐    Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    ☐  Yes    ☒  No

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
A. [reserved]

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
We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2021 and 2020, we had net losses of A$29.9 million and A$13.5 million, respectively.
We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have four product candidates under development : eftilagimod alpha (also known as “IMP321” or “efti”), IMP761, IMP701 and IMP731, all of which are related to lymphocyte activation gene 3, or
LAG-3,
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
The
LAG-3
related product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep SA, a biopharmaceutical company in the field of Immuno-Oncology in December 2014. This acquisition significantly expanded our clinical development product portfolio to other categories of immunotherapies. It also provided the business with partnerships with two of the world’s largest pharmaceutical companies.
We have four
LAG-3
product candidates. The most advanced of the four is IMP321 (INN: eftilagimod alpha). IMP321 is a recombinant protein typically used in conjunction with other therapies (e.g. chemotherapy or other immunotherapy) to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with our licensee EOC Pharma in China. We entered into two clinical trial collaboration and supply agreements with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, IMP321 with MSD’s anti-PD-1
therapy pembrolizumab in phase II clinical trials. We also entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany, and Pfizer for a Phase I clinical trial that evaluated the clinical benefits of combining our immune stimulator, IMP321, with avelumab, a
PD-L1
blocking antibody. We also have agreements in place with CYTLIMIC to evaluate efti as part of CYTLIMIC’s peptide cancer vaccine, called CYT001. We entered into another clinical trial collaboration and supply agreement with Merck KGaA to evaluate IMP321 in combination with bintrafusp alpha in solid tumors.
Our second
LAG-3
product candidate is IMP701 (INN: leramilimab), an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 was licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. Novartis is solely responsible for development and manufacturing of IMP701. Our third
LAG-3
product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing. Our fourth
LAG-3
product candidate is IMP761, an early-stage product candidate which is being developed as our first agonist antibody of
LAG-3.
In addition to these products Immutep has a dedicated R&D laboratory close to Paris with ongoing research capabilities as well as external research collaborations. Immutep also currently generates modest income from sales of
LAG-3
research reagents.

Our ability to generate potential future product revenue depends on a number of factors, including but not limited to our ability to:

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
We have historically devoted most of our financial resources to research and development, including pre-clinical
and clinical development and manufacturing activities. To date, we have financed a significant amount of our operations through public and private financings. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercializing products that generate significant revenue. Our failure to become and remain profitable would depress the value of our ordinary shares or ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.
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
Until our product candidates become commercially available, we will need to obtain additional funding in connection with the further development of our product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for shareholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock and ADSs to fall.
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
Identifying and qualifying patients to participate in current and any future clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends, among other things, on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry. Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.
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
We may have to develop related diagnostics for some of our therapeutic product candidates. Such related diagnostics are subject to regulation by the FDA and typically to comparable foreign regulatory authorities and typically require separate regulatory approval or clearance prior to commercialization. Marketing approval or clearance of the diagnostic will require sufficient data to support its safety and efficacy. In addition, at least in some cases, the FDA and comparable foreign regulatory authorities may require the development and regulatory approval or clearance of a related diagnostic as a condition to approving our therapeutic product candidates. While we have some limited experience in developing diagnostics, we plan to rely in large part on third parties to perform these functions. We may seek to enter into arrangements with one or more third parties to create a related diagnostic for use with our current or future product candidates.
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
Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.
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
Even if we or our licensing partners receive regulatory approval to sell IMP321 or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory or regulatory requirements could be enacted that could prevent or delay regulatory approval of our products.
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
has spread throughout the world.
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

These and other factors arising from
the COVID-19 pandemic could
worsen in countries that are afflicted with
COVID-19,
could continue to spread to additional countries, or could return to countries where the pandemic has been partially contained, each of which could further adversely impact our ability to conduct clinical trials and our business generally, and could have a material adverse impact on our operations and financial condition and results.
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
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.
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
For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.10 and US$0.53, respectively, to a high of A$0.725 and US$7.95, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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
The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2021, our American Depository Shares traded on the NASDAQ from low of US$1.03 to a high of US$7.95 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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
If we are or become a passive foreign investment company (PFIC), then that would subject our U.S. shareholders to adverse tax rules.
Holders of our ADSs who are U.S. residents could face income tax risks if we are a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax
return to a “U.S. Holder” of our ADSs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.
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
As a publicly-traded company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file certain reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.
The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures. In particular, beginning with fiscal year ended on June 30, 2013, we have performed system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We have in prior fiscal years identified material weaknesses that have been remediated. If we identify material weaknesses in future periods or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be restated, we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.
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
The ADSs are listed on the Nasdaq Global Market under the symbol “IMMP.” In the past we have failed, and in the future we may again fail, to comply with the Nasdaq Global Market regulations and listing requirements as to minimum shareholders’ equity, minimum market value, minimum total assets and revenue, minimum bid price, minimum public float and/or other requirements, and as a result Nasdaq may initiate procedures to delist the ADSs from the Nasdaq Global Market, which may adversely affect our business.
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
Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. During fiscal year 2021, the Australian dollar had appreciated against the U.S. dollar and European Euro, whereas in fiscal year 2020, the Australian dollar had depreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal year 2021, there was a foreign exchange loss of A$507,000 as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

In fiscal year 2020, we made net foreign exchange gain of A$346,000 as a result of currency fluctuations. In fiscal year 2019, we made net foreign exchange gain of A$494,000 as a result of currency fluctuations.
Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.
We are incorporated in Australia and are subject to the takeovers laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest would lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six-month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.
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
As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. As a foreign private issuer that has elected to follow a home country practice instead of NASDAQ requirements, we have submitted to NASDAQ a written statement from our independent counsel certifying that our practices are not prohibited by Australian laws. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. Please see “Item 6. Directors, Senior Management and Employees—C. Board Practices” for further information.

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
A. History and Development of the Company
Our legal and commercial name is Immutep Limited. We were incorporated under the laws of the Commonwealth of Australia on May 21, 1987. Immutep, formerly called Prima BioMed, was originally created as a mining company (Prima Resources) in Australia in 1987, and was first publicly traded in 1988 on the Australian Stock Exchange. The Company was repositioned as biotechnology company in 2001 following the acquisition of the rights to develop technologies from the Austin Research Institute (now the Burnet Institute), including immunotherapeutic product candidate CVac.
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
LAG-3
based immunotherapy assets.
In March 2018, we entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the combination of Immutep’s lead immunotherapy product candidate eftilagimod alpha (“efti” or “IMP321”) with KEYTRUDA
®
(pembrolizumab) in a Phase II trial. The trial is known as
TACTI-002
and is being conducted in up to 183 patients (expanded from an original 109 patients in November 2020) with non-small
cell lung cancer (NSCLC) in first and second line (Parts A and B, respectively) or second line head and neck squamous cell carcinoma (HNSCC) (Part C). The trial is being conducted across study centers in Europe, United States, and Australia.
In September 2018, we entered into a clinical trial collaboration and supply agreement with Merck KGaA and Pfizer Inc., to evaluate the combination of Immutep’s lead immunotherapy product candidate IMP321 with avelumab, a human anti-PD-L1
antibody, in patients with advanced solid malignancies.
The clinical evaluation is conducted as an amendment to the existing INSIGHT Phase I clinical trial platform and is evaluating the safety, tolerability and recommended Phase II dose of efti when combined with avelumab in 12 patients with advanced solid malignancies. The Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”) is the sponsor of the investigator initiated clinical trial and it is conducted under the existing protocol of the ongoing INSIGHT clinical study. Prof. Dr. Salah-Eddin
Al-Batran,
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
In November 2020, the Company announced plans for a new study in the commercially more relevant 1st line recurrent or metastatic HNSCC setting. The new trial, called TACTI-003, is a randomised, controlled Phase IIb clinical study in up to 154 patients and marks Immutep’s second collaboration with MSD to evaluate KEYTRUDA® (pembrolizumab) in combination with efti.
In Jun 2021, the company announced a new Phase I clinical trial, called INSIGHT-003, in patients with various solid tumour and a new investigator-initiated explorative, multi-centre, open-labelled Phase I/IIa trial in 12 previously treated patients with different solid tumours, called INSIGHT-005.

Our registered office is located at Level 12, 95 Pitt Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 8315 7003. Our address on the Internet is
www.immutep.com
. Our agent for service of process is Immutep U.S., Inc. The information on, or accessible through, our website is not part of this Annual Report on Form
20-F.
We have included our website address in this Annual Report on Form
20-F
solely as an inactive textual reference. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.
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
fusion protein, is an antigen presenting cell (APC) activator. IMP321 is currently tested in a Phase IIb clinical trial as a chemo-immunotherapy combination for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833). In addition, IMP321 is being evaluated as part of a combination therapy in head and neck squamous cell carcinoma and non-small
cell lung carcinoma in a Phase II clinical trial called
TACTI-002
(clinicaltrials.gov identifier NCT03625323), and as part of a combination therapy in head and neck squamous cell carcinoma in a Phase IIb clinical trial called TACTI-003 (clinicaltrials.gov identifier NCT04811027) and in an investigator-initiated Phase I platform trial called INSIGHT (clinicaltrials.gov identifier NCT03252938). Immutep has completed a Phase I combination therapy trial in metastatic melanoma termed
TACTI-mel
(clinicaltrials.gov identifier NCT02676869).
Two
LAG-3
product candidates including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s pharmaceutical partners. Immutep is also developing an agonist of
LAG-3
(IMP761) for autoimmune disease.
Operations Summary
Immutep has administrative offices in Sydney, Australia, Leipzig, Germany and in Berlin, Germany. We also have a laboratory located close to Paris, France for the conduct of research and development relating to the
LAG-3
program, under which we have four product candidates: IMP321, IMP761, IMP701 and IMP731. Background IP supporting the development of
LAG-3
products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of IMP321, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2021, we employed 28 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.
IMP321 Clinical Development
Immutep’s lead program is the development of IMP321 (INN: eftilagimod alpha or efti), a recombinant protein that may be used in conjunction with chemotherapy to amplify a patient’s immune response. IMP321 may also be administered in combination with other agents including immunotherapies and at different doses to achieve different effects on the immune system. These alternative applications of IMP321 are the subject of various clinical programs.
Immutep is developing IMP321 jointly with EOC Pharma under a licensing agreement between Immutep S.A.S and EOC Pharma. EOC Pharma has the exclusive development right of the IMP321 product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm originally held these rights but transferred the right to develop IMP321 to its affiliate, EOC Pharma. Eddingpharm paid for the past manufacture of IMP321 GMP grade material needed for the conduct of clinical trials of IMP321. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register IMP321 in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if IMP321 achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development
of IMP321 is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of IMP321 in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. In March 2020, Immutep announced that EOC Pharma had completed recruitment of its Phase I study. In April 2020, Immutep announced that it had discussed the results of its Phase IIb AIPAC study with EOC Pharma and that EOC Pharma had confirmed its plans to continue advancing IMP321 in metastatic breast cancer in China. EOC Pharma announced in mid 2021 that they will commence a Phase II clinical trial in metastatic breast cancer in China.

In fiscal year 2016, Immutep started two clinical trials for IMP321. The first one was Active Immunotherapy PAClitaxel (AIPAC), a Phase IIb study on IMP321’s effectiveness in treating metastatic breast cancer. Meetings have taken place with the European Medicines Agency (EMA) in regard to protocol design of the AIPAC study and the EMA who in a meeting provided legally non-binding
scientific advice. The primary purpose of the AIPAC trial, which has a study group of 227 patients in the randomized part of the study and 15 patients for the safety run-in
(242 patients in total), is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint and a number of secondary endpoints such as overall survival in this patient population. The second of the two clinical trials was Two ACTive Immunotherapeutics in melanoma
(TACTI-mel),
a Phase I study on IMP321’s effectiveness in enhancing immune responses to
PD-1
inhibitors in melanoma patients. The primary purpose of the
TACTI-mel
trial, which had a study group of up to 24 patients, was to determine safety and dosage levels for combining the two products in future trials.
In fiscal year 2017, we continued our AIPAC Phase IIb and
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
TACTI-mel
Phase I clinical trial for IMP321 combined with
PD-1
checkpoint inhibitor pembrolizumab (KEYTRUDA
®
) in melanoma cancer. The results confirmed that IMP321 is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage. In January 2017, we commenced recruitment for the second cohort of six patients for its
TACTI-mel
melanoma trial being conducted in Australia. This second cohort was fully recruited by March 2017.
We also entered into new partnerships. In particular, in July 2016, we announced a new clinical trial investigating the intra-tumoural injection of IMP321 in collaboration with the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany.
In November 2016, we announced the signing of a
non-binding
MOU and strategic development and manufacturing partnership it entered into with WuXi Biologics. Under the partnership, WuXi Biologics will be the exclusive clinical and commercial manufacturer for IMP321 for Immutep worldwide (excluding: China, Macau, Taiwan and Hong Kong where rights are retained by EOC, Immutep’s development partner in China).
In January 2017, we entered into a new collaboration with Japan’s CYTLIMIC, a spin off from NEC Corporation (NEC), to test CYTLIMIC’s innovative cancer peptide vaccine, called CYT001, which contains IMP321. This partnership was formalised under a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc. in January 2019. The trials will be conducted by and are under the control of CYTLIMIC who will fully fund all development costs. In March 2020, CYTLIMIC announced that it had published the results from its YNP01 Phase I trial evaluating CYT001 in “Cancer Immunology, Immunotherapy”. In June 2020, CYTLIMIC presented results from its YCP02 Phase I trial evaluating CYT001 at the American Association for Cancer Research (AACR).
We also entered into a new three-year collaboration with Monash University in Melbourne following a grant of A$360,000 from the Australian Research Council (ARC) in August 2017. The grant funds a research project investigating the role of
LAG-3
in immune responses. In August 2020, Immutep announced that a further three years of funding (A$671,427) had been awarded from the ARC to continue the collaboration with Monash University.
In fiscal year 2018, we continued our AIPAC Phase IIb and
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
Regarding
TACTI-mel
Phase I clinical trial, we reported overall encouraging interim data regarding the efficacy and safety of IMP321 combined with pembrolizumab (KEYTRUDA
®
). In March 2018, we expanded the clinical trial to include a fourth cohort (Part B) of six patients which evaluates 30mg of efti in combination with pembrolizumab. This cohort was fully recruited in August 2018. In May 2018, interim data for the initial three cohorts (Part A) yielded an overall response rate of 61% when the response rates from the initial four cycles of pembrolizumab monotherapy are used, and an overall rate response (ORR) of 33% measured from the start of the combination therapy when IMP321 was added at cycle five of pembrolizumab. Two complete responses according to RECIST have been reported from the trial, out of 18 patients. Full recruitment of the expanded
TACTI-mel
trial was reached in August 2018, bringing the participation number to 24 patients.

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
In March 2018, we announced that we had entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the safety and efficacy of the combination of IMP321 and pembrolizumab (KEYTRUDA
®
) in a new Phase II clinical trial
(TACTI-002)
with respect to head and neck squamous cell carcinoma (second line) and non-small
cell lung carcinoma (first and second line). In July 2018, the FDA granted approval of the IND regarding
TACTI-002
Phase II clinical trial which allows us to initiate the study in the United States. Up to 109 patients will be recruited into the trial across various centers in the United States, Europe and Australia. Immutep obtained competent authority approval from the UK’s Medicines & Healthcare products Regulatory Agency (MHRA) for
TACTI-002,
as well as a number of Ethics Committee approvals and completed the site selection process for the trial in November 2018. The first patient was dosed with the combination of KEYTRUDA and IMP321 in March 2019 and in August 2019 the trial had 26 patients participating, including full enrolment (17 patients) into the first cohort of the first line non-small
cell lung cancer (NSCLC) arm (Part A).
In September 2019, Part A was expanded to include a further 19 patients because a predefined number of patient responses to the combination treatment was observed. Recruitment is ongoing and in November 2019 first data from Part A was reported from the trial which showed an initial response rate (ORR) of 41%. In January 2020, Part C (2 nd
line HNSCC) of the trial was expanded to include a further 19 patients because of a predefined number of patient responses to the treatment. In February 2020, Immutep presented encouraging data from Parts A and C of the trial. In Part A of the trial, we reported an improving response rate of 47% and responses were seen across all
PD-L1
expression groups (< 1%,
1-49%
and
≥
50%). In Part C, Immutep reported an initial response rate of 33%. In April 2020, Immutep reported more mature data showing an improved response rate of 53% for Part A and a response rate of 33% for Part C (consistent with earlier data). In June 2020, Immutep announced more mature data showing a response rate of 53% for Part A (consistent with earlier data) and an improved response rate of 39% for Part C. In June 2020, Immutep reported that Part A of the trial had been fully recruited with a total of 36 patients. In August 2020, Immutep announced that recruitment of Stage 1 of Part B of the trial (2 nd
line NSCLC) was complete. In September 2020,
TACTI-002
data presented at a major scientific conference, ESMO, showed three patients had had a complete response, or complete disappearance of all lesions when treated with the combination of efti and pembrolizumab. This includes complete responses from two patients with 2nd line head and neck squamous cell carcinoma (HNSCC) and one with 1st line non-small
cell lung cancer (NSCLC). In addition, patients with 1st line NSCLC had a median progression-free survival (PFS) of 11.8 months and those patients who responded, had durable responses.
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
In fiscal year 2021, Immutep announced a number of updates regarding the clinical development of IMP321. In particular, in June 2020, Immutep announced completion of recruitment of Stage 2 of Part A of TACTI-002. In August 2020, Immutep announced completion of recruitment of Stage 1 of Part B of
TACTI-002.
In September 2020, Immutep announced the presentation of further interim data from
TACTI-002
and
INSIGHT-004
at the ESMO Virtual Congress 2020. In October 2020, Immutep announced the commencement of a new investigator-initiated Phase II trial
(EAT-COVID)
being conducted by University Hospital Pilsen, Czech Republic, evaluating IMP321 for the treatment of
COVID-19
disease. In November 2020, Immutep announced the presentation of further interim data from
TACTI-002
at SITC 2020. Immutep also announced the expansion of Part A of
TACTI-002
to include an additional 74 patients and its plans to conduct a new randomized and controlled Phase II trial evaluating IMP321 in combination with anti-PD-1
therapy in 1
st
line HNSCC.

In December 2020, Immutep announced the presentation of first Overall Survival data from AIPAC at the San Antonio Breast Cancer Symposium 2020. The data showed a statistically significant survival benefit in certain pre-defined
patient
sub-groups.
Immutep also announced that EOC Pharma will commence a Phase II clinical trial evaluating IMP321 in combination with chemotherapy in metastatic breast cancer in China. Also in December 2020, Immutep announced plans to commence upscaling of manufacturing of IMP321 to 2000L scale in preparation for late stage clinical development and subsequent commercialization.
In January 2021, Immutep announced completion of enrolment for Part C of
TACTI-002.
In January 2021, Immutep also announced completion of the safety run-in
phase of the
EAT-COVID
Phase II trial and commencement of the randomized phase of the trial.
In March 2021, Immutep announced the opening of recruitment of Stage 2 of Part B of
TACTI-002.
In March 2021, Immutep also announced a second clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to conduct a new randomized and controlled Phase IIb trial
(TACTI-003)
evaluating IMP321 in combination with pembrolizumab in 1
st
line HNSCC. In April 2021, Immutep announced the grant of Fast Track designation by the FDA for IMP321 in 1 st
line recurrent or metastatic HNSCC.
In June 2021, Immutep announced a new clinical trial collaboration and supply agreement with Merck KGaA to evaluate IMP321 in combination with bintrafusp alpha in solid tumors. The new trial will be a Phase I/IIa trial referred to as
INSIGHT-005.
In June 2021, Immutep also announced the presentation of further interim data from
TACTI-002
and final data from
INSIGHT-004
at the ASCO 2021 Annual Meeting. The interim data from Part A (1 st
line NSCLC) of the TACTI-002 trial presented showed sustained and durable responses in 15 patients with responses giving an ORR of 41.7% on an intention-to-treat basis and 48.4% in evaluable patients, as assessed by blinded independent committee read. Two out of the 36 patients (5.6%) had a Complete Response (complete disappearance of tumour lesions) and 23/36 (63.9%) of patients had a target lesion decrease (this includes the 2 with Complete Reponses). Data presented for Part C (2nd line HNSCC) showed 11 patients with responses giving an ORR of 29.7% on an intention-to-treat basis and 35.5% in evaluable patients and durable responses with 5 patients (13.5%) having a Complete Response. The encouraging 2nd line HNSCC data formed an excellent basis to move into the 1st line HNSCC indication via Immutep’s randomised Phase IIb TACTI-003 study. The final data from INSIGHT-004 presented at ASCO 2021 showed an Objective Response Rate of 41.7% (5/12) demonstrating encouraging early activity signals from this all-comer trial. Disease Control was seen in 50% of patients (6/12).
In addition, in June 2021, Immutep announced a discovery and development program of a new generation of small molecule anti-LAG-3 therapies in collaboration with the Cardiff University and the commencement of a new Phase I trial (INSIGHT-003), which will evaluate IMP321 in conjunction with a standard of care combination of chemotherapy and anti-PD-1 therapy. The new INSIGHT-003 and INSIGHT-005 trials will be conducted by the Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”).

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
In addition, in October 2020, Immutep entered into a licence and collaboration agreement with Laboratory Corporation of America Holdings (LabCorp). The agreement is unrelated to any of Immutep’s own development programs and will support the development of immuno-oncology products or services by LabCorp.
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
In September 2019, Immutep announced that it would receive a £4,000,000 milestone payment from GSK related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis, which was subsequently received by Immutep in the fiscal year 2020. In January 2021, Immutep announced that GSK had stopped the Phase II trial as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee. GSK is conducting further reporting, assessment and analyses of the efficacy and safety data and evaluating the biology to determine the next steps for the GSK2831781 development program.
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
In August 2017, we received a milestone payment of US$1,000,000 from Novartis relating to our IMP701 LAG-3 antibody. Novartis is continuing its clinical development program for IMP701, known as LAG525 (INN: leramilimab) by Novartis, in oncology. Currently, there are five ongoing Phase I/II clinical trials evaluating this product candidate, with a total target enrolment of 1,100 patients. More information about these clinical trials can be found at
www.clinicaltrials.gov
.
Novartis presented two posters on LAG525 at ESMO 2021. One poster included data from its PLATForM Phase II study of novel spartalizumab combinations in melanoma, concluding that patients with LAG-3+ melanoma may be more likely to respond to spartalizumab + ieramilimab (LAG525) treatment.
Novartis also presented data from its Phase II, open-label, 3-arm study, in patients with advanced TNBC regardless of PD-L1 status progressing after adjuvant or 1 prior line of systemic therapy for metastatic disease, but who had not received an immune checkpoint inhibitor, where patients were randomised 1:1:1 to LAG525 + spartalizumab, LAG525 + spartalizumab + carboplatin, or LAG525 + carboplatin. As no arms met the proof of preliminary efficacy PPE criteria, no further investigation is planned for this study.
Intellectual Property
As of June 30, 2021, Immutep owns or
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
As of June 30, 2021, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, China and Japan.
In fiscal year 2021, Immutep has continued its active intellectual property protection program for its technologies with 9 key new patents being granted for efti, IMP761 and leramilimab.
Immutep was granted a new patent from the United States Patent & Trademark Office (USPTO) to protect combined preparations comprising efti and a
PD-1
pathway inhibitor, specifically either pembrolizumab (as being evaluated in
TACTI-002
and
TACTI-003)
or nivolumab. The USPTO later granted a divisional patent, building on the protection provided by the parent patent. A similar divisional patent was also granted by the European Patent Office (EPO) during the year.
The USPTO and Chinese Patent Office each granted a new patent drawn to efti in combination with certain chemotherapies, building on corresponding Australian, European and Japanese patents.
The EPO granted a new patent protecting Immutep’s
pre-clinical
product candidate, IMP761, and also to the use of IMP761 in the treatment of
T-cell
mediated inflammatory and autoimmune diseases.
The USPTO and the Australian Patent Office each granted a new patent drawn to embodiments of leramilimab. These new patents build on the corresponding US, European and Japanese patents granted in previous years. The European Patent Office also granted a patent directed to combination therapy with leramilimab. These leramilimab patents are co-owned
by Immutep SAS and Novartis AG.
Patent Portfolio
The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2021) and title.

Patent Family	Title	Status	Expires
550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending China, US, Europe Granted US, Canada, Europe and Japan (x2)	2028

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe, Hong Kong and US Granted Australia, Europe (x4), Japan (x2) and US (x2)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in China, Europe, Japan, Korea, US and Hong Kong Granted in Australia, China, Europe, Hong Kong, Japan and US	2034

661 (Immutep S.A.S.)	Treatment of Cancer	PCT application filed	2041

670 (Immutep S.A.S.)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, Brazil, India and Israel Granted in Europe (x2), Hong Kong, US (x2) and Mexico	2036

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 territories Granted Australia, US (x2), Europe, Japan, Iraq, Lebanon, Algeria and Colombia	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US Granted in Europe	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines and Singapore Granted in Europe, South Africa and Nigeria	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	PCT application filed	2040

763 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	PCT application filed	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, India, Brazil, and Israel	2037

810 (Immutep S.A.S.)	Assays	PCT application filed	2040
Family 3(CVac)

(Burnet Institute)	Method of producing dendritic cells pulsed with MFP	Granted in US	2022
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
PD-L1.
These positive results for checkpoint monotherapies are typically only seen in a relatively small subset of the targeted patient population which has led to hundreds of immune-oncology combination treatments being tested in clinical trials.

Our lead product candidate, eftilagimod alpha (IMP321 or efti), is being developed as a cancer therapeutic. Efti’s MOA stimulates and augments the human body’s natural immune response to fight cancer tumors and it is a member of a class of drugs known as “antigen presenting cell (APC) activators.” Other types of APC activators include toll like receptor (TLR) agonists, stimulator of interferon genes (STING) agonists, CD40 agonists, or oncolytic viral therapies. Efti’s MOA leads to the activation of APCs, such as monocytes and dendritic cells, which results in increased T cell levels.
We are aware of other companies that are developing cancer therapeutics in the same specific indications we are currently targeting and may target in the future. Some of these competitors are developing APC product candidates, other immune-modulating therapeutics that promote an immunological response against cancer and therapies targeting patients who have received prior anti-PD-1/PD-L1
therapies. These companies include, but are not limited to Birdie Biotech, Inc., AstraZeneca PLC, Arcus Biosciences Inc., Curevac NV, Checkmate Pharmaceuticals, Inc., Gilead Sciences Inc., GlaxoSmithKline plc,
Hoffmann-La
Roche Ltd., Idera Pharmaceuticals, Inc., AbbVie, Inc., Incyte Corporation, ImmunityBio, Inc, Merck & Co, Idera Pharmaceuticals, Inc., Nektar Therapeutics, Eisai Co Ltd. and Regeneron Pharmaceuticals, Inc..
Current treatments for metastatic breast cancer, the current lead indication of efti, include chemotherapies/cytotoxics, parp inhibitors, CDK4/6 inhibitors, angiogenesis inhibitors, nonsteroidal aromatase inhibitors and immunotherapies. Efti is developed for a specific subset of metastatic breast cancer, specifically human epidermal growth factor receptor
2-negative
(HER2-), hormone receptor positive (HR+) metastatic breast cancer patients that have previously undergone endocrine therapy as well as possibly CDK4/6 therapy and are eligible to receive chemotherapy. Efti is also being investigated in patients with recurrent/metastatic head and neck squamous cell carcinomas (R/M HNSCC). Current treatments for HNSCC include combination therapy with cetuximab, cisplatin, and
5-fluoruracil
(5-FU)
and more recently, immunotherapy through
PD-1
blockade has become an option, either alone or in combination with platinum plus
5-FU.
Similarly in metastatic
Non-small
cell lung cancer, another indication where efti is tested, platinum based chemotherapies were mostly replaced by anti-PD-(L)1
monotherapies or
anti-PD-(L)1
+ chemotherapy combination treatments in recent years.
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
Inflation and Seasonality
Management believes inflation has just had a very limited impact on our operations or financial condition. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, cancer and autoimmune diseases, which are the targets of our product candidates, are not seasonal diseases. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.
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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France
D.     Property, Plants and Equipment
We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	October 31, 2021
Paris, France	December 31, 2021
Berlin, Germany	February 28, 2023
Leipzig, Germany	December 31, 2021

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not Applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
We receive tax incentives from the Australian and French Governments for research and development activities (R&D activities).
Subject to certain exclusions, the Australian Government tax incentive scheme provides benefits for eligible R&D activities. Under the Australian R&D tax incentive scheme, entities are entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than A$20 million per annum or (ii) a non-refundable
38.5% tax offset for all other entities with an aggregate turnover of A$20m or more, or controlled by any exempt entity (exempt entity is, entity which is exempted from income tax). Our aggregated turnover is less than A$20 million and not controlled by an exempt entity, we anticipate being entitled to a claim of 43.5% refundable tax offset for costs relating to eligible R&D activities during the year.
The French R&D tax credit is determined on the basis of the eligible R&D expenses incurred during the calendar year. Currently, the R&D credit equals 30% of the R&D eligible expenses incurred during the year, up to EUR 100 million in eligible R&D expenses, and 5% beyond this amount. As our turnover is currently less than EUR 100 million p.a., we anticipate being entitled to claim a 30% refundable tax offset for costs relating to eligible R&D activities during the year.
We are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “Note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

A. Operating Results
Results of Operations
Comparison of Fiscal Year Ended June 30, 2021 to Fiscal Year Ended June 30, 2020
Revenue
Licensing revenue was nil in the fiscal year 2021 compared to A$7.49 million in fiscal year 2020. In fiscal year 2020 the Company received licensing revenue as a licensing partner achieved a predetermined milestone, which triggered a payment to Immutep. No such milestones were recognised during fiscal year 2021.
Other Income
The research material sales increased from A$280,000 in fiscal year 2020 to A$313,000 in fiscal year 2021.
Other income decreased by A$4.0 million to A$5.0 million for fiscal year 2021 from A$9.0 million for fiscal year 2020.
In April 2021, Immutep received a cash rebate of A$1.16 million from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2020 for the
TACTI-mel
and
TACTI-002
trials. In addition, Immutep has recognised approximately A$986K in grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2021.
Our French subsidiary recognised A$3.41 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2020 and A$998K for the first half of calendar year 2021.
Interest income decreased from A$200,000 in fiscal year 2020 to A$105,000 in fiscal year 2021. The decrease was mainly due to the decrease in weighted average interest rates. Total revenue and other income decreased from A$16.50 million in fiscal year 2020 to A$3.97 million in fiscal year 2021.
Research & Development and Intellectual Property Expenses
Research and development and intellectual property expenses decreased from A$22.47 million in fiscal year 2020 to A$17.24 million in year 2021. This decrease was mainly attributable to the significant decrease of clinical trial costs related to the completion of the
TACTI-mel
trial and the winding down of the AIPAC trial as all patients have completed the treatment and moved into the follow-up
phase.
Whilst clinical trial costs related to AIPAC are expected to decline further given the trial is being finalized, costs related to
TACTI-002
are expected to rise further with the expansion announced in November 2020, which includes an additional 74 patients with 1st line non-small
cell lung cancer (NSCLC).

Clinical trial costs related to
TACTI-003
are also expected to increase significantly in fiscal year 2022 due to the planned progress of the clinical trial.
Corporate Administrative Expenses
Corporate administrative expenses for fiscal year 2021 were A$6.28 million compared to A$6.34 million for fiscal year 2020.
Net change in fair value of convertible note liability
The net change in fair value of the convertible note liability was A$1.17 million for fiscal year 2021 compared to A$1.15 million for fiscal year 2020. The increase was attributable to the liability component of the convertible note being measured at fair value.
Net change in fair value of warrants
The loss of $8.66m for fiscal year 2021 was from the net change in fair value of warrants due to the share price increase, whilst in fiscal year 2020 a gain of $2.21m in the net change in fair value of warrants was recognised.
Net Loss
The loss after tax for fiscal year 2021 of A$29,902,624 was significantly higher compared to A$13,468,232 for fiscal year 2020. This increase was mainly attributable to a decrease in licensing revenues as well as an increase in non-cash
changes in the fair value of financial liabilities. Removing the impact of this non-cash
item results in a loss after tax for fiscal year 2021 of ~$21.24M.
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
Other Income
Other income increased by A$1.7 million to A$9.0 million for fiscal year 2019 from A$7.3 million for fiscal year 2019.
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
Our French subsidiary received two cash grants from the French Crédit d’Impôt Recherche scheme during fiscal year 2020. In October 2019, it received €1.57 million (approximately A$2.58 million) for the eligible research and development expenditures incurred in the 2018 calendar year in Europe. In May 2020, it received €2.17 million (approximately A$3.58 million) for the eligible research and development expenditures incurred in the 2019 calendar year in Europe. The French subsidiary has also recognised A$1.98 million grant income from the French Crédit d’Impôt Recherche scheme for the expenditure incurred on eligible research and development activities conducted in first half of calendar year 2020.
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
Research & Development and Intellectual Property Expenses
Research and development and intellectual property expenses increased from A$18.47 million in fiscal year 2019 to A$22.47 million in fiscal year 2020. The significant increase was primarily due to the increased clinical trial activities, especially in
TACTI-002
and AIPAC.

Whilst clinical trial costs related to AIPAC and
TACTI-mel
are expected to decline given both of these trials are being finalized, costs related to
TACTI-002
are expected to rise further as the predefined number of patient responses to the combination treatment were observed in the initial patient cohorts, warranting further recruitment of patients into stage 2 of two of the three patient Parts so far.
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
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2021 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.
AASB 101(IAS 1) Presentation of Financial Statements
The AASB issued a narrow-scope amendment to AASB 101(IAS1) Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current,
depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (
e.g
. the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101(IAS 1) means when it refers to the ‘settlement’ of a liability.
Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The amendment should be applied for annual periods beginning on or after January 1, 2022. There is no significant impact on adopting the amendment to AASB 101 (IAS 1).
B. Liquidity and Capital Resources
Off-Balance Sheet Arrangements
During fiscal years 2021, 2020 and 2019, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Tabular Disclosure of Contractual Obligations
The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At June 30, 2021	$	$	$	$	$
Convertible note liability	—	4,469,019	—	4,469,019	2,526,870
Lease liability	215,005	78,455	—	293,460	288,307

Total	215,005	4,547,474	—	4,762,479	2,815,177

Contingent liabilities
Immutep did not have material Contingent liabilities outstanding as of June 30, 2021.

Capital commitments
Immutep did not have material future capital expenditure outstanding as of June 30, 2021.
We have agreements with clinical sites and contract research organizations, which specify the total cost for each project. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial. Immutep has the legal right to terminate the contract early with a written notice to the contract research organization.
Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible notes, exercise of US warrants, operating grants and interest earned from cash on term deposit. For further information, refer to notes 15, 16 and 20 to our audited financial statements included in this annual report.
Equity Issuances
The following table summarizes our issuances of ordinary shares for cash, share-based payments and executive and employee compensation in the last five fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Ordinary Shares – exercise of performance rights and options	2017	1,811,199	1
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2018	94,633,973	16,142,679
Ordinary Shares – private placement and exercise of warrants	2019	36,251,563	5,792,343
Ordinary Shares – private placement and fully underwritten entitlement offer	2020	148,769,070	20,555,622
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights and warrants	2021	260,521,997	52,429,303
All number of shares in the table above has been adjusted for the 10 to 1 share consolidation completed in November 2019.

In July 2017, we completed our first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. We issued warrants to purchase up to 1,973,451 of its ADSs. The warrants will expire on January 5, 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the fiscal years 2021, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of the Warrants remain as at June 30, 2021.
In December 2018, we completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors in the United States to purchase 260,000,000 ordinary shares represented by 2,600,000 ADSs, as a purchase price per ADS of US$2.00 in a registered direct offering, for total gross proceeds of approximately US$5.2 million. In a concurrent private placement, we issued warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. Each warrant has an exercise price of US$2.50. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each. As a result, none of these warrants were outstanding as at June 30, 2021.
In July 2019, we completed a private placement of our ordinary shares. In August 2019, we completed an underwritten pro rata non-renounceable
entitlement offer. In total, we raised A$10 million before transaction costs.
In May 2020, we completed a private placement of our ordinary shares that raised A$12.0 million before transaction costs.
In November 2020, we completed a private placement of our ordinary shares that raised A$29.6 million before transaction costs.
During the fiscal year 2021, US investors exercised total of 3,427,211 warrants at an exercise price of US$ 2.49 each. Immutep received US$8.53 million (A$11.3 million) cash payment in total.
In June 2021, we conducted a Two-Tranche private placement which raised A$67.2 million in total before transaction costs.
Capital Requirements
As of June 30, 2021, we had
year-end
cash and cash equivalents of A$60.6 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations for more than 12 months from the date of this filing. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.
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
Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the scope, results and timing of preclinical studies and clinical trials;

•	the costs and timing of regulatory approvals; and

•	the costs of establishing sales, marketing and distribution capabilities.
Cash Flows
The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2021	2020	2019
	A$	A$	A$
Net cash used in operating activities	(17,640,342)	(10,839,339)	(15,286,398)
Net cash used in investing activities	(15,601)	(19,348)	(41,434)
Net cash provided by (used in) financing activities	52,679,925	20,478,081	8,012,715
Net increase (decrease) in cash and cash equivalents	35,023,982	9,619,394	(7,315,117)
Effect of exchange rate on cash and cash equivalents	(752,838)	134,671	407,578
Cash and cash equivalents at beginning of period	26,322,047	16,567,982	23,475,521
Cash and cash equivalents at end of period	60,593,191	26,322,047	16,567,982
Operating Activities
Net cash used in operating activities was A$17.6 million, A$10.8 million and A$15.3 million during fiscal years 2021, 2020 and 2019, respectively. Payments to suppliers and employees in the net cash used in operating activities mainly relates to R&D and administrative costs. Payments to suppliers and employees decrease by A$7.1 million during fiscal year 2021. This decrease was mainly attributable to the significant decrease of clinical trial costs related to the completion of the
TACTI-mel
trial and the winding down of the AIPAC trial as all patients have completed the treatment and moved into the follow-up
phase.
During fiscal years 2021, 2020 and 2019, our payments to suppliers and employees were offset by license revenue received of Nil, A$7.5 million and A$0.1 million, respectively, interest income received of A$0.1 million, A$0.2 million and A$0.4 million, respectively, and grant income received of A$1.3 million, A$7.7 million and A$2.7 million, respectively.
Investing Activities
Net cash used in investing activities was A$15,601 during fiscal year 2021, Net cash used in investing activities was A$19,348 during fiscal year 2020 and A$41,434 during fiscal year 2019. The net cash outflow for fiscal year 2021 and 2020 was due to the purchase of plant and equipment.
Financing Activities
Net cash provided by financing activities during fiscal year 2021 was A$52.7 million and $20.5 million during fiscal year 2020. Net cash provided by financing activities was A$8.0 million during fiscal year 2019. Net cash provided by financing activities during (i) fiscal year 2021 was primarily attributable to the two placements of A$41.2 million and exercising of warrants of A$11.3 million and advance payment from Australian and New Zealand shareholders under a Share Purchase Plan of $A0.5 million,(ii) fiscal year 2020 was primarily attributable to the placement of A$4.0 million, underwritten entitlement offer of A$6.0 million and another placement of A$12 million, (iii) fiscal 2019 was primarily attributable to a registered direct offer of ADSs (A$6.6 million) and the exercise of warrants (A$1.5 million).
At June 30, 2021, we had A$60.6 million in cash and cash equivalents compared with 2020, where we had A$26.3 million in cash and cash equivalents. At June 30, 2019, we had A$16.6 million in cash and cash equivalents.
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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main clinical trials are the ongoing AIPAC 227 patient Phase IIb study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 as an adjuvant to a standard chemotherapy treatment regimen of paclitaxel,
TACTI-002
Phase II study in up to 183 patients. and our pilot Phase I
TACTI-mel
study for 24 patients who are being dosed with IMP321 in combination with KEYTRUDA
®
(pembrolizumab). Whilst clinical trial costs related to AIPAC and
TACTI-mel
are expected to decline further given both of these trials are being finalized, costs related to
TACTI-002
are expected to rise further as the predefined number of patient responses to the combination treatment were observed in the initial patient cohorts, warranting further recruitment of patients into stage 2 of two of the three patient Parts so far. Based on the encouraging results reported at ESMO and SITC in 2020, Immutep began plans for its new
TACTI-003
Phase IIb trial. In November 2020, the Company announced plans for a new study in the commercially more relevant 1st line recurrent or metastatic HNSCC setting. The new trial, called
TACTI-003,
is a randomised, controlled Phase IIb clinical study in up to 154 patients and marks Immutep’s second collaboration with MSD to evaluate KEYTRUDA
®
(pembrolizumab) in combination with efti.
It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with IMP321, as well as commence the recently announced trials with our partners. Expenses will also increase as we continue to progress the pre-clinical
development of IMP761.
E. Critical Accounting Estimates
Not
applicable
.

F. Safe Harbor
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2021.

Name	Age	Position
Russell Howard, Ph.D. (1)	71	Chairman and Non-Executive Chairman
Pete Meyers (3)	52	Deputy Chairman and Non-Executive Director
Grant Chamberlain (2)	50	Non-Executive Director
Marc Voigt	48	Executive Director, Chief Executive Officer, and Chief Financial Officer
Frédéric Triebel	66	Chief Scientific Officer & Chief Medical Officer
Deanne Miller	44	Chief Operating Officer, General Counsel & Company Secretary

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.
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
 Pete Meyers.
Pete Meyers has been a
Non-Executive
Director of Immutep since February 12, 2014 and appointed as
Non-Executive
Deputy Chairman on November 17, 2017. He is also the Chief Financial Officer of Slayback Pharma LLC.    Prior to joining Slayback Pharma LLC, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as
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
Mr.
 Marc Voigt.
Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 21 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up
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
Executive Compensation
The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal year 2021.

June 30, 2021	Short-term Benefits					Post Employment Benefits	Long- term Benefits	Share-based Payments				Total
	Salary and fees A$		Cash bonus A$	Non Monetary* A$		Super- annuation A$	Long service leave A$	Executive Performance rights* A$		Non-executive Performance Rights A$		A$
Non-Executive Directors
Dr. R. Howard	82,192		—	—		7,808	—	—		53,452	1	143,452
Mr. P. Meyers	—		—	—		—	—	—		113,508	2	113,508
Mr G Chamberlain	—		—	—		—	—	—		164,948	3	164,948
Mr. M. Voigt	408,593	**	123,942	24,167	#	—	—	437,885	4	—		994,587
Other Key Management Personnel
Dr. F. Triebel	271,522	*	—	163,620	#	118,270	—	305,218	5	—		858,630
Ms. D. Miller	225,500	***	100,000	—		30,923	9,059	203,479	5	—		568,961

	987,807		223,942	187,787		157,001	9,059	946,582		331,908		2,844,086

*	The cash salary for Dr Triebel remains the same as fiscal year 2020. The variances are from the foreign currency translation.
**	The cash salary for Mr Voigt increased by €12,500 per annum effective January 2021.
***	The cash salary for Ms Miller increased by $11,000 per annum effective January 2021.
#
Non-monetary
benefits include compulsory employer funded social security contributions ($24,167 for Mr M Voigt and $163,620 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with French and German regulations.

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

The first tranche of 250,000 performance rights vested on December 1, 2018 (being for continued service from November 18, 2017 to November 17, 2018). The second tranche of 250,000 performance rights vested on December 1, 2019 (being for continued service from November 18, 2018 to November 17, 2019). The third tranche of 250,000 performance rights vested on December 1, 2020 (being for continued service from November 18, 2019 to November 17, 2020). The final 250,000 rights will vest on December 1, 2021 (being continued service from November 18, 2020 to November 17, 2021).

(2)
Mr. Pete Meyers was issued 1,002,335 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive
director, in accordance with shareholder approval received in November 25, 2016.

The number of performance rights was calculated based on 3.67 years of directors’ fees at $105,000 per annum divided by $0.384 (being the
5-day
VWAP up to and including September 9, 2016). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 181,425 performance rights vested on October 1, 2017 (being for service from February 1, 2017 to September 30, 2017). The second tranche of 273,636 performance rights vested on October 1, 2018 (being for service from October 1, 2017 to September 30, 2018). The third tranche of 273,637 performance rights vested on October 1, 2019 (being for service from October 1, 2018 to September 30, 2019). The final 273,637 vested on October 1, 2020 (being for service from October 1, 2019 to September 30, 2020).

On December 2, 2019, Mr. Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive
director, in accordance with shareholder approval received in November 1, 2019. The number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.
The first tranche of 500,000 performance rights (post share consolidation) vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights due to vest on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights due to vest October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

(3)
Mr. G Chamberlain was issued 1,327,236 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive
director, in accordance with shareholder approval received in November 2017. The number of performance rights was calculated based on 3.12 years of directors’ fees at A$90,000 p.a. divided by A$0.2111 (being the
5-day
VWAP up of our ordinary shares up to and including August 21, 2017). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 473,929 performance rights vested on October 1, 2018 (being for service from August 21, 2017 to September 30, 2018). The second tranche of 426,653 performance rights vested on October 1, 2019 (being for service from October 1, 2018 to September 30, 2019). The third tranche of 426,654 performance rights vested on October 1, 2020 (being for service from October 1, 2019 to September 30, 2020).
On November 6, 2020, Mr Grant Chamberlain was issued 1,350,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive
director, in accordance with shareholder approval received in October 2020. The number of performance rights was calculated based on 3 years of directors’ fees at $90,000 p.a. divided by $0.20 (being the closing price of our ordinary share on August 18, 2020). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.
The first tranche of 450,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 450,000 performance rights due to vest on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 450,000 performance rights due to vest October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

(4)
On December 2, 2019, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 1, 2019.
One-third
vested on October 1, 2020;
One-third
vested on October 1, 2021 and
One-third
is due to vest on October 1, 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

(5)
On October 3, 2019, Ms Deanne and Dr F Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows:
One-third
vested on October 1, 2020 to Ms D Miller and Dr F Triebel; One -third vested on October 1, 2021 to Ms D Miller and Dr F Triebel and
one-third
is due to vest on October 1, 2022 to Ms D Miller and Dr F Triebel. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

Service Agreements
The following members of key personnel have service agreements as at June 30, 2021 as follows:

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

Base salary	€262,500

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	December 12, 2014

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

Base salary	€170,040

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice. The termination terms are payment of base salary in lieu of notice period.

Base salary	A$231,000
Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2021, no obligation has arisen for recognition.
Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.
Executive Incentive Plan
A new Executive Incentive Plan, or EIP, was approved by shareholders at our Annual General Meeting in November 2018.The key terms of the EIP are as follows:
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
Details of bonuses and share-based compensation
The percentage of the available bonus or grant that was paid, or that vested, in the year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

Name	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	Forfeited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date******	Forfeited	Fiscal years in which rights may vest
	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	1,000,000	390,000	75%	250,000	97,500	—	2019, 2020, 2021 & 2022
Mr P Meyers	—	—	2017 2019	** *****	1,002,335 1,500,000	370,864 420,000	100 —%	273,637 —	64,305 —	— —	2018, 2019, 2020 & 2021 2022, 2023 & 2024
Mr G Chamberlain	—	—	2017 2020	*** ****	1,327,236 1,350,000	278,719 344,249	100 —%	426,653 —	100,264 —	— —	2019, 2020 & 2021 2022, 2023 & 2024
Mr M Voigt	100%	—	2019	*****	3,600,000	1,008,000	33%	1,200,000	282,000	—	2021, 2022 & 2023
Mr F Triebel	—	—	2019	*****	2,700,000	702,000	33%	900,000	211,500	—	2021, 2022 & 2023
Ms D Miller	100%	—	2019	*****	1,800,000	468,000	33%	600,000	141,000	—	2021, 2022 & 2023

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

****
Mr Grant Chamberlain was issued 1,350,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive
director, in accordance with shareholder approval received at the AGM on October 27, 2020.

*****	Performance rights were granted under the EIP. Short-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on October 1, 2020

•	1/3 vested on October 1, 2021

•	1/3 are due to vest on October 1, 2022
Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract. These rights were issued pre-share
consolidation, adjusted, and shown on a post consolidation basis.

******
The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the fiscal year has been determined as the intrinsic value of the performance rights at that date.

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
(i) Options holdings
There were no options holdings outstanding and no movements during the fiscal years June 30, 2021, June 30, 2020 and June 30, 2019.
(ii) Performance Rights holdings

2021	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	500,000	—	(250,000)	—	250,000	—	250,000
Mr Pete Meyers	1,773,637	—	(273,637)	—	1,500,000	—	1,500,000
Mr Marc Voigt	3,600,000	—	(1,200,000)	—	2,400,000	—	2,400,000
Mr Grant Chamberlain	426,654	1,350,000	(426,654)	—	1,350,000	—	1,350,000
Ms Deanne Miller	1,800,000	—	(600,000)	—	1,200,000	—	1,200,000
Dr Frédéric Triebel	2,700,000	—	(900,000)	—	1,800,000	—	1,800,000

	10,800,291	1,350,000	(3,650,291)	—	8,500,000	—	8,500,000

(iii)	Ordinary Share holdings

2021	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Dr Russell Howard	500,000	250,000	—	—	750,000
Mr Pete Meyers	1,500,758	273,637	—	—	1,774,395
Mr Marc Voigt	7,647,445	1,200,000	—	—	8,847,445
Mr Grant Chamberlain	1,301,369	426,654	—	—	1,728,023
Ms Deanne Miller	3,003,892	600,000	—	(640,000)	2,963,892
Dr Frédéric Triebel	5,953,764	900,000	—	—	6,853,764

Total ordinary shares	19,907,228	3,650,291	—	(640,000)	22,917,519

ADSs
Mr Marc Voigt	45	—	—	—	45

Total ADSs	45	—	—	—	45

Shares under option
Unissued ordinary shares of Immutep Limited under option at June 30, 2021 are as follows:

Date options granted	Expiration Date	Exercise Price			Number**		Listed/Unlisted Options
August 5, 2015	August 4, 2025		$0.248		847,600		Unlisted
July 4, 2017	January 5, 2023	US$	0.249	*	2,065,070	*	Unlisted

					2,912,670

*1
American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up and their exercise prices adjusted accordingly in the above table to be comparable.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive
directors up to June 30, 2021.

2021 Grant date	Fair value	Balance at start of the year	Granted during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested and exercisable at end of the year
		Number	Number	Number	Number	Number	Number
November 28, 2017	0.230	500,000	—	(500,000)	—	—	—
October 2, 2018	0.470	387,560	—	(387,560)	—	—	—
October 3, 2019	0.260	4,500,000	—	(1,500,000)	—	3,000,000	—
November 1, 2019	0.280	3,600,000	—	(1,200,000)	—	2,400,000	—
January 2, 2020	0.260	2,850,000	—	(950,000)	—	1,900,000	—
October 2, 2020	0.235	—	263,502	—	—	263,502	—

		11,837,560	263,502	(4,537,560)	—	7,563,502	—

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
The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Russell Howard	Non-Executive Director	2013	November 2021*
Pete Meyers	Non-Executive Director	2014	November 2022
Grant Chamberlain	Non-Executive Director	2017	November 2023
Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*
The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every AGM. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Russell Howard will stand for re-election
at the Company’s AGM in 2021.

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

1.
Lay solid foundations for management and oversight
. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During fiscal year June 30, 2021, we varied from the Recommendations in the following area:

•
The Board adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations in June 2020, however the board believes that the Company is still not of a size and does not have large enough workforce to warrant the setting of formal gender diversity objectives.

2.
Structure the Board to be effective and add value
. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2021, we varied from the Recommendations in the following area:

•
The Board believes that the Company is not of a size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.
Instill a culture of acting lawfully, ethically and responsibly
. Companies should act lawfully, ethically and responsibly. Further to implementing the Whistleblower Policy in 2019, the Company adopted a statement of Immutep’s values and Anti-Bribery and Corruption Policy in 2020 to promote ethical and responsible decision-making.

4.	Safeguard the integrity of corporate reports . Companies should have formal and rigorous processes to independently verify and safeguard the integrity of their corporate reporting.

5.
Make timely and balanced disclosure
. Companies should make timely and balanced disclosure of all matters concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

6.
Respect the rights of security holders
. Companies should respect the rights of shareholders by providing them with appropriate information and facilities to allow them the effective exercise of those rights.

7.	Recognize and manage risk . Companies should establish a sound system of risk management and periodically review the effectiveness of that internal control.

8.	Remunerate fairly and responsibly . Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.
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
Committees of the Board of Directors
Audit Committee
. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the U.S. Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.
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
Corporate Governance Requirements — Nasdaq Global Market Marketplace Rules.
Our shares in the form of ADRs are quoted on the Nasdaq Global Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S., such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•
Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares - The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•
The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present - The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•
We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

•
The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation and nomination committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Remuneration Committee that is consistent with the requirements of the ASX and which we believe is appropriate and typical of generally accepted business practices in Australia. However, we do not have a nomination committee and do not expect to establish it.

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

We do not have a ‘diverse’ board of directors as defined in Nasdaq Rule 5605(f). Immutep is a small company with four Directors. All of our Directors have been with Immutep several years so there has not been an opportunity to consider ‘diverse’ candidates. That being said, we believe in having a diverse workforce and will consider ‘diverse’ director candidates when an opportunity arises.
Directors’ Service Contracts
For details of directors’ service contracts providing for benefits upon termination of employment, see “Item 6. Directors, Senior Management and Employees-B. Compensation-Service Agreements.”
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
D. Employees
As of June 30, 2021, we had 28 employees. Of these employees, 20 were employed in research and development, one in intellectual property management and 7 in general management and administration. Of these 28 employees, 7 were located in Australia, 3 were located in France and 18 were located in Germany. As at the end of fiscal years 2019 and 2020 we had 24 and 26 employees, respectively. The number of employees increased by approximately 8% during fiscal year 2021.
Each of our full-time employees has entered into an agreement with a term of employment of between one to four years or for an unlimited term. We also engage part-time employees. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.
Our standard contract of employment for full time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months’ notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees-B. Compensation-Service Agreements.”
E. Share Ownership
For a description of arrangements involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company, see “Item 6. Directors, Senior Management and Employees-B. Compensation-Global Employee Share Option Plan,” “-Employee Share Option Plan” and “-Executive Incentive Plan.”
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
The following table sets forth certain information as of June 30, 2021 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 748,152,935 ordinary shares issued and outstanding as of June 30, 2021.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Russell Howard	750,000		0.10%
Pete Meyers	1,774,395		0.24%
Marc Voigt	8,847,445		1.18%
	450	*	—
Grant Chamberlain	1,728,023		0.23%
Deanne Miller	2,963,892		0.40%
Frédéric Triebel	6,853,764		0.92%

All directors and executive officers as a group (6 persons) –	22,917,969		3.07%

*	Held by Marc Voigt in the form of 45 ADSs listed on the NASDAQ Global Market.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
To our knowledge, the only beneficial owner of 5% or more of our ordinary shares as of June 30, 2021 was Australian Ethical Investment Ltd (AEF).
On November 20, 2020, Australian
Ethical Investment Ltd increased its ownership of our ordinary shares to 8.44%. Due to the capital raising in November 2020, AEF’s ownership diluted to 6.75%. On June 28, 2021, AEF’s ownership further decreased to 5.56%. On July 30, 2021 AEF’s ownership further decreased to 4.89%. We received the “Notice of ceasing to be a substantial Holder” on October 7, 2021.
The Bank of New York Mellon Corporation (BNYM), as depositary of the ADR program, owned 32.82% of our ordinary shares as at July 30, 2021. BNYM has a relevant interest in 279,232,259 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the
Corporations Act
in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.
On July 30, 2021, FIL Limited became a substantial holder with 6.21% of ownership of our ordinary shares. FIL participated in the Company’s two-tranche
placement which was completed on July 30, 2021.
As of June 30, 2021, there were 12,937 holders of record of our ordinary shares, of which 8 holders, holding approximately 0.24% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, as many of these ordinary shares were held of record by brokers or other nominees.
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
During fiscal years 2021, 2020 and 2019, there were no related party transactions.
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Our audited consolidated financial statements for the fiscal years ending June 30, 2021, 2020 and 2019 are included in Item 18 of this Annual Report on Form
20-F,
which is found immediately following the text of this Annual Report on Form
20-F.
The audit report of PricewaterhouseCoopers Australia for each of the three years in the period ended June 30, 2021 is included therein immediately preceding the financial statements.
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
Directors may make calls.
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
On March 15, 2021 we entered into our second Clinical Trial Collaboration and Supply Agreement with Merck Sharp & Dohme B.V (“MSDBV”) and MSD International GmbH (“MSDIG”) to evaluate the combination of our lead immunotherapy product candidate eftilagimod alpha (“efti”) with MSDBV’s and MSDIG’s anti-PD-1
therapy KEYTRUDA
®
in a new clinical trial. Under the agreement, Immutep will conduct a new Phase IIb clinical trial in 1st line HNSCC patients, called
TACTI-003
(Two Active Immunotherapies). The trial will be a 1:1 randomised, controlled clinical study in approximately 160 1st line HNSCC patients. It will evaluate the safety and efficacy of Immutep’s lead product candidate, eftilagimod alpha (efti or IMP321), when given in combination with MSD’s KEYTRUDA
®
(pembrolizumab), compared to pembrolizumab alone.
TACTI-003
will take place in 20+ clinical sites in the United States, Australia and Europe.

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
In addition, a foreign person may not acquire shares in a company having consolidated total asset of or that is valued at A$266 million or more (or A$1,154 million or more in case of U.S. investors) if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$266 million or more. At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will be mindful of the number of ADS that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with the associates) to ensure that it will not be exceeded subject to the Australian Treasurer’s approval.
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
System.

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
non-Australian
resident holders of ADSs.
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian
resident shareholder are subject to dividend withholding tax, but only to the extent the dividends are not franked.
Dividends paid to a
non-Australian
resident shareholder are subject to withholding tax (a) except to the extent they have been franked and (b) at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.
In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian withholding tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. Special rules apply to Regulated Investment Companies and Real Estate Investment Trusts that hold shares and receive dividends. The Double Taxation Convention between Australia and the United States does not apply to impose withholding tax on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively. In such a case, the provisions of Article 7 (Business profits) or Article 14 (Independent personal services) of the Double Taxation Convention, as the case may be, would apply.
Tax on Sales or other Dispositions of Shares—Capital Gains Tax
Australian capital gains derived by
non-Australian
residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian
resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal is principally attributable to Australian real property assets.
Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Net capital gains are calculated after reduction for capital losses including certain prior year capital losses. Any remaining capital gain can be reduced by tax losses, including certain prior year tax losses.
Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange or is conducted using a broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration specifying either that they are an Australian resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The non-Australian resident stockholder may be entitled to receive a tax credit for the tax withheld by the purchaser that they may claim in their Australian income tax return.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account
Some
non-Australian
resident shareholders may hold shares on revenue account rather than on capital account, for example, stock traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.
Non-Australian
resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian
residents, which start at a marginal rate of 32.5% for
non-Australian
resident individuals. Some relief from the Australian income tax may be available to such non-Australian
resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.
To the extent an amount would be included in a
non-Australian
resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced to the extent the amount has been included in the assessable income of the shareholder. As a result ,so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.
Dual Residency
If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, then such shareholder could be primarily subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, then the Australian tax applicable would be limited by the Double Taxation Convention (albeit the tie-breaker rules only apply for individuals). Shareholders should obtain specialist taxation advice in these circumstances.
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
For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal year 2021. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.
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
Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2021		June 30, 2020
	USD	EUR	USD	EUR
Cash in bank	14,016,277	14,320,386	7,444,611	9,243,299
Trade and other receivables	49,880	4,312,691	—	1,966,803
Trade and other payables	(690,847)	(663,196)	(589,428)	(951,654)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
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
under the Exchange Act) as of June 30, 2021, as required by Rule
13a-15(b)
under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2021, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act
Rule 13a-15(f).
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2021 based on the criteria set forth in
Internal Control—Integrated Framework
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in
Internal Control — Integrated Framework
, our management concluded that our internal control over financial reporting was effective as of June 30, 2021.
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
Changes in Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting (as defined in
Rule 13a-15(f) of
the Exchange Act) for the fiscal year ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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
We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2021 and 2020.
PricewaterhouseCoopers

	Fiscal 2021 A$	Fiscal 2020 A$
Audit fees	289,202	282,580
Other audit-related services in relation to US regulatory filings	—	—

Total remuneration of PricewaterhouseCoopers Australia	289,202	282,580

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
Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Requirements— Nasdaq Global Market Marketplace Rules” for a summary of such differences.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The following financial statements are filed as part of this annual report on Form
20-F.

Immutep Limited

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Immutep Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2021 and June 30, 2020, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and June 30, 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board.
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
October 25, 2021
We have served as the Company’s auditor since 2011.
PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

IMMUTEP LIMITED
CONSOLIDATED BALANCE SHEETS
(in Australian dollars, except number of shares)

		June 30,
	Note	2021 A$	2020 A$
ASSETS
Current Assets
Cash and cash equivalents	7	60,593,191	26,322,047
Current receivables	8	6,124,231	3,293,692
Other current assets	9	1,701,969	1,536,135

Total Current Assets		68,419,391	31,151,874

Non-Current Assets
Plant and equipment	11	40,891	49,356
Intangibles	12	12,847,248	15,194,807
Right of use assets	19	268,813	201,215
Other non-current assets	10	454,190	—

Total Non-Current Assets		13,611,142	15,445,378

TOTAL ASSETS		82,030,533	46,597,252

Current Liabilities
Trade and other payables	14	4,781,729	2,934,367
Employee benefits	17	350,135	300,466
Lease liability	19	208,194	129,412

Total Current Liabilities		5,340,058	3,364,245

Non-Current Liabilities
Convertible note liability	16	2,526,870	8,789,113
Warrant liability	15	722,966	949,600
Employee benefits	18	88,915	61,978
Lease liability	19	80,113	132,971
Deferred tax liability	13	—	—

Total Non-Current Liabilities		3,418,864	9,933,662

TOTAL LIABILITIES		8,758,922	13,297,907

NET ASSETS		73,271,611	33,299,345

EQUITY
Contributed equity	20	313,422,305	242,990,507
Reserves	21	34,491,526	66,014,899
Accumulated losses	21	(274,642,220)	(275,706,061)

Equity attributable to the owners of Immutep Limited		73,271,611	33,299,345

TOTAL EQUITY		73,271,611	33,299,345

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Note	2021 A$	2020 A$	2019 A$
Revenue
License revenue		—	7,486,444	139,782
Other income
Research material sales		312,841	279,805	1,155,065
Grant income		3,549,965	5,973,034	4,342,364
Net gain on foreign exchange		—	346,331	493,736
Net gain on fair value movement of warrants	15	—	2,214,813	961,176
Interest income		105,327	199,541	397,281

Total revenue and other income		3,968,133	16,499,968	7,489,404

Expenses
Research & development and intellectual property	5	(17,236,780)	(22,472,648)	(18,466,852)
Corporate administrative expenses	5	(6,282,105)	(6,338,652)	(6,369,661)
Net loss on fair value movement of warrants	15	(8,663,013)	—	—
Net loss on foreign exchange		(507,042)	—	—
Finance costs		(9,825)	(10,457)	—
Changes in fair value of convertible note liability	16	(1,171,959)	(1,146,406)	(996,875)

Loss before income tax expense		(29,902,591)	(13,468,195)	(18,343,984)
Income tax (expense)/ benefit	6	(33)	(37)	—

Loss after income tax expense for the year		(29,902,624)	(13,468,232)	(18,343,984)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(580,408)	99,957	558,415

Other comprehensive income/(loss) for the year net of tax		(580,408)	99,957	558,415

Total comprehensive loss for the year		(30,483,032)	(13,368,275)	(17,785,569)

Loss for the year is attributable to:
Owners of Immutep Limited		(29,902,624)	(13,468,232)	(18,343,984)

		(29,902,624)	(13,468,232)	(18,343,984)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(30,483,032)	(13,368,275)	(17,785,569)

		(30,483,032)	(13,368,275)	(17,785,569)

			Cents (Restated )	Cents (Restated )
Basic loss per share	31	(5.03)	(3.26)	(5.29)
Diluted loss per share	31	(5.03)	(3.26)	(5.29)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2021 A$	2020 A$	2019 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(19,514,293)	(26,579,450)	(19,553,135)
Cash receipts from grant income and government incentives		1,313,997	7,702,775	2,669,806
Cash receipts from license revenue		—	7,486,444	139,782
Cash receipts from research material sales		322,586	327,876	1,064,840
Interest received		112,243	229,348	410,630
Advance from customers		138,312	—	—
Income Tax paid		(33)	(37)	—
Payment for security deposit		—	—	(18,321)
Payment for interest on leases		(13,154)	(6,295)	—

Net cash flows used in operating activities	30	(17,640,342)	(10,839,339)	(15,286,398)

Cash flows related to investing activities
Payments for plant and equipment		(15,601)	(19,348)	(41,434)

Net cash flows used in investing activities	11	(15,601)	(19,348)	(41,434)

Cash flows related to financing activities*
Proceeds from issue of shares	20	43,307,232	22,030,556	4,871,250
Proceeds from issue of warrants		—	—	2,457,259
Proceeds from exercising of warrants	15	11,266,430	—	1,457,318
Share issue transaction costs	20	(2,144,359)	(1,474,934)	(536,225)
Principal elements of lease payments	19	(214,378)	(77,541)	—
Advance payment from shareholders for SPP		465,000	—	—
Transaction costs of warrant issues		—	—	(236,887)

Net cash flows provided by (used in) financing activities		52,679,925	20,478,081	8,012,715

Net increase/(decrease) in cash and cash equivalents		35,023,982	9,619,394	(7,315,117)
Effect of exchange rate on cash and cash equivalents		(752,838)	134,671	407,578
Cash and cash equivalents at the beginning of the year		26,322,047	16,567,982	23,475,521

Cash and cash equivalents at the end of the year	7	60,593,191	26,322,047	16,567,982

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 16 to the financial statements.

•	Fair value movement of warrant liability disclosed in Note 15 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 21 to the financial statements.
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2018	213,232,719	64,874,040	(244,584,832)	33,521,927
Other comprehensive income for the year, net of tax	—	558,415	—	558,415
Loss after income tax expense for the year	—	—	(18,343,984)	(18,343,984)

Total comprehensive income/(loss) for the year	—	558,415	(18,343,984)	(17,785,569)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	4,335,025	—	—	4,335,025
Exercise of warrants	2,043,359	—	690,987	2,734,346
Employee share based payment	—	1,581,987	—	1,581,987
Exercise of vested performance rights	1,480,488	(1,480,488)	—	—

Balance at June 30, 2019	221,091,591	65,533,954	(262,237,829)	24,387,716

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2019	221,091,591	65,533,954	(262,237,829)	24,387,716
Other comprehensive income for the year, net of tax	—	99,957	—	99,957
Loss after income tax expense for the year	—	—	(13,468,232)	(13,468,232)
Total comprehensive income/(loss) for the year	—	99,957	(13,468,232)	(13,368,275)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	20,555,622	—	—	20,555,622
Employee share based payment	—	1,724,282	—	1,724,282
Exercise of vested performance rights	1,343,294	(1,343,294)	—	—
Balance at June 30, 2020	242,990,507	66,014,899	(275,706,061)	33,299,345

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2020	242,990,507	66,014,899	(275,706,061)	33,299,345
Other comprehensive income for the year, net of tax	—	(580,408)	—	(580,408)
Loss after income tax expense for the year	—	—	(29,902,624)	(29,902,624)

Total comprehensive income/(loss) for the year	—	(580,408)	(29,902,624)	(30,483,032)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	41,172,232	—	—	41,172,232
Conversion of Convertible Notes	12,092,937	(31,073,830)	26,415,084	7,434,191
Exercise of Warrants net of transaction costs	15,595,335	—	4,551,381	20,146,716
Employee share based payment	—	1,702,159	—	1,702,159
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—

Balance at June 30, 2021	313,422,305	34,491,526	(274,642,220)	73,271,611

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(in Australian dollars, unless otherwise noted)
NOTE 1. SUMMARY

OF SIGNIFICANT ACCOUNTING

POLICIES
Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.
Immutep has four product candidates based on the LAG-3 immune control mechanism in development, all with different mechanisms of action. Its lead in-house product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein, which is in later-stage clinical development for the treatment of cancer.
Immutep has a second in-house product candidate (IMP761) which is in pre-clinical development for the treatment of autoimmune disease, and two clinical programs that are fully licensed to major pharmaceutical partners
.
Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.
These financial statements are the consolidated financial statements of the consolidated entity consisting of Immutep Limited and its subsidiaries. The financial statements are presented in the Australian currency.
Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Level 1
2
95 Pitt Street
Sydney NSW 2000
The financial statements were authorised for issue by the directors on October 2
5
, 2021. The directors have the power to amend and reissue the financial statements.
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.
Whilst
COVID-19
pandemic has continued to result in significant disruptions to the global economy during the fiscal year ended June 30, 2021, there still remains substantial uncertainty over the ultimate duration and the extent of the pandemic as well as the corresponding economic impacts. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements. For the Group, the ongoing
COVID-19
pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements.
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
(ii) New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2021 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

AASB 101(IAS 1) Presentation of Financial Statements
The AASB issued a narrow-scope amendment to AASB 101(IAS 1) Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current,
depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101(IAS 1) means when it refers to the ‘settlement’ of a liability.
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
(iii) New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2020;

•	AASB 2018-7 Amendments to Australian Accounting Standards – Definition of Material [AASB 101(IAS 1) and AASB 108](IAS 8)

•	AASB 2019-5 Amendments to Australian Accounting Standards – Disclosure of the Effect of the New IFRS Standards Not Yet Issued in Australia [AASB 1054]

•
Conceptual Framework for Financial Reporting and AASB
2019-1
Amendments to Australian Accounting Standards – References to the Conceptual Framework (Amendments to References to the Conceptual Framework in IFRS Standards in March 2018)

The Group also elected to adopt the following standards and amendments early:
AASB
2020-2
Amendments to Australian Accounting Standards – Annual Improvements 2018-2020 and Other Amendments {AASB 1 (IFRS 1), AASB 3 (IFRS 3), AASB 9 (IFRS 9), AASB 116 (IFRS 16), AASB137 (IAS 37) and AASB 141 (IAS 41)}.
The amendments listed above did not have any impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.
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
(b) Principles of consolidation
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
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

F-
9

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(continued)

(e) Revenue recognition
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

Variable consideration is only recognized as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognized in future periods.
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
(iii) Research collaboration income

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(e) Revenue recognition (continued)

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
(g) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying
amount exceeds its recoverable amount.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(g) Impairment of assets (continued)

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

(j) Financial Instruments
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
Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)
The Group does not hold any financial assets at fair value through profit or loss or fair value through comprehensive income.
Impairment of financial assets
AASB 9 (IFRS 9) requires more forward-looking information to recognize expected credit losses—the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is being assessed using an expected credit loss model.
Classification and measurement of financial liabilities
The Group’s financial liabilities comprise trade and other payables, convertible notes and US warrant liabilities. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method except for convertible note and US warrants liabilities.
All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

(k) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of fiscal year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.
(l) Compound instruments
Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge
.
If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.
(m) US warrant liability
The US warrant liabilities which are viewed as debt instruments, are measured at fair value through profit or loss. these warrants exercise price are in a currency other than functional currency of the Company, therefore it does not meet the “fixed-for-fixed” condition for recognising as equity component under IAS 32. They are classified as liabilities
.
The liability has been designated as at fair value through profit or loss on initial recognition and subsequent changes in fair value are recognised in the profit or loss. This liability is considered a derivative financial liability.
Finance costs
Finance costs are expensed in the period in which they are incurred.
(n) Plant and equipment
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
(o) Intangible assets
(i) Intellectual property
Costs incurred in acquiring intellectual property are capitalized and amortized on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.

F-1
4

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(o) Intangible assets (continued)

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
(iii) Goodwill
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling
interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
(p) Employee benefits
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

F-1
5

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(p) Employee benefits (continued)

(iv) Share-based

payments
Share-based compensation

benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 3
2.
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
performance vesting conditions.
Non-market
vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing
vesting conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity
.
(v) Termination benefits
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
(q) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(r) Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing:

•	the profit or loss attributable to owners of the Company

•
by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior fiscal year.

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

F-1
6

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

(s) Goods and Services Tax and other similar taxes (‘GST’)
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
(t) Leases
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
Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value
assets are recognised on a straight-line basis as an expense in profit or loss. During the fiscal
year ended June 30, 2021, the expense recognised for short term leases was A$20,188 and the expense recognised for low value leases was A$13,196.
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(t) Leases (continued)

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
The Group does not provide residual value guarantees in relation to leases
.
(u) Parent entity financial

informatio
n
The financial information for the parent entity, Immutep Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries, associates and joint venture entities
As disclosed in note 33,
non-current
assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.
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
The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each fiscal year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as current amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognized as a contribution to (or distribution from) wholly-owned tax consolidated entities.
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

F-1
8

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

(v) Reclassifications
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.
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
The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2021 and June 30, 2020.
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2021		June 30, 2020
	USD	EUR	USD	EUR
Cash in bank	14,016,277	14,320,386	7,444,611	9,243,299
Trade and other receivables	49,880	4,312,691	—	1,966,803
Trade and other payables	(690,847)	(663,196)	(589,428)	(951,654)
Sensitivity
Based on the financial assets and liabilities held at June 30, 2021, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax
loss for the year would have been $1,337,531 lower/$1,337,531 higher (2020 – $685,518 lower/$685,518 higher).
Based on the financial instruments held at June 30, 2021, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax
loss for the year would have been $1,796,988 lower/$
1,796,988

higher (2020 – $1,025,845 lower/$1,025,845 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax
loss will have an equivalent change to equity.

F-1
9

NOTE 2. FINANCIAL RISK

MANAGEMENT (continued)

The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars.
Currently the Group’s exposure to other foreign exchange movements is not material
.
(b) Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and receivables. Cash and cash equivalents consist primarily of deposits with banks for only independently rated parties with a minimum rating of ‘A’ according to ratings agencies are accepted. Receivables consist primarily of amounts recoverable from governments, where risk of non-recoverability
is minimal.
The credit quality of cash and cash equivalents and receivables are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2021	June 30, 2020
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	60,127,906	26,321,627
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call of $60,127,906 (2020 – $26,321,627) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
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

Contractual maturities of financial liabilities At June 30, 2021	Less than 12 months $	Between 1 and 5 years $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	4,781,729	—	—	4,781,729	4,781,729
Convertible note liability (refer note 16)	—	4,469,019	—	4,469,019	2,526,870
Lease liability	215,005	78,455	—	293,460	288,307

	4,996,734	4,547,474	—	9,544,208	7,596,906

F-
20

NOTE
 2. FINANCIAL RISK MANAGEMENT
(continued)
c) Liquidity risk (continued)

Contractual maturities of financial liabilities At June 30, 2020	Less than 12 months $	Between 1 and 5 years $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	2,934,371	—	—	2,934,371	2,934,371
Convertible note liability (refer note 16)	—	—	17,876,076	17,876,076	8,789,113
Lease liability	137,025	136,154	—	273,179	262,383

	3,071,396	136,154	17,876,076	21,083,626	11,985,867

(d) Fair value measurements
The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2021 and June 30, 2020 on a recurring basis:

At June 30, 2021	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	2,526,870	2,526,870
Warrant liability	—	722,966	—	722,966

Total liabilities	—	722,966	2,526,870	3,249,836

At June 30, 2020	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	8,789,113	8,789,113
Warrant liability	—	949,600	—	949,600

Total liabilities	—	949,600	8,789,113	9,738,713

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

F-2
1

NOTE
 2. FINANCIAL RISK MANAGEMENT
(continued)
(d) Fair value measurements (continued)

(ii) Fair value measurements using value

technique
s

•	There are no financial instruments as at June 30, 2021 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 15 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 16 for details of fair value measurement.
(iii) Valuation inputs and relationships to fair value
For US warrant valuation inputs under Level 2, please refer to Note 15.
The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at June 30, 2021 $	Unobservable inputs	Range of inputs
Convertible note	2,526,870	Face value	3,437,707
		Interest rate of note	3%
		Risk adjusted interest rate	15%
(iv) Valuation process
The convertible note was valued using a discounted cash flow model.
NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances
.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year are discussed below.
(a) Accounting estimate for R&D tax incentive
Research and development grant income is estimated based on an assessment of qualifying research and development expenditure in each tax jurisdiction. There is some judgement required in assessing the quantum of grant income to recognize due to the complexity of the legislation in each tax jurisdiction.
(b) Development expenditure
The consolidated entity has expensed all internal development expenditure incurred during the fiscal year as the costs relate to the initial expenditure for development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the development costs as they did not meet the criteria to be capitalized under AASB 138 (IAS 38)
Intangible Assets
.
(c) Liquidity
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2021, the Group holds cash and cash equivalents of $60,593,191(2020:
$
26,322,047).
In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months.

F-2
2

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
(continued)
(c) Liquidity (continued)

Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis. Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future capital raising initiatives, and the control of variable spending on research and development activities of the Group.
(d) Assessment on the carrying value of intellectual property
Costs incurred in acquiring intellectual property are capitalised and amortised on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2021 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note1(g).
In March 2020, the novel coronavirus (COVID-19), was declared a world-wide pandemic by the World Health Organisation. This has spread rapidly throughout the world, including Australia, causing significant disruption to business and economic activity. The Group implemented business continuity procedures in place and implemented measures and safeguards to address health and safety risks whilst continuing to carry out ongoing clinical trials. To date, the Group’s operations have been maintained with limited disruption and the Group has undertaken additional measures to protect the health of its employees and patients.
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
The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at June 30, 2021 about future events, including
COVID-19
that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended June 30, 2021, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of
COVID-19,
as well as other factors, could result in material impacts to our consolidated financial statements in future reporting periods.
(e) Investment in subsidiaries
Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.
Given the current phase of operations, management has recognised these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property
Accounts receivables and payables with external parties
Fair value estimates of convertible note and warrant liability
Fair value estimation of convertible note and warrant liability is included in the notes to the financial statements.

F-2
3

NOTE 4. SEGMENT REPORTING
Identification of reportable operating

segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy
.

Operating segment information June 30, 2021	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue*	—	—	—
Other income
Research material sales	312,841	—	312,841
Grant income	3,549,965	—	3,549,965
Net gain on fair value movement of warrants	—	—	—
Net gain on foreign exchange	—	—	—
Interest income	—	105,327	105,327

Total revenue and other income	3,862,806	105,327	3,968,133

Segment Result	(19,665,904)	(10,236,687)	(29,902,591)

Profit/(loss) before income tax expense	(19,665,904)	(10,236,687)	(29,902,591)
Income tax expense			(33)

Loss after income tax expense			(29,902,624)

Total segment assets	82,030,533	—	82,030,533
Total segment liabilities	8,758,922	—	8,758,922

Operating segment information June 30, 2020	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue*	7,486,444	—	7,486,444
Other income
Research material sales	279,805	—	279,805
Grant income	5,973,034	—	5,973,034
Net gain on fair value movement of warrants	—	2,214,813	2,214,813
Net gain on foreign exchange	—	346,331	346,331
Interest income	—	199,541	199,541

Total revenue and other income	13,739,283	2,760,685	16,499,968

Segment Result	(15,082,474)	1,614,279	(13,468,195)

Profit/(loss) before income tax expense	(15,082,474)	1,614,279	(13,468,195)
Income tax benefit			(37)

Loss after income tax expense			(13,468,232)

Total segment assets	46,597,252	—	46,597,252
Total segment liabilities	13,297,907	—	13,297,907

*
Licensing revenue relates mainly of GSK milestone payment of GBP 4 million (A$7.49 million) received in fiscal year
2020
related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

F-2
4

NOTE 4. SEGMENT REPORTING (continued)

June 30, 2019	Immunotherapy A$	Unallocated A$	Consolidated A$

Revenue
License revenue	139,782	—	139,782
Other income
Research material sales	1,155,065	—	1,155,065
Grant income	4,342,364	—	4,342,364
Net gain on fair value movement of warrants	—	961,176	961,176
Net gain on foreign exchange	—	493,736	493,736
Interest income	—	397,281	397,281

Total revenue and other income	5,637,211	1,852,193	7,489,404

Segment Result	(19,199,302)	855,318	(18,343,984)

Profit/(loss) before income tax expense	(19,199,302)	855,318	(18,343,984)
Income tax benefit			—

Loss after income tax expense			(18,343,984)

Total segment assets	40,541,499	—	40,541,499
Total segment liabilities	16,153,783	—	16,153,783

NOTE 5. EXPENSES

	Consolidated
	June 30, 2021	June 30, 2020	June 30, 2019
	$	$	$

Breakdown of expenses by nature
Research and development*	12,020,714	15,572,040	13,770,953
Employee benefits expenses	3,856,038	3,903,194	3,832,590
Amortisation of Intellectual property	1,866,067	1,930,376	1,863,652
Employee share-based payment expenses	1,702,159	1,724,282	1,581,987
Intellectual property management	759,041	2,386,424	699,741
Auditor’s remuneration	289,202	282,580	297,028
Depreciation	204,049	149,263	15,499
Other administrative expenses	2,821,615	2,863,141	2,775,063

Total Research & Development and Corporate & administrative expenses	23,518,885	28,811,300	24,836,513

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.
NOTE 6. INCOME TAX

EXPENSE

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$

Current tax
Current tax on profits for the fiscal year	33	37	—

Total current tax expense	33	37	—

Deferred income tax
Increase in deferred tax assets	358,825	567,473	342,349
Decrease in deferred tax liabilities	(358,825)	(567,473)	(342,349)

Total deferred tax (benefit)/expense	—	—	—

Income tax expense	33	37	—

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Numerical reconciliation of income tax expense to prima facie tax expense

Loss before income tax expense	(29,902,591)	(13,468,195)	(18,343,984)
Tax at the Australian tax rate of 26% (2020 and 2019: 27.5%)	(7,774,674)	(3,703,754)	(5,044,596)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	464,324	443,956	435,046
Other non-deductible expenses	1,239,756	436,396	3,771,771
Non-assessable income	(541,122)	(442,580)	(1,445,111)
Capital listing fee	(259,458)	(192,741)	(99,976)
Difference in overseas tax rates*	2,132,187	1,817,387	2,040,517

	(4,738,987)	(1,641,336)	(342,349)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	4,738,954	1,641,299	342,349

Income tax expense**	(33)	(37)	—

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for fiscal year 2021.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

F-2
6

NOTE 6. INCOME TAX EXPENSE (continued)

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Deferred tax assets for tax losses not recognised comprises:
Carried forward tax losses benefit	195,098,009	176,871,263	142,688,221

Total deferred tax assets for tax losses not recognized	43,593,823	38,171,321	35,493,421

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2021 was $195,098,009 (2020: $176,871,263). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilize the losses
.
NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Cash on hand	285	420
Cash at bank	51,845,320	12,793,272
Restricted cash	465,000	—
Cash on deposit	8,282,586	13,528,355

	60,593,191	26,322,047

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 0.4% in 2021 (0% to 1.03% in 2020).
Restricted cash
The cash and cash equivalents disclosed above and in the statement of cash flows include $465,000 which is advance payment from shareholder for Share Purchase Plan (SPP). These deposits are held by Boardroom Pty Ltd in trust for Immutep Limited, which will be transferred to Immutep bank account when SPP is completed in July 2021.The deposit is therefore not available for general use by any entity within the Group.
NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
GST and VAT receivables	775,400	171,834
Receivable for grant income	5,297,521	3,118,727
Accounts receivable	51,310	3,131

	6,124,231	3,293,692

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2021. No receivables were impaired or past due.

F-2
7

NOTE 9. OTHER

CURRENT ASSETS

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Prepayments*	1,663,213	1,403,277
Security deposit	38,577	34,822
Accrued interest	179	98,036

	1,701,969	1,536,135

*	Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.
NOTE 10. OTHER
NON-Current
ASSETS

Consolidated
	June 30, 2021	June 30, 2020
	$	$
Prepayments	454,190	—

	454,190	—

Prepayments are largely in relation to prepaid insurance and deposits paid to organizations involved in the clinical trials.

F-2
8

NOTE 11.
NON-CURRENT
ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2019
Cost or fair value	548,380	73,966	22,049	644,395
Accumulated depreciation	(523,751)	(58,062)	(9,632)	(591,445)

Net book amount	24,629	15,904	12,417	52,950

Fiscal Year ended June 30, 2020
Opening net book amount	24,629	15,904	12,417	52,950
Exchange differences	(431)	338	152	59
Additions	7,705	11,643	—	19,348
Disposals	—	(450)	—	(450)
Depreciation charge	(7,434)	(10,318)	(4,799)	(22,551)

Closing net book amount	24,469	17,117	7,770	49,356

At June 30, 2020
Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Fiscal Year ended June 30, 2021
Opening net book amount	24,469	17,117	7,770	49,356
Exchange differences	(737)	(207)	(447)	(1,391)
Additions	552	15,049	—	15,601
Disposals	—	—	—	—
Depreciation charge	(8,363)	(9,799)	(4,513)	(22,675)

Closing net book amount	15,921	22,160	2,810	40,891

At June 30, 2021
Cost or fair value	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

NOTE 12.
NON-CURRENT
ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2019
Cost or fair value	1,915,671	25,480,543	109,962	27,506,176
Accumulated amortization	(1,915,671)	(8,643,780)	—	(10,559,451)

Net book amount	—	16,836,763	109,962	16,946,725

Fiscal Year ended June 30, 2020
Opening net book amount	—	16,836,763	109,962	16,946,725
Exchange difference	—	178,458	—	178,458
Amortization charge	—	(1,930,376)	—	(1,930,376)

Closing net book amount	—	15,084,845	109,962	15,194,807

At June 30, 2020
Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortization	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807
Fiscal Year ended June 30, 2021
Opening net book amount	—	15,084,845	109,962	15,194,807
Exchange difference	—	(481,492)	—	(481,492)
Amortization charge	—	(1,866,067)	—	(1,866,067)

Closing net book amount	—	12,737,286	109,962	12,847,248

At June 30, 2021
Cost or fair value	1,915,671	24,880,102	109,962	26,905,735
Accumulated amortization	(1,915,671)	(12,142,816)	—	(14,058,487)
Net book amount	—	12,737,286	109,962	12,847,248

(i) Amortization methods and useful lives
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 – 14 years
NOTE 13. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2021	June 30, 2020
	$	$

Employee benefits	63,507	43,227
Accruals	125,814	124,755
Unrealized exchange loss	321,363	17,979
Unused tax loss	777,882	1,461,430
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,288,566)	(1,647,391)

Net Deferred tax assets	—	—

F-
30

NOTE 13. DEFERRED TAX BALANCES
(continued)

(ii) Deferred tax liabilities
The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary Company in France. This has been set-off
against deferred taxes in the Subsidiary Company, accordingly, hence reducing the unrecognized tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2021	June 30, 2020
	$	$
Intangible assets	1,273,729	1,508,478
Unreali z ed exchange gain	14,790	129,141
Accrued income	47	9,772

Total deferred tax liabilities	1,288,566	1,647,391

Set-off of deferred tax liabilities pursuant to set-off provisions	(1,288,566)	(1,647,391)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Deferred Tax Asset	Deferred Tax Liability	Total
Movements	$	$	$
At June 30, 2020	1,647,391	(1,647,391)	—
(Charged)/credited to profit or loss	(358,825)	358,825	—

At June 30, 2021	1,288,566	(1,288,566)	—

NOTE 14. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Trade payables	1,824,901	1,639,661
Other payables and accruals	2,956,828	1,294,706

	4,781,729	2,934,367

NOTE 15.
NON-CURRENT
LIABILITIES – US WARRANT LIABILITY

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Opening balance	949,600	3,164,413
Fair value movements	8,663,013	(2,214,813)
Exercising of warrants*	(8,889,647)	—

Closing Balance	722,966	949,600

*
During the year, US investors exercised 3,427,211 warrants at an exercise price of US$ 2.49 each. Immutep received US$8.53 million (A$11.3 million) cash payment in total. In total, 206,507 warrants from the warrant issuance in July 2017 remain unexercised at the reporting date. All of the warrants which were issued in December 2018 were exercised during the fiscal
year 2021.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on January 5, 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the fiscal
year 2021, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remain as at
 June 30, 2021
.
In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs.

F-
31

NOTE 15.
NON-CURRENT
LIABILITIES – US WARRANT LIABILITY
(continued)

The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of February 12, 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at June 30, 2021.
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
The following assumptions were based on observable market conditions that existed at the issue date and at June 30, 2021:
July 2017 warrants

Assumption	At issue date	At June 30, 2021	Rationale
Historic volatility	58.0%	134.8%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49	As per subscription agreement
Share price	US$2.17	US$3.87	Closing share price on valuation date from external market source
Risk-free interest rate	1.93%	0.25%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716 A$1.3962	US$2.6320 A$3.5009	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$722,966	Fair value of 1,973,451 warrants as at issue date and fair value of 206,507 warrants at June 30, 2021

*	Exercising price has been adjusted as per anti-dilution clause in the share purchase agreement.
NOTE 16. NON CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Convertible note at fair value at beginning of reporting period	8,789,113	7,642,707
Net change in fair value	1,171,959	1,146,406
Transfer to contributed equity on conversion of Convertible Notes	(5,094,465)	—
Transfer to accumulated losses on conversion of Convertible Notes	(2,339,737)	—

Convertible note at fair value at end of reporting period	2,526,870	8,789,113

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.
During the
fiscal
year, 75% of the Convertible Notes have been converted to ordinary shares. These have been done in three issuances of 25% each between March 2021 and June 2021. At the reporting date, 25% of the original Convertible Note balance remains outstanding. All Notes have been converted to ordinary shares at $nil consideration per the original subscription agreement.

NOTE 16. NON CURRENT LIABILITIES – CONVERTIBLE NOTE
(continued)

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
As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the year under the anti-dilution clause of share purchase agreements.
The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share
37,144,524 warrants with an exercise price of A$0.235
 per share lapsed unexercised on August 4, 2020. None of the other warrants specified above have been exercised since initial recognition up to June 30, 2021.

F-3
3

NOTE 16. NON CURRENT LIABILITIES – CONVERTIBLE NOTE
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

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	5,541,541	—
Conversion to ordinary shares	(7,434,202)	(31,073,830)

Balance at June 30, 2021	2,526,870	10,357,944

NOTE 17. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Annual leave	350,135	300,466

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations
.
NOTE 18. NON CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Long service leave	85,448	61,978
Provision for retirement payment	3,467	—
	88,915	61,978

F-3
4

NOTE 19. LEASES
The consolidated balance sheet shows the following amounts relating to leases:

	Consolidated	Consolidated
	June 30, 2021	June 30, 2020
Right-of-use Assets	$	$

Buildings	268,813	201,215

	268,813	201,215

Lease Liabilities	Consolidated June 30, 2021 $	Consolidated June 30, 2020 $

Current	208,194	129,412
Non-current	80,113	132,971

Balance at June 30, 2021	288,307	262,383

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the fiscal years June 30, 2021 and June 30, 2020 are as follows:

ROU asset	A$
Initial value of ROU asset recognised as at July 1, 2019	336,090
Less: lease incentives	(12,215)

Net ROU asset recognised under AASB 16 (IFRS 16) as at July 1, 2019	323,875

Depreciation for the fiscal year ended June 30, 2020	(126,712)
Foreign exchange differences	4,052

Closing balance of ROU asset as at June 30, 2020	201,215

Closing balance of ROU asset as at July 1, 2020	201,215
Lease addition and modification for the fiscal year ended June 30, 2021	254,461
Depreciation for the fiscal year ended June 30, 2021	(181,374)
Foreign exchange differences	(5,489)

Closing balance of ROU asset as at June 30, 202 1	268,813

For the fiscal years June 30, 2021 and June 30, 2020, movement of lease liabilities and aging presentation are as follows:

	Consolidated	Consolidated
	June 30, 2021	June 30, 2020
Lease Liabilities Reconciliation	$	$

Opening Balance	262,383	336,090
Lease additions and modifications	248,063	—
Interest charged for the year	13,382	10,457
Disposals	—	—
Principal paid for the year	(214,378)	(77,541)
Interest expense paid for the year	(13,154)	(6,295)
Foreign exchange adjustments	(7,989)	(328)

Closing Balance	288,307	262,383

F-3
5

NOTE 19. LEASES (continued)

Maturities of Lease

Liabilities
The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual	Carrying amount
Lease Liabilities	$	$	$	$	cashflows	$
2021	215,005	78,455	—	—	293,460	288,307
2020	137,025	136,154	—	—	273,179	262,383
NOTE 20. CONTRIBUTED EQUITY

			Consolidated
	Note		June 30, 2021 A$	June 30, 2020 A$
Fully paid ordinary shares	20	(a)	303,760,351	233,328,553
Options over ordinary shares – listed			9,661,954	9,661,954

			313,422,305	242,990,507

In November 2019, the shareholders approved a 10 to 1 share consolidation during the 2019 Annual General Meeting. Refer to notes 15 and 16 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.
(a) Ordinary Shares

			June 30, 2021		June 30, 2020
	Note		No.	A$	No.	A$
At the beginning of reporting period			487,630,938	233,328,553	3,388,598,296	211,429,637
Shares issued during the year (pre-share consolidation)	20	(b)	—	—	477,645,539	10,030,556
Transaction costs relating to share issues			—	(2,135,000)	—	(1,474,934)
Exercise of performance rights (pre-share consolidation)	20	(b)	—	—	10,878,476	385,794
Share consolidation			—	—	(3,489,408,041)	—
Exercise of performance rights (post share consolidation)	20	(b)	5,487,851	1,571,294	3,916,668	957,500
Shares issued during the year (post share consolidation)	20	(b)	149,630,586	43,307,232	96,000,000	12,000,000
Conversion of Convertible Notes (shares issued during the period)	20	(b)	71,131,450	12,092,937	—	—
Exercise of warrants (shares issued during the period)	20	(b)	34,272,110	15,604,694	—	—
Transaction costs relating to exercise of warrants			—	(9,359)	—	—

At reporting date			748,152,935	303,760,351	487,630,938	233,328,553

F-3
6

NOTE 20. CONTRIBUTED EQUITY
(continued)

(b) Shares issued

2021 Details	Number	Issue Price A$	Total A$
Share placement November 2020	123,216,687	0.24	29,572,005
Share placement June 2021	26,413,899	0.52	13,735,227
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	5,487,851	0.29	1,571,294
Convertible Notes exercised	71,131,450	0.17	12,092,937
Exercise of warrants	34,272,110	0.46	15,604,694

	260,521,997		72,576,157

2020 Details	Number	Issue Price A$	Total A$
Share placement July 2019*	19,047,619	0.210	4,000,000
Shares issued under Entitlement Offer August 2019*	28,716,935	0.210	6,030,556
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	1,087,848	0.355	385,794
Performance rights exercised post share consolidation (transfer from share-based payment reserve)	3,916,668	0.244	957,500
Share placement May 2020 post share consolidation	96,000,000	0.125	12,000,000
Exercise of warrants	—	—	—

	148,769,070		23,373,850

*All number of shares have been adjusted for the 10 to 1 share consolidation.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held.
The fully paid ordinary shares have no par value and the company does not have a limited amount of authorized capital
.
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
Options
Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the year and options outstanding at the end of the reporting period, is set out in note 32.
Unlisted Options**

Expiration Date	Exercise Price			Number
August 4, 2025		$0.248		847,600
January 5, 2023	US$	0.249	*	2,065,070	*

Total				2,912,670

**
1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up and their exercise prices have been adjusted accordingly in the above table to be comparable.

Share
buy-back
There is no current
on-market
share
buy-bac
k.
Capital risk management
The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital
.

F-3
7

NOTE 20. CONTRIBUTED EQUITY
(continued)

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt
.
The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximize synergies.
NOTE 21. EQUITY – RESERVES AND RETAINED

EARNINGS

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	10,357,944	41,431,774
Foreign currency translation reserve	1,174,332	1,754,740
Share-based payment reserve	3,843,045	3,712,180

	34,491,526	66,014,899

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	41,431,774	41,431,774
Transfer to accumulated losses on conversion of Convertible Note s	(24,075,358)	—
Transfer to contributed equity on conversion of Convertible Note s	(6,998,472)	—
Ending balanc e	10,357,944	41,431,774

Movement in foreign currency translation reserve were as follows:
Opening balance	1,754,740	1,654,783
Currency translation differences arising during the year	(580,408)	99,957

Ending balance	1,174,332	1,754,740

Movement in share-based payment reserve were as follows:
Opening balance	3,712,180	3,331,192
Option and Performance rights expensed during the year	1,702,159	1,724,282
Exercise of vested performance rights transferred to contributed equity	(1,571,294)	(1,343,294)

Ending balance	3,843,045	3,712,180

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(275,706,061)	(262,237,829)
Net loss for the year	(29,902,624)	(13,468,232)
Conversion of Convertible Notes	26,415,084	—
Exercise of warrants	4,551,381	—

Balance	(274,642,220)	(275,706,061)

(c) Nature and purpose of reserves
(i) Conversion feature of convertible note reserve
This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2 (IFRS 2). For further information, refer to note 16.
(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity a recognized in other comprehensive loss as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
(iii) Share-based payments reserve
The share-based payments reserve is used to recognize the grant date fair value of options and performance rights issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 32.

NOTE 22. DIVIDENDS
There were no dividends paid or declared during the current or previous fiscal year.
NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Short-term employee benefits*#	1,399,536	1,204,840	1,285,647
Long-term employee benefits	9,059	6,367	11,115
Post-employment benefits	157,001	31,558	33,458
Share-based payments#	1,278,490	1,307,509	1,243,385

	2,844,086	2,550,274	2,573,605

*
Current year short-term employee benefits shown also include compulsory employer funded social security contributions amounting to A$187,787, which are paid directly by the Company to Government authorities in line with French and German regulations. Prior year amounts have been adjusted in the current year to include compulsory employer funded social security contributions amounting to A$137,107 for fiscal year 2020 and A$150,500 for fiscal year 2019 which have been deemed to be Employee benefits under accounting standards.

#
For fiscal year ended June 30, 2021,
Non-Executive
Director’s share-based payments of A$331,908 are classified as “Share-Based Payments”. In the prior fiscal year these amounts were included within Short-term employee benefits, accordingly the comparative figures of A$292,821 in total for fiscal year 2020 and A$453,752 in total for fiscal year 2019 have been reclassified to Share-based payments.

Further remuneration disclosures are set out in the audited Remuneration Report within the Directors’ Report.
(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
There were no options provided as remuneration during the fiscal years June 30, 2021, June 30, 2020 and June 30, 2019.
(ii) Shareholding
The numbers of shares in the company held during the year by each director of and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation. On November 5, 2019, there was a 10 to 1 share consolidation. The number of shares in the fiscal years 2021, 2020 and 2019 tables below are prepared on post share consolidation basis.

June 30, 2021	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year *	Balance at end of the fiscal year

Ordinary shares
Dr Russell Howard	500,000	250,000	—	—	750,000
Mr Pete Meyers	1,500,758	273,637	—	—	1,774,395
Mr Marc Voigt	7,647,445	1,200,000	—	—	8,847,445
Mr Grant Chamberlain	1,301,369	426,654	—	—	1,728,023
Ms Deanne Miller	3,003,892	600,000	—	(640,000)	2,963,892
Dr Frédéric Triebel	5,953,764	900,000	—	—	6,853,764

Total ordinary shares	19,907,228	3,650,291	—	(640,000)	22,917,519

ADSs
Mr Marc Voigt	45				45
Total ADSs	45				45

F-3
9

NOTE 23. KEY MANAGEMENT PERSONNEL

DISCLOSURES
(continued)

June 30, 2020	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year *	Balance at end of the fiscal year

Ordinary shares
Dr Russell Howar d	250,000	250,000	—	—	500,000
Mr Pete Meyers	1,227,121	273,637	—	—	1,500,758
Mr Marc Voigt	5,827,196	1,666,667	—	153,582	7,647,445
Mr Grant Chamberlain	473,931	426,653	—	400,785	1,301,369
Ms Deanne Miller	2,314,421	833,334	—	(143,863)	3,003,892
Dr Frédéric Triebel	4,413,106	1,166,667	—	373,991	5,953,764

Total ordinary shares	14,505,775	4,616,958	—	784,495	19,907,228

ADSs
Mr Marc Voigt	45	—	—	—	45
Total ADSs	45	—	—	—	45

*Other changes during the year include the shares acquired via the Entitlements Offer, on market acquisition and disposals.

June 30, 2019	Balance at start of the fiscal year	Received during the fiscal year on the exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year	Balance at end of the fiscal year
Ordinary shares

Dr. Russell Howard	—	250,000	—	—	250,000
Mr. Pete Meyers	953,484	273,637	—	—	1,227,121
Mr Marc Voigt	4,160,529	1,666,667	—	—	5,827,196
Mr Grant Chamberlain	—	473,931	—	—	473,931
Ms. Deanne Miller	1,976,842	833,334	—	(495,755)	2,314,421
Dr. Frédéric Triebel	3,246,438	1,166,668	—	—	4,413,106
Total ordinary shares	10,337,293	4,664,237	—	—	14,505,775

ADSs
Mr Marc Voigt	45	—	—	—	45
Total ADSs	45	—	—	—	45

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings
There were no options holdings held and no movements during the fiscal years 2021 and 2020. Please refer to the table below for the option holdings movement during fiscal year 2019
.

June 30, 2019	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested

Options over ordinary shares
Dr. Russell Howard	—	—	—	—	—	—	—
Mr. Pete Meyers	—	—	—	—	—	—	—
Mr. Marc Voigt	—	—	—	—	—	—	—
Mr Grant Chamberlain	—	—	—	—	—	—	—
Ms. Deanne Miller	—	—	—	—	—	—	—
Dr Frédéric Triebel 1	2,400,060	—	—	(2,400,060)	—	—	—

	2,400,060	—	—	(2,400,060)	—	—	—

1
This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep. The above options lapsed during the fiscal year ended June 30, 2019. Number of options in the tables above are prepared on post share consolidation basis.

(iv) Performance rights holdings
The number of performance rights over ordinary shares in the parent entity held during the year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below. On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights in the fiscal years 2021, 2020 and 2019 tables below are prepared on post share consolidation basis.

June 30, 2021	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested

Rights over ordinary shares
Dr. Russell Howard	500,000	—	(250,000)	—	250,000	—	250,000
Mr. Pete Meyers	1,773,637	—	(273,637)	—	1,500,000	—	1,500,000
Mr. Marc Voigt	3,600,000	—	(1,200,000)	—	2,400,000	—	2,400,000
Mr Grant Chamberlain	426,654	1,350,000	(426,654)	—	1,350,000	—	1,350,000
Ms. Deanne Miller	1,800,000	—	(600,000)	—	1,200,000	—	1,200,000
Dr. Frédéric Triebel	2,700,000	—	(900,000)	—	1,800,000	—	1,800,000

	10,800,291	1,350,000	(3,650,291)	—	8,500,000	—	8,500,000

June 30, 2020	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested

Rights over ordinary shares
Dr. Russell Howard	750,000	—	(250,000)	—	500,000	—	500,000
Mr. Pete Meyers	547,274	1,500,000	(273,637)	—	1,773,637	—	1,773,637
Mr. Marc Voigt	1,666,667	3,600,000	(1,666,667)	—	3,600,000	—	3,600,000
Mr Grant Chamberlain	853,307	—	(426,653)	—	426,654	—	426,654
Ms. Deanne Miller	833,334	1,800,000	(833,334)	—	1,800,000	—	1,800,000
Dr. Frédéric Triebel	1,166,667	2,700,000	(1,166,667)	—	2,700,000	—	2,700,000

	5,817,249	9,600,000	(4,616,958)	—	10,800,291	—	10,800,291

F-4
1

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)

June 30, 2019	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested

Rights over ordinary shares
Dr. Russell Howard	—	1,000,000	(250,000)	—	750,000	—	750,000
Mr. Pete Meyers	820,911	—	(273,637)	—	547,274	—	547,274
Mr. Marc Voigt	4,558,824	—	(1,666,667)	(1,225,490)	1,666,667	—	1,666,667
Mr Grant Chamberlain	1,327,238	—	(473,931)	—	853,307	—	853,307
Ms. Deanne Miller	2,034,315	—	(833,334)	(367,647)	833,334	—	833,334
Dr. Frédéric Triebel	2,333,335	—	(1,166,668)	—	1,166,667	—	1,166,667

	11,074,623	1,000,000	(4,664,237)	(1,593,137)	5,817,249	—	5,817,249

NOTE 24. REMUNERATION

OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related
audit firms

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	289,202	282,580	274,078
Other audit and assurance services in relation to regulatory filings overseas	—	—	22,950

Total remuneration of PricewaterhouseCoopers Australia	289,202	282,580	297,028

NOTE 25. CONTINGENT LIABILITIES
There were no material contingent liabilities in existence at June 30, 2021 and June 30, 202
0.
NOTE 26. COMMITMENTS FOR EXPENDITURE
There were no material commitments for expenditure in existence at June 30, 2021 and June 30, 2020.
NOTE 27. RELATED PARTY TRANSACTIONS
Parent entity
Immutep Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 28
.
Key management personnel
Disclosures relating to key management personnel are set out in note 23.

F-4
2

NOTE 27. RELATED PARTY TRANSACTIONS
(continued)

Transactions with related parties
There is no transaction occurred with related parties for fiscal year ended June 30, 2021 and fiscal year ended June 30, 2020.
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
NOTE 28. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2021%	June 30, 2020%
Immutep U.S., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00
NOTE 29. EVENTS OCCURRING AFTER THE REPORTING DATE
The capital raising conducted in June 2021
(Two-Tranche
Placement) included:

•	Tranche 1 placement of 26.4m shares

•	Tranche 2 placement of 89.0m shares

•	Share Purchase Plan (SPP) offer to eligible shareholders
At the Annual General Meeting (AGM) on July 26, 2021, the Shareholders of the Company:

•	ratified Tranche 1 Shares (26.4m shares) which were issued on 28 June 2021.

•	approved the issue of Tranche 2 shares (89.0m shares) which were issued to Shareholders on July 30, 2021.
The SPP shares (13.8m shares) were issued
on July 23, 2021.
On September 29, 2021 the company announced it has received a €2,126,617 (~ A$3,431,000) research and development (R&D) tax incentive payment in cash from the French Government under its Crédit d’Impôt Recherche scheme (CIR). The cash payment is provided in respect of expenditure incurred on eligible R&D activities conducted in European Union in the 2020 calendar year.
No other matter or circumstance has arisen since June 30, 2021, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

NOTE 30. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Loss after income tax expense for the year	(29,902,624)	(13,468,232)	(18,343,984)
Adjustments for:
Depreciation and amortization	2,070,116	2,079,639	1,879,151
Share based payments	1,702,159	1,724,282	1,581,987
Changes in fair value of US investor warrants	8,663,013	(2,214,813)	(961,176)
US warrants transaction costs	—	—	236,887
Unrealized gain on exchange through the profit and loss	646,630	(200,784)	(330,951)
Net change in fair value of convertible note liability	1,171,959	1,146,406	996,875
Change in operating assets and liabilities:
Decrease/(Increase) in current receivables	(2,830,539)	1,900,434	(1,762,132)
Decrease/(Increase) in other operating assets	(620,024)	243,581	(44,052)
Increase/(Decrease) in trade and other payables	1,382,362	(2,126,001)	1,396,519
Increase in employee benefits	76,606	76,149	64,478

Net cash used in operating activities	(17,640,342)	(10,839,339)	(15,286,398)

F-4
4

NOTE 31. EARNINGS

PER SHARE

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Loss after income tax attributable to the owners of Immutep Limited	(29,902,624)	(13,468,232)	(18,343,984)

	Number	Number (Restated)*	Number (Restated)*
Weighted average number of ordinary shares used in calculating basic earnings per share	594,927,440	412,855,961	346,805,822

Weighted average number of ordinary shares used in calculating diluted earnings per share	594,927,440	412,855,961	346,805,822

	Cents	Cents (Restated)*	Cents (Restated)*
Basic earnings per share	(5.03)	(3.26)	(5.29)
Diluted earnings per share	(5.03)	(3.26)	(5.29)

*
The Group updated the 2020 and 2019 EPS figure impact of both the share consolidation of 10 to 1 on November 5, 2019 and the bonus shares issue arising from the capital raising in the fiscal year 2021.

Information concerning other notes and options issued:
The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Unlisted options	847,600	38,174,063	38,174,063
Convertible notes	23,806,883	90,109,406	82,626,981
Performance rights	7,563,502	11,837,560	4,941,786
Non-executive director rights	3,100,000	2,700,291	2,150,581
US warrants*	2,065,070	36,337,180	36,337,180

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up.
On November 5, 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.
NOTE 32. SHARE-BASED PAYMENTS
a) Executive Incentive Plan (EIP)
Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2018 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests
.
As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP.
 The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.7 years.

F-4
5

NOTE 32. SHARE-BASED PAYMENTS
(continued)
(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive
directors:
Fiscal year ended June 30, 2021

Grant date	Fair value	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Lapsed during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
		Number	Number	Number	Number	Number	Number

November 28, 2017	0.230	500,000	—	(500,000)	—	—	—
October 2, 2018	0.470	387,560	—	(387,560)	—	—	—
October 3, 2019	0.260	4,500,000	—	(1,500,000)	—	3,000,000	—
November 1, 2019	0.280	3,600,000	—	(1,200,000)	—	2,400,000	—
January 2, 2020	0.260	2,850,000	—	(950,000)	—	1,900,000	—
October 2, 2020	0.235	—	263,502	—	—	263,502	—

Total		11,837,560	263,502	(4,537,560)	—	7,563,502	—

The weighted average share price on the exercising date during the fiscal
year 2021 is $0.235.
Fiscal year ended June 30, 2020

Grant date	Fair value	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Lapsed during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
		Number	Number	Number	Number	Number	Number

November 17, 2017	0.240	1,666,667	—	(1,666,667)	—	—	—
November 28, 2017	0.230	500,000	—	—	—	500,000	—
November 29, 2017	0.230	2,000,001	—	(2,000,001)	—	—	—
October 2, 2018	0.470	775,118	—	(387,558)	—	387,560	—
October 3, 2019	0.260	—	4,500,000	—	—	4,500,000	—
November 1, 2019	0.280	—	3,600,000	—	—	3,600,000	—
January 2, 2020	0.260	—	2,850,000	—	—	2,850,000	—

Total		4,941,786	10,950,000	(4,054,226)	—	11,837,560	—

The weighted average share price on the exercising date during the fiscal year 2020 is $0.258 adjusted for November 2019 share consolidation.
On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2020 movement table have therefore been adjusted retrospectively for the share consolidation. The number of performance rights and fair value in fiscal years 2019 and 2018 movement table are prepared on pre share consolidation basi
s.
Fiscal year ended June 30, 2019

Grant date	Fair value	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Lapsed during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
		Number	Number	Number	Number	Number	Number

September 19, 2014	0.044	2,757,353	—	—	(2,757,353)	—	—
September 19, 2014	0.044	919,118	—	—	(919,118)	—	—
November 14, 2014	0.038	9,191,177	—	—	(9,191,177)	—	—
November 14, 2014	0.040	3,063,725	—	—	(3,063,725)	—	—
October 1, 2015	0.060	600,000	—	—	(600,000)	—	—
October 1, 2015	0.061	200,000	—	—	(200,000)	—	—
August 2, 2017	0.020	3,900,000	—	(3,900,000)	—	—	—
November 17, 2017	0.024	33,333,333	—	(16,666,667)	—	16,666,666	—
November 28, 2017	0.023	15,000,000	—	(10,000,000)	—	5,000,000	—
November 29, 2017	0.023	40,000,000	—	(20,000,000)	—	20,000,000	—
October 2, 2018	0.047	—	7,751,152	—	—	7,751,152	—

Total		108,964,706	7,751,152	(50,566,667)	(16,731,373)	49,417,818	—

F-4
6

NOTE 32. SHARE-BASED PAYMENTS
(continued)

The weighted average share price on the exercising date during the fiscal
year 2019 is $
0.031
 before adjustment for November 2019 share consolidation.
The fair value at grant date for short term incentive (STI) and long-term incentives (LTI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.
The model inputs for STI performance rights granted

during the fiscal year ended June 30, 2021 included:

Grant date	October 2, 2020
Share price at grant date	$0.235
Expected price volatility of the Company’s shares	88%
Expected dividend yield	Nil
Risk-free interest rate	0.12%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2020 included:

Grant date	October 3, 2019	November 1, 2019	January 2, 2020
Share price at grant date	$0.260	$0.280	$0.260
Expected price volatility of the Company’s shares	61%	63%	59%
Expected dividend yield	Nil	Nil	Nil
Risk-free interest rate	0.61%	0.78%	0.88%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2019 included:

Grant date	September 28, 2018
Share price at grant date	$0.047
Expected price volatility of the Company’s shares	78%
Expected dividend yield	Nil
Risk-free interest rate	2.02%
Set out below are summaries of options granted under the EIP:
There are no
outstanding options under EIP at the beginning of the fiscal year 2021, 2020 and 2019
.
 No
option was granted during the fiscal years ended June 30, 2021, 2020 and 2019.
Fair value of options granted
No
options were granted during the fiscal years ended June 30, 2021, June 30, 2020 and June 30, 2019
.
(b) Performance rights issued to
non-executive
directors with shareholders’ approval
At the 2020 annual general meeting, shareholders approved the issue of 1,350,000 performance rights to Grant Chamberlain in lieu of cash for his services as a non-executive
director. When exercisable, each performance right is convertible into one ordinary share. All the performance rights issued to non-executive
directors are exercisable into ordinary shares with nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.2 years.

F-4
7

NOTE 32. SHARE-BASED PAYMENTS
(continued)

(b) Performance rights issued to
non-executive
directors with shareholders’ approval

2021 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Lapsed during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
			Number	Number	Number	Number	Number	Number
November 25, 2016	Director rights	0.380	273,637	—	(273,637)	—	—	—
November 17, 2017	Director rights	0.210	426,654	—	(426,654)	—	—	—
November 16, 2018	Director rights	0.390	500,000	—	(250,000)	—	250,000	—
November 1, 2019	Director rights	0.280	1,500,000	—	—	—	1,500,000	—
October 27, 2020	Director rights	0.255	—	1,350,000	—	—	1,350,000	—

Total			2,700,291	1,350,000	(950,291)	—	3,100,000	—

The weighted average share price on the exercising date during the fiscal year 2021 is $0.276.

2020 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Lapsed during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
			Number	Number	Number	Number	Number	Number
November 25, 2016	Director rights	0.380	547,274	—	(273,637)	—	273,637	—
November 17, 2017	Director rights	0.210	853,307	—	(426,653)	—	426,654	—
November 16, 2018	Director rights	0.390	750,000	—	(250,000)	—	500,000	—
November 1, 2019	Director rights	0.280	—	1,500,000	—	—	1,500,000	—

Total			2,150,581	1,500,000	(950,290)	—	2,700,291	—

The weighted average share price on the exercising date during the fiscal year 2020 is $0.257 adjusted for November 2019 share consolidation.
On 5 November 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2020 movement table have therefore been adjusted retrospectively for the share consolidation.

2019 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Lapsed during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
			Number	Number	Number	Number	Number	Number
November 25, 2016	Director rights	0.038	8,209,101	—	(2,736,367)	—	5,472,734	—
November 17, 2017	Director rights	0.021	13,272,356	—	(4,739,293)	—	8,533,063	—
November 21, 2018	Director rights	0.039	—	10,000,000	(2,500,000)	—	7,500,000	—

Total			21,481,457	10,000,000	(9,975,660)	—	21,505,797	—

The number of
performance rights and fair value in fiscal year 2019 movement table are prepared on pre share consolidation basis. The weighted average share price on the exercising date during the fiscal year
2019 is
$0.048 on pre share consolidation basis.
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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2021 included:

Grant date	October 27, 2020
Share price at grant date	$ 0.255
Expected price volatility of the Company’s shares	92%
Expected dividend yield	Nil
Risk-free interest rate	0.14%

F-4
8

NOTE 32. SHARE-BASED PAYMENTS
(continued)

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2020 included:

Grant date	November 1, 2019
Share price at grant date	$ 0.280
Expected price volatility of the Company’s shares	63%
Expected dividend yield	Nil
Risk-free interest rate	0.78%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2019 included:

Grant date	November 16, 2018
Share price at grant date	$ 0.039
Expected price volatility of the Company’s shares	76%
Expected dividend yield	Nil
Risk-free interest rate	1.96%
(c) Options issued to other parties
During the
fiscal
year ended June 30, 2016, options were issued to

Ridgeback Capital Investments and Trout Group LLC and eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 4.1 years
.

Set out below is a summary of the options granted to both parties:

2021 Grant date	Expiry date	Exercise price	Balance at start of the fiscal year	Granted during the fiscal year	Exercised during the fiscal year	Forfeited during the fiscal year	Balance at end of the fiscal year	Vested and exercisable at end of the fiscal year
			Number	Number	Number	Number	Number	Number
July 31, 2015	August 5, 2020	0.235	37,144,524	—	—	(37,144,524)	—	—
July 31, 2015	August 5, 2025	0.248	847,600	—	—	—	847,600	—
October 30, 2015	October 30, 2020	0.568	79,311	—	—	(79,311)	—	—
March 7, 2016	March 7, 2021	0.398	102,628	—	—	(102,628)	—	—

Total			38,174,063	—	—	(37,326,463)	847,600	—
Fair value of options granted
No options granted during the
fiscal
year ended June 30, 2021 (2020 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

F-4
9

NOTE 32. SHARE-BASED PAYMENTS
(continued)

(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2021 A$	June 30, 2020 A$
Employee share-based payment expense	1,702,159	1,724,282

	1,702,159	1,724,282

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

F-
50

NOTE 33. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive loss

	Parent
	June 30, 2021 A$	June 30, 2020 A$	June 30, 2019 A$
Loss after income tax	(29,227,163)	(13,482,664)	(17,872,089)

Total comprehensive loss	(29,227,163)	(13,482,664)	(17,872,089)

Statement of financial

position

	Parent
	June 30, 2021 A$	June 30, 2020 A$
Total current assets	51,560,979	21,659,619
Total non current assets	25,908,877	20,539,720

Total assets	77,469,856	42,199,339

Total current liabilities	1,309,609	634,177
Total non current liabilities	4,314,029	10,970,720

Total liabilities	5,623,638	11,604,897

Equity
— Contributed equity	313,422,305	242,990,507
— Reserves	34,845,815	65,765,139
— Accumulated losses	(276,421,902)	(278,161,204)

Total equity	71,846,218	30,594,442

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.
Guarantees of financial support
There are no guarantees entered into by the parent entity.
Contingent liabilities of the parent entity
Refer to note 25 for details in relation to contingent liabilities as at June 30, 2021 and June 30, 2020.
Capital commitments – Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2021 and June 30, 2020.

F-
51

ITEM 19. EXHIBITS
The following exhibits are filed as part of this Annual Report on Form
20-F:
EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Registrant	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	12/19/18

4.1	Immutep Executive Incentive Plan	20-F	001-35428	4.1	2019-09-23

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated 13 December 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	09/23/19

4.14#†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International GmbH and MSD International Business GmbH

8.1#	List of Significant Subsidiaries of Immutep Limited

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
✓
Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.

†
Certain confidential information in this exhibit was omitted by means of marking such information with brackets (“[***]”) because the identified confidential information is not material and is the type that the registrant treats as private or confidential.

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
Date: October 25, 2021