Form 20-F
period 2022-06-30
IMMUTEP Ltd
filed 2022-10-31
CIK 1506184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022
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
Level 33, Australia Square, 264 George Street, Sydney 2000,
New South Wales, Australia
(Address of principal executive offices)
Marc Voigt, Chief Executive Officer
Level 33, Australia Square, 264 George Street, Sydney 2000
New South Wales, Australia
Phone: +61 2 8315 7003 Fax: +61 2 8569 1880
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	IMMP	Nasdaq Global Market
American Depositary Shares, each representing 10 Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of ordinary shares outstanding as of June 30, 2022 was 866,239,815.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Emerging growth company	☐
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this Annual Report on Form 20-F, the statements contained in this Annual Report on Form 20-F are “forward-looking statements” which reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements and these forward-looking statements, include, without limitation, any statements relating to:

•	our product development and business strategy, including the potential size of the markets for our products and future development and/or expansion of our products and therapies in our markets;

•	our current and future research and development activities, including clinical testing and manufacturing and the costs and timing thereof;

•	the impact that any pandemic could have on business operations;

•	sufficiency of our cash resources;

•	our ability to commercialize products and generate product revenues;

•	our ability to achieve and collect milestone and royalty payments from our collaboration partners and other contract counterparties;

•	our ability to raise additional funding when needed;

•	any statements concerning anticipated regulatory activities or licensing or collaborative arrangements, including our ability to obtain regulatory clearances;

•	our research and development and other expenses;

•	our operations and intellectual property risks;

•	our ability to remain compliant with ASX and NASDAQ’s continuing listing standards; and

•	any statement of assumptions underlying any of the foregoing.

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2022, and 2021, we had net losses of A$32.2 million and A$29.9 million, respectively.

We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have four product candidates under development: eftilagimod alpha (also known as “IMP321” or “efti”), IMP761, IMP701 and IMP731, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses.

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

Our second LAG-3 product candidate is IMP701 (INN: ieramilimab), an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 was licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. Novartis is solely responsible for development and manufacturing of IMP701. Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 has been licensed to GlaxoSmithKline, or GSK, which is solely responsible for its development and manufacturing. Our fourth LAG-3 product candidate is IMP761, an early-stage product candidate which is being developed as our first agonist antibody of LAG-3. In addition to these products Immutep has a dedicated R&D laboratory close to Paris with ongoing research capabilities as well as external research collaborations. Immutep also currently generates modest income from sales of LAG-3 research reagents.

Our ability to generate potential future product revenue depends on a number of factors, including but not limited to our ability to:

•	successfully complete preclinical and clinical development of, and receive regulatory approval for, our product candidates;

•	set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors;

•	obtain commercial quantities of our products, if approved, at acceptable cost levels; and

•	successfully market and sell our products, if approved.

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

We may find it difficult to enroll patients in our clinical trials, and patients who do enroll could discontinue their participation, which could delay or prevent clinical trials for our product candidates or make those trials more expensive to undertake.

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

Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a product candidate but rather to test safety and to understand the product candidate’s side effects at various doses and schedules. Furthermore, success in preclinical and early clinical trials does not ensure that later large-scale trials will be successful, nor does it predict final results. Acceptable results in early trials may not be repeated in later trials. Further, Phase III clinical trials may not show sufficient safety or efficacy to obtain regulatory approval for marketing. In addition, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could require that the clinical trial be redone or terminated. The length of time necessary to complete clinical trials and to submit an application for marketing approval by applicable regulatory authorities may also vary significantly based on the type, complexity and novelty of the product candidate involved, as well as other factors. If we suffer any significant delays, quality issues, setbacks or negative results in, or termination of, our clinical trials, we may be unable to continue the development of our products or product candidates or generate revenue and our business may be severely harmed.

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

We depend on and will continue to depend on collaboration and strategic alliances with third partners. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

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

In addition, biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our product candidates may be or become uncompetitive. To remain competitive, we must employ and retain suitably qualified staff that are continuously educated to keep pace with changing technology but may not be in a position to do so.

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

Successful commercialization of our product candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidates may not be considered cost-effective, and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues lower than anticipated. If the price for our product candidates decreases or if governmental and other third-party payers do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

We may be exposed to product liability claims which could harm our business.

The testing, marketing and sale of therapeutic products entails an inherent risk of product liability. We rely on a number of third-party researchers and contractors to produce, collect, and analyze data regarding the safety and efficacy of our product candidates. We also have quality control and quality assurance in place to mitigate these risks, as well as professional liability and clinical trial insurance to cover financial damages in the event that human testing is done incorrectly, or the data is analyzed incorrectly.

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

The outbreak of war, the novel strain of coronavirus, SARS-CoV-2, which causes COVID-19, and macroeconomic factors, could adversely impact our business, including our non-clinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks might adversely impact our business. In December 2019, a novel strain of coronavirus, SARS-CoV-2, which causes coronavirus disease 2019 (COVID-19), surfaced in Wuhan, China. Since then, COVID-19 has spread throughout the world.

As a result of the COVID-19 outbreak, or similar pandemics, the outbreak of war and macroeconomic factors, we have and may in the future experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

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

In addition, the trading prices for our American Depositary Shares, or ADSs, and for the securities of other biotech companies have been highly volatile as a result of the COVID-19 pandemic, the outbreak of war in the Ukraine and macroeconomic factors, such as inflation. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The extent to which these factors may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in countries, business closures or business disruptions and the effectiveness of actions taken in countries to contain and treat the disease.

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

Moreover, any of our pending applications may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, reexamination, inter parties review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future product candidates.

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

Depending upon the timing, duration and specifics of any FDA marketing approval of any products we may develop, we may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (“Hatch-Waxman Act”). The Hatch- Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the drug testing phase and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed. Other jurisdictions including Australia, Europe and Japan have similar extension of term provisions, whilst other countries do not have any such provisions.

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

•

We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license or will own or will have obtained a license.

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

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

Some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are, or any of our licensors is, forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position or commercial advantage may be impaired, and our business and results of operations may be adversely affected.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.29 and US$1.85, respectively, to a high of A$0.71 and US$5.00, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

We have become subject to the auditor attestation requirement under the Sarbanes-Oxley Act, thus imposing significant cost and administrative burden on us.

Given the aggregate worldwide market value of our voting equity held by non-affiliates exceeded US$75.0 million as of our most recently completed second fiscal quarter and we no longer qualify as an “emerging growth company”, we have become subject to the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal control over financial reporting.

Accelerated filers that are not “emerging growth companies” (as defined by the SEC rules), are subject to the auditor attestation requirement for internal control over financial reporting. While the U.S. Securities and Exchange Commission has acknowledged the significant cost of the auditor attestation requirement for small companies and provides an exemption from the accelerated filer definition for “smaller reporting companies” with less than $100.0 million in revenue, the SEC rules state that “foreign private issuers” that present their financial statements in accordance with IFRS as issued by the IASB, such as the Company, are excluded from the definition of a “smaller reporting company”. Accordingly, currently, the only way for the Company to avoid being classified as an accelerated filer and avoid the auditor attestation requirement would be for the Company to report on U.S. domestic forms as a “smaller reporting company”, have less than $100 million in revenue, and present its financial statements in accordance with U.S. generally accepted accounting principles . Such alternative, however, is not currently prudent for us given the significant cost (including preparing financial statements in accordance U.S. generally accepted accounting principles as well as IFRS), administrative burden on our limited number of personnel and our obligations under ASX Listing Rules and the Australian Corporations Act.

As a result, the Company is now subject to new significant compliance costs (which the SEC estimated to be US$210,000 per annum in 2019 in SEC Release No. 34-88365 and which were more than double that amount for us in relation to fiscal year 2022). If such costs are too significant in future years, we could seek to delist from NASDAQ, deregister our securities under the Securities Exchange Act so the Company would no longer be subject to such compliance burden and retain a listing solely on ASX. As the SEC acknowledged in its release providing the exemption from the accelerated filer definition for “smaller reporting companies” with less than $100 million in revenues, the savings for a small company could be put to more productive use such as developing the company.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect market trading in our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2022, our American Depository Shares traded on the NASDAQ from low of US$1.85 to a high of US$5.00 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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

Holders of our ADSs who U.S. residents could face income tax risks if we are a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ADSs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

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

As a publicly traded company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file certain reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting and that our independent auditor provides us with an attestation report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet the applicable requirements of Section 404 of the Sarbanes-Oxley Act, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on NASDAQ.

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

If we fail to meet Nasdaq’s continued listing rules, the ADSs may be delisted from the Nasdaq Global Market. Delisting from the Nasdaq Global Market could have an adverse effect on our business, including our ability to access future capital, and on the trading of the ADSs. If a delisting of the ADSs were to occur, the ADSs may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the-counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in the ADSs as well as significantly impact the price and liquidity of the ADSs. Any such delisting may also adversely affect the trading of the ADSs by ADS holders or impede them from liquidating their holdings. Delisting may also adversely impact the success of future issues of securities or the possibility to receive additional financing, particularly in the United States.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. During fiscal year 2022, the Australian dollar generally appreciated against European Euro and depreciated against the U.S. dollar, whereas in fiscal year 2021, the Australian dollar had appreciated against the U.S. dollar and European Euro. We conduct clinical trials in many different countries, and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal year 2022, there was a foreign exchange gain of A$1.2 million as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest would lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six-month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

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

A. History and Development of the Company

Our legal and commercial name is Immutep Limited. We were incorporated under the laws of the Commonwealth of Australia on May 21, 1987. Immutep, formerly called Prima BioMed, was originally created as a mining company (Prima Resources) in Australia in 1987 and was first publicly traded in 1988 on the Australian Stock Exchange. The Company was repositioned as a biotechnology company in 2001 following the acquisition of the rights to develop technologies from the Austin Research Institute (now the Burnet Institute).

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

Our registered office is located at Level 33, Australia Square, 264 George Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 (0)2 8315 7003. Our address on the Internet is www.immutep.com. Our agent for service of process is Immutep U.S., Inc. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B. Business Overview

Background

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease. Our lead clinical candidate is Eftilagimod Alpha (“Efti” or “IMP321”) for the treatment of different types of cancers.

Efti (IMP321) is a soluble LAG-3Ig fusion protein that is first-in-class antigen-presenting cell (APC) agonist designed to capitalize on LAG-3’s unique ability to drive the adaptive and innate immune systems against cancer. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules that further boost the immune system’s ability to fight cancer. Efti’s favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy.

Efti is being evaluated as part of a combination therapy with an immune checkpoint inhibitor in 1st and 2nd line non-small cell lung carcinoma as well as 2nd line head and neck squamous cell carcinoma in a Phase II clinical trial called TACTI-002 (clinicaltrials.gov identifier NCT03625323), as part of a combination therapy an immune checkpoint inhibitor in 1st line head and neck squamous cell carcinoma in a Phase IIb clinical trial called TACTI-003 (clinicaltrials.gov identifier NCT04811027), and in an investigator-initiated Phase I platform trial in a variety of solid tumors called INSIGHT (clinicaltrials.gov identifier NCT03252938). Efti has completed a Phase IIb clinical trial as a chemo-immunotherapy combination for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833), and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Two LAG-3 product candidates including antibodies for immune response modulation in autoimmunity and cancer are licensed to and being developed by Immutep’s pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

The following graphic depicts Immutep’s pipeline:

Operations Summary

Immutep has administrative offices in Sydney, Australia, Leipzig, Germany and in Berlin, Germany. We also have a laboratory located close to Paris, France for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: efti (IMP321), IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of efti, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2022, we employed 35 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

Efti (IMP321) Clinical Development

Immutep’s lead clinical candidate is efti (IMP321), a soluble LAG-3Ig fusion protein that is first-in-class APC activator designed to capitalize on LAG-3’s unique ability to drive the adaptive and innate immune systems against cancer. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules that further boost the immune system’s ability to fight cancer. Efti’s favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. These alternative combination applications of efti are the subject of various clinical programs described below.

TACTI-mel

Efti has been utilized in multiple clinical trials in combination with immune checkpoint inhibitors, including anti-PD-1 and anti-PD-L1 immunotherapies. The first such trial was initiated during fiscal 2016 called Two ACTive Immunotherapeutics in melanoma (TACTI-mel), a Phase I study on efti’s effectiveness in enhancing immune responses to PD-1 inhibitors in melanoma patients. The primary purpose of the TACTI-mel trial, which had a study group of up to 24 patients, was to determine safety and dosage levels for combining the two products in future trials. In December 2016, we announced first clinical data from its TACTI-mel Phase I clinical trial for efti combined with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) in melanoma cancer. The results confirmed that efti is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage. In January 2017, we commenced recruitment for the second cohort of six patients for the TACTI-mel melanoma trial, which was fully recruited by March 2017.

After reporting additional encouraging interim data regarding the efficacy and safety of efti combined with pembrolizumab (KEYTRUDA®), in March 2018 we expanded the clinical trial to include a fourth cohort (Part B) of six patients evaluating dosing of efti at 30mg in combination with pembrolizumab. In May 2018, interim data for the initial three cohorts (Part A) yielded an overall response rate of 61% when the response rates from the initial four cycles of pembrolizumab monotherapy are used, and an overall rate response (ORR) of 33% measured from the start of the combination therapy when efti was added at cycle five of pembrolizumab. Two complete responses according to RECIST were reported from the trial, out of 18 patients. Full recruitment of the expanded TACTI-mel trial was reached in August 2018, bringing the participation number to 24 patients.

In November 2018, Immutep presented new interim data from the TACTI-mel trial which were reconfirmed with more mature data in March 2019. It reported efficacy data from Part A was encouraging and supportive of previously disclosed response rates. The first efficacy data from Part B of the trial was also reported in November 2018, where the combination treatment is administered to patients from the beginning of cycle 1, day 1 of pembrolizumab treatment. In October 2019, Immutep reported final efficacy data from the TACTI-mel trial. Deep and durable responses were observed with 56% and 66% of patients showing tumor shrinkage in Parts A and B, respectively.

TACTI-002

In March 2018, we announced that we had entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the safety and efficacy of the combination of efti and pembrolizumab (KEYTRUDA®) in a new Phase II clinical trial (TACTI-002) for 2nd line head and neck squamous cell carcinoma as well as 1st and 2nd line non-small cell lung carcinoma in up to 109 patients across various centers in the United States, Europe and Australia. In July 2018, the FDA granted approval of the IND regarding TACTI-002 Phase II clinical trial which allowed us to initiate the study in the United States. Immutep obtained competent authority approval from the UK’s Medicines & Healthcare products Regulatory Agency (MHRA) for TACTI-002, as well as a number of Ethics Committee approvals and completed the site selection process for the trial in November 2018. The first patient was dosed with the combination of KEYTRUDA and efti in March 2019 and in August 2019 the trial had 26 patients participating, including full enrolment (17 patients) into the first cohort of the first line non-small cell lung cancer (NSCLC) arm (Part A).

In September 2019, Part A was expanded to include a further 19 patients because a predefined number of patient responses to the combination treatment was observed. Recruitment is ongoing and in November 2019 first data from Part A was reported from the trial which showed an initial response rate (ORR) of 41%. In January 2020, Part C (2nd line HNSCC) of the trial was expanded to include a further 19 patients because of a predefined number of patient responses to the treatment. In February 2020, Immutep presented encouraging data from Parts A and C of the trial. In Part A of the trial, we reported an improving response rate of 47% and responses were seen across all PD-L1 expression groups (< 1%, 1-49% and ≥50%). In Part C, Immutep reported an initial response rate of 33%. In April 2020, Immutep reported more mature data showing an improved response rate of 53% for Part A and a response rate of 33% for Part C (consistent with earlier data). In June 2020, Immutep announced more mature data showing a response rate of 53% for Part A (consistent with earlier data) and an improved response rate of 39% for Part C. In June 2020, Immutep reported that Part A of the trial had been fully recruited with a total of 36 patients. In August 2020, Immutep announced that recruitment of Stage 1 of Part B of the trial (2nd line NSCLC) was complete. In September 2020, TACTI-002 data presented at a major scientific conference, ESMO, showed three patients had had a complete response, or complete disappearance of all lesions when treated with the combination of efti and pembrolizumab. This includes complete responses from two patients with 2nd line head and neck squamous cell carcinoma (HNSCC) and one with 1st line non-small cell lung cancer (NSCLC). In addition, patients with 1st line NSCLC had a median progression-free survival (PFS) of 11.8 months and those patients who responded, had durable responses. In November 2020, Immutep announced the presentation of further encouraging interim data from TACTI-002 at SITC 2020, including when compared to historical studies with checkpoint inhibitor monotherapy in comparable patient groups.

In June 2021, Immutep also announced the presentation of further interim data from TACTI-002 at the ASCO 2021 Annual Meeting. The interim data from Part A (1st line NSCLC) of the TACTI-002 trial presented showed sustained and durable responses in 15 patients with responses giving an ORR of 41.7% on an intention-to-treat basis and 48.4% in evaluable patients, as assessed by blinded independent committee read. Two out of the 36 patients (5.6%) had a Complete Response (complete disappearance of tumor lesions) and 23/36 (63.9%) of patients had a target lesion decrease (this includes the 2 with Complete Reponses). Data presented for Part C (2nd line HNSCC) showed 11 patients with responses giving an ORR of 29.7% on an intention-to-treat basis and 35.5% in evaluable patients and durable responses with 5 patients (13.5%) having a Complete Response.

In November 2021, Immutep also reported more mature data in 2nd line HNSCC from TACTI-002 at the SITC Annual Meeting 2021. The data continued to be encouraging with an ORR of 29.7% (11/37) on an intention to treat basis and 35.5% (11/31) in evaluable patients, as assessed by local investigator read. The ORR in patients in the PD-L1 ≥ 1 and PD-L1 ≥ 20 subgroups was 40.7% and 64.3%, respectively. Additionally, Immutep announced that it had completed recruitment of patients across all cohorts of TACTI-002 including the expansion stage of Part A, and it announced that a total of 185 patients were participating across Parts A, B, and C of the clinical study.

In March 2022, Immutep announced interim data from Part B of TACTI-002 (2nd line NSCLC) at ESMO’s European Lung Cancer Congress (ELCC) 2022. In particular, Immutep reported that 73.7% of evaluable patients (14/19) had tumor shrinkage or tumor growth deceleration, according to tumor growth kinetics analysis. The Disease Control Rate (DCR) was 36.1% (13/36) with 26% of patients being progression free at 6 months. The ORR was 5.6% (2/36) with both patients reporting confirmed and durable partial responses. The median OS had not yet been reached, which was encouraging given the advanced nature of the disease in this patient population.

In June 2022, Immutep announced new data from Part A of TACTI-002 (1st line NSCLC) from 114 patients. The data was presented as an Oral Presentation at the American Society of Clinical Oncology’s (ASCO) 2022 Annual Meeting. Immutep reported an ORR of 38.6% in the intent to treat group (44/114 patients) and 42.7% for evaluable patients (44/103) by local read. The reported ORR was favorable compared to historical studies of anti-PD-1 monotherapy. Favorable results were also reported in the individual PD-L1 status groups.

In August 2022, Immutep reported new interim data from Part B of TACTI-002 (2nd line NSCLC). The data was presented as an electronic poster presentation at the IASLC 2022 World Conference on Lung Cancer (WCLC 2022). In particular, Immutep reported a median OS of 9.7 months which is comparable with current standard of care chemotherapy options in this 2nd line setting. Immutep also reported favorable sustained survival with 36.5% of patients alive at 18 months.

In September 2022, Immutep announced an update to its clinical trial strategy. In particular, Immutep announced that it was prioritizing 1st line NSCLC for late-stage development of efti based on the compelling data reported in TACTI-002, coupled with the large market opportunity and continued high unmet need.

In October 2022, Immutep announced the United States Food and Drug Administration (FDA) had granted Fast Track designation to eftilagimod alpha (“efti” or “IMP321”) in combination with pembrolizumab for the treatment of 1st line non-small cell lung cancer (NSCLC). The designation was based on the encouraging TACTI-002/KEYNOTE-798 Phase II clinical data in 1st line NSCLC for PD-L1 all-comers.

TACTI-003

In March 2021, Immutep announced a second clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to conduct a new randomized and controlled Phase IIb trial (TACTI-003) evaluating efti in combination with pembrolizumab in 1st line HNSCC. TACTI-003 is a 1:1 randomised, controlled clinical study in approximately 154 1st line HNSCC patients to evaluate the safety and efficacy of efti in combination with pembrolizumab, compared to pembrolizumab alone.

In April 2021, Immutep announced the grant of Fast Track designation by the FDA for efti in 1st line recurrent or metastatic HNSCC. Fast Track was granted based on the promising data package, including from Immutep’s Phase II TACTI-002 trial (Keynote-798) in 2nd line HNSCC.

In July 2021, Immutep announced it completed all the necessary competent authority steps with the US Food and Drug Administration (FDA) and has received IRB approval to commence the Phase IIb TACTI-003 trial in the United States.

In November 2021, Immutep shared the trial design for TACTI-003 via a poster presentation at the SITC Annual Meeting 2021. Patients will be enrolled into two cohorts. Cohort A (approximately 130 patients) will evaluate the safety and efficacy of efti in combination with MSD’s KEYTRUDA® (pembrolizumab), compared to pembrolizumab alone in 1st line metastatic or recurrent HNSCC patients with PD-L1 positive tumors (CPS ≥ 1). Cohort B (up to 24 patients) is an experimental arm which will determine the efficacy and safety of efti plus pembrolizumab in patients with PD-L1 negative tumors (CPS < 1).

In April 2022, the Phase IIb TACTI-003 trial design was also presented in a Trial-in-Progress Poster Presentation at the ASCO 2022 Annual Meeting. Later that month, it was disclosed that 21 patients out of approximately 154 have been enrolled into the trial and 21 sites out of 30 sites had been activated. In September 2022, Immutep disclosed 47/154 patients (approximately 30%) have been recruited into the ongoing randomised Phase IIb TACTI-003 trial in 1L HNSCC, and that recruitment is accelerating as further sites have been activated.

INSIGHT-004

In July 2017, Immutep announced its collaboration partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany (“IKF”), has received the regulatory and ethical approvals for the clinical trial investigating efti in new settings, called “INSIGHT”. The investigator sponsored INSIGHT clinical trial was designed to explore different routes of administration of efti in solid tumors.

In September 2018, the investigator initiated “INSIGHT” clinical trial was amended through a collaboration with Merck KGaA, Darmstadt, Germany and Pfizer, Inc. IKF was the sponsor of the amended Phase I clinical trial (called INSIGHT-004) conducted under the existing protocol of the ongoing INSIGHT clinical study. The new collaborative study tested the safety and efficacy of subcutaneous injections of efti combined with avelumab, a human anti-PD-L1 antibody that is a stimulator of the immune system to detect and fight tumor cells, in 12 patients with advanced solid tumors. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, was also the lead investigator of INSIGHT-004.

The first patient in (FPI) the INSIGHT-004 trial was enrolled in Germany and received the first dose of treatment in June 2019. In April 2020, Immutep announced that it had completed patient enrollment (12 patients) for the INSIGHT-004 trial.

In June 2020, Immutep reported first data from INSIGHT-004 in which 33% of patients showed a partial response to the combination of efti and avelumab. In September 2020, INSIGHT-004 data reported at the ESMO conference showed promising early anti-tumor activity signals in a variety of cancer indications not typically sensitive to immune checkpoint inhibitor therapy. Overall, 41.7% of patients in the trial showed a Partial Response to the combination therapy of efti with avelumab.

INSIGHT-003

In June 2021, Immutep announced it had signed an agreement to commence a new Phase I trial, called INSIGHT-003, to evaluate the combination of lead product candidate eftilagimod alpha (“efti” or “IMP321”) in conjunction with an existing approved standard of care therapy consisting of a chemotherapy agent and an anti-PD-1 therapy. INSIGHT-003 is an investigator-initiated trial conducted by IKF and will be run as an amendment to the protocol of the ongoing INSIGHT trial as the third arm (Stratum C) with Prof. Dr. Salah-Eddin Al-Batran as lead investigator. Up to 20 patients with various solid tumors will be recruited to participate in the trial, which expands the evaluation of efti into a triple combination therapy of efti, chemotherapy and anti-PD-1 therapy for the first time.

In August 2021, Immutep announced that the first patient had been enrolled and safely dosed in INSIGHT-003. This patient with metastatic non-small cell lung carcinoma received pembrolizumab plus doublet chemotherapy (carboplatin and pemetrexed) combined with Immutep’s lead product candidate eftilagimod alpha (efti or IMP321). In December 2021, announced the first five patients had been treated in the INSIGHT-003 study. No additional safety signals had been observed in the study of this triple combination therapy consisting of efti, an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy.

In September 2022, Immutep disclosed that initial results from the ongoing INSIGHT-003 trial evaluating efti in combination with anti-PD-1 therapy and chemotherapy are expected in Q4 2022. These results may help to further inform the design of our late-stage trial in 1st line NSCLC. In October 2022, Immutep announced that first interim data from the INSIGHT-003 clinical trial would be disclosed in a poster presentation at the SITC Annual Meeting 2022.

AIPAC

In fiscal 2016, Immutep started Active Immunotherapy PAClitaxel (AIPAC), a Phase IIb study on efti’s effectiveness in treating metastatic breast cancer. The primary purpose of the AIPAC trial, which had a study group of 227 patients in the randomized part of the study and 15 patients for the safety run-in (242 patients in total), was to determine the clinical benefit of efti in terms of Progression-Free Survival as the primary clinical endpoint and a number of secondary endpoints such as Overall Survival in this patient population.

In December 2016, Immutep announced interim data, with respect to tests of efti plus paclitaxel chemotherapy, with all 15 patients in the safety run-in phase confirming previous trial results as well as the safety, pharmacokinetics and pharmacodynamics of efti at two dosage levels. In January 2017, we commenced the enlarged randomized phase of its AIPAC Phase IIb clinical trial for efti in breast cancer. The randomized phase entailed half of the 227 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with efti.

In fiscal year 2018, we continued our AIPAC Phase IIb and clinical trials sites were opened across Germany, the UK, France, Hungary, Belgium, Poland and the Netherlands. Recruitment of all 227 patients for the AIPAC study was completed in June 2019 and first data was reported in March 2020 when Immutep reported supportive efficacy data with a response rate of 48.3% for patients treated with a combination of efti and paclitaxel compared with 38.4% for patients treated with placebo and paclitaxel. 63% of patients who received paclitaxel plus efti were progression-free at the 6-month landmark (at the end of the chemo- immunotherapy combination phase) and according to RECIST 1.1 based on blinded independent central readers (BICR). This compared favorably to 54% of patients who received paclitaxel plus placebo. The PFS data yielded an unadjusted hazard ratio (HR) of 0.93. Encouraging results were observed in multiple predefined patient subgroups.

In December 2020, Immutep announced the presentation of first Overall Survival data from AIPAC at the San Antonio Breast Cancer Symposium 2020. The data showed a statistically significant survival benefit in certain pre-defined patient sub-groups. Immutep also announced that EOC Pharma will commence a Phase II clinical trial evaluating IMP321 in combination with chemotherapy in metastatic breast cancer in China. Also in December 2020, Immutep announced plans to commence upscaling of manufacturing of IMP321 to 2000L scale in preparation for late-stage clinical development and subsequent commercialization.

In October 2021 Immutep announced it had received positive feedback from the European Medicines Agency (EMA) regarding its clinical development program for IMP321 in metastatic breast cancer (MBC). In November 2021, Immutep announced final OS data from AIPAC in a late breaker poster presentation at the SITC Annual Meeting 2021. The study demonstrated a statistically significant and clinically relevant survival benefit in the efti group in three key predefined patient subgroups: < 65 years of age, low monocytes and luminal B. Both the magnitude and statistical significance of the benefit had improved across the three groups, compared with the interim OS results reported in December 2020. In addition, Immutep reported that immune monitoring studies showed a statistically significant increase in peripheral CD8 T cells in patients from the efti group of the total population which was significantly correlated with improved OS.

In March 2022, Immutep announced that it had received constructive feedback from the FDA regarding its clinical development program for IMP321 in MBC. In May 2022, Immutep reported new biomarker and exploratory analysis data from AIPAC at ESMO’s Breast Cancer Congress. Immutep reported that through exploratory analyses, six subgroups of patients showed an improvement in OS in the efti group, compared to placebo. Five of the six subgroups (< 65 years, low baseline monocytes, high neutrophil to lymphocyte ratio (NLR), < 5 years since diagnosis and luminal B) showed a statistically significant improvement in OS. Biomarker analysis showed that efti significantly increased the number of circulating immune cells (monocytes, activated CD8 T cells) and CXCL10 serum levels, compared to baseline. The increase was not observed in the placebo group.

Additional Efti Manufacturing and Development Collaborations

In November 2016, Immutep announced the signing of a non-binding MOU and strategic development and manufacturing partnership it entered into with WuXi Biologics. Under the partnership, WuXi Biologics will be the exclusive clinical and commercial manufacturer for efti for Immutep worldwide (excluding: China, Macau, Taiwan and Hong Kong where rights are retained by EOC, Immutep’s development partner in China).

During 2019, Immutep commenced a collaboration project with Cardiff University to advance the discovery and development of a new generation of small molecule anti-LAG-3 therapies. The ultimate aim of the project is to make an oral treatment available to cancer patients and at a lower cost compared with the current anti-LAG-3 antibodies being developed by several companies.

In addition, in October 2020, Immutep entered into a licence and collaboration agreement with Laboratory Corporation of America Holdings (LabCorp). The agreement is unrelated to any of Immutep’s own development programs and will support the development of immuno-oncology products or services by LabCorp.

In September 2022, Immutep announced it had entered into a new clinical trial collaboration with Maria Skłodowska-Curie National Research Institute of Oncology in Warsaw, Poland to enable an investigator-initiated open label Phase II clinical trial. The trial will evaluate IMP321 in combination with pembrolizumab and radiotherapy in the neoadjuvant setting (prior to surgery) in up to 40 patients with select soft tissue sarcoma (STS).

Immutep has global rights to efti ex-China. Under a licensing agreement between Immutep S.A.S and EOC Pharma, EOC Pharma has the exclusive development right of the efti product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm originally held these rights but transferred the right to develop efti to its affiliate, EOC Pharma. Eddingpharm paid for the past manufacture of efti GMP grade material needed for the conduct of clinical trials of efti. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register efti in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if efti achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development of efti is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1.0 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of IMP321 in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. In March 2020, Immutep announced that EOC Pharma had completed recruitment of its Phase I study. In April 2020, Immutep announced that it had discussed the results of its Phase IIb AIPAC study with EOC Pharma and that EOC Pharma had confirmed its plans to continue advancing efti in metastatic breast cancer in China. EOC Pharma announced in mid-2021 that they will commence a Phase II clinical trial in metastatic breast cancer in China.

IMP761 Preclinical Development

In January 2017, we announced a new early-stage product candidate to be known as IMP761, developed in our laboratory in Paris, and believed to be the first agonist antibody of LAG-3. IMP761, our fourth LAG-3 related product candidate, is our first agonist antibody related to LAG-3. The product candidate is not partnered. In September 2018, Immutep commenced cell line development and the associated GMP manufacturing steps for IMP761 to progress the product candidate towards clinical development. This work is ongoing.

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

In April 2020, Immutep announced that its manufacturing partner, Batavia Biosciences, had developed a pharmaceutical grade CHO cell line which is able to produce significant quantities of IMP761. In December 2021, Immutep announced that it had appointed Northway Biotech to manufacture IMP761 for future clinical studies.

Work to progress GMP manufacturing steps for IMP761 was ongoing throughout fiscal year 2022.

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

The development of IMP731 was licensed to Glaxo Smith Kline (GSK) under a license and research collaboration agreement dated December 2010 between Immutep S.A.S and GSK. Under the sublicense, GSK has the exclusive development right of IMP731 and will fund all the development costs and make potential milestone payments in the aggregate amount of up to £64.0 million as well as potential royalty payments to Immutep. In January 2015, Immutep collected a milestone payment from GSK for the development of GSK2831781 (derived from Immutep’s IMP731 antibody) for a first time in human clinical trial. GSK announced in July 2018 that the lead indication for GSK2831781 will be ulcerative colitis with Proof-of-Concept data expected in 2020. This new Phase II clinical study commenced in May 2019 (clinicaltrials.gov identifier NCT03893565) and will build on GSK’s Phase I clinical trial of the product candidate in psoriasis, which was completed in March 2018 (clinicaltrials.gov identifier NCT02195349). Another Phase I study in 36 Japanese and Caucasian healthy volunteers in Japan was started in June 2019 (clinicaltrials.gov identifier NCT03965533).

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

In August 2017, we received a milestone payment of US$1,000,000 from Novartis relating to our IMP701 LAG-3 antibody. Novartis is continuing its clinical development program for IMP701, known as LAG525 (INN: ieramilimab) by Novartis, in oncology. Currently, there are five ongoing Phase I/II clinical trials evaluating this product candidate, with a total target enrolment of 1,100 patients. More information about these clinical trials can be found at www.clinicaltrials.gov.

Novartis presented two posters on LAG525 at ESMO 2021. One poster included data from its PLATForM Phase II study of novel spartalizumab combinations in melanoma, concluding that patients with LAG-3+ melanoma may be more likely to respond to spartalizumab + ieramilimab (LAG525) treatment.

Novartis also presented data from its Phase II, open-label, 3-arm study, in patients with advanced TNBC regardless of PD-L1 status progressing after adjuvant or 1 prior line of systemic therapy for metastatic disease, but who had not received an immune checkpoint inhibitor, where patients were randomized 1:1:1 to LAG525 + spartalizumab, LAG525 + spartalizumab + carboplatin, or LAG525 + carboplatin. As no arms met the proof of preliminary efficacy PPE criteria, no further investigation is planned for this study.

Intellectual Property

As of June 30, 2022, Immutep owns or co-owns 13 patent families relating to our development candidates IMP321, IMP761, IMP701 and IMP731.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2022, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, China and Japan.

In fiscal year 2022, Immutep has continued its active intellectual property protection program for its technologies with 9 new patents being granted for IMP321, IMP761 and IMP701.

Immutep was granted two new patents by the Chinese Patent Office for IMP321 during the financial year. Both relate to combined therapeutic preparations comprising IMP321 and either a PD-1 pathway inhibitor or a chemotherapy agent. Immutep was also granted a new Australian patent protecting its intellectual property for therapeutic preparations comprising IMP321 and a PD-1 pathway inhibitor.

The Russian Patent Office granted a new patent protecting IMP761, and to the use of IMP761 in the treatment of T-cell mediated inflammatory and autoimmune diseases.

Immutep and its partner Novartis were granted five new patents relating to the protection of ieramilimab (LAG525), a humanized LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. The patents were granted by the Eurasian, Japanese, Chinese, Indian and Malaysian patent offices.

In August 2022, Immutep announced the grant of a new Japanese patent protecting its intellectual property for therapeutic preparations comprising IMP321 and a PD-1 pathway inhibitor.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2022) and title.

Patent Family	Title	Status	Expires
550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending China, US, Europe Granted US, Canada, Europe and Japan (x2)	2028

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Macau, Europe, Hong Kong and US Granted Australia, China, Europe (x4), Japan (x2) and US (x2)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in China, Europe, Japan, Korea, US and Hong Kong Granted in Australia, China, Europe, Hong Kong, Japan and US	2034

661 (Immutep S.A.S.)	Treatment of Cancer	PCT application filed	2041

662 (Immutep S.A.S.)	Treatment of Cancer	GB priority application filed	2043

670 (Immutep S.A.S.)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Australia, New Zealand, China, Macau, Hong Kong, Korea, Japan, Brazil, India and Israel Granted in Australia, China, Europe (x2), Hong Kong (x2), US (x2) and Mexico (x2)	2036

671 (Immutep SAS)	Triple combination therapy	PCT application filed	2042

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 territories Granted Australia, China, US (x2), Europe, Eurasia, Japan (x2), India, Iraq, Malaysia, Lebanon, Algeria and Colombia	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US Granted in Europe	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines and Singapore Granted in Europe, Russia, South Africa and Nigeria	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	Pending in Europe and US	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, India, Brazil, and Israel	2037

810 (Immutep S.A.S.)	Assays	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Korea, Japan, India, Brazil, and Israel	2040

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

There is great industry interest in the field of immuno-oncology, particularly given the therapeutic benefits achieved by FDA-approved checkpoint inhibitors targeting CTLA-4, PD-1, PD-L1 or LAG-3. These positive results for checkpoint monotherapies are typically only seen in a relatively small subset of the targeted patient population which has led to hundreds of immune-oncology combination treatments being tested in clinical trials.

Our lead product candidate, eftilagimod alpha (IMP321 or efti), is being developed as a cancer therapeutic. Efti’s MOA stimulates and augments the human body’s natural immune response to fight cancer tumors, and it is a member of a class of drugs known as “antigen presenting cell (APC) activators.” Other types of APC activators include toll like receptor (TLR) agonists, stimulator of interferon genes (STING) agonists, CD40 agonists, or oncolytic viral therapies. Efti’s unique MOA leads to the activation of APCs, such as monocytes and dendritic cells, which results in increased T cell levels.

We are aware of other companies that are developing cancer therapeutics in the same specific indications we are currently targeting and may target in the future. Some of these competitors are developing APC product candidates, other immune-modulating therapeutics that promote an immunological response against cancer and therapies targeting patients who have received prior anti-PD-1/PD-L1 therapies. These companies include, but are not limited to Birdie Biotech, Inc., AstraZeneca PLC, Arcus Biosciences Inc., Curevac NV, Gilead Sciences Inc., GlaxoSmithKline plc, Hoffmann-La Roche Ltd., Idera Pharmaceuticals, Inc., AbbVie, Inc., Incyte Corporation, ImmunityBio, Inc, Merck & Co, Idera Pharmaceuticals, Inc., Nektar Therapeutics, Eisai Co Ltd. and Regeneron Pharmaceuticals, Inc.

Current treatments for metastatic breast cancer, include chemotherapies/cytotoxics, parp inhibitors, CDK4/6 inhibitors, angiogenesis inhibitors, nonsteroidal aromatase inhibitors and immunotherapies. Efti is developed for a specific subset of metastatic breast cancer, specifically human epidermal growth factor receptor 2-negative (HER2-), metastatic breast cancer patients that have previously undergone endocrine based therapy (possibly with CDK4/6 therapy and/or PI3Kinase inhibitors) and are eligible to receive chemotherapy. Efti is also being investigated in patients with recurrent/metastatic head and neck squamous cell carcinomas (R/M HNSCC). Current treatments for recurrent HNSCC include combination therapy with cetuximab, cisplatin, and 5-fluoruracil (5-FU). More recently, immunotherapy through PD-1 blockade has become an option, either alone or in combination with platinum plus 5-FU. Similarly in non-EGFR/ALK targetable metastatic non-small cell lung cancer, another indication where efti is tested, platinum based chemotherapies were mostly replaced as 1st line therapy by anti-PD-(L)1 monotherapies or anti-PD-(L)1 + chemotherapy combination treatments in recent years. Despite all the progress made in these three indications, there is still a high unmet medical need as the median overall survival in these indications is still between 12-24 months dependent on the indication.

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

Regulatory Authorities

Our ongoing research and development, clinical, regulatory, commercial and manufacturing activities of our pharmaceutical products are subject to extensive regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutics Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMA and local competent authorities, human research ethic committee (HREC), ethics committees (ECs), institutional research boards (IRBs) and other regulatory authorities at federal, state or local levels. We, along with our third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval and post-approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

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

Further, an independent institutional review board, or IRB, covering each medical center proposing to conduct clinical trials must review and approve the protocol for any clinical trial before it commences at that center, and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, which include requirements that all research subjects provide informed consent and that all clinical studies be conducted under the supervision of one or more qualified investigators.

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

European Union

In the European Economic Area, or EEA, which is comprised of the Member States of the EU plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA by the EMA. Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. When conducting clinical trials in the EU, we must adhere to the provisions of the European Union Clinical Trials Regulation (Regulation 536/2014), which is directly applicable in all EU member states. This Regulation requires that the prior authorization of an Ethics Committee and the competent Member State authority is obtained before commencing the clinical trial. Under the Regulation, sponsors are required to publish all clinical trial documentation via the EMA although there are certain possibilities to postpone publication and certain parts may be redacted.

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We plan to submit applications for marketing authorizations under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

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

If any of our products receive marketing approval in the EEA, we expect they will benefit from 8 years of data protection and 10 years of market protection. The periods run in parallel so effectively 8 years of data protection plus 2 years of market protection is granted. This means that a biosimilar application referencing Immutep’s safety and efficacy data held on file at the EMA cannot be filed until the end of the data protection period of 8 years, and the biosimilar cannot be placed on the market until after a further 2 years have elapsed (8 + 2). Furthermore, an additional 1 year of market protection is available (8 + 2 + 1) where we obtain approval of a second indication having a significant clinical benefit in the initial 8-year period.

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

In addition to the above mentioned competent authorities there are local competent authorities, human research ethic committee (HREC), ethics committees (ECs), institutional research boards (IRBs) and other regulatory authorities at federal, state or local levels who may need to be consulted based on the applicable laws and regulations.

Third-Party Payer Coverage and Reimbursement

Although our product candidates have not been commercialized for any indication, if they are approved for marketing, commercial success of our product candidate will depend, in part, upon the availability of coverage and reimbursement from third-party payers at the federal, state and private levels.

In the United States and internationally, sales of any other product that we market in the future, and our ability to generate revenues on such sales, are dependent, in significant part, on the availability of adequate coverage and reimbursement from third-party payors, such as state and federal governments, managed care providers and private insurance plans.

Private insurers, such as health maintenance organizations and managed care providers, have implemented cost-cutting and reimbursement initiatives and likely will continue to do so in the future. These include establishing formularies that govern the drugs and biologics that will be offered and the out-of-pocket obligations of member patients for such products. We may need to conduct pharmacoeconomic studies to demonstrate the cost- effectiveness of our products for formulary coverage and reimbursement. Even with such studies, our products may be considered less safe, less effective or less cost-effective than existing products, and third-party payors may not provide coverage and reimbursement for our product candidates, in whole or in part. In addition, particularly in the United States and increasingly in other countries, we are required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities. It is possible that future legislation in the United States and other jurisdictions could be enacted to potentially impact reimbursement rates for the products we are developing and may develop in the future and could further impact the levels of discounts and rebates paid to federal and state government entities. Any legislation that impacts these areas could impact, in a significant way, our ability to generate revenues from sales of products that, if successfully developed, we bring to market. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental changes. There have been, and we expect there will continue to be, legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our future business.

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

Inflation and Seasonality

Management is monitoring the impact of inflation on our operations and financial condition and continues to carefully negotiate the prices paid for required services and supplies to minimize any impact. Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, cancer and autoimmune diseases, which are the targets of our product candidates, are not seasonal diseases. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.

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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	January 31, 2024
Paris region, France	March 31, 2025
Berlin, Germany	February 28, 2023

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Subject to certain exclusions, the Australian Government tax incentive scheme provides benefits for eligible R&D activities. Under the Australian R&D tax incentive scheme, entities are entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than A$20.0 million per annum or (ii) a non-refundable 38.5% tax offset for all other entities with an aggregate turnover of A$20.0 million or more or controlled by any exempt entity (exempt entity is, entity which is exempted from income tax). Our aggregated turnover is less than A$20.0 million and not controlled by an exempt entity, we anticipate being entitled to a claim of 43.5% refundable tax offset for costs relating to eligible R&D activities during the year.

The French R&D tax credit is determined on the basis of the eligible R&D expenses incurred during the calendar year. Currently, the R&D credit equals 30% of the R&D eligible expenses incurred during the year, up to EUR 100.0 million in eligible R&D expenses, and 5% beyond this amount. As our turnover is currently less than EUR 100.0 million p.a., we anticipate being entitled to claim a 30% refundable tax offset for costs relating to eligible R&D activities during the year.

We are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “Note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

A. Operating Results

Results of Operations

Comparison of Fiscal Year Ended June 30, 2022 to Fiscal Year Ended June 30, 2021

Revenue

Licensing revenue was A$170,000 in the fiscal year 2022 compared to nil in fiscal year 2021. In fiscal year 2022 the Company received licensing revenue as a licensing partner achieved a predetermined milestone, which triggered a payment to Immutep. No such milestones were recognised during fiscal year 2021.

Other Income

The research material sales decreased from A$313,000 in fiscal year 2021 to A$84,000 in fiscal year 2022.

Other income increased by A$2.6 million to A$6.6 million for fiscal year 2022 from A$4.0 million for fiscal year 2021.

In fiscal year 2022, Immutep recognised A$1.2 million of grant income from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2022 for the TACTI-002 and TACTI-003 trials. Immutep has recognised approximately A$3.6 million in grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2021.

Also in fiscal year 2022, the Company’s French subsidiary recognised A$3.3 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in fiscal year 2022 and in September 2022, the Company’s French subsidiary received A$2.7 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2021.

Net gain on foreign exchange was A$1.2 million in fiscal year 2022 compared net loss of A$507,000 in fiscal year 2021.

Interest income increased from A$105,000 in fiscal year 2021 to A$225,000 in fiscal year 2022. The increase was mainly due to the increase in our cash in the bank.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$17.2 million in fiscal year 2021 to A$31.3 million in year 2022. The increase is mainly attributable to increases of A$4.5 million in clinical trial costs and A$8.3 million relates to IMP 321 and IMP 761 manufacturing costs in fiscal year 2022. Whilst clinical trial costs related to AIPAC declined given the trial has completed, costs related to TACTI-002 rose with the expansion of that clinical trial, which included an additional 74 patients in 1st line NSCLC.

Clinical trial costs related to TACTI-003 also increased significantly in FY 2022 due to the commencement of the clinical trial.

Corporate Administrative Expenses

Corporate administrative expenses increased A$0.9 million (15%) from A$6.3 million for fiscal year 2021 to A$7.2 million in fiscal year 2022, primarily due to external auditor and other administrative expenses incurred in fiscal year 2022 as a result of Immutep becoming subject to the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal control over financial reporting. See Item 3.D (Risk Factors) – “We have become subject to the auditor attestation requirement under the Sarbanes-Oxley Act, thus imposing significant cost and administrative burden on us.”

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$325,000 for fiscal year 2022 compared to A$1.2 million for fiscal year 2021. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net change in fair value of warrants

The non-cash gain of A$591,000 for fiscal year 2022 was from the net change in fair value of warrants due to the share price decrease, whilst in fiscal year 2021 the loss of A$8.7 million was from the net change in fair value of warrants due to the share price increase.

Net Loss

The loss after tax for fiscal year 2022 of A$32.2 million was higher compared to A$29.9 million for fiscal year 2021. This increase was mainly attributable to increase in clinical trial costs and manufacturing activities undertaken during the financial year.

Comparison of Fiscal Year Ended June 30, 2021 to Fiscal Year Ended June 30, 2020

Revenue

Licensing revenue was A$nil in the fiscal year 2021 compared to A$7.5 million in fiscal year 2020. In fiscal year 2020 the Company received licensing revenue as a licensing partner achieved a predetermined milestone, which triggered a payment to Immutep. No such milestones were recognised during fiscal year 2021.

Other Income

The research material sales increased from A$280,000 in fiscal year 2020 to A$313,000 in fiscal year 2021.

Other income decreased by A$4.0 million to A$5.0 million for fiscal year 2021 from A$9.0 million for fiscal year 2020.

Immutep has recognised approximately A$986,000 in grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2021. In April 2021, Immutep received a cash rebate of A$1.2 million from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2020 for the TACTI-mel and TACTI-002 trials.

In fiscal year 2021, our French subsidiary recognised A$2.4 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2020. In September 2021, the Company’s French subsidiary received A$3.4 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2020.

Interest income decreased from A$200,000 in fiscal year 2020 to A$105,000 in fiscal year 2021. The decrease was mainly due to the decrease in weighted average interest rates. Total revenue and other income decreased from A$16.5 million in fiscal year 2020 to A$4.0 million in fiscal year 2021.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses decreased from A$22.5 million in fiscal year 2020 to A$17.2 million in year 2021. This decrease was mainly attributable to the significant decrease of clinical trial costs related to the completion of the TACTI-mel trial and the winding down of the AIPAC trial as all patients have completed the treatment and moved into the follow-up phase.

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

Corporate Administrative Expenses

Corporate administrative expenses were A$6.3 million in each of fiscal years 2021 and 2020.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$1.17 million for fiscal year 2021 compared to A$1.15 million for fiscal year 2020. The increase was attributable to the liability component of the convertible note being measured at fair value.

Net change in fair value of warrants

The loss of A$8.7 million for fiscal year 2021 was from the net change in fair value of warrants due to the share price increase, whilst in fiscal year 2020 a gain of A$2.2 million in the net change in fair value of warrants was recognised.

Net Loss

The loss after tax for fiscal year 2021 of A$29.9 million was significantly higher compared to A$13.5 million for fiscal year 2020. This increase was mainly attributable to a decrease in licensing revenues as well as an increase in non-cash changes in the fair value of financial liabilities. Removing the impact of this non-cash item results in a loss after tax for fiscal year 2021 of A$21.2 million

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2022 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

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

Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The amendment should be applied for annual periods beginning on or after January 1, 2022. There is no significant impact on adopting the amendment to AASB 101 (IAS 1) on the Company.

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

Capital Requirements

As of June 30, 2022, we had cash and cash equivalents of A$80.0 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations at least until early 2024. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

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

Off-Balance Sheet Arrangements

During fiscal years 2022, 2021 and 2020, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities							Total
	Less than 12 months		Between 1 and 5 years		> 5 years		contractual cash flows	Carrying Amount
At June 30, 2022	$		$		$		$	$
Convertible note liability		—		2,234,510		—	2,234,510		1,452,950
Lease liability		178,510		108,706		—	287,216		280,869

Total		178,510		2,343,216		—	2,521,726		1,733,819

Contingent liabilities

Immutep did not have any material contingent liabilities outstanding as of June 30, 2022.

Capital commitments

Immutep did not have any material capital expenditure commitments as of June 30, 2022.

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

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2018	94,633,973	16,142,679
Ordinary Shares – private placement and exercise of warrants	2019	36,251,563	5,792,343
Ordinary Shares – private placement and fully underwritten entitlement offer	2020	148,769,070	20,555,622
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights and warrants	2021	260,521,997	52,429,303
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights	2022	118,086,880	53,985,452

All number of shares in the table above has been adjusted for the 10 to 1 share consolidation completed in November 2019.

In July 2017, we issued American Depositary Shares (ADSs) for cash consideration totaling A$6,561,765. We issued warrants to purchase up to 1,973,451 of its ADSs. The warrants will expire on January 5, 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the fiscal years 2022, no warrant was exercised and 206,507 Warrants remain as at June 30, 2022.

In December 2018, issued 2,600,000 ADSs, at a price per ADS of US$2.00 in a registered direct offering, for total gross proceeds of approximately US$5.2 million. In a concurrent private placement, we issued warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. Each warrant has an exercise price of US$2.50. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each. As a result, none of these warrants were outstanding as at June 30, 2022.

In July 2019, we completed a private placement of our ordinary shares. In August 2019, we completed an underwritten pro rata non-renounceable entitlement offer. In total, we raised A$10.0 million before transaction costs.

In May 2020, we completed a private placement of our ordinary shares that raised A$12.0 million before transaction costs.

In November 2020, we completed a private placement of our ordinary shares that raised A$29.6 million before transaction costs.

During fiscal year 2021, US investors exercised total of 3,427,211 warrants at an exercise price of US$2.49 each. Immutep received US$8.5 million (A$11.3 million) cash payment in total.

In June 2021, we conducted a private placement that raised proceeds of A$67.2 million before transaction costs.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2022	2021	2020
	A$	A$	A$
Net cash used in operating activities	(30,229,752)	(17,640,342)	(10,839,339)
Net cash used in investing activities	(22,914)	(15,601)	(19,348)
Net cash provided by (used in) financing activities	50,325,639	52,679,925	20,478,081
Net increase (decrease) in cash and cash equivalents	20,072,973	35,023,982	9,619,394
Effect of exchange rate on cash and cash equivalents	(671,035)	(752,838)	134,671
Cash and cash equivalents at beginning of period	60,593,191	26,322,047	16,567,982
Cash and cash equivalents at end of period	79,995,129	60,593,191	26,322,047

Operating Activities

Net cash used in operating activities was A$30.2 million, A$17.6 million and A$10.8 million during fiscal years 2022, 2021 and 2020, respectively. Payments to suppliers and employees in the net cash used in operating activities mainly relates to R&D and administrative costs. Payments to suppliers and employees increased by A$14.3 million during fiscal year 2022. This increase was mainly attributable to a significant increase in costs related to the TACTI-002 and TACTI-003 clinical trials.

During fiscal years 2022, 2021 and 2020, our payments to suppliers and employees were offset by license revenue received of A$87,000, nil and A$7.5 million, respectively, interest income received of A$0.2 million, A$0.1 million and A$0.2 million, respectively, and grant income received of A$3.3 million, A$1.3 million and A$7.7 million, respectively.

Investing Activities

Net cash used in investing activities was A$22,914 during fiscal year 2022, Net cash used in investing activities was A$15,601 during fiscal year 2021 and A$19,348 during fiscal year 2020. The net cash outflow for fiscal year 2022 and 2021 was due to the purchase of equipment.

Financing Activities

Net cash provided by financing activities decreased A$2.4 million (5%) from $52.7 million during fiscal year 2021 to A$50.3 million in fiscal year 2022. Net cash provided by financing activities during (i) fiscal year 2022 was primarily attributable to the placement of ordinary shares of A$45.8 million and a Share Purchase Plan of A$7.2 million (ii) fiscal year 2021 was primarily attributable to the two placements of A$41.2 million and exercising of warrants of A$11.3 million and advance payment from Australian and New Zealand shareholders under a Share Purchase Plan of A$0.5 million, (iii) fiscal year 2020 was primarily attributable to the placement of A$4.0 million, underwritten entitlement offer of A$6.0 million and another placement of A$12.0 million.

At June 30, 2022, we had A$80.0 million in cash and cash equivalents compared with 2021, where we had A$60.6 million in cash and cash equivalents. At June 30, 2020, we had A$26.3 million in cash and cash equivalents.

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

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main ongoing clinical trials are the TACTI-002 Phase II study in up to 189 patients who are being dosed with IMP321 in combination with KEYTRUDA® (pembrolizumab) and TACTI-003, which is a randomised, controlled Phase IIb clinical study in up to 154 patients and marks Immutep’s second collaboration with MSD to evaluate KEYTRUDA® (pembrolizumab) in combination with efti.

It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with IMP321. Expenses will also increase as we continue to progress the pre-clinical development of IMP761.

E. Critical Accounting Estimates

See note 3 to our financial statement for the fiscal year ended June 30, 2022 for a discussion of critical accounting judgements, estimates and assumptions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2022.

Name	Age	Position
Russell Howard, Ph.D. (1)	72	Non-Executive Chairman
Pete Meyers (3)	53	Deputy Chairman and Non-Executive Director
Marc Voigt	49	Executive Director, Chief Executive Officer, and Chief Financial Officer
Frédéric Triebel	67	Executive Director, Chief Scientific Officer & Chief Medical Officer
Deanne Miller	45	Chief Operating Officer, General Counsel & Company Secretary
Lucy Turnbull, AO (2)	64	Non-Executive Director

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.

Dr. Russell Howard, Ph.D. Dr. Russell Howard has been a Non-Executive Director of Immutep since May 8, 2013 and has been appointed as Non-Executive Chairman on November 17, 2017. He is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260.0 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company NovoNutrients Inc. (formerly Oakbio, Inc.) and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd.

Mr. Pete Meyers. Pete Meyers has been a Non-Executive Director of Immutep since February 12, 2014, and appointed as Non-Executive Deputy Chairman on November 17, 2017. He is also the Chief Financial Officer of Slayback Pharma LLC. Prior to joining Slayback Pharma LLC, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and also serves on the Board of Directors of East End Hospice, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Mr. Grant Chamberlain. Mr Chamberlain became a Director of Immutep on August 21, 2017. He passed away on January 28, 2022. He was a partner of OneVentures, one of Australia’s leading venture capital firms. Prior to joining OneVentures in 2017 Mr. Chamberlain was Head of Mergers & Acquisitions and Financial Sponsors Australia at Bank of America Merrill Lynch. Prior to joining Bank of America Merrill Lynch in 2013, Mr Chamberlain held senior positions at Nomura Australia and Deutsche Bank. He has over 20 years’ experience in investment banking and advised on many of the largest mergers and acquisitions transactions in Australia during that time. He began his career as a corporate lawyer at Freehill Hollingdale & Page. Mr Chamberlain earned a Bachelor of Laws with Honours and a Bachelor of Commerce from the University of Melbourne.

Mr. Marc Voigt. Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 21 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Dr. Frédéric Triebel, MD Ph.D., Dr Triebel is our Chief Scientific Officer and Chief Medical Officer and has been with the Company since December 2014, following the completion of the acquisition of Immutep S.A. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to more than 153 publications and 31 patents.

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

Ms. Lucy Turnbull. Ms. Turnbull is a distinguished Australian businesswoman, philanthropist and former local government politician. With a background in commercial law and investment banking, she was the first female Lord Mayor of the City of Sydney from 2003 to 2004 and has served on the boards of the NSW Cancer Institute, the Sydney Children’s Hospital Foundation, the Sydney Cancer Centre and the Sydney Festival. In 2011, Ms. Turnbull was appointed an Officer of the Order of Australia for her service to the community, local government and business, including through her philanthropic contributions and fundraising for a range of medical, social welfare, educational, youth and cultural organisations. From 2015 to 2020 she served as the inaugural Chief Commissioner of the Greater Sydney Commission, a New South Wales state government body focused on delivering strategic planning for the whole of metropolitan Sydney. Ms Turnbull rejoined Immutep’s Board in February 2022, having previously served as its Chairman from October 2010 to November 2017, stepping down from the role only due to her elevated professional and personal commitments at the time.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal year 2022.

June 30, 2022	Short-term Benefits					Post Employment Benefits	Long- term Benefits	Share-based Payments				Total
	Salary and fees		Cash bonus	Non Monetary*		Super- annuation	Long service leave	Executive Performance rights*		Non-executive Performance Rights
	A$		A$	A$		A$	A$	A$		A$		A$
Directors
Dr. R. Howard	82,192		—	—		8,219	—	—		95,191	[1]	185,602
Mr. P. Meyers	—		—	—		—	—	—		102,219	[2]	102,219
Mr G Chamberlain	—		—	—		—	—	—		72,470	[3]	72,470
Ms Lucy Turnbull	14,155		—	—		1,415	—	—		40,354	[4]	55,924
Mr. M. Voigt	427,989	**	84,472	24,125	#	—	—	406,710	[5]	—		943,296
Other Key Management Personnel								—
Dr. F. Triebel****	264,212	*	19,410	122,021	#	5,856	—	232,716	[6]	—		644,215
Ms. D. Miller	242,550	***	60,000	—		32,121	13,091	161,097	[6]	—		508,859

	1,031,098		163,882	146,146		47,611	13,091	800,523		310,234		2,512,585

*The cash salary for Dr Triebel remains the same as FY 2021. The variances are from the foreign currency translation.

**The cash salary for Mr. Voigt increased by EUR13,100 per annum. effective July 2021.

*** The cash salary for Ms. Miller increased by A$11,500 per annum effective July 2021.

**** Dr. F. Triebel was appointed as an Executive Director on September 13, 2022.

#Non-monetary benefits include compulsory employer funded social security contributions (A$24,125 for Mr. Voigt and $122,021 for Dr. Triebel) which are paid directly by the Company to government authorities in line with French and German regulations.

(1)

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at our Annual General Meeting of shareholders (“AGM”) in November 2021. The number of performance rights was calculated based on 3 years of directors’ fees at A$60,000 per annum divided by A$0.53 (being the 5-day VWAP up to and including September 21, 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 113,207 performance rights will vest on December 1, 2022 (being for service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights will vest on December 1, 2023 (being for service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights will vest on December 1, 2024 (being for service from December 1, 2023 to November 30, 2024).

(2)

On December 2, 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received our Annual General Meeting of shareholders (“AGM”) in November 2019. The number of performance rights was calculated based on 3 years of directors’ fees at $105,000 per annum divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 500,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights due to vest on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights due to vest October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

(4)

Ms Lucy Turnbull was appointed in February 2022. Ms Turnbull will be issued 457,832 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, subject to shareholder approval at the 2022 Annual General Meeting of shareholders (“AGM”). As indicated in the Appendix 3X released to ASX on the date of Ms Turnbull’s appointment on February 25, 2022, the number of performance rights was calculated based on 3.76 years of directors’ fees at $45,000 p.a. divided by $0.37(being the 5-day VWAP up to and including February 18, 2022). However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of 92,966 performance rights will vest on December 1, 2022 (in recognition of service from February 25, 2022 to November 30, 2022). The second tranche of 121,622 performance rights will vest on December 1, 2023 (in recognition of service from December 1, 2022 to November 30, 2023). The third tranche of 121,622 performance rights will vest on December 1, 2024 (in recognition of service from December 1, 2023 to November 30, 2024). The fourth tranche of 121,622 performance rights will vest on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025).

(5)

Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 1, 2019. One-third vested on October 1, 2020; One-third vested on October 1, 2021 and One-third is due to vest on October 1, 2022. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period.

On December 1, 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 26, 2021. One-third will vest on October 1, 2023; one-third will vest on October 1, 2024 and one-third is due to vest on October 1, 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

(6)

On October 3, 2019, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third vested on October 1, 2020; one -third vested on October 1, 2021 and one-third is due to vest on October 1, 2022.

On December 1, 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third will vest on October 1, 2023; one -third will vest on October 1, 2024 and one-third is due to vest on October 1, 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. Dr. Triebel was appointed an executive director in September 2022.

Service Agreements

The following members of key personnel have service agreements as at June 30, 2022 as follows:

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

Base salary	€275,625

Dr. Frédéric Triebel	Chief Scientific Officer & Chief Medical Officer

Agreement commenced:	December 12, 2014

Details	Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	€170,040

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice.
The termination terms are payment of base salary in lieu of notice period.

Base salary	A$242,550

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2022, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at our Annual General Meeting in November 2021. The key terms of the EIP are as follows:

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

	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	Forfeited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date******	Forfeited	Fiscal years in which rights may vest
Name	%	%				$	%		$	%
Mr R Howard	—	—	2018	*	1,000,000	390,000	100%	250,000	118,750	—	2019, 2020, 2021
	—	—	2021	*	339,621	166,414	—	—	—	—	2022, 2023, 2024
Mr P Meyers	—	—	2019	**	1,500,000	420,000	33%	500,000	267,500	—	2021, 2022 & 2023
Mr G	—	—
Chamberlain(1)			2020		1,350,000	344,249	33%	450,000	240,750	33.3%	2022	#
Mr M Voigt	100%	—	2019	***	3,600,000	1,008,000	67%	—	—	—	2021, 2022 & 2023
		—	2021	****	3,600,000	1,764,000	—	—	—		2023, 2024, 2025
Dr F Triebel(2)	100%	—	2019	***	2,700,000	702,000	67%	900,000	481,500	—	2021, 2022 & 2023
		—	2021	****	2,700,000	1,323,000					2023, 2024, 2025
Ms D Miller	100%	—	2019	***	1,800,000	468,000	67%	600,000	321,000	—	2021, 2022 & 2023
			2021	****	1,800,000	882,000					2023, 2024, 2025

*

Dr Russell Howard was issued 1,000,000 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 16, 2018.

The first tranche of 250,000 performance rights vested on December 1, 2018 (being for continued service from November 18, 2017 to November 17, 2018). The second tranche of 250,000 performance rights vested on December 1, 2019 (being for continued service from November 18, 2018 to November 17, 2019). The third tranche of 250,000 performance rights vested on December 1, 2020 (being for continued service from November 18, 2019 to November 17, 2020). The final 250,000 rights vested on December 1, 2021 (being continued service from November 18, 2020 to November 17, 2021).

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 16, 2021. The first tranche of 113,207 performance rights will vest on December 1, 2022 (being for continued service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights will vest on December 1, 2023 (being for continued service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights will vest on December 1, 2024 (being for continued service from December 1, 2023 to November 30, 2024).

**

Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 1, 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval.

The first tranche of 500,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights will vest on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights will vest on October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

***	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on October 1, 2020

•	1/3 vested on October 1, 2021

•	1/3 are due to vest on October 1, 2022

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 are due to vest on October 1, 2023

•	1/3 are due to vest on October 1, 2024

•	1/3 are due to vest on October 1, 2025

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

#

The first tranche of 450,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 450,000 performance rights that were due to vest on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022) was gifted to Grant’s estate following his death on January 28, 2022 as approved by the Board of Directors and have been recognised to be fully vested as at June 30, 2022. The third tranche of 450,000 performance rights (being for service from October 1, 2022 to September 30, 2023) have been cancelled.

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

(i) Options holdings

There were no options holdings outstanding and no movements during the fiscal years June 30, 2022, June 30, 2021 and June 30, 2020.

(ii) Performance Rights holdings

2022	Balance at start of the year	Granted	Exercised	Other Changes		Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	250,000	339,621	(250,000)	—		339,621	—	339,621
Mr Pete Meyers	1,500,000	—	(500,000)	—		1,000,000	—	1,000,000
Mr Marc Voigt	2,400,000	3,600,000	—	—		6,000,000	1,200,000	4,800,000
Mr Grant Chamberlain	1,350,000	—	(450,000)	(900,000	)*	—	—	—
Ms Deanne Miller	1,200,000	1,800,000	(600,000)	—		2,400,000	—	2,400,000
Dr Frédéric Triebel	1,800,000	2,700,000	(900,000)	—		3,600,000	—	3,600,000

	8,500,000	8,439,621	(2,700,000)	(900,000)		13,339,621	1,200,000	12,139,621

*The change during the year represents derecognition due to the cessation of the director’s position.

(iii) Ordinary Share holdings

2022	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#		Balance at end of the year
Ordinary shares
Dr Russell Howard	750,000	250,000	—	—		1,000,000
Mr Pete Meyers	1,774,395	500,000	—	—		2,274,395
Mr Marc Voigt	8,847,445	—	—	—		8,847,445
Mr Grant Chamberlain	1,728,023	450,000	—	(2,178,023	)*	—
Ms Lucy Turnbull	—	—	—	3,284,126	**	3,284,126
Ms Deanne Miller	2,963,892	600,000	—	(796,587)		2,767,305
Dr Frédéric Triebel	6,853,764	900,000	—	—		7,753,764

Total ordinary shares	22,917,519	2,700,000	—	309,516		25,927,035

ADRs
Mr Marc Voigt	45	—	—	—		45

Total ADR	45	—	—	—		45

# Other changes during the year includes on market acquisitions and/or disposals.

*The change during the year represents derecognition due to the director’s death.

**The change during the year represents Ms. Lucy Turnbull’s shareholding before she became director on February 25, 2022. The shareholding includes 302,500 shares held indirectly.

Shares under option

Unissued ordinary shares of Immutep Limited under option at June 30, 2022 are as follows:

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

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2022.

2022	Fair value A$	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
Grant date
October 3, 2019	0.260	3,000,000	—	(1,500,000)	—	1,500,000	—
November 1, 2019	0.280	2,400,000	—	—	—	2,400,000	1,200,000
January 2, 2020	0.260	1,900,000	—	(500,000)	—	1,400,000	450,000
October 2, 2020	0.235	263,502	—	—	—	263,502	263,502
October 1, 2021	0.550	—	206,404	—	—	206,404	—
November 26, 2021	0.490	—	3,600,000	—	—	3,600,000	—
November 26, 2021	0.490	—	4,500,000	—	—	4,500,000	—
November 26, 2021	0.490	—	2,900,000	—	—	2,900,000	—

		7,563,502	11,206,404	(2,000,000)	—	16,769,906	1,913,502

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Russell Howard	Non-Executive Director	2013	November 2024
Pete Meyers	Non-Executive Director	2014	November 2022*
Lucy Turnbull	Non-Executive Director	2022	November 2022
Frederic Triebel	Executive Director	2022	November 2022
Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*

The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every AGM. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Pete Meyers will stand for re-election at the Company’s AGM in 2022. Lucy Turnbull and Frederic Triebel will also stand for re-election at the Company’s AGM in 2022 as any newly appointed director may hold office only until the next AGM following their appointment when they shall be eligible for election.

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

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During fiscal year June 30, 2022, we varied from the Recommendations in the following area:

•

The Board adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations in June 2020; however the board believes that the Company is still not of a size and does not have large enough workforce to warrant the setting of formal gender diversity objectives.

2.

Structure the Board to be effective and add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2022, we varied from the Recommendations in the following area:

•

The Board believes that the Company is not of a size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board considers the necessity to establish a Nomination Committee annually.

3.

Instill a culture of acting lawfully, ethically and responsibly. Companies should act lawfully, ethically and responsibly. Further to implementing the Whistleblower Policy in 2019, the Company adopted a statement of Immutep’s values and Anti-Bribery and Corruption Policy in 2020 to promote ethical and responsible decision-making.

4.	Safeguard the integrity of corporate reports. Companies should have formal and rigorous processes to independently verify and safeguard the integrity of their corporate reporting.

5.

Make timely and balanced disclosure. Companies should make timely and balanced disclosure of all matters concerning it that a reasonable person would expect to have a material effect on the price or value of its securities.

6.

Respect the rights of security holders. Companies should respect the rights of shareholders by providing them with appropriate information and facilities to allow them the effective exercise of those rights.

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

Our Board of Directors has determined that each of Pete Meyers, Lucy Turnbull and Russell Howard qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Russell Howard, Pete Meyers and Lucy Turnbull. The audit committee meets at least two times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Russell Howard, Pete Meyers and Lucy Turnbull are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

Corporate Governance Requirements — Nasdaq Global Market Marketplace Rules.

Our shares in the form of ADRs are quoted on the Nasdaq Global Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S., such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•

Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares—The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present—The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

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

D. Employees

As of June 30, 2022, Immutep had 35 employees, including 25 employed in research and development, 1 in intellectual property management and 9 in general management and administration. Of these 35 employees, 7 were located in Australia, 6 were located in France and 22 were located in Germany. As at the end of fiscal years 2020 and 2021 we had 26 and 28 employees, respectively. The number of employees increased by approximately 25% during fiscal year 2022.

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

The following table sets forth certain information as of June 30, 2022 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 879,089,453 ordinary shares issued and outstanding as of October 18, 2022.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Dr Russell Howard	1,000,000		0.11%
Mr Pete Meyers	2,774,395		0.32%
Mr Marc Voigt	11,247,445	*	1.29%
Mr Marc Voigt	450	**	—
Ms Lucy Turnbull***	3,284,126		0.38%
Ms Deanne Miller	3,267,305		0.37%
Dr Frédéric Triebel	8,653,764		0.99%
Dr Frédéric Triebel	170,610	****	0.02%
All directors and executive officers as a group (6 persons)	30,398,095		3.46%

*	This amount includes 55,750 ordinary shares held indirectly by Mr Marc Voigt via JP Morgan Nominees Australia Limited.
**	Held by Marc Voigt in the form of 45 ADSs listed on the NASDAQ Global Market.
***	This amount includes 302,500 ordinary shares held indirectly Ms Lucy Turnbull via Turnbull & Partners Pty Limited (Nominee account) and Turnbull & Partners Pty Limited (Broker account).
****	Held by Dr Frédéric Triebel in the form of 17,061 ADSs listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the only beneficial owner of 5% or more of our ordinary shares as of October 31, 2022 was Fidelity Limited.

On July 30, 2021, Fidelity Limited (“Fidelity”) became a substantial holder with 6.21% of ownership of our ordinary shares. FIL participated in the Company’s two-tranche placement which was completed on July 30, 2021.

On June 28, 2021, National Nominees Ltd ACF Australian Ethical Investment Limited (AEF) held 5.56% of ordinary shares of the company. On July 30, 2021, AEF’s ownership decreased to 4.89%. We received the “Notice of ceasing to be a substantial Holder” on October 7, 2021.

On September 30, 2022, AEF became a substantial holder again with 5.00% of ownership of our ordinary shares. Due to dilution from the issue of additional shares, in October 2022, AEF’s ownership decreased to 4.98% and consequently it ceased to be substantial holder on October 3, 2022.

The Bank of New York Mellon Corporation (BNYM), as depositary of the ADR program, owned 27.83% of our ordinary shares as at October 14, 2022. BNYM has a relevant interest in 235,234,609 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

As of June 30, 2022, there were 13,153 holders of record of our ordinary shares, of which 8 holders, holding approximately 0.27% of our ordinary shares, had registered addresses in the United States and 2 registered holders of our ADRs. These numbers are not representative of the number of beneficial holders of our shares or ADRs nor are they representative of where such beneficial holders reside, as many of these ordinary shares and ADRs were held of record by brokers or other nominees. The estimated number of beneficial ADR holders is 9,626 based on the last broker search conducted, with the record date of October 18, 2022.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B. Related Party Transactions

During fiscal years 2022, 2021 and 2020, there were no related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2022, 2021 and 2020 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia for each of the three years in the period ended June 30, 2022 is included therein immediately preceding the financial statements.

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

The Company’s ordinary shares trade on the ASX under the symbol “IMM”. The ADSs of the Company trade on the NASDAQ Global Market under the symbol “IMMP”.

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

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

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

On March 15, 2021 we entered into our second Clinical Trial Collaboration and Supply Agreement with Merck Sharp & Dohme B.V (“MSDBV”) and MSD International GmbH (“MSDIG”) (collectively “MSD”) to evaluate the combination of our lead immunotherapy product candidate eftilagimod alpha (“efti”) with MSD’s anti-PD-1 therapy KEYTRUDA® in a Phase IIb clinical trial in 1st line HNSCC patients, called TACTI-003 (Two Active Immunotherapies). The trial will be a 1:1 randomised, controlled clinical study in approximately 160 1st line HNSCC patients. It will evaluate the safety and efficacy of Immutep’s lead product candidate, eftilagimod alpha (efti or IMP321), when given in combination with MSD’s KEYTRUDA® (pembrolizumab), compared to pembrolizumab alone. TACTI-003 will take place in 20+ clinical sites in the United States, Australia and Europe. Under the terms of the agreement, Immutep is the sponsor and is funding the clinical trial from its existing budget whilst MSD will provide pembrolizumab for the duration of the trial. The agreement will run for an indefinite term until final reports of the study have been completed. It includes customary termination and intellectual property provisions for a clinical collaboration agreement. The agreement also includes customary provisions for use of the clinical data to obtain regulatory approval of efti and to promote the drug with a relevant label indication.

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

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), associated legislation and regulations. These limitations are in addition to the more general overarching Takeovers Prohibition of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) under the takeover provisions of Australia’s Corporations Act by any person whether foreign or otherwise.

If an investment is subject to foreign investment approval, it may have compulsory prior notification requirements, being a “notifiable action” or “notifiable national security action” or voluntary prior notification requirements being a “significant action” or “reviewable national security action”. If an investment falls in this voluntary application category, the seeking of approval will extinguish certain future rights the Australian Treasurer has to review and approve the investment. Not applying for approval where the voluntary notification provisions apply will not be a breach of the FATA.

The Australian foreign investment regime applies differently to ‘foreign government investors’ and private foreign persons. Broadly, entities are considered as foreign persons if (i) a foreign holder (together with its associates) holds a direct or indirect interest of 20% or more in the entity or (ii) multiple foreign holders hold an aggregate interest (direct or indirect) of at least 40%. An entity will be a ‘foreign government investor’ if (i) a foreign government or foreign government owned entity, or a number of foreign government owned entities from the same country own a direct or indirect interest of 20% or (ii) or multiple foreign governments or foreign government owned entities from any country own a direct or indirect interest of 40%.

Under the FATA, foreign persons are required to notify and obtain prior approval from the Foreign Investment Review Board for a range of acquisitions of an interest in an Australian entity on a mandatory basis, including:

•	acquisitions of a direct interest (generally 10% or more) by a foreign government investor in an Australian entity, irrespective of value;

•	acquisitions by any foreign person of:

–

a ‘substantial interest’ (generally 20% or more) in an Australian entity valued above the relevant monetary threshold. This is generally A$289 million (indexed annually) or A$1,250 million in case of U.S. investors where the investment is being made directly by a U.S investor, in each case calculated by the higher of the total asset value and the total value of the issued securities of the Australian entity; or

–	a direct interest in a ‘national security business’ or entity that carries on a national security business, or holds ‘national security land’, irrespective of value; and

•

acquisitions of interests in Australian entities operating in sensitive industries (such as media, telecommunications, and encryption and security technologies), land-rich Australian entities or agribusiness Australian entities.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding and pay the relevant application fees. The Australian Treasurer then has 30 days to consider the application and make a decision and a further 10 days to notify the applicant. However, the Australian Treasurer has broad powers to extend this time period, including extending the period by up to a further 90 days by publishing an interim order. Most commonly, the Australian Treasurer will request an applicant agree to an extension to avoid needing to publish the interim order, such agreement is usually in the best interest of the applicant as interim orders are made public and by agreeing to an extension the application process is kept confidential. Otherwise applications are strictly confidential and not released to the public.

The Australian Foreign Investment Review Board, an Australian advisory board to the Australian Treasurer has provided a guideline titled Australia’s Foreign Investment Policy, which provides an outline of the policy. As for the risk associated with seeking approval, the policy provides, among other things, that the Treasurer will reject an application if it is contrary to the national interest.

If an application is made to the Australian Treasurer (whether voluntary or compulsory), the Australian Treasurer may either issue a non-objection notice, a non-objection notice with conditions or a rejection notice.

If the necessary approvals are not obtained, the Treasurer has a range of enforcement powers, including the power to make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Once a foreign person (together with any associate) holds a direct interest or a substantial interest in an entity, any further acquisition of interests, including in the course of trading in the secondary market, would require a new FIRB approval unless an exemption applies.

Once granted, a FIRB approval is valid for a 12 month period, meaning the proposed acquisition which was the subject of an application can occur any time during that 12 month period.

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

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced to the extent the amount has been included in the assessable income of the shareholder. As a result, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal year 2022. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at Level 33, Australia Square, 264 George Street, Sydney New South Wales 2000, Australia.

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

Our cash and cash equivalents consist primarily of cash and money market funds. We invest our excess cash and cash equivalents in interest- bearing accounts and term deposits with banks in Australia. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of Australian interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation.

We conduct our activities predominantly in Australia. However, we are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “Note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2022		June 30, 2021
	USD	EUR	USD	EUR
Cash in bank	11,897,759	42,964,345	14,016,277	14,320,386
Trade and other receivables	15,568	4,094,262	49,880	4,312,691
Trade and other payables	(1,068,539)	(1,717,675)	(690,847)	(663,196)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

See Exhibit 2.4 “Description of Securities” for additional information on the ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2022, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2022, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2022 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2022.

Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, have provided an attestation report on our internal control over financial reporting, which is included herein.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2022 and 2021.

PricewaterhouseCoopers

	Fiscal 2022 A$	Fiscal 2021 A$
Audit fees	561,485	289,202
Other audit-related services in relation to US regulatory filings	—	—

Total remuneration of PricewaterhouseCoopers Australia	561,485	289,202

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Immutep Limited

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Immutep Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Grant income
As described in Notes 1(e)(ii), 3(a) and 4 to the consolidated financial statements, the Company recognized grant income of $4.5 million for the year ended June 30, 2022. Grant income is earned by the Company from governments in Australia and France related to Australian Research and Development Rebates and France’s Credit d’Impôt Recherche and is recognized at fair value when there is reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Management applies judgement in determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.
The principal considerations for our determination that performing procedures relating to grant income is a critical audit matter are the judgments by management when determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to grant income.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the recognition of grant income, including controls over the determination of qualifying expenditure. These procedures also included, among others (i) testing management’s process for determining the amount of grant income to recognize based on the relevant rules and regulations of the governments in each tax jurisdiction; (ii) comparing the nature and classification of the qualifying expenditure categorizations included in the current year to the prior year; (iii) comparing a sample of the qualifying expenditure used to calculate the grant income to the expenditure recorded in the general ledger, and comparing the expenditure to supporting evidence to assess whether it satisfies the qualification criteria; (iv) comparing the supporting calculations of accrued receivables for grant income at year-end
to evidence of previously approved grants and to subsequent collections when applicable; and (v) evaluating the relevant disclosures against the requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board.
/s/ PricewaterhouseCoopers
Sydney, Australia
October
3
1
, 2022
We have served as the Company’s auditor since 2011.
PricewaterhouseCoopers, Sydney, Australia, PCAOB ID # 1379

IMMUTEP LIMITED
CONSOLIDATED BALANCE SHEETS
(in Australian dollars, except number of shares)

		June 30,
	Note	2022 A$	2021 A$
ASSETS
Current Assets
Cash and cash equivalents	7	79,995,129	60,593,191
Current receivables	8	8,373,607	6,124,231
Other current assets	9	2,443,004	1,701,969

Total Current Assets		90,811,740	68,419,391

Non-Current Assets
Plant and equipment	11	37,933	40,891
Intangibles	12	10,554,070	12,847,248
Right of use assets	19	270,147	268,813
Other non-current assets	10	495,660	454,190

Total Non-Current Assets		11,357,810	13,611,142

TOTAL ASSETS		102,169,550	82,030,533

Current Liabilities
Trade and other payables	14	5,752,188	4,781,729
Employee benefits	17	357,029	350,135
Warrant liability	15	131,896	—
Lease liability	19	173,377	208,194

Total Current Liabilities		6,414,490	5,340,058

Non-Current Liabilities
Convertible note liability	16	1,452,950	2,526,870
Warrant liability	15	—	722,966
Employee benefits	18	117,252	88,915
Lease liability	19	107,492	80,113
Deferred tax liability	13	—	—

Total Non-Current Liabilities		1,677,694	3,418,864

TOTAL LIABILITIES		8,092,184	8,758,922

NET ASSETS		94,077,366	73,271,611

EQUITY
Contributed equity	20	367,407,757	313,422,305
Reserves	21	29,004,818	34,491,526
Accumulated losses	21	(302,335,209)	(274,642,220)

Equity attributable to the owners of Immutep Limited		94,077,366	73,271,611

TOTAL EQUITY		94,077,366	73,271,611
The above consolidated balance she
e
t should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

	Note	Years ended June 30,
		2022 A$	2021 A$	2020 A$

Revenue
License revenue		170,369	—	7,486,444
Other income
Research material sales		84,018	312,841	279,805
Grant income		4,459,974	3,549,965	5,973,034
Net gain on foreign exchange		1,228,122	—	346,331
Net gain on fair value movement of warrants	15	591,070	—	2,214,813
Interest income		224,520	105,327	199,541

Total revenue and other income		6,758,073	3,968,133	16,499,968

Expenses
Research & development and intellectual property	5	(31,341,576)	(17,236,780)	(22,472,648)
Corporate administrative expenses	5	(7,210,123)	(6,282,105)	(6,338,652)
Net loss on fair value movement of warrants	15	—	(8,663,013)	—
Net loss on foreign exchange		—	(507,042)	—
Finance costs		(92,430)	(9,825)	(10,457)
Changes in fair value of convertible note liability	16	(324,736)	(1,171,959)	(1,146,406)

Loss before income tax expense		(32,210,792)	(29,902,591)	(13,468,195)
Income tax (expense)/ benefit	6	(34)	(33)	(37)

Loss after income tax expense for the year		(32,210,826)	(29,902,624)	(13,468,232)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(922,327)	(580,408)	99,957

Other comprehensive income/(loss) for the year net of tax		(922,327)	(580,408)	99,957

Total comprehensive loss for the year		(33,133,153)	(30,483,032)	(13,368,275)

Loss for the year is attributable to:
Owners of Immutep Limited		(32,210,826)	(29,902,624)	(13,468,232)

		(32,210,826)	(29,902,624)	(13,468,232)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(33,133,153)	(30,483,032)	(13,368,275)

		(33,133,153)	(30,483,032)	(13,368,275)

		Cents	Cents	Cents
Basic loss per share	31	(3.79)	(5.03)	(3.26)
Diluted loss per share	31	(3.79)	(5.03)	(3.26)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Australian dollars, except number of shares)

	Note	Years Ended June 30,
		2022 A$	2021 A$	2020 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(33,838,950)	(19,514,293)	(26,579,450)
Cash receipts from grant income and government incentives		3,302,200	1,313,997	7,702,775
Cash receipts from license revenue		87,816	—	7,486,444
Cash receipts from research material sales		86,990	322,586	327,876
Interest received		224,656	112,243	229,348
Advance from customers		—	138,312	—
Income Tax paid		(34)	(33)	(37)
Payment for security deposit		—	—	—
Payment for interest on leases		(92,430)	(13,154)	(6,295)

Net cash flows used in operating activities	30	(30,229,752)	(17,640,342)	(10,839,339)

Cash flows related to investing activities
Payments for plant and equipment		(22,914)	(15,601)	(19,348)

Net cash flows used in investing activities	11	(22,914)	(15,601)	(19,348)

Cash flows related to financing activities*
Proceeds from issue of shares	20	52,975,330	43,307,232	22,030,556
Proceeds from issue of warrants		—	—	—
Proceeds from exercising of warrants	15	—	11,266,430	—
Share issue transaction costs	20	(2,427,155)	(2,144,359)	(1,474,934)
Principal elements of lease payments	19	(222,536)	(214,378)	(77,541)
Advance payment from shareholders for SPP		—	465,000	—
Transaction costs of warrant issues		—	—	—

Net cash flows provided by (used in) financing activities		50,325,639	52,679,925	20,478,081

Net increase/(decrease) in cash and cash equivalents		20,072,973	35,023,982	9,619,394
Effect of exchange rate on cash and cash equivalents		(671,035)	(752,838)	134,671
Cash and cash equivalents at the beginning of the year		60,593,191	26,322,047	16,567,982

Cash and cash equivalents at the end of the year	7	79,995,129	60,593,191	26,322,047

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 16 to the financial statements.

•	Fair value movement of warrant liability disclosed in Note 15 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 21 to the financial statements.
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserve A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2019	221,091,591	65,533,954	(262,237,829)	24,387,716
Other comprehensive income for the year, net of tax	—	99,957	—	99,957
Loss after income tax expense for the year	—	—	(13,468,232)	(13,468,232)
Total comprehensive income/(loss) for the year	—	99,957	(13,468,232)	(13,368,275)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	20,555,622	—	—	20,555,622
Employee share based payment	—	1,724,282	—	1,724,282
Exercise of vested performance rights	1,343,294	(1,343,294)	—	—
Balance at June 30, 2020	242,990,507	66,014,899	(275,706,061)	33,299,345

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2020	242,990,507	66,014,899	(275,706,061)	33,299,345
Other comprehensive income for the year, net of tax	—	(580,408)	—	(580,408)
Loss after income tax expense for the year	—	—	(29,902,624)	(29,902,624)

Total comprehensive income/(loss) for the year	—	(580,408)	(29,902,624)	(30,483,032)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	41,172,232	—	—	41,172,232
Conversion of Convertible Notes	12,092,937	(31,073,830)	26,415,084	7,434,191
Exercise of Warrants net of transaction costs	15,595,335	—	4,551,381	20,146,716
Employee share based payment	—	1,702,159	—	1,702,159
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—
Balance at June 30, 2021	313,422,305	34,491,526	(274,642,220)	73,271,611

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2021	313,422,305	34,491,526	(274,642,220)	73,271,611
Other comprehensive income for the year, net of tax		(922,327)	—	(922,327)
Loss after income tax expense for the year	—	—	(32,210,826)	(32,210,826)
Total comprehensive income/(loss) for the year	—	(922,327)	(32,210,826)	(33,133,153)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	51,053,411	—	—	51,053,411
Conversion of Convertible Notes	2,059,791	(5,178,972)	4,517,837	1,398,656
Employee share based payment	—	1,486,841	—	1,486,841
Exercise of vested performance rights	872,250	(872,250)	—	—
Balance at June 30, 2022	367,407,757	29,004,818	(302,335,209)	94,077,366
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
Immutep has a second
in-house
product candidate (IMP761) which is in
pre-clinical
development for the treatment of autoimmune disease, and two clinical programs that are fully licensed to major pharmaceutical partners.
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
Level 33, Australia Square, 264 George Street
Sydney NSW 2000
The financial statements were authorised for issue by the directors on October
31
, 2022. The directors have the power to amend and reissue the financial statements.
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.
Whilst
COVID-19
pandemic has continued to result in significant disruptions to the global economy during the fiscal year ended June 30, 2022, there still remains substantial uncertainty over the ultimate duration and the extent of the pandemic as well as the corresponding economic impacts. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements. For the Group, the ongoing
COVID-19
pandemic has not significantly increased the estimation of uncertainty in the preparation of the consolidated financial statements.
The Group has business continuity procedures in place and is addressing health and safety risks whilst continuing to carry out ongoing clinical trials. The Group’s operations have been maintained with minimal disruption and have undertaken extensive additional measures to ensure the safety and wellbeing of its people, patients, suppliers, and stakeholders.
(a) Basis of preparation
These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Immutep Limited is a for-profit entity for the purpose of preparing the financial statements.
(i) Compliance with IFRS
The consolidated financial statements of the Immutep Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
(ii) New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2022 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(a) Basis of preparation (continued)

AASB 101(IAS 1) Presentation of Financial Statements
The AASB issued a narrow-scope amendment to AASB 101(IAS 1) Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current,
depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendment also clarifies what AASB 101(IAS 1) means when it refers to the ‘settlement’ of a liability.
Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The Amendment should be applied for annual periods beginning on or after January 1, 2022. There is no significant impact on adopting the amendment to AASB 101(IAS 1).
There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting years and on foreseeable future transactions.
(iii) New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2021;

•	AASB 2020-8 Amendments to Australian Accounting Standards – Interest Rate Benchmark Reform Phase 2
This amends AASB 9 Financial Instruments, AASB 139 Financial Instruments: Recognition and Measurement, AASB 7 Financial Instruments: Disclosures, AASB 4 Insurance Contracts and AASB 16 Leases to address issues that arise during the reform of an interest rate benchmark (IBOR), including the replacement of one benchmark with an alternative one. A number of temporary reliefs are provided for hedging relationships that are directly affected by the interest rate benchmark reform. These amendments have no impact on the financial statements as the company does not have any interest rate hedge relationships nor exposures to interest rates that are dependent on IBORs.
The Group also elected to adopt the following standards and amendments early:

•	AASB 2014-10 Amendments to Australian Accounting Standards – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (effective from January 1, 2025)
This amends AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures to address an inconsistency between the requirements of AASB 10 and AASB 128 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. This amendment is not expected to have a significant impact on the financial statements on application.
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
clinical trials and research.
The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-to-use license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.
Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving a specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
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
(ii) Grant income
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
(iii) Research material sales
Revenue from the sale of materials supplied to other researchers in order to conduct further studies on
LAG-3
technologies is recognized at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(e) Revenue recognition (continued)

(iv) Research collaboration income
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
Immutep Limited and its wholly owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Foreign subsidiaries are taxed individually by the respective local jurisdictions. For the purposes of preparation of the financial statements, the tax position of each entity is calculated individually and consolidated as consolidated tax entity.
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (
continued
)
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

F-1
3

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
(m) US warrant liability
The US warrant liabilities which are viewed as debt instruments, are measured at fair value through profit or loss. these warrants exercise price are in a currency other than functional currency of the Company, therefore it does not meet the
“fixed-for-fixed”
condition for recognising as equity component under IAS 32. They are classified as liabilities.
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

•	Computers – 3 years

•	Plant and equipment – 3- 5 years

•	Furniture – 3- 5 years
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
(p) Employee benefits (continued)

(iv)
Share-based
payments
Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 32.
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
assets are recognised on a
straight-line
basis as an expense in profit or loss. During the fiscal year ended June 30, 2022, the expense recognised for short term leases was A$2,376 and the expense recognised for low value leases was A$9,518.
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
(u) Parent entity financial information
The financial information for the parent entity, Immutep Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries, associates, and joint venture entities
As disclosed in note 33,
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
The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2022 and June 30, 2021.
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2022		June 30, 2021
	USD	EUR	USD	EUR
Cash in bank	11,897,759	42,964,345	14,016,277	14,320,386
Trade and other receivables	15,568	4,094,262	49,880	4,312,691
Trade and other payables	(1,068,539)	(1,717,675)	(690,847)	(663,196)
Sensitivity
Based on the financial assets and liabilities held at June 30, 2022, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax
loss for the year would have been $1,084,479 lower/ /$1,084,479 higher (2021 – $1,337,531 lower/$1,337,531 higher).
Based on the financial instruments held at June 30, 2022, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $4,534,092 lower/ /$4,534,092 higher (2021 – $1,796,988 lower/$1,796,988 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity.

NOTE 2. FINANCIAL RISK MANAGEMENT
(continued)
(a) Market risk(continued)

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
The credit quality of cash and cash equivalents and receivables are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2022	June 30, 2021
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	79,995,129	60,127,906
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call and short term deposits which mature within three months from acquisition of $79,995,129 (2021 – $60,127,906) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
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

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	More than 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At June 30, 2022	$	$	$	$	$
Non-Derivatives

Trade and other payables	5,752,188	—	—	5,752,188	5,752,188
Convertible note liability (refer note 16)	—	2,234,510	—	2,234,510	1,452,950
Lease liability	178,510	108,706	—	287,216	280,869

	5,930,698	2,343,216	—	8,273,914	7,486,007

NOTE 2. FINANCIAL RISK MANAGEMENT (
continued
)
c) Liquidity risk (continued)

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	More than 5 years	Total contractual cash flows	Amount (assets) / liabilities
At June 30, 2021	$	$	$	$	$
Non-Derivatives

Trade and other payables	4,781,729	—	—	4,781,729	4,781,729
Convertible note liability (refer note 16)	—	4,469,019	—	4,469,019	2,526,870
Lease liability	215,005	78,455	—	293,460	288,307

	4,996,734	4,547,474	—	9,544,208	7,596,906

(d) Fair value measurements
The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2022 and June 30, 2021 on a recurring basis:

At June 30, 2022	Level 1 $	Level 2 $	Level 3 $	Total $

Liabilities
Convertible note liability	—	—	1,452,950	1,452,950
Warrant liability	—	131,896	—	131,896

Total liabilities	—	131,896	1,452,950	1,584,846

At June 30, 2021	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	2,526,870	2,526,870
Warrant liability	—	722,966	—	722,966

Total liabilities	—	722,966	2,526,870	3,249,836
(i) Valuation techniques used to determine fair values
Level
 1
: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale
securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.
Level
 2
: The fair value of financial instruments that are not traded in an active market (for example over-the-counter
derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level
 3
: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.
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

NOTE 2. FINANCIAL RISK MANAGEMENT
(continued)
(d) Fair value measurements (continued)

(ii) Fair value measurements using value techniques

•	There are no financial instruments as at June 30, 2022 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 15 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 16 for details of fair value measurement.
(iii) Valuation inputs and relationships to fair value
For US warrant valuation inputs under Level 2, please refer to Note 15.
The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair Value at June 30, 2022 $	Unobservable inputs	Range of inputs

Convertible note	1,452,950	Face Value	1,718,854
		Interest Rate of Note	3%
		Risk adjusted Interest rate	15%
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
(a) Grant income
Grant income is based on judgements of management when determining the amount of grant income to recognise based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.
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
(c) Liquidity
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2022, the Group holds cash and cash equivalents of $79,995,129 (2021: $60,593,191).
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
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2022 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note1(g).
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
The consolidated entity has applied accounting estimates in the consolidated financial statements based on forecasts of economic conditions which reflect expectations and assumptions as at June 30, 2022 about future events, including
COVID-19
that management believe are reasonable in the circumstances. While there was not a material impact to our consolidated financial statements as of and for the period ended June 30, 2022, resulting from our assessments, our future assessment of our current expectations at that time of the magnitude and duration of
COVID-19,
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
Given the current phase of operations, management has recognised these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts receivables and payables with external parties
(f)

Fair value estimates of convertible note and warrant liability
Fair value estimation of convertible note and warrant liability is included in the notes 1(l) and (m) and notes 15 and 16 of the financial statements.

NOTE 4. SEGMENT REPORTING
Identification of reportable operating segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information June 30, 2022	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue*	170,369	—	170,369
Other income
Research material sales	84,018	—	84,018
Grant income	4,459,974	—	4,459,974
Net gain on fair value movement of warrants	—	591,070	591,070
Net gain on foreign exchange	—	1,228,122	1,228,122
Interest income	—	224,520	224,520

Total revenue and other income	4,714,361	2,043,712	6,758,073

Segment Result	(33,929,768)	1,718,976	(32,210,792)

Profit/(loss) before income tax expense	(33,929,768)	1,718,976	(32,210,792)
Income tax expense			(34)

Loss after income tax expense			(32,210,826)

Total segment assets	102,169,550	—	102,169,550
Total segment liabilities	8,092,184	—	8,092,184

Operating segment information June 30, 2021	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue*	—	—	—
Other income
Research material sales	312,841	—	312,841
Grant income	3,549,965	—	3,549,965
Net gain on fair value movement of warrants	—	—	—
Net gain on foreign exchange	—	—	—
Interest income	—	105,327	105,327

Total revenue and other income	3,862,806	105,327	3,968,133

Segment Result	(19,665,904)	(10,236,687)	(29,902,591)

Profit/(loss) before income tax expense	(19,665,904)	(10,236,687)	(29,902,591)
Income tax expense			(33)

Loss after income tax expense			(29,902,624)

Total segment assets	82,030,533	—	82,030,533
Total segment liabilities	8,758,922	—	8,758,922

NOTE 4. SEGMENT REPORTING
(continued)

Operating segment information June 30, 2020	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue

License revenue*	7,486,444	—	7,486,444
Other income
Research material sales	279,805	—	279,805
Grant income	5,973,034	—	5,973,034
Net gain on fair value movement of warrants	—	2,214,813	2,214,813
Net gain on foreign exchange	—	346,331	346,331
Interest income	—	199,541	199,541

Total revenue and other income	13,739,283	2,760,685	16,499,968

Segment Result	(15,082,474)	1,614,279	(13,468,195)

Profit/(loss) before income tax expense	(15,082,474)	1,614,279	(13,468,195)
Income tax benefit			(37)

Loss after income tax expense			(13,468,232)

Total segment assets	46,597,252	—	46,597,252
Total segment liabilities	13,297,907	—	13,297,907

*
Licensing revenue relates mainly of GSK milestone payment of GBP 4.0 million (A$7.5 million) received in fiscal year 2020 related to the first patient being dosed in GSK’s Phase II clinical trial evaluating GSK2831781 in ulcerative colitis.

NOTE 5. EXPENSES

	Consolidated
	June 30, 2022	June 30, 2021	June 30, 2020
	$	$	$
Breakdown of expenses by nature

Research and development*	25,337,538	12,020,714	15,572,040
Employee benefits expenses	4,966,304	3,856,038	3,903,194
Amortisation of Intellectual property	1,814,199	1,866,067	1,930,376
Employee share-based payment expenses	1,486,841	1,702,159	1,724,282
Intellectual property management	814,133	759,041	2,386,424
Auditor’s remuneration	561,485	289,202	282,580
Depreciation	249,276	204,049	149,263
Other administrative expenses	3,321,923	2,821,615	2,863,141

Total Research & Development and Corporate & administrative expenses	38,551,699	23,518,885	28,811,300

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.
NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2022	June 30, 2021	June 30, 2020
	A$	A$	A$
Current tax

Current tax on profits for the fiscal year	34	33	37

Total current tax expense	34	33	37

Deferred income tax
Decrease in deferred tax assets	244,144	358,825	567,473
Decrease in deferred tax liabilities	(244,144)	(358,825)	(567,473)

Total deferred tax (benefit)/expense	—	—	—

Income tax expense	34	33	37

	Consolidated
	June 30, 2022	June 30, 2021	June 30, 2020
	A$	A$	A$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(32,210,792)	(29,902,591)	(13,468,195)
Tax at the Australian tax rate of 25% (2021:26% )	(8,052,698)	(7,774,674)	(3,703,754)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	371,710	464,324	443,956
Other non-deductible expenses	1,485,059	1,239,756	436,396
Non-assessable income	(783,318)	(541,122)	(442,580)
Capital listing fee	(368,398)	(259,458)	(192,741)
Adjustment of current tax for prior period	148,303	—	—
Difference in overseas tax rates*	4,118,372	2,132,187	1,817,387

	(3,080,970)	(4,738,987)	(1,641,336)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	3,080,936	4,738,954	1,641,299

Income tax expense**	(34)	(33)	(37)

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for fiscal year 2022 and 2021.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

NOTE 6. INCOME TAX EXPENSE
(continued)

	Consolidated
	June 30, 2022	June 30, 2021	June 30, 2020
	A$	A$	A$
Deferred tax assets for tax losses not recognised comprises:

Carried forward tax losses benefit	206,764,587	195,098,009	176,871,263

Total deferred tax assets for tax losses not recognized	43,688,958	43,593,823	38,171,321

The
above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2022 was $206,764,587 (2021: $195,098,009). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilize the losses.
NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$

Cash on hand	74	285
Cash at bank	79,693,054	51,845,320
Restricted cash	—	465,000
Cash on deposit	302,001	8,282,586

	79,995,129	60,593,191

The
above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0 % to 1.15% in 2022 (0% to 0.4% in 2021).
Restricted cash
As at June
30
,
2021, the cash and cash equivalents disclosed above and in the statement of cash flows include
$465,000 which were advance payment from shareholder for Share Purchase Plan (SPP). These deposits are held by Boardroom Pty Ltd in trust for Immutep Limited, which were transferred to Immutep bank account when SPP was completed in July 2021.The deposit was therefore not available for general use by any entity within the Group.
NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$

GST and VAT receivables	2,088,394	775,400
Receivable for grant income	6,267,855	5,297,521
Accounts receivables	17,358	51,310

	8,373,607	6,124,231

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June
30
,
2022. No receivables were impaired or past due.

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$

Prepayments*	2,377,901	1,663,213
Security deposit	65,060	38,577
Accrued interest	43	179

	2,443,004	1,701,969

Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.
NOTE 10. OTHER NON-CURRENT ASSETS

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$

Prepayments	495,660	454,190

	495,660	454,190

Prepayments are largely in relation to prepaid insurance and deposits paid to organizations involved in the clinical trials.

NOTE 11.
NON-CURRENT
ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2020

Cost or fair value	557,872	85,738	22,258	665,868
Accumulated depreciation	(533,403)	(68,621)	(14,488)	(616,512)

Net book amount	24,469	17,117	7,770	49,356

Fiscal Year ended June 30, 2021
Opening net book amount	24,469	17,117	7,770	49,356
Exchange differences	(737)	(207)	(447)	(1,391)
Additions	552	15,049	—	15,601
Disposals	—	—	—	—
Depreciation charge	(8,363)	(9,799)	(4,513)	(22,675)

Closing net book amount	15,921	22,160	2,810	40,891

Cost or fair value	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

Fiscal Year ended June 30, 2022
Opening net book amount	15,921	22,160	2,810	40,891
Exchange differences	(504)	(458)	(54)	(1,016)
Additions	2,343	14,671	5,900	22,914
Disposals	—	—	—	—
Depreciation charge	(7,703)	(14,112)	(3,041)	(24,856)

Closing net book amount	10,057	22,261	5,615	37,933

At June 30, 2022
Cost or fair value	535,749	108,827	26,350	670,926
Accumulated depreciation	(525,692)	(86,566)	(20,735)	(632,993)

Net book amount	10,057	22,261	5,615	37,933

NOTE 12.
NON-CURRENT
ASSETS – INTANGIBLES

	Patents A$	Intellectual Property Assets A$	Goodwill A$	Total A$
At June 30, 2020

Cost or fair value	1,915,671	25,730,602	109,962	27,756,235
Accumulated amortization	(1,915,671)	(10,645,757)	—	(12,561,428)

Net book amount	—	15,084,845	109,962	15,194,807

Fiscal Year ended June 30, 2021
Opening net book amount	—	15,084,845	109,962	15,194,807
Exchange difference	—	(481,492)	—	(481,492)
Amortization charge	—	(1,866,067)	—	(1,866,067)

Closing net book amount	—	12,737,286	109,962	12,847,248

At June 30, 2021
Cost or fair value	1,915,671	24,880,102	109,962	26,905,735
Accumulated amortization	(1,915,671)	(12,142,816)	—	(14,058,487)

Net book amount	—	12,737,286	109,962	12,847,248

Fiscal Year ended June 30, 2022
Opening net book amount	—	12,737,286	109,962	12,847,248
Exchange difference	—	(478,979)	—	(478,979)
Amortization charge	—	(1,814,199)	—	(1,814,199)

Closing net book amount	—	10,444,108	109,962	10,554,070

At June 30, 2022
Cost or fair value	1,915,671	23,864,364	109,962	25,889,997
Accumulated amortization	(1,915,671)	(13,420,256)	—	(15,335,927)

Net book amount	—	10,444,108	109,962	10,554,070

(i) Amortization methods and useful lives
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13 – 21 years

•	Intellectual property assets – 13 – 14 years
NOTE 13. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2022 $	June 30, 2021 $
Employee benefits	71,205	63,507
Accruals	202,824	125,814
Unrealized exchange loss	342,222	321,363
Unused tax loss	428,171	777,882
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,044,422)	(1,288,566)

Net Deferred tax assets	—	—

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

	Consolidated
	June 30, 2022	June 30, 2021
	$	$
Intangible assets	1,044,411	1,273,729
Unrealized exchange gain	—	14,790
Accrued income	11	47

Total deferred tax liabilities	1,044,422	1,288,566
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,044,422)	(1,288,566)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Deferred Tax Asset	Deferred Tax Liability	Total
Movements	$	$	$
At June 30, 2021	1,288,566	(1,288,566)	—
(Charged)/credited to profit or loss	(244,144)	244,144	—

At June 30, 2022	1,044,422	(1,044,422)	—

NOTE 14. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$
Trade payables	2,866,144	1,824,901
Other payables and accruals	2,886,044	2,956,828

	5,752,188	4,781,729

NOTE 15.
NON-CURRENT
LIABILITIES – US WARRANT LIABILITY

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$
Opening balance	722,966	949,600
Fair value movements	(591,070)	8,663,013
Exercising of warrants*	—	(8,889,647)

Closing Balance **	131,896	722,966

*
During the year, US investors exercised 3,427,211 warrants at an exercise price of US$ 2.49 each. Immutep received US$8.5 million (A$11.3 million) cash payment in total. In total, 206,507 warrants from the warrant issuance in July 2017 remain unexercised at the reporting date. All of the warrants which were issued in December 2018 were exercised during the fiscal year 2021.

**
Balance as at June 30, 2022 is presented as current liability since the US Warrants will expire on January 5, 2023, i.e. within 12 months. Balance as at June 30, 2021 is presented as non-current
liability since it was due to expire after 12 months from balance sheet date of June 30, 2021.

In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on January 5, 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the fiscal year 2021, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remain as at June 30, 2021.
In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs.

NOTE 15.
NON-CURRENT
LIABILITIES – US WARRANT LIABILITY
(continued)

The warrants were issued with an exercise price of US$
2.50
per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of
February 12, 2022
. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In
December 2020
,
2,080,000
of these warrants were exercised at US$
2.49
each, hence
none
of these warrants remain as at June
30
,
2021
.
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
However, under the anti-dilution clause of share purchase agreements, the exercise price was adjusted due to the entitlement offer the Group conducted in August 2019. As a result, the exercise price for the remaining warrants is now US$2.49.
Fair value of warrants
The warrants granted are not traded in an active market and the fair value has thus been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants are included above.
The following assumptions were based on observable market conditions that existed at the issue date and at June 30, 2022:
July 2017 warrants

Assumption	At issue date	At June 30, 2022	Rationale

Historic volatility	58.0%	100.43%	Based on 12-month historical volatility data for the Company
Exercise price	US$2.50	US$2.49*	As per subscription agreement
Share price	US$2.17	US$2.03	Closing share price on valuation date from external market source
Risk-free interest rate	1.93%	2.44%	Based on the US Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$1.0716	US$0.4400
	A$1.3962	A$0.6387	Determined using Black-Scholes models with the inputs above
Fair value	A$2,755,375	A$131,896	Fair value of 1,973,251 warrants as at issue date and fair value of 206,507 warrants at June 30, 2022

*	Exercising price has been adjusted as per anti- dilutio n clause in the share purchase agreement.
NOTE 16.
NON-CURRENT
LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$
Convertible note at fair value at beginning of reporting period	2,526,870	8,789,113
Net change in fair value	324,736	1,171,959
Transfer to contributed equity on conversion of Convertible Notes	(893,379)	(5,094,465)
Transfer to accumulated losses on conversion of Convertible Notes	(505,277)	(2,339,737)

Convertible note at fair value at end of reporting period	1,452,950	2,526,870

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.
During FY2021, 75% of the Convertible Notes have been converted to ordinary shares. These have been done in three issuances of 25% each between March 2021 and June 2021. During FY2022, further 12.5% of the Convertible Notes have been converted to ordinary shares in March 2022. At the reporting date, 12.5% of the original Convertible Note balance remains outstanding. The outstanding notional amount of the Convertible Notes (including the accrual of
3
% p.a interest) as at June
30
,

2022 was $
2,075,151
, which can be converted into
12,206,768
ordinary shares at an exercise price of $
0.17
per share if Ridgeback elects to convert the Convertible Notes into ordinary shares. All Notes have been converted to ordinary shares at $
nil
consideration per the original subscription agreement.

NOTE 16. NON-CURRENT LIABILITIES – CONVERTIBLE NOTE (
continued
)
The
13,750,828
Convertible Notes issued have a face value of $
1.00
per note which are exercisable at a price of approximately $
0.17
per share (adjusted for post share consolidation and anti-dilution clause), mature on August 4, 2025 and accrue interest at a rate of
3
% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into
50
ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.
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
37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on August 4, 2020. None of the other warrants specified above have been exercised since initial recognition up to June 30, 2022.

NOTE 16.
NON-CURRENT
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

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	5,866,277	—
Conversion to ordinary shares	(8,832,858)	(36,252,802)

Balance at June 30, 2022	1,452,950	5,178,972

NOTE 17. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2022 A$	June 30, 2021 A$
Annual leave	357,029	350,135

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
NOTE 18.
NON-CURRENT
LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2022 A$	June 30, 2021 A$
Long service leave	108,140	85,448
Provision for retirement payment	9,112	3,467

	117,252	88,915

NOTE 19. LEASES
The c
o
nso
lida
ted balance sheet shows the following amounts relating to l
eas
es:

	Consolidated June 30, 2022	Consolidated June 30, 2021
Right-of-use Assets	$	$
Buildings	270,147	268,813

	270,147	268,813

	Consolidated June 30, 2022	Consolidated June 30, 2021
Lease Liabilities	$	$
Current	173,377	208,194
Non-current	107,492	80,113
Balance at June 30, 2022	280,869	288,307
The recognised ROU assets are comprised solely of property leases in
Germany and France. Movements during
the
fiscal
years
June 30, 2022 and June 30,

1 are as follows:

ROU asset	A$
Initial value of ROU asset recognised as at July 1, 2019	336,090
Less: lease incentives	(12,215)
Net ROU asset recognised under AASB 16 (IFRS 16) as at July 1, 2019	323,875
Depreciation for the fiscal year ended June 30, 2020	(126,712)
Foreign exchange differences	4,052
Closing balance of ROU asset as at June 30, 2020	201,215
Closing balance of ROU asset as at July 1, 2020	201,215
Lease addition and modification for the fiscal year ended June 30, 2021	254,461
Depreciation for the fiscal year ended June 30, 2021	(181,374)
Foreign exchange differences	(5,489)
Closing balance of ROU asset as at June 30, 2021	268,813
Opening balance of ROU asset as at July 1, 2021	268,813
Lease addition and modification for the fiscal year ended June 30, 2022	306,667
Lease disposals for the financial year ended June 30 , 2022	(74,782)
Depreciation for the fiscal year ended June 30, 2022	(224,406)
Foreign exchange differences	(6,145)
Closing balance of ROU asset as at June 30, 2022	270,147
For the fiscal years June 30, 2022 and June 30, 2021, movement of lease liabilities and aging presentation are as follows:

	Consolidated June 30, 2022	Consolidated June 30, 2021
Lease Liabilities Reconciliation	$	$
Opening Balance	288,307	262,383
Lease additions and modifications	292,126	248,063
Interest charged for the year	10,462	13,382
Disposals	(76,123)	—
Principal paid for the year	(222,536)	(214,378)
Interest expense paid for the year	(9,712)	(13,154)
Foreign exchange adjustments	(1,655)	(7,989)

Closing Balance	280,869	288,307

NOTE 19. LEASES
(continued)

Maturities of Lease Liabilities
The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

Lease Liabilities	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cashflows	Carrying amount
	$	$	$	$		$
2022	178,510	108,706	—	—	287,216	280,869
2021	215,005	78,455	—	—	293,460	288,307
NOTE 20. CONTRIBUTED EQUITY

	Note	Consolidated
		June 30, 2022 A$	June 30, 2021 A$
Fully paid ordinary shares	20(a)	357,745,803	303,760,351
Options over ordinary shares – listed		9,661,954	9,661,954

		367,407,757	313,422,305

In November 2019, the shareholders approved a 10 to 1 share consolidation during the 2019 Annual General Meeting. Refer to notes 15 and 16 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.
(a) Ordinary Shares

	Note	June 30, 2022		June 30, 2021
		No.	A$	No.	A$
At the beginning of reporting period		748,152,935	303,760,351	487,630,938	233,328,553
Shares issued during the year (pre-share consolidation)	20(b)	—	—	—	—
Transaction costs relating to share issues		—	(2,386,919)	—	(2,135,000)
Exercise of performance rights (pre-share consolidation)	20(b)	—	—	—	—
Share consolidation		—	—	—	—
Exercise of performance rights (post share consolidation)	20(b)	3,200,000	872,250	5,487,851	1,571,294
Shares issued during the year (post share consolidation)	20(b)	102,769,866	53,440,330	149,630,586	43,307,232
Conversion of Convertible Notes (shares issued during the period)	20(b)	12,117,014	2,059,791	71,131,450	12,092,937
Exercise of warrants (shares issued during the period)	20(b)	—	—	34,272,110	15,604,694
Transaction costs relating to exercise of warrants		—	—	—	(9,359)

At reporting date		866,239,815	357,745,803	748,152,935	303,760,351

NOTE 20. CONTRIBUTED EQUITY
(continued)

(b) Shares issued

2022 Details	Number	Issue Price A$	Total A$
Shares issued under Securities Purchase Plan	13,799,149	0.52	7,175,557
Share placement July 2022	88,970,717	0.52	46,264,773
Performance rights exercised (transfer from share-based payment reserve)	3,200,000	0.27	872,250
Convertible Notes exercised	12,117,014	0.17	2,059,791

	118,086,880		56,372,371

2021 Details	Number	Issue Price A$	Total A$
Share placement November 2020	123,216,687	0.24	29,572,005
Share placement June 2021	26,413,899	0.52	13,735,227
Performance rights exercised pre share consolidation (transfer from share-based payment reserve) *	5,487,851	0.29	1,571,294
Convertible Notes exercised	71,131,450	0.17	12,092,937
Exercise of warrants	34,272,110	0.46	15,604,694

	260,521,997		72,576,157

*	All number of shares have been adjusted for the 10 to 1 share consolidation.
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
Unlisted Options

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
NOTE 21. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2022	June 30, 2021
	A$	A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	5,178,972	10,357,944
Foreign currency translation reserve	252,005	1,174,332
Share-based payment reserve	4,457,636	3,843,045

	29,004,818	34,491,526

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	10,357,944	41,431,774
Transfer to accumulated losses on conversion of Convertible Notes	(4,012,560)	(24,075,358)
Transfer to contributed equity on conversion of Convertible Notes	(1,166,412)	(6,998,472)

Ending balance	5,178,972	10,357,944

Movement in foreign currency translation reserve were as follows:
Opening balance	1,174,332	1,754,740
Currency translation differences arising during the year	(922,327)	(580,408)

Ending balance	252,005	1,174,332

Movement in share-based payment reserve were as follows:
Opening balance	3,843,045	3,712,180
Option and Performance rights expensed during the year	1,486,841	1,702,159
Exercise of vested performance rights transferred to contributed equity	(872,250)	(1,571,294)

Ending balance	4,457,636	3,843,045

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(274,642,220)	(275,706,061)
Net loss for the year	(32,210,826)	(29,902,624)
Conversion of Convertible Notes*	4,517,837	26,415,084
Exercise of warrants	—	4,551,381

Balance	(302,335,209)	(274,642,220)

*
The conversion of convertible notes to accumulated losses amounted to $4,517,837 (FY2021: $26,415,084). This amount is comprised of: $4,012,560 (FY2021: $24,075,358) related to the fair value feature of the converted convertible notes and $505,277 (FY2021: $2,339,737

) related to the unwinding of the discount (fair value adjustment).

Nature and purpose of reserves
(i) Conversion feature of convertible note reserve
This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2 (IFRS 2).
(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive loss as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
(iii)
Share-based
payments reserve
The share-based payments reserve is used to recognize the grant date fair value of options and performance rights issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 32.

NOTE 22. DIVIDENDS

There were no dividends paid or declared during the current or previous fiscal year.
NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2022 A$	June 30, 2021 A$	June 30, 2020 A$
Short-term employee benefits	1,341,126	1,399,536	1,204,840
Long-term employee benefits	13,091	9,059	6,367
Post-employment benefits	47,611	157,001	31,558
Share-based payments	1,110,757	1,278,490	1,307,509

	2,512,585	2,844,086	2,550,274

(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
There were no options provided as remuneration during the fiscal years June 30, 2022, June 30, 2021 and June 30, 2020.
(ii) Shareholding
The numbers of shares in the company held during the year by each director of and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation. On November 5, 2019, there was a 10 to 1 share consolidation. The number of shares in the fiscal years 2022, 2021 and 2020 tables below are prepared on post share consolidation basis.

June 30, 2022	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year #		Balance at end of the fiscal year
Ordinary shares
Dr Russell Howard	750,000	250,000	—	—		1,000,000
Mr Pete Meyers	1,774,395	500,000	—	—		2,274,395
Mr Marc Voigt	8,847,445	—	—	—		8,847,445
Mr Grant Chamberlain	1,728,023	450,000	—	(2,178,023	)*	—
Ms Lucy Turnbull	—	—	—	3,284,126	**	3,284,126
Ms Deanne Miller	2,963,892	600,000	—	(796,587)		2,767,305
Dr Frédéric Triebel	6,853,764	900,000	—	—		7,753,764

Total ordinary shares	22,917,519	2,700,000	—	309,516		25,927,035

ADSs			—
Mr Marc Voigt	45	—	—	—		45
Total ADSs	45					45

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position
**
This change during the year represents Ms Lucy Turnbull’s shareholding before she became director on February 25, 2022. The shareholding includes
2,981,626
shares held directly and
302,500
shares held indirectly.

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)
(b) Equity instrument disclosures relating to key management personnel(continued)

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

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings
There were no options holdings held and no movements during the fiscal years 2022, 2021 and 2020.
(iv) Performance rights holdings
The number of performance rights over ordinary shares in the parent entity held during the year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below. On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights in the fisc
a
l years 2022, 2021 and 2020 tables below are prepared on post share consolidation basis.

June 30, 2022	Balance at start of the fiscal year	Granted	Exercised	Other Changes		Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance Rights over ordinary shares
Dr. Russell Howard	250,000	339,621	(250,000)	—		339,621	—	339,621
Mr. Pete Meyers	1,500,000	—	(500,000)	—		1,000,000	—	1,000,000
Mr. Marc Voigt	2,400,000	3,600,000	—	—		6,000,000	1,200,000	4,800,000
Mr Grant Chamberlain	1,350,000	—	(450,000)	(900,000	)*	—	—	—
Ms. Deanne Miller	1,200,000	1,800,000	(600,000)	—		2,400,000	—	2,400,000
Dr. Frédéric Triebel	1,800,000	2,700,000	(900,000)	—		3,600,000	—	3,600,000

	8,500,000	8,439,621	(2,700,000)	(900,000)		13,339,621	1,200,000	12,139,621

*	The change during the year represents derecognition due to the cessation of the director’s position.

June 30, 2021	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	500,000	—	(250,000)	—	250,000	—	250,000
Mr. Pete Meyers	1,773,637	—	(273,637)	—	1,500,000	—	1,500,000
Mr. Marc Voigt	3,600,000	—	(1,200,000)	—	2,400,000	—	2,400,000
Mr Grant Chamberlain	426,654	1,350,000	(426,654)	—	1,350,000	—	1,350,000
Ms. Deanne Miller	1,800,000	—	(600,000)	—	1,200,000	—	1,200,000
Dr. Frédéric Triebel	2,700,000	—	(900,000)	—	1,800,000	—	1,800,000

	10,800,291	1,350,000	(3,650,291)	—	8,500,000	—	8,500,000

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

June 30, 2020	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Rights over ordinary shares
Dr. Russell Howard	750,000	—	(250,000)	—	500,000	—	500,000
Mr. Pete Meyers	547,274	1,500,000	(273,637)	—	1,773,637	—	1,773,637
Mr. Marc Voigt	1,666,667	3,600,000	(1,666,667)	—	3,600,000	—	3,600,000
Mr Grant Chamberlain	853,307	—	(426,653)	—	426,654	—	426,654
Ms. Deanne Miller	833,334	1,800,000	(833,334)	—	1,800,000	—	1,800,000
Dr. Frédéric Triebel	1,166,667	2,700,000	(1,166,667)	—	2,700,000	—	2,700,000

	5,817,249	9,600,000	(4,616,958)	—	10,800,291	—	10,800,291

NOTE 24. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related
audit firms

		Consolidated
	June 30, 2022 A$	June 30, 2021 A$	June 30, 2020 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	561,485	289,202	282,580

Other audit and assurance services in relation to regulatory filings overseas	—	—	—

Total remuneration of PricewaterhouseCoopers Australia	561,485	289,202	282,580

NOTE 25. CONTINGENT LIABILITIES
There were no material contingent liabilities in existence at June 30, 2022 and June 30, 2021.
NOTE 26. COMMITMENTS FOR EXPENDITURE
There were no material commitments for expenditure in existence at June 30, 2022 and June 30, 2021.
NOTE 27. RELATED PARTY TRANSACTIONS
Parent entity
Immutep Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 28.
Key management personnel
Disclosures relating to key management personnel are set out in note 23.

NOTE 27. RELATED PARTY TRANSACTIONS
(continued)

Transactions with related parties
There is no transaction occurred with related parties for fiscal year ended June 30, 2022 and fiscal year ended June 30, 2021.
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
NOTE 28. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2022%	June 30, 2021%
Immutep U.S., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00
NOTE 29. EVENTS OCCURRING AFTER THE REPORTING DATE
No other matter or circumstance has arisen since June 30, 2022, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

NOTE 30. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2022 A$	June 30, 2021 A$	June 30, 2020 A$
Loss after income tax expense for the year	(32,210,826)	(29,902,624)	(13,468,232)
Adjustments for:
Depreciation and amortization	2,063,462	2,070,116	2,079,639
Share based payments	1,486,841	1,702,159	1,724,282
Changes in fair value of US investor warrants	(591,070)	8,663,013	(2,214,813)
US warrants transaction costs	—	—	—
Unrealized gain on exchange through the profit and loss	258,296	646,630	(200,784)
Net change in fair value of convertible note liability	324,736	1,171,959	1,146,406
Change in operating assets and liabilities:
Decrease/(Increase) in current receivables	(2,249,376)	(2,830,539)	1,900,434
Decrease/(Increase) in other operating assets	(782,505)	(620,024)	243,581
Increase/(Decrease) in trade and other payables	1,435,459	1,382,362	(2,126,001)
Increase in employee benefits	35,231	76,606	76,149

Net cash used in operating activities	(30,229,752)	(17,640,342)	(10,839,339)

NOTE 31. EARNINGS PER SHARE

		Consolidated
	June 30, 2022 A$	June 30, 2021 A$	June 30, 2020 A$
Loss after income tax attributable to the owners of Immutep Limited	(32,210,826)	(29,902,624)	(13,468,232)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	848,968,068	594,927,440	412,855,961

Weighted average number of ordinary shares used in calculating diluted earnings per share	848,968,068	594,927,440	412,855,961

	Cents	Cents	Cents
Basic earnings per share	(3.79)	(5.03)	(3.26)
Diluted earnings per share	(3.79)	(5.03)	(3.26)
Information concerning other notes and options issued:
The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2022 A$	June 30, 2021 A$	June 30, 2020 A$
Unlisted options	847,600	847,600	38,174,063
Convertible notes	12,206,768	23,806,883	90,109,406
Performance rights	16,769,906	7,563,502	11,837,560
Non-executive director rights	1,339,621	3,100,000	2,700,291
US warrants*	2,065,070	2,065,070	36,337,180

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up.
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
As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.62 years.

NOTE 32. SHARE-BASED PAYMENTS
(continued)

(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive
directors:
Fiscal year ended June 30, 2022

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
October 3, 2019	0.260	3,000,000	—	(1,500,000)	—	1,500,000	—
November 1, 2019	0.280	2,400,000	—	—	—	2,400,000	1,200,000
January 2, 2020	0.260	1,900,000	—	(500,000)	—	1,400,000	450,000
October 2, 2020	0.235	263,502	—	—	—	263,502	263,502
October 1, 2021	0.550	—	206,404	—	—	206,404	—
November 26, 2021	0.490	—	3,600,000	—	—	3,600,000	—
November 26, 2021	0.490	—	4,500,000	—	—	4,500,000	—
November 26, 2021	0.490	—	2,900,000	—	—	2,900,000	—

Total		7,563,502	11,206,404	(2,000,000)	—	16,769,906	1,913,502

The weighted average share price on the exercising date during the financial year 2022 is $0.535.
Fiscal year ended June 30, 2021

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 28, 2017	0.230	500,000	—	(500,000)	—	—	—
October 2, 2018	0.470	387,560	—	(387,560)	—	—	—
October 3, 2019	0.260	4,500,000	—	(1,500,000)	—	3,000,000	—
November 1, 2019	0.280	3,600,000	—	(1,200,000)	—	2,400,000	—
January 2, 2020	0.260	2,850,000	—	(950,000)	—	1,900,000	—
October 2, 2020	0.235	—	263,502	—	—	263,502	—

Total		11,837,560	263,502	(4,537,560)	—	7,563,502	—

The weighted average share price on the exercising date during the fiscal year 2021 is $0.235.
Fiscal year ended June 30, 2020

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 17, 2017	0.240	1,666,667	—	(1,666,667)	—	—	—
November 28, 2017	0.230	500,000	—	—	—	500,000	—
November 29, 2017	0.230	2,000,001	—	(2,000,001)	—	—	—
October 2, 2018	0.470	775,118	—	(387,558)	—	387,560	—
October 3, 2019	0.260	—	4,500,000	—	—	4,500,000	—
November 1, 2019	0.280	—	3,600,000	—	—	3,600,000	—
January 2, 2020	0.260	—	2,850,000	—	—	2,850,000	—

Total		4,941,786	10,950,000	(4,054,226)	—	11,837,560	—

The weighted average share price on the exercising date during the fiscal year 2020 is $0.258 adjusted for November 2019 share consolidation.
On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2020 movement table have therefore been adjusted retrospectively for the share consolidation. The number of performance rights and fair value in fiscal years 2019 and 2018 movement table are prepared on pre share consolidation basis.

NOTE 32. SHARE-BASED PAYMENTS
(continued)

a) Executive Incentive Plan (EIP)
(continued)

The weighted average share price on the exercising date during the fiscal year 2019 is $0.031 before adjustment for November 2019 share consolidation.
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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2022 included:

Grant date	June 30 2022*	November 26 2021*
Share price at grant date	$0.290	$0.490
Expected price volatility of the Company’s shares	75%	105%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.28%	1.39%

*
Tranches 2 and 3 of performance rights granted during the year ended June 30, 2022 have not met the definition of grant date under AASB 2 - Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at June 30, 2022. The value will be re-assessed
at each reporting date until grant date has been identified.

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
Set out below are summaries of options granted under the EIP:
There are no outstanding options under EIP at the beginning of the fiscal year 2022, 2021 and 2020. No option was granted during the fiscal years ended June 30, 2022, 2021 and 2020.
Fair value of options granted
No options were granted during the fiscal years ended June 30, 2022, June 30, 2021 and June 30, 2020.
(b) Performance rights issued to
non-executive
directors with shareholders’ approval
At the 2021 annual general meeting, shareholders approved the issue of 339,621 performance rights to
Dr
Russell Howard in lieu of cash for his services as a
non-executive
director and
non-executive
Chairman. When exercisable, each performance right is convertible into one ordinary share. All the performance rights issued to non-executive
directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 2.43 years.

NOTE 32. SHARE-BASED PAYMENTS
(continued)
(b) Performance rights issued to
non-executive
directors with shareholders’ approval (continued)

2022 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number		Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 16, 2018	Director rights	0.390	250,000	—	(250,000)	—		—	—
November 1, 2019	Director rights	0.280	1,500,000	—	(500,000)	—		1,000,000	—
October 27, 2020	Director rights	0.255	1,350,000	—	(450,000)	(900,000	)*	—	—
December 1, 2021	Director rights	0.490	—	339,621	—	—		339,621	—

Total			3,100,000	339,621	(1,200,000)	(900,000)		1,339,621	—

*	The change during the year represents derecognition due to the cessation of the director.
The weighted average share price on the exercising date during the financial year 2022 is $0.523.

2021 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 25, 2016	Director rights	0.380	273,637	—	(273,637)	—	—	—
November 17, 2017	Director rights	0.210	426,654	—	(426,654)	—	—	—
November 16, 2018	Director rights	0.390	500,000	—	(250,000)	—	250,000	—
November 1, 2019	Director rights	0.280	1,500,000	—	—	—	1,500,000	—
October 27, 2020	Director rights	0.255	—	1,350,000	—	—	1,350,000	—

Total			2,700,291	1,350,000	(950,291)	—	3,100,000	—

The weighted average share price on the exercising date during the fiscal year 2021 is $0.276.

2020 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 25, 2016	Director rights	0.380	547,274	—	(273,637)	—	273,637	—
November 17, 2017	Director rights	0.210	853,307	—	(426,653)	—	426,654	—
November 16, 2018	Director rights	0.390	750,000	—	(250,000)	—	500,000	—
November 1, 2019	Director rights	0.280	—	1,500,000	—	—	1,500,000	—

Total			2,150,581	1,500,000	(950,290)	—	2,700,291	—

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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2022 included:

Grant date	June 30, 2022*	November 26, 2021*
Share price at grant date	$0.290	$0.490
Expected price volatility of the Company’s shares	75%	105%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.28%	1.39%

*
Tranches 2 and 3 of performance rights granted during the year ended June 30, 2022 have not met the definition of grant date under AASB 2 - Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at June 30, 2022. The value will be re-assessed
at each reporting date until grant date has been identified.

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
(c) Options issued to other parties
During the fiscal year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.1 years.
Set out below is a summary of the options granted to both parties:

2022 Grant date	Expiry date	Exercise price	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Forfeited during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
July 31, 2015	August 5, 2020	0.235	—	—	—	—	—	—
July 31, 2015	August 5, 2025	0.248	847,600	—	—	—	847,600	—
October 30, 2015	October 30, 2020	0.568	—	—	—	—	—	—
March 7, 2016	March 7, 2021	0.398	—	—	—	—	—	—

Total			847,600	—	—	—	847,600	—

Fair value of options granted
No options granted during the fiscal year ended June 30, 2022 (2021 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

NOTE 32. SHARE-BASED PAYMENTS
(continued)

(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2022 A$	June 30, 2021 A$
Employee share-based payment expense	1,486,841	1,702,159

	1,486,841	1,702,159

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

NOTE 33. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive income

	Parent
	June 30, 2022 A$	June 30, 2021 A$	June 30, 2020 A$
Loss after income tax	(30,284,020)	(29,227,163)	(13,482,664)

Total comprehensive loss	(30,284,020)	(29,227,163)	(13,482,664)

Statement of financial position

	Parent
	June 30, 2022 A$	June 30, 2021 A$
Total current assets	55,353,360	51,560,979
Total non current assets	42,570,439	25,908,877

Total assets	97,923,799	77,469,856

Total current liabilities	1,296,679	1,309,609
Total non current liabilities	2,654,636	4,314,029

Total liabilities	3,951,315	5,623,638

Equity
— Contributed equity	367,407,757	313,422,305
— Reserves	28,752,813	34,845,815
— Accumulated losses	(302,188,086)	(276,421,902)

Total equity	93,972,484	71,846,218

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.
Guarantees of financial support
There are no guarantees entered into by the parent entity.
Contingent liabilities of the parent entity
Refer to note 25 for details in relation to contingent liabilities as at June 30, 2022 and June 30, 2021.
Capital commitments – Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2022 and June 30, 2021.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Immutep	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4#	Description of securities (American Depositary Shares)

4.1	Immutep Executive Incentive Plan	20-F	001-35428	4.1	2019-09-23

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated December 13, 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	09/23/19

4.14†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International GmbH and MSD International Business GmbH	20-F	001-35428	4.14	10/25/21

8.1	List of Significant Subsidiaries of Immutep Limited	20-F	001-35428	8.1	10/25/21

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
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

Date: October 31, 2022