Form 20-F
period 2023-06-30
IMMUTEP Ltd
filed 2023-10-24
CIK 1506184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
June 30, 2023
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
Marc Voigt, Chief Executive Officer
Level 33
, Australia Square, 264 George Street, Sydney 2000
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
The number of ordinary shares outstanding as of June 30, 2023 was 1,187,306,209.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required
a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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
report
, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). ☐ Yes ☒ No

i

ii

INTRODUCTION

Immutep Limited (ABN 90 009 237 889) was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with respect to our ordinary shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on April 12, 2012. Our American Depositary Shares, or ADSs, each of which represents 10 of our ordinary shares, are listed on the NASDAQ Global Market, or NASDAQ, under the symbol “IMMP”. The Bank of New York Mellon acts as our depositary and registers and delivers our ADSs. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Immutep” and the “Company” mean Immutep Limited and its subsidiaries, unless otherwise indicated.

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

We remind investors that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, our achievements or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events, or circumstances, or otherwise after the date hereof. Please see the Risk Factors section that appears in “Item 3. Key Information – D. Risk Factors.”

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2023, and 2022, we had net losses of A$39.9 million and A$32.2 million, respectively.

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

We expect to continue to incur losses from operations for the foreseeable future and expect the costs of drug development to increase in the future as more patients are recruited to our clinical trials. In particular, we expect to continue to incur significant losses in carrying out clinical trials of IMP321 and ongoing research and preclinical development in terms of immunotherapy product candidates, such as IMP761. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales, and marketing of therapeutic products such as IMP321 and IMP761, we may experience larger than expected future losses and may never become profitable.

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

We have four LAG-3 product candidates. The most advanced of the four is IMP321 (INN: eftilagimod alpha). IMP321 is a recombinant protein typically used in conjunction with other therapies (e.g., chemotherapy or other immunotherapy) to amplify a patient’s immune response. The development and manufacturing of IMP321 is being conducted in conjunction with our licensee EOC Pharma in China. We entered into two clinical trial collaboration and supply agreements with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, IMP321 with MSD’s anti-PD-1 therapy pembrolizumab in phase II clinical trials. We also entered into a clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany, and Pfizer for a Phase I clinical trial that evaluated the clinical benefits of combining our immune stimulator, IMP321, with avelumab, a PD-L1 blocking antibody.

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

There can be no assurance that our or our partners’ ability to develop any product candidate will be successful, or that our ability to obtain the necessary regulatory approvals with respect to any of the foregoing will be successful. As a result, the prolonged inability to generate revenue may adversely impact our business operations.

The increase in expenses may adversely impact our business if our sources of funding and revenue are insufficient.

We anticipate that as the costs related to the clinical trials for IMP321 will increase, we will require additional funds to achieve our long-term goals of commercialization and further development of IMP321 and other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financing and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including research and development activities, thereby harming our business, financial condition, and results of operations.

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

We have historically devoted most of our financial resources to research and development, including pre-clinical and clinical development and manufacturing activities. To date, we have financed a significant amount of our operations through public and private financing. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financing or strategic collaborations. The amount of such future net losses, as well as the possibility of future profitability, will also depend on our success in developing and commercializing products that generate significant revenue. Our failure to become and remain profitable would depress the value of our ordinary shares or ADSs and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings, or even continue our operations.

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical, or other studies for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect, and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

•	add an internal sales force; and

•	experience any delays or encounter issues with any of the above.

Until our product candidates become commercially available, we will need to obtain additional funding in connection with the further development of our product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for shareholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock and ADSs to fall.

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

We may find it difficult to enroll patients in our clinical trials, and patients who do enroll could discontinue their participation, which could delay or prevent completion of clinical trials for our product candidates or make those trials more expensive to undertake.

Identifying and qualifying patients to participate in current and any future clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends, among other things, on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry. Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit, or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

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

Identifying strategic acquisitions is part of our business plan. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, any of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

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

IMP321 and our other product candidates are undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product candidate in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product candidate or any other candidate. Even if we receive regulatory approval for IMP321 or any other product candidate, our profitability will depend on our ability to generate revenues from their sale or the licensing of our technology.

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

Biological product candidates like IMP731, IMP701, IMP761 or IMP321 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. An inability to demonstrate comparability between batches produced before and after any such above mentioned change could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

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

Any partnerships or alliances we have or may have in the future may be terminated for reasons beyond our control or we may not be able to negotiate future alliances on acceptable terms, if at all. These arrangements may result in us receiving less revenue than if we sold our products directly, may place the development, sales and marketing of our products outside of our control, may require us to relinquish important rights or may otherwise be on unfavorable terms. Collaborative arrangements or strategic alliances will also subject us to a number of risks, including the risk that:

•	we may not be able to control the amount and timing of resources that our strategic partner/collaborators may devote to the product candidates;

•	strategic partner/collaborators may experience financial difficulties;

•

the failure to successfully collaborate with third parties may delay, prevent or otherwise impair the development or commercialization of our product candidates or the generation of revenue from commercialization;

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

There can be no assurance that our supply of research and development, preclinical and clinical development biologics and other materials will not be limited, interrupted or restricted in certain geographic regions, be of satisfactory quality or continue to be available at acceptable prices. Replacement of a third-party manufacturer could require significant effort, considerable time, cost and expertise because there may be a limited number of qualified replacements.

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

We expect to continue to rely on third-party manufacturers for preclinical and clinical grade product candidates and if we receive regulatory approval for commercial supply of any product candidate. To the extent that we have existing or enter into future manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

•	an inability to conduct necessary preclinical studies to progress our product candidates to clinical trials;

•	an inability to initiate or continue any future clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory approvals, for product candidates;

•	loss of the cooperation of a collaborator;

•	subjecting our product candidates to additional inspections by regulatory authorities;

•	regulatory requirements to cease distribution or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize a product candidate, an inability to meet commercial demands for our products.

We and our collaborators may disagree over our right to receive payments under our collaboration agreements, potentially resulting in costly litigation and loss of reputation.

Our ability to receive payments under our collaboration agreements depends on our ability to clearly delineate our rights under those agreements. We have out-licensed portions of our intellectual property to our collaborators with the intent that our collaborators will develop product candidates. However, a collaborator may use our intellectual property without our permission, dispute our ownership of intellectual property rights, or argue that our intellectual property does not cover, or add value to, any product candidates they develop. If a dispute arises, it may result in costly patent office procedures and litigation, and our collaborator may refuse to pay us while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator and may also harm our reputation in the industry. Even if we are entitled to payments from our collaborators, we may not actually receive these payments, or we may experience difficulties in collecting the payments to which we believe we are entitled. After our collaborators launch commercial products containing our licensed intellectual property, we will need to rely on the good faith of our collaborators to report to us the sales they earn from these products and to accurately calculate the payments we are entitled to, a process that will involve complicated and difficult calculations. Although we seek to address these concerns in our collaboration agreements by reserving our right to audit financial records, such provisions may not be effective.

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

Successful commercialization of our product candidates will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health insurers and other organizations. Our product candidates may not be considered cost-effective, and reimbursement may not be available to consumers or may not be sufficient to allow our products to be marketed on a competitive basis. Third-party payers are increasingly challenging the price of medical products and treatment. If third party coverage is not available for our products the market acceptance of these products will be reduced. Cost-control initiatives could decrease the price we might establish for products, which could result in product revenues being lower than anticipated. If the price for our product candidates decreases or if government and other third-party payers do not provide adequate coverage and reimbursement levels our potential revenue and prospects for profitability will suffer.

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

Notwithstanding our control procedures, we may face product liability exposure related to the testing of our product candidates in human clinical trials. If any of our products are approved for sale, we may face exposure to claims by an even greater number of people than were involved in the clinical trials once marketing, distribution and sales of our products begin. Regardless of merit or eventual outcome, liability claims may result in:

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

The outbreak of war, a pandemic or macroeconomic factors, could adversely impact our business, including our non-clinical studies and clinical trials.

Public health crises such as pandemics or similar outbreaks might adversely impact our business. In 2020, a novel strain of coronavirus, COVID-19, spread throughout the world.

As a result of a similar pandemic, the outbreak of war or macroeconomic factors, we could experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

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

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting a virus, being forced to quarantine, or not wanting to attend hospital visits;

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

In addition, the trading prices for our American Depositary Shares, or ADSs, and for the securities of other biotech companies have been highly volatile as a result of the COVID-19 pandemic, the outbreak of war in Ukraine and macroeconomic factors, such as inflation. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The extent to which these factors may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the emergence of new strains of the disease, the duration of the outbreak, travel restrictions and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in countries, business closures or business disruptions and the effectiveness of actions taken in countries to contain and treat the disease.

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

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue them in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

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

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to prevent such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the EU, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

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

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedurals, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

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

Even if eventually resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause our equity value on listed markets to precipitously decline, and remain depressed for a prolonged period, on anticipation by the market that we will not be able to sell our product or that we will incur significant financial penalties based on an unfavorable legal ruling. Such depression of our equity value could have significant effects on our ability to raise additional capital, license our products or remain in business.

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

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

In addition, the America Invents Act, or AIA, which was signed into law on September 16, 2011, significantly changed the U.S. patent system. In addition to transitioning from a “first-to-invent” to “first-to-file” system, the AIA introduced new definitions of prior art and provides opportunities for third parties to challenge issued patents in the USPTO via post-grant review or inter partes review. All of our U.S. patents, even those issued before the introduction of the AIA, may be challenged by a third party seeking to institute inter partes review.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could continue to change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent law has increased in recent years. For example, a new unitary patent system came into effect on June 1, 2023, which significantly impacts European patents, including those granted before the introduction of the new system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of these changes.

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

Some countries in Europe and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are, or any of our licensees is, forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position or commercial advantage may be impaired, and our business and results of operations may be adversely affected.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.225 and US$1.47, respectively, to a high of A$0.71 and US$5.00, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	unforeseen safety issues or adverse side effects resulting from the clinical trials or the commercial use of our product candidates;

•	regulatory actions in respect of any of our products or the products of any of our competitors;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions, including market conditions in the pharmaceutical and biotechnology sectors;

•	increases in our costs or decreases in our revenues due to unfavorable movements in foreign currency exchange rates;

•	developments or litigation concerning patents, licenses and other intellectual property rights;

•	litigation or public concern about the safety of our potential products;

•	changes in recommendations or earnings estimates by securities analysts;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts;

•	rumors relating to us or our competitors;

•	additions or departures of key personnel;

•	changes in third-party reimbursement policies; and

•	developments concerning current or future strategic alliances or acquisitions.

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

Accelerated filers that are not “emerging growth companies” (as defined by the SEC rules), are subject to the auditor attestation requirement for internal control over financial reporting. While the U.S. Securities and Exchange Commission has acknowledged the significant cost of the auditor attestation requirement for small companies and provides an exemption from the accelerated filer definition for “smaller reporting companies” with less than $100.0 million in revenue, the SEC rules state that “foreign private issuers” that present their financial statements in accordance with IFRS as issued by the IASB, such as the Company, are excluded from the definition of a “smaller reporting company”. Accordingly, currently, the only way for the Company to avoid being classified as an accelerated filer and avoid the auditor attestation requirement would be for the Company to report on U.S. domestic forms as a “smaller reporting company”, have less than $100 million in revenue, and present its financial statements in accordance with U.S. generally accepted accounting principles. Such alternative, however, is not currently prudent for us given the significant cost (including preparing financial statements in accordance U.S. generally accepted accounting principles as well as IFRS), administrative burden on our limited number of personnel and our obligations under ASX Listing Rules and the Australian Corporations Act.

As a result, the Company is subject to new significant compliance costs since fiscal year ended June 30, 2022 (which the SEC estimated to be US$210,000 per annum in 2019 in SEC Release No. 34-88365). If such costs are excessively high in future years, we could seek to delist from NASDAQ, deregister our securities under the Securities Exchange Act so the Company would no longer be subject to such compliance burden and retain a listing solely on ASX. As the SEC acknowledged in its release providing the exemption from the accelerated filer definition for “smaller reporting companies” with less than $100 million in revenues, the savings for a small company could be put to more productive use such as developing the company.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect market trading in our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2023, our American Depository Shares traded on the NASDAQ from low of US$1.47 to a high of US$3.90 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

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

Holders of our ADSs who are U.S. residents could face income tax risks if we are a passive foreign investment company, or PFIC, which could result in a reduction in the after-tax return to a “U.S. Holder” of our ADSs and reduce the value of our ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produced or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.

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

As a publicly traded company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly and increases demand on our systems and resources. The Exchange Act requires, among other things, that we file certain reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting and that our independent auditor provides us with an attestation report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet the applicable requirements of Section 404 of the Sarbanes-Oxley Act, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal controls over financial reporting and disclosure controls and procedures annually. In particular, beginning with fiscal year ended on June 30, 2013, we have performed system and process evaluation and testing of our internal controls over financial reporting to allow our management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.

If either we are unable to conclude that we have effective internal controls over financial reporting, or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on NASDAQ.

The listing of our securities on stock exchanges in different countries may adversely impact their liquidity.

Our ordinary shares are listed and traded on the ASX, NASDAQ and on Over The Counter markets within Germany. Price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the three markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in our share prices on either exchange or the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other markets without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Further, if we are unable to continue to meet the regulatory requirements for listing on the ASX and NASDAQ, we may lose our listing on any of these exchanges, which could impair the liquidity of our shares.

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

The deposit agreement with the depositary generally requires the depositary to convert foreign currency it receives in respect of deposited securities into U.S. dollars and distribute the U.S. dollars to ADS holders, provided the depositary can do so on a reasonable basis. If it does not convert foreign currency, the depositary may distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive any distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available.

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

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. We conduct clinical trials in many different countries, and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal year 2023, there was a foreign exchange gain of A$0.6 million as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

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

We and our subsidiaries are located in a number of jurisdictions and therefore have exposure to different legal and taxation requirements in multiple jurisdictions, which requirements are subject to change. Immutep Limited is incorporated in, and a tax resident of, Australia. It has a number of intercompany arrangements with its subsidiaries (resident outside Australia for tax purposes), including, for example, funding and employee sourcing arrangements. In Australia there are complex and material requirements on transfer pricing of intercompany loan arrangements with overseas entities. The multiple jurisdictional structure of the Company and its subsidiaries can expose the Group to substantial compliance and taxation liabilities. While we believe we are compliant with these tax laws, there is a risk that we and our subsidiaries could be subject to tax audits (with the resulting compliance costs) or exposed to fines or penalties.

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

Our registered office is located at Level 33, Australia Square, 264 George Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 2 8315 7003. Our address on the Internet is www.immutep.com. Our agent for service of process in the United States is Immutep U.S., Inc. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B. Business Overview

Background

Immutep is a late-stage biotechnology company developing novel LAG-3 related immunotherapies for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3). Our diversified product portfolio harnesses LAG-3’s unique ability to modulate the body’s immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders.

Our lead clinical candidate is Eftilagimod Alpha (“Efti” or “IMP321”) for the treatment of different types of cancers. Efti is a soluble LAG-3Ig fusion protein that is a first-in-class antigen-presenting cell (APC) agonist designed to capitalize on LAG-3’s unique ability to drive the adaptive and innate immune systems against cancer. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules that further boost the immune system’s ability to fight cancer. Efti’s favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy.

As part of the Company’s late-stage clinical development strategy for Efti, Immutep is preparing to commence TACTI-004 which is a registrational Phase III trial in combination with an anti-PD-1 therapy in 1st line non-small cell lung cancer (NSCLC). In addition, the Company is conducting a Phase IIb trial of Efti in combination with an anti-PD-1 therapy in 1st line head and neck squamous cell carcinoma (HNSCC) called TACTI-003 (NCT04811027). The Company is also conducting an integrated Phase II/III trial evaluating Efti in combination with standard-of-care paclitaxel for the treatment of metastatic breast cancer (MBC), called AIPAC-003 (NCT05747794).

Efti is also being evaluated as part of a combination therapy with an immune checkpoint inhibitor in 1st and 2nd line non-small cell lung carcinoma as well as 2nd line head and neck squamous cell carcinoma in the ongoing Phase II clinical trial, called TACTI-002 (NCT03625323) and in two separate investigator-initiated trials: the first is a Phase I trial platform in a variety of solid tumors called INSIGHT (NCT03252938) and the second, a Phase II trial evaluating Efti in combination with radiotherapy and pembrolizumab in soft tissue sarcoma, called EFTISARC-NEO.

Efti has completed a Phase IIb clinical trial as a chemo-immunotherapy combination for metastatic breast cancer termed AIPAC (NCT02614833), and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (NCT02676869).

Two LAG-3 product candidates (IMP701 and IMP731) including antibodies for immune response modulation in autoimmunity and cancer are licensed to and being developed by Immutep’s pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

The following graphic depicts Immutep’s pipeline:

Operations Summary

Immutep has administrative offices in Sydney, Australia, Leipzig, Germany and in Berlin, Germany. We also have a laboratory located close to Paris, France for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: efti (IMP321), IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of efti, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2023, we employed 41 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

Efti (IMP321) Clinical Development Program

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

In November 2018, Immutep presented new interim data from the TACTI-mel trial which were reconfirmed with more mature data in March 2019. Its reported efficacy data from Part A was encouraging and supportive of previously disclosed response rates. The first efficacy data from Part B of the trial was also reported in November 2018, where the combination treatment is administered to patients from the beginning of cycle 1, day 1 of pembrolizumab treatment. In October 2019, Immutep reported final efficacy data from the TACTI-mel trial. Deep and durable responses were observed with 56% and 66% of patients showing tumor shrinkage in Parts A and B, respectively.

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

In September 2019, Part A was expanded to include a further 19 patients because a predefined number of patient responses to the combination treatment was observed. In November 2019 first data from Part A was reported from the trial which showed an overall response rate (ORR) of 41%. In January 2020, Part C (2nd line HNSCC) of the trial was expanded to include a further 19 patients because of a predefined number of patient responses to the treatment. In February 2020, Immutep presented encouraging data from Parts A and C of the trial. In April 2020, Immutep reported more mature data showing an improved response rate of 53% for Part A and a response rate of 33% for Part C (consistent with earlier data). In June 2020, Immutep announced more mature data showing a response rate of 53% for Part A (consistent with earlier data) and an improved response rate of 39% for Part C. In June 2020, Immutep reported that Part A of the trial had been fully recruited with a total of 36 patients. In August 2020, Immutep announced that recruitment of Stage 1 of Part B of the trial (2nd line NSCLC) was complete. In September 2020, TACTI-002 data presented at a major scientific conference, ESMO, showed three patients had had a complete response, or complete disappearance of all lesions when treated with the combination of efti and pembrolizumab. This includes complete responses from two patients with 2nd line head and neck squamous cell carcinoma (HNSCC) and from one with 1st line non-small cell lung cancer (NSCLC). In addition, patients with 1st line NSCLC had a median progression-free survival (PFS) of 11.8 months and those patients who responded, had durable responses. In November 2020, Immutep announced the presentation of further encouraging interim data from TACTI-002 at Society for Immunotherapy of Cancer (SITC), including when compared to historical studies with checkpoint inhibitor monotherapy in comparable patient groups.

In June 2021, Immutep also announced the presentation of further interim data from TACTI-002 at the ASCO 2021 Annual Meeting. The interim data from Part A (1st line NSCLC) of the TACTI-002 trial presented showed sustained and durable responses in 15 patients; ORR was 41.7% on an intention-to-treat basis and 48.4% in evaluable patients, as assessed by blinded independent committee read. Two out of the 36 patients (5.6%) had a Complete Response (complete disappearance of tumor lesions) and 23/36 (63.9%) of patients had a target lesion decrease (this includes the 2 with Complete Reponses). Data presented for Part C (2nd line HNSCC) showed 11 patients with responses giving an ORR of 29.7% on an intention-to-treat basis and 35.5% in evaluable patients and durable responses with 5 patients (13.5%) having a Complete Response.

In November 2021, Immutep also reported more mature data in 2nd line HNSCC from TACTI-002 at the SITC Annual Meeting 2021. The data continued to be encouraging with an ORR of 29.7% (11/37) on an intention-to-treat basis and 35.5% (11/31) in evaluable patients, as assessed by local investigator read. The ORR in patients in the PD-L1 ≥1 and PD-L1 ≥20 subgroups was 40.7% and 64.3%, respectively. Additionally, Immutep announced that it had completed recruitment of patients across all cohorts of TACTI-002 including the expansion stage of Part A, and it announced that a total of 185 patients were participating across Parts A, B, and C of the clinical study.

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

In October 2022, Immutep announced the United States Food and Drug Administration (FDA) had granted Fast Track designation to eftilagimod alpha (“efti” or “IMP321”) in combination with pembrolizumab for the 1st line treatment of Stage IIIB/IV NSCLC patients expressing PD-L1 Tumor Proportion Score ≥1%, not amenable to EGFR/ALK based therapy. The designation was based on the encouraging TACTI-002/KEYNOTE-798 Phase II clinical data in 1st line NSCLC for PD-L1 all-comers.

In November 2022, Immutep reported compelling interim clinical data from the 1st line NSCLC patients (Part A) via a late-breaking abstract oral presentation at the SITC Annual Meeting, where Immutep’s abstract was one of only nine abstracts selected out of more than 1,500 submissions to be showcased at the Conference Press Briefing. The results showed an Overall Response Rate (ORR) of 40.4% in the all-comer PD-L1 trial, meeting the primary endpoint of the 1st line NSCLC part of the trial. Encouragingly, the ORR improved across all PD-L1 subgroups by central assessment compared with data Immutep reported previously at ASCO 2022 (June 2022). Additionally, a strong interim median Duration of Response (DoR) of 21.6 months was reported in the all-comer PD-L1 population as well as promising interim median Progression Free Survival (PFS) with overall PFS of 6.6 months and 9.3 months PFS in 1st line NSCLC patients with PD-L1 TPS ≥1%.

In March 2023, Immutep reported positive final safety and efficacy data from patients with 2nd line NSCLC (Part B) refractory to anti-PD-(L)1 therapies in a Mini Oral presentation at ESMO’s ELCC. The Company reported final results, achieving a median OS of 9.9 months and a 39% OS rate at 21 months, which compare favorably to typical 6-9 months median overall survival (“mOS”) and a 10-15% OS rate for standard-of-care chemotherapy. 83% of patients studied for Tumor Growth Kinetics showed deceleration of tumor growth or shrinkage of their tumors, whereas their tumors had been observed as increasing (prior to efti and pembrolizumab) when they were receiving PD-(L)1 monotherapy or in combination with chemotherapy. In the all-comer PD-L1 patient population (all PD-L1 expression groups), the trial also reported an ORR of 8.3%, a Disease Control Rate (DCR) of 33.3% and 6-month PFS rate of 25%. For patients with high PD-L1 expression, an ORR of 33.3%, 6-month PFS of 50% was reported and encouragingly, mOS was not yet reached (meaning the response is still ongoing). Efti plus pembrolizumab was well tolerated in this difficult-to-treat patient population without any new safety signals and there was no treatment discontinuation due to adverse reactions.

In May 2023, Immutep reported meaningful long-term survival in Part A. An initial median Overall Survival (mOS) of 25.0 months was achieved in 1st line NSCLC patients with PD-L1 TPS ≥1%, which is a key area of focus for future clinical development with FDA Fast Track designation granted for efti and pembrolizumab in this patient population. Encouragingly, the initial mOS of 25.0 months for this chemo-free combination exceeded the reported rates for patients with the same PD-L1 TPS of ≥1% from registration trials of anti-PD-1 monotherapy (16.4-month mOS) and combinations of anti-PD-1 with chemotherapy (15.8 to 23.3-month mOS) or with anti-CTLA-4 (17.1-month mOS). Based on the robust initial results, the trial’s Data Monitoring Committee recommended extending OS follow-up data collection to show mature 3-year and potentially 5-year rates.

In June 2023, positive final data was reported from the 2nd line HNSCC patients (Part C) in the TACTI-002 trial, via a poster presentation at the ASCO 2023 Annual Meeting. Deep and durable responses were seen from efti plus pembrolizumab regardless of patients’ PD-L1 expression levels (measured by Combined Positive Score or CPS). Encouragingly, median Duration of Response had not been reached (the response was still ongoing) despite a long median follow up of 39 months, providing continued evidence of the durable responses efti helps drive. Notably, one long-lasting Complete Response (CR) occurred in a patient with negative PD-L1 expression, who would not typically be expected to respond to PD-L1 monotherapy. An encouraging ORR of 29.7% and CR rate of 13.5% were also reported, with responses seen across all PD-L1 subgroups. Within PD-L1 subgroups, a promising ORR of 38.5% and 60%, mOS of 12.6 and 15.5 months, and 12-month Overall Survival (OS) rate of 52.0% and 66.7%, were seen in patients with a PD-L1 CPS of ≥1 and a PD-L1 CPS ≥20, respectively. The results from the chemo-free combination of efti plus pembrolizumab in patients with a PD-L1 CPS ≥1 compare favourably to reported results from a registrational trial of anti-PD-1 monotherapy in the same patient population, which showed a 17.3% ORR, mOS of 8.7 months, 12-month OS rate of 40%, a CR rate of 2%, and mDoR of 18.4 months.

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

In November 2021, Immutep shared the trial design for TACTI-003 via a poster presentation at the SITC Annual Meeting 2021. Patients will be enrolled into two cohorts. Cohort A (approximately 130 patients) will evaluate the safety and efficacy of efti in combination with MSD’s KEYTRUDA® (pembrolizumab), compared to pembrolizumab alone in 1st line metastatic or recurrent HNSCC patients with PD-L1 positive tumors (CPS ≥1). Cohort B (up to 24 patients) is an experimental arm which will determine the efficacy and safety of efti plus pembrolizumab in patients with PD-L1 negative tumors (CPS < 1).

In April 2022, the Phase IIb TACTI-003 trial design was also presented in a Trial-in-Progress Poster Presentation at the ASCO 2022 Annual Meeting. Later that month, it was disclosed that 21 patients out of approximately 154 had been enrolled into the trial and 21 sites out of 30 sites had been activated. In September 2022, Immutep disclosed 47/154 patients (approximately 30%) had been recruited into the ongoing randomised Phase IIb TACTI-003 trial in 1st line HNSCC, and that recruitment is accelerating as further sites were activated.

In October 2022, the Independent Data Monitoring Committee (IDMC) for the trial reviewed the initial safety data and recommended the trial continue with no modifications.

In November 2022, the Company presented a Trial in Progress poster on the TACTI-003 study at the SITC Annual Meeting. Recruitment into the trial continued throughout the fiscal year and is nearing completion, with approximately 91% of the planned 154 patients enrolled as at the end of June 2023.

TACTI-004

Immutep is preparing to commence TACTI-004, its Phase III trial of efti in combination with an anti-PD-1 therapy in 1st line NSCLC.

In May 2023, Immutep received positive feedback from the FDA confirming its support for the planned trial. Among the items discussed with the FDA were the toxicological package and general aspects of the trial design, including statistics and potential patient population with a focus on 1st line NSCLC patients with a PD-L1 Tumor Proportion Score (TPS) of ≥1%.

In October 2022, the FDA granted Fast Track designation for efti in combination with pembrolizumab in 1st line NSCLC in patients with a PD-L1 TPS of ≥1%. The Fast Track designation was based on the encouraging Phase II clinical data from Immutep’s ongoing TACTI-002 trial. This is the second Fast Track designation issued by the FDA for efti (the first is for 1st line HNSCC) and offers the potential for expedited development and review.

EFTISARC-NEO

In September 2022, Immutep announced it would support the evaluation of Efti in a new cancer setting, soft tissue sarcoma, aligning with its strategy to expand the application of Efti into a broader range of cancer indications in a capital efficient manner. The trial is an investigator-initiated open-label Phase II trial evaluating efti in combination with radiotherapy and pembrolizumab in up to 40 soft tissue sarcoma patients in the neoadjuvant (prior to surgery) setting. It is the first time efti will be studied in neoadjuvant, non-metastatic cancer setting. The Maria Skłodowska-Curie National Research Institute of Oncology will primarily fund the study with a grant from the Polish government of €1.5M (approximately A$2.2M), with Immutep providing Efti at no cost.

In April 2023, EFTISARC-NEO was commenced by the Maria Skłodowska-Curie National Research Institute of Oncology in Poland.

In July 2023, the first patient was enrolled and safely dosed.

INSIGHT-004

In July 2017, Immutep announced its collaboration partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt Germany (“IKF”), had received the regulatory and ethical approvals for the clinical trial investigating efti in new settings, called “INSIGHT”. The investigator-initiated INSIGHT clinical trial was designed to explore different routes of administration of efti in solid tumors.

In September 2018, the investigator-initiated “INSIGHT” clinical trial was amended through a collaboration with Merck KGaA, Darmstadt, Germany and Pfizer, Inc. IKF was the sponsor of the amended Phase I clinical trial (called INSIGHT-004) conducted under the existing protocol of the ongoing INSIGHT clinical study. The new collaborative study tested the safety and efficacy of subcutaneous injections of efti combined with avelumab, a human anti-PD-L1 antibody that is a stimulator of the immune system to detect and fight tumor cells, in 12 patients with advanced solid tumors. Prof. Dr. Salah-Eddin Al-Batran, the lead investigator of INSIGHT and member of Immutep’s clinical advisory board, was also the lead investigator of INSIGHT-004.

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

In June 2021, Immutep reported positive final results from INSIGHT-004 at the ASCO 2021 Annual Meeting showing promising activity signals from efti in combination with avelumab in a variety of solid cancers, primarily gastrointestinal. Overall, 41.7% (6/12) of patients responded to the therapy and 50% (6/12) showed disease control. Importantly, efti continued to be well tolerated. These encouraging results are supportive of further clinical evaluation of this new combination, efti plus anti-PD-L1 therapy.

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

In August 2021, Immutep announced that the first patient had been enrolled and safely dosed in INSIGHT-003. This patient with metastatic non-small cell lung carcinoma received pembrolizumab plus doublet chemotherapy (carboplatin and pemetrexed) combined with Immutep’s lead product candidate eftilagimod alpha (efti or IMP321). In December 2021, Immutep announced the first five patients had been treated in the INSIGHT-003 study. No additional safety signals had been observed in the study of this triple combination therapy consisting of efti, an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy.

In November 2022, Immutep reported initial clinical data from the INSIGHT-003 at the SITC 2022 conference which prompted the trial to be expanded to a total of 50 patients. The initial clinical data showed the approach is well-tolerated and provides promising early signals of therapeutic activity with an Objective Response Rate (ORR) of 72.7% (8/11) and a Disease Control Rate (DCR) of 90.9% (10/11).

In February 2023, Immutep reached its patient enrolment target of 20 patients for the trial. Patient recruitment for the expanded trial is ongoing.

In May 2023, Immutep reported new encouraging clinical data showing the therapy is well tolerated and promising initial efficacy signals were observed. This included a 67% ORR and 91% DCR, despite 81% of patients having low or negative PD-L1 expression.

INSIGHT-005

Aligned with Immutep’s clinical development strategy, Immutep expanded the evaluation of efti into another new cancer indication through the INSIGHT-005 Phase I trial. INSIGHT-005 is an open-label trial evaluating the safety and efficacy of efti in combination with BAVENCIO® (avelumab) in up to 30 patients with metastatic urothelial carcinoma.

In November 2022, Immutep signed a new Clinical Trial Collaboration and Supply Agreement with Merck KGaA and Pfizer to conduct the INSIGHT-005 trial. It is the second agreement entered into by Immutep with Merck KGaA and Pfizer and builds on the encouraging clinical data reported from the completed INSIGHT-004 study in multiple solid tumor indications from efti and avelumab (BAVENCIO®). Under the Agreement, Immutep and Merck KGaA will jointly fund the study.

In May 2023, INSIGHT-005 received regulatory approval to commence from the Paul-Ehrlich-Institute, German Federal Institute for Vaccines and Biomedicines.

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

In December 2016, Immutep announced interim data, with respect to tests of efti plus paclitaxel chemotherapy, with all 15 patients in the safety run-in phase confirming previous trial results as well as the safety, pharmacokinetics and pharmacodynamics of efti at two dosage levels. In January 2017, we commenced the enlarged randomized phase of our AIPAC Phase IIb clinical trial for efti in breast cancer. The randomized phase entailed half of the 227 patients receiving paclitaxel plus a placebo and half receiving paclitaxel in conjunction with efti.

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

In December 2020, Immutep announced the presentation of first Overall Survival data from AIPAC at the San Antonio Breast Cancer Symposium 2020. The data showed a statistically significant survival benefit in certain pre-defined patient sub-groups. Immutep also announced that EOC Pharma would commence a Phase II clinical trial evaluating IMP321 in combination with chemotherapy in metastatic breast cancer in China. Also, in December 2020, Immutep announced plans to commence upscaling of manufacturing of IMP321 to 2000L scale in preparation for late-stage clinical development and subsequent commercialization.

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

AIPAC-003

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel for the treatment of metastatic HER2-neg/low HR+ breast cancer and triple-negative breast cancer, which together account for approximately 78% of breast cancer cases. The Phase II portion of the study will take place at clinical sites across Europe and the United States. The trial includes an open-label lead-in of up to 12 patients dosed at 90mg efti, which will be followed by a randomised (1:1) portion of the Phase II study consisting of up to 58 evaluable patients who will receive 30mg efti or 90mg efti to determine the optimal biological dose in combination with paclitaxel. Depending on the Phase II results, potential regulatory actions and resources, the Phase III portion of the trial will then follow, providing a risk-balanced approach for Immutep.

The Phase III study will be a randomised, double-blinded, placebo-controlled trial that will evaluate Overall Survival as its primary objective and may include a specific patient population based on AIPAC and the Phase II portion of AIPAC-003. The Phase III portion of AIPAC-003 is subject to available resources, data and regulatory interactions.

The integrated design of AIPAC-003 which incorporates feedback from the FDA and the European Medicines Agency (EMA), was initiated in March 2023 following regulatory approval in the United States and Institutional Review Board (IRB) approval in Spain. By May 2023, Immutep had enrolled and safely dosed the first patient in the trial and recruitment has continued into the open-label lead-in portion with multiple clinical sites now active.

Based on the encouraging efficacy, favorable safety and learnings from the completed randomized AIPAC Phase IIb trial (which administered efti and chemotherapy on different days and ceased chemotherapy at six months), patients in AIPAC-003 will receive efti and paclitaxel on the same day and this combination treatment can continue until disease progression. The Company also agreed with the FDA to expand the patient population beyond HER2–/HR+ metastatic breast cancer to include triple-negative breast cancer (TNBC), an aggressive form of breast cancer with limited treatment options.

Additional Efti Manufacturing and Development Collaborations

In November 2016, Immutep announced the signing of a non-binding MOU and strategic development and manufacturing partnership with WuXi Biologics. Under the partnership, WuXi Biologics will be the exclusive clinical and commercial manufacturer for efti for Immutep worldwide (excluding: China, Macau, Taiwan and Hong Kong where rights are retained by EOC, Immutep’s development partner in China).

During 2019, Immutep commenced a collaboration project with Cardiff University to advance the discovery and development of a new generation of small molecule anti-LAG-3 therapies. The ultimate aim of the project is to make an oral treatment available to cancer patients and at a lower cost compared with the current anti-LAG-3 antibodies being developed by several companies. In addition, in October 2020, Immutep entered into a license and collaboration agreement with Laboratory Corporation of America Holdings (LabCorp). The agreement is unrelated to any of Immutep’s own development programs and will support the development of immuno-oncology products or services by LabCorp.

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

Immutep has global rights to efti ex-China. Under a licensing agreement between Immutep S.A.S and EOC Pharma, EOC Pharma has the exclusive development right of the efti product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm originally held these rights but transferred the right to develop efti to its affiliate, EOC Pharma. Eddingpharm paid for the past manufacture of efti GMP grade material needed for the conduct of clinical trials of efti. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register efti in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if efti achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development of efti is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1.0 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of IMP321 in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. In March 2020, Immutep announced that EOC Pharma had completed recruitment of its Phase I study. In April 2020, Immutep announced that it had discussed the results of its Phase IIb AIPAC study with EOC Pharma and that EOC Pharma had confirmed its plans to continue advancing efti in metastatic breast cancer in China. EOC Pharma announced in mid-2021 that they would commence a Phase II clinical trial in metastatic breast cancer in China.

In December 2022, Immutep successfully scaled-up the manufacturing process for efti with the completion of its first 2,000L manufacturing run by the Company’s manufacturing partner, WuXi Biologics. With multiple late-stage trials in progress, achieving large-scale manufacturing capability is an important step towards potential commercial production of efti.

In September 2023, Immutep received the regulatory authorization of efti manufactured at commercial 2,000L scale for use in clinical trials across multiple European countries including Germany, Belgium, Denmark, and the United Kingdom. Immutep will introduce efti manufactured by the 2,000L scale process into current and future clinical trials.

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

Encouraging positive results from the preclinical studies of IMP761, were reported by Immutep in March 2019. Consistent with earlier in vitro studies conducted by Immutep on the immunosuppressive activity of IMP761, in vivo studies in a non-human primate animal model showed that IMP761decreases inflammatory T cell infiltration induced by intra-dermal injection of an antigen. This demonstrates that IMP761 may have potential to address the root cause of autoimmune diseases by specifically silencing the autoimmune memory T cells accumulating at the disease site.

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

In December 2022, Immutep established a GMP-compliant 200L manufacturing process for IMP761. The manufacturing process was developed by the Company’s manufacturing partner, Northway Biotech and will provide supply of IMP761 for Investigational New Drug (IND)-enabling studies and clinical trials.

In May 2023, Immutep appointed a clinical research organization to conduct its GLP toxicology studies evaluating the safety and toxicity of IMP761. The Company currently anticipates clinical trials will begin in the first half of 2024.

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

IMP731 Clinical Development

A third key product candidate of Immutep is IMP731, a depleting antibody that removes T cells involved in autoimmunity. The product candidate was acquired through our acquisition of Immutep S.A.S (formerly known as Immutep S.A.) in December 2014. Immutep S.A.S obtained the exclusive intellectual property rights of IMP731 from the Institute national de la santé et de la recherche médicale (INSERM Transfert) under a commercial co-ownership and exploitation agreement dated July 2010. In return, Immutep S.A.S has the obligation to make customary milestone payments when the product achieves market authorization, plus additional minor royalty payments on sales.

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

The Company’s exclusive license with GSK for GSK2831781 remained in place throughout fiscal year 2023, while the pharma company determines its options for this program.

IMP701 Clinical Development

The fourth key product candidate of Immutep is IMP701, an antagonist (blocking) antibody targeting the LAG-3 molecule with potential application in the treatment of cancer. It is designed to block the negative signal in cytotoxic T cells, which may stop T cells from responding to the cancer. The product candidate was acquired through our acquisition of Immutep S.A.S in December 2014.

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

Novartis continued to evaluate ieramilimab in multiple cancer indications during fiscal year 2023 and retains the candidate in its development portfolio.

EOC Pharma

In 2013, Immutep SAS out licensed the exclusive development and commercialisation rights of efti (designated EOC202) in China, Hong Kong, Macau and Taiwan to EOC Pharma. Immutep retains these rights in all other territories.

In March 2020, EOC Pharma completed patient recruitment for the EOC202A1101 phase I study in metastatic breast cancer (MBC) being conducted in China. In December 2020, Immutep announced that EOC Pharma will commence a Phase II clinical trial evaluating IMP321 in combination with chemotherapy in metastatic breast cancer in China.

During fiscal year 2023, EOC is continuing to progress their plans for the development of efti in China.

Labcorp

In October 2020, Immutep entered into a License and Collaboration Agreement with Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) to support the development of immuno-oncology products or services.

Throughout the fiscal year 2023, Immutep has continued to support LabCorp with its development of LAG-3 products and services, applying its in-depth LAG-3 expertise and knowledge. Immutep received initial fees from LabCorp and may be eligible to receive further revenues from commercial milestones as the collaboration progresses under its 2020 License and Collaboration Agreement with LabCorp. The collaboration is unrelated to any of Immutep’s own in-house pharmaceutical development programs in cancer or autoimmune disease.

Intellectual Property

As of June 30, 2023, Immutep owns or co-owns 13 patent families relating to our development candidates efti, IMP761, IMP701 and IMP731.

On the December 9, 2002, Ares Trading SA (a fully owned subsidiary of Serono, now Merck Serono) and Immutep S.A. entered into an exclusive License Agreement for the development of the LAG-3 technology. The license covers use of background patents and know-how necessary for the development of certain LAG-3 products. Confidential milestones and royalties are payable to Serono while the patent or know-how license is in force. As the license is exclusive it provides a greater level of protection to the development of LAG-3 products. The license is sub-licensable and has been sublicensed in agreements with GSK, Co-Stim, Eddingpharm and Cytlimic. Improvements to the technology and new developments in intellectual property covered by the license are the property of Immutep S.A. The last of the licensed patents expired on July 23, 2018, and so the license continues as only a know-how license.

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

As of June 30, 2023, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, China and Japan.

In fiscal year 2023, Immutep has continued to build its patent portfolio with the addition of 13 new patents.

Immutep was granted ten patents for efti in the fiscal year, spanning key geographies.

In particular, a new patent was granted by the US Patent Office protecting Immutep’s intellectual property for treating cancer by administering efti and a PD-1 pathway inhibitor, specifically including BMS-936559, durvalumab, atezolizumab or avelumab. This is the third US patent granted from this family. Similar patents from this family were also granted in India, Japan and Russia during the fiscal year.

The US Patent Office also granted a patent drawn to methods of treating cancer with a combination of efti and chemotherapy, where efti is administered in a dose of more than 6 mg. This is the third US patent granted from this family.

In addition, the Japanese Patent Office granted a divisional patent protecting Immutep’s intellectual property relating to combination preparations comprising efti and a chemotherapy agent which is oxaliplatin, carboplatin, or topotecan. A similar patent was also granted by the South Korean Patent Office. These patents follow the grant of the Japanese parent patent and corresponding patents in the US, Europe, China and Australia, as announced in 2019 through 2021.

Patents were granted in three territories in relation to a potency assay for release testing of efti which is used in Immutep’s commercial-scale (2,000L) manufacturing process. Patents were granted by the Australian and Japan Patent Offices in 2023, and the South Korean Patent Office in 2022.

The US Patent Office and Japanese Patent Office each granted a new patent protecting IMP761. These two new patents follow the grant of a similar European patent announced in October 2020.

Immutep was also awarded a new patent by the Chinese Patent Office protecting IMP731 in the territory of mainland China. The patent is co-owned by Immutep and the French Institute of Health and Medical Research (INSERM).

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2023) and title.

Patent Family	Title	Status	Expires
550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending US and Europe Granted US, Canada, Europe, China and Japan (x2)	2028

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe, Hong Kong and US Granted Australia, China, Macau, Europe (x4), Japan (x2) and US (x3)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in China, Europe, Korea, US and Hong Kong Granted in Australia, China, Europe, Hong Kong, Korea, Japan (x2) and US	2034

661 (Immutep S.A.S.)	Treatment of Cancer	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2041

662 (Immutep S.A.S.)	Treatment of Cancer	PCT application filed	2043

670 (Immutep S.A.S.)	Combination of IMP321 and a checkpoint inhibitor	Pending in Europe, Russia, US, Canada, Australia, New Zealand, China, Macau, Hong Kong, Korea, Japan, Brazil and Israel Granted in Australia, China, Europe (x2), Hong Kong (x2), India, Japan, Russia, US (x3) and Mexico (x2)	2036

671 (Immutep SAS)	Triple combination therapy	PCT application filed	2042

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	National phase in 50 territories Granted Australia, China, US (x2), Europe, Eurasia, Japan (x2), India, Iraq, Malaysia, Lebanon, Algeria and Colombia	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US Granted in Europe	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines and Singapore Granted in Europe, US, Japan, Russia, South Africa and Nigeria	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	Pending in Europe and US	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, Russia, US, Canada, Mexico, New Zealand, China, Hong Kong, India, Brazil and Israel Granted in Australia, China, Japan and Korea	2037

810 (Immutep S.A.S.)	Assays	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2040

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

Our lead product candidate, eftilagimod alpha (IMP321 or efti), is being developed as a cancer therapeutic. Efti’s MOA stimulates and augments the human body’s natural immune response to fight cancer tumors, and it is a member of a class of drugs known as “antigen presenting cell (APC) activators.” Efti’s unique MOA leads to the activation of APCs, such as monocytes and dendritic cells, which results in increased T cell levels.

Potential competition arises from compounds with a comparable mode of cation (MoA) like other APC activators, other immune-oncology assets or generally any development in the targeted indications.

Other types of APC activators include toll like receptor (TLR) agonists, stimulator of interferon genes (STING) agonists, CD40 agonists, or oncolytic viral therapies.

We are aware of other companies that are developing cancer therapeutics in the same specific indications we are currently targeting and may target in the future. Some of these competitors are developing APC product candidates, other immune-modulating therapeutics (e.g., anti-TIGIT) that promote an immunological response against cancer and therapies targeting patients who have received prior anti-PD-1/PD-L1 therapies.

Efti is being developed in different indications. Currently the three main indications are non-small-cell-lung cancer (NSCLC), metastatic breast cancer (MBC) and squamous head and neck cancer (HNSCC).

In non-EGFR/ALK/ROS targetable metastatic non-small cell lung cancer, where efti is tested, platinum-based chemotherapies were mostly replaced as 1st line therapy by anti-PD-(L)1 monotherapies or anti-PD-(L)1 + chemotherapy combination treatments in recent years. Current developments comprise other targeted therapies (e.g., KRAS), improved chemotherapy (e.g. ADCs) and other immune-oncology assets (e.g. anti-TIGIT).

Current treatments for not HER2 high metastatic breast cancer, include predominantly parp inhibitors, CDK4/6 inhibitors, and endocrine based therapies. Only thereafter different types of chemotherapy are usually applied. Efti is tested as an adjacent therapy to chemotherapy (e.g., paclitaxel). So called ADCs are being developed for patients with HER low expression and may replace chemotherapy here for a subset of patients after exhaustion of endocrine based therapy.

Efti is also being investigated in patients with recurrent/metastatic head and neck squamous cell carcinomas (R/M HNSCC). Current treatments for recurrent HNSCC include combination therapy with cetuximab, cisplatin, and 5-fluoruracil (5-FU). More recently, immunotherapy through PD-1 blockade has become an option, either alone or in combination with platinum plus 5-FU.

Despite all the progress made in these three indications, there is still a high unmet medical need as the median overall survival in these indications is still predominantly between 12-24 months dependent on the indication.

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

The FDA may inspect and audit the development facilities (including for example, the premises of Contract Research Organizations and Sponsors), planned production facilities, clinical trial sites and laboratory facilities. After the product is approved and marketed, the FDA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities by FDA’s field investigators and analysts.

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

Progress reports detailing the results of the clinical studies must be submitted at least annually to the FDA in the form of a Development Safety Update Report, or DSUR and expedited safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse reactions in case of an open IND. For purposes of an NDA/BLA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

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

•

Phase IV: In some cases, the FDA may issue conditional approval of a BLA/NDA on the sponsor’s agreement to conduct additional clinical trials to further assess the product candidate’s safety, purity and potency after BLA/NDA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

Concurrent with clinical studies, sponsors usually complete additional animal studies and must also develop additional information about the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop and validate methods for testing the identity, strength, quality and purity of the final product. Moreover, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

The results of product development, preclinical studies and clinical trials, along with the aforementioned manufacturing information, are submitted to the FDA as part of a BLA/NDA. Under the Prescription Drug User Fee Act, or PDUFA, the FDA agrees to specific goals for BLA/NDA review time. The testing and approval process requires substantial time, effort and financial resources. The FDA will review the BLA/NDA and may deem it to be inadequate to support approval, and we cannot be sure that any approval will be granted on a timely basis, if at all. The FDA may also refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of the advisory committee, but it typically follows such recommendations.

The FDA may deny approval of a BLA/NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data or additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the BLA/NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than the sponsor does. Once issued, product approval may be withdrawn by the FDA if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, Risk Evaluation and Mitigation Strategies, or REMS, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, approval of a new or supplemental BLA/NDA may be required, which may involve conducting additional preclinical studies and clinical trials.

If any of our products receive marketing approval in the US, the Biologics Price Competition and Innovation Act, or BPCIA, which came into force in 2010, provides 4 years of data exclusivity and 12 years of marketing exclusivity for a new biologic. The periods of exclusivity run in parallel, meaning that the FDA will not accept a biosimilar filing for 4 years and will not approve the biosimilar for a further 8 years (4 + 8).

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

Other U.S. Regulatory Requirements

After approval, products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labelling changes and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA-imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the BLA/NDA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or BLA/NDA holder.

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

Changes to some of the conditions established in an approved application, including changes in indications, labelling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA/NDA or BLA/NDA supplement before the change can be implemented. A BLA/NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA/NDA supplements as it does in reviewing BLA/NDAs.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA/NDA. The FDA also may require post-marketing testing, known as Phase IV testing, risk mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Other Major Regulations outside the US

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

European Union

In the European Economic Area, or EEA, which is comprised of the Member States of the EU plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA by the EMA. Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. When conducting clinical trials in the EU, we must adhere to the provisions of either the European Union Clinical Trials Directive (Directive 2001/20/EC) or the European Union Clinical Trials Regulation (Regulation 536/2014), which is directly applicable in all EU member states. In Europe, the clinical trial directive is currently being phased out and is to be replaced by the clinical trial Regulation. As of the 31st of January 2022, clinical trials could be run under the Clinical Trial Regulation and as of the 31st of January 2025, all clinical trials in Europe will be transitioned and solely run under the Clinical Trial regulation. This Directive and Regulation requires that the prior authorization of an Ethics Committee and the concerned Member States competent authority is obtained before commencing the clinical trial. Under the Regulation, sponsors are required to publish all clinical trial documentation via the EMA although there are certain possibilities to postpone publication and certain parts may be redacted.

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We plan to submit applications for marketing authorizations under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

The European Medicines Agency, or EMA, is a body of the European Union located in Amsterdam. The EMA is responsible for the scientific evaluation of medicines developed by pharmaceutical companies for use in the European Union. The EMA is involved in the scientific evaluation of medicines that fall within the scope of the centralized procedure. Like the FDA there is a harmonization between regulators and the EMA may inspect and audit the development facilities, planned production facilities, clinical trial sites and laboratory facilities operated by Immutep or third parties under contract with Immutep. Additionally, after the product is approved and marketed, the EMA uses different mechanisms for assuring that firms adhere to the terms and conditions of approval described in the application and that the product is manufactured in a consistent and controlled manner. This is done by periodic unannounced inspections of production and quality control facilities.

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

In addition to the above-mentioned competent authorities there are local competent authorities, human research ethic committee (HREC), ethics committees (ECs), institutional research boards (IRBs) and other regulatory authorities at federal, state or local levels who may need to be consulted based on the applicable laws and regulations.

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

Inflation and Seasonality

Management is monitoring the impact of inflation on our operations and financial condition and continues to carefully negotiate the prices paid for required services and supplies to minimize any impact Management further believes that our operations are not currently subject to seasonal influences due to our current lack of marketed products. Moreover, cancer and autoimmune diseases, which are the targets of our product candidates, are not seasonal diseases. Accordingly, once we have marketed products, management does not expect that our business will be subject to seasonal influences.

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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	January 31, 2024
Paris region, France	March 31, 2025
Berlin, Germany	December 31, 2025

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a development stage enterprise at an early stage in the development of our product candidates. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the issue of equity securities, proceeds from the exercise of options, grants and interest income. For details of the business overview, see “Item 4. Information on the Company—B. Business Overview.”

We receive tax incentives from the Australian and French Governments for research and development activities (R&D activities).

Subject to certain exclusions, the Australian Government tax incentive scheme provides benefits for eligible R&D activities. Under the Australian R&D tax incentive scheme, entities are entitled to either (i) a 43.5% refundable tax offset for eligible companies with an aggregated turnover of less than A$20.0 million per annum or (ii) a non-refundable 38.5% tax offset for all other entities with an aggregate turnover of A$20.0 million or more or controlled by any exempt entity (exempt entity is, entity which is exempted from income tax). Our aggregated turnover is less than A$20.0 million and we are not controlled by an exempt entity, so we anticipate being entitled to a claim of 43.5% refundable tax offset for costs relating to eligible R&D activities during the year.

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

A. Operating Results

Results of Operations

Comparison of Fiscal Year Ended June 30, 2023 to Fiscal Year Ended June 30, 2022

Revenue

Licensing revenue was nil in the fiscal year 2023 compared to A$170,000 in fiscal year 2022. In fiscal year 2022, the Company received licensing revenue as a licensing partner achieved a predetermined milestone, which triggered a payment to Immutep. No such milestones were recognised during fiscal year 2023.

Other Income

The research material sales increased from A$84,000 in fiscal year 2022 to A$192,000 in fiscal year 2023.

Other income decreased by A$1.4 million to A$5.2 million for fiscal year 2023 from A$6.6 million for fiscal year 2022.

In fiscal year 2023, Immutep recognised A$0.58 million of grant income from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2023 for the TACTI-002 and TACTI-003 trials. Immutep has recognised approximately A$1.2 million in grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2022.

Also in fiscal year 2023, our French subsidiary recognized A$2.73 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in fiscal year 2023 and in September 2022, the Company’s French subsidiary received A$2.67 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in calendar year 2022.

Net gain on foreign exchange was A$0.62 million in fiscal year 2023 compared net gain of A$1.2 million in fiscal year 2022.

Interest income increased from A$225,000 in fiscal year 2022 to A$939,000 in fiscal year 2023. The increase was mainly due to the increase in cash and higher interest rate.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$31.34 million in fiscal year 2022 to A$36.26 million in year 2023. The increase is mainly attributable to increases in clinical trial costs.

Clinical trial costs related to TACTI-003 increased significantly in fiscal 2023 as the trial has reached 91% patient recruitment.

AIPAC-003 is also actively recruiting patients in its integrated phase II/III trial in Metastic Breast Cancer.

Corporate Administrative Expenses

Corporate administrative expenses increased A$1.47 million (20%) from A$7.21 million for fiscal year 2022 to A$8.68 million in fiscal year 2023, primarily due to the increase of share-based payment expenses, salary expenses, insurance expense and audit fee in the fiscal year 2023.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$139,000 for fiscal year 2023 compared to A$325,000 for fiscal year 2022. The decrease was attributable to conversion of convertible notes during the fiscal year.

Net change in fair value of warrants

The non-cash gain of A$132,000 for fiscal year 2023 was from the net change in fair value of warrants, compared with the gain of A$591,000 in fiscal year 2022. The reduction was attributable to expiry of these warrants in January 2023.

Net Loss

The loss after tax for fiscal year 2023 of A$39.9 million was higher compared to A$32.2 million for fiscal year 2022. This increase was mainly attributable to an increase in clinical trial cost activities undertaken during the fiscal year.

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

Net gain on foreign exchange was A$1.2 million in fiscal year 2022 compared net loss of A $507,000 million in fiscal year 2021.

Interest income increased from A$105,000 in fiscal year 2021 to A$225,000 in fiscal year 2022. The increase was mainly due to the increase in our cash in the bank.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$17.2 million in fiscal year 2021 to A$31.3 million in year 2022. This increase was mainly attributable to increases of A$4.5 million in clinical trial costs and A$8.3 million relates to IMP321 and IMP761 manufacturing costs in fiscal year 2022. Whilst clinical trial costs related to AIPAC declined given the trial has completed, costs related to TACTI-002 rose with the expansion of that clinical trial, which included an additional 74 patients in 1st line NSCLC.

Clinical trial costs related to TACTI-003 also increased significantly in fiscal year 2022 due to the commencement of the clinical trial.

Corporate Administrative Expenses

Corporate administrative expenses increased A$0.9 million (15%) from A$6.3 million for fiscal year 2021 to A$7.2 million in fiscal year 2022, primarily due to external auditor and other administrative expenses incurred in fiscal year 2022 as a result of Immutep becoming subject to the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal controls over financial reporting. See Item 3.D (Risk Factors) – “We have become subject to the auditor attestation requirement under the Sarbanes-Oxley Act, thus imposing significant cost and administrative burden on us.”

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$325,000 for fiscal year 2022 compared to A$1.2 million for fiscal year 2021. The decrease was attributable to the liability component of the convertible note being measured at fair value.

Net change in fair value of warrants

The non-cash gain of A$591,000 for fiscal year 2022 was from the net change in fair value of warrants due to the share price decrease, whilst in fiscal year 2021 the loss of A$8.7 million was from the net change in fair value of warrants due to the share price increase.

Net Loss

The loss after tax for fiscal year 2022 of A$32.2 million was higher compared to A$29.9 million for fiscal year 2021. This increase was mainly attributable to increase in clinical trial costs and manufacturing activities undertaken during the fiscal year.

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2023 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

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

Capital Requirements

As of June 30, 2023, we had cash and cash equivalents of A$123.42 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations at least until early 2026. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

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

Off-Balance Sheet Arrangements

During fiscal years 2023, 2022 and 2021, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At June 30, 2023	$	$	$	$	$
Trade and other payables	9,024,600	—	—	9,024,600	9,024,600
Convertible note liability	—	1,117,255	—	1,117,255	835,446
Lease liability	194,688	212,952	—	407,640	392,822

Total	9,219,288	1,330,207	—	10,549,495	10,252,868

Contingent liabilities

Immutep did not have any material contingent liabilities outstanding as of June 30, 2023.

Capital commitments

Immutep did not have any material capital expenditure commitments as of June 30, 2023.

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

	Fiscal Year	Number of Shares	Net Proceeds
			(in A$)
Ordinary Shares – private placement, share purchase plan and exercise of performance rights and options	2018	94,633,973	16,142,679
Ordinary Shares – private placement and exercise of warrants	2019	36,251,563	5,792,343
Ordinary Shares – private placement and fully underwritten entitlement offer	2020	148,769,070	20,555,622
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights and warrants	2021	260,521,997	52,429,303
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights	2022	118,086,880	53,985,452
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, conversion of convertible, notes, exercise of performance rights	2023	321,066,394	78,864,446

All numbers of shares in the table above have been adjusted for the 10 to 1 share consolidation completed in November 2019.

In July 2017, we issued American Depositary Shares (ADSs) for cash consideration totaling A$6,561,765. We issued warrants to purchase up to 1,973,451 of our ADSs. The warrants expired on January 5, 2023. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the fiscal year 2022, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remained as at June 30, 2022. During the fiscal year 2023 no warrants were exercised, and 206,507 warrants expired on January 5, 2023.

In December 2018, we issued 2,600,000 ADSs, at a price per ADS of US$2.00 in a registered direct offering, for total gross proceeds of approximately US$5.2 million. In a concurrent private placement, we issued warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. Each warrant has an exercise price of US$2.50. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each. As a result, none of these warrants were outstanding as at June 30, 2023.

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

In June 2023, we completed a capital raising of A$80m, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$68 million and a retail Entitlement Offer component of approximately A$12m.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2023	2022	2021
	A$	A$	A$
Net cash used in operating activities	(35,355,820)	(30,229,752)	(17,640,342)
Net cash used in investing activities	(82,735)	(22,914)	(15,601)
Net cash provided by (used in) financing activities	76,022,037	50,325,639	52,679,925
Net increase (decrease) in cash and cash equivalents	40,583,481	20,072,973	35,023,982
Effect of exchange rate on cash and cash equivalents	2,839,106	(671,035)	(752,838)
Cash and cash equivalents at beginning of period	79,995,129	60,593,191	26,322,047
Cash and cash equivalents at end of period	123,417,716	79,995,129	60,593,191

Operating Activities

Net cash used in operating activities was A$35.4 million, A$30.2 million and A$17.6 million during fiscal years 2023, 2022 and 2021, respectively. Payments to suppliers and employees in the net cash used in operating activities mainly relate to R&D and administrative costs. Payments to suppliers and employees increased by A$6.15 million during fiscal year 2023. This increase was mainly attributable to a significant increase in costs related to the TACTI-002 and TACTI-003 clinical trials.

During fiscal years 2023, 2022 and 2021, our payments to suppliers and employees were offset by license revenue received of $nil, A$170,369 and $nil respectively, interest income received of A$0.9 million, A$0.2 million and A$0.1 million respectively, and grant income received of A$3.7 million, A$3.3 million and A$1.3 million respectively.

Investing Activities

Net cash used in investing activities was A$82,735 during fiscal year 2023 and was A$22,914 during fiscal year 2022 and A$15,601 during fiscal year 2021. The net cash outflow for fiscal year 2023 and 2022 was due to the purchase of equipment.

Financing Activities

Net cash provided by financing activities increased A$25.7 million (51%) from $50.3 million during fiscal year 2022 to A$76 million in fiscal year 2023. Net cash provided by financing activities during (i) fiscal year 2023 was primarily attributable to a capital raising of A$80m in June 2023, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$68 million and a retail Entitlement Offer component of approximately A$12m. (ii) fiscal year 2022 was primarily attributable to the placement of ordinary shares of A$45.8 million and a Share Purchase Plan of A$7.2 million (iii) fiscal year 2021 was primarily attributable to the two placements of A$41.2 million and exercising of warrants of A$11.3 million and advance payment from Australian and New Zealand shareholders under a Share Purchase Plan of A$0.5 million.

At June 30, 2023, we had A$123.4 million in cash and cash equivalents compared with 2022, where we had A$80.0 million in cash and cash equivalents. At June 30, 2021, we had A$60.6 million in cash and cash equivalents.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B.— Business Overview—Background.” For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

D. Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are attributable to the level of clinical trial activity and the amount of expenditure on those trials. The main ongoing clinical trials are the TACTI-002 Phase II study in up to 189 patients who are being dosed with IMP321(efti) in combination with KEYTRUDA® (pembrolizumab) and TACTI-003, which is a randomised, controlled Phase IIb clinical study in up to 154 patients and marks Immutep’s second collaboration with MSD to evaluate KEYTRUDA® (pembrolizumab) in combination with efti.

It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with IMP321. Expenses will also increase as we continue to progress the pre-clinical development of IMP761.

E. Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management, their age and the positions they held as of September 1, 2023.

Name	Age	Position
Dr Russell Howard, Ph.D. (1)	73	Non-Executive Chairman
Mr Pete Meyers (3)	54	Deputy Chairman and Non-Executive Director
Mr Marc Voigt	50	Executive Director & Chief Executive Officer
Dr Frédéric Triebel	68	Executive Director & Chief Scientific Officer
Ms Deanne Miller	46	Chief Operating Officer, General Counsel & Company Secretary
Ms Lis Boyce (2)	59	Non-Executive Director

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.

Dr. Russell Howard, Ph.D. Dr. Russell Howard has been a Non-Executive Director of Immutep since May 8, 2013 and has been appointed as Non-Executive Chairman on November 17, 2017. He is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260.0 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio Inc. (dba NovoNutrients) and remains involved in several innovative companies in the USA and Australia. He is currently Non-Executive Chairman of NeuClone Pty Ltd.

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

Ms Lis Boyce. Ms Boyce is a senior corporate lawyer with over 30 years’ experience including capital raising, strategic collaborations, corporate governance and mergers & acquisitions. She is a partner in Piper Alderman’s corporate team, and co-chairs the firm’s Life Sciences & Healthcare focus group. Lis’s strong focus on Life Sciences is reflected in her appointment as deputy chair of AusBiotech’s AusMedtech Advisory Group, and as a member of AusBiotech’s Leadership Committee for NSW. Lis is a Graduate of the Australian Institute of Company Directors, and a Fellow of the Governance Institute of Australia.

Mr. Marc Voigt. Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 21 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurance and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Dr. Frédéric Triebel, MD Ph.D., Dr Triebel is our Chief Scientific Officer and Executive Director and has been with the Company since December 2014, following the completion of the acquisition of Immutep S.A. Dr Triebel was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institute Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to more than 153 publications and 31 patents.

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

We use a variety of key performance indicators to determine achievement, depending on the role of the executive being assessed. These include:

•	Successful contract negotiations.

•	Achievement of research project milestones within scheduled time and/or budget.

•	Effective management of stakeholder communications and investor relations.

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal year 2023.

June 30, 2023	Short-term Benefits					Post Employment Benefits	Long- term Benefits	Share-based Payments				Total
	Salary and fees A$		Cash bonus A$	Non Monetary* A$		Super- annuation A$	Long service leave A$	Executive Performance rights* A$		Non-executive Performance Rights A$		A$
Directors
Dr. R. Howard	87,990	*	—	—		9,239	—	—		74,761	[1]	171,990
Mr. P. Meyers	6,250	**	—	—		—	—	—		186,034	[2,3]	192,284
Ms Lucy Turnbull	32,034		—	—		3,364	—	—		2,101	[4]	37,499
Ms Lis Boyce	12,222		—	—		1,283	—	—		48,819	[5]	62,324
Mr. M. Voigt	440,096	***	99,982	25,043	#	—	—	549,001	[6]	—		1,114,122
Dr. F. Triebel****	272,662	****	39,019	132,759	#	6,682	—	293,119	[7]	—		744,241

Other Key Management Personnel
Ms. D. Miller	248,614	*****	75,000	—		33,980	11,967	226,239	[7]	—		595,800

	1,099,868		214,001	157,802		54,548	11,967	1,068,359		311,715		2,918,260

*	The annual cash salary for Dr Howard increased by AUD16,500 p.a. effective April 2023.
**	The annual cash salary for Mr Meyers increased by AUD25,000 p.a. effective April 2023.
***	The annual cash salary for Mr Voigt increased by EUR13,800 p.a. effective January 2023.
****	The annual cash salary for Dr Triebel increased by EUR8,800 p.a. effective January 2023.
*****	The annual cash salary for Ms Miller increased by AUD12,100 p.a. effective January 2023.
#

Non-monetary benefits include compulsory employer funded social security contributions ($25,043 for Mr M Voigt and $132,759 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with German and French regulations.

(1)

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at our Annual General Meeting of shareholders (“AGM”) in November 2021. The number of performance rights was calculated based on 3 years of directors’ fees at A$60,000 p.a. divided by A$0.53 (being the 5-day VWAP up to and including September 21, 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights will vest on December 1, 2022 (being for service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights will vest on December 1, 2023 (being for service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights are due to vest on December 1, 2024 (being for service from December 1, 2023 to November 30, 2024).

Dr Russell Howard will be issued an additional 176,148 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, if approved by shareholders at the 2023 AGM. The number of performance rights granted will be calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the July 20, 2023). However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights will vest on grant date (in recognition of service from April 1, 2023 to the date of shareholder approval at the 2023 AGM). The second tranche of performance rights are due to vest on December 1, 2024 (in recognition of service from 2023 AGM date to November 30, 2024). The third tranche of performance rights are due to vest on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025). The fourth tranche of performance rights are due to vest on December 1, 2026 (in recognition of service from December 1, 2025 to November 30, 2026).

(2)

On December 2, 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received our Annual General Meeting of shareholders (“AGM”) in November 2019. The number of performance rights was calculated based on 3 years of directors’ fees at $105,000 per annum divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 500,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights rested on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights will vest October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

(3)

On December 16, 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 23,2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including September 12, 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights are due to vest on October 1, 2024 (being for service from October 1, 2023 to September 30, 2024). The second tranche of 388,889 performance rights are due to vest on October 1, 2025 (being for service from October 1, 2024 to September 30, 2025). The third tranche of 388,889 performance rights is due to vest October 1, 2026 (being for service from October 1, 2025 to September 30, 2026).

(4)

On December 16, 2022, Ms Lucy Turnbull was issued 457,832 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with shareholder approval received at the 2022 AGM. As indicated in the 2022 AGM notice of meeting, the number of performance rights were calculated based on 3.76 years of directors’ fees at $45,000 p.a. divided by $0.37 (being the 5-day VWAP up to and including February 18, 2022, being the date of appointment as Director). The fair value of her performance rights reflected the prevailing share price as at the date of shareholder approval. The first tranche of 92,966 performance rights vested on December 1, 2022 (in recognition of service from February 25, 2022 to November 30, 2022). The second tranche of 121,622 performance rights were due to vest on December 1, 2023 (in recognition of service from December 1, 2022 to November 30, 2023). The third tranche of 121,622 performance rights were due to vest on December 1, 2024 (in recognition of service from December 1, 2023 to November 30, 2024). The fourth tranche of 121,622 performance rights were due to vest on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025). Due to the resignation of Ms Lucy Turnbull as Director on April 11, 2023, 43,984 performance rights vested from the second tranche. 320,882 performance rights were forfeited from the second, third and fourth tranches as the service conditions have not been performed.

(5)

Ms Lis Boyce will be issued 582,653 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, if approved by shareholders at the 2023 AGM. As indicated in the Appendix 3X released to ASX on the date of Ms Boyce’s appointment on April 11, 2023, the number of performance rights granted will be calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the July 20, 2023). However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights will vest on grant date (in recognition of service from April 11, 2023 to the date of shareholder approval at the 2023 AGM). The second tranche of performance rights are due to vest on December 1, 2024 (in recognition of service from 2023 AGM date to November 30, 2024). The third tranche of performance rights are due to vest on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025). The fourth tranche of performance rights are due to vest on December 1, 2026 (in recognition of service from December 1, 2025 to November 30, 2026).

(6)

Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 1, 2019. One-third vested on October 1, 2020; One-third vested on October 1, 2021 and One-third vested on October 1, 2022. Vesting was contingent upon the employee being continuously employed in good standing through the vesting period.

On December 1, 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 26, 2021. One-third will vest on October 1, 2023; one-third is due to vest on October 1, 2024 and one-third is due to vest on October 1, 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

(7)

On October 3, 2019, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third vested on October 1, 2020; one -third vested on October 1, 2021 and one-third vested on October 1, 2022.

On December 1, 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: One-third will vest on October 1, 2023; one -third is due to vest on October 1, 2024 and one-third is due to vest on October 1, 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. Dr. Triebel was appointed an executive director in September 2022.

Service Agreements

The following members of key personnel have service agreements as at June 30, 2023 as follows:

Mr. Marc Voigt	Managing Director & Chief Executive Officer

Agreement commenced:	July 9, 2014

Details	The initial term was for a period of 3 years. This term was subsequently extended for a further 3 years and extended again for an additional term that will expire on July 9, 2026, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary	€289,406

Dr. Frédéric Triebel	Chief Scientific Officer & Executive Director

Agreement commenced:	December 12, 2014

Details	Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	€178,800

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice.
Immutep may make payments of base salary in lieu of the notice period.

Base salary A$254,678

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2023, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at our Annual General Meeting in November 2021.The key terms of the EIP are as follows:

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

Details of bonuses and share-based compensation

The percentage of the available bonus or grant that was paid, or vested, in the year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

	Cash bonus				Share-based compensation benefits (performance rights)
	Paid	Forfeited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Number of rights vested/ exercised during the year(A)	Value of rights at exercise date******	Forfeited	Fiscal years in which rights may vest
Name	%	%				$	%		$	%
Mr R Howard	—	—	2021	*	339,621	166,414	33%	113,207	28,868	—	2022, 2023 & 2024
Mr P Meyers	—	—	2019	**	1,500,000	420,000	67%	500,000	145,000	—	2021, 2022 & 2023
		—	2022		1,166,667	361,667
Mr L Turnbull	—	—	2022	***	457,832	141,928	30%	92,966	23,706	70%	2022 & 2023
Mr M Voigt	100%	—	2019	****	3,600,000	1,008,000	100%	2,400,000	612,000	—	2021, 2022 & 2023
		—	2021	*****	3,600,000	1,764,000	—	—	—	—	2023, 2024 & 2025
Dr F Triebel	100%	—	2019	****	2,700,000	702,000	100%	900,000	153,000	—	2021, 2022 & 2023
		—	2021	*****	2,700,000	1,323,000	—	—	—	—	2023, 2024 & 2025
Ms D Miller	100%	—	2019	****	1,800,000	468,000	100%	600,000	229,500	—	2021, 2022 & 2023
		—	2021	*****	1,800,000	882,000	—	—	—	—	2023, 2024 & 2025

*

Dr Russell Howard was issued 339,621 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 16, 2021. The first tranche of 113,207 performance rights vested on December 1, 2022 (being for continued service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights will vest on December 1, 2023 (being for continued service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights will vest on December 1, 2024 (being for continued service from December 1, 2023 to November 30, 2024).

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

The first tranche of 500,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights vested on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights will vest on October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 23, 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5-day VWAP up to and including September 12, 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights is due to vest on October 1, 2024 (being for service from October 1, 2023 to September 30, 2024). The second tranche of 388,889 performance rights are due to vest on October 1, 2025 (being for service from October 1, 2024 to September 30, 2025). The third tranche of 388,889 performance rights are due to vest on October 1, 2026 (being for service from October 1, 2025 to September 30, 2026).

***

Ms Lucy Turnbull was issued 457,832 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with shareholder approval received at the 2022 AGM. As indicated 2022 AGM notice of meeting, the number of performance rights was calculated based on 3.76 years of directors’ fees at $45,000 p.a. divided by $0.37 (being the 5-day VWAP up to and including February 18, 2022, being the date of appointment as Director). The fair value of her performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 92,966 performance rights vested on December 1, 2022 (in recognition of service from February 25, 2022 to November 30, 2022). The second tranche of 121,622 performance rights was due to vest on December 1, 2023 (in recognition of service from December 1, 2022 to November 30, 2023). The third tranche of 121,622 performance rights was due to vest on December 1, 2024 (in recognition of service from December 1, 2023 to November 30,2024). The fourth tranche of 121,622 performance rights was due to vest on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025). Due to the resignation of Ms Lucy Turnbull as Director on April 11, 2023, 43,984 performance rights vested from the second tranche. 320,882 performance rights were forfeited from the second, third and fourth tranches due to the service conditions not having been performed.

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on October 1, 2020

•	1/3 vested on October 1, 2021

•	1/3 vested on October 1, 2022

Vesting was contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 are due to vest on October 1, 2023

•	1/3 are due to vest on October 1, 2024

•	1/3 are due to vest on October 1, 2025

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

(i) Options holdings

There were no options holdings outstanding and no movements during the fiscal years June 30, 2023, June 30, 2022 and June 30, 2021.

(ii) Performance Rights holdings

2023	Balance at start of the year	Granted	Exercised	Other Changes		Balance at end of the year	Vested and exercisable	Unvested

Performance rights over ordinary shares
Dr Russell Howard	339,621	—	(113,207)	—		226,414	—	226,414
Mr Pete Meyers	1,000,000	1,166,667	(500,000)	—		1,666,667	—	1,666,667
Mr Marc Voigt	6,000,000	—	(2,400,000)	—		3,600,000	—	3,600,000
Dr Frédéric Triebel	3,600,000	—	(900,000)	—		2,700,000	—	2,700,000
Ms Lucy Turnbull	—	457,832	(92,966)	(364,866	)*	—	—	—
Ms Lis Boyce	—	—	—	—		—	—	—
Ms Deanne Miller	2,400,000	—	(600,000)	—		1,800,000	—	1,800,000
	13,339,621	1,624,499	(4,606,173)	(364,866)		9,993,081	—	9,993,081

*	The change during the year represents derecognition due to the cessation of the director’s resignation.

(iii) Ordinary Share holdings

2023	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr Russell Howard	1,000,000	113,207	—	—	1,113,207
Mr Pete Meyers	2,274,395	500,000	—	—	2,774,395
Mr Marc Voigt	8,847,445	2,400,000	—	—	11,247,445
Dr Frédéric Triebel	7,753,764	900,000	—	—	8,653,764
Ms Lucy Turnbull	3,284,126	92,966	—	(3,377,092)*	—
Ms Lis Boyce	—	—	—	—	—
Ms Deanne Miller	2,767,305	600,000	—	(100,000)	3,267,305
Total ordinary shares	25,927,035	4,606,173	—	(3,477,092)	27,056,116

ADRs
Mr Marc Voigt	45	—	—	—	45
Dr Frédéric Triebel	17,061	—	—	—	17,061

Total ADR	17,106	—	—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.
*	The change during the year represents derecognition due to the director’s resignation.

Shares under option

Unissued ordinary shares of Immutep Limited under option at June 30, 2023 are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/ Unlisted Options
August 5, 2015	August 4, 2025	$0.248	847,600	Unlisted
			847,600

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2023.

2023	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
Grant date
October 3, 2019	0.260	1,500,000	—	(1,500,000)	—	—	—
November 1, 2019	0.280	2,400,000	—	(2,400,000)	—	—	—
January 2, 2020	0.260	1,400,000	—	(1,400,000)	—	—	—
October 2, 2020	0.235	263,502	—	(263,502)	—	—	—
October 1, 2021	0.550	206,404	—	(188,705)	—	17,699	—
November 26, 2021	0.490	3,600,000	—	—	—	3,600,000	—
November 26, 2021	0.490	4,500,000	—	—	—	4,500,000	—
November 26, 2021	0.490	2,900,000	—	—	—	2,900,000	—
December 16, 2022	0.330	—	1,112,334	—	—	1,112,334	—

		16,769,906	1,112,334	(5,752,207)	—	12,130,033

On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value have therefore been adjusted retrospectively for the share consolidation.

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of five directors, including three non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his or her appointment (whichever is the longer period) without submitting himself or herself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by the Constitution), and any director so appointed may hold office only until the next annual general meeting (“AGM”) when he or she shall be eligible for election.

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Dr Russell Howard	Non-Executive Director	2013	November 2024*
Mr Pete Meyers	Non-Executive Director	2014	November 2025
Dr Frederic Triebel	Executive Director	2022	November 2025
Ms Lis Boyce	Non-Executive Director	2023	November 2023
Mr Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*

The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every AGM. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Dr Russell Howard will stand for re-election at the Company’s AGM in 2023. Lis Boyce will also stand for election at the Company’s AGM in 2023 as any newly appointed director may hold office only until the next AGM following their appointment when they shall be eligible for election.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to attach a copy (or the URL page on its website) of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period . It is not mandatory to follow the Recommendations. We believe we are in material compliance with the Recommendations. Set forth below are the material provisions of the Recommendations together with the reasons, where applicable, for variations therefrom.

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During fiscal year June 30, 2023, we varied from the Recommendations in the following area:

•

The Board had adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations in June 2020; however, the board believes that the Company is still not of a size and does not have large enough workforce to warrant the setting of formal gender diversity objectives.

2.

Structure the Board to be effective and add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2023, we varied from the Recommendations in the following area:

•

The Board believes that the Company is not of a size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by a Nomination Committee are considered by the full Board of Directors. The Board annually considers the necessity to establish a Nomination Committee.

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

The Board of Directors does not have regularly scheduled meetings at which only independent directors are present. The Board of Directors does meet regularly, and independent directors are expected to attend all such meetings. Our practices are consistent with the Recommendations, in that the Recommendations do not provide that independent directors should meet separately from the Board of Directors.

Our Board of Directors has determined that each of Pete Meyers, Lis Boyce and Russell Howard qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and U.S. Securities and Exchange Commission.

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

Our Audit & Risk Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit & Risk Committee is also required to assess risk management.

Our Audit & Risk Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the U.S. Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Russell Howard, Pete Meyers and Lis Boyce. Audit & Risk Committee meets at least two times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Russell Howard, Pete Meyers and Lis Boyce are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

•

The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present—The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meetings at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•

We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

•

The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation and nomination committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. We have a Remuneration Committee that is consistent with the requirements of the ASX and which we believe is appropriate and typical of generally accepted business practices in Australia. However, we do not have a nomination committee and do not expect to establish one in the next year.

•

We have relied on and expect to continue to rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuance of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

Board Diversity Matrix under Nasdaq Rules

As an Australian company listed on ASX, we disclose in our ASX filings whether we follow the Recommendations of the ASX Corporate Governance Council Principles and Recommendations (“Recommendations”). The Recommendations are not mandatory under ASX listing rules.

In light of the size of our company and our board, we do not follow certain Recommendations, including the Recommendation concerning board diversity. We respect the privacy of our Directors and are concerned that an intrusion into their privacy could breach Australian privacy law, in particular Privacy Principles 6 (Use or disclosure of personal information) and 8 (Cross-border disclosure of personal information) promulgated under the Privacy Act 1988 (Cth).

As a non-US company listed on Nasdaq, applicable listing rules require us to disclose certain information regarding the diversity of our Directors in a prescribed format. The matrix below discloses the information required by Nasdaq Listing Rule 5606 to the extent permitted by applicable law.

Board Diversity Matrix as of December 31, 2022 and June 30, 2023

Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	5
		Female	Male
Part I: Gender Identity
Directors Part II: Demographic Background		1	4

Did Not Disclose Demographic Background	5

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

D. Employees

As of June 30, 2023, Immutep had 41 employees, including 31 employed in research and development, 1 in intellectual property management and 9 in general management and administration. Of these 41 employees, 8 were located in Australia, 7 were located in France, 3 were located in Hungary, 1 was located in Switzerland and 22 were located in Germany. As at the end of fiscal years 2022 and 2021 we had 35 and 28 employees, respectively. The number of employees increased by approximately 17% during fiscal year 2023.

Each of our full-time employees has entered into an agreement with a term of employment of between one to four years or for an unlimited term. We also engage part-time employees. We may only terminate the employment of any of our employees in accordance with the relevant employees’ contract of employment.

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

The following table sets forth certain information as of June 30, 2023 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,188,834,559 ordinary shares issued and outstanding as of October 5, 2023.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Dr Russell Howard	1,113,207		0.09%
Mr Pete Meyers	3,274,395		0.28%
Mr Marc Voigt	11,247,445	*	0.95%
Mr Marc Voigt	450	**	—
Ms Lis Boyce	—		—
Ms Deanne Miller	3,267,305		0.27%
Dr Frédéric Triebel	8,653,764		0.73%
Dr Frédéric Triebel	170,610	***	0.01%

All directors and executive officers as a group (6 persons)	27,727,176		2.33%

*	This amount includes 55,750 ordinary shares held indirectly by Mr Marc Voigt via JP Morgan Nominees Australia Limited.
**	Held by Mr Marc Voigt in the form of 45 ADSs listed on the NASDAQ Global Market.
***	Held by Dr Frédéric Triebel in the form of 17,061 ADSs listed on the NASDAQ Global Market.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the only beneficial owner of 5% or more of our ordinary shares as of October 17, 2023 were The Bank of New York Mellon Corporation (BNYM), Fidelity Limited, Milford Asset Management Limited and Insignia Financial Ltd.

On June 13, 2023, Fidelity Limited (“Fidelity”) increased their shareholding from 7.41% to 10.05%. Fidelity Limited participated in the Company’s capital raising which was completed in June 2023.

On June 8, 2023, Milford Asset Management Limited became a substantial holder with 5.34% of ownership of our ordinary shares.

On May 26, 2023, Insignia Financial Ltd became a substantial holder with 5.19% of ownership of our ordinary shares. On June 8 2023, Insignia Financial Ltd increased its shareholding from 5.19% to 7.49%.

The Bank of New York Mellon Corporation (BNYM), as depositary of the ADR program, owned 20.58% of our ordinary shares as at October 5, 2023. BNYM has a relevant interest in 233,062,927 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

As of June 30, 2023, there were 13,253 holders of record of our ordinary shares, of which 8 holders, holding approximately 0.27% of our ordinary shares, had registered addresses in the United States and 2 registered holders of our ADRs. These numbers are not representative of the number of beneficial holders of our shares or ADRs nor are they representative of where such beneficial holders reside, as many of these ordinary shares and ADRs were held of record by brokers or other nominees. The estimated number of beneficial ADR holders is 7,280 based on the last broker search conducted, with the record date of August 16, 2022.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B. Related Party Transactions

During fiscal years 2023, 2022 and 2021, there were no related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2023, 2022 and 2021 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia for each of the three years in the period ended June 30, 2023 is included therein immediately preceding the financial statements.

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

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of our company subject to, in certain cases, shareholder approval under the Constitution or the Listing Rules of the ASX:

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

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money and charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

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

An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy, attorney or representative, or by written ballot and voting thereon. Under our Constitution, the Corporations Act and the ASX Listing Rules, certain matters must be passed by way of a special resolution. A special resolution must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution and who vote at the meeting in person by proxy, attorney or representative, or by written ballot. Matters which are not required to be passed by special resolution are required to be passed by ordinary resolution.

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

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregate with securities issued by our company during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. At the Company’s 2022 Annual General Meeting, the shareholders approved an increase of that capacity by a further 10% of issued capital (which increased capacity only applies for 12 months or until the next Annual General Meeting). Other allotments of securities require approval by an ordinary resolution of shareholders.

C.	Material Contracts

On March 15, 2021 we entered into a second Clinical Trial Collaboration and Supply Agreement with Merck Sharp & Dohme B.V (“MSDBV”) and MSD International GmbH (“MSDIG”) (collectively “MSD”) to evaluate the combination of our lead immunotherapy product candidate eftilagimod alpha (“efti”) with MSD’s anti-PD-1 therapy KEYTRUDA® in a Phase IIb clinical trial in 1st line HNSCC patients, called TACTI-003 (Two Active Immunotherapies). The trial will be a 1:1 randomised, controlled clinical study in approximately 160 1st line HNSCC patients. It will evaluate the safety and efficacy of Immutep’s lead product candidate, eftilagimod alpha (efti or IMP321), when given in combination with MSD’s KEYTRUDA® (pembrolizumab), compared to pembrolizumab alone. TACTI-003 will take place in 20+ clinical sites in the United States, Australia and Europe. Under the terms of the agreement, Immutep is the sponsor and is funding the clinical trial from its existing budget whilst MSD will provide pembrolizumab for the duration of the trial. The agreement will run for an indefinite term until final reports of the study have been completed. It includes customary termination and intellectual property provisions for a clinical collaboration agreement. The agreement also includes customary provisions for use of the clinical data to obtain regulatory approval of efti and to promote the drug with a relevant label indication.

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

•

a ‘substantial interest’ (generally 20% or more) in an Australian entity valued above the relevant monetary threshold. This is generally A$310 million (indexed annually) or A$1,339 million in case of U.S. investors where the investment is being made directly by a U.S investor, in each case calculated by the higher of the total asset value and the total value of the issued securities of the Australian entity; or

•	a direct interest in a ‘national security business’ or entity that carries on a national security business, or holds ‘national security land’, irrespective of value; and

•

acquisitions of interests in Australian entities operating in sensitive industries (such as media, telecommunications, and encryption and security technologies), land-rich Australian entities or agribusiness Australian entities.

Each foreign person seeking to acquire holdings in excess of the above caps (including their associates) would need to complete an application form setting out the proposal and relevant particulars of the acquisition/shareholding and pay the relevant application fees. The Australian Treasurer then has 30 days to consider the application and make a decision and a further 10 days to notify the applicant. However, the Australian Treasurer has broad powers to extend this time period, including extending the period by up to a further 90 days by publishing an interim order. Most commonly, the Australian Treasurer will request an applicant agree to an extension to avoid needing to publish the interim order, such agreement is usually in the best interest of the applicant as interim orders are made public and by agreeing to an extension the application process is kept confidential. Otherwise, applications are strictly confidential and not released to the public.

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

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADSs. This discussion is based upon existing Australian tax law as of the date of this Annual Report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than State based stamp duty in Australia. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian tax resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent they are paid out of company profits that have been subject to income tax. Fully franked dividends paid to a non-Australian tax resident shareholder are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to a non-Australian tax resident shareholder are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Dividends paid from an Australian resident company to a non-Australian tax resident shareholder are subject to withholding tax (a) except to the extent they have been franked and (b) at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.

In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian dividend withholding tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. Special rules apply to Regulated Investment Companies and Real Estate Investment Trusts that hold shares and receive dividends. The Double Taxation Convention between Australia and the United States does not apply to impose withholding tax on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively. In such a case, the provisions of Article 7 (Business profits) or Article 14 (Independent personal services) of the Double Taxation Convention, as the case may be, would apply. Further, the Double Taxation Convention between Australia and the United States does not apply to impose withholding tax on dividends to a beneficially entitled company that satisfies certain public listing requirements and holds 80% or more of the voting power in our company.

Tax on Sales or other Dispositions of Shares—Capital Gains Tax

Australian capital gains and capital losses derived by non-Australian tax residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian tax resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital which give voting rights or rights to the distribution of capital or profits both upon winding up or otherwise of over 10%, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal is principally attributable (over 50% on a market value basis) to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Net capital gains are calculated after first reducing by current and / or prior year capital losses with any remaining capital gain then potentially reduced by the 50% capital gains tax discount (which is only available to certain shareholders). To the extent a capital gain remains, it can be further reduced by tax losses, including certain prior year tax losses. The 50% capital gains tax discount which broadly reduces a gross capital gain by 50% where certain conditions are satisfied, such as satisfying a 12 month holding period rule, is not available to non-Australian tax residents.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange or is conducted using a broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration specifying either that they are an Australian resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The non-Australian tax resident stockholder may be entitled to receive a tax credit for the tax withheld by the purchaser that they may claim in their Australian income tax return.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some non-Australian tax resident shareholders may hold shares on revenue account for Australian tax purposes rather than on capital account, for example, stock traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian tax resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian tax resident individuals. Some relief from the Australian income tax may be available to such non-Australian tax resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian tax resident shareholder’s Australian assessable income under both the capital gains tax provisions and the ordinary income provisions, the U.S. capital gain amount would generally be reduced to the extent the amount has been included in the assessable income of the shareholder. As a result, so that the shareholders would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a tax resident of both Australia and the United States under those countries’ domestic taxation laws, then such a shareholder could be primarily subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, then the Australian tax applicable would be limited by the Double Taxation Convention (albeit the tie-breaker rules only apply for individuals). Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

A transfer of shares of a company listed on the Australian Securities Exchange is not subject to Australian stamp duty.

Australian Death Duty

Australia does not have estate or death duties in the general sense. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to an Australian capital gains tax liability.

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

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes, an individual who is a citizen or resident of the United States; a corporation that is created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Subject to complex limitations and certain holding period requirements, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for Australian tax withheld from distributions on the ADSs. The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes or in the case of certain U.S. Holders as foreign source “general category” income. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for all foreign taxes paid or accrued by the taxpayer for a year, including Australian tax withheld on distributions on the ADSs.

Subject to certain limitations, dividends received by a non-corporate U.S. Holder are subject to tax at a reduced maximum tax rate of 20 percent if the dividends are “qualified dividends”. Dividends are qualified dividends if: (a)(i) the issuer is entitled to benefits under the Treaty or (ii) the shares are readily tradable on an established securities market in the United States and (b) certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ADSs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADSs will remain readily tradable. Further, the reduced rate does not apply to dividends if we are a PFIC (as described below) in the year prior to or the year in which the dividend is paid.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claim of the reduced rate of tax, described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Australian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described above, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

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

An accrual-basis U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service (“IRS”). In the event that an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes. However, if foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or accrual-basis U.S. Holder that elects the cash method as described above should not recognize any gain or loss on such conversion.

Passive Foreign Investment Companies (PFIC)

There is a risk that we may be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, a shareholder must classify as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal year 2023. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, such classification is continuing, and we would ordinarily be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs, irrespective of whether we would meet the conditions to be classified as a PFIC with respect to such future year on a standalone basis.

Under the default PFIC “excess distribution” regime, if we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, such U.S. Holder could be liable for additional taxes and interest charges upon (i) certain distributions by us (generally any distribution paid during a taxable year that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs), and (ii) any gain realized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC for the year of the disposition. In these circumstances, the tax will generally be determined by allocating such distributions or gain ratably over the U.S. Holder’s holding period for the ADSs. The amount allocated to the current taxable year and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other past taxable years will be taxed at the highest applicable marginal rates that existed for each of those years and an interest charge at the rate applicable to underpayments of tax will also be imposed on the amount of taxes determined to be applicable in such prior years but not payable until the year in which the distribution or gain occurred.

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

If the ADSs are considered “marketable stock” and if a U.S. Holder properly elects to mark its ADSs to market in a timely fashion, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was properly made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq, or a foreign securities exchange regulated by a governmental authority of the country in which the market is located and which meets certain requirements, including that the rules of the exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are traded on the ASX, which may qualify as an eligible foreign securities exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

A U.S. Holder of ADSs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund (also known as a QEF). In general, a qualified electing fund is, with respect to a U.S. person, a PFIC for which the U.S. person has elected to include its proportionate share of a company’s ordinary earnings and net capital gains in U.S. income on an annual basis. A qualified electing fund election can only be made with respect to us if we provide U.S. Holders with certain information on an annual basis and we do not intend to prepare the information that U.S. Holders would need to make the qualified electing fund election.

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

I.	Subsidiary Information

See Section 4.C “Organizational Structure”.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

As noted in the previous paragraph, we conduct our investment activities predominantly in Australia. However, we are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “Note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2023			June 30, 2022
	DKK	USD	EUR	USD	EUR
Cash in bank		2,992,306	27,753,499	11,897,759	42,964,345
Trade and other receivables		125,024	4,265,992	15,568	4,094,262
Trade and other payables	(179,329)	(1,484,954)	(4,271,655)	(1,068,539)	(1,717,675)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2023, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2023, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2023.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2023 and 2022.

PricewaterhouseCoopers

	Fiscal 2023 A$	Fiscal 2022 A$
Audit fees	789,291	561,485
Other audit-related services in relation to US regulatory filings	77,421	—

Total remuneration of PricewaterhouseCoopers Australia	866,712	561,485

Pre-Approval Policies and Procedures

Our Audit & Risk Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We submitted such a written statement to NASDAQ. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate Governance Requirements—Nasdaq Global Market Marketplace Rules” for a summary of such differences.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have a Securities Trading Policy (“Policy”) that sets out the policy and procedures governing the purchase, sale and other dispositions of the Company’s securities and applies to the Company’s and its subsidiaries’ directors, officers, employees, and their associates (“Personnel”).

The Policy aims to restrict our Personnel in possession of inside information from trading in our securities and ensure compliance with all applicable securities laws and listing standards.

We have filed the Policy as an exhibit to this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Immutep Limited

F
-
1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Immutep Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in
Internal Control - Integrated Framework
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

F-2

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
Grant income
As described in Notes 1(e)(ii), 3(a) and 4 to the consolidated financial statements, the Company recognized grant income of $3.3 million for the year ended June 30, 2023. Grant income is earned by the Company from governments in Australia and France related to Australian Research and Development

F-3

Rebates and France’s Credit d’Impôt Recherche and is recognized at fair value when there is reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Management applies judgment in determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.
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
/s/
PricewaterhouseCoopers
Sydney, Australia
October 24, 2023
We have served as the Company’s auditor since 2011.

F-4

IMMUTEP LIMITED
CONSOLIDATED BALANCE SHEETS
(in Australian dollars, except number of shares)

		June 30,
		2023	2022
	Note	A$	A$
ASSETS
Current Assets

Cash and cash equivalents	7	123,417,716	79,995,129
Current receivables	8	7,952,061	8,373,607
Other current assets	9	3,595,567	2,443,004

Total Current Assets		134,965,344	90,811,740

Non-Current Assets
Plant and equipment	11	83,144	37,933
Intangibles	12	9,490,222	10,554,070
Right of use assets	19	385,369	270,147
Other non-current assets	10	2,524,911	495,660

Total Non-Current Assets		12,483,646	11,357,810

TOTAL ASSETS		147,448,990	102,169,550

Current Liabilities
Trade and other payables	14	9,024,600	5,752,188
Employee benefits	17	562,301	357,029
Warrant liability	15	—	131,896
Lease liability	19	185,205	173,377

Total Current Liabilities		9,772,106	6,414,490

Non-Current Liabilities
Convertible note liability	16	835,446	1,452,950
Warrant liability	15	—	—
Employee benefits	18	164,432	117,252
Lease liability	19	207,617	107,492
Deferred tax liability	13	—	—

Total Non-Current Liabilities		1,207,495	1,677,694

TOTAL LIABILITIES		10,979,601	8,092,184

NET ASSETS		136,469,389	94,077,366

EQUITY
Contributed equity	20	446,272,203	367,407,757
Reserves	21	30,127,718	29,004,818
Accumulated losses	21	(339,930,532)	(302,335,209)

Equity attributable to the owners of Immutep Limited		136,469,389	94,077,366

TOTAL EQUITY		136,469,389	94,077,366

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F-
5

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
		2023	2022	2021
	Note	A$	A$	A$
Revenue
License revenue		—	170,369	—
Other income
Research material sales		191,721	84,018	312,841
Grant income		3,314,001	4,459,974	3,549,965
Net gain on foreign exchange		623,511	1,228,122	—
Net gain on fair value movement of warrants	15	131,896	591,070	—
Interest income		938,999	224,520	105,327

Total revenue and other income		5,200,128	6,758,073	3,968,133

Expenses
Research & development and intellectual property expenses	5	(36,257,187)	(31,341,576)	(17,236,780)
Corporate administrative expenses	5	(8,679,840)	(7,210,123)	(6,282,105)
Net loss on fair value movement of warrants	15	—	—	(8,663,013)
Net loss on foreign exchange		—	—	(507,042)
Finance costs		(20,401)	(92,430)	(9,825)
Net Changes in fair value of convertible note liability	16	(139,048)	(324,736)	(1,171,959)

Loss before income tax expense		(39,896,348)	(32,210,792)	(29,902,591)
Income tax (expense)/ benefit	6	—	(34)	(33)

Loss after income tax expense for the year		(39,896,348)	(32,210,826)	(29,902,624)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		3,592,502	(922,327)	(580,408)

Other comprehensive income/(loss) for the year, net of tax		3,592,502	(922,327)	(580,408)

Total comprehensive loss for the year		(36,303,846)	(33,133,153)	(30,483,032)

Loss for the year is attributable to:
Owners of Immutep Limited		(39,896,348)	(32,210,826)	(29,902,624)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(36,303,846)	(33,133,153)	(30,483,032)

		Cents	Cents	Cents
Basic loss per share	31	(4.47)	(3.79)	(5.03)
Diluted loss per share	31	(4.47)	(3.79)	(5.03)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

F-
6

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Australian dollars, except number of shares)

		Years Ended June 30,
		2023	2022	2021
	Note	A$	A$	A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(39,991,402)	(33,838,950)	(19,514,293)
Cash receipts from grant income and government incentives		3,655,807	3,302,200	1,313,997
Cash receipts from license revenue		—	87,816	—
Cash receipts from research material sales		82,319	86,990	322,586
Interest received		917,997	224,656	112,243
Advance from customers		—	—	138,312
Income Tax paid		—	(34)	(33)
Payment for security deposit		—	—	—
Payment for interest expenses		(20,541)	(92,430)	(13,154)

Net cash outflows used in operating activities	30	(35,355,820)	(30,229,752)	(17,640,342)

Cash flows related to investing activities
Payments for plant and equipment	11	(82,735)	(22,914)	(15,601)

Net cash outflows used in investing activities		(82,735)	(22,914)	(15,601)

Cash flows related to financing activities*
Proceeds from issue of shares	20	80,082,752	52,975,330	43,307,232
Proceeds from issue of warrants		—	—	—
Proceeds from exercising of warrants	15	—	—	11,266,430
Share issue transaction costs	20	(3,848,741)	(2,427,155)	(2,144,359)
Principal elements of lease payments	19	(211,974)	(222,536)	(214,378)
Advance payment from shareholders for SPP		—	—	465,000
Transaction costs of warrant issues		—	—	—

Net cash in flows provided by (used in) financing activities		76,022,037	50,325,639	52,679,925

Net increase/(decrease) in cash and cash equivalents		40,583,481	20,072,973	35,023,982
Effect of exchange rate on cash and cash equivalents		2,839,106	(671,035)	(752,838)
Cash and cash equivalents at the beginning of the year		79,995,129	60,593,191	26,322,047

Cash and cash equivalents at the end of the year	7	123,417,716	79,995,129	60,593,191

*	Non-cash investing and financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 16 to the financial statements.

•	Fair value movement of warrant liability disclosed in Note 15 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 21 to the financial statements.
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F-
7

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2020	242,990,507	66,014,899	(275,706,061)	33,299,345
Other comprehensive income for the year, net of tax	—	(580,408)	—	(580,408)
Loss after income tax expense for the year	—	—	(29,902,624)	(29,902,624)

Total comprehensive income/(loss) for the year	—	(580,408)	(29,902,624)	(30,483,032)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	41,172,232	—	—	41,172,232
Conversion of Convertible Notes	12,092,937	(31,073,830)	26,415,084	7,434,191
Exercise of Warrants net of transaction costs	15,595,335	—	4,551,381	20,146,716
Employee share based payment	—	1,702,159	—	1,702,159
Exercise of vested performance rights	1,571,294	(1,571,294)	—	—

Balance at June 30, 2021	313,422,305	34,491,526	(274,642,220)	73,271,611

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2021	313,422,305	34,491,526	(274,642,220)	73,271,611
Other comprehensive income for the year, net of tax		(922,327)	—	(922,327)
Loss after income tax expense for the year	—	—	(32,210,826)	(32,210,826)

Total comprehensive income/(loss) for the year	—	(922,327)	(32,210,826)	(33,133,153)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	51,053,411	—	—	51,053,411
Conversion of Convertible Notes	2,059,791	(5,178,972)	4,517,837	1,398,656
Employee share based payment	—	1,486,841	—	1,486,841
Exercise of vested performance rights	872,250	(872,250)	—	—

Balance at June 30, 2022	367,407,757	29,004,818	(302,335,209)	94,077,366

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2022	367,407,757	29,004,818	(302,335,209)	94,077,366
Other comprehensive income for the year, net of tax	—	3,592,502	—	3,592,502
Loss after income tax expense for the year	—	—	(39,896,348)	(39,896,348)

Total comprehensive income/(loss) for the year	—	3,592,502	(39,896,348)	(36,303,846)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	75,937,746	—	—	75,937,746
Conversion of Convertible Notes	1,045,012	(2,589,486)	2,301,025	756,551
Employee share based payment	—	2,001,572	—	2,001,572
Exercise of vested performance rights	1,881,688	(1,881,688)	—	—

Balance at June 30, 2023	446,272,203	30,127,718	(339,930,532)	136,469,389

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

F-
8

IMMUTEP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Level 33, Australia Square, 264 George Street
Sydney NSW 2000
The financial statements were authorised for issue by the directors on October 10, 2023. The directors have the power to amend and reissue the financial statements.
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.
Whilst
COVID-19
pandemic has continued to result in significant disruptions to the global economy during the fiscal year ended June 30, 2023, there still remains substantial uncertainty over the ultimate duration and the extent of the pandemic as well as the corresponding economic impacts. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements. For the Group, the ongoing
COVID-19
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
(ii) New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2023 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

F-
9

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
Entities should reconsider their existing classification in light of the amendment and determine whether any changes are required. The Amendment should be applied for annual periods beginning on or after January 1, 2023. There is no significant impact on adopting the amendment to AASB 101(IAS 1).
There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting years and on foreseeable future transactions.
(iii) New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2022;

•
AASB
2020-3
Amendments to Australian Accounting Standards – Annual Improvements 2018 – 2020 and Other Amendments [AASB 1, (IFRS 1), AASB 3 (IFRS 3), AASB 9 (IFRS 9), AASB 116 (IAS 16), AASB 137 (IAS 37) & AASB 141(IAS 41)].

The Group also elected to adopt the following standards and amendments early:

•	AASB 2021-5 Amendments to Australian Accounting Standards – Deferred Tax related to Assets and Liabilities arising from a Single Transaction [AASB 112 (IAS 12)].
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
Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

F-
10

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
Foreign exchange gains and losses that relate to borrowings are presented in the Statement of Comprehensive Income, within finance costs. All other foreign exchange gains and losses are presented separately in the Statement of Comprehensive Income on a net basis.
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

F-1
1

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
clinical trials and research.
The Group recognizes revenues from license fees for intellectual property (IP) both at a point in time and over a period of time. The Group must make an assessment as to whether such a license represents a right-to-use
the IP (at a point in time) or a right to access the IP (over time). Revenue for a right-
to-use
license is recognized by the Group when the licensee can use and benefit from the IP after the license term begins, e.g., the Group has no further obligations in the context of the out-licensing
of a drug candidate or technology. A license is considered a right to access the intellectual property when the Group undertakes activities during the license term that significantly affect the IP, the customer is directly exposed to any positive or negative effects of these activities, and these activities do not result in the transfer of a good or service to the customer. Revenues from the right to access the IP are recognized on a straight-line basis over the license term.
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
(iii) Research material sales
Revenue from the sale of materials supplied to other researchers in order to conduct further studies on
LAG-3
technologies is recognized at a point in time when the materials are delivered, the legal title has passed, and the other party has accepted the materials.

F-1
2

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

F-1
3

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
(i) Current receivables
Current receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. Amounts receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.
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

F-1
4

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Financial Instruments (continued)
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
5

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
(n) Plant and equipment
Plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture and fittings – 3-5 years
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
6

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
7

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
8

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Goods and Services Tax (‘GST’) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
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
assets are recognised on a
straight-line
basis as an expense in profit or loss. During the fiscal year ended June 30, 2023, the expense recognised for short term leases was A$6,539 and the expense recognised for low value leases was A$5,782.
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

9

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

F-
20

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
The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2023 and June 30, 2022.
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

		June 30, 2023		June 30, 2022
	DKK	USD	EUR	USD	EUR
Cash in bank	—	2,992,306	27,753,499	11,897,759	42,964,345
Trade and other receivables	—	125,024	4,265,992	15,568	4,094,262
Trade and other payables	(179,329)	(1,484,954)	(4,271,655)	(1,068,539)	(1,717,675)
Sensitivity
Based on the financial assets and liabilities held at June 30, 2023, had the Australian dollar weakened/ strengthened by 10% against the Danish Krone with all other variables held constant, the Group’s post-tax
loss for the year would have been $17,933
 higher / $17,933 lower (2022 –
nil lower/ /nil higher).
Based on the financial assets and liabilities held at June 30, 2023, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax
loss for the year would have been $ 163,238
 lower/ $ 163,238 higher (2022 – $
1,084,479 lower/ $1,084,479 higher).
Based on the financial instruments held at June 30, 2023, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the Group’s post-tax loss for the year would have been $
2,774,784
 lower/ $ 2,774,784 higher (2022 – $
4,534,092
 lower/ /$4,534,092 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity.

F-2
1

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)
(a) Market risk (continued)

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
The credit quality of cash and cash equivalents and receivables are neither past due nor impaired can be assessed by reference to external credit ratings:

	June 30, 2023	June 30, 2022
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	123,417,716	79,995,129
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call and short term deposits which mature within three months from acquisition of $123,417,716 (2022 – $79,995,129) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
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

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	More than 5 years	Total contractual cash flows	Carrying Amount (assets) / liabilities
At June 30, 2023	$	$	$	$	$
Non-Derivatives
Trade and other payables	9,024,600	—	—	9,024,600	9,024,600
Convertible note liability (refer note 16)	—	1,117,255	—	1,117,255	835,446
Lease liability	194,688	212,952	—	407,640	392,822

	9,219,288	1,330,207	—	10,549,495	10,252,868

F-2
2

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

(d) Fair value measurements
The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2023 and June 30, 2022 on a recurring basis:

At June 30, 2023	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	835,446	835,446
Warrant liability	—	—	—	—

Total liabilities	—	—	835,446	835,446

At June 30, 2022	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	1,452,950	1,452,950
Warrant liability	—	131,896	—	131,896

Total liabilities	—	131,896	1,452,950	1,584,846

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

F-2
3

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)
(d) Fair value measurements (continued)

(ii) Fair value measurements using value techniques

•	There are no financial instruments as at June 30, 2023 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 15 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 16 for details of fair value measurement.
(iii) Valuation inputs and relationships to fair value
For US warrant valuation inputs under Level 2, please refer to Note 15.
The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair Value at June 30, 2023 $	Unobservable inputs	Range of inputs
Convertible note	835,446	Face Value	859,427
		Interest Rate of Note	3%
		Risk adjusted Interest rate	15%
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
(c) Liquidity
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2023, the Group holds cash and cash equivalents of $123,417,716 (2022: $79,995,129).
In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months.

F-2
4

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
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2023 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note1(g).
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

F-2
5

NOTE 4. SEGMENT REPORTING
Identification of reportable operating segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information June 30, 2023	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	191,721	—	191,721
Grant income	3,314,001	—	3,314,001
Net gain on fair value movement of warrants		131,896	131,896
Net gain on foreign exchange		623,511	623,511
Interest income		938,999	938,999

Total revenue and other income	3,505,722	1,694,406	5,200,128

Result
Segment Result	(41,431,305)	1,534,957	(39,896,348)

Profit/(loss) before income tax expense	(41,431,305)	1,534,957	(39,896,348)

Income tax expense	—	—	—

Loss after income tax expense			(39,896,348)
Total segment assets	147,448,990	—	147,448,990
Total segment liabilities	10,979,601	—	10,979,601

Operating segment information June 30, 202 2	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	170,369	—	170,369
Other income
Research material sales	84,018	—	84,018
Grant income	4,459,974	—	4,459,974
Net gain on fair value movement of warrants	—	591,070	591,070
Net gain on foreign exchange	—	1,228,122	1,228,122
Interest income	—	224,520	224,520

Total revenue and other income	4,714,361	2,043,712	6,758,073

Result
Segment Result	(33,929,768)	1,718,976	(32,210,792)

Profit/(loss) before income tax expense	(33,929,768)	1,718,976	(32,210,792)
Income tax expense			(34)

Loss after income tax expense			(32,210,826)

Total segment assets	102,169,550	—	102,169,550
Total segment liabilities	8,092,184	—	8,092,184

F-2
6

NOTE 4. SEGMENT REPORTING (continued)

Operating segment information June 30, 2021	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	312,841	—	312,841
Grant income	3,549,965	—	3,549,965
Net gain on fair value movement of warrants	—	—	—
Net gain on foreign exchange	—	—	—
Interest income	—	105,327	105,327

Total revenue and other income	3,862,806	105,327	3,968,133

Segment Result	(19,665,904)	(10,236,687)	(29,902,591)

Profit/(loss) before income tax expense	(19,665,904)	(10,236,687)	(29,902,591)
Income tax expense			(33)

Loss after income tax expense			(29,902,624)

Total segment assets	82,030,533	—	82,030,533
Total segment liabilities	8,758,922	—	8,758,922
F-2
7

NOTE 5. EXPENSES

	Consolidated
	June 30, 2023	June 30, 2022	June 30, 2021
	$	$	$
Breakdown of expenses by nature
Research and development*	28,793,385	25,337,538	12,020,714
Employee benefits expenses	6,527,725	4,966,304	3,856,038
Amortisation of Intellectual property	1,821,865	1,814,199	1,866,067
Employee share-based payment expenses	2,001,572	1,486,841	1,702,159
Intellectual property management	974,025	814,133	759,041
Auditor’s remuneration	866,712	561,485	289,202
Depreciation	239,954	249,276	204,049
Other administrative expenses	3,711,789	3,321,923	2,821,615

Total Research & Development and Corporate & administrative expenses	44,937,027	38,551,699	23,518,885

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.
NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2023	June 30, 2022	June 30, 2021
	A$	A$	A$
Current tax
Current tax on profits for the fiscal year	—	34	33

Total current tax expense	—	34	33

Deferred income tax
Decrease in deferred tax assets	(2,326,468)	244,144	358,825
Decrease in deferred tax liabilities	2,326,468	(244,144)	(358,825)

Total deferred tax (benefit)/expense	—	—	—

Income tax expense	—	34	33

	Consolidated
	June 30, 2023	June 30, 2022	June 30, 2021
	A$	A$	A$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(39,896,348)	(32,210,792)	(29,902,591)
Tax at the Australian tax rate of 25% (2022:25%, 2021:26%)	(9,974,087)	(8,052,698)	(7,774,674)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments	500,393	371,710	464,324
Other non-deductible expenses	332,523	1,485,059	1,239,756
Non-assessable income	(828,500)	(783,318)	(541,122)
Deductible capital listing fee	(507,561)	(368,398)	(259,458)
Adjustment of current tax for prior period	—	148,303	—
Difference in overseas tax rates*	5,442,226	4,118,372	2,132,187

	(5,035,006)	(3,080,970)	(4,738,987)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	5,035,006	3,080,936	4,738,954

Income tax expense**	—	(34)	(33)

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for fiscal year 2023, 2022 and 2021.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

F-2
8

NOTE 6. INCOME TAX EXPENSE
(continued)

	Consolidated
	June 30, 2023	June 30, 2022	June 30, 2021
	A$	A$	A$
Deferred tax assets for tax losses not recognised comprises:
Carried forward tax losses benefit	221,070,595	206,764,587	195,098,009

Total deferred tax assets for tax losses not recognized	42,042,046	43,688,958	43,593,823

The above potential tax benefit for tax losses has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2023 was $221,070,595 (2022: $206,764,587). Utilisation of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilize the losses.
NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$
Cash on hand	358	74
Cash at bank	119,829,155	79,693,054
Restricted cash	—	—
Cash on deposit	3,588,203	302,001

	123,417,716	79,995,129

The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0 % to 4.7% in 2023 (0% to 1.15% in 2022).
NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$
GST and VAT receivables	1,781,734	2,088,394
Receivable for grant income	6,039,650	6,267,855
Accounts receivables	130,677	17,358

	7,952,061	8,373,607

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2023. No receivables were impaired or past due.

9

NOTE 9. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$
Prepayments*	3,521,300	2,377,901
Security deposit	53,194	65,060
Accrued income	21,073	43

	3,595,567	2,443,004

Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.
NOTE 10. OTHER NON-CURRENT ASSETS

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$
Prepayments	2,524,911	495,660

	2,524,911	495,660

Prepayments are largely in relation to prepaid insurance and deposits paid to organizations involved in the clinical trials.

F-
30

NOTE 11.
NON-CURRENT
ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment A$	Computers A$	Furniture and fittings A$	Total A$
At June 30, 2021
Cost or fair value	549,961	98,985	21,552	670,498
Accumulated depreciation	(534,040)	(76,825)	(18,742)	(629,607)

Net book amount	15,921	22,160	2,810	40,891

Fiscal Year ended June 30, 2022
Opening net book amount	15,921	22,160	2,810	40,891
Exchange differences	(504)	(458)	(54)	(1,016)
Additions	2,343	14,671	5,900	22,914
Disposals	—	—	—	—
Depreciation charge	(7,703)	(14,112)	(3,041)	(24,856)

Closing net book amount	10,057	22,261	5,615	37,933

At 30 June 2022
Cost or fair value	535,749	108,827	26,350	670,926
Accumulated depreciation	(525,692)	(86,566)	(20,735)	(632,993)

Net book amount	10,057	22,261	5,615	37,933

Fiscal Year ended June 30, 2023
Opening net book amount	10,057	22,261	5,615	37,933
Exchange differences	631	169	452	1,252
Additions	60,305	18,140	4,290	82,735
Disposals	—	(1,427)	—	(1,427)
Depreciation charge	(19,222)	(14,750)	(3,377)	(37,349)

Closing net book amount	51,771	24,393	6,980	83,144

At June 30, 2023
Cost or fair value	506,059	182,397	39,394	727,850
Accumulated depreciation	(454,288)	(158,004)	(32,414)	(644,706)

Net book amount	51,771	24,393	6,980	83,144

F-3
1

NOTE 12.
NON-CURRENT
ASSETS – INTANGIBLES

	Intellectual
	Property
	Assets	Goodwill	Total
	A	A$	A$
At June 30, 2021
Cost or fair value	24,880,102	109,962	24,990,064
Accumulated amortization	(12,142,816)	—	(12,142,816)

Net book amount	12,737,286	109,962	12,847,248

Fiscal Year ended June 30, 2022
Opening net book amount	12,737,286	109,962	12,847,248
Exchange difference	(478,979)	—	(478,979)
Amortization charge	(1,814,199)	—	(1,814,199)

Closing net book amount	10,444,108	109,962	10,554,070

At June 30, 2022
Cost or fair value	23,864,364	109,962	23,974,326
Accumulated amortization	(13,420,256)	—	(13,420,256)

Net book amount	10,444,108	109,962	10,554,070

Fiscal Year ended June 30, 2023
Opening net book amount	10,444,108	109,962	10,554,070
Exchange difference	758,017	—	758,017
Amortization charge	(1,821,865)	—	(1,821,865)

Closing net book amount	9,380,260	109,962	9,490,222

At June 30, 2023
Cost or fair value	25,816,589	109,962	25,926,551
Accumulated amortization	(16,436,329)	—	(16,436,329)

Net book amount	9,380,260	109,962	9,490,222

(i) Amortization methods and useful lives
The Group amortizes intangible assets with a limited useful life using the straight-line method.
The Group amortises intellectual property assets using the straight-line method over a 13-14 year period.
The Group’s intellectual property assets includes patents related to its
LAG-3
product candidates.
NOTE 13. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2023 $	June 30, 2022 $
Employee benefits	97,869	71,205
Accruals	269,178	202,824
Unrealized exchange (gain)/loss	—	342,222
Unused tax loss	3,003,843	428,171
Set-off of deferred tax liabilities pursuant to set-off provisions	(3,370,890)	(1,044,422)

Net Deferred tax assets	—	—

F-3
2

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

	Consolidated
	June 30, 2023	June 30, 2022
	$	$

Intangible assets	938,026	1,044,411
Unrealized exchange gain	2,432,357	—
Accrued income	507	11

Total deferred tax liabilities	3,370,890	1,044,422
Set-off of deferred tax liabilities pursuant to set-off provisions	(3,370,890)	(1,044,422)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Deferred Tax	Deferred Tax
	Asset	Liability	Total
Movements	$	$	$

At June 30, 2022	1,044,422	(1,044,422)	—
(Charged)/credited to profit or loss	2,326,468	(2,326,468)	—

At June 30, 2023	3,370,890	(3,370,890)	—

NOTE 14. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$

Trade payables	5,448,213	2,866,144
Other payables and accruals	3,576,387	2,886,044

	9,024,600	5,752,188

NOTE 15.
NON-CURRENT
LIABILITIES – US WARRANT LIABILITY

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$

Opening balance	131,896	722,966
Fair value movements	(131,896)	(591,070)
Exercising of warrants*	—	—

Closing Balance	—	131,896

*
In July 2017, the Group completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the Group to issue American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants were issued with an exercise price of US$2.50 per ADS, were exercisable immediately and expired on January 5, 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the financial year 2022, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remained as at June 30, 2022. During the financial year 2023 no warrants were exercised, and 206,507 warrants expired on January 5, 2023.

In December 2018, the Group completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of Immutep for cash consideration totaling A$7,328,509. In this private placement, the Group agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs.

F-3
3

NOTE 15.
NON-CURRENT
LIABILITIES – US WARRANT LIABILITY (continued)

The warrants were issued with an exercise price of US$2.50 per ADS. The Warrants were able to be exercised in whole or in part at any time or times up until the Warrant Expiry Date of February 12, 2022. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each, hence none of these warrants remain as at June 30, 2023.
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
Fair value of warrants
As of June 30, 2023, the fair value of the US warrant is nil, given that there are no remaining outstanding US warrants subsequent to the expiration of 206,507 warrants on January 5, 2023.
NOTE 16.
NON-CURRENT
LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$
Convertible note at fair value at beginning of reporting period	1,452,950	2,526,870
Net change in fair value	139,048	324,736
Transfer to contributed equity on conversion of Convertible Notes	(461,805)	(893,379)
Transfer to accumulated losses on conversion of Convertible Notes	(294,747)	(505,277)

Convertible note at fair value at end of reporting period	835,446	1,452,950

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.
During FY2021, 75% of the Convertible Notes have been converted to ordinary shares. These have been done in three issuances of 25% each between March 2021 and June 2021. During FY2022, further 12.5% of the Convertible Notes have been converted to ordinary shares in March 2022. At the reporting date, 6.25% of the original Convertible Note balance remains outstanding. The outstanding notional amount of the Convertible Notes (including the accrual of 3% p.a interest) as at June 30, 202
3
 was $1,063,358, which can be converted into 6,646,432 ordinary shares at an exercise price of $0.16 per share if Ridgeback elects to convert the Convertible Notes into ordinary shares. All Notes have been converted to ordinary shares at $nil consideration per the original subscription agreement.

F-3
4

NOTE 16.
NON-CURRENT
LIABILITIES – CONVERTIBLE NOTE (continued)

The 13,750,828 Convertible Notes issued in 2015 have a face value of $1.00 per note which are exercisable at a price of approximately $0.16 per share (adjusted for post share consolidation and anti-dilution clause), mature on August 4, 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into ordinary shares of the Company (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.
Details of the warrants granted together with the convertible note at initial recognition date are as
follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$ 0.025 per share on or before August 4, 2025

•	371,445,231 warrants were granted which are exercisable at a price of A$ 0.0237 per share on or before August 4, 2020
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
The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$ 0.248 per share

•	37,144,524 warrants with an exercise price of A$ 0.235 per share
37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on August 4, 2020. None of the other warrants specified above have been exercised since initial recognition up to June 30, 2023.

F-3
5

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
After initial recognition, there were five subsequent conversions of convertible notes in total as follows and of which one conversion happened during the year ended 30 June 2023:
Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)
Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)
Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)
Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)
Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)
859,427 convertible notes (i.e., 6.25% of the initial convertible notes) remain outstanding as at 30 June 2023, each with a face value of A$1.00. The liability component of the convertible note has been measured at fair value as required by AASB 2 – Share-based Payments.

	Note – Liability	Conversion feature – Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,005,325	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at June 30, 2023	835,446	2,589,486

NOTE 17. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$
Annual leave	562,301	357,029

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements whe
re employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
NOTE 18.
NON-CURRENT
LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$
Long service leave	147,738	108,140
Provision for retirement payment	16,694	9,112

	164,432	117,252

F-3
6

NOTE 19. LEASES
The consolidated balance sheet shows the following amounts relating to leases:

	Consolidated	Consolidated
	June 30, 2023	June 30, 2022
Right-of-use Assets	$	$
Buildings	385,369	270,147

	385,369	270,147

	Consolidated	Consolidated
	June 30, 2023	June 30, 2022
Lease Liabilities	$	$
Current	185,205	173,377
Non-current	207,617	107,492

Balance at June 30, 2023	392,822	280,869

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the fiscal years June 30, 2023 and June 30, 2022 are as follows:

ROU asset	A$
Initial value of ROU asset recognised as at July 1, 2019	336,090
Less: lease incentives	(12,215)
Net ROU asset recognised under AASB 16 (IFRS 16) as at July 1, 2019	323,875
Depreciation for the fiscal year ended June 30, 2020	(126,712)
Foreign exchange differences	4,052
Closing balance of ROU asset as at June 30, 2020	201,215
Closing balance of ROU asset as at July 1, 2020	201,215
Lease addition and modification for the fiscal year ended June 30, 2021	254,461
Depreciation for the fiscal year ended June 30, 2021	(181,374)
Foreign exchange differences	(5,489)
Closing balance of ROU asset as at June 30, 2021	268,813
Opening balance of ROU asset as at July 1, 2021	268,813
Lease addition and modification for the fiscal year ended June 30, 2022	306,667
Lease disposals for the financial year ended June 30, 2022	(74,782)
Depreciation for the fiscal year ended June 30, 2022	(224,406)
Foreign exchange differences	(6,145)
Closing balance of ROU asset as at June 30, 2022	270,147
Lease addition and modification for the fiscal year ended June 30, 2023	311,986
Lease disposals for the financial year ended June 30, 2023	—
Depreciation for the fiscal year ended June 30, 2023	(202,605)
Foreign exchange differences	5,841
Closing balance of ROU asset as at June 30, 2023	385,369
For the fiscal years June 30, 2023 and June 30, 2022, movement of lease liabilities and aging presentation are as follows:

	Consolidated	Consolidated
	June 30, 2023	June 30, 2022
Lease Liabilities Reconciliation	$	$
Opening Balance	280,869	288,307
Lease additions and modifications	311,986	292,126
Interest charged for the year	8,678	10,462
Disposals	—	(76,123)
Principal paid for the year	(211,974)	(222,536)
Interest expense paid for the year	(8,818)	(9,712)
Foreign exchange adjustments	12,081	(1,655)

Closing Balance	392,822	280,869

F-3
7

NOTE 19. LEASES (continued)

Maturities of Lease Liabilities
The table below shows the Group’s lease liabilities in relevant maturity groupings based on their
contractual maturities. The amounts disclosed in the table are the contractual undiscounted cashflows.

Lease Liabilities	Less than 1 year $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cashflows	Carrying amount $
2023	194,688	212,952	—	—	407,640	392,822
2022	178,510	108,706	—	—	287,216	280,869
NOTE 20. CONTRIBUTED EQUITY

	Note		Consolidated
			June 30, 2023 A$	June 30, 2022 A$
Fully paid ordinary shares	20	(a)	436,610,249	357,745,803
Options over ordinary shares – listed			9,661,954	9,661,954

			446,272,203	367,407,757

In November 2019, the shareholders approved a 10 to 1 share consolidation during the 2019 Annual General Meeting. Refer to notes 15 and 16 for impact of the 10 to 1 share consolidation to US warrants and convertible notes, respectively.
(a) Ordinary Shares

			June 30, 2023		June 30, 2022
	Note		No.	A$	No.	A$
At the beginning of reporting period			866,239,815	357,745,803	748,152,935	303,760,351
Shares issued during the year	20	(b)	308,010,583	80,082,752	102,769,866	53,440,330
Transaction costs relating to share issues			—	(4,145,006)	—	(2,386,919)
Exercise of performance rights (shares issued during the year)	20	(b)	6,908,380	1,881,688	3,200,000	872,250
Conversion of Convertible Notes (shares issued during the period)	20	(b)	6,147,431	1,045,012	12,117,014	2,059,791

At reporting date			1,187,306,209	436,610,249	866,239,815	357,745,803

F-3
8

NOTE 20. CONTRIBUTED EQUITY
(continued)

(b) Shares issued

		Issue Price	Total
2023 Details	Number	A$	A$
Share issued under Retail Entitlement Offer	47,145,743	0.26	12,257,894
Shares issued under Institutional Placement	260,864,840	0.26	67,824,858
Performance rights exercised (transfer from share-based payment reserve)	6,908,380	0.27	1,881,688
Convertible Notes exercised	6,147,431	0.17	1,045,012

	321,066,394		83,009,452

		Issue Price	Total
2022 Details	Number	A$	A$
Shares issued under Securities Purchase Plan	13,799,149	0.52	7,175,557
Share placement July 2021	88,970,717	0.52	46,264,773
Performance rights exercised (transfer from share-based payment reserve)	3,200,000	0.27	872,250
Convertible Notes exercised	12,117,014	0.17	2,059,791

	118,086,880		56,372,371

*	All number of shares have been adjusted for the 10 to 1 share consolidation.
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
Unlisted Options

Expiration Date	Exercise Price	Number
August 4, 2025	$0.248	847,600

Total		847,600

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

9

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
NOTE 21. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2023	June 30, 2022
	A$	A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	5,178,972
Foreign currency translation reserve	3,844,507	252,005
Share-based payment reserve	4,577,520	4,457,636

	30,127,718	29,004,818

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	5,178,972	10,357,944
Transfer to accumulated losses on conversion of Convertible Notes	(2,006,280)	(4,012,560)
Transfer to contributed equity on conversion of Convertible Notes	(583,206)	(1,166,412)

Ending balance	2,589,486	5,178,972

Movement in foreign currency translation reserve were as follows:
Opening balance	252,005	1,174,332
Currency translation differences arising during the year	3,592,502	(922,327)

Ending balance	3,844,507	252,005

Movement in share-based payment reserve were as follows:
Opening balance	4,457,636	3,843,045
Option and Performance rights expensed during the year	2,001,572	1,486,841
Exercise of vested performance rights transferred to contributed equity	(1,881,688)	(872,250)

Ending balance	4,577,520	4,457,636

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(302,335,209)	(274,642,220)
Net loss for the year	(39,896,348)	(32,210,826)
Conversion of Convertible Notes*	2,301,025	4,517,837
Exercise of warrants	—	—

Ending Balance	(339,930,532)	(302,335,209)

*
The conversion of convertible notes to accumulated losses amounted to $2,301,025 (FY2022: 4,517,837). This amount is comprised of: $2,006,280 (FY2022: $4,012,560 ) related to the fair value feature of the converted convertible notes and $294,745 (FY2022: $505,277 ) related to the unwinding of the discount (fair value adjustment).

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

F-
40

NOTE 22. DIVIDENDS
There were no dividends paid or declared during the current or previous fiscal year.
NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$	June 30, 2021 A$
Short-term employee benefits	1,471,671	1,341,126	1,399,536
Long-term employee benefits	11,967	13,091	9,059
Post-employment benefits	54,548	47,611	157,001
Share-based payments	1,380,074	1,110,757	1,278,490

	2,918,260	2,512,585	2,844,086

(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
There were no options provided as remuneration during the fiscal years June 30, 2023, June 30, 2022 and June 30, 2021.
(ii) Shareholding
The numbers of shares in the company held during the year by each director of and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation. On November 5, 2019, there was a 10 to 1 share consolidation. The number of shares in the fiscal years 2023, 2022 and 2021 tables below are prepared on post share consolidation basis.

		Received during the
	Balance at start	fiscal year	Received during the	Other changes	Balance at end
	of the	on exercise of	fiscal year on the	during the	of the
June 30, 2023	fiscal year	performance rights	exercise of options	fiscal year #	fiscal year
Ordinary shares
Dr Russell Howard	1,000,000	113,207	—	—	1,113,207
Mr Pete Meyers	2,274,395	500,000	—	—	2,774,395
Mr Marc Voigt	8,847,445	2,400,000	—	—	11,247,445
Dr Frédéric Triebel	7,753,764	900,000	—	—	8,653,764
Ms Lucy Turnbull	3,284,126	92,966	—	(3,377,092)*	—
Ms Lis Boyce	—	—	—		—
Ms Deanne Miller	2,767,305	600,000	—	(100,000)	3,267,305

Total ordinary shares	25,927,035	4,606,173	—	(3,477,092)	27,056,116

ADSs			—
Mr Marc Voigt	45	—	—	—	45
Dr Frédéric Triebel	17,061	—	—	—	17,061
Total ADSs	17,106	—	—	—	17,106

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position

F-4
1

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

		Received during the
	Balance at start	fiscal year	Received during the	Other changes		Balance at end
	of the	on exercise of	fiscal year on the	during the		of the
June 30, 2022	fiscal year	performance rights	exercise of options	fiscal year #		fiscal year
Ordinary shares
Dr Russell Howard	750,000	250,000	—	—		1,000,000
Mr Pete Meyers	1,774,395	500,000	—	—		2,274,395
Mr Marc Voigt	8,847,445	—	—	—		8,847,445
Mr Grant Chamberlain	1,728,023	450,000	—	(2,178,023	)*	—
Ms Lucy Turnbull	—	—	—	3,284,126	**	3,284,126
Ms Deanne Miller	2,963,892	600,000	—	(796,587)		2,767,305
Dr Frédéric Triebel	6,853,764	900,000	—	—		7,753,764

Total ordinary shares	22,917,519	2,700,000	—	309,516		25,927,035

ADSs
Mr Marc Voigt	45	—	—	—		45
Dr Frédéric Triebel	—	17,061	—	—		17,061
Total ADSs	45	17,061	—	—		17,106

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position
**
This change during the year represents Ms Lucy Turnbull’s shareholding before she became director on February 25, 2022. The shareholding includes 2,981,626 shares held directly and 302,500 shares held indirectly.

		Received during the
	Balance at start	fiscal year	Received during the	Other changes	Balance at end
	of the	on exercise of	fiscal year on the	during the	of the
June 30, 2021	fiscal year	performance rights	exercise of options	fiscal year *	fiscal year
Ordinary shares
Dr Russell Howard	500,000	250,000	—	—	750,000
Mr Pete Meyers	1,500,758	273,637	—	—	1,774,395
Mr Marc Voigt	7,647,445	1,200,000	—	—	8,847,445
Mr Grant Chamberlain	1,301,369	426,654	—	—	1,728,023
Ms Deanne Miller	3,003,892	600,000	—	(640,000)	2,963,892
Dr Frédéric Triebel	5,953,764	900,000	—	—	6,853,764

Total ordinary shares	19,907,228	3,650,291	—	(640,000)	22,917,519

ADSs
Mr Marc Voigt	45				45
Total ADSs	45				45

*	Other changes during the year include the shares acquired via the Entitlements Offer, on market acquisition and disposals.

F-4
2

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings
There were no options holdings held and no movements during the fiscal years 2023, 2022 and 2021.
(iv) Performance rights holdings
The number of performance rights over ordinary shares in the parent entity held during the year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below. On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights in the fiscal years 2023, 2022 and 2021 tables below are prepared on post share consolidation basis.

						Balance at
	Balance at					end
	start of			Other		of the	Vested and
June 30, 2023	the fiscal year	Granted	Exercised	Changes		fiscal year	exercisable	Unvested
Performance Rights over ordinary shares
Dr. Russell Howard	339,621	—	(113,207)	—		226,414	—	226,414
Mr. Pete Meyers	1,000,000	1,166,667	(500,000)	—		1,666,667	—	1,666,667
Mr Marc Voigt	6,000,000	—	(2,400,000)	—		3,600,000	—	3,600,000
Dr. Frédéric Triebel	3,600,000	—	(900,000)	—		2,700,000	—	2,700,000
Ms Lucy Turnbull	—	457,832	(92,966)	(364,866	)*	—	—	—
Ms Lis Boyce	—	—	—	—		—	—	—
Ms Deanne Miller	2,400,000	—	(600,000)	—		1,800,000	—	1,800,000

	13,339,621	1,624,499	(4,606,173)	(364,866)		9,993,081	—	9,993,081

*	The change during the year represents derecognition due to the cessation of the director’s position.

						Balance at
	Balance at					end
	start of			Other		of the	Vested and
June 30, 2022	the fiscal year	Granted	Exercised	Changes		fiscal year	exercisable	Unvested
Performance Rights over ordinary shares
Dr. Russell Howard	250,000	339,621	(250,000)	—		339,621	—	339,621
Mr. Pete Meyers	1,500,000	—	(500,000)	—		1,000,000	—	1,000,000
Mr. Marc Voigt	2,400,000	3,600,000	—	—		6,000,000	1,200,000	4,800,000
Mr Grant Chamberlain	1,350,000	—	(450,000)	(900,000	)*	—	—	—
Ms. Deanne Miller	1,200,000	1,800,000	(600,000)	—		2,400,000	—	2,400,000
Dr. Frédéric Triebel	1,800,000	2,700,000	(900,000)	—		3,600,000	—	3,600,000

	8,500,000	8,439,621	(2,700,000)	(900,000)		13,339,621	1,200,000	12,139,621

*	The change during the year represents derecognition due to the cessation of the director’s position.

F-4
3

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

NOTE 24. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related
audit firms

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$	June 30, 2021 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	789,291	561,485	289,202
Other audit and assurance services in relation to regulatory filings overseas	77,421	—	—

Total remuneration of PricewaterhouseCoopers Australia	866,712	561,485	289,202

NOTE 25. CONTINGENT LIABILITIES
There were no material contingent liabilities in existence at June 30, 2023 and June 30, 2022.
NOTE 26. COMMITMENTS FOR EXPENDITURE
There were no material commitments for expenditure in existence at June 30, 2023 and June 30, 2022.
NOTE 27. RELATED PARTY TRANSACTIONS
Parent entity
Immutep Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 28.
Key management personnel
Disclosures relating to key management personnel are set out in note 23 and 32.

F-4
4

NOTE 27. RELATED PARTY TRANSACTIONS
(continued)

Transactions with related parties
There is no transaction occurred with related parties for fiscal year ended June 30, 2023 and fiscal year ended June 30, 2022.
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
NOTE 28. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2023%	June 30, 2022%
Immutep USA, Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00
NOTE 29. EVENTS OCCURRING AFTER THE REPORTING DATE
No other matter or circumstance has arisen since June 30, 2023, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

F-4
5

NOTE 30. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$	June 30, 2021 A$
Loss after income tax expense for the year	(39,896,348)	(32,210,826)	(29,902,624)
Adjustments for:
Depreciation and amortization	2,061,819	2,063,462	2,070,116

Loss on disposal of plant and equipment	1,427	—	—
Share-based payments	2,001,572	1,486,841	1,702,159
Changes in fair value of US investor warrants	(131,896)	(591,070)	8,663,013
Net exchange difference	(296,038)	258,296	646,630
Net change in fair value of convertible note liability	139,048	324,736	1,171,959

Change in operating assets and liabilities:
Decrease/ (Increase) in current receivables	(1,607,705)	(2,249,376)	(2,830,539)

(Increase) in other operating assets	(1,152,563)	(782,505)	(620,024)
Increase in trade and other payables	3,272,412	1,435,459	1,382,362

Increase in employee benefits provision	252,452	35,231	76,606

Net cash used in operating activities	(35,355,820)	(30,229,752)	(17,640,342)

F-4
6

NOTE 31. EARNINGS PER SHARE

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$	June 30, 2021 A$
Loss after income tax attributable to the owners of Immutep Limited	(39,896,348)	(32,210,826)	(29,902,624)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	892,399,810	848,968,068	594,927,440

Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	892,399,810	848,968,068	594,927,440

	Cents	Cents	Cents
Basic earnings per share	(4.47)	(3.79)	(5.03)
Diluted earnings per share	(4.47)	(3.79)	(5.03)
Information concerning other notes and options issued:
The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$	June 30, 2021 A$
Unlisted options	847,600	847,600	847,600
Convertible notes	6,646,432	12,206,768	23,806,883
Non-executive director performance rights	1,937,065	1,339,621	3,100,000
Performance rights	12,130,033	16,769,906	7,563,502
US warrants*	—	2,065,070	2,065,070

*	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up.
On November 5, 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.
NOTE 32. SHARE-BASED PAYMENTS
a) Executive Incentive Plan (EIP)
Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 20
21
 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.
As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.50 years.

F-4
7

NOTE 32. SHARE-BASED PAYMENTS
(continued)
(a) Executive Incentive Plan (EIP)
(continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive
directors:
Fiscal year ended June 30, 2023

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
October 3, 2019	0.260	1,500,000	—	(1,500,000)	—	—	—
November 1, 2019	0.280	2,400,000	—	(2,400,000)	—	—	—
January 2, 2020	0.260	1,400,000	—	(1,400,000)	—	—	—
October 2, 2020	0.235	263,502	—	(263,502)	—	—	—
October 1, 2021	0.550	206,404	—	(188,705)	—	17,699	—
November 26, 2021	0.490	3,600,000	—	—	—	3,600,000	—
November 26, 2021	0.490	4,500,000	—	—	—	4,500,000	—
November 26, 2021	0.490	2,900,000	—	—	—	2,900,000	—
December 16, 2022	0.330	—	1,112,334	—	—	1,112,334	—

Total		16,769,906	1,112,334	(5,752,207)	—	12,130,033	—

The weighted average share price on the exercising date during the financial year 2023 is $0.24.
Fiscal year ended June 30, 2022

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
October 3, 2019	0.260	3,000,000	—	(1,500,000)	—	1,500,000	—
November 1, 2019	0.280	2,400,000	—	—	—	2,400,000	1,200,000
January 2, 2020	0.260	1,900,000	—	(500,000)	—	1,400,000	450,000
October 2, 2020	0.235	263,502	—	—	—	263,502	263,502
October 1, 2021	0.550	—	206,404	—	—	206,404	—
November 26, 2021	0.490	—	3,600,000	—	—	3,600,000	—
November 26, 2021	0.490	—	4,500,000	—	—	4,500,000	—
November 26, 2021	0.490	—	2,900,000	—	—	2,900,000	—

Total		7,563,502	11,206,404	(2,000,000)	—	16,769,906	1,913,502

The weighted average share price on the exercising date during the financial year 2022 is $0.535.
Fiscal year ended June 30, 2021

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 28, 2017	0.230	500,000	—	(500,000)	—	—	—
October 2, 2018	0.470	387,560	—	(387,560)	—	—	—
October 3, 2019	0.260	4,500,000	—	(1,500,000)	—	3,000,000	—
November 1, 2019	0.280	3,600,000	—	(1,200,000)	—	2,400,000	—
January 2, 2020	0.260	2,850,000	—	(950,000)	—	1,900,000	—
October 2, 2020	0.235	—	263,502	—	—	263,502	—

Total		11,837,560	263,502	(4,537,560)	—	7,563,502	—

The weighted average share price on the exercising date during the fiscal year 2021 is $0.235.

F-4
8

NOTE 32. SHARE-BASED PAYMENTS
(continued)
a) Executive Incentive Plan (EIP) (continued)

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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2023 included:

Grant date	June 30 2023*
Share price at grant date	0.275
Expected price volatility of the Company’s shares	60%
Expected dividend yield	Nil
Risk-free interest rate	3.40%

*
Tranches 2 and 3 of performance rights granted during the year ended June 30, 2023 have not met the definition of grant date under AASB 2 - Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at June 30, 2023. The value will be re-assessed
at each reporting date until grant date has been identified. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the financial year 2023 and no option was granted during the year ended June 30, 2023

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2022 included:

Grant date	June 30 2022*	November 26 2021*
Share price at grant date	$0.290	$0.490
Expected price volatility of the Company’s shares	75%	105%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.28%	1.39%

*
Tranches 2 and 3 of performance rights granted during the year ended June 30, 2022 have not met the definition of grant date under AASB 2 - Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at June 30, 2022. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the financial year 2022 and no option was granted during the year ended June 30, 2022.

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2021 included:

Grant date	October 2, 2020
Share price at grant date	$0.235
Expected price volatility of the Company’s shares	88%
Expected dividend yield	Nil
Risk-free interest rate	0.12%
Fair value of options granted
No options were granted during the fiscal years ended June 30, 2023, June 30, 2022 and June 30, 2021.
(b) Performance rights issued to
non-executive
directors with shareholders’ approval
At the 2022 annual general meeting, shareholders approved the issue of 1,624,499 performance rights to Pete Meyers and Lucy Turnbull in lieu of cash for their
services as a
non-executive
directors. When exercisable, each performance right is convertible into one ordinary share. All the performance rights issued to non-executive
directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.52 years.

9

NOTE 32. SHARE-BASED PAYMENTS
(continued)
(b) Performance rights issued to
non-executive
directors with shareholders’ approval (continued)

2023 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number		Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 1, 2019	Director rights	0.280	1,000,000	—	(500,000)	—		500,000	—
November 23, 2022	Director rights	0.31	—	1,166,667	—	—		1,166,667	—
December 1, 2021	Director rights	0.490	339,621	—	(113,207)	—		226,414	—
November 23, 2022	Director rights	0.310	—	457,832	(92,966)	(364,866	)*	—	—

Total			1,339,621	1,624,499	(706,173)	(364,866)		1,893,081	—

*	The change during the year represents derecognition due to the cessation of the director.
The weighted average share price on the exercising date during the financial year 2023 is $0.28.

2022 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number		Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 16, 2018	Director rights	0.390	250,000	—	(250,000)	—		—	—
November 1, 2019	Director rights	0.280	1,500,000	—	(500,000)	—		1,000,000	—
October 27, 2020	Director rights	0.255	1,350,000	—	(450,000)	(900,000	)*	—	—
December 1, 2021	Director rights	0.490	—	339,621	—	—		339,621	—

Total			3,100,000	339,621	(1,200,000)	(900,000)		1,339,621	—

*	The change during the year represents derecognition due to the cessation of the director.
The weighted average share price on the exercising date during the financial year 2022 is $0.523.

2021 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 25, 2016	Director rights	0.380	273,637	—	(273,637)	—	—	—
November 17, 2017	Director rights	0.210	426,654	—	(426,654)	—	—	—
November 16, 2018	Director rights	0.390	500,000	—	(250,000)	—	250,000	—
November 1, 2019	Director rights	0.280	1,500,000		—	—	1,500,000	—
October 27, 2020	Director rights	0.255	—	1,350,000	—	—	1,350,000	—

Total			2,700,291	1,350,000	(950,291)	—	3,100,000	—

The weighted average share price on the exercising date during the fiscal year 2021 is $0.276.
On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2023, 2022 and 2021 movement table have therefore been adjusted retrospectively for the share consolidation.
Fair value of performance rights granted
The fair value at grant date for the performance rights issued to non-executive
directors with shareholders’ approval are determined using a Black- Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2023 included:

Grant date	June 30, 2023*	November 23, 2022
Share price at grant date	$0.315	$0.310
Expected price volatility of the Company’s shares	75%	75%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.94%	3.40%

*
Director performance rights granted during the year ended June 30, 2023 have not met the definition of grant date under AASB 2 - Share Based payments. Accordingly, the share-based expense recognised was using an estimate of the grant date fair value at June 30, 2023. The value will be re-assessed at the next reporting date as the grant date will be the 2023 AGM date.

F-
50

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
Set out below is a summary of the options granted to both parties:

2023 Grant date	Expiry date	Exercise price	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Forfeited during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
July 31, 2015	August 5, 2020	0.235	—	—	—	—	—	—
July 31, 2015	August 5, 2025	0.248	847,600	—	—	—	847,600	—
October 30, 2015	October 30, 2020	0.568	—	—	—	—	—	—
March 7, 2016	March 7, 2021	0.398	—	—	—	—	—	—

Total			847,600	—	—	—	847,600	—

Fair value of options granted
No options granted during the fiscal year ended June 30, 2023 (2022 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

F-5
1

NOTE 32. SHARE-BASED PAYMENTS
(continued)

(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2023 A$	June 30, 2022 A$
Employee share-based payment expense	2,001,572	1,486,841

	2,001,572	1,486,841

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

F-5
2

NOTE 33. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive income

	Parent
	June 30, 2023 A$	June 30, 2022 A$	June 30, 2021 A$
Loss after income tax	(36,303,847)	(30,284,020)	(29,227,163)

Total comprehensive loss	(36,303,847)	(30,284,020)	(29,227,163)

Statement of financial position

	Parent
	June 30, 2023	June 30, 2022
	A$	A$
Total current assets	94,375,874	55,353,360
Total non current assets	46,255,643	42,570,439

Total assets	140,631,517	97,923,799

Total current liabilities	3,283,832	1,296,679
Total non current liabilities	983,178	2,654,636

Total liabilities	4,267,010	3,951,315

Equity
— Contributed equity	446,272,203	367,407,757
— Reserves	26,283,211	28,752,813
— Accumulated losses	(336,190,907)	(302,188,086)

Total equity	136,364,507	93,972,484

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.
Guarantees of financial support
There are no guarantees entered into by the parent entity.
Contingent liabilities of the parent entity
Refer to note 25 for details in relation to contingent liabilities as at June 30, 2023 and June 30, 2022.
Capital commitments – Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2023 and June 30, 2022.

3

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Immutep	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4	Description of securities (American Depositary Shares)	20-F	001-35428	2.4	10/31/2022

4.1	Immutep Executive Incentive Plan	20-F	001-35428	4.1	2019-09-23

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated December 13, 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	09/23/19

4.14†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International GmbH and MSD International Business GmbH	20-F	001-35428	4.14	10/25/21

8.1	List of Significant Subsidiaries of Immutep Limited	20-F	001-35428	8.1	10/25/21

11.1#	Securities Trading Policy

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
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

Date: October 24, 2023