Form 20-F
period 2024-06-30
IMMUTEP Ltd
filed 2024-10-22
CIK 1506184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
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
Level 32, Australia Square, 264 George Street,
Sydney 2000
New South Wales, Australia
(Address of principal executive offices)
Marc Voigt, Chief Executive Officer
Level 32, Australia Square, 264 George Street, Sydney 2000
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
The number of ordinary shares outstanding as of June 30, 2024 was 1,452,612,290.
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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2024, and 2023, we had net losses of A$42.7 million and A$39.9 million, respectively.

We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have five programs under development: eftilagimod alpha (International Nonproprietary Name (INN): eftilagimod alfa) (also known as “efti” or “IMP321”), IMP701 (also known as “LAG525” or INN: ieramilimab ), IMP731 (also known as “GSK’781”), a very early stage anti-LAG-3 small molecule program and IMP761, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses.

We expect to continue to incur losses from operations for the foreseeable future and expect the costs of drug development to increase in the future as more patients are recruited to our clinical trials. In particular, we expect to continue to incur significant losses in carrying out clinical trials of efti and IMP761 as well as from ongoing research and preclinical development in terms of immunotherapy product candidates. Because of the numerous risks and uncertainties associated with the development, manufacturing, sales, and marketing of therapeutic products such as efti and IMP761, we may experience larger than expected future losses and may never become profitable.

Moreover, there is a substantial risk that we, or our development or collaboration partners, may not be able to complete the development of our current product candidates or develop other pharmaceutical products. It is possible that none of them will be successfully commercialized, which would prevent us from ever achieving profitability.

We have no medicinal products approved for commercial sale and no source of consistent material revenue.

Currently, we have no products approved for commercial sale and to date have not generated material revenue from product sales. We are largely dependent on the future success of our product candidates.

The LAG-3 related product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep S.A., a biopharmaceutical company in the field of Immuno-Oncology in December 2014. This acquisition significantly expanded our clinical development product portfolio to other categories of immunotherapies. It also provided the business with partnerships with two of the world’s largest pharmaceutical companies.

We have five LAG-3 product candidates or programs. The most advanced of the five is efti (INN: eftilagimod alfa). Efti is a recombinant protein typically used in conjunction with other therapies (e.g., chemotherapy or other immunotherapy) to amplify a patient’s immune response. We entered into three clinical trial collaboration and supply agreements with Merck & Co., Inc., Rahway/Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, efti, with MSD’s anti-PD-1 therapy pembrolizumab in Phase II and Phase III clinical trials. We also entered into two clinical trial collaboration and supply agreements with Merck KGaA, Darmstadt, Germany, and Pfizer for Phase I clinical trials to evaluate the clinical benefits of combining our immune activator, efti, with avelumab, a PD-L1 blocking antibody. In China, the development and manufacturing of efti is being conducted in conjunction with our licensee EOC Pharma.

Our second LAG-3 product candidate is IMP701 (INN: ieramilimab), an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 was licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. Novartis is solely responsible for development and manufacturing of IMP701. Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 was licensed to a major pharmaceutical company and is now being transferred back to Immutep. Our fourth LAG-3 product candidate is IMP761, an earlier-stage product candidate which is being developed as our first agonist antibody of LAG-3. A small molecule anti-LAG-3 program is at an early research stage. In addition to these products, Immutep has a dedicated R&D laboratory close to Paris with ongoing research capabilities as well as external research collaborations. Immutep also currently generates modest income from sales of LAG-3 research reagents.

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

We anticipate that as the costs related to the clinical trials for efti will increase, we will require additional funds to achieve our long-term goals of commercialization and further development of efti and other product candidates. In addition, we will require funds to pursue regulatory applications, defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. We intend to seek such additional funding through public or private financing and/or through licensing of our assets or other arrangements with corporate partners. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including research and development activities, thereby harming our business, financial condition, and results of operations.

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

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical, or other studies for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect, and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

•	add an internal sales force; and

•	experience any delays or encounter unexpected issues which necessitate a change in planned expenditure .

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

The development and commercialization of efti, IMP701, IMP731 and IMP761, or any other product candidate we may develop, is subject to many risks, including:

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

•	regulatory authorities may identify deficiencies in our manufacturing processes or facilities or those of our third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	the third-party manufacturers we expect to depend on to supply or manufacture our product candidates may not produce adequate supply;

•	we, or our third-party manufacturers, may not be able to source or produce current Good Manufacturing Practice (cGMP) materials for the production of our product candidates;

•	we may not be able to manufacture our product candidates at a cost or in quantities necessary to make commercially successful products;

•	we may not be able to obtain adequate supply of our product candidates for our clinical trials;

•	we may experience delays in the commencement of, enrolment of patients in, and timing of our clinical trials;

•

we may not be able to demonstrate that our product candidates are safe and effective to the satisfaction of regulatory authorities, and we may not be able to achieve and maintain compliance with all regulatory requirements applicable to our product candidates;

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

•	we may experience competition from existing products or new products that may emerge;

•	we and our licensees may be unable to successfully obtain, maintain, defend and enforce intellectual property rights important to protect our product candidates; and

•	we may not be able to obtain and maintain coverage and adequate reimbursement from third-party payors.

If any of these risks materializes, we could experience significant delays or an inability to successfully develop and commercialize efti and IMP761, or any other product candidate we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations.

Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

Positive results in preclinical proof of concept and animal studies of our product candidates are not necessarily predictive of positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

We may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Identifying strategic acquisitions is often a part of the biotech industry. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, any of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

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

Efti and our other product candidates are undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials any other product candidate in the current portfolio cannot obtain a regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product candidate or any other candidate. Even if we receive regulatory approval for efti or any other product candidate, our profitability will depend on our ability to generate revenues from their sale or the licensing of our technology.

Even if our product candidates receive regulatory approval, it may still face development and regulatory difficulties that may delay or impair future sales of product candidates.

Even if we or our licensing partners receive regulatory approval to sell efti or any other product candidate, the relevant regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses, manufacturing, labelling, packaging, adverse event reporting, storage, advertising, promotion and record keeping or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. Previously unknown problems with the product candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market. In addition, new statutory or regulatory requirements could be enacted that could prevent or delay regulatory approval of our products.

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

Biological product candidates like efti or IMP761 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. An inability to demonstrate comparability between batches produced before and after any such above mentioned change could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

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

We are a small company, with few internal staff and limited facilities. We are and will be required to rely on a variety of contractors to manufacture and transport our products, to perform clinical testing and to prepare regulatory dossiers. Adverse events that affect one or more of our contractors could adversely affect us, such as:

•	a contractor is unable to retain key staff that have been working on our product candidates;

•	a contractor is unable to sustain operations due to financial or other business issues;

•	a contractor loses their permits or licenses that may be required to manufacture our products or product candidates;

•	errors, negligence or misconduct that occur within a contractor; or

•	regulatory or legal changes that impact a contractor may also adversely affect our business.

We depend on and will continue to depend on collaborations and strategic alliances with third parties. To the extent we are able to enter into collaborative arrangements or strategic alliances, we will be exposed to risks related to those collaborations and alliances.

An important element of our strategy for developing, manufacturing and commercializing our product candidates is entering into partnerships and strategic alliances with other pharmaceutical companies or other industry participants. For example, we currently have collaborative arrangements with EOC Pharma for the development of efti for China, Hong Kong, Macau and Taiwan. Any revenues from sales of any of our partnered product candidates will depend on the success of the collaboration partner.

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

•	a collaborator could independently move forward with a competing product developed either independently or in collaboration with others, including our competitors; and

•	collaborative arrangements are sometimes terminated or allowed to expire, which would delay the development and may increase the cost of developing product candidates.

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

There is a risk that efti or any other product candidate may not gain market acceptance among physicians, patients and the medical community, even if they are approved by the regulatory authorities. The degree of market acceptance of any of our approved products will depend on a variety of factors, including:

•	timing of market introduction, number and clinical profile of competitive products;

•	our ability to provide acceptable evidence of safety and efficacy and our ability to secure the support of key clinicians and physicians for our products;

•	cost-effectiveness compared to other existing and new treatments;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payers;

•	prevalence and severity of adverse side effects; and

•	other perceived advantages or disadvantages compared to other treatment methods.

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

If healthcare insurers and other organizations do not pay for our products or if they impose limits on reimbursement, our future business may suffer.

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

Public health crises such as pandemics or similar outbreaks might adversely impact our business. For example, in 2020, a novel strain of coronavirus, COVID-19, spread throughout the world.

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

In addition, the trading prices for our American Depositary Shares, or ADSs, and for the securities of other biotech companies have been highly volatile as a result of the COVID-19 pandemic, the outbreak of war in Ukraine, hostilities in the Middle East and macroeconomic factors, such as inflation and interest rates . As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The extent to which these factors may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Despite the implementation of cyber security measures, our internal computer systems and those of our CROs and other contractors and consultants are potentially vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. For example, the loss of preclinical data or data from any current or future clinical trial involving our product candidates could result in delays in our development and regulatory filing efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our product candidates could be delayed.

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

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know- how.

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

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could continue to change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent law has increased in recent years. For example, a new unitary patent system came into effect on June 1, 2023, which significantly impacts European patents, including those granted before the introduction of the new system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is still relatively limited precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of these changes.

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

The market price of our ordinary shares and ADSs historically has been, and we expect will continue to be, subject to significant fluctuations over short periods of time. These fluctuations may be due to factors specific to us, to changes in analysts’ recommendations and valuations, to arbitrage between our Australian-listed ordinary shares and our NASDAQ-listed ADSs, to changes in exchange rates, or to factors affecting the biopharmaceutical industry or the securities markets in general. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency fluctuations, could adversely affect the market price of our securities.

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.225 and US$1.47, respectively, to a high of A$0.485 and US$3.90, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

Given the aggregate worldwide market value of our voting equity held by non-affiliates exceeded US$75.0 million as of the end of second fiscal quarter in fiscal year ended June 30, 2022 and we no longer qualify as an “emerging growth company”, since the fiscal year ended June 30, 2022, we have been subject to the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal control over financial reporting.

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

As a result, the Company is subject to new significant compliance costs since fiscal year ended June 30, 2022 (which the SEC estimated to be US$210,000 per annum in 2019 in SEC Release No. 34-88365). If such costs are excessively high in future years, and we do not see a material benefit in maintaining our NASDAQ listing, we could seek to delist from NASDAQ, deregister our securities under the Securities Exchange Act so the Company would no longer be subject to such compliance burden and retain a listing solely on ASX.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect market trading in our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2024, our American Depository Shares traded on the NASDAQ from low of US$1.580 to a high of US$3.335 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;(d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

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

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Dividends may only be paid out of our profits. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors. Our holders of shares and ADSs may not receive any return on their investment from dividends. The success of our holders’ investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares and ADSs, which is uncertain and unpredictable. There is no guarantee that ordinary shares and ADSs will appreciate in value or even maintain the price at which holders purchased those ordinary shares and ADSs.

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

As a publicly traded company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly and increases demand on our systems and resources. The Exchange Act requires, among other things, that we file certain reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting and that our independent audit or provides us with an attestation report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet the applicable requirements of Section 404 of the Sarbanes-Oxley Act, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and results of operations.

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

The Bank of New York Mellon, as depositary, registers and delivers our American Depositary Shares, or ADSs. Our ADS holders are not treated as shareholders and do not have the rights of shareholders. The depositary is the holder of the shares underlying our ADSs. Holders of our ADSs have ADS holder rights. A deposit agreement among us, the depositary and our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. For a description of ADS holder rights, see “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.”

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

If we fail to meet Nasdaq’s continued listing rules, the ADSs may be delisted from the Nasdaq Global Market. Delisting from the Nasdaq Global Market could have an adverse effect on our business, including our ability to access future capital, and on the trading of the ADSs. If a delisting of the ADSs were to occur, the ADSs may trade in the over-the-counter market such as on the OTC Bulletin Board or on the “pink sheets”. The over-the- counter market is generally considered to be a less efficient market, and this could diminish investors’ interest in the ADSs as well as significantly impact the price and liquidity of the ADSs. Any such delisting may also adversely affect the trading of the ADSs by ADS holders or impede them from liquidating their holdings. Delisting may also adversely impact the success of future issues of securities or the possibility to receive additional financing, particularly in the United States.

Risks Relating to Our Location in Australia

Currency fluctuations may expose us to increased costs and revenue decreases.

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. We conduct clinical trials in many different countries, and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal year 2024, there was a foreign exchange gain of A$0.1 million as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

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

Our registered office is located at Level 32, Australia Square, 264 George Street, Sydney 2000 New South Wales, Australia and our telephone number is +61 2 8315 7003. Our address on the Internet is www.immutep.com. Our agent for service of process in the United States is Immutep U.S., Inc. The information on, or accessible through, our website is not part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

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

As part of the Company’s late-stage clinical development strategy for efti, Immutep is preparing to commence TACTI-004 which is a registrational Phase III trial in combination with an anti-PD-1 therapy and chemotherapy in 1st line non-small cell lung cancer (NSCLC). In addition, the Company is conducting a Phase IIb trial of efti in combination with an anti-PD-1 therapy in 1st line head and neck squamous cell carcinoma (HNSCC) called TACTI-003 (NCT04811027). The Company is also conducting an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel for the treatment of metastatic breast cancer (MBC), called AIPAC-003 (NCT05747794).

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

IMP701 is licensed to and being developed by Novartis for the treatment of cancer. IMP731 was previously licensed to a major pharmaceutical company and is now being transferred back to Immutep. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

The following graphic depicts Immutep’s pipeline:

Information current as of October 2024. For EOC’s China rights, Immutep may receive undisclosed milestones plus royalties; LAG525 (ieramilimab)- ClinicalTrials.gov (for Novartis’ global rights, Immutep may receive milestones plus royalties); Immutep has no control over the trials. § Investigator Initiated Trials controlled by lead investigator & therefore Immutep has no control over these clinical trials. a In combination with KEYTRUDA®. b In combination with BAVENCIO®. # Late stage refers to active Phase IIb clinical trials or more clinically advanced clinical trials. ## Conducted by EOC in China. * The trials for IMP731 were run by GSK, who transitioned this clinical-stage asset back to Immutep in mid-2024.

Operations Summary

Immutep has administrative offices in Sydney, Australia, Leipzig, Germany and in Berlin, Germany. We also have a laboratory located close to Paris, France for the conduct of research and development relating to the LAG-3 program, under which we have four product candidates: efti, IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of efti, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2024, we employed 44 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

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

In November 2021, Immutep also reported more mature data in 2nd line HNSCC from TACTI-002 at the SITC Annual Meeting 2021. The data continued to be encouraging with an ORR of 29.7% (11/37) on an intention-to-treat basis and 35.5% (11/31) in evaluable patients, as assessed by local investigator read. The ORR in patients in the PD-L1 >1 and PD-L1 >20 subgroups was 40.7% and 64.3%, respectively. Additionally, Immutep announced that it had completed recruitment of patients across all cohorts of TACTI-002 including the expansion stage of Part A, and it announced that a total of 185 patients were participating across Parts A, B, and C of the clinical study.

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

In June 2022, Immutep announced new data from Part A of TACTI-002 (1st line NSCLC) from 114 patients. The data was presented as an Oral Presentation at the American Society of Clinical Oncology’s (ASCO) 2022 Annual Meeting. Immutep reported an ORR of 38.6% in the intent to treat group (44/114 patients) and 42.7% for evaluable patients (44/103) by local read. The reported ORR was favorable compared to historical studies of anti- PD-1 monotherapy. Favorable results were also reported in the individual PD-L1 status groups.

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

In October 2022, Immutep announced the United States Food and Drug Administration (FDA) had granted Fast Track designation to eftilagimod alpha (“efti” or “IMP321”) in combination with pembrolizumab for the 1st line treatment of Stage IIIB/IV NSCLC patients expressing PD-L1 Tumor Proportion Score >1%, not amenable to EGFR/ALK based therapy. The designation was based on the encouraging TACTI-002/KEYNOTE-798 Phase II clinical data in 1st line NSCLC for PD-L1 all-comers.

In November 2022, Immutep reported compelling interim clinical data from the 1st line NSCLC patients (Part A) via a late-breaking abstract oral presentation at the SITC Annual Meeting, where Immutep’s abstract was one of only nine abstracts selected out of more than 1,500 submissions to be showcased at the Conference Press Briefing. The results showed an Overall Response Rate (ORR) of 40.4% in the all-comer PD-L1 trial, meeting the primary endpoint of the 1st line NSCLC part of the trial. Encouragingly, the ORR improved across all PD-L1 subgroups by central assessment compared with data Immutep reported previously at ASCO 2022 (June 2022). Additionally, a strong interim median Duration of Response (DoR) of 21.6 months was reported in the all-comer PD-L1 population as well as promising interim median Progression Free Survival (PFS) with overall PFS of 6.6 months and 9.3 months PFS in 1st line NSCLC patients with PD-L1 TPS >1%.

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

In May 2023, Immutep reported meaningful long-term survival in Part A. An initial median Overall Survival (mOS) of 25.0 months was achieved in 1st line NSCLC patients with PD-L1 TPS >1%, which is a key area of focus for future clinical development with FDA Fast Track designation granted for efti and pembrolizumab in this patient population. Encouragingly, the initial mOS of 25.0 months for this chemo-free combination exceeded the reported rates for patients with the same PD-L1 TPS of>1% from registration trials of anti-PD-1 monotherapy (16.4-month mOS) and combinations of anti-PD-1 with chemotherapy (15.8 to 23.3-month mOS) or with anti-CTLA-4 (17.1-month mOS). Based on the robust initial results, the trial’s Data Monitoring Committee recommended extending OS follow-up data collection to show mature 3-year and potentially 5-year rates.

In June 2023, positive final data was reported from the 2nd line HNSCC patients (Part C) in the TACTI-002 trial, via a poster presentation at the ASCO 2023 Annual Meeting. Deep and durable responses were seen from efti plus pembrolizumab regardless of patients’ PD-L1 expression levels (measured by Combined Positive Score or CPS). Encouragingly, median Duration of Response had not been reached (the response was still ongoing) despite a long median follow up of 39 months, providing continued evidence of the durable responses efti helps drive. Notably, one long-lasting Complete Response (CR) occurred in a patient with negative PD-L1 expression, who would not typically be expected to respond to PD-L1 monotherapy. An encouraging ORR of 29.7% and CR rate of 13.5% were also reported, with responses seen across all PD-L1 subgroups. Within PD-L1 subgroups, a promising ORR of 38.5% and 60%, mOS of 12.6 and 15.5 months, and 12-month Overall Survival (OS) rate of 52.0% and 66.7%, were seen in patients with a PD-L1 CPS of >1 and a PD-L1 CPS >20, respectively. The results from the chemo-free combination of efti plus pembrolizumab in patients with a PD-L1 CPS >1 compare favourably to reported results from a registrational trial of anti-PD-1 monotherapy in the same patient population, which showed a 17.3% ORR, mOS of 8.7 months, 12-month OS rate of 40%, a CR rate of 2%, and mDoR of 18.4 months.

In November 2023, new biomarker data was reported by Immutep demonstrating an early increase in immune cells (absolute lymphocyte count) was linked to improved clinical outcomes including OS as detailed above. The data was presented at the Society for Immunotherapy of Cancer Annual Meeting in November 2023. Immutep has previously reported final data from Parts B and C of the TACTI-002 trial.

Following the end of FY24, in August 2024, Part A of the TACTI-002 Phase II trial remains ongoing, and has already shown efti is enabling deep, durable responses for patients regardless of PD-L1 expression with a favorable safety profile in line with anti-PD-1 monotherapy. Exceeding expectations, median Overall Survival (OS) has reached 35.5 months in NSCLC patients expressing PD-L1 (patients with a Tumor Proportion Score (TPS) of >1%) and 23.4 months in patients with low PD-L1 expression (TPS 1-49%). Encouragingly, OS has not yet been reached in patients with high PD-L1 expression (TPS >50%). These patients continue to be followed.

TACTI-003

In March 2021, Immutep announced a second clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to conduct a new randomized and controlled Phase IIb trial (TACTI-003) evaluating efti in combination with pembrolizumab in 1st line HNSCC. TACTI-003 is a 1:1 randomized, controlled clinical study in approximately 154 1st line HNSCC patients to evaluate the safety and efficacy of efti in combination with pembrolizumab, compared to pembrolizumab alone.

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

In November 2021, Immutep shared the trial design for TACTI-003 via a poster presentation at the SITC Annual Meeting 2021. Patients will be enrolled into two cohorts. Cohort A (approximately 130 patients) will evaluate the safety and efficacy of efti in combination with MSD’s KEYTRUDA® (pembrolizumab), compared to pembrolizumab alone in 1st line metastatic or recurrent HNSCC patients with PD-L1 positive tumors (CPS >1). Cohort B (up to 24 patients) is an experimental arm which will determine the efficacy and safety of efti plus pembrolizumab in patients with PD-L1 negative tumors (CPS < 1).

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

In November 2023, the Company completed Enrollment in TACTI-003 Phase IIb Trial. Total enrolled 171 patients at over 30 centers across the United States, Europe, and Australia. A total of 138 patients with recurrent or metastatic HNSCC whose tumors express PD-L1 (CPS <1) have been enrolled into the 1:1 randomized Cohort A of the trial evaluating the safety and efficacy of 30mg of efti in combination with 400mg of KEYTRUDA® given every six weeks compared to 400mg of KEYTRUDA® alone. Additionally, 33 patients with recurrent or metastatic HNSCC were enrolled into Cohort B to determine the efficacy and safety of the same combination therapy in patients with PD-L1 negative tumors (CPS <1).

In July 2024, Immutep reported positive results of its TACTI-003 Phase IIb trial from efti in combination with MSD’s KEYTRUDA in 1st line head and neck squamous cell carcinoma. The investigational immuno-oncology (IO) combination utilizing efti and KEYTRUDA achieved an objective response rate (ORR) of 35.5% (11 of 31 evaluable patients) and a disease control rate (DCR) of 58.1% according to RECIST 1.1, in 1L HNSCC patients whose tumors do not express PD-L1 (Combined Positive Score [CPS] <1). These results are among the highest recorded for a chemotherapy-free approach in negative PD-L1 patients and compare favorably to a historical control of 5.4% ORR and 32.4% DCR from anti-PD-1 monotherapy. Additionally, the IO combination attained a high complete response rate of 9.7% (3 of 31 patients), which compares favorably to a historical control of 0% from anti-PD-1 monotherapy in 1L HNSCC patients with a CPS <1.2 Notably, one patient with early progressive disease according to RECIST 1.1 has evolved into a confirmed partial responder who remains on therapy after 14 months, resulting in a 38.7% ORR for the IO combination, according to iRECIST. Towards the end of the financial year this data was selected for prestigious oral presentation at an ESMO Virtual Plenary session, which took place on 11th and 12th July 2024.

Immutep has FDA Fast Track designation in 1st line HNSCC. Based on encouraging results and high unmet medical need, the path forward in 1st line HNSCC will be discussed with regulatory agencies.

In August 2024, Immutep announced a late-breaking abstract was accepted and selected as a Proffered Paper oral presentation at the 2024 European Society for Medical Oncology (ESMO) Congress, taking place September 13-17 in Barcelona, Spain. The oral presentation detailed results from the randomized TACTI-003 Phase IIb trial in first line head & neck squamous cell carcinoma patients with any PD-L1 expression (CPS >1)

In September 2024, Immutep announced positive efficacy and safety results from the TACTI-003 Phase IIb trial evaluating eftilagimod alpha (efti) in combination with MSD’s anti PD-1 therapy KEYTRUDA® (pembrolizumab) as first-line treatment of recurrent or metastatic head and neck squamous cell carcinoma patients (1L HNSCC). In patients with any PD-L1 expression (CPS >1), efti in combination with KEYTRUDA outperformance is largest in CPS >20 with 31.0% ORR (34.5% ORR including partial response after data cut-off) versus 18.5% ORR for KEYTRUDA. Efti in combination with KEYTRUDA led to a high durability of response of 17.5 months in patients with any PD-L1 expression and combination continues to have favorable safety profile. Statistically significant increase in absolute lymphocyte count biomarker seen in the efti in combination with KEYTRUDA arm shows efti’s biological activity in a randomized setting.

TACTI-004

Immutep is preparing to commence TACTI-004, its Phase III trial of efti in combination with an anti-PD-1 therapy in 1st line NSCLC.

In May 2023, Immutep received positive feedback from the FDA confirming its support for the planned trial. Among the items discussed with the FDA were the toxicological package and general aspects of the trial design, including statistics and potential patient population with a focus on 1st line NSCLC patients with a PD-L1 Tumor Proportion Score (TPS) of >1%.

In October 2022, the FDA granted Fast Track designation for efti in combination with pembrolizumab in 1st line NSCLC in patients with a PD-L1 TPS of >1%. The Fast Track designation was based on the encouraging Phase II clinical data from Immutep’s ongoing TACTI-002 trial. This is the second Fast Track designation issued by the FDA for efti (the first is for 1st line HNSCC) and offers the potential for expedited development and review.

In June 2024, Immutep entered into its third and most important collaboration with Merck & Co., Inc., Rahway, NJ, USA (known as MSD outside the United States and Canada) for our upcoming registrational Phase III trial in non-small cell lung cancer called TACTI-004. In addition to working together, MSD is also supplying KEYTRUDA at no cost for the trial.TACTI-004 is among the few global Phase III trials evaluating a combination therapy with KEYTRUDA that addresses almost the entire 1st line NSCLC patient population eligible for anti-PD-(L)1 therapy. This is significant as KEYTRUDA became the world’s top-selling drug in 2023, and lung cancer was estimated to represent over 35% of KEYTRUDA’s $25 billion in sales last year.

In July 2024 Immutep announced that positive feedback had been received from multiple agencies, concluding preparatory work for TACTI-004 which is planned to enrol ~750 patients. The FDA feedback from this Type C meeting, along with feedback previously received from the Paul-EhrlichInstitut (“PEI”) and the Spanish Agency for Medicines and Health Products (“AEMPS”), concludes the preparatory regulatory interactions for the design of this registrational trial.

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

In April 2023, EFTISARC-NEO was commenced by the Maria Skłodowska-Curie National Research Institute of Oncology Poland.

In July 2023, the first patient was enrolled and safely dosed.

In May 2024, Immutep announced positive initial safety data from EFTISARC-NEO, revealing the triple combination has no new safety findings and has been well tolerated in the first six patients who have completed the 10 weeks of treatment followed by surgery 2-3 weeks later. Initial efficacy data is very encouraging with 4 of 6 patients (67%) having near-complete pathological responses (the primary endpoint of the study). These deep responses are rarely seen in STS patients with standard therapeutic approaches including radiotherapy.

In September 2024, Immutep announced that it would present new data from the EFTISARC-NEO Phase II investigator-initiated trial of efti in combination with radiotherapy plus KEYTRUDA (pembrolizumab) for patients with soft tissue sarcoma (STS) at the Connective Tissue Oncology Society 2024 Annual Meeting on 14 November.

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

In August 2021, Immutep announced that the first patient had been enrolled and safely dosed in INSIGHT-003. This patient with metastatic non- small cell lung carcinoma received pembrolizumab plus doublet chemotherapy (carboplatin and pemetrexed) combined with Immutep’s lead product candidate eftilagimod alpha (efti or IMP321). In December 2021, Immutep announced the first five patients had been treated in the INSIGHT-003 study. No additional safety signals had been observed in the study of this triple combination therapy consisting of efti, an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy.

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

In October 2023, at the ESMO Congress, encouraging efficacy and tolerability data were presented, including a robust ORR of 71.4% and a DCR of 90.5%. Notably, the median OS has not yet been reached, while the median Progression-Free Survival (PFS) was 10.1 months.

In the challenging PD-L1 TPS <50% patient population, encompassing both low (TPS 1-49%) and negative (TPS <1%) PD-L1 patients, the triple combination therapy achieved a notable 70.6% response rate and a median PFS exceeding 10 months. This PD-L1 TPS <50% group constitutes about 70% of the overall NSCLC patient population and represents a significant area of unmet medical need. The strong ORR observed in this trial compares favorably with results from an independent registrational trial of anti-PD-1 and doublet chemotherapy, which reported a response rate of 40.8% in a similar patient population. Further updates from INSIGHT-003 will be provided in CY2024.

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

In May 2023, INSIGHT-005 received regulatory approval to commence from the Paul-Ehrlich-Institute, German Federal Institute for Vaccines and Biomedicines

In January 2024, the first patient was enrolled and safely dosed in the trial following receipt of regulatory approvals. Recruitment is continuing.

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

In December 2020, Immutep announced the presentation of first Overall Survival data from AIPAC at the San Antonio Breast Cancer Symposium 2020. The data showed a statistically significant survival benefit in certain pre-defined patient sub-groups. Immutep also announced that EOC Pharma would commence a Phase II clinical trial evaluating efti in combination with chemotherapy in metastatic breast cancer in China. Also, in December 2020, Immutep announced plans to commence upscaling of manufacturing of efti to 2000L scale in preparation for late-stage clinical development and subsequent commercialization.

In October 2021 Immutep announced it had received positive feedback from the European Medicines Agency (EMA) regarding its clinical development program for efti in metastatic breast cancer (MBC). In November 2021, Immutep announced final OS data from AIPAC in a late breaker poster presentation at the SITC Annual Meeting 2021. The study demonstrated a statistically significant and clinically relevant survival benefit in the efti group in three key predefined patient subgroups: < 65 years of age, low monocytes and luminal B. Both the magnitude and statistical significance of the benefit had improved across the three groups, compared with the interim OS results reported in December 2020. In addition, Immutep reported that immune monitoring studies showed a statistically significant increase in peripheral CD8 T cells in patients from the efti group of the total population which was significantly correlated with improved OS.

In March 2022, Immutep announced that it had received constructive feedback from the FDA regarding its clinical development program for efti in MBC. In May 2022, Immutep reported new biomarker and exploratory analysis data from AIPAC at ESMO’s Breast Cancer Congress. Immutep reported that through exploratory analyses, six subgroups of patients showed an improvement in OS in the efti group, compared to placebo. Five of the six subgroups (< 65 years, low baseline monocytes, high neutrophil to lymphocyte ratio (NLR), < 5 years since diagnosis and luminal B) showed a statistically significant improvement in OS. Biomarker analysis showed that efti significantly increased the number of circulating immune cells (monocytes, activated CD8 T cells) and CXCL10 serum levels, compared to baseline. The increase was not observed in the placebo group.

AIPAC-003

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel for the treatment of metastatic HER2- neg/low HR+ breast cancer and triple-negative breast cancer, which together account for approximately 78% of breast cancer cases. The Phase II portion of the study will take place at clinical sites across Europe and the United States. The trial includes an open-label lead-in of up to 12 patients dosed at 90mg efti, which will be followed by a randomized (1:1) portion of the Phase II study consisting of up to 58 evaluable patients who will receive 30mg efti or 90mg efti to determine the optimal biological dose in combination with paclitaxel. Depending on the Phase II results, potential regulatory actions and resources, the Phase III portion of the trial will then follow, providing a risk-balanced approach for Immutep.

If it proceeds, the Phase III study will be a randomized, double-blinded, placebo-controlled trial that will evaluate Overall Survival as its primary objective and may include a specific patient population based on AIPAC and the Phase II portion of AIPAC-003. The Phase III portion of AIPAC-003 is subject to available resources, data and regulatory interactions.

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

In November 2023, safety data from the first six patients was evaluated showing the therapy was well tolerated with no dose limiting toxicities. The independent Data Monitoring Committee (IDMC) appointed for the trial recommended proceeding to the randomised Phase II portion.

In March 2024, the Company announced safety and initial efficacy data from the first ever 90mg dosing of eftilagimod alpha (efti) in combination with weekly paclitaxel in patients from the safety lead-in (N=6) of the AIPAC-003 trial. The data shows a confirmed 50% overall response rate, including one complete response and two partial responses, and a 100% disease control rate, with three patients having stable disease as best overall response per RECIST 1.1. In May 2024, encouraging efficacy, safety, and pharmacodynamic data from the six patients in the safety lead-in of the AIPAC-003 trial was presented at the European Society for Medical Oncology (ESMO) Breast Cancer 2024 conference.

In October 2024 the last patient for the Phase II portion was dosed. The Phase II enrolled 65 metastatic hormone receptor positive (HR+), HER2-negative/low or triple-negative breast cancer patients who exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors

Additional Efti Manufacturing and Development Collaborations

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

In September 2022, Immutep announced it had entered into a new clinical trial collaboration with Maria Skłodowska-Curie National Research Institute of Oncology in Warsaw, Poland to enable an investigator-initiated open label Phase II clinical trial. The trial will evaluate efti in combination with pembrolizumab and radiotherapy in the neoadjuvant setting (prior to surgery) in up to 40 patients with select soft tissue sarcoma (STS).

Immutep has global rights to efti ex-China. Under a licensing agreement between Immutep S.A.S and EOC Pharma, EOC Pharma has the exclusive development right of the efti product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm originally held these rights but transferred the right to develop efti to its affiliate, EOC Pharma. Eddingpharm paid for the past manufacture of efti GMP grade material needed for the conduct of clinical trials of efti. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register efti in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if efti achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development of efti is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1.0 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of efti in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. In March 2020, Immutep announced that EOC Pharma had completed recruitment of its Phase I study. In April 2020, Immutep announced that it had discussed the results of its Phase IIb AIPAC study with EOC Pharma and that EOC Pharma had confirmed its plans to continue advancing efti in metastatic breast cancer in China. EOC Pharma announced in mid-2021 that they would commence a Phase II clinical trial in metastatic breast cancer in China.

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

In April 2024, Immutep entered into an agreement with the Centre for Human Drug Research (CHDR), a world-class institute in Leiden, the Netherlands specializing in innovative early-stage clinical drug research, to perform Immutep’s first-in-human clinical study of IMP761. CHDR will use its unique challenge model that enables insights into IMP761’s pharmacological activity early in clinical development.

In August 2024, Immutep received regulatory clearance from the ethics and competent authority in the Netherlands to initiate the trial which will be a single and multiple ascending dose, placebo-controlled, double-blind, Phase I study. The first subject has been successfully dosed.

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

IMP731 Clinical Development

A third key product candidate of Immutep is IMP731, a depleting antibody that removes T cells involved in autoimmunity. The product candidate was acquired through our acquisition of Immutep S.A.S. (formerly known as Immutep S.A.) in December 2014. Immutep S.A.S. obtained the exclusive intellectual property rights of IMP731 from the Institute national de la santé et de la recherche médicale (INSERM Transfert) under a commercial co- ownership and exploitation agreement dated July 2010. In return, Immutep S.A.S. has the obligation to make customary milestone payments when the product achieves market authorization, plus additional minor royalty payments on sales. The development of IMP731 was licensed to GlaxoSmithKline (GSK) under a license and research collaboration agreement dated December 2010 between Immutep S.A.S. and GSK.

IMP731 was evaluated by GSK in a Phase I/Ib trial in psoriasis with encouraging early evidence of clinical efficacy. GSK then commenced a Phase II trial in patients with active ulcerative colitis. In September 2019, Immutep announced that it would receive a £4,000,000 milestone payment from GSK related to the first patient being dosed in the Phase II trial, which was subsequently received by Immutep in the fiscal year 2020. In January 2021, Immutep announced that GSK had discontinued the Phase II trial as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee. While the ulcerative colitis trial was discontinued, it concluded the product candidate may have potential efficacy in other non-gastrointestinal inflammatory conditions. Exercising its right to terminate for convenience, GSK recently terminated the license and research collaboration agreement effective from May 30 2024. All development and commercialization rights to the product candidate have reverted to Immutep. GSK is completing the transfer of the candidate and all related data and intellectual property to Immutep. There has been no material impact on the Company’s financial statements due to the termination. As a depleting antibody, IMP731 has a different mode of action compared to that of Immutep’s other LAG3 products in development in oncology and autoimmune diseases. Immutep will examine the data returned from GSK and explore options for further developing and commercializing this asset.

IMP701 Clinical Development

The fourth key product candidate of Immutep is IMP701, an antagonist (blocking) antibody targeting the LAG-3 molecule with potential application in the treatment of cancer. It is designed to block the negative signal in cytotoxic T cells, which may stop T cells from responding to the cancer. The product candidate was acquired through our acquisition of Immutep S.A.S. in December 2014.

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

Novartis continued to evaluate ieramilimab in multiple cancer indications during fiscal year 2024 and retains the candidate in its development portfolio.

EOC Pharma

In 2013, Immutep SAS out licensed the exclusive development and commercialization rights of efti (designated EOC202) in China, Hong Kong, Macau and Taiwan to EOC Pharma. Immutep retains these rights in all other territories.

In March 2020, EOC Pharma completed patient recruitment for the EOC202A1101 phase I study in metastatic breast cancer (MBC) being conducted in China. In December 2020, Immutep announced that EOC Pharma would commence a Phase II clinical trial evaluating efti in combination with chemotherapy in metastatic breast cancer in China.

LabCorp

In October 2020, Immutep entered into a License and Collaboration Agreement with Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH) to support the development of immuno-oncology products or services.

Throughout the fiscal year 2024, Immutep has continued to support LabCorp with its development of LAG-3 products and services, applying its in-depth LAG-3 expertise and knowledge. Immutep received initial fees from LabCorp in fiscal year 2021 and may be eligible to receive further revenues from commercial milestones as the collaboration progresses under its 2020 License and Collaboration Agreement with LabCorp. The collaboration is unrelated to any of Immutep’s own in-house pharmaceutical development programs in cancer or autoimmune disease.

Intellectual Property

As of June 30, 2024, Immutep owns, co-owns or in-licenses 16 patent families relating to our development candidates efti, IMP701, IMP731 and IMP761.

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

As of June 30, 2024, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, China and Japan.

In fiscal year 2024, Immutep has continued to build its patent portfolio with the addition of 10 new patents.

In particular, Immutep was granted eight patents for efti in the fiscal year, spanning key geographies. New patents covering efti in combination with chemotherapy or anti-PD-1 therapy were granted in Europe, Korea and Brazil. In addition, patents directed to Immutep’s binding assay for determining MHC Class II binding activity were granted in Brazil, Canada, India, Macao, and Russia. The assay is used in the characterisation of efti in GMP-grade manufacturing.

In addition, the Australian and Japanese Patent Office each granted a new patent protecting IMP761. These two new patents follow the grant of similar patents in other territories.

In January 2024, Immutep entered into a research collaboration agreement with Monash University to progress joint investigations into the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is being led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel. The agreement extends Immutep’s previous research collaboration agreements with Monash University signed in 2017 and 2020.

In June 2024, Immutep signed an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialize next-generation anti-LAG-3 small molecules. This agreement builds on years of collaboration between Immutep and Cardiff University’s expert team. The goal of the program is to create an orally available small molecule anti-LAG-3 treatment that offers a more cost-effective alternative to the existing anti-LAG-3 monoclonal and bi-specific antibodies currently on the market or in clinical development. Several promising compounds that block LAG-3 have been identified in collaboration with the world leading scientists at Cardiff University.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2024) and title.

Patent Family	Title	Status	Expires
550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending US Granted US, Canada, Europe (x2), China and Japan (x2)	2028

551 (GlaxoSmithKline)	Anti-LAG-3 Binding Proteins	Filed in more than 50 territories. Granted in Australia, China, Japan, Europe and United States, for example.	2034

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe, Hong Kong and US. Granted Australia, China, Macau, Europe (x4), Japan (x2) and US (x3)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in China, Europe, US and Hong Kong	2034

		Granted in Australia, China, Europe (x2), Hong Kong, Korea (x2), Japan (x2) and US

661 (Immutep S.A.S.)	Treatment of Cancer	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2041

662 (Immutep S.A.S.)	Treatment of Cancer	PCT application filed	2043

670 (Immutep S.A.S.)	Combination of efti and a checkpoint inhibitor	Pending in Europe, Russia, US (x2), Canada, Australia, New Zealand (x2), China, Macau, Hong Kong, Korea, Japan, Brazil and Israel. Granted in Australia, China, Europe (x2), Hong Kong (x2), India, Japan, Brazil, Russia, US (x3) and Mexico (x2)	2036

671 (Immutep S.A.S.)	Triple combination therapy	Pending Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2042

672 (Immutep S.A.S.)	Treatment of Cancer	New application filed	2045

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	Filed in more than 50 territories	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US Granted in Europe	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US., Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Israel, Indonesia, Malaysia, Philippines and Singapore Granted in Australia, Europe, US, Mexico, Japan, Russia, South Africa and Nigeria	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	Pending in Europe and US	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, Russia, US, Canada, Mexico, New Zealand, China, Hong Kong, and Israel. Granted in Australia, Canada, Russia, China, Macao, Japan, Korea, India and Brazil	2037

810 (Immutep S.A.S.)	Assays	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2040

854 (Immutep S.A.S. & UC3)	Small molecule inhibitors of LAG-3	PCT application filed	2044

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

There is great industry interest in the field of immuno-oncology, particularly given the therapeutic benefits achieved by FDA-approved checkpoint inhibitors targeting CTLA-4, PD-1, PD-L1 or LAG-3. These positive results for checkpoint monotherapies are typically only seen in a relatively small subset of the targeted patient population which has led to hundreds of immuno-oncology combination treatments being tested in clinical trials.

Our lead product candidate in oncology, eftilagimod alpha (IMP321 or efti), is a first-in-class soluble LAG-3 fusion protein and MHC Class II agonist that is being developed as a cancer therapeutic. Efti’s MOA leads to the activation of antigen-presenting cells (APC), such as dendritic cells and monocytes, which stimulates and augments the human body’s natural immune response to fight cancer tumors, including but not limited to the activation and proliferation of cytotoxic CD8+ T cells. Other types of APC activators include toll like receptor (TLR) agonists, stimulator of interferon genes (STING) agonists, CD40 agonists, or oncolytic viral therapies.

We are aware of other companies that are developing cancer therapeutics in the same specific indications we are currently targeting and may target in the future. Some of these competitors are developing other immune-modulating therapeutics that promote an immunological response against cancer, including in combination with anti-PD-(L)1 therapies in first-line, second-line, and subsequent treatment settings.

Efti is being developed in different indications in oncology. Currently, the three main indications are non-small cell-lung cancer (NSCLC), metastatic breast cancer (MBC), and head and neck squamous cell carcinoma (HNSCC), and other indications include soft tissue sarcoma and urothelial cancer.

In advanced or metastatic non-small cell lung cancer not amenable to EGFR/ALK based therapy, where efti is tested, platinum-based chemotherapies were mostly replaced as first line therapy by anti-PD-(L)1 monotherapies or anti-PD-(L)1 + chemotherapy combination treatments in recent years. Current developments comprise other targeted therapies for select mutations (e.g., KRAS), improved chemotherapy (e.g. antibody-drug conjugates or ADCs) and other immuno-oncology assets (e.g. anti-TIGIT).

Current treatments for metastatic breast cancer, include predominantly PARP inhibitors, CDK4/6 inhibitors, and endocrine based therapies. Thereafter, different types of chemotherapy are usually applied. Efti is tested as an adjacent therapy to chemotherapy (e.g. paclitaxel). ADCs are being developed for patients with HER low expression and may replace chemotherapy here for a subset of patients after exhaustion of endocrine based therapy.

Efti is also being investigated in patients with recurrent/metastatic head and neck squamous cell carcinomas (R/M HNSCC). Current treatments for recurrent HNSCC include combination therapy with cetuximab, cisplatin, and 5-fluoruracil (5-FU). More recently, immunotherapy through PD-1 blockade has become an option, either alone or in combination with platinum plus 5-FU.

Our lead clinical candidate in autoimmune diseases, IMP761, is a first-in-class LAG-3 agonist antibody that is designed to enhance the brake function of LAG-3 on T cells to restore balance to the immune system and address the underlying cause of many autoimmune disorders. We are aware of other companies that are developing other checkpoint agonists (e.g. PD-1) or checkpoint receptor agonists (e.g. BTLA) targeting autoimmune diseases that we may focus on in the future.

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

Drug Approval Process – FDA

None of our drug product candidates may be marketed in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:

•	completion of extensive pre-clinical laboratory tests, animal studies, and formulation studies in accordance with the FDA’s GLP regulations;

•	submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the drug for each proposed indication;

•	submission to the FDA of an NDA/BLA after completion of all pivotal clinical trials and pre-clinical studies;

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

Expedited Review and Approval

The FDA has various programs, including fast track designation, priority review, accelerated approval, and breakthrough therapy designation, which are intended to expedite or simplify the process for reviewing drugs and/or provide for approval on the basis of surrogate endpoints. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will not be shortened. Generally, drugs that may be eligible for these programs are those for serious or life- threatening diseases or conditions, those with the potential to address unmet medical needs, and those that offer meaningful benefits over existing treatments.

Other U.S. Regulatory Requirements

After approval, products are subject to extensive continuing regulation by the FDA, which include company obligations to manufacture products in accordance with GMP, maintain and provide to the FDA updated safety and efficacy information, report adverse experiences with the product, keep certain records and submit periodic reports, obtain FDA approval of certain manufacturing or labelling changes and comply with FDA promotion and advertising requirements and restrictions. Failure to meet these obligations can result in various adverse consequences, both voluntary and FDA- imposed, including product recalls, withdrawal of approval, restrictions on marketing, and the imposition of civil fines and criminal penalties against the BLA/NDA holder. In addition, later discovery of previously unknown safety or efficacy issues may result in restrictions on the product, manufacturer or BLA/NDA holder.

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

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA/NDA. The FDA also may require post- marketing testing, known as Phase IV testing, risk mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

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

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. The approval process ensures that the product is safe, performs as intended and meets the appropriate standards for use in Australia. Just like with the FDA and EMA, quality, pre-clinical and clinical data is submitted to gain marketing authorization. Once the TGA reviews the application a decision will be made within 255 working days. Once approval is granted, the product will be added to the Australian Register of Therapeutic goods, or the ARTG, the electronic register of therapeutic goods that are available for use in Australia. Again, there is no guarantee our product will be approved.

A 5 year data exclusivity period commences on the day marketing approval is granted in Australia for any new active component. During this time period a third party may seek regulatory approval for a biosimilar product, however the third party must submit their own data package and may not rely on any submissions to the TGA that is under the data exclusivity period.

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

Biological product candidates like IMP731, IMP761, IMP701 or efti usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. A lack of comparability could significantly negatively impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development.

In September 2023, Immutep received regulatory authorisation for efti manufactured at commercial 2,000L scale for use in clinical trials across multiple European countries and the United States. This followed the successful scale up of the manufacturing process of efti (from the 200L process) to commercial scale at WuXi Biologics.

C. Organizational Structure

Below is a list of the significant subsidiaries of Immutep, including our ownership percentage, its date of formation and its jurisdiction. These subsidiaries were established to allow us to conduct commercial and clinical operations in Europe and the United States and expand our operations in Australia.

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	November 30, 2028
Paris region, France	March 31, 2028
Berlin, Germany	December 31, 2025

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A. Operating Results

Results of Operations

Comparison of Fiscal Year Ended June 30, 2024 to Fiscal Year Ended June 30, 2023

Revenue

Licensing revenue was A$ nil in the fiscal year 2024 same as fiscal year 2023.

Other Income

The research material sales decreased from A$192,000 in fiscal year 2023 to A$119,000 in fiscal year 2024.

Total other income increased by A$2.6 million to A$7.8 million for fiscal year 2024 from A$5.2 million for fiscal year 2023, primarily due to an increase in interest income of A$2.9 million from A$939,000 in fiscal year 2023 to A$3.9 million in fiscal year 2024. The increase was mainly due to the higher cash balances and higher interest rates in fiscal year 2024.

In fiscal year 2024, our French subsidiary recognized A$3.72 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in fiscal year 2024.

Net gain on foreign exchange was A$113,000 in fiscal year 2024 compared with net gain of A$624,000 in fiscal year 2023 due to fluctuations in currency exchange rates.

There is a non-cash gain of A$ nil from the net change in fair value of warrants for fiscal year 2024 compared with the non-cash gain A$132,000 for fiscal year 2023.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$36.26 million in fiscal year 2023 to A$41.55 million in fiscal year 2024. The increase is mainly attributable to increases in clinical trial activity and associated expenses.

Clinical trial costs related to TACTI-003 increased significantly in fiscal 2024 as the trial has completed patient recruitment. AIPAC-003 was also actively recruiting patients in its integrated Phase II/III trial in Metastatic Breast Cancer (this process completed after the end of fiscal year 2024).

Corporate Administrative Expenses

Corporate administrative expenses for fiscal year 2024 were A$8.85 million compared to A$8.68 million for fiscal year 2023.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$125,000 for fiscal year 2024 compared to A$139,000 for fiscal year 2023.

Net Loss

The loss after tax for fiscal year 2024 of A$42.7 million was higher compared to A$39.9 million for fiscal year 2023. This increase was mainly attributable to an increase in clinical trial activities undertaken during the fiscal year and offset by the increase in interest income.

Comparison of Fiscal Year Ended June 30, 2023 to Fiscal Year Ended June 30, 2022

Revenue

Licensing revenue was A$ nil in the fiscal year 2023 compared to A$170,000 in fiscal year 2022. In fiscal year 2022, the Company received licensing revenue as a licensing partner achieved a predetermined milestone, which triggered a payment to Immutep. No such milestones were recognised during fiscal year 2023.

Other Income

The research material sales increased from A$84,000 in fiscal year 2022 to A$192,000 in fiscal year 2023.

Other income decreased by A$1.4 million to A$5.2 million for fiscal year 2023 from A$6.6 million for fiscal year 2022.

In fiscal year 2023, Immutep recognized A$0.58 million of grant income from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in fiscal year 2023 for the TACTI-002 and TACTI-003 trials. Immutep recognized approximately A$1.2 million in grant income from the Australian Federal Government’s R&D tax incentive program for fiscal year 2022.

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

Net gain on foreign exchange was A$0.62 million in fiscal year 2023 compared with net gain of A$1.2 million in fiscal year 2022.

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

Clinical trial costs related to TACTI-003 increased significantly in fiscal 2023 as the trial reached 91% patient recruitment. AIPAC-003 was also actively recruiting patients in its integrated phase II/III trial in Metastatic Breast Cancer.

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

Net Loss

The loss after tax for fiscal year 2023 of A$39.9 million was higher compared to A$32.2 million for fiscal year 2022. This increase was mainly attributable to an increase in clinical trial activities undertaken during the fiscal year.

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

Clarification of liabilities as current or non-current (Amendments to AASB 101 Presentation of Financial Statements) (Amendments to IAS 1) - Applicable July 1, 2024 (FY2025)

AASB 18 Presentation and Disclosure in Financial Statements (IFRS 18) - Applicable January 1, 2027 (FY2027)

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting years and on foreseeable future transactions.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible notes, exercise of US warrants, operating grants and interest earned from cash on term deposits. For further information, refer to notes 16 and 20 to our audited financial statements included in this annual report.

Capital Requirements

As of June 30, 2024, Immutep’s cash and cash equivalent and term deposit position totals approximately A$181.8 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations at least until the end of calendar year 2026. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current product candidates. We do not expect to generate significant revenue until we obtain regulatory approval to market and sell our product candidates and sales of our product candidates have commenced. We therefore expect to continue to incur substantial losses in the near future.

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

Off-Balance Sheet Arrangements

During fiscal years 2024, 2023 and 2022, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At June 30, 2024	$	$	$	$	$
Trade and other payables	9,562,165	—	—	9,562,165	9,562,165
Convertible note liability	—	1,117,255	—	1,117,255	960,763
Lease liability	264,842	175,428	265,907	706,177	640,865

Total	9,827,007	1,292,683	265,907	11,385,597	11,163,793

Contingent liabilities

Immutep did not have any material contingent liabilities outstanding as of June 30, 2024.

Capital commitments

Immutep did not have any material capital expenditure commitments as of June 30, 2024.

We have agreements with clinical sites and contract research organizations, which specify the total cost for each project. We make payments to these sites and organizations based upon the number of patients enrolled and the period of follow-up in the trial. In each case, Immutep has the legal right to terminate the contract early with a written notice to the contract research organization.

Equity Issuances

The following table summarizes our issuances of ordinary shares for cash, share-based payments and executive and employee compensation in the last five fiscal years.

	Fiscal Year	Number of Shares	Net Proceeds (in A$)
Ordinary Shares – private placement and fully underwritten entitlement offer	2020	148,769,070	20,555,622
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights and warrants	2021	260,521,997	52,429,303
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights	2022	118,086,880	53,985,452
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, conversion of convertible notes, exercise of performance rights	2023	321,066,394	78,864,446
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, exercise of performance rights	2024	265,306,081	95,832,984

All numbers of shares in the table above have been adjusted for the 10 to 1 share consolidation completed in November 2019.

In July 2017, we issued American Depositary Shares (ADSs) for cash consideration totaling A$6,561,765. We issued warrants to purchase up to 1,973,451 of our ADSs. The warrants expired on January 5, 2023. The warrants did not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. During the fiscal year 2022, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 of these warrants remained as at June 30, 2022. During the fiscal year 2024 no warrants were exercised, and 206,507 warrants expired on January 5, 2023.

In December 2018, we issued 2,600,000 ADSs, at a price per ADS of US$2.00 in a registered direct offering, for total gross proceeds of approximately US$5.2 million. In a concurrent private placement, we issued warrants to purchase up to 208,000,000 ordinary shares represented by 2,080,000 ADSs. Each warrant has an exercise price of US$2.50. In December 2020, 2,080,000 of these warrants were exercised at US$2.49 each. As a result, none of these warrants were outstanding as at June 30, 2024.

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

In June 2024, we completed a capital raising of A$100.2 m, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$89.6 million and a retail Entitlement Offer component of approximately A$10.6m.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2024	2023	2022
	A$	A$	A$
Net cash used in operating activities	(34,821,229)	(35,355,820)	(30,229,752)
Net cash used in investing activities	(21,018,677)	(82,735)	(22,914)
Net cash provided by (used in) financing activities	95,180,070	76,022,037	50,325,639
Net increase (decrease) in cash and cash equivalents	39,340,164	40,583,481	20,072,973
Effect of exchange rate on cash and cash equivalents	(967,733)	2,839,106	(671,035)
Cash and cash equivalents at beginning of period	123,417,716	79,995,129	60,593,191
Cash and cash equivalents at end of period	161,790,147	123,417,716	79,995,129

Operating Activities

Net cash used in operating activities was A$34.8 million, A$35.4 million and A$30.2 million during fiscal years 2024, 2023 and 2022, respectively. Payments to suppliers and employees in the net cash used in operating activities mainly relate to R&D and administrative costs. Payments to suppliers and employees increased by A$2.46 million during fiscal year 2024. This increase was mainly attributable to a significant increase in costs related to the TACTI-002 and TACTI-003 clinical trials.

During fiscal years 2024, 2023 and 2022, our payments to suppliers and employees were offset by license revenue received of A$ nil, A$ nil and A$170,369 respectively, interest income received of A$3.7 million, A$0.9 million and A$0.2 million respectively, and grant income received of A$3.8 million, A$3.7 million and A$3.3 million respectively.

Investing Activities

Net cash used in investing activities was A$21,018,677 during fiscal year 2024 and was A$82,735 during fiscal year 2023 and was A$22,914 during fiscal year 2022. The net cash outflow for fiscal year 2024 and 2023 was due to the acquisition of long-term investment and purchase of equipment.

Financing Activities

Net cash provided by financing activities increased A$19 million (25%) from A$76 million in fiscal year 2023 to A$95 million in fiscal year 2024. Net cash provided by financing activities during (i) fiscal year 2024 was primarily attributable to a capital raising of A$100.2m in June 2024, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$89.6m and a retail Entitlement Offer component of approximately A$10.6m. (ii) fiscal year 2023 was primarily attributable to a capital raising of A$80m in June 2023, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$68 million and a retail Entitlement Offer component of approximately A$12m. (iii) fiscal year 2022 was primarily attributable to the placement of ordinary shares of A$45.8 million and a Share Purchase Plan of A$7.2 million.

At June 30, 2024, we had A$161.8 million in cash and cash equivalents compared with 2023, where we had A$123.4 million in cash and cash equivalents. At June 30, 2022, we had A$80 million in cash and cash equivalents.

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

Immutep is advancing its lead product candidate, eftilagimod alfa (efti) through late-stage clinical trials towards marketing approval in three cancer indications:

1. First line non-small cell lung cancer via the Phase III TACTI-004 trial

2. First line head and neck squamous cell carcinoma via the Phase IIb TACTI-003 trial

3. Metastatic Breast Cancer via the Phase II/III AIPAC-003 trial

It is expected that our R&D expenses will increase as we continue to progress our ongoing clinical trials with efti. Expenses will also increase as we continue to progress the development of IMP761, Immutep’s proprietary product candidate and the world’s first LAG-3 agonist for autoimmune diseases.

E. Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management and the positions they hold.

Name	Position
Dr Russell Howard (1)	Non-Executive Chairman

Mr Pete Meyers (3)	Deputy Chairman and Non-Executive Director

Mr Marc Voigt	Executive Director & Chief Executive Officer

Prof. Frédéric Triebel	Executive Director & Chief Scientific Officer

Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Ms Lis Boyce (2)	Non-Executive Director

Dr Florian Vogl	Chief Medical Officer

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee.
(3)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.

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

Mr. Pete Meyers

Pete Meyers has been a Non-Executive Director of Immutep since February 12, 2014, and appointed as Non-Executive Deputy Chairman on November 17, 2017. He was the Chief Financial Officer of Slayback Pharma LLC, a KKR portfolio company, until Slayback was sold to Azurity Pharmaceuticals, Inc. in September 2023. Prior to joining Slayback Pharma LLC, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and he is also the Vice Chairman of East End Hospice, Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School.

Ms Lis Boyce

Ms Boyce has been a Non-Executive Director of Immutep since April 11, 2023. Ms Boyce is a senior corporate lawyer with over 30 years’ experience including capital raising, strategic collaborations, corporate governance and mergers & acquisitions. She is a partner in Piper Alderman’s corporate team since January 2021, and co-chairs the firm’s Life Sciences & Healthcare focus group. Prior to Piper Alderman, Lis has held various leadership roles at Dentons and DibbsBarker. Lis’ strong focus on Life Sciences is reflected in her appointment as deputy chair of AusBiotech’s AusMedtech Advisory Group, and as Chair of AusBiotech’s Leadership Committee for NSW. Lis is a Graduate of the Australian Institute of Company Directors, and a Fellow of the Governance Institute of Australia.

Mr. Marc Voigt

Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 21 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Immutep’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurance and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specializing in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectively, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative.

Prof. Frédéric Triebel, MD Ph.D.

Prof. Triebel founded Immutep S.A. in 2001 and served as its Scientific and Medical Director from 2004. He was appointed as Chief Medical Officer and Chief Scientific Officer following the acquisition of Immutep S.A. in December 2014. Prof. Triebel was appointed as a Director on September 13, 2022 and is currently Chief Scientific Officer of the Company.

Before starting Immutep S.A., he was Professor in Immunology at Paris University. While working at Institute Gustave Roussy (IGR), a large cancer center in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996. First trained as a clinical hematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 156 publications and 59 patents.

Ms. Deanne Miller

Ms. Miller joined Immutep as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She has a Combined Bachelor of Laws (Honors) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Florian Vogl, M.D., Ph.D.

Dr Vogl has over a decade of experience in the biopharmaceutical industry with extensive clinical development expertise in the field of oncology. Most recently, he was CMO of Cellestia Biotech where he focused on delivering new treatments to patients with cancer and autoimmune disorders that had limited therapeutic options. Prior to Cellestia, Dr. Vogl held senior management roles in Europe and the United States, including Head of Clinical Development Europe at Rainier Therapeutics, Senior Global Medical Leader, Oncology Development at Novartis, and as Early Development Leader, Oncology Pipeline at Amgen.

Dr. Vogl is a board-certified M.D. and had a career as a physician and clinical researcher in gynecology and oncology before moving to the biopharmaceutical industry. He earned his M.D. and Ph.D. in clinical pharmacology from the University of Munich and completed a postdoctoral fellowship at the International Agency for Research on Cancer in Lyon.

B. Compensation

Remuneration Principles

Remuneration of all executive and non-executive directors is determined by the Board on the recommendation of the Remuneration Committee.

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

Our remuneration policy is not directly based on our financial performance. In common with other pre-revenue biotechnology companies our primary focus is research and development activities with a long-term objective of developing and commercializing the research and development results.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal year 2024.

	Short-term Benefits				Post Employment	Other Benefits	Share-based Payments				Total
June 30, 2024	Salary and fees A $		Cash bonus A $	Non Monetary* A$	Super- annuation A$	Annual Leave & Long service leave A$	Executive Performance rights* A$		Non-executive Performance Rights A$		A$
Directors
Dr. R. Howard	106,500		—	—	11,715	—	—		45,304	[1]	163,519
Mr. P. Meyers	25,000		—	—	—	—	—		113,712	[2,3]	138,712
Ms Lis Boyce	55,000		—	—	6,050	—	—		83,714	[4]	144,764
Ms A Anderson	20,862		—	—	2,295	—	—		66,831	[5]	89,988
Mr. M. Voigt	477,012		150,978	27,870	—	60,976	347,833	[6]	—		1,064,669
Dr. F. Triebel	294,493		93,844	163,043	7,349	42,047	263,660	[7]	—		864,436
Other Key Management Personnel
Ms. D. Miller	258,923	**	100,000	—	39,482	27,835	138,993	[7]	—		565,233

Dr. F. Vogl***	507,125		—	172,873	—	76,301	199,524	[8]	—		955,823

	1,744,915		344,822	363,786	66,891	207,159	950,010		309,561		3,987,144

*

Non-monetary benefits include compulsory employer funded social security contributions ($27,870 for Mr M Voigt, $172,873 for Dr F Vogl and $163,043 for Dr F Triebel) which are paid directly by the Company to Government authorities in line with German, Swiss and French regulations.

**	The cash salary for Ms Miller increased by AUD12.7k p.a. effective March 2024.
***	Dr Florian Vogl appointed May 1, 2023; classified as KMP from November 1, 2023.
(1)

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at our Annual General Meeting of shareholders (“AGM”) in November 2021. As indicated in the 2021 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at A$60,000 p.a. divided by A$0.53 (being the 5-day VWAP up to and including September 21, 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights vested on December 1, 2022 (being for service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights vested on December 1, 2023 (being for service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights are due to vest on December 1, 2024 (being for service from December 1, 2023 to November 30, 2024).

On November 20, 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the July 20, 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on October 24, 2023 (in recognition of service from April 1, 2023 to October 23, 2023). The second tranche of 50,000 performance rights will vest on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 50,000 performance rights are due to vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 50,000 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

(2)

On December 2, 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received our Annual General Meeting of shareholders (“AGM”) in November 2019. The number of performance rights was calculated based on 3 years of directors’ fees at $105,000 per annum divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 500,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights rested on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights vested October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

(3)

On December 16, 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non- executive director, in accordance with shareholder approval received at the AGM on November 23, 2022. As indicated in the 2022 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.27 (being the 5- day VWAP up to and including September 12, 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on October 1, 2024 (being for service from October 1, 2023 to September 30, 2024). The second tranche of 388,889 performance rights are due to vest on October 1, 2025 (being for service from October 1, 2024 to September 30, 2025). The third tranche of 388,889 performance rights is due to vest October 1, 2026 (being for service from October 1, 2025 to September 30, 2026).
(4)

On November 23, 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the July 20, 2023). However, the fair value of her performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from April 11, 2023 to October 23, 2023). The second tranche of 166,667 performance rights will vest on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 166,667 performance rights are due to vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 166,667 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

(5)

Ms Anderson was entitled to receive part of her director’s fees in performance rights in lieu of cash, subject to shareholder approval. However, Ms Anderson will instead receive an additional pro-rata cash payment of approximately A$35,000 based on her service period up to the date of her resignation in lieu of the performance rights.

(6)

On December 1, 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the AGM on November 26, 2021. One-third vested on October 1, 2023; one-third vested on October 1, 2024 and one-third is due to vest on October 1, 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.

(7)

On December 1, 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third vested on October 1, 2023; the second tranche representing one-third vested on October 1, 2024 and third tranche representing one-third is due to vest on October 1, 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of each person’s contract.

(8)

On January 31, 2024, Dr F Vogl was issued 1,343,856 performance rights under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Dr F Vogl during the year are as follows: The first tranche representing one-third vested on October 1, 2024; the second tranche representing one-third is due to vest on October 1, 2025 and third tranche representing one-third is due to vest on October 1, 2026. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

Service Agreements

The following members of key personnel have service agreements as at June 30, 2024 as follows:

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

Base salary	€178,800

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice. Immutep may make payments of base salary in lieu of the notice period. Base salary A$267,412

Dr Florian Vogl	Chief Medical Officer

Agreement commenced:	May 1, 2023

Details	The agreement can be terminated with 3 months’ notice. Immutep may make payments of base salary in lieu of the notice period. Base salary CHF 295,000

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2024, no obligation has arisen for recognition.

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

Takeovers

If the event of a takeover bid (as defined in the Corporations Act), a participant’s performance rights and options will vest immediately and all performance conditions attaching to those performance rights and/or options will be deemed to have been satisfied in full.

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

Cash bonus					Share-based compensation benefits (performance rights)
								Number of rights
Name	Paid	Forfeited	Year granted		No Granted(A)	Value of rights at grant date	Vested	Vested/ exercisable during the year(A)	Value of rights at exercise date******	Forfeited	Fiscal years in which rights may vest

	%	%				$	%		$	%
Mr R Howard	—	—	2021	*	339,621	166,414	67%	113,207	—	—	2023, 2024 & 2025
			2023		178,356	57,074	16%	28,356	—	—	2024, 2025, 2026 & 2027
Mr P Meyers	—	—	2019	**	1,500,000	420,000	100%	500,000	142,500	—	2022, 2023 & 2024
			2022		1,166,667	361,667	—	—	—	—	2025, 2026 & 2027
Ms Lis Boyce	—	—	2023	***	589,955	188,786	15%	89,954	—	—	2024, 2025, 2026 & 2027
Mr M Voigt	100%	—	2021	****	3,600,000	1,764,000	33%	1,200,000	—	—	2024, 2025 & 2026
Dr F Triebel	100%	—	2021	****	2,700,000	1,323,000	33%	900,000	—	—	2024, 2025 & 2026
Ms D Miller	100%	—	2021	****	1,800,000	882,000	33%	600,000	—	—	2024, 2025 & 2026
Dr F Vogl	—	—	2023	*****	1,343,856	421,075	—	—	—	—	2025, 2026 & 2027

*

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the Annual General Meeting on November 26, 2021. The first tranche of 113,207 performance rights vested on December 1, 2022 (being for continued service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights vested on December 1, 2023 (being for continued service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights are due to vest on December 1, 2024 (being for continued service from December 1, 2023 to November 30, 2024).

On November 23, 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 p.a. divided by $0.33 (being the 5-day VWAP up to and including the July 20, 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on October 24, 2023 (in recognition of service from April 1, 2023 to October 23, 2023). The second tranche of 50,000 performance rights will vest on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 50,000 performance rights are due to vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 50,000 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

**

On December 2, 2019, Mr Pete Meyers was issued 1,500,000 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on November 1, 2019. As indicated in the 2019 AGM notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 p.a. divided by $0.21 (being the closing share price on August 14, 2019). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 500,000 performance rights vested on October 1, 2021 (being for service from October 1, 2020 to September 30, 2021). The second tranche of 500,000 performance rights vested on October 1, 2022 (being for service from October 1, 2021 to September 30, 2022). The third tranche of 500,000 performance rights vested on October 1, 2023 (being for service from October 1, 2022 to September 30, 2023).

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

***

On November 23, 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 AGM. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 p.a. divided by $0.33 (being the 5-day VWAP up to and including the July 20, 2023). However, the fair value of her performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from April 11, 2023 to October 23, 2023). The second tranche of 166,667 performance rights will vest on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 166,667 performance rights are due to vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 166,667 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on October 1, 2023

•	1/3 are due to vest on October 1, 2024

•	1/3 are due to vest on October 1, 2025

Vesting was contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on October 1, 2024

•	1/3 are due to vest on October 1, 2025

•	1/3 are due to vest on October 1, 2026

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

Ms Anderson was entitled to receive part of her director’s fees in performance rights in lieu of cash, subject to shareholder approval. However, Ms Anderson will instead receive an additional pro-rata cash payment of approximately A$35,000 based on her service period up to the date of her resignation in lieu of the performance rights.

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

(i) Options holdings

There were no options holdings outstanding and no movements during the fiscal years June 30, 2024, June 30, 2023 and June 30, 2022.

(ii) Performance Rights holdings

2024	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	226,414	178,356	—	—	404,770	141,563	263,207
Mr Pete Meyers	1,666,667	—	(500,000)	—	1,166,667	—	1,166,667
Mr Marc Voigt	3,600,000	—	—	—	3,600,000	1,200,000	2,400,000
Prof. Frédéric Triebel	2,700,000	—	—	—	2,700,000	900,000	1,800,000
Ms Anne Anderson	—	—	—	—	—	—	—
Ms Lis Boyce	—	589,955	—	—	589,955	89,954	500,001
Ms Deanne Miller	1,800,000	—	—	—	1,800,000	600,000	1,200,000
Dr Florian Vogl	—	1,343,856	—	—	1,343,856	—	1,343,856
	9,993,081	2,112,167	(500,000)	—	11,605,248	2,931,517	8,673,731

(iii) Ordinary Share holdings

2024	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr Russell Howard	1,113,207	—	—	—	1,113,207
Mr Pete Meyers	2,774,395	500,000	—	—	3,274,395
Mr Marc Voigt	11,247,445	—	—	—	11,247,445
Prof. Frédéric Triebel	8,653,764	—	—	—	8,653,764
Ms Anne Anderson	—	—	—	—	—
Ms Lis Boyce	—	—	—	—	—
Ms Deanne Miller	3,267,305	—	—	(1,200,000)	2,067,305
Dr Florian Vogl	—	—	—	—	—
Total ordinary shares	27,056,116	500,000	—	(1,200,000)	26,356,116

ADRs
Mr Marc Voigt	45	—	—	—	45

Prof. Frédéric Triebel	17,061	—	—	—	17,061

Total ADR	17,106	—	—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.

Shares under option

Unissued ordinary shares of Immutep Limited under option at June 30, 2024 are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/ Unlisted Options
August 5, 2015	August 4, 2025	$0.248	847,600	Unlisted
			847,600

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2024.

2024 Grant date	Fair value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
October 1, 2021	0.550	17,699	—	(17,699)	—	—	—
November 26, 2021	0.490	3,600,000	—	—	—	3,600,000	1,200,000
November 26, 2021	0.490	4,500,000	—	—	—	4,500,000	1,500,000
November 26, 2021	0.490	2,900,000	—	(966,667)	—	1,933,333	—
December 16, 2022	0.330	1,112,334	—	—	—	1,112,334	556,167

January 31, 2024	0.350	—	1,343,856	—	—	1,343,856	—
January 31, 2024	0.350	—	1,381,012	—	—	1,381,012	—

		12,130,033	2,724,868	(984,366)	—	13,870,535	3,256,167

On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value have therefore been adjusted retrospectively for the share consolidation.

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of six directors, including four non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first	Current term expires
Dr Russell Howard	Non-Executive Director	2013	November 2026
Mr Pete Meyers	Non-Executive Director	2014	November 2025
Dr Frederic Triebel	Executive Director	2022	November 2024*
Ms Lis Boyce	Non-Executive Director	2023	November 2026
Ms Anne Anderson	Non-Executive Director	2024	October 2024#
Mr Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*

The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every AGM. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Dr Frederic Triebel will stand for re-election at the Company’s AGM in 2024.

#	Ms Anne Anderson resigned as non-executive director on October 4, 2024.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contains what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to attach a copy (or the URL page on its website) of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period . It is not mandatory to follow the Recommendations. Each year we review our corporate governance practices against the Recommendations. Set forth below are the material provisions of the Recommendations together with the reasons, where applicable, for variations therefrom.

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During fiscal year June 30, 2024, we varied from the Recommendations in the following area:

•

The Board had adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations in June 2020; however, the board believed that the Company was still not of a size and did not have large enough workforce to warrant the setting of formal gender diversity objectives. As the Company was included in the S&P / ASX 300 Index in September 2024, the future measurable objective for achieving gender diversity in the composition of the Board will be to have not less than 30% of its directors of each gender.

2.

Structure the Board to be effective and add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2024, we varied from the Recommendations in the following area:

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

Board Diversity Matrix as of June 30, 2024

Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	6

Part I: Gender Identity		Female	Male
Directors		2	4
Part II: Demographic Background
Did Not Disclose Demographic Background	6

Board Diversity Matrix as of June 30, 2023

Country of Principal Executive Offices	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	5

Part I: Gender Identity		Female	Male
Directors		1	4
Part II: Demographic Background
Did Not Disclose Demographic Background	5

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

D. Employees

As of June 30, 2024, Immutep had 44 employees, including 34 employed in research and development, 1 in intellectual property management and 9 in general management and administration. Of these 44 employees, 8 were located in Australia, 8 were located in France, 4 were located in Hungary, 2 was located in Switzerland and 22 were located in Germany. As at the end of fiscal years 2023 and 2022 we had 41 and 35 employees, respectively. The number of employees increased by approximately 7.3% during fiscal year 2024.

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

The following table sets forth certain information as of October 14, 2024 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,454,567,846 ordinary shares issued and outstanding as of October 14, 2024.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Dr Russell Howard	1,113,207		0.08%
Mr Pete Meyers	3,663,284		0.25%
Mr Marc Voigt	11,276,945	*	0.78%
Mr Marc Voigt	450	**	—
Ms Lis Boyce	—		—
Ms Deanne Miller	2,667,305		0.18%
Prof. Frédéric Triebel	8,653,764		0.59%
Prof. Frédéric Triebel	170,610	***	0.01%

All directors and executive officers as a group (6 persons)	27,545,565		1.89%

*	This amount includes 85,250 ordinary shares held indirectly by Mr Marc Voigt via JP Morgan Nominees Australia Limited.
**	Held by Mr Marc Voigt in the form of 45 ADSs listed on the NASDAQ Global Market.
***	Held by Prof. Frédéric Triebel in the form of 17,061 ADSs listed on the NASDAQ Global Market.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the beneficial owners of 5% or more of our ordinary shares as of October 17, 2024 were: Regal Funds Management Pty Limited and its associates(“Regal”), Perennial Value Management(“Perennial”), The Bank of New York Mellon Corporation (“BNYM”), Insignia Financial Ltd(“Insignia”) and JPMorgan Chase & Co. and its affiliates(“JPMorgan”).

On July 30, 2021, Fidelity Limited (“Fidelity”) became a substantial holder with 6.21% of ownership of our ordinary shares. As at June 30, 2022 and 2023, Fidelity’s shareholding was 7.41% and 10.05% respectively. On April 9, 2024, Fidelity Limited ceased to be a substantial holder.

On May 26, 2023, Insignia became a substantial holder with 5.19% of ownership of our ordinary shares. On June 8 2023, Insignia increased its shareholding from 5.19% to 7.49% then increased to 8.97% on June 12, 2023. On September 20, 2024, Insignia further increased their shareholding from 8.97% to 10.16%.

On September 10, 2024, JPMorgan became a substantial holder with 5.10% of ownership of our ordinary shares. It ceased to be a substantial Holder on September 24, 2024 and re-entered as a substantial holder with 5.01% of ownership on October 15, 2024.

On June 8, 2023, Milford Asset Management Limited(“Milford”) became a substantial holder with 5.34% of ownership of our ordinary shares. It ceased to be substantial holder on February 13, 2024.

On June 28, 2021, National Nominees Ltd ACF Australian Ethical Investment Limited (AEF) held 5.56% of ordinary shares of the company and ceased to be a substantial holder on July 30, 2021. On September 30, 2022, ACF became a substantial holder again with 5.00% of ownership of our ordinary shares. Due to dilution from the issue of additional shares, AEF’s ownership decreased to 4.98% and consequently it ceased to be substantial holder on October 3, 2022.

On February 22, 2024, Perennial became a substantial holder with 5.00% of ownership of our ordinary shares. It ceased to be a substantial holder on March 7, 2024. On June 13, 2024, Perennial again became a substantial holder with 5.04% of ownership of our ordinary shares.

On February 13, 2024, Regal became a substantial holder with 5.46% of ownership of our ordinary shares. Regal further increased their shareholding to 7.40% on February 16, 2024, then increased to 8.51%, 9.57% and 10.59% on June 12, 2024, July 24, 2024 and September 20, 2024 respectively.

BNYM, as depositary of the ADR program, owned 15.54% of our ordinary shares as at October 18, 2024. BNYM has a relevant interest in 210,913,979 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

As at June 30, 2022, 2023 and 2024, BNYM’s shareholding was 27.83%, 20.44% and 16.60% respectively. On July 2, 2024, it decreased its shareholding from 16.60 % to 15.54% and further decreased to 14.5% on October 16, 2024.

As of September 30, 2024, there were 13,534 holders of record of our ordinary shares, of which 10 holders, holding approximately 0.07% of our ordinary shares, had registered addresses in the United States and 2 registered holders of our ADRs. These numbers are not representative of the number of beneficial holders of our shares or ADRs nor are they representative of where such beneficial holders reside, as many of these ordinary shares and ADRs were held of record by brokers or other nominees. The estimated number of beneficial ADR holders is 7,013 based on the last broker search conducted, with the record date of August 1, 2024.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B. Related Party Transactions

During fiscal years 2024, 2023 and 2022, there were no related party transactions other than compensation of Directors and other members of key management personnel, see “Item 6.B Compensation”.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30 2024, 2023 and 2022 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia for each of the three years in the period ended June 30, 2024 is included therein immediately preceding the financial statements.

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

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregate with securities issued by our company during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. Subject to certain exceptions under the ASX Listing Rules, other allotments of securities require approval by an ordinary resolution of shareholders.

C. Material Contracts

In June 2024, the Company entered into our third and most important collaboration with MSD for our upcoming registrational Phase III trial in non-small cell lung cancer (1L NSCLC) called TACTI-004. In addition to working together with us, MSD is also supplying KEYTRUDA for the trial. TACTI-004 is among the few global Phase III trials evaluating a combination therapy with KEYTRUDA that addresses almost the entire 1L NSCLC patient population eligible for anti-PD-(L)1 therapy. This is significant as KEYTRUDA became the world’s top-selling drug in 2023, and lung cancer was estimated to represent over 35% of KEYTRUDA’s $25 billion in sales last year. With positive feedback now received from multiple agencies and other stakeholders, we are planning to enroll the first patient into this ~750 patient trial in late 2024 or early 2025. Under the terms of the agreement, Immutep is the sponsor and is funding the clinical trial from its existing budget whilst MSD will provide pembrolizumab for the duration of the trial. The agreement will run for an indefinite term until final reports of the study have been completed. It includes customary termination and intellectual property provisions for a clinical collaboration agreement. The agreement also includes provisions for use of the clinical data to obtain regulatory approval of efti and to promote the drug with a relevant label indication.

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

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”), associated legislation and regulations. These limitations are in addition to the more general overarching Takeovers Prohibition under the Corporations Act 2001 (Cth) of an acquisition of more than a 20% interest in a public company (in the absence of an applicable exception) by any person whether foreign or otherwise.

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

The Australian foreign investment regime applies differently to ‘foreign government investors’ and ‘foreign persons’. Broadly, a foreign person means an individual not ordinarily resident in Australia or a corporation, trust or limited partnership in which: (i) a foreign person (alone or together with its associates) holds an interest of at least 20% in the entity or (ii) multiple foreign persons hold an aggregate interest of at least 40%. Broadly, an entity will be a ‘foreign government investor’ if (i) it is a foreign government or separate government entity, or (ii) a corporation, trust or unincorporated limited partnership in which an interest of at least 20% is held by foreign government investors from a single country or (ii) or an interest of at least 40% is held by foreign government investors from multiple countries.

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

•

a ‘substantial interest’ (generally 20% or more) in an Australian entity valued above the relevant monetary threshold. This is generally A$330 million (indexed annually) or A$1,427 million in case of U.S. investors where the investment is being made directly by a U.S investor, in each case calculated by the higher of the total asset value and the total value of the issued securities of the Australian entity;

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

The Australian Foreign Investment Review Board, an Australian advisory board to the Australian Treasurer has provided a guideline titled Australia’s Foreign Investment Policy, which provides an outline of Australia’s foreign investment framework. As for the risk associated with seeking approval, the policy provides, among other things, that if the Treasurer determines a proposal is contrary to national interest, it will be rejected or conditions will be applied to safeguard the national interest.

If an application is made to the Australian Treasurer (whether voluntary or compulsory), the Australian Treasurer may either issue a non-objection notice, a non-objection notice with conditions or make an order prohibiting proposed actions.

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

Australian law requires the transfer of shares in our company to be made in writing or electronically through the Clearing House Electronic Sub- register System.

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

Non-Australian tax resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non- Australian tax resident individuals. Some relief from the Australian income tax may be available to such non-Australian tax resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

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

The U.S. dollar value of any distribution on the ADSs made in Australian dollars generally will be calculated using the spot exchange rate between the U.S. dollar and the Australian dollar in effect on the date the distribution is actually or constructively received by the U.S. Holder regardless of whether the Australian dollars so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Australian dollars and converts those Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claim of the reduced rate of tax, described above, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Australian taxes and the availability of the reduced tax rate for dividends received by certain non- corporate holders, each described above, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our Company.

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

In the case of an accrual-basis U.S. Holder who receives Australian dollars in connection with the sale or other disposition of ADSs, the amount realized will be calculated based on the U.S. dollar value of the Australian dollar by reference to the spot rate in effect on the trade date of such exchange, unless such U.S. Holder elects to calculate the amount realized from the sale or other disposition of ADSs using the exchange rate on the settlement date. Such election, if made, must be applied consistently from year to year and may not be changed without the consent of the Internal Revenue Service (“IRS”). In the event that an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes. However, if foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or accrual-basis U.S. Holder that elects the cash method as described above should not recognize any gain or loss on such conversion.

Passive Foreign Investment Companies (PFIC)

There is a risk that we may be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, a shareholder must classify as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to fiscal year 2024. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, such classification of our ADSs is continuing for such U.S. Holder, and we would ordinarily be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs, irrespective of whether we would meet the conditions to be classified as a PFIC with respect to such future year on a standalone basis.

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax (at a rate of 24% under current law). Backup withholding will not apply if a U.S. Holder (i) is established to be a corporation through acceptable documentation, (ii) qualifies for an exemption, or (iii) furnishes correct taxpayer identification.

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

The documents concerning our company which are referred to in this document may also be inspected at our office located at Level 32, Australia Square, 264 George Street, Sydney New South Wales 2000, Australia.

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2024		June 30, 2023
	USD	EUR	USD	EUR
Cash in bank	16,024,380	64,516,106	2,992,306	27,753,499
Trade and other receivables	27,456	5,439,790	125,024	4,265,992
Trade and other payables	(370,607)	(3,006,610)	(1,484,954)	(4,271,655)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2024, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2024 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2024.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

Not applicable

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2024 and 2023.

PricewaterhouseCoopers

	Fiscal 2024 A$	Fiscal 2023 A$
Audit fees	661,381	789,291
Other audit-related services in relation to US regulatory filings	—	77,421
Total remuneration of PricewaterhouseCoopers Australia	661,381	866,712

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

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We understand that cybersecurity is not merely a technical issue but a fundamental business imperative to protect our digital assets, maintain stakeholder confidence, and ensure regulatory compliance. We have adopted a comprehensive and proactive approach which involves identifying, evaluating, monitoring and mitigating risks associated with cyber threats to our organization’s information assets and critical systems. Our proactive approach to risk management includes:

Risk Assessment

•	Classifying all digital assets within the organisation that could affect the Company’s overall risk;

•	Identifying where, when and how the risks could occur and impact our digital assets and information;

•	Documenting the risks identified in the risk register; and

•	Analysing and evaluating the potential threats and consequences of different types of security incidents.

Risk Mitigation

•	Taking preventive steps by implementing robust security measures like encryption, anti-virus software, access controls to reduce vulnerabilities;

•	Establishing policies and procedures to govern the use of digital assets; and

•	Ensuring continuous monitoring of our systems to identify the emerging threats quickly.

Creating a Cybersecurity culture within the organization

•	Promoting cybersecurity awareness among all employees through training programs;

•	Encouraging accountability by clearly communicating security policies and procedures; and

•	Implementing mechanisms for reporting and responding to security threats.

Engagement of third-party service providers

•

We engage with cybersecurity experts from time to time, who can provide valuable insights and guidance. This includes consulting with external cybersecurity experts, participating in industry forums, and leveraging these resources effectively; and

•

We use third-party service providers to perform a variety of functions throughout our business, such as contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”). We have certain vendor management processes to manage cybersecurity risks associated with our use of certain providers, depending on the nature of the services provided, the sensitivity of the information and data, and the identity of the provider. These processes may include information security questionnaires, audits, and imposition of contractual obligations relating to cybersecurity.

Incident Response Plan

•	Ensuring the incident response plan and procedures are defined in preparation for any security incidents that may impact the Company’s information or digital assets or services;

•

Establishing an Incident Response Team to provide a quick, effective and orderly response to weakness/incidents such as virus infections, hacker attempts and breakings, improper disclosure of confidential information to others, breach of personal information and other events with serious security implications.

Cybersecurity Governance

Our Board of Directors and the Executive Leadership team have ultimate responsibility for ensuring the organization’s resilience against cyber threats. Our Board provides oversight and ensures that there are adequate resources in place to protect the organization’s digital infrastructure. The Board carries out its risk oversight and management responsibilities by monitoring risk directly as a full board and, where appropriate, through the Audit and Risk Committee.

Our Chief Operating Officer (“COO”) works closely with the Company’s qualified internal IT administration staff as well as external IT service providers to constantly refine the organization’s IT policies, including its incident response plan to ensure that the organization swiftly and effectively responds to cyber incidents, minimizing potential damage and maintaining business continuity. Our COO oversees the implementation of cybersecurity best practices, ensuring compliance with relevant regulations, and fostering a culture of continuous improvement and awareness in cybersecurity practices. The COO also presents to the board or audit committee, as appropriate, any updates, changes, or improvements on the Company’s cybersecurity risk management program.

Our IT administration staff consists of an IT Manager who has over 12 years of IT experience and our IT Assistant who has over 9 years of IT experience with a master’s degree in Computer Applications. Together, our IT Manager and IT Assistant are responsible for assessing and managing cybersecurity risks on a day to day operational level. This includes monitoring unusual activity of the IT systems, managing user access controls, and ensuring that our systems are protected against security threats.

During the fiscal year ended June 30, 2024, we did not identify risks from cybersecurity incidents, that materially affected or were reasonably likely to materially affect our business strategy, results of operations, or financial condition. While prior incidents (“phishing attacks” which have been recognised as such) have not had a material impact on us, future cybersecurity incidents or threats could have a material impact on our business, operations, and reputation.

Please refer to Item 1A, “Risk Factor,” in this annual report on Form 20-F , entitled “Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs,”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Immutep Limited

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Shareholders of Immutep Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2024, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in
Internal Control - Integrated Framework
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
Liability limited by a scheme approved under Professional Standards Legislation.

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
Grant income
As described in Notes 1(e)(ii), 3(a) and 4 to the consolidated financial statements, the Company recognized grant income of $3.7 million for the year ended June 30, 2024. Grant income is earned by the Company from governments in Australia and France related to Australian Research and Development

Rebates and France’s Credit d’Impôt Recherche and is recognized at fair value when there is reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Management applies judgment in determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

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
PricewaterhouseCoopers
Sydney, Australia
October 22, 2024
We have served as the Company’s auditor since 2011.

IMMUTEP LIMITED
CONSOLIDATED BALANCE SHEETS
(in Australian dollars, except number of shares)

		June 30,
		2024	2023
	Note	A$	A$
ASSETS
Current Assets
Cash and cash equivalents	7	161,790,147	123,417,716
Current receivables	8	7,350,296	7,952,061
Short-term investments	9	20,086,308	—
Other current assets	10	2,123,691	3,595,567

Total Current Assets		191,350,442	134,965,344

Non-Current Assets
Plant and equipment	12	63,145	83,144
Intangibles	13	8,240,937	9,490,222
Right of use assets	19	616,578	385,369
Other non-current assets	11	1,308,179	2,524,911

Total Non-Current Assets		10,228,839	12,483,646

TOTAL ASSETS		201,579,281	147,448,990

Current Liabilities
Trade and other payables	15	9,562,165	9,024,600
Employee benefits	17	690,568	562,301
Lease liability	19	233,619	185,205

Total Current Liabilities		10,486,352	9,772,106

Non-Current Liabilities
Convertible note liability	16	960,763	835,446
Employee benefits	18	203,178	164,432
Lease liability	19	399,409	207,617
Provisions		7,837	—
Deferred tax liability	14	—	—

Total Non-Current Liabilities		1,571,187	1,207,495

TOTAL LIABILITIES		12,057,539	10,979,601

NET ASSETS		189,521,742	136,469,389

EQUITY
Contributed equity	20	542,105,187	446,272,203
Reserves	21	30,063,712	30,127,718
Accumulated losses	21	(382,647,157)	(339,930,532)

Equity attributable to the owners of Immutep Limited		189,521,742	136,469,389

TOTAL EQUITY		189,521,742	136,469,389

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2024 A$	2023 A$	2022 A$
Revenue
License revenue		—	—	170,369
Other income
Research material sales		119,089	191,721	84,018
Grant income		3,722,788	3,314,001	4,459,974
Net gain on foreign exchange		113,458	623,511	1,228,122
Net gain on fair value movement of warrants	4	—	131,896	591,070
Interest income		3,882,757	938,999	224,520
Miscellaneous		533	—	—

Total revenue and other income		7,838,625	5,200,128	6,758,073

Expenses
Research & development and intellectual property expenses	5	(41,546,724)	(36,257,187)	(31,341,576)
Corporate administrative expenses	5	(8,852,615)	(8,679,840)	(7,210,123)
Finance costs		(30,594)	(20,401)	(92,430)
Net Changes in fair value of convertible note liability	16	(125,317)	(139,048)	(324,736)

Loss before income tax expense		(42,716,625)	(39,896,348)	(32,210,792)
Income tax expense	6	—	—	(34)

Loss after income tax expense for the year		(42,716,625)	(39,896,348)	(32,210,826)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(1,421,191)	3,592,502	(922,327)

Other comprehensive income/(loss) for the year, net of tax		(1,421,191)	3,592,502	(922,327)

Total comprehensive loss for the year		(44,137,816)	(36,303,846)	(33,133,153)

Loss for the year is attributable to:
Owners of Immutep Limited		(42,716,625)	(39,896,348)	(32,210,826)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(44,137,816)	(36,303,846)	(33,133,153)

		Cents	Cents	Cents
Basic loss per share	31	(3.56)	(4.47)	(3.79)
Diluted loss per share	31	(3.56)	(4.47)	(3.79)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2024 A$	2023 A$	2022 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(42,448,779)	(39,991,402)	(33,838,950)
Cash receipts from grant income and government incentives		3,762,716	3,655,807	3,302,200
Cash receipts from license revenue		—	—	87,816
Other income		199,249	82,319	86,990
Interest received		3,695,594	917,997	224,656
Income Tax paid		—	—	(34)
Payment for interest expenses		(30,009)	(20,541)	(92,430)

Net cash outflows used in operating activities	30	(34,821,229)	(35,355,820)	(30,229,752)

Cash flows related to investing activities
Payments for plant and equipment	12	(29,215)	(82,735)	(22,914)
Payment for intangible	13	(903,154)	—	—
Acquisition of investments	9	(20,086,308)	—	—

Net cash outflows used in investing activities		(21,018,677)	(82,735)	(22,914)

Cash flows related to financing activities*
Proceeds from issue of shares	20	100,235,538	80,082,752	52,975,330
Share issue transaction costs	20	(4,883,467)	(3,848,741)	(2,427,155)
Principal elements of lease payments	19	(226,494)	(211,974)	(222,536)
Advance payment from shareholders for Entitlement Offer		54,493	—	—

Net cash inflows provided by (used in) financing activities		95,180,070	76,022,037	50,325,639

Net increase/(decrease) in cash and cash equivalents		39,340,164	40,583,481	20,072,973
Effect of exchange rate on cash and cash equivalents		(967,733)	2,839,106	(671,035)
Cash and cash equivalents at the beginning of the year		123,417,716	79,995,129	60,593,191

Cash and cash equivalents at the end of the year	7	161,790,147	123,417,716	79,995,129

*	Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in Note 16 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 21 to the financial statements.
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in Australian dollars, except number of shares)

	Issued Equity	Reserves	Accumulated losses	Total equity
Consolidated	A$	A$	A$	A$
Balance at July 1, 2021	313,422,305	34,491,526	(274,642,220)	73,271,611
Other comprehensive income for the year, net of tax	—	(922,327)	—	(922,327)
Loss after income tax expense for the year	—	—	(32,210,826)	(32,210,826)

Total comprehensive income/(loss) for the year	—	(922,327)	(32,210,826)	(33,133,153)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	51,053,411	—	—	51,053,411
Conversion of Convertible Notes	2,059,791	(5,178,972)	4,517,837	1,398,656
Employee share based payment	—	1,486,841	—	1,486,841
Exercise of vested performance rights	872,250	(872,250)	—	—

Balance at June 30, 2022	367,407,757	29,004,818	(302,335,209)	94,077,366

	Issued Equity	Reserves	Accumulated losses	Total equity
Consolidated	A$	A$	A$	A$
Balance at July 1, 2022	367,407,757	29,004,818	(302,335,209)	94,077,366
Other comprehensive income for the year, net of tax	—	3,592,502	—	3,592,502
Loss after income tax expense for the year	—	—	(39,896,348)	(39,896,348)

Total comprehensive income/(loss) for the year	—	3,592,502	(39,896,348)	(36,303,846)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	75,937,746	—	—	75,937,746
Conversion of Convertible Notes	1,045,012	(2,589,486)	2,301,025	756,551
Employee share based payment	—	2,001,572	—	2,001,572
Exercise of vested performance rights	1,881,688	(1,881,688)	—	—

Balance at June 30, 2023	446,272,203	30,127,718	(339,930,532)	136,469,389

	Issued Equity	Reserves	Accumulated losses	Total equity
Consolidated	A$	A$	A$	A$
Balance at July 1, 2023	446,272,203	30,127,718	(339,930,532)	136,469,389
Other comprehensive income for the year, net of tax	—	(1,421,191)	—	(1,421,191)
Loss after income tax expense for the year	—	—	(42,716,625)	(42,716,625)

Total comprehensive income/(loss) for the year	—	(1,421,191)	(42,716,625)	(44,137,816)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	95,393,883	—	—	95,393,883
Conversion of Convertible Notes	—	—	—	—
Employee share based payment	—	1,796,286	—	1,796,286
Exercise of vested performance rights	439,101	(439,101)	—	—

Balance at June 30, 2024	542,105,187	30,063,712	(382,647,157)	189,521,742

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
Immutep has five product candidates based on the
LAG-3
immune control mechanism in development, all with different mechanisms of action. Its lead in-house
product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble
LAG-3Ig
fusion protein, which is in later-stage clinical development for the treatment of cancer.
Immutep has a second
in-house
product candidate (IMP761) which is now in clinical development for the treatment of autoimmune disease, a third product candidate, IMP 731, also known as GSK’781, which was licensed to GSK and has been returned to the Company and a fourth (IMP 701, also known as LAG525) which is fully licensed to Novartis. Immutep is also developing a
LAG-3
small molecule program.
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
Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Level 32, Australia Square, 264 George Street
Sydney NSW 2000
The financial statements were authorized for issue by the directors on October 22, 2024. The directors have the power to amend and reissue the financial statements.
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.
Whilst there were uncertainties from the outbreak of war in Ukraine, hostilities in the Middle East and macroeconomic factors, such as inflation and interest rates during the fiscal year ended June 30, 2024. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements.
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
(ii) New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(a) Basis of preparation (continued)
(ii) New standards and interpretations not yet adopted (continued)

Clarification of liabilities as current or
non-current
(Amendments to AASB 101 Presentation of Financial Statements) (Amendments to IAS 1)—Applicable July
 1
2024 (FY2025)
AASB 18 Presentation and Disclosure in Financial Statements (IFRS 18) - Applicable January 1 2027 (FY2027)
There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting years and on foreseeable future transactions.
(iii) New and amended standards adopted by the Group
The Group has not applied new standards and amendments for the first time for their annual reporting period commencing July 1, 2023.
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
Non-monetary
items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary
assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary
assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income
.
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
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. In the financial statements that include the foreign operation and the reporting entity (e.g. consolidated financial statements when the foreign operation is a subsidiary), such exchange differences shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Revenue recognition
Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:
(i) License revenue
At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments as communicated by third party research collaborators based on the progress of their on-going clinical trials and research.
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

•
Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation or transferring the distinct good or service when considering all of the performance obligations and payment terms in the contract.

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
Term deposits with a maturity more than 3 months from the date of acquisition are presented as investments.
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
Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI). The Group does not hold any financial assets at fair value through profit or loss or fair value through comprehensive income.
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of fiscal year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognized initially
at their fair value and subsequently measured at amortized cost using the effective interest method.
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
(m) Plant and equipment
Plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation on tangible assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

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
(n) Intangible assets (continued)
(i) Intellectual property (continued)

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
(o) Employee benefits
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
(ii) Other long-term employee benefit obligations
The liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are measured at the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments are recognized in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.
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
(o) Employee benefits (continued)

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
(p) Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(q) Earnings per share
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Goods and Services Tax (‘GST’) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense. Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
(s) Leases
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
Operating leases
 with a term of less than 12 months are considered as short-term leases and leases below threshold of A$
12,000
are considered as low value leases. Payments associated with short-term leases and all leases of low-value
assets are recognised on a straight-line basis as an expense in profit or loss. During the fiscal year ended June 30, 2024, the expense recognised for short term leases was A$
3,165
and the expense recognised for low value leases was A$
4,705
.
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
(s) Leases (continued)

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
(t) Parent entity financial information
The financial information for the parent entity, Immutep Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.
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
The Group hedges its foreign exchange risk exposure arising from future commercial transactions and recognized assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.
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
The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2024 and June 30, 2023.
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2024		June 30, 2023
	USD	EUR	USD	EUR
Cash in bank	16,024,380	64,516,106	2,992,306	27,753,499
Trade and other receivables	27,456	5,439,790	125,024	4,265,992
Trade and other payables	(370,607)	(3,006,610)	(1,484,954)	(4,271,655)
Sensitivity
Based on the financial

assets and liabilities held at June 30, 2024, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax
loss for the year would have been $
1,568,123
lower / $1,568,123 higher (2023 – $
163,238
lower / $163,238 higher).
Based on the financial instruments held at June 30, 2024, had the Australian dollar weakened/ strengthened by 10% against the EURO with all other variables held constant, the Group’s post-tax
loss for the year would have been $ 6,694,929 lower/ $ 6,694,929 higher (2023 – $ 2,774,784 lower/ $ 2,774,784 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax
loss will have an equivalent change to equity.
Currently the Group’s exposure to other foreign exchange movements is not material.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(b) Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, short term investments and receivables. Cash and cash equivalents and short term investments consist primarily of deposits with banks for only independently rated parties with a minimum rating of ‘A’ according to reputable ratings agencies. Receivables consist primarily of amounts
recoverable from governments, where the risk of
non-recoverability
is minimal.
Further, the credit quality of cash and cash equivalents, short term investments and receivables are neither past due nor impaired and can be assessed by reference to external credit ratings:

	June 30, 2024	June 30, 2023
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	181,876,455	123,417,716
(c) Liquidity risk
Prudent liquidity
 risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call and short-term deposits which mature within three months from acquisition comprise of $
161,790,147
(2023
– $
123,417,716
) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note
7)
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
The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due
within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities At June 30, 2024	Less than 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives

Trade and other payables	9,562,165	—	—	9,562,165	9,562,165
Convertible note liability (refer note 16)	—	1,117,255	—	1,117,255	960,763
Lease liability	264,842	175,428	265,907	706,177	640,865

	9,827,007	1,292,683	265,907	11,385,597	11,163,793

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)
c) Liquidity risk (continued)

Contractual maturities of financial liabilities At June 30, 2023	Less than 12 months $	Between 1 and 5 years $	More than 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	9,024,600	—	—	9,024,600	9,024,600
Convertible note liability (refer note 16)	—	1,117,255	—	1,117,255	835,446
Lease liability	194,688	212,952	—	407,640	392,822

	9,219,288	1,330,207	—	10,549,495	10,252,868

(d) Fair value measurements
The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2024 and June 30, 2023 on a recurring basis:

At June 30, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	20,086,308	—	—	20,086,308
Total financial assets	20,086,308	—	—	20,086,308
Financial Liabilities
Convertible note liability	—	—	960,763	960,763

Total financial liabilities	—	—	960,763	960,763

At June 30, 2023	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	—	—	—	—
Total financial assets	—	—	—	—
Financial Liabilities
Convertible note liability	—	—	835,446	835,446

Total financial liabilities	—	—	835,446	835,446

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
Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)
(d) Fair value measurements (continued)

(ii) Fair value measurements using value techniques

•	There are no financial instruments as at June 30, 2024 under Level 1.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 16 for details of fair value measurement.
(iii) Valuation inputs and relationships to fair value
The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair Value at June 30, 2024 $	Unobservable inputs	Range of inputs
Convertible note	960,763	Face Value	859,427
		Interest Rate of Note	3%
		Risk adjusted Interest rate	15%
(iv) Valuation process
The convertible note has continued to be valued using a discounted cash flow model.
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
(a) Grant income
Grant income is based on judgements of management when determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.
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
(c) Liquidity
The Group has
 experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2024, the Group holds cash and cash equivalents of $
161,790,147
(2023: $
123,417,716)
.
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
This involves consideration of future funding initiatives such as potential business development opportunities, for example an out-licensing transaction, capital raising initiatives, and the control of variable spending on research and development activities of the Group.
(d) Assessment on the carrying value of intellectual property
Costs incurred in acquiring intellectual property are capitalized and amortized on a straight-line basis over a period not exceeding the life of the patents. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application. Costs include only those costs directly attributable to the acquisition of the intellectual property.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2024 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note1(g).
(e) Investment in subsidiaries
Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.
Given the current phase of operations, management has recognized these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts receivables and payables with external parties
(f) Fair value estimates of convertible note
Fair value estimation of convertible note is included in the notes 1(l) and (m) and notes 16 of the financial statements.

NOTE 4. SEGMENT REPORTING
Identification of reportable operating segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information June 30, 2024	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	119,089	—	119,089
Grant income	3,722,788	—	3,722,788
Net gain on foreign exchange	—	113,458	113,458
Interest income	—	3,882,757	3,882,757

Total revenue and other income	3,841,877	3,996,215	7,838,092

Result
Segment Result	(46,556,929)	3,840,304	(42,716,625)

Profit/(loss) before income tax expense	(46,556,929)	3,840,304	(42,716,625)

Income tax expense	—	—	—

Loss after income tax expense			(42,716,625)
Total segment assets	201,579,281	—	201,579,281
Total segment liabilities	12,057,539	—	12,057,539

Operating segment information June 30, 2023	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	191,721	—	191,721
Grant income	3,314,001	—	3,314,001
Net gain on fair value movement of warrants	—	131,896	131,896
Net gain on foreign exchange	—	623,511	623,511
Interest income	—	938,999	938,999

Total revenue and other income	3,505,722	1,694,406	5,200,128

Result
Segment Result	(41,431,305)	1,534,957	(39,896,348)
Profit/(loss) before income tax expense	(41,431,305)	1,534,957	(39,896,348)
Income tax expense	—	—	—
Loss after income tax expense			(39,896,348)

Total segment assets	147,448,990	—	147,448,990
Total segment liabilities	10,979,601	—	10,979,601

NOTE 4. SEGMENT REPORTING (continued)

Operating segment information June 30, 2022	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	170,369	—	170,369
Other income
Research material sales	84,018	—	84,018
Grant income	4,459,974	—	4,459,974
Net gain on fair value movement of warrants	—	591,070	591,070
Net gain on foreign exchange	—	1,228,122	1,228,122
Interest income	—	224,520	224,520

Total revenue and other income	4,714,361	2,043,712	6,758,073

Result
Segment Result	(33,929,768)	(1,718,976)	(32,210,792)

Profit/(loss) before income tax expense	(33,929,768)	(1,718,976)	(32,210,792)
Income tax expense			(34)

Loss after income tax expense			(32,210,826)

Total segment assets	102,169,550	—	102,169,550
Total segment liabilities	8,092,184	—	8,092,184

NOTE 5. EXPENSES

	Consolidated
	June 30, 2024	June 30, 2023	June 30, 2022
	$	$	$
Breakdown of expenses by nature
Research and development*	31,472,063	28,793,385	25,337,538
Employee benefits expenses	8,824,161	6,527,725	4,966,304
Amortisation of Intellectual property	1,964,566	1,821,865	1,814,199
Employee share-based payment expenses	1,796,286	2,001,572	1,486,841
Intellectual property management	1,127,029	974,025	814,133
Auditor’s remuneration	688,364	866,712	561,485
Depreciation	297,292	239,954	249,276
Other administrative expenses	4,229,578	3,711,789	3,321,923

Total Research & Development, Intellectual Property and Corporate & Administrative Expenses	50,399,339	44,937,027	38,551,699

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.
NOTE 6. INCOME TAX EXPENSE

	Consolidated
	June 30, 2024	June 30, 2023	June 30, 2022
	A$	A$	A$
Current tax
Current tax on profits for the fiscal year	—	—	34

Total current tax expense	—	—	34

Deferred income tax
Decrease in deferred tax assets	(1,730,865)	(2,326,468)	244,144
Decrease in deferred tax liabilities	1,730,865	2,326,468	(244,144)

Total deferred tax (benefit)/expense	—	—	—

Income tax expense	—	—	34

	Consolidated
	June 30, 2024	June 30, 2023	June 30, 2022
	A$	A$	A$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(42,716,625)	(39,896,348)	(32,210,792)
Tax at the Australian tax rate of 25% (2023 & 2022:25%)	(10,679,156)	(9,974,087)	(8,052,698)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	449,072	500,393	371,710
Other non-deductible expenses	31,997	332,523	1,485,059
Non-assessable income	(930,697)	(828,500)	(783,318)
Deductible capital listing fee	(834,683)	(507,561)	(368,398)
Adjustment of current tax for prior period	—	—	148,303
Difference in overseas tax rates*	6,542,761	5,442,226	4,118,372

	(5,420,706)	(5,035,006)	(3,080,970)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	5,420,706	5,035,006	3,080,936

Income tax expense**	—	—	(34)

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for fiscal year 2024, 2023 and 2022.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

NOTE 6. INCOME TAX EXPENSE (continued)

	Consolidated
	June 30, 2024	June 30, 2023	June 30, 2022
	A$	A$	A$
Deferred tax assets for tax losses not recognised comprises:
Unused tax losses for which no deferred tax asset has been recognized	310,330,626	221,070,595	206,764,587

Total deferred tax assets for tax losses not recognized	58,586,607	42,042,046	43,688,958

The above potential
 tax benefit for tax losses has not been
recognized
in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2024 was $
310,330,626
(2023: $
221,070,595
,

2022: 206,764,587).
Utilization
of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits
against
which to utilize the losses.
NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Cash on hand	286	358
Cash at bank	94,932,968	119,829,155
Restricted cash	—	—
Cash on deposit	66,856,893	3,588,203

	161,790,147	123,417,716

The above
 cash and cash equivalent are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from
0
 % to
4.8
% in 2024 (
0
 % to
4.70
% in 2023).
NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
GST and VAT receivables	1,251,385	1,781,734
Receivable for grant income	6,093,669	6,039,650
Accounts receivables	5,242	130,677

	7,350,296	7,952,061

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2024. No receivables were impaired or past due.
NOTE 9. SHORT-TERM INVESTMENTS

Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Term Deposits	20,086,308	—
	20,086,308	—

The above
 short-term investments are held in AUD. Term deposits are presented as short-term investments if they have a maturity of
6
to
12
months from the date of acquisition. The interest rates on these deposits range from
5.00
% to
5.41
 % in financial year 2024.

NOTE 10. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Prepayments*	1,904,467	3,521,300
Security deposit	10,988	53,194
Accrued income	208,236	21,073
	2,123,691	3,595,567

Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.
NOTE 11. OTHER
NON-CURRENT
ASSETS

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Prepayments*	1,284,129	2,524,911
Security deposit	24,050	—
	1,308,179	2,524,911

*	Prepayments are largely in relation to prepaid expenses to organizations involved in the clinical trials.

NOTE 12.
NON-CURRENT
ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and fittings	Total
	A$	A$	A$	A$
At June 30, 2022
Cost or fair value	535,749	108,827	26,350	670,926
Accumulated depreciation	(525,692)	(86,566)	(20,735)	(632,993)

Net book amount	10,057	22,261	5,615	37,933

Fiscal Year ended June 30, 2023
Opening net book amount	10,057	22,261	5,615	37,933
Exchange differences	631	169	452	1,252
Additions	60,305	18,140	4,290	82,735
Disposals	—	(1,427)	—	(1,427)
Depreciation charge	(19,222)	(14,750)	(3,377)	(37,349)

Closing net book amount	51,771	24,393	6,980	83,144

At June 30, 2023
Cost or fair value	506,059	182,397	39,394	727,850
Accumulated depreciation	(454,288)	(158,004)	(32,414)	(644,706)

Net book amount	51,771	24,393	6,980	83,144

Fiscal Year ended June 30, 2024
Opening net book amount	51,771	24,393	6,980	83,144
Exchange differences	(540)	(34)	(40)	(614)
Additions	—	24,966	4,249	29,215
Disposals	—	(41)	—	(41)
Depreciation charge	(23,950)	(19,820)	(4,789)	(48,559)

Closing net book amount	27,281	29,464	6,400	63,145

At June 30, 2024
Cost or fair value	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

NOTE 13.
NON-CURRENT
ASSETS – INTANGIBLES

	Intellectual
	Property
	Assets	Goodwill	Total
	A$	A$	A$
At June 30, 2022
Cost or fair value	23,864,364	109,962	23,974,326
Accumulated amortization	(13,420,256)	—	(13,420,256)
Net book amount	10,444,108	109,962	10,554,070

Fiscal Year ended June 30, 2023
Opening net book amount	10,444,108	109,962	10,554,070
Exchange difference	758,017	—	758,017
Amortization charge	(1,821,865)	—	(1,821,865)

Closing net book amount	9,380,260	109,962	9,490,222
At June 30, 2023
Cost or fair value	25,816,589	109,962	25,926,551
Accumulated amortization	(16,436,329)	—	(16,436,329)

Net book amount	9,380,260	109,962	9,490,222

Fiscal Year ended June 30, 2024
Opening net book amount	9,380,260	109,962	9,490,222
Exchange difference	(187,873)	—	(187,873)
Additions	903,154	—	903,154
Amortization charge	(1,964,566)	—	(1,964,566)

Closing net book amount	8,130,975	109,962	8,240,937

At June 30, 2024
Cost or fair value	26,094,543	109,962	24,204,505
Accumulated amortization	(17,963,568)	—	(17,963,568)

Net book amount	8,130,975	109,962	8,240,937

(i) Amortization methods and useful lives
The Group amortizes intangible assets with a limited useful life using the straight-line method.
The Group amortises intellectual property assets using the straight-line method over a
13-14
year period.
The Group’s intellectual property assets includes patents related to its
LAG-3
product candidates.
NOTE 14. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2024	June 30, 2023
	$	$
Employee benefits	110,314	97,869
Accruals	226,174	269,178
Unrealized exchange loss	1,085,910	—
Unused tax loss	217,627	3,003,843
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,640,025)	(3,370,890)

Net Deferred tax assets	—	—

NOTE 14. DEFERRED TAX BALANCES (continued)

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
attributable to:

	Consolidated
	June 30, 2024	June 30, 2023
	$	$
Intangible assets	1,637,234	938,026
Unrealized exchange gain	—	2,432,357
Accrued income	2,791	507

Total deferred tax liabilities	1,640,025	3,370,890
Set-off of deferred tax liabilities pursuant to set-off provisions	(1,640,025)	(3,370,890)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Deferred Tax	Deferred Tax
	Asset	Liability	Total
Movements	$	$	$
At June 30, 2023	3,370,890	(3,370,890)	—
(Charged)/credited to profit or loss	(1,730,865)	1,730,865	—

At June 30, 2024	1,640,025	(1,640,025)	—

NOTE 15. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Trade payables	3,790,216	5,448,213
Accruals	5,343,241	3,221,544
Other payables	428,708	354,843

	9,562,165	9,024,600

NOTE 16.
NON-CURRENT
LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Convertible note at fair value at beginning of reporting period	835,446	1,452,950
Net change in fair value	125,317	139,048
Transfer to contributed equity on conversion of Convertible Notes	—	(461,805)
Transfer to accumulated losses on conversion of Convertible Notes	—	(294,747)

Convertible note at fair value at end of reporting period	960,763	835,446

On May 11
, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $
13,750,828
, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.
During FY2021
,
75
% of the Convertible Notes
were
converted to ordinary shares. These
occurred
in three
tranches
of
25
% each between March 2021 and June 2021. During FY2022,
a
further
12.5
% of the
original
Convertible Notes
were
converted to ordinary shares in March 2022.
During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022.

At the reporting date,
6.25
% of the original Convertible Note balance remains outstanding. The outstanding notional amount of the Convertible Notes (including the accrual of
3
% p.a interest) as at June 30, 2024 was $
1,089,161
, which can be converted into
7,261,072
ordinary shares at an
conversion
price of $
0.15
per share if Ridgeback elects to convert the Convertible Notes into ordinary shares. All converted Notes have been converted to ordinary shares at $nil consideration per the original subscription agreement.

NOTE 16.
NON-CURRENT
LIABILITIES – CONVERTIBLE NOTE (continued)

The

13,750,828
Convertible Notes issued in 2015 have a face value of $
1.00
per note which are exercisable at a price of approximately $
0.15
per share (adjusted for post share consolidation and anti-dilution clause), mature on August 4, 2025 and accrue interest at a rate of
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
37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on August 4, 2020. None of the other warrants specified above have been exercised since initial recognition up to June 30, 2024.

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
After initial recognition, there were five subsequent conversions of convertible notes in total as follows:
Conversion of 3,437,707 convertible notes on March 18, 2021 (25%)
Conversion of 3,437,707 convertible notes on May 14, 2021 (25%)
Conversion of 3,437,707 convertible notes on June 7, 2021 (25%)
Conversion of 1,718,853 convertible notes on March 14, 2022 (12.5%)
Conversion of 859,427 convertible notes on October 14, 2022 (6.25%)
859,427 convertible notes (i.e., 6.25% of the initial convertible notes) remain outstanding as at June 30, 2024, each with a face value of A$1.00. The liability component of the convertible note has been measured at fair value as required by
AASB
2 (IFRS 2) – Share-based Payments.

		Conversion
	Note –	feature –
	Liability	Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,130,642	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at June 30, 2024	960,763	2,589,486

NOTE 17. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Annual leave	690,568	562,301

The current provision for employee benefits is in relation to accrued annual
leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
NOTE 18.
NON-CURRENT
LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
Long service leave	179,603	147,738
Provision for retirement payment	23,575	16,694

	203,178	164,432

NOTE 19. LEASES
The consolidated balance sheet shows the following amounts relating to leases:

	Consolidated
	June 30, 2024	June 30, 2023
Right-of-use Assets	$	$
Buildings	616,578	385,369

	616,578	385,369

	Consolidated
	June 30, 2024	June 30, 2023
Lease Liabilities	$	$
Current	233,619	185,205
Non-current	399,409	207,617

Balance at June 30, 2024	633,028	392,822

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the fiscal years June 30, 2024 and June 30, 2023 are as follows:

ROU asset	A$
Opening balance of ROU asset as at July 1, 2022	270,147
Lease addition and modification for the fiscal year ended June 30, 2023	311,986
Lease disposals for the financial year ended June 30, 2023	—
Depreciation for the fiscal year ended June 30, 2023	(202,605)
Foreign exchange differences	5,841
Closing balance of ROU asset as at June 30, 2023	385,369
Opening balance of ROU asset as at July 1, 2023	385,369
Lease addition and modification for the fiscal year ended June 30, 2024	491,901
Lease disposals for the financial year ended June 30, 2024	(8,145)
Depreciation for the fiscal year ended June 30, 2024	(248,764)
Foreign exchange differences	(3,783)
Closing balance of ROU asset as at June 30, 2024	616,578
For the fiscal years June 30, 2024 and June 30, 2023, movement of lease liabilities and aging presentation are as follows:

	Consolidated
	June 30, 2024	June 30, 2023
Lease Liabilities Reconciliation	$	$
Opening Balance	392,822	280,869
Lease additions and modifications	482,717	311,986
Interest charged for the year	30,272	8,678
Disposals	(8,145)	—
Principal paid for the year	(226,494)	(211,974)
Interest expense paid for the year	(30,328)	(8,818)
Foreign exchange adjustments	(7,816)	12,081

Closing Balance	633,028	392,822

NOTE 19. LEASES (continued)

Maturities of Lease Liabilities
The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Lease Liabilities	Less than 1 year $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cash flows $	Carrying amount $
2024	264,842	175,428	265,907	—	706,177	633,028
2023	194,688	212,952	—	—	407,640	392,822
NOTE 20. CONTRIBUTED EQUITY

			Consolidated
			June 30, 2024	June 30, 2023
	Note		A$	A$
Fully paid ordinary shares	20	(a)	532,443,233	436,610,249
Options over ordinary shares – listed			9,661,954	9,661,954

			542,105,187	446,272,203

(a) Ordinary Shares

			June 30, 2024		June 30, 2023
	Note		No.	A$	No.	A$
At the beginning of reporting period			1,187,306,209	436,610,249	866,239,815	357,745,803
Shares issued during the year	20	(b)	263,777,731	100,235,538	308,010,583	80,082,752
Transaction costs relating to share issues			—	(4,841,655)	—	(4,145,006)
Exercise of performance rights (shares issued during the year)	20	(b)	1,528,350	439,101	6,908,380	1,881,688
Conversion of Convertible Notes (shares issued during the period)			—	—	6,147,431	1,045,012

At reporting date			1,452,612,290	532,443,233	1,187,306,209	436,610,249

NOTE 20. CONTRIBUTED EQUITY (continued)

(b) Shares issued

		Issue Price	Total
2024 Details	Number	A$	A$
Share issued under Retail Entitlement Offer	28,063,871	0.38	10,664,271
Shares issued under Institutional Placement	235,713,860	0.38	89,571,267
Performance rights exercised (transfer from share-based payment reserve)	1,528,350	0.29	439,101

	265,306,081		100,674,639

		Issue Price	Total
2023 Details	Number	A$	A$
Share issued under Retail Entitlement Offer	47,145,743	0.26	12,257,894
Shares issued under Institutional Placement	260,864,840	0.26	67,824,858
Performance rights exercised (transfer from share-based payment reserve)	6,908,380	0.27	1,881,688
Convertible Notes exercised	6,147,431	0.17	1,045,012

	321,066,394		83,009,452

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
The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to grow its existing businesses.
NOTE 21. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2024	June 30, 2023
	A$	A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	2,589,486
Foreign currency translation reserve	2,423,316	3,844,507
Share-based payment reserve	5,934,705	4,577,520

	30,063,712	30,127,718

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	2,589,486	5,178,972
Transfer to accumulated losses on conversion of Convertible Notes	—	(2,006,280)
Transfer to contributed equity on conversion of Convertible Notes	—	(583,206)

Ending balance	2,589,486	2,589,486

Movement in foreign currency translation reserve were as follows:
Opening balance	3,844,507	252,005
Currency translation differences arising during the year	(1,421,191)	3,592,502

Ending balance	2,423,316	3,844,507

Movement in share-based payment reserve were as follows:
Opening balance	4,577,520	4,457,636
Option and Performance rights expensed during the year	1,796,286	2,001,572
Exercise of vested performance rights transferred to contributed equity	(439,101)	(1,881,688)

Ending balance	5,934,705	4,577,520

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(339,930,532)	(302,335,209)
Net loss for the year	(42,716,625)	(39,896,348)
Conversion of Convertible Notes*	—	2,301,025

Ending Balance	(382,647,157)	(339,930,532)

*	The contribution of conversion of convertible notes to accumulated losses is nil (FY2023: $2,301,025).
Nature and purpose of reserves
(i) Conversion feature of convertible note reserve
This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2 (IFRS 2).
(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive loss as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
(iii)
Share-based
payments reserve
The share-based payments reserve is used to recognize the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 32.

NOTE 22. DIVIDENDS
There were no dividends paid or declared during the current or previous fiscal year.
NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2024 A$	June 30, 2023 A$	June 30, 2022 A$
Short-term employee benefits	2,656,821	1,471,671	1,341,126
Long-term employee benefits	3,861	11,967	13,091
Post-employment benefits	66,891	54,548	47,611
Share-based payments	1,259,571	1,380,074	1,110,757

	3,987,144	2,918,260	2,512,585

(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
There were no options provided as remuneration during the fiscal years June 30, 2024, June 30, 2023 and June 30, 2022.
(ii) Shareholding
The numbers of shares in the company held during the financial year by each director of and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

		Received during the
	Balance at start	fiscal year	Received during the	Other changes	Balance at end of
	the	on exercise of	fiscal year on the	during the	of the
June 30, 2024	fiscal year	performance rights	exercise of options	fiscal year #	fiscal year
Ordinary shares
Dr Russell Howard	1,113,207	—	—	—	1,113,207
Mr Pete Meyers	2,774,395	500,000	—	—	3,274,395
Mr Marc Voigt	11,247,445	—	—	—	11,247,445
Dr Frédéric Triebel	8,653,764	—	—	—	8,653,764
Ms A Anderson	—	—	—	—	—
Dr F Vogl	—	—	—	—	—
Ms Lis Boyce	—	—	—	—	—
Ms Deanne Miller	3,267,305	—	—	(1,200,000)	2,067,305

Total ordinary shares	27,056,116	500,000	—	(1,200,000)	26,356,116

ADSs
Mr Marc Voigt	45	—	—	—	45
Dr Frédéric Triebel	17,061	—	—	—	17,061
Total ADSs	17,106	—	—	—	17,106

#	Other changes during the year includes on market acquisitions and/or disposals

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

		Received during the
	Balance at start	fiscal year	Received during the	Other changes		Balance at end
	of the	on exercise of	fiscal year on the	during the		of the
June 30, 2023	fiscal year	performance rights	exercise of options	fiscal year		fiscal year
Ordinary shares
Dr Russell Howard	1,000,000	113,207	—	—		1,113,207
Mr Pete Meyers	2,274,395	500,000	—	—		2,774,395
Mr Marc Voigt	8,847,445	2,400,000	—	—		11,247,445
Dr Frédéric Triebel	7,753,764	900,000	—	—		8,653,764
Ms Lucy Turnbull	3,284,126	92,966	—	(3,377,092	)*	—
Ms Lis Boyce	—	—	—	—		—
Ms Deanne Miller	2,767,305	600,000	—	(100,000	) #	3,267,305

Total ordinary shares	25,927,035	4,606,173	—	(3,477,092)		27,056,116

ADSs			—
Mr Marc Voigt	45	—	—	—		45
Dr Frédéric Triebel	17,061	—	—	—		17,061
Total ADSs	17,106	—	—	—		17,106

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position

		Received during the
	Balance at start	fiscal year	Received during the	Other changes		Balance at end
	of the	on exercise of	fiscal year on the	during the		of the
June 30, 2022	fiscal year	performance rights	exercise of options	fiscal year		fiscal year
Ordinary shares
Dr Russell Howard	750,000	250,000	—	—		1,000,000
Mr Pete Meyers	1,774,395	500,000	—	—		2,274,395
Mr Marc Voigt	8,847,445	—	—	—		8,847,445
Mr Grant Chamberlain	1,728,023	450,000	—	(2,178,023	)*	—
Ms Lucy Turnbull	—	—	—	3,284,126	**	3,284,126
Ms Deanne Miller	2,963,892	600,000	—	(796,587	) #	2,767,305
Dr Frédéric Triebel	6,853,764	900,000	—	—		7,753,764

Total ordinary shares	22,917,519	2,700,000	—	309,516		25,927,035

ADSs
Mr Marc Voigt	45	—	—	—		45
Dr Frédéric Triebel	—	17,061	—	—		17,061
Total ADSs	45	17,061	—	—		17,106

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position
**
This change during the year represents Ms Lucy Turnbull’s shareholding before she became director on February 25, 2022. The shareholding includes 2,981,626 shares held directly and 302,500 shares held indirectly.

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings
There were no options holdings held and no movements during the fiscal years 2024, 2023 and 2022.
(iv) Performance rights holdings
The number of performance rights over ordinary shares in the parent entity held during the year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below.

					Balance at
	Balance at				end
	start of			Other	of the	Vested and
June 30, 2024	the fiscal year	Granted	Exercised	Changes	fiscal year	exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	226,414	178,356	—	—	404,770	141,563	263,207
Mr Pete Meyers	1,666,667	—	(500,000)	—	1,166,667	—	1,166,667
Mr Marc Voigt	3,600,000	—	—	—	3,600,000	1,200,000	2,400,000
Dr Frédéric Triebel	2,700,000	—	—	—	2,700,000	900,000	1,800,000
Ms Anne Anderson	—	—	—	—	—	—	—
Ms Lis Boyce	—	589,955	—	—	589,955	89,954	500,001
Ms Deanne Miller	1,800,000	—	—	—	1,800,000	600,000	1,200,000
Dr Florian Vogl	—	1,343,856	—	—	1,343,856	—	1,343,856

	9,993,081	2,112,167	(500,000)	—	11,605,248	2,931,517	8,673,731

						Balance at
	Balance at					end
	start of			Other		of the	Vested and
June 30, 2023	the fiscal year	Granted	Exercised	Changes		fiscal year	exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	339,621	—	(113,207)	—		226,414	—	226,414
Mr Pete Meyers	1,000,000	1,166,667	(500,000)	—		1,666,667	—	1,666,667
Mr Marc Voigt	6,000,000	—	(2,400,000)	—		3,600,000	—	3,600,000
Dr Frédéric Triebel	3,600,000	—	(900,000)	—		2,700,000	—	2,700,000
Ms Lucy Turnbull	—	457,832	(92,966)	(364,866	)*	—	—	—
Ms Lis Boyce	—	—	—	—		—	—	—
Ms Deanne Miller	2,400,000	—	(600,000)	—		1,800,000	—	1,800,000

	13,339,621	1,624,499	(4,606,173)	(364,866)		9,993,081	—	9,993,081

*	The change during the year represents derecognition due to the cessation of the director’s position.

NOTE 23. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

June 30, 2022	Balance at start of the fiscal year	Granted	Exercised	Other Changes		Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance Rights over ordinary shares
Dr Russell Howard	250,000	339,621	(250,000)	—		339,621	—	339,621
Mr Pete Meyers	1,500,000	—	(500,000)	—		1,000,000	—	1,000,000
Mr Marc Voigt	2,400,000	3,600,000	—	—		6,000,000	1,200,000	4,800,000
Mr Grant Chamberlain	1,350,000	—	(450,000)	(900,000	)*	—	—	—
Ms Deanne Miller	1,200,000	1,800,000	(600,000)	—		2,400,000	—	2,400,000
Dr Frédéric Triebel	1,800,000	2,700,000	(900,000)	—		3,600,000	—	3,600,000

	8,500,000	8,439,621	(2,700,000)	(900,000)		13,339,621	1,200,000	12,139,621

*	The change during the year represents derecognition due to the cessation of the director’s position.
NOTE 24. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related
audit firms.

	Consolidated
	June 30, 2024 A$	June 30, 2023 A$	June 30, 2022 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	661,381	789,291	561,485
Other audit and assurance services in relation to regulatory filings overseas	—	77,421	—
Other auditors
Audit of the local statutory accounts overseas	26,983	—	—

Total remuneration	688,364	866,712	561,485

NOTE 25. CONTINGENT LIABILITIES
There were no material contingent liabilities in existence at June 30, 2024 and June 30, 2023.
NOTE 26. COMMITMENTS FOR EXPENDITURE
There were no material commitments for expenditure in existence at June 30, 2024 and June 30, 2023.
NOTE 27. RELATED PARTY TRANSACTIONS
Parent entity
Immutep Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 28.
Key management personnel
Disclosures relating to key management personnel are set out in note 23 and 32.

NOTE 27. RELATED PARTY TRANSACTIONS (continued)

Transactions with related parties
There is no transaction occurred with related parties for fiscal year ended June 30, 2024 and June 30, 2023, other than the payment of Directors’ fees.
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
NOTE 28. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2024%	June 30, 2023%
Immutep US., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00
NOTE 29. EVENTS OCCURRING AFTER THE REPORTING DATE
On August 19, 2024,
t
he Company received Australian R&D tax grant of $549k which is in respect of expenditure incurred on eligible R&D activities conducted in the 2023 financial year.
On September 16, 2024,
t
he Company received French R&D tax grant of EUR 2.2 million which is in respect of expenditure incurred on eligible R&D activities conducted in the 2023 calendar year.
In October, 2024, independent
non-executive
director (NED), Anne Anderson, tendered her resignation effective from October 4, 2024. No other matter or circumstance has arisen since June 30, 2024, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

NOTE 30. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2024 A$	June 30, 2023 A$	June 30, 2022 A$
Loss after income tax expense for the year	(42,716,625)	(39,896,348)	(32,210,826)
Adjustments for:
Depreciation and amortization	2,261,858	2,061,819	2,063,462

Loss on disposal of plant and equipment	41	1,427	—
Share-based payments	1,796,286	2,001,572	1,486,841
Changes in fair value of US investor warrants	—	(131,896)	(591,070)
Net exchange difference	(283,057)	(296,038)	258,296
Net change in fair value of convertible note liability	125,317	139,048	324,736

Change in operating assets and liabilities:
Decrease/ (Increase) in current receivables	601,765	(1,607,705)	(2,249,376)

Decrease/ (Increase) in other operating assets	2,688,608	(1,152,563)	(782,505)
Increase in trade and other payables	537,565	3,272,412	1,435,459

Increase in employee benefits provision	167,013	252,452	35,231

Net cash used in operating activities	(34,821,229)	(35,355,820)	(30,229,752)

NOTE 31. EARNINGS PER SHARE

	Consolidated
	June 30, 2024 A$	June 30, 2023 A$	June 30, 2022 A$
Loss after income tax attributable to the owners of Immutep Limited	(42,716,625)	(39,896,348)	(32,210,826)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	1,201,061,930	892,399,810	848,968,068

Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	1,201,061,930	892,399,810	848,968,068

	Cents	Cents	Cents
Basic earnings per share	(3.56)	(4.47)	(3.79)
Diluted earnings per share	(3.56)	(4.47)	(3.79)
Information concerning other notes and options issued:
The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2024 Number	June 30, 2023 Number	June 30, 2022 Number
Unlisted options*	847,600	847,600	847,600
Convertible notes	7,261,072	6,646,432	12,206,768
Non-executive director performance rights	2,161,392	1,937,065	1,339,621
Performance rights	13,870,535	12,130,033	16,769,906
US warrants**	—	—	2,065,070

**	This is related to warrant associated with convertible notes, please refer to note 16 for more details.
**	1 American Depository Shares (ADS) listed on NASDAQ equals 10 ordinary shares listed on ASX thus the number of warrants on issue have been grossed up.
On November 5, 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.
NOTE 32. SHARE-BASED PAYMENTS
a) Executive Incentive Plan (EIP)
Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2021 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.
As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of attracting and retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 2.92 years.

NOTE 32. SHARE-BASED PAYMENTS (continued)
(a) Executive Incentive Plan (EIP) (continued)

Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive
directors:
Fiscal year ended June 30, 2024

Grant date	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
October 1, 2021	0.550	17,699	—	(17,699)	—	—	—
November 26, 2021	0.490	3,600,000	—	—	—	3,600,000	1,200,000
November 26, 2021	0.490	4,500,000	—	—	—	4,500,000	1,500,000
November 26, 2021	0.490	2,900,000	—	(966,667)	—	1,933,333	—
December 16, 2022	0.330	1,112,334	—	—	—	1,112,334	556,167

January 31, 2024	0.350	—	1,343,856	—	—	1,343,856	—

January 31, 2024	0.350	—	1,381,012	—	—	1,381,012	—

Total		12,130,033	2,724,868	(984,366)	—	13,870,535	3,256,167

The weighted average share price on the exercising date during the financial year
2024
is $
0.285
.
Fiscal year ended June
30
,
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

The weighted average share price on the exercising date during the financial year
2023
is $
0.24
.
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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2024 included:

Grant date	June 30, 2024*	January 31, 2024*
Share price at grant date	$0.295	$0.35
Expected price volatility of the Company’s shares	62%	58%
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.19%	3.68%

*
3,147,952 performance rights due to vest on October 1, 2024, 3,147,952 performance rights due to vest on October 1, 2025 and 447,952 performance rights due to vest on October 1, 2026 have not met the definition of grant date under AASB 2 (IFRS 2)- Share Based payments. Accordingly, the share-based expense recognised was using an estimate of the grant date fair value at June 30, 2024. The value will be re-assessed
at each reporting date until grant date has been identified. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the financial year 2024 and no option was granted during the year ended June 30, 2024.

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2023 included:

Grant date	June 30, 2023*
Share price at grant date	$0.275
Expected price volatility of the Company’s shares	60%
Expected dividend yield	Nil
Risk-free interest rate	3.40%

*
2,700,000 performance rights due to vest on October 1, 2024 and 2,700,000 performance rights due to vest on October 1, 2025 have not met the definition of grant date under AASB 2(IFRS2) - Share Based payments. Accordingly, the share-based expense recognised was using an estimate of the grant date fair value at June 30, 2023. The value will be re-assessed
at each reporting date until grant date has been identified. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the fiscal year 2023 and no option was granted during the year ended June 30, 2023
.

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

Fair value of options granted
No options were granted during the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022.
(b) Performance rights issued to
non-executive
directors with shareholders’ approval
At the 2023 annual general meeting, shareholders approved the issue of 178,356 performance rights to Russell Howard and 589,955 performance rights to Lis Boyce in lieu of cash for their services as non-executive
directors (in the case of Dr Howard, the issue was in lieu of a cash increase in director fees. When exercisable, each performance right is convertible into one ordinary share. All the performance rights issued to non-executive
directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 4.02 years.

NOTE 32. SHARE-BASED PAYMENTS (continued)
(b) Performance rights issued to
non-executive
directors with shareholders’ approval (continued)

Fiscal year ended 30 June 2024

2024 Grant Date	Type of performance right granted	Fair Value*	Balance at start of the fiscal year Number*	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 1, 2019	Director rights	0.280	500,000	—	(500,000)	—	—	—
November 23, 2022	Director rights	0.310	1,166,667	—	—	—	1,166,667	—
December 1, 2021	Director rights	0.490	226,414	—	—	—	226,414	113,207
October 24, 2023	Director rights	0.320	—	178,356	—	—	178,356	28,356
October 24, 2023	Director rights	0.320	—	589,955	—	—	589,955	89,954

Total			1,893,081	768,311	(500,000)	—	2,161,392	231,517

*	The weighted average share price on the exercising date during the financial year 2024 is $0.285.
Fiscal year ended 30 June 2023

2023 Grant date	Type of Performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number		Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 1, 2019	Director rights	0.280	1,000,000	—	(500,000)	—		500,000	—
November 23, 2022	Director rights	0.310	—	1,166,667	—	—		1,166,667	—
December 1, 2021	Director rights	0.490	339,621	—	(113,207)	—		226,414	—
November 23, 2022	Director rights	0.310	—	457,832	(92,966)	(364,866	)*	—	—

Total			1,339,621	1,624,499	(706,173)	(364,866)		1,893,081	—

*	The change during the year represents derecognition due to the cessation of the director.
The weighted average share price on the exercising date during the financial year 2023 is $0.28.

2022 Grant date	Type of performance right granted	Fair value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number		Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 16, 2018	Director rights	0.390	250,000	—	(250,000)	—		—	—
November 1, 2019	Director rights	0.280	1,500,000	—	(500,000)	—		1,000,000	—
October 27, 2020	Director rights	0.255	1,350,000	—	(450,000)	(900,000	)*	—	—
December 1, 2021	Director rights	0.490	—	339,621	—	—		339,621	—

Total			3,100,000	339,621	(1,200,000)	(900,000)		1,339,621	—

*	The change during the year represents derecognition due to the cessation of the director.
The weighted average share price on the exercising date during the financial year 2022 is $
0.523
.
On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2024, 2023 and 2022 movement table have therefore been adjusted retrospectively for the share consolidation.
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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2024 included:

Grant date	June 30, 2024*	October 24, 2023
Share price at grant date	$0.295	$0.32
Expected price volatility of the Company’s shares	62%	56%
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.11%	4.3%

*
Director performance rights granted during the year ended June 30, 2024 have not met the definition of grant date under AASB 2(IFRS 2) - Share Based payments. Accordingly, the share-based expense recognized was using an estimate of the grant date fair value at June 30, 2024. The value will be re-
assessed at the next reporting date as the grant date will be the 2024 AGM date.

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

*
Director performance rights granted during the year ended June 30, 2023 have not met the definition of grant date under AASB 2 (IFRS 2) - Share Based payments. Accordingly, the share-based expense recognised was using an estimate of the grant date fair value at June 30, 2023. The value will be re-
assessed at the next reporting date as the grant date will be the 2023 AGM date.

The model inputs for STI performance rights granted during the fiscal year ended June
30
,
2022
included:

Grant date	June 30, 2022*	November 26, 2021*
Share price at grant date	$0.290	$0.490
Expected price volatility of the Company’s shares	75%	105%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.28%	1.39%

*
Tranches 2 and 3 of performance rights granted during the year ended June 30, 2022 have not met the definition of grant date under AASB 2(IFRS 2) - Share Based payments. Accordingly, the share based expense recognised was using an estimate of the grant date fair value at June 30, 2022. The value will be re-assessed
at each reporting date until grant date has been identified
.

(c) Options issued to other parties
During the fiscal year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period wa
s less than 1.1 years.
Set out below is a summary of the options granted to both parties:

2024 Grant date	Expiry date	Exercise price	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Forfeited during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
July 31, 2015	August 5, 2025	0.248	847,600	—	—	—	847,600	—

Total			847,600	—	—	—	847,600	—

Fair value of options granted
No
options granted during the fiscal year ended June
30
,
2024
(2023
–
nil
). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

NOTE 32. SHARE-BASED PAYMENTS (continued)
(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2024 A$	June 30, 2023 A$
Employee share-based payment expense	1,796,286	2,001,572

	1,796,286	2,001,572

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

NOTE 33. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive income

	Parent
	June 30, 2024 A$	June 30, 2023 A$	June 30, 2022 A$
Loss after income tax	(44,253,769)	(36,303,847)	(30,284,020)
Total comprehensive loss	(44,253,769)	(36,303,847)	(30,284,020)

Statement of financial position

	Parent
	June 30, 2024	June 30, 2023
	A$	A$
Total current assets	105,732,316	94,375,874
Total non current assets	87,968,063	46,255,643

Total assets	193,700,379	140,631,517

Total current liabilities	2,922,119	3,283,832
Total non current liabilities	1,477,353	983,178

Total liabilities	4,399,472	4,267,010

Equity
— Contributed equity	542,105,187	446,272,203
— Reserves	27,640,396	26,283,211
— Accumulated losses	(380,444,676)	(336,190,907)

Total equity	189,300,907	136,364,507

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.
Guarantees of financial support
There are no guarantees entered into by the parent entity.
Contingent liabilities of the parent entity
Refer to note 25 for details in relation to contingent liabilities as at June 30, 2024 and June 30, 2023.
Capital commitments – Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2024 and June 30, 2023.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Immutep	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4	Description of securities (American Depositary Shares)	20-F	001-35428	2.4	10/31/2022

4.1	Immutep Executive Incentive Plan	20-F	001-35428	4.1	23/09/2019

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated December 13, 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	09/23/19

4.14†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International GmbH and MSD International Business GmbH	20-F	001-35428	4.14	10/25/21

4.15†#	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International Business GmbH

8.1	List of Significant Subsidiaries of Immutep Limited	20-F	001-35428	8.1	10/25/21

11.1	Securities Trading Policy	20-F	001-35428	11.1	10/24/23

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

97.1#	Policy on Recovery of Erroneously Awarded Incentive Compensation

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
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

Date: October 22, 2024