Form 20-F
period 2025-06-30
IMMUTEP Ltd
filed 2025-10-24
CIK 1506184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025
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
The number of ordinary shares outstanding as of June 30, 2025 was 1,460,389,575.
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

SPECIAL NOTE REGARDING FORWARD-

LOOKING STATEMENTS

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2025, and 2024, we had net losses of A$61.4 million and A$42.7 million, respectively.

We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We, and our partners, have five programs under development: eftilagimod alfa (International Nonproprietary Name (INN): eftilagimod alfa) (also known as “efti” or “IMP321”), IMP701 (also known as “LAG525” or INN: ieramilimab ), IMP731 (previously also known as “GSK’781”), a very early stage anti-LAG-3 small molecule program and IMP761, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses.

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

The LAG-3 related product candidates were acquired by us through the acquisition of the French privately owned and venture capital backed company Immutep S.A., a biopharmaceutical company in the field of Immuno-Oncology in December 2014. This acquisition significantly expanded our clinical development product portfolio to other categories of immunotherapies. It also provided the business with pharmaceutical partnerships.

We have now five LAG-3 product candidates or programs. The most advanced of the five is efti (INN: eftilagimod alfa). Efti is a recombinant protein typically used in conjunction with other therapies (e.g., chemotherapy or other immunotherapy) to amplify a patient’s immune response. We have entered into three clinical trial collaboration and supply agreements with Merck & Co., Inc., Rahway/Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, efti, with MSD’s anti-PD-1 therapy pembrolizumab in Phase II and Phase III clinical trials. We have also entered into two clinical trial collaboration and supply agreements with Merck KGaA, Darmstadt, Germany, and Pfizer for Phase I clinical trials to evaluate the clinical benefits of combining our immune activator, efti, with avelumab, a PD-L1 blocking antibody. In China, the development and manufacturing of efti is being conducted in conjunction with our licensee EOC Pharma.

Our second LAG-3 product candidate is IMP701 (INN: ieramilimab), an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 was fully licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. Novartis is solely responsible for development and manufacturing of IMP701. Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 was licensed to a major pharmaceutical company and has been transferred back to Immutep. Our fourth LAG-3 product candidate is IMP761, a clinical-stage product candidate which is being developed as our first agonist antibody of LAG-3 for application in autoimmune disease. A small molecule anti-LAG-3 program is at an early research stage. In addition to these products, Immutep has a dedicated R&D laboratory close to Paris with ongoing research capabilities as well as external research collaborations. Immutep also currently generates modest income from sales of LAG-3 research reagents.

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

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical, or other studies for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect, and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

•	add an internal sales force; and

•	experience any delays or encounter unexpected issues which necessitate a change in planned expenditure.

Until our product candidates become commercially available, we will need to obtain additional funding in connection with the further development of our product candidates. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. As such, additional financing may not be available to us when needed, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate our research and development programs or any future commercialization efforts or obtain funds by entering agreements on unattractive terms. Our resource allocation decisions and the elimination of development programs may result in the failure to capitalize on profitable market opportunities. Furthermore, any additional equity fundraising in the capital markets may be dilutive for shareholders and any debt-based funding may bind us to restrictive covenants and curb our operating activities and ability to pay potential future dividends even when profitable. We cannot guarantee that future financing will be available in sufficient amounts or on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we will be prevented from pursuing further research and development efforts. This could harm our business, operating results and financial condition and cause the price of our common stock and ADSs to fall.

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

Identifying and qualifying patients to participate in current and any future clinical trials of our product candidates is critical to our success. The progress of our clinical trials depends, among other things, on the speed at which we can recruit patients to participate in testing our product candidates. Patients may be unwilling to participate in any future clinical trials because of negative publicity from adverse events in the biotechnology industry. Patients may be unavailable for other reasons, including competitive clinical trials for similar patient populations, and the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed. If we have difficulty enrolling a sufficient number of patients to conduct any future clinical trials as planned, we may need to delay, limit, or discontinue those clinical trials. Clinical trial delays could result in increased costs, slower product development, setbacks in testing the safety and effectiveness of our technology or discontinuation of the clinical trials altogether.

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

The development and commercialization of efti, IMP701, IMP731 and IMP761, or any other product candidate we may develop or license to another party to develop, is subject to many risks, including:

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

If any of these risks materialize, we could experience significant delays or an inability to successfully develop and commercialize efti and IMP761, or any other product candidate we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations.

Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

Positive results in preclinical proof of concept and animal studies of our product candidates are not necessarily predictive of positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks can be caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects would be negatively impacted.

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

Efti and our other product candidates are undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials, any other product candidate in our current portfolio cannot obtain regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product candidate or any other candidate. Even if we receive regulatory approval for efti or any other product candidate, our profitability will depend on our ability to generate revenues from their sale or from the licensing of our technology.

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

We have no manufacturing capabilities and are dependent on third parties for cost effective manufacture and manufacturing process development of the company’s product candidates. Problems with third party manufacturers or the manufacturing process, or the scaling up of manufacturing activities as such may delay clinical trials and commercialization of our product candidates. To minimize the chance of these kinds of disruption, we enter into advanced purchase agreements for reagents wherever possible.

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

In addition, the trading prices for our American Depositary Shares, or ADSs, and for the securities of other biotech companies have been highly volatile as a result of the continuation of war in Ukraine, hostilities in the Middle East and macroeconomic factors, such as inflation and interest rates . As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The extent to which these factors may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our product candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, the United Kingdom, the European Union, Australia or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or in interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, the relevant patent offices may not issue them in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

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

Competitors may infringe our patents or other intellectual property and we may inadvertently infringe the patent or intellectual property of others. To counter infringement or unauthorized use, we may be required to file claims, and any related litigation and/or prosecution of such claims can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid in whole or in part, or unenforceable, or construe the patent’s claims narrowly allowing the other party to commercialize competing products on the grounds that our patents do not cover such products.

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

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could continue to change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent law has increased in recent years. For example, a new unitary patent system came into effect on June 1, 2023, which significantly impacts European patents, including those granted before the introduction of the new system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). As the UPC is a new court system, there is still relatively limited precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC- based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of these changes.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange and ADSs on NASDAQ has ranged from a low of A$0.223 and US$1.320, respectively, to a high of A$0.485 and US$3.335, respectively. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

As a result, the Company is subject to significant compliance costs since the fiscal year ended June 30, 2022 (which the SEC estimated to be US$210,000 per annum in 2019 in SEC Release No. 34-88365). If such costs are excessively high in future years, and we do not see a material benefit in maintaining our NASDAQ listing, we could seek to delist from NASDAQ, and deregister our securities under the Securities Exchange Act so the Company would no longer be subject to such compliance burden and retain a listing solely on ASX.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect market trading in our ADSs.

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2025, our American Depository Shares traded on the NASDAQ from low of US$1.32 to a high of US$2.72 per share. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. We conduct clinical trials in many different countries, and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal year 2025, there was a foreign exchange loss of A$1.53 million as a result of currency fluctuations. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Amongst other things, we are subject to the Corporations Act 2001 (Commonwealth of Australia). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares (including through the acquisition of ADSs) if the acquisition of that interest would lead to a person’s or someone else’s voting power in us increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for us, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of us in any rolling six-month period. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our shares.

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

Our lead clinical candidate is eftilagimod alfa (“efti” or “IMP321”) for the treatment of different types of cancers. Efti is a soluble LAG-3Ig fusion protein that is a first-in-class antigen-presenting cell (APC) agonist designed to capitalize on LAG-3’s unique ability to drive the adaptive and innate immune systems against cancer. Efti binds to and activates antigen presenting cells via MHC II molecules leading to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules that further boost the immune system’s ability to fight cancer. Efti’s favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy.

Immutep has commenced TACTI-004 (NCT06726265), which is a registrational Phase III trial of efti in combination with an anti-PD-1 therapy and chemotherapy in 1st line non-small cell lung cancer (NSCLC). In addition, the Company is conducting a Phase IIb trial of efti in combination with an anti-PD-1 therapy in 1st line head and neck squamous cell carcinoma (HNSCC) called TACTI-003 (NCT04811027). The Company is also conducting an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel for the treatment of metastatic breast cancer (MBC), called AIPAC-003 (NCT05747794). Efti is also being evaluated in investigator-initiated trials: e.g. in a Phase I trial platform in a variety of solid tumors called INSIGHT (NCT03252938) and a Phase II trial evaluating efti in combination with radiotherapy and pembrolizumab in soft tissue sarcoma, called EFTISARC-NEO.

Efti has also been evaluated as part of a combination therapy with an immune checkpoint inhibitor in 1st and 2nd line non-small cell lung carcinoma as well as 2nd line head and neck squamous cell carcinoma in a Phase II clinical trial, called TACTI-002 (NCT03625323). Additionally, efti has completed a Phase IIb clinical trial as a chemo-immunotherapy combination for metastatic breast cancer termed AIPAC (NCT02614833), and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (NCT02676869).

IMP701 is licensed to and being developed by Novartis for the treatment of cancer. IMP731 was previously licensed to a major pharmaceutical company and was transferred back to Immutep. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Immutep has an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialise next generation anti-LAG-3 small molecules. This agreement builds on years of collaboration between Immutep and Cardiff University’s expert team.

The following graphic depicts Immutep’s pipeline:

[1]	Investigator-initiated trial that Immutep has no control over, since we are not the sponsor of the trial.
[2]	Conducted by EOC Pharma in China. For EOC Pharma’s China rights, Immutep may receive milestones plus royalties.
[3]	To date Novartis has conducted five separate clinical trials with LAG525. For Novartis’ global rights to LAG525 (ieramilimab), Immutep may receive milestones plus royalties.
[4]

Three trials for IMP731 were conducted by GSK (two Phase I studies in healthy volunteers and psoriasis and a Phase II study in ulcerative colitis). GSK transitioned this clinical-stage asset back to Immutep in 2024.

Operations Summary

Immutep has administrative offices in Sydney, Australia, Leipzig, Germany and in Berlin, Germany. We also have a laboratory located close to Paris, France for the conduct of research and development relating to the LAG-3 program, under which we have four clinical-stage product candidates: efti, IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of efti, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2025, we employed 51 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

Efti (IMP321) Clinical Development Program

TACTI-mel

Efti has been utilized in multiple clinical trials in combination with immune checkpoint inhibitors, including anti-PD-1 and anti-PD-L1 immunotherapies. The first such trial was initiated during fiscal 2016 called Two ACTive Immunotherapeutics in melanoma (TACTI-mel), a Phase I study on efti’s effectiveness in enhancing immune responses to PD-1 inhibitors in melanoma patients. The primary purpose of the TACTI-mel trial, which had a study group of up to 24 patients, was to determine safety and dosage levels for combining the two products in future trials. In December 2016, we announced first clinical data from the TACTI-mel Phase I clinical trial for efti combined with PD-1 checkpoint inhibitor pembrolizumab (KEYTRUDA®) in melanoma cancer. The results confirmed that efti is safe and well tolerated at the first dose level of 1 mg, paving the way for 6 mg dosage. In January 2017, we commenced recruitment for the second cohort of six patients for the TACTI-mel melanoma trial, which was fully recruited by March 2017.

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

In October 2022, Immutep announced the United States Food and Drug Administration (FDA) had granted Fast Track designation to eftilagimod alfa (“efti” or “IMP321”) in combination with pembrolizumab for the 1st line treatment of Stage IIIB/IV NSCLC patients expressing PD-L1 Tumor Proportion Score >1%, not amenable to EGFR/ALK based therapy. The designation was based on the encouraging TACTI-002/KEYNOTE-798 Phase II clinical data in 1st line NSCLC for PD-L1 all-comers.

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

In October 2023, updated TACTI-002 data, with a cut-off date of August 15, 2023, and a median follow up of over 2 years (25.1 months), was presented in a Mini Oral session at ESMO Congress 2023. A significant overall survival benefit was achieved, with a 35.5-month median Overall Survival (mOS) in patients with TPS >1%, 23.4-month mOS in TPS 1-49%, and mOS not yet reached in TPS >50%. The 3-year OS rates reported were 45.6%, 31.0%, and 63.6% in TPS >1%, TPS 1-49%, and TPS >50%, respectively. The entire patient population regardless of PD-L1 expression (N=114) showed encouraging efficacy with 20.2-month mOS, 21.6-month mDoR, and a 36-month OS rate of 36% despite ~75% of patients having negative or low PD-L1 expression.

In November 2023, new biomarker data was reported by Immutep demonstrating an early increase in immune cells (absolute lymphocyte count) was linked to improved clinical outcomes including OS as detailed above. The data was presented at the Society for Immunotherapy of Cancer Annual Meeting in November 2023.

In August 2024, Part A of the TACTI-002 Phase II trial remained ongoing, and had already shown efti is enabling deep, durable responses for patients regardless of PD-L1 expression with a favorable safety profile in line with anti-PD-1 monotherapy. Exceeding expectations, median Overall Survival (OS) has reached 35.5 months in NSCLC patients expressing PD-L1 (patients with a Tumor Proportion Score (TPS) of >1%) and 23.4 months in patients with low PD-L1 expression (TPS 1-49%). Encouragingly, OS had not yet been reached in patients with high PD-L1 expression (TPS >50%). The TACTI-002 trial was completed in December 2024.

Immutep completed close-out activities for Part A of the TACTI-002 Phase II trial and results were published in JCO Oncology Advances in May 2025. Results from Part A of TACTI-002 demonstrated that efti enables deep, durable responses for 1L NSCLC patients regardless of PD-L1 expression with a favourable safety profile in line with anti-PD-1 monotherapy. Exceeding expectations, median OS reached 35.4 months in NSCLC patients expressing PD-L1 (patients with a Tumour Proportion Score (TPS) of >1.

TACTI-003

In March 2021, Immutep announced a second clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to conduct a new randomized and controlled Phase IIb trial (TACTI-003/ KEYNOTE-C34) evaluating efti in combination with pembrolizumab in 1st line HNSCC. TACTI-003 is a 1:1 randomized, controlled clinical study in 1st line HNSCC patients to evaluate the safety and efficacy of efti in combination with pembrolizumab, compared to pembrolizumab alone.

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

In November 2021, Immutep shared the trial design for TACTI-003 via a poster presentation at the SITC Annual Meeting 2021. Patients would be enrolled into two cohorts. Cohort A (approximately 130 patients) would evaluate the safety and efficacy of efti in combination with MSD’s KEYTRUDA® (pembrolizumab), compared to pembrolizumab alone in 1st line metastatic or recurrent HNSCC patients with PD-L1 positive tumors (CPS >1). Cohort B (up to 24 patients) was an experimental arm which would determine the efficacy and safety of efti plus pembrolizumab in patients with PD-L1 negative tumors (CPS < 1).

In April 2022, the Phase IIb TACTI-003 trial design was also presented in a Trial-in-Progress Poster Presentation at the ASCO 2022 Annual Meeting. Later that month, it was disclosed that 21 patients out of approximately 154 had been enrolled into the trial and 21 sites out of 30 sites had been activated. In September 2022, Immutep disclosed 47/154 patients (approximately 30%) had been recruited into the ongoing randomised Phase IIb TACTI-003 trial in 1st line HNSCC, and that recruitment was accelerating as further sites were activated.

In October 2022, the Independent Data Monitoring Committee (IDMC) for the trial reviewed the initial safety data and recommended the trial continue with no modifications.

In November 2022, the Company presented a Trial in Progress poster on the TACTI-003 study at the SITC Annual Meeting. Recruitment into the trial continued throughout the fiscal year and was nearing completion, with approximately 91% of the planned 154 patients enrolled as at the end of June 2023.

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

In July 2024, Immutep reported results of its TACTI-003 Phase IIb trial from efti in combination with MSD’s KEYTRUDA in 1st line head and neck squamous cell carcinoma. The investigational immuno-oncology (IO) combination utilizing efti and KEYTRUDA achieved an objective response rate (ORR) of 35.5% (11 of 31 evaluable patients) and a disease control rate (DCR) of 58.1% according to RECIST 1.1, in 1L HNSCC patients whose tumors do not express PD-L1 (Combined Positive Score [CPS] <1). These results were among the highest recorded for a chemotherapy-free approach in negative PD-L1 patients and compared favorably to a historical control of 5.4% ORR and 32.4% DCR from anti-PD-1 monotherapy. Additionally, the IO combination attained a high complete response rate of 9.7% (3 of 31 patients), which compared favorably to a historical control of 0% from anti-PD-1 monotherapy in 1L HNSCC patients with a CPS <1.2 Notably, one patient with early progressive disease according to RECIST 1.1 had evolved into a confirmed partial responder who remained on therapy after 14 months, resulting in a 38.7% ORR for the IO combination, according to iRECIST. Towards the end of the financial year this data was selected for prestigious oral presentation at an ESMO Virtual Plenary session, which took place on 11th and 12th July 2024.

In August 2024, Immutep announced a late-breaking abstract was accepted and selected as a Proffered Paper oral presentation at the 2024 European Society for Medical Oncology (ESMO) Congress, took place September 13-17 in Barcelona, Spain. The oral presentation detailed results from the randomized TACTI-003 Phase IIb trial in first line head & neck squamous cell carcinoma patients with any PD-L1 expression (CPS >1)

In September 2024, Immutep announced positive efficacy and safety results from the TACTI-003 Phase IIb trial evaluating eftilagimod alfa (efti) in combination with MSD’s anti PD-1 therapy KEYTRUDA® (pembrolizumab) as first-line treatment of recurrent or metastatic head and neck squamous cell carcinoma patients (1L HNSCC). In patients with any PD-L1 expression (CPS >1), efti in combination with KEYTRUDA outperformance was largest in CPS >20 with 31.0% ORR (34.5% ORR including partial response after data cut-off) versus 18.5% ORR for KEYTRUDA. Efti in combination with KEYTRUDA led to a high durability of response of 17.5 months in patients with any PD-L1 expression and combination continued to have favorable safety profile. Statistically significant increase in absolute lymphocyte count biomarker was seen in the efti in combination with KEYTRUDA arm showed efti’s biological activity in a randomized setting.

Although the data from Cohort A showed that patients with PD-L1 positive tumours (CPS >1), who received efti in combination with KEYTRUDA outperformed the KEYTRUDA monotherapy arm, it was difficult to draw conclusions from the data in this cohort due to a number of imbalances of prognostic markers in favour of the KEYTRUDA monotherapy arm, including HPV status, smoking status, and primary tumour location. Additionally, in the KEYTRUDA monotherapy arm, patients with a CPS of 1–19 demonstrated higher objective response rates than those with CPS>20. This finding was atypical for KEYTRUDA therapy, as higher CPS levels were generally associated with improved outcomes compared to lower CPS levels.

In December 2024, Immutep announced positive clinical results from Cohort B of the TACTI-003 trial in first line recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients with negative PD-L1 expression (CPS <1) at ESMO Immuno-Oncology 2024. This included a median overall survival (OS) that had not yet been reached and a 12-month OS rate is 67%, both well above historical controls, along with a complete response rate of 12.9% and 16.1%, according to RECIST 1.1 and iRECIST, respectively.

In May 2025, Immutep announced that an excellent median Overall Survival (OS) of 17.6 months had been achieved in Cohort B of the TACTI-003 trial in patients with negative PD-L1 expression (CPS <1). Importantly, efti in combination with pembrolizumab continued to be well-tolerated with no new safety signals. The safety and mature OS data build on the encouraging high overall response rate with multiple complete responses achieved through combining efti with anti-PD-1 therapy in 1L HNSCC patients with CPS <1.

Based on its review of the encouraging data in 1L HNSCC with CPS <1 from the TACTI-003 (KEYNOTE-C34) Phase IIb trial evaluating efti in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 KEYTRUDA® (pembrolizumab), the FDA agreed on the potential of efti in combination with KEYTRUDA to address the high unmet need in this CPS <1 patient segment and is supportive of the combination’s further development. While Immutep’s main focus remains the pivotal TACTI-004 Phase III trial in lung cancer, the Company will explore opportunities in head and neck cancer development (CPS<1) with stakeholders and partners.

TACTI-004

During the fiscal year, Immutep commenced TACTI-004, its registrational Phase III trial of efti in combination with an anti-PD-1 therapy and chemotherapy in 1st line NSCLC.

In May 2023, Immutep received positive feedback from the FDA confirming its support for the planned trial. Among the items discussed with the FDA were the toxicological package and general aspects of the trial design, including statistics and potential patient population with a focus on 1st line NSCLC patients with a PD-L1 Tumor Proportion Score (TPS) of >1%.

In October 2022, the FDA granted Fast Track designation for efti in combination with pembrolizumab in 1st line NSCLC in patients with a PD-L1 TPS of >1%. The Fast Track designation was based on the encouraging Phase II clinical data from Immutep’s ongoing TACTI-002 trial. This was the second Fast Track designation issued by the FDA for efti (the first is for 1st line HNSCC) and offers the potential for expedited development and review.

In June 2024, Immutep entered into its third and most important collaboration with Merck & Co., Inc., Rahway, NJ, USA (known as MSD outside the United States and Canada) for the registrational Phase III trial in non-small cell lung cancer called TACTI-004. In addition to working together, MSD was also supplying KEYTRUDA at no cost for the trial. TACTI-004 was among the few global Phase III trials evaluating a combination therapy with KEYTRUDA that addresses almost the entire 1st line NSCLC patient population eligible for anti-PD-(L)1 therapy. This was significant as KEYTRUDA became the world’s top-selling drug in 2023, and lung cancer was estimated to represent over 35% of KEYTRUDA’s $25 billion in sales.

In July 2024 Immutep announced that positive feedback had been received from multiple agencies, concluding preparatory work for TACTI-004 which is planned to enrol ~750 patients. The FDA feedback from this Type C meeting, along with feedback previously received from the Paul- EhrlichInstitut (“PEI”) and the Spanish Agency for Medicines and Health Products (“AEMPS”), concludes the preparatory regulatory interactions for the design of this registrational trial.

In December 2024, Immutep announced the initiation of the pivotal TACTI-004 Phase III clinical trial for the treatment of first-line metastatic non-small cell lung cancer (1L NSCLC) with receipt of regulatory approval from the Australian Therapeutic Goods Administration to commence the study. Australia represented the first approval by all regulatory authorities including ethics committees and Institutional Review Boards (IRB).

In March 2025, Immutep announced the first patient has been successfully dosed in the Company’s pivotal TACTI-004 Phase III trial at the Calvary Mater Newcastle Hospital in Australia. A number of updates concerning status of site activation and countries have been provided subsequently.

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

In May 2024, Immutep announced positive initial safety data from EFTISARC-NEO, revealing the triple combination has no new safety findings and has been well tolerated in the first six patients who have completed the 10 weeks of treatment followed by surgery 2-3 weeks later. Initial efficacy data was very encouraging with 4 of 6 patients (67%) having near-complete pathological responses (the primary endpoint of the study). These deep responses were rarely seen in STS patients with standard therapeutic approaches including radiotherapy.

In November 2024, Immutep announced the presentation of new data from EFTISARC-NEO at the Connective Tissue Oncology Society (CTOS) 2024 Annual Meeting. Based on preliminary analysis among 21 patients available for primary endpoint assessment, the triple combination therapy demonstrates significant efficacy in the neoadjuvant setting for resectable STS. In the neoadjuvant setting for patients with resectable STS, the combination achieved a greater than three-fold increase in tumour hyalinization/fibrosis (median 50%) at the time of surgical resection as compared to a historical median 15% from standard radiotherapy alone.

In January 2025, Immutep announced patient enrolment had been completed in the investigator-initiated EFTISARC-NEO trial.

In May 2025, Immutep announced the investigator-initiated EFTISARC-NEO Phase II trial evaluating eftilagimod alfa (efti) with radiotherapy plus KEYTRUDA® (pembrolizumab) in the neoadjuvant setting for resectable soft tissue sarcoma (STS) had met its primary endpoint. The novel combination significantly exceeded the study’s prespecified median of 35% tumour hyalinization/fibrosis versus 15% for historical data from radiotherapy alone in patients with resectable soft tissue sarcoma (STS). Detailed results are planned for presentation at a future medical meeting.

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

In June 2021, Immutep reported positive final results from INSIGHT-004 at the ASCO 2021 Annual Meeting showing promising activity signals from efti in combination with avelumab in a variety of solid cancers, primarily gastrointestinal. Overall, 41.7% (6/12) of patients responded to the therapy and 50% (6/12) showed disease control. Importantly, efti continued to be well tolerated. Immutep noted that these encouraging results were supportive of further clinical evaluation of the combination of efti plus anti-PD-L1 therapy.

INSIGHT-003

In June 2021, Immutep announced it had signed an agreement to commence a new Phase I trial, called INSIGHT-003, to evaluate the combination of lead product candidate eftilagimod alfa (“efti” or “IMP321”) in conjunction with an existing approved standard of care therapy consisting of a chemotherapy agent and an anti-PD-1 therapy. INSIGHT-003 is an investigator-initiated trial conducted by IKF and will be run as an amendment to the protocol of the ongoing INSIGHT trial as the third arm (Stratum C) with Prof. Dr. Salah-Eddin Al-Batran as lead investigator. Up to 20 patients with various solid tumors will be recruited to participate in the trial, which expands the evaluation of efti into a triple combination therapy of efti, chemotherapy and anti-PD-1 therapy for the first time.

In August 2021, Immutep announced that the first patient had been enrolled and safely dosed in INSIGHT-003. This patient with metastatic non-small cell lung carcinoma received pembrolizumab plus doublet chemotherapy (carboplatin and pemetrexed) combined with Immutep’s lead product candidate eftilagimod alfa (efti or IMP321). In December 2021, Immutep announced the first five patients had been treated in the INSIGHT-003 study. No additional safety signals had been observed in the study of this triple combination therapy consisting of efti, an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy.

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

In February 2023, Immutep announced the trial reached its patient enrolment target of 20 patients. Patient recruitment for the expanded trial continued.

In May 2023, Immutep reported new encouraging clinical data showing the therapy was well tolerated and promising initial efficacy signals were observed. This included 67% ORR and 91% DCR, despite 81% of patients having low or negative PD-L1 expression.

In October 2023, at the ESMO Congress, encouraging efficacy and tolerability data were presented, including a robust ORR of 71.4% and a DCR of 90.5%. Notably, the median OS had not yet been reached, while the median Progression-Free Survival (PFS) was 10.1 months. In the challenging PD-L1 TPS <50% patient population, encompassing both low (TPS 1-49%) and negative (TPS <1%) PD-L1 patients, the triple combination therapy achieved a notable 70.6% response rate and a median PFS exceeding 10 months. This PD-L1 TPS <50% group constitutes about 70% of the overall NSCLC patient population and represents a significant area of unmet medical need. The strong ORR observed in this trial compares favorably with results from an independent registrational trial of anti-PD-1 and doublet chemotherapy, which reported a response rate of 40.8% in a similar patient population.

In November 2024, Immutep announced INSIGHT-003 showed excellent survival data. Mature data in patients with a minimum follow-up of 22 months (N=21) shows median Overall Survival is 32.9 months, with median Progression Free Survival reaching 12.7 months, and a 24-month Overall Survival rate of 81.0%

In January 2025, Immutep announced the trial reached its expanded enrolment target of approximately 50 evaluable patients across multiple clinical sites in Germany led by the Frankfurt Institute of Clinical Cancer Research IKF.

In May 2025 Immutep announced a 60.8% response rate and 90.2% disease control rate, according to RECIST1.1, had been achieved in the investigator-initiated INSIGHT-003 trial as of the data-cut off date of 06 May 2025. Notably, ~92% of all evaluable patients (N=51) in the INSIGHT-003 study have PD-L1 TPS <50%. This includes 49% of patients with PD-L1 Tumour Proportion Score (TPS) of 1-49% and 43% of patients with PD-L1 TPS <1%. Importantly, in patients with TPS <50% (N=47), who have a high unmet need and represent over two-thirds of the 1L NSCLC patient population, the triple combination with efti achieved a 59.6% response rate as compared to historical control of 40.8%. Additional data updates from this trial are expected to be presented at medical conferences in 2025 and beyond.

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

In January 2024, the first patient was enrolled and safely dosed in the trial following receipt of regulatory approvals. The clinical approach for urothelial carcinoma (UC) has shifted in the last year, with PADCEV (enfortumab vedotin) + KEYTRUDA now the standard first-line treatment. As a result, together with Merck KGaA, we are targeting a different patient group to establish efti + BAVENCIO as a standard option for more metastatic cases. Clinically, this required us to revisit the trial protocol, informed consent form (ICF), and regulatory submissions with Merck to ensure the study remains relevant and supports ongoing use of avelumab while expanding efti’s reach.

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

In October 2021 Immutep announced that it had received positive feedback from the European Medicines Agency (EMA) regarding its clinical development program for efti in metastatic breast cancer (MBC). In November 2021, Immutep announced final OS data from AIPAC in a late breaker poster presentation at the SITC Annual Meeting 2021. The study demonstrated a statistically significant and clinically relevant survival benefit in the efti group in three key predefined patient subgroups: < 65 years of age, low monocytes and luminal B. Both the magnitude and statistical significance of the benefit had improved across the three groups, compared with the interim OS results reported in December 2020. In addition, Immutep reported that immune monitoring studies showed a statistically significant increase in peripheral CD8 T cells in patients from the efti group of the total population which was significantly correlated with improved OS.

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

Based on encouraging efficacy, favorable safety and learnings from the completed randomized AIPAC Phase IIb trial (which administered efti and chemotherapy on different days and ceased chemotherapy at six months), patients in AIPAC-003 will receive efti and paclitaxel on the same day and this combination treatment can continue until disease progression. The Company also agreed with the FDA to expand the patient population beyond HER2–/HR+ metastatic breast cancer to include triple-negative breast cancer (TNBC), an aggressive form of breast cancer with limited treatment options.

In November 2023, safety data from the first six patients was evaluated showing the therapy was well tolerated with no dose limiting toxicities. The independent Data Monitoring Committee (IDMC) appointed for the trial recommended proceeding to the randomised Phase II portion.

In March 2024, the Company announced safety and initial efficacy data from the first ever 90mg dosing of eftilagimod alfa (efti) in combination with weekly paclitaxel in patients from the safety lead-in (N=6) of the AIPAC-003 trial. The data shows a confirmed 50% overall response rate, including one complete response and two partial responses, and a 100% disease control rate, with three patients having stable disease as best overall response per RECIST 1.1. In May 2024, encouraging efficacy, safety, and pharmacodynamic data from the six patients in the safety lead-in of the AIPAC-003 trial was presented at the European Society for Medical Oncology (ESMO) Breast Cancer 2024 conference.

In October 2024 the last patient for the Phase II portion was dosed. Phase II enrolled 65 metastatic hormone receptor positive (HR+), HER2- negative/low or triple-negative breast cancer patients who exhausted endocrine therapy including cyclin-dependent kinase 4/6 (CDK4/6) inhibitors.

In October 2025, the company announced that positive and straightforward feedback has been received from the US Food and Drug Administration (“FDA”) regarding the successful completion of Project Optimus requirements and agreement on 30 mg as the optimal biological dose for eftilagimod alfa (efti).

George Washington University collaboration

In September 2025, Immutep entered into a research collaboration with the George Washington University Cancer Center for an investigator-initiated Phase II trial evaluating efti as monotherapy and then in combination with chemotherapy prior to surgery in patients with early-stage HR+/HER2-negative breast cancer.

Additional Collaborations

During 2019, Immutep commenced a collaboration project with Cardiff University to advance the discovery and development of a new generation of small molecule anti-LAG-3 therapies. The ultimate aim of the project is to make oral treatment available to cancer patients and at a lower cost compared with the current anti-LAG-3 antibodies being developed by several companies. In October 2020, Immutep entered into a license and collaboration agreement with Laboratory Corporation of America Holdings (LabCorp). The agreement is unrelated to any of Immutep’s own development programs and will support the development of immuno-oncology products or services by LabCorp.

Immutep has global rights to efti ex-China. Under a licensing agreement between Immutep S.A.S and EOC Pharma, EOC Pharma has the exclusive development right of the efti product in China, Hong Kong, Macau and Taiwan, while the development right in other countries is retained by Immutep. Eddingpharm originally held these rights but transferred the right to develop efti to its affiliate, EOC Pharma. Eddingpharm paid for the past manufacture of efti GMP grade material needed for the conduct of clinical trials of efti in China. Immutep will offer technical assistance to EOC Pharma to facilitate its application to register efti in China, Hong Kong, Macau and Taiwan. EOC Pharma is also required to make further milestone payments to Immutep if efti achieves specific development milestones as well as undisclosed royalties on sales. EOC Pharma’s co-development of efti is supported by a sublicense from Immutep to the background Serono licensed IP. Following the grant of EOC Pharma’s Investigational New Drug (IND) application in December 2017, Immutep received a US$1.0 million milestone payment from EOC Pharma. In October 2018, EOC Pharma, commenced the clinical development of efti in China and reported that the first patient in its Phase I clinical study in metastatic breast cancer was safely dosed. In March 2020, Immutep announced that EOC Pharma had completed recruitment of its Phase I study. In April 2020, Immutep announced that it had discussed the results of its Phase IIb AIPAC study with EOC Pharma and that EOC Pharma had confirmed its plans to continue advancing efti in metastatic breast cancer in China. EOC Pharma announced in mid-2021 that they would commence a Phase II clinical trial in metastatic breast cancer in China.

Efti Manufacturing

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

Since September 2023 and throughout 2024 and 2025, regulatory authorization was received for the 2,000 L scale efti for use in clinical trials across multiple European countries, North and South America, Asia and Australia. Immutep introduced this scaled-up product to dose participants in certain clinical trials, including participants in its TACTI-004 Phase III trial. This significant upgrade increases the company’s production capacity and supports its late-stage clinical trials. This upgrade not only enhances the company’s capacity to meet future demand but also aligns with the requirements of pivotal late-stage clinical trials.

IMP761

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

In August 2024, Immutep received regulatory clearance from the ethics and competent authority in the Netherlands to initiate the trial which will be a single and multiple ascending dose, placebo-controlled, double-blind, Phase I study. The first subject was successfully dosed in August 2024.

In December 2024, Immutep announced favourable initial safety data from the placebo-controlled, double-blind first-in-human Phase I study evaluating IMP761.

In June 2025, Immutep announced initial pharmacological data from placebo-controlled, double-blind Phase I study shows significant T cell suppression and a favourable safety profile at dosing level of 0.9 mg/kg. The substantial reduction in T cell activity highlights the potential efficacy of IMP761 in treating autoimmune diseases. Given the encouraging efficacy and safety, Immutep is continuing with single ascending dose levels of 2.5, 7 and 14 mg/kg.

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

IMP731 was evaluated by GSK in a Phase I/Ib trial in psoriasis with encouraging early evidence of clinical efficacy. GSK then commenced a Phase II trial in patients with active ulcerative colitis. In September 2019, Immutep announced that it would receive a £4,000,000 milestone payment from GSK related to the first patient being dosed in the Phase II trial, which was subsequently received by Immutep in the fiscal year 2020. In January 2021, Immutep announced that GSK had discontinued the Phase II trial as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee. While the ulcerative colitis trial was discontinued, it concluded the product candidate may have potential efficacy in other non- gastrointestinal inflammatory conditions. Exercising its right to terminate for convenience, GSK terminated the license and research collaboration agreement effective from May 30 2024. All development and commercialization rights to the product candidate have reverted to Immutep. GSK has completed the transfer of the candidate and all related data and intellectual property to Immutep. There has been no material impact on the Company’s financial statements due to the termination. As a depleting antibody, IMP731 has a different mode of action compared to that of Immutep’s other LAG3 products in development in oncology and autoimmune diseases. Immutep will examine the data returned from GSK and explore options for further developing and commercializing this asset.

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

Intellectual Property

As of June 30, 2025, Immutep owns, co-owns or in-licenses 17 patent families relating to our development candidates including efti, IMP701, IMP731 and IMP761.

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

As of June 30, 2025, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, United Kingdom, China and Japan.

In fiscal year 2025, Immutep has continued to build its patent portfolio with the addition of 17 new patents. In particular, Immutep was granted seven patents for efti in the fiscal year, spanning key geographies. New patents covering efti in combination with anti-PD-1 therapy were granted as follows: two in New Zealand, two in Brazil, and one in each of South Korea and Japan. In addition, a patent directed to Immutep’s binding assay for determining MHC Class II binding activity was granted in Mexico. The assay is used in the characterisation of efti in GMP-grade manufacturing.

In addition, six patents were granted for IMP761. This included five patents for IMP761 in India, Israel, Malaysia, Philippines and South Korea. These new patents follow the grant of similar patents in other territories. Furthermore, a patent was granted in Russia directed to an assay for use in measuring the potency of IMP761, for example, as part of a quality control step in production of the agonist LAG-3 antibody.

Four patents were granted for IMP701, namely in Australia, Taiwan, Philippines and the United States.

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

In December 2024, Immutep extended its research collaboration agreement with Monash University to continue to progress joint investigations into the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is being led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2025) and title.

Patent Family	Title	Status	Expires

550 (Immutep S.A.S. & INSERM)	Cytotoxic anti-LAG-3 monoclonal antibody and its use in the treatment or prevention of organ transplant rejection and autoimmune disease	Pending US Granted US, Canada, Europe (x2), China and Japan (x2)	2028

551 (GlaxoSmithKline)	Anti-LAG-3 Binding Proteins	Filed in more than 50 territories. Granted in Australia, China, Japan, Europe and United States, for example.	2034

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe, Hong Kong and US. Granted Australia, China, Macau, Europe (x4), Japan (x2) and US (x3)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in China, Europe, US and Hong Kong Granted in Australia, China, Europe (x2), Hong Kong, Korea (x2), Japan (x2) and US (x2)	2034

661 (Immutep S.A.S.)	Treatment of Cancer	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2041

662 (Immutep S.A.S.)	Treatment of Cancer	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2043

670 (Immutep S.A.S.)	Combination of efti and a checkpoint inhibitor	Pending in Europe, Russia, US (x2), Canada, Australia, China, Hong Kong, Korea, Japan and Israel. Granted in Australia, China, Europe (x2), Hong Kong (x2), Macau, Korea, India, Japan (x2), Brazil (x2), Russia, US (x3), Mexico (x2), New Zealand (x2) and Brazil (x2)	2036

671 (Immutep S.A.S.)	Triple combination therapy	Pending Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2042

672 (Immutep S.A.S.)	Treatment of Cancer	PCT application filed	2045

673 (Immutep S.A.S.)	Triple Combination Therapy	New application filed	2045

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	Filed in more than 50 territories	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US. Granted in Europe	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Brazil, Australia, New Zealand, China, Hong Kong, Korea, Japan, Indonesia and Singapore Granted in Australia, Europe, US, Mexico, Japan, Russia, South Africa, Nigeria, India, Israel, Malaysia, Philippines and Korea	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	Pending in Europe and US	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, US, New Zealand, China, Hong Kong and Israel. Granted in Australia, Canada, Russia, China, Macao, Japan, Korea, India, Brazil and Mexico	2037

810 (Immutep S.A.S.)	Assays	Pending in Europe, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel Granted in Russia	2040

854 (Immutep S.A.S. & UC3)	Small molecule inhibitors of LAG-3	PCT application filed	2044

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

Our lead product candidate in oncology, eftilagimod alfa (IMP321 or efti), is a first-in-class soluble LAG-3 fusion protein and MHC Class II agonist that is being developed as a cancer therapeutic. Efti’s MOA leads to the activation of antigen-presenting cells (APC), such as dendritic cells and monocytes, which stimulates and augments the human body’s natural immune response to fight cancer tumors, including but not limited to the activation and proliferation of cytotoxic CD8+ T cells. Other types of APC activators include toll like receptor (TLR) agonists, stimulator of interferon genes (STING) agonists, CD40 agonists, or oncolytic viral therapies.

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

In advanced or metastatic non-small cell lung cancer not amenable to EGFR/ALK based therapy, where efti is tested, platinum-based chemotherapies were mostly replaced as first line therapy by anti-PD-(L)1 monotherapies or anti-PD-(L)1 + chemotherapy combination treatments in recent years. Current developments comprise other targeted therapies for select mutations (e.g., KRAS), improved chemotherapy (e.g. antibody-drug conjugates or ADCs),other immuno-oncology assets (e.g. anti-TIGIT) and bi-specific antibodies, which are engineered to simultaneously target two different antigens or immune checkpoints, are being actively explored to enhance anti-tumor immune responses and overcome resistance mechanisms in NSCLC treatment.

Current treatments for metastatic breast cancer include predominantly PARP inhibitors, CDK4/6 inhibitors, and endocrine based therapies. Thereafter, different types of chemotherapy are usually applied. Efti is tested as an adjacent therapy to chemotherapy (e.g. paclitaxel). ADCs are being developed for patients with HER low expression and may replace chemotherapy here for a subset of patients after exhaustion of endocrine based therapy.

Efti is also being investigated in patients with recurrent/metastatic head and neck squamous cell carcinomas (R/M HNSCC). Current treatments for recurrent HNSCC include combination therapy with cetuximab, cisplatin, and 5-fluoruracil (5-FU). More recently, immunotherapy through PD-1 blockade has become an option, either alone or in combination with platinum plus 5-FU and is also being evaluated in combination with bispecific antibodies and other therapeutic candidates.

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

Many competitors, or potential competitors, either alone, or with their strategic partners, have substantially greater financial, technical and human resources than we do. Therefore, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market adoption, which may render our treatments obsolete or non-competitive. In addition, many of our competitors have significantly greater experience than we have in undertaking preclinical studies and human clinical trials of new pharmaceutical products, obtaining FDA and other regulatory approvals of products for use in health care, manufacturing and marketing and selling approved products. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

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

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA/NDA. The FDA also may require post- marketing testing, known as Phase IV testing, risk mitigation strategies, and surveillance to monitor the effects of an approved product or place conditions on approval that could restrict the distribution or use of the product.

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

European Union

In the European Economic Area, or EEA, which is comprised of the Member States of the EU plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA by the EMA. Under European Union regulatory systems, we must submit and obtain authorization for a clinical trial application in each member state in which we intend to conduct a clinical trial. When conducting clinical trials in the EU, we must adhere to the provisions of either the European Union Clinical Trials Directive (Directive 2001/20/EC) or the European Union Clinical Trials Regulation (Regulation 536/2014), which is directly applicable in all EU member states. In Europe, the clinical trial directive is currently being phased out and is to be replaced by the clinical trial Regulation. As of the 31st of January 2022, clinical trials could be run under the Clinical Trial Regulation and as of the 31st of January 2025, all clinical trials in Europe are to be transitioned and will mainly run under the Clinical Trial regulation. This Directive and Regulation requires that the prior authorization of an Ethics Committee and the concerned Member States competent authority is obtained before commencing the clinical trial. Under the Regulation, sponsors are required to publish all clinical trial documentation via the EMA although there are certain possibilities to postpone publication and certain parts may be redacted.

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

If any of our products receive marketing approval in the EEA, we expect they will benefit from 8 years of data protection and 10 years of market protection. The periods run in parallel so effectively 8 years of data protection plus 2 years of market protection are granted. This means that a biosimilar application referencing Immutep’s safety and efficacy data held on file at the EMA cannot be filed until the end of the data protection period of 8 years, and the biosimilar cannot be placed on the market until after a further 2 years have elapsed (8 + 2). Furthermore, an additional 1 year of market protection is available (8 + 2 + 1) where we obtain approval of a second indication having a significant clinical benefit in the initial 8-year period.

The European Commission, European Parliament and Council of the European Union are currently negotiating reforms to the EU pharmaceutical legislation (the EU Pharma Package) which, if adopted, are expected to enter in force in 2028-2029. The reforms include potential changes to the 8 + 2 + 1 rule. The initial proposals were to reduce the current 8 years of data protection (e.g., to as low as 6 years in the Commission’s initial proposal in 2023, or 7.5 years in the Parliament’s position adopted in 2024) with the possibility of extension by fulfilling specified criteria. However, the Council has since proposed that the current 8 years of data protection be retained, but the 2 years of market protection be reduced to 1 year with potential extension by fulfilling specified criteria (e.g. meeting an unmet medical need). On 17 June 2025, the first trilogue meeting took place in which the Parliament exchanged views with the Council on key points and negotiation positions. A second trilogue meeting is expected before the end of 2025 and it’s anticipated that the legislation will be adopted in early 2026. Once adopted, the legislation will enter into force after a transition period.

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

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. The approval process ensures that the product is safe, performs as intended and meets the appropriate standards for use in Australia. Just like with the FDA and EMA, quality, pre-clinical and clinical data is submitted to gain marketing authorization. Once the TGA reviews the application it aims to make a decision within 255 working days. Once approval is granted, the product will be added to the Australian Register of Therapeutic goods, or the ARTG, the electronic register of therapeutic goods that are available for use in Australia. Again, there is no guarantee our product will be approved.

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

Subsidiary	Ownership	Date of Formation/Acquisition	Jurisdiction
Immutep U.S., Inc.	100%	April 2010 (formed)	Delaware, United States
Immutep GmbH	100%	September 2010 (formed)	Germany
Immutep Australia Pty Ltd	100%	November 2011 (formed)	Australia
Immutep S.A.S.	100%	December 2014 (acquired)	France

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, which is primarily placed at our own offices and laboratories.

Office Location	Lease expiry date
Sydney, Australia	November 30, 2028
Paris region, France	March 31, 2028
Berlin, Germany	October 31, 2030

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a late-stage biotechnology company developing novel LAG-3 related immunotherapies for cancer and autoimmune disease. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the issue of equity securities, proceeds from the exercise of options, grants and interest income. For details of the business overview, see “Item 4. Information on the Company—B. Business Overview.”

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

The French R&D tax credit is determined on the basis of the eligible R&D expenses incurred during the calendar year. Currently, the R&D credit equals 30% of the R&D eligible expenses incurred during the year, up to EUR 100.0 million in eligible R&D expenses, and 5% beyond this amount. As our turnover is currently less than EUR 100.0 million per annum, we anticipate being entitled to claim a 30% refundable tax offset for costs relating to eligible R&D activities during the year.

We are exposed to foreign currency risk via trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

A. Operating Results

Results of Operations

Comparison of Fiscal Year Ended June 30, 2025 to Fiscal Year Ended June 30, 2024

Revenue

Licensing revenue was nil in both fiscal years 2025 and 2024.

Other Income

The research material sales decreased from A$0.12 million in fiscal year 2024 to A$0.06 million in fiscal year 2025.

Total other income increased by A$2.5 million to A$10.3 million for fiscal year 2025 from A$7.8 million for fiscal year 2024, primarily due to an increase in interest income of A$1.4 million from A$3.9 million in fiscal year 2024 to A$5.3 million in fiscal year 2025. The increase was mainly due to the higher cash balances and higher interest rates in fiscal year 2025.

In fiscal year 2025, our French subsidiary recognized A$4.13 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in fiscal year 2025.

Net loss on foreign exchange was A$1.53 million in fiscal year 2025 compared with net gain on foreign exchange A$0.11 million in fiscal year 2024 due to fluctuations in currency exchange rates.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$41.55 million in fiscal year 2024 to A$61.41 million in fiscal year 2025. The increase is mainly attributable to increases in clinical trial activity and associated expenses.

Corporate Administrative Expenses

Corporate administrative expenses for fiscal year 2025 were A$8.64 million compared to A$8.85 million for fiscal year 2024.

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$0.14 million for fiscal year 2025 compared to A$0.13 million for fiscal year 2024.

Net Loss

The loss after tax for fiscal year 2025 of A$61.4 million was higher compared to A$42.7 million for fiscal year 2024. This increase was mainly attributable to an increase in clinical trial activities undertaken during fiscal year 2025, which was partially offset by the increase in interest income.

Comparison of Fiscal Year Ended June 30, 2024 to Fiscal Year Ended June 30, 2023

Revenue

Licensing revenue was nil in both fiscal years 2024 and fiscal year 2023.

Other Income

The research material sales decreased from A$0.19 million in fiscal year 2023 to A$0.12 million in fiscal year 2024.

Total other income increased by A$2.6 million to A$7.8 million for fiscal year 2024 from A$5.2 million for fiscal year 2023, primarily due to an increase in interest income of A$2.9 million from A$0.94 million in fiscal year 2023 to A$3.9 million in fiscal year 2024. The increase was mainly due to higher cash balances and higher interest rates in fiscal year 2024.

In fiscal year 2024, our French subsidiary recognized A$3.72 million of grant income from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted in fiscal year 2024.

Net gain on foreign exchange was A$0.11 million in fiscal year 2024 compared with net gain of A$0.62 million in fiscal year 2023 due to fluctuations in currency exchange rates.

There is a non-cash gain of A$ nil from the net change in fair value of warrants for fiscal year 2024 compared with the non-cash gain A$0.13 million for fiscal year 2023.

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

Net change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$0.13 million for fiscal year 2024 compared to A$0.14 million for fiscal year 2023.

Net Loss

The loss after tax for fiscal year 2024 of A$42.7 million was higher compared to A$39.9 million for fiscal year 2023. This increase was mainly attributable to an increase in clinical trial activities undertaken during the fiscal year and offset by the increase in interest income.

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for June 30, 2025 reporting periods and have not been adopted early by the group. The group’s assessment of the impact of these new standards and amendments is set out below:

AASB 2023-5 Amendments to Australian Accounting Standards – Lack of Exchangeability [AASB 1(IAS 1), AASB 121 (IAS 21) & AASB 1060 (effective for annual periods beginning on or after 1 January 2025)

In October 2023, the AASB amended AASB 121(IAS 21) to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.

AASB 2024-2 Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments [AASB 7 (IFRS 7) & AASB 9 (IFRS 9)] (effective for annual periods beginning on or after January 1, 2027)

On July 29, 2024, the AASB issued targeted amendments to AASB 9 (IFRS 9) and AASB 7 (IFRS 7) to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.

AASB 18 (IFRS 18) Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)

AASB 18 (IFRS 18) will replace AASB 101 (IAS 1) Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB18 (IFRS 18) will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•

Although the adoption of AASB 18 (IFRS 18) will have no impact on the group’s results, the group expects that grouping items of income and expenses in the statement of comprehensive income into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

•

AASB 18 (IFRS 18) has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognises some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the group is currently evaluating the need for change.

•

The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the Balance Sheet, the group will disaggregate goodwill and other intangible assets and present them separately in the Balance Sheet.

•

The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

•	management-defined performance measures;

•

a break-down of the nature of expenses for line items presented by function in the operating category of the statement of comprehensive income – this break-down is only required for certain nature expenses; and

•

for the first annual period of application of AASB 18 (IFRS 18), a reconciliation for each line item in the statement of comprehensive income between the restated amounts presented by applying AASB 18 (IFRS 18) and the amounts previously presented applying AASB 101 (IAS 1).

•

From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The group will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending June 30, 2027 will be restated in accordance with AASB 18 (IFRS 18).

New and amended standards adopted by the Group

The group has applied the following standards and amendments for the first time for its annual reporting period commencing July 1, 2024:

•	AASB 2020-1 Amendments to Australian Accounting Standards – Classification of Liabilities a Current or Non-current [AASB 101(IAS 1)]

The amendments listed above did not have any material impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible notes, exercise of US warrants, operating grants and interest earned from cash on term deposits. For further information, refer to notes 16 and 21 to our audited financial statements included in this annual report.

Capital Requirements

As of June 30, 2025, Immutep’s cash and cash equivalent and term deposit position totals approximately A$129.69 million. We anticipate that our current cash and cash equivalents will be sufficient to fund our operations at least until the end of calendar year 2026. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

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

Off-Balance Sheet Arrangements

During fiscal years 2025, 2024 and 2023, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

				Total
	Less than	Between 1		contractual	Carrying
Contractual maturities of financial liabilities	12 months	and 5 years	> 5 years	cash flows	Amount
At June 30, 2025	$	$	$	$	$
Trade and other payables	10,634,558	—	—	10,634,558	10,634,558
Convertible note liability	1,117,255	—	—	1,117,255	1,104,878
Lease liability	230,499	337,847	—	568,346	520,304

Total	11,982,312	337,847	—	12,320,159	12,259,740

Contingent liabilities

Immutep did not have any material contingent liabilities outstanding as of June 30, 2025.

Capital commitments

Immutep did not have any material capital expenditure commitments as of June 30, 2025.

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

		Number of	Net Proceeds
	Fiscal Year	Shares	(in A$)
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights and warrants	2021	260,521,997	52,429,303
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights	2022	118,086,880	53,985,452
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, conversion of convertible notes, exercise of performance rights	2023	321,066,394	78,864,446
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, exercise of performance rights	2024	265,306,081	95,832,984
Ordinary Shares – exercise of performance rights	2025	7,777,285	2,626,643

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

During fiscal year 2021, U.S. investors exercised a total of 3,427,211 warrants at an exercise price of US$2.49 each. Immutep received US$8.5 million (A$11.3 million) cash payment in total.

In June 2021, we conducted a private placement that raised proceeds of A$67.2 million before transaction costs.

In June 2023, we completed a capital raising of A$80 million, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$68 million and a retail Entitlement Offer component of approximately A$12 million.

In June 2024, we completed a capital raising of A$100.2 million, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$89.6 million and a retail Entitlement Offer component of approximately A$10.6m.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2025	2024	2023
	A$	A$	A$
Net cash used in operating activities	(62,049,706)	(34,821,229)	(35,355,820)
Net cash used in investing activities	(38,533,210)	(21,018,677)	(82,735)
Net cash provided by (used in) financing activities	(525,121)	95,180,070	76,022,037
Net increase (decrease) in cash and cash equivalents	(101,108,037)	39,340,164	40,583,481
Effect of exchange rate on cash and cash equivalents	6,726,105	(967,733)	2,839,106
Cash and cash equivalents at beginning of period	161,790,147	123,417,716	79,995,129
Cash and cash equivalents at end of period	67,408,215	161,790,147	123,417,716

Operating Activities

Net cash used in operating activities was A$62.05 million, A$34.8 million and A$35.4 million during fiscal years 2025, 2024 and 2023, respectively. Payments to suppliers and employees in the net cash used in operating activities mainly relate to R&D and administrative costs. Payments to suppliers and employees increased by A$27.48 million during fiscal year 2025. This increase was mainly attributable to a significant increase in costs related to the clinical trials.

During fiscal years 2025, 2024 and 2023, our payments to suppliers and employees were offset by interest income received of A$3.7 million, A$3.7 million and A$0.9 million respectively, and grant income received of A$4.2 million, A$3.8 million and A$3.7 million respectively.

Investing Activities

Net cash used in investing activities was A$38.5 million during fiscal year 2025 and was A$21.0 million during fiscal year 2024 and was A$0.08 million during fiscal year 2023. The net cash outflow for fiscal year 2025 and 2024 was due to the acquisition of long-term investment and purchase of equipment.

Financing Activities

Net cash outflow used in financing activities was $ A$0.53 million in fiscal year 2025 compared to net cash inflow provided by financing activities of A$95.2 million and A$76.0 million in fiscal year 2024 and 2023 respectively. Net cash used by financing activities during (i) fiscal year 2025 was primarily attributable to lease payments and capital raising transaction costs paid relating to fiscal year 2024 capital raising; (ii) fiscal year 2024 was primarily attributable to a capital raising of A$100.2 million in June 2024, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$89.6 million and a retail Entitlement Offer component of approximately A$10.6 million; and (iii) fiscal year 2023 was primarily attributable to a capital raising of A$80 million in June 2023, which consisted of a placement and institutional component of the Entitlement Offer of approximately A$68 million and a retail Entitlement Offer component of approximately A$12 million.

At June 30, 2025, we had A$67.41 million in cash and cash equivalents and bank term deposits of A$62.28 million, compared with 2024, where we had A$161.8 million in cash and cash equivalents and A$20.09 million in bank term deposits. Bank term deposits have been recognised as short-term investments due to having maturities of more than 3 months and less than 12 months. At June 30, 2023, we had A$123.4 million in cash and cash equivalents and nil in bank term deposits.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B.— Business Overview —Background.” For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as the four components of research and development expenses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

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

E. Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management and the positions they hold.

Name	Position
Dr Russell Howard (1)	Non-Executive Chairman

Mr Pete Meyers (2)	Deputy Chairman and Non-Executive Director

Mr Marc Voigt	Executive Director & Chief Executive Officer

Prof. Frédéric Triebel	Executive Director & Chief Scientific Officer

Ms Lis Boyce (3)	Non-Executive Director

Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Mr Christian Mueller	Chief Development Officer

Dr Stephan Winckels (4)	Chief Medical Officer

Ms Anne Anderson	Non-Executive Director, resigned October 4, 2024

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Chair of the Audit & Risk Committee and member of the Remuneration Committee.
(3)	Member of the Remuneration Committee and Audit & Risk Committee.
(4)	Dr Stephan Winckels has been appointed to the permanent position of Chief Medical Officer effective July 1, 2025 and became a Key Management Personnel (“KMP”) from October 1, 2025.

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

Mr. Pete Meyers

Pete Meyers has been a Non-Executive Director of Immutep since February 12, 2014, and appointed as Non-Executive Deputy Chairman on November 17, 2017. He was the Chief Financial Officer of Slayback Pharma LLC, a KKR portfolio company, until Slayback was sold to Azurity Pharmaceuticals, Inc. in September 2023. Prior to joining Slayback Pharma LLC, Mr. Meyers served in Chief Financial Officer roles at Eagle Pharmaceuticals, Inc., Motif BioSciences Inc. and TetraLogic Pharmaceuticals Corporation. Prior to his role at TetraLogic, Mr. Meyers spent 18 years in health care investment banking, holding positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. He earned a Bachelor of Science degree in Finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently a Non-Executive Director of Yamo Pharmaceuticals LLC, a privately held, development stage company whose molecule, L1-79, is the leading late-stage candidate addressing the core social-interaction deficits in individuals with autism spectrum disorder.

Mr. Meyers is the Chairman and President of The Thomas M. Brennan Memorial Foundation, Inc., and he is also the Vice Chairman of East End Hospice, Inc.

Ms Lis Boyce

Ms Boyce has been a Non-Executive Director of Immutep since April 11, 2023. Ms Boyce is a senior corporate lawyer with over 30 years’ experience including capital raising, strategic collaborations, corporate governance and mergers & acquisitions. She has been a partner in Piper Alderman’s corporate team since January 2021, and co-chairs the firm’s Life Sciences & Healthcare focus group. Prior to Piper Alderman, Lis has held various leadership roles at Dentons and DibbsBarker. Lis’ strong focus on Life Sciences is reflected in her appointment as deputy chair of AusBiotech’s AusMedtech Advisory Group, and as Chair of AusBiotech’s Leadership Committee for NSW. Lis is a Graduate of the Australian Institute of Company Directors, and a Fellow of the Governance Institute of Australia.

Mr. Marc Voigt

Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 25 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In 2012, he became Immutep’s Chief Business Officer and Chief Financial Officer and in 2014 he became Immutep’s Chief Executive Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurance and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specializing in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectively, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative. He is also member of the investment committee of an Australian venture capital fund.

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

Ms. Deanne Miller

Ms. Miller joined Immutep as General Counsel and Company Secretary in October 2012 and was promoted to the role of Chief Operating Officer in November 2016. She has broad commercial experience, having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She has a Combined Bachelor of Laws (Honors) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Mr. Christian Mueller

Mr. Mueller, MSc BBA, has served as our Chief Development Officer since December 1, 2024. He has worked in the field of clinical development of oncology drugs in different roles for almost 2 decades and joined Immutep in 2016. Mr. Mueller worked in different functions in the clinical development sphere at different biotech companies and brings broad expertise in clinical development and the regulatory field. He was leading successfully multiple clinical studies, cross functional teams and multiple scientific advice meetings with competent authorities around the world (e.g. FDA, EMA, PEI, CFDA etc.). After completing his Master of Science in Biotechnology at the Technical University Berlin, he joined Medical Enzymes AG where he focused on developing therapeutic enzymes for the treatment of cancer. Since 2012 he worked with Ganymed Pharmaceuticals AG in developing ideal monoclonal antibodies in the field of immuno-oncology. He was responsible for the clinical program of the lead antibody (zolbetuximab-now undergoing BLA/MAA process at EMA / FDA) and successfully completed a multinational randomized phase IIb study with 200+ patients which was the core asset of a 1.2 billion USD trade sale deal with Astellas.

Dr Stephan Winckels

Stephan Winckels M.D., Ph.D., has served as our Chief Medical Officer since July 1, 2025. Dr. Winckels has over 15 years of experience in oncology drug development. He has contributed to more than 40 Phase I-III cancer trials in a wide variety of solid tumors and hematological malignancies. Until 2023, Dr. Winckels headed the Medical Affairs group and Oncology Medical Team at Allucent (formerly SMS-oncology), a mid-size full-service CRO. Dr. Winckels also held medical positions within the oncology therapeutic area at Wyeth Research (now Pfizer), Boehringer Ingelheim and Genmab.

Dr. Winckels obtained his Doctor of Medicine degree at Maastricht University in the Netherlands. He holds a PhD in Medical Physiology from Utrecht University, The Netherlands. He is a member of the European Society for Medical Oncology.

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

Non-executive directors’ cash remuneration is within the aggregate amount approved by shareholders. Non-executive directors each receive some or all of their remuneration in the form of equity (subject to shareholder approval). Non-executive directors’ remuneration is at a level that is consistent with industry standards. Non-executive directors do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal year 2025.

	Short-term Benefits				Post Employment	Other Benefits	Share-based Payments				Total
	Salary and fees A $		Cash bonus A $	Non Monetary* A$	Superannuation A$	Annual leave & Long service leave A$	Executive Performance rights* A$		Non-Executive Performance Rights A$		A$
Directors
Dr. R. Howard	106,500		—	—	12,248	—	—		233,247	[1,2]	351,995
Mr. P. Meyers	25,000		—	—	—	—	—		51,481	[3]	76,481
Ms Lis Boyce	55,000		—	—	6,325	—	—		39,528	[4]	100,853
Ms A Anderson	46,133		—	—	5,305	—	—		(66,831)[5]		(15,393)
Mr. M. Voigt	546,230	**	198,935	30,270	—	74,195	324,850	[6]	—		1,174,480
Dr. F. Triebel	315,574	***	140,154	190,048	8,466	47,999	243,637	[7]	—		945,878
Other Key Management
Ms. D. Miller	300,037	****	125,000	—	48,879	44,048	162,425	[7]	—		680,389
Dr. F. Vogl******	372,374		186,358	156,484	—	68,395	(199,524)[9]		—		584,087
Mr C. Mueller*****	303,613		5,972	27,048	—	52,850	116,492	[8]	—		505,975

	2,070,461		656,419	403,850	81,223	287,487	647,880		257,425		4,404,745

*

Non-monetary benefits include compulsory employer funded social security contributions ($30,270 for Mr M Voigt, $190,048 for Dr F Triebel, $27,048 for Mr C Mueller and, $156,484 for Dr F Vogl) which are paid directly by the Company to Government authorities in line with German, Swiss and French regulations.

**	The cash salary for Mr Voigt increased by EUR35,600 per annum effective July 2024.
***	The cash salary for Dr Triebel increased by EUR9,600 per annum effective August 2024.
****	The cash salary for Ms Miller increased by AUD32,600 per annum effective July 2024.

*****

Mr C Mueller joined the Company in 2016, but he was promoted during fiscal year 2025 and his remuneration is disclosed on an annual basis. His executive salary commenced in December 2024 due to an internal promotion, and his total salary, bonus and social security paid during the 5-month period as executive was $182,395.

******	The cash salary for Dr Vogl increased by CHF5,900 per annum effective August 2024.
[1]

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights to vest over 3 tranches in lieu of additional cash fees, in accordance with shareholder approval received at the Annual General Meeting on November 26, 2021. As indicated in the 2021 Annual General Meeting notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $60,000 per annum divided by $0.53 (being the 5-day VWAP up to and including September 21, 2021). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 113,207 performance rights vested on December 1, 2022 (being for service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights vested on December 1, 2023 (being for service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights vested on December 1, 2024 (being for service from December 1, 2023 to November 30, 2024).

On November 23, 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 Annual General Meeting. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 per annum divided by $0.33 (being the 5-day VWAP up to and including July 20, 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on October 24, 2023 (in recognition of service from April 1, 2023 to October 23, 2023). The second tranche of 50,000 performance rights vested on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 50,000 performance rights are due to vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 50,000 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

[2]

Dr Russell Howard will be issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, if approved by Shareholders at the 2025 Annual General Meeting. The number of performance rights granted will be calculated based on 1 year of directors’ fees at $76,500 and 3 years of directors’ fees at $110,819 per annum divided by $0.24 (being the 5-day VWAP up to and including the June 30, 2025) less the number of performance rights approved on November 23, 2023 with respect to overlapping service periods. However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights will vest on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025. The second tranche of performance rights are due to vest on December 1, 2026 (in recognition of service from December 1, 2025 to November 30, 2026). The third tranche of performance rights are due to vest on December 1, 2027 (in recognition of service from December 1, 2026 to November 30, 2027). The fourth tranche of performance rights are due to vest on December 1, 2028 (in recognition of service from December 1, 2027 to November 30, 2028).

[3]

On December 16, 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the Annual General Meeting on November 23, 2022. As indicated in the 2022 Annual General Meeting notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 per annum divided by $0.27 (being the 5-day VWAP up to and including September 12, 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on October 1, 2024 (being for service from October 1, 2023 to September 30, 2024). The second tranche of 388,889 performance rights vested on October 1, 2025 (being for service from October 1, 2024 to September 30, 2025). The third tranche of 388,889 performance rights is due to vest on October 1, 2026 (being for service from October 1, 2025 to September 30, 2026).

[4]

On November 23, 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 Annual General Meeting. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 per annum divided by $0.33 (being the 5-day VWAP up to and including July 20, 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from April 11, 2023 to October 23, 2023). The second tranche of 166,667 performance rights vested on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 166,667 performance rights will vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 166,667 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

[5]

Ms Anne Anderson was due to be issued 615,983 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, if shareholders approved at the 2024 Annual General Meeting. Ms Anderson resigned on October 4, 2024, and these performance rights were not issued. The share-based payment expense recognised from date of appointment to October 4, 2024 was reversed accordingly, and the Company paid the cash equivalent of the performance rights which related to the period up to the date of resignation.

[6]

On December 1, 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the Annual General Meeting on November 26, 2021. One-third vested on October 1, 2023; one-third vested on October 1, 2024, and one-third vested on October 1, 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

On December 5, 2024, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the Annual General Meeting on November 22, 2024. One-third is due to vest on December 1, 2026; one-third is due to vest on December 1, 2027, and one-third is due to vest on December 1, 2028. Vesting is contingent upon the executive being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board.

All performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For other information concerning Performance Rights please refer to Section D on Share-based compensation below.

[7]

On December 1, 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third vested on October 1, 2023; the second tranche representing one-third vested on October 1, 2024 and the third tranche representing one-third vested on October 1, 2025. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of each person’s contract.

On December 5, 2024, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Ms D Miller and Dr F Triebel during the year are as follows: The first tranche representing one-third is due to vest on December 1, 2026; the second tranche representing one-third is due to vest on December 1, 2027 and third tranche representing one-third is due to vest on December 1, 2028. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Ms Miller and Dr Triebel’s contracts.

[8]

On December 1, 2021, Mr C Mueller was issued 1,400,000 performance rights under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third vested on October 1, 2023; the second tranche representing one-third vested on October 1, 2024 and the third tranche representing one-third vested on October 1, 2025. Vesting is contingent upon the executives’ being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

On December 5, 2024, Mr C Mueller was issued 1,400,000 performance rights respectively under the Executive Incentive Plan (EIP). The vesting date for the Performance Rights issued to Mr C Mueller during the year are as follows: The first tranche representing one-third is due to vest on December 1, 2026; the second tranche representing one-third is due to vest on December 1, 2027 and third tranche representing one-third is due to vest on December 1, 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

[9]

On January 31, 2024, Dr F Vogl was issued 1,343,856 performance rights under the Executive Incentive Plan (EIP). The first tranche representing one-third was due to vest on October 1, 2024 (and did not vest); the second tranche representing one-third was due to vest on October 1, 2025 and the third tranche representing one-third was due to vest on October 1, 2026. Vesting was contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights were subject to accelerated vesting according to agreed terms in Dr Vogl’s contract. Dr Vogl resigned on April 30, 2025, and these performance rights lapsed. The share-based payment expense recognized from date of appointment was reversed accordingly. All performance rights for all three tranches were forfeited due to not meeting vesting conditions.

Service Agreements

The following members of key personnel have service agreements as at June 30, 2025 as follows:

Mr. Marc Voigt	Managing Director & Chief Executive Officer

Agreement commenced:	July 9, 2014

Details

The initial term was for a period of 3 years. This term was subsequently extended multiple times with the latest extension expiring on July 9, 2032, unless terminated earlier by either party in accordance with the Agreement. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract.

The contract can be terminated by the company giving 12 months’ notice or by Marc giving 6 months’ notice. Immutep may make payments in lieu of the period of notice, or for any unexpired part of that notice period.

Base salary	€325,000

Dr. Frédéric Triebel	Chief Scientific Officer & Executive Director

Agreement commenced:	December 12, 2014

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

Base salary	€188,400

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice.

Immutep may make payments of base salary in lieu of the notice period.

Base salary	A$300,037

Mr Christian Mueller	Chief Development Officer

Agreement commenced:	December 1, 2024

Details	The agreement can be terminated with 3 months’ notice.

Immutep may make payments of base salary in lieu of the notice period.

Base salary	EUR231,500

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 and Mr Christian Mueller is entitled to a cash bonus of A$150,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2025, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Executive Incentive Plan

A new Executive Incentive Plan, or EIP, was approved by shareholders at our Annual General Meeting in November 2024.The key terms of the EIP are as follows:

Operation

The Board is responsible for administering the EIP in accordance with the EIP Rules. A grant of performance rights and/or options under the EIP will be subject to both the EIP Rules and the terms and conditions of the specific grant.

Eligibility

The EIP is open to employees (including Directors employed in an executive capacity) and Non-Executive Directors of the Company who are invited by the Board, in the Board’s discretion, to participate in the EIP.

Grant

No payment is required on the grant of a performance right and no exercise price is payable upon the performance right vesting. No payment is required on the grant of an option. The exercise price of an option will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Vesting

The vesting of a performance right will be conditional on the satisfaction of any performance conditions attaching to the performance right. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter. Where relevant performance conditions are met, then the performance right will vest and can be exercised into Shares. The vesting of an option will be conditional on the satisfaction of any performance conditions attached to the option. Performance conditions will be determined by the Board in its discretion and specified in the participant’s invitation letter.

Where a participant ceases to be an employee or Director of the Company because of total and permanent disability, death, or any other circumstance determined by the Board in its discretion, the Board may determine that any of the performance rights and/or options granted to a participant will vest, whether or not any performance conditions attaching to the performance right and/or option have been met. Notwithstanding this and subject to the ASX Listing Rules:

(i)

the Board may vest some or all of a participant’s performance rights and/or options even if a performance condition has not been met, if the Board considers that to do so would be in the interests of the Company; and

(ii)	the vesting of a participant’s performance rights and/or options may be made subject to further conditions as determined by the Board.

Lapse of Performance Rights and Options

Performance rights and options will lapse if the applicable performance conditions attaching to them are not met within a prescribed period determined by the Board in its discretion. If a participant ceases to be an employee or Director of the Company (other than in the circumstances referred to above), the participant’s performance rights and/or options will lapse automatically on cessation of the participant’s employment or appointment unless the Board determines otherwise within 60 days of the date of cessation of the participant’s employment or appointment.

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

Shares

Each performance right will entitle a participant upon vesting to exercise the performance right and receive one share. Each option will entitle a participant upon vesting to subscribe for one share at the exercise price specified by the Board in the participant’s invitation letter. Shares issued as a result of the vesting and exercise of a performance right or vesting and exercise of an option will rank equally with the shares currently on issue.

Maximum Number of Performance Rights and Options

The Board may grant such number of performance rights and/or options under the EIP as the Board determines so long as no limit specified, imposed or calculated by any relevant policy or guideline of ASIC, including any regulatory guide, class order or condition for relief, is exceeded.

Takeovers

If the event of a takeover bid (as defined in the Corporations Act) or other transaction resulting in a person having voting power in the Company of at least 50.1%, a participant’s performance rights and options will vest immediately and all performance conditions attaching to those performance rights and/or options will be deemed to have been satisfied in full.

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

Cash bonus					Share-based compensation benefits (performance rights)
								Number of rights
									Value of
								Vested/	rights
						Value of		exercisable	at
			Year		No	rights at		during the	exercise		Fiscal years in which
Name	Paid	Forfeited	granted		Granted(A)	grant date	Vested	year(A)	date******	Forfeited	rights may vest
	%	%				$	%		$	%
Mr R Howard			2021	*	339,621	166,414	100%	113,207	74,717	—	2023, 2024 & 2025
	—	—	2023	*	178,356	57,074	44%	50,000	25,858	—	2024, 2025, 2026 & 2027
Mr P Meyers	—	—	2022	**	1,166,667	361,667	33%	388,889	130,278	—	2025, 2026 & 2027
Ms Lis Boyce	—	—	2023	***	589,955	188,786	43%	166,667	84,685	—	2024, 2025, 2026 & 2027
Mr M Voigt	100%	—	2021	****	3,600,000	1,764,000	67%	1,200,000	624,000	—	2024, 2025 & 2026
		—	2024	****	3,600,000	1,098,000	—	—	—	—	2027,2028 & 2029
Dr F Triebel	100%	—	2021	****	2,700,000	1,323,000	67%	900,000	468,000	—	2024, 2025 & 2026
		—	2024	****	2,700,000	823,500	—	—	—	—	2027,2028 & 2029
Ms D Miller	100%	—	2021	****	1,800,000	882,000	67%	600,000	357,000	—	2024, 2025 & 2026
		—	2024	****	1,800,000	549,000	—	—	—	—	2027,2028 & 2029
Dr F Vogl	100%	—	2023	*****	1,343,856	421,075	—	—	—	100%	2025, 2026 & 2027
Mr C Mueller	100%	—	2021	****	1,400,000	434,000	67%	466,667	156,333	—	2024, 2025 & 2026
		—	2024	****	1,400,000	427,000	—	—	—	—	2027, 2028 & 2029

*

On December 1, 2021, Dr Russell Howard was issued 339,621 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the Annual General Meeting on November 26, 2021. The first tranche of 113,207 performance rights vested on December 1, 2022 (being for continued service from December 1, 2021 to November 30, 2022). The second tranche of 113,207 performance rights vested on December 1, 2023 (being for continued service from December 1, 2022 to November 30, 2023). The third tranche of 113,207 performance rights vested on December 1, 2024 (being for continued service from December 1, 2023 to November 30, 2024).

On November 23, 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 Annual General Meeting. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 per annum divided by $0.33 (being the 5-day VWAP up to and including July 20, 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on October 24, 2023 (in recognition of service from April 1, 2023 to October 23, 2023). The second tranche of 50,000 performance rights vested on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 50,000 performance rights are due to vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 50,000 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

Dr Russell Howard will be issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, if approved by Shareholders at the 2025 Annual General Meeting. The number of performance rights granted will be calculated based on 1 year of directors’ fees at $76,500 and 3 years of directors’ fees at $110,819 per annum divided by $0.24 (being the 5-day VWAP up to and including the June 30, 2025) less the number of performance rights approved on November 23, 2023 with respect to overlapping service periods. However, the future fair value of the performance rights will be revised to reflect the actual prevailing share price as at the date of shareholder approval. The first tranche of performance rights will vest on grant date (in recognition of service from December 1, 2024 to November 30, 2025. The second tranche of performance rights are due to vest on December 1, 2026 (in recognition of service from December 1, 2025 to November 30, 2026). The third tranche of performance rights are due to vest on December 1, 2027 (in recognition of service from December 1, 2026 to November 30, 2027). The fourth tranche of performance rights are due to vest on December 1, 2028 (in recognition of service from December 1, 2027 to November 30, 2028).

**

On December 16, 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the Annual General Meeting on November 23, 2022. As indicated in the 2022 Annual General Meeting notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 per annum divided by $0.27 (being the 5-day VWAP up to and including September 12, 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on October 1, 2024 (being for service from October 1, 2023 to September 30, 2024). The second tranche of 388,889 performance rights vested on October 1, 2025 (being for service from October 1, 2024 to September 30, 2025). The third tranche of 388,889 performance rights are due to vest on October 1, 2026 (being for service from October 1, 2025 to September 30, 2026).

***

On November 23, 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 Annual General Meeting. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 per annum divided by $0.33 (being the 5-day VWAP up to and including July 20, 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from April 11, 2023 to October 23, 2023). The second tranche of 166,667 performance rights vested on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 166,667 performance rights will vest on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 166,667 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026).

****	Performance rights were granted under the EIP. Long-term incentive performance rights vest in three tranches as follows:

•	1/3 vested on October 1, 2023

•	1/3 vested on October 1, 2024

•	1/3 vested on October 1, 2025

Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****

Performance rights were granted under the EIP. Long-term incentive performance rights were due to vest in three tranches, one third on Oct 1, 2024, one third on Oct 1, 2025 and one third on Oct 1, 2026. These performance rights lapsed on the resignation of Dr F Vogl on April 30, 2025.

******

The value on the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

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

(i) Options holdings

There were no options holdings outstanding and no movements during the fiscal years June 30, 2025, June 30, 2024 and June 30, 2023.

(ii) Performance Rights holdings

2025	Balance at start of the year	Granted	Exercised	Other Changes		Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	404,770	—	(304,770)	—		100,000	—	100,000
Mr Pete Meyers	1,166,667	—	(388,889)	—		777,778	—	777,778
Mr Marc Voigt	3,600,000	3,600,000	(2,400,000)	—		4,800,000	—	4,800,000
Prof. Frédéric Triebel	2,700,000	2,700,000	(1,800,000)	—		3,600,000	—	3,600,000
Ms Anne Anderson	—	—	—	—		—	—	—
Ms Lis Boyce	589,955	—	(256,621)	—		333,334	—	333,334
Ms Deanne Miller	1,800,000	1,800,000	(1,200,000)	—		2,400,000	—	2,400,000
Mr Christian Mueller*	933,333	1,400,000	(466,667)	—		1,866,666	—	1,866,666
Dr Florian Vogl	1,343,856	—	—	(1,343,856	)**	—	—	—
	12,538,581	9,500,000	(6,816,947)	(1,343,856)		13,877,778	—	13,877,778

*	Performance rights held before being appointed as key management personnel.
**	The performance rights were forfeited when Dr F Vogl resigned on April 30, 2025.

(iii) Ordinary Share holdings

2025	Balance at start of the year		Received during the year on exercise of performance rights		Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr Russell Howard	1,113,207		304,770		—	—	1,417,977
Mr Pete Meyers	3,274,395		388,889		—	—	3,663,284
Mr Marc Voigt	11,247,445		2,400,000		—	29,500	13,676,945
Prof. Frédéric Triebel	8,653,764		1,800,000		—	—	10,453,764
Ms Anne Anderson	—		—		—	—	—
Ms Lis Boyce	—		256,621		—	—	256,621
Ms Deanne Miller	2,067,305		1,200,000		—	(800,000)	2,467,305
Mr Christian Mueller	2,840,715	*	466,667	*	—	—	3,307,382
Dr Florian Vogl**	—		—			—	—

Total ordinary shares	29,196,831		6,816,947		—	(770,500)	35,243,278

ADRs
Mr Marc Voigt	45		—		—	—	45

Prof. Frédéric Triebel	17,061		—		—	—	17,061

Total ADR	17,106		—		—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.
*	Shares held before being appointed as key management personnel.
**	Dr F Vogl resigned on April 30, 2025.

Shares under option

No unissued ordinary shares of Immutep Limited are under option at the date of this report since the following options were exercised on July 18, 2025.

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
August 5, 2015	August 4, 2025	$0.248	847,600	Unlisted

			847,600

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

Subsequent to balance sheet date, these warrants have been converted to fully paid ordinary shares via a cashless exercise by the holder as disclosed in notes to the financial statements.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2025.

2025 Grant date	Fair Value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 26, 2021	0.490	3,600,000	—	(2,400,000)	—	1,200,000	—
November 26, 2021	0.490	4,500,000	—	(3,000,000)	—	1,500,000	—
November 26, 2021	0.490	1,933,333	—	(966,667)	—	966,666	—
December 16, 2022	0.330	1,112,334	—	—	—	1,112,334	834,250
January 31, 2024	0.350	1,343,856	—	—	(1,343,856)	—	—
January 31, 2024	0.350	1,381,012	—	(460,338)	(662,610)	258,064	—
November 22, 2024	0.305	—	2,700,000	—	—	2,700,000	—
November 22, 2024	0.305	—	3,600,000	—	—	3,600,000	—
November 22, 2024	0.305	—	3,200,000	—	—	3,200,000	—
December 5, 2024	0.310	—	1,700,000	—	—	1,700,000	—

		13,870,535	11,200,000	(6,827,005)	(2,006,466)	16,237,064	834,250

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of six directors, including four non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, a director, other than a managing director, must not hold office for more than three years or beyond the third annual general meeting following his or her appointment (whichever is the longer period) without submitting himself or herself for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by the Constitution), and any director so appointed may hold office only until the next annual general meeting (“Annual General Meeting”) when he or she shall be eligible for election.

The appointment and expiration dates of each director in office at the date of this report are as follows:

Name	Position	Year first	Current term expires
Dr Russell Howard	Non-Executive Director	2013	November 2026
Mr Pete Meyers	Non-Executive Director	2014	November 2025*
Dr Frederic Triebel	Executive Director	2022	November 2027
Ms Lis Boyce	Non-Executive Director	2023	November 2026
Mr Marc Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*

The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every Annual General Meeting. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Mr Pete Meyers will stand for re-election at the Company’s Annual General Meeting in 2025.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and all listed entities must have trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contain what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to attach a copy (or the URL page on its website) of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period . It is not mandatory to follow the Recommendations. Each year we review our corporate governance practices against the Recommendations. Set forth below are the material provisions of the Recommendations together with the reasons, where applicable, for variations therefrom.

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During fiscal year June 30, 2025, we varied from the Recommendations in the following area:

•

The Board adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations in June 2020. The Company’s diversity policy is published on its website. The Board currently comprises 4 male directors and 1 female director. Although the Company is a constituent of the S&P/ASX 300 it does not yet meet the 30% gender representation goal, it intends to address this by seeking to appoint a female director whenever a Board vacancy arises, until at least 30% representation from each gender is achieved.

2.

Structure the Board to be effective and add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2025, we varied from the Recommendations in the following area:

•

The Board believes that the Company is not of a size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors. All matters which might be properly dealt with by the Nomination Committee are considered by the full Board of Directors. The Board annually considers the necessity to establish a Nomination Committee.

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

The Board of Directors does not have regularly scheduled meetings at which only independent directors are present, but the non-executive directors do confer periodically as a group. The Board of Directors meets regularly, and all directors attend all such meetings. Our practices are consistent with the Recommendations, which encourage non-executive directors to consider the benefits of conferring periodically as a group without executives present.

Our Board of Directors has determined that each of Pete Meyers, Lis Boyce and Russell Howard qualify as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and the U.S. Securities and Exchange Commission.

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

Corporate Governance Requirements — Nasdaq Global Market Marketplace Rules.

Our shares in the form of ADRs are quoted on the Nasdaq Global Market. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the SEC, require companies which are considered to be foreign private issuers in the U.S., such as us, to comply with various corporate governance practices. In addition, Nasdaq has made certain changes to its corporate governance requirements for companies that are listed on the Nasdaq Global Market. These changes allow us to follow Australian “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards, as long as we disclose each requirement of Rule 5600 that we do not follow and describe the home country practice we follow in lieu of the relevant Nasdaq corporate governance standards. We intend to take all actions necessary to maintain compliance with applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, rules adopted by the SEC and listing standards of Nasdaq. We follow Australian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Marketplace Rules in respect of:

•

Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares—The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently two persons who are entitled to vote. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•

The Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present—The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meetings at which only independent directors are present, though the Recommendations encourage non-executive directors to consider the benefits of conferring periodically as a group without executives present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•

We have relied on and expect to continue to rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

•

The Nasdaq requirements under Rules 5605(d) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation and nomination committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson or publicly disclose that it has not done so. We have a Remuneration Committee that is consistent with the recommendations in the ASX Corporate Governance Principles and Recommendations and which we believe is appropriate and typical of generally accepted business practices in Australia. However, we do not have a nomination committee and do not expect to establish one in the next year.

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

D. Employees

As of June 30, 2025, Immutep had 51 employees, including 38 employed in research and development, 1 in intellectual property management and 12 in general management and administration. Of these 51 employees, 8 were located in Australia, 10 were located in France, 5 were located in Hungary, 1 was located in Poland, 1 in UK and 26 were located in Germany. As at the end of fiscal years 2024 and 2023 we had 44 and 41 employees, respectively. The number of employees increased by approximately 16% during fiscal year 2025.

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

The following table sets forth certain information as of October 7, 2025 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,471,920,338 ordinary shares issued and outstanding as of October 7, 2025.

	Number of Ordinary Shares
Name	Beneficially Owned		Percentage of Ownership
Dr Russell Howard	1,417,977		0.10%
Mr Pete Meyers	4,052,173		0.28%
Mr Marc Voigt	14,876,945	*	1.01%
Mr Marc Voigt	450	**	—
Ms Lis Boyce	256,621		0.02%
Ms Deanne Miller	3,067,305		0.21%
Prof. Frédéric Triebel	11,353,764		0.77%
Prof. Frédéric Triebel	170,610	***	0.01%

Mr Christian Mueller	3,774,048		0.26%
Dr Stephan Winckels	—		—

All directors and executive officers as a group (8 persons)	38,969,893		2.65%

*	This amount includes 85,250 ordinary shares held indirectly by Mr Marc Voigt via JP Morgan Nominees Australia Limited.
**	Held by Mr Marc Voigt in the form of 45 ADSs listed on the NASDAQ Global Market.
***	Held by Prof. Frédéric Triebel in the form of 17,061 ADSs listed on the NASDAQ Global Market.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the beneficial owners of 5% or more of our ordinary shares as of October 7, 2025 were: Regal Funds Management Pty Limited and its associates(“Regal”), The Bank of New York Mellon Corporation (“BNYM”), Insignia Financial Ltd (“Insignia”) and JPMorgan Chase & Co. and its affiliates(“JPMorgan”)].

On May 26, 2023, Insignia became a substantial holder with 5.19% of ownership of our ordinary shares. On June 8, 2023, Insignia increased its shareholding from 5.19% to 7.49% then increased to 8.97% on June 12, 2023. On September 20, 2024, Insignia further increased their shareholding from 8.97% to 10.16%.

On September 10, 2024, JPMorgan became a substantial holder with 5.10% of ownership of our ordinary shares. It ceased to be a substantial holder on September 24, 2024 and re-entered as a substantial holder with 5.01% of ownership on October 15, 2024. Again, it ceased to be a substantial holder on October 17, 2024 and re-entered as a substantial holder with 5.01% of ownership on November 1, 2024. On April 8, 2025, it increased their shareholding to 6.08%, but later on July 14, 2025, it reduced its shareholding to 5.05%. It ceased to be a substantial holder on July 22, 2025 and re-entered as a substantial holder with 5.04% of ownership on September 9, 2025.

On February 22, 2024, Perennial became a substantial holder with 5.00% of ownership of our ordinary shares. It ceased to be a substantial holder on March 7, 2024. On June 13, 2024, Perennial again became a substantial holder with 5.04% of ownership of our ordinary shares, and it ceased to be a substantial holder on July 21, 2025.

On February 13, 2024, Regal became a substantial holder with 5.46% of ownership of our ordinary shares. Regal further increased their shareholding to 7.40% on February 16, 2024, then increased to 8.51%, 9.57% and 10.59% on June 12, 2024, July 24, 2024 and September 20, 2024 respectively. On November 14, 2024, it further increased their shareholding to 11.79%; on April 29, 2025, its shareholding increased again to 12.81%. On June 26, 2025, Regal’s shareholding of our ordinary shares became 13.91%.

BNYM, as depositary of the ADR program, owned 14.50% of our ordinary shares as at October 18, 2024. BNYM has a relevant interest in 210,913,979 ordinary shares as depositary for Immutep Limited ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

As at June 30, 2022, 2023 and 2024, BNYM’s shareholding was 27.83%, 20.44% and 16.60% respectively. On July 2, 2024, it decreased its shareholding from 16.60 % to 15.54% and further decreased to 14.5% on October 16, 2024.

As of October 7, 2025, there were 13,375 holders of record of our ordinary shares, of which 9 holders, holding approximately 0.32% of our ordinary shares, had registered addresses in the United States and 2 registered holders of our ADRs. These numbers are not representative of the number of beneficial holders of our shares or ADRs nor are they representative of where such beneficial holders reside, as many of these ordinary shares and ADRs were held of record by brokers or other nominees.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B. Related Party Transactions

During fiscal years 2025, 2024 and 2023, there were no related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30 2025, 2024 and 2023 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia for each of the three years in the period ended June 30, 2025 is included therein immediately preceding the financial statements.

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

Directors’ Compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The upper limit of the aggregate fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Immutep.

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

Changes in Our Capital

Pursuant to the Listing Rules, our directors may in their discretion issue securities to persons who are not related parties of our company, without the approval of shareholders, if such issue, when aggregated with securities issued by our company during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. Subject to certain exceptions under the ASX Listing Rules, other allotments of securities require approval by an ordinary resolution of shareholders.

C. Material Contracts

In June 2024, we entered into our third and most important collaboration with MSD for our upcoming registrational Phase III trial in non-small cell lung cancer (1L NSCLC) called TACTI-004. In addition to working with us, MSD is also supplying KEYTRUDA for the trial. TACTI-004 is among the few global Phase III trials evaluating a combination therapy with KEYTRUDA that addresses almost the entire 1L NSCLC patient population eligible for anti-PD-(L)1 therapy. This is significant as KEYTRUDA became the world’s top-selling drug in 2023, and lung cancer was estimated to represent over 35% of KEYTRUDA’s $25 billion in sales in 2023. With positive feedback now received from multiple agencies and other stakeholders, we are planning to enroll the first patient into this ~750 patient trial in late 2024 or early 2025. Under the terms of the agreement, Immutep is the sponsor and is funding the clinical trial from its existing budget whilst MSD will provide pembrolizumab for the duration of the trial. The agreement will run for an indefinite term until final reports of the study have been completed. It includes customary termination and intellectual property provisions for a clinical collaboration agreement. The agreement also includes provisions for use of the clinical data to obtain regulatory approval of efti and to promote the drug with a relevant label indication.

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

The Australian foreign investment regime applies differently to ‘foreign government investors’ and ‘foreign persons’. Broadly, a foreign person means an individual not ordinarily resident in Australia or a corporation, trust or limited partnership in which: (i) a foreign person (alone or together with its associates) holds an interest of at least 20% in the entity or (ii) multiple foreign persons hold an aggregate interest of at least 40%. Broadly, an entity will be a ‘foreign government investor’ if (i) it is a foreign government or separate government entity, or (ii) a corporation, trust or unincorporated limited partnership in which an interest of at least 20% is held by foreign government investors from a single country or (iii) or an interest of at least 40% is held by foreign government investors from multiple countries.

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

Square, 264 George Street, Sydney, New South Wales 2000, Australia.

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

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	June 30, 2025		June 30, 2024
	USD	EUR	USD	EUR
Cash in bank	10,472,161	1,872,038	16,024,380	64,516,106
Short term investment	12,500,366	—
Forward contract	—	18,528,000
Trade and other receivables	—	—	27,456	5,439,790
Trade and other payables	(1,777,611)	(25,164)	(370,607)	(3,006,610)

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2025, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2025 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2025.

Our auditor, PricewaterhouseCoopers, an independent registered public accounting firm, has provided an attestation report on our internal control over financial reporting, which is included herein.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2025 and 2024.

	Fiscal 2025	Fiscal 2024
	A$	A$
Audit fees	736,373	661,381
Other audit-related services in relation to US regulatory filings	—	—
Total remuneration of PricewaterhouseCoopers Australia	736,373	661,381

Pre-Approval Policies and Procedures

Our Audit & Risk Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

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
The Policy aims to restrict our Personnel in possession of inside information from trading in our securities and ensure compliance with all applicable securities laws and listing standards. We have filed the Policy as Exhibit 11.1 to this Annual Report on Form 20-F.

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
Our IT administration staff consists of an IT Manager who has over 13 years of IT experience and our IT Assistant who has over 10 years of IT experience with a Master’s degree in Computer Applications. Together, our IT Manager and IT Assistant are responsible for assessing and managing cybersecurity risks on a day to day operational level. This includes monitoring unusual activity in the IT systems, managing user access controls, and ensuring that our systems are protected against security threats.
During the fiscal year ended June 30, 2025, we did not identify risks from cybersecurity incidents that materially affected or were reasonably likely to materially affect our business strategy, results of operations, or financial condition. While prior incidents (“phishing attacks” which have been recognised as such) have not had a material impact on us, future cybersecurity incidents or threats could have a material impact on our business, operations, and reputation.
Please refer to Item 1A, “Risk Factor,” in this annual report on Form 20-F, entitled “Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs,”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Immutep Limited

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Immutep Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Grant income
As described in Notes 1(e)(ii), 3(a) and 4 to the consolidated financial statements, the Company recognized grant income of $4.97 million for the year ended June 30, 2025. Grant income is earned by the Company from governments in Australia and France related to Australian Research and Development Rebates and France’s Credit d’Impôt Recherche and is recognized at fair value when there is reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Management applies judgment in determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.
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
October 24, 2025
We have served as the Company’s auditor since 2011.

IMMUTEP LIMITED
CONSOLIDATED BALANCE SHEETS
(in Australian dollars, except number of shares)

		June 30,
	Note	2025 A$	2024 A$
ASSETS
Current Assets
Cash and cash equivalents	7	67,408,215	161,790,147
Current receivables	8	9,868,388	7,350,296
Short-term investments	9	62,284,779	20,086,308
Other current assets	10	9,526,264	2,123,691
Derivative financial assets	11	9,242	—

Total Current Assets		149,096,888	191,350,442

Non-Current Assets
Plant and equipment	13	63,458	63,145
Intangibles	14	7,200,429	8,240,937
Right of use assets	20	506,023	616,578
Other non-current assets	12	116,636	1,308,179

Total Non-Current Assets		7,886,546	10,228,839

TOTAL ASSETS		156,983,434	201,579,281

Current Liabilities
Trade and other payables	16	10,634,558	9,562,165
Employee benefits	18	814,018	690,568
Convertible note liability	17	1,104,878	—
Lease liability	20	205,390	233,619

Total Current Liabilities		12,758,844	10,486,352

Non-Current Liabilities
Convertible note liability	17	—	960,763
Employee benefits	19	265,891	203,178
Lease liability	20	314,914	399,409
Provisions		8,422	7,837
Deferred tax liability	15	—	—

Total Non-Current Liabilities		589,227	1,571,187

TOTAL LIABILITIES		13,348,071	12,057,539

NET ASSETS		143,635,363	189,521,742

EQUITY
Contributed equity	21	544,731,830	542,105,187
Reserves	22	42,984,855	30,063,712
Accumulated losses	22	(444,081,322)	(382,647,157)

Equity attributable to the owners of Immutep Limited		143,635,363	189,521,742

TOTAL EQUITY		143,635,363	189,521,742

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2025 A$	2024 A$	2023 A$
Revenue
License revenue		—	—	—
Other income
Research material sales		59,709	119,089	191,721
Grant income		4,974,823	3,722,788	3,314,001
Net gain on foreign exchange		—	113,458	623,511
Fair value gain on financial assets		9,242	—	—
Net gain on fair value movement of warrants	4	—	—	131,896
Interest income		5,287,209	3,882,757	938,999
Miscellaneous		390	533	—

Total revenue and other income		10,331,373	7,838,625	5,200,128

Expenses
Research & development and intellectual property expenses	5	(61,410,533)	(41,546,724)	(36,257,187)
Corporate administrative expenses	5	(8,644,503)	(8,852,615)	(8,679,840)
Net Loss on foreign exchange		(1,529,309)	—	—
Finance costs		(37,078)	(30,594)	(20,401)
Net Changes in fair value of convertible note liability	17	(144,115)	(125,317)	(139,048)

Loss before income tax expense		(61,434,165)	(42,716,625)	(39,896,348)
Income tax expense	6	—	—	—

Loss after income tax expense for the year		(61,434,165)	(42,716,625)	(39,896,348)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		14,384,243	(1,421,191)	3,592,502

Other comprehensive income/(loss) for the year, net of tax		14,384,243	(1,421,191)	3,592,502

Total comprehensive loss for the year		(47,049,922)	(44,137,816)	(36,303,846)

Loss for the year is attributable to:
Owners of Immutep Limited		(61,434,165)	(42,716,625)	(39,896,348)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(47,049,922)	(44,137,816)	(36,303,846)

		Cents	Cents	Cents
Basic loss per share	32	(4.22)	(3.56)	(4.47)
Diluted loss per share	32	(4.22)	(3.56)	(4.47)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2025 A$	2024 A$	2023 A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(69,931,891)	(42,448,779)	(39,991,402)
Cash receipts from grant income and government incentives		4,155,360	3,762,716	3,655,807
Cash receipts from license revenue		—	—	—
Other income		46,039	199,249	82,319
Interest received		3,716,331	3,695,594	917,997
Income Tax paid		—	—	—
Payment for interest expenses		(35,545)	(30,009)	(20,541)

Net cash outflows used in operating activities	31	(62,049,706)	(34,821,229)	(35,355,820)

Cash flows related to investing activities
Proceeds from disposal of investments		50,523,621	—	—
Payments for plant and equipment	13	(45,769)	(29,215)	(82,735)
Payment for intangible	14	(225,414)	(903,154)	—
Acquisition of investments	9	(88,785,648)	(20,086,308)	—

Net cash outflows used in investing activities		(38,533,210)	(21,018,677)	(82,735)

Cash flows related to financing activities*
Proceeds from issue of shares		—	100,235,538	80,082,752
Share issue transaction costs payment		(254,455)	(4,883,467)	(3,848,741)
Principal elements of lease payments	20	(270,666)	(226,494)	(211,974)
Advance payment from shareholders for Entitlement Offer		—	54,493	—

Net cash inflows provided by (used in) financing activities		(525,121)	95,180,070	76,022,037

Net increase/(decrease) in cash and cash equivalents		(101,108,037)	39,340,164	40,583,481
Effect of exchange rate on cash and cash equivalents		6,726,105	(967,733)	2,839,106
Cash and cash equivalents at the beginning of the year		161,790,147	123,417,716	79,995,129

Cash and cash equivalents at the end of the year	7	67,408,215	161,790,147	123,417,716

*	Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in note 17 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in note 22 to the financial statements.
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in Australian dollars, except number of shares)

	Issued Equity	Reserves	Accumulated losses	Total equity
Consolidated	A$	A$	A$	A$
Balance at July 1, 2022	367,407,757	29,004,818	(302,335,209)	94,077,366
Other comprehensive income for the year, net of tax	—	3,592,502	—	3,592,502
Loss after income tax expense for the year	—	—	(39,896,348)	(39,896,348)

Total comprehensive income/(loss) for the year	—	3,592,502	(39,896,348)	(36,303,846)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	75,937,746	—	—	75,937,746
Conversion of Convertible Notes	1,045,012	(2,589,486)	2,301,025	756,551
Employee share-based payment	—	2,001,572	—	2,001,572
Exercise of vested performance rights	1,881,688	(1,881,688)	—	—

Balance at June 30, 2023	446,272,203	30,127,718	(339,930,532)	136,469,389

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2023	446,272,203	30,127,718	(339,930,532)	136,469,389
Other comprehensive income for the year, net of tax	—	(1,421,191)	—	(1,421,191)
Loss after income tax expense for the year	—	—	(42,716,625)	(42,716,625)

Total comprehensive income/(loss) for the year	—	(1,421,191)	(42,716,625)	(44,137,816)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	95,393,883	—	—	95,393,883
Conversion of Convertible Notes	—	—	—	—
Employee share-based payment	—	1,796,286	—	1,796,286
Exercise of vested performance rights	439,101	(439,101)	—	—

Balance at June 30, 2024	542,105,187	30,063,712	(382,647,157)	189,521,742

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2024	542,105,187	30,063,712	(382,647,157)	189,521,742
Other comprehensive income for the year, net of tax	—	14,384,243	—	14,384,243
Loss after income tax expense for the year	—	—	(61,434,165)	(61,434,165)

Total comprehensive income/(loss) for the year	—	14,384,243	(61,434,165)	(47,049,922)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	—	—	—	—
Conversion of Convertible Notes	—	—	—	—
Employee share based payment	—	1,163,543	—	1,163,543
Exercise of vested performance rights	2,626,643	(2,626,643)	—	—

Balance at June 30, 2025	544,731,830	42,984,855	(444,081,322)	143,635,363

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Australian dollars, unless otherwise noted)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organizations to bring innovative treatment options to market for patients.
Immutep has five product candidates based on the LAG-3 immune control mechanism in development, all with different mechanisms of action. Its lead in-house product candidate is eftilagimod alfa (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein, which is in later-stage clinical development for the treatment of cancer.
Immutep has a second in-house product candidate (IMP761) which is now in clinical development for the treatment of autoimmune disease, a third product candidate, IMP731, also known as GSK’781, which was licensed to GSK and has been returned to the Company and a fourth (IMP701, also known as LAG525) which is fully licensed to Novartis. Immutep is also developing a LAG-3 small molecule program.
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
Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Level 32, Australia Square, 264 George Street
Sydney NSW 2000
The financial statements were authorized for issue by the directors on October 24, 2025. The directors have the power to amend and reissue the financial statements.
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.
Whilst there were uncertainties from the outbreak of war in Ukraine, hostilities in the Middle East and macroeconomic factors, such as inflation and interest rates during the fiscal year ended June 30, 2025. These uncertainties have been incorporated into the judgements and estimates used by management in the preparation of this report, including the carrying values of the assets and liabilities, contracts and potential liabilities have been made, with no material impact to the consolidated financial statements.
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(ii) New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2025 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

( a)	AASB 2023-5 Amendments to Australian Accounting Standards – Lack of Exchangeability [AASB 1, AASB 121 & AASB 1060] (effective for annual periods beginning on or after 1 January 2025)
In October 2023, the AASB amended AASB 121 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.
(b) AASB 2024-2 Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments [AASB 7 & AASB 9] (effective for annual periods beginning on or after 1 January 2027)
On 29 July 2024, the AASB issued targeted amendments to AASB 9 and AASB 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•
add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
Immutep Limited does not expect these amendments to have a material impact on its operations or financial statements.
(c) AASB 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after 1 January 2027)
AASB 18 will replace AASB 101 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•
Although the adoption of AASB 18 will have no impact on the group’s results, the group expects that grouping items of income and expenses in the statement of comprehensive income into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

•
AASB 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognised, and the group is currently evaluating the need for change.

•
The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the Balance Sheet, the group will disaggregate goodwill and other intangible assets and present them separately in the Balance Sheet.

•
The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

•	management-defined performance measures;

•
a break-down of the nature of expenses for line items presented by function in the operating category of the statement of comprehensive income – this break-down is only required for certain nature expenses; and

•
for the first annual period of application of AASB 18, a reconciliation for each line item in the statement of comprehensive income between the restated amounts presented by applying AASB 18 and the amounts previously presented applying AASB 101.

•
From a cash flow statement perspective, there will be changes to how interest received, and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The group will apply the new standard from its mandatory effective date of 1 January 2027.
Retrospective application is required, and so the comparative information for the financial year ending 30 June 2027 will be restated in accordance with AASB 18.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Basis of preparation (continued)

(iii) New and amended standards adopted by the Group
The group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 July 2024:

•	AASB 2020-1 Amendments to Australian Accounting Standards – Classification of Liabilities a Current or Non-current [AASB 101]
The amendments listed above did not have any material impact on the amounts recogni
z
ed in prior periods and are not expected to significantly affect the current or future periods.
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
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss.

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
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. In the financial statements that include the foreign operation and the reporting entity (e.g. consolidated financial statements when the foreign operation is a subsidiary), such exchange differences shall be recogni
z
ed initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.
(e) Revenue recognition
Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time.
Revenue
is recognized for the major business activities of the Group as follows:
Revenue
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

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (
continued
)

(e) Revenue recognition (continued)
(i) License revenue (continued)

Variable consideration is only recognized as revenue when the related performance obligation is satisfied, and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognized in future periods.
Other income
(i) Grant income
Grants from the governments, including Australian Research and Development Rebates, and France’s Crédit d’Impôt Recherche, are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as grant income.
(ii) Research material sales
Income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognized at a point in time when the materials are delivered, the legal title has passed, and the other party has accepted the materials.
(i
ii
) Research collaboration income
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

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income tax (continued)

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
(g) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.
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
(j) Financial Instruments
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transaction costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

•
Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI). The Group holds derivative financial assets which have been classified as financial assets at fair value through profit or loss.

Impairment of financial assets
AASB 9 (IFRS 9) requires more forward-looking information to recognize expected credit losses—the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is being assessed using an expected credit loss model.
Classification and measurement of financial liabilities
The Group’s financial liabilities comprise trade and other payables, convertible notes and US warrant liabilities. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amorti
z
ed cost using the effective interest method except for convertible note and US warrants liabilities.
All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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
(iii) Goodwill
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amorti
z
ed, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
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

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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
Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value assets are recogni
z
ed on a straight-line basis as an expense in profit or loss. During the fiscal year ended June 30, 2025, the expense recogni
z
ed for short term leases was A$3,216 and the expense recogni
s
ed for low value leases was A$5,580.
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
The lease payments are discounted using an incremental borrowing rate (as the interest rate implicit in the lease cannot be readily determined) as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and is deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

NOTE 1
. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Leases (continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximi
z
e operational flexibility in terms of managing the assets used in the Group’s operations.
The Group does not provide residual value guarantees in relation to leases.
(t) Parent entity financial information
The financial information for the parent entity, Immutep Limited, disclosed in note 34 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries
As disclosed in note 34, non-current assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.
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
Management has set up a policy to manage the company’s exchange risk within the Group companies. The Group may hedges its foreign exchange risk exposure arising from future commercial transactions and recognized assets and liabilities using forward contracts or natural hedging.
The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically. The Group holds forward contract with major financial institutions. These instruments are classified as financial instruments at fair value through profit or loss in accordance with AASB 9. The forward contracts are measured at fair value through profit or loss (FVTPL). Changes in fair value are recogni
z
ed immediately in the consolidated statement of profit or loss.
For the year ended 30 June 2025, the Group recogni
z
ed a net gain of $9,242 (2024: $nil) arising from the change in fair value of forward exchange contracts not designated as hedging instruments. The fair value of the forward contract is determined using observable market inputs (Level 2 of the fair value hierarchy, as explained in
n
ote 2(d)(i)), including forward exchange rates and interest rate curves.
This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2024 and June 30, 2023.
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2025		June 30, 2024
	USD	EUR	USD	EUR
Cash in bank	10,472,161	1,872,038	16,024,380	64,516,106
Short term investment	12,500,366	—	—	—
Forward contract	—	18,528,000	—	—
Trade and other receivables	—	—	27,456	5,439,790
Trade and other payables	(1,777,611)	(25,164)	(370,607)	(3,006,610)
Sensitivity
Based on the financial assets and liabilities held at June 30, 2025, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $2,119,492 lower / $2,119,492 higher (2024 – $1,568,123 lower / $1,568,123 higher).
Based on the financial instruments held at June 30, 2025, had the Australian dollar weakened/ strengthened by 10% against the EURO with all other variables held constant, the Group’s post-tax loss for the year would have been $2,037,487 lower/ $2,037,487 higher (2024 – $6,694,929 lower/ $6,694,929 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post-tax loss will have an equivalent change to equity.
Currently the Group’s exposure to other foreign exchange movements is not material.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(b) Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, short term investments
and
receivables. Cash and cash equivalents and short term investments consist primarily of deposits with banks for only independently rated parties with a minimum rating of ‘A’ according to reputable ratings agencies. Receivables consist primarily of amounts recoverable from governments of Australia and France, where the risk of non-recoverability is minimal.
Further, the credit quality of cash and cash equivalents, short term investments and receivables are neither past due nor impaired and can be assessed by reference to external credit ratings:

	June 30, 2025	June 30, 2024
	$	$
Cash at bank and short-term bank deposits excluding restricted cash
Minimum rating of A	129,692,994	181,876,455
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call and short-term deposits which mature within three months from acquisition comprise of $67,408,215 (2024 – $161,790,147) that are expected to readily generate cash inflows for managing liquidity risk. Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
As outlined in
n
ote 3, the company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.
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

					Carrying
Contractual maturities of financial liabilities At June 30, 2025	Less than 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cash flows $	Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	10,634,558	—	—	10,634,558	10,634,558
Convertible note liability (refer note 17)	1,117,255	—	—	1,117,255	1,104,878
Lease liability	230,499	158,259	179,588	568,346	520,304

	11,982,312	158,259	179,588	12,320,159	12,259,740

NOTE 2
. FINANCIAL RISK MANAGEMENT (continued)

c) Liquidity risk (continued)

Contractual maturities of financial liabilities At June 30, 2024	Less than 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total contractual cash flows $	Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	9,562,165	—	—	9,562,165	9,562,165
Convertible note liability (refer note 17)	—	1,117,255	—	1,117,255	960,763
Lease liability	264,842	175,428	265,907	706,177	640,865

	9,827,007	1,292,683	265,907	11,385,597	11,163,793

(d) Fair value measurements
The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2025 and June 30, 2024 on a recurring basis:

At June 30, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	62,284,779	—	—	62,284,779
Derivative financial asset	—	9,242	—	9,242
Total financial assets	62,284,779	9,242	—	62,294,021
Financial Liabilities
Convertible note liability	—	—	1,104,878	1,104,878

Total financial liabilities	—	—	1,104,878	1,104,878

At June 30, 2024	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	20,086,308	—	—	20,086,308
Total financial assets	20,086,308	—	—	20,086,308
Financial Liabilities
Convertible note liability	—	—	960,763	960,763

Total financial liabilities	—	—	960,763	960,763

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

NOTE 2
. FINANCIAL RISK MANAGEMENT (continued)

(d) Fair value measurements (continued)

(ii) Fair value measurements using value techniques

•	Level 1: financial instruments consist of short-term deposits and level 2 consist of derivative financial asset.

•	Level 3: financial instruments consist of convertible notes. Refer to note 17 for details of fair value measurement.
(iii) Valuation inputs and relationships to fair value
The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair Value at June 30, 2025 $	Unobservable inputs	Range of inputs
Convertible note	1,104,878	Face Value	859,427
		Interest Rate of Note	3%
		Risk adjusted Interest rate	15%
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
(c) Liquidity
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2025, the Group holds cash and cash equivalents of $67,408,215 (2024: $161,790,147). As at 30 June 2025, the Group also holds bank term deposits totaling $62,284,779 (2024:$20,086,308), which have been recogni
z
ed as short-term investments (as opposed to “cash and cash equivalents”) due to having maturities of more than 3 months and less than 12 months.
In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months.

NOTE 3
. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

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
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Intellectual property represents the largest asset of the Group as at June 30, 2025 and the most significant asset given the current research and development phase of operations. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of the intellectual property. Refer to note 1(g).
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
(f) Fair value estimates of convertible note
Fair value estimation of convertible note is included in the notes 1(l) and notes 17 of the financial statements.

NOTE 4. SEGMENT REPORTING
Identification of reportable operating
segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information June 30, 2025	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	59,709	—	59,709
Grant income	4,974,823	—	4,974,823
Miscellaneous income	—	390	390
Net change on fair value movement	—	9,242	9,242
Interest income	—	5,287,209	5,287,209

Total revenue and other income	5,034,532	5,296,841	10,331,373

Result
Segment Result	(65,020,504)	3,586,339	(61,434,165)

Profit/(loss) before income tax expense	(65,020,504)	3,586,339	(61,434,165)

Income tax expense	—	—	—

Loss after income tax expense			(61,434,165)

Total segment assets	156,983,434	—	156,983,434

Total segment liabilities	13,348,071	—	13,348,071

Operating segment information June 30, 2024	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	119,089	—	119,089
Grant income	3,722,788	—	3,722,788
Net gain on fair value movement of warrants	—	—	—
Net gain on foreign exchange	—	113,458	113,458
Interest income	—	3,882,757	3,882,757

Total revenue and other income	3,841,877	3,996,215	7,838,092

Result
Segment Result	(46,556,929)	3,840,304	(42,716,625)

Profit/(loss) before income tax expense	(46,556,929)	3,840,304	(42,716,625)

Income tax expense	—	—	—

Loss after income tax expense			(42,716,625)

Total segment assets	201,579,281	—	201,579,281

Total segment liabilities	12,057,539	—	12,057,539

NOTE 4. SEGMENT REPORTING (continued)

Operating segment information June 30, 2023	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	191,721	—	191,721
Grant income	3,314,001	—	3,314,001
Net gain on fair value movement of warrants	—	131,896	131,896
Net gain on foreign exchange	—	623,511	623,511
Interest income	—	938,999	938,999

Total revenue and other income	3,505,722	1,694,406	5,200,128

Result
Segment Result	(41,431,305)	1,534,957	(39,896,348)
Profit/(loss) before income tax expense	(41,431,305)	1,534,957	(39,896,348)
Income tax expense	—	—	—

Loss after income tax expense			(39,896,348)

Total segment assets	147,448,990	—	147,448,990

Total segment liabilities	10,979,601	—	10,979,601

NOTE 5. EXPENSES

	Consolidated
	June 30, 2025 $	June 30, 2024 $	June 30, 2023 $
Breakdown of expenses by nature
Research and development*	49,778,916	31,472,063	28,793,385
Employee benefits expenses	10,772,257	8,824,161	6,527,725
Amortization of Intellectual property	2,086,441	1,964,566	1,821,865
Employee share-based payment expenses	1,163,543	1,796,286	2,001,572
Intellectual property management	1,642,847	1,127,029	974,025
Auditor’s remuneration	753,891	688,364	866,712
Depreciation	303,083	297,292	239,954
Other administrative expenses	3,554,058	4,229,578	3,711,789

Total Research & Development, Intellectual Property and Corporate & Administrative Expenses	70,055,036	50,399,339	44,937,027

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.

NOTE 6. INCOME TAX EXPENSE

Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Current tax
Current tax on profits for the fiscal year	—	—	—

Total current tax expense	—	—	—

Deferred income tax
Decrease in deferred tax assets	3,797,425	(1,730,865)	(2,326,468)
Decrease in deferred tax liabilities	(3,797,425)	1,730,865	2,326,468
Total deferred tax (benefit)/expense	—	—	—

Income tax expense	—	—	—

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Numerical reconciliation of income tax expense to prima facie tax expense
Loss before income tax expense	(61,434,165)	(42,716,625)	(39,896,348)
Tax at the Australian tax rate of 25% (2024 & 2023:25%)	(15,358,541)	(10,679,156)	(9,974,087)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	290,886	449,072	500,393
Other non-deductible expenses	518,807	31,997	332,523
Non-assessable income	(1,252,948)	(930,697)	(828,500)
Deductible capital listing fee	(675,897)	(834,683)	(507,561)
Adjustment of current tax for prior period	—	—	—
Difference in overseas tax rates*	9,520,599	6,542,761	5,442,226

	(6,957,094)	(5,420,706)	(5,035,006)

Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	6,957,094	5,420,706	5,035,006

Income tax expense**	—	—	—

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for fiscal year 2025, 2024 and 2023.
**	Income tax expense relates to tax payable for the Immutep subsidiary in the United States.

NOTE 6. INCOME TAX EXPENSE (continued)

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Deferred tax assets for tax losses not recognized comprises:
Unused tax losses for which no deferred tax asset has been recognized	399,133,050	310,330,626	221,070,595

Total deferred tax assets for tax losses not recognized	61,624,110	58,586,607	42,042,046

The above potential tax benefit for tax losses has not been recognized in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2025 was $399,133,050 (2024: $310,330,626, 2023: 221,070,595). Utilization of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilize the losses.
NOTE 7. CASH AND CASH EQUIVALENTS

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Cash on hand	286	286
Cash at bank	50,149,959	94,932,968
Restricted cash	—	—
Cash on deposit	17,257,970	66,856,893

	67,408,215	161,790,147

The above cash and cash equivalent are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from 0 % to 4.2% in 2025 (0 % to 4.8% in 2024).
NOTE 8. CURRENT RECEIVABLES

	Consolidated
	June 30, 2025 A$	June 30, 202 4 A$
GST and VAT receivables	1,691,579	1,251,385
Receivable for grant income	8,169,349	6,093,669
Accounts receivables	7,460	5,242

	9,868,388	7,350,296

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2025. No receivables were impaired or past due.
NOTE 9. SHORT-TERM INVESTMENTS

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Term Deposits	62,284,779	20,086,308

	62,284,779	20,086,308

The above short-term investments are held in AUD, USD and EUR. Term deposits are presented as short-term investments if they have a maturity of more than 3 months and not more than 12 months from the date of acquisition. The interest rates on these deposits range from 2.45% to 5 % in financial year 2025 (2024: 5% to 5.41%).

NOTE 10. OTHER CURRENT ASSETS

	Consolidated
	June 30, 2025	June 30, 2024
	A$	A$
Prepayments*	8,521,495	1,904,467
Security deposit	12,639	10,988
Accrued income	992,130	208,236
	9,526,264	2,123,691

*	Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.
NOTE 11. DERIVATIVE FINANCIAL ASSET

Currency Pair	Notional Amount	Contract rate	Maturity	Fair Value Gain/(Loss)
EUR/AUD	EUR 10,218,192	0.5515	28 Apr 2026	9,242

The Group holds structured foreign currency deposits via foreign currency forward contracts to manage exposure to exchange rate fluctuations. These deposits offer enhanced returns linked to the performance of specified currency pairs and may include embedded derivative features. These derivatives are not designed in hedge relationships and are therefore classified as non-hedging and are measured at f air
value.
NOTE 12. OTHER NON-CURRENT ASSETS

	Consolidated
	June 30, 2025	June 30, 2024
	A$	A$
Prepayments*	89,720	1,284,129
Security deposit	26,916	24,050
	116,636	1,308,179

*	Prepayments are largely in relation to prepaid expenses to organizations involved in the clinical trials.

NOTE 13. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

	Plant and Equipment	Computers	Furniture and Fittings	Total
At June 30, 2023	A$	A$	A$	A$
Cost or fair value	506,059	182,397	39,394	727,850
Accumulated depreciation	(454,288)	(158,004)	(32,414)	(644,706)

Net Book amount	51,771	24,393	6,980	83,144

Fiscal Year ended June 30, 2024
Opening net book amount	51,771	24,393	6,980	83,144
Exchange differences	(540)	(34)	(40)	(614)
Additions	—	24,966	4,249	29,215
Disposals	—	(41)	—	(41)
Depreciation charges	(23,950)	(19,820)	(4,789)	(48,559)

Closing net book amount	27,281	29,464	6,400	63,145

At June 30, 2024
Cost or fair value	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

Fiscal Year ended June 30, 2025
Opening net book amount	27,281	29,464	6,400	63,145
Exchange differences	1,756	1,595	359	3,710
Additions	25,104	20,665	—	45,769
Disposals	(1,193)	—	—	(1,193)
Depreciation charge	(22,764)	(19,591)	(5,618)	(47,973)

Closing net book amount	30,184	32,133	1,141	63,458

At June 30, 2025
Cost or fair value	532,006	230,125	44,240	806,371
Accumulated depreciation	(501,822)	(197,992)	(43,099)	(742,913)

Net book amount	30,184	32,133	1,141	63,458

NOTE 14. NON-CURRENT ASSETS – INTANGIBLES

	Intellectual Property Assets	Goodwill	Total
At June 30, 2023	A$	A$	A$
Cost or fair value	25,816,589	109,962	25,926,551
Accumulated amortization	(16,436,329)	—	(16,436,329)

Net Book amount	9,380,260	109,962	9,490,222

Fiscal Year ended June 30, 2024
Opening net book amount	9,380,260	109,962	9,490,222
Exchange differences	(187,873)	—	(187,873)
Additions	903,154	—	903,154
Amortization charge	(1,964,566)	—	(1,964,566)

Closing net book amount	8,130,975	109,962	8,240,937

At June 30, 2024
Cost or fair value	26,094,543	109,962	26,204,505
Accumulated amortization	(17,963,568)	—	(17,963,568)

Net book amount	8,130,975	109,962	8,240,937

Fiscal Year ended June 30, 2025
Opening net book amount	8,130,975	109,962	8,240,937
Exchange differences	820,519	—	820,519
Additions	225,414	—	225,414
Amortization charge	(2,086,441)	—	(2,086,441)

Closing net book amount	7,090,467	109,962	7,200,429

At June 30, 2025
Cost or fair value	29,416,552	109,962	29,526,514
Accumulated amortization	(22,326,085)	—	(22,326,085)

Net book amount	7,090,467	109,962	7,200,429

(i) Amortization methods and useful lives
The Group amortizes intangible assets with a limited useful life using the straight-line method.
The Group amorti
z
es intellectual property assets using the straight-line method over a 13-14 year period.
The Group’s intellectual property assets includes patents related to its LAG-3 product
candidates.
NOTE 15. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Employee benefits	132,933	110,314
Accruals	265,728	226,174
Unrealized exchange (gain)/loss	—	1,085,910
Unused tax loss	5,038,789	217,627
Set-off of deferred tax liabilities pursuant to set-off provisions	(5,437,450)	(1,640,025)

Net Deferred tax assets	—	—

NOTE 15. DEFERRED TAX BALANCES (continued)

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

	Consolidated
	June 30, 2025 $	June 30, 2024 $
Intangible assets	681,933	1,637,234
Unrealized exchange gain	4,688,663	—
Accrued income	66,854	2,791

Total deferred tax liabilities	5,437,450	1,640,025
Set-off of deferred tax liabilities pursuant to set-off provisions	(5,437,450)	(1,640,025)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

	Deferred Tax Asset	Deferred Tax Liability	Total
Movements	$	$	$
At June 30, 2024	1,640,025	(1,640,025)	—
(Charged)/credited to profit or loss	3,797,425	(3,797,425)	—

At June 30, 2025	5,437,450	(5,437,450)	—

NOTE 16. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	June 30, 2025 $	June 30, 2024 $
Trade payables	5,533,659	3,790,216
Accruals	4,653,950	5,343,241
Other payables	446,949	428,708

	10,634,558	9,562,165

NOTE 17. CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2025 $	June 30, 2024 $
Current liabilities	1,104,878	—
Non-current liabilities	—	960,763

Total convertible note liabilities	1,104,878	960,763

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Convertible note at fair value at beginning of reporting period	960,763	835,446
Net change in fair value	144,115	125,317
Transfer to contributed equity on conversion of Convertible Notes	—	—
Transfer to accumulated losses on conversion of Convertible Notes	—	—

Convertible note at fair value at end of reporting period	1,104,878	960,763

NOTE 17. CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.
The 13,750,828 Convertible Notes issued in 2015 have a face value of $1.00 per note which are exercisable at a price of approximately $0.15 per share (adjusted for post share consolidation and anti-dilution clause), mature on August 4, 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into ordinary shares of the Company (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.
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
During FY2021, 75% of the Convertible Notes were converted to ordinary shares. These occurred in
three tranches of 25% each between March 2021 and June 2021. During FY2022, a further 12.5% of the original Convertible Notes were converted to ordinary shares in March 2022. During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022. At the reporting date, 6.25% of the original Convertible Note balance remains outstanding. The outstanding notional amount of the Convertible Notes (including the accrual of 3% p.a interest) as at June 30, 2025 was $1,114,944, which can be converted into 7,432,958 ordinary shares at an conversion price of $0.15 per share if Ridgeback elects to convert the Convertible Notes into ordinary shares.
On 18 July 2025, the remaining 6.25% of the Convertible Notes were all converted to 7,441,304 ordinary shares at conversion price of $0.15 per share in accordance with the terms of the subscription agreement.

NOTE 17. CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

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
847,600 warrants with an exercise price of A$0.24 per share were net settled on
18 July 2025
; 33,904 ordinary shares were issued.
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

NOTE 17. CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4 million, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognized as equity. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2 (IFRS 2).
After initial recognition, there were six subsequent conversions of convertible notes in total as follows and of which one conversion happened subsequent to the year ended 30 June 2025:
Conversion of 3,437,707 convertible notes on March 18, 2021 (25%)
Conversion of 3,437,707 convertible notes on May 14, 2021 (25%)
Conversion of 3,437,707 convertible notes on June 7, 2021 (25%)
Conversion of 1,718,853 convertible notes on March 14, 2022 (12.5%)
Conversion of 859,427 convertible notes on October 14, 2022 (6.25%)
Conversion of 859,427 convertible notes on July 18, 2025 (6.25%)
859,427
convertible notes (i.e., 6.25% of the initial convertible notes) remained outstanding as at June 30, 2025, each with a face value of A$
1.00
. The liability component of the convertible note has been measured at fair value as required by AASB 2 (IFRS 2) – Share-based Payments.

	Note - Liability A$	Conversion feature - Equity A$
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,274,757	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at June 30, 2025	1,104,878	2,589,486

NOTE 18. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Annual leave	814,018	690,568

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as
current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
NOTE 19. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Long service leave	230,441	179,603
Provision for retirement payment	35,450	23,575

	265,891	203,178

NOTE 20. LEASES
The consolidated balance sheet shows the following amounts relating to leases:

Right-of-use Assets	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Buildings	506,023	616,578

	506,023	616,578

Lease Liabilities	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Current	205,390	233,619

Non-current	314,914	399,409

Balance at June 30, 2025	520,304	633,028

The recognised ROU assets are comprised solely of property leases in Germany and France. Movements during the fiscal years June 30, 2025 and June 30, 2024 are as follows:

ROU asset	A$
Opening balance of ROU asset as at July 1, 2023	385,369
Lease addition and modification for the fiscal year ended June 30, 2024	491,901
Lease disposals for the financial year ended June 30, 2024	(8,145)
Depreciation for the fiscal year ended June 30, 2024	(248,764)
Foreign exchange differences	(3,783)
Closing balance of ROU asset as at June 30, 2024	616,578
Opening balance of ROU asset as at July 1, 2024	616,578
Lease addition and modification for the fiscal year ended June 30, 2025	138,563
Lease disposals for the financial year ended June 30, 2025	—
Depreciation for the fiscal year ended June 30, 2025	(255,110)
Foreign exchange differences	5,992
Closing balance of ROU asset as at 30 June 2025	506,023
For the fiscal years June 30, 2025 and June 30, 2024, movement of lease liabilities and aging presentation are as follows:

Lease Liabilities Reconciliation	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Opening Balance	633,028	392,822
Lease additions and modifications	130,405	482,717
Interest charged for the year	36,283	30,272
Disposals	—	(8,145)
Principal paid for the year	(270,666)	(226,494)
Interest expense paid for the year	(36,759)	(30,328)
Foreign exchange adjustments	28,013	(7,816)

Closing Balance	520,304	633,028

NOTE 20. LEASES (continued)

Maturities of Lease Liabilities
The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Lease Liabilities	Less than 1 year $	Between 1 and 2 years $	Between 2 and 5 years $	Over 5 years $	Total contractual cash flows $	Carrying amount $
2025	230,499	158,259	179,588	—	568,346	520,304
2024	264,842	175,428	265,907	—	706,177	633,028
NOTE 21. CONTRIBUTED
EQUITY

		Consolidated
	Note	June 30, 2025 A$	June 30, 2024 A$
Fully paid ordinary shares	21(a)	535,069,876	532,443,233
Options over ordinary shares – listed		9,661,954	9,661,954

		544,731,830	542,105,187

(a) Ordinary Shares

		June 30, 2025		June 30, 2024
	Note	No.	A$	No.	A$
At the beginning of reporting period		1,452,612,290	532,443,233	1,187,306,209	436,610,249
Shares issued during the year	21(b)	—	—	263,777,731	100,235,538
Transaction costs relating to share issues		—	—	—	(4,841,655)
Exercise of performance rights (shares issued during the year)	21(b)	7,777,285	2,626,643	1,528,350	439,101
Conversion of Convertible Notes (shares issued during the period)		—	—	—	—

At reporting date		1,460,389,575	535,069,876	1,452,612,290	532,443,233

NOTE 21. CONTRIBUTED EQUITY (continued)

(b) Shares issued

2025 Details	Number	Issue Price A$	Total A$
Performance rights exercised (transfer from share-based payment reserve)	7,777,285	0.34	2,626,643

	7,777,285		2,626,643

2024 Details	Number	Issue Price A$	Total A$
Share issued under Retail Entitlement Offer	28,063,871	0.38	10,664,271
Shares issued under Institutional Placement	235,713,860	0.38	89,571,267
Performance rights exercised (transfer from share-based payment reserve)	1,528,350	0.29	439,101

	265,306,081		100,674,639

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
Unlisted Options

Expiration Date	Exercise Price	Number
August 4, 2025	$0.24	847,600

Total		847,600

Share buy-back
There is no current on-market share buy-back.
Capital risk management
The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

NOTE 21. CONTRIBUTED EQUITY (continued)

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
NOTE 22. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	2,589,486
Foreign currency translation reserve	16,807,559	2,423,316
Share-based payment reserve	4,471,605	5,934,705

	42,984,855	30,063,712

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve:
Opening balance	2,589,486	2,589,486
Transfer to accumulated losses on conversion of Convertible Notes	—	—
Transfer to contributed equity on conversion of Convertible Notes	—	—

Ending balance	2,589,486	2,589,486

Movement in foreign currency translation reserve were as follows:
Opening balance	2,423,316	3,844,507
Currency translation differences arising during the year	14,384,243	(1,421,191)

Ending balance	16,807,559	2,423,316

Movement in share-based payment reserve were as follows
Opening balance	5,934,705	4,577,520

Option and Performance rights expensed during the year	1,163,543	1,796,286

Exercise of vested performance rights transferred to contributed equity	(2,626,643)	(439,101)

Ending balance	4,471,605	5,934,705

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(382,647,157)	(339,930,532)

Net loss for the year	(61,434,165)	(42,716,625)

Conversion of Convertible Notes*	—	—

Ending Balance	(444,081,322)	(382,647,157)

*	The contribution of conversion of convertible notes to accumulated losses is nil (FY2024: $nil).
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

NOTE 23. DIVIDENDS
There were no dividends paid or declared during the current or previous fiscal year.
NOTE 24. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Short-term employee benefits	3,401,189	2,656,821	1,471,671
Long-term employee benefits	17,028	3,861	11,967
Post-employment benefits	81,223	66,891	54,548
Share-based payments	905,305	1,259,571	1,380,074

	4,404,745	3,987,144	2,918,260

(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
There were no options provided as remuneration during the fiscal years June 30, 2025, June 30, 2024 and June 30, 2023.
(ii)
Shareholding
The numbers of shares in the company held during the financial year by each director of and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

June 30, 2025	Balance at start of the fiscal year		Received during the fiscal year on exercise of performance rights		Received during the fiscal year on the exercise of options	Other changes during the fiscal year #	Balance at end of the fiscal year
Ordinary shares
Dr Russell Howard	1,113,207		304,770		—	—	1,417,977
Mr Pete Meyers	3,274,395		388,889		—	—	3,663,284
Mr Marc Voigt	11,247,445		2,400,000		—	29,500	13,676,945
Dr Frédéric Triebel	8,653,764		1,800,000		—	—	10,453,764
Ms A Anderson	—		—		—	—	—
Dr F Vogl	—		—		—	—	—
Mr Christian Mueller	2,840,715	*	466,667	*	—	—	3,307,382
Ms Lis Boyce	—		256,621		—	—	256,621
Ms Deanne Miller	2,067,305		1,200,000		—	(800,000)	2,467,305

Total ordinary shares	29,196,831		6,816,947		—	(770,500)	35,243,278

ADSs
Mr Marc Voigt	45		—		—	—	45
Dr Frédéric Triebel	17,061		—		—	—	17,061
Total ADSs	17,106		—		—	—	17,106

#	Other changes during the year includes on market acquisitions and/or disposals.
*	Shares held before being appointed as key management personnel.

NOTE 24. KEY MANAGEMENT
PERSONNEL
DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

June 30, 2024	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year #	Balance at end of the fiscal year
Ordinary shares
Dr Russell Howard	1,113,207	—	—	—	1,113,207
Mr Pete Meyers	2,774,395	500,000	—	—	3,274,395
Mr Marc Voigt	11,247,445	—	—	—	11,247,445
Dr Frédéric Triebel	8,653,764	—	—	—	8,653,764
Ms A Anderson	—	—	—	—	—
Dr F Vogl	—	—	—	—	—
Ms Lis Boyce	—	—	—	—	—
Ms Deanne Miller	3,267,305	—	—	(1,200,000)	2,067,305

Total ordinary shares	27,056,116	500,000	—	(1,200,000)	26,356,116

ADSs
Mr Marc Voigt	45	—	—	—	45
Dr Frédéric Triebel	17,061	—	—	—	17,061
Total ADSs	17,106	—	—	—	17,106

#	Other changes during the year includes on market acquisitions and/or disposals

June 30, 2023	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year#		Balance at end of the fiscal year
Ordinary shares
Dr Russell Howard	1,000,000	113,207	—	—		1,113,207
Mr Pete Meyers	2,274,395	500,000	—	—		2,774,395
Mr Marc Voigt	8,847,445	2,400,000	—	—		11,247,445
Dr Frédéric Triebel	7,753,764	900,000	—	—		8,653,764
Ms Lucy Turnbull	3,284,126	92,966	—	(3,377,092	)*	—
Ms Lis Boyce	—	—	—	—		—
Ms Deanne Miller	2,767,305	600,000	—	(100,000	)#	3,267,305

Total ordinary shares	25,927,035	4,606,173	—	(3,477,092)		27,056,116

ADSs
Mr Marc Voigt	45	—	—	—		45
Dr Frédéric Triebel	17,061	—	—	—		17,061
Total ADSs	17,106	—	—	—		17,106

#	Other changes during the year includes on market acquisitions and/or disposals
*	This change during the year represents derecognition due to the cessation of the director’s position

NOTE 24. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

(iii) Option holdings
There were no options holdings held and no movements during the fiscal years 2025, 2024 and 2023.
(iv) Performance rights holdings
The number of performance rights over ordinary shares in the parent entity held during the year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below.

June 30, 2025	Balance at start of the fiscal year		Granted		Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	404,770		—		(304,770)	—	100,000	—	100,000
Mr Pete Meyers	1,166,667		—		(388,889)	—	777,778	—	777,778
Mr Marc Voigt	3,600,000		3,600,000		(2,400,000)	—	4,800,000	—	4,800,000
Dr Frédéric Triebel	2,700,000		2,700,000		(1,800,000)	—	3,600,000	—	3,600,000
Ms Anne Anderson	—		—		—	—	—	—	—
Ms Lis Boyce	589,955		—		(256,621)	—	333,334	—	333,334
Ms Deanne Miller	1,800,000		1,800,000		(1,200,000)	—	2,400,000	—	2,400,000
Mr Christian Mueller	933,333	*	1,400,000	*	(466,667)*	—	1,866,666	—	1,866,666

Dr Florian Vogl	1,343,856		—		—	(1,343,856)	—	—	—

	12,538,581		9,500,000		(6,816,947)	(1,343,856)	13,877,778	—	13,877,778

*	Performance rights held before being appointed as key management personnel

June 30, 2024	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	226,414	178,356	—	—	404,770	141,563	263,207
Mr Pete Meyers	1,666,667	—	(500,000)	—	1,166,667	—	1,166,667
Mr Marc Voigt	3,600,000	—	—	—	3,600,000	1,200,000	2,400,000
Dr Frédéric Triebel	2,700,000	—	—	—	2,700,000	900,000	1,800,000
Ms Anne Anderson	—	—	—	—	—	—	—
Ms Lis Boyce	—	589,955	—	—	589,955	89,954	500,001
Ms Deanne Miller	1,800,000	—	—	—	1,800,000	600,000	1,200,000
Dr Florian Vogl	—	1,343,856	—	—	1,343,856	—	1,343,856

	9,993,081	2,112,167	(500,000)	—	11,605,248	2,931,517	8,673,731

NOTE 24. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(b) Equity instrument disclosures relating to key management personnel (continued)

June 30, 2023	Balance at Start of the fiscal year	Granted	Exercised	Other Changes		Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	339,621	—	(113,207)	—		226,414	—	226,414
Mr Pete Meyers	1,000,000	1,166,667	(500,000)	—		1,666,667	—	1,666,667
Mr Marc Voigt	6,000,000	—	(2,400,000)	—		3,600,000	—	3,600,000
Dr Frédéric Triebel	3,600,000	—	(900,000)	—		2,700,000	—	2,700,000
Ms Lucy Turnbull	—	457,832	(92,966)	(364,866	)*	—	—	—
Ms Lis Boyce	—	—	—	—		—	—	—
Ms Deanne Miller	2,400,000	—	(600,000)	—		1,800,000	—	1,800,000

	13,339,621	1,624,499	(4,606,173)	(364,866)		9,993,081	—	9,993,081

*	The change during the year represents derecognition due to the cessation of the director’s position.
NOTE 25. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	736,373	661,381	789,291
Other audit and assurance services in relation to regulatory filings overseas	—	—	77,421
Other auditors
Audit of the local statutory accounts overseas	17,518	26,983	—

Total remuneration	753,891	688,364	866,712

NOTE 26. CONTINGENT LIABILITIES
There were no material contingent liabilities in existence at June 30, 2025 and June 30, 2024.
NOTE 27. COMMITMENTS FOR EXPENDITURE
There were no material commitments for expenditure in existence at June 30, 2025 and June 30, 2024.
NOTE 28. RELATED PARTY TRANSACTIONS
Parent entity
Immutep Limited is the parent
entity
.
Subsidiaries
Interests in subsidiaries are set out in note 29.
Key management personnel
Disclosures relating to key management personnel are set out in note 24 and 33.

NOTE 28. RELATED PARTY TRANSACTIONS (continued)

Transactions with related parties
There is no transaction occurred with related parties for fiscal year ended June 30, 2025 and June 30, 2024, other than the payment of Directors’ fees.
Receivable from and payable to related parties
There were no trade receivables from or trade payables due to related parties at the reporting date.
Loans to/from related parties
There were no loans to or from related parties at the reporting date.
NOTE 29. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2025%	June 30, 2024%
Immutep US., Inc	United States	100.00	100.00
PRR Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00
NOTE 30. EVENTS OCCURRING AFTER THE REPORTING DATE
On 18 July 2025, US-based Ridgeback Capital Investments L.P. exercised its last remaining convertible notes and warrants in the Company. The conversion of the remaining convertible notes resulted in the issuance of 7,441,304 ordinary shares. The exercise of 847,600 warrants was net settled and resulted in the issuance of 33,904 ordinary shares.
No other matter or circumstance has arisen since 30 June 2025, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.

NOTE 31. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Loss after income tax expense for the year	(61,434,165)	(42,716,625)	(39,896,348)
Adjustments for:
Depreciation and amortization	2,389,524	2,261,858	2,061,819
Loss on disposal of plant and equipment	1,186	41	1,427
Share-based payments	1,163,543	1,796,286	2,001,572
Changes in fair value of US investor warrants	—	—	(131,896)
Net exchange difference	3,165,899	(283,057)	(296,038)
Net change in fair value of convertible note liability	144,115	125,317	139,048
Net change in fair value of forward contract	(9,242)	—	—
Change in operating assets and liabilities:
Decrease/ (Increase) in current receivables	(2,518,092)	601,765	(1,607,705)
Decrease/ (Increase) in other operating assets	(6,211,030)	2,688,608	(1,152,563)
Increase in trade and other payables	1,072,393	537,565	3,272,412
Increase in employee benefits provision	186,163	167,013	252,452

Net cash used in operating activities	(62,049,706)	(34,821,229)	(35,355,820)

NOTE 32. EARNINGS PER
SHARE

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Loss after income tax attributable to the owners of Immutep Limited	(61,434,165)	(42,716,625)	(39,896,348)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	1,455,818,442	1,201,061,930	892,399,810
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	1,455,818,442	1,201,061,930	892,399,810

	Cents	Cents	Cents
Basic earnings per share	(4.22)	(3.56)	(4.47)
Diluted earnings per share	(4.22)	(3.56)	(4.47)

NOTE 32. EARNINGS PER SHARE (continued)

Information concerning other notes and options issued:
The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2025 Number	June 30, 2024 Number	June 30, 2023 Number
Unlisted options*	847,600	847,600	847,600
Convertible notes	7,432,958	7,261,072	6,646,432

Non-executive director performance rights	1,211,112	2,161,392	1,937,065
Performance rights	16,237,064	13,870,535	12,130,033

**	This is related to warrant associated with convertible notes, please refer to note 17 for more details.
On November 5, 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.
NOTE 33. SHARE-BASED PAYMENTS
a) Executive Incentive Plan (EIP)
Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2024 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.
As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of attracting and retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 3.69 years.
Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:
Fiscal year ended June 30, 2025

Grant date	Fair Value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 26, 2021	0.490	3,600,000	—	(2,400,000)	—	1,200,000	—
November 26, 2021	0.490	4,500,000	—	(3,000,000)	—	1,500,000	—
November 26, 2021	0.490	1,933,333	—	(966,667)	—	966,666	—
December 16, 2022	0.330	1,112,334	—	—	—	1,112,334	834,250
January 31, 2024	0.350	1,343,856	—	—	(1,343,856)	—	—
January 31, 2024	0.350	1,381,012	—	(460,338)	(662,610)	258,064	—
November 22, 2024	0.305	—	2,700,000	—	—	2,700,000	—
November 22, 2024	0.305	—	3,600,000	—	—	3,600,000	—
November 22, 2024	0.305	—	3,200,000	—	—	3,200,000	—
December 5, 2024	0.310	—	1,700,000	—	—	1,700,000	—

Total		13,870,535	11,200,000	(6,827,005)	(2,006,466)	16,237,064	834,250

The weighted
 average share price on the exercising date during the financial year 2025 is $
0.284
.

NOTE 33. SHARE-BASED PAYMENTS (continued)

(a) Executive Incentive Plan (EIP) (continued)

Fiscal year ended June 30, 2024

	$		$		$		$		$		$		$
Grant date	Fair Value		Balance at start of the fiscal year Number		Granted during the fiscal year Number		Exercised during the fiscal year Number		Lapsed during the fiscal year Number		Balance at end of the fiscal year Number		Vested and exercisable at end of the fiscal year Number
October 1, 2021		0.550		17,699		—		(17,699)		—		—		—
November 26, 2021		0.490		3,600,000		—		—		—		3,600,000		1,200,000
November 26, 2021		0.490		4,500,000		—		—		—		4,500,000		1,500,000
November 26, 2021		0.490		2,900,000		—		(966,667)		—		1,933,333		—
December 16, 2022		0.330		1,112,334		—		—		—		1,112,334		556,167
January 31, 2024		0.350		—		1,343,856		—		—		1,343,856		—
January 31, 2024		0.350		—		1,381,012		—		—		1,381,012		—

Total				12,130,033		2,724,868		(984,366)		—		13,870,535		3,256,167

The weighted average share price on the exercising date during the financial year 2024 is $0.285.
Fiscal year ended June 30, 2023

	$		$		$		$		$		$		$
Grant date	Fair value		Balance at start of the fiscal year Number		Granted during the fiscal year Number		Exercised during the fiscal year Number		Lapsed during the fiscal year Number		Balance at end of the fiscal year Number		Vested and exercisable at end of the fiscal year Number
October 3, 2019		0.260		1,500,000		—		(1,500,000)		—		—		—
November 1, 2019		0.280		2,400,000		—		(2,400,000)		—		—		—
January 2, 2020		0.260		1,400,000		—		(1,400,000)		—		—		—
October 2, 2020		0.235		263,502		—		(263,502)		—		—		—
October 1, 2021		0.550		206,404		—		(188,705)		—		17,699		—
November 26, 2021		0.490		3,600,000		—		—		—		3,600,000		—
November 26, 2021		0.490		4,500,000		—		—		—		4,500,000		—
November 26, 2021		0.490		2,900,000		—		—		—		2,900,000		—
December 16, 2022		0.330		—		1,112,334		—		—		1,112,334		—

Total				16,769,906		1,112,334		(5,752,207)		—		12,130,033		—

The weighted average share price
on
the exercising date during the financial year 2023 is $0.24.

NOTE 33. SHARE-BASED PAYMENTS (continued)

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
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2025 included:

	$		$
Grant date	December 5, 2024		November 22, 2024
Share price at grant date		$0.31		$0.305
Expected price volatility of the Company’s shares		63%		63%
Expected dividend yield		Nil		Nil
Risk-free interest rate		3.88%		4.2%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2024 included:

	$		$
Grant date	June 30, 2024*		January 31, 2024
Share price at grant date		$0.295		$0.35
Expected price volatility of the Company’s shares		62%		58%
Expected dividend yield		Nil		Nil
Risk-free interest rate		4.19%		3.68%

*
3,147,952 performance rights due to vest on October 1, 2024, 3,147,952 performance rights due to vest on October 1, 2025 and 447,952 performance rights due to vest on October 1, 2026 have not met the definition of grant date under AASB 2 (IFRS 2)- Share Based payments. Accordingly, the share-based expense recogni
z
ed was using an estimate of the grant date fair value at June 30, 2024. The value will be re-assessed at each reporting date until grant date has been identified. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the financial year 2024 and no option was granted during the year ended June 30, 2024.

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2023 included:

Grant date	June 30, 2023*
Share price at grant date	$0.275
Expected price volatility of the Company’s shares	60%
Expected dividend yield	Nil
Risk-free interest rate	3.40%

*
2,700,000 performance rights due to vest on October 1, 2024 and 2,700,000 performance rights due to vest on October 1, 2025 have not met the definition of grant date under AASB 2(IFRS2) - Share Based payments. Accordingly, the share-based expense recogni
z
ed was using an estimate of the grant date fair value at June 30, 2023. The value will be re-assessed at each reporting date until grant date has been identified. For all tranches, the vesting conditions consist of service-based vesting conditions subject to certain defined corporate Key Performance Indicators (KPIs). The performance rights will expire, if not exercised, five years from the date of issue. There are no outstanding options under EIP at the beginning of the fiscal year 2023 and no option was granted during the year ended June 30, 2023.

Fair value of options granted
No options were granted during the fiscal years ended June 30, 2025, June 30, 2024 and June 30, 2023.
(b) Performance rights issued to non-executive directors with shareholders’ approval
All the performance rights issued to non-executive directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 3.13 years.

NOTE 33. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

Fiscal year ended 30 June 2025

2025 Grant date	Type of Performance right granted	Fair Value*	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 23, 2022	Director rights	0.310	1,166,667	—	(388,889)	—	777,778	—
December 1, 2021	Director rights	0.490	226,414	—	(226,414)	—	—	—
October 24, 2023	Director rights	0.320	178,356	—	(78,356)	—	100,000	—
October 24, 2023	Director rights	0.320	589,955	—	(256,621)	—	333,334	—

Total			2,161,392	—	(950,280)	—	1,211,112	—

*	The weighted average share price on the exercising date during the financial year 2025 is $0.332.
Fiscal year ended 30 June 2024

2024 Grant date	Type of Performance right granted	Fair Value*	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 1, 2019	Director rights	0.280	500,000	—	(500,000)	—	—	—
November 23, 2022	Director rights	0.310	1,166,667	—	—	—	1,166,667	—
December 1, 2021	Director rights	0.490	226,414	—	—	—	226,414	113,207
October 24, 2023	Director rights	0.320	—	178,356	—	—	178,356	28,356
October 24, 2023	Director rights	0.320	—	589,955	—	—	589,955	89,954

Total			1,893,081	768,311	(500,000)	—	2,161,392	231,517

The weighted average share price on the exercising date during the financial year 2024 is $0.285.
Fiscal year ended 30 June 2023

2023 Grant date	Type of performance right granted	Fair Value*	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number		Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 1, 2019	Director rights	0.280	1,000,000	—	(500,000)	—		500,000	—
November 23, 2022	Director rights	0.310	—	1,166,667	—	—		1,166,667	—
December 1, 2021	Director rights	0.490	339,621	—	(113,207)	—		226,414	—
November 23, 2022	Director rights	0.310	—	457,832	(92,966)	(364,866	)*	—	—

Total			1,339,621	1,624,499	(706,173)	(364,866)		1,893,081	—

*	The change during the year represents derecognition due to the cessation of the director.
The weighted average share price on the exercising date during the financial year 2023 is $0.28.
On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2025, 2024 and 2023 movement table have therefore been adjusted retrospectively for the share consolidation.
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

NOTE 33
. SHARE-BASED PAYMENTS (continued)

(b) Performance rights issued to non-executive directors with shareholders’ approval (continued)

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2024 included:

	$		$
Grant date	June 30, 2024*		October 24, 2023
Share price at grant date		$0.295		$0.32
Expected price volatility of the Company’s shares		62%		56%
Expected dividend yield		Nil		Nil
Risk-free interest rate		4.11%		4.3%

*
Director performance rights granted during the year ended June 30, 2024 have not met the definition of grant date under AASB 2(IFRS 2) - Share Based payments. Accordingly, the share-based expense recognized was using an estimate of the grant date fair value at June 30, 2024. The value will be re-assessed at the next reporting date as the grant date will be the 2024 AGM date.

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2023 included:

	$		$
Grant date	June 30, 2023*		November 23, 2022
Share price at grant date		$0.315		$0.310
Expected price volatility of the Company’s shares		75%		75%
Expected dividend yield		Nil		Nil
Risk-free interest rate		3.94%		3.4%

*
Director performance rights granted during the year ended June 30, 2023 have not met the definition of grant date under AASB 2 (IFRS 2) - Share Based payments. Accordingly, the share-based expense recogni
z
ed was using an estimate of the grant date fair value at June 30, 2023. The value will be re-assessed at the next reporting date as the grant date will be the 2023 AGM date.

(c) Options issued to other parties
During the fiscal year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and eligible to be exercised. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 0.1 years.
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

Fair value of options granted
No options granted during the fiscal year ended June 30, 2025 (2024 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.
(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2025 A$	June 30, 2024 A$
Employee share-based payment expense	1,163,543	1,796,286

	1,163,543	1,796,286

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

NOTE 34. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive income

	Parent
	June 30, 2025 A$	June 30, 2024 A$	June 30, 2023 A$
Loss after income tax	(47,049,922)	(44,253,769)	(36,303,847)

Total comprehensive loss	(47,049,922)	(44,253,769)	(36,303,847)

Statement of financial position

	Parent
	June 30, 2025 A$	June 30, 2024 A$
Total current assets	44,875,580	105,732,316
Total non current assets	102,844,317	87,968,063

Total assets	147,719,897	193,700,379

Total current liabilities	3,822,498	2,922,119
Total non current liabilities	482,871	1,477,353

Total liabilities	4,305,369	4,399,472

Equity
— Contributed equity	544,731,830	542,105,187
— Reserves	26,177,296	27,640,396
— Accumulated losses	(427,494,598)	(380,444,676)

Total equity	143,414,528	189,300,907

Parent company financial information is presented in order to meet the
disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.
Guarantees of financial support
There are no guarantees entered into by the parent entity.
Contingent liabilities of the parent entity
Refer to note 26 for details in relation to contingent liabilities as at June 30, 2025 and June 30, 2024.
Capital commitments – Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment at as June 30, 2025 and June 30, 2024.

ITEM	19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Immutep	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.2	Subscription Agreement between Prima BioMed Ltd and Ridgeback Capital Investments L.P., dated May 14, 2015, as amended (including form warrants and notes)	20-F	001-35428	2.2	10/30/15

2.3	Form of American Depositary Share Purchase Warrant	6-K	001-35428	99.3	6/29/17

2.4	Description of securities (American Depositary Shares)	20-F	001-35428	2.4	10/31/2022

4.1#	Immutep Executive Incentive Plan

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated December 13, 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	09/23/19

4.14†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International GmbH and MSD International Business GmbH	20-F	001-35428	4.14	10/25/21

4.15†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International Business GmbH	20-F	001-35428	4.15	10/22/24

8.1	List of Significant Subsidiaries of Immutep Limited	20-F	001-35428	8.1	10/25/21

11.1	Securities Trading Policy	20-F	001-35428	11.1	10/24/23

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of PricewaterhouseCoopers

97.1	Policy on Recovery of Erroneously Awarded Incentive Compensation	20-F	001-35428	97.1	10/22/24

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
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

Date: October 24, 2025