Form 20-F
period 2026-06-30
IMMUTEP Ltd
filed 2026-10-23
CIK 1506184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026
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
264 George Street
, Sydney 2000
New South Wales, Australia
Phone: +61 2 8315 7003 Fax: +61 2 8569 1880
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	IMMP	Nasdaq Global Market
American Depositary Shares, each representing 200 Ordinary Shares (each representing 10 Ordinary Shares prior to September 28, 2026)
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of ordinary shares outstanding as of June 30, 2026 was
1,473,721,306.
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
of the Exchange Act). ☐ Yes  ☒ No

i

ii

INTRODUCTION

Immutep Limited (ABN 90 009 237 889) was incorporated under the laws of the Commonwealth of Australia on May 21, 1987. The principal listing of our ordinary shares is the Australian Securities Exchange, or ASX. We filed a registration statement on Form 20-F with respect to our ordinary shares with the U.S. Securities and Exchange Commission, or SEC, which was declared effective on April 12, 2012. Our American Depositary Shares, or ADSs, are listed on the NASDAQ Global Market, or NASDAQ, under the symbol “IMMP”. Prior to September 28, 2026, each ADS represented ten (10) of our ordinary shares. With effect from the commencement of trading on NASDAQ on September 28, 2026 (US Eastern time), the ADS ratio changed and each ADS now represents two hundred (200) of our ordinary shares. The Bank of New York Mellon acts as our depositary and registers and delivers our ADSs. As used in this Annual Report on Form 20-F, the terms “we,” “us,” “our”, “Immutep”, the “Group” and the “Company” mean Immutep Limited and its subsidiaries, unless otherwise indicated.

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

We have experienced significant recurring operating losses and negative cash flows from operating activities since inception. For example, for the fiscal years ended June 30, 2026, and 2025, we had net losses of A$79.3 million and A$61.4 million, respectively.

We are a development stage biotech company developing pharmaceutical product candidates and the success of our product candidates is therefore uncertain. We focus on the development of immunotherapeutic products for the treatment of cancer and autoimmune diseases. We have product candidates: eftilagimod alfa (International Nonproprietary Name (INN): eftilagimod alfa) (also known as “efti” or “IMP321”), IMP701 (also known as “LAG525” or INN: ieramilimab), IMP731 (previously also known as “GSK’781”) and IMP761, all of which are related to lymphocyte activation gene 3, or LAG-3, a gene linked to the regulation of T cells in immune responses. Of these, efti and IMP 761 are the subject of active programs.

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

We have now four LAG-3 product candidates or programs. The most advanced of the four is efti (INN: eftilagimod alfa). Efti is a recombinant protein typically used in conjunction with other therapies (e.g., chemotherapy or other immunotherapy) to amplify a patient’s immune response. We have entered into three clinical trial collaboration and supply agreements with Merck & Co., Inc., Rahway/Kenilworth, NJ, USA (known as MSD outside the United States and Canada), through a subsidiary, to evaluate the combination of our immune activator, efti, with MSD’s anti-PD-1 therapy pembrolizumab in Phase II and Phase III clinical trials. We have also entered into two clinical trial collaboration and supply agreements with Merck KGaA, Darmstadt, Germany, and Pfizer for Phase I clinical trials to evaluate the clinical benefits of combining our immune activator, efti, with avelumab, a PD-L1 blocking antibody. In China, Hong Kong, Macau and Taiwan, the exclusive development and commercialization rights to efti are held by our licensee EOC Pharma.

Our second LAG-3 product candidate is IMP701 (INN: ieramilimab, also known as LAG525), an antagonist antibody that acts to stimulate T cell proliferation in cancer patients. IMP701 was fully licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. In August 2026, the exclusive license and collaboration agreement was terminated on notice from Novartis, and Novartis will assign its ownership interest in the jointly owned LAG-3 patents arising under the collaboration to Immutep S.A.S. Our third LAG-3 product candidate is IMP731, a depleting antibody that could remove T cells involved in autoimmunity. IMP731 was licensed to a major pharmaceutical company and has been transferred back to Immutep. Our fourth LAG-3 product candidate is IMP761, a clinical-stage product candidate which is being developed as our first agonist antibody of LAG-3 for application in autoimmune disease. We have discontinued our early-stage small molecule anti-LAG-3 research program, although our exclusive license agreement with Cardiff University has not been terminated. In addition to these products, Immutep has a dedicated R&D laboratory close to Paris with ongoing research capabilities as well as external research collaborations. Immutep also currently generates modest income from sales of LAG-3 research reagents.

Our ability to generate potential future product revenue depends on a number of factors, including but not limited to our ability to:

•	successfully complete preclinical and clinical development of, and receive regulatory approval for, our product candidates;

•	set an acceptable price for our products, if approved, and obtain adequate coverage and reimbursement from third-party payors;

•	obtain commercial and clinical quantities of our products, if approved, at acceptable cost levels; and

•	successfully market and sell our products, if approved.

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

We anticipate if further development of efti was to continue that the potential costs related to the clinical trials will increase and we will require additional funds to achieve our long-term goals of commercialization and further development of efti and other product candidates. In addition, this would require us to source additional funds to pursue regulatory applications, defend intellectual property rights, increase contracted manufacturing capacity, potentially develop marketing and sales capability and fund operating expenses. If efti development is to further proceed, we would intend to seek such additional funding through public or private financing and/or through licensing of our assets or other arrangements with corporate partners. For example, during fiscal year 2026, we entered into a strategic licensing agreement with Dr. Reddy’s Laboratories (“Dr. Reddy’s”). Under the terms of the agreement, Dr. Reddy’s has the exclusive right to develop and commercialize efti in all markets worldwide excluding the Immutep Territory. The Immutep Territory consists of the United States, Canada, Europe (excluding the Russian Federation and the Commonwealth of Independent States (CIS)), Japan and Greater China. We are also entitled to potential regulatory, development and commercial milestone payments of up to US$349.5 million and royalties on net commercial sales in the licensed territories, and we retain the global manufacturing rights to efti. However, such financing, licensing opportunities or other arrangements may not be available from any sources on acceptable terms, or at all. Any shortfall in funding could result in us having to curtail or cease our operations including research and development activities, thereby harming our business, financial condition, and results of operations.

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

We anticipate that our expenses will increase substantially for the foreseeable future if, and as, we:

•	continue our research and preclinical and clinical development of our product candidates;

•	expand the scope of our current proposed clinical studies for our product candidates;

•	initiate additional preclinical, clinical, or other studies for our product candidates;

•	change or add additional manufacturers or suppliers or the manufacturing process;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical studies;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect, and expand our intellectual property portfolio;

•	attract and retain skilled personnel;

•	create additional infrastructure to support our operations as a publicly quoted company and our product development and planned future commercialization efforts;

•	add an internal sales force; and

•	experience any delays or encounter unexpected issues which necessitate a change in planned expenditure.

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

•	regulatory authorities may identify deficiencies in our manufacturing processes or facilities or those of our third-party manufacturers;

•	regulatory authorities may change their approval policies or adopt new regulations;

•	the third-party manufacturers we expect to depend on to supply or manufacture our product candidates may not produce adequate supply;

•	we, or our third-party manufacturers, may not be able to source or produce current Good Manufacturing Practice (cGMP) materials for the production of our product candidates;

•	we may not be able to manufacture our product candidates at a cost or in quantities necessary to make commercially successful products;

•	we may not be able to obtain adequate supply of our product candidates for our clinical trials;

•	we may experience delays in the commencement of, enrollment of patients in, and timing of our clinical trials;

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

If any of these risks materialize, we could experience significant delays or an inability to successfully develop and commercialize efti and IMP761, or any other product candidate we or our partners may develop, which would have a material adverse effect on our business, financial condition and results of operations. For example, in March 2026, following a planned interim futility analysis, we discontinued TACTI-004 (NCT06726265; KEYNOTE-F91), our registrational Phase III trial of efti in combination with an anti-PD-1 therapy and chemotherapy in 1st line non-small cell lung cancer (NSCLC), and commenced an orderly wind-down of the trial together with a comprehensive root cause analysis, which remains ongoing. Accordingly, in fiscal 2026, we recorded an A$3.1 million non-cash impairment charge on the intellectual property intangible asset relating to the patents held on efti from the acquisition of Immutep S.A. (now Immutep S.A.S.) in 2014, following the discontinuation of TACTI-004.

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

Identifying strategic acquisitions is often a part of the biotech industry. There is, however, no assurance that we will be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions which we have identified as potentially valuable, our growth rate could be materially and adversely affected. Any additional acquisitions we undertake could involve the dilutive issuance of equity securities, incurring indebtedness and/or incurring large one-time expenses. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, any of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot guarantee that we will be able to successfully integrate the acquired companies or assets into our business, which would have a materially adverse effect on our business, financial condition, and results of operations.

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

Efti and IMP761 are undergoing clinical trials; however, successful results in the trials and in the subsequent application for marketing approval are not guaranteed. Without additional clinical trials, any other product candidate in our current portfolio cannot obtain regulatory approval. If we are unable to obtain regulatory approvals, we will not be able to generate revenue from this product candidate or any other candidate. Even if we receive regulatory approval for efti or any other product candidate, our profitability will depend on our ability to generate revenues from their sale or from the licensing of our technology.

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

We have no inhouse manufacturing capability for our product candidates.

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

Processes for manufacturing biological products are complex

Biological product candidates like efti or IMP761 usually have more complicated manufacturing procedures than chemically produced therapies. The change of manufacturing partners, manufacturing process changes or changes of other nature could impact the product quality and affect the comparability of different product batches. An inability to demonstrate comparability between batches produced before and after any such above mentioned change could significantly impact the development timelines and could even lead to a situation where regulatory bodies require additional or new pre-clinical or clinical development. For example, TACTI-004 was conducted exclusively with efti manufactured at 2,000L scale, and the ongoing root cause analysis following its discontinuation has identified subtle structural differences between that efti and the efti manufactured at 200L scale which was used in earlier positive clinical studies, which we consider potentially relevant to the unexpected outcome of the trial. We have contracted a new manufacturing run of efti at 200L scale. There can be no assurance that efti from this run will be comparable to the efti used in earlier clinical studies, and we may not identify a process to make 2000L scale batches in future, either of which could delay the future clinical development of efti.

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

We expect to continue to rely on third-party manufacturers for preclinical and clinical grade product candidates and, if we receive regulatory approval, for commercial supply of any approved product. To the extent that we have existing or enter into future manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements could adversely affect our business in a number of ways, including:

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

We rely on WuXi Biologics, a China-based contract manufacturer, to manufacture efti, and U.S. restrictions on dealings with certain biotechnology companies, including under the BIOSECURE Act, could disrupt our supply of efti and adversely affect our relationships with current or prospective U.S. partners.

We currently rely on WuXi Biologics, a contract development and manufacturing organization headquartered in China, to manufacture efti. On December 18, 2025, the National Defense Authorization Act for Fiscal Year 2026 was signed into law, including Section 851, commonly referred to as the BIOSECURE Act. Once implemented, the BIOSECURE Act will restrict U.S. federal agencies from procuring biotechnology equipment or services produced or provided by a “biotechnology company of concern,” from contracting with entities that use such equipment or services in performing a federal contract, and from using federal loan or grant funds for such equipment or services. Biotechnology companies included on the Department of Defense list of “Chinese military companies” under Section 1260H of the National Defense Authorization Act for Fiscal Year 2021, or the 1260H List, may be designated as biotechnology companies of concern. In addition, the Director of the Office of Management and Budget, or OMB, is required to publish a list of biotechnology companies of concern by December 2026 and to review it at least annually.

WuXi Biologics is not currently designated as a biotechnology company of concern. However, earlier legislative versions of the BIOSECURE Act expressly named WuXi Biologics, members of Congress have urged the Department of Defense to add WuXi Biologics to the 1260H List, and in June 2026 the Department of Defense added WuXi AppTec, a separate company, to the 1260H List. WuXi AppTec challenged that designation and, in August 2026, a U.S. district court granted a preliminary injunction barring the Department of Defense from enforcing it. That litigation is ongoing, and it remains unclear how it will affect the designation of WuXi AppTec or any other company as a biotechnology company of concern. We cannot predict whether WuXi Biologics, or any other supplier we use, will be designated or otherwise become subject to restrictions. The BIOSECURE Act includes a grandfathering provision that generally permits contracts entered into before a company is designated to continue for five years, but how U.S. federal agencies will interpret and implement the BIOSECURE Act remains uncertain.

The principal exposure is therefore not an immediate supply interruption, but future designation, partner-driven de-risking, restrictions affecting U.S. federal contracts or funding, and the time and cost required to establish an independent manufacturing source.

Private-sector sales and importation are not generally prohibited, but federal contracts, grants, government channels and conservative partner policies may be affected.

If WuXi Biologics were designated, our current or prospective collaborators, licensees or acquirers, particularly those that contract with or receive funding from the U.S. government, may be unwilling to rely on efti manufactured by WuXi Biologics or may require us to transfer manufacturing to an alternative supplier. A transfer would require among other potential tasks, technology transfer, process validation and regulatory approval of the new manufacturer, which could be costly and time-consuming, and suitable alternative manufacturers may not be available on acceptable terms or at all. Any of these developments could delay our clinical trials or regulatory submissions for efti, or make those impossible, impair our ability to enter into or maintain partnering arrangements, and adversely affect our business, financial condition and results of operations. In addition, other legislative, regulatory or executive action or sanctions affecting trade with China, or retaliatory measures by China, could similarly disrupt our supply chain.

If WuXi Biologics is included on the initial OMB list of biotechnology companies of concern, the applicable prohibitions could become effective as early as approximately Q3 2028, based on the statutory implementation timetable. Qualifying contracts or agreements entered into before the applicable effective date may benefit from a five-year grandfathering period, which could expire approximately in Q3 2033. These dates are indicative and may occur earlier if implementing guidance and Federal Acquisition Regulations revisions are completed ahead of the statutory deadlines. The grandfathering provision is contract-specific and should not be interpreted as a general exemption for all activities involving WuXi Biologics until 2033.

We and our collaborators may disagree over our right to receive payments under our collaboration agreements, potentially resulting in costly litigation and loss of reputation.

Our ability to receive payments under our collaboration agreements depends on our ability to clearly delineate our rights under those agreements. We have out-licensed portions of our intellectual property to our collaborators with the intent that our collaborators will develop product candidates. However, a collaborator may use our intellectual property without our permission, dispute our ownership of intellectual property rights, or argue that our intellectual property does not cover, or add value to, any product candidates they develop. If a dispute arises, it may result in costly patent office procedures and litigation, and our collaborator may refuse to pay us while the dispute is ongoing. Furthermore, regardless of any resort to legal action, a dispute with a collaborator over intellectual property rights may damage our relationship with that collaborator and may also harm our reputation in the industry. Even if we are entitled to payments from our collaborators, we may not actually receive these payments, or we may experience difficulties in collecting the payments to which we believe we are entitled. If our collaborators launch commercial products containing our licensed intellectual property, we will need to rely on the good faith of our collaborators to report to us the sales they earn from these products and to accurately calculate the payments we are entitled to, a process that will involve complicated and difficult calculations. Although we seek to address these concerns in our collaboration agreements by reserving our right to audit financial records, such provisions may not be effective.

Our research and development efforts will be jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Changes in our senior management and other key personnel may be disruptive to our business and may adversely affect our operations. For example, when we have changes in senior management positions, we may elect to adopt different business strategies or plans. Any new strategies or plans, if adopted, may not be successful and if any new strategies or plans do not produce the desired results, our business may suffer. For example, in the last quarter of fiscal 2026, we undertook cost reduction initiatives, including a targeted reduction in headcount. Such reductions may further adversely impact our ability to attract, retain and motivate employees, and there can be no assurance that the expected benefits of these actions will be realized, including the anticipated cost savings. The loss of key employees, the failure to attract, retain and motivate other highly qualified people or higher costs associated with these efforts, could harm our business, including our research and development efforts, and negatively impact our results of operations.

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

In addition, the trading prices for our American Depositary Shares, or ADSs, and for the securities of other biotech companies have been highly volatile as a result of the continuation of war in Ukraine, hostilities in the Middle East and macroeconomic factors, such as inflation and interest rates. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms. The extent to which these factors may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

Depending upon the timing, duration and specifics of any FDA marketing approval of any products we may develop, we may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984 (“Hatch-Waxman Act”). The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the drug testing phase and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products or enter the market following our patent expiration, and our business, financial condition, results of operations, and prospects could be materially harmed. Other jurisdictions including Australia, Europe and Japan have similar extension of term provisions, whilst other countries do not have any such provisions.

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

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The scope, validity, enforceability and value of our patents may be affected by evolving patent laws, regulations and judicial decisions in the United States and other jurisdictions.

For example, the America Invents Act, or AIA, which was signed into law on September 16, 2011, significantly changed the U.S. patent system. In addition to transitioning from a “first-to-invent” to “first-to-file” system, the AIA introduced new definitions of prior art and provides opportunities for third parties to challenge issued patents before the USPTO via post-grant review or inter partes review. Our U.S. patents may be subject to such proceedings, which could result in narrowing, invalidation or unenforceability of patent claims and adversely affect our intellectual property position.

Similarly, the complexity and uncertainty of European patent law has increased in recent years. For example, a new unitary patent system came into effect on June 1, 2023, which significantly impacts European patents, including those granted before the introduction of the new system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unified Patent Court (UPC). As the UPC is a relatively new court system, its case law, although growing, is still developing on many issues, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents under the jurisdiction of the UPC will be vulnerable to a single UPC- based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of these changes.

We may face difficulties with protecting our intellectual property in certain jurisdictions, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in Australia, the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

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

Risks Relating to Our Securities

Our stock price is volatile, could decline significantly and may be affected by economic conditions beyond our control. Such volatility may lead to securities litigation.

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

For example, during the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange has ranged from a high of A$0.47 to a low of A$0.028, and the market price of our ADSs on NASDAQ has ranged from a high of US$3.53 to a low of US$0.29, prior to the change in our ADS ratio effective September 28, 2026. We may experience a material decline in the market price of our shares, regardless of our operating performance. Therefore, a holder of our ordinary shares or ADSs may not be able to sell those ordinary shares or ADSs at or above the price paid by such holder for such shares or ADSs. Price declines in our ordinary shares or ADSs could result from a variety of factors, including many outside our control. These factors include:

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

In addition, volatility and low market price of our ordinary shares and/or ADSs may adversely impact investors’ interest in our securities. A decline in investors’ interest may prompt further volatility and decrease in market price. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, require significant expenditure for defense costs, and, if adversely determined, could have a material adverse effect on our results of operations and financial condition. For example, in March 2026, we announced the discontinuation of our TACTI-004 Phase III trial and the market price of our ordinary shares decreased significantly. As a result, one putative securities class action was filed in the United States against us but was not served. After we sent a Rule 11 letter to the plaintiff, the suit was dismissed voluntarily.

We have become subject to the auditor attestation requirement under the Sarbanes-Oxley Act, thus imposing significant cost and administrative burden on us.

Given the aggregate worldwide market value of our voting equity held by non-affiliates exceeded US$75.0 million as of the end of second fiscal quarter in fiscal year ended June 30, 2022 and we no longer qualified as an “emerging growth company”, since the fiscal year ended June 30, 2022, we have been subject to the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal control over financial reporting.

Accelerated filers that are not “emerging growth companies” (as defined by the SEC rules), are subject to the auditor attestation requirement for internal control over financial reporting. While the U.S. Securities and Exchange Commission has acknowledged the significant cost of the auditor attestation requirement for small companies and provides an exemption from the accelerated filer definition for “smaller reporting companies” with less than $100.0 million in revenue, the SEC rules state that “foreign private issuers” that present their financial statements in accordance with IFRS as issued by the IASB, such as the Company, are excluded from the definition of a “smaller reporting company”. Accordingly, currently, the only way for the Company to avoid being classified as an accelerated filer and avoid the auditor attestation requirement would be for the Company to report on U.S. domestic forms as a “smaller reporting company”, have less than $100 million in revenue, and present its financial statements in accordance with U.S. generally accepted accounting principles. Such alternative, however, is not currently prudent for us given the significant cost (including preparing financial statements in accordance U.S. generally accepted accounting principles as well as IFRS), and administrative burden on our limited number of personnel and our obligations under ASX Listing Rules and the Australian Corporations Act.

As a result, the Company has been subject to significant compliance costs since the fiscal year ended June 30, 2022 (which the SEC estimated to be US$210,000 per annum in 2019 in SEC Release No. 34-88365). If such costs are excessively high in future years, and we do not see a material benefit in maintaining our NASDAQ listing, we could seek to delist from NASDAQ, and deregister our securities under the Securities Exchange Act so the Company would no longer be subject to such compliance burden and retain a listing solely on ASX.

Our ordinary shares may be considered a “penny stock” under SEC regulations which could adversely affect market trading in our ADSs.

The SEC has adopted regulations that generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. During the fiscal year ended June 30, 2026, our American Depositary Shares traded on the NASDAQ from a high of US$3.53 to a low of US$0.29 per share, prior to the change in our ADS ratio effective September 28, 2026. Penny stock rules impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of US$5,000,000 or individuals with a net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with their spouse in each of the prior two years.

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

Our ordinary shares are listed and traded on the ASX and NASDAQ. Price levels for our ordinary shares (and the corresponding prices of our ADS’s) could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in our share prices on either exchange or the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other markets without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Further, if we are unable to continue to meet the regulatory requirements for listing on the ASX and NASDAQ, we may lose our listing on any of these exchanges, which could impair the liquidity of our shares.

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

The ADSs are listed on the Nasdaq Global Market under the symbol “IMMP.” In the past we have failed, and in the future we may again fail, to comply with the Nasdaq Global Market regulations and listing requirements as to minimum shareholders’ equity, minimum market value, minimum total assets and revenue, minimum bid price, minimum public float and/or other requirements, and as a result Nasdaq may initiate procedures to delist the ADSs from the Nasdaq Global Market, which may adversely affect our business. In April 2026, we received notification from Nasdaq that our ADSs no longer complied with the US$1.00 minimum bid price requirement. The notification had no effect on the listing or trading of our ADSs, and we had an initial 180-day compliance period expiring on October 26, 2026. With effect from the commencement of trading on the Nasdaq Global Market on September 28, 2026 (US Eastern time), we changed the ADS ratio from one (1) ADS representing ten (10) ordinary shares to one (1) ADS representing two hundred (200) ordinary shares and, as a result, it has received written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated October 12, 2026 (US Eastern Time), confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1).

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

Our business is affected by fluctuations in foreign exchange rates. Our expenses are denominated in Australian dollars, U.S. dollars and European euro. We conduct clinical trials in many different countries, and we have manufacturing of our product candidate undertaken outside of Australia, which exposes us to potential cost increases resulting from fluctuations in exchange rates. In fiscal year 2026, there was a net foreign exchange gain of A$1.23 million reported in profit or loss as a result of currency fluctuations, compared to a net foreign exchange loss of A$1.53 million in fiscal year 2025. Currency fluctuations could, therefore, cause our costs to increase and revenues to decline.

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

B. Business Overview

Background

Immutep is a late-stage biotechnology company developing novel LAG-3 related immunotherapies for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3). Our diversified product portfolio harnesses LAG-3’s unique ability to modulate the body’s immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximize value for shareholders.

Our lead clinical candidate is eftilagimod alfa (“efti” or “IMP321”) for the treatment of different types of cancers. Efti is a soluble LAG-3Ig fusion protein that is a first-in-class antigen-presenting cell (APC) agonist designed to capitalize on LAG-3’s unique ability to drive the adaptive and innate immune systems against cancer. Efti binds to and activates antigen presenting cells via MHC II molecules which could lead to expansion and proliferation of CD8+ (cytotoxic) T cells, CD4+ (helper) T cells, dendritic cells, NK cells, and monocytes. It could also upregulates the expression of key biological molecules that further boost the immune system’s ability to fight cancer. Efti’s favorable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy.

In March 2026, following a planned interim futility analysis, Immutep discontinued TACTI-004 (NCT06726265; KEYNOTE-F91), its registrational Phase III trial of efti in combination with an anti-PD-1 therapy and chemotherapy in 1st line non-small cell lung cancer (NSCLC), and commenced an orderly wind-down of the trial together with a comprehensive root cause analysis, which remains ongoing.

The Company has completed the randomized Phase IIb TACTI-003 (NCT04811027) trial of efti in combination with an anti-PD-1 therapy in 1st line head and neck squamous cell carcinoma (HNSCC) and has received positive and constructive feedback from the FDA supporting further clinical development of the combination in patients with PD-L1 CPS <1 tumors. The Phase II portion of AIPAC-003 (NCT05747794), an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel for the treatment of metastatic breast cancer (MBC), was completed, and the study was formally closed effective June 30, 2026. Efti has also been evaluated in investigator-initiated trials, including, for example, in a Phase I trial platform in a variety of solid tumors called INSIGHT (NCT03252938) and a Phase II trial evaluating efti in combination with radiotherapy and pembrolizumab in soft tissue sarcoma, called EFTISARC-NEO, which met its primary endpoint.

During fiscal 2026, Immutep also entered into a strategic licensing agreement with Dr. Reddy’s Laboratories (Dr. Reddy’s), granting Dr. Reddy’s the exclusive right to develop and commercialize efti in all markets worldwide excluding the Immutep Territory. The Immutep Territory consists of the United States, Canada, Europe (excluding the Russian Federation and the Commonwealth of Independent States (CIS)), Japan and Greater China.

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

IMP701 (LAG525; INN: ieramilimab) was licensed to CoStim Pharmaceuticals, which was subsequently acquired by Novartis. In August 2026, the exclusive license and collaboration agreement was terminated on notice from Novartis and the asset is in the process of being transferred back to Immutep. IMP731 was previously licensed to a major pharmaceutical company and was transferred back to Immutep. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Immutep has an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialize next generation anti-LAG-3 small molecules. Immutep has since discontinued the small molecule program, although the License Agreement has not been terminated.

The following graphic depicts Immutep’s pipeline:

Information as of July 2026.

*	Press Release March 13, 2026;
1.	Investigator-initiated trial that Immutep has no control over.
2.	Trials for IMP731 were conducted by GSK (two Phase I in healthy volunteers & psoriasis and a Phase II in ulcerative colitis), which transitioned this asset back to Immutep in 2024.
3.

In December 2025, Immutep entered into a licensing agreement with Dr. Reddy’s for efti in all markets worldwide excluding the Immutep Territory. The Immutep Territory consists of the United States, Canada, Europe (excluding the Russian Federation and the CIS), Japan and Greater China. Immutep is eligible to receive up to US$349.5 million in potential milestone payments and double-digit royalties on sales of efti.

4.	For EOC’s China rights, Immutep may receive milestones plus royalties.
5.

To date, Novartis has conducted trials with LAG525 in solid tumors, blood cancers, TNBC, and melanoma. Subsequent to 30 June 2026, Novartis gave notice terminating the out-license agreement relating to ieramilimab, effective 9 August 2026. The license is not generating revenue for Immutep and no further milestone or royalty payments are anticipated. Following termination, Novartis is required to assign its ownership interest in the jointly owned LAG-3 patents to Immutep S.A.S.

Operations Summary

Immutep has administrative offices in Sydney, Australia,and Berlin, Germany. We also have a laboratory located close to Paris, France for the conduct of research and development relating to the LAG-3 program, under which we have four clinical-stage product candidates: efti, IMP761, IMP701 and IMP731. Background IP supporting the development of LAG-3 products was licensed from Merck Serono in 2002. Development milestones and royalties are payable on earnings of efti, IMP701 and IMP731. Further details are provided under the intellectual property section. As of June 30, 2026, we employed 46 people. Our internal staff manages the Company’s finances, business development, intellectual property, investor relations, oversight of manufacturing, and clinical development. We make extensive use of outside contractors and consultants to help manage and conduct manufacturing and clinical trials.

Efti (IMP321) Clinical Development Program

Efti has been utilized in multiple clinical trials in combination with immune checkpoint inhibitors, including anti-PD-1 and anti-PD-L1 immunotherapies.

TACTI-mel

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

TACTI-002

In March 2018, we announced that we had entered into a clinical trial collaboration and supply agreement with Merck & Co., Inc., Kenilworth, NJ, USA (known as MSD outside the United States and Canada) to evaluate the safety and efficacy of the combination of efti and pembrolizumab (KEYTRUDA®) in a new Phase II clinical trial (TACTI-002) for 2nd line head and neck squamous cell carcinoma as well as 1st and 2nd line non-small cell lung carcinoma in up to 109 patients across various centers in the United States, Europe and Australia. In July 2018, the FDA granted approval of the IND regarding TACTI-002 Phase II clinical trial which allowed us to initiate the study in the United States. Immutep obtained competent authority approval from the UK’s Medicines & Healthcare products Regulatory Agency (MHRA) for TACTI-002, as well as a number of Ethics Committee approvals and completed the site selection process for the trial in November 2018. The first patient was dosed with the combination of KEYTRUDA and efti in March 2019 and in August 2019 the trial had 26 patients participating, including full enrollment (17 patients) into the first cohort of the first line non-small cell lung cancer (NSCLC) arm (Part A).

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

In November 2021, Immutep also reported more mature data in 2nd line HNSCC from TACTI-002 at the SITC Annual Meeting 2021. The data continued to be encouraging with an ORR of 29.7% (11/37) on an intention-to-treat basis and 35.5% (11/31) in evaluable patients, as assessed by local investigator read. The ORR in patients in the PD-L1>1 and PD-L1>20 subgroups was 40.7% and 64.3%, respectively. Additionally, Immutep announced that it had completed recruitment of patients across all cohorts of TACTI-002 including the expansion stage of Part A, and it announced that a total of 185 patients were participating across Parts A, B, and C of the clinical study.

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

In June 2023, positive final data was reported from the 2nd line HNSCC patients (Part C) in the TACTI-002 trial, via a poster presentation at the ASCO 2023 Annual Meeting. Deep and durable responses were seen from efti plus pembrolizumab regardless of patients’ PD-L1 expression levels (measured by Combined Positive Score or CPS). Encouragingly, median Duration of Response had not been reached (the response was still ongoing) despite a long median follow up of 39 months, providing continued evidence of the durable responses efti helps drive. Notably, one long-lasting Complete Response (CR) occurred in a patient with negative PD-L1 expression, who would not typically be expected to respond to PD-L1 monotherapy. An encouraging ORR of 29.7% and CR rate of 13.5% were also reported, with responses seen across all PD-L1 subgroups. Within PD-L1 subgroups, a promising ORR of 38.5% and 60%, mOS of 12.6 and 15.5 months, and 12-month Overall Survival (OS) rate of 52.0% and 66.7%, were seen in patients with a PD-L1 CPS of >1 and a PD-L1 CPS >20, respectively. The results from the chemo-free combination of efti plus pembrolizumab in patients with a PD-L1 CPS >1 compare favorably to reported results from a registrational trial of anti-PD-1 monotherapy in the same patient population, which showed a 17.3% ORR, mOS of 8.7 months, 12-month OS rate of 40%, a CR rate of 2%, and mDoR of 18.4 months.

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

Immutep completed close-out activities for Part A of the TACTI-002 Phase II trial and results were published in JCO Oncology Advances in May 2025. Results from Part A of TACTI-002 demonstrated that efti enables deep, durable responses for 1L NSCLC patients regardless of PD-L1 expression with a favorable safety profile in line with anti-PD-1 monotherapy. Exceeding expectations, median OS reached 35.4 months in NSCLC patients expressing PD-L1 (patients with a Tumor Proportion Score (TPS) of ≥1%).

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

In April 2022, the Phase IIb TACTI-003 trial design was also presented in a Trial-in-Progress Poster Presentation at the ASCO 2022 Annual Meeting. Later that month, it was disclosed that 21 patients out of approximately 154 had been enrolled into the trial and 21 sites out of 30 sites had been activated. In September 2022, Immutep disclosed 47/154 patients (approximately 30%) had been recruited into the ongoing randomized Phase IIb TACTI-003 trial in 1st line HNSCC, and that recruitment was accelerating as further sites were activated.

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

In November 2023, the Company completed Enrollment in TACTI-003 Phase IIb Trial. Total enrolled 171 patients at over 30 centers across the United States, Europe, and Australia. A total of 138 patients with recurrent or metastatic HNSCC whose tumors express PD-L1 (CPS <1) were enrolled into the 1:1 randomized Cohort A of the trial evaluating the safety and efficacy of 30mg of efti in combination with 400mg of KEYTRUDA® given every six weeks compared to 400mg of KEYTRUDA® alone. Additionally, 33 patients with recurrent or metastatic HNSCC were enrolled into Cohort B to determine the efficacy and safety of the same combination therapy in patients with PD-L1 negative tumors (CPS <1).

In July 2024, Immutep reported results of its TACTI-003 Phase IIb trial from efti in combination with MSD’s KEYTRUDA in 1st line head and neck squamous cell carcinoma. The investigational immuno-oncology (IO) combination utilizing efti and KEYTRUDA achieved an objective response rate (ORR) of 35.5% (11 of 31 evaluable patients) and a disease control rate (DCR) of 58.1% according to RECIST 1.1, in 1L HNSCC patients whose tumors do not express PD-L1 (Combined Positive Score [CPS] <1). These results were among the highest recorded for a chemotherapy-free approach in negative PD-L1 patients and compared favorably to a historical control of 5.4% ORR and 32.4% DCR from anti-PD-1 monotherapy. Additionally, the IO combination attained a high complete response rate of 9.7% (3 of 31 patients), which compared favorably to a historical control of 0% from anti-PD-1 monotherapy in 1L HNSCC patients with a CPS <1.2 Notably, one patient with early progressive disease according to RECIST 1.1 had evolved into a confirmed partial responder who remained on therapy after 14 months, resulting in a 38.7% ORR for the IO combination, according to iRECIST. Towards the end of the fiscal year this data was selected for prestigious oral presentation at an ESMO Virtual Plenary session, which took place on 11th and 12th July 2024.

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

Although the data from Cohort A showed that patients with PD-L1 positive tumors (CPS >1), who received efti in combination with KEYTRUDA outperformed the KEYTRUDA monotherapy arm, it was difficult to draw conclusions from the data in this cohort due to a number of imbalances of prognostic markers in favor of the KEYTRUDA monotherapy arm, including HPV status, smoking status, and primary tumor location. Additionally, in the KEYTRUDA monotherapy arm, patients with a CPS of 1–19 demonstrated higher objective response rates than those with CPS >20. This finding was atypical for KEYTRUDA therapy, as higher CPS levels were generally associated with improved outcomes compared to lower CPS levels. Therefore, the company focused on cohort B (CPS<1).

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

In May 2025, Immutep announced that an interim median Overall Survival (OS) of 17.6 months had been achieved in Cohort B of the TACTI-003 trial in patients with negative PD-L1 expression (CPS <1). Importantly, efti in combination with pembrolizumab continued to be well-tolerated with no new safety signals. The safety and mature OS data build on the encouraging high overall response rate with multiple complete responses achieved through combining efti with anti-PD-1 therapy in 1L HNSCC patients with CPS <1.

Based on its review of the encouraging data in 1L HNSCC with CPS <1 from the TACTI-003 (KEYNOTE-C34) Phase IIb trial evaluating efti in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 KEYTRUDA® (pembrolizumab), the FDA agreed on the potential of efti in combination with KEYTRUDA to address the high unmet need in this CPS <1 patient segment and is supportive of the combination’s further development. Following the discontinuation of TACTI-004 in March 2026, the Company will explore opportunities in head and neck cancer development (CPS<1) with stakeholders and partners.

During fiscal 2026, Immutep received positive and constructive feedback from the FDA regarding the future late-stage clinical development of efti in first-line treatment of recurrent/metastatic HNSCC patients with PD-L1 expression below 1 (CPS <1). Based on its review of the encouraging data generated from TACTI-003 (KEYNOTE-C34), the FDA agreed on the potential of efti in combination with KEYTRUDA to address the high unmet need in this CPS <1 patient population and indicated support for further clinical development of the combination. Potential development pathways discussed with the FDA include a randomized registrational study evaluating efti in combination with KEYTRUDA against standard-of-care therapy, or alternatively a smaller single-arm study with safety, response rate and duration of response as key endpoints, followed by a confirmatory randomized study.

TACTI-004

In fiscal year 2025, Immutep commenced TACTI-004, its registrational Phase III trial of efti in combination with an anti-PD-1 therapy and chemotherapy in 1st line NSCLC.

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

In July 2024 Immutep announced that positive feedback had been received from multiple agencies, concluding preparatory work for TACTI-004 which was planned to enroll ~750 patients. The FDA feedback from this Type C meeting, along with feedback previously received from the Paul-Ehrlich-Institut (“PEI”) and the Spanish Agency for Medicines and Health Products (“AEMPS”), concludes the preparatory regulatory interactions for the design of this registrational trial.

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

In March 2025, Immutep announced the first patient had been successfully dosed in the Company’s pivotal TACTI-004 Phase III trial at the Calvary Mater Newcastle Hospital in Australia. A number of updates concerning status of site activation and countries were provided subsequently.

During the first half of fiscal year 2026, the trial continued to progress strongly, with enrollment reaching 289 patients by mid-December 2025, representing over 38% of the target enrollment of 756 patients. More than 120 clinical sites had been activated across 27 countries and the trial remained on track to conduct its planned interim futility analysis in the first quarter of calendar year 2026. Enrollment momentum continued into the second half of fiscal year 2026, with Immutep announcing in February 2026 that the trial had enrolled 378 patients globally, representing 50% of the targeted enrollment of approximately 756 patients across more than 25 countries.

In March 2026, following a planned interim futility analysis conducted on approximately 170 patients, the Independent Data Monitoring Committee (IDMC) recommended discontinuation of the study. After conducting its own review of the available data, including early interim progression-free survival information, Immutep accepted the recommendation and discontinued TACTI-004. Immutep concluded that patients receiving efti in combination with KEYTRUDA and chemotherapy were overall underperforming relative to the control arm. This outcome was unexpected given the encouraging data previously generated using similar treatment combinations across multiple studies, including INSIGHT-003.

Following the decision to discontinue the study, enrollment was halted and Immutep commenced an orderly wind-down of the study, including ongoing patient follow-up and site close-out activities. The Company also initiated a comprehensive root cause analysis covering clinical, operational, analytical and manufacturing factors. As of June 30, 2026, this review remains ongoing with additional updates expected during calendar year 2026. In September 2026, Immutep announced that, based on the data available to date, it believes the unexpected outcome of TACTI-004 cannot be explained by clinical factors or trial execution factors, and that the analysis had identified subtle structural differences between the efti used in TACTI-004 and the efti used in earlier clinical studies. The Company will provide a further update on completion of the root cause analysis. See “—Efti Manufacturing.”

EFTISARC-NEO

In September 2022, Immutep announced it would support the evaluation of Efti in a new cancer setting, soft tissue sarcoma, aligning with its strategy to expand the application of Efti into a broader range of cancer indications in a capital efficient manner. The trial is an investigator-initiated open-label Phase II trial evaluating efti in combination with radiotherapy and pembrolizumab in up to 40 soft tissue sarcoma patients in the neoadjuvant (prior to surgery) setting. It is the first time efti has been studied in neoadjuvant, non-metastatic cancer setting. The Maria Skłodowska-Curie National Research Institute of Oncology has primarily funded the study with a grant from the Polish government of €1.5M (approximately A$2.2M), with Immutep providing Efti at no cost.

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

In November 2024, Immutep announced the presentation of new data from EFTISARC-NEO at the Connective Tissue Oncology Society (CTOS) 2024 Annual Meeting. Based on preliminary analysis among 21 patients available for primary endpoint assessment, the triple combination therapy demonstrates significant efficacy in the neoadjuvant setting for resectable STS. In the neoadjuvant setting for patients with resectable STS, the combination achieved a greater than three-fold increase in tumor hyalinization/fibrosis (median 50%) at the time of surgical resection as compared to a historical median 15% from standard radiotherapy alone.

In January 2025, Immutep announced patient enrollment had been completed in the investigator-initiated EFTISARC-NEO trial.

In May 2025, Immutep announced the investigator-initiated EFTISARC-NEO Phase II trial evaluating eftilagimod alfa (efti) with radiotherapy plus KEYTRUDA® (pembrolizumab) in the neoadjuvant setting for resectable soft tissue sarcoma (STS) had met its primary endpoint. The novel combination significantly exceeded the study’s prespecified median of 35% tumor hyalinization/fibrosis versus 15% for historical data from radiotherapy alone in patients with resectable soft tissue sarcoma (STS). Detailed results are planned for presentation at a future medical meeting.

In October 2025, Immutep reported positive data from the investigator-initiated EFTISARC-NEO trial at the ESMO Congress 2025. The study met its primary endpoint and significantly exceeded the pre-specified target for tumor hyalinization/fibrosis, achieving a median rate of 51.5% in the evaluable patient population (N=38), compared with the study target of 35% and historical results of approximately 15% from radiotherapy alone. Tumor hyalinization/fibrosis is considered an important surrogate marker associated with improved disease-free and overall survival in patients with soft tissue sarcoma.

In November 2025, Immutep presented translational data from the study at the Connective Tissue Oncology Society (CTOS) Annual Meeting. The data demonstrated strong immune system activation consistent with efti’s mechanism of action, including statistically significant increases in key cytokines and chemokines such as CXCL9, CXCL10, IL-23 and IFN-g. Increased immune activation was also shown to correlate with improved pathological responses at surgery. The trial also received external recognition during the year, being awarded second place in Poland’s prestigious Golden Scalpel Award competition.

In April 2026, the FDA granted Orphan Drug Designation to efti for the treatment of soft tissue sarcoma. During the second half of fiscal year 2026, patients continued to be followed for disease-free survival and overall survival outcomes.

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

In February 2023, Immutep announced the trial reached its patient enrollment target of 20 patients. Patient recruitment for the expanded trial continued.

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

In November 2024, Immutep announced INSIGHT-003 showed excellent survival data. Mature data in patients with a minimum follow-up of 22 months (N=21) showed median Overall Survival is 32.9 months, with median Progression Free Survival reaching 12.7 months, and a 24-month Overall Survival rate of 81.0%.

In January 2025, Immutep announced the trial had reached its expanded enrollment target of approximately 50 evaluable patients across multiple clinical sites in Germany led by the Frankfurt Institute of Clinical Cancer Research IKF.

In May 2025 Immutep announced a 60.8% response rate and 90.2% disease control rate, according to RECIST 1.1, had been achieved in the investigator-initiated INSIGHT-003 trial as of the data-cut off date of May 6, 2025. Notably, ~92% of all evaluable patients (N=51) in the INSIGHT-003 study have PD-L1 TPS <50%. This includes 49% of patients with PD-L1 Tumor Proportion Score (TPS) of 1-49% and 43% of patients with PD-L1 TPS <1%. Importantly, in patients with TPS <50% (N=47), who have a high unmet need and represent over two-thirds of the 1L NSCLC patient population, the triple combination with efti achieved a 59.6% response rate as compared to historical control of 40.8%.

During fiscal year 2026, Immutep reported promising data from the investigator-initiated INSIGHT-003 trial at the ESMO Congress 2025. In 51 evaluable patients, the triple combination of efti, KEYTRUDA and chemotherapy generated strong objective response rates and disease control rates across all PD-L1 expression levels. The results were particularly encouraging in patients with PD-L1 expression below 50% (TPS <50%), who represent more than two-thirds of the first-line NSCLC population; in these patients (N=47), the combination achieved an ORR of 61.7%, compared with a historical control ORR of 40.8%. The combination continued to demonstrate a favorable safety profile with no new safety signals reported.

During the second half of fiscal year 2026, patient follow-up continued and additional overall survival analyses were conducted. In July 2026, mature overall survival data demonstrated a median overall survival of 30.9 months in the overall study population, further supporting the potential of efti in combination with anti-PD-1 therapy and chemotherapy. These mature results continue to compare favorably to the 22.0-month median overall survival from a registrational trial of anti-PD-1 and doublet chemotherapy in non-squamous 1st line NSCLC regardless of PD-L1 expression. Notably, patients with TPS <50%, for whom PD-L1 inhibitor-based therapies typically perform sub-optimally, were overrepresented in INSIGHT-003 compared with historical benchmarks (~92% versus ~68%). No new safety signal was identified since the previous data cut-off.

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

In January 2024, the first patient was enrolled and safely dosed in the trial following receipt of regulatory approvals. The clinical approach for urothelial carcinoma (UC) has shifted in the last year, with PADCEV (enfortumab vedotin) + KEYTRUDA now the standard first-line treatment. As a result, together with Merck KGaA, we decided to target a different patient group to establish efti + BAVENCIO as a standard option for more metastatic cases. Clinically, this required us to revisit the trial protocol, informed consent form (ICF), and regulatory submissions with Merck to ensure the study remains relevant and supports ongoing use of avelumab while expanding efti’s reach.

The INSIGHT-005 study was discontinued by IKF after December 2025. This decision was made as significant changes in the treatment landscape created challenges with patient recruitment and was not due to safety or efficacy concerns. Only three patients were recruited in total.

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

AIPAC-003

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel for the treatment of metastatic HER2- neg/low HR+ breast cancer and triple-negative breast cancer, which together account for approximately 78% of breast cancer cases. The Phase II portion of the study took place at clinical sites across Europe and the United States. The trial include an open-label lead-in of up to 12 patients dosed at 90mg efti, followed by a randomized (1:1) portion of the Phase II study consisting of up to 58 evaluable patients who received 30mg efti or 90mg efti to determine the optimal biological dose in combination with paclitaxel. The integrated design provided that, depending on the Phase II results, potential regulatory actions and resources, the Phase III portion of the trial could then follow, providing a risk-balanced approach for Immutep.

The Phase II portion of AIPAC-003 has been completed and the study was formally closed effective June 30, 2026. In September 2026, Immutep announced that it intends to focus the registration-directed clinical development of efti on HNSCC in patients with PD-L1 CPS <1 and the neoadjuvant setting of STS. Accordingly, the Phase III portion of AIPAC-003 is not currently part of our development plans.

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

Based on encouraging efficacy, favorable safety and learnings from the completed randomized AIPAC Phase IIb trial (which administered efti and chemotherapy on different days and ceased chemotherapy at six months), patients in AIPAC-003 received efti and paclitaxel on the same day and this combination treatment continued until disease progression. The Company also agreed with the FDA to expand the patient population beyond HER2–/HR+ metastatic breast cancer to include triple-negative breast cancer (TNBC), an aggressive form of breast cancer with limited treatment options.

In November 2023, safety data from the first six patients was evaluated showing the therapy was well tolerated with no dose limiting toxicities. The independent Data Monitoring Committee (IDMC) appointed for the trial recommended proceeding to the randomized Phase II portion.

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

In October 2025, the company announced that positive and straightforward feedback had been received from the US Food and Drug Administration (“FDA”) regarding the successful completion of Project Optimus requirements and agreement on 30 mg as the optimal biological dose for eftilagimod alfa (efti).

In December 2025, new data from AIPAC-003 was presented at the San Antonio Breast Cancer Symposium (SABCS). The data demonstrated strong objective response rates (ORR) and disease control rates (DCR) in heavily pre-treated metastatic breast cancer patients. In the evaluable population (N=64), ORR and DCR were 41.9% and 87.1%, respectively, in the 30 mg efti arm and 48.5% and 78.8%, respectively, in the 90 mg efti arm.

During the June 2026 quarter of fiscal 2026, patient follow-up activities were completed, and the final patient visit was conducted. The AIPAC-003 study was formally closed effective June 30, 2026.

George Washington University collaboration

In September 2025, Immutep entered into a research collaboration with the George Washington University Cancer Center for an investigator- initiated Phase II trial evaluating efti as monotherapy and then in combination with chemotherapy prior to surgery in patients with early-stage HR+/HER2-negative breast cancer.

The study would be led by Dr Pavani Chalasani, Division Director of Hematology and Medical Oncology at the George Washington University Cancer Center, and is designed to assess pathological complete response following treatment with efti and neoadjuvant chemotherapy. If it proceeds, the study is expected to enroll up to 50 evaluable patients using a two-stage design and will be primarily funded through grants and The George Washington University Cancer Center, with Immutep providing efti at no cost together with technical support and limited funding within its existing budget. Following the discontinuation of TACTI-004 in March 2026, Immutep placed the study on hold pending decisions regarding the potential future development of efti in light of the root cause analysis in connection with the TACTI-004 results.

Additional Collaborations

During 2019, Immutep commenced a collaboration project with Cardiff University to advance the discovery and development of a new generation of small molecule anti-LAG-3 therapies. The ultimate aim of the project was to make oral treatment available to cancer patients and at a lower cost compared with the current anti-LAG-3 antibodies being developed by several companies. Immutep has since discontinued this program, although its license agreement with Cardiff University has not been terminated. In October 2020, Immutep entered into a license and collaboration agreement with Laboratory Corporation of America Holdings (LabCorp). The agreement is unrelated to any of Immutep’s own development programs and will support the development of immuno-oncology products or services by LabCorp.

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

Efti Manufacturing

In December 2022, Immutep scaled-up the manufacturing process for efti with the completion of its first 2,000L manufacturing run by WuXi Biologics, a contract development and manufacturing organization headquartered in China on which we currently rely to manufacture efti.

In September 2023, Immutep received the regulatory authorization of efti manufactured at commercial 2,000L scale for use in clinical trials across multiple European countries including Germany, Belgium, Denmark, and the United Kingdom.

Since September 2023 and throughout 2024 and 2025, regulatory authorization was received for the 2,000 L scale efti for use in clinical trials across multiple European countries, North and South America, Asia and Australia. Immutep introduced this scaled-up product to dose participants in certain clinical trials, including participants in its TACTI-004 Phase III trial, which was discontinued in March 2026. TACTI-004 was conducted exclusively with efti manufactured at 2,000L scale. In contrast, ten 200L scale GMP batches of efti were used in earlier Phase I and Phase II clinical studies of efti, including TACTI-mel, TACTI-002 and INSIGHT-003. In September 2026, Immutep announced that the ongoing root cause analysis following the discontinuation of TACTI-004 had identified subtle structural differences (for example, in N-glycan structure) between the 2000L scale efti used in TACTI-004 and the 200L scale efti used in earlier clinical studies, which the Company considers potentially relevant given the markedly different immune activation profile observed in TACTI-004 compared with previous trials. Based on these findings to date, Immutep has contracted a new manufacturing run of efti at 200L scale. The root cause analysis remains ongoing, including further investigation of smaller differences identified between product batches. There can be no assurance that the root cause analysis will identify the cause of the TACTI-004 outcome, that efti manufactured in the new 200L run will be comparable to the efti used in earlier clinical studies, that efti will receive regulatory approval or be commercialized, or that we will be able to obtain clinical or commercial supply of efti of suitable quality, at an acceptable cost, in sufficient quantities or when required. See Item 3.D, “Risk Factors— We have no inhouse manufacturing capability for our product candidates”, “Risk Factors – processes for manufacturing biological products are complex” and “Risk Factors—We rely on WuXi Biologics, a China-based contract manufacturer, to manufacture efti, and U.S. restrictions on dealings with certain biotechnology companies, including under the BIOSECURE Act, could disrupt our supply of efti and adversely affect our relationships with current or prospective U.S. partners.”

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

In December 2024, Immutep announced favorable initial safety data from the placebo-controlled, double-blind first-in-human Phase I study evaluating IMP761.

In June 2025, Immutep announced initial pharmacological data from placebo-controlled, double-blind Phase I study showing significant T cell suppression and a favorable safety profile at dosing level of 0.9 mg/kg. The substantial reduction in T cell activity highlights the potential efficacy of IMP761 in treating autoimmune diseases. Given the encouraging efficacy and safety, Immutep announce that it would continue with single ascending dose levels of 2.5, 7 and 14 mg/kg.

In December 2025, Immutep announced positive safety and efficacy data from the single ascending dose escalation phase of the ongoing first-in-human, double-blind and randomized Phase I trial of IMP761 in up to approximately 80 healthy participants, including successful completion of the 2.5 mg/kg and 7 mg/kg dosing cohorts. IMP761 continued to be well tolerated, with no treatment-related adverse reactions beyond mild intensity, while demonstrating evidence of dose-dependent immunosuppressive activity through significant and long-lasting inhibition of T-cell-mediated responses.

In March 2026, Immutep reported positive initial efficacy data and continued favorable safety outcomes at higher dose levels. Through dosing levels of up to 14 mg/kg, no serious treatment-related adverse events were observed. Pharmacodynamic data showed substantial inhibition of T-cell infiltration following a strong foreign antigen intradermal challenge in vaccinated participants, further supporting IMP761’s potential as a novel treatment for autoimmune diseases.

Additional data was presented at the European Alliance of Associations for Rheumatology (EULAR) Congress in June 2026, demonstrating statistically significant pharmacodynamic activity together with a favorable pharmacokinetic profile that supports infrequent dosing. During the last quarter of fiscal 2026, the study progressed into the multiple ascending dose phase and participant recruitment continued.

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

During fiscal year 2026, Immutep continued to assess the data package returned from GSK following completion of the technology transfer process. The Company is reviewing potential development and commercialization opportunities for the asset and will continue to evaluate options for advancing the program.

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

In August 2017, we received a milestone payment of US$1,000,000 from Novartis relating to our IMP701 LAG-3 antibody. Novartis is continuing its clinical development program for IMP701, known as LAG525 (INN: ieramilimab) by Novartis, in oncology. Currently, there are five ongoing Phase I/II clinical trials evaluating this product candidate, with a total target enrollment of 1,100 patients. More information about these clinical trials can be found at www.clinicaltrials.gov.

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

In August 2026, subsequent to the end of the fiscal year, the exclusive license and collaboration agreement originally entered into in 2012 with CoStim Pharmaceuticals Inc. (later acquired by Novartis) in respect of anti-LAG-3 antagonist antibodies (ieramilimab / LAG525 / IMP701) was terminated on notice from Novartis. Novartis had discontinued the LAG525 program in 2022, and the arrangement had generated only immaterial one-off milestone income historically, with no further payments anticipated. Following termination, Novartis will assign its ownership interest in the jointly owned LAG-3 patents arising under the collaboration to Immutep S.A.S., consolidating the Company’s control of its LAG-3 intellectual property estate. The termination had no material financial impact and no carrying value was affected.

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

Strategic Licensing Agreement with Dr. Reddy’s Laboratories

During fiscal year 2026, Immutep entered into a strategic licensing agreement with Dr. Reddy’s Laboratories (Dr. Reddy’s). Under the terms of the agreement, Dr. Reddy’s has the exclusive right to develop and commercialize efti in all markets worldwide excluding the Immutep Territory. The Immutep Territory consists of the United States, Canada, Europe (excluding the Russian Federation and the CIS), Japan and Greater China. Immutep is also entitled to potential regulatory, development and commercial milestone payments of up to US$349.5 million and royalties on net commercial sales in the licensed territories, and retains the global manufacturing rights to efti.

In January 2026, Immutep received a US$20.0 million upfront payment under the agreement. Following the discontinuation of TACTI-004, the Company repaid US$10.0 million of the upfront payment to Dr. Reddy’s in June 2026, pursuant to the terms of the licensing agreement. All other material commercial terms of the license agreement remain unchanged.

Intellectual Property

As of June 30, 2026, Immutep owns, co-owns or in-licenses 15 patent families relating to efti, IMP701, IMP731 and IMP761.

On December 9, 2002, Ares Trading SA (a fully owned subsidiary of Serono, now Merck Serono) and Immutep S.A. entered into an exclusive License Agreement for the development of the LAG-3 technology. The license covers use of background patents and know-how necessary for the development of certain LAG-3 products. Confidential milestones and royalties are payable to Serono while the patent or know-how license is in force. The license is sub-licensable and has been sublicensed in agreements with GSK, Co-Stim, Eddingpharm and Cytlimic. Improvements to the technology and new developments in intellectual property covered by the license are the property of Immutep S.A. The last of the licensed patents expired on July 23, 2018, and so the license continues as only a know-how license.

In addition to patent protection for all of our assets, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. The availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection Immutep can obtain on some or all of our inventions or prevent us from obtaining patent protection either of which could harm our business, financial condition and results of operations. Since patent applications are not published until at least 18 months from their first filing date, we cannot be certain that we were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention and the extent to which the patent clearly describes the best method of working the invention. In short, this means that claims granted in various territories may vary and thereby influence commercial outcomes.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations. We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may also have to participate in pre- or post-grant opposition style proceedings before a national or regional patent office. Any such litigation or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2026, the Company also owns trademark registrations for IMMUTEP in Australia, United States, Europe, United Kingdom, China and Japan.

In fiscal year 2026, Immutep has continued to build its patent portfolio with the addition of 19 new patents for efti, IMP761 and LAG525 (ieramilimab) across several key jurisdictions. Immutep was granted two patents relating to a binding assay used to determine MHC Class II binding activity of LAG-3 protein as a quality control step in the GMP manufacturing process for efti. These patents were granted in Israel and New Zealand.

Immutep significantly expanded its patent estate covering IMP761, its first-in-class LAG-3 agonist antibody for autoimmune diseases. In particular, Immutep received five patents directed to IMP761 in Brazil (two patents), New Zealand (two patents) and Indonesia. Additionally, the Company received seven patents directed to an assay used in measuring the potency of IMP761 as part of quality control processes in manufacturing. These assay-related patents were granted in Europe, Canada, Japan, South Korea, China, Hong Kong and Mexico.

In addition, five patents relating to LAG525 (ieramilimab) were granted in Taiwan, Japan, the United States, Israel and Argentina.

In June 2024, Immutep signed an exclusive License Agreement with Cardiff University, granting the Company the rights to develop and commercialize next-generation anti-LAG-3 small molecules. This agreement builds on years of collaboration between Immutep and Cardiff University’s expert team. The goal of the program was to create an orally available small molecule anti-LAG-3 treatment that offers a more cost-effective alternative to the existing anti-LAG-3 monoclonal and bi-specific antibodies currently on the market or in clinical development. Several promising compounds that block LAG-3 were identified in collaboration with the world leading scientists at Cardiff University.

Immutep has since discontinued the program, although the License Agreement has not been terminated.

In December 2024, Immutep extended its research collaboration agreement with Monash University to continue to progress joint investigations into the structure of LAG-3 and how it interacts with its main ligand, MHC Class II. This work is being led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frederic Triebel.

Patent Portfolio

The following table presents our portfolio of patents and patent applications, including their status (as at June 30, 2026) and title.

Patent Family	Title	Status	Expires

551 (GlaxoSmithKline)	Anti-LAG-3 Binding Proteins	Granted in Europe, Russia, US (x2), Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan (x2), Philippines, Malaysia, India, Nigeria, Brazil and Israel	2034

650 (Immutep S.A.S.)	Use of recombinant LAG-3 or the derivatives thereof for eliciting monocyte immune response	Pending China, Europe and Hong Kong. Granted Australia, China, Macau, Europe (x3), Japan and US (x2)	2028

660 (Immutep S.A.S.)	Combined preparations for the treatment of cancer	Pending in Europe, US and Hong Kong. Granted in Australia, China, Europe (x2), Hong Kong, Korea (x2), Japan (x2) and US (x2)	2034

661 (Immutep S.A.S.)	Treatment of Cancer	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2041

662 (Immutep S.A.S.)	Treatment of Cancer	Pending in Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2043

670 (Immutep S.A.S.)	Combination of efti and a checkpoint inhibitor	Pending in Europe, Russia, US (x2), Canada, Australia, China, Hong Kong, Korea, Japan (x2) and Israel. Granted in Europe (x2), Russia, US (x3), Mexico (x2), Australia, New Zealand (x2), China, Hong Kong (x2), Macau, Korea, Japan (x2), India and Brazil (x2)	2036

671 (Immutep S.A.S.)	Triple combination therapy	Pending Europe, Russia, US, Canada, Mexico, Australia, New Zealand, China, Hong Kong, Korea, Japan, India, Brazil and Israel	2042

672 (Immutep S.A.S.)	Treatment of Cancer	PCT application filed	2045

673 (Immutep S.A.S.)	Triple Combination Therapy	PCT application filed	2045

700 (Immutep S.A.S. & Novartis)	Antibody molecules to LAG-3 and uses thereof	Granted in more than 50 territories	2035

710 (Immutep S.A.S. & Novartis)	Combination therapies comprising antibody molecules to LAG-3	Pending in Europe and US. Granted in Europe and US	2036

761 (Immutep S.A.S.)	Anti-LAG-3 antibodies	Pending in Europe, Russia, US, Canada, Mexico, Australia, China, Hong Kong, Korea, Japan (x2) and Singapore. Granted in Europe, Russia, US, Mexico, Australia, New Zealand (x2), Korea, Japan, Philippines, Malaysia, Indonesia, India, Nigeria, South Africa, Brazil (x2) and Israel	2036

762 (Immutep S.A.S.)	Anti-LAG-3 Binding Molecules	Pending in Europe and US	2040

800 (Immutep S.A.S.)	Binding assay	Pending in Europe, US and Hong Kong. Granted in Russia, Canada, Mexico, Australia, New Zealand, China, Macau, Korea, Japan, India, Brazil and Israel	2037

810 (Immutep S.A.S.)	Assays	Pending in US, Australia, New Zealand, India, Israel and Brazil. Granted in Europe, Russia, Canada, Mexico, China, Hong Kong, Korea and Japan	2040

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

Efti has been evaluated across a range of oncology indications, including non-small cell lung cancer (NSCLC), metastatic breast cancer (MBC), head and neck squamous cell carcinoma (HNSCC), soft tissue sarcoma and urothelial cancer. Following the discontinuation of our Phase III trial in 1st line NSCLC in March 2026 and the completion or discontinuation of certain other studies, we are evaluating the appropriate path forward for efti, including in HNSCC and soft tissue sarcoma. The competitive landscape described below therefore relates to indications in which efti has been, or may in the future be, evaluated.

In advanced or metastatic non-small cell lung cancer not amenable to EGFR- or ALK-targeted therapy, in which efti has been evaluated, platinum-based chemotherapies were mostly replaced as first line therapy by anti-PD-(L)1 monotherapies or anti-PD-(L)1 + chemotherapy combination treatments in recent years. Current developments comprise other targeted therapies for select mutations (e.g., KRAS), improved chemotherapy (e.g. antibody-drug conjugates or ADCs), other immuno-oncology assets (e.g. anti-TIGIT) and bi-specific antibodies, which are engineered to simultaneously target two different antigens or immune checkpoints, are being actively explored to enhance anti-tumor immune responses and overcome resistance mechanisms in NSCLC treatment.

Current treatments for metastatic breast cancer include predominantly PARP inhibitors, CDK4/6 inhibitors, and endocrine based therapies. Thereafter, different types of chemotherapy are usually applied. Efti has been evaluated in combination with chemotherapy regimens, including paclitaxel. ADCs are being developed for patients with HER low expression and may replace chemotherapy here for a subset of patients after exhaustion of endocrine based therapy.

Efti is also being investigated in patients with recurrent/metastatic head and neck squamous cell carcinomas (R/M HNSCC). Current treatments for recurrent HNSCC regardless of PD-L1 score include combination therapy with cetuximab, cisplatin, and 5-fluorouracil (5-FU). More recently, immunotherapy through PD-1 blockade has become an option, either alone or in combination with platinum plus 5-FU and is also being evaluated in combination with bispecific antibodies and other therapeutic candidates. Treatment options remain particularly limited for patients whose tumors do not express PD-L1 (Combined Positive Score below 1), where anti-PD-1 monotherapy has historically demonstrated limited activity and platinum-based chemotherapy combinations remain the principal alternative with substantial toxicity.

Efti has also been evaluated in the neoadjuvant treatment of resectable soft tissue sarcoma in an investigator-initiated trial. Standard management in this setting is generally based on surgical resection, with radiotherapy and, in selected high-risk patients, chemotherapy. Immunotherapy approaches, including checkpoint inhibitors and combinations with radiotherapy, are being explored by other companies and academic groups in sarcoma subtypes, and any such approaches may compete with efti if it is developed further in this indication.

In urothelial carcinoma, the treatment landscape has shifted significantly in recent years, with antibody-drug conjugate and checkpoint inhibitor combinations becoming the standard of care in the first-line setting.

Our lead clinical candidate in autoimmune diseases, IMP761, is a first-in-class LAG-3 agonist antibody that is designed to enhance the brake function of LAG-3 on T cells to restore balance to the immune system and address the underlying cause of many autoimmune disorders. We are aware of other companies developing checkpoint agonists or inhibitory receptor agonists, including those targeting PD-1 and CTLA-4, as well as regulatory T cell-directed therapies, cytokine-based approaches and established immunosuppressive and biologic therapies, for autoimmune indications that we may pursue in the future.

We were also pursuing an early-stage research program, under an exclusive license agreement with Cardiff University, directed to orally available small molecule inhibitors of LAG-3. We have discontinued this program, although the license agreement has not been terminated.

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

Regulatory Authorities

Our ongoing research and development, clinical, regulatory, commercial and manufacturing activities of our pharmaceutical products are subject to extensive regulation by numerous governmental authorities, including (i) in Australia, principally the Therapeutic Goods Administration, or TGA; (ii) in the United States, principally the Food and Drug Administration, or FDA; and (iii) in Europe, principally the European Medicines Agency, or EMA and local competent authorities, Human Research Ethics Committees (HRECs), ethics committees (ECs), institutional review boards (IRBs) and other regulatory authorities at federal, state or local levels. We, along with our third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval and post-approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

United States – FDA process

In the United States, the FDA regulates drugs and biological products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, the Public Health Service Act and their implementing regulations, which govern, among other matters, the testing, manufacturing, safety, efficacy, labeling, storage, recordkeeping, advertising and promotion of such products. The process of obtaining FDA approval and achieving and maintaining compliance with applicable laws and regulations requires the expenditure of substantial time and financial resources.

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

Sponsors must submit annual reports to the FDA for active INDs and must submit expedited safety reports to the FDA and participating investigators when applicable reporting criteria are met, including for certain serious and unexpected suspected adverse reactions. For purposes of an NDA/BLA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap:

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

•

Phase IV: Following approval of an NDA or BLA, the FDA may require, or the sponsor may agree to conduct, post-marketing studies or clinical trials to further evaluate the product’s safety, efficacy, purity or potency. Such studies are commonly referred to as Phase IV or post-marketing studies.

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

European Union

In the European Economic Area, or EEA, which is comprised of the Member States of the EU plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. Clinical trials in the European Union are governed by Regulation (EU) No 536/2014, or the Clinical Trials Regulation, which entered into application on January 31, 2022 and became fully applicable to all ongoing clinical trials on 31 January 2025, following the end of the three-year transition period. Sponsors submit clinical trial applications and related information through the Clinical Trials Information System, or CTIS, which provides a single entry point for submission and assessment. Applications are assessed through a coordinated procedure involving the concerned Member States, and the authorization and oversight of clinical trials remain the responsibility of the relevant national competent authorities and ethics committees of the EU/EEA Member States. Information and documents submitted through CTIS are made publicly available in accordance with the Clinical Trials Regulation and the applicable CTIS transparency rules, subject to the protection of personal data, commercially confidential information and other legally protected information.

After we have completed our clinical trials, we must obtain marketing authorization before we can market our product. We plan to submit applications for marketing authorizations under a centralized procedure. Under the centralized procedure, the EMA conducts the scientific assessment of the application and the European Commission grants a single marketing authorization that is valid throughout the European Union and, following the applicable procedures, the EEA.

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

If any of our products receive marketing approval in the EEA, we expect that, under the current EU framework, they will benefit from eight years of regulatory data protection followed by two years of market protection. This means that a biosimilar application referencing Immutep’s safety and efficacy data held on file cannot be filed until the end of the eight-year data protection period, and the biosimilar cannot be placed on the market until a further two years have elapsed (8 + 2). The market protection period may be extended by one additional year (8 + 2 + 1) where, during the first eight years, authorization is obtained for one or more new therapeutic indications that are considered to provide a significant clinical benefit compared with existing therapies.

In December 2025, the European Parliament and the Council of the European Union reached provisional political agreement on a comprehensive reform of the EU pharmaceutical legislation. On September 28, 2026, the Council formally adopted its position on the new legislation, which remains subject to final approval by the European Parliament and publication in the Official Journal of the European Union. The new legislation is expected to enter into force 20 days after publication, followed by a transition period of approximately two years during which EU Member States will be required to align their national laws with the new rules. The reform is expected to introduce changes affecting regulatory procedures, incentives for innovation, data and market protection, the availability of medicines and other aspects of the pharmaceutical regulatory framework, including potential changes to the 8 + 2 + 1 rule. The final terms and their application to our product candidates will be further clarified following completion of the legislative process and the publication of the new legislation.

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

In September 2023, Immutep received regulatory authorization for efti manufactured at commercial 2,000L scale for use in clinical trials across multiple European countries and the United States. This followed the scale up of the manufacturing process of efti (from the 200L process) to 2,000L scale at WuXi Biologics. See “—Efti Manufacturing” above regarding differences between efti manufactured at 200L and 2,000L scale identified in the root cause analysis following the discontinuation of TACTI-004.

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

We receive tax incentives from the Australian, French and German Governments for research and development activities (R&D activities).

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

A. Operating Results

Results of Operations

Comparison of Fiscal Year Ended June 30, 2026 to Fiscal Year Ended June 30, 2025.

Revenue

Licensing revenue was A$14.56 million in fiscal year 2026 compared to nil in fiscal year 2025. The Company received a US$20.0 million (A$28.8 million) upfront eftilagimod license fee from Dr. Reddy’s in January 2026, of which US$2.7 million (A$4.1 million) was recognized as revenue and US$17.3 million (A$25.8 million) as unearned revenue in the Company’s Half-Year Report at December 31, 2025. Following the discontinuation of TACTI-004, Immutep repaid US$10.0 million (A$14.3 million) to Dr. Reddy’s in June 2026, reducing the unearned revenue accordingly. During fiscal year 2026, Immutep fulfilled all performance obligations associated with the balance of the upfront payment and therefore recognized US$10.0 million (A$14.6 million) in total as revenue from the licensing and collaboration partner. There was no unearned revenue as at June 30, 2026. USD amounts are translated at the respective transaction-date exchange rates, which is why identical USD amounts appear at different AUD values.

Other Income

The research material sales decreased slightly from A$0.06 million in fiscal year 2025 to A$0.04 million in fiscal year 2026.

Total revenue and other income increased by A$13.9 million to A$24.2 million for fiscal year 2026 from A$10.3 million for fiscal year 2025, primarily due to the recognition of A$14.6 million of license revenue from the licensing and collaboration partner Dr. Reddy’s, representing an R&D funding payment intended to support current product development activities for efti. Interest income decreased by A$2.3 million from A$5.3 million in fiscal year 2025 to A$3.0 million in fiscal year 2026, mainly due to the lower cash at bank and short-term investment balances.

In fiscal year 2026, grant income was A$5.34 million compared to A$4.97 million in fiscal year 2025. The Company received funding through government research incentive programs during fiscal year 2026, including receipts under France’s Crédit d’Impôt Recherche program and, for the first time, Germany’s Forschungszulage R&D tax incentive program.

Net gain on foreign exchange was A$1.23 million in fiscal year 2026 compared with a net loss on foreign exchange of A$1.53 million in fiscal year 2025 due to fluctuations in currency exchange rates.

Research & Development and Intellectual Property Expenses

Research and development and intellectual property expenses increased from A$61.41 million in fiscal year 2025 to A$91.95 million in fiscal year 2026. The increase is mainly attributable to increases in clinical trial activity and associated expenses, together with higher manufacturing costs for efti. During the fourth quarter of fiscal year 2026, research and development expenditure increased as a result of TACTI-004 close-out activities and the comprehensive root cause analysis following discontinuation of the Phase III study. These expenses are expected to reduce significantly in future periods as trial close-out activities conclude. Fiscal year 2026 also included an A$3.1 million non-cash impairment charge on the intellectual property intangible asset relating to the patents held on efti from the acquisition of Immutep S.A. (now Immutep S.A.S.) in 2014, following the discontinuation of TACTI-004.

Research and development and intellectual property expense primarily relates to external and internal costs incurred in connection with the discovery, development, manufacturing and regulatory advancement of our product candidates, as well as costs associated with the protection and maintenance of our intellectual property portfolio.

We track the majority of our external research and development expenses by major development activities. In some cases, we also track by clinical programs where costs are directly attributable, including external clinical trial costs, third-party manufacturing activities and certain regulatory and development services. Most of our internal research and development expenses support multiple programs and are tracked by major development activities but are not attributed to individual projects, as such costs are not meaningfully attributable on a standalone program basis.

The following table summarizes our research and development and intellectual property expenses by major activities for the periods presented, together with a reconciliation to total research and development and intellectual property expenses on the Statements of Comprehensive Income.

Research & development and intellectual property expenses by Major Activity	FY2026	FY2025
Clinical trial costs[1]	62,126,265	44,677,614
Clinical trial for Eftilagimod Alfa	55,987,229	38,788,368
Clinical trial for IMP761	2,780,033	2,662,927
Clinical trial cost not allocated to product level[1,2]	3,359,003	3,226,319
Manufacturing[1]	16,858,808	6,939,082
Eftilagimod Alfa	14,370,042	5,206,052
IMP761	802,079	368,707
Manufacturing cost not allocated to product level[1,3]	1,686,687	1,364,323
Regulatory affairs, medical & quality[1]	2,907,954	3,369,273
Impairment of intellectual property	3,090,650	—
Amortization of intellectual property	2,145,620	2,086,441
Pre-clinical research[1]	1,647,308	1,423,082
R&D admin and other[1,4]	1,163,552	1,045,796
Intellectual property management[1]	2,006,762	1,869,245

Total Research & development and intellectual property expenses	91,946,919	61,410,533

1.	The cost includes internal personnel costs attributed to major activities based on primary job function of each employee
2.	Mainly staff cost and overhead for clinical department employees
3.	Mainly staff costs and overheads associated with employees who manage manufacturing-related activities
4.	R&D admin and other primarily relate to R&D administrative staff costs, shared research facility, R&D admin activities and other R&D development support costs.

Corporate Administrative Expenses

Corporate administrative expenses for fiscal year 2026 were A$9.58 million compared to A$8.64 million for fiscal year 2025, mainly attributable to increased overhead costs.

Change in fair value of convertible note liability

The net change in fair value of the convertible note liability was A$0.01 million for fiscal year 2026 compared to A$0.14 million for fiscal year 2025. On July 18, 2025, the remaining convertible notes were converted into 7,441,304 ordinary shares and no convertible notes remain outstanding.

Net change in fair value of derivative financial instrument

Immutep recognized a net loss of A$1.87 million in fiscal year 2026 (fiscal year 2025: net gain of A$0.01 million) arising from the change in fair value of forward exchange contracts not designated as hedging instruments. The forward exchange contract outstanding at June 30, 2025 matured on April 28, 2026 and was settled during the year. No forward exchange contracts were outstanding at June 30, 2026.

Net Loss

The loss after tax for fiscal year 2026 of A$79.3 million was higher compared to A$61.4 million for fiscal year 2025. This increase was mainly attributable to the increase in research and development and intellectual property expenses (including TACTI-004 close-out costs and the A$3.1 million impairment charge), the net loss on forward exchange contracts and lower interest income, partially offset by the recognition of A$14.6 million of license revenue from Dr. Reddy’s.

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

The following table summarizes our research and development and intellectual property expenses by major activities for the periods presented, together with a reconciliation to total research and development and intellectual property expenses on the Statements of Comprehensive Income.

Research & development and intellectual property expenses by Major Activity	FY2025	FY2024
Clinical trial costs[1]	44,677,614	25,801,018
Clinical trial for Eftilagimod Alfa	38,788,368	22,483,746
Clinical trial for IMP761	2,662,927	328,953
Clinical trial cost not allocated to product level[1,2]	3,226,319	2,988,319
Manufacturing[1]	6,939,082	4,412,294
Eftilagimod Alfa	5,206,052	2,624,587
IMP761	368,707	970,019
Manufacturing cost not allocated to product level[1,3]	1,364,323	817,688
Regulatory affairs, medical & quality[1]	3,369,273	2,897,009
Impairment of intellectual property	—	—
Amortization of intellectual property	2,086,441	1,964,566
Pre-clinical research[1]	1,423,082	4,204,750
R&D admin and other[1,4]	1,045,796	879,663
Intellectual property management[1]	1,869,245	1,387,424

Total Research & development and intellectual property expenses	61,410,533	41,546,724

1.	The cost includes internal personnel costs attributed to major activities based on primary job function of each employee
2.	Mainly staff cost and overhead for clinical department employees
3.	Mainly staff costs and overheads associated with employees who manage manufacturing-related activities
4.	R&D admin and other primarily relate to R&D administrative staff costs, shared research facility, R&D admin activities and other R&D development support costs.

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

New Accounting Standards and Interpretations Not Adopted

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for June 30, 2026 reporting periods and have not been adopted early by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below:

AASB 2024-2 Amendments to Australian Accounting Standards - Classification and Measurement of Financial Instruments [AASB 7 (IFRS 7) & AASB 9 (IFRS 9)] (effective for annual periods beginning on or after January 1, 2026)

On July 29, 2024, the AASB issued targeted amendments to AASB 9 (IFRS 9) and AASB 7 (IFRS 7) to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

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

AASB 18 (IFRS 18) Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027)

AASB 18 (IFRS 18) will replace AASB 101 (IAS 1) Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB 18 (IFRS 18) will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•

Although the adoption of AASB 18 (IFRS 18) will have no impact on the Group’s results, the Group expects that grouping items of income and expenses in the statement of comprehensive income into the new categories will impact how operating profit or loss is calculated and reported. From the high-level impact assessment that the Group has performed, the following items might potentially impact operating profit or loss:

•

AASB 18 (IFRS 18) has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the Group currently recognizes some gains or losses in operating profit and others in finance costs, there might be a change to where these gains or losses are recognized, and the Group is currently evaluating the need for change.

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

The Group will apply the new standard for annual reporting periods beginning on or after January 1, 2027, being the fiscal year beginning July 1, 2027 and ending June 30, 2028. Retrospective application is required, and so the comparative information for the fiscal year ending June 30, 2027 and year ended June 30, 2026 will be restated in accordance with AASB 18 (IFRS 18).

New and amended standards adopted by the Group

Immutep has applied the following standards and amendments for the first time for its annual reporting period commencing July 1, 2025:

•	AASB 2023-5 Amendments to Australian Accounting Standards — Lack of Exchangeability [AASB 1 (IAS 1), AASB 121 (IAS 21) & AASB 1060] (effective for annual periods beginning on or after January 1, 2025)

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

B. Liquidity and Capital Resources

Since our inception, our operations have mainly been financed through the issuance of equity securities. Additional funding has come through convertible notes, exercise of US warrants, operating grants and interest earned from cash on term deposits. For further information, refer to notes 11,18 and 23 to our audited financial statements included in this annual report.

Capital Requirements

As of June 30, 2026, Immutep’s cash and cash equivalents and term deposit position totals approximately A$68.9 million, comprising A$63.7 million of cash and cash equivalents and A$5.2 million in term deposits recognized as short-term investments. Following the TACTI-004 outcome, Immutep implemented a series of cost reduction initiatives, including a targeted reduction in headcount and lower operating expenditure. Based on our current cash flow forecasts, we anticipate that our available cash resources will be sufficient to support operations well into the first half of calendar year 2028. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or aspects of our operations.

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

Off-Balance Sheet Arrangements

During fiscal years 2026, 2025 and 2024, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 12 months	Between 1 and 5 years	> 5 years	Total contractual cash flows	Carrying Amount
At June 30, 2026	$	$	$	$	$
Trade and other payables	13,411,441	—	—	13,411,441	13,411,441
Other non-current liabilities	—	6,461,083	—	6,461,083	6,461,083
Lease liability	331,715	804,437	—	1,136,152	1,047,526

Total	13,743,156	7,265,520	—	21,008,676	20,920,050

Contingent liabilities

Immutep did not have any material contingent liabilities outstanding as of June 30, 2026 and June 30, 2025.

Capital commitments

Immutep did not have any material capital expenditure commitments as of June 30, 2026 and June 30, 2025.

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

	Fiscal Year	Number of Shares	Net Proceeds (in A$)
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights and warrants	2021	260,521,997	52,429,303
Ordinary Shares – private placement, share purchase plan, conversion of convertible notes, exercise of performance rights	2022	118,086,880	53,985,452
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, conversion of convertible notes, exercise of performance rights	2023	321,066,394	78,864,446
Ordinary Shares – private placement, retail entitlement offer, share purchase plan, exercise of performance rights	2024	265,306,081	95,832,984
Ordinary Shares – exercise of performance rights	2025	7,777,285	2,626,643	*
Ordinary Shares — conversion of convertible notes, conversion of warrants and exercise of performance rights	2026	13,331,731	2,920,351	*

*	non-cash transaction: the amounts above are the amounts transferred to contributed equity.

In July 2017, we issued American Depositary Shares (ADSs) for cash consideration totaling A$6,561,765. We issued warrants to purchase up to 1,973,451 of our ADSs. The warrants expired on January 5, 2023. During the fiscal year 2022, 1,347,211 of these warrants were exercised at US$2.49 each and 206,507 warrants expired on January 5, 2023.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended June 30,
	2026	2025	2024
	A$	A$	A$
Net cash used in operating activities	(55,463,739)	(62,049,706)	(34,821,229)
Net cash provided by (used in) investing activities	56,461,519	(38,533,210)	(21,018,677)
Net cash provided by (used in) financing activities	(214,424)	(525,121)	95,180,070
Net increase (decrease) in cash and cash equivalents	783,356	(101,108,037)	39,340,164
Effect of exchange rate on cash and cash equivalents	(4,519,013)	6,726,105	(967,733)
Cash and cash equivalents at beginning of period	67,408,215	161,790,147	123,417,716
Cash and cash equivalents at end of period	63,672,558	67,408,215	161,790,147

Operating Activities

Net cash used in operating activities was A$55.46 million, A$62.05 million and A$34.82 million during fiscal years 2026, 2025 and 2024, respectively. Payments to suppliers and employees in operating activities mainly relate to R&D and administrative costs. Payments to suppliers and employees increased by A$6.66 million during fiscal year 2026, mainly attributable to increased costs related to the clinical trials, including TACTI-004 close-out activities. Net cash used in operating activities in fiscal year 2026 also reflects cash receipts from license revenue of A$28.85 million, the repayment of the upfront license fee of A$14.26 million to Dr. Reddy’s, and the settlement of a derivative financial instrument of A$1.86 million.

During fiscal years 2026, 2025 and 2024, our payments to suppliers and employees were offset by interest income received of A$3.5 million, A$3.7 million and A$3.7 million respectively, and grant income received of A$4.9 million, A$4.2 million and A$3.8 million respectively.

Investing Activities

Net cash inflow from investing activities was A$56.46 million during fiscal year 2026, compared to net cash outflows of A$38.53 million during fiscal year 2025 and A$21.02 million during fiscal year 2024. The net cash inflow for fiscal year 2026 was mainly due to proceeds from the liquidation and use of term deposit investments of A$61.58 million, partially offset by the acquisition of investments of A$5.0 million. The net cash outflow for fiscal years 2025 and 2024 was due to the acquisition of term deposit investments and purchase of equipment.

Financing Activities

Net cash outflow used in financing activities was A$0.21 million in fiscal year 2026 compared to A$0.53 million in fiscal year 2025 and net cash inflow provided by financing activities of A$95.2 million in fiscal year 2024. Net cash used by or provided by financing activities during (i) fiscal year 2026 was attributable to principal elements of lease payments; (ii) fiscal year 2025 was primarily attributable to lease payments and capital raising transaction costs paid relating to the fiscal year 2024 capital raising; and (iii) fiscal year 2024 was primarily attributable to a capital raising of A$100.2 million in June 2024, which consisted mostly of an entitlement offer to shareholders in Australia.

At June 30, 2026, we had A$63.67 million in cash and cash equivalents and bank term deposits of A$5.20 million, compared to June 30, 2025, when we had A$67.41 million in cash and cash equivalents and A$62.28 million in bank term deposits. Although operating, investing and financing activities together resulted in a net increase in cash and cash equivalents of A$0.78 million during fiscal year 2026, cash and cash equivalents decreased by A$3.74 million over the year due to an unfavorable effect of exchange rate changes of A$4.52 million. In fiscal year 2025, the net decrease in cash and cash equivalents of A$101.11 million was reduced by a favorable effect of exchange rate changes of A$6.73 million. At June 30, 2024, we had A$161.8 million in cash and cash equivalents and A$20.09 million in bank term deposits. Bank term deposits with maturities of more than 3 months and less than 12 months have been recognized as short-term investments.

Immutep is subject to risks common to companies in the biotechnology industry, including, but not limited to, risks of delays in initiating or continuing research programs and clinical trials, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval for any drug product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, if approved, dependence on key personnel and collaboration partners, protection of proprietary technology, compliance with government regulations, the development of technological innovations by competitors, and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if the Company’s research and development efforts are successful, it is uncertain when, if ever, the Group will realize significant revenue from product sales.

Immutep has historically been unprofitable and anticipates that it will continue to incur losses for the foreseeable future. Immutep has funded these losses through a combination of equity financings, debt financings and various license and collaboration agreements, and it expects it will continue to do so until such time as it can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its drug candidates. Although management continues to pursue these plans, there is no assurance that Immutep will be successful in obtaining sufficient funding on terms acceptable to Immutep to fund continuing operations, if at all.

C. Research and Development, Patents and Licenses

For a description of our research and development programs and activities, see “Item 4. Information on the Company—B.— Business Overview —Background.” For a description of the amount spent during each of the last three fiscal years on company-sponsored research and development activities, as well as a breakdown of research and development and intellectual property expenses by major activity, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

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

Following the discontinuation of the TACTI-004 Phase III trial in March 2026 and the progressive completion of trial close-out activities, it is expected that our research and development expenses will reduce significantly in the immediate future. The Company implemented a series of cost reduction initiatives following the TACTI-004 outcome, including a targeted reduction in headcount and lower operating expenditure. Our immediate priorities are determining the appropriate path forward for efti in light of the ongoing root cause analysis, advancing IMP761 through its Phase I trial in autoimmune disease, continuing to obtain follow-up data from certain studies, and maintaining disciplined capital allocation.

Expenses relating to IMP761, Immutep’s proprietary product candidate and the world’s first LAG-3 agonist antibody for autoimmune diseases, are expected to continue as the Phase I trial progresses through its multiple ascending dose phase.

E. Critical Accounting Estimates

See “Item 18. Financial Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth our directors and senior management and the positions they hold.

Name	Position
Dr Russell Howard (1)	Non-Executive Chairman

Mr Marc Voigt	Executive Director & Chief Executive Officer

Prof. Frédéric Triebel	Executive Director & Chief Scientific Officer

Ms Lis Boyce (2)	Non-Executive Director

Ms Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Mr Christian Mueller	Chief Development Officer

Dr Stephan Winckels	Chief Medical Officer

(1)	Chair of the Remuneration Committee and member of the Audit & Risk Committee.
(2)	Member of the Remuneration Committee and Audit & Risk Committee; interim chair Audit & Risk Committee from October 9, 2026.

Dr. Russell Howard, Ph.D.

Dr. Russell Howard has been a Non-Executive Director of Immutep since May 8, 2013 and has been appointed as Non-Executive Chairman on November 17, 2017. He is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 140 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. After its spin-out from GlaxoWellcome, as Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$260.0 million. Maxygen developed and partnered dozens of technology applications and products over 12 years of his tenure as CEO. After leaving Maxygen in 2008, he started the Cleantech company Oakbio Inc. (dba NovoNutrients) and remains involved in several innovative companies in the USA and Australia. He is currently Non-Executive Chairman of NeuClone Pty Ltd.

Ms Lis Boyce

Ms Boyce has been a Non-Executive Director of Immutep since April 11, 2023. Ms Boyce is a senior corporate lawyer with over 35 years’ experience including capital raising, strategic collaborations, corporate governance and mergers & acquisitions. She has been a partner in Piper Alderman’s corporate team since January 2021, and co-chairs the firm’s Life Sciences & Healthcare focus group. Prior to Piper Alderman, Lis has held various leadership roles at Dentons and DibbsBarker. Lis’ strong focus on Life Sciences is reflected in her appointment as Chair of AusBiotech’s NSW State Committee. Lis is a Graduate of the Australian Institute of Company Directors, and a Fellow of the Governance Institute of Australia.

Mr. Marc Voigt

Marc has been Chief Executive Officer of Immutep since July 9, 2014. He has more than 25 years of experience in the financial and biotech industry, having joined the Immutep team in 2011 as the General Manager, European Operations based in Berlin, Germany. In 2012, he became Immutep’s Chief Business Officer and Chief Financial Officer and in 2014 he became Immutep’s Chief Executive Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurance and funds, he moved to net.IPO AG, a publicly listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specializing in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectively, where he handled several successful licensing transactions and financing rounds. Since 2001, Marc has been a judge and coach in BPW, Germany’s largest regional start-up initiative. He is also member of the investment committee of an Australian venture capital fund and a non executive director of a small private Australian biotech company.

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

Mr. Christian Mueller

Mr Mueller, MSc BBA, has worked in the field of clinical development of oncology drugs for nearly two decades and joined Immutep in 2016. He brings broad expertise in the clinical development and regulatory field. Mr Mueller has successfully led multiple clinical studies, cross-functional teams and multiple scientific advice meetings with competent regulatory authorities around the world. After completing his Master of Science in Biotechnology at the Technical University Berlin, he joined Medical Enzymes AG where he focused on developing therapeutic enzymes for the treatment of cancer. Subsequently, Mr Mueller worked with Ganymed Pharmaceuticals AG in developing ideal monoclonal antibodies in the field of immuno-oncology. While there he was responsible for the clinical program for its lead antibody zolbetuximab, its core asset that led to a $1.2 billion USD acquisition by Astellas in 2016.

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

Executive Compensation

The following table sets forth all of the compensation awarded to, earned by or paid to each individual who served as directors and executive officers in fiscal year 2026.

	Short-term Benefits				Post-Employment Benefits	Other Benefits	Share-based Payments				Total

	Salary and fees $		Cash bonus $	Non Monetary Social Security* $	Superannuation/ Retirement benefits $	Annual Leave & Long Services Leave $	Executive Performance Rights# $		Non-executive Performance Rights# $		$
Dr R Howard	117,894		—	—	14,147	—	—		181,320	[1]	313,361
Mr P Meyers[2]	10,417		—	—	—	—	—		356,786		367,203
Ms L Boyce	60,294		—	—	7,235	—	—		144,140	[3]	211,669
Mr M Voigt	615,275	**	256,370	33,155	—	75,235	249,118	[4]	—		1,229,153
Dr F Triebel	356,337	***	168,999	220,737	12,508	48,394	189,200	[5]	—		996,175
Other Key Management Personnel
Ms D Miller	330,041	****	125,000	—	62,649	44,998	139,515	[5]	—		702,203
Mr C Mueller	385,816		85,357	35,018	—	43,847	111,110	[6]	—		661,148
Dr S Winckels	346,813		—	22,729	—	29,825	82,243	[7]	—		481,610

	2,222,887		635,726	311,639	96,539	242,299	771,186		682,246		4,962,522

#

The remuneration recognized for Non-Monetary benefits and Executive and Non-Executive performance rights is measured in accordance with AASB 2 Share Based Payments at the historical grant date fair value. If the amounts related to unvested performance rights were measured at the June 30, 2026 share price, the amounts disclosed would be negative $181,686 for Non-Executive Performance Rights and negative $201,209 for Executive Performance Rights due to the significant decline in the share price following the discontinuation of TACTI-004. The amounts are negative because, for the tranches vesting in the current and future years, share-based payment expense is recognized from the grant date over the relevant service period and measured at the grant date fair value, which is significantly higher than the share price as at June 30, 2026. Remeasuring those amounts at June 30, 2026 share price therefore gives rise to a net reversal of expense.

*

Non-monetary benefits include compulsory employer funded social security contributions (A$33,155 for Mr M Voigt, A$220,737 for Dr F Triebel, A$35,018 for Mr C Mueller and A$22,729 for Dr S Winckels) which are paid directly by the Company to Government authorities in line with German, French and Netherlands regulations.

**	The cash salary for Mr Voigt increased by EUR32,500 per annum effective July 2025.
***	The cash salary for Dr Triebel increased by EUR18,800 per annum effective July 2025.
****	The cash salary for Ms. Miller increased by A$30,000 per annum effective July 2025.
1

On November 23, 2023, Dr Russell Howard was issued an additional 178,356 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the 2023 Annual General Meeting. The number of performance rights granted was calculated based on 3.57 years of directors’ fees at $16,500 per annum divided by $0.33 (being the 5-day VWAP up to and including July 20, 2023). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 28,356 performance rights vested on October 24, 2023 (in recognition of service from April 1, 2023 to October 23, 2023). The second tranche of 50,000 performance rights vested on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 50,000 performance rights vested on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 50,000 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026). On December 5, 2025, Dr Russell Howard was issued 1,573,646 performance rights to vest over 4 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholders’ approval received at the 2025 Annual General Meeting. The number of performance rights granted was calculated based on approximately 1 year of incremental directors’ fees at $60,000 per annum and approximately 3 years’ worth of directors’ fees totalling $317,675 divided by $0.24 (being the 5-day VWAP up to and including June 30, 2025), less the number of performance rights approved on November 23, 2023 with respect to overlapping service periods. However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 250,000 performance rights vested on December 1, 2025 (in recognition of service from December 1, 2024 to November 30, 2025). The second tranche of 400,154 performance rights are due to vest on December 1, 2026 (in recognition of service from December 1, 2025 to November 30, 2026). The third tranche of 461,746 performance rights are due to vest on December 1, 2027 (in recognition of service from December 1, 2026 to November 30, 2027). The fourth tranche of 461,746 performance rights are due to vest on December 1, 2028 (in recognition of service from December 1, 2027 to November 30, 2028).

2

Mr Pete Meyers resigned as non-executive director effective October 2, 2026. On December 16, 2022, Mr Pete Meyers was issued 1,166,667 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the Annual General Meeting on November 23, 2022. As indicated in the 2022 Annual General Meeting notice of meeting, the number of performance rights was calculated based on 3 years of directors’ fees at $105,000 per annum divided by $0.27 (being the 5-day VWAP up to and including September 12, 2022). However, the fair value of his performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 388,889 performance rights vested on October 1, 2024 (being for service from October 1, 2023 to September 30, 2024). The second tranche of 388,889 performance rights vested on October 1, 2025 (being for service from October 1, 2024 to September 30, 2025). The third tranche of 388,889 performance rights is due to vest on October 1, 2026 (being for service from October 1, 2025 to September 30, 2026). On December 5, 2025, Mr Pete Meyers was issued 2,058,631 performance rights to vest over 3 tranches in lieu of cash for his services as a non-executive director, in accordance with shareholders’ approval received at the 2025 Annual General Meeting. The number of performance rights granted was calculated based on approximately 3 years of directors’ fees at $169,000 per annum divided by $0.26 (being the 5-day VWAP up to and including October 1, 2025) plus an additional $28,244 worth of performance rights to cover the period from October 1, 2026 to November 30, 2026 (an adjustment of approximately 2 months). However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 758,631 performance rights is due to vest on December 1, 2027 (in recognition of service from October 1, 2026 to November 30, 2027). The second tranche of 650,000 performance rights is due to vest on December 1, 2028 (in recognition of service from December 1, 2027 to November 30, 2028). The third tranche of 650,000 performance rights is due to vest on December 1, 2029 (in recognition of service from December 1, 2028 to November 30, 2029).

3

On November 23, 2023, Ms Lis Boyce was issued 589,955 performance rights to vest over 4 tranches in lieu of cash for her services as a non-executive director, in accordance with the shareholder approval received at the 2023 Annual General Meeting. The number of performance rights granted was calculated based on 3.54 years of directors’ fees at $55,000 per annum divided by $0.33 (being the 5-day VWAP up to and including July 20, 2023). However, the fair value of her performance rights reflects the prevailing share price at the date of shareholder approval. The first tranche of 89,954 performance rights vested on grant date (in recognition of service from April 11, 2023 to October 23, 2023). The second tranche of 166,667 performance rights vested on December 1, 2024 (in recognition of service from October 24, 2023 to October 23, 2024). The third tranche of 166,667 performance rights vested on December 1, 2025 (in recognition of service from October 24, 2024 to October 23, 2025). The fourth tranche of 166,667 performance rights are due to vest on December 1, 2026 (in recognition of service from October 24, 2025 to October 23, 2026). On December 5, 2025, Ms Boyce was issued 707,232 performance rights to vest over 3 tranches in lieu of cash for her services as a non-executive director, in accordance with shareholders’ approval received at the 2025 Annual General Meeting. The number of performance rights granted was calculated based on approximately 2 years of directors’ fees at $76,956 per annum divided by $0.26 (being the 5-day VWAP up to and including October 1, 2025) plus an additional $29,968 worth of performance rights to cover the period from October 24, 2025 to November 30, 2026. However, the fair value of the performance rights reflects the prevailing share price as at the date of shareholder approval. The first tranche of 115,262 performance rights is due to vest on December 1, 2026 (in recognition of service from December 1, 2025 to November 30, 2026). The second tranche of 295,985 performance rights is due to vest on December 1, 2027 (in recognition of service from December 1, 2026 to November 30, 2027). The third tranche of 295,985 performance rights is due to vest on December 1, 2028 (in recognition of service from December 1, 2027 to November 30, 2028).

4

On December 1, 2021, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the Annual General Meeting on November 26, 2021. One-third vested on October 1, 2023; one-third vested on October 1, 2024, and one-third vested on October 1, 2025. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board. On December 5, 2024, Mr Marc Voigt was issued 3,600,000 performance rights to vest over 3 tranches, in accordance with shareholder approval received at the Annual General Meeting on November 22, 2024. One-third is due to vest on December 1, 2026; one-third is due to vest on December 1, 2027, and one-third is due to vest on December 1, 2028. Vesting is contingent upon the executive being continuously employed in good standing through the vesting period and dependent upon Mr Voigt meeting KPIs as determined by the Board. All performance rights are subject to accelerated vesting according to agreed terms in each person’s contract. For other information concerning Performance Rights please refer to the summaries below.

5

On December 1, 2021, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the Executive Incentive Plan (EIP). The first tranche representing one-third vested on October 1, 2023; the second tranche representing one-third vested on October 1, 2024 and the third tranche representing one-third vested on October 1, 2025. On December 5, 2024, Ms Deanne Miller and Dr Frederic Triebel were issued 1,800,000 and 2,700,000 performance rights respectively under the EIP. The first tranche representing one-third is due to vest on December 1, 2026; the second tranche representing one-third is due to vest on December 1, 2027 and the third tranche representing one-third is due to vest on December 1, 2028. Vesting is contingent upon the executives being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Ms Miller and Dr Triebel’s contracts.

6

On December 1, 2021, Mr C Mueller was issued 1,400,000 performance rights under the Executive Incentive Plan (EIP). The first tranche representing one-third vested on October 1, 2023; the second tranche representing one-third vested on October 1, 2024 and the third tranche representing one-third vested on October 1, 2025. On December 5, 2024, Mr C Mueller was issued 1,400,000 performance rights under the EIP. The first tranche representing one-third is due to vest on December 1, 2026; the second tranche representing one-third is due to vest on December 1, 2027 and the third tranche representing one-third is due to vest on December 1, 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights are subject to accelerated vesting according to the agreed terms of Mr Mueller’s contract.

7

On October 13, 2025, Dr Winckels was issued 758,059 performance rights under the Executive Incentive Plan (EIP). The first tranche of 92,935 performance rights vested on December 1, 2025; the second tranche of 221,708 performance rights is due to vest on December 1, 2026; the third tranche of 221,708 performance rights is due to vest on December 1, 2027, and the fourth tranche of 221,708 performance rights is due to vest on December 1, 2028. Vesting is contingent upon the executive’s being continuously employed in good standing through the vesting period and meeting KPIs. The performance rights were subject to accelerated vesting according to agreed terms in Dr Winckels’ contract.

Service Agreements

The following members of key personnel have service agreements as at June 30, 2026 as follows:

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

Base salary	€357,500

Dr. Frédéric Triebel	Chief Scientific Officer & Executive Director

Agreement commenced:	December 12, 2014

Details	Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 6-month notice period as set forth in the CBA.

The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.

Base salary	€207,240

Ms. Deanne Miller	Chief Operating Officer, General Counsel & Company Secretary

Agreement commenced:	October 17, 2012

Details	The agreement can be terminated with 6 months’ notice.

Immutep may make payments of base salary in lieu of the notice period.

Base salary	A$330,040

Mr Christian Mueller	Chief Development Officer

Agreement commenced:	December 1, 2024

Details	The agreement can be terminated with 3 months’ notice.

Immutep may make payments of base salary in lieu of the notice period.

Mr Mueller changed from full time to 4 days per week from May 2026.

Base salary	€185,200

Dr Stephan Winckels	Chief Medical Officer

Agreement commenced:	July 1, 2025

Details	The agreement can be terminated with 3 months’ notice.

Immutep may make payments of base salary in lieu of the notice period.

Dr Winckels changed from full time to 24 hours per week from June 2026.

Base salary	€138,000

Under the cash bonus scheme approved by the Board of directors in February 2020, Mr. Marc Voigt, Dr. Frederic Triebel and Ms. Deanne Miller are each entitled to a cash bonus of A$300,000 and Mr Christian Mueller is entitled to a cash bonus of A$150,000 conditional on meeting predetermined KPIs that are designed to support our corporate strategy to develop product candidates to sell, license or partner with large pharmaceutical companies at key value inflection points or on a change of control. As at June 30, 2026, no obligation has arisen for recognition.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.

Executive Incentive Plan

The current Executive Incentive Plan, or EIP, was approved by shareholders at our Annual General Meeting in November 2024.The key terms of the EIP are as follows:

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

Name	Cash bonus Paid	Forfeited	Year granted		No. granted	Value of rights at grant date	Vested	No. of rights vested during the year	Value of rights at exercise date******	Forfeited	Fiscal years in which rights may vest
	%	%				$	%		$	%
Dr R Howard	—	—	2023	*	178,356	57,074	72	50,000	13,000	—	2024, 2025, 2026 & 2027
			2025	*	1,573,646	448,489	16	250,000	65,000	—	2026, 2027, 2028 & 2029
Mr P Meyers[1]	—	—	2022	**	1,166,667	361,667	67	388,889	101,111	—	2025, 2026 & 2027
			2025	**	2,058,631	586,710	—	—	—	—	2028, 2029 & 2030
Ms L Boyce	—	—	2023	***	589,955	188,786	72	166,667	43,333	—	2024, 2025, 2026 & 2027
			2025	***	707,232	201,561	—	—	—	—	2027, 2028 & 2029
Mr M Voigt	100	—	2021	****	3,600,000	1,764,000	100	1,200,000	312,000	—	2024, 2025 & 2026
			2024	****	3,600,000	1,098,000	—	—	—	—	2027, 2028 & 2029
Dr F Triebel	100	—	2021	****	2,700,000	1,323,000	100	900,000	234,000	—	2024, 2025 & 2026
			2024	****	2,700,000	823,500	—	—	—	—	2027, 2028 & 2029
Ms D Miller	100	—	2021	****	1,800,000	882,000	100	600,000	156,000	—	2024, 2025 & 2026
			2024	****	1,800,000	549,000	—	—	—	—	2027, 2028 & 2029
Mr C Mueller	100	—	2021	****	1,400,000	406,000	100	466,666	121,333	—	2024, 2025 & 2026
			2024	****	1,400,000	427,000	—	—	—	—	2027, 2028 & 2029
Dr S Winckels	—	100	2025	*****	758,059	219,837	12	92,935	24,161	—	2026, 2027, 2028 & 2029

*, ** and ***

The terms of the performance rights issued to Dr Howard (2023 and 2025 grants), Mr Meyers (2022 and 2025 grants) and Ms Boyce (2023 and 2025 grants) are set out in footnotes 1 to 3 to the compensation table above.

****

Performance rights were granted under the EIP. Long-term incentive performance rights granted in 2021 vested in three tranches on October 1, 2023, October 1, 2024 and October 1, 2025. Long-term incentive performance rights granted in 2024 vest in three tranches on December 1, 2026, December 1, 2027 and December 1, 2028. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s contract.

*****

Performance rights were granted under the EIP. The first tranche vested on December 1, 2025; the second, third and fourth tranches are due to vest on December 1, 2026, December 1, 2027 and December 1, 2028, respectively.

******

The value at the exercise date of performance rights that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the performance rights at that date.

1	Mr Pete Meyers resigned as non-executive director effective October 2, 2026.

Equity instruments held by key management personnel

The tables below show the number of:

(i)	Options over ordinary shares in the Company;

(ii)	Performance rights over ordinary shares in the Company;

(iii)	Shares in the company that were held during the fiscal year by key management personnel of the Group, including their close family members and entities related to them.

There were no shares granted during the reporting period as compensation.

(i) Options holdings

There were no options holdings outstanding and no movements during the fiscal years June 30, 2026, June 30, 2025 and June 30, 2024.

(ii) Performance Rights holdings

2026	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr R Howard	100,000	1,573,646	(300,000)	—	1,373,646	—	1,373,646
Mr P Meyers[1]	777,778	2,058,631	(388,889)	—	2,447,520	—	2,447,520
Mr M Voigt	4,800,000	—	(1,200,000)	—	3,600,000	—	3,600,000
Dr F Triebel	3,600,000	—	(900,000)	—	2,700,000	—	2,700,000
Ms L Boyce	333,334	707,232	(166,667)	—	873,899	—	873,899
Ms D Miller	2,400,000	—	(600,000)	—	1,800,000	—	1,800,000
Mr C Mueller	1,866,666	—	(466,666)	—	1,400,000	—	1,400,000
Dr S Winckels	—	758,059	(92,935)	—	665,124	—	665,124

	13,877,778	5,097,568	(4,115,157)	—	14,860,189	—	14,860,189

1	Mr Pete Meyers resigned as non-executive director effective October 2, 2026.

(iii) Ordinary Share holdings

2026	Balance at start of the year	Received during the year on exercise of performance rights	Received during the year on the exercise of options	Other changes during the year#	Balance at end of the year
Ordinary shares
Dr R Howard	1,417,977	300,000	—	—	1,717,977
Mr P Meyers[1]	3,663,284	388,889	—	—	4,052,173
Mr M Voigt	13,676,945	1,200,000	—	—	14,876,945
Dr F Triebel	10,453,764	900,000	—	—	11,353,764
Ms L Boyce	256,621	166,667	—	—	423,288
Ms D Miller	2,467,305	600,000	—	(200,000)	2,867,305
Mr C Mueller	3,307,382	466,666	—	—	3,774,048
Dr S Winckels	—	92,935	—	—	92,935

Total ordinary shares	35,243,278	4,115,157	—	(200,000)	39,158,435

ADRs
Mr M Voigt	45	—	—	—	45
Dr F Triebel	17,061	—	—	—	17,061

Total ADR	17,106	—	—	—	17,106

#	Other changes during the year include market acquisitions and/or disposals.
1	Mr Pete Meyers resigned as non-executive director effective October 2, 2026.

Shares under option

No unissued ordinary shares of Immutep Limited are under option at the date of this report. The remaining 847,600 unlisted options (exercise price A$0.24, expiry August 4, 2025) were exercised via net settlement on July 18, 2025, resulting in the issue of 33,904 ordinary shares.

There were no unlisted options on issue as at June 30, 2026. The 847,600 options set out below (the balance as at June 30, 2025) were exercised via net settlement on July 18, 2025.

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
August 5, 2015	August 4, 2025	$0.24	847,600	Unlisted

			847,600

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

No option holder had any right under the options to participate in any other share issue of the Company or any other entity. No options remain outstanding.

Set out below are summaries of STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors up to June 30, 2026.

2026 Grant date	Fair Value	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
November 26, 2021	0.490	1,200,000	—	(1,200,000)	—	—	—
November 26, 2021	0.490	1,500,000	—	(1,500,000)	—	—	—
November 26, 2021	0.490	966,666	—	(966,666)	—	—	—
December 16, 2022	0.330	1,112,334	—	(1,112,334)	—	—	—
January 31, 2024	0.350	258,064	—	(129,032)	—	129,032	—
November 22, 2024	0.305	2,700,000	—	—	—	2,700,000	—
November 22, 2024	0.305	3,600,000	—	—	—	3,600,000	—
November 22, 2024	0.305	3,200,000	—	—	—	3,200,000	—
December 5, 2024	0.310	1,700,000	—	—	—	1,700,000	—
October 13, 2025	0.290	—	758,059	(92,935)	—	665,124	—

		16,237,064	758,059	(5,000,967)	—	11,994,156	—

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. It currently consists of four directors, including two non-executive directors, of which one is the non-executive Chairman of our Board of Directors. The Chairman of our Board of Directors is responsible for the management of the Board of Directors and its functions.

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

The appointment and expiration dates of each director in office at the date of this report are as follows:

Name	Position	Year first	Current term expires
Dr R Howard	Non-Executive Director	2013	November 2026*
Dr F Triebel	Executive Director	2022	November 2027
Ms L Boyce	Non-Executive Director	2023	November 2026*
Mr M Voigt	Managing Director, CEO	2014	N/A (managing director exempt from election under constitution and Australian corporate law)

*

The Company’s Constitution requires that at least one of the Company’s directors must retire from office at every Annual General Meeting. The director who retires in this manner is required to be the director longest in office since last being elected or as agreed between Directors who have been in office an equal length of time. Dr Russell Howard and Lis Boyce will stand for re-election at the Company’s 2026 Annual General Meeting.

Corporate Governance

ASX Corporate Governance Principles

In Australia there are no defined corporate governance structures and practices that must be observed by a company listed on the ASX, except that entities of a certain size are required to have audit and remuneration committees and all listed entities must have trading policies for key management personnel. Instead, the ASX Corporate Governance Council has published the Corporate Governance Principles and Recommendations, which contain what are called the Recommendations which articulate eight core principles which are intended to provide a reference point for companies about their corporate governance structures and practices. Under ASX Listing Rule 4.10.3, companies are required to attach a copy (or the URL page on its website) of the Company’s corporate governance statement (which has been approved by the Board) and provide a statement in their Annual Report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed, and the reasons for not following them and what (if any) alternative governance practices it adopted in lieu of the recommendations during that period. It is not mandatory to follow the Recommendations. Each year we review our corporate governance practices against the Recommendations. Set forth below are the material provisions of the Recommendations together with the reasons, where applicable, for variations therefrom.

1.

Lay solid foundations for management and oversight. Companies should establish and disclose the respective roles and responsibilities of board and management and how their performance is monitored and evaluated. During fiscal year June 30, 2026, we varied from the Recommendations in the following area:

•

The Board adopted a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations in June 2020. The Company’s diversity policy is published on its website. The Board currently comprises 3 male directors and 1 female director. Although the Company was a constituent of the S&P/ASX 300 at the beginning of the reporting period it does not yet meet the 30% gender representation goal, it intends to address this by seeking to appoint a female director whenever a Board vacancy arises, until at least 30% representation from each gender is achieved.

2.

Structure the Board to be effective and add value. Companies should have a board of an effective composition, size, and commitment to adequately discharge its responsibilities and duties effectively. During the year ended June 30, 2026, we varied from the Recommendations in the following area:

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

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the Corporate Governance Principles and Recommendations, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has four directors, of which two are non-executive directors within the meaning of the Corporate Governance Principles and Recommendations, and our audit committee consists of two such non-executive directors.

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

Committees of the Board of Directors

Audit Committee. Nasdaq Marketplace Rules require us to establish an audit committee comprised of members who are financially literate and satisfy the respective “independence” requirements of the SEC and Nasdaq and one of whom has accounting or related financial management expertise at senior levels within a company. Our Audit & Risk Committee is currently composed of Russell Howard and Lis Boyce and our board of directors has determined that each of them meets the criteria for independence of audit committee members as set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934. Immutep had a “financial expert” for purpose of these rules until early October 2026, when the Chair of our audit committee resigned from the Board on October 2, 2026. We expect to appoint a new Chair who is a “financial expert” during the current fiscal year.

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

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our directors, senior executive officers and employees, and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs. Russell Howard and Lis Boyce are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

Corporate Governance Requirements — Nasdaq Global Market Marketplace Rules

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

•

As a foreign private issuer incorporated in Australia, we have elected to follow home country practice and comply with the Nasdaq requirement to maintain an audit committee comprised of at least two (rather than three) independent members.

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

D. Employees

As of June 30, 2026, Immutep had 46 employees, including 35 employed in research and development, 1 in intellectual property management and 10 in general management and administration. Of these employees, 22 were based in Germany, 9 in Australia, 9 in France, 3 in Hungary and one each in the Netherlands, Poland and the United Kingdom. As at the end of fiscal years 2025 and 2024 we had 51 and 44 employees, respectively. Following the discontinuation of TACTI-004, the Company implemented cost reduction initiatives during fiscal year 2026, including a targeted reduction in headcount.

Each of our full-time employees has entered into an agreement with a term of employment of between one to four years or for an unlimited term. We also engage part-time employees. We may only terminate the employment of any of our employees in accordance with the relevant employee’s contract of employment.

Our standard contract of employment for full-time and part-time employees provides that we can terminate the employment of an employee without notice for serious misconduct or with between one to three months’ notice without cause (as set out in the relevant employee’s contract of employment). We can terminate the employment of a casual employee without notice. For a summary of the key terms of employment of each of our senior management, see “Item 6. Directors, Senior Management and Employees-B. Compensation-Service Agreements.”

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

The following table sets forth certain information as of October 9, 2026 regarding the beneficial ownership of our ordinary shares by each of our directors and senior management and by all of our directors and senior management as a group. The shares are beneficially owned, held directly or via an entity related to the individual. The percentages shown are based on 1,474,110,195 ordinary shares issued and outstanding as of October 9, 2026.

Name	Number of Ordinary Shares Beneficially Owned		Percentage of Ownership
Dr R Howard	1,717,977		0.12%
Mr M Voigt	14,876,945	*	1.01%
Mr M Voigt	400	**	—
Ms L Boyce	423,288		0.03%
Ms D Miller	2,867,305		0.19%
Dr F Triebel	11,353,764		0.77%
Dr F Triebel	170,600	***	0.01%
Mr C Mueller	3,774,048		0.26%
Dr S Winckels	92,935		0.01%
All directors and executive officers as a group (7 persons)	35,277,262		2.40%

*	This amount includes 85,250 ordinary shares held indirectly by Mr Marc Voigt via JP Morgan Nominees Australia Limited.
**

Held by Mr Marc Voigt in the form of 2 ADSs listed on the NASDAQ Global Market, each representing 200 ordinary shares following the ADS ratio change effective September 28, 2026 (previously 45 ADSs, each representing 10 ordinary shares). Only whole ADSs were issued; BNY aggregated and sold the ADSs representing fractional entitlements and distributed the cash proceeds to the holders entitled to them.

***

Held by Prof. Frédéric Triebel in the form of 853 ADSs listed on the NASDAQ Global Market, each representing 200 ordinary shares following the ADS ratio change effective September 28, 2026 (previously 17,061 ADSs, each representing 10 ordinary shares). Only whole ADSs were issued; BNY aggregated and sold the ADSs representing fractional entitlements and distributed the cash proceeds to the holders entitled to them.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our knowledge, the owner of 5% or more of our ordinary shares as of October 9, 2026 was The Bank of New York Mellon Corporation (“BNYM”).

On May 26, 2023, Insignia became a substantial holder with 5.19% of ownership of our ordinary shares. On June 8, 2023, Insignia increased its shareholding from 5.19% to 7.49% then increased to 8.97% on June 12, 2023. On September 20, 2024, Insignia further increased its shareholding from 8.97% to 10.16%. On March 13, 2026, Insignia ceased to be a substantial holder.

On September 10, 2024, JPMorgan became a substantial holder with 5.10% of ownership of our ordinary shares. It ceased to be a substantial holder on September 24, 2024 and re-entered as a substantial holder with 5.01% of ownership on October 15, 2024. Again, it ceased to be a substantial holder on October 17, 2024 and re-entered as a substantial holder with 5.01% of ownership on November 1, 2024. On April 8, 2025, it increased its shareholding to 6.08%, but later on July 14, 2025, it reduced its shareholding to 5.05%. It ceased to be a substantial holder on July 22, 2025 and re-entered as a substantial holder with 5.04% of ownership on September 9, 2025. On February 2, 2026, JPMorgan increased its shareholding to 6.91%, then decreased to 5.29% on February 6, 2026. On March 16, 2026, it increased its shareholding to 7.49%, then decreased to 5.83% on March 17, 2026. On April 7, 2026, it increased its shareholding to 8.28%, then decreased to 6.94% and 5.43% on April 8, 2026 and April 14, 2026, respectively. On April 20, 2026, it increased its shareholding to 6.89%, then decreased to 5.88% on April 22, 2026. It ceased to be a substantial holder on May 6, 2026. JPMorgan re-entered as a substantial holder with 5.20% of ownership on June 3, 2026 and ceased to be a substantial holder on June 5, 2026. It re-entered as a substantial holder with 5.28% of ownership on June 10, 2026 and ceased to be a substantial holder on June 11, 2026. It again re-entered as a substantial holder with 5.20% of ownership on June 12, 2026 and ceased to be a substantial holder on June 26, 2026.

On February 22, 2024, Perennial became a substantial holder with 5.00% of ownership of our ordinary shares. It ceased to be a substantial holder on March 7, 2024. On June 13, 2024, Perennial again became a substantial holder with 5.04% of ownership of our ordinary shares, and it ceased to be a substantial holder on July 21, 2025.

On February 13, 2024, Regal became a substantial holder with 5.46% of ownership of our ordinary shares. Regal further increased its shareholding to 7.40% on February 16, 2024, then increased to 8.51%, 9.57% and 10.59% on June 12, 2024, July 24, 2024 and September 20, 2024 respectively. On November 14, 2024, it further increased its shareholding to 11.79%; on April 29, 2025, its shareholding increased again to 12.81%. On June 26, 2025, Regal’s shareholding of our ordinary shares became 13.91%. On May 25, 2026, Regal decreased its shareholding to 11.84%, then further decreased to 10.22% and 8.85% on May 27, 2026 and June 2, 2026, respectively. Regal ceased to be a substantial holder on June 4, 2026.

On March 13, 2026, UBS Group AG and its related bodies corporate (“UBS”) became a substantial holder with 5.21% of ownership of our ordinary shares. It ceased to be a substantial holder on March 16, 2026.

BNYM had a relevant interest in 326,740,329 ordinary shares (22.17% of total shares) as at June 4, 2026, as depositary for our ADR program administered under the Deposit Agreement. BNYM’s relevant interest in these securities arises as a result of the Deposit Agreement containing rights for BNYM to dispose of securities held under the ADR program in limited circumstances. Under the Deposit Agreement, ADR holders retain their rights to dispose of those securities and to give voting Instructions for the exercise of voting rights attached to the securities. BNYM’s power to vote or dispose of these securities is qualified accordingly. By an instrument of relief dated April 29, 2019, ASIC has granted certain relief to BNYM and its related bodies corporate from certain provisions of Chapter 6 of the Corporations Act in relation to the acquisition of, or increase in, voting power in securities held by BNYM as depositary under the ADR program.

As at June 30, 2023, 2024, 2025 and 2026, BNYM’s shareholding was 20.44%, 16.60%, 14.50% and 22.17% respectively. On July 2, 2024, it decreased its shareholding from 16.60% to 15.54% and further decreased to 14.50% on October 16, 2024. On December 29, 2025, BNYM increased its shareholding from 14.50% to 15.67%, and further increased to 17.26%, 19.04% and 20.08% on March 13, 2026, March 17, 2026 and March 18, 2026, respectively. On April 23, 2026, its shareholding increased to 21.11%, and on June 4, 2026, it increased to 22.17%.

As of September 30, 2026, there were 12,668 holders of record of our ordinary shares, of which 10 holders, holding approximately 0.42% of our ordinary shares, had registered addresses in the United States and 2 registered holders of our ADRs. These numbers are not representative of the number of beneficial holders of our shares or ADRs nor are they representative of where such beneficial holders reside, as many of these ordinary shares and ADRs were held of record by brokers or other nominees.

To our knowledge, we are not directly or indirectly controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no agreements known to us, the operation of which may at a subsequent date result in a change in control of Immutep. All shareholders have the same voting rights.

B. Related Party Transactions

During fiscal years 2026, 2025 and 2024, there were no related party transactions, other than compensation arrangements with our directors and executive officers described in “Item 6. Directors, Senior Management and Employees.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our audited consolidated financial statements for the fiscal years ending June 30, 2026, 2025 and 2024 are included in Item 18 of this Annual Report on Form 20-F, which is found immediately following the text of this Annual Report on Form 20-F. The audit report of PricewaterhouseCoopers Australia for each of the three years in the period ended June 30, 2026 is included therein immediately preceding the financial statements.

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

No significant changes occurred since the date of the annual financial statements

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

C. Material Contracts

In June 2024, we entered into our third and most important collaboration with MSD for our registrational Phase III trial in non-small cell lung cancer (1L NSCLC) called TACTI-004. In addition to working with us, MSD also supplied KEYTRUDA for the trial. TACTI-004 was among the few global Phase III trials evaluating a combination therapy with KEYTRUDA that addresses almost the entire 1L NSCLC patient population eligible for anti-PD-(L)1 therapy. This was significant as KEYTRUDA became the world’s top-selling drug in 2023, and lung cancer was estimated to represent over 35% of KEYTRUDA’s $25 billion in sales in 2023. Following positive feedback from multiple agencies and other stakeholders, we initiated this ~750 patient trial in December 2024. Under the terms of the agreement, Immutep was the sponsor and funded the clinical trial from its existing budget whilst MSD will provide pembrolizumab for the duration of the trial. The agreement will run for an indefinite term until final reports of the study have been completed. It includes customary termination and intellectual property provisions for a clinical collaboration agreement. The agreement also includes provisions for use of the clinical data to obtain regulatory approval of efti and to promote the drug with a relevant label indication.

In March 2026, following a planned interim futility analysis, the IDMC recommended discontinuation of TACTI-004 and, after conducting its own review of the available data, Immutep discontinued the trial and commenced an orderly wind-down, including patient follow-up and site close-out activities.

In December 2025, Immutep entered into a strategic licensing agreement with Dr. Reddy’s Laboratories. Under the terms of the agreement, Dr. Reddy’s has the exclusive right to develop and commercialize efti in all markets worldwide excluding the Immutep Territory. The Immutep Territory consists of the United States, Canada, Europe (excluding the Russian Federation and the CIS), Japan and Greater China. Immutep is entitled to potential regulatory, development and commercial milestone payments of up to US$349.5 million and royalties on net commercial sales in the licensed territories, and retains the global manufacturing rights to efti. In January 2026, Immutep received a US$20.0 million upfront payment under the agreement. Following the discontinuation of TACTI-004, the Company repaid US$10.0 million of the upfront payment to Dr. Reddy’s in June 2026, pursuant to the terms of the licensing agreement. All other material commercial terms of the license agreement remain unchanged.

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

E. Taxation

The following is a discussion of the Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADSs. This discussion is based upon existing Australian tax law as of the date of this Annual Report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than State based transfer duty in Australia. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

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

In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian dividend withholding tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting power in our company, or 5% where the U.S. resident is a company that directly holds 10% or more of the voting power in our company. Special rules apply to Regulated Investment Companies and Real Estate Investment Trusts that hold shares and receive dividends. The Double Taxation Convention between Australia and the United States does not apply to impose withholding tax on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively. In such a case, the provisions of Article 7 (Business profits) or Article 14 (Independent personal services) of the Double Taxation Convention, as the case may be, would apply. Further, Australian dividend withholding tax may be reduced to nil where the beneficial owner of the dividend is a U.S. resident company that has directly held at least 80% of the voting power in our company for the requisite 12-month period and satisfies the additional requirements of Article 10(3), including the applicable limitation-on-benefits provisions of the Double Taxation Convention.

Tax on Sales or other Dispositions of Shares—Capital Gains Tax

Australian capital gains and capital losses derived by non-Australian tax residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian tax resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital (determined by reference to the relevant direct participation interests), tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal (or, for disposals on or after October 1, 2026, at any time during the 365 days before the disposal) is principally attributable (over 50% on a market value basis) to Australian real property assets (as defined for these purposes, including relevant mining, quarrying and prospecting rights and other assets within the expanded statutory definition).

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Net capital gains are calculated after first reducing by current and / or prior year capital losses with any remaining capital gain then potentially reduced by the 50% capital gains tax discount (which is only available to certain shareholders). To the extent a capital gain remains, it can be further reduced by tax losses, including certain prior year tax losses. The 50% capital gains tax discount which broadly reduces a gross capital gain by 50% where certain conditions are satisfied, such as satisfying a 12 month holding period rule, is generally not available to non-Australian tax residents in respect of capital gains accruing during periods of foreign residency, subject to transitional and apportionment rules for certain individuals. In its 2026-27 Budget, the Australian Government announced that it will replace the 50% capital gains tax discount with cost base indexation and introduce a 30% minimum tax, in each case from July 1, 2027. These reforms have subsequently been legislated and broadly apply to eligible capital gains accruing from July 1, 2027. The new indexation rules do not generally extend to foreign resident individuals or companies.

Broadly, for contracts entered into on or after January 1, 2025, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 15% of the relevant purchase price or market value, as applicable. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange or is conducted using a broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration specifying either that they are an Australian resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The non-Australian tax resident shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser that they may claim in their Australian income tax return.

From October 1, 2026, changes to the foreign resident capital gains tax regime broaden the meaning of taxable Australian real property and apply the principal asset test over the 365 days before a disposal, as described above. In addition, a non-Australian tax resident shareholder that disposes of shares with a market value of A$50 million or more and provides the purchaser with a declaration that the shares are not indirect Australian real property interests is required to notify the ATO, typically at least 28 days before the transaction is completed.

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

Non-Australian tax resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which, from the 2024-25 income year, start at a marginal rate of 30% for non-Australian tax resident individuals. Some relief from the Australian income tax may be available to such non-Australian tax resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian tax resident shareholder’s Australian assessable income under both the capital gains tax provisions and the ordinary income provisions, the Australian capital gain amount would generally be reduced to the extent the amount has been included in the assessable income of the shareholder.

Dual Residency

If a shareholder is a tax resident of both Australia and the United States under those countries’ domestic taxation laws, then such a shareholder could be primarily subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, then the Australian tax applicable would be limited by the Double Taxation Convention (albeit the tie-breaker rules only apply for individuals). For shareholders other than individuals, the availability of treaty benefits will depend on the applicable provisions of the Double Taxation Convention, including the rules governing dual resident entities. Shareholders should obtain specialist taxation advice in these circumstances.

Transfer Duty

A transfer of shares of a company listed on the Australian Securities Exchange is not subject to Australian transfer duty.

Australian Death Duty

Australia does not have estate or death duties in the general sense. No capital gains tax liability is generally triggered solely because shares pass to a deceased person’s legal personal representative or beneficiary upon death, subject to applicable exceptions. The subsequent disposal of inherited shares by beneficiaries, may, however, give rise to an Australian capital gains tax liability.

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

Distributions

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as owning the ordinary shares underlying the ADSs. Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares or ADSs, including the amount of any Australian taxes withheld therefrom, will be included in gross income as a dividend to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the ADSs and thereafter will be treated as gain from the sale or exchange of the ADSs. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend. Dividends paid to corporate U.S. Holders will not, however, be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions, such as issuing ADSs before the underlying shares have been deposited with the depositary (“pre-release”) or lending the underlying shares over a dividend record date, that are inconsistent with the holder being treated as the owner of the underlying shares when a dividend is paid. In that case, a U.S. Holder might not be treated as having received a dividend, as having paid the Australian tax withheld on it, or as satisfying the applicable holding period requirements, all for purposes of claiming a foreign tax credit or the reduced rate of tax on qualified dividends described above. Accordingly, those benefits could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us.

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

For U.S. federal income tax purposes, we believe that we will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. In making a PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the composition of our income and the value of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the fiscal year ended June 30, 2026. However, because our cash and cash equivalents now represent a substantial portion of the value of our assets following the discontinuation of our TACTI-004 trial and the related decline in the market price of our ordinary shares, we may be a PFIC in subsequent years. PFIC status is determined annually and depends on the composition of our income and assets and the market value of our ordinary shares, which may fluctuate significantly, and no assurance can be given regarding our PFIC status for any year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ADSs may cause us to be considered a PFIC in any year. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder, and we would ordinarily be treated as a PFIC with respect to such U.S. Holder for each subsequent year during which the U.S. Holder owned the ADSs, irrespective of whether we would meet the conditions to be classified as a PFIC with respect to such future year on a standalone basis or with respect to any other U.S. Holder.

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

A U.S. Holder that is an indirect shareholder of a PFIC (for example, ownership through a non-U.S. entity that holds our ADSs) may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock owned indirectly by the U.S. Holder. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

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

If the ADSs are considered “marketable stock” and if a U.S. Holder properly elects to mark its ADSs to market in a timely fashion, the U.S. Holder would not be subject to tax under the excess distribution regime described above. Instead, the U.S. Holder would generally include in income any excess of the fair market value of the ADSs at the close of each tax year over the adjusted tax basis of the ADSs. If the fair market value of the ADSs had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder would be entitled to deduct the excess of the adjusted basis of the ADSs over their fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, the U.S. Holder included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was properly made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ordinary shares or ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq, or a foreign securities exchange regulated by a governmental authority of the country in which the market is located and which meets certain requirements, including that the rules of the exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are traded on the ASX, which may qualify as an eligible foreign securities exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. Holder generally will be required to file an annual report on IRS Form 8621 with respect to us, subject to certain exceptions. Failure to file this report may result in penalties and may keep the statute of limitations on the U.S. Holder’s income tax return open until the report is filed. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of our ADSs and the related reporting requirements.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax (at a rate of 24% under current law). Backup withholding will not apply if a U.S. Holder (i) is established to be a corporation through acceptable documentation, (ii) qualifies for an exemption, or (iii) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Certain U.S. Holders that are individuals (and, to the extent provided in Treasury regulations, certain entities) that hold “specified foreign financial assets,” including stock of a non-U.S. corporation that is not held through a financial account maintained with a U.S. financial institution, with an aggregate value in excess of applicable thresholds may be required to report information relating to our ADSs on IRS Form 8938 with their income tax returns, subject to certain exceptions (including an exception for ADSs held in an account maintained by a U.S. financial institution). Substantial penalties may apply for failure to file, and the statute of limitations on the U.S. Holder’s income tax return may remain open until the information is reported. U.S. Holders should consult their tax advisors regarding these reporting requirements.

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

I. Subsidiary Information

See Item 4.C “Organizational Structure”.

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

We are exposed to foreign currency risk via cash at bank, trade and other payables we hold. We are required to make certain payments in U.S. dollars, European Euro and other currencies. See “note 2. Financial Risk Management—(a) Market Risk” to our notes to the financial statements for a further discussion of market risk and sensitivity analysis.

Our exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	June 30, 2026		June 30, 2025

	USD	EUR	USD	EUR
Cash in bank	23,447,867	705,824	10,472,161	1,872,038
Short term investment	—	—	12,500,366	—
Forward contract	—	—	—	18,528,000
Trade and other receivables	—	—	—	—
Trade and other payables	(316,172)	(114,611)	(1,777,611)	(25,164)
Other non-current liabilities	(6,461,083)	—	—	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

With effect from the commencement of trading on the Nasdaq Global Market on September 28, 2026 (US Eastern time), the ADS ratio changed from one (1) ADS representing ten (10) ordinary shares to one (1) ADS representing two hundred (200) ordinary shares.

See Exhibit 2.4 “Description of Securities” for additional information on the ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 30, 2026, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2026 based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2026.

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

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

Not applicable

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Immutep had an audit committee financial expert until early October 2026, when the Chair of our audit committee resigned from the Board. We expect to appoint a new Chair who is a “financial expert” during the current fiscal year.

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

We retained PricewaterhouseCoopers as our independent registered public accounting firm. Set forth below is a summary of the fees paid to PricewaterhouseCoopers for services provided in fiscal years 2026 and 2025.

	Fiscal 2026 A$	Fiscal 2025 A$
Audit fees	737,470	736,373
Other audit-related services in relation to US regulatory filings	—	—
Total remuneration of PricewaterhouseCoopers Australia	737,470	736,373

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

Not applicable.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
We have a Securities Trading Policy (“Policy”) that sets out the policy and procedures governing the purchase, sale and other dispositions of the Company’s securities and applies to the Company’s and its subsidiaries’ directors, officers, employees, and their associates (“Personnel”).
The Policy aims to restrict our Personnel in possession of inside information from trading in our securities and ensure compliance with all applicable securities laws and listing standards. A copy of the Policy is incorporated by reference as Exhibit 11.1 to this Annual Report on Form 20-F, as previously filed with our Annual Report on Form 20-F for the fiscal year ended June 30, 2023.

ITEM 16K.	CYBERSECURITY
Risk Management and Strategy
We understand that cybersecurity is not merely a technical issue but a fundamental business imperative to protect our digital assets, maintain stakeholder confidence, and support regulatory compliance. We have adopted a proactive approach which involves identifying, evaluating, monitoring and mitigating risks associated with cybersecurity threats to our organization’s information assets and critical systems. Our cybersecurity risk management processes are integrated into our overall enterprise risk management framework: cybersecurity risks are recorded in our risk registers and assessed using the same methodology as our other material business risks. The Board oversees these risks directly and, where appropriate, through the Audit and Risk Committee. Our approach, which is informed by recognized industry standards, includes:
Risk Assessment

•	Identifying and classifying the digital assets within the organization according to their importance to our operations and their potential effect on the Company’s overall risk;

•	Identifying where, when and how the risks could occur and impact our digital assets and information;

•	Documenting the risks identified in the Company’s risk register; and

•	Analyzing and evaluating the potential threats and consequences of different types of security incidents.

Risk Mitigation

•	Taking preventive steps by implementing security measures designed to reduce vulnerabilities, such as encryption, anti-virus software, multi-factor authentication and access controls;

•	Establishing policies and procedures to govern the use of digital assets; and

•	Monitoring our systems on an ongoing basis, with the aim of identifying emerging threats in a timely manner.
Creating a Cybersecurity Culture within the Organization

•	Promoting cybersecurity awareness among all employees through training programs;

•	Encouraging accountability by clearly communicating security policies and procedures; and

•	Implementing mechanisms for reporting and responding to security threats.
Engagement of Third-Party Service Providers

•
From time to time, we engage external cybersecurity experts
, including our external IT service providers, to provide insights and guidance on our cybersecurity risk management. This includes consulting with these experts and participating in industry forums; and

•
We use third-party service providers to perform a variety of functions throughout our business, such as contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”). We have vendor management processes to manage cybersecurity risks associated with our use of certain providers, depending on the nature of the services provided, the sensitivity of the information and data, and the identity of the provider. These processes may include information security questionnaires, audits, and imposition of contractual obligations relating to cybersecurity.

Incident Response Plan

•	Maintaining a defined incident response plan and procedures in preparation for security incidents that may impact the Company’s information, digital assets or services; and

•
Maintaining an Incident Response Team designed to provide a prompt, effective and orderly response to vulnerabilities and incidents, such as virus infections, attempted or actual unauthorized access to our systems, improper disclosure of confidential information, breaches of personal information and other events with serious security implications.

Cybersecurity Governance
Our Board of Directors and the Executive Leadership team have ultimate responsibility for overseeing the organization’s resilience against cybersecurity threats. Our Board provides oversight and seeks to ensure that adequate resources are in place to protect the organization’s digital infrastructure. The Board carries out its risk oversight and management responsibilities by monitoring risk directly as a full board and, where appropriate, through the Audit and Risk Committee.
Our Chief Operating Officer (“COO”), who also serves as our General Counsel and Company Secretary, has management-level responsibility for cybersecurity risk. The COO brings experience in corporate governance, legal and regulatory compliance and risk management, and relies on the technical expertise of our internal IT administration staff and external IT service providers in assessing and managing cybersecurity risks.
Our internal IT administration staff, comprising an IT Manager and an IT Assistant with professional experience and qualifications in information technology, are responsible for assessing and managing cybersecurity risks on a day-to-day operational level. This includes monitoring unusual activity in the IT systems, managing user access controls, and maintaining measures designed to protect our systems against security threats.
During the fiscal year ended June 30, 2026, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. From time to time, we have been the target of phishing attempts, none of which, individually or in the aggregate, has had a material impact on us. However, we cannot fully eliminate cybersecurity risks or guarantee that undetected incidents have not occurred, and future cybersecurity incidents or threats could have a material impact on our business, operations and reputation.
Please refer to Item 3.D, “Risk Factors,” in this annual report on Form 20-F, including the risk factor entitled “Our internal computer systems, or those of our CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report on Form 20-F.

Immutep Limited

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Immutep Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Immutep Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in
Internal Control - Integrated Framework
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
Grant income
As described in Notes 1(f)(i), 3(a) and 4 to the consolidated financial statements, the Company recognized grant income of $5.33 million for the year ended June 30, 2026. Grant income is earned by the Company from governments primarily in Australia and France related to Australian Research and Development Rebates and France’s Crédit d’Impôt Recherche and is recognized at fair value when there is reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Management applies judgment in determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.

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
October 2
3
, 2026
We have served as the Company’s auditor since 2011.

IMMUTEP LIMITED
CONSOLIDATED BALANCE SHEETS
(in Australian dollars, except number of shares)

		June 30,
	Note	2026	2025
		A$	A$
ASSETS
Current Assets
Cash and cash equivalents	8	63,672,558	67,408,215
Current receivables	9	9,410,151	9,868,388
Short-term investments	10	5,200,486	62,284,779
Other current assets	11	2,342,706	9,526,264
Derivative financial assets	12	—	9,242

Total Current Assets		80,625,901	149,096,888
Non-Current Assets
Plant and equipment	14	110,608	63,458
Intangibles	15	1,492,941	7,200,429
Right of use assets	22	986,701	506,023
Other non-current assets	13	51,078	116,636

Total Non-Current Assets		2,641,328	7,886,546

TOTAL ASSETS		83,267,229	156,983,434

LIABILITIES
Current Liabilities
Trade and other payables	17	13,411,441	10,634,558
Employee benefits	20	459,283	814,018
Convertible note liability	19	—	1,104,878
Lease liability	22	290,149	205,390

Total Current Liabilities		14,160,873	12,758,844
Non-Current Liabilities
Other non-current liabilities	18	6,461,083	—
Employee benefits	21	326,853	265,891
Lease liability	22	757,377	314,914
Provisions		27,997	8,422
Deferred tax liability	16	—	—

Total Non-Current Liabilities		7,573,310	589,227

TOTAL LIABILITIES		21,734,183	13,348,071

NET ASSETS		61,533,046	143,635,363

EQUITY
Contributed equity	23	547,652,181	544,731,830
Reserves	24	34,677,264	42,984,855
Accumulated losses	24	(520,796,399)	(444,081,322)

Equity attributable to the owners of Immutep Limited		61,533,046	143,635,363

TOTAL EQUITY		61,533,046	143,635,363

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years Ended June 30,
		2026	2025	2024
	Note	A$	A$	A$
Revenue
License revenue	5	14,556,923	—	—
Other income
Research material sales		38,607	59,709	119,089
Grant income		5,338,572	4,974,823	3,722,788
Net gain on foreign exchange		1,229,851	—	113,458
Fair value gain on financial assets		—	9,242	—
Interest income		3,005,047	5,287,209	3,882,757
Miscellaneous		—	390	533

Total revenue and other income		24,169,000	10,331,373	7,838,625

Expenses
Research & development and intellectual property expenses	6	(91,946,919)	(61,410,533)	(41,546,724)
Corporate administrative expenses	6	(9,579,329)	(8,644,503)	(8,852,615)
Net Loss on foreign exchange		—	(1,529,309)	—
Finance costs		(67,896)	(37,078)	(30,594)
Net Changes in fair value of convertible note liability	19	(11,318)	(144,115)	(125,317)

Net change in fair value of derivative financial instrument	12	(1,868,101)	—	—

Loss before income tax expense		(79,304,563)	(61,434,165)	(42,716,625)

Income tax expense	7	—	—	—

Loss after income tax expense for the year		(79,304,563)	(61,434,165)	(42,716,625)

Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations		(5,503,724)	14,384,243	(1,421,191)

Other comprehensive income/(loss) for the year, net of tax		(5,503,724)	14,384,243	(1,421,191)

Total comprehensive loss for the year		(84,808,287)	(47,049,922)	(44,137,816)

Loss for the year is attributable to:
Owners of Immutep Limited		(79,304,563)	(61,434,165)	(42,716,625)

Total comprehensive loss for the year is attributable to:
Owners of Immutep Limited		(84,808,287)	(47,049,922)	(44,137,816)

Basic loss per share	34	Cents (5.39)	Cents (4.22)	Cents (3.56)
Diluted loss per share	34	(5.39)	(4.22)	(3.56)
The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Australian dollars, except number of shares)

		Years Ended June 30,
	Note	2026	2025	2024
		A$	A$	A$
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of GST)		(76,594,579)	(69,931,891)	(42,448,779)
Cash receipts from grant income and government incentives		4,899,439	4,155,360	3,762,716
Cash receipts from license revenue		28,848,179	—	—
Repayment of upfront license fee		(14,264,868)	—	—
Other income		33,000	46,039	199,249
Interest received		3,514,531	3,716,331	3,695,594
Income Tax paid		—	—	—
Payment for interest expenses		(40,582)	(35,545)	(30,009)
Settlement of derivative financial instrument		(1,858,859)	—	—

Net cash outflows used in operating activities	33	(55,463,739)	(62,049,706)	(34,821,229)

Cash flows related to investing activities
Proceeds from disposal of investments		61,584,449	50,523,621	—
Payments for plant and equipment	14	(92,930)	(45,769)	(29,215)
Payment for intangible	15	—	(225,414)	(903,154)
Acquisition of investments		(5,000,000)	(88,785,648)	(20,086,308)
Payment of security deposit		(30,000)	—	—

Net cash inflows (outflows) provided by (used in) investing activities		56,461,519	(38,533,210)	(21,018,677)

Cash flows related to financing activities*
Proceeds from issue of shares		—	—	100,235,538
Share issue transaction costs payment		—	(254,455)	(4,883,467)
Principal elements of lease payments	22	(214,424)	(270,666)	(226,494)
Advance payment from shareholders for Entitlement Offer		—	—	54,493

Net cash inflows (outflows) provided by (used in) financing activities		(214,424)	(525,121)	95,180,070

Net increase/(decrease) in cash and cash equivalents		783,356	(101,108,037)	39,340,164
Effect of exchange rate on cash and cash equivalents		(4,519,013)	6,726,105	(967,733)
Cash and cash equivalents at the beginning of the year		67,408,215	161,790,147	123,417,716

Cash and cash equivalents at the end of the year	8	63,672,558	67,408,215	161,790,147

*	Non-cash financing activities relate mainly to the following:

•	Fair value movement of convertible notes disclosed in note 19 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in note 24 to the financial statements.
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

IMMUTEP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in Australian dollars, except number of shares)

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2023	446,272,203	30,127,718	(339,930,532)	136,469,389

Other comprehensive income for the year, net of tax	—	(1,421,191)	—	(1,421,191)
Loss after income tax expense for the year	—	—	(42,716,625)	(42,716,625)
Total comprehensive income/(loss) for the year	—	(1,421,191)	(42,716,625)	(44,137,816)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	95,393,883	—	—	95,393,883
Conversion of Convertible Notes	—	—	—	—
Employee share-based payment	—	1,796,286	—	1,796,286
Exercise of vested performance rights	439,101	(439,101)	—	—

Balance at June 30, 2024	542,105,187	30,063,712	(382,647,157)	189,521,742

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2024	542,105,187	30,063,712	(382,647,157)	189,521,742

Other comprehensive income for the year, net of tax	—	14,384,243	—	14,384,243
Loss after income tax expense for the year	—	—	(61,434,165)	(61,434,165)
Total comprehensive income/(loss) for the year	—	14,384,243	(61,434,165)	(47,049,922)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	—	—	—	—
Conversion of Convertible Notes	—	—	—	—
Employee share based payment	—	1,163,543	—	1,163,543
Exercise of vested performance rights	2,626,643	(2,626,643)	—	—

Balance at June 30, 2025	544,731,830	42,984,855	(444,081,322)	143,635,363

Consolidated	Issued Equity A$	Reserves A$	Accumulated losses A$	Total equity A$
Balance at July 1, 2025	544,731,830	42,984,855	(444,081,322)	143,635,363

Other comprehensive income for the year, net of tax	—	(5,503,724)	—	(5,503,724)
Loss after income tax expense for the year	—	—	(79,304,563)	(79,304,563)
Total comprehensive income/(loss) for the year	—	(5,503,724)	(79,304,563)	(84,808,287)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	—	—	—	—
Conversion of Convertible Notes	1,116,196	(2,589,486)	2,589,486	1,116,196
Employee share-based payment	—	1,589,774	—	1,589,774
Exercise of vested performance rights	1,804,155	(1,804,155)	—	—

Balance at June 30, 2026	547,652,181	34,677,264	(520,796,399)	61,533,046

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
Immutep has four product candidates based on the LAG-3 immune control mechanism in development, all with different mechanisms of action. Its lead product candidate is eftilagimod alfa (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer.
Immutep also has:

•	another clinical candidate (LAG525/IMP701) that was licensed to a major pharmaceutical partner until after the end of the financial year and is in the process of being transferred back to Immutep;

•	a third clinical candidate (IMP731) for which the Company continues to evaluate options for development and commercialization; and

•	a fourth candidate (IMP761) which is now in “first in human” trials sponsored by Immutep for autoimmune disease.
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
Immutep Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Level 32, Australia Square, 264 George Street, Sydney NSW 2000
The financial statements were authorized for issue by the directors on October 23, 2026. The directors have the power to amend and reissue the financial statements.
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
(ii) New standards and interpretations not yet adopted
Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the June 30, 2026 reporting period and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below:

(a)
AASB 2024-2 Amendments to Australian Accounting Standards - Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective for annual periods beginning on or after January 1, 2026)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(a) Basis of preparation (continued)

On July 29, 2024, the AASB issued AASB
2024-2
Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments [AASB 7 & AASB 9] (targeted amendments to IFRS 9 and IFRS 7 issued by the IASB on May 30, 2024) to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

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
(b) AASB 18 Presentation and Disclosure in Financial Statements (IFRS 18) (effective for annual periods beginning on or after January 1, 2027)
AASB 18 (IFRS 18) will replace AASB 101 (IAS 1) Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though AASB 18 (IFRS 18) will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.
Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•
Although the adoption of AASB 18 (IFRS 18) will have no impact on the group’s results, the group expects that grouping items of income and expenses in the statement of comprehensive income into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

•
Foreign exchange differences currently aggregated in the line item ‘Net gain on foreign exchange’ in operating profit or loss might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit.

•
AASB 18 (IFRS 18) has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit or loss and others in finance costs, there might be a change to where these gains or losses are recognized, and the group is currently evaluating the need for change.

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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(a) Basis of preparation (continued)

The group will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending June 30, 2027 and year ended June 30, 2026 will be restated in accordance with AASB 18 (IFRS 18).
(iii) New and amended standards adopted by the Group
The group has applied the following standards and amendments for the first time for its annual reporting period commencing July 1, 2025: AASB
2023-5
Amendments to Australian Accounting Standards - Lack of Exchangeability (Amendments to IAS 21) (effective for annual periods beginning on or after January 1, 2025)
The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
(iv) Historical cost convention
The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments), which are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.
(v) Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.
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
(d) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Immutep Limited’s functional and presentation currency.
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

•
income and expenses for each income statement and statement of comprehensive loss are translated at average exchange rates over the relevant financial year (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. In the financial statements that include the foreign operation and the reporting entity (e.g. consolidated financial statements when the foreign operation is a subsidiary), such exchange differences shall be recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.
(e) Revenue recognition
Revenue is recognized when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:
Revenue
(i) License revenue
At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments by third party research collaborators based on the progress of their or the Group’s on-going clinical trials and research.
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
Upfront payments allocated to performance obligations not yet satisfied are recorded as unearned revenue (contract liabilities) and recognized as or when the related performance obligations are satisfied. Where an upfront payment is refundable in specified circumstances, a refund liability is recognized for the consideration the Group expects to return, and revenue is recognized only to the extent it is highly probable a significant reversal will not occur. When the uncertainty associated with the variable consideration is subsequently resolved, the refund liability is updated at the end of each reporting period for changes in circumstances.
Milestone payments for research and development are contingent upon the occurrence of a future event and represent variable consideration. The Group’s management estimates at the contract’s inception that the most likely amount for milestone payments is zero. The most likely amount method of estimation is considered the most predictive for the outcome since the outcome is binary; e.g. achieving specific success in clinical development (or not). The Group includes milestone payments in the total transaction price only to the extent that it is highly probable that a significant reversal of accumulated revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
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
(f) Other income
(i) Grant income
Grants from the governments, including Australian Research and Development Rebates and France’s Crédit d’Impôt Recherche, are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. For the German research allowance program (Forschungszulage), the Group has a limited history of completed claims and assessments. Entitlement to the allowance is dependent on certification of qualifying research and development activities by the Bescheinigungsstelle Forschungszulage (BSFZ) and the subsequent assessment of eligible expenditure and the amount of the allowance by the competent German tax authority. These assessments involve judgment and may be subject to review. Given the uncertainty regarding the timing and amount of claims ultimately recoverable, the Group recognizes income from the Forschungszulage when the related claim has been assessed and the amount receivable can be reliably determined. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as grant income.
(ii) Research material sales
Income from the sale of materials supplied to other researchers in order to conduct further studies on
LAG-3
technologies is recognized at a point in time when the materials are delivered, the legal title has passed, and the other party has accepted the materials.
(iii) Research collaboration income
Income from services provided in relation to undertaking research collaborations with third parties is recognized over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.
(g) Income tax
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
Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(g) Income tax (continued)

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
(h) Impairment of assets
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
(k) Financial Instruments
Recognition and derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant financial instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities is described below. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(k) Financial Instruments (continued)

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

•
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
For derivative financial assets used to manage currency risks in an economic or natural hedge, the Group’s accounting policy is to classify the corresponding cash flows in the same category as the items denominated in a foreign currency, so that the cash flows are presented in the manner most appropriate to the business.
Impairment of financial assets
AASB 9 (IFRS 9) requires more forward-looking information to recognize expected credit losses – the ‘expected credit losses (ECL) model’. Accordingly, the impairment of financial assets including trade receivables is assessed using an expected credit loss model.
Classification and measurement of financial liabilities
The Group’s financial liabilities comprise trade and other payables, and convertible notes. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for convertible notes.
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included
.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Trade and other payables
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
(m) Compound instruments
Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments is higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognized immediately in profit and loss as a share-based payment charge.
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
(n) Plant and equipment
Plant and equipment are stated at historical cost less depreciation less impairment (if any). Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation on tangible assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture and fittings – 3-5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 14).
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

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(o) Intangible assets (continued)
(i) Intellectual property (continued)

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 15).
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
As the Company has not met the requirement under the standard AASB 138 (IAS 38) to capitalize costs in relation to development, these amounts have been expensed.
Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight line basis over its useful life.
(iii) Goodwill
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The excess of the consideration transferred and the amount of any non-controlling
interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized, but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
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
(iii) Retirement benefit obligations
The Group does not maintain a Group superannuation plan. The Group makes fixed percentage contributions for all Australian resident employees and directors to complying third party superannuation funds. The Group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognized as an expense as they become payable.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(p) Employee benefits (continued)

(iv) Share-based payments
Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP). Information relating to these schemes is set out in note 35.
The fair value of performance rights and options granted under the EIP is recognized as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting
conditions but excludes the impact of any service and
non-market
performance vesting conditions.
Non-market
vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market
vesting conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
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

•
by the weighted average number of ordinary shares outstanding during the fiscal year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements when applicable will be included in the calculation of the weighted average number of ordinary shares and will be retrospectively applied to the prior fiscal year.

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
Operating leases with a term of less than 12 months are considered as short-term leases and leases below threshold of A$12,000 are considered as low value leases. Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. During the fiscal year ended June 30, 2026, the expense recognized for short term leases was A$2,222 (2025: A$3,216) and the expense recognized for low value leases was A$4,748 (2025: A$5,580).
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	amounts expected to be payable by the Group under residual value guarantees

•	the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
The lease payments are discounted using an incremental borrowing rate (as the interest rate implicit in the lease cannot be readily determined) as calculated by management at the commencement date and taking into consideration feedback from surveyed financial institutions on incremental borrowing rates available for the Group as a lessee and nature of each lease portfolio. Incremental borrowing rates are re-assessed on a half yearly basis and are deemed equivalent for the Group’s specific circumstances to a rate that an individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t) Leases (continued)

Right-of-use
assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs.
Right-of-use
assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use
asset is depreciated over the underlying asset’s useful life. The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use
asset. Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations.
The Group does not provide residual value guarantees in relation to leases.
(u) Parent entity financial information
The financial information for the parent entity, Immutep Limited, disclosed in note 36 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries
As disclosed in note 36, non-current assets represent solely the investments of Immutep Limited, investments in its wholly owned subsidiaries. Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.
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
The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each fiscal year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax installments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognized as current amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement is recognized as a contribution to (or distribution from) wholly-owned tax consolidated entities.

NOTE 2. FINANCIAL RISK MANAGEMENT
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.
The Group hedges its foreign exchange risk exposure arising from future commercial transactions and recognized assets and liabilities using natural hedging by holding currency that matches forecast expenditure in each of the major foreign currencies used (AUD, EUR, USD). The Group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures when the Group expects a major transaction in the currency other than the major foreign currencies used by the Group. The Group uses different methods to measure different types of financial risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.
Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with other members of the Group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.
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
Management has set up a policy, approved by the Board, to manage the Group’s exchange risk within the Group companies. The Group may hedge its foreign exchange risk exposure arising from future commercial transactions and recognized assets and liabilities using forward contracts or natural hedging.
The Group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically. The Group holds forward contract with major financial institutions. These instruments are classified as financial instruments at fair value through profit or loss in accordance with AASB 9 (IFRS 9). The forward contracts are measured at fair value through profit or loss (FVTPL). Changes in fair value are recognized immediately in the consolidated statement of profit or loss. Forward exchange contracts were used solely to hedge the Euro/Australian dollar exposure on cash converted into Australian dollar term deposits to obtain a higher interest return and reconverted to Euro on maturity.
For the year ended June 30, 2026, the Group recognized a net loss of $1,868,101 (2025: a net gain of $9,242 and 2024: nil) arising from the change in fair value of forward exchange contracts not designated as hedging instruments. The fair value of the forward contract is determined using observable market inputs (Level 2 of the fair value hierarchy, as explained in note 2(d)), including forward exchange rates and interest rate curves.
This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts as at June 30, 2026. The forward exchange contract outstanding at June 30, 2025 matured on April 28, 2026 and was settled during the year.
The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	June 30, 2026		June 30, 2025
	USD	EUR	USD	EUR
Cash in bank	23,447,867	705,824	10,472,161	1,872,038
Short term investment	—	—	12,500,366	—
Forward contract	—	—	—	18,528,000
Trade and other receivables	—	—	—	—
Trade and other payables	(316,172)	(114,611)	(1,777,611)	(25,164)
Other non-current liabilities	(6,461,083)	—	—	—
Sensitivity
Based on the financial assets and liabilities held at June 30, 2026, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s post-tax loss for the year would have been $1,667,061 lower / $1,667,061 higher (2025 – $2,119,492 lower / $2,119,492 higher).
Based on the financial instruments held at June 30, 2026, had the Australian dollar weakened/ strengthened by 10% against the EURO with all other variables held constant, the Group’s post-tax loss for the year would have been $59,121 lower/ $59,121 higher (2025 – $2,037,487 lower/ $2,037,487 higher), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments. Any changes in post- tax loss will have an equivalent change to equity.
Currently the Group’s exposure to other foreign exchange movements is not material.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

(b) Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, short term investments and receivables. Cash and cash equivalents and short term investments consist primarily of deposits with banks for only independently rated parties with a minimum rating of ‘A’ according to reputable rating agencies. Receivables consist primarily of amounts recoverable from governments of Australia and France, where the risk of non-recoverability
is minimal.
Further, the credit quality of cash and cash equivalents, short term investments and receivables are neither past due nor impaired and can be assessed by reference to external credit ratings.
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the Group held deposits at call and short-term deposits which mature within three months from acquisition comprising of $
63,672,558
(
2025: $
67,408,215
) that are expected to readily generate cash inflows for managing liquidity risk.
Management monitors rolling forecasts of the Group’s liquidity reserve cash and cash equivalents (note 8) on the basis of expected cash flows. In addition, the Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
As outlined in note 3, the company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and active involvement with its institutional and retail investor base.
Maturities of financial liabilities
The tables below analyze the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:
non-derivative
financial liabilities
The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)

Contractual maturities of financial liabilities At June 30, 2026	Less than 12 months $	Between 1 and 5 years $	> 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	13,411,441	—	—	13,411,441	13,411,441
Other non-current liabilities (refer note 18)	—	6,461,083	—	6,461,083	6,461,083
Lease liability	331,715	804,437	—	1,136,152	1,047,526

Total non-derivatives	13,743,156	7,265,520	—	21,008,676	20,920,050

Contractual maturities of financial liabilities At June 30, 2025	Less than 12 months $	Between 1 and 5 years $	> 5 years $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade and other payables	10,634,558	—	—	10,634,558	10,634,558
Convertible note liability (refer note 19)	1,117,255	—	—	1,117,255	1,104,878
Lease liability	230,499	337,847	—	568,346	520,304

Total non-derivatives	11,982,312	337,847	—	12,320,159	12,259,740

(d) Fair value measurements
At June 30, 2026, the Group did not hold any assets or liabilities measured at fair value. Due to the nature of the short-term investments, their carrying amounts at amortized cost of $5.2 million are a reasonable approximation of their fair value at June 30, 2026.
The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at June 30, 2025 on a recurring basis:

At June 30, 2025	Level 1 $	Level 2 $	Level 3 $	Total $
Financial Assets
Short-term investments	62,284,779	—	—	62,284,779
Derivative financial asset	—	9,242	—	9,242

Total financial assets	62,284,779	9,242	—	62,294,021

Financial Liabilities
Convertible note liability	—	—	1,104,878	1,104,878

Total financial liabilities	—	—	1,104,878	1,104,878

Short term investments are measured at amortized cost, which is a reasonable approximation of their fair value as disclosed within the table.
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale
securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.
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
(i) Valuation techniques used to determine fair values
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

NOTE 2. FINANCIAL RISK MANAGEMENT (continued)
(d) Fair value measurements (continued)

(ii) Fair value measurements using valuation techniques
At June 30, 2025, Level 2 consisted of derivative financial assets. Level 3 financial instruments consisted of the convertible note liability (refer note 19); no Level 3 instruments were held at June 30, 2026
.
NOTE 3. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
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
(a) Grant income
Grant income is based on judgments of management when determining the amount of grant income to recognize based on an assessment of qualifying expenditure and relevant rules and regulations in each tax jurisdiction.
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
(c) Liquidity
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at June 30, 2026, the Group holds cash and cash equivalents of $63,672,558 (2025: $67,408,215). As at June 30, 2026, the Group also holds bank term deposits totaling $5,200,486 (2025: $62,284,779), which have been recognized as short-term investments (as opposed to “cash and cash equivalents”) due to having maturities of more than 3 months and less than 12 months.
The Group is subject to risks common to companies in the biotechnology industry, including, but not limited to, risks of delays in initiating or continuing research programs and clinical trials, risks of failure of preclinical studies and clinical trials, the need to obtain marketing approval for any drug product candidate that it may identify and develop, the need to successfully commercialize and gain market acceptance of its product candidates, if approved, dependence on key personnel and collaboration partners, protection of proprietary technology, compliance with government regulations, the development of technological innovations by competitors, and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval prior to commercialization. Even if the Company’s research and development efforts are successful, it is uncertain when, if ever, the Group will realize significant revenue from product sales.
The Group has historically been loss making, anticipates that it will continue to incur losses for the foreseeable future. The Group has funded these losses through a combination of equity financings, debt financings and various license and collaboration agreements, and it expects it will continue to do so until such time as it can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its drug candidates. Although management continues to pursue these plans, there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations, if at all.
In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months.

NOTE 3. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)
(c) Liquidity (continued)

Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date these financial statements were authorized for issuance and that it is appropriate for the financial statements to be prepared on a going concern basis.
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
At each reporting date the Directors assess whether any indicators of impairment exist, having regard to the status and outcomes of the Group’s clinical development programs, the Group’s development and commercialization plans, and the relationship between the Group’s market capitalization and the carrying amount of its net assets. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Accordingly, as commercial production has not yet commenced there is some judgment required in assessing the continued viability on the use of intellectual property. Refer to note 1 and note 15.
(e) Investment in subsidiaries
Investments in subsidiaries held by Immutep Limited are accounted for at cost in the separate financial statements of the parent entity.
Given the current phase of operations, management has recognized these assets to the extent of the value of tangible assets and liabilities consisting of the following adjusting for any impairment loss:

•	Cash held with bank

•	Intellectual property

•	Accounts and other receivables, prepayments and payables with external parties
(f) Fair value estimates of convertible note
Fair value estimation of convertible note is included in the notes 1(m) and note 19 of the financial statements
.

NOTE 4. SEGMENT REPORTING
Identification of reportable operating segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who is identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Immunotherapy.

Operating segment information June 30, 2026	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	14,556,923	—	14,556,923
Other income
Research material sales	38,607	—	38,607
Grant income	5,338,572	—	5,338,572
Miscellaneous income	—	—	—
Net gain on foreign exchange	—	1,229,851	1,229,851
Interest income	—	3,005,047	3,005,047

Total revenue and other income	19,934,102	4,234,898	24,169,000

Result
Segment Result	(81,592,146)	2,287,583	(79,304,563)
Profit/(loss) before income tax expense	(81,592,146)	2,287,583	(79,304,563)
Income tax expense	—	—	—
Loss after income tax expense			(79,304,563)

Total segment assets	83,267,229	—	83,267,229

Total segment liabilities	21,734,183	—	21,734,183

Operating segment information June 30, 2025	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	59,709	—	59,709
Grant income	4,974,823	—	4,974,823
Miscellaneous income	—	390	390
Net change on fair value movement	—	9,242	9,242
Interest income	—	5,287,209	5,287,209

Total revenue and other income	5,034,532	5,296,841	10,331,373

Result
Segment Result	(65,020,504)	3,586,339	(61,434,165)
Profit/(loss) before income tax expense	(65,020,504)	3,586,339	(61,434,165)
Income tax expense	—	—	—
Loss after income tax expense			(61,434,165)

Total segment assets	156,983,434	—	156,983,434

Total segment liabilities	13,348,071	—	13,348,071

NOTE 4. SEGMENT REPORTING (continued)

Operating segment information June 30, 2024	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other income
Research material sales	119,089	—	119,089
Grant income	3,722,788	—	3,722,788
Net gain on foreign exchange	—	113,458	113,458
Interest income	—	3,882,757	3,882,757

Total revenue and other income	3,841,877	3,996,215	7,838,092

Result
Segment Result	(46,556,929)	3,840,304	(42,716,625)
Profit/(loss) before income tax expense	(46,556,929)	3,840,304	(42,716,625)
Income tax expense	—	—	—
Loss after income tax expense			(42,716,625)

Total segment assets	201,579,281	—	201,579,281

Total segment liabilities	12,057,539	—	12,057,539

NOTE 5. REVENUE

	June 30, 2026	June 30, 2025
	A$	A$
Licensing revenue	14,556,923	—

The Company received US$20 million (A$28.8 million) as an upfront license fee from Dr Reddy’s in January 2026, of which US$2.7 million (A$4.1 million) was recognized as revenue and US$17.3 million (A$25.8 million) as unearned revenue in the Company’s Half-Year Report at December 31, 2025. Following discontinuation of TACTI-004, Immutep repaid US$10 million (A$14.3 million) to Dr Reddy’s in June 2026, hence reducing the unearned revenue accordingly. During FY2026, Immutep fulfilled all performance obligations associated with the balance of the upfront payment and therefore recognized US$10 million (A$14.6 million) in total as revenue from the licensing and collaboration partner. No unearned revenue is recorded as at June 30, 2026. USD amounts are translated at the respective transaction-date exchange rates, which is why identical USD amounts appear at different AUD values.
NOTE 6. EXPENSES

Breakdown of expenses by nature	June 30, 2026	June 30, 2025	June 30, 2024
	A$	A$	A$
Research and development*	76,656,778	49,778,916	31,472,063
Employee benefits expenses	11,110,892	10,772,257	8,824,161
Amortization of Intellectual property	2,145,620	2,086,441	1,964,566
Impairment of Intellectual property	3,090,650	—	—
Employee share-based payment expenses	1,589,774	1,163,543	1,796,286
Intellectual property management	1,764,249	1,642,847	1,127,029
Auditor’s remuneration	737,470	753,891	688,364
Depreciation	327,517	303,083	297,292
Other administrative expenses	4,103,298	3,554,058	4,229,578

Total Research & Development, Intellectual Property and Corporate & Administrative Expenses	101,526,248	70,055,036	50,399,339

*	Research and development expense consists of expenditure incurred with third party vendors mainly related to contract research and contract manufacturing activities.

NOTE 7. INCOME TAX EXPENSE

(a)	Income Tax Expense

Current tax	June 30, 2026 A$	June 30, 2025 A$	June 30, 2024 A$
Current tax on profits for the fiscal year	—	—	—

Total current tax expense	—	—	—

Deferred income tax
Increase/(Decrease) in deferred tax assets	(5,296,889)	3,797,425	(1,730,865)
(Increase)/Decrease in deferred tax liabilities	5,296,889	(3,797,425)	1,730,865

Total deferred tax (benefit)/expense	—	—	—

Income tax expense	—	—	—

(b)	Numerical reconciliation of income tax expense to prima facie tax expense

	June 30, 2026 A$	June 30, 2025 A$	June 30, 2024 A$
Loss before income tax expense	(79,304,563)	(61,434,165)	(42,716,625)
Tax at the Australian tax rate of 25% (2025 & 2024: 25%)	(19,826,141)	(15,358,541)	(10,679,156)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share-based payments	397,444	290,886	449,072
Other non-deductible expenses	972,162	518,807	31,997
Non-assessable income	(823,871)	(1,252,948)	(930,697)
Deductible capital raising fee	(572,938)	(675,897)	(834,683)
Adjustment of current tax for prior period	—	—	—
Difference in overseas tax rates*	10,439,687	9,520,599	6,542,761

	(9,413,657)	(6,957,094)	(5,420,706)

Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognized	9,413,657	6,957,094	5,420,706

Income tax expense	—	—	—

*	Difference in overseas tax rate is largely as a result of the corporate income tax rate of 10% applicable to the Immutep subsidiary in France for fiscal years 2026, 2025 and 2024.

(c)	Tax losses

Deferred tax assets for unused tax losses not recognized comprises:	June 30, 2026 A$	June 30, 2025 A$	June 30, 2024 A$
Unused tax losses for which no deferred tax asset has been recognized	422,913,779	399,133,050	310,330,626
Total deferred tax assets for tax losses not recognized	62,835,821	61,624,110	58,586,607
The above potential tax benefit for tax losses has not been recognized in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at June 30, 2026 was $422,913,779 (2025: $399,133,050, 2024: $310,330,626). Utilization of these tax losses is dependent on the parent entity and its subsidiaries satisfying certain tests at the time the losses are recouped and in generating future taxable profits against which to utilize the losses.

NOTE 8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents	June 30, 2026 A$	June 30, 2025 A$
Cash on hand	224	286
Cash at bank	29,671,885	50,149,959
Restricted cash	—	—
Cash on deposit	34,000,449	17,257,970

	63,672,558	67,408,215

The above cash and cash equivalents are held in AUD, USD, and Euro. Cash on deposits are presented as cash and cash equivalents if they have a maturity of three months or less from the date of acquisition. The interest rates on these deposits range from Nil to 4.95% in 2026 (2025: Nil to 4.2%).
NOTE 9. CURRENT RECEIVABLES

Current receivables	June 30, 2026 A$	June 30, 2025 A$
GST and VAT receivables	633,255	1,691,579
Receivable for grant income and other refundable tax	8,557,022	8,169,349
Accounts receivables	219,874	7,460

	9,410,151	9,868,388

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value at June 30, 2026. No receivables were impaired or past due.
NOTE 10. SHORT-TERM INVESTMENTS

Short-term investments	June 30, 2026 A$	June 30, 2025 A$
Term Deposits	5,200,486	62,284,779

	5,200,486	62,284,779

The above short-term investments are held in AUD (2025: AUD, USD and EUR). Term deposits are presented as short-term investments if they have a maturity of more than 3 months and not more than 12 months from the date of acquisition. The interest rates on these deposits range from 1.85% to 5% in financial year 2026 (2025: 2.45% to 5%).

NOTE 11. OTHER CURRENT ASSETS

Other current assets	June 30, 2026 A$	June 30, 2025 A$
Prepayments*	2,118,663	8,521,495
Security deposit	10,820	12,639
Accrued income	213,223	992,130

	2,342,706	9,526,264

*	Prepayments are largely in relation to the prepaid insurance and deposits paid to organizations involved in the clinical trials.
NOTE 12. DERIVATIVE FINANCIAL ASSET

Currency Pair	Notional Amount	Contract rate	Maturity	Fair Value Gain/(Loss)
EUR/AUD	EUR 10,218,192	0.5515	April 28, 2026	9,242

The Group holds structured foreign currency deposits via foreign currency forward contracts to manage exposure to exchange rate fluctuations. These deposits offer enhanced returns linked to the performance of specified currency pairs and may include embedded derivative features. These derivatives are not designated in hedge relationships and are therefore classified as non-hedging and are measured at fair value.

Derivative financial asset	June 30, 2026 A$	June 30, 2025 A$
Opening fair value asset	9,242	—
Net change in fair value recognized in profit or loss	(1,868,101)	9,242
Net cash settlement on maturity	1,858,859	—

Closing fair value asset	—	9,242

The forward exchange contract outstanding at June 30, 2025 (set out above) matured on April 28, 2026 and was settled during the year. No forward exchange contracts were outstanding at June 30, 2026.
NOTE 13. OTHER NON-CURRENT ASSETS

Other non-current assets	June 30, 2026 A$	June 30, 2025 A$
Prepayments*	—	89,720
Security deposits	51,078	26,916

	51,078	116,636

*	Prepayments are largely in relation to prepaid expenses to organizations involved in the clinical trials.

NOTE 14. NON-CURRENT ASSETS – PLANT AND EQUIPMENT

At June 30, 2024	Plant and Equipment A$	Computers A$	Furniture and Fittings A$	Total A$
Cost	504,844	206,836	43,477	755,157
Accumulated depreciation	(477,563)	(177,372)	(37,077)	(692,012)

Net book amount	27,281	29,464	6,400	63,145

Opening net book amount	27,281	29,464	6,400	63,145
Exchange differences	1,756	1,595	359	3,710
Additions	25,104	20,665	—	45,769
Disposals	(1,193)	—	—	(1,193)
Depreciation charges	(22,764)	(19,591)	(5,618)	(47,973)

Closing net book amount At June 30, 2025	30,184	32,133	1,141	63,458

Cost	532,006	230,125	44,240	806,371
Accumulated depreciation	(501,822)	(197,992)	(43,099)	(742,913)

Net book amount	30,184	32,133	1,141	63,458

Opening net book amount	30,184	32,133	1,141	63,458
Exchange differences	(1,604)	(1,280)	(11)	(2,895)
Additions	53,532	39,398	—	92,930
Disposals	—	(313)	—	(313)
Depreciation charge	(16,924)	(24,518)	(1,130)	(42,572)

Closing net book amount At June 30, 2026	65,188	45,420	—	110,608

Cost	583,254	267,407	44,154	894,815
Accumulated depreciation	(518,066)	(221,987)	(44,154)	(784,207)

Net book amount	65,188	45,420	—	110,608

NOTE 15. NON-CURRENT ASSETS – INTANGIBLES

At June 30, 2024	Intellectual Property Assets A$	Goodwill A$	Total A$
Cost or fair value	26,094,543	109,962	26,204,505
Accumulated amortization	(17,963,568)	—	(17,963,568)

Net book amount	8,130,975	109,962	8,240,937

Fiscal Year ended June 30, 2025
Opening net book amount	8,130,975	109,962	8,240,937
Exchange differences	820,519	—	820,519
Additions	225,414	—	225,414
Amortization charge	(2,086,441)	—	(2,086,441)

Closing net book amount	7,090,467	109,962	7,200,429

At June 30, 2025
Cost or fair value	29,416,552	109,962	29,526,514
Accumulated amortization	(22,326,085)	—	(22,326,085)

Net book amount	7,090,467	109,962	7,200,429

Fiscal Year ended June 30, 2026
Opening net book amount	7,090,467	109,962	7,200,429
Exchange differences	(471,218)	—	(471,218)
Additions	—	—	—
Amortization charge	(2,145,620)	—	(2,145,620)
Impairment	(3,090,650)	—	(3,090,650)

Closing net book amount	1,382,979	109,962	1,492,941

At June 30, 2026
Cost or fair value	27,214,874	109,962	27,324,836
Accumulated amortization and impairment	(25,831,895)	—	(25,831,895)

Net book amount	1,382,979	109,962	1,492,941

Amortization methods, useful lives and impairment
The Group amortizes intangible assets with a limited useful life using the straight-line method.
The Group’s intellectual property assets comprise acquired patents related to its LAG-3 product candidates, which are amortized over their remaining legal life (13-14 years from acquisition) and will be fully amortized by the time those patents expire. Costs incurred in further developing the intellectual property subsequent to its initial acquisition, including research and development and the costs of obtaining and maintaining subsequent patents, are expensed as incurred in accordance with AASB 138 (IAS 38), as the criteria for capitalization are not met at the current stage of development. The Group maintains a broader patent portfolio, including newer patents directed to novel combination therapies with efti and a proprietary assay used in the GMP manufacture of efti. This portfolio provides protection well beyond the life of the acquired patents. Biologics, if approved, may also benefit from regulatory exclusivity independent of patent protection.
In March 2026, the Independent Data Monitoring Committee (IDMC) for the TACTI-004 Phase III study evaluating efti in patients in first-line non-small cell lung cancer recommended the discontinuation of the trial following a planned interim futility analysis conducted in accordance with the study protocol, based on a review of the available safety and efficacy data. Immutep accepted the IDMC’s recommendation and halted enrollment in the study. The Group commenced an orderly wind-down of the study, including appropriate patient follow-up and site close-out in accordance with regulatory and ethical obligations. Accordingly, the Group recognized a A$3.1 million non-cash impairment charge during the year ended June 30, 2026 on the remaining carrying value of its intellectual property intangible asset relating to the acquired patents for efti from the acquisition of Immutep S.A. (now Immutep S.A.S.) in 2014. No other indicators of impairment were identified on the remaining patents, license and goodwill held under intangible assets amounting to $1.49 million for the year ended June 30, 2026.
An impairment loss has been recognized for the remaining carrying amount of the cited patents as the discontinuation of TACTI-004 and the associated fall in share price are regarded as impairment indicators in accordance with the requirements of the applicable accounting standards and the Group’s accounting policy. Notwithstanding the impairment recognized under accounting standards, the Group has not abandoned efti in light of positive data from studies involving efti prior to TACTI-004 and continued third party interest in further studies. The Directors will continue to evaluate the appropriate potential next steps in the development of efti in light of findings from the root cause analysis, which is still in progress at the date of this report. See notes 1(h), 3(d) and 4 for the accounting policy on impairment of assets and segment information, respectively.

NOTE 16. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:

(i) Deferred tax assets	June 30, 2026 A$	June 30, 2025 A$
Employee benefits	118,159	132,933
Accruals	1,861,214	265,728
Unrealized exchange loss	2,973,710	—
Unused/(recouped) tax loss	(4,812,522)	5,038,789
Set-off of deferred tax liabilities pursuant to set-off provisions	(140,561)	(5,437,450)

Net deferred tax assets	—	—

(ii) Deferred tax liabilities
The amount of deferred tax liability represents the temporary difference that arose on the recognition of Intangibles recorded in the subsidiary company in France. This has been set-off against deferred taxes in the subsidiary company accordingly, hence reducing the unrecognized tax losses for both the France subsidiary and the consolidated Group. The balance comprises temporary differences attributable to:

(ii) Deferred tax liabilities	June 30, 2026 A$	June 30, 2025 A$
Intangible assets	113,450	681,933
Unrealized exchange gain	—	4,688,663
Accrued income	27,111	66,854

Total deferred tax liabilities	140,561	5,437,450

Set-off of deferred tax liabilities pursuant to set-off provisions	(140,561)	(5,437,450)

Net deferred tax liabilities	—	—

(iii) Movements in deferred tax balances

Movements	Deferred Tax Asset A$	Deferred Tax Liability A$	Total A$
At June 30, 2025	5,437,450	(5,437,450)	—
(Charged)/credited to profit or loss	(5,296,889)	5,296,889	—

At June 30, 2026	140,561	(140,561)	—

NOTE 17. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

Trade and other payables	June 30, 2026 A$	June 30, 2025 A$
Trade payables	5,886,921	5,533,659
Accruals	7,214,082	4,653,950
Other payables	310,438	446,949

	13,411,441	10,634,558

NOTE 18. NON-CURRENT LIABILITIES — OTHER

Other non-current liabilities	June 30, 2026 A$	June 30, 2025 A$
Accruals*	6,461,083	—

	6,461,083	—

*
These accruals relate solely to expenditures fully incurred as at June 30, 2026 and relate to contract manufacturing activities with a third party vendor. The Group has agreed with this third party vendor to utilize the deferred payment option under their contractual agreement with extended payment terms of up to 30 months with contractual interest rate of 5% per annum from the date of receipt of supplier invoice.

NOTE 19. CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	June 30, 2026 A$	June 30, 2025 A$
Current liabilities	—	1,104,878
Non-current liabilities	—	—
Total convertible note liabilities	—	1,104,878

	Consolidated
	June 30, 2026 A$	June 30, 2025 A$
Convertible note at fair value at beginning of reporting period	1,104,878	960,763
Net change in fair value	11,318	144,115
Transfer to contributed equity on conversion of Convertible Notes	(532,990)	—
Transfer to accumulated losses on conversion of Convertible Notes	(583,206)	—
Convertible note at fair value at end of reporting period	—	1,104,878

On May 11, 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on July 31, 2015.

NOTE 19. CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

The 13,750,828 Convertible Notes issued in 2015 had a face value of $1.00 per note and accrued interest at a rate of 3% per annum. Until their conversion in full on July 18, 2025, they were convertible at a price of approximately $0.15 per share (adjusted for post share consolidation and the applicable anti-dilution clause).
Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which were exercisable at a price of A$0.025 per share on or before August 4, 2025

•	371,445,231 warrants were granted which were exercisable at a price of A$0.0237 per share on or before August 4, 2020
All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organization.
The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
During FY2021, 75% of the Convertible Notes were converted to ordinary shares. These occurred in three tranches of 25% each between March 2021 and June 2021. During FY2022, a further 12.5% of the original Convertible Notes were converted to ordinary shares in March 2022. During FY2023, a further 6.25% of the original Convertible Notes were converted to ordinary shares in October 2022. On July 18, 2025, the remaining 6.25% of the Convertible Notes were converted in full into 7,441,304 ordinary shares at a conversion price of $0.15 per share in accordance with the terms of the subscription agreement. No convertible notes remain outstanding as at June 30, 2026. All converted notes have been converted to ordinary shares with A$nil consideration per the original Subscription Agreement.
As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants were restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the previous financial periods under the anti-dilution clause of share purchase agreements.
The warrant expiry dates remained unchanged. The restated terms were as follows:

•	847,600 warrants with an exercise price of A$0.24 per share (exercised via net settlement on July 18, 202 5);

•
37,144,524 warrants with an exercise price of A$0.235 per share (lapsed unexercised on August 4, 2020). All warrants have either been exercised or lapsed as at June 30, 2026. 847,600 warrants with an exercise price of A$0.24 per share were net settled on July 18,
2025; as a result, 33,904 ordinary shares were issued.

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

NOTE 19. CURRENT LIABILITIES – CONVERTIBLE NOTE (continued)

The fair value of the convertible note was allocated between a financial liability for the traditional note component of the convertible note and equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of
$4.4 million, based on the present value of the contractual cash flows of the note discounted at 15%. The remaining value of the convertible note was allocated to the conversion feature and recognized as equity. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2 (IFRS 2).
After initial recognition, there were six subsequent conversions of convertible notes in total as follows, the last of which occurred on July 18, 2025 (during the year ended June 30, 2026):
Conversion of 3,437,707 convertible notes on March 18, 2021 (25%)
Conversion of 3,437,707 convertible notes on May 14, 2021 (25%)
Conversion of 3,437,707 convertible notes on June 7, 2021 (25%)
Conversion of 1,718,853 convertible notes on March 14, 2022 (12.5%)
Conversion of 859,427 convertible notes on October 14, 2022 (6.25%)
Conversion of 859,427 convertible notes on July 18, 2025 (6.25%).
No convertible notes remained outstanding following this conversion. The liability component of the convertible note was measured at fair value as required by AASB 2 (IFRS 2) - Share-based Payments until conversion.

	Convertible Note – Liability A$	Conversion feature – Equity A$
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,286,075	—
Conversion to ordinary shares	(10,705,606)	(41,431,774)

Balance at June 30, 2026	—	—

NOTE 20. CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2026	June 30, 2025
	A$	A$
Annual leave	459,283	814,018

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the Group does not have an unconditional right to defer settlement for any of these obligations.
NOTE 21. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS

	Consolidated
	June 30, 2026	June 30, 2025
	A$	A$
Long service leave	282,107	230,441
Provision for retirement payment	44,746	35,450

	326,853	265,891

NOTE 22. LEASES
The consolidated balance sheet shows the following amounts relating to leases:

	Consolidated
Right-of-use Assets	June 30, 2026 A$	June 30, 2025 A$
Buildings	986,701	506,023

	986,701	506,023

	Consolidated
	June 30, 2026	June 30, 2025
Lease Liabilities	A$	A$
Current	290,149	205,390

Non-current	757,377	314,914

Total Lease Liabilities Balance	1,047,526	520,304

The recognized Right of Use (ROU) assets are comprised solely of property leases in Germany and France. Movements during the fiscal years ended June 30, 2026 and June 30, 2025 are as follows:

ROU asset	A$
Opening balance of ROU asset as at July 1, 2024	616,578
Lease addition and modification for the fiscal year ended June 30, 2025	138,563
Lease disposals for the financial year ended June 30, 2025	—
Depreciation for the financial year ended June 30, 2025	(255,110)
Foreign exchange differences	5,992
Closing balance of ROU asset as at June 30, 2025	506,023
Opening balance of ROU asset as at July 1, 2025	506,023
Lease addition and modification for the fiscal year ended June 30, 2026	848,726
Lease disposals for the financial year ended June 30, 2026	(23,021)
Depreciation for the financial year ended June 30, 2026	(284,945)
Foreign exchange differences	(60,082)
Closing balance of ROU asset as at June 30, 2026	986,701

NOTE 22. LEASES (continued)

For the fiscal years ended June 30, 2026 and June 30, 2025, movement of lease liabilities and aging presentation are as follows:

	Consolidated
Lease Liabilities Reconciliation	June 30, 2026 A$	June 30, 2025 A$
Opening Balance	520,304	633,028
Lease additions and modifications	776,566	130,405
Interest charged for the year	44,817	36,283
Disposals	(24,371)	—
Principal paid for the year	(214,424)	(270,666)
Interest expense paid for the year	(40,582)	(36,759)
Foreign exchange adjustments	(14,784)	28,013

Closing Balance	1,047,526	520,304

Maturities of Lease Liabilities
The table below shows the Group’s lease liabilities in relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Lease Liabilities	Less than 1 year A$	Between 1 and 2 years A$	Between 2 and 5 years A$	Over 5 years A$	Total contractual cash flows A$	Carrying amount A$
2026	331,715	360,027	444,410	—	1,136,152	1,047,526
2025	230,499	158,259	179,588	—	568,346	520,304
NOTE 23. CONTRIBUTED EQUITY

			Consolidated
			June 30, 2026	June 30, 2025
	Note		A$	A$
Fully paid ordinary shares	23	(a)	537,990,227	535,069,876
Options over ordinary shares – listed			9,661,954	9,661,954

			547,652,181	544,731,830

(a) Ordinary Shares

			June 30, 2026		June 30, 2025
	Note		No.	A$	No.	A$
At the beginning of reporting period			1,460,389,575	535,069,876	1,452,612,290	532,443,233
Exercise of performance rights (shares issued during the year)	23	(b)	5,856,523	1,804,155	7,777,285	2,626,643
Conversion of Convertible Notes (shares issued during the period)	23	(b)	7,441,304	1,116,196	—	—
Conversion of Warrants	23	(b)	33,904	—	—	—

At reporting date			1,473,721,306	537,990,227	1,460,389,575	535,069,876

NOTE 23. CONTRIBUTED EQUITY (continued)

(b) Shares issued

2026 Details	Number	Issue Price A$	Total A$
Conversion of Convertible Notes	7,441,304	0.15	1,116,196
Conversion of Warrants	33,904	—	—
Performance rights exercised (transfer from share-based payment reserve)	5,856,523	0.31	1,804,155

Total	13,331,731		2,920,351

2025 Details	Number	Issue Price A$	Total A$
Performance rights exercised (transfer from share-based payment reserve)	7,777,285	0.34	2,626,643

Total	7,777,285		2,626,643

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
Options
Information relating to the Company’s Executive Incentive Plan, including details of options issued, exercised and lapsed during the year and options outstanding at the end of the reporting period, is set out in note 35.
Unlisted options
There were no unlisted options on issue as at June 30, 2026. The balance as at June 30, 2025 is set out in the table below.

Expiration Date	Exercise Price	Number
August 4, 2025	$0.24	847,600

Total		847,600

Share
buy-back
There is no current
on-market
share
buy-back.
Capital risk management
The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the entity can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the consolidated entity may return capital to shareholders, and or issue new shares.
The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to grow its existing businesses
.

NOTE 24. EQUITY – RESERVES AND RETAINED EARNINGS

	Consolidated
	June 30, 2026	June 30, 2025
	A$	A$
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	—	2,589,486
Foreign currency translation reserve	11,303,835	16,807,559
Share-based payment reserve	4,257,224	4,471,605

	34,677,264	42,984,855

Movement in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205
Movements in conversion feature of convertible note reserve:
Opening balance	2,589,486	2,589,486
Transfer to accumulated losses on conversion of Convertible Notes	(2,006,280)	—
Transfer to contributed equity on conversion of Convertible Notes	(583,206)	—

Ending balance	—	2,589,486

Movement in foreign currency translation reserve were as follows:
Opening balance	16,807,559	2,423,316
Currency translation differences arising during the year	(5,503,724)	14,384,243

Ending balance	11,303,835	16,807,559

Movement in share-based payment reserve were as follows
Opening balance	4,471,605	5,934,705
Option and Performance rights expensed during the year	1,589,774	1,163,543
Exercise of vested performance rights transferred to contributed equity	(1,804,155)	(2,626,643)

Ending balance	4,257,224	4,471,605

(b) Accumulated losses
Movement in accumulated losses were as follows:
Opening balance	(444,081,322)	(382,647,157)
Net loss for the year	(79,304,563)	(61,434,165)
Transfer from conversion feature of convertible note reserve on conversion of convertible notes	2,006,280	—
Transfer from convertible note liability on conversion of convertible notes	583,206	—

Ending Balance	(520,796,399)	(444,081,322)

Nature and purpose of reserves
(i) Conversion feature of convertible note reserve
This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value at the time of issue as required by AASB 2 (IFRS 2).
(ii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
(iii) Share-based payments reserve
The share-based payments reserve is used to recognize the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 35.
NOTE 25. EQUITY – DIVIDENDS
There were no dividends paid or declared during the current or previous fiscal year.

NOTE 26. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation

	Consolidated
	June 30, 2026	June 30, 2025	June 30, 2024
	A$	A$	A$
Short-term employee benefits	3,396,698	3,401,189	2,656,821
Long-term employee benefits	15,853	17,028	3,861
Post-employment benefits	96,539	81,223	66,891
Share-based payments	1,453,432	905,305	1,259,571

	4,962,522	4,404,745	3,987,144

(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
There were no options provided as remuneration during the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024.
(ii) Shareholding
The numbers of shares in the company held during the financial year by each director and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.
(iii) Ordinary Share holdings

June 30, 2026 Ordinary shares	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year#	Balance at end of the fiscal year
Dr Russell Howard	1,417,977	300,000	—	—	1,717,977
Mr Pete Meyers	3,663,284	388,889	—	—	4,052,173
Mr Marc Voigt	13,676,945	1,200,000	—	—	14,876,945
Dr Frédéric Triebel	10,453,764	900,000	—	—	11,353,764
Ms Lis Boyce	256,621	166,667	—	—	423,288
Ms Deanne Miller	2,467,305	600,000	—	(200,000)	2,867,305
Mr Christian Mueller	3,307,382	466,666	—	—	3,774,048
Dr Stephan Winckels	—	92,935	—	—	92,935

Total ordinary shares	35,243,278	4,115,157	—	(200,000)	39,158,435
ADSs
Mr Marc Voigt	45	—	—	—	45
Dr Frédéric Triebel	17,061	—	—	—	17,061

Total ADSs	17,106	—	—	—	17,106

#	Other changes during the year include on market acquisitions and/or disposals.

June 30, 2025 Ordinary shares	Balance at start of the fiscal year		Received during the fiscal year on exercise of performance rights		Received during the fiscal year on the exercise of options	Other changes during the fiscal year#	Balance at end of the fiscal year
Dr Russell Howard	1,113,207		304,770		—	—	1,417,977
Mr Pete Meyers	3,274,395		388,889		—	—	3,663,284
Mr Marc Voigt	11,247,445		2,400,000		—	29,500	13,676,945
Dr Frédéric Triebel	8,653,764		1,800,000		—	—	10,453,764
Ms A Anderson	—		—		—	—	—
Dr F Vogl	—		—		—	—	—
Mr Christian Mueller	2,840,715	*	466,667	*	—	—	3,307,382
Ms Lis Boyce	—		256,621		—	—	256,621
Ms Deanne Miller	2,067,305		1,200,000		—	(800,000)	2,467,305

Total ordinary shares	29,196,831		6,816,947		—	(770,500)	35,243,278

ADSs
Mr Marc Voigt	45		—		—	—	45
Dr Frédéric Triebel	17,061		—		—	—	17,061

Total ADSs	17,106		—		—	—	17,106

#	Other changes during the year include on market acquisitions and/or disposals.
*	Shares held before being appointed as key management personnel.

June 30, 2024 Ordinary shares	Balance at start of the fiscal year	Received during the fiscal year on exercise of performance rights	Received during the fiscal year on the exercise of options	Other changes during the fiscal year#	Balance at end of the fiscal year
Dr Russell Howard	1,113,207	—	—	—	1,113,207
Mr Pete Meyers	2,774,395	500,000	—	—	3,274,395
Mr Marc Voigt	11,247,445	—	—	—	11,247,445
Dr Frédéric Triebel	8,653,764	—	—	—	8,653,764
Ms A Anderson	—	—	—	—	—
Dr F Vogl	—	—	—	—	—
Ms Lis Boyce	—	—	—	—	—
Ms Deanne Miller	3,267,305	—	—	(1,200,000)	2,067,305

Total ordinary shares	27,056,116	500,000	—	(1,200,000)	26,356,116

ADSs
Mr Marc Voigt	45	—	—	—	45
Dr Frédéric Triebel	17,061	—	—	—	17,061

Total ADSs	17,106	—	—	—	17,106

#	Other changes during the year include on market acquisitions and/or disposals.

NOTE 26. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)
(b) Equity instrument disclosures relating to key management personnel (continued)

(iv) Option holdings
There were no option holdings held and no movements during the fiscal years 2026, 2025 and 2024.
(v) Performance rights holdings
The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below.

June 30, 2026	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	100,000	1,573,646	(300,000)	—	1,373,646	—	1,373,646
Mr Pete Meyers	777,778	2,058,631	(388,889)	—	2,447,520	—	2,447,520
Mr Marc Voigt	4,800,000	—	(1,200,000)	—	3,600,000	—	3,600,000
Dr Frédéric Triebel	3,600,000	—	(900,000)	—	2,700,000	—	2,700,000
Ms Lis Boyce	333,334	707,232	(166,667)	—	873,899	—	873,899
Ms Deanne Miller	2,400,000	—	(600,000)	—	1,800,000	—	1,800,000
Mr Christian Mueller	1,866,666	—	(466,666)	—	1,400,000	—	1,400,000
Dr Stephan Winckels	—	758,059	(92,935)	—	665,124	—	665,124

Total	13,877,778	5,097,568	(4,115,157)	—	14,860,189	—	14,860,189

June 30, 2025	Balance at start of the fiscal year		Granted		Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	404,770		—		(304,770)	—	100,000	—	100,000
Mr Pete Meyers	1,166,667		—		(388,889)	—	777,778	—	777,778
Mr Marc Voigt	3,600,000		3,600,000		(2,400,000)	—	4,800,000	—	4,800,000
Dr Frédéric Triebel	2,700,000		2,700,000		(1,800,000)	—	3,600,000	—	3,600,000
Ms Anne Anderson	—		—		—	—	—	—	—
Ms Lis Boyce	589,955		—		(256,621)	—	333,334	—	333,334
Ms Deanne Miller	1,800,000		1,800,000		(1,200,000)	—	2,400,000	—	2,400,000
Mr Christian Mueller	933,333	*	1,400,000	*	(466,667)*	—	1,866,666	—	1,866,666

Dr Florian Vogl	1,343,856		—		—	(1,343,856)	—	—	—

Total	12,538,581		9,500,000		(6,816,947)	(1,343,856)	13,877,778	—	13,877,778

*	Performance rights held before being appointed as key management personnel

June 30, 2024	Balance at start of the fiscal year	Granted	Exercised	Other Changes	Balance at end of the fiscal year	Vested and exercisable	Unvested
Performance rights over ordinary shares
Dr Russell Howard	226,414	178,356	—	—	404,770	141,563	263,207
Mr Pete Meyers	1,666,667	—	(500,000)	—	1,166,667	—	1,166,667
Mr Marc Voigt	3,600,000	—	—	—	3,600,000	1,200,000	2,400,000
Dr Frédéric Triebel	2,700,000	—	—	—	2,700,000	900,000	1,800,000
Ms Anne Anderson	—	—	—	—	—	—	—
Ms Lis Boyce	—	589,955	—	—	589,955	89,954	500,001
Ms Deanne Miller	1,800,000	—	—	—	1,800,000	600,000	1,200,000
Dr Florian Vogl	—	1,343,856	—	—	1,343,856	—	1,343,856

Total	9,993,081	2,112,167	(500,000)	—	11,605,248	2,931,517	8,673,731

NOTE 27. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated
	June 30, 2026 A$	June 30, 2025 A$	June 30, 2024 A$
Audit fees
PricewaterhouseCoopers Australia
Audit or review of the financial report	737,470	736,373	661,381
Other audit and assurance services in relation to regulatory filings overseas	—	—	—
Other auditors
Audit of the local statutory accounts overseas	—	17,518	26,983

Total remuneration	737,470	753,891	688,364

NOTE 28. CONTINGENT LIABILITIES
There were no material contingent liabilities in existence at June 30, 2026 and June 30, 2025.
NOTE 29. COMMITMENTS FOR EXPENDITURE
There were no material commitments for expenditure in existence at June 30, 2026 and June 30, 2025.
NOTE 30. RELATED PARTY TRANSACTIONS
Parent entity
Immutep Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 31.
Key management personnel
Disclosures relating to key management personnel are set out in notes 26 and 35.
Transactions with related parties
No transaction occurred with related parties for fiscal year ended June 30, 2026, June 30, 2025 and June 30, 2024, other than the remuneration of Directors and other key management personnel.
Receivable from and payable to related parties
There were no trade receivables from or trade payables due to related parties at the reporting date.
Loans to/from related parties
There were no loans to or from related parties at the reporting date.

NOTE 31. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	June 30, 2026%	June 30, 2025%
Immutep US., Inc	United States	100.00	100.00
Prima BioMed Middle East FZ LLC	United Arab Emirates	100.00	100.00
Immutep GmbH	Germany	100.00	100.00
Immutep Australia Pty Ltd	Australia	100.00	100.00
Immutep IP Pty Ltd	Australia	100.00	100.00
Immutep S.A.S.	France	100.00	100.00
NOTE 32. EVENTS OCCURRING AFTER THE REPORTING DATE
No matter or circumstance has arisen since June 30, 2026, that has significantly affected the Group’s operations, results, or state of affairs, or may do so in future years.
NOTE 33. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	June 30, 2026 A$	June 30, 2025 A$	June 30, 2024 A$
Loss after income tax expense for the year	(79,304,563)	(61,434,165)	(42,716,625)
Adjustments for:
Depreciation and amortization	2,473,137	2,389,524	2,261,858
Impairment of intangible assets	3,090,650	—	—
Loss on disposal of plant and equipment	313	1,186	41
Loss on disposal of right-of-use assets	2,789	—	—
Share-based payments	1,589,774	1,163,543	1,796,286
Net exchange difference	(1,781,246)	3,165,899	(283,057)
Net change in fair value of convertible note liability	11,318	144,115	125,317
Net change in fair value of forward contract	1,868,101	(9,242)	—
Change in operating assets and liabilities:
Decrease/ (Increase) in current receivables	458,237	(2,518,092)	601,765
Decrease/ (Increase) in other operating assets	7,183,558	(6,211,030)	2,688,608
Increase in trade and other payables	2,776,883	1,072,393	537,565
Increase in other non-current liabilities	6,461,083	—	—
(Decrease)/Increase in employee benefits provision	(293,773)	186,163	167,013

Net cash used in operating activities	(55,463,739)	(62,049,706)	(34,821,229)

NOTE 34. EARNINGS PER SHARE

	Consolidated
	June 30, 2026 A$	June 30, 2025 A$	June 30, 2024 A$
Loss after income tax attributable to the owners of Immutep Limited	(79,304,563)	(61,434,165)	(42,716,625)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share (EPS)	1,471,576,261	1,455,818,442	1,201,061,930
Weighted average number of ordinary shares used in calculating diluted earnings per share (EPS)	1,471,576,261	1,455,818,442	1,201,061,930

	Cents	Cents	Cents
Basic earnings per share	(5.39)	(4.22)	(3.56)
Diluted earnings per share	(5.39)	(4.22)	(3.56)

NOTE 34. EARNINGS PER SHARE (continued)

Information concerning other notes and options issued:
The following table summarizes the convertible notes, performance rights, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Consolidated
	June 30, 2026 Number	June 30, 2025 Number	June 30, 2024 Number
Unlisted options*	—	847,600	847,600
Convertible notes	—	7,432,958	7,261,072

Non-executive director performance rights	4,695,065	1,211,112	2,161,392
Performance rights	11,994,156	16,237,064	13,870,535

*	This is related to warrant associated with convertible notes, please refer to note 19 for more details.
On November 5, 2019, there was a 10 to 1 share consolidation. The consolidated comparative balance has therefore been adjusted accordingly.
NOTE 35. SHARE-BASED PAYMENTS
(a) Executive Incentive Plan (EIP)
Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2024 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests.
As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of attracting and retaining a world-class management team. The Company endeavors to achieve simplicity and transparency in remuneration design, while also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long-Term Incentives (LTIs) under the EIP. All the performance rights granted under the Executive Incentive Plan (EIP) once vested, are exercisable into ordinary shares with nil exercise price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 3.59 years.
Set out below are summaries of all STI and LTI performance rights granted under the EIP excluding the performance rights issued to non-executive directors:
Fiscal year ended June 30, 2026

Grant date	Fair Value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 26, 2021	0.490	1,200,000	—	(1,200,000)	—	—	—
November 26, 2021	0.490	1,500,000	—	(1,500,000)	—	—	—
December 1, 2021	0.290	966,666	—	(966,666)	—	—	—
December 16, 2022	0.330	1,112,334	—	(1,112,334)	—	—	—
January 31, 2024	0.350	258,064	—	(129,032)	—	129,032	—
November 22, 2024	0.305	2,700,000	—	—	—	2,700,000	—
November 22, 2024	0.305	3,600,000	—	—	—	3,600,000	—
November 22, 2024	0.305	3,200,000	—	—	—	3,200,000	—
December 5, 2024	0.310	1,700,000	—	—	—	1,700,000	—
October 13, 2025	0.290	—	758,059	(92,935)	—	665,124	—

Total		16,237,064	758,059	(5,000,967)	—	11,994,156	—
The weighted average share price on the exercising date during the financial year 2026 is $0.26.

NOTE 35. SHARE-BASED PAYMENTS (continued)
(a) Executive Incentive Plan (EIP) (continued)

Fiscal year ended June 30, 2025

Grant date	Fair Value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 26, 2021	0.490	3,600,000	—	(2,400,000)	—	1,200,000	—
November 26, 2021	0.490	4,500,000	—	(3,000,000)	—	1,500,000	—
December 1, 2021	0.290	1,933,333	—	(966,667)	—	966,666	—
December 16, 2022	0.330	1,112,334	—	—	—	1,112,334	834,250
January 31, 2024	0.350	1,343,856	—	—	(1,343,856)	—	—
January 31, 2024	0.350	1,381,012	—	(460,338)	(662,610)	258,064	—
November 22, 2024	0.305	—	2,700,000	—	—	2,700,000	—
November 22, 2024	0.305	—	3,600,000	—	—	3,600,000	—
November 22, 2024	0.305	—	3,200,000	—	—	3,200,000	—
December 5, 2024	0.310	—	1,700,000	—	—	1,700,000	—

Total		13,870,535	11,200,000	(6,827,005)	(2,006,466)	16,237,064	834,250

The weighted average share price on the exercising date during the financial year 2025 is $0.284.
Fiscal year ended June 30, 2024

Grant date	Fair Value	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
October 1, 2021	0.550	17,699	—	(17,699)	—	—	—
November 26, 2021	0.490	3,600,000	—	—	—	3,600,000	1,200,000
November 26, 2021	0.490	4,500,000	—	—	—	4,500,000	1,500,000
November 26, 2021	0.490	2,900,000	—	(966,667)	—	1,933,333	—
December 16, 2022	0.330	1,112,334	—	—	—	1,112,334	556,167
January 31, 2024	0.350	—	1,343,856	—	—	1,343,856	—
January 31, 2024	0.350	—	1,381,012	—	—	1,381,012	—

Total		12,130,033	2,724,868	(984,366)	—	13,870,535	3,256,167

The weighted average share price on the exercising date during the financial year 2024 is $0.285.
The fair value at grant date for short term incentive (STI) and long-term incentives (LTI) performance rights is determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option
.

NOTE 35. SHARE-BASED PAYMENTS (continued)
(a) Executive Incentive Plan (EIP) (continued)

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2026 included:

Grant date	October 13, 2025
Share price at grant date	$0.290
Expected price volatility of the Company’s shares	64%
Expected dividend yield	Nil
Risk-free interest rate	3.71%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2025 included:

Grant date	December 5, 2024	November 22, 2024
Share price at grant date	$0.31	$0.305
Expected price volatility of the Company’s shares	63%	63%
Expected dividend yield	Nil	Nil
Risk-free interest rate	3.88%	4.2%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2024 included:

Grant date	June 30, 2024*	January 31, 2024
Share price at grant date	$0.295	$0.35
Expected price volatility of the Company’s shares	62%	58%
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.19%	3.68%

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

Fair value of options granted
No
options were granted during the fiscal years ended June 30, 2026, June 30, 2025 and June 30, 2024. (b) Performance rights issued to non-executive
directors with shareholders’ approval
All the performance rights issued to
non-executive
directors are exercisable into ordinary shares with $nil exercising price. The weighted average remaining contractual life of performance rights outstanding at the end of the period was 4.09 years.
Fiscal year ended June 30, 2026

2026 Grant date	Type of Performance right granted	Fair Value*	Balance at start of the fiscal year Number	Granted during the fiscal year Number	Exercised during the fiscal year Number	Lapsed during the fiscal year Number	Balance at end of the fiscal year Number	Vested and exercisable at end of the fiscal year Number
November 23, 2022	Director rights	0.310	777,778	—	(388,889)	—	388,889	—
October 24, 2023	Director rights	0.320	100,000	—	(50,000)	—	50,000	—
October 24, 2023	Director rights	0.320	333,334	—	(166,667)	—	166,667	—
November 27, 2025	Director rights	0.285	—	1,573,646	(250,000)	—	1,323,646	—
November 27, 2025	Director rights	0.285	—	2,058,631	—	—	2,058,631	—
November 27, 2025	Director rights	0.285	—	707,232	—	—	707,232	—

Total			1,211,112	4,339,509	(855,556)	—	4,695,065	—

The weighted average share price on the exercising date during the financial year 2026 is $0.26.

NOTE 35. SHARE-BASED PAYMENTS (continued)
(b) Performance rights issued to
non-executive
directors with shareholders’ approval (continued)

Fiscal year ended June 30, 2025

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
Fiscal year ended June 30, 2024

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
On November 5, 2019, there was a 10 to 1 share consolidation. The number of performance rights and fair value in fiscal year 2026, 2025 and 2024 movement table have therefore been adjusted retrospectively for the share consolidation.

*	Fair value of performance rights granted
The fair value at grant date for the performance rights issued to non-executive
directors with shareholders’ approval is determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

NOTE 35. SHARE-BASED PAYMENTS (continued)
(b) Performance rights issued to
non-executive
directors with shareholders’ approval (continued)

The model inputs for STI performance rights granted during the fiscal year ended June 30, 2026 included:

Grant date	November 27, 2025
Share price at grant date	$0.285
Expected price volatility of the Company’s shares	62%
Expected dividend yield	Nil
Risk-free interest rate	4.05%
The model inputs for STI performance rights granted during the fiscal year ended June 30, 2024 included:

Grant date	June 30, 2024*	October 24, 2023
Share price at grant date	$0.295	$0.32
Expected price volatility of the Company’s shares	62%	56%
Expected dividend yield	Nil	Nil
Risk-free interest rate	4.11%	4.3%

*
Director performance rights granted during the year ended June 30, 2024 have not met the definition of grant date under AASB 2 (IFRS 2) - Share Based payments. Accordingly, the share-based expense recognized was using an estimate of the grant date fair value at June 30, 2024. The value will be re-assessed at the next reporting date as the grant date will be the 2024 AGM date.

(c) Options issued to other parties
During the fiscal year ended June 30, 2016, options were issued to Ridgeback Capital Investments and Trout Group LLC and were eligible to be exercised up to August
4
, 2025. The weighted average remaining contractual life of these options outstanding at the end of the period was nil as all of these options had been exercised.
Set out below is a summary of the options granted to both parties:

			Balance at	Granted	Exercised	Forfeited	Balance at	Vested and exercisable
			start of the	during the	during the	during the	end of the	at end of the
2026		Exercise	fiscal year	fiscal year	fiscal year	fiscal year	fiscal year	fiscal year
Grant date	Expiry date	price	Number	Number	Number	Number	Number	Number
July 31, 2015	August 4, 2025	0.24	847,600	—	(847,600)	—	—	—

Total			847,600	—	(847,600)	—	—	—

Fair value of options granted
No
option was granted durin
g the fiscal year ended June 30, 2026 (2025 – nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.
(d) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	Consolidated
	June 30, 2026 A$	June 30, 2025 A$
Employee share-based payment expense	1,589,774	1,163,543

	1,589,774	1,163,543

Share-based payment transactions with employees are recognized during the period as a part of corporate and administrative expenses.

NOTE 36. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive income

	Parent
	June 30, 2026	June 30, 2025	June 30, 2024
	A$	A$	A$
Loss after income tax	(86,167,326)	(47,049,922)	(44,253,769)

Total comprehensive loss	(86,167,326)	(47,049,922)	(44,253,769)

Statement of financial position

	Parent
	June 30, 2026 A$	June 30, 2025 A$
Total current assets	16,289,508	44,875,580
Total non current assets	46,592,621	102,844,317

Total assets	62,882,129	147,719,897

Total current liabilities	2,489,810	3,822,498
Total non current liabilities	439,147	482,871

Total liabilities	2,928,957	4,305,369

Equity
— Contributed equity	547,652,181	544,731,830
— Reserves	23,373,429	26,177,296
— Accumulated losses	(511,072,438)	(427,494,598)

Total equity	59,953,172	143,414,528

Parent company financial information is presented in order to meet the disclosure requirements of Australian Accounting Standards, which permits investments in subsidiaries to be measured at cost.
Guarantees of financial support
There are no guarantees entered into by the parent entity during financial years ended June 30, 2026, June 30, 2025 and June 30, 2024.
Contingent liabilities of the parent entity
Refer to note 28 for details in relation to contingent liabilities as at June 30, 2026, June 30, 2025 and June 30, 2024.
Capital commitments – Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment as at June 30, 2026, June 30, 2025 and June 30, 2024.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT INDEX

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

1.1	Constitution of Immutep	20-F	001-35428	1.1	2/13/12

2.1	Form of Deposit Agreement between Prima BioMed, The Bank of New York Mellon, as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares	20-F	001-35428	2.1	4/2/12

2.4	Description of securities (American Depositary Shares)	20-F	001-35428	2.4	10/31/22

4.1	Immutep Executive Incentive Plan	20-F	001-35428	4.1	10/24/25

4.2+	Employment Agreement between Prima BioMed and Marc Voigt, effective July 1, 2012	20-F	001-35428	4.15	10/3/12

4.3+	Chief Executive Officer Employment Agreement between Prima BioMed and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.1	9/24/14

4.4+	Executive and Business Manager Employment Contract between Prima Biomed GmbH and Marc Voigt, effective July 9, 2014	20-F	001-35428	4.15.2	9/24/14

4.5+	Variation to Executive Employment Agreement between Prima BioMed and Marc Voigt, effective June 1, 2015	20-F	001-35428	4.15.3	10/30/15

4.6+	Variation to the Amendment to the Indefinite Term Employment Contract, by and between Immutep S.A. and Frédéric Triebel, effective March 1, 2016	20-F	001-35428	4.17	10/3/16

4.7+	Employment Agreement between Prima BioMed and Deanne Miller, dated October 13, 2012	20-F	001-35428	4.16	10/30/13

4.8+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective February 1, 2013	20-F	001-35428	4.16.1	10/30/13

4.9+	Variation to Executive Employment Agreement between Prima BioMed and Deanne Miller, effective June 1, 2015	20-F	001-35428	4.16.2	9/24/14

		Incorporated by Reference
Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

4.10*	Share Sale Agreement, dated October 2, 2014, by and between Prima BioMed and Immutep S.A.	20-F	001-35428	4.21	10/30/15

4.11+	Amendment to the Indefinite Term Employment Contract Entered Into Effect On May 1st, 2004, dated October 1, 2014, by and between Immutep S.A. and Frédéric Triebel	20-F	001-35428	4.22	10/30/15

4.12*	Clinical Trial Collaboration and Supply Agreement, dated March 12, 2018, between Merck Sharp & Dohme B.V. and Immutep Limited	20-F	001-35428	4.14	10/22/18

4.13✓	License & Research Collaboration Agreement, dated December 13, 2010, between Glaxo Group Limited and Immutep S.A.	20-F	001-35428	4.13	09/23/19

4.14†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International GmbH and MSD International Business GmbH	20-F	001-35428	4.14	10/25/21

4.15†	Clinical Trial Collaboration and Supply Agreement between Immutep Limited and MSD International Business GmbH	20-F	001-35428	4.15	10/22/24

4.16†#	License Agreement, dated December 8, 2025, between Immutep S.A.S and Dr. Reddy’s Laboratories S.A.

8.1	List of Significant Subsidiaries of Immutep Limited	20-F	001-35428	8.1	10/25/21

11.1	Securities Trading Policy	20-F	001-35428	11.1	10/24/23

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

97.1	Policy on Recovery of Erroneously Awarded Incentive Compensation	20-F	001-35428	97.1	10/22/24

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive DataFile because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been submitted separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.
#	Filed herewith.
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

In accordance with SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, and the instruction to Form 20-F, the certifications furnished in Exhibit 13.1 hereto are deemed to accompany this Annual Report on Form 20-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certification will not be deemed to be incorporated by reference into any filing under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Immutep Limited

/s/ Marc Voigt
By: Marc Voigt
Title: Chief Executive Officer and Chief Financial Officer

Date: October 23, 2026